Form 20-F
period 2015-12-31
CELYAD S.A.
filed 2016-04-08
CIK 1637890

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-37452

CELYAD S.A.

(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

Belgium

(Jurisdiction of incorporation or organization)

Rue Edouard Belin 12

1435 Mont-Saint-Guibert, Belgium

(Address of principal executive offices)

Christian Homsy, MD, MBA

Chief Executive Officer

Celyad SA

Rue Edouard Belin 12

1435 Mont-Saint-Guibert, Belgium

Tel: +32 10 394 100 Fax: +32 10 394 141

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share,	The Nasdaq Stock Market LLC
Ordinary shares*	The Nasdaq Stock Market LLC*

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

Ordinary shares: 9,313,603 as of December 31, 2015

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☒  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                  Accelerated filer  ☐                 Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

i

ii

INTRODUCTION

Unless otherwise indicated, “Celyad,” “the company,” “our company,” “we,” “us” and “our” refer to Celyad S.A. and its consolidated subsidiaries.

We own various trademark registrations and applications, and unregistered trademarks and service marks, including “CELYAD”, “C-CATH”, “C-CURE”, “-CATH”, “C-CATHez”, “CARDIO 3 BIOSCIENCES” and our corporate logo. All other trademarks or trade names referred to in this Annual Report on Form 20-F are the property of their respective owners. Trade names, trademarks and service marks of other companies appearing in this Annual Report on Form 20-F are the property of their respective holders. Solely for convenience, the trademarks and trade names in this Annual Report on Form 20-F may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our consolidated financial statements are presented in euros. All references in this Annual Report on Form 20-F to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars” and “USD” mean U.S. dollars and all references to “€”, “EUR”, and “euros” mean euros, unless otherwise noted. Throughout this Annual Report on Form 20-F, references to ADSs mean ADSs or ordinary shares represented by ADSs, as the case may be.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F, or Annual Report, contains forward-looking statements. All statements other than present and historical facts and conditions contained in this Annual Report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this Annual Report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the initiation, timing, progress and results of our pre-clinical studies and clinical trials, and our research and development programs;

•	our ability to advance drug product candidates into, and successfully commence and complete, clinical trials;

•	our reliance on the success of our drug product candidates;

•	the timing or likelihood of regulatory filings and approvals;

•	our ability to develop sales and marketing capabilities;

•	the commercialization of our drug product candidates, if approved;

•	the pricing and reimbursement of our drug product candidates, if approved;

•	the implementation of our business model, strategic plans for our business, drug product candidates and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our drug product candidates and technology;

•	our ability to operate our business without infringing the intellectual property rights and proprietary technology of third parties;

•	cost associated with defending intellectual property infringement, product liability and other claims;

•	regulatory developments in the United States, the European Union and other jurisdictions where we plan to market our drug product candidates;

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•	the potential benefits of strategic collaboration agreements and our ability to enter into strategic arrangements;

•	our ability to maintain and establish collaborations or obtain additional grant funding or subsidies;

•	the rate and degree of market acceptance of our drug product candidates;

•	developments relating to our competitors and our industry, including competing therapies;

•	our ability to effectively manage our anticipated growth;

•	our ability to attract and retain qualified employees and key personnel;

•	our ability to build our finance infrastructure, improve our accounting systems and controls and remedy the material weaknesses identified in our internal control over financial reporting;

•	our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act;

•	statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and share performance;

•	our expectations regarding our PFIC status;

•	the future trading price of our ADSs and our ordinary shares and impact of securities analysts’ reports on these prices; and

•	other risks and uncertainties, including those listed under the caption “Risk factors.”

You should refer to the section of this Annual Report titled “Risk factors” (ITEM 3, D) for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Annual Report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this Annual Report and the documents that we reference in this Annual Report with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This Annual Report contains market data and industry forecasts that were obtained from industry publications. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market position, market opportunity and market size information included in this Annual Report is generally reliable, such information is inherently imprecise.

ITEM 1. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEE

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Statement of Income (Loss) Data:

(€‘000)	For the year ended 31 December
	2015	2014	2013
Revenue	3	146	0
Cost of sales	(1)	(115)	0
Gross profit	2	31	0
Research and Development expenses	(22,766)	(15,865)	(9,046)
General administrative expenses	(7,230)	(5,016)	(3,972)
Other operating income	322	4,413	64
Operating Loss	(29,672)	(16,437)	(12,954)
Financial Result	306	236	(1,535)
Share of Loss of investments accounted for using the equity method	252	(252)	0
Loss before taxes	(29,114)	(16,453)	(14,489)
Income taxes	—	—	—
Loss for the year [2]	(29,114)	(16,453)	(14,489)

Basic and diluted loss per share (in €)	(3.43)	(2.44)	(3.53)

Weighted average number of outstanding shares	8,481,583	6,750,383	4,099,216

Statement of Financial Position Data:

	2013	2014	2015
	Euro	Euro	Euro	US$(1)
Cash and cash equivalents	19,058	27,633	100,175	109,461
Total assets	32,386	43,976	159,525	174,313
Total shareholders’ equity	16,898	26,684	111,473	121,807
Trade non-current liabilities	12,099	11,239	36,562	39,951
Total current liabilities	3,389	6,053	11,490	12,555
Total liabilities	15,488	17,292	48,052	52,506
Total liabilities and shareholders’ equity	32,386	43,976	159,525	174,313

(1)	At closing rate of 1.0927 $/€

Exchange Rate Information

The following table sets forth, for each period indicated, the low and high exchange rates for euros expressed in U.S. dollars, the exchange rate at the end of such period and the average of such exchange rates on the last day of each month during such period, based on the noon buying rate of the Federal Reserve Bank of New York for the euro. As used in this document, the term “noon buying rate” refers to the rate of exchange for the euro, expressed in U.S. dollars per euro, as certified by the Federal Reserve Bank of New York for customs purposes. The exchange rates set forth below demonstrate trends in exchange rates, but the actual exchange rates used throughout this Annual Report may vary.

	2011	2012	2013	2014	2015
High	1.4875	1.3463	1.3816	1.3927	1.2015
Low	1.2926	1.2062	1.2774	1.2101	1.0524
Rate at end of period	1.2973	1.3186	1.3779	1.2101	1.0927
Average rate per period	1.3931	1.2859	1.3281	1.3297	1.1104

The following table sets forth, for each of the last six months, the low and high exchange rates for euros expressed in U.S. dollars and the exchange rate at the end of the month based on the noon buying rate as described above.

	August 2015	September 2015	October 2015	November 2015	December 2015	January 2016
High	1.158	1.1358	1.1437	1.1026	1.1025	1.0964
Low	1.0868	1.1104	1.0963	1.0562	1.0573	1.0743
Rate at end of period	1.114	1.123	1.123	1.073	1.089	1.0855

On February 29th, 2016, the noon buying rate of the Federal Reserve Bank of New York for the euro was €1.00 = $ 1.0888.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this Annual Report and in our other filings with the United States Securities and Exchange Commission, or the SEC, including the following risk factors which we face and which are faced by our industry. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. See “Special Note Regarding Forward-Looking Statements” above.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred losses in each period since our inception and anticipate that we will continue to incur losses in the future.

We are not profitable and have incurred losses in each period since our inception. For the years ended December 31, 2015, 2014 and 2013, we incurred a loss for the year of € 29.1 million, €16.5 million and € 14.5 million, respectively. As of December 31, 2015, we had a retained loss of €100.3 million. We expect these losses to increase as we continue to incur significant research and development and other expenses related to our ongoing operations, continue to advance our drug product candidates through pre-clinical studies and clinical trials, seek regulatory approvals for our drug product candidates, scale-up manufacturing capabilities and hire additional personnel to support the development of our drug product candidates and to enhance our operational, financial and information management systems.

Even if we succeed in commercializing one or more of our drug product candidates, we will continue to incur losses for the foreseeable future relating to our substantial research and development expenditures to develop our technologies. We anticipate that our expenses will increase substantially if and as we:

•	continue our research, pre-clinical and clinical development of our drug product candidates;

•	expand the scope of therapeutic indications of our current clinical trials for our drug product candidates;

•	initiate additional pre-clinical studies or additional clinical trials of existing drug product candidates or new drug product candidates;

•	further develop the manufacturing processes for our drug product candidates;

•	seek regulatory and marketing approvals for our drug product candidates that successfully complete clinical trials;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval, in the European Union and the United States;

•	make milestone or other payments under any in-license agreements;

•	maintain, protect and expand our intellectual property portfolio; and

•	create additional infrastructure to support our operations as a U.S. public company.

We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue.

Our prior losses and expected future losses have had and will continue to have an adverse effect on our shareholders’ equity and working capital. Further, the losses we incur may fluctuate significantly from quarter to quarter and year to year, such that a period to period comparison of our results of operations may not be a good indication of our future performance.

We have generated only limited revenue from sales of C-Cathez to date, and do not expect to generate material revenue until we receive regulatory approval for one of our drug product candidates.

We have generated only limited revenue from sales of C-Cathez, our proprietary catheter for injecting cells into the heart, to research laboratories and clinical stage companies. We expect that revenue from sales of C-Cathez will remain insignificant as we sell C-Cathez only to research laboratories and clinical stage companies. We have no drug products approved for commercial sale, have not generated any revenue from drug product sales, and do not anticipate generating any revenue from drug product sales until after we have received regulatory approval, if at all, for the commercial sale of a drug product candidate. As of the date of this Annual Report, C-Cure, our lead drug product candidate in cardiovascular disease, is in Phase 3 clinical development for the treatment of ischemic heart failure, or HF, while NKR-2, our lead drug product candidate in oncology, is in Phase 1 clinical development for the treatment of refractory or relapsed acute myeloid leukemia, or AML, and multiple myeloma, or MM. Our ability to generate revenue and achieve profitability depends significantly on our success in many factors, including:

•	completing research regarding, and pre-clinical and clinical development of, our drug product candidates;

•	pursuing regulatory approvals and marketing authorizations for drug product candidates for which we complete clinical trials;

•	developing a sustainable and scalable commercial-scale manufacturing process for our drug product candidates, including establishing our own manufacturing capabilities and infrastructure or establishing and maintaining commercially viable supply relationships with third parties;

•	launching and commercializing drug product candidates for which we obtain regulatory approvals and marketing authorizations, either directly or with a collaborator or distributor;

•	obtaining market acceptance of our drug product candidates as viable treatment options;

•	addressing any competing technological and market developments;

•	identifying, assessing, acquiring and/or developing new drug product candidates;

•	negotiating favorable terms in any collaboration, licensing, or other arrangements into which we may enter;

•	maintaining, protecting, and expanding our portfolio of intellectual property rights, including patents, trade secrets, and know-how; and

•	attracting, hiring, and retaining qualified personnel.

Even if one or more of the drug product candidates that we develop is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved drug product candidate. Our expenses could increase beyond expectations if we are required by the U.S. Food and Drug Administration, or the FDA, European Medicines Agency, or EMA, or other applicable regulatory agencies, to change our manufacturing processes or assays, or to perform clinical, pre-clinical, or other types of studies in addition to those that we currently anticipate. If we are successful in obtaining regulatory approvals to market one or more of our drug product candidates, our revenue will be dependent, in part, upon the size of the markets in the territories for which we gain regulatory approval, the accepted price for the drug product, the ability to get coverage and adequate reimbursement, and whether we own the commercial rights for that territory. If the number of our addressable disease patients is not as significant as we estimate, the indication approved by regulatory authorities is narrower than we expect, or the reasonably accepted population for treatment is narrowed by competition, physician choice or treatment guidelines, we may not generate significant revenue from sales of such products, even if approved. If we are not able to generate revenue from the sale of any approved drug products, we may never become profitable.

If we fail to obtain additional financing, we will be unable to complete the development and commercialization of our drug product candidates.

Our operations have required substantial amounts of cash since inception. We expect to continue to spend substantial amounts to continue the clinical development of our drug product candidates, including our ongoing and planned clinical trials for C-Cure, NKR-2 and any of our future drug product candidates. If approved, we will require significant additional amounts in order to launch and commercialize our drug product candidates.

As of December 31, 2015, we had €100.2 million in cash and €7.3 million in short term investments. Over 2015, we raised €31.7 million though a private placement in March 2015 and €88.0 million in June 2015 in our global offering of 1,460,000 ordinary shares, consisting of an underwritten public offering of 1,168,000 ADSs and a concurrent European private placement of 292,000 ordinary shares.

We believe that our existing cash and short term investments, will be sufficient to fund our operations until at least the end of 2017. However, changing circumstances may cause us to increase our spending significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. We may require additional capital for the further development and commercialization of our drug product candidates and may need to raise additional funds sooner if we choose to expand more rapidly than we presently anticipate.

We cannot be certain that additional funding will be available on acceptable terms, or at all. We have no committed source of additional capital and if we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of our drug product candidates or other research and development initiatives. Our licenses may also be terminated if we are unable to meet the payment obligations under the agreements. We could be required to seek collaborators for our drug product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available or relinquish or license on unfavorable terms our rights to our drug product candidates in markets where we otherwise would seek to pursue development or commercialization ourselves. Any these events could significantly harm our business, prospects, financial condition and results of operations and cause the price of our American Depositary Shares, or ADSs, or ordinary shares to decline.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our drug product candidates or technologies.

We may seek additional funding through a combination of equity offerings, debt financings, collaborations and/or licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of the ADSs or the ordinary shares. The incurrence of indebtedness and/or the issuance of certain equity securities could result in increased fixed payment obligations and could also result in certain additional restrictive covenants, such as limitations on our ability to incur additional debt and/or issue additional equity, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, issuance of additional equity securities, or the possibility of such issuance, may cause the market price of the ADSs or the ordinary shares to decline. In the event that we enter into collaborations and/or licensing arrangements in order to raise capital, we may be required to accept unfavorable terms, including relinquishing or licensing to a third party on unfavorable terms our rights to technologies or drug product candidates that we otherwise would seek to develop or commercialize ourselves or potentially reserve for future potential arrangements when we might be able to achieve more favorable terms.

Risks Related to Product Development, Regulatory Approval and Commercialization

We may encounter substantial delays in our clinical trials or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.

Before obtaining regulatory approval or marketing authorization from regulatory authorities for the sale of our drug product candidates, if at all, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the drug product candidates in humans. Clinical testing is expensive, time-consuming and uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:

•	delays in raising, or inability to raise, sufficient capital to fund the planned clinical trials;

•	delays in reaching a consensus with regulatory agencies on trial design;

•	identifying, recruiting and training suitable clinical investigators;

•	delays in reaching agreement on acceptable terms with prospective clinical research organizations, or CROs, and clinical trial sites;

•	delays in obtaining required Investigational Review Board, or IRB, approval at each clinical trial site;

•	delays in recruiting suitable patients to participate in our clinical trials;

•	delays due to changing standard of care for the diseases we are studying;

•	adding new clinical trial sites;

•	imposition of a clinical hold by regulatory agencies, after an inspection of our clinical trial operations or trial sites;

•	failure by our CROs, other third parties or us to adhere to clinical trial requirements;

•	catastrophic loss of drug product candidates due to shipping delays or delays in customs in connection with delivery to foreign countries for use in clinical trials;

•	failure to perform in accordance with the FDA’s good clinical practices, or GCPs, or applicable regulatory guidelines in other countries;

•	delays in the testing, validation, manufacturing and delivery of our drug product candidates to the clinical sites;

•	delays in having patients complete participation in a trial or return for post-treatment follow-up;

•	clinical trial sites or patients dropping out of a trial;

•	occurrence of serious adverse events associated with the drug product candidate that are viewed to outweigh its potential benefits; or

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols.

For example, our Investigational New Drug Application, or IND, for the use of C-Cure in our planned Phase 3 clinical trial of C-Cure for the treatment of ischemic HF in the United States and Europe, or CHART-2, was initially submitted to the FDA in January 2012. This IND became effective in December 2013 for administration of the cells with Myostar, a Biologics catheter used for the injection of therapeutic agents into the heart, and manufactured by Biologics Delivery Systems Group, Cordis Corporation, a Johnson & Johnson company. Prior to initiating the trial, in August 2014, we filed an amendment to the IND requesting among other changes to the initial submission, the use of our proprietary cell injection catheter called C-Cathez. In January 2015, the FDA issued a clinical hold on CHART-2. The clinical hold on CHART-2 was lifted in December 2015.

Any inability to successfully complete pre-clinical and clinical development could result in additional costs to us or impair our ability to generate revenues from product sales, regulatory and commercialization milestones and royalties. Clinical trial delays could also shorten any periods during which we may have the exclusive right to commercialize our drug product candidates or allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our drug product candidates and may harm our business and results of operations.

If the results of our clinical trials are inconclusive or if there are safety concerns or adverse events associated with our drug product candidates, we may:

•	be delayed in obtaining marketing approval for our drug product candidates, if at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

•	be subject to changes in the way the product is administered;

•	be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;

•	have regulatory authorities withdraw their approval of the product or impose restrictions on its distribution in the form of a risk evaluation and mitigations strategy, or REMS, plan;

•	be subject to the addition of labeling statements, such as warnings or contraindications;

•	be sued; or

•	experience damage to our reputation.

Our drug product candidates could potentially cause other adverse events that have not yet been predicted. As described above, any of these events could prevent us from achieving or maintaining market acceptance of our drug product candidates and impair our ability to commercialize our products if they are ultimately approved by applicable regulatory authorities.

Our drug product candidates may cause undesirable side effects or have other properties that could halt their clinical development, prevent their regulatory approval, limit their commercial potential, or result in significant negative consequences.

As with most biological drug products, use of our drug product candidates could be associated with side effects or adverse events which can vary in severity from minor reactions to death and in frequency from infrequent to prevalent. Undesirable side effects or unacceptable toxicities caused by our drug product candidates could cause us or regulatory authorities to interrupt, delay, or halt clinical trials. The FDA, EMA, or comparable foreign regulatory authorities could delay or deny approval of our drug product candidates for any or all targeted indications and negative side effects could result in a more restrictive label for any product that is approved. Side effects such as toxicity or other safety issues associated with the use of our drug product candidates could also require us or our collaborators to perform additional studies or halt development or sale of these drug product candidates.

Treatment-related side effects could also affect patient recruitment or the ability of enrolled subjects to complete the trial, or could result in potential product liability claims. In addition, these side effects may not be appropriately or timely recognized or managed by the treating medical staff. Any of these occurrences may materially and adversely harm our business, financial condition and prospects.

Additionally, if one or more of our drug product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, including during any long-term follow-up observation period recommended or required for patients who receive treatment using our products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw approvals of such product;

•	regulatory authorities may require additional warnings on the label;

•	we may be required to create a REMS plan which could include a medication guide outlining the risks of such side effects for distribution to patients, a communication plan for healthcare providers, and/or other elements to assure safe use;

•	we could be sued and held liable for harm caused to patients; and

•	our reputation may suffer.

Any of the foregoing could prevent us from achieving or maintaining market acceptance of the particular drug product candidate, if approved, and could significantly harm our business, results of operations, and prospects.

If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the trial until its conclusion. We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons, including:

•	the size and nature of the patient population;

•	the patient eligibility criteria defined in the protocol;

•	the size of the population required for analysis of the trial’s primary endpoints;

•	the proximity of patients to trial sites;

•	the design of the trial;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	competing clinical trials for similar therapies;

•	clinicians’ and patients’ perceptions as to the potential advantages and side effects of the drug product candidate being studied in relation to other available therapies, including any new drugs or treatments that may be approved for the indications we are investigating;

•	our ability to obtain and maintain patient consents; and

•	the risk that patients enrolled in clinical trials will not complete a clinical trial.

In addition, our clinical trials will compete with other clinical trials for drug product candidates that are in the same therapeutic areas as our drug product candidates, and this competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Because the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites. Moreover, because our drug product candidates represent a departure from more commonly used methods for ischemic HF and cancer treatment, potential patients and their doctors may be inclined to use conventional therapies, rather than enroll patients in our clinical trials.

Even if we are able to enroll a sufficient number of patients in our clinical trials, delays in patient enrollment may result in increased costs or may affect the timing or outcome of our clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our drug product candidates.

Clinical development is a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials as well as data from any interim analysis of ongoing clinical trials may not be predictive of future trial results. Clinical failure can occur at any stage of clinical development.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Although drug product candidates may demonstrate promising results in early clinical (human) trials and pre-clinical (animal) studies, they may not prove to be effective in subsequent clinical trials. For example, testing on animals may occur under different conditions than testing in humans and therefore the results of animal studies may not accurately predict human experience. Likewise, early clinical trials may not be predictive of eventual safety or effectiveness results in larger-scale pivotal clinical trials. The results of pre-clinical studies and previous clinical trials as well as data from any interim analysis of ongoing clinical trials of our drug product candidates, as well as studies and trials of other products with similar mechanisms of action to our drug product candidates, may not be predictive of the results of ongoing or future clinical trials. For example, the positive results generated in our Phase 2 clinical trial of C-Cure for the treatment of patients with ischemic HF do not ensure that our ongoing Phase 3 clinical trial of C-Cure for the treatment of patients with ischemic HF in Europe and Israel, or CHART-1, or CHART-2, which we expect to initiate end of Q2 2016, will demonstrate similar results or observations. Drug product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through pre-clinical studies and earlier clinical trials. In addition to the safety and efficacy traits of any drug product candidate, clinical trial failures may result from a multitude of factors including flaws in trial design, dose selection, placebo effect and patient enrollment criteria. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials, and it is possible that we will as well. Based upon negative or inconclusive results, we or our collaborators may decide, or regulators may require us, to conduct additional clinical trials or pre-clinical studies. In addition, data obtained from trials and studies are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may delay, limit or prevent regulatory approval.

The regulatory approval processes of the FDA, EMA and other comparable regulatory authorities is lengthy, time-consuming, and inherently unpredictable, and we may experience significant delays in the clinical development and regulatory approval, if any, of our drug product candidates.

The research, testing, manufacturing, labeling, approval, selling, import, export, marketing, and distribution of drug products, including biologics, are subject to extensive regulation by the FDA, EMA and other comparable regulatory authorities. We are not permitted to market any biological drug product in the United States until we receive a Biologics License Application, or BLA, from the FDA or a marketing authorization application, or MAA, from the EMA. We have not previously submitted a BLA to the FDA, MAA to the EMA, or similar approval filings to comparable foreign authorities. A BLA must include extensive pre-clinical and clinical data and supporting information to establish that the drug product candidate is safe, pure, and potent for each desired indication. The BLA must also include significant information regarding the chemistry, manufacturing, and controls for the product, and the manufacturing facilities must complete a successful pre-license inspection. We expect the nature of our drug product candidates to create further challenges in obtaining regulatory approval. For example, the FDA and EMA have limited experience with commercial development of genetically modified T-cell therapies for cancer. The FDA may also require a panel of experts, referred to as an Advisory Committee, to deliberate on the adequacy of the safety and efficacy data to support licensure. The opinion of the Advisory Committee, although not binding, may have a significant impact on our ability to obtain licensure of the drug product candidates based on the completed clinical trials. Accordingly, the regulatory approval pathway for our drug product candidates may be uncertain, complex, expensive, and lengthy, and approval may not be obtained.

Obtaining and maintaining regulatory approval of our drug product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our drug product candidates in other jurisdictions.

If we obtain and maintain regulatory approval of our drug product candidates in one jurisdiction, such approval does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, but a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a drug product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the drug product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional pre-clinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a drug product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets and/or to receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our drug product candidates will be harmed.

A Breakthrough Therapy Designation by the FDA for our drug product candidates may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that our drug product candidates will receive marketing approval.

We may seek a Breakthrough Therapy Designation for some of our drug product candidates. A breakthrough therapy is defined as a product that is intended, alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drug product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drug product candidates designated as breakthrough therapies by the FDA are also eligible for accelerated approval.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe one of our drug product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a Breakthrough Therapy Designation for a drug product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our drug product candidates qualify as breakthrough therapies, the FDA may later decide that the drug product candidates no longer meet the conditions for qualification.

A Fast Track Designation by the FDA may not actually lead to a faster development or regulatory review or approval process.

We may seek Fast Track Designation for some of our drug product candidates. If a product is intended for the treatment of a serious or life-threatening condition and the product demonstrates the potential to address unmet medical needs for this condition, the product sponsor may apply for Fast Track Designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular drug product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive Fast Track Designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development program.

We may seek Orphan Drug Designation for some of our drug product candidates, and we may be unsuccessful or may be unable to maintain the benefits associated with Orphan Drug Designation, including the potential for market exclusivity.

As part of our business strategy, we may seek Orphan Drug Designation for some of our drug product candidates, and we may be unsuccessful. Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate products for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a product intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the product will be recovered from sales in the United States. In the United States, Orphan Drug Designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers.

Similarly, in the European Union, the EMA’s Committee for Orphan Medicinal Products grants Orphan Drug Designation to promote the development of products that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in the European Union and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized (or the product would be a significant benefit to those affected). Additionally, designation is granted for products intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the product in the European Union would be sufficient to justify the necessary investment in developing the product. In the European Union, Orphan Drug Designation entitles a party to financial incentives such as reduction of fees or fee waivers.

Generally, if a drug product candidate with an Orphan Drug Designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the EMA or the FDA from approving another marketing application for the same product and indication for that time period, except in limited circumstances. The applicable period is seven years in the United States and ten years in Europe. The European exclusivity period can be reduced to six years if a product no longer meets the criteria for Orphan Drug Designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified.

Even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different products can be approved for the same condition or the same products can be approved for different conditions. If one of our drug product candidates that receives an orphan drug designation is approved for a particular indication or use within the rare disease, the FDA may later approve the same product for additional indications or uses within that rare disease that are not protected by our exclusive approval. Even after an orphan drug is approved, the FDA can subsequently approve the same product for the same condition if the FDA concludes that the later product is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In addition, a designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. Moreover, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of patients with the rare disease or condition or if another product with the same active moiety is determined to be safer, more effective, or represents a major contribution to patient care. Orphan Drug Designation neither shortens the development time or regulatory review time of a product nor gives the product any advantage in the regulatory review or approval process. While we intend to seek Orphan Drug Designation for some of our drug product candidates, we may never receive such designations. Even if we do receive such designations, there is no guarantee that we will enjoy the benefits of those designations.

Even if we receive regulatory approval of our drug product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our drug product candidates.

If our drug product candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies, and submission of safety, efficacy, and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities.

Manufacturers and manufacturers’ facilities are required to comply with extensive FDA, and comparable foreign regulatory authority, requirements, including ensuring that quality control and manufacturing procedures conform to current Good Manufacturing Practices, or cGMP, and in certain cases Good Tissue Practices, or cGTP, regulations. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance, to the extent applicable, with cGMP and adherence to commitments made in any BLA, other marketing application, and previous responses to inspection observations. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, and quality control.

Any regulatory approvals that we receive for our drug product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials and surveillance to monitor the safety and efficacy of the drug product candidate. The FDA may also require a REMS program as a condition of approval of our drug product candidates, which could entail requirements for long-term patient follow-up, a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves our drug product candidates, we will have to comply with requirements including submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and cGCPs for any clinical trials that we conduct post-approval.

The FDA may impose consent decrees or withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with our drug product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of our products, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	fines, warning letters, or holds on clinical trials;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of license approvals;

•	product seizure or detention, or refusal to permit the import or export of our drug product candidates; and

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising, and promotion of products that are placed on the market. Products may be promoted only for the approved indications and in accordance with approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability. The policies of the FDA and of other regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our drug product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

We will need to obtain FDA approval of any proposed product trade names, and any failure or delay associated with such approval may adversely impact our business.

Any trade name we intend to use for our drug product candidates will require approval from the FDA, regardless of whether we have secured a formal trademark registration from the United States Patent and Trademark Office, or USPTO. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names and/or medication or prescribing errors. The FDA may also object to any product name we submit if it believes the name inappropriately implies medical claims. If the FDA objects to any of our proposed product names, we may be required to adopt an alternative name for our drug product candidates. If we adopt an alternative name, we would lose the benefit of our existing trademark applications for such drug product candidate, and may be required to expend significant additional resources in an effort to identify a suitable product name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. We may be unable to build a successful brand identity for a new trademark in a timely manner or at all, which would limit our ability to commercialize our drug product candidates.

Even if we obtain regulatory approval of our drug product candidates, the products may not gain market acceptance among physicians, patients, hospitals and others in the medical community.

Our autologous engineered-cell therapies may not become broadly accepted by physicians, patients, hospitals, and others in the medical community. Numerous factors will influence whether our drug product candidates are accepted in the market, including:

•	the clinical indications for which our drug product candidates are approved;

•	physicians, hospitals, and patients considering our drug product candidates as a safe and effective treatment;

•	the potential and perceived advantages of our drug product candidates over alternative treatments;

•	the prevalence and severity of any side effects;

•	product labeling or product insert requirements of the FDA, EMA, or other regulatory authorities;

•	limitations or warnings contained in the labeling approved by the FDA or EMA;

•	the timing of market introduction of our drug product candidates as well as competitive products;

•	the cost of treatment in relation to alternative treatments;

•	the availability of adequate coverage, reimbursement and pricing by third-party payors and government authorities;

•	the willingness of patients to pay out-of-pocket in the absence of coverage by third-party payors and government authorities;

•	relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies; and

•	the effectiveness of our sales and marketing efforts.

In addition, although we are not utilizing embryonic stem cells in our drug product candidates, adverse publicity due to the ethical and social controversies surrounding the therapeutic use of such technologies, and reported side effects from any clinical trials using these technologies or the failure of such trials to demonstrate that these therapies are safe and effective may limit market acceptance our drug product candidates due to the perceived similarity between our drug product candidates and these other therapies. If our drug product candidates are approved but fail to achieve market acceptance among physicians, patients, hospitals, or others in the medical community, we will not be able to generate significant revenue.

Even if our products achieve market acceptance, we may not be able to maintain that market acceptance over time if new products or technologies are introduced that are more favorably received than our products, are more cost effective or render our products obsolete.

Coverage and reimbursement may be limited or unavailable in certain market segments for our drug product candidates, which could make it difficult for us to sell our drug product candidates profitably.

Successful sales of our drug product candidates, if approved, depend on the availability of adequate coverage and reimbursement from third-party payors. In addition, because our drug product candidates represent novel approaches to the treatment of ischemic HF and cancer, we cannot accurately estimate the potential revenue from our drug product candidates. Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors are critical to new product acceptance.

Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs and treatments they will cover and the amount of reimbursement. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. As a result, obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of our products on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement will be obtained. Even if we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate for us to achieve or sustain profitability or may require co-payments that patients find unacceptably high. Additionally, third-party payors may not cover, or provide adequate reimbursement for, long-term follow-up evaluations required following the use of our products. Patients are unlikely to use our drug product candidates unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our drug product candidates. Because our drug product candidates have a higher cost of goods than conventional therapies, and may require long-term follow up evaluations, the risk that coverage and reimbursement rates may be inadequate for us to achieve profitability may be greater.

We intend to seek approval to market our drug product candidates in the United States, European Union, and in selected other foreign jurisdictions. If we obtain approval in one or more foreign jurisdictions for our drug product candidates, we will be subject to rules and regulations in those jurisdictions. For example, in the countries of the European Union, the pricing of biologics is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a drug product candidate. In addition, market acceptance and sales of our drug product candidates will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for our drug product candidates and may be affected by existing and future health care reform measures.

Healthcare legislative reform measures and constraints on national budget social security systems may have a material adverse effect on our business and results of operations.

Third-party payors, whether domestic or foreign, or governmental or private, are developing increasingly sophisticated methods of controlling healthcare costs. In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could impact our ability to sell our products profitably. In particular, in 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or the ACA, was enacted, which, among other things, subjected biologic products to potential competition by lower-cost biosimilars, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program, extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations, subjected manufacturers to new annual fees and taxes for certain branded prescription drugs, and provided incentives to programs that increase the federal government’s comparative effectiveness research. We cannot predict the full impact of the ACA on bio-pharmaceutical companies as many of the ACA reforms require the promulgation of additional detailed regulations implementing the statutory provisions which has not yet completely occurred. Further, new litigation is currently pending before the U.S. Supreme Court seeking to invalidate certain provisions of the ACA.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013, and will remain in effect through 2024 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012, was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

•	the demand for our drug product candidates, if we obtain regulatory approval;

•	our ability to set a price that we believe is fair for our products;

•	our ability to generate revenue and achieve or maintain profitability;

•	the level of taxes that we are required to pay; and

•	the availability of capital.

Any denial in coverage or reduction in reimbursement from Medicare or other government programs may result in a similar denial or reduction in payments from private payors, which may adversely affect our future profitability.

Our drug product candidates are biologics, which are complex to manufacture, and we may encounter difficulties in production, particularly with respect to process development or scaling-out of our manufacturing capabilities. If we or any of our third-party manufacturers encounter such difficulties, our ability to provide supply of our drug product candidates for clinical trials or our products for patients, if approved, could be delayed or stopped, or we may be unable to maintain a commercially viable cost structure.

Our drug product candidates are biologics and the process of manufacturing our products is complex, highly-regulated and subject to multiple risks. The manufacture of our drug product candidates involves complex processes, including harvesting cells from patients, selecting and expanding certain cell types, engineering or reprogramming the cells in a certain manner to create either cardiopoietic cells or NKR-T cells, expanding the cell population to obtain the desired dose, and ultimately infusing the cells back into a patient’s body. As a result of the complexities, the cost to manufacture our drug product candidates, is higher than traditional small molecule chemical compounds, and the manufacturing process is less reliable and is more difficult to reproduce. Our manufacturing process is susceptible to product loss or failure due to logistical issues associated with the collection of blood cells, or starting material, from the patient, shipping such material to the manufacturing site, shipping the final product back to the patient, and infusing the patient with the product, manufacturing issues associated with the differences in patient starting materials, interruptions in the manufacturing process, contamination, equipment or reagent failure, improper installation or operation of equipment, vendor or operator error, inconsistency in cell growth, and variability in product characteristics. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions. For example, we were only able to produce C-Cure for 70% of the patients that we attempted to produce drug product candidate for in our Phase 2 clinical trial. If for any reason we lose a patient’s starting material or later-developed product at any point in the process, the manufacturing process for that patient will need to be restarted and the resulting delay may adversely affect that patient’s outcome. If microbial, viral, or other contaminations are discovered in our drug product candidates or in the manufacturing facilities in which our drug product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. Because our drug product candidates are manufactured for each particular patient, we are required to maintain a chain of identity with respect to materials as they move from the patient to the manufacturing facility, through the manufacturing process, and back to the patient. Maintaining such a chain of identity is difficult and complex, and failure to do so could result in adverse patient outcomes, loss of product, or regulatory action including withdrawal of our products from the market. Further, as drug product candidates are developed through pre-clinical to late stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause our drug product candidates to perform differently and affect the results of ongoing clinical trials or other future clinical trials.

We manufactured C-Cure for CHART-1 in our pilot manufacturing plant in Belgium and we plan to initially manufacture C-Cure for CHART-2 in the same plant. We are also planning to build a pilot manufacturing facility in the United States to reduce our overall logistical costs for CHART-2 and to allow redundancy between manufacturing sites. The cells for our ongoing Phase 1 clinical trial of NKR-2 are being manufacturing at the Dana Farber Cancer Institute’s cell manufacturing facility. In the future, we plan to operate two commercial manufacturing sites, one in the United States and one in the European Union. We believe this will allow increased flexibility and reduced logistical costs and will allow for the necessary redundancy in case of site or geography-related failure. However, we are very early in the process of locating sites for these commercial manufacturing facilities and may be unsuccessful in our ability to find appropriate sites for such facilities.

Although we are working, or will be working, to develop commercially viable processes for the manufacture of our drug product candidates, doing so is a difficult and uncertain task, and there are risks associated with scaling to the level required for later-stage clinical trials and commercialization, including, among others, cost overruns, potential problems with process scale-out, process reproducibility, stability issues, lot consistency, and timely availability of reagents or raw materials. We may ultimately be unable to reduce the cost of goods for our drug product candidates to levels that will allow for an attractive return on investment if and when those drug product candidates are commercialized.

In addition, the manufacturing process that we develop for our drug product candidates is subject to FDA and foreign regulatory authority approval process, and we will need to make sure that we or our contract manufacturers, or CMOs, if any, are able to meet all FDA and foreign regulatory authority requirements on an ongoing basis. If we or our CMOs are unable to reliably produce drug product candidates to specifications acceptable to the FDA or other regulatory authorities, we may not obtain or maintain the approvals we need to commercialize such drug product candidates. Even if we obtain regulatory approval for any of our drug product candidates, there is no assurance that either we or our CMOs will be able to manufacture the approved product to specifications acceptable to the FDA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Any of these challenges could have an adverse effect on our business, financial condition, results of operations and growth prospects.

We may face competition from biosimilars, which may have a material adverse impact on the future commercial prospects of our drug product candidates.

Even if we are successful in achieving regulatory approval to commercialize a drug product candidate faster than our competitors, we may face competition from biosimilars. The Biologics Price Competition and Innovation Act of 2009, or BPCI Act, created an abbreviated approval pathway for biological products that are demonstrated to be biosimilar to, or interchangeable with, an FDA-approved biological product. “Biosimilarity” means that the biological product is highly similar to the reference product notwithstanding minor differences in clinically inactive components and there are no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency of the product. To meet the higher standard of “interchangeability,” an applicant must provide sufficient information to show biosimilarity and demonstrate that the biological product can be expected to produce the same clinical result as the reference product in any given patient and, if the biological product is administrated more than once to an individual, the risk in terms of safety or diminished efficacy of alternating or switching between the use of the biological product and the reference product is not greater than the risk of using the reference product without such alternation or switch.

A reference biological product is granted 12 years of exclusivity from the time of first licensure of the product, and the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after first licensure. First licensure typically means the initial date the particular product at issue was licensed in the United States. This does not include a supplement for the biological product or a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest, or other related entity) for a change that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device, or strength, unless that change is a modification to the structure of the biological product and such modification changes its safety, purity, or potency. Whether a subsequent application, if approved, warrants exclusivity as the first licensure of a biological product is determined on a case-by-case basis with data.

This data exclusivity does not prevent another company from developing a product that is highly similar to the innovative product, generating its own data, and seeking approval. Data exclusivity only assures that another company cannot rely upon the data within the application for the reference biological product to support the biosimilar product’s approval.

In the European Union, the European Commission has granted marketing authorizations for several biosimilars pursuant to a set of general and product class-specific guidelines for biosimilar approvals issued over the past few years. In the European Union, a competitor may reference data supporting approval of an innovative biological product, but will not be able do so until eight years after the time of approval of the innovative product and to get its biosimilar on the market until ten years from the aforementioned approval. This 10-year marketing exclusivity period will be extended to 11 years if, during the first eight of those ten years, the marketing authorization holder obtains an approval for one or more new therapeutic indications that bring significant clinical benefits compared with existing therapies. In addition, companies may be developing biosimilars in other countries that could compete with our products.

If competitors are able to obtain marketing approval for biosimilars referencing our products, our products may become subject to competition from such biosimilars, with the attendant competitive pressure and consequences.

We currently have no marketing and sales organization and have no experience in marketing products. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our drug product candidates, we may not be able to generate product revenue.

We currently have no sales, marketing, or commercial product distribution capabilities and have no experience in marketing products. We intend to develop an in-house marketing organization and sales force, which will require significant capital expenditures, management resources and time. We will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train and retain marketing and sales personnel. If we are unable or decide not to establish internal sales, marketing and commercial distribution capabilities for any or all products we develop, we will likely pursue collaborative arrangements regarding the sales and marketing of our products. However, there can be no assurance that we will be able to establish or maintain such collaborative arrangements, or if we are able to do so, that they will have effective sales forces. Any revenue we receive will depend upon the efforts of such third parties, which may not be successful. We may have little or no control over the marketing and sales efforts of such third parties, and our revenue from product sales may be lower than if we had commercialized our drug product candidates ourselves. We also face competition in our search for third parties to assist us with the sales and marketing efforts of our drug product candidates.

There can be no assurance that we will be able to develop in-house sales and commercial distribution capabilities or establish or maintain relationships with third-party collaborators to successfully commercialize any product in the United States, the European Union, overseas, and as a result, we may not be able to generate product revenue.

We face intense competition and rapid technological change and the possibility that our competitors may develop therapies that are more advanced or effective than ours, which may adversely affect our financial condition and our ability to successfully commercialize our drug product candidates.

We face competition both in the United States and internationally, including from major multinational pharmaceutical companies, biotechnology companies and universities and other research institutions. In addition, many universities and private and public research institutes are active in our target disease areas. As of the date of this Annual Report, our main competitors for C-Cure include Aldagen, Inc., Athersys, Inc., Cytori Therapeutics, Inc., Mesoblast Ltd and Vericel Corporation. As of the date of this Annual Report, our main competitors for NKR-2 and our other NKR-T cell product candidates include Bellicum Pharmaceuticals, Inc., Bluebird bio, Inc., Cellectis S.A., Juno Therapeutics, Inc., Kite Pharma Inc., Novartis AG, NantKwest Inc and Ziopharm Oncology, Inc.

Many of our competitors have substantially greater financial, technical and other resources, such as larger research and development staff and experienced marketing and manufacturing organizations. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis, products that are more effective or less costly than any drug product candidate that we may develop, or achieve earlier patent protection, regulatory approval, product commercialization and market penetration than we do. Additionally, technologies developed by our competitors may render our potential drug product candidates uneconomical or obsolete, and we may not be successful in marketing our drug product candidates against competitors.

In addition, as a result of the expiration or successful challenge of our patent rights, we could face litigation with respect to the validity and/or scope of patents relating to our competitors’ products. The availability of our competitors’ products could limit the demand, and the price we are able to charge, for any products that we may develop and commercialize.

Risks Related to our Reliance on Third Parties

Cell-based therapies rely on the availability of specialty raw materials, which may not be available to us on acceptable terms or at all.

Engineered-cell therapies require many specialty raw materials, some of which are manufactured by small companies with limited resources and experience to support a commercial product. The suppliers may be ill-equipped to support our needs, especially in non-routine circumstances like an FDA inspection or medical crisis, such as widespread contamination. We also do not have contracts with many of these suppliers, and may not be able to contract with them on acceptable terms or at all. Accordingly, we may experience delays in receiving key raw materials to support clinical or commercial manufacturing.

In addition, some raw materials are currently available from a single supplier, or a small number of suppliers. We cannot be sure that these suppliers will remain in business, or that they will not be purchased by one of our competitors or another company that is not interested in continuing to produce these materials for our intended purpose.

We rely on third parties to conduct, supervise and monitor our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our drug product candidates and our business could be substantially harmed.

We rely on CROs and clinical trial sites to ensure our clinical trials are conducted properly and on time. While we will have agreements governing their activities, we will have limited influence over their actual performance. We will control only certain aspects of our CROs’ activities. Nevertheless, we will be responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on the CROs does not relieve us of our regulatory responsibilities.

We and our CROs are required to comply with the GCPs for conducting, recording and reporting the results of clinical trials to assure that the data and reported results are credible and accurate and that the rights, integrity and confidentiality of clinical trial participants are protected. The FDA, the Competent Authorities of the Member States of the EEA, and comparable foreign regulatory authorities, enforce these GCPs through periodic inspections of trial sponsors, principal investigators and clinical trial sites. If we or our CROs fail to comply with applicable GCPs, the clinical data generated in our future clinical trials may be deemed unreliable and the FDA, the EMA, or other foreign regulatory authorities may require us to perform additional clinical trials before approving any marketing applications. Upon inspection, the FDA may determine that our clinical trials did not comply with GCPs. In addition, our future clinical trials will require a sufficient number of test subjects to evaluate the safety and effectiveness of our drug product candidates. Accordingly, if our CROs fail to comply with these regulations or fail to recruit a sufficient number of patients, we may be required to repeat such clinical trials, which would delay the regulatory approval process.

Our CROs are not our employees, and we are therefore unable to directly monitor whether or not they devote sufficient time and resources to our clinical programs. These CROs may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other product development activities that could harm our competitive position. If our CROs do not successfully carry out their contractual duties or obligations, fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements, or for any other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize, our drug product candidates. If any such event were to occur, our financial results and the commercial prospects for our drug product candidates would be harmed, our costs could increase, and our ability to generate revenues could be delayed.

If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms. Further, switching or adding additional CROs involves additional costs and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which could materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

Risks Related to Intellectual Property

We depend on intellectual property licensed from third parties and termination of any of these licenses could result in the loss of significant rights, which would harm our business.

We are dependent on patents, know-how, and proprietary technology, both our own and licensed from others. We license technology from the Mayo Foundation for Medical Education and Research, or the Mayo Clinic, and the Trustees of Dartmouth College, or Dartmouth College. The Mayo Clinic may terminate our license agreement with them, or the Mayo License, on a product-by-product basis or licensed invention-by-licensed invention basis if we default in making payment when due and payable or under other circumstances specified in the Mayo License, subject to 120 days’ prior written notice and opportunity to cure. The Mayo Clinic may also terminate the Mayo License if we deliberately make false statements in reports delivered to the Mayo Clinic. Further, the Mayo Clinic may terminate the Mayo License immediately for our insolvency or bankruptcy. Dartmouth College may terminate either our 2010 license or 2014 license, if we fail to meet a milestone within the specified time period, unless we pay the corresponding milestone payment. Dartmouth College may terminate either the 2010 license or 2014 license in the event we default or breach any of the provisions of the applicable license, subject to 30 days’ prior notice and opportunity to cure. In addition, each of the 2010 license and 2014 license automatically terminates in the event we become insolvent, make an assignment for the benefit of creditors or file, or have filed against us, a petition in bankruptcy. Furthermore, Dartmouth College may terminate our 2010 license, after April 30, 2024, if we fail to meet the specified minimum net sales obligations for any year, unless we pay to Dartmouth College the royalty we would otherwise be obligated to pay had we met such minimum net sales obligation. Any termination of these licenses could result in the loss of significant rights and could harm our ability to commercialize our drug product candidates. Disputes may also arise between us and our licensors regarding intellectual property subject to a license agreement, including those relating to:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the license agreement;

•	our right to sublicense patent and other rights to third parties under collaborative development relationships;

•	the amount and timing of milestone and royalty payments;

•	whether we are complying with our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our drug product candidates; and

•	the allocation of ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and by us and our partners.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected drug product candidates. We are generally also subject to all of the same risks with respect to protection of intellectual property that we license as we are for intellectual property that we own, which are described below. If we or our licensors fail to adequately protect this intellectual property, our ability to commercialize our products could suffer.

We could be unsuccessful in obtaining or maintaining adequate patent protection for one or more of our drug product candidates.

The patent application process is expensive and time-consuming, and we and our current or future licensors and licensees may not be able to apply for or prosecute patents on certain aspects of our drug product candidates or deliver technologies at a reasonable cost, in a timely fashion, or at all. It is also possible that we or our current licensors, or any future licensors or licensees, will fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, our patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. It is possible that defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, such as with respect to proper priority claims, inventorship, claim scope or patent term adjustments. Under our existing license agreements with the Mayo Clinic and Dartmouth College, we have the right, but not the obligation, to enforce our licensed patents. If our current licensors, or any future licensors or licensees, are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised and we might not be able to prevent third parties from making, using, and selling competing products. If there are material defects in the form or preparation of our patents or patent applications, such patents or applications may be invalid and unenforceable. Moreover, our competitors may independently develop equivalent knowledge, methods, and know-how. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business, financial condition and operating results.

We currently have issued patents and patent applications directed to our drug product candidates and medical devices, and we anticipate that we will file additional patent applications both in the United States and in other countries, as appropriate. However, we cannot predict:

•	if and when any patents will issue from patent applications;

•	the degree and range of protection any issued patents will afford us against competitors, including whether third parties will find ways to invalidate or otherwise circumvent our patents;

•	whether others will apply for or obtain patents claiming aspects similar to those covered by our patents and patent applications; or

•	whether we will need to initiate litigation or administrative proceedings to defend our patent rights, which may be costly whether we win or lose.

We cannot be certain, however, that the claims in our pending patent applications will be considered patentable by the USPTO or by patent offices in foreign countries, or that the claims in any of our issued patents will be considered valid and enforceable by courts in the United States or foreign countries.

The strength of patents in the biotechnology and pharmaceutical field can be uncertain, and evaluating the scope of such patents involves complex legal and scientific analyses. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our drug product candidates or uses thereof in the United States or in other foreign countries. Even if the patents do successfully issue, third parties may challenge the validity, enforceability, or scope thereof, which may result in such patents being narrowed, invalidated, or held unenforceable. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing their products to avoid being covered by our claims. If the breadth or strength of protection provided by the patent applications we hold with respect to our drug product candidates is threatened, this could dissuade companies from collaborating with us to develop, and could threaten our ability to commercialize, our drug product candidates. Further, because patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we were the first to file any patent application related to our drug product candidates. Furthermore, for U.S. applications in which all claims are entitled to a priority date before March 16, 2013, an interference proceeding can be provoked by a third party or instituted by the USPTO to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. For U.S. applications containing a claim not entitled to priority before March 16, 2013, there is a greater level of uncertainty in the patent law in view of the passage of the America Invents Act, which brought into effect significant changes to the U.S. patent laws, including new procedures for challenging pending patent applications and issued patents.

European patent EP2432482, entitled “Pharmaceutical composition for the treatment of heart diseases”, was granted by the European Patent Office (“EPO”) on April 15, 2015. The granted claims relate to compositions comprising specific cells committed to the generation of heart tissue. A notice of opposition to this patent was filed at the EPO on January 15, 2016. The opposition requests revocation of the patent in its entirety.

US Patent No. 9,181,527, entitled “T cell receptor-deficient T cell compositions,” was issued by the USPTO on November 10, 2015. The issued claims relate to isolated primary human T cells that have been specifically modified. A request for ex parte re-examination of claim 1 of the issued patent was filed at the USPTO on February 10, 2016 by a third party. Within three months of the filing date of the request for reexamination, the USPTO will issue an order granting or denying reexamination. An order granting reexamination is not a determination of claim patentability and the third party requester would have only limited participation rights in an ex parte re-examination proceeding. Each claim of a patent is enforceable during a re-examination proceeding and would be presumed valid in any litigation. Furthermore, no amendment or cancellation of a claim made during a reexamination proceeding is effective until a reexamination certificate is issued.

Patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed. Various extensions may be available; however the life of a patent, and the protection it affords, is limited. Further, the extensive period of time between patent filing and regulatory approval for a drug product candidate limits the time during which we can market a drug product candidate under patent protection, which may particularly affect the profitability of our early-stage drug product candidates. If we encounter delays in our clinical trials, the period of time during which we could market our drug product candidates under patent protection would be reduced. Without patent protection for our drug product candidates, we may be open to competition from biosimilar versions of our drug product candidates.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on drug product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. For example, an April 2014 report from the Office of the United States Trade Representative identified a number of countries, including India and China, where challenges to the procurement and enforcement of patent rights have been reported. Several countries, including India and China, have been listed in the report every year since 1989. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Confidentiality agreements with employees and third parties may not prevent unauthorized disclosure of trade secrets and other proprietary information.

In addition to the protection afforded by patents, we seek to rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce, and any other elements of our product discovery and development processes that involve proprietary know-how, information, or technology that is not covered by patents. Trade secrets, however, may be difficult to protect. We seek to protect our proprietary processes, in part, by entering into confidentiality agreements with our employees, consultants, outside scientific advisors, contractors and collaborators. Although we use reasonable efforts to protect our trade secrets, our employees, consultants, outside scientific advisors, contractors, and collaborators might intentionally or inadvertently disclose our trade secret information to competitors. In addition, competitors may otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, or misappropriation of our intellectual property by third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, operating results and financial condition.

Third-party claims of intellectual property infringement against us or our collaborators may prevent or delay our product discovery and development efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, derivation, and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. Recently, due to changes in U.S. law referred to as patent reform, new procedures including inter partes review and post-grant review have been implemented. This reform adds uncertainty to the possibility of challenge to our patents in the future.

Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist in the fields in which we are developing our drug product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our drug product candidates may give rise to claims of infringement of the patent rights of others.

Although we have conducted analyses of the patent landscape with respect to our drug product candidates, and based on these analyses, we believe that we will be able to commercialize our drug product candidates, third parties may nonetheless assert that we infringe their patents, or that we are otherwise employing their proprietary technology without authorization, and may sue us. There may be third-party patents of which we are currently unaware with claims to compositions, formulations, methods of manufacture, or methods of use or treatment that cover our drug product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our drug product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies or the manufacture, use, or sale of our drug product candidates infringes upon these patents. If any such third-party patents were held by a court of competent jurisdiction to cover our technologies or drug product candidates, the holders of any such patents may be able to block our ability to commercialize the applicable drug product candidate unless we obtain a license under the applicable patents, or until such patents expire or are finally determined to be held invalid or unenforceable. Such a license may not be available on commercially reasonable terms or at all. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, our ability to commercialize our drug product candidates may be impaired or delayed, which could in turn significantly harm our business.

Third parties asserting their patent rights against us may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our drug product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and other employee resources from our business, and may impact our reputation. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties, or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. In that event, we would be unable to further develop and commercialize our drug product candidates, which could harm our business significantly.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming, and unsuccessful.

Competitors may infringe our patents or the patents of our licensors. To cease such infringement or unauthorized use, we may be required to file patent infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding or a declaratory judgment action against us, a court may decide that one or more of our patents is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceeding could put one or more of our patents at risk of being invalidated, held unenforceable, interpreted narrowly, or amended such that they do not cover our drug product candidates. Such results could also put our pending patent applications at risk of not issuing. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. Interference or derivation proceedings provoked by third parties or brought by the USPTO may be necessary to determine the priority of inventions with respect to, or the correct inventorship of, our patents or patent applications or those of our licensors. An unfavorable outcome could result in a loss of our current patent rights and could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Litigation, interference, or derivation proceedings may result in a decision adverse to our interests and, even if we are successful, may result in substantial costs and distract our management and other employees.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ordinary shares.

Issued patents covering our drug product candidates could be found invalid or unenforceable if challenged in court or before the USPTO or comparable foreign authority.

If we or one of our licensing partners initiate legal proceedings against a third party to enforce a patent covering one of our drug product candidates, the defendant could counterclaim that the patent covering our drug product candidate is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, inter partes review, post-grant review, and equivalent proceedings in foreign jurisdictions, such as opposition or derivation proceedings. Such proceedings could result in revocation or amendment to our patents in such a way that they no longer cover and protect our drug product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity of our patents, for example, we cannot be certain that there is no invalidating prior art of which we, our patent counsel, and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our drug product candidates. Such a loss of patent protection could have a material adverse impact on our business.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves, both technological and legal complexity, and is therefore costly, time-consuming, and inherently uncertain. Numerous recent changes to the patent laws and proposed changes to the rules of the USPTO may have a significant impact on our ability to protect our technology and enforce our intellectual property rights. For example, the Leahy-Smith America Invents Act, or AIA, enacted in 2011 involves significant changes in patent legislation. An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned to a ‘‘first-to-file’’ system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. A third party that files a patent application in the USPTO after that date but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by the third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application.

Among some of the other changes introduced by the AIA are changes that limit where a patentee may file a patent infringement suit and provide opportunities for third parties to challenge any issued patent in the USPTO. This applies to all of our U.S. patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal court necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action.

In addition, recent court rulings in cases such as Association for Molecular Pathology v. Myriad Genetics, Inc. (Myriad I); BRCA1- & BRCA2-Based Hereditary Cancer Test Patent Litig.,(Myriad II); and Promega Corp. v. Life Technologies Corp. have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. For example, in a recent case, Assoc. for Molecular Pathology v. Myriad Genetics, Inc., the U.S. Supreme Court held that certain claims to naturally-occurring substances are not patentable. Although we do not believe that any of the patents owned or licensed by us will be found invalid based on this decision, we cannot predict how future decisions by the courts, the U.S. Congress, or the USPTO may impact the value of our patents.

We may be subject to claims that our employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of third parties.

We have received confidential and proprietary information from third parties. In addition, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies. We may be subject to claims that we or our employees, consultants, or independent contractors have inadvertently or otherwise used or disclosed confidential information of these third parties or our employees’ former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees.

Failure to comply with proper procedure for obtaining and maintaining patents could have an adverse effect on our business.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. Although an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees, and failure to properly legalize and submit formal documents. In any such event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

Risks Related to Our Organization, Structure and Operation

Our future results will suffer if we do not effectively manage our expanded operations as a result of our acquisition of OnCyte.

We obtained access to our NKR-T cell drug product candidates and related technology, including technology licensed from Dartmouth College, in January 2015, through our acquisition of OnCyte, LLC, or OnCyte, from Celdara Medical, LLC, a privately-held U.S. biotechnology company. Our acquisition of OnCyte significantly changed the composition of our operations, markets and drug product candidate mix. Our future success depends, in part, on our ability to address these changes, and, where necessary, to attract and retain new personnel that possess the requisite skills called for by these changes.

Our failure to adequately address the financial, operational or legal risks of the OnCyte acquisition, or any future acquisitions, license arrangements, other strategic transactions could harm our business. Financial aspects of these transactions that could alter our financial position, reported operating results or ADS or ordinary share price include:

•	use of cash resources;

•	higher than anticipated acquisition costs and expenses;

•	potentially dilutive issuances of equity securities;

•	the incurrence of debt and contingent liabilities, impairment losses or restructuring charges;

•	large write-offs and difficulties in assessing the relative percentages of in-process research and development expense that can be immediately written off as compared to the amount that must be amortized over the appropriate life of the asset; and

•	amortization expenses related to other intangible assets.

Operational risks that could harm our existing operations or prevent realization of anticipated benefits from these transactions include:

•	challenges associated with managing an increasingly diversified business;

•	disruption of our ongoing business;

•	difficulty and expense in assimilating the operations, products, technology, information systems or personnel of the acquired company;

•	diversion of management’s time and attention from other business concerns;

•	entry into a geographic or business market in which we have little or no prior experience;

•	inability to maintain uniform standards, controls, procedures and policies;

•	the assumption of known and unknown liabilities of the acquired business or asset, including intellectual property claims; and

•	subsequent loss of key personnel.

Our future success depends, in part, upon our ability to manage our expansion opportunities. Integrating new operations into our existing business in an efficient and timely manner, successfully monitoring our operations, costs, regulatory compliance and customer relationships, and maintaining other necessary internal controls pose substantial challenges for us. As a result, we cannot assure you that our expansion or acquisition opportunities will be successful, or that we will realize our expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits.

We are highly dependent on our Chief Executive Officer and members of our executive management team, and if we are not successful in motivating and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract, motivate and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on members of our executive management team, particularly our chief executive officer, Christian Homsy (permanent representative of LSS Consulting SPRL). We do not maintain “key man” insurance on the life of Christian Homsy, or the lives of any of our other employees. The loss of the services of any members of our executive management team, and our inability to find suitable replacements, could result in delays in product development and harm our business.

Competition for skilled personnel in the biotechnology and pharmaceutical industries is intense and the turnover rate can be high, which may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all.

To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have provided warrants that vest over time. The value to employees of these equity grants that vest over time may be significantly affected by movements in our share price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies.

We will need to grow the size and capabilities of our organization, and we may experience difficulties in managing this growth.

As of February 29th, 2016, we had 80 full-time, 6 part-time employees and 8 self-employed collaborators. As our drug product candidates move into later stage clinical development and towards commercialization, we must add a significant number of additional managerial, operational, sales, marketing, financial, and other personnel. Future growth will impose significant added responsibilities on members of management, including:

•	identifying, recruiting, integrating, maintaining, and motivating additional employees;

•	managing our internal development efforts effectively, including the clinical and FDA review process for our drug product candidates, while complying with our contractual obligations to contractors and other third parties; and

•	improving our operational, financial and management controls, reporting systems, and procedures.

Our future financial performance and our ability to commercialize our drug product candidates will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our drug product candidates and, accordingly, may not achieve our research, development, and commercialization goals.

If we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

We may evaluate various acquisitions and strategic partnerships, including licensing or acquiring complementary products, intellectual property rights, technologies, or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including:

•	increased operating expenses and cash requirements;

•	the assumption of additional indebtedness or contingent liabilities;

•	assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

•	the diversion of our management’s attention from our existing product programs and initiatives in pursuing such a strategic merger or acquisition;

•	retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;

•	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or drug product candidates and regulatory approvals; and

•	our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

In addition, if we undertake acquisitions, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense. Moreover, we may not be able to locate suitable acquisition opportunities and this inability could impair our ability to grow or obtain access to technology or products that may be important to the development of our business.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials, which could cause an interruption of our commercialization efforts, research and development efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. Although we believe that the safety procedures utilized by our third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, we cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources and state or federal or other applicable authorities may curtail our use of certain materials and/or interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions. We do not currently carry biological or hazardous waste insurance coverage.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities.

Risks from the improper conduct of employees, agents, contractors, consultants or collaborators could adversely affect our reputation and our business, prospects, operating results, and financial condition.

We cannot ensure that our compliance controls, policies, and procedures will in every instance protect us from acts committed by our employees, agents, contractors, or collaborators that would violate the laws or regulations of the jurisdictions in which we operate, including, without limitation, healthcare, employment, foreign corrupt practices, environmental, competition, and patient privacy and other privacy laws and regulations. Such improper actions could subject us to civil or criminal investigations, and monetary and injunctive penalties, and could adversely impact our ability to conduct business, operating results, and reputation. In particular, our business activities may be subject to the Foreign Corrupt Practices Act, or FCPA, and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate, including the U.K. Bribery Act. The FCPA generally prohibits offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action, or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments.

Additionally, in many other countries, the health care providers who prescribe pharmaceuticals are employed by their government, and the purchasers of pharmaceuticals are government entities; therefore, our dealings with these prescribers and purchasers are subject to regulation under the FCPA. Recently the Securities and Exchange Commission, or SEC, and Department of Justice have increased their FCPA enforcement activities with respect to pharmaceutical companies. There is no certainty that all of our employees, agents, contractors, consultants or collaborators, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers, or our employees, the closing down of our facilities, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, prospects, operating results, and financial condition.

Our relationships with health care professionals, customers, independent contractors, consultants and third-party payors may be subject, directly or indirectly, to applicable anti-kickback laws, fraud and abuse laws, false claims laws, health information privacy and security laws, transparency laws and other healthcare laws and regulations, which could expose us to penalties, and could result in contractual damages, reputational harm, administrative burdens and diminished profits and future earnings.

Our arrangements with health care professionals, customers, independent contractors, consultants and third-party payors may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships.

In addition, we may be subject to health information privacy and security regulation of the European Union, the United States and other jurisdictions in which we conduct our business. For example, the laws that may affect our ability to operate include:

•	the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to

•	induce, or in return for, either the referral of an individual, or the purchase or recommendation of an item or service for which payment may be made under a federal healthcare program, such as the Medicare and Medicaid programs;

•	U.S. federal civil and criminal false claims laws and civil monetary penalty laws, including the federal False Claims Act, which impose criminal and civil penalties against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•	the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created federal criminal statutes that prohibit, among other things, executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

•	HIPAA, as amended by the Health Information Technology and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which imposes certain obligations, including mandatory contractual terms, on covered healthcare providers, health plans, and healthcare clearinghouses, as well as their business associates, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•	the federal Open Payments Program that was created under the ACA, which requires certain manufacturers of covered pharmaceutical drugs, biologics, devices and medical supplies to track and report annually all payments or other transfers of value provided to physicians and teaching hospitals and certain ownership and investment interests held by physicians or their family members in applicable manufacturers and group purchasing organizations; and

•

analogous state and laws and regulations in other jurisdictions, such as state anti-kickback and false claims laws, which may be broader in scope and also apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and state and laws in other jurisdiction governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations may involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, including, without limitation, damages, fines, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations or other sanctions. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws and regulations, it may be subject to criminal, civil or administrative sanctions, including exclusions from participation in government funded healthcare programs.

Failure to build our finance infrastructure and improve our accounting systems and controls could impair our ability to comply with the financial reporting and internal controls requirements for publicly traded companies.

As a U.S. public company, we operate in an increasingly demanding regulatory environment that requires us to comply with, among things, the Sarbanes-Oxley Act of 2002 as from 31 December 2016, and related rules and regulations of the SEC’s substantial disclosure requirements, accelerated reporting requirements and complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent financial fraud.

We have limited accounting personnel and other resources to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2015, we identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, such that there is reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis by our employees. The material weakness identified is related to a lack of segregation of duties given the size of our finance and accounting team.

As of December 31 2014, we reported three material weaknesses (reference is made to the F-1 prospectus filed in June 2015). Since then, we have taken several remedial actions to address these material weaknesses. In particular, we have hired in 2015 additional staff for the finance and legal departments, including a corporate controller and legal advisor. Also, the Group is working with an independent firm to better define, formalize and upgrade (when the case may be) our internal controls and processes with the goal of being compliant with the SOX regulation by end of 2016.

As a result of these actions, two out of three material weaknesses identified in the F-1 registration document are no longer valid. The lack of accounting resources to fulfill the reporting requirements of IFRS and the lack of comprehensive knowledge of IFRS accounting policies are no longer identified as material weaknesses as of December 31, 2015.

Furthermore, we believe it is possible that if we had performed a formal assessment of our internal control over financial reporting, or if our independent registered public accounting firm had performed an audit of our internal control over financial reporting, other material weaknesses may have been identified. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2016. However, until we cease to be an “emerging growth company,” as that term is defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, our independent registered public accounting firm will not be required to attest to and report on the effectiveness of our internal control over financial reporting. This may increase the risk that deficiencies in our internal control over financial reporting will go undetected and may make it more difficult for investors and securities analysts to evaluate our company.

Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation, testing and any required remediation.

During the course of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404, we may identify other material weaknesses in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could experience material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from The NASDAQ Global Market, or NASDAQ, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.

Our business and operations would suffer in the event of system failures.

Despite the implementation of security measures, our internal computer systems and those of our current and future CROs and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our product candidates could be delayed.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations, and those of our third-party research institution collaborators, CROs, CMOs, suppliers, and other contractors and consultants, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics, and other natural or man-made disasters or business interruptions. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. Damage or extended periods of interruption to our corporate, development or research facilities due to fire, natural disaster, power loss, communications failure, unauthorized entry or other events could cause us to cease or delay development of some or all of our drug product candidates. Although we maintain property damage and business interruption insurance coverage on these facilities, our insurance might not cover all losses under such circumstances and our business may be seriously harmed by such delays and interruption.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our drug product candidates.

We face an inherent risk of product liability as a result of the clinical testing of our drug product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if our drug product candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our drug product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for our products;

•	injury to our reputation;

•	withdrawal of clinical trial participants and inability to continue clinical trials;

•	initiation of investigations by regulators;

•	costs to defend the related litigation;

•	a diversion of management’s time and our resources;

•	substantial monetary awards to trial participants or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue;

•	exhaustion of any available insurance and our capital resources;

•	the inability to commercialize any drug product candidate; and

•	a decline in our share price.

Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop, alone or with collaborators. Although we currently carry €100,000 of clinical trial insurance, the amount of such insurance coverage may not be adequate, we may be unable to maintain such insurance, or we may not be able to obtain additional or replacement insurance at a reasonable cost, if at all. Our insurance policies may also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

Our international operations subject us to various risks, and our failure to manage these risks could adversely affect our results of operations.

We face significant operational risks as a result of doing business internationally, such as:

•	fluctuations in foreign currency exchange rates;

•	potentially adverse and/or unexpected tax consequences, including penalties due to the failure of tax planning or due to the challenge by tax authorities on the basis of transfer pricing and liabilities imposed from inconsistent enforcement;

•	potential changes to the accounting standards, which may influence our financial situation and results;

•	becoming subject to the different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;

•	reduced protection of, or significant difficulties in enforcing, intellectual property rights in certain countries;

•	difficulties in attracting and retaining qualified personnel;

•	restrictions imposed by local labor practices and laws on our business and operations, including unilateral cancellation or modification of contracts; and

•	rapid changes in global government, economic and political policies and conditions, political or civil unrest or instability, terrorism or epidemics and other similar outbreaks or events, and potential failure in confidence of our suppliers or customers due to such changes or events; and tariffs, trade protection measures, import or export licensing requirements, trade embargoes and other trade barriers.

We are subject to certain covenants as a result of certain non-dilutive financial support we have received to date.

We have received non-dilutive financial support totaling €20.2 million as of December 31, 2015, to support various research programs from the Walloon Region, or the Region. The support has been granted in the form of recoverable cash advances, or RCAs, and subsidies.

In the event we decide to exploit any discoveries or products from the research funded by under an RCA, the relevant RCA becomes refundable, otherwise the RCA is not refundable. We own the intellectual property rights which result from the research programs partially funded by the Region, unless we decide not to exploit, or cease to exploit, the results of the research in which case the results and intellectual property rights are transferred to the Region. Subject to certain exceptions, however, we cannot grant to third parties, by way of license or otherwise, any right to use the results without the prior consent of the Region. We also need the consent of the Region to transfer an intellectual property right resulting from the research programs or a transfer or license of a prototype or installation. Obtaining such consent from the Region could give rise to a review of the applicable financial terms. The RCAs also contain provisions prohibiting us from conducting research for any other person which would fall within the scope of a research program of one of the RCAs. Most RCAs provide that this prohibition is applicable during the research phase and the decision phase but a number of RCAs extend it beyond these phases.

Subsidies received from the Region are dedicated to funding research programs and patent applications and are not refundable. We own the intellectual property rights which result from the research programs or with regard to a patent covered by a subsidy. Subject to certain exceptions, however, we cannot grant to third parties, by way of license, transfer or otherwise, any right to use the patents or research results without the prior consent of the Region. In addition, certain subsidies require that we exploit the patent in the countries where the protection was granted and to make an industrial use of the underlying invention. In case of bankruptcy, liquidation or dissolution, the rights to the patents covered by the patent subsidies will be assumed by the Region by operation of law unless the subsidy is reimbursed. Furthermore, we would lose our qualification as a small or medium-sized enterprise, the patent subsidies will terminate and no additional expenses will be covered by such patent subsidies.

We may be exposed to significant foreign exchange risk.

We incur portions of our expenses, and may in the future derive revenues, in currencies other than the euro, in particular, the U.S. dollar. As a result, we are exposed to foreign currency exchange risk as our results of operations and cash flows are subject to fluctuations in foreign currency exchange rates. We currently do not engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the euro. Therefore, for example, an increase in the value of the euro against the U.S. dollar could be expected to have a negative impact on our revenue and earnings growth as U.S. dollar revenue and earnings, if any, would be translated into euros at a reduced value. We cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our financial condition, results of operations and cash flows.

The requirements of being a U.S. public company may strain our resources and divert management’s attention.

We are required to comply with various corporate governance and financial reporting requirements under the Sarbanes-Oxley Act of 2002, the Securities and Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations adopted by the SEC and the Public Corporation Accounting Oversight Board. Further, compliance with various regulatory reporting requires significant commitments of time from our management and our directors, which reduces the time available for the performance of their other responsibilities. Our failure to track and comply with the various rules may materially adversely affect our reputation, ability to obtain the necessary certifications to financial statements, lead to additional regulatory enforcement actions, and could adversely affect the value of the ADSs or the ordinary shares.

The investment of our cash and cash equivalents may be subject to risks that may cause losses and affect the liquidity of these investments.

As of December 31, 2015, we had cash and cash equivalents of €100.2 million and short term investments of €7.3 million. We historically have invested substantially all of our available cash and cash equivalents in corporate bank accounts. Pending their use in our business, we may invest the net proceeds of the global offering in investments that may include corporate bonds, commercial paper, certificates of deposit and money market funds. These investments may be subject to general credit, liquidity, and market and interest rate risks. We may realize losses in the fair value of these investments or a complete loss of these investments, which would have a negative effect on our financial statements.

Risks Related to Ownership of our Ordinary Shares and ADSs

The market price for the ADSs may be volatile or may decline regardless of our operating performance.

The trading price of the ADSs has fluctuated, and is likely to continue to fluctuate, substantially. The trading price of the ADSs depends on a number of factors, many of which are beyond our control and may not be related to our operating performance, including, among others:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	competition from existing products or new products that may emerge;

•	announcements by us, our partners or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations, or capital commitments;

•	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

•	issuance of new or updated research or reports by securities analysts;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	additions or departures of key management or scientific personnel;

•	disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

•	changes to coverage policies or reimbursement levels by commercial third-party payors and government payors and any announcements relating to coverage policies or reimbursement levels;

•	announcement or expectation of additional debt or equity financing efforts;

•	sales of the ADSs or ordinary shares by us, our insiders or our other shareholders; and

•	general economic and market conditions.

These and other market and industry factors may cause the market price and demand for the ADSs to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the liquidity of our ADSs shares. In addition, the stock market in general, and biotechnology and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies.

Fluctuations in the exchange rate between the U.S. dollar and the euro may increase the risk of holding the ADSs.

Our shares currently trade on Euronext Brussels and Euronext Paris in euros, while the ADSs trade on NASDAQ in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and the euro may result in differences between the value of the ADSs and the value of our ordinary shares, which may result in heavy trading by investors seeking to exploit such differences. In addition, as a result of fluctuations in the exchange rate between the U.S. dollar and the euro, the U.S. dollar equivalent of the proceeds that a holder of the ADSs would receive upon the sale in Belgium of any ordinary shares withdrawn from the depositary upon calculation of the corresponding ADSs and the U.S. dollar equivalent of any cash dividends paid in euros on our ordinary shares represented by the ADSs could also decline.

Holders of the ADSs are not treated as shareholders of our company.

Holders of the ADSs are not treated as shareholders of our company, unless they cancel the ADSs and withdraw our ordinary shares underlying the ADSs. The depositary (or its nominee) is the shareholder of the ordinary shares underlying the ADSs. Holders of ADSs therefore do not have any rights as shareholders of our company, other than the rights that they have pursuant to the deposit agreement.

If securities or industry analysts do not publish research or publish inaccurate research or unfavorable research about our business, the price of the ordinary shares and the ADSs and trading volume could decline.

The trading market for the ordinary shares and the ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If no or few securities or industry analysts cover our company, the trading price for the ordinary shares and the ADSs would be negatively impacted. If one or more of the analysts who covers us downgrades the ordinary shares or the ADSs or publishes incorrect or unfavorable research about our business, the price of the ordinary shares and the ADSs would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, or downgrades the ordinary shares or the ADSs, demand for the ADSs and ordinary shares could decrease, which could cause the price of the ADSs and ordinary shares or trading volume to decline.

We have no present intention to pay dividends on our ordinary shares in the foreseeable future and, consequently, your only opportunity to achieve a return on your investment during that time is if the price of the ADSs or the ordinary shares increases.

We have no present intention to pay dividends in the foreseeable future. Any recommendation by our board of directors to pay dividends will depend on many factors, including our financial condition (including losses carried-forward), results of operations, legal requirements and other factors. Furthermore, pursuant to Belgian law, the calculation of amounts available for distribution to shareholders, as dividends or otherwise, must be determined on the basis of our non-consolidated statutory accounts prepared in accordance with Belgian accounting rules. In addition, in accordance with Belgian law and our articles of association, we must allocate each year an amount of at least 5% of our annual net profit under our non-consolidated statutory accounts to a legal reserve until the reserve equals 10% of our share capital. Therefore, we are unlikely to pay dividends or other distributions in the foreseeable future. If the price of the ADSs or the ordinary shares declines before we pay dividends, you will incur a loss on your investment, without the likelihood that this loss will be offset in part or at all by potential future cash dividends.

Our shareholders residing in countries other than Belgium may be subject to double withholding taxation with respect to dividends or other distributions made by us.

Any dividends or other distributions we make to shareholders will, in principle, be subject to withholding tax in Belgium at a rate of 25%, except for shareholders which qualify for an exemption of withholding tax such as, among others, qualifying pension funds or a company qualifying as a parent company within the meaning of the Council Directive (90/435/EEC) July 23, 1990, known as the Parent-Subsidiary Directive, or that qualify for a lower withholding tax rate or an exemption by virtue of a tax treaty. Various conditions may apply and shareholders residing in countries other than Belgium are advised to consult their advisers regarding the tax consequences of dividends or other distributions made by us. Our shareholders residing in countries other than Belgium may not be able to credit the amount of such withholding tax to any tax due on such dividends or other distributions in any other country than Belgium. As a result, such shareholders may be subject to double taxation in respect of such dividends or other distributions. Belgium and the United States have concluded a double tax treaty concerning the avoidance of double taxation, or the U.S.-Belgium Tax Treaty. The U.S.-Belgium Tax Treaty reduces the applicability of Belgian withholding tax to 15%, 5% or 0% for U.S. taxpayers, provided that the U.S. taxpayer meets the limitation of benefits conditions imposed by the U.S.-Belgium Tax Treaty. The Belgian withholding tax is generally reduced to 15% under the U.S.-Belgium Tax Treaty. The 5% withholding tax applies in case where the U.S. shareholder is a company which holds at least 10% of the shares in the company. A 0% Belgian withholding tax applies when the shareholder is a company which has held at least 10% of the shares in the company for at least 12 months, or is, subject to certain conditions, a U.S. pension fund. The U.S. shareholders are encouraged to consult their own tax advisers to determine whether they can invoke the benefits and meet the limitation of benefits conditions as imposed by the U.S.-Belgium Tax Treaty.

We believe that we were a passive foreign investment company for our 2015 taxable year, and expect that we may be a passive foreign investment company in other future taxable years. U.S. holders of the ADSs may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. If we are characterized as a PFIC, U.S. holders of the ADSs may suffer adverse tax consequences, including having gains realized on the sale of the ADSs treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on the ADSs by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of sales of the ADSs.

Our status as a PFIC will depend on the composition of our income and the composition and value of our assets (which, if we are not a “controlled foreign corporation” under Section 957(a) of the Internal Revenue Code of 1986, as amended, or the Code, or we are publicly traded for the entire year being tested, may be determined in large part by reference to the market value of the ADSs and ordinary shares, which may be volatile) from time to time. Our status may also depend, in part, on how quickly we utilize the cash proceeds from the global offering in our business.

We believe we were a PFIC for our 2015 taxable year, and with respect to our 2016 taxable year and possibly other taxable years, we expect that we will be a PFIC based upon the expected value of our assets, including any goodwill, and the expected composition of our income and assets. However, our status as a PFIC is a fact intensive determination made on an annual basis and we cannot provide any assurances regarding our PFIC status for the current or future taxable years.

Future Sales Of Ordinary Shares Or ADSs By Existing Shareholders Could Depress The Market Price Of The ADSs.

If our existing shareholders sell, or indicate an intent to sell, substantial amounts of ordinary shares or ADSs in the public market, the trading price of the ADSs could decline significantly. In the future we may file one or more registration statements with the SEC covering ordinary shares available for future issuance under our equity incentive plans. Upon effectiveness of such registration statements, any shares subsequently issued under such plans will be eligible for sale in the public market, except to the extent that they are restricted by the lock-up agreements referred to above and subject to compliance with Rule 144 in the case of our affiliates. Sales of a large number of the shares issued under these plans in the public market could have an adverse effect on the market price of the ADSs and the ordinary shares.

We are a Belgian public limited liability company, and shareholders of our company may have different and in some cases more limited shareholder rights than shareholders of a U.S. listed corporation.

We are a public limited liability company incorporated under the laws of Belgium. Our corporate affairs are governed by Belgian corporate and securities law. The rights provided to our shareholders under Belgian corporate law and our articles of association differ in certain respects from the rights that you would typically enjoy as a shareholder of a U.S. corporation under applicable U.S. federal and state laws. Under Belgian corporate law, other than certain information that we must make public and except in certain limited circumstances, our shareholders may not ask for an inspection of our corporate records, while under Delaware corporate law any shareholder, irrespective of the size of its shareholdings, may do so. Shareholders of a Belgian corporation have more limited rights to initiate a derivative action, a remedy typically available to shareholders of U.S. companies, in order to enforce a right of our Company, in case we fail to enforce such right ourselves.

A liability action can be instituted for our account by one or more of our shareholders who, individually or together, hold securities representing at least 1.0% of the votes or a part of the capital worth at least €1.25 million and have not approved of the discharge from liability that was granted to the directors. If the court orders the directors to pay damages, they are due to us, though the amounts advanced by the minority shareholders (for example attorney’s fees) are to be reimbursed by us. If the action is disallowed, the minority shareholders may be ordered to pay the costs, and, should there be grounds therefor, to pay damages to the directors, for example for having conducted provocative and reckless legal proceedings.

In addition, a majority of our shareholders present or represented at our meeting of shareholders may release a director from any claim of liability we may have, provided that the financial position of the company is accurately reflected in the annual accounts. This includes a release from liability for any acts of the directors beyond their statutory powers or in breach of the Belgian Company Code, provided that the relevant acts were specifically mentioned in the convening notice to the meeting of shareholders deliberating on the discharge. In contrast, most U.S. federal and state laws prohibit a company or its shareholders from releasing a director from liability altogether if he or she has acted in bad faith or has breached his or her duty of loyalty to the company. Finally, Belgian corporate law does not provide any form of appraisal rights in the case of a business combination. As a result of these differences between Belgian corporate law and our articles of association, on the one hand, and the U.S. federal and state laws, on the other hand, in certain instances, you could receive less protection as an ADS holder of our company than you would as a shareholder of a listed U.S. company.

Takeover provisions in the national law of Belgium may make a takeover difficult.

Public takeover bids on our shares and other voting securities, such as warrants or convertible bonds, if any, are subject to the Belgian Act of April 1, 2007 on public takeover bids, as amended and implemented by the Belgian Royal Decree of April 27, 2007, or Royal Decree, and to the supervision by the Belgian Financial Services and Markets Authority, or FSMA. Public takeover bids must be made for all of our voting securities, as well as for all other securities that entitle the holders thereof to the subscription to, the acquisition of or the conversion into voting securities. Prior to making a bid, a bidder must issue and disseminate a prospectus, which must be approved by the FSMA. The bidder must also obtain approval of the relevant competition authorities, where such approval is legally required for the acquisition of our company. The Belgian Act of April 1, 2007 provides that a mandatory bid will be required to be launched for all of our outstanding shares and securities giving access to ordinary shares if a person, as a result of its own acquisition or the acquisition by persons acting in concert with it or by persons acting on their account, directly or indirectly holds more than 30% of the voting securities in a company that has its registered office in Belgium and of which at least part of the voting securities are traded on a regulated market or on a multilateral trading facility designated by the Royal Decree. The mere fact of exceeding the relevant threshold through the acquisition of one or more shares will give rise to a mandatory bid, irrespective of whether or not the price paid in the relevant transaction exceeds the current market price.

There are several provisions of Belgian company law and certain other provisions of Belgian law, such as the obligation to disclose important shareholdings and merger control, that may apply to us and which may make an unfriendly tender offer, merger, change in management or other change in control, more difficult. These provisions could discourage potential takeover attempts that third parties may consider and thus deprive the shareholders of the opportunity to sell their shares at a premium (which is typically offered in the framework of a takeover bid).

Holders of ADSs do not have the same voting rights as holders of our ordinary shares.

Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the provisions of the deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, the depositary will fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, if we so request, the depositary shall distribute to the holders as of the record date (1) the notice of the meeting or solicitation of consent or proxy sent by us and (2) a statement as to the manner in which instructions may be given by the holders. You may instruct the depositary of your ADSs to vote the ordinary shares underlying your ADSs. Otherwise, you will not be able to exercise your right to vote, unless you withdraw the ordinary shares underlying the ADSs you hold. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares. We cannot guarantee you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares or to withdraw your ordinary shares so that you can vote them yourself. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote, and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

Holders of ADSs may be subject to limitations on the transfer of their ADSs and the withdrawal of the underlying ordinary shares.

ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason, subject to your right to cancel your ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares.

In addition, you may not be able to cancel your ADSs and withdraw the underlying ordinary shares when you owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

We are an “emerging growth company” and are availing ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make the ADSs or the ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find the ADSs or the ordinary shares less attractive because we may rely on these exemptions. If some investors find the ADSs or the ordinary shares less attractive as a result, there may be a less active trading market for the ADSs or the ordinary shares and the price of the ADSs or the ordinary shares may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of (1) the last day of the fiscal year in which we have more than $1.0 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (3) the issuance, in any three-year period, by our company of more than $1.0 billion in non-convertible debt securities held by non-affiliates; and (4) the last day of the fiscal year ending after the fifth anniversary of our U.S. initial public offering. We may choose to take advantage of some but not all of these exemptions.

Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of ADSs or ordinary shares.

We are a “foreign private issuer,” as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently make annual and semi-annual filings with respect to our listing on Euronext Brussels and Euronext Paris, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Accordingly, there will be less publicly available information concerning our company than there would be if we were not a foreign private issuer.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NASDAQ corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer listed on NASDAQ, we are subject to corporate governance listing standards. However, rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in Belgium, which is our home country, may differ significantly from corporate governance listing standards. For example, neither the corporate laws of Belgium nor our articles of association require a majority of our directors to be independent and we could include non-independent directors as members of our nomination and remuneration committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Currently, we intend to follow home country practice to the maximum extent possible. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2016. In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents and more than 50% of the members of our executive management team or members of our board of directors are residents or citizens of the United States, we could lose our foreign private issuer status.

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, rather than IFRS, and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion of our financial statements to U.S. GAAP will involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

It may be difficult for investors outside Belgium to serve process on, or enforce foreign judgments against, us or our directors and senior management.

We are a Belgian public limited liability company. Less than a majority of the members of our board of directors and members of our executive management team are residents of the United States. All or a substantial portion of the assets of such non-resident persons and most of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process upon such persons or on us or to enforce against them or us a judgment obtained in U.S. courts. Original actions or actions for the enforcement of judgments of U.S. courts relating to the civil liability provisions of the federal or state securities laws of the United States are not directly enforceable in Belgium.

The United States and Belgium do not currently have a multilateral or bilateral treaty providing for reciprocal recognition and enforcement of judgments, other than arbitral awards, in civil and commercial matters. In order for a final judgment for the payment of money rendered by U.S. courts based on civil liability to produce any effect on Belgian soil, it is accordingly required that this judgment be recognized or be declared enforceable by a Belgian court in accordance with Articles 22 to 25 of the 2004 Belgian Code of Private International Law. Recognition or enforcement does not imply a review of the merits of the case and is irrespective of any reciprocity requirement. A U.S. judgment will, however, not be recognized or declared enforceable in Belgium if it infringes upon one or more of the grounds for refusal that are exhaustively listed in Article 25 of the Belgian Code of Private International Law. Actions for the enforcement of judgments of U.S. courts might be successful only if the Belgian court confirms the substantive correctness of the judgment of the U.S. court and is satisfied that:

•	the effect of the enforcement judgment is not manifestly incompatible with Belgian public policy;

•	the judgment did not violate the rights of the defendant;

•	the judgment was not rendered in a matter where the parties transferred rights subject to transfer restrictions with the sole purpose of avoiding the application of the law applicable according to Belgian international private law;

•	the judgment is not subject to further recourse under U.S. law;

•	the judgment is not compatible with a judgment rendered in Belgium or with a subsequent judgment rendered abroad that might be recognized in Belgium;

•	a claim was not filed outside Belgium after the same claim was filed in Belgium, while the claim filed in Belgium is still pending;

•	the Belgian courts did not have exclusive jurisdiction to rule on the matter;

•	the U.S. court did not accept its jurisdiction solely on the basis of either the nationality of the plaintiff or the location of the disputed goods; and

•	the judgment submitted to the Belgian court is authentic.

In addition to recognition or enforcement, a judgment by a federal or state court in the United States against us may also serve as evidence in a similar action in a Belgian court if it meets the conditions required for the authenticity of judgments according to the law of the state where it was rendered. The findings of a federal or state court in the United States will not, however, be taken into account to the extent they appear incompatible with Belgian public policy.

We may be subject at an increased risk of securities class action litigation.

Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and biopharmaceutical companies have experienced significant share price volatility in recent years. If we were to be sued, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

We were subject to an investigation by the Belgian Financial Services and Markets Authority.

The FSMA opened an investigation against us on April 22, 2014. Such investigation was related to whether we had failed to timely disclose inside information to the market in relation to the IND clearance from the FDA for CHART-2 received on December 26, 2013 and reported on January 9, 2014. In April 2015, we notified the FSMA of our agreement to settle its investigation by paying the proposed settlement amount of €175,000. Although such settlement did not provide for any admission of guilt on our part, the fact that we have entered into a settlement with the FSMA could cause investors to have a negative perception of our governance structure, which would have a material adverse effect on our business. Further, any future allegations (based on facts and circumstances) that we failed to comply with applicable securities laws, whether or not true, may subject us to fines, claims and/or sanctions, which could impair our ability to offer our securities or restrict trading in our securities. The occurrence of any of the foregoing could have a material adverse effect on the trading price of our securities and our business.

ITEM 4. INFORMATION ON THE COMPANY

A. History And Development of the Company

Our legal and commercial name is Celyad SA. Prior to May 5, 2015, our corporate name was Cardio3 Biosciences SA. We are a limited liability company incorporated in the form of a naamloze vennootschap/société anonyme under Belgian law. We are registered with the Register of Legal Entities (RPM Nivelles) under the enterprise number 891.118.115. We were incorporated in Belgium on July 24, 2007 for an unlimited duration. Our fiscal year ends December 31.

Our principal executive and registered offices are located at rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium and our telephone number is +32 10 394 100. Our agent for service of process in the United States is CT Corporation System. We also maintain a website at www.celyad.com. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our website is not a part of this Annual Report.

Our actual capital expenditures for the years ended December 31, 2013, 2014 and 2015 amounted to €0.1 million, €0.6 million and €0.8 million, respectively. These capital expenditures primarily consisted of the acquisition of laboratory equipment and industrial tools, the refurbishment of our research and development laboratories and leasehold improvements. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs and grow our operations. We anticipate our capital expenditure in 2016 to be financed mostly from finance leases and partly with proceeds of our recent global offering. In a near future, these investments will mainly remain in Belgium where our research and development facilities are currently located.

B. Business Overview

Overview

We are a leader in engineered cell therapy treatments with clinical programs initially targeting indications in cardiovascular disease and oncology. Our lead drug product candidate in cardiovascular disease is C-Cure, an autologous cell therapy for the treatment of patients with ischemic heart failure, or HF. We completed enrollment and dosing of patients in our first Phase 3 clinical trial of C-Cure in Europe and Israel, or CHART-1, respectively in March and June 2015. On March 30, 2015, we announced that the Data Safety Monitoring Board, or DSMB, reviewed unblinded safety and efficacy data from CHART-1 and determined that such unblinded safety and efficacy data did not support the discontinuation of the trial on the basis of safety or futility. These observations suggested that the trial should be continued in its current form. The full data readout from this trial is expected in the middle of 2016. We anticipate initiating our second Phase 3 clinical trial of C-Cure in the United States and Europe, or CHART-2, in June 2016, as the U.S. Food and Drug Administration, or FDA, lifted the clinical hold that was on CHART-2 in December 2015. Our lead drug product candidate in oncology is NKR-2, an autologous chimeric antigen receptor, or CAR, an artificial, lab engineered receptor, which is used to graft a given protein onto an immune cell, T lymphocyte, or NKR-T cell, therapy. We are currently enrolling patients with refractory or relapsed acute myeloid leukemia, or AML, or multiple myeloma, or MM, in a Phase 1 clinical trial of NKR-2 in the United States. The first patient in the first cohort was treated in this trial in April 2015 and no treatment-related safety concerns were reported during the 30-day follow-up period for this patient or the other two patients treated in the first cohort. The first patient in the second cohort was treated in this trial in December 2015. The safety outcome of the second cohort was disclosed on February 24, 2016 and no treatment-related safety concerns were reported during the 21-day follow-up period. Interim data from this trial is expected to be reported at various times during the trial, with the full data readout of the first 12 patients and 4 doses expected in the middle of 2016.

All of our current drug product candidates are autologous cell therapy treatments. In autologous procedures, a patient’s cells are harvested, selected, reprogrammed and expanded, and then infused back into the same patient. A benefit of autologous therapies is that autologous cells are not recognized as foreign by patients’ immune systems. We believe that we are well situated to effectively advance autologous cell therapy treatments for cancer and other indications as a result of the expertise and know-how that we have acquired through our development of C-Cure. We also believe that there are numerous operational synergies between our product platforms, including that, prior to commercialization, our existing pilot manufacturing plant can accommodate both of our cell therapy programs without significant capital expenditure.

HF is a condition in which the heart is unable to pump enough blood to meet the body’s metabolic needs, affects 1% to 2% of the adult population in developed countries and approximately 5.7 million patients were diagnosed with HF in the United States in 2012, according to the American Heart Association. The long-term prognosis associated with HF is dire, with approximately 50% mortality at five years following initial diagnosis, according to a report from the American Heart Association. Although existing therapies have been somewhat effective in the treatment of HF, there is still great unmet medical need. In particular, in the case of ischemic HF, which is caused by insufficient oxygen to the heart, current treatments fail to address the decrease in the number of functional myocytes, or heart cells, in the heart that result from this lack of oxygen. Over time this functional decrease modifies the dynamics of cardiac contractions leading to tissue remodeling and loss of cardiac function. We believe that cellular therapies have the potential to repair or replace the non-functioning myocytes of ischemic HF patients.

To guide cardiac tissue formation, our C-Cure therapy reprograms multipotent stem cells harvested from a patient into cardiopoietic cells, cells that can become myocytes, using naturally occurring cytokines, small proteins that play an important role in cell signaling, and growth factors that mimic the signaling that occurs in embryonic heart tissue development. Based on pre-clinical studies, we have identified both direct and indirect possible modes of action for C-Cure. The direct mode may replace non-functioning myocytes.

In the indirect modes, factors secreted by the cardiopoietic cells may cause patients’ resident stem cells to begin pooling, regenerating and differentiating into cardiac cells, with the resulting favorable environment inducing the non-functioning myocytes to regain function. We have developed C-Cure predominantly on technology that we licensed from the Mayo Foundation for Medical Education and Research, or the Mayo Clinic. To assist in the reinjection of cardiopoietic cells, we have also developed C-Cathez, which we believe may be able to achieve a higher retention rate of cells in the heart relative to the commercial catheter we used in our prior clinical trial.

Positive outcomes were observed in ischemic HF patients treated with C-Cure in our Phase 2 clinical trial in Europe. Patients treated with C-Cure showed a 25% relative improvement of median left ventricular ejection fraction, or LVEF, which is the percentage of blood that is pumped out of the heart at each beat, at six months versus baseline, whereas untreated patients showed a relative improvement of 0.7% versus baseline. Patients treated with C-Cure also demonstrated an improved exercise capacity as measured by the six minutes walking distance test, or six minutes WDT, which measures the distance a patient can walk in a six-minute period. The C-Cure treatment group’s walking distance improved by 77 meters compared to the control group.

Cancer is the second leading cause of death in the United States after cardiovascular diseases, according to the U.S. Centers for Disease Control and Prevention. According to the American Cancer Society, in 2014, there were an estimated 1.6 million new cancer cases diagnosed and over 550,000 cancer deaths in the United States alone. In the past decades, the cornerstones of cancer therapies have been surgery, chemotherapy and radiation therapy. Since 2001, small molecules that specifically target cancer cells have emerged as standard treatments for a number of cancers. For example, Gleevec is marketed by Novartis AG for the treatment of leukemia, and Herceptin is marketed by Genentech, Inc. for the treatment of breast and gastric cancer. Although these targeted therapies have significantly improved the outcomes for certain patients with these cancers, there is still a high unmet need for the treatment of these and many other cancers.

While the immune system has a natural response to cancer, automatically recognizing and eliminating cancer cells, cancer cells can develop the ability to evade immune response, resulting in the formation of potentially dangerous cancerous tumors and blood cancers. CAR T-cell therapy is a new technology that broadly involves engineering patients’ own T-cells to express CARs so that these re-engineered cells recognize and kill cancer cells, overcoming cancer cells’ ability to evade immune response. According to a January 2015 review article published in Immunological Reviews, several early clinical trials involving CAR T-cell therapies have suggested potentially high clinical responses in difficult to treat relapsed or refractory B lymphocyte, or B-cell, malignancies. For example, results of a clinical trial reported in the New England Journal of Medicine in October 2014 demonstrated that CAR T-cell therapy that targets the CD19 antigen, or CD19 CAR Therapy, was effective in treating patients with relapsed and refractory acute lymphoblastic leukemia. Treatment was associated with a complete remission rate of 90% and sustained remissions of up to two years after treatment.

Our lead NKR-T cell drug product candidate is NKR-2, which has shown promising data in pre-clinical solid and blood cancer models, including for the treatment of lymphoma, ovarian cancer and myeloma. NKR-2 is constructed using the native sequence of non-engineered natural killer, or NK, cell receptors that target ligands, which are antigens or antigens complexed with other molecules, present on numerous cancer cells. Ligands are substances bound together to form a larger complex, such as an antigen bound to other molecules. Accordingly, our technology has the potential to attack and kill a broad range of solid and blood cancers, while CD19 CAR Therapy is typically only effective in B-cell malignancies. In pre-clinical studies, treatment with NKR-2 significantly increased survival. In some studies, 100% of treated mice survived through the follow-up period of the applicable study, which in one study was 325 days. All untreated mice died during the follow-up period of the applicable study. We obtained access to our NKR-T cell drug product candidates and related technology, including technology licensed from the Trustees of Dartmouth College, or Dartmouth College, in January 2015, through our purchase of OnCyte, LLC, a wholly-owned subsidiary of Celdara Medical, LLC, or Celdara, a privately-held U.S. biotechnology company.

Strategy

Our goal is to be a leader in engineered cell therapy treatments, initially focused on cardiovascular disease and oncology. The key elements of our strategy are as follows:

•	Complete our Phase 3 clinical program for C-Cure and thereafter file for, marketing applications and begin commercialization, of C-Cure for patients with ischemic HF. Based on the favorable safety and efficacy profile demonstrated in our Phase 2 clinical trial, we believe that C-Cure is a promising candidate for the treatment of ischemic HF. The last patient of CHART-1 was dosed in July 2015. We anticipate initiating CHART-2 in June 2016 as the FDA lifted the clinical hold from CHART-2 in December 2015. If our Phase 3 clinical program for C-Cure is successful, we plan to submit a marketing authorization application to the European Medicines Agency, or EMA, and a biologics license application to the FDA and thereafter to actively pursue commercialization of C-Cure.

•	Rapidly advance NKR-2 through clinical development and into commercialization for the treatment of AML and MM. CAR T-cell therapy is an emerging therapy for the treatment of some cancers, such as B-cell malignancies. We are currently enrolling patients with refractory or relapsed AML or MM in a Phase 1 clinical trial of NKR-2 in the United States. If this clinical trial is successful, we intend to progress NKR-2 into later clinical trials. We believe that the knowledge that we have gained through the development of C-Cure will allow us to more efficiently progress NKR-2 through clinical development.

•	Leverage our expertise and knowledge of engineered-cell therapies to expand our NKR-T cell therapy drug product candidate pipeline. The NKR-2 receptor has ligands that are expressed in numerous types of cancer cells, including those associated with ovarian, bladder, breast, lung and liver cancers, as well as leukemia, lymphoma and myeloma, while CD19 CAR Therapy is typically only effective in treating B-cell malignancies. Accordingly, we plan to also target the treatment of cancers beyond AML and MM, where the cancer cells express NKR-2 receptor ligands, with NKR-2, in the near future. We are currently conducting pre-clinical studies to determine which other cancers to pursue with NKR-2. In addition, we are continuing pre-clinical studies of our other pre-clinical product candidates, NKp30, which is another activating receptor of NK cells, and B7H6, which is a NKp30 ligand expressed on cancer cells.

•	Develop our allogeneic NKR-T cell technology. We also have technology that we believe may enable the development of an allogeneic NKR-T cell therapy, where T-cells harvested from one patient are engineered into NKR-T cells that can be used in the treatment other patients without triggering an immune response. This could allow for the manufacture of an off the shelf NKR-T cell therapy product, which has the potential to transform the treatment of cancer.

•	Select, develop and advance cell therapies in additional therapeutic areas with high unmet need. We believe that we are well situated to effectively advance cell therapy treatments for additional indications, such as acute myocardial infraction, or heart attack, and congestive non-ischemic HF, as a result of the expertise and know-how that we have acquired through the development of C-Cure. Additional new indications may be identified through our relationship with the Mayo Clinic, and we will consider developing autologous cell therapy treatments for additional indications in which there is high unmet medical need.

Drug product candidates

We are a leader in engineered cell therapy treatments with clinical programs initially targeting indications in cardiovascular disease and oncology. We currently hold worldwide rights to all of our drug product candidates, which are summarized in the table below.

Cardiovascular Disease

Cardiovascular diseases, which are diseases of the heart and blood vessels, are the largest cause of mortality in the world and, in 2012, approximately 31% of all global deaths were attributable to cardiovascular diseases, according to the World Health Organization. A subset of cardiovascular diseases, cardiac diseases, which are diseases of the heart, represent the single largest cause of death in the cardiovascular diseases population, according to the American Heart Association. If left untreated, cardiac diseases can lead to HF, a condition in which the heart is unable to pump enough blood to meet the body’s metabolic needs.

HF affects 1% to 2% of the adult population in developed countries and approximately 5.7 million patients were diagnosed with HF in the United States in 2012, according to the American Heart Association. HF can either be of ischemic origin, linked to impairment of blood flow to the heart muscle, or non-ischemic origin, linked to other causes such as hypertension and metabolic disorders. In the Bromley heart failure study, 52% of the patients had HF of ischemic origin. Other studies have reported lower rates of ischemic HF, but such differences can be explained by differences in study population, definitions and timing of when the study was completed. The prevalence of HF is increasing due to an aging population and the increasing prevalence of major cardiovascular risk factors, such as obesity and diabetes. Population studies published in Nature Reviews Cardiology have estimated that one in five people over the age of 40 will develop HF during his or her lifetime. The long-term prognosis associated with heart failure is dire, with approximately 50% mortality at five years following initial diagnosis, according to a 2014 report from the American Heart Association.

HF is classified according to the severity of the symptoms experienced by the patient. The classification most commonly used is the New York Heart Association, or NYHA, classification. The table below summarizes the NYHA Functional Classification.

NYHA Functional Classification*	Functional Capacity
Class I	No limitation of physical activity. Ordinary physical activity does not cause undue breathlessness, fatigue, or palpitations.
Class II	Slight limitation of physical activity. Comfortable at rest, but ordinary physical activity results in breathlessness, fatigue, or palpitations.
Class III	Marked limitation of physical activity. Comfortable at rest, but less than ordinary physical activity causes breathlessness, fatigue, or palpitations.
Class IV	Unable to carry on any physical activity without discomfort. Symptoms at rest can be present. If any physical activity is undertaken, discomfort is increased.

*	In addition, the level of objective evidence of the cardiovascular disease is also classified as A, B, C, or D, representing, no evidence of disease, evidence of minimal disease, evidence of moderate disease, and evidence of severe disease, respectively.

Hospitalizations of HF patients are expensive and are particularly problematic, as the risk of death is increased with each recurrent HF-related hospitalization, according to an article in the Journal of American College of Cardiology. As of 2013, there were one million primary HF-related hospitalizations annually in the United States, according to a report in the Journal of American College of Cardiology. The estimated direct cost of HF in the United States in 2012 was $60.2 billion, half of which was related to hospitalizations, according to a 2014 review article published in Clinical Cardiology. By 2030, the total cost of HF in the United States is projected to increase to $70 billion, according to a Policy Statement from the American Heart Association.

Current Treatments of Heart Failure

Patients with HF are treated with medications such as angiotensin-converting enzyme inhibitors, angiotensin-2 receptor blockers, beta blockers and diuretics. Patients with HF may also be equipped with certain implantable devices, such as Implantable Cardioverter Defibrillators, or ICDs, or Cardiac Resynchronization Therapy Devices. Current treatment options for patients in severe stages of the disease include heart transplant surgery or implantation of a left ventricular assist device, or LVAD, a battery operated mechanical circulatory device used to partially or completely replace the function of the left ventricle of the heart. Both of these end-stage treatment options require invasive open-chest surgery, can be associated with numerous complications, including risk of thrombosis and infection in the case of LVADs, and can require lifetime immunosuppressive therapy in the case of transplant. In 2012, approximately 2,300 HF patients in the United States underwent heart transplant according to a report from the American Heart Association. In 2013, approximately 2,500 patients had a primary LVAD implanted, according to the Sixth INTERMACS annual report.

Although existing therapies have been somewhat effective in the treatment of HF, there is still great unmet medical need. In particular, in the case of ischemic HF, which is caused by insufficient oxygen to the heart, current treatments fail to address the decrease in the number of functional myocytes in the heart that result from this lack of oxygen. Over time this functional decrease modifies the dynamics of cardiac contractions leading to tissue remodeling and loss of cardiac function. We believe that cellular therapies have the potential to repair or replace the non-functioning myocytes of ischemic HF patients.

Our Approach

Our lead drug product candidate, C-Cure, is an autologous cell therapy that we believe has the potential to treat patients with NYHA Classes II, III and IV ischemic HF through both direct and indirect modes of action. The direct mode may replace non-functioning myocytes. In the indirect modes, factors secreted by the cardiopoietic cells may cause patients’ resident stem cells to begin pooling, regenerating and differentiating into cardiac cells, with the resulting favorable environment inducing the non-functioning myocytes to regain function. We have developed C-Cure based predominantly on technology that we licensed from the Mayo Clinic.

Since the heart does not harbor large quantities of stem cells, it cannot rely on self-repair mechanisms to address damage to the myocardium. Accordingly, in order to repair or replace non-functioning myocytes, the introduction of cardiopoietic cells is necessary. To guide cardiac tissue formation, our C-Cure therapy reprograms multipotent stem cells harvested from a patient into cardiopoietic cells using naturally occurring cytokines and growth factors that mimic the signaling that occurs in embryonic heart tissue development. In the C-Cure process, stem cells are collected from an ischemic HF patient through bone marrow aspiration during an outpatient procedure. The stem cells are then harvested, selected, expanded and differentiated into cardiopoietic cells at our manufacturing facility, yielding a homogeneous and pure cardiopoietic cell population. The cardiopoietic cells are then re-injected into the heart of the ischemic HF patient with our C-Cathez cell injection catheter.

Graphic representation of the C-Cure technology.1

Clinical Development

Phase 2 Clinical Trial

The first human clinical Phase 2 trial for C-Cure was completed in 2012. This trial was initially designed as a Phase 2/3 trial, but only the Phase 2 portion of this trial was completed. The Phase 2 portion was a prospective, randomized, open, parallel two-arm study and consisted of 45 ischemic HF patients, with the primary endpoint being the safety and feasibility of C-Cure. Safety was assessed based on occurrence of cardiovascular events and arrhythmias. Feasibility was assessed based on assessment of cell expansion, manufacturing, phenotye release, in addition to catheter-based delivery. Measures of efficacy included cardiac function and structure as assessed by LVEF, left ventricular end systolic volume, left ventricular end diastolic volume, as well as clinical exercise capacity as assessed by the six minutes WDT and quality-of-life measures.

Patients between 18 and 75 years of age with NYHA Class II or III ischemic HF, an LVEF >15% and <40%, and who had not experienced a heart attack within two months prior to enrollment were candidates for the trial. The 45 patients enrolled in the trial were randomly assigned to either the control group or the C-Cure treatment group, with each patient having a 67% chance of being assigned to the C-Cure treatment group and a 33% chance of being assigned to the control group. Baseline data demonstrated a similar distribution of age, sex, body mass index, prevalence of cardiovascular risk factors and cardiac disease history in both the C-Cure treatment group and control group, and no difference in medications or hemodynamics was observed. Both groups received optimal standard of care as defined by the American College of Cardiology guidelines and the European Society of Cardiology guidelines, including the implantation of an ICD if the patient did not already have one. Patients assigned to the C-Cure treatment group received C-Cure in addition to the optimal standard of care. Where patient factors such as medications and co-morbidities prevented us from producing sufficient cells to obtain the C-Cure dose necessary for treatment, patients were assigned to the control group per the trial protocol. This trial was performed at nine clinical trial sites located in Europe.

At six months following treatment, patients treated with C-Cure showed a 25% relative improvement of median LVEF versus baseline (p<0.0001), whereas patients in the control group showed a relative improvement of 0.7% versus baseline. Furthermore, all patients in the C-Cure treatment group showed improved LVEF beyond the optimal standard of care, with 76% of patients demonstrating an absolute increase of over 3% and 57% showing an absolute increase of over 5%. Patients in the C-Cure treatment group also had a significant reduction in left ventricular end systolic volume as compared to patients in the control group, with patients in the C-Cure treatment groups showed a reduction of -24.8 ml, while patients in the control group showed a reduction of -8.8 ml (p < 0.001). In addition, patients in the C-Cure treatment group demonstrated an improved exercise capacity as measured by the six minutes WDT. The C-Cure treatment group’s walking distance improved by 77 meters compared to the control group (p<0.01). Patients in the C-Cure treatment group also had a reduction in end diastolic volume as compared to patients in the control group, and patients in the C-Cure treatment group also demonstrated a reduction in heart mass as compared to patients in the control group, although neither of these results reached statistical significance.

The Minnesota Living with Heart Failure Quality-of-Life questionnaire was used to score the extent to which patients’ lives were affected by ischemic HF. A higher score on the test represents a lower quality-of-life, with the maximum score being 105. Over the course of six months, the score of the patients in the C-Cure treatment group improved by 7.1 points, whereas the score of the control group patients improved by 0.4 points. In addition, the C-Cure treatment group had 30% of patients improve by a 10 point difference or more while no patients in the control group improved by that difference. These results did not reach statistical significance.

A result is considered to be statistically significant when the probability of the result occurring by random chance, rather than from the efficacy of the treatment, is sufficiently low. The conventional method for measuring the statistical significance of a result is known as the “p-value”, which represents the probability that random chance caused the result (e.g., a p-value = 0.001 means that there is a 0.1% or less probability that the difference between the control group and the treatment group is purely due to random chance). A p-value = 0.05 is a commonly used criterion for statistical significance, and may be supportive of a finding of efficacy by regulatory authorities. However, regulatory authorities, including the FDA and EMA, do not rely on strict statistical significance thresholds as criteria for market approval and maintain the flexibility to evaluate the overall risks and benefits of a treatment. Accordingly, treatments may receive market approval from the FDA or EMA even if the p-value of the primary endpoint is greater than 0.05, or may fail to receive market approval from the FDA or EMA even if the p-value of the primary endpoint is less than 0.05.

No unanticipated serious adverse events definitely attributed to C-Cure or the trial procedure were reported in this trial. One patient experienced a serious adverse reaction, migraine with aura, one day post-procedure, but was subject to similar migraine episodes in the past. Another patient experienced rapid and irregular heartbeat resolved by applying an electrical stimulation to the heart during the procedure. A third patient experienced atrial fibrillation approximately a year and a half after the study procedure, but records of arrhythmia prior to treatment support that atrial fibrillation was a pre-existing condition.

We produced C-Cure for 21 out of the 30 patients attempted as patient factors such as medications and co-morbidities prevented us from producing sufficient cells for certain patients in the trial. However, we have made improvements to our manufacturing process, which we believe will allow us to have a greater than 80% manufacturing success rate in our Phase 3 clinical trials. These changes include:

•	adopting cryopreserved, a process whereby cells that are susceptible to damage caused by time are preserved by cooling to sub-zero temperatures, product storage to extend the shelf life of the cells;

•	improving the release criteria to ensure that desirable cells are not incorrectly rejected. In our Phase 2 trial of C-Cure, some production lots were rejected because the tests used identified the presence of impurities such as osteoblasts, or bone precursor cells, adipocytes, or fat cells, or chondrocytes, or cartilage cells. Upon further examination, it appeared that the methods used were overly sensitive. New methods have been developed that are more specific, while at the same time remaining as sensitive; and

•	developing predictive tests that allow us to reject patient bone marrow, that is unsuitable to yield the required number of cells for effective treatment. In CHART-1, patients bone marrow that does not reach 24 million cells are rejected from the manufacturing process, resulting in such patients not being randomized for treatment and discontinued from the trial. Therefore, only bone marrow that is capable of good cell expansion proceeds to the next culture phase, leading to randomization of the patient in the trial.

Phase 3 Clinical Program

We are pursuing clinical development of C-Cure through a comprehensive Phase 3 program comprised of two Phase 3 clinical trials, CHART-1 and CHART-2.

CHART-1

CHART-1 is being conducted in Europe and Israel and was first authorized in November 2012. CHART-1 is a 240 patient prospective controlled randomized double-blinded trial, including NYHA Class III and IV ischemic HF patients, with each patient having a 50% chance of being assigned to the C-Cure treatment group or the control group. The primary endpoint of this trial is an improvement in the composite hierarchical endpoint using the Finkelstein-Schoenfeld statistical method. The elements of this endpoint are, in hierarchical order, mortality, morbidity, quality of life, six minutes WDT, left ventricular end systolic volume and LVEF. Each patient in the C-Cure treatment group will be compared to each patient in the control group and a comprehensive score will be derived to compare one group against the other.

We received a pediatric waiver across all subsets of the pediatric population for C-Cure for the treatment of ischemic HF from the EMA in February 2015, therefore all clinical trials of C-Cure will be restricted to the adult population. In April 2014, the EMA issued a certificate of quality data for C-Cure. This Advanced Therapy Medicinal Products, or ATMP, certification recognizes that the data generated for C-Cure in its development programs to date meet the standards imposed by the EMA. The ATMP’s certificate for quality data will facilitate the EMA’s review of our anticipated future application for marketing authorization for C-Cure. On March 30, 2015, we announced that DSMB reviewed unblinded safety and efficacy data from CHART-1 and determined that such unblinded safety and efficacy data did not support the discontinuation of the trial on the basis of safety or futility. These observations suggested that the trial should be continued in its current form. As of the date of this Annual Report, we have completed enrollment of all patients in this trial at over 30 trial sites in Europe and Israel. The full data readout from this trial is expected in the middle of 2016.

CHART-2

On January 27, 2012, we, as the sponsor, filed our Investigational New Drug Application, or IND, for the use of C-Cure in CHART-2 with the FDA (NCT02317458). The subject of the IND is the efficacy and safety of bone marrow-derived mesenchymal cardiopoietic cells for improving exercise capacity in subjects with advanced chronic ischemic HF.

CHART-2 is expected to be conducted in the United States and Europe. CHART-2 is currently a 240 patient prospective controlled randomized double-blinded trial, including NYHA Class III and IV ischemic HF patients, with each patient having a 50% chance of being assigned to the C-Cure treatment group or the control group. Our IND became effective in December 2013 for administration of the cells with Myostar, a catheter used for the injection of therapeutic agents into the heart, and manufactured by Biologics Delivery Systems Group, Cordis Corporation a Johnson & Johnson company. Prior to initiating the trial, in September 2014, we filed an amendment to the IND requesting among other changes to the initial submission, the use of our proprietary cell injection catheter called C-Cathez. In January 2015, the FDA issued a clinical hold on CHART-2. Most of the clinical hold questions request clarifications on the design dossier of C-Cathez, while the remaining questions relate to providing updated safety information on CHART-1, defining CHART-2 stopping rules, and a request to measure troponin, a cardiac marker of injury, at day 30 post baseline procedure. The FDA lifted the clinical hold in December 2015. The primary efficacy endpoint of CHART-2 is the change in the six-minutes WDT from pre-procedure to nine months. We will meet the FDA during the first half of 2016 to propose to change the endpoints of CHART-2 by adding mortality and morbidity endpoints. We anticipate initiating CHART-2 in June 2016.

Oncology

Cancer is the second leading cause of death in the United States after cardiovascular diseases, according to the U.S. Centers for Disease Control and Prevention. Cancer accounts for nearly one out of every four deaths in the United States, according to the American Cancer Society. In 2014, there were an estimated 1.6 million new diagnosed cancer cases and over 550,000 cancer deaths in the United States alone.

According to the Leukemia and Lymphoma Society, the approximate prevalence of AML in the United States as of January 1, 2011 was 37,726 and the incidence rate of MM in the United States as from 2007 to 2011 was 7.7 per 100,000 population for men and 4.9 per 100,000 population for women.

CAR T-Cell Therapy

The immune system has a natural response to cancer, as cancer cells express antigens that can be recognized by cells of the immune system. Upon recognition of an antigen, activated T-cells release substances that kill cancer cells and attract other immune cells to assist in the killing process. However, cancer cells can develop the ability to release inhibitory factors that allow them to evade immune response, resulting in the formation of potentially dangerous cancerous tumors and blood cancer.

CAR T-cell therapy is a new technology that broadly involves engineering patients’ own T-cells to express CARs so that these re-engineered cells recognize and kill cancer cells, overcoming cancer cells’ ability to evade the immune response. CARs are comprised of the following elements:

•	binding domains that encode proteins, such as variable fragments of antibodies that are expressed on the surface of a T-cell and allow the T-cell to recognize specific antigens on cancer cells;

•	intracellular signaling domains derived from T-cell receptors that activate the signaling pathways responsible for the immune response following binding to cancer cells; and

•	costimulatory and adaptor domains, which enhance the effectiveness of the T-cells in their immune response.

Once activated, CAR T-cells proliferate and kill cancer cells directly through the secretion of cytotoxins that destroy cancer cells, and these cytokines attract other immune cells to the tumor site to assist in the killing process.

Illustration of CAR T-cell binding to a ligand, triggering mechanisms to eliminate cancer cells.

The CAR T-cell therapeutic process starts with collecting cells from a patient’s bone marrow. T-cells are then harvested and selected from the collected cells, following which the CAR is introduced into the T-cells using retrovirus vectors, a widely used technology to transfer genes into immune cells using the natural capacity of a retrovirus to deliver genes into cells. The CAR T-cells are then expanded prior to injection back into the patient.

Current Investigational Treatments of Cancer using CAR T-Cells

In the past decades, the cornerstones of cancer therapies have been surgery, chemotherapy and radiation therapy. Since 2001, small molecules that specifically target cancer cells have emerged as standard treatments for a number of cancers. For example, Gleevec is marketed by Novartis AG for the treatment of leukemia, and Herceptin is marketed by Genentech, Inc. for the treatment of breast and gastric cancer. Although these targeted therapies have significantly improved the outcomes for certain patients with these cancers, there is still a high unmet need for the treatment of these and many other cancers. CAR T-cell therapy is an emerging therapy for the treatment of some cancers, such as B-cell malignancies.

CAR19 is a widely used CAR, which has an antigen binding domain that recognizes the normal B-cell marker CD19. CD19 CAR Therapies have demonstrated high clinical responses in difficult to treat refractory B-cell malignancies. For example, results of a clinical trial reported in the New England Journal of Medicine in October 2014 demonstrated that CD19 CAR Therapy was effective in treating patients with relapsed and refractory acute lymphoblastic leukemia. Treatment was associated with a complete remission rate of 90% and sustained remissions of up to two year after treatment. Despite its promise, CD19 CAR Therapy is inherently limited to the treatment of B-cell malignancies.

Our Approach to CAR T-Cell Therapy

Our approach to CAR T-cell therapy (renamed NKR-T) has the potential to treat a wider range of cancers than CD19 CAR Therapy because, in certain cases, we employ natural receptors that target multiple ligands, at least one of which is found in numerous cancers, as opposed to targeting a single ligand. Our primary CAR technologies use activated receptors of NK cells, lymphocytes of the innate immune system that kill cancer cells directly and also secrete cytokines that attract other immune cells to assist in the killing process. The receptors used in our therapies target ligands that are activated in cancer cells, but are absent or expressed at low levels in normal cells, resulting in therapies that are intended to be less destructive to normal cells.

Our lead NKR-T cell drug product candidate is NKR-2. NKR-2 uses the native sequence of NKG2D in the CAR construct, thereby avoiding linker sequences that could be recognized as “non-self” by the immune system and thereby trigger an immune response. Accordingly, NKR-2 does not require re-engineering to allow it to bind to cancer cell ligands with high affinity. NKR-2 also makes use of DAP10, a naturally occurring adaptor molecule that is normally is expressed by T-cells, to aid in the immune response.

Ligands for the NKG2D receptor are expressed either individually or together with other ligands at the surface of cancer cells, allowing for the targeting of multiple tumor types given the higher likelihood of expression of at least one ligand. NKG2D receptor ligands, such as ULBP, MICA and MICB, are expressed in numerous solid tumors and blood cancers, including ovarian, bladder, breast, lung and liver cancers, as well as leukemia, lymphoma and myeloma. MICA and MICB may be induced in association with cell stress, infection or malignant transformation. Within a given cell population, we have shown in vitro effectiveness of NKR-2 even when as few as 7% of the cancer cells expressed a NKG2D receptor ligand.

Pre-Clinical Development

NKR-2 has been tested in pre-clinical models of solid and blood cancers, including lymphoma, ovarian cancer and myeloma. In pre-clinical studies, treatment with NKR-2 significantly increased survival. In some studies, 100% of treated mice survived through the follow-up period of the applicable study, which in one study was 325 days. All untreated mice died during the follow-up period of the applicable study.

In one representative study, as shown in the figure below, the treatment with NKR-2 completely prevented tumor development in mice injected with ovarian cancer cells and followed over a period of 225 days. In contrast, all mice injected with ovarian cancer cells that were treated with unmodified T-cells developed cancerous tumors and died during that period.

Our pre-clinical models have also shown that treatment with NKR-2 is followed by changes in a tumor’s micro-environment resulting from the local release of chemokines, a family of small cytokines. In a pre-clinical study, mice that had been injected with 5T33MM cancer cells and treated with NKR-2 were rechallenged either with the 5T33MM cancer cells or a different tumor type (RMA lymphoma cells). The mice that were rechallenged with the same tumor type survived, while the mice that were challenged with a different tumor type died, as shown in the figure below.

We believe that the mechanism by which the mice in the former group survived may be linked to T-cell memory against the tumor antigen, independent of the continued presence of NKR-2. We believe that this continued protection may be a result of the type of chemokines released at the time of the initial NKR-2 treatment, and we do not believe that this effect has been demonstrated with other CARs.

Moreover, pre-clinical studies have suggested that NKR-2 could potentially have a direct effect on tumor vasculature. Tumor vessels express ligands for the NKG2D receptor that are not generally expressed by normal vessels. We believe that this expression may be linked to genotoxic stress, hypoxia and reoxygenation in tumors and therefore that NKR-2 could potentially inhibit tumor growth by decreasing tumor vasculature, which could possibly render it effective in the treatment of NKG2D-negative tumors.

Pre-clinical studies also demonstrate that NKR-2 is effective without lymphodepletion conditioning, which is the destruction of lymphocytes and T-cells, normally by radiation. We believe this absence of a pre-conditioning regimen may expand the range of patients eligible for CAR T-cell treatment, reduce costs, reduce toxicity and thereby improve patient experience and acceptance.

No significant toxicology findings were reported from pre-clinical multiple-dose studies at dose levels below 10,000,000 NKR-2 per animal. Some temporary weight loss was noted in animals treated with NKR-2. At this dose, histology showed there was no accumulation of infused cells in any organ other than the lungs. We believe that this accumulation of infused cells in the lungs was likely due to the large number of cells infused into the animals.

Clinical Development

On June 9 2014, Celdara filed an IND with the FDA (NCT02203825) related to the NKR-2 trial. The subject of the IND is evaluating the safety and feasibility of administering a single intravenous dose of NKR-2 to patients with AML, Myelodysplastic Syndrome and MM.

We are currently enrolling patients with (i) AML who are not in remission and for which standard therapy options are not available or (ii) relapsed or refractory progressive MM, in a Phase 1 clinical trial to test the safety and feasibility of single-dose intravenous administration of NKR-2 T-cells without prior lymphodepletion conditioning. This is a dose escalation trial to test four different dose levels. Patients may receive doses anywhere from 1,000,000 up to 30,000,000 NKR-2 T-cells in a single intravenous injection. For each dose level, three patients, one with AML, one with MM, and one with either AML or MM, will be recruited, until a toxicological response is demonstrated or we reach a dose of 30,000,000 cells. Once a dose has been selected, an additional 12 patients, six AML patients and six MM patients, will be included in the dose expansion part of the trial, to probe efficacy signals. This trial is being conducted at the Dana Farber Cancer Institute in the United States. Interim data is expected to be reported throughout this trial, with the full data readout expected in the middle of 2016. The first patient in the first cohort was treated in this trial in April 2015 and no treatment-related safety concerns were reported during the 30-day follow-up period for this patient or the other two patients treated in the first cohort. The safety outcome of the second cohort was disclosed in February 2016 and no treatment-related safety concerns were reported during the 21-day follow-up period.

We are currently conducting pre-clinical studies to determine which other cancers to pursue with NKR-2.

Other CAR T-Cell Development

Allogeneic Platform

Autologous CAR T-cells must be manufactured for each individual patient. As a result this form of treatment presents cost and logistical challenges. We have technology that we believe may enable the development of an allogeneic CAR T-cell therapy, where T-cells harvested from one patient, the donor, are engineered into CAR T-cells that can be used in the treatment of other patients, the host, without triggering an immune response. Functioning T-cell receptors on a donor T-cell are responsible for eliciting an adverse immune reaction in the host, which is known as a graft-versus-host response. The goal of our allogeneic platform is to eliminate the graft-versus host response. Our allogeneic platform is based on the engineering of T-cells that lack expression of a functional T-cell receptor, while at the same time expressing a CAR that can trigger the killing of cancer cells. We believe that our allogeneic platform may allow us to manufacture an off the shelf CAR T-cell therapy product, which has the potential to transform the treatment of cancer.

Additional Autologous Programs

We also have two additional autologous NKR-T cells programs that are in pre-clinical development. The first program involves the use of a NKR-T expressing NKp30, another activated receptor of NK cells. NKR-T cells expressing NKp30 target ligands, which are expressed on many types of cancer cells, including lymphoma, leukemia and gastrointestional stromal tumors. The primary ligand of NKp30 is B7H6. Previous pre-clinical studies performed at Dartmouth College and reported in the Journal of Immunology in 2012 demonstrated that NKR-T cells expressing NKp30 were able to kill cancer cells expressing NKp30 ligands both in vitro and in vivo. The second program involves the specific targeting of B7H6 to kill cancer cells that express B7H6. Previous pre-clinical studies performed at Dartmouth College and reported in the Journal of Immunology in 2015 demonstrated that therapy targeting B7H6 decreased tumor burden of melanoma- and ovarian cancer-bearing mice.

Comparison of our NKR-T cell therapy approach to CD19 CAR Therapy.

Our Complementary Devices

We developed C-Cathez, which is CE-marked, with the goal of overcoming limitations of existing cell injection devices that we discovered during our development of C-Cure. Due to continuous heart movements, we believe that injecting cells into the heart requires a stable needle that anchors into the tissue during injection. In addition, excess pressure on cells during injection has an adverse impact on cell retention. To respond to these challenges, C-Cathez features a curved needle that provides stability during the injection and multiple holes along the needle that increase the exit surface, reducing the pressure exerted on cells during the injection procedure. In pre-clinical studies, we obtained a higher retention rate of injected cells through the use of C-Cathez as compared to other commercially available catheters. In a pre-clinical study of C-Cathez, use of C-Cathez did not cause myocardial perforation or clinically relevant increases in the blood levels of cardiac enzymes were observed in pigs or dogs. We also market C Cathez in the European Union as a stand-alone medical device for delivery of diagnostic and therapeutic agents indicated for delivery into the heart to research laboratories and clinical-stage companies only.

In addition, we believe our heart access technology will enable cardiologists to take a unique access route directly to the patient’s left atrium, which may potentially enable the deployment of catheters or other necessary instruments for use in the treatment of various indications such as mitral valve disorders and structural heart diseases, conditions often linked to HF. This heart access technology includes the heart access sheath, mitral valve neo-chordae, and closure device. These devices are either in the discovery phase or pre-clinical development.

Manufacturing

We plan to use our pilot manufacturing facility, located in Belgium, for the manufacture of C-Cure until commercial launch. This facility has a production capacity of approximately 250 patients per year. We are also building a second pilot manufacturing facility in Rochester, Minnesota to reduce our overall logistical costs for patients in CHART-2 and to provide redundancy.

In the future, we plan to operate two commercial manufacturing sites, one in the United States and one in the European Union. We believe that this will provide us with increased flexibility, reduced logistical costs and necessary redundancy, as well as allowing us to comply with contractual obligations that require us to manufacture in the European Union.

We have been working on the optimization of our manufacturing processes to reduce our cost of production. For example, we are currently developing a closed system that may allow for the manufacture of C-Cure in vessels that prevent contact with the environment, which we expect will reduce our need for Class B clean rooms and the associated expense.

The cells for our ongoing Phase 1 clinical trial of NKR-2are being manufactured at the Dana Farber Cancer Institute’s cell manufacturing facility.

Commercialization

We currently intend to market C-Cure using a sales model focused on leading catheterization laboratories and referral networks. We believe that C-Cure would first be adopted by high-volume key-opinion-leader catheterization laboratories, and progressively by a broader segment of the market. We expect to establish or acquire a specialty sales force to increase physician familiarity with our treatments and field technicians to assist sites during adoption. While we maintain all commercial rights to our C-Cure technology and currently intend to commercialize C-Cure directly, we may in the future adopt a partnering strategy for C-Cure in the United States and/or the European Union.

Given the developmental stage our NKR-T cell platform, we have not yet developed a commercialization plan for our NKR-T cell drug product candidates.

Licensing and Collaboration Agreements

Academic and clinical collaborations

We have core relationships and collaborations with the Mayo Foundation for Medical Education and Research, or the Mayo Clinic, and the Trustees of Dartmouth College, or Dartmouth.

Mayo Clinic

C-Cure is based on technology discovered at the Molecular Pharmacology and Experimental Therapeutics lab at the Mayo Clinic, led by Dr. Andre Terzic. Under our technology license agreement with the Mayo Clinic entered into in June 2007 and amended in July 2008 and October 2010, or Mayo License, we were granted an exclusive, worldwide license to make, use, modify, enhance, promote, market and/or sell the “Cardiogenic Cocktail for the production of Cardiac Cells” and “Stem Cell Based Therapy for Non-ischemic Cardiomyopathic Heart Failure” within the field of cardiovascular regeneration or protection, including certain related patents. In addition, we were granted a non-exclusive, worldwide license to licensed know-how in connection with the licensed inventions within the same field. The exclusive license is subject to the Mayo Clinic’s right to make and use the licensed inventions and licensed know-how within its affiliates’ own programs, and to the rights, if any, of the United States government. The Mayo Clinic has the right to purchase quantities of licensed invention from us at cost to meet its and its affiliates’ internal needs.

In consideration for the rights granted to us under the Mayo License, we were required to pay an upfront fee to Mayo Clinic of €9,500,000 upon the initial agreement and $3,193,125 upon the execution of the second amendment, which were subsequently converted into our share capital. We also paid the Mayo Clinic $337,000 for the purchase of equipment for research purposes. Additionally, we are required to pay to the Mayo Clinic a low single-digit royalty on net commercial sales by us or by our permitted sublicensees from the commercialization of licensed products, on a licensed product-by-licensed product basis, beginning on the date of the first commercial sale of the relevant licensed product and extending until the earlier of (i) the 15 year anniversary of the first commercial sale of such licensed product, (ii) the date on which the licensed product is no longer covered by a valid claim of a licensed patent in the applicable territory, or (iii) termination of the Mayo License. The Mayo License permits a reduction of these royalties, not to exceed a specified floor, for amounts payable to third parties as required to in-license necessary third-party technology.

Under the Mayo License, we are responsible for the development, manufacture and commercialization of the licensed inventions. We committed to provide the Mayo Clinic with $500,000 of directed research funding per year for the years 2012 through 2014. Any results of this research will automatically be included as licensed inventions under the Mayo License. We will also fund research at the Mayo Clinic in the amount of $1,000,000 per year for four years in the area of regeneration or protection for cardiovascular applications. Such payments will begin once we have achieved both commercial sale of a licensed product and a positive cash flow from operations in the previous financial year. We will have an exclusive right of first negotiation to acquire an exclusive license to inventions that are the direct result of work carried out under these grants, in accordance with the mechanism described in the Mayo License. The Mayo Clinic provided us with directed research and conducted a dose finding study for us at no additional cost. Subject to pre-existing obligations, until October 18, 2015, we also have an exclusive right of first negotiation to obtain an exclusive license from the Mayo Clinic on any guided cardiopoiesis technology developed by Dr. Andre Terzic or developed or co-developed by Dr. Atta Behfar, the senior investigator involved in the discovery of the cardiopoiesis technology. With respect to both of the foregoing rights of first negotiation, if we and the Mayo Clinic do not reach agreement for a license for the applicable invention within the prescribed negotiation period or permitted extension, the Mayo Clinic is prohibited from entering into a license agreement for such invention with a third party for a period of nine months.

The Mayo License will continue until the later of ten years or as long as the Mayo Clinic has any rights to any part of the licensed inventions. The Mayo Clinic may terminate the license on a product-by-product basis or licensed invention-by-licensed invention basis if we default in making payment when due and payable or under other circumstances specified in the Mayo License, subject to 120 days’ prior written notice and opportunity to cure. The Mayo Clinic may also terminate the Mayo License if we deliberately make false statements in reports delivered to Mayo Clinic. Additionally, Mayo Clinic may convert the license to non-exclusive or terminate the license upon final decision of an arbitral tribunal that we breached our diligence obligations under the Mayo License. Further, Mayo Clinic may terminate the agreement immediately for our insolvency or bankruptcy, as described in the Mayo License.

In November 2014, we entered into a Preferred Access Agreement with the Mayo Clinic. Pursuant to this agreement, the Mayo Clinic will review with us, on a quarterly basis, technologies arising from the Mayo Center for Regenerative Medicine, and we may review certain other technologies upon request. If, as a result of such reviews, we and the Mayo Clinic decide to advance a certain technology, we will enter into a separate exclusive license agreement with respect to such technology. This agreement remains in effect until December 2017, and may be extended by mutual agreement.

Dartmouth College and Celdara

In January 2015, we entered into a stock purchase agreement, or the Celdara Agreement, with Celdara Medical, LLC, or Celdara, pursuant to which we purchased all of the outstanding membership interests of OnCyte, LLC, or OnCyte, for a $10.0 million upfront payment to Celdara, $6.0 million of which was paid in cash and $4.0 million of which was paid in the form of 93,087 of our ordinary shares. After this transaction we, Celdara and OnCyte entered into an asset purchase agreement, or OnCyte APA, pursuant to which Celdara sold to OnCyte, data, protocols, regulatory documents and intellectual property, including the rights and obligations under license agreements between Celdara and Dartmouth College, related to our NKR-T cell therapy programs, or the Transferred Assets. Pursuant to the OncCyte APA, we are obligated to make development-based milestone payments to Celdara of $40.0 million for clinical products and of $36.5 million for pre-clinical products, as well as sales-based milestone payments of up to $80.0 million for products based on the Transferred Assets, or CAR Products. The OnCyte APA also requires us to make tiered single-digit royalty payments to Celdara in connection with the sales of CAR Products. Such royalties are payable on a CAR Product-by CAR Product and country-by-country basis until the later of (i) the last day that at least one valid patent claim covering the CAR Product exists, or (ii) the tenth anniversary of the day of the first commercial sale of the CAR Product in such country. Under the OnCyte APA, we can opt out of the development of any CAR Product if the data does not meet the scientific criteria of success. We may also opt out of development of any CAR Product for any other reason upon payment of a termination fee of $2.0 million to Celdara.

2010 Dartmouth License Agreement

Under the exclusive license agreement with Dartmouth College entered into in April 2010 and amended in February 2012, July 2013 and January 2015, Dartmouth College granted us (as successor in interest to Celdara) an exclusive, worldwide, royalty-bearing license to certain know-how and patent rights to make, have made, use, and/or sell any product or process for human therapeutics, the manufacture, use or sale of which, is covered by such patent rights. Dartmouth College reserves the right to use the licensed patent rights and licensed know-how, in the same field, for education and research purposes only. The patent rights covered by this agreement are related, in part, to methods for treating cancer involving chimeric NK and NKP30 receptor targeted therapeutics and T cell receptor-deficient T cell compositions in treating tumor, infection, GVHD, transplant and radiation sickness.

In consideration for the rights granted to us under the agreement, we are required to pay to Dartmouth College an annual license fee of $20,000 as well as a low single-digit royalty based on annual net sales of the licensed products by us and by our permitted sublicensees, with certain minimum net sales obligations beginning April 30, 2024 and continuing for each year of sales thereafter. We are also obligated to pay to Dartmouth College a certain tiered percentage of sublicensing income ranging from the mid-single digits to the mid-teens based on the development stage of the technology at the time the sublicense is granted. We are not required to pay sublicensing income on transactions in which we form a new spin-off entity and transfer at least a portion of our assets. Additionally, the agreement requires that we exploit the licensed products, and we have agreed to meet certain developmental and regulatory milestones. Upon successful completion of such milestones, we are obligated to pay to Dartmouth College certain milestone payments up to an aggregate amount of $1.5 million. We are responsible for all expenses in connection with the preparation, filing, prosecution and maintenance of the patents covered under the agreement.

After April 30, 2024, Dartmouth College may terminate the license if we fail to meet the specified minimum net sales obligations for any year, unless we pay to Dartmouth College the royalty we would otherwise be obligated to pay had we met such minimum net sales obligation. Dartmouth College may also terminate the license if we fail to meet a milestone within the specified time period, unless we pay the corresponding milestone payment. Either party may terminate the agreement in the event the other party defaults or breaches any of the provisions of the agreement, subject to 30 days’ prior notice and opportunity to cure. In addition, the agreement automatically terminates in the event we become insolvent, make an assignment for the benefit of creditors or file, or have filed against us, a petition in bankruptcy. Absent early termination, the agreement will continue until the expiration date of the last to expire patent right included under the agreement in the last to expire territory. We expect that the last to expire patent right included under this agreement will expire in 2033, absent extensions or adjustments.

2014 Dartmouth License Agreement

Under the exclusive license agreement with Dartmouth College entered into in June 2014 and amended in January 2015, Dartmouth College granted us (as successor in interest to Celdara) an exclusive, worldwide, royalty-bearing license under certain know-how and patent rights to make, have made, use, modify, exploit, distribute, and/or sell any product or process for human therapeutics, the manufacture, use or sale of which, is covered by such patent rights. Our license is subject to any rights that may be required to be granted to the government of the United States, and Dartmouth College reserves the right to use the licensed patent rights and licensed know-how, in the same field, for education and research purposes only. The patent rights covered by this agreement are related, in part, to anti-B7-H6 antibody, fusion proteins and methods of using the same.

In consideration for the rights granted to us under the agreement, we are required to pay to Dartmouth College a license maintenance fee of $10,000 upon the first anniversary of the agreement and an annual license maintenance fee of $20,000 thereafter. We are also required to pay to Dartmouth College a low single-digit royalty based on annual net sales of the licensed products by us and by our permitted sublicensees, with a specified minimum royalty payment for each year of sales. We are obligated to pay to Dartmouth

College a certain tiered percentage of sublicensing income ranging from the mid-single digits to the mid-teens based on the time or development stage of the technology at the time the sublicense is granted. We are not required to pay sublicensing income on transactions in which we form a new spin-off entity and transfer at least a portion of our assets. Additionally, the agreement requires that we exploit the licensed products, and we have agreed to meet certain developmental and regulatory milestones. Upon successful completion of such milestones for each licensed product, we are obligated to pay to Dartmouth College certain milestone payments up to an aggregate amount of $1.6 million. We are responsible for all expenses in connection with the preparation, filing, prosecution and maintenance of the patents covered under the agreement.

Dartmouth College may, at its option, terminate the license, upon thirty days written notice, if we fail to pay at least the minimum royalty payment amount or make such minimum payment within such thirty day period. In addition, Dartmouth College has the right to terminate if we fail to meet a milestone within the specified time period or fail to make the corresponding milestone payment, subject to 30 days’ prior written notice and opportunity to cure. We may unilaterally terminate the agreement by giving three months advance written notice to Dartmouth College and paying a termination fee of $2,500. Either party may terminate the agreement in the event the other party defaults or breaches any of the provisions of the agreement, subject to 30 days’ prior notice and opportunity to cure. In addition, the agreement automatically terminates in the event we become insolvent, make an assignment for the benefit of creditors or file, or have filed against us, a petition in bankruptcy. Absent early termination, the agreement will continue until the expiration date of the last to expire patent right included under the agreement in the last to expire territory. We expect that the last to expire patent right included under this agreement will expire in 2033, absent extensions or adjustments.

Intellectual Property

Patents and patent applications

Patents, patent applications and other intellectual property rights are important in the sector in which we operate. We consider on a case-by-case basis filing patent applications with a view to protecting certain innovative products, processes, and methods of treatment. We may also license or acquire rights to patents, patent applications or other intellectual property rights owned by third parties, academic partners or commercial companies which are of interest to us.

Our patent portfolio includes pending patent applications and issued patents in the United States and in foreign countries. These patents and applications generally fall into four broad categories:

•	patents and pending patent applications relating to cardiopoiesis, a subset of which are licensed from the Mayo Clinic;

•	patents and pending applications we own that relate to cardiac injection catheter technology;

•	patent applications owned by our subsidiary Corquest that relate to cardiac medical device technology; and

•	patents and patent applications licensed from Dartmouth that relate to our NKR-T platform.

The term of a U.S. patent may be eligible for patent term extension under the Hatch-Waxman Act to account for at least some of the time the drug or device is under development and regulatory review after the patent is granted. With regard to a drug or device for which FDA approval is the first permitted marketing of the active ingredient, the Hatch-Waxman Act allows for extension of the term of one U.S. patent. The extended patent term cannot exceed the shorter of five years beyond the non-extended expiration of the patent or 14 years from the date of the FDA approval of the drug or device. Some foreign jurisdictions have analogous patent term extension provisions that allow for extension of the term of a patent that covers a device approved by the applicable foreign regulatory agency.

Cardiopoiesis Platform Patents

As of February 1, 2016, our cardiopoiesis platform portfolio includes six patent families, four of which are owned by the Mayo Clinic, which we refer to as the Mayo Cardiopoiesis Patents and are exclusively licensed to us, and two of which are owned by us, which we refer to as our Cardiopoiesis Patents.

The Mayo Cardiopoiesis Patents include three issued U.S. patents; 20 foreign patents issued in jurisdictions including Australia, China, Europe, Hong Kong, Israel, Mexico, New Zealand, Russia, Singapore and South Africa; three pending U.S. patent applications; and 23 foreign patent applications pending in jurisdictions including Europe, Australia, Brazil, Canada, China, Israel, India, Japan, Mexico, New Zealand, Singapore, South Korea, Taiwan, and Thailand. These patents and patent applications relate to compositions and methods for inducing cardiogenesis in embryonic stem cells, methods of identifying cardiopoietic stem cells, and methods of using cardiopoietic stem cells to treat cardiovascular tissue. The Mayo Cardiopoiesis Patents will begin to expire in 2025, absent any adjustments or extensions. We expect that any patents that eventually issue from currently pending applications in the Mayo Cardiopoiesis patent portfolio will begin to expire in 2025, absent any adjustments or extensions.

Our Cardiopoiesis Patents include one issued patent in each of Australia, Europe, Mexico, New Zealand, Singapore and Taiwan; two pending U.S. patent applications; and 16 foreign patent applications pending in jurisdictions including Australia, Brazil, Canada, China, Europe, Hong Kong, India, Israel, New Zealand, Russia, South Korea, and Thailand. These patents and patent applications relate to pharmaceutical compositions containing cardiopoietic stem cells and methods of their production. Our Cardiopoiesis Patents will begin to expire in 2030, absent any adjustments or extensions. We expect that any patents that eventually issue from currently pending applications in our Cardiopoiesis patent portfolio will begin to expire in 2030, absent any adjustments or extensions.

NKR-T cell Platform Patents

As of February 1, 2016, our NKR-T cell portfolio includes three patent families exclusively licensed to us by Dartmouth. This portfolio includes three issued U.S. patents; five pending U.S. patent applications; and 13 foreign patent applications pending in jurisdictions including Australia, Brazil, Canada, China, Europe, India, Hong Kong, Japan, Mexico, and Russia. These patents and patent applications relate to particular chimeric antigen receptors and to T-cell receptor-deficient T-cells. Patents in our NKR-T cell portfolio will begin to expire in 2025, absent any adjustments or extensions. We expect that any patents that eventually issue from currently pending applications in the NKR-T cell Platform patent portfolio will begin to expire in 2025, absent any adjustments or extensions.

Cardiac Injection Catheter Technology Patents

As of February 1, 2016, our cardiac injection catheter technology portfolio includes two patent families we own. This portfolio includes two pending U.S. patent applications; nine patents issued in jurisdictions including Australia, Belgium, Europe, Israel, Japan, Mexico, New Zealand, Russia and Taiwan; and thirteen foreign patent applications pending in jurisdictions including Australia, Brazil, Canada, China, Europe, Hong Kong, India, Israel, Japan, Singapore, South Korea, and the United Kingdom. These patents and patent applications relate to injection catheters and processes for their use. Patents in this portfolio will begin to expire in 2029, absent any adjustments or extensions. We expect that any patents that eventually issue from currently pending applications in the Cardiac Injection Catheter Technology patent portfolio will begin to expire in 2030, absent any adjustments or extensions.

Heart Access Technology Patents

As of February 1, 2016, our heart access technology portfolio includes five patent families owned by Corquest, our wholly owned subsidiary. This portfolio includes nine pending U.S. patent applications and twelve foreign patent applications pending in various jurisdictions including Australia, Brazil, Canada, Europe, Israel, Japan, Mexico, Russia, and the Republic of Korea, as well as three applications filed under the Patent Cooperation Treaty. These patent applications relate to devices, assemblies and methods for treating cardiac injuries and defects. Patents in this portfolio, if issued, will begin to expire in 2032.

Trade secrets

In addition to our patents and patent applications, we keep certain of our proprietary information as trade secrets, which we seek to protect by confidentiality agreements with our employees and third parties, and by fragmenting know-how between different individuals, in accordance with standard industry practices.

Competition

The industry in which we operate is subject to rapid technological change. We face competition from pharmaceutical, biopharmaceutical and medical devices companies, as well as from academic and research institutions. Some of these competitors are pursuing the development of medicinal products and other therapies that target the same diseases and conditions that we are targeting.

Some of our current or potential competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and gene therapy industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. The key competitive factors affecting the success of all of our programs are likely to be their efficacy, safety and convenience.

C-Cure

We have identified several companies that are active in cardiac cell therapy as of the date of this Annual Report, including Aldagen, Inc., Athersys, Inc., Cytori Therapeutics, Inc., Mesoblast Ltd and Vericel Corporation.

CAR T-Cell Therapy

Early results from clinical trials have fueled continued interest in CAR T-cell therapies and our competitors as of the date of this Annual Report include Bellicum Pharmaceuticals, Inc., bluebird bio, Inc., Cellectis S.A., Juno Therapeutics, Inc., Kite Pharma Inc., Novartis AG, NantKwest Inc and Ziopharm Oncology, Inc.

Government Regulation

Government authorities in the United States at the federal, state and local level and in other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug and biological products, or biologics, such as our drug product candidates. Generally, before a new drug or biologic can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and an application for marketing authorization must be approved by the regulatory authority.

Certain products may be comprised of components that are regulated under separate regulatory authorities and by different centers at the FDA. These products are known as combination products. A combination product is comprised of a combination of a drug and a device; a biological product and a device; a drug and a biological product; or a drug, a device, and a biological product. Under regulations issued by the FDA, a combination product includes:

•	a product comprised of two or more regulated components that are physically, chemically, or otherwise combined or mixed and produced as a single entity;

•	two or more separate products packaged together in a single package or as a unit and comprised of drug and device products, device and biological products, or biological and drug products;

•	a drug, device, or biological product packaged separately that according to its investigational plan or proposed labeling is intended for use only with an approved individually specified drug, device or biological where both are required to achieve the intended use, indication, or effect and where upon approval of the proposed product the labeling of the approved product would need to be changed, e.g., to reflect a change in intended use, dosage form, strength, route of administration, or significant change in dose; or

•	any investigational drug, device, or biological packaged separately that according to its proposed labeling is for use only with another individually specified investigational drug, device, or biological product where both are required to achieve the intended use, indication, or effect.

One of our drug product candidates is a combination product that is comprised of a biologic and a device (an endocardial injection catheter) that is used for delivery of the biologic. Under the FDCA, the FDA is charged with assigning a center with primary jurisdiction, or a lead center, for review of a combination product. That determination is based on the “primary mode of action” of the combination product, which means the single mode of action that provides the most important therapeutic action of the combination product, i.e., the mode of action expected to make the greatest contribution to the overall intended therapeutic effects of the combination product. Thus, if the primary mode of action of a device-biologic combination product is attributable to the biologic product, that is, if it acts by means of a virus, therapeutic serum, toxin, antitoxin, vaccine, blood, blood component or derivative, allergenic product, or analogous product, the FDA center responsible for premarket review of the biologic product (the Center for Biologics Evaluation and Research, or CBER) would have primary jurisdiction for the combination product. CBER is the agency component with primary jurisdiction for the premarket review and regulation for our C-Cure investigational product. Because C-Cure utilizes a catheter as a delivery system to the heart, CBER may consult or collaborate with the agency center that is responsible for the premarket review of that device, the Center for Devices and Radiological Health, or CDRH.

U.S. Biological Product Development

In the United States, the FDA regulates biologics under the Federal Food, Drug, and Cosmetic Act, or FDCA, and the Public Health Service Act, or PHSA, and their implementing regulations. Biologics are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

Our drug product candidates must be approved by the FDA through the Biologics License Application, or BLA, process before they may be legally marketed in the United States. The process required by the FDA before a biologic may be marketed in the United States generally involves the following:

•	completion of extensive nonclinical, sometimes referred to as pre-clinical laboratory tests, pre-clinical animal studies and formulation studies in accordance with applicable regulations, including the FDA’s Good Laboratory Practice, or GLP, regulations;

•	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

•	performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, good clinical practices, or GCPs, and other clinical trial-related regulations to establish the safety and efficacy of the proposed drug product candidate for its proposed indication;

•	submission to the FDA of a BLA;

•	satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities where the product is produced to assess compliance with the FDA’s current good manufacturing practice, or cGMP, requirements to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality, purity and potency;

•	potential FDA audit of the pre-clinical and/or clinical trial sites that generated the data in support of the BLA; and

•	FDA review and approval of the BLA prior to any commercial marketing or sale of the product in the United States.

The data required to support a BLA is generated in two distinct development stages: pre-clinical and clinical. The pre-clinical development stage generally involves laboratory evaluations of drug chemistry, formulation and stability, as well as studies to evaluate toxicity in animals, which support subsequent clinical testing. The conduct of the pre-clinical studies must comply with federal regulations, including GLPs. The sponsor must submit the results of the pre-clinical studies, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, as well as other information, to the FDA as part of the IND. An IND is a request for authorization from the FDA to administer an investigational drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for human trials. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions regarding the proposed clinical trials and places the IND on clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a drug product candidate at any time before or during clinical trials due to safety concerns, non-compliance, or other issues affecting the integrity of the trial. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that could cause the trial to be suspended or terminated. Where a trial is conducted at, or sponsored by, institutions receiving NIH funding for recombinant DNA research, prior to the submission of an IND to the FDA, a protocol and related documentation is submitted to and the trial is registered with the NIH Office of Biotechnology Activities, or OBA, pursuant to the NIH Guidelines for Research Involving Recombinant or Synthetic Nucleic Acid Molecules, or NIH Guidelines. Compliance with the NIH Guidelines is mandatory for investigators at institutions receiving NIH funds for research involving recombinant DNA, however many companies and other institutions not otherwise subject to the NIH Guidelines voluntarily follow them. The NIH is responsible for convening the Recombinant NDA Advisory Committee, or RAC, a federal advisory committee, which discusses protocols that raise novel or particularly important scientific, safety or ethical considerations at one of its quarterly public meetings. The OBA will notify the FDA of the RAC’s decision regarding the necessity for full public review of a gene therapy protocol. RAC proceedings and reports are posted to the OBA web site and may be accessed by the public.

The clinical stage of development involves the administration of the drug product candidate to healthy volunteers and patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Further, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed.

There are also requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries. Sponsors of certain clinical trials of FDA-regulated products, including biologics, are required to register and disclose certain clinical trial information, which is publicly available at www.clinicaltrials.gov. Information related to the product, patient population, phase of investigation, study sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed until the new product or new indication being studied has been approved. However, there are evolving rules and increasing requirements for publication of trial-related information, and it is possible that data and other information from trials involving biologics that never garner approval could in the future require disclosure. In addition, publication policies of major medical journals mandate certain registration and disclosures as a pre-condition for potential publication, even if not currently mandated as a matter of law. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

Clinical trials are generally conducted in three sequential phases, known as Phase 1, Phase 2 and Phase 3, and may overlap. Phase 1 clinical trials generally involve a small number of healthy volunteers who are initially exposed to a single dose and then multiple doses of the drug product candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action, side effect tolerability and safety of the drug product candidate and, if possible, to gain early evidence on effectiveness. Phase 2 clinical trials typically involve studies in disease-affected patients to determine the dose required to produce the desired benefits. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, as well as identification of possible adverse effects and safety risks and preliminary evaluation of efficacy. Phase 3 clinical trials generally involve large numbers of patients at multiple sites, in multiple countries, and are designed to provide the data necessary to demonstrate the efficacy of the product for its intended use, its safety in use, and to establish the overall benefit/risk relationship of the product and provide an adequate basis for product approval. Phase 3 clinical trials may include comparisons with placebo and/or other comparator treatments. The duration of treatment is often extended to mimic the actual use of a product during marketing. Generally, two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of a BLA.

Post-approval trials, sometimes referred to as Phase IV clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, FDA may condition approval of a BLA on the sponsor’s agreement to conduct additional clinical trials to further assess the biologic’s safety and effectiveness after BLA approval.

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the biologic, findings from animal or in vitro testing that suggest a significant risk for human subjects, and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA, the IRB, or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated intervals based on access to certain data from the trial. We may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate. Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug product candidate as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug product candidate does not undergo unacceptable deterioration over its shelf life.

BLA and FDA Review Process

Following trial completion, trial data are analyzed to assess safety and efficacy. The results of pre-clinical studies and clinical trials are then submitted to the FDA as part of a BLA, along with proposed labeling for the product and information about the manufacturing process and facilities that will be used to ensure product quality, results of analytical testing conducted on the chemistry of the drug product candidate, and other relevant information. The BLA is a request for approval to market the biologic for one or more specified indications and must contain proof of safety, purity, potency and efficacy, which is demonstrated by extensive pre-clinical and clinical testing. The application may include both negative or ambiguous results of pre-clinical and clinical trials as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a use of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of the FDA. FDA approval of a BLA must be obtained before a biologic may be marketed in the United States.

Under the Prescription Drug User Fee Act, or PDUFA, as amended, each BLA must be accompanied by a significant user fee, which is adjusted on an annual basis. PDUFA also imposes an annual product fee for human drugs and an annual establishment fee on facilities used to manufacture prescription drugs. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business.

Once a BLA has been accepted for filing, which occurs, if at all, sixty days after the BLA’s submission, the FDA’s goal is to review BLAs within 10 months of the filing date for standard review or six months of the filing date for priority review, if the application is for a product intended for a serious or life-threatening condition and the product, if approved, would provide a significant improvement in safety or effectiveness. The review process is often significantly extended by FDA requests for additional information or clarification.

After the BLA submission is accepted for filing, the FDA reviews the BLA to determine, among other things, whether the proposed drug product candidate is safe and effective for its intended use, and whether the drug product candidate is being manufactured in accordance with cGMP to assure and preserve the drug product candidate’s identity, strength, quality, purity and potency. The FDA may refer applications for novel drug product candidates or drug product candidates which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. The FDA will likely re-analyze the clinical trial data, which could result in extensive discussions between the FDA and us during the review process. The review and evaluation of a BLA by the FDA is extensive and time consuming and may take longer than originally planned to complete, and we may not receive a timely approval, if at all.

Before approving a BLA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMPs. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. In addition, before approving a BLA, the FDA may also audit data from clinical trials to ensure compliance with GCP requirements. After the FDA evaluates the application, manufacturing process and manufacturing facilities, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A Complete Response Letter usually describes all of the specific deficiencies in the BLA identified by the FDA. The Complete Response Letter may require additional clinical data and/or an additional pivotal Phase III clinical trial(s), and/or other significant and time-consuming requirements related to clinical trials, pre-clinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information is submitted, the FDA may ultimately decide that the BLA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive, and the FDA may interpret data differently than we interpret the same data.

There is no assurance that the FDA will ultimately approve a product for marketing in the United States, and we may encounter significant difficulties or costs during the review process. If a product receives marketing approval, the approval may be significantly limited to specific populations, severities of allergies, and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling or may condition the approval of the BLA on other changes to the proposed labeling, development of adequate controls and specifications, or a commitment to conduct post-market testing or clinical trials and surveillance to monitor the effects of approved products. For example, the FDA may require Phase IV testing which involves clinical trials designed to further assess the product’s safety and effectiveness and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized. The FDA may also place other conditions on approvals including the requirement for a Risk Evaluation and Mitigation Strategy, or REMS, to assure the safe use of the product. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS. The FDA will not approve the NDA without an approved REMS, if required. A REMS could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing.

Expedited Development and Review Programs

The FDA has a Fast Track program that is intended to expedite or facilitate the process for reviewing new drugs and biological products that meet certain criteria. Specifically, new drugs and biological products are eligible for Fast Track designation if they are intended to treat a serious or life-threatening condition and non-clinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug or biologic may request the FDA to designate the drug or biologic as a Fast Track product concurrently with, or at any time after, submission of an IND, and the FDA must determine if the product qualifies for Fast Track designation within 60 days of receipt of the sponsor’s request. Unique to a Fast Track product, the FDA may consider for review sections of the marketing application on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the application, the FDA agrees to accept sections of the application and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the application.

Any product submitted to the FDA for marketing, including under a Fast Track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. Any product is eligible for priority review, or review within a six-month timeframe from the date a complete BLA is accepted for filing, if it has the potential to provide a significant improvement in safety and effectiveness compared to available therapies. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug or biological product designated for priority review in an effort to facilitate the review.

Additionally, a product may be eligible for accelerated approval. An investigational drug may obtain accelerated approval if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies and demonstrates an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, or IMM, that is reasonably likely to predict an effect on IMM or other clinical benefit. As a condition of approval, the FDA may require that a sponsor of a drug or biological product receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. If the FDA concludes that a drug shown to be effective can be safely used only if distribution or use is restricted, it will require such post-marketing restrictions as it deems necessary to assure safe use of the drug, such as:

•	distribution restricted to certain facilities or physicians with special training or experience; or

•	distribution conditioned on the performance of specified medical procedures.

The limitations imposed would be commensurate with the specific safety concerns presented by the product. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. Fast Track designation, priority review and accelerated approval do not change the standards for approval but may expedite the development or approval process.

Breakthrough Designation

The Food and Drug Administration Safety and Innovation Act, or FDASIA, amended the FDCA to require the FDA to expedite the development and review of a breakthrough therapy. A product can be designated as a breakthrough therapy if it is intended to treat a serious or life-threatening condition and preliminary clinical evidence indicates that it may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. A sponsor may request that a drug product candidate be designated as a breakthrough therapy concurrently with, or at any time after, the submission of an IND, and the FDA must determine if the drug product candidate qualifies for breakthrough therapy designation within 60 days of receipt of the sponsor’s request. If so designated, the FDA shall act to expedite the development and review of the product’s marketing application, including by meeting with the sponsor throughout the product’s development, providing timely advice to the sponsor to ensure that the development program to gather pre-clinical and clinical data is as efficient as practicable, involving senior managers and experienced review staff in a cross-disciplinary review, assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor, and taking steps to ensure that the design of the clinical trials is as efficient as practicable.

Pediatric Trials

Under the Pediatric Research Equity Act, or PREA, a BLA or supplement to a BLA must contain data to assess the safety and efficacy of the product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. FDASIA requires that a sponsor who is planning to submit a marketing application for a drug or biological product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within sixty days of an end-of-Phase II meeting or as may be agreed between the sponsor and FDA. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. FDA and the sponsor must reach agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from nonclinical studies, early phase clinical trials, and/or other clinical development programs. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of data or full or partial waivers.

Post-Marketing Requirements

Following approval of a new product, a manufacturer and the approved product are subject to continuing regulation by the FDA, including, among other things, monitoring and recordkeeping activities, reporting to the applicable regulatory authorities of adverse experiences with the product, providing the regulatory authorities with updated safety and efficacy information, product sampling and distribution requirements, and complying with promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting products for uses or in patient populations that are not described in the product’s approved labeling (known as “off-label use”), limitations on industry-sponsored scientific and educational activities, and requirements for promotional activities involving the internet. Although physicians may prescribe legally available drugs and biologics for off-label uses, manufacturers may not market or promote such off-label uses.

Modifications or enhancements to the product or its labeling or changes of the site of manufacture are often subject to the approval of the FDA and other regulators, which may or may not be received or may result in a lengthy review process. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use. Any distribution of prescription drug products and pharmaceutical samples must comply with the U.S. Prescription Drug Marketing Act, or the PDMA, a part of the FDCA.

In the United States, once a product is approved, its manufacture is subject to comprehensive and continuing regulation by the FDA. The FDA regulations require that products be manufactured in specific approved facilities and in accordance with cGMPs. The cGMP requirements for constituent parts of cross-labeled combination products that are manufactured separately and not co-packaged are the same as those that would apply if these constituent parts were not part of a combination product. For single-entity and co-packaged combination products, there are two ways to demonstrate compliance with cGMP requirements, either compliance with all cGMP regulations applicable to each of the constituent parts included in the combination product, or a streamlined approach demonstrating compliance with either the drug/biologic cGMPs or the medical device quality system regulation rather than demonstrating full compliance with both, under certain conditions. These conditions include demonstrating compliance with specified provisions from the other of these two sets of cGMP requirements. Because the C-Cure device comprises a biologic and a cathether that are not co-packaged, we need to comply with the cGMPs requirements for each constituent part. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products in accordance with cGMP regulations. cGMP regulations require, among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Manufacturers and other entities involved in the manufacture and distribution of approved products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. These regulations also impose certain organizational, procedural and documentation requirements with respect to manufacturing and quality assurance activities. BLA holders using contract manufacturers, laboratories or packagers are responsible for the selection and monitoring of qualified firms, and, in certain circumstances, qualified suppliers to these firms. These firms and, where applicable, their suppliers are subject to inspections by the FDA at any time, and the discovery of violative conditions, including failure to conform to cGMP, could result in enforcement actions that interrupt the operation of any such facilities or the ability to distribute products manufactured, processed or tested by them. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved BLA, including, among other things, recall or withdrawal of the product from the market.

The FDA also may require post-approval testing, sometimes referred to as Phase IV testing, risk minimization action plans and post-marketing surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product. Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our products under development.

Other Regulatory Matters

Manufacturing, sales, promotion and other activities following product approval are also subject to regulation by numerous regulatory authorities in addition to the FDA, including, in the United States, the Centers for Medicare & Medicaid Services, or CMS, other divisions of the Department of Health and Human Services, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments. In the United States, sales, marketing and scientific/educational programs must also comply with federal and state fraud and abuse laws, data privacy and security laws, transparency laws, and pricing and reimbursement requirements in connection with governmental payor programs, among others. The handling of any controlled substances must comply with the U.S. Controlled Substances Act and Controlled Substances Import and Export Act. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion and other activities are also potentially subject to federal and state consumer protection and unfair competition laws.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The failure to comply with regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of product approvals, or refusal to allow a firm to enter into supply contracts, including government contracts. In addition, even if a firm complies with FDA and other requirements, new information regarding the safety or efficacy of a product could lead the FDA to modify or withdraw product approval. Prohibitions or restrictions on sales or withdrawal of future products marketed by us could materially affect our business in an adverse way.

Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

U.S. Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of the FDA approval of our drug product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The U.S. PTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant BLA.

An abbreviated approval pathway for biological products shown to be similar to, or interchangeable with, an FDA-licensed reference biological product was created by the Biologics Price Competition and Innovation Act of 2009, or BPCI Act, which was part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA. This amendment to the PHSA attempts to minimize duplicative testing. Biosimilarity, which requires that the biological product be highly similar to the reference product notwithstanding minor differences in clinically inactive components and that there be no clinically meaningful differences between the product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical trial or trials. Interchangeability requires that a biological product be biosimilar to the reference product and that the product can be expected to produce the same clinical results as the reference product in any given patient and, for products administered multiple times, that the product and the reference product may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product. However, complexities associated with the larger, and often more complex, structure of biological products as compared to small molecule drugs, as well as the processes by which such products are manufactured, pose significant hurdles to implementation that are still being worked out by the FDA.

A reference biological product is granted twelve years of exclusivity from the time of first licensure of the product, and the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after first licensure. “First licensure” typically means the initial date the particular product at issue was licensed in the United States. This does not include a supplement for the biological product or a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest, or other related entity) for a change that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device, or strength, unless that change is a modification to the structure of the biological product and such modification changes its safety, purity, or potency. Whether a subsequent application, if approved, warrants exclusivity as the “first licensure” of a biological product is determined on a case-by-case basis with data submitted by the sponsor.

Pediatric exclusivity is another type of regulatory market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which attaches to both the twelve-year and four-year exclusivity periods for reference biologics, may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “Written Request” for such a trial.

European Union Drug Development

In the European Union, our future drug product candidates will also be subject to extensive regulatory requirements. As in the United States, medicinal products can only be marketed if a marketing authorization, or MA, from the competent regulatory agencies has been obtained.

Clinical Trials

Similar to the United States, the various phases of pre-clinical and clinical research in the European Union are subject to significant regulatory controls. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the European Union clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the European Union, the European Union Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the Member State regimes. To improve the current system, a new Regulation No. 536/2014 on clinical trials on medicinal drug product candidates for human use, which repealed Directive 2001/20/EC, was adopted on April 16, 2014, and published in the European Official Journal on May 27, 2014. The new Regulation aims at harmonizing and streamlining the clinical trials authorization process, simplifying adverse event reporting procedures, improving the supervision of clinical trials, and increasing their transparency. The new Regulation entered into force on June 16, 2014, but will apply not earlier than May 28, 2016. Until then the Clinical Trials Directive 2001/20/EC will still apply. In addition, the transitory provisions of the new Regulation offer the sponsors the possibility to choose between the requirements of the Directive and the Regulation for one year from the entry into application of the Regulation.

Under the current regime, before a clinical trial can be initiated it must be approved in each of the European Union countries where the trial is to be conducted by two distinct bodies: the National Competent Authority, or NCA, and one or more Ethics Committees, or ECs. More specifically, a clinical trial may not be started until the relevant EC has issued a favorable opinion, and the NCA has not informed the Sponsor of the trial of any grounds for non-acceptance or confirmed that no such grounds exist. Approval will only be granted if satisfactory information demonstrating the quality of the investigational agent and its non-clinical safety has been provided, together with a study plan that details the manner in which the trial will be carried out.

ECs determine whether the proposed clinical trial will expose participants to unacceptable conditions of hazards, while considering, among other things, the trial design, protocol, facilities, investigator and supporting staff, recruitment of clinical trial subjects, the Investigator’s Brochure, or IB, indemnity and insurance, etc. The EC also determines whether clinical trial participants have given informed consent to participate in the trial. Following receipt of an application (which must be submitted in the national language), ECs must deliver their opinion within 60 days (or sooner if the Member State has implemented a shorter time period). For clinical trials of gene therapy, somatic cell therapy, and all medicinal products containing genetically modified organisms, this timeline may be extended (with an additional 120 days).

Similarly, a valid request for authorization (in the national language) must be submitted to the NCA of each Member State where the trial will be conducted. Sponsors must be notified of the decision within 60 days of receipt of the application (unless shorter time periods have been fixed), in the absence of which, the trial is considered approved. However, for clinical trials of gene therapy, somatic cell therapy, and all medicinal products containing genetically modified organisms, a written authorization by the competent NCA is required. Similar timeline extensions as for ECs exist.

Studies must comply with ethical guidelines and Good Clinical Practice (GCP) guidelines. Monitoring of adverse reactions that occur during clinical trials, including, where applicable, notification of the same to the competent NCA and ECs, is also required. Trials can be terminated early if a danger to human health is established or continuing the trial would be considered unethical. Consequently, the rate of completion of clinical trials may be delayed by many factors, including slower than anticipated patient enrollment or adverse events occurring during clinical trials.

Drug Review and Approval

In the European Economic Area, or EEA (which is comprised of the 28 Member States of the European Union plus Norway, Iceland and Liechtenstein), medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations:

The Centralized MA, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the European Medicines Agency, or EMA, and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicines such as gene-therapy, somatic cell-therapy or tissue-engineered medicines, and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions, and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European Union.

National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in other Member State(s) through the Mutual Recognition Procedure, or MRP. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure, or DCP. Under the DCP an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State, or RMS. The competent authority of the RMS prepares a draft assessment report, a draft summary of product characteristics, or SmPC, and a draft of the labeling and package leaflet, which are sent to the other Member States (referred to as the Concerned Member States, or CMSs) for their approval. If the CMSs raise no objections, based on a potential serious risk to public health, to the assessment, SmPC, labeling, or packaging proposed by the RMS, the product is subsequently granted a national MA in all the relevant Member States (i.e. in the RMS and the CMSs).

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

Marketing Authorization Application

Following positive completion of clinical trials, pharmaceutical companies can submit a MA application. The MA application shall include all information that is relevant to the evaluation of the medicinal products, whether favorable or unfavourable. The application dossier must include, among other things, the results of pharmaceutical (physico-chemical, biological, or microbiological) tests, preclinical (toxicological and pharmacological) tests, and clinical trials, including the therapeutic indications, contra-indications, and adverse reactions, and the recommended dosing regimen or posology.

In addition to demonstrating the safety and efficacy of the medicinal product, pharmaceutical companies are required to guarantee the consistent quality of the product. Therefore, the conditions for obtaining a MA include requirements that the manufacturer of the product complies with applicable legislation including Good Manufacturing Practice, or GMP, related implementing measures and applicable guidelines that involve, amongst others, ongoing inspections of manufacturing and storage facilities.

Early Access Mechanisms

Several schemes exist in the EU to support earlier access to new medicines falling within the scope of the Centralized Procedure, in particular (i) accelerated assessment; (ii) conditional MAs ; and (iii) MAs granted under exceptional circumstances.

For a medicine which is of “major public health interest” (in particular, in terms of therapeutic innovation), accelerated assessment can be requested, taking up to 150 days instead of the usual period of up to 210 days. There is no single definition of what constitutes major public health interest. This should be justified by the applicant on a case-by-case basis. The justification should present the arguments to support the claim that the medicinal product introduces new methods of therapy or improves on existing methods, thereby addressing to a significant extent the greater unmet needs for maintaining and improving public health.

Conditional MAs may be granted on the basis of less complete data than usual in order to meet unmet medical needs of patients and in the interest of public health, subject to specific obligations with regard to further studies and intended to be replaced by a full unconditional MA once the missing data is provided. A conditional MA is valid for one year on a renewable basis.

Medicines for which the MA applicant can demonstrate that the normally required comprehensive efficacy and safety data cannot be provided (for example because the disease which the medicine treats is extremely rare) may be eligible for a MA under exceptional circumstances. These are medicines for which it is never intended that a full MA will be obtained. MAs under exceptional circumstances are reviewed annually to reassess the risk-benefit balance.

Supplementary Protection Certificates and data/market exclusivity

In Europe, the extension of effective patent term to compensate originator pharmaceutical companies for the period between the filing of an application for a patent for a new medicinal product and the first MA for such product, has been achieved by means of a Supplementary Protection Certificate (SPC) which can be applied for by the originator pharmaceutical company within 6 months from the granting of the first MA and comes into effect on expiry of the basic patent. Such SPC attaches only to the active ingredient of the medicinal product for which the MA has been granted. The SPC for an active ingredient has a single last potential expiry date throughout the EEA, and cannot last for more than five years from the date on which it takes effect (i.e., patent expiry. Furthermore, the overall duration of protection afforded by a patent and a SPC cannot exceed 15 years from the first MA. The duration of a medicinal product SPC can be extended by a single six-month period, or pediatric extension, when all studies in accordance with a pediatric investigation plan, or PIP, have been carried out.

Innovative medicines benefit from specific data and marketing exclusivity regimes. These regimes are intended to provide general regulatory protection to further stimulate innovation. The current rules provide for (i) an 8-year data protection (from the MA of an innovative medicine) against the filing of an abridged application for a follow-on product, referring to the data supporting the MA of the innovative medicince (data exclusivity); and (ii) a 10-year protection against the marketing of a follow-on product (marketing exclusivity), with a possible extension by 1 year if, during the first 8 years, a new therapeutic indication (which is considered to bring a significant clinical benefit in comparison with existing therapies) is approved. This protection is often referred to as the “eight, plus two, plus one” rule. Additional reward mechanisms exist, most notably a 10-year orphan medicines’ marketing exclusivity, and a 1-year data exclusivity for developing a new indication for an old substance and for switch data supporting a change in prescription status.

The current rules also provide for a system of obligations and rewards and incentives intended to facilitate the development and accessibility of pediatric medicinal products, and to ensure that such products are subject to high quality ethical research. Pursuant to such rules, pharmaceutical companies are often required to submit a Pediatric Investigation Plan, or PIP, at a relatively early stage of product development, which defines the pediatric studies to be completed before a MA application can be submitted. Upon completion of the studies in the agreed PIP, the company may be entitled to a “reward”, i.e., the afore-mentioned 6-month pediatric extension of the SPC for non-orphan medicinal products; or a two-year extension of the 10-year marketing exclusivity period for orphan medicines.

Post-marketing and pharmacovigilance requirements

When granting a MA, competent authorities (i.e., the EMA or the relevant NCAs) may impose an obligation to conduct additional clinical testing, sometimes referred to as Phase IV clinical trials, or other post-approval commitments, to monitor the product after commercialization. Additionally, the MA may be subjected to limitations on the indicated uses for the product.

Also, after a MA has been obtained, the marketed product and its manufacturer and MA holder will continue to be subject to a number of regulatory obligations , as well as to monitoring/inspections by the competent authorities.

Under applicable pharmacovigilance rules, pharmaceutical companies must, in relation to all their authorized products, irrespective of the regulatory route of approval, collect, evaluate and collate information concerning all suspected adverse reactions and, when relevant, report it to the competent authorities. This information includes both suspected adverse reactions signaled by healthcare professionals, either spontaneously or through post-authorization studies, regardless of whether or not the medicinal product was used in accordance with the authorized SmPC and/or any other marketing conditions, and suspected adverse reactions identified in worldwide-published scientific literature. To that end, a MA holder must have (permanently and continuously) at its disposal an appropriately qualified person responsible for pharmacovigilance and establish an adequate pharmacovigilance system. All relevant suspected adverse reactions, including suspected serious adverse reactions, which must also be reported on an expedited basis, should be submitted to the competent authorities in the form of Periodic Safety Update Reports, or PSURs. PSURs are intended to provide an update for the competent authorities on the worldwide safety experience of a medicinal product at defined time points after authorization. PSURs must therefore comprise a succinct summary of information together with a critical evaluation of the risk/benefit balance of the medicinal product, taking into account any new or changing information. The evaluation should ascertain whether any further investigations need to be carried out, and whether the SmPC or other product information needs to be modified.

To ensure that pharmaceutical companies comply with pharmacovigilance regulatory obligations, and to facilitate compliance, competent authorities will conduct pharmacovigilance inspections. These inspections are either routine (i.e. aimed at determining whether the appropriate personnel, systems, and resources are in place) or targeted to companies suspected of being non-compliant. Reports of the outcome of such inspections will be used to help improve compliance and may also be used as a basis for enforcement action.

Other regulatory matters

Advertising of medicines is subject to tighter controls than general consumer goods and specific requirements are set forth in Directive 2001/83/EC, which apply in addition to the general rules. In general, advertising of unapproved medicinal products or of unapproved uses of otherwise authorized medicinal products (e.g., off-label uses) is prohibited, and advertising for prescription medicinal products must be directed only towards health care professionals (i.e., advertising of these products to the general public is prohibited). Member States have implemented the advertising rules differently and the requirements vary significantly depending on the specific country. Advertising of medicinal products in an online setting, including social media, can be particularly challenging given the strict rules in place.

Pricing &Reimbursement

United States

Sales of our products will depend, in part, on the extent to which our products, once approved, will be covered and reimbursed by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. These third-party payors are increasingly reducing reimbursements for medical products and services. The process for determining whether a third-party payor will provide coverage for a drug product, including a biologic, typically is separate from the process for setting the price of a drug product or for establishing the reimbursement rate that a payor will pay for the drug product once coverage is approved. Third-party payors may limit coverage to specific drug products on an approved list, also known as a formulary, which might not include all of the approved drugs for a particular indication.

In order to secure coverage and reimbursement for any drug product candidate that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the drug product candidate, in addition to the costs required to obtain FDA or other comparable regulatory approvals. Whether or not we conduct such studies, our drug product candidates may not be considered medically necessary or cost-effective. A third-party payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage, and adequate reimbursement, for the product. Third party reimbursement may not be sufficient to enable us to maintain price levels high enough to realize an appropriate return on our investment in product development.

The containment of healthcare costs has become a priority of federal and state governments, and the prices of drugs, including biologics, have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Decreases in third-party reimbursement for our drug product candidate or a decision by a third-party payor to not cover our drug product candidate could reduce physician usage of the drug product candidate and have a material adverse effect on our sales, results of operations and financial condition.

For example, the ACA, enacted in March 2010, has had, and is expected to continue to have, a significant impact on the health care industry. The ACA has expanded coverage for the uninsured while at the same time containing overall healthcare costs. With regard to pharmaceutical products, among other things, the ACA expanded and increased industry rebates for drugs covered under Medicaid programs and made changes to the coverage requirements under the Medicare Part D program. We cannot predict the full impact of the ACA on bio-pharmaceutical companies as many of the ACA reforms require the promulgation of additional detailed regulations implementing the statutory provisions which has not yet completely occurred. Further, new legislation is currently pending before the U.S. Supreme Court seeking to invalidate certain provisions of the ACA.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, started in April 2013 and will stay in effect through 2024 unless additional Congressional action is taken. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, or the ATRA, which delayed for another two months the budget cuts mandated by these sequestration provisions of the Budget Control Act of 2011. The ATRA, among other things, also reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country.

European Union

In Europe, pricing and reimbursement for pharmaceutical products are not harmonized and fall within the exclusive competence of the national authorities, provided that basic transparency requirements (such as maximum timelines) defined at the European level are met as set forth in the EU Transparency Directive 89/105/EEC. A Member State may approve a specific price for a medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. For example, in France, effective access to the market assumes that our future products will be reimbursed by social security. The price of medications is negotiated with the Economic Committee for Health Products, or CEPS.

As a consequence, reimbursement mechanisms by public national healthcare systems, or private health insurers also vary from country to country. In public healthcare systems, reimbursement is determined by guidelines established by the legislator or a competent national authority. In general, inclusion of a product in reimbursement schemes is dependent upon proof of the product efficacy, medical need, and economic benefits of the product to patients and the healthcare system in general. Acceptance for reimbursement comes with cost, use and often volume restrictions, which again vary from country to country.

The pricing and reimbursement level for medicinal products will depend on the strength of the clinical data set and, as for most novel therapies, restrictions may apply. In most countries, national competent authorities ensure that the prices of registered medicinal products sold in their territory are not excessive. In making this judgment, they usually compare the proposed national price either to prices of existing treatments and/or to prices of the product at issue in other countries – so-called “international reference pricing” – also taking into account the type of treatment (preventive, curative or symptomatic), the degree of innovation, the therapeutic breakthrough, volume of sales, sales forecast, size of the target population and/or the improvement (including cost savings) over comparable treatments. Given the growing burden of medical treatments on national healthcare budgets, reimbursement and insurance coverage is an important determinant of the accessibility of medicines.

The various public and private plans, formulary restrictions, reimbursement policies, patient advocacy groups, and cost-sharing requirements may play a role in determining effective access to the market of our product candidates. The national competent authorities may also use a range of policies and other initiatives intended to influence pharmaceutical consumption. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our drug product candidates. Historically, products launched in the European Union do not follow price structures of the United States and generally tend to be priced at a significantly lower level.

Other Healthcare Laws and Compliance Requirements

Our business operations in the United States and our arrangements with clinical investigators, healthcare providers, consultants, third-party payors and patients may expose us to broadly applicable federal and state fraud and abuse and other healthcare laws. These laws may impact, among other things, our research, proposed sales, marketing and education programs of our drug product candidates that obtain marketing approval. The laws that may affect our ability to operate include, among others:

•

the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration (including any kickback, bribe or rebate), directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order, or recommendation of, an item, good, facility or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;

•	federal civil and criminal false claims laws and civil monetary penalty laws, which impose penalties and provide for civil whistleblower or qui tam actions against individuals and entities for, among other things, knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payers that are false or fraudulent, or making a false statement or record material to payment of a false claim or avoiding, decreasing, or concealing an obligation to pay money to the federal government, including for example, providing inaccurate billing or coding information to customers or promoting a product off-label;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created federal criminal statutes that prohibit, among other things, executing a scheme to defraud any healthcare benefit program, obtaining money or property of the health care benefit program through false representations, or knowingly and willingly falsifying, concealing or covering up a material fact, making false statements or using or making any false or fraudulent document in connection with the delivery of or payment for healthcare benefits or services.

•	the federal Physician Payments Sunshine Act, enacted as part of the ACA, which requires applicable manufacturers of covered drugs, devices, biologics and medical supplies to track and annually report to CMS payments and other transfers of value provided to physicians and teaching hospitals and certain ownership and investment interest held by physicians or their immediate family members in applicable manufacturers and group purchasing organizations;

•	HIPAA, as amended by the Health Information Technology and Clinical Health Act, or HITECH, and its implementing regulations, which imposes certain requirements on covered entities and their business associates relating to the privacy, security and transmission of individually identifiable health information; and

•	state law equivalents of each of the above federal laws, such as state anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, state marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements, state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect as HIPAA, thus complicating compliance efforts.

The ACA broadened the reach of the federal fraud and abuse laws by, among other things, amending the intent requirement of the federal Anti-Kickback Statute and certain applicable federal criminal healthcare fraud statutes. Pursuant to the statutory amendment, a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act or the civil monetary penalties statute.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant administrative, civil, and/or criminal penalties, damages, fines, disgorgement, individual imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If the physicians or other healthcare providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they also may be subject to administrative, civil, and/or criminal sanctions, including exclusions from government funded healthcare programs.

Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

C. Organizational Structure

The Company and its subsidiaries, or the Group, is made of the following entities at end of December 2015. The following diagram illustrates our corporate structure.

Name	Country of Incorporation and Place of Business	Nature of Business	Proportion of ordinary shares directly held by parent (%)	Proportion of ordinary shares held by the group (%)	Proportion of ordinary shares held by non- controlling interests (%)
Celyad SA	BE	Biopharma	Parent company
Celyad Inc	US	Biopharma	100%	100%	0%
Oncyte LLC	US	Biopharma	100%	100%	0%
CorQuest	US	Medical Device	100%	100%	0%

D. Property, Plants and Equipment

We rent a 1,120 square meter office and laboratory space from the Axis Parc developer located at the Axis Parc in Mont-Saint-Guibert pursuant to a lease agreement dated October 31, 2007, as amended from time to time, which expires on September 30, 2017. In addition, GMP certified clean-room environments are available to use from Biological Manufacturing Services SA in the same building pursuant to a service agreement dated April 11, 2011, which may be renewed September 30, 2017. In 2016, we plan to move to a new office in Belgium (2.480m²) while reducing its current rented location by 2/3. In January 2016, we entered into a 6-year lease agreement for our US corporate offices located in Boston.

We plan to have a production facility in the Boston area by end of year 2016.

We plan to identify additional facilities in the Flemish region of Belgium to construct our contemplated future European manufacturing plant. We have committed to maintain our headquarters and registered office in the Walloon region of Belgium and all of our existing activities will continue to be performed in the Walloon region.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

We are a leader in engineered cell therapy treatments with clinical programs initially targeting indications in cardiovascular disease and oncology. Our lead drug product candidate in cardiovascular disease is C-Cure, an autologous cell therapy for the treatment of patients with ischemic heart failure, or HF. We completed enrollment in our first Phase 3 clinical trial of C-Cure in Europe and Israel, or CHART-1, in March 2015. On March 30, 2015, we announced that the Data Safety Monitoring Board, or DSMB, reviewed unblinded safety and efficacy data from CHART-1 and determined that such unblinded safety and efficacy data did not support the discontinuation of the trial on the basis of safety or futility. These observations suggested that the trial should be continued in its current form. The full data readout from this trial is expected in the middle of 2016. We anticipate initiating our second Phase 3 clinical trial of C-Cure in the United States and Europe, or CHART-2, in June 2016, as the U.S. Food and Drug Administration, or FDA, lifted the clinical hold that was on CHART-2 in December 2015. Our lead drug product candidate in oncology is NKR-2, an autologous chimeric antigen receptor, or CAR, an artificial, lab engineered receptor, which is used to graft a given protein onto an immune cell, T lymphocyte, or CAR T-cell, therapy. We are currently enrolling patients with refractory or relapsed acute myeloid leukemia, or AML, or multiple myeloma, or MM, in a Phase 1 clinical trial of NKR-2in the United States. The first patient in the first cohort was treated in this trial in April 2015 and no treatment-related safety concerns were reported during the 30-day follow-up period for this patient or the other two patients treated in the first cohort The first patient in the second cohort was treated in this trial in December 2015. The safety outcome of the second cohort was disclosed on February 24, 2016 and no treatment-related safety concerns were reported during the 21-day follow-up period. Interim data from this trial is expected to be reported at various times during the trial, with the full data readout of the first 12 patients and 4 doses expected in the middle of 2016.

All of our current drug product candidates are autologous cell therapy treatments. In autologous procedures, a patient’s cells are harvested, selected, reprogrammed and expanded, and then infused back into the same patient. A benefit of autologous therapies is that autologous cells are not recognized as foreign by patients’ immune systems. We believe that we are well situated to effectively advance autologous cell therapy treatments for cancer and other indications as a result of the expertise and know-how that we have acquired through our development of C-Cure. We also believe that there are numerous operational synergies between our product platforms, including that, prior to commercialization, our existing pilot manufacturing plant can accommodate both of our cell therapy programs without significant capital expenditure.

On November 5, 2014, we acquired CorQuest Medical, Inc., a private U.S. company, or CorQuest, for a single cash payment of €1.5 million and a potential earn-out payment to the sellers if the intellectual property acquired from CorQuest is sold, in whole or in part, to a third party within ten years of November 5, 2014. The earn-out payment shall be 2.0% of the value of the cash and non-cash consideration from such sale, or Net Revenue, if the Net Revenue is €10.0 million or less, and 4.0% of the Net Revenue, if the Net Revenue is greater than €10.0 million.

On January 21, 2015, we purchased OnCyte, LLC, or OnCyte, a wholly-owned subsidiary of Celdara Medical, LLC, a privately-held U.S. biotechnology company for an upfront payment of $10.0 million, of which, $6.0 million was paid in cash and $4.0 million was paid in the form of 93,087 of our ordinary shares. A deferred payment of $5 million will be due upon the enrolment of the first patient of the second cohort of the NKR-T clinical trial. Additional contingent payments with an estimated fair value of $27.9 million are payable upon the attainment of various clinical and sales milestones. As a result of this transaction we acquired our NKR-T cell drug product candidates and related technology, including technology licensed from the Trustees of Dartmouth College.

As of December 31, 2015, we have been funded through the following transactions:

•	proceeds of €42.0 million from private financing rounds;

•	proceeds of €26.5 million from an initial public offering of our ordinary shares on Euronext Brussels and Euronext Paris in July 2013, or the Euronext IPO;

•	proceeds of €25.0 million from a private financing by Medisun International Limited, or Medisun in June 2014;

•	proceeds of €31.7 million from a private placement in March 2015;

•	proceeds of €88.0 million from our global offering of 1,460,000 ordinary shares, consisting of an underwritten public offering of 1,168,000 ADSs and a concurrent European private placement of 292,000 ordinary shares, in June 2015; and

•	proceeds of €20.2 million from non-dilutive financing sources, such as government grants and recoverable cash advances, or RCAs.

We have incurred net losses in each year since our inception. Substantially all of our net losses have resulted from costs incurred in connection with our research and development programs and from general and administration expenses associated with our operations. For the years ended December 31, 2015, 2014 and 2013, we incurred a loss for the year of €29,1 million, €16.5 million and, €14.5 million respectively. As of December 31, 2015, we had a retained loss of €100.3 million. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially in connection with our ongoing activities, as we:

•	continue the development of our drug product candidates, including planned and future clinical trials;

•	conduct additional research and development for drug product candidate discovery and development;

•	seek regulatory approvals for our drug product candidates;

•	prepare for the potential launch and commercialization of our drug product candidates, if approved;

•	establish a sales and marketing infrastructure for the commercialization of our drug product candidates, if approved;

•	in-license or acquire additional drug product candidates or technologies;

•	build-out additional manufacturing capabilities; and

•	hire additional personnel, including personnel to support our drug product development and commercialization efforts and operations as a U.S. public company.

We generate limited revenue from sales of C-Cathez, our proprietary catheter for injecting cells into the heart. We believe that C-Cathez revenue will remain immaterial in the future as we intend to sell C-Cathez to research laboratories and clinical-stage companies only.

We do not expect to generate material revenue from drug product sales unless and until we successfully complete development of, and obtain marketing approval for, one or more of our drug product candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we anticipate that we will need to raise additional capital prior to commercialization of C-Cure. Until such time that we can generate substantial revenue from drug product sales, if ever, we expect to finance our operating activities through a combination of equity offerings, debt financings, government or other third-party funding, including government grants and RCAs, and collaborations and licensing arrangements. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to others rights to develop or market drug product candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full.

Our financial statements for 2013, 2014 and 2015 have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Financial Operations Overview

A. Operating Results

Our operating Income consist of revenues and Other Income.

Revenue

For the periods presented in this Annual Report, the only revenue we generated was for third-party sales of C-Cathez in 2014 and 2015that are immaterial in comparison to our operating expenses. We expect revenue from C-Cathez sales to remain immaterial compared to our operating expenses for the foreseeable future.

Cost of Sales

For the periods presented in this Annual Report, costs of sales are related to the cost of manufacturing C-Cathez.

We expect the costs of sales related to sales of C-Cathez will remain immaterial compared to our operating expenses for the foreseeable future.

Research and development expenses

The following expenses are aggregated and presented under the caption “Research and development expenses”:

•	Manufacturing expenses;

•	Clinical, quality and regulatory expenses; and

•	Other research and development expenses.

Manufacturing expenses

Manufacturing expenses represented 21%, 25% and 19% of our total operating expenses for the years ended December 31, 2015, 2014 and 2013, respectively. For the periods presented in this report, manufacturing expenses only included the costs to manufacture C-Cure, but will include the cost of manufacturing our other clinical-stage drug product candidates in the future. These costs are mainly comprised of the salaries of the manufacturing team, production raw material and supplies, maintenance and calibration charges of equipment and the rental of Good Manufacturing Practices laboratory facilities. Raw materials are the main component to the current cost of production of C-Cure and will remain as such in the future as they are closely associated to the production of clinical batches. Most of our raw material suppliers are large companies, and pursuant to our internal procedures, we are trying to have an alternative supplier for each critical material, to limit risk of disruption and price sensitivity. The second largest caption in manufacturing expenses is the salaries of our production team. We do not anticipate an increase in salaries in 2016 and the years after. We lease our production facility from Biological Manufacturing Services SA. Manufacturing expenses are mostly driven by the number and the size of clinical trials that we conduct on our drug product candidates. We expect these expenses will remain significant in the near future and will increase as our clinical trials include a greater number of patients and we potentially commence commercialization of our drug product candidates, if approved.

Clinical, quality and regulatory expenses

Our clinical, quality and regulatory expenses relate to our C-Cure clinical trial activities and represented 35%, 37% and 34% of our total operating expenses for the years ended December 31, 2015, 2014 and 2013, respectively.

Our clinical, quality and regulatory expenses include employee expenses, costs of setting up quality procedures, as well as the preparation and supervision of our clinical trials. These expenses also include the costs of maintaining and overseeing our intellectual property portfolio, such as the costs of intellectual property legal counsel and associated filing and maintenance fees. We expect that these expenses will increase in the near future given the expected clinical trial activities associated with our drug product candidates, including our NKR-T cell drug product candidates.

All clinical, quality and regulatory costs related to our C-Cure clinical program incurred to date have been expensed as incurred, and we have not capitalized any such costs. We may review this policy in the future depending on the outcome of our current development programs.

We cannot determine with certainty the duration and completion costs of our current or future clinical trials of our drug product candidates or if, when, or to what extent we will generate revenue from the commercialization and sale of any of our drug product candidates that obtain regulatory approval. We may never succeed in achieving regulatory approval for any of our drug product candidates. The duration, costs and timing of clinical trials and development of our drug product candidates will depend on a variety of factors, including:

•	per patient clinical trial costs;

•	the number of patients that participate in clinical trials;

•	the drop-out or discontinuation rates of patients;

•	the duration of patient follow-up;

•	the scope, rate of progress and expense of our ongoing as well as any additional non-clinical studies, clinical trials and other research and development activities;

•	clinical trial and early-stage results;

•	the terms and timing of regulatory approvals;

•	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and

•	the ability to market, commercialize and achieve market acceptance of C-Cure or any of our other product candidates.

A change in the outcome of any of these variables with respect to the development of C-Cure or any other drug product candidate that we are developing could mean a significant change in the costs and timing associated with the development of C-Cure or such other drug product candidate. For example, if FDA, European Medicines Agency, or EMA, or other regulatory authority were to require us to conduct additional pre-clinical studies and clinical trials beyond those which we currently anticipate will be required for the completion of clinical development of our drug product candidates, or if we experience significant delays in enrollment in any clinical trials, we would be required to spend significant additional financial resources and time on the completion of the clinical development of the applicable drug product candidate.

Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials.

We have not received regulatory approval from the FDA, EMA or any other regulatory authority to market any of our drug product candidates. The successful development of our drug product candidates is highly uncertain. Our drug product candidates are tested in numerous pre-clinical studies for safety, pharmacology and efficacy. We then conduct clinical trials for those drug product candidates that are determined to be the most promising. We fund these trials ourselves or through non-dilutive funding. As we obtain results from clinical trials, we may elect to discontinue or delay trials for some drug product candidates in order to focus resources on drug product candidates that we believe are more promising. Completion of clinical trials may take several years or more, and the length of time generally varies substantially according to the type, complexity, novelty and intended use of a drug product candidate. The cost of clinical trials for a particular drug product candidate may vary significantly.

At this time we cannot reasonably estimate the time and costs necessary to complete the development of any of our drug product candidates or the period, if any, in which we will generate drug product revenue. There are numerous risks and uncertainties associated with drug product development, including:

•	terms and timing of regulatory approvals and authorizations; and

•	the number, the design and the size of the clinical trials required by the regulatory authorities to seek marketing approval.

Other research and development expenses

Other research and development expenses represented 20%, 14% and 17% of our total operating expenses for the years ended December 31, 2015, 2014 and 2013, respectively.

Other research and development expenses reflect costs incurred for our research and development projects related to our pre-clinical drug product candidates. These expenses include the salaries of scientists and technicians, our laboratory supplies, depreciation of our license with the Mayo Foundation for Medical Education and Research, or Mayo License, and the costs of our outsourced research and development studies and services. With the exception of the Mayo License, which has been capitalized and amortized over 20 years, and C-Cathez development costs capitalized since May 2012, we expense all research and development costs as they are incurred. The €1.1 million development costs of C-Cathez have been capitalized since May 1, 2012, the month following our receipt of the CE mark for C-Cathez.

We utilize our research and development staff and infrastructure resources across projects in our programs and many of our costs historically have not been specifically attributable to a single project. Accordingly, we cannot state precisely our total costs incurred on a project-by-project basis. In addition, our research and development expense may vary substantially from period to period based on the timing and scope of our research and development activities, the timing of regulatory approvals or authorizations and the rate of commencement and enrollment of patients in clinical trials.

Other research and development activities are central to our business. We expect that our other research and development expenses will continue to grow in the future mostly with the development of drug product candidates from our NKR-T cell program.

The expected increase in research and development expenditures will mostly relate to higher personnel costs, outsourcing costs and additional in house pre-clinical studies.

General and administrative expenses

General and administrative expenses represented 24%, 24% and 31% of our total operating expenses for the years ended December 31, 2015, 2014 and 2013, respectively.

Our general and administrative expenses consist primarily of salaries, fees and other share-based compensation costs for personnel in executive, finance, accounting and communication functions. It also includes costs related to professional fees for auditors and lawyers and consulting fees not related to research and development operations and fees related to functions that are outsourced by us such as information technology, or IT. General and administrative expenses are expected to increase in the near future with the expansion of our executive management team to include new personnel responsible for legal, IT, sales and marketing, as well as with the additional responsibilities related to becoming a U.S. public company.

Other operating income

During the periods presented in this Annual Report, our other operating income is primarily generated from (i) government grants received from the European Commission under the Seventh Framework Program, or FP7, and (ii) government grants received from the Regional government, or Walloon Region, in the form of RCAs.

Recoverable cash advances

RCAs support specific development programs and are typically granted by regional governmental entities, and in our case, the Walloon Region. RCA contracts consist of three phases: the research phase, the decision phase and the exploitation phase. During the research phase, we receive funds from the Walloon Region based on statements of expenses.

RCAs are recognized as “Other operating income” on a systematic basis over the periods in which we recognize the costs compensated by the RCAs as expenses.

At the end of the research phase, we generally decide within a period of six months whether or not to exploit the results of the research phase; this phase is known as the decision phase. If we elect to exploit the results achieved under a RCA, we enter the exploitation phase, which may have a duration of up to ten years. If we elect to exploit the results under an RCA, the relevant RCA becomes contingently refundable, and we recognize a liability when it is probable that all or a portion of the RCA will be refunded and the amount to be refunded is estimable. The provision of the liability for amounts to be refunded under our RCA programs are recognized as a reduction of other operating income in the income statement.

When we decide not to exploit, or cease to exploit, the results under an RCA, we notify the Walloon Region of our decision. The RCA related to such decision will no longer be refundable as of the calendar year following such decision, and the research data and intellectual property rights related to such results are transferred to the Walloon Region. Also, when we decide to renounce our rights to patents which may result from the research, title to such patents are transferred to the Walloon Region.

When we decide to discontinue the development program for which a financial liability has been accounted for, or decide not to exploit, or cease to exploit, the results of a program previously recognized as a financial liability, the outstanding liability is derecognized at the end of the period and credited to the income statement as other operating income.

From inception through December 31, 2015, we have received subsidies RCAs totaling €18.4 million. In 2016 and 2017, we will be required to make exploitation decisions on our remaining outstanding RCAs. As a result, we may potentially recognize an additional undiscounted liability of €5.2 million.

Other government grants

Since inception through December 31, 2015, we received grants totaling €2.1million and we expect to continue to apply for grants from FP7 and Walloon Region authorities. These grants are used to partially finance early stage projects such as fundamental research, applied research and prototype design.

As of the date of this Annual Report, none of the grants received are subject to any conditions. As per our agreements with these governmental authorities, grants are paid upon our submission of a statement of expenses. We incur project expenses first and ask for partial reimbursement according to the terms of the agreements.

The government grants are recognized in profit or loss on a systematic basis over the periods in which we recognize as expenses the related costs for which the grants are intended to compensate.

Finance Income

Finance income relates to interest income earned on bank accounts and from currency exchange rate differences. Our cash and cash equivalents have been deposited primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a modest amount of interest income. We expect to continue this investment philosophy.

Finance Expenses

Finance expenses relate to interest payable on shareholder loans and finance leases, as well as interest on overdrafts and current exchange rate differences.

Consolidated financial data

The following is a summary of our consolidated financial data.

Comparisons for the years Ended December 31, 2014 and 2013

Revenue

(€’000)	For the year ended December 31,
	2014	2013
C-Cathez Sales	146	—

	146	—

In the year ended December 31, 2014, the total revenue generated through sales of C-Cathez was € 0.1 million. No revenue was generated from sales of C-Cathez in 2013.

Cost of Sales

(€’000)	For the year ended December 31,
	2014	2013
C-Cathez Cost of Sales	(115)	—

Total Cost of Sales	(115)	—

In 2014, the total cost of sales associated with sales of C-Cathez amounted to €0.1 million. There were no costs of sales in 2013 as there were no sales of C-Cathez.

Research and development expenses

The following is a summary of manufacturing expenses, clinical, quality and regulatory expenses and other research and development expenses, which are aggregated and presented as research and development expenses in our consolidated financial statements.

Manufacturing expenses

(€’000)	For the year ended December 31,
	2014	2013
Employee expenses	1,501	842
Contractor fees	332	76
C-Cure industrialization project	70	—
Raw materials	2,060	988
Rent & utilities	582	422
Other manufacturing costs	591	87
Total manufacturing expenses	5,136	2,415

Manufacturing expenses increased by €2.7 million in 2014 as compared to 2013. In 2014, manufacturing expenses were primarily related to the production of clinical lots of C-Cure for CHART-1, which was initiated in 2013. The first clinical lots were produced in the middle of 2013 with a slow ramp-up over the second part of 2013, whereas in 2014, all our production resources were used at full capacity.

The employee expenses increase year over year is a result of the hiring of 13 additional employees in 2014 due to higher production needs.

Increase of production associated with the ramp-up of CHART-1 also explained the increase of €1.1 million of raw materials cost year over year. This increase is mostly related to the volume of raw materials consumed during CHART-1 as purchase prices remained stable throughout 2014.

The contractor fees are comprised primarily of the supply of C-Cathez, manufactured by Creganna. The increase in such fees in 2014 compared to 2013 is due to the number of catheters used in CHART-1.

Clinical, quality and regulatory expenses

(€’000)	For the year ended December 31,
	2014	2013
Employee expenses	1,780	1,460
Study cost	4,924	2,169
IP filing & maintenance fees	351	360
Travel & living	249	180
Consulting fees	436	269
Other costs	12	34

Total clinical, quality and regulatory expenses	7,752	4,472

All clinical, quality and regulatory expenses for the periods presented relate to CHART-1. The €3.3 million increase in these expenses in 2014 as compared to 2013 is primarily related to the initiation of CHART-1 in the middle of 2013, resulting in only six months of trial expenses in 2013, as compared to 12 months of trial expenses in 2014. Trial costs are mainly driven by the costs of clinical vendors and investigators associated with clinical trial management. Trial management costs increased year over year due to the higher number of patients enrolled in CHART-1 in 2014. The employee expenses increase between 2013 and 2014 is due to an increase in the number of employees in our clinical and quality teams.

The increased number of patients in CHART-1 also explained the increase in consulting fees. Such fees are mainly comprised of fees paid to regulatory affairs and quality assurance consultants, and the outsourced quality control testing performed on incoming materials and in process-controls.

Clinical, quality and regulatory expenses are expected to grow in the near future with the initiation of CHART-2 and our Phase 1 clinical trial of NKR-2.

Other research and development expenses

(€’000)	For the year ended December 31,
	2014	2013
Employee expenses	954	898
Mayo research project	751	4
Pre-clinical studies	274	275
Delivery systems	51	459
Other costs	120	67
R&D consultant fees	13	29
Capitalization C-Cathez development costs	(50)	(459)
Subtotal	2,113	1,273
Depreciation and amortization	864	886

Total other research and development expenses	2,977	2,159

For 2014 and 2013, our other research and development expenses reflect costs incurred for research and development projects related to C-Cure, including the salaries of scientists and technicians, our laboratory supplies, depreciation of the Mayo License and the costs of the outsourced research and development services.

In 2014, pre-clinical research and development expenses increased by €0.8 million as compared to 2013 primarily related to direct research that we funded at the Mayo Clinic for €0.7 million. Under the Mayo License, we participate in a three year direct research program. Payments are triggered by initiation of research programs agreed upon by us and Mayo Clinic. This ongoing research was limited in 2013 and was reactivated in 2014.

As a result of our acquisition of Oncyte and NKR-T cell technology, pre-clinical research and development expenses are expected to increase significantly in future periods.

General and Administrative

(€’000)	For the year ended December 31,
	2014	2013
Employee expenses	1,408	910
Share-based payment	1,528	1,258
Rent	315	323
Communication & Marketing	394	206
Consulting fees	741	975
Travel & Living	399	147
Post employment benefits	28	—
Other	203	153

Total General and administration	5,016	3,972

General and administrative expenses increased by €1.0 million in 2014 as compared in 2013 primarily related to our recruitment of additional employees to strengthen our executive management team and other support functions such as finance, accounting and investor relations. In addition, there was an increase in our share-based payments in 2014 as compared to 2013, as a result of warrants granted to new employees, members of our executive management team and directors under our May 2014 warrant plan.

Consulting fees are composed of legal, audit, human resources and other fees. The decrease in consulting fees in 2014 as compared to 2013 is due to fees related to the Euronext IPO in 2013.

Other operating income

(€’000)	For the year ended December 31,
	2014	2013
Recoverable cash advances (RCA)	2,791	955
Subsidies	636	129
Recognition of provision for reimbursement RCA	—	(1,020)
Reversal of provision for reimbursement RCA	507	—
Realized gain on contribution of IP into joint venture	312	—
Other movements	167	—

Total Other Operating Income	4,413	64

Other operating income increased by €4.3 million in 2014 as compared to 2013.

The increase in other operating income in 2014 compared to 2013 is mainly due to the receipt of funds from RCA contracts and subsidies. We received funding and notification of funding from RCAs amounting to €2.8 million in 2014, mainly related to RCAs for the use of C-Cathez as an investigational device in the United States and additional pre-clinical studies of C-Cure, compared to €1.0 million in 2013. We also received subsidies and grants from the Walloon Region for a total of €0.6 million in 2014 compared to €0.1 million in 2013. Such subsidies and grants support our research and development projects.

During the year ended December 31, 2014, we abandoned one RCA program previously recognized as a liability, resulting in a reversal of a provision of €0.5 million.

In 2013, we elected to exploit an RCA, triggering the recognition of a €1.0 million liability.

In 2014, we recorded another liability for €0.2 million reflecting amounts to reimburse the Walloon Region under grant contract 6305, corresponding to the amount received but not expensed by us at the time of entry into the grant agreement.

Operating loss

As a result of the foregoing, our operating loss increased by €3.5 million in 2014 as compared to 2013, totaling €16.4 million in 2014.

Financial income and Financial expenses

(€’000)	For the year ended December 31,
	2014	2013
Interest shareholders convertibles loans	—	401
Interest finance leases	6	6
Interest on overdrafts and other finance costs	16	19
Fair value convertible loans	—	1,158
Exchange differences	19	11
Finance expenses	41	1,595

Interest income bank account	277	48
Exchange differences	—	12
Other	—	—
Finance income	277	60

Financial expenses represent interest paid, bank charges and the fair value of convertible loans. Most of the financial expenses in 2013 related to shareholder convertible loans. An expense of €1.2 million was posted on such loans to reflect their fair value at the time of their conversion in May 2013.

Interest income on short term deposits increased significantly from 2013 to 2014, reflecting the increase of our average cash position over the periods, primarily resulting from the Euronext IPO.

Income tax expense

As we incurred losses in all of the relevant periods, we had no taxable income and therefore incurred no corporate taxes.

Loss for the year

As a result of the foregoing, our loss for the year increased by €2.0 million from €14.5 million in 2013 to €16.5 million in 2014.

Comparisons for the years Ended December 31, 2015 and 2014

Revenue

(€’000)	For the year ended December 31,
	2015	2014
C-Cathez Sales	3	146

	3	146

Cost of Sales

(€’000)	For the year ended December 31,
	2015	2014
C-Cathez Cost of Sales	(1)	(115)

Total Cost of Sales	(1)	(115)

In the year ended December 31, 2015, the total revenue generated through sales of C-Cathez and the cost of sales associated to it were insignificant.

Research and development expenses

The following is a summary of manufacturing expenses, clinical, quality and regulatory expenses and other research and development expenses, which are aggregated and presented as research and development expenses in our consolidated financial statements.

Manufacturing expenses

(€‘000)	For the year ended December 31,
	2015	2014
Employee expenses	2,173	1,501
Contractor fees	575	332
C-Cure industrialization project	642	70
Raw materials	1,334	2,060
Rent & utilities	1,045	582
Other manufacturing costs	614	591
Total Manufacturing expenses	6,383	5,136

The manufacturing expenses increased by €1.3 million in 2015 compared to 2014. In 2015, most of the manufacturing expenses were related to the production of the clinical lots of C-Cure CHART-1 trial, and the industrialization of the C-Cure production process. Increase in employee expenses relates to an increase in the headcount to support the production needs of C-Cure. Rent and utilities also increased significantly due to the facility leased in Rochester (MN).

Clinical, quality and regulatory expenses

	For the year ended December 31,
	2015	2014
Employee expenses	2,054	1,780
Study cost	6,723	4,924
IP filing & maintenance fees	763	351
Travel & living	168	249
Consulting fees	772	436
Other costs	7	12

Total Clinical, quality and regulatory expenses	10,486	7,752

Clinical, Quality and Regulatory expenses increased by €2.7 million in 2015 compared to 2014. The vast majority of these expenses are related to the C-Cure clinical trials. The significant increase of these expenses resulted from the increase of the number of enrolled patients in CHART-1 which nearly doubled (182 patients in 2015 versus 108 in 2014) leading to an increase of about €1.5 million of CHART 1 costs. Another amount of €1.2 million has been dedicated to the preparation of the CHART 2 trial, the second phase III trial of C-Cure to be started in 2016 in the US. The clinical costs associated to the Phase 1 trial of NKR-2 are limited (€0.2 million) as most of these costs are supported by contract by the former owner of the technology platform, Celdara Medical LLC.

Other research and development expenses

(€‘000)	For the year ended December 31,
	2015	2014
Employee expenses	1,558	954
Mayo research Project	—	751
Pre-clinical studies	2,023	274
Delivery systems	200	51
Other costs	241	120
R&D contractor fees	871	13
Capitalization C-Cathez development costs	(27)	(50)

Subtotal	4,866	2,113
Depreciation and amortization	1,033	864

Total Research and development expenses	5,899	2,977

In 2015, preclinical research and development expenses amounted to €5.9 million, an increase of €2.9 million compared to 2014. This increase resulted primarily to the finalization of pre-clinical package of the future market authorization filing of C-Cure (€+0.8 million), to the preclinical work associated to the Corquest platform (€+0.5 million) and to the development of the NKR-T cell technology platform (€+1.3 million). The preclinical development expenses of the NKR-T platform are expected to increase significantly in the future periods.

General and administrative expenses

(€‘000)	For the year ended December 31,
	2015	2014
Employee expenses	2,761	1,408
Share-based payment	796	1,528
Rent	617	315
Communication & Marketing	891	394
Consulting fees	1,511	741
Travel & Living	509	399
Post employment benefits	(45)	28
Other	190	203

Total General and administration	7,230	5,016

General and administrative expenses increased by €2.2 million compared to 2014. This increase relates primarily to the strengthening of the management bodies of the Group, and other support functions such as market access, legal, accounting and investor relations. The share-based payments associated with the Group warrant plans granted to new employees, members of the executive management team and directors amounted to €0.8 million (was €1.5 million in 2014) and does not include yet the new warrant plan issued in November 2015 and effective in January 2016.

Operating Income

(€‘000)	For the year ended December 31,
	2015	2014
Recoverable cash advances (RCAs)	222	2,791
Subsidies	412	636
Reversal provision for reimbursement RCA	—	507
Additional provision for reimbursement RCA	—	—
Realized gain on contribution IP into joint venture	(312)	312
Other	—	167

Total Operating Income	322	4,413

Other operating income and expenses are primarily related to the non-dilutive funding received from the Walloon Region and the European FP7 funding programs. In 2015, the net amount of the other operating income and expenses decreased by €4.1 million. This variance resulted mainly from the lower proceeds received from RCA and FP7 contracts (€2.8 million) and the deconsolidation of Cardio3 BioSciences Asia (€0.6 million). Funding received and notification of funding from RCA and FP7 contracts amounted to €0.6 million in 2015.

Operating loss

As a result of the foregoing, our operating loss increased by €13.2 million in 2015 as compared to 2014, totaling €29.7 million in 2015.

Financial income and Financial expenses

(€’000)	For the year ended December 31,
	2015	2014
Interest finance leases	10	6
Other finance costs	34	16
Exchange differences	192	19
Finance expenses	236	41

Interest income bank account	352	277
Exchange differences	190	—
Finance income	542	277

Financial expenses represent interest paid, bank charges and foreign exchange difference.

Interest income on short term deposits increased significantly from 2014 to 2015, reflecting the increase of our average cash position over the periods, partially compensated by the decline of the interest rates on such deposits.

Income tax expense

As we incurred losses in all of the relevant periods, we had no taxable income and therefore incurred no corporate taxes.

Loss for the year

As a result of the foregoing, our loss for the year increased by €12.7 million from €16.5 million in 2014 to €29.1  million in 2015.

B. LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations since inception through several private placements of equity securities, several contributions in kind, an IPO on Euronext Brussels and Paris, an IPO on the Nasdaq and non-dilutive governmental support. As at December 31 2015, the total gross proceeds of the placement of the Company securities amounts to €187 million (net proceeds of €172 million) and the total non-dilutive funding amounts to €20.2 million.

The table hereunder summarizes our sources and uses of cash for the years ended December 31, 2015, 2014 and 2013.

Summary for Item 5.B. Liquidity and Capital Resources

	At end of December
	2015	2014	2013
	€	€	€
Cash used in operating activities	(27,303)	(17,415)	(10,638)
Cash used in investing activities	(10,691)	(1,768)	(3,531)
Cash flows provided by financing activities	110,535	27,758	31,583
Net increase in cash and cash equivalents	72,541	8,575	17,413

In 2015, the increase of the net cash used in our operations (€9.9 million) is explained by the recruitment pace of the CHART-1 patient, by the initiation of our immune-oncology development plans, by the increase of our G&A expenses to manage the growth of our operations and the governance of the company and by an accrual related to the deferred payment owned to Celdara Medical ($5 million due when the 1st patient of the 2nd cohort is enrolled in the NKR-2 trial).

The cash used in investing activities peaked in 2015 with the acquisition of Oncyte LLC ($15 million, of which $10 million was paid in 2015, $6 million in cash and $4 million in shares) and acquisition of short term investment for €5 million. On 21 January 2015, the Company acquired 100% of the share capital of Oncyte LLC from Celdara Medical LLC in exchange for a cash consideration of USD 11 million (upfront of $6 million and deferred payment of $5 million) and 93,087 new shares of Celyad for a total value of USD 4 million, or (EUR 3,451,680). The fair value of the 93,087 ordinary shares issued as part of the consideration paid for Oncyte LLC was based on a share price of EUR 37.08, the share price at the acquisition.

Oncyte LLC is the company holding the NKR-T Cell portfolio of clinical-stage immuno-oncology assets. The portfolio includes three autologous NKR-T Cell cell therapy products and an allogeneic T-Cell platform, targeting a broad range of cancer indications. CAR T-Cell immuno-oncology represents one of the most promising cancer treatment areas today.

Investment in tangible assets amounted to €0.8 million in 2015, compared to €0.6 million in 2014.

Our net cash flows provided from our financing activities increased to €111 million in 2015 from €28 million in 2014, mainly as a result of a private placement made in March 2015 collecting €31.7 million gross proceeds and a €88 million global offering of both ADSs on the Nasdaq and ordinary shares on Euronext Brussels and Paris.

We have incurred net losses in each year since our inception. Substantially all of our net losses resulted from costs incurred in connection with our development programs and from general & administrative expenses associated with our operations.

We have not incurred any bank debt except some financial leases which are recorded on the balance sheet for a total amount of €0.6 Mio€. Other debt is comprised of RCA’s which is detailed in the Note 3.2.2.

Cash and Funding Sources

Over the last three years, we obtained new financing mostly through the issuance of our shares. A summary of our financing activities is as follows:

(€’000)	Total	Equity capital	Finance leases	Other debt
2013	31,643	30,623	—	1,020
2014	25,749	25,305	444	—
2015	120,380	119,929	451	—

Total Financing	177,772	175,857	895	1,020

In March 2015, we completed a €31.7 million capital increase via a private placement subscribed by qualified institutional investors in the United States and Europe at a price of €44.50 per share. In June 2015, we completed a €88.0 million global offering on Nasdaq and on Euronext Brussels and Euronext Paris at a price of €60.25 per share. Our capital was also increased by way of exercise of warrants. Over three different exercise periods, 6,749 warrants were exercised resulting in the issuance of 6,749 new shares. Our capital and share premium were therefore increased by €0.2 million. Also, we financed part of our capital expenditures with a bank lease of €0.5 million.

During 2014, our capital was increased in June 2014 by way of a capital increase of €25.0 million, represented by 568,180 new shares. Our capital was also increased by way of exercise of warrants. Over four different exercise periods, 139,415 warrants were exercised resulting in the issuance of 139,415 new shares. Our capital and share premium were therefore increased respectively by €0.5 million each. Also, we financed part of our capital expenditures with a bank lease of €0.4 million.

Over the course of 2013, we conducted a private placement of €7.0 million in May 2013 and closed our Euronext IPO in July 2013 for proceeds of €26.5 million. Net proceeds from these capital increases amounted to €30.6 million. We also recognized a new cash advance of €1.0 million from a RCA from the Walloon Region as we decided to exploit a RCA related to C-Cathez development.

Since inception, we have not incurred any bank debt. Some of our capital expenditures related to laboratory and office equipment are financed with 3-year maturity finance leases.

Amounts due to the Walloon Region, booked as advances repayable, at the end of 2015 correspond to funding received under several RCAs, dedicated to supporting specific development programs related to C-Cure and C-Cathez.

The movements of the advances repayable recorded in 2015, 2014 and 2013 are summarized in the table below:

(€’000)
Balance of January 1, 2013	11,842
+ liability recognition	+1,020
-repayments	-211
+/- other transactions	-150

Balance at December 31, 2013	12,501

Balance of January 1, 2014	12,501

+ liability recognition	—
-repayments	-272
+/- other transactions	-674
Balance at December 31, 2014	11,555
+ liability recognition	—
‘- repayments	-529
+/- other transactions	+356
Balance at December 31, 2015	11,382

Capital Expenditures

We do not capitalize our research and development expenses until we receive marketing authorization for the applicable product candidate. As of end of 2015, all clinical, research and development expenditures related to the development of C-Cure and are accounted for as operating expenses.

Our capital expenditures were €0.8 million, €0.6 million and €0.1 million for the years ended December 31, 2015, 2014 and 2013, respectively. In 2016, we will be investing in new corporate offices in Mont-Saint-Guibert, Belgium and in Boston, USA, generating therefore some additional capital expenditures. We plan to finance most of these expenses through a new finance lease.

In addition, we completed the acquisition of (i) CorQuest in November 2014, resulting in recognition of patent intangible assets of €1.5 million, and (ii) Oncyte LLC in January 2015 resulting in recognition of a goodwill of €1.0 million and an in-process R&D of €38.3 million.

(€’000)		As of December 31,
	2015	2014	2013
			(as restated)
Intangible assets	48,789	10,266	9,400
Property, plant and equipment	1,136	598	243
Other long term financial assets	180	109	140

Total	50,105	10,973	9,783

Off-Balance Sheet Arrangements

As of the date of this prospectus and also for the periods presented, we did not have any off-balance sheet arrangements.

Operating Capital Requirements

We believe that the net proceeds of the global offering, together with our existing cash and cash equivalents, and short term investments will enable us to fund our operating expenses and capital expenditure requirements, based on the current scope of our activities, until at least the end of 2017. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. In any event, we will require additional capital to pursue pre-clinical and clinical activities, obtain regulatory approval for, and to commercialize our drug product candidates.

Until we can generate a sufficient amount of revenue from our drug product candidates, if ever, we expect to finance our operating activities through a combination of equity offerings, debt financings, government, including RCAs and subsidies, or other third-party financings and collaborations. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our drug product candidates. If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to our existing shareholders, increased fixed payment obligations and these securities may have rights senior to those of our ordinary shares. If we incur indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

Our present and future funding requirements will depend on many factors, including, among other things:

•	the size, progress, timing and completion of our clinical trials for any current or future drug product candidates, including C-Cure and NKR-2;

•	the number of potential new drug product candidates we identify and decide to develop;

•	the costs involved in filing patent applications, maintaining and enforcing patents or defending against claims or infringements raised by third parties;

•	the time and costs involved in obtaining regulatory approval for drug products and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these drug products;

•	selling and marketing activities undertaken in connection with the anticipated commercialization of C-Cure and any other current or future drug product candidates and costs involved in the creation of a sales and marketing organization; and

•	the amount of revenue, if any, we may derive either directly or in the form of royalty payments from future potential partnership agreements on our technology platforms.

For more information as to the risks associated with our future funding needs, see the section of this report entitled “Risk factors.”

JOBS Act Exemptions

We qualify as an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

•	to the extent that we no longer qualify as a foreign private issuer, (1) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and (2) exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of (1) the last day of the fiscal year in which we have more than $1.0 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities; (3) the issuance, in any three-year period, by our company of more than $1.0 billion in non-convertible debt securities held by non-affiliates; and (4) the last day of the fiscal year ending after the fifth anniversary of our initial public offering. We may choose to take advantage of some but not all of these exemptions. For example, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Given that we currently report and expect to continue to report under IFRS as issued by the IASB, we have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB. We have taken advantage of reduced reporting requirements in this Annual Report on Form 20-F. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

C. Research and Development

For a discussion of our research and development activities, see “Item 4.B Business Overview” and “Item 5.A Operating Results.

D. Trend Information

For a discussion of trends, see “Item 4.B Business Overview,” “Item 5.A Operating Results” and “Item 5.B Liquidity and Capital Resources.”

E. Off-Balance Sheet Arrangements

•	During the periods presented, we did not and do not currently have any off-balance sheet arrangements as defined under SEC rules, such as relationships with unconsolidated entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that are not required to be reflected on our balance sheets.

•	Guarantees: Celyad keeps a few deposits (€180k) to guarantee rental & payroll office

•	Contingent liabilities: see hereunder.

F. Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commitments

The following table discloses aggregate information about material contractual obligations and periods in which payments were due as of December 31, 2015 Future events could cause actual payments to differ from these estimates.

		Less than	One to three	Three to	More than
(€’000)	Total	one year	years	five years	five years
As of December 31, 2015
Finance leases	675	248	427
Operating leases	1.759	817	692	126	124
Pension obligations	121				121
Advances repayable (current and non-current)	11.382	897	3.044	1.814	5.627

Total	13.937	1.962	4.163	1.940	5.872

January 21, 2015, we acquired OnCyte from Celdara for a total amount of $15.0 million, of which $6.0 million was paid in cash and $4.0 million was paid in the form of 93,087 our ordinary shares, and $5.0 million will be paid when the first patient of the second cohort of NKR-2 trial will be enrolled. Additional contingent payments with an estimated fair value of $27.9 million are payable upon the attainment of various clinical, regulatory and sales milestones. The liability for the estimated contingent consideration is reflected in the consolidated statement of financial position as of December 31, 2015.

G. Safe Harbor

This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Special Note Regarding Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEE

A. Directors and Senior Management.

As provided by Article 521 of the Belgian Company Code, the Company is managed by a Board of Directors acting as a collegiate body. The Board of Directors’ role is to pursue the long-term success of the Company by providing entrepreneurial leadership and enabling risks to be assessed and managed. The Board of Directors should decide on the Company’s values and strategy, its risk preference and key policies. The Board of Directors should ensure that the necessary leadership, financial and human resources are in place for the Company to meet its objectives.

The Company has opted for a one-tier governance structure. As provided by Article 522 of the Belgian Company Code, the Board of Directors is the ultimate decision-making body in the Company, except with respect to those areas that are reserved by law or by the Company’s articles of association to the Shareholders Meeting.

The Company’s articles of association state that the number of directors of the Company, who may be natural persons or legal entities and who need not be shareholders, must be at least 5. At least half of the members of the Board of Directors must be non-executive directors and at least three of them must be independent directors.

A meeting of the Board of Directors is validly constituted if at least half of its members are present in person or represented at the meeting. If this quorum is not met, a new board meeting may be convened by any director to deliberate and decide on the matters on the agenda of the board meeting for which a quorum was not met, provided that at least two members are present. Meetings of the Board of Directors are convened by the Chairman of the Board or by at least two directors, whenever the interest of the Company so requires. In principle, the Board of Directors will meet at least four times per year.

The Chairman of the Board of Directors shall have a casting vote on matters submitted to the Board of Directors in the event of a tied vote, save if the Board of Directors is composed of two members.

At the date of this Report, the Board of Directors consists of 11 members, one of which is an executive director (as a member of the Executive Management Team) and 10 of which are non-executive directors, including four independent directors. In accordance with Art 96, §2 6° of the Belgian Company Code (hereafter “BCC”), it is the willingness of the Company to aim for, in a reasonable timeframe, that a third of the Board member are of different sex.

Name	Position	Term [1]	Business Address	Board Committee Membership
Michel Lussier	Chairman	2016	3661 Valley Centre Dr. San Diego CA 92130, USA	Member of the Nomination and Remuneration Committee

LSS Consulting SPRL represented by its permanent representative Christian Homsy	Executive director	2016	Chaussée de Louvain 574A, 1380 Lasne, Belgium

William Wijns	Non-executive director	2016	Moorselbaan 219, 9300 Aalst, Belgium

Serge Goblet	Non-executive director	2016	Chaussée de Waterloo 1589D, 1180 Brussels, Belgium

Chris Buyse	Independent director	2016	Baillet Latourlei 119A, 2930 Brasschaat, Belgium	Member of the Nomination and Remuneration Committee Member of the Audit Committee

Rudy Dekeyser	Independent director	2016	Klein Nazareth 12, 98401 De Pinte, Belgium	Member of the Nomination and Remuneration Committee Member of the Audit Committee

Debasish Roychowdhury	Independent director	2019[2]	79 Laconia StreetLexington MA 02420 USA

Chris De Jonghe	Non-executive director	2017	Jan Davidlaan 50, 2630 Aartselaar, Belgium	Member of the Audit Committee

Hanspeter Spek	Independent director	2018	Square Latour Maubourg, 75007 Paris, France	Member of the Nomination and Remuneration Committee

Danny Wong	Non-executive director	2018	25/F Octa Tower, 8 Lam Chak Street, Kowloon Bay, Hong KKong

TOLEFI SA represented by its permanent representative Serge Goblet	Non-executive director	2018	27 Drève de Carloo 1180 Bruxelles, Belgium

[1]	Unless otherwise provided herebelow, the term of the mandate of the director will expire immediately after the Annual Shareholders Meeting held in the year set forth next to the director’s name.
[2]	The term of the mandate of director of Debasish Roychowdhury will expire on 30 January 2019.

The following paragraphs contain brief biographies of each of the directors, or in case of legal entities being director, their permanent representatives, with an indication of other relevant mandates as member of administrative, management or supervisory bodies in other companies during the previous five years

Michel Lussier has served as Chairman of the board of directors of the Company since 2007 and is also a co-founder of the Company. Mr. Lussier was also the Chairman of the board of directors and co-founder of the Company’s predecessor entity, Cardio3 SA, until 2008. Mr. Lussier recently founded Medpole Ltd, the North American satellite of MedPole SA, a European incubator for medical technology start-up companies located in Belgium, and serves as the Chief Executive Officer for the group. In this capacity, he is a managing director of Fjord Ventures, a Laguna Hills, California based medical technology accelerator / incubator. Since May 2014, Mr. Lussier has served as the Chief Executive Officer of Metronom Health Inc, an early stage medical device company created by Fjord Ventures, developing a continuous glucose monitoring system. Prior to that, from 2002 to 2013, he worked for Volcano Corporation, where he served in a number of positions, most recently as President, Clinical and Scientific Affairs from 2012 to 2013, and prior to that from 2007 to 2012, Group President, Advanced Imaging Systems, Global Clinical & Scientific Affairs and General Management of Europe, Africa and the Middle East. Mr. Lussier obtained a Bachelor of Sciences degree in Electrical Engineering and Master’s degree in Biomedical Engineering at the University of Montreal. He also holds an MBA from INSEAD (European Institute of Business Administration), France. In addition to serving on our board of directors, he also serves on the boards of directors of several early stage medical devices companies.

Christian Homsy (permanent representative of LSS consulting SPRL), has served as a member of the board of directors of the Company since 2007 and has been Chief Executive Officer (CEO) of Celyad since its foundation. Christian Homsy obtained his Medical Doctorate at the University of Louvain and holds an MBA from the IMD in Lausanne (Switzerland). Christian gained his business experience in senior research and development, marketing, business development and sales positions at Guidant Corporation, a leading medical device company active in the treatment of cardiovascular disease. He was also founder of Guidant Institute for Therapy Development, a landmark facility for physician and health care professionals’ education that gained international recognition and praise. Before joining Celyad, Christian Homsy was General Manager of Medpole, a European incubator dedicated to initiating the European operations for start-up companies in the medical device or biotechnology fields. He also holds a director mandate in Medpole SA.

William Wijns has served as a member of the board of directors of the Company since 2007 and is also a co-founder of the Company. Since 1994, Dr. Wijns has been the co-Director of the Cardiovascular Center Aalst and active as an interventional cardiologist. More recently, he has been involved with the clinical applications of non-invasive coronary angiography with the use of multislice computed tomography as well as innovative therapies for cardiovascular diseases, including heart failure. He has authored 500 publications in peer-reviewed journals and holds several positions in national and international professional and scientific organizations. He is currently Deputy Editor of the European Heart Journal (impact factor 14,723). Dr. Wijns previously worked at the Thorax Center in Rotterdam, where he was actively involved with the first applications of nuclear cardiology, thrombolysis and coronary dilatation, and the University of Louvain in Brussels, where he directed the cardiac PET program and became Clinical Professor of Cardiology. His research there focused on the regulation of coronary blood flow and cardiac metabolism in ischemic heart disease. Dr. Wijns graduated in 1976 from the University of Louvain in Belgium where he trained as a cardiologist until 1981. In the past five years, he has held board memberships in the European Society of Cardiology and the World Heart Federation. He is currently Chairman of PCR, co-Director of Africa PCR and EuroPCR, the official congress of the European Association of Percutaneous Cardiovascular Interventions.

Serge Goblet (permanent representative of Tolefi SA) has served as a member of the board of directors of the Company since 2008. He holds a Master Degree in Business and Consular Sciences from ICHEC, Belgium and has many years of international experience as director in Belgian and foreign companies. He is the managing director of TOLEFI SA, a Belgian holding company and holds director mandates in subsidiaries of TOLEFI. Serge has two voting rights at our board of directors, one in his own name and one on behalf of TOLEFI, as a permanent representative

Chris Buyse has served as a member of the board of directors of the Company since 2008. He brings more than 25 years of international financial expertise and experience in introducing best financial management practices. He is currently Managing Director of FUND+, a fund that invests in innovative Belgian Life Sciences companies, Between August 2006 and June 2014, Mr. Buyse served as the Chief Financial Officer and board member of ThromboGenics NV, a leading biotech company that is listed on NYSE Euronext Brussels. Before joining ThromboGenics, he was the Chief Financial Officer of the Belgian biotech company CropDesign, where he coordinated the acquisition by BASF in July 2006. Prior to joining CropDesign he was financial manager of WorldCom/MCI Belux, a European subsidiary of one of the world’s largest telecommunication companies and he was also the Chief Financial Officer and interim Chief Executive Officer of Keyware Technologies. Mr. Buyse holds a master degree in applied economic sciences from the University of Antwerp and an MBA from Vlerick School of Management in Gent. He currently serves, in his own name or as permanent representative of a management company, as member of the board of directors of the following publicly and privately held companies: Bone Therapeutics SA, Orgenesis Inc. Iteos SA, Bioxodes SA, Bio Incubator NV, Immo David NV, Pinnacle Investments SA, CreaBuild NV, Sofia BVBA, Pienter-Jan BVBA, Life Sciences Research Partners VZW (a shareholder of the Company) and Keyware Technologies NV.

Rudy Dekeyser has served as a member of the board of directors of the Company since 2007. Since 2012 Rudy is managing partner of the LSP Health Economics Fund, a private equity fund investing in late stage European and North American health care companies. Prior to joining LSP, Rudy has been managing director of VIB (Flanders Institute for Biotechnology), where he was also responsible for the intellectual property portfolio, business development and new venture activities. He obtained a Ph.D. in molecular biology at the University Ghent. He holds non-executive director positions in Curetis AG, Sequana Medical AG and Remynd NV, and held non-executive director positions in Devgen NV, CropDesign NV, Ablynx NV, Actogenix NV, Pronota NV, Flandersbio VZW, Bioincubator Leuven NV and Multiplicom NV. He is a co-founder of ASTP (the European associations of technology transfer managers) and Chairman of EMBLEM (EMBL’s business arm). Rudy has been advisor to several seed and venture capital funds and to multiple regional and international committees on innovation.

Debasish Roychowdhury has served as a member of the board of directors of the Company since 2015. Debasish is a medical oncologist with over 15 years of comprehensive pharmaceutical industry experience and 14 years of patient care and academic research. In the pharmaceutical industry, Debasish held multiple positions of growing responsibility respectively at Eli Lilly, GSK and Sanofi, with direct therapeutic area experience mostly in oncology and hematology. Based in Boston, Massachusetts, Debasish is now using his extensive experience and global network to advise companies, organizations, and institutions in the biomedical field.

Chris De Jonghe has served as a member of the board of directors of the Company since 2013. She is Head of Life Sciences & Care at PMV (ParticipatieMaatschappij Vlaanderen). She was first Licensing manager then Business development manager at VIB (Flanders’ Institute for Biotechnology), before joining PMV initially as Senior investment manager in January 2013. Since August

2013 she joined the Group Management Committee, responsible for daily management at PMV. She obtained a PhD in Biochemistry and a Bachelor degree in Laws at the University of Antwerp. She is member of the board of directors of Agrosavfe NV, Confo Therapeutics NV, eSaturnus NV, Fast Forward Pharmaceuticals BV, Vesalius Biocapital I Sicar and Vesalius Biocapital II Sicar. She is member of Flanders’Bio and IFB network.

Hanspeter Spek has served as a member of the board of directors of the Company since 2014. He started his career at Pfizer where, over more than 10 years and after a thorough comprehensive training in commercial general management, he held positions of increasing responsibility. Hanspeter then joined Sanofi as Marketing Director and rose through the organization to become the Executive Vice President International in 2000. When Sanofi and Aventis merged in 2004, he took on the responsibility of Executive Vice President Operations. In 2009, he was nominated President Global Operations. Hanspeter retired from Sanofi in mid-2013. He has since joined Advent International, Boston, as an Operating Partner for Healthcare and serves as Board Member of Genpact, New York.

Danny Wong has served as a member of the board of directors of the Company since 2014. Since May 2007, Mr. Wong has served as an executive director of the National Investments Fund Limited, and was appointed chairman in June 2007. As the executive director and chairman of National Investments Fund Limited, he is responsible for the strategic development of National Investments Fund Limited. Prior to that from 2001 to 2005, he was the executive director of Sun Hung Kai International Limited, where he was in charge of investment banking and responsible for the public listing of companies, as well as fundraising for private and public companies. Recently, Mr. Wong established Medisun Holdings Limited, a group of companies which commits to the stem cell regenerative bio-medical industry. He holds a Bachelor degree in Economics and Accounting from China Central University of Finance and Economics.

The Executive Management Team

The Executive Management Team consists of the “Chief Executive Officer” (CEO, who is the chairman of the Executive Management team), the “Chief Financial Officer” (CFO), the “Vice President Research and Development”, the “Vice President Business Development”, the “Vice President Immuno-oncology”,, the “Vice President Operations”, the “Vice President Regenerative Medicine and Medical Device” and “the Chief Human Resources Officer”.

The Executive Management Team discusses and consults with the Board of Directors and advises the Board of Directors on the day-to-day management of the Company in accordance with the Company’s values, strategy, general policy and budget, as determined by the Board of Directors.

Each member of the Executive Management Team has been made individually responsible for certain aspects of the day-to-day management of the Company and its business (in the case of the CEO, by way of delegation by the Board of Directors; in the case of the CFO, by way of delegation by the CEO). The further tasks for which the Executive Management Team is responsible are described in greater detail in the terms of reference of the Executive Management Team as set out in the Company’s corporate governance charter.

The members of the Executive Management Team are appointed and may be dismissed by the Board of Directors at any time. The Board of Directors appoints them on the basis of the recommendations of the Nomination and Remuneration Committee, which shall also assist the Board of Directors on the remuneration policy of the members of the Executive Management Team, and their individual remunerations.

The remuneration, duration and conditions of dismissal of Executive Management Team members will be governed by the agreement entered into between the Company and each member of the Executive Management Team in respect of their function within the Company.

In accordance with provision 7.17 of the CGC, all agreements with members of the Executive Management Team entered into on or after 1 July 2009 must refer to the criteria to be taken into account when determining variable remuneration and will contain specific provisions relating to early termination. In principle, the Executive Management Team meets every month. Additional meetings may be convened at any time by the Chairman of the Executive Management Team or at the request of two of its members. The Executive Management Team will constitute a quorum when all members have been invited and the majority of the members are present or represented at the meeting. Absent members may grant a power of attorney to another member of the Executive Management Team. Members may attend the meeting physically or by telephone or video conference. The absent members must be notified of the discussions in their absence by the Chairman (or the Company Secretary, if the Executive Management Team has appointed a Company Secretary from among its members).

The members of the Executive Management Team will provide the Board of Directors with information in a timely manner, if possible in writing, on all facts and developments concerning the Company which the Board of Directors may need in order to function as required and to properly carry out its duties. The CEO (or, in the event that the CEO is not able to attend the Board of Directors’ meeting, the CFO or, in the event that the CFO is not able to attend the Board of Directors’ meeting, another representative of the Executive Management Team) will report at every ordinary meeting of the Board of Directors on the material deliberations of the previous meeting(s) of the Executive Management Team.

The current members of the Executive Management Team are listed in the table below.

Name	Function	Year of birth
LSS Consulting SPRL, represented by Christian Homsy	Chief Executive Officer	1958
PaJe SPRL, represented by Patrick Jeanmart	Chief Financial Officer	1972
Advanced Therapies Consulting Ltd., represented by Peter de Waele	Vice President Research & Development	1957
Georges Rawadi	Vice President Business Development	1967
Dieter Hauwaerts	Vice President Operations	1973
Cyenus Group SPRL, represented by Pierre Brynaert	Vice President Human Resources	1955
Richard Mountfield	Vice President Regulatory Affairs
KNC SPRL, represented by Jean-Pierre Latere	Vice President Medical Devices	1975
ImXense SPRL, represented by Frederic Lehmann	Vice President Immuno-oncology	1964

The following paragraphs contain brief biographies of each of the members of the Executive Management Team or in case of legal entities being a member of the Executive Management Team or key manager, their permanent representatives.

Christian Homsy (representative of LSS Consulting SPRL), CEO – reference is made to ITEM 6. A. Directors and Senior Management.

Patrick Jeanmart (representative of PaJe SPRL), has served as the Chief Financial Officer of the Company since September 2007. Prior to joining the Company, Mr. Jeanmart worked for IBA Group (Ion Beam Applications, Belgium) for six years where he held a number of senior financial management positions within the corporate organization and several IBA subsidiaries located in Belgium, Italy, UK and the U.S. Between January 2004 and 2007, he acted as Vice President of Finance of IBA Molecular. He also holds the position of Chief Financial Officer at Medpole SA and at Biological Manufacturing Services SA. Mr. Jeanmart obtained a Master in Economics from the University of Namur, Belgium.

Pierre Brynaert (representative of Cyneus Group SPRL), has served as the Vice President Human Resources since January 2016. Pierre is responsible for driving the evolution of our internal organization and ensuring the well-being of all our employees. Brynaert brings over 25 years of significant Human Resources Senior Leadership roles in the Healthcare Industry, both large multinational corporations and smaller entrepreneurial entities (Astra Zeneca; Novartis, EV3). Before joining Celyad, Brynaert worked as Human Resources Director EMEAI, LATAM & Asia Pacific for Volcano Corporation (part of Philips Healthcare IGT), a leading company active in Intravascular imaging for coronary and peripheral applications, and physiology. He holds a Master of Science in Applied Economy (ICHEC BRUSSELS, Belgium) as well as a Certified Teacher Degree. He also followed a Senior Executive MBA at IMD Lausanne, Switzerland.

Peter de Waele (representative of Advanced Therapies Consulting Ltd), has been the Vice President Research and Development of the Company since November 2010. He is the author and co-author of several peer reviewed scientific publications, and the inventor of several patents and patent applications. He has been a consultant to the pharmaceutical and biotech industry since 2006, with a particular focus on adult stem cell product development for different therapeutic indications. Until 2006, Dr. De Waele worked as Chief Operating Officer at XCELLentis NV, a biotech company developing stem cell based therapies and medical devices for wound healing. Before founding XCELLentis in 2001, he held several senior management positions at Innogenetics NV. As Chief Therapeutics Officer of Innogenetics and as Chief Operating Officer of XCELLentis he was responsible for several multicenter international clinical trials with recombinant vaccines and cell derived advanced medical products. Moreover, Dr. De Waele serves as the Managing Director at Advanced Therapies Consulting Limited. He is also consultant for regulatory affairs, quality assurance and quality control and research & development for Esperite N.V. (formerly Cryo-Save Group N.V.) as well as acting as Responsible Person for the Dutch tissue bank Stichting Cryo-Save. He obtained his Master of Science in Biochemistry and Physiology at Ghent University, Belgium and holds a doctoral degree in Molecular Biology at the department of Molecular Biology headed by Professor Walter Fiers at the same university, where he was assistant professor until 1986.

Georges Rawadi, has served as Vice President Business Development since June 2014. Prior to joining the Company, Dr. Rawadi served as Vice President Business Development with Cellectis. He previously held business development management positions at Galapagos, ProStrakan France and Sanofi-Aventis France, and conducted consultancy assignments in Business Development and Alliance Management. His work included all aspects and stages of business development, driving several projects from target identification and negotiation to closing deals. He holds a Ph.D. in Microbiology from the Pierre et Marie Curie University (France), and a Masters in Management and Strategy in the Health Industry from the ESSEC Business School.

Dieter Hauwaerts, has served as the Vice President Manufacturing since November 2015. Dieter is responsible for all development, manufacturing and supply chain activities in EU and US. Prior to joining Celyad, he worked as Director Manufacturing for TiGenix (Belgium) where he was part of the team obtaining first approval of an ATMP in Europe, and headed construction of a state-of-the –art commercial cell therapy facility. Before, he also held various positions in the quality and supply chain organization of Janssen Pharmaceutica (Belgium) and conducted research on microbial genetics at the University of Leuven. Dieter holds an MSc in chemical engineering from the University of Leuven, Belgium

Richard Mountfield, has served as the Vice President Regulatory Affairs since February 2016. Richard is a pharmaceutical professional with extensive Regulatory Affairs (preclinical, clinical, registration, and post-marketing) & Drug Development experience including leadership, management and project roles. Prior to joining Celyad he held positions in Europe and the US for a number of top 20 Pharmaceutical companies (Novo Nordisk, Roche, Boehringer Ingelheim and Novartis). He has been responsible for global regulatory strategy and submissions across a number of therapeutic areas. Most recently he was the global regulatory lead responsible for developing and implementing approvable strategies for a large multi-indication oncology program within Novartis. Richard holds a PhD in Biochemistry from Aberystwyth University.

Jean-Pierre Latere (representative of KNC SPRL), has served as the Vice President Medical Devices since January 2016. Jean-Pierre is responsible for building and leading the Company’s Regenerative Medicine and Medical Device Franchise. He started his career as a Research Associate at the Michigan State University in the US. Following that assignment, he moved to the Johnson & Johnson group where he held various positions, from Scientist to Senior Scientist. He then joined Celyad in 2008 as Project Manager Delivery System and left the company in 2012 in the position of Senior Director Business Development. Prior to joining Celyad, Jean-Pierre served as Beauty Care and Healthcare Market Global Leader at Dow Corning. Jean-Pierre holds a PhD in Chemistry from the University of Liège, Belgium.

Frédéric Lehmann (representative of ImXense SPRL), is a physician by training, specialized in hematology in oncology. Frédéric has extensive experience in oncology drug development spanning early to late phase, including clinical trial design, translational research, regulatory interactions, and clinical risk management. He started his academic career at the Ludwig Institute for Cancer Research in Brussels, followed by a position at the Institute Jules Bordet. He then moved to the European Organization for Research and Treatment of Cancer (EORTC) as Medical Advisor. Dr. Lehmann began his corporate career at GlaxoSmithKline, where he led the early worldwide clinical development program for the Company’s cancer vaccines and went on to lead the research and development incubator for cancer immunotherapeutics.

B. Compensation of Directors and Executive Management Team

The aggregate compensation paid and benefits in kind granted by us to the current members of our executive management team and directors, including share-based compensation, for the year ended December 31, 2015, was €2.3 million. For the year ended December 31, 2015, €6k of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to members of our executive management team.

For a discussion of our employment arrangements with members of our executive management team and consulting arrangement with our directors, see the section of this Annual Report titled “Certain relationships and related party transactions-Agreements with Our Directors and Members of our Executive Management Team.” For more information regarding warrant grants, see the section of this report titled “—Warrant Plans.”

Except the arrangements described in the section of this Annual Report titled “Certain relationships and related party transactions-Agreements with Our Directors and Members of our Executive Management Team,” there are no arrangements or understanding between us and any of our other executive officers or directors providing for benefits upon termination of their employment, other than as required by applicable law.

There is no agreements or contracts between the directors and the members of the Executive Management Team and the company or any of its subsidiaries providing for benefits for the directors upon termination of employment or services agreements in place that provide for benefits upon termination of employment.

Compensation of Our Board of Directors

The remuneration of our directors and the grant of warrants to our directors is submitted by our board of directors (following advice from the nomination and remuneration committee) for approval to the general shareholders’ meeting and is only implemented after such approval. The aggregate compensation paid and benefits in kind granted by us to our current directors, including share-based compensation, for the year ended December 31, 2015, was €2,2 million.

The procedure for establishing the remuneration policy and setting remuneration for members of our board of directors is determined by our board of directors on the basis of proposals from the nomination and remuneration committee, taking into account relevant benchmarks from the biotechnology industry.

Until November 5, 2015, the independent directors received fixed remuneration in consideration for their membership of the board of directors and their attendance at the committee meetings of which they were members. The remuneration package for the independent directors approved by the shareholders’ meeting of June 11, 2013 was made up of a fixed annual fee of €8,000. The fee was supplemented with a fixed annual fee of €3,000 for membership of each committee of the board of directors, to be increased by €2,000 in case the relevant director chaired a committee.

On 5 November 2015, the Extraordinary Shareholders Meeting approved a new remuneration and compensation scheme for the chairman, the independent directors and non-executive directors. The new scheme is applicable as from November 2015. The 2015 total compensation is then a mix between the old scheme (prorated over 10 months) and the new scheme (prorated over 2 months). The new remuneration package is made up of a fixed annual fee of €40,000 for the chairman and €30,000 for the other independent directors. The fee is supplemented with a fixed annual fee of €10,000 for membership of each committee of the Board of Directors, to be increased by €5,000 in case the relevant director chairs the Nomination and Remuneration Committee or the Audit Committee. All directors are entitled to a reimbursement of out-of-pocket expenses actually incurred as a result of participation in meetings of the board of directors.

On the advice of the nomination and remuneration committee, the board of directors may propose to the shareholders’ meeting to grant options or warrants in order to attract or retain non-executive directors with the most relevant skills, knowledge and expertise. Insofar as this grant of options or warrants comprises variable remuneration under Article 554 of the Belgian Company Code, this remuneration shall be submitted for approval to the next annual general shareholders meeting.

The directors’ mandate may be terminated ad nutum (at any time) without any form of compensation.

No loans or guarantees were given to members of the board of directors during the year ended December 31, 2015.

There are no employment or service agreements that provide for notice periods or indemnities between us and members of the board of directors who are not a member of the executive management team. In respect of the members of the board of directors who are a member of the executive management team, reference is made to the section “Executive Management Team” here below.

The following table sets forth the fees received by our non-executive directors for the performance of their mandate as a board member, during the year ended December 31, 2015:

Name	Fees Earned (€)
Michel Lussier	16,667
William Wijns	7,500
Serge Goblet	—
Pienter-Jan BVBA, represented by its permanent representative, Chris Buyse	18,750
Chris Buyse	6,250
R.A.D. Sciences BVBA, represented by its permanent representative Rudy Dekeyser	22,500
Jean-Marc Heynderickx	—
Debasish Roychowdhury	11,250
Chris De Jonghe	—
Hanspeter Spek	29,167
Danny Wong	—
Tolefi SA, represented by its permanent representative, Serge Goblet	—
Total	112,083

LSS Consulting SPRL, represented by Christian Homsy does not receive any specific or additional remuneration for his service on our board of directors, as this is included in his total remuneration package in his capacity as Chief Executive Officer. For more information regarding LSS Consulting SPRL’s compensation, see the section of this Annual Report titled “—Compensation of Members of the Executive Management Team.”

The table below provides an overview as of December 31, 2015 of the warrants held by the non-executive directors.

	Warrant Awards
Name	Number of Ordinary Shares Underlying Warrants	Warrant Exercise Price in euros	Warrant Expiration Date
Michel Lussier	400	35.36	May 5, 2016
Hanspeter Spek	5,000	35.79	May 5, 2019
TOLEFI SA	2,504	35.36	May 5, 2016
Total	7,904

Compensation of Members of the Executive Management Team

The compensation of the members of our executive management team is determined by our board of directors based on the recommendations by our nomination and remuneration committee.

The remuneration of the members of our executive management team consists of different components:

•	Fixed remuneration: a basic fixed fee designed to fit responsibilities, relevant experience and competences, in line with market rates for equivalent positions. The amount of fixed remuneration is evaluated and determined by the board of directors every year.

•	Short term variable remuneration: members of the executive management team may be entitled to a yearly bonus, given the level of achievement of the criteria set out in the corporate objective for that year.

•	Incentive plan: warrants have been granted and may be granted in the future, to the members of the executive management team. For a description of the main characteristics of our warrant plans, see the section of this Annual report titled “—Warrant Plans.”

•	Other: Members of the executive management team with an employee contract with us entitle them to our pension, company car and payments for invalidity and healthcare cover and other fringe benefits of non-material value.

No loans, quasi-loans or other guarantees were granted to members of our executive management team during the year ended on December 31, 2015.

The following table sets forth information regarding compensation earned by LSS Consulting SPRL, represented by Christian Homsy, our Chief Executive Officer, during the year ended December 31, 2015.

Compensation (in Euros)
Fixed fee	388
Variable fee	191
Total	579

Mr. Homsy was not granted warrants in 2015, neither exercised warrants in 2015.

The following table sets forth information concerning the aggregate compensation earned during the year ended December 31, 2015 by the other members of our executive management team, including the CEO.

Compensation (in Euros)
Fixed remuneration (gross)	195
Variable remuneration (short term)	108
Fixed fee	940
Variable fee	359
Pension/Life	7
Other benefits	9
Total	1,618

In addition, the members of the executive management team were granted and accepted 5,000 warrants under the 2015, November 5 warrant plan. The exercise price of the warrants is €33.49. The following table sets forth the number of warrants granted under such plans to the members of the executive management team:

The table below provides an overview as of December 31, 2015 of the warrants held by the members of our executive management team.

	Warrant Awards
Name	Number of Ordinary Shares Underlying Warrants	Warrant Exercise Price in euros	Warrant Expiration Date
Christian Homsy [1]	112,000	2.64	May 6, 2018
	200	35.36	May 5, 2016
Patrick Jeanmart [2]	56,000	2.64	May 6, 2018
	25	35.36	May 5, 2016
Peter De Waele [3]	6,500	2.64	May 6, 2018
George Rawadi	7,500	39.22	May 5, 2024
Dieter Hauwaerts	5,000	33.49	May 5, 2024

[1]	Christian Homsy holds these warrants in person, whereby he is the representative of LSS Consulting SPRL, his management company, which has been appointed as Chief Executive Officer.
[2]	Patrick Jeanmart holds these warrants in person, whereby he is the representative of PaJe SPRL, his management company, which has been appointed as Chief Financial Officer.
[3]	Peter De Waele holds these warrants in person, whereby he is the representative of Advanced Therapies Consulting Ltd, his management company, which has been appointed as VP Research & Development.

C. Board Practices

Our board of directors can set up specialized committees to analyze specific issues and advise the board of directors on those issues.

The committees are advisory bodies only and the decision-making remains within the collegial responsibility of the board of directors. The board of directors determines the terms of service of each committee with respect to the organization, procedures, policies and activities of the committee.

Our board of directors has set up and appointed an audit committee and a nomination and remuneration committee. The composition and function of all of our committees will comply with all applicable requirements of the Belgian Company Code, the Belgian Corporate Governance Code, the Exchange Act, the applicable rules of the NASDAQ Stock Market and SEC rules and regulations.

Audit Committee

Our board of directors has recently established an audit committee. Our audit committee consists of three members: Chris Buyse, Rudy Dekeyser and Chris De Jonghe.

Our board of directors has determined that one member of the audit committee is independent under Rule 10A-3 of the Exchange Act and the applicable rules of the NASDAQ Stock Market and that Chris Buyse qualifies as an “audit committee financial expert” as defined under the Exchange Act.

As a result we rely on the phase-in rules of the NASDAQ Stock Market pursuant to which we must have one independent director on our audit committee at the time of listing, a majority of independent directors on our audit committee within 90 days of the effectiveness of the registration statement for our U.S. initial public offering, and all independent directors on our audit committee within one year of the effectiveness of the registration statement for our U.S. initial public offering.

The role of our audit committee is to ensure the effectiveness of our internal control and risk management systems, the internal audit (if any) and its effectiveness and the statutory audit of the annual and consolidated accounts, and to review and monitor the independence of the external auditor, in particular regarding the provision of additional services to the company. The committee reports regularly to our board of directors on the exercise of its functions. It informs our board of directors about all areas in which action or improvement is necessary in its opinion and produces recommendations concerning the necessary steps that need to be taken. The audit review and the reporting on that review cover us and our subsidiaries as a whole. The members of the audit committee are entitled to receive all information which they need for the performance of their function, from our board of directors, executive management team and employees. Every member of the audit committee shall exercise this right in consultation with the chairman of the audit committee.

Our audit committee’s duties and responsibilities to carry out its purposes include, among others: our financial reporting, internal controls and risk management, and our internal and external audit process. These tasks are further described in the audit committee charter as set out in our corporate governance charter and in Article 526bis of the Belgian Company Code.

Nomination and Remuneration Committee

Our nomination and remuneration committee consists of four members: Michel Lussier (Chairman), Chris Buyse, , Rudy Dekeyser and Hanspeter Spek.

Our board of directors has determined that two members of the nomination and remuneration committee are independent under the applicable rules of the NASDAQ Stock Market.

The role of the nomination and remuneration committee is to assist the board of directors in all matters:

•	relating to the selection and recommendation of qualified candidates for membership of the board of directors;

•	relating to the nomination of the CEO;

•	relating to the nomination of the members of the executive management team, other than the CEO, upon proposal by the CEO;

•	relating to the remuneration of independent directors;

•	relating to the remuneration of the CEO;

•	relating to the remuneration of the members of the executive management team, other than the CEO, upon proposal by the CEO; and

•	on which the board of directors or the chairman of the board of directors requests the nomination and remuneration committee’s advice.

Additionally, with regard to matters relating to remuneration, except for those areas that are reserved by law to the board of directors, the nomination and remuneration committee will at least have the following tasks:

•	preparing the remuneration report (which is to be included in the board of director’s corporate governance statement); and

•	explaining its remuneration report at the annual shareholders’ meeting.

The committee’s tasks are further described in the nomination and remuneration committee charter as set out in our corporate governance charter and Article 526quater of the Belgian Company Code.

D. Employees

As of December 31, 2015, we employed 82 full-time equivalent (incl. 4 part-time employees) and six senior managers. Fourteen of our employees have either an M.D. or a Ph.D. We have never had a work stoppage, and none of our employees is represented by a labor organization or under any collective-bargaining arrangements. We consider our employee relations to be good.

A split of our employees by main department and geography for the years ended December 31, 2015, 2014 and 2013 was as follows:

	At end of December
	2013	2014	2015
By function:
Clinical & Regulatory	5	9	11
Reserch & Development	13	13	19
Manufacturing /Quality	28	49	42
General Administration	5	11	16
Total	51	82	88

By Geography:
Belgium	51	81	85
United States	0	1	3
Total	51	82	88

E. Share Ownership

For information regarding the share ownership of our directors and executive officers, see “Item 6.B Compensation of Directors and Executive Management Team” and “Item 7.A Major Shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The committee’s tasks are further described in the nomination and remuneration committee charter as set out in our corporate governance charter and Article 526quater of the Belgian Company Code.

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 29, 2016 for:

•	each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares;

•	each member of our board of directors;

•	each member of our executive management team; and

•	all members of our board of directors and executive management team as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The percentage ownership information shown in the table is based upon 9,313,603 ordinary shares outstanding as of February 29, 2016.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to warrants held by that person that are immediately exercisable. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders. Except as otherwise indicated in the table below, addresses of the directors, members of the executive management team and named beneficial owners are in care of Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium.

NAME OF BENEFICIAL OWNER	SHARES BENEFICIALLTY OWNED ON
5%Shareholders	Number	Percentage

TOLEFI SA [1]	2,267,844	24.35%

MEDISUN International Ltd.	498,180	5.35%

Directors and Members of the Executive Manageement Team

PMV NV [3]	428,071	4.60%

Michel Lussier	173,770	1.87%

Christian Homsy [2]	70.454	0.76%

William Wijns	5,200	0.06%

Patrick Jeanmart	15.874	0.17%

All directors and executive officers as a group.	693,369	7.44%

[1]	TOLEFI SA is represented by its permanent representative, Serge Goblet.
[2]	Includes 8,000 shares held by Karim Homsy, Mr. Homsy’s son, 6,000 shares held by Bastian Homsy, Mr. Homsy’s son, and 8,000 shares held by Benjamin Homsy, Mr. Homsy’s son.
[3]	Chris de Jonghe is acting as permanent representative of PMV NV.

Each of our shareholders is entitled to one vote per ordinary share. None of the holders of our shares will have different voting rights from other holders of shares after the closing of the global offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of February 29, 2016, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, we estimate that approximately 6% of our outstanding ordinary shares were held in the United States by 1 registered holder of record. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B. Related Party Transactions

Since January 1, 2015, we have engaged in the following transactions with our directors, executive officers and holders of more than five percent (5%) of our outstanding voting securities and their affiliates, which we refer to as our related-parties.

Transactions with Our Principal Shareholders

Service Agreement with Biological Manufacturing Services SA

In April 2011, we entered into an agreement for the provision of services for production of cardiac cells with Biological Manufacturing Services SA, or BMS, a service provider in the biotechnology sector that operates clean rooms on its site located at Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium. Under this agreement, BMS provides us with support, services and provision of assets for the production our products, including making clean rooms available to us for our exclusive use. TOLEFI SA, of which Serge Goblet is the managing director, owns 50% of BMS. Patrick Jeanmart, our Chief Financial Officer, also holds the position of CFO at BMS. Since December 31, 2012, this agreement has been extended and will expire on 30 September 2017. The total annual services fees paid by us to BMS was € 299,000 in 2015, €299,000 in 2014 and €249,000 in 2013.

Agreements with Our Directors and Members of our Executive Management Team

Employment Arrangements

We have entered into employment agreements with the below members of our executive management team:

Georges Rawadi

On April 2, 2014, we entered into an employment agreement with Mr. Rawadi, our Vice President Business Development, with an effective date as of June 2, 2014. Pursuant to this agreement, Mr. Rawadi is entitled to an annual base salary, and is also eligible to receive a bonus capped at 50% of his annual compensation, determined in full discretion by the board of directors on the basis of the Mr. Rawadi’s performance and our overall performance. Mr. Rawadi is also eligible to receive warrants.

Dieter Hauwaerts

On September 23, 2014, we entered into an employment agreement with Mr. Hauwaerts, our Vice President Operations, with an effective date as of December 1, 2014. Pursuant to this agreement, Mr. Hauwaert is entitled to an annual base salary and is also eligible to receive a bonus capped at 30% of his annual compensation, determined in full discretion by the board of directors on the basis of the Mr. Hauwaerts performance and our overall performance. Mr. Hauwaerts is also eligible to receive warrants.

Consulting Arrangements

We have entered into consulting agreements with the below members of our executive management team.

Christian Homsy

On January 23, 2014, we contracted with LSS Consulting SPRL, permanently represented by Mr. Homsy. Under this new agreement, Mr. Homsy is entitled to an annual base fee. Mr. Homsy is also eligible to receive warrants and a bonus capped at 40% of his annual base fee, determined in full discretion by the board of directors on the basis of the Mr. Homsy’s performance and our overall performance.

Patrick Jeanmart

On January 7, 2008, we entered into a management services agreement with Patrick Jeanmart SPRL, represented by Patrick Jeanmart, our Chief Financial Officer. Under this agreement, Mr. Jeanmart is entitled to an annual base fee. Mr. Jeanmart is also eligible for a bonus capped at 30% of his annual base fee, determined in full discretion by the board of directors on the basis of the Mr. Jeanmart’s performance and our overall performance.

Peter De Waele

On November 2, 2010, we entered into a management services agreement with Advanced Therapies Consulting Limited, represented by Peter De Waele, our Vice President Research & Development. Under this agreement, Mr. De Waele is entitled to an annual base fee. Mr. De Waele is also eligible for a bonus capped at 10% of his annual base fee, determined in full discretion by the board of directors on the basis of Mr. De Waele’s performance and our overall performance.

Director and Executive Management Team Compensation

See Item 6B“Compensation of Directors and Executive Management Team” for information regarding compensation of directors and members of our executive management team.

Warrants

Since our inception, we have granted warrants to certain of our directors and members of our executive management team. See “Compensation of Directors and Executive Management Team” for information regarding warrants issued to members of our executive management team and directors.

Indemnification Agreements

In connection with the global offering, we have entered into indemnification agreements with each of our directors and members of our executive management team. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Medisun

Cardio3 BioSciences Asia Ltd was a joint venture created in July 2014 with Medisun International, a financial partner and shareholder of the Group. The joint venture aimed to initiate the clinical development of C-Cure and further commercialize C-Cure in Greater China. Until August 2015, the Group owned 40% of the shares of Cardio3 BioSciences Asia Ltd. The Group had no commitments relating to its joint venture and there are no contingent liabilities relating to the Group’s interest in the joint venture.

Pursuant the terms of the new license agreement executed in August 2015, Celyad SA sold all of its shares on Cardio3 BioSciences Asia to Medisun for €1. Cardio3 BioSciences Asia was deconsolidated from the Group financial statements as of 30 June 2015.

Related-Party Transactions Policy

Article 524 of the Belgian Company Code provides for a special procedure that applies to intragroup or related party transactions with affiliates. The procedure applies to decisions or transactions between us and our affiliates that are not one of our subsidiaries. Prior to any such decision or transaction, our board of directors must appoint a special committee consisting of three independent directors, assisted by one or more independent experts. This committee must assess the business advantages and disadvantages of the decision or transaction, quantify its financial consequences and determine whether the decision or transaction causes a disadvantage to us that is manifestly illegitimate in view of our policy. If the committee determines that the decision or transaction is not illegitimate but will prejudice us, it must analyze the advantages and disadvantages of such decision or transaction and set out such considerations as part of its advice. Our board of directors must then make a decision, taking into account the opinion of the committee. Any deviation from the committee’s advice must be justified. Directors who have a conflict of interest are not entitled to participate in the deliberation and vote. The committee’s advice and the decision of the board of directors must be notified to our statutory auditor, who must render a separate opinion. The conclusion of the committee, an excerpt from the minutes of the board of directors and the opinion by the statutory auditor must be included in our annual report. This procedure does not apply to decisions or transactions in the ordinary course of business under customary market conditions and security documents, or to transactions or decisions with a value of less than 1% of our net assets as shown in our consolidated annual accounts.

In addition to this, our corporate governance charter provides for guidelines for transactions between us and our directors or members of the executive management team. According to such guidelines:

•	A member of our board of directors or executive management team will in any event be considered to have a conflict of interests if:

•	he/she has a personal financial interest in a company with which we intend to enter into a transaction;

•	he/she, his/her spouse, registered partner or other life companion, foster child or relative by blood or marriage up to the second degree is a member of the executive management of or board of a company with which we intend to enter into a transaction;

•	he/she is a member of the board or executive management of, or holds similar office with, a company with which we intend to enter into a transaction;

•	under applicable law, including the rules of any stock market on which our shares may be listed, such conflict of interests exists or is deemed to exist.

Each member of the board of directors or each member of the executive management team must immediately report any potential conflict of interests to the chairman and to the other members of the board of directors or of the executive management team, as the case may be. The members concerned must provide the chairman and the other members of the board of directors or of executive management team, as the case may be, with all information relevant to the conflict, including information relating to the persons with whom he has a family law relationship (his/her spouse, registered partner or other life companion, foster child or relative by blood or marriage up to the second degree) to the extent relevant for the assessment of the existence of a conflict of interests. The chairman of the board of directors or of the executive management team will determine whether a reported (potential) conflict of interests qualifies as a conflict of interests.

If this is the case, a member of the board of directors or of the executive management team, as the case may be, must not participate in the discussions or decision-taking process of the board of directors or of the executive management team, as the case may be, on a subject or transaction in relation to which he has a conflict of interests with us. This transaction, if approved, must be concluded on term customary in the sector concerned and be approved, in the case of a decision by the executive management team, by the board of directors. Without prejudice to the foregoing, each member of the board of directors who is faced, directly or indirectly, with a financial interest that conflicts with a decision or transaction within the competence of the board of directors, within the meaning of Article 523, or Article 524ter of the Belgian Company Code, as the case may be, must inform the other members of the board of directors thereof prior to the deliberations. The declaration, as well as the justification, must be included in the minutes of the relevant meeting of the board of directors. The relevant member of the board of directors must inform the statutory auditor of his conflict of interests. With a view to publication in the annual report, the board of directors must set out in its minutes the nature of the decision or transaction and the justification thereof, including the financial consequences of the decision or transaction for us. In the case of a conflict of interests within the executive management team, a copy of the minutes of the executive management team must be submitted to the board of directors at its next meeting. The chairman must procure that all these transactions involving conflicts of interests will be referred to in the annual report, with a declaration that the provisions in our corporate governance charter have been complied with.

C. Interest of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Our consolidated financial statements are appended at the end of this Annual Report, starting at page F-1, and incorporated herein by reference.

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares. We do not anticipate paying cash dividends on our equity securities in the foreseeable future and intend to retain all available funds and any future earnings for use in the operation and expansion of our business. All of the ordinary shares, including in the form of the ADSs, offered by this report will have the same dividend rights as all of our other outstanding ordinary shares. In general, distributions of dividends proposed by our board of directors require the approval of our shareholders at a meeting of shareholders with a simple majority vote, although our board of directors may declare interim dividends without shareholder approval, subject to the terms and conditions of the Belgian Company Code.

Pursuant to Belgian law, the calculation of amounts available for distribution to shareholders, as dividends or otherwise, must be determined on the basis of our non-consolidated statutory financial accounts prepared under Belgian GAAP, and not on the basis of IFRS consolidated accounts. In addition, under the Belgian Company Code, we may declare or pay dividends only if, following the declaration and issuance of the dividends, the amount of our net assets on the date of the closing of the last financial year according to our statutory annual accounts (i.e., the amount of the assets as shown in the balance sheet, decreased with provisions and liabilities, all as prepared in accordance with Belgian accounting rules), decreased with the non-amortized costs of incorporation and expansion and the non-amortized costs for research and development, does not fall below the amount of the paid-up capital (or, if higher, the called capital), increased with the amount of non-distributable reserves. Finally, prior to distributing dividends, we must allocate at least 5% of our annual net profits (under our non-consolidated statutory accounts prepared in accordance with Belgian accounting rules) to a legal reserve, until the reserve amounts to 10% of our share capital.

For information regarding the Belgian withholding tax applicable to dividends and related U.S. reimbursement procedures, see ‘‘Material income tax considerations—Belgian Tax Consequences.’’

Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

B. Significant Changes

In January 2016, employees, consultants and directors accepted in total 285,550 warrants offered in November 2015. The warrants are part of the 466,000 warrants issued by the Board of Directors held on October 28, 2015, pursuant to the warrants plan which was approved by the Extraordinary Shareholders Meeting held on November 5, 2015. These warrants will be vested over 2016, 2017 and 2018 and may become exercisable as early as January 2019.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The ADS have been listed on NASDAQ under the symbol “CYAD” since June 19, 2015. Prior to that date, there was no public trading market for ADSs. Our ordinary shares have been trading on Euronext Brussels and Euronext Paris under the symbol “CYAD” since July 5, 2013 . Prior to that date, there was no public trading market for ADSs or our ordinary shares. The following tables set forth for the periods indicated the reported high and low sale prices per ADS in U.S. dollars and per ordinary share on Euronext Brussels in euros.

Euronext Brussels

Period	High	Low
Annual
2013 (beginning July 5, 2013)	€32.80	€12.43
2014	€54.86	€24.67
2015	€70.95	€30.50
Quarterly
Third Quarter 2013 (beginning July 5, 2013)	€21.45	€13.99
Fourth Quarter 2013	€26.30	€12.50
First Quarter 2014	€54.86	€24.67
Second Quarter 2014	€48.75	€32.00
Third Quarter 2014	€43.00	€34.00
Fourth Quarter 2014	€39.89	€28.01
First Quarter 2015	€47.85	€33.61
Second Quarter 2015	€70.95	€43.54
Third Quarter 2015	€57.98	€33.62
Fourth Quarter 2015	€49.45	€30.50
Month Ended
August 2015	€53.15	€37,60
September 2015	€43	€33,62
October 2015	€39.99	€30,50
November 2015	€46.97	€35,07
December 2015	€49.445	€42,11
January 2016	€47.55	€30.33
February 2016	€37.49	€29.51

Nasdaq Listing

Period	High	Low
Annual 2015	$67.94	$33.84
Third Quarter 2015	$62.00	$37.00
Fourth Quarter 2015	$54.90	$33.84
June 2015	$67.94	$49.73

July 2015	$62.00	$47.52
August 2015	$57.96	$44.47
September 2015	$49.79	$37.00
October 2015	$44.50	$33.84
November 2015	$54.16	$39.43
December 2015	$54.90	$45.06
January 2016	$55.10	$32.00
February 2016	$41.14	$32.81

On February 29, 2016, the last reported sale price of the ADSs on Nasdaq was $41.10 per ADS, and the last reported sale price of the ordinary shares on Euronext Brussels was €37.49 per share.

B. Plan of Distribution

Not applicable.

C. Markets

The ADS have been listed on the Nasdaq under the symbol “CYAD” since June 19, 2015 and on the Euonext Brussels and Euronext Paris under symbol CYAD (ordinary share) since 5th July 2013.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information set forth in our prospectus dated June 18, 2015, filed with the SEC pursuant to Rule 424(b), under the headings “Description of Share Capital—Articles of Association and Other Share Information,” “Description of Share Capital—Description of the Rights and Benefits Attached To Our Shares, and “Description of Share Capital—Belgian Law” is incorporated herein by reference.

C. Material Contracts

We entered into an underwriting agreement among UBS Investment Bank and Piper Jaffray & Co., as representatives of the underwriters, on June 18, 2015, with respect to the ADSs and ordinary shares sold in our global offering. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities. For additional information on our material contracts, please see Item 4 and Item 6 of this Annual Report on 20-F.

D. Exchange Controls

Exchange Controls and Limitations Affecting Shareholders

There are no Belgian exchange control regulations that impose limitations on our ability to make, or the amount of, cash payments to residents of the United States.

We are in principle under an obligation to report to the National Bank of Belgium certain cross-border payments, transfers of funds, investments and other transactions in accordance with applicable balance-of-payments statistical reporting obligations. Where a cross-border transaction is carried out by a Belgian credit institution on our behalf, the credit institution will in certain circumstances be responsible for the reporting obligations.

E. Taxation

Material income tax considerations

The information presented under the caption “Certain Material U.S. Federal Income Tax Considerations to U.S. Holders” below is a discussion of certain material U.S. federal income tax considerations to a U.S. holder (as defined below) of investing in ADSs. The information presented under the caption “Belgian Tax Consequences” is a discussion of the material Belgian tax consequences of investing in ADSs.

You should consult your tax advisor regarding the applicable tax consequences to you of investing in ADSs under the laws of the United States (federal, state and local), Belgium, and any other applicable foreign jurisdiction.

Certain Material U.S. Federal Income Tax Considerations to U.S. Holders

The following is a summary of certain material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of ADSs by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S. holders that are initial purchasers of the ADSs pursuant to the global offering and that will hold such ADSs as capital assets. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address tax considerations applicable to a holder of ADSs that may be subject to special tax rules including, without limitation, the following:

•	banks, financial institutions or insurance companies;

•	brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;

•	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	persons that hold the ADSs as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or persons that will hold the ADSs through such an entity;

•	certain former citizens or long term residents of the United States;

•	holders that own directly, indirectly, or through attribution 10% or more of the voting power or value of our ADSs and shares; and

•	holders that have a “functional currency” other than the U.S. dollar.

Further, this summary does not address the U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local, or non-U.S. tax considerations of the acquisition, ownership and disposition of the ADSs.

This description is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, and the income tax treaty between Belgium and the United States, in each case as in effect and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service (the “IRS”) will not take a contrary or different position concerning the tax consequences of the acquisition, ownership and disposition of the ADSs and that such a position would not be sustained. Holders should consult their own tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning, and disposing of the ADSs in their particular circumstances.

For the purposes of this summary, a “U.S. holder” is a beneficial owner of ADSs that is (or is treated as), for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds ADSs, the U.S. federal income tax consequences relating to an investment in the ADSs will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor regarding the U.S. federal income tax considerations of acquiring, owning and disposing of the ADSs in its particular circumstances.

In general, a U.S. holder who owns ADSs will be treated as the beneficial owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will generally be recognized if a U.S. holder exchanges ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concern that parties to whom ADSs are released before shares are delivered to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of ADSs. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of Belgian taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. holders, each described below, could be affected by actions taken by such parties or intermediaries.

As indicated below, this discussion is subject to U.S. federal income tax rules applicable to a “passive foreign investment company,” or a PFIC.

Persons considering an investment in the ADSs should consult their own tax advisors as to the particular tax consequences applicable to them relating to the acquisition, ownership and disposition of the ADSs, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Distributions. We do not expect to make distributions with respect to the ADSs in the foreseeable future. Subject to the discussion under “Passive Foreign Investment Company Considerations,” below, the gross amount of any distribution (before reduction for any amounts withheld in respect of Belgian withholding tax) actually or constructively received by a U.S. holder with respect to ADSs generally will be taxable to the U.S. holder as a dividend to the extent of the U.S. holder’s pro rata share of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ADSs. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder has held the ADSs for more than one year as of the time such distribution is received. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Non-corporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on ADSs applicable to long term capital gains (i.e., gains from the sale of capital assets held for more than one year) applicable to qualified dividend income (as discussed below) if we are a “qualified foreign corporation” and certain other requirements (discussed below) are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ADSs which are readily tradable on an established securities market in the United States. The ADSs will be listed on the NASDAQ Global Market which is an established securities market in the United States. While there can be no assurance that the ADSs will be readily tradable on the NASDAQ Global Market, we anticipate that the ADSs will be readily tradable on the NASDAQ Global Market. Therefore, unless we are a PFIC in the year a dividend is paid or in the preceding year, dividends received by non-corporate U.S. holders should be taxed at the reduced rates applicable to long-term capital gains, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121 day period beginning 60 days before the ex-dividend date) and certain other requirements are met. Dividends received by a corporate U.S. holder will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders.

A U.S. holder generally may claim the amount of any Belgian withholding tax as either a deduction from gross income or a credit against U.S. federal income tax. However, the foreign tax credit is subject to numerous complex limitations that must be determined and applied on an individual basis. Generally, the credit cannot exceed the proportionate share of a U.S. holder’s U.S. federal income tax that such U.S. holder’s foreign source taxable income bears to such U.S. holder’s worldwide taxable income. In applying this limitation, a U.S. holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. The amount of a distribution with respect to the ADSs that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Belgian income tax purposes, potentially resulting in a reduced foreign tax credit for the U.S. holder. Each U.S. holder should consult its own tax advisors regarding the foreign tax credit rules.

In general, the amount of a distribution paid to a U.S. holder in a foreign currency will be the dollar value of the foreign currency calculated by reference to the spot exchange rate on the day the U.S. holder receives the distribution, regardless of whether the foreign currency is converted into U.S. dollars at that time. The U.S. holder will take a tax basis in the foreign currency equal to their U.S. dollar equivalent on such date. The conversion of the foreign currency into U.S. dollars at a later date will give rise to foreign currency exchange gain or loss equal to the difference between their U.S. dollar equivalent at such later time and their tax basis. Any foreign currency gain or loss a U.S. holder recognizes on a subsequent conversion of foreign currency into U.S. dollars will be U.S. source ordinary income or loss. If a distribution received in a foreign currency is converted into U.S. dollars on the day they are received, a U.S. holder should not be required to recognize foreign currency gain or loss in respect of the distribution. For foreign credit limitation purposes, distributions paid on ADSs that are treated as dividends will generally be foreign source income and will generally constitute passive category income.

Sale, Exchange or Other Taxable Disposition of the ADSs. A U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of ADSs in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder’s tax basis for those ADSs. Subject to the discussion under “Passive Foreign Investment Company Considerations” below, this gain or loss will generally be a capital gain or loss. The adjusted tax basis in the ADSs generally will be equal to the cost of such ADSs. Capital gain from the sale, exchange or other taxable disposition of ADSs by a non-corporate U.S. holder is generally eligible for the preferential rate of taxation applicable to long-term capital gains, if the non-corporate U.S. holder’s holding period determined at the time of such sale, exchange or other taxable disposition for such ADSs exceeds one year. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. holder recognizes generally will be treated as U.S. source gain or loss for foreign tax credit limitation purposes.

Medicare Tax. Certain U.S. holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of ADSs. Each U.S. holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in the ADSs.

Passive Foreign Investment Company Considerations. If we are classified as a PFIC in a taxable year when a U.S. holder owns our ADSs, the U.S. holder will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that the U.S. holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of its subsidiaries, either: (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of its total gross assets (which, assuming we are not a controlled foreign corporation for the year being tested, would be measured by fair market value of our assets, and for which purpose the total value of our assets may be determined in part by the market value of the ADSs and our ordinary shares, which are subject to change) is attributable to assets that produce “passive income” or are held for the production of “passive income.”

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions and the excess of gains over losses from the disposition of assets which produce passive income. Generally, a non-U.S. corporation that owns directly or indirectly at least 25% by value of the stock of another corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. holder owns ADSs, we will generally be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns the ADSs, regardless of whether we continue to meet the tests described above.

Whether we are a PFIC for any taxable year will depend on the composition of our income and the projected composition and estimated fair market value of our assets in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year. The market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to fluctuate after the global offering. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash proceeds from the global offering in our business.

Based on the foregoing, we believe we were a PFIC for our 2014 taxable year and with respect to our 2015 taxable year, we expect that we will be a PFIC based upon the expected value of our assets, including any goodwill, and the expected composition of our income and assets, however, as previously mentioned, we cannot provide any assurances regarding our PFIC status for the current or future taxable years.

If we are a PFIC, and you are a U.S. holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for the ADSs) and (b) any gain recognized on the sale or other disposition of the ADSs. Under this regime, any excess distribution and recognized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been recognized ratably over your holding period, (b) the amount deemed recognized in each year had been subject to tax in such year at the highest marginal rate for such year (other than income allocated to the current year and any taxable year before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.”

Certain elections exist that may alleviate some of the adverse consequences of PFIC status. A U.S. holder may make an election to mark-to-market the U.S. holder’s ADSs. An electing U.S. holder will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss the excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously recognized as a result of the mark-to-market election). The U.S. holder’s tax basis in the ADSs will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). Gain or loss recognized on the sale or other disposition of ADSs in a year when we are not a PFIC will be a capital gain or loss. The mark-to-market election is available only if we are a PFIC and the ADSs are “regularly traded” on a “qualified exchange.” The ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principal purposes the meeting of the trading requirement as disregarded). The NASDAQ Global Market is a qualified exchange for this purpose and, consequently, if the ADSs are regularly traded, the mark-to-market election will be available to a U.S. holder.

We do not currently intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we are treated as a PFIC for any taxable year. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

If we are determined to be a PFIC, the general tax treatment for U.S. Holders described in this section would apply to indirect distributions and gains deemed to be recognized by U.S. Holders in respect of any of our subsidiaries that also may be determined to be PFICs.

If a U.S. holder owns ADSs during any taxable year in which we are a PFIC, the U.S. holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company, generally with the U.S. holder’s federal income tax return for that year. If our company were a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their own tax advisers with respect to the acquisition, ownership and disposition of the ADSs, the consequences to them of an investment in a PFIC, any elections available with respect to the ADSs and the IRS information reporting obligations with respect to the acquisition, ownership and disposition of the ADSs.

Backup Withholding and Information Reporting. U.S. holders generally will be subject to information reporting requirements with respect to dividends on ADSs and on the proceeds from the sale, exchange or disposition of ADSs that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an “exempt recipient.” In addition, U.S. holders may be subject to backup withholding on such payments, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Asset Reporting. Certain U.S. holders who are individuals are required to report information relating to an interest in the ADSs, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of the ADSs.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN ADSS IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

Belgian Tax Consequences

The following paragraphs are a summary of material Belgian tax consequences of the ownership of ADSs by an investor. The summary is based on laws, treaties and regulatory interpretations in effect in Belgium on the date of this document, all of which are subject to change, including changes that could have retroactive effect.

The summary only discusses Belgian tax aspects which are relevant to U.S. holders of ADSs, or ‘‘Holders.’’ This summary does not address Belgian tax aspects which are relevant to persons who are fiscally resident in Belgium or who avail of a permanent establishment or a fixed base in Belgium to which the ADSs are effectively connected.

This summary does not purport to be a description of all of the tax consequences of the ownership of ADSs, and does not take into account the specific circumstances of any particular investor, some of which may be subject to special rules, or the tax laws of any country other than Belgium. This summary does not describe the tax treatment of investors that are subject to special rules, such as banks, insurance companies, collective investment undertakings, dealers in securities or currencies, persons that hold, or will hold, ADSs in a position in a straddle, share-repurchase transaction, conversion transactions, synthetic security or other integrated financial transactions. Investors should consult their own advisers regarding the tax consequences of an investment in ADSs in the light of their particular circumstances, including the effect of any state, local or other national laws.

In addition to the assumptions mentioned above, it is also assumed in this discussion that for purposes of the domestic Belgian tax legislation, the owners of ADSs will be treated as the owners of the ordinary shares represented by such ADSs. However, the assumption has not been confirmed by or verified with the Belgian Tax Authorities.

Dividend Withholding Tax

As a general rule, a withholding tax of 25% is levied on the gross amount of dividends paid on the ordinary shares represented by the ADSs, subject to such relief as may be available under applicable domestic or tax treaty provisions.

Dividends subject to the dividend withholding tax include all benefits attributed to the ordinary shares represented by the ADSs, irrespective of their form, as well as reimbursements of statutory share capital by us, except reimbursements of fiscal capital made in accordance with the Belgian Company Code. In principle, fiscal capital includes paid-up statutory share capital, and subject to certain conditions, the paid-up issue premiums and the cash amounts subscribed to at the time of the issue of profit sharing certificates.

In case of a redemption by us of our own shares represented by ADSs, the redemption distribution (after deduction of the portion of fiscal capital represented by the redeemed shares) will be treated as a dividend which in principle is subject to the withholding tax of 25%, subject to such relief as may be available under applicable domestic or tax treaty provisions. In case of a liquidation of our company, any amounts distributed in excess of the fiscal capital will also be treated as a dividend, and will in principle be subject to a 25% withholding tax, subject to such relief as may be available under applicable domestic or tax treaty provisions.

For non-residents the dividend withholding tax, if any, will be the only tax on dividends in Belgium, unless the non-resident avails of a fixed base in Belgium or a Belgian permanent establishment to which the ADSs are effectively connected.

Relief of Belgian Dividend Withholding Tax

Under the Belgium-United States Tax Treaty, or the Treaty, under which we are entitled to benefits accorded to residents of Belgium, there is a reduced Belgian withholding tax rate of 15% on dividends paid by us to a U.S. resident which beneficially owns the dividends and is entitled to claim the benefits of the Treaty under the limitation of benefits article included in the Treaty (“a Qualifying Holder”).

If such Qualifying Holder is a company that owns directly at least 10% of our voting stock, the Belgian withholding tax rate is further reduced to 5%. No withholding tax is however applicable if the Qualifying Holder, is either of the following:

•	a company that is a resident of the United States that has owned directly ADSs representing at least 10% of our capital for a twelve-month period ending on the date the dividend is declared, or

•	a pension fund that is a resident of the United States, provided that such dividends are not derived from the carrying on of a business by the pension fund or through an associated enterprise.

Under the normal procedure, we or our paying agent must withhold the full Belgian withholding tax, without taking into account the reduced Treaty rate. Qualifying Holders may then make a claim for reimbursement for amounts withheld in excess of the rate defined by the Treaty. The reimbursement form (Form 276 Div-Aut.) may be obtained by letter from the Bureau Central de Taxation Bruxelles-Etranger, Boulevard du Jardin Botanique 50 boîte 3429, 1000 Brussels, Belgium, by fax at +32 (0) 257/968 42 or via email at ctk.db.brussel.buitenland@minfin.fed.be. Qualifying Holders may also, subject to certain conditions, obtain the reduced Treaty rate at source. Qualifying Holders should deliver a duly completed Form 276 Div-Aut. no later than 10 days after the date on which the dividend has been paid or attributed (whichever comes first).

U.S. holders should consult their own tax advisors as to whether they qualify for reduction or exemption in/from withholding tax upon payment or attribution of dividends, and as to the procedural requirements for obtaining a reduced withholding tax upon the payment of dividends or for making claims for reimbursement.

Withholding tax is also not applicable, pursuant to Belgian domestic tax law, on dividends paid to a U.S. pension fund which satisfies the following conditions:

(i)	to be a legal entity with fiscal residence in the United States and without a permanent establishment or fixed base in Belgium,

(ii)	whose corporate purpose consists solely in managing and investing funds collected in order to pay legal or complementary pensions,

(iii)	whose activity is limited to the investment of funds collected in the exercise of its statutory mission, without any profit making aim and without operating a business in Belgium,

(iv)	which is exempt from income tax in the United States, and

(v)	provided that it (save in certain particular cases as described in Belgian law) is not contractually obligated to redistribute the dividends to any ultimate beneficiary of such dividends for whom it would manage the shares or ADSs, nor obligated to pay a manufactured dividend with respect to the shares or ADSs under a securities borrowing transaction. The exemption will only apply if the U.S. pension fund provides an affidavit confirming that it is the full legal owner or usufruct holder of the shares or ADSs and that the above conditions are satisfied. The organization must then forward that affidavit to us or our paying agent.

Capital Gains and Losses

Pursuant to the Treaty, capital gains and/or losses realized by a Qualifying Holder from the sale, exchange or other disposition of ADSs are exempt from tax in Belgium.

Capital gains realized on ADSs by a corporate Holder who is not a Qualifying Holder are generally not subject to taxation in Belgium unless such Holder is acting through a Belgian establishment to which the ADSs are effectively connected (in which case a 33.99%, 25.75%, 0.412% or 0% tax on the capital gain may apply, depending on the particular circumstances). Capital losses are generally not tax deductible.

Private individual Holders which are not Qualifying Holders and which are holding ADSs as a private investment will, as a rule, not be subject to tax in Belgium on any capital gains arising out of a disposal of ADSs. Losses will, as a rule, not be tax deductible.

However, if the gain realized by such individual Holders on ADSs is deemed to be realized outside the scope of the normal management of such individual’s private estate and the capital gain is obtained or received in Belgium, the gain will be subject to a final tax of 30.28%.

Moreover, capital gains realized by such individual Holders on the disposal of ADSs for consideration, outside the exercise of a professional activity, to a non-resident corporation (or a body constituted in a similar legal form), to a foreign state (or one of its political subdivisions or local authorities) or to a non-resident legal entity that is established outside the European Economic Area, are in principle taxable at a rate of 16.5% if, at any time during the five years preceding the realization event, such individual Holders own or have owned directly or indirectly, alone or with his/her spouse or with certain other relatives, a substantial shareholding in us (that is, a shareholding of more than 25% of our shares).

Capital gains realized by a Holder upon the redemption of ADSs or upon our liquidation will generally be taxable as a dividend. See ‘‘Dividend Withholding Tax.’’

Estate and Gift Tax

There is no Belgium estate tax on the transfer of ADSs on the death of a Belgian non-resident. Donations of ADSs made in Belgium may or may not be subject to gift tax depending on the modalities under which the donation is carried out.

Belgian Tax on Stock Exchange Transactions

A stock market tax is normally levied on the purchase and the sale and on any other acquisition and transfer for consideration in Belgium of ADSs through a professional intermediary established in Belgium on the secondary market, so-called ‘‘secondary market transactions.’’ The tax is due from the transferor and the transferee separately. The applicable rate amounts to 0.27% of the consideration paid but with a cap of 800 euros per transaction and per party.

Belgian non-residents who purchase or otherwise acquire or transfer, for consideration, ADSs in Belgium for their own account through a professional intermediary may be exempt from the stock market tax if they deliver a sworn affidavit to the intermediary in Belgium confirming their non-resident status.

In addition to the above, no stock market tax is payable by: (i) professional intermediaries described in Article 2, 9 and 10 of the Law of August 2, 2002 acting for their own account, (ii) insurance companies described in Article 2, §1 of the Law of July 9, 1975 acting for their own account, (iii) professional retirement institutions referred to in Article 2, §1 of the Law of October 27, 2006 relating to the control of professional retirement institutions acting for their own account, or (iv) collective investment institutions acting for their own account. No stock exchange tax will thus be due by Holders on the subscription, purchase or sale of ADSs, if the Holders are acting for their own account. In order to benefit from this exemption, the Holders must file with the professional intermediary in Belgium a sworn affidavit evidencing that they are non-residents for Belgian tax purposes.

Proposed Financial Transactions Tax

The European Commission has published a proposal for a Directive for a common financial transactions tax, or FTT, in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia, or collectively, the Participating Member States.

The proposed FTT has a very broad scope and could, if introduced in its current form, apply to certain dealings in ADS’s in certain circumstances. Under current proposals, the FTT could apply in certain circumstances to persons both within and outside of the Participating Member States. Generally, it would apply to certain dealings in ADSs where at least one party is a financial institution, and at least one party is established in a Participating Member State.

A financial institution may be, or be deemed to be, ‘‘established’’ in a Participating Member State in a broad range of circumstances, including by transacting with a person established in a Participating Member State.

The FTT proposal remains subject to negotiation between the Participating Member States. It may therefore be altered prior to any implementation. Joint statements issued by participating Member States indicate an intention to implement the FTT by 1 January 2016. Additional E.U. Member States may decide to participate. Prospective Holders of ADSs are advised to seek their own professional advice in relation to the FTT.

F. Dividends and Paying Agents

Not applicable

G. Statement by Experts

Not applicable

H. Documents on Display

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements will file reports with the SEC. Those reports may be inspected without charge at the locations described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Nevertheless, we will file with the SEC an Annual Report on Form 20-F containing financial statements that have been examined and reported on, with and opinion expressed by an independent registered public accounting firm.

We maintain a corporate website at www.celyad.com. We intend to post our Annual Report on Form 20-F on our website promptly following it being filed with the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report on Form 20-F. We have included our website address in this Annual Report on Form 20-F solely as an inactive textual reference.

You may also review a copy of this Annual Report on Form 20-F, including exhibits and any schedule filed herewith, and obtain copies of such materials at prescribed rates, at the SEC’s Public Reference Room in Room 1580, 100 F Street, NE, Washington, D.C. 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Celyad, that file electronically with the SEC.

With respect to references made in this Annual Report on Form 20-F to any contract or other document of Celyad, such references are not necessarily complete and you should refer to the exhibits attached or incorporated by reference to this Annual Report on Form 20-F for copies of the actual contract or document.

I. Subsidiary Information

Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of financial risks: market risk (including foreign exchange risk and interest rate risk), credit risk and liquidity risk. Our overall risk management program focuses on preservation of capital given the unpredictability of financial markets.

Foreign exchange risk

We are exposed to foreign exchange risk as certain collaborations or supply agreements of raw materials are denominated in USD. Moreover we have also investments in foreign operations, whose net assets are exposed to foreign currency translation risk (USD). So far, because of the materiality of the exposure, we did not enter into any currency hedging arrangements. No sensitivity has been performed on the foreign exchange risk as up till now we still consider this risk as immaterial.

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the USD. Our functional currency is the Euro, but we have several of our product suppliers and clinical vendors invoicing US in USD or in other currencies. In addition, we plan to convert a substantial portion of the proceeds from the global offering to Euro.

We have not established any formal practice to manage the foreign exchange risk against our functional currency. As of December 31, 2015, we had no trade receivables denominated in USD and had trade payables denominated in USD of $5.96 million.

Foreign exchange rate movements had no material effect on our results for the years ended December 31, 2015, 2014 and 2013. Because of our growing activities in the United States, the foreign exchange risk may increase in the future.

In 2015, the percentage of our total costs expressed in $ represented ~17% or $7.5 Mio. In the same period of 2014, it was 14 % or $3.8 Mio. In 2016, the part of the $ expressed costs will increase due to the establishing of the US team & offices as well as the large part of CHART 2 clinical studies to be initiated in the US.

Liquidity risk

Based on our current operating plans, we believe that the anticipated net proceeds of the global offering, together with our existing cash and cash equivalents and short term investments, will be sufficient to fund our operations through at least the end of 2017.

JOBS Act Exemptions

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce reporting requirements for an “emerging growth company.” We are qualified as an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, we are electing to take advantage of the following exemptions:

•	including disclosure of two years of audited financial statements, as opposed to three years, in addition to any required interim financial statements;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

•	to the extent that we are no longer qualify as a foreign private issuer, (1) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements; and (2) exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of (1) the last day of the fiscal year in which we have more than $1.0 billion in annual revenue; (2) the date we are qualified as a “large accelerated filer,” with at least $700 million of equity securities; (3) the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities held by non-affiliates; and (4) the last day of the fiscal year ending after the fifth anniversary of our U.S. initial public offering. We may choose to take advantage of some but not all of these exemptions. For example, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Given that we currently report and expect to continue to report under IFRS as issued by the IASB, we have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB. We have taken advantage of reduced reporting requirements in this Annual Report. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable

B. Warrants and Rights

Not applicable

C. Other Securities

Not applicable

D. American Depositary Shares

Description of American depositary shares

Citibank, N.A. is the depositary for our American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank International Limited, located at EGSP 186, 1 North Wall Quay, Dublin 1 Ireland.

We have appointed Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6.

Fees and Charges

Pursuant to the terms of the deposit agreement, the holders of ADSs will be required to pay the following fees:

Service		Fees

➢	Issuance of ADSs upon deposit of shares (excluding issuances as a result of distributions of shares)	Up to U.S. 5¢ per ADS issued

➢	Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled

➢	Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held

➢	Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

➢	Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares)	Up to U.S. 5¢ per ADS held

➢	ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary

As an ADS holder you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•	the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•	the expenses and charges incurred by the depositary in the conversion of foreign currency;

•	the fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and

•	the fees and expenses incurred by the depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited property.

ADS fees and charges payable upon (i) deposit of ordinary shares against issuance of ADSs and (ii) surrender of ADSs for cancellation and withdrawal of ordinary shares are charged to the person to whom the ADSs are delivered (in the case of ADS issuances) and to the person who delivers the ADSs for cancellation (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC or presented to the depositary via DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs or the DTC participant(s) surrendering the ADSs for cancellation, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account(s) of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participant(s) as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

PART II

The deposit agreement and the ADSs will be interpreted in accordance with the laws of the State of New York. The rights of holders of ordinary shares (including ordinary shares represented by ADSs) are governed by the laws of Belgium.

ITEM 13. DEFAULTS. DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Global Offering

In June 2015, we raised gross proceeds of €88.0 million in our global offering of 1,460,000 ordinary shares, consisting of an underwritten public offering of 1,168,000 ADSs and a concurrent European private placement of 292,000 ordinary shares, at a price of $68.56 per ADS and €60.25 per ordinary share.

The net offering proceeds to us, after deducting underwriting discounts and commissions and offering expenses, were approximately €77 million.

A portion of the net proceeds from our global offering was used for research and development and general corporate purposes. The balance is held in cash and cash equivalents and is intended to also be used for the same purposes. None of the net proceeds of our global offering were paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

ITEM 15. CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures as such term is defined in Rules 13(a) - 15(e) and 15(d) - 15(e) under the Securities Exchange Act of 1934, as amended, that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Disclosure controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives.

Our Management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will provide absolute assurance that all appropriate information will, in fact, be communicated to Management to allow timely decisions to be made or prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Additionally, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected or that our control system will operate effectively under all circumstances. Moreover, the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Our chief executive officer (principal executive officer) and chief operating officer (principal financial officer) has carried out an evaluation of the effectiveness of our disclosure controls and procedures as of December 31 ,2015. Based on that evaluation, Management has identified a material weakness associated to the segregation of duties (as described below) and therefore, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures were ineffective as of December 31, 2015.

Management identified the following material weakness as of December 31, 2015.

The Company did not maintain an adequate segregation of duties with respect to internal control over financial reporting and payroll processing. We have limited accounting personnel with the appropriate level of accounting and payroll knowledges, experience, and training commensurate with our financial reporting requirements to enable effective and proper segregation of duties to allow for appropriate monitoring of financial reporting matters and internal control over financial reporting. These control deficiencies did not result in material adjustments to the financial statements, however there is a reasonable possibility that a material misstatement of the annual financial statements would not have been prevented or detected on a timely basis due to the failure to design and implement appropriate segregation of duty controls

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

There were changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting. As of December 31 2014, we reported three material weaknesses (reference is made to the F-1 prospectus filed in June 2015). Since then, we have taken several remedial actions to address these material weaknesses. In particular, we have hired in 2015 additional staff for the finance and legal departments, including a corporate controller and legal advisor. Also, the Group is working with an independent firm to better define, formalize and upgrade (when the case may be) our internal controls and processes with the goal of being compliant with the SOX regulation by end of 2016.

As a result of these actions, two out of three material weaknesses identified in the F-1 registration document are no longer valid. The lack of accounting resources to fulfill the reporting requirements of IFRS and the lack of comprehensive knowledge of IFRS accounting policies are no longer identified as material weaknesses as of December 31, 2015.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEES FINANCIAL EXPERT

Audit Committee

Our board of directors has determined that Chris Buyse is an audit committee financial expert as defined by SEC rules and has the requisite financial sophistication under the applicable rules and regulations of the Nasdaq Stock Market. Chris Buyse is independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.

ITEM 16B. CODE OF BUSINESS AND ETHICS

We have adopted a Code of Business Conduct and Ethics, or the Code of Conduct, that is applicable to all of our employees, executive officers and directors. The Code of Conduct is available on our website at www.celyad.com. The audit committee of our board of directors will be responsible for overseeing the Code of Conduct and will be required to approve any waivers of the Code of Conduct for employees, executive officers and directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

PwC Reviseurs d’Entreprises sccrl has been our Auditor since 05/05/2014 as decided by the Annual General Assembly. Ernst & Young served as auditor of the Company since inception until 05/05/2014. Hereunder the fees billed by our Auditors for the last three years: In 2014, are included E&Y Auditors for an amount of 20K€.

	Year Ended December 31,
	2015	2014		2013
	(euro in thousands)
Audit Fees	139	50		39
Audit-Related Fees	519		—	102
Tax Fees			—	0
Other Fees	19	13	—	32
Total	677	63		173

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC. In 2015, “Audit Fees” also include fees billed for assurance and related services regarding our global offering.

“Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees.

“Tax Fees” are the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning related services.

“Other Fees” are any additional amounts billed for products and services provided by the principal accountant.

Audit and Non-Audit Services Pre-Approval Policy

The audit committee has responsibility for appointing, setting compensation of and overseeing the work of the independent registered public accounting firm. In recognition of this responsibility, the audit committee has adopted a policy governing the pre-approval of all audit and permitted non-audit services performed by our independent registered public accounting firm to ensure that the provision of such services does not impair the independent registered public accounting firm’s independence from us and our management. Unless a type of service to be provided by our independent registered public accounting firm has received general pre-approval from the audit committee, it requires specific pre-approval by the audit committee. The payment for any proposed services in excess of pre-approved cost levels requires specific pre-approval by the audit committee.

Pursuant to its pre-approval policy, the audit committee may delegate its authority to pre-approve services to the chairperson of the Audit Committee. The decisions of the chairperson to grant pre-approvals must be presented to the full audit committee at its next scheduled meeting. The audit committee may not delegate its responsibilities to pre-approve services to the management.

The audit committee has considered the non-audit services provided by PwC Reviseurs d’Entreprises sccrl s as described above and believes that they are compatible with maintaining PwC Reviseurs d’Entreprises sccrl independence as our independent registered public accounting firm.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Along with our articles of association, we adopted a corporate governance charter in accordance with the recommendations set out in the Belgian Corporate Governance Code issued on March 12, 2009 by the Belgian Corporate Governance Committee. The Belgian Corporate Governance Code is based on a “comply or explain” system: Belgian listed companies are expected to follow the Belgian Corporate Governance Code, but can deviate from specific provisions and guidelines (though not the principles) provided they disclose the justification for such deviations.

Our board of directors complies with the Belgian Corporate Governance Code, but believes that certain deviations from its provisions are justified in view of our particular situation.

These deviations include the grant of options or warrants to non-executive directors. In this way, we have additional possibilities to attract or retain competent non-executive directors and to offer them an attractive additional remuneration without the consequence that this additional remuneration weighs on our financial results. Furthermore, the grant of warrants is a commonly used method in the sector in which we operate. Without this possibility, we would be subject to a considerable disadvantage compared to competitors who do offer warrants to their non-executive directors. Our board of directors is of the opinion that the grant of options or warrants has no negative impact on the functioning of the non-executive directors.

Additionally, Jean-Marc Heynderickx was appointed as a director on January 31, 2013 for a duration of six years, which is in excess of the maximum duration of four years for a director’s mandate provided by the Belgian Corporate Governance Code. This appointment was done at a time when the Corporate Governance Code was not applicable to us. In the future, we will ensure that no director’s mandate will exceed the maximum duration of four years as provided by the Corporate Governance Code.

Our board of directors reviews its corporate governance charter from time to time and makes such changes as it deems necessary and appropriate. Additionally, our board of directors adopted written terms of reference for each of the executive management team, the audit committee and the nomination and remuneration committee, which are part of the corporate governance charter.

Differences between Our Corporate Governance Practices and the Listing Rules of the NASDAQ Stock Market The listing rules of the NASDAQ Stock Market include certain accommodations in the corporate governance requirements that allow foreign private issuers, to follow ‘‘home country’’ corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NASDAQ Stock Market. The application of such exceptions requires that we disclose each noncompliance with the NASDAQ Stock Market listing rules that we do not follow and describe the Belgian corporate governance practices we do follow in lieu of the relevant NASDAQ Stock Market corporate governance standard.

We intend to continue to follow Belgian corporate governance practices in lieu of the corporate governance requirements of the NASDAQ Stock Market in respect of the following:

•	Quorum at Shareholder Meetings. NASDAQ Stock Market Listing Rule 5620(c) requires that for any meeting of shareholders, the quorum must be no less than 33.33% of the outstanding ordinary shares. There is no general quorum requirement under Belgian law for ordinary meetings of shareholders, except in relation to decisions regarding certain matters.’

•	Compensation Committee. NASDAQ Stock Market Listing Rule 5605(d)(2) requires that compensation of officers must be determined by, or recommended to, the board of directors for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors. NASDAQ Stock Market Listing Rule 5605(e) requires that director nominees be selected, or recommended for selection, either by a majority of the independent directors or a nominations committee comprised solely of independent directors. Under Belgian law, we are not subject to any such requirements. In particular, we are not required by Belgian law to set up any compensation or nominations committees within our board of directors, and are therefore not subject to any Belgian legal requirements as to the composition of such committees either. However, our articles of association provide that our board of directors may form committees from among its members. Our board of directors has set up and appointed a nomination and remuneration committee. Pursuant article 526quater of the Belgian Company Code, only a majority of the members of the committee must qualify as independent as defined under article 526ter of the Belgian Company Code. Our nomination and remuneration committee is currently comprised of four directors, all of whom are independent in accordance with article 526ter of the Belgian Company Code and the NASDAQ rules.

•

Independent Director Majority on Board/Meetings. NASDAQ Stock Market Listing Rules 5605(b)(1) and (2) require that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present. We are not required under Belgian law to have more than two independent directors on our board of directors. However, our articles of association provide that our board of directors must be comprised of at least three directors, of which, pursuant to our corporate governance charter, at least three directors must be independent directors under Belgian law. We do not intend to require our independent directors to meet separately from the full board of directors on a regular basis or at all although the board of directors is supportive of its independent members voluntarily arranging to meet separately from the other members of our board of directors when and if they wish to do so.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See pages F-1 through F-37 of this Annual Report on Form 20-F.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

The Exhibits listed in the Exhibit Index at the end of this Annual Report on Form 20-F are filed as Exhibits to this Annual Report on Form 20-F.

Report of PWC

To the Board of Directors and shareholders of

Celyad SA

Mont-Saint-Guibert

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders of Celyad SA:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income (loss), comprehensive income (loss), of changes in shareholder’s equity and of cash flows present fairly, in all material respects, the financial position of Celyad SA and its subsidiaries at 31 December 2015 and 31 December 2014, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Liège, 7 April 2016

PwC Reviseurs d’Entreprises sccrl

Represented by

Patrick Mortroux

Partner

STATEMENTS OF CONSOLIDATED FINANCIAL POSITION

(€’000)	As of 31 December
	2015	2014
NON-CURRENT ASSETS	50,105	11,041
Intangible assets	48,789	10,266
Property, Plant and Equipment	1,136	598
Investment accounted for using the equity method	—	68
Other non-current assets	180	109
CURRENT ASSETS	109,419	32,935
Trade and Other Receivables	549	830
Grand receivables	109	1,009
Other current assets	1,254	792
Short term investment	7,338	2,671
Cash and cash equivalents	100,175	27,633
TOTAL ASSETS	159,525	43,976

EQUITY	111,473	26,684
Share Capital	32,571	24,615
Share premium	158,010	53,302
Other reserves	21,205	19,982
Retained loss	(100,313)	(71,215)
NON-CURRENT LIABILITIES	36,562	11,239
Finance leases	427	279
Advances repayable	10,484	10,778
Contingent considerations	25,529	0
Other non-current liabilities	121	182
CURRENT LIABILITIES	11,490	6,053
Finance leases	248	134
Advances repayable	898	777
Trade payables	8,576	4,042
Other current liabilities	1,768	1,100
TOTAL EQUITY AND LIABILITIES	159,525	43,976

STATEMENTS OF CONSOLIDATED INCOME (LOSS)

(€’000)	For the 12 months period ended 31 December
	2015	2014	2013
Revenue	3	146	—
Cost of Sales	(1)	(115)	—
Gross profit	2	31	—
Research and Development expenses	(22,766)	(15,865)	(9.046)
General and administrative expenses	(7.230)	(5,016)	(3.972)
Other operating income	322	4,413	64
Operating Loss	(29,672)	(16,437)	(12.954)
Financial income	542	277	60
Financial expenses	(236)	(41)	(1.595)
Share of Loss of investment accounted for using the equity method	252	(252)	—

Loss before taxes	(29,114)	(16,453)	(14.489)
Income taxes	—	—	—

Loss for the year	(29,114)	(16,453)	(14.489)

Weighted average number of outstanding shares	8,481,583	6,750,383	4,099,216

Losses per share (in €) [1]	(3.43)	(2.44)	(3,53)
Basic and diluted	(3.43)	(2.44)	(3,53)

[1]	Basic and diluted net loss per share is the same in these periods because outstanding warrants would be anti-dilutive due to our net loss in these periods.

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME(LOSS)

(€’000)	For the 12 months period ended 31 December
	2015	2014	2013
Loss for the year	(29,114)	(16,453)	(14.489)

Other comprehensive lncome
Items that will not be reclassified to profit and loss	16	(154)	—
Remeasurements of post employment benefit obligations, net of tax	16	(154)	—
Items that may be subsequently reclassified to profit or loss	485	(10)	—
Currency translation differences	485	(10)	—
Other comprehensive loss for the year, net of tax	501	(164)	—

Total comprehensive loss for the year	(28,613)	(16,617)	(14.489)

Total Comprehensive loss for the year attributable to Equity Holders	(28,613)	(16,617)	(14.489)

STATEMENT OF CONSOLIDATED CASH FLOWS

(€‘000)	For the year ended 31 December
	2015	2014	2013
Cash Flow from operating activities

Net Loss for the year	(29,114)	(16,453)	(14,489)

Non-cash adjustments

Depreciation	273	193	213

Amortization	760	677	674

Interests on convertible loans			357

Fair value on convertible loans			1,159

Post Employment Benefit	(45)	28	—

Share of loss in company consol. under equity method	—	252

Deconsolidation of. CELYAD Asia Ltd.	60	(312)

Change in fair value valuation of RCA’s	(84)

Reversal provision for reimbursement RCAs	—	(507)

Proceeds of grants and advances	(1,647)	(2,418)	395

Unrealized foreign exchange losses	(21)

Share-based payments	795	1,098	1,258

Change in working capital

Trade receivables, other receivables	653	(2,048)	(452)

Trade payables, other payable and accruals	1,066	2,076	247

Net cash (used in)/from operations	(27,303)	(17,414)	(10,638)

Cash Flow from investing activities

Acquisitions of Property, Plant & Equipment	(811)	(590)	(73)

Acquisitions of Intangible assets	(27)	(50)	(459)

Acquisition of short term investment	(5,000)	372	(3,000)

Proceeds from Short Term Investments	333		—

Acquisition of Corquest Medical Inc	—	(1,500)	—

Acquisition of Oncyte LLC	(5,186)	—	—

Net cash used in investing activities	(10,691)	(1,768)	(3,532)

Cash flows from financing activities

Proceeds from borrowings	451	444	—

Repayments of finance leases	(188)	(138)	(163)

Proceeds from issuance of shares and exercise of warrants	109,154	25,305	30,623

Proceeds from subsidies	357	636	129

Proceeds from RCAs & other grants	1,290	1,782	955

Proceeds from convertible loan	—	—	250

Repayment of advances	(529)	(272)	(211)

Net cash from financing activities	110,535	27,757	31,583

Net cash and cash equivalents at beginning of the period	27,633	19,058	1,645

Change in net cash and cash equivalents	72,541	8,575	17,413

Net cash and cash equivalents at the end of the period	100,175	27,633	19,058

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDER’s EQUITY

(€’000)	Share capital	Share premium	Other reserves	Retained loss	Total Equity
Balance as of 1st January 2013	9.975	—	1.006	(40.119)	(29.138)

Capital increase in cash	7.113	26.339			33.452

Exercise of warrants	24				24

Contribution in kind convertible loans	5.026	6.988	16.631		28.645

Share-based payments			274		274

Restatement on share-based payments			984		984

Transaction costs associated with capital increases		(2.853)			(2.853)

Total transactions with owners, recognized directly in equity	12.163	30.474	17.889	—	(60.526)

Loss of the year	—	—	—	(14.489)	(14.489)

Currency Translation differences	—	—	—	—	—

Remeasurements of defined benefit obligation	—	—	—	—	—

Total comprehensive loss for the year				(14.489)	(14.489)

Balance as of 31 December 2013	22.138	30.474	18.894	(54.608)	16.898

Capital increase in cash	1.989	23.011		—	25.000

Exercise of warrants	488	500		—	988

Contribution in kind convertible loans

Share-based payments	—	429	1.098	—	1.527

Transaction costs associated with capital increases	—	(1.112)		—	(1.112)

Total transactions with owners, recognized directly in equity	2.477	22.828	1.098	—	26.403
Loss for the year	—	—		(16.453)	(16.453)

Currency Translation differences			(10)		(10)

Remeasurements of defined benefit obligation				(154)	(154)

Total comprehensive loss for the year			(10)	(16.607)	(16.617)

Balance as of 31 December 2014	24.615	53.302	19.982	(71.215)	26.684

Capital increase in cash	7,607	112,104	0		119,710

Capital increase (Acquisition Oncyte)	326	3,126			3,452

Exercise of warrants	24	196			219

Share-based payments	—	59	736		795

Transaction costs associated with capital increases	—	(10,776)	0		(10,776)

Total transactions with owners, recognized directly in equity	7,956	104,709	736	—	113,401
Loss for the year	—	0	0	(29,114)	(29,114)

Currency Translation differences	—	0	485		485

Remeasurements of defined benefit obligation	—	0	0	16	16

Total comprehensive loss for the year	—	—	486		(28,613)

Balance as of 31 December 2015	32,571	158,010	21,205	(100,313)	111,473

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1: The Company

Celyad SA (“the Company”) and its subsidiaries (together, “the Group”) is a clinical-stage biopharmaceutical group focused on engineered cell therapy treatments with clinical programs initially targeting indications in cardiovascular disease and oncology. It seeks to address diseases with high unmet medical needs such as heart failure and cancer. Celyad is currently developing several therapeutic therapies based on two distinct technology platforms, in cardiology and oncology respectively. The group has three fully owned subsidiaries in the United States, Celyad Inc, Corquest Medical Inc and OnCyte LLC. OnCyte LLC. was acquired in January 2015.

Celyad SA was incorporated on July 24, 2007 under the name “Cardio3 BioSciences”. Celyad is a limited liability company (“Société Anonyme”) governed by Belgian law with its registered office at Axis Parc, Rue Edouard Belin 12, B-1435 Mont-Saint-Guibert, Belgium (company number 0891.118.115). The Company’s ordinary shares are listed on NYSE Euronext Brussels and NYSE Euronext Paris regulated markets and the Company’s ADS are listed on the NASDAQ Global Market under the ticker symbol CYAD.

These consolidated financial statements of Celyad for the twelve months ended 31 December 2015 (the ‘Period’) include Celyad SA and its subsidiaries.

Note 2: General information and Statement of Compliance

The significant accounting policies used for preparing the consolidated financial statements are explained here below.

The consolidated financial statements have been prepared on a historical cost basis. The consolidated financial statements have been approved for issue by the Board of Directors of Celyad on 18 March 2016.

The consolidated financial statements are presented in euro and all values are presented in thousands (€000) except when otherwise indicated.

Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS Interpretations Committee (IFRS IC) interpretations applicable to companies reporting under IFRS.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, are areas where assumptions and estimates are significant to the financial statements. They are disclosed in Note 5.

Changes to accounting standards and interpretations

The following interpretation and amendments to standards are mandatory for the first time for the financial year beginning 1 January 2015:

•	IFRIC 21 ‘Levies’, effective for annual periods beginning on or after 17 June 2014. IFRIC 21 sets out the accounting for a liability to pay a levy if that liability is within the scope of IAS 37. IFRIC 21 addresses what the obligating event is and when a liability should be recognized.

•	‘Annual improvements (2011-2013 cycle)’ are effective for annual periods beginning on or after 1 January 2015. The amendments clarify IFRS 1 (where a new version of a standard is not yet mandatory but is available for early adoption, a first-time adopter can use either the old or the new version under IFRS 1), the scope of IFRS 3 (the standard does not apply to the accounting for the formation of any joint arrangement under IFRS 11), portfolio exception in IFRS 13 and the interrelationship of IFRS 3 ‘Business Combinations’ and IAS 40 ‘Investment Property’.

•	IFRS 16 ‘Leases’, effective for annual periods beginning on or after 1 January 2019. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. Lessor accounting however remains largely unchanged from IAS 17 and the distinction between operating and finance leases is retained in this case. The Group is currently assessing the impact of this standard.

The following amendments to standards have been issued and have been endorsed by the European Union, but are not mandatory for the first time for the financial year beginning 1 January 2015:

•	Amendment to IAS 19 ‘Employee benefits’, effective for annual periods beginning on or after 1 February 2015. The amendment seeks clarification for the accounting of employee contributions set out in the formal terms of a defined benefit plan.

•	‘Annual improvements (2010-2012 cycle)’ with minor amendments to eight standards, effective for annual periods beginning on or after 1 February 2015. The amendments relate to IFRS 2 ‘Definition of vesting condition’, IFRS 3 ‘Accounting for contingent consideration in a business combination’, IFRS 8 ‘Aggregation of operating segments’, IFRS 8 ‘Reconciliation of the total of the reportable segments’ assets to the entity’s assets’, IFRS 13 ‘Short-term receivables and payables’, IAS 7 ‘Interest paid that is capitalized’, IAS 16/IAS 38 ‘Revaluation method-proportionate restatement of accumulated depreciation’ and IAS 24 ‘Key management personnel’.

•	‘Annual improvements (2012–2014 cycle)’ with amendments to 4 standards, effective for annual periods beginning on or after 1 January 2016. The amendments include IFRS 5, ‘Non-current assets held for sale and discontinued operations’, IAS 19, ‘Employee benefits’, IFRS 7, ‘Financial instruments: disclosures’ and IAS 34, ‘Interim financial reporting’.

•	Amendment to IFRS 11 ‘Joint arrangements’ on acquisition of an interest in a joint operation, effective for annual periods beginning on or after 1 January 2016. This amendment adds new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. The amendments specify the appropriate accounting treatment for such acquisitions.

•	Amendments to IAS 1 ‘Presentation of financial statements’, effective for annual periods beginning on or after 1 January 2016. The amendments to IAS 1 are part of the initiative of the IASB to improve presentation and disclosure in financial reports and are designed to further encourage companies to apply professional judgment in determining what information to disclose in their financial statements. The amendments make clear that materiality applies to the whole of financial statements and that the inclusion of immaterial information can inhibit the usefulness of financial disclosures. Furthermore, the amendments clarify that companies should use professional judgment in determining where and in what order information is presented in the financial disclosures.

•	Amendment to IAS 16 ‘Property, plant and equipment’ and IAS 38 ‘Intangible assets’ on depreciation and amortization, effective for annual periods beginning on or after 1 January 2016. In this amendment the IASB has clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB has also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset.

The following new standards and amendments to standards have been issued, but are not mandatory for the first time for the financial year beginning 1 January 2015:

•	IFRS 9 ‘Financial instruments’, effective for annual periods beginning on or after 1 January 2018. The standard addresses the classification, measurement and derecognition of financial assets and financial liabilities.

•	IFRS 15 ‘Revenue from contracts with customers’. The IASB and FASB have jointly issued a converged standard on the recognition of revenue from contracts with customers. The standard will improve the financial reporting of revenue and improve comparability of the top line in financial statements globally. Companies using IFRS will be required to apply the revenue standard for annual periods beginning on or after 1 January 2018, subject to EU endorsement.

•	Amendment to IFRS 9 ‘financial instruments’ on general hedge accounting, effective for annual periods beginning on or after 1 January 2018. The amendment incorporates the new general hedge accounting model which will allow reporters to reflect risk management activities in the financial statements more closely as it provides more opportunities to apply hedge accounting. These amendments also impact IAS 39 and introduce new disclosure requirements for hedge accounting, thereby impacting IFRS 7, irrespective of the fact whether hedge accounting requirements under IFRS 9 or IAS 39 are used.

•	Amendments to IFRS 10, ‘Consolidated financial statements’ and IAS 28,‘Investments in associates and joint ventures’, effective for annual periods beginning on or after 1 January 2016. These amendments address an inconsistency between the requirements in IFRS 10 and those in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary.

•	Amendments to IFRS 10 ‘Consolidated financial statements’, IFRS 12 ‘Disclosure of interests in other entities’ and IAS 28, ‘Investments in associates and joint ventures’, effective for annual periods beginning on or after 1 January 2016. These narrow-scope amendments introduce clarifications to the requirements when accounting for investment entities.

Going concern

The Group is pursuing a strategy to develop certain products and obtain approval from the authorities to commercialize those products. Since June 2013, the Group is conducting international Phase III clinical trials in heart failure with C-Cure, its most advanced therapy, and has initiated in April 2015 a Phase I clinical trial with CM-CS1, its lead product in oncology. Management has prepared detailed budgets and cash flow forecasts for the years 2016 and 2017. These forecasts reflect the strategy of the Group and include significant expenses and cash outflows in relation to the development of selected research programs and products candidates.

Based on its current scope of activities, the Group estimates its current cash position (including short term investments) is sufficient to cover its cash requirements until end of 2017. After due consideration of the above, the Board of Directors determined that management has an appropriate basis to conclude on the continuity over the next 12 months of the Group’s business and hence it is appropriate to prepare the financial statements on a going concern basis.

Note 3: Accounting Principles

Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date control ceases.

The Group applies the acquisition method to account for business combinations.

The consideration transferred for the acquisition of a subsidiary is measured at the aggregate of the fair values of the assets transferred, the liabilities incurred or assumed and the equity interests issued by the Group at the date of the acquisition. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

Acquisition-related costs are expensed as incurred.

Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. Contingent consideration that is classified as equity is not re-measured, and its subsequent settlement is accounted for within equity.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform with the Group’s accounting policies.

Joint arrangements

The Group applies IFRS 11 to all joint arrangements. Under IFRS 11 investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures. Joint ventures are accounted for using the equity method.

Under the equity method of accounting, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the group’s share of the post-acquisition profits or losses and movements in other comprehensive income. When the group’s share of losses in a joint venture equals or exceeds its interests in the joint ventures (which includes any long-term interests that, in substance, form part of the group’s net investment in the joint ventures), the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the joint ventures.

Unrealized gains on transactions between the Group and its joint ventures are eliminated to the extent of the group’s interest in the joint ventures. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group.

When the group ceases to consolidate or equity account for an investment because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Euros, which is the Group’s presentation currency.

Transactions and balances

Foreign currency transactions (mainly USD) are translated into functional currency using the applicable exchange rate on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency spot rate of exchange ruling at the reporting date.

Foreign currency exchange gains and losses arising from settling foreign currency transactions and from the retranslation of monetary assets and liabilities denominated in foreign currencies at the reporting date are recognized in the income statement.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

Group companies

The results and financial position of all group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	Income and expenses for each income statement are translated at average exchange rate (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

•	All resulting exchange differences are recognized in other comprehensive income.

3.1 Revenue

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for goods supplied in the ordinary course of the Group activities, stated net of discounts, returns and value added taxes. The Company recognizes revenue when the amount of revenue can be reliably measured and when it is probable that future economic benefits will flow to the entity. The amount of revenue is not considered to be reliably measured until all contingencies relating to the sale have been resolved.

Revenue from the sale of goods is recognized when:

•	The significant risks and rewards of the ownership of goods are transferred to the buyer;

•	The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	The amount of revenue can be measured reliably;

•	It is probable that the economic benefits associated with the transaction will flow to the entity; and

•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

For 2015 and 2014, the only revenues generated by the Group are associated with C-Cathez, its proprietary catheter, and are marginal compared to its operating expenses.

3.2 Other operating income

3.2.1. Government grants

The Group’s current operating income is primarily generated from (i) government grants received from the European Commission under the Seventh Framework Program (“FP7”) and other authorities and (ii) government grants received from the Regional government (“Walloon Region” or “Region”) in the form of recoverable cash advances (RCAs).

Government grants are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Once a government grant is recognized, any related contingent liability (or contingent asset) is treated in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets.

Government grants relating to costs are deferred and recognized in the income statement over the period necessary to match them with the costs that they are intended to compensate.

3.2.2. Recoverable cash advances (RCAs)

As explained above, the Group receives grants from the Regional government in the form of recoverable cash advances (RCAs). RCAs are dedicated to support specific development programs. All RCA contracts, in essence, consist of three phases, i.e., the “research phase”, the “decision phase” and the “exploitation phase”. During the research phase, the Group receives funds from the Region based on statements of expenses.

The RCAs are recognized in profit or loss on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grants are intended to compensate.

At the end of the research phase, the Group should within a period of six months decide whether or not to exploit the results of the research phase (decision phase). The exploitation phase may have a duration of up to 10 years. In the event the Group decides to exploit the results under an RCA, the relevant RCA becomes contingently refundable and the company applies the recognition criteria of IAS 37 related to liability recognition, with any amounts being recognized as a reduction of other operating income in the income statement.

When the Group does not exploit (or does not continue to exploit) the results under an RCA, it has to notify the Region of this decision. This decision is of the sole responsibility of the Group. The RCA associated to the decision does not become refundable (respectively is no longer refundable as of the calendar year after such decision), and the rights related to such results will be transferred to the Region. Also when the Group decides to renounce to its rights to patents which may result from the research, title to such patents will be transferred to the Region.

3.2.3. Other government grants

The Group has received and will continue to apply grants to European (FP7) and Regional authorities. These grants are dedicated to partially finance early stage projects such as fundamental research, applied research, prototype design, etc.

As per 31 December 2015, all grants received are not associated to any conditions. As per contract, grants are paid upon submission by the Group of statement of expenses. The Company incurs project expenses first and asks for partial refunding according to the terms of the contracts.

The government grants are recognized in profit or loss on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grants are intended to compensate.

3.3 Intangible assets

Intangible assets acquired from third parties are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.

Internally generated intangible assets, excluding capitalized development costs (when conditions are met), are not capitalized. Expenditure is reflected in the income statement in the year in which the expenditure is incurred.

The useful life of intangible assets is assessed as finite. They are amortized over the expected useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the income statement of in the expense category consistent with the function of the intangible asset.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the income statement when the asset is derecognized.

Goodwill

A goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is measured as a residual at the acquisition date, as the excess of the fair value of the consideration transferred and the assets and liabilities recognized (in accordance with IFRS 3).

Goodwill has an indefinite useful life and is tested for impairment at least annually or more frequently whenever events or changes in circumstances indicate that goodwill may be impaired, as set forth in IAS 36 (Impairment of Assets).

In process research and development costs

The In-process research and development costs (“IPRD”) are capitalized as an indefinite-lived intangible asset until project has been completed or abandoned. IPRD is measured at fair value at the date of acquisition and that fair value becomes the new historical cost for future subsequent amortization.

The IPRD is not eligible for the revaluation model under IAS 38 “Intangible assets” because it is not traded on an active market, which is the requirement under IAS 38 for an intangible asset to avail of the revaluation model. Therefore, the IPRD cannot be subsequently revalued at fair value.

Subsequent R&D expenditure can be capitalized as part of the IPRD only to the extent that IPRD is in development stage, i.e. when such expenditure meets the recognition criteria of IAS 38. Assuming that under Celyad, development stage is reached when the intangible asset nears regulatory approval in Phase III, any R&D expenditure between the acquisition date and the development stage should be treated as part of research phase and expensed in the income statement.

Research and development costs

Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Group can demonstrate:

a)	the technical feasibility of completing the intangible asset so that it will be available for use or sale.

b)	its intention to complete the intangible asset and use or sell it.

c)	its ability to use or sell the intangible asset.

d)	how the intangible asset will generate probable future economic benefits. Among other things, the entity can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset.

e)	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.

f)	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

For the industry in which the Group operates, the life science industry, criteria a) and d) tend to be the most difficult to achieve. Experience shows that in the Biotechnology sector technical feasibility of completing the project is met when such project completes successfully Phase III of its development. For medical devices this is usually met at the moment of CE marking.

Following initial recognition of the development expenditure as an asset, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses.

Amortization of the asset begins when development has been completed and the asset is available for use. It is amortized over the period of expected future benefit. Amortization is recorded in Research & Development expenses. During the period of development, the asset is tested for impairment annually.

As per 31 December 2015, only the development costs of C-Cathez are capitalized and amortized over a period of 17 years which corresponds to the period over which the intellectual property is protected.

Patents, Licenses and Trademarks

Payments related to the acquisition of technology rights are capitalized as intangible assets when the two following criteria are met:

•	it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and

•	the cost of the asset can be measured reliably.

Licenses for the use of intellectual property are granted for a period corresponding to the intellectual property of the assets licensed. Amortization is calculated on a straight-line basis over this useful life.

Patents and licenses are assessed for impairment whenever there is an indication these assets may be impaired. Indication of impairment is related to the value of the patent demonstrated by the pre-clinical and clinical results of the technology.

Software

Software only concerns acquired computer software licenses. Software is capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives of three years on a straight-line basis.

3.4 Property, plant and equipment

Plant and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Repair and maintenance costs are recognized in the income statement of as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful life of the asset as follows:

•	Land and buildings: 15 to 20 years

•	Plant and equipment: 5 to 15 years

•	Laboratory equipment: 3 to 5 years

•	Furniture: 3 to 10 years

•	Leasehold improvements: 3 to 10 years (based on duration of office building lease)

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement when the asset is derecognized.

The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year end, and adjusted prospectively, if applicable.

3.5 Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date: whether fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the income statement.

Leased assets are depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognized as an expense in the income statement on a straight line basis over the lease term.

The Group has performed sale and leaseback transactions. If the sale and leaseback transaction results in a finance lease, any excess of sales proceeds over the carrying amount is deferred and amortized over the lease term. If the transaction results in an operating lease and the transaction occurred at fair value, any profit or loss is recognized immediately.

3.6 Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU) fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used based on the discounted cash-flow model.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Group estimates the asset’s or cash-generating unit’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase.

The Group has four cash-generating units which consist of the development and commercialization activities on its the following products, C-Cure, C-Cathez, Heart-Xs and NKR-T. Indicators of impairment used by the Group are the pre-clinical and clinical results obtained with the technology.

3.7 Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less.

3.8 Financial assets

3.8.1 Classification

The Group classifies its financial assets in the following category: loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Group’s loans and receivables comprise “cash and cash equivalents”, “short-term deposits”,

“trade and other receivables” and “Deposits”.

3.8.2 Initial recognition and measurement

All financial assets are recognized initially at fair value plus directly attributable transaction costs.

3.8.3 Subsequent measurement

After initial measurement, loans and receivables are subsequently measured at amortized cost using the effective interest rate method (EIR), less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fee or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the income statement. The losses arising from impairment are recognized in the income statement.

3.8.4 Impairment of financial assets

The Group assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortized cost

For financial assets carried at amortized cost the Group first assesses individually whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows.

The present value of the estimated future cash flows is discounted at the financial assets’ original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income in the income statement. Loans together with the associated allowance are written off when there is no realistic prospect of future recovery. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a future write-off is later recovered, the recovery is credited to the income statement.

3.9 Financial liabilities

3.9.1 Classification

The Group’s financial liabilities include contingent consideration trade and other payables, bank overdrafts and loans and borrowings. The Group classifies its financial liabilities in the following category: financial liabilities measured at amortized cost using the effective interest method.

3.9.2 Initial recognition and measurement

All financial liabilities are recognized initially at fair value and in the case of loans and borrowings, plus directly attributable transaction costs.

3.9.3 Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

Contingent consideration

The contingent consideration is recognized and measured at fair value at the acquisition date and classified as a long term liability. After initial recognition, contingent consideration arrangements that are classified as liabilities are re-measured at fair value with changes in fair value recognized in the income statement in accordance with IFRS 3 and IAS 39. Therefore, contingent payments will not be eligible for capitalization but will simply reduce the contingent consideration liability.

Details regarding the valuation of the contingent consideration are disclosed in Note 14.

Trade payables and other payables

After initial recognition, trade payables and other payables are measured at amortized cost using the effective interest method.

Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the liabilities are derecognized.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fee or costs that are an integral part of the EIR. The EIR amortization is included in finance expense in the income statement.

3.9.4 Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statement.

3.10 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

We also refer to Note 3.2 on Recoverable cash advances (RCAs) where it is explained that recoverable cash advances received from the Regional government are accounted for in accordance with IAS 37 as from the moment these become contingently refundable.

3.11 Employee benefits

Defined contribution plan

The Group operates a pension plan which requires contributions to be made by the Group to an insurance company. The pension plans is classified as a defined contribution plan. A defined contribution plan is a pension plan under which the Group pays fixed contributions per employee into a separate fund. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits they are entitled to under the existing schemes.

However, because of the Belgian legislation applicable to 2nd pillar pension plans (so-called “Law Vandenbroucke”), all Belgian defined contribution plans have to be considered under IFRS as defined benefit plans. Law Vandenbroucke states that in the context of defined contribution plans, the employer must guarantee a minimum return of 3.75% on employee contributions and 3.25% on employer contributions. Because of this minimum guaranteed return for defined contributions plans in Belgium, the employer is exposed to a financial risk (there is a legal obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods).

Prior to 2014, the Group did not apply the defined benefit accounting for these plans because higher discount rates were applicable and the return on plan assets provided by the insurance company was sufficient to cover the minimum guaranteed return. As a result of continuous low interest rates offered by the European financial markets, in 2014 Celyad has decided to measure and account for the potential impact of defined benefit accounting for these pension plans with a minimum fixed guaranteed return because of the higher financial risk related to these plans than in the past. The prior year financial statements were not revised due to such effect not being material.

The Group has calculated the provision for employee benefit pension plans with the assistance of an independent third-party actuarial firm. The calculation is based on the projected unit credit method.

The liability recognized in the balance sheet in respect of the pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

The current service cost of the defined benefit plan, recognized in the income statement as part of the operating costs, reflects the increase in the defined benefit obligation resulting from employee service in the current year, benefit changes, curtailments and settlements.

Past-service costs are recognized immediately in the income statement.

The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. This cost is included in the operating costs in the income statement.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to other comprehensive income in the period in which they arise.

Short term benefits

Short-term employee benefits are those expected to be settled wholly before twelve months after the end of the annual reporting period during which employee services are rendered, but do not include termination benefits such as wages, salaries, profit-sharing and bonuses and non-monetary benefits paid to current employees.

The undiscounted amount of the benefits expected to be paid in respect of service rendered by employees in an accounting period is recognized in that period. The expected cost of short-term compensated absences is recognized as the employees render service that increases their entitlement or, in the case of non-accumulating absences, when the absences occur, and includes any additional amounts an entity expects to pay as a result of unused entitlements at the end of the period.

Share-based payments

Certain employees, managers and members of the Board of Directors of the Group receive remuneration, as compensation for services rendered, in the form of share-based payments. It concerns “equity-settled” share-based payments.

Measurement

The cost of equity-settled share-based payments is measured by reference to the fair value at the date on which they are granted. The fair value is determined by using an appropriate pricing model, further details are given in the Note 16.

Recognition

The cost of equity-settled share-based payments is recognized, together with a corresponding increase in equity, over the period in which the service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest.

The expense or credit for a period accounted for in the income statement represents the movement in cumulative expense recognized as of the beginning and end of that period.

Modification

Where the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award were met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

Cancellation

An equity-settled award can be cancelled with the departure of a beneficiary before the end of the vesting period, or cancelled and replaced by a new equity settled award. Where an equity-settled award is cancelled, the previously recognized expenses is offset directly in the equity of the Group and credited against the retained earnings. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph. All cancellations of equity-settled transaction awards are treated equally.

3.12 Taxes

Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

Deferred tax

Deferred tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•	Where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

•	In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses(except if the deferred tax asset arises from the initial recognition of an asset or liability in a transaction other than a business combination and that, at the time of the transaction affects neither accounting nor taxable profit or loss), to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is not probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to income taxes levied by the same taxation authority or either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

3.12.1 Earnings (loss) per share

The basic net profit/(loss) per share is calculated based on the weighted average number of shares outstanding during the period.

The diluted net profit/(loss) per share is calculated based on the weighted average number of shares outstanding including the dilutive effect of potentially dilutive ordinary shares such as warrants and convertible debts. Potentially dilutive ordinary shares should be included in diluted earnings (loss) per share when and only when their conversion to ordinary shares would decrease the net profit per share (or increase net loss per share).

Note 4. Risk Management

Financial risk factors

Interest rate risk

The interest rate risk is very limited as the Group has only a limited amount of finance leases and no outstanding loans. So far, because of the materiality of the exposure, the Group did not enter into any interest hedging arrangements.

Credit risk

Seen the limited amount of trade receivables due to the fact that sales to third parties are not significant, credit risk arises mainly from cash and cash equivalents and deposits with banks and financial institutions. The Group only works with national reputable commercial banks and financial institutions.

Foreign exchange risk

The Group is exposed to foreign exchange risk as certain collaborations or supply agreements of raw materials are denominated in USD. Moreover the Group has also investments in foreign operations, whose net assets are exposed to foreign currency translation risk (USD). So far, because of the materiality of the exposure, the Group did not enter into any currency hedging arrangements. No sensitivity has been performed on the foreign exchange risk as up till now this risk is still considered as immaterial by the Group.

Liquidity risk

The Group monitors its risk to a shortage of funds using a recurring liquidity planning tool.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank deposit and finance leases.

The Group is exposed to liabilities and contingent liabilities as a result of the RCAs it has received from the Walloon Government. Out of the RCAs contracted as of 31 December 2015, €18.5 million has been effectively paid out.

In 2016 and 2017, the Group will have to make an exploitation decision on the remaining RCAs (Agreement 5951, 6646 and 7027) with a potential recognition of an additional liability of €5.2 million based on the contractual amounts.

We refer to Note 19 for an analysis of the Group’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Capital management

The Group’s objectives when managing capital are to safeguard Celyad’ ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an adequate structure to limit to costs of capital.

Note 5. Critical accounting estimates and judgments

The preparation of the Group’s financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

In the process of applying the Group’s accounting policies, management has made judgments and has used estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

Advances received from the Walloon Region: recognition of a contingent liability

Advances received from the Walloon Region only become contingently reimbursable if the Company notifies the Region of its decision to exploit the outcome of the research program funded with the advances received. At the end of this research phase, the Group should, within a period of six months, decide whether or not to exploit the results of the research programs (‘decision phase’). In the event the Group decides to exploit the results under an RCA, the relevant RCA becomes contingently repayable to the Walloon Region and the Company determines its liability under IAS 37. When a contingent liability is recognized, estimates are required to determine the discount rate used to calculate the present value of those contingent liabilities as well as the determination of the estimated cash flows.

The reimbursements of the RCAs to the Walloon Region consist of two elements, i.e., sales-dependent reimbursements (a percentage of sales) and sales-independent reimbursements (an annual lump-sum). For more information we refer to Note 19.

Consolidation

The Group periodically undertakes transactions that may involve obtaining control, joint control or significant influence of other companies. In July 2014 Celyad together with Medisun International incorporated Cardio3 Biosciences Asia Ltd (“C3BS Asia”). An assessment was completed to decide if Celyad had obtained control or joint control of the new company. The agreement stipulates that:

•	Celyad acquired 40% of the share capital of C3BS Asia in return for an outlicense for the development of C-Cure in Greater China.

•	Medisun acquired 60% of shares for HK$ 5 million. They will make additional cash contribution for additional shares over the next 3 years to fund the research.

•	The JV agreement stipulates that unanimous consent is required from both parties to the agreements over relevant activities, for example approving budgets and business plans; declaring dividends; borrowing money, apply for registration of IP etc.

•	The Group’s joint arrangement is structured as a limited company and provides the Group and the parties to the agreements with rights to the net assets of the limited company under the arrangements.

Based on the above, the Group has assessed there is joint control and that C3BS Asia is a joint venture.

On 21 August 2015, Celyad and Medisun entered into a new collaboration and distribution agreement. This agreement supersedes and cancels all previous agreements executed in June 2014. Pursuant to the terms of this new agreement, the JV agreement was terminated and Celyad sold all of its shares of C3BS Asia to Medisun for €1. Consequently, C3BS Asia was deconsolidated in the Group financial statements at year end 2015.

Business combinations

In respect of acquired businesses by the Group, significant judgement is made to determine whether these acquisitions are to be considered as an asset deal or as a business combination. Determining whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant. Moreover, management judgement is particularly involved in the recognition and fair value measurement of the acquired assets, liabilities, contingent liabilities and contingent consideration. In making this assessment management considers the underlying economic substance of the items concerned in addition to the contractual terms. For more information, we refer to Note 14.

Contingent consideration provisions

The Group makes provision for the estimated fair value of contingent consideration arrangements arising from business combinations (see Note 14). The estimated amounts are the expected payments, determined by considering the possible scenarios of forecast sales and other performance criteria, the amount to be paid under each scenario, and the probability of each scenario, which is then discounted to a net present value. The estimates could change substantially over time as new facts emerge and each scenario develops.

Deferred Tax Assets

Deferred tax assets for unused tax losses are recognized to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. Further details are contained in Note 27.

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 16.

Note 6. Operating segment information

The chief operating decision-maker (“CODM”), who is responsible for allocating resources and assessing performance of the Group, has been identified as the Board of Directors that makes strategic decisions.

As per 31 December 2014 the Group was operating in one operating segment.

With the acquisition of Oncyte LLC and its new technology platform, the management and the CODM have determined that as from 2015, there are two operating segments, respectively the cardiology segment, regrouping the Cardiopoiesis platform, the Corquest platform and C-Cathez, and the immuno-oncology segment regrouping all assets developed based on the platform acquired from Oncyte LLC.

Although the Group is currently active in Europe, the US and Asia, no geographical financial information is currently available given the fact that the core operations are currently still in a study phase.

No disaggregated information on product level or geographical level or any other level is currently existing and hence also not considered by the Board for assessing performance or allocating resources.

As per 31 December 2015, all of the Group non-current assets are located in Belgium, except (i) the Corquest intellectual property, valued at €1,5 million which is located in the US and (ii) the goodwill and IPRD of Oncyte also located in the US.

During 2015, marginal revenues were generated from external customers. All revenues generated relate to sales of C-Cathez to a limited number of customers located in the US.

€ ‘000	For the year at end of 2015
	Cardiology	Immuno- oncology	Corporate	Group Total

Revenue	3			3

Cost of Sales	(1)			(1)

Gross Profit	2	—	—	2

Research & Development expenses	(20,634)	(2,132)		(22,766)

General & Administrative expenses	—	—	(7,230)	(7,230)

Other operating Income & Charges	218	104		322

Operating Profit (Loss)	(20,414)	(2,028)	(7,230)	(29,672)

Net Financial Charges	—	—	306	306
Share of Loss of investments accounted for using the equity method	—	—	252	252

Profit (Loss) before taxes	(20,414)	(2,028)	(6,672)	(29,114)

Income Taxes	—	—	—	—

Profit (Loss) for the year 2015	(20,414)	(2,028)	(6,672))	(29.114)

Note 7: Intangible assets

The intangible assets are broken down as follows:

(€‘000)	Goodwill	In-process research and development	Development costs	Patents, licences, trademarks	Software	Total
Cost:

At 1 January 2014			1,007	11,844	110	12,961

Additions			50	—	—	50

Acquisition of Corquest Inc			—	1,493	—	1,493

At 31 December 2014			1,057	13,337	110	14,504

Additions			27			27

Acquisition of Oncyte LLC	1,003	38,254				39,257

Divestiture					(3)	(3)

At 31 December 2015	1,003	38,254	1,084	13,337	107	53,785

Accumated amortisation

At 1 January 2014			(82)	(3,431)	(48)	(3,561)

Amortisation charge			(64)	(592)	(21)	(677)

At 31 December 2014			(146)	(4,023)	(69)	(4,238)

Amortisation charge	—	—	(66)	(675)	(19)	(760)

Divestiture					3	3

At 31 December 2015	—	—	(212)	(4,698)	(85)	(4,995)

Net book value

Cost			1,057	13,337	110	14,504

Accumulated amortisation			(146)	(4,023)	(69)	(4,238)

As at 31 December 2014			911	9,314	41	10,266

Cost	1,003	38,254	1,084	13,337	107	53,785

Accumulated amortisation	—	—	(213)	(4,698)	(85)	(4,995)

As at 31 December 2015	1,003	38,254	871	8,639	22	48,789

The capitalized development costs relate to the development of C-Cathez. Since May 2012 and the CE marking of C-Cathez, the development costs of C-Cathez are capitalized and depreciated over the estimate residual intellectual property protection as of the CE marking (15 years and 16 years respectively in 2014 and 2013). No other development costs have been capitalized up till now. All C-Cure related development costs have been assessed as not being eligible for capitalization and have therefore been recognized in the income statement as research and development expenses.

Goodwill, In-process R&D Patents, Licenses and Trademarks relate to the following items:

Goodwill and In-process research and development resulted from the purchase price allocation exercise performed after the acquisition of Oncyte LLC (cfr. Note 14)

A licence, granted in August 2007 by Mayo Clinic (for an amount of k€9,500) upon the Group’s inception and an extension to the licensed field of use, granted on 29 October 2010 for a total amount of k€2,344. The license and its extension are amortized straight line over a period of 20 years.

Patents acquired upon the acquisition of CorQuest LLC in November 2014. The fair value of these intellectual rights was estimated at k€1,493 (cfr. Note 14). These patents are amortized over 18 years, corresponding to the remaining intellectual property protection filed for the first patent application in 2012.

Management has not identified any impairment indicators in relation to the intangible assets as mentioned above. Therefore, no impairment exercise was performed and hence no impairment losses were recognized.

Note 8: property, plant and equipment

(€’000)	Equipment	Furniture	Leasehold	Total
Cost:
At 1 January 2014	1,374	176	566	2,116
Additions	566	—	24	590
Disposals	(39)	(9)	—	(48)

At 31 December 2014	1,901	167	590	2,658
Additions	486	0	325	811
Disposals	(12)	(17)	0	(29)

At 31 December 2015	2,375	150	915	3,440

Accumulated depreciation:
At 1 January 2014	(1,171)	(166)	(539)	(1,873)
Depreciation charge	(175)	(1)	(11)	(187)
Disposals	7	—	—	7

At 31 December 2014	(1,346)	(167)	(547)	(2,060)
Depreciation charge

Disposals	12	17		29

At 31 December 2015	(1,589)	(150)	(565)	(2,304)

Net book value
Cost	1,901	167	590	2,658
Accumulated depreciation	(1,346)	(167)	(547)	(2,060)

As at 31 December 2014	555	—	43	598

Cost	2,375	150	915	3,440
Accumulated depreciation	(1,589)	(150)	(565)	(2,304)

As at 31 December 2015	786	0	350	1,136

Property, Plant and Equipment is mainly composed of office furniture, leasehold improvements, and laboratory machinery and equipment.

Hereunder the summary of impacts in nthe P&L:

Depreciation and amortisation

(€‘000)	For the year ended 31 December
	2015	2014
Depreciation of property, plant and equipment	273	187
Amortisation of intangible assets	760	677

Total depreciation and amortisation	1,033	864

Note 9: Non-current financial assets

(€‘000)	As of 31 December
	2015	2014
Deposits	180	109

Total	180	109

Security deposits paid to the lessors of the building leased by the Group and to Social Security Contribution

Note 10 : Inventories and Work in Progress

Not applicable

Note 11: Customer Accounts Receivable and other current assets

(€‘000)	As of 31 December
	2015	2014
Trade receivable
Trade receivable	62	31
Advance deposits	288	701
Other receivables	199	98

Total Trade and Other receivables	549	830
Grants and Recoverable Cash Advances	104	1,009

Prepaid expenses	544	212
VAT receivable	273	388
Other receivables	437	191

Total Other current assets	1,254	792

As of 31 December 2015, other receivables mainly relate to advance deposits made to the CHART-2 clinical vendors.

Grants and Recoverable Cash Advances refer to amounts due by the Walloon Region and are related to Recoverable Cash Advances and grants agreements.

Impairment of receivables is assessed on an individual basis at the end of each accounting year.

As per 31 December 2015 and 31 December 2014, no receivable was overdue. There were no carrying amounts for trade and other receivables denominated in foreign currencies and no impairments were recorded.

Note 12: Short term investments

(€‘000)	As of 31 December
	2015	2014
Short term investments	7,338	2,671

Total	7,338	2,671

Amounts recorded as short term investments in the current assets correspond to short term deposits with fixed interest rates. Short-term deposits are made for variable periods depending on the short term cash requirements of the Group. Interest is calculated at the respective short-term deposit rates.

Note 13: Cash and Cash equivalents

(€‘000)	As of 31 December
	2015	2014
Cash at bank and on hand	100,175	27,633

Total	100,175	27,633

Cash at banks earn interest at floating rates based on daily bank deposit rates. The credit quality of cash and cash equivalents and short-term deposit balances may be categorised between A- and A+ based on Standard and Poor’s rating at 31 December 2015.

Note 14: Investment in Subsidiaries and Joint-Ventures

Subsidiaries fully consolidated

Name	Country of Incorporation and Place of Business	Nature of Business	Proportion of ordinary shares directly held by parent (%)	Proportion of ordinary shares held by the group (%)	Proportion of ordinary shares held by non- controlling interests (%)
Celyad Inc	USA	Biopharma	100%	100%	0%
Oncyte LLC	USA	Biopharma	100%	100%	0%
CorQuest Inc	USA	Medical Device	100%	100%	0%

Cardio3 Inc was incorporated in 2011 to support clinical and regulatory activities of the Group in the US. Cardio3 Inc was renamed in Celyad Inc in 2015. It has little activities and shows a net loss for the year ended 31 December 2015 and 31 December 2014 of respectively $1,144K and $71K.

Corquest Inc was acquired on 5 November 2014. Corquest Inc. is developing Heart XS, a new access route to the left atrium. Oncyte LLC was acquired on 21 January 2015. Oncyte LLC is the company holding the CAR T-Cell portfolio of clinical-stage immuno-oncology assets.

Investment in joint venture

Name	Country of Incorporation and Place of Business	Nature of Business	Ownership interests (%)	Nature of relationship	Measurement method
Cardio3 Biosciences Asia Ltd	Hong-Kong	Pharmaceuticals	0%	Note 1	Equity Method

Cardio3 BioSciences Asia Ltd was a joint venture created in July 2014 with Medisun International, a financial partner and shareholder of the Group. The joint venture aimed to initiate the clinical development of C-Cure and further commercialize C-Cure in Greater China. Until August 2015, the Group owned 40% of the shares of Cardio3 BioSciences Asia Ltd. The Group had no commitments relating to its joint venture and there are no contingent liabilities relating to the Group’s interest in the joint venture.

Pursuant the terms of the new license agreement executed in August 2015, Celyad SA sold all of its shares on Cardio3 BioSciences Asia to Medisun for €1. Cardio3 BioSciences Asia was deconsolidated from the Group financial statements as of 30 June 2015.

(€‘000)	2015
At 1 January	68
Incorporation of JV	(312)
Share of (loss) for the period	252
FX adjustment	(8)

At 31 December	—

Business Combinations

Corquest Medical, Inc.

On 5 November 2014 the Group acquired a 100% interest in CorQuest Medical, Inc. (‘CorQuest’), a US private company based in Miami (Florida), through a single cash payment of 1.5MEUR. With this acquisition, the Group intended to strengthen its Medical Device division. The CorQuest technology platform is fully complementary with Celyad’ C-Cathez® and C-Cure® programs.

Although no workforce was transferred, this transaction was considered as a business combination since the Group acquired inputs and processes in the form of intellectual property and will be able to progress this intellectual property further through the appropriate clinical and regulatory approval processes with the aim of obtaining CE mark approval by the end of 2016 which would allow commercialization in Europe. In order to guarantee the transfer of knowledge an exclusive consultancy agreement was concluded with one of the sellers.

The following table summarizes the consideration paid for Corquest as well as the fair value of assets acquired at the acquisition date.

Consideration at 05 November 2014 (€‘000)
Cash	1,500

Total consideration transferred	1,500

Recognised amounts of identifiable assets acquired (€‘000)
Licences & Patents	1,493
Trade and Other Receivables	7

Total identifiable net assets	1,500

This acquisition has been subject to a Purchase Price Allocation process which consists in booking, at “fair value”, all the assets and liabilities of a target company acquired in the consolidated balance sheet of the acquiring company. The acquired assets and liabilities have been valued at fair value by the Company.

The “Licences and Patents” of CorQuest can be considered as its only significant asset. It has been valued using a Risk-Adjusted Net Present Value (“rNPV”) method. Patents acquired are depreciated over 18 years, corresponding to the remaining intellectual property protection filed for the first patent application in 2012.

There were no revenues contributed by Corquest Medical, Inc in the consolidated statement of comprehensive loss. Since 5 November 2014 all expenses associated to the development of the assets acquired were incurred by Celyad SA.

Oncyte LLC

On 21 January 2015, the Company acquired 100% of the share capital of Oncyte LLC from Celdara Medical LLC in exchange for a cash consideration of $11 million (of which $6 million paid upfront and $5 million when first cohort of NKR-2 trial is completed) and 93,087 new shares of Celyad for a total value of $4 million, or (€3,451,680). The fair value of the 93,087 ordinary shares issued as part of the consideration paid for Oncyte LLC was based on a share price of €37.08, the share price at the acquisition.

Oncyte LLC is the company holding the CAR T-Cell portfolio of clinical-stage immuno-oncology assets. The portfolio includes three autologous CAR T-Cell cell therapy products and an allogeneic T-Cell platform, targeting a broad range of cancer indications. CAR T-Cell immuno-oncology represents one of the most promising cancer treatment areas today.

Although no workforce is transferred, this transaction is considered as a business combination since the Group will be able to produce outputs based on the inputs acquired and processes transferred in the form of intellectual property. The transfer of knowledge to the Group is guaranteed by the conclusion of a service agreement between the Group and the seller.

The following table summarizes the consideration paid for Oncyte LLC, the fair value of assets acquired and liabilities assumed at the acquisition date.

Consideration (‘000)	USD	EUR
Cash upfront paid on 21 January 2015	6,000	5,186
Equity instruments (93,087 ordinary shares)	4,000	3,452
Deferred cash payment	5,000	4,576
Contingent considerations	27,896	25,529
CTA	—	514

Total consideration transferred	42,896	39,257

Recognised amounts of identifiable assets acquired and liabilities assumed (‘000)	USD	EUR
Goodwill	1,096	1,003
In-Process Research and Development	41,800	38,254

Total identifiable net assets	42,896	39,257

This acquisition has been subject to a Purchase Price Allocation, process which consists in booking, at “fair value”, all the assets and liabilities of a target company acquired in the consolidated balance sheet of the acquiring company. The acquired assets and liabilities have been valued at fair value by the Group with the assistance of an independent third-party valuation firm.

The sales price also includes a contingent consideration payment, the potential remaining part of the purchase price, based on future outcome of the research and development and potential future sales that are estimated, through a risk-adjusted Net Present Value, at $27.9 million, considering the impact of the discount and the probability of success (€25.5 million)). For the successful development of the most advanced product CM-CS1, the seller could receive up to $45 million in development and regulatory milestones until market approval. The seller will be eligible to additional payments on the other products upon achievement of development and regulatory milestones totalling up to $36.5 million per product. In addition, the seller will receive up to $80 million in sales milestones when net sales will exceed $1 billion and royalties ranging from 5 to 8%.

No deferred taxes have been taken up in the overview of provisional fair value of assets acquired and liabilities assumed since the company elected for IRS Section 338 which lead to creating a tax deductible depreciation in the US Tax books.

The group had no contingent consideration financial liabilities at 31 December 2014 and there were no transactions in contingent consideration during the year ended 31 December 2014. Therefore comparative information is not applicable. Except the contingent consideration resulting from the business combination mentioned above, the carrying amount of all other financial assets and financial liabilities is a reasonable approximation of the fair value. There were no changes in valuation techniques during the period.

The Company initially fair valued the assets and liabilities in its 2014 annual report at €44.9 million (disclosed as a subsequent event). This provisional fair value was taken out of a report drafted by an independent valuation expert (and endorsed by the Group) based on assumptions and a business plan provided by the Company. Since then, the Company reassessed the said assumptions and adjusted the business plan. The main drivers leading to changes in the business plan the were probability of success of the clinical programs of the different product candidates and timelines of the commercialization of the products.

The following table presents the group’s financial assets and liabilities that are measured at fair value at 31 December 2015:

(€‘000)
	Level I	Level II	Level III	Total
Assets
-	—	—	—	—

Total Assets	—	—	—	—

Liabilities
Contingent considerations	—	—	25,529	25,529

Total Liabilities	—	—	25,529	25,529

Fair value measurements using significant unobservable inputs (Level 3):

(€‘000)	Contingent consideration in a business combination
Opening balanace at 1st January 2015	—
Acquisition of OnCyte LLC	25,529

Closing balance at 31 December 2015	25,529

Sensitivity analysis performed on the main assumptions driving the fair value of the contingent consideration:

	Discount rate
	15,5%	16,5%	17,5%	18,5%	19,5%
Cont. consideration (MUSD)	31,42	29,59	27,90	26,32	24,86
Impact (%)	6%	6%	—	-6%	-6%

	Sales
	80%	90%	100%	110%	120%
Cont. consideration (MUSD)	24,76	26,33	27,90	30,04	32,00
Impact (%)	-6%	-6%	—	8%	7%

	Probabilities
	98%	99%	100%	101%	102%
Cont. consideration (MUSD)	26,05	26,96	27,90	28,86	29,85
Impact (%)	-3%	-3%	—	3%	3%

Although Oncyte meets the requirement of a significant acquisition, no pro forma financial statements as of December 31 2015 are presented because there were no significant transactions between January 1, 2015 and the acquisition date (January 21, 2015).

Note 15: Share Capital Issued:

The number of shares issued is expressed in units:

	As of December 31
	2015	2014
Number of ordinary shares	9,313,603	7,040,387
Share Capital (€‘000)	32,571	24,615

Total number of issued and outstanding shares	9,313,603	7,040,387

Total share capital (€‘000)	32,571	24,615

History of the capital of the company

Category	Transaction date	Description	# of shares	Par value (in €)
Class A shares	24 July 2007	Company incorporation	409,375	0.15
Class A shares	31 August 2007	Contribution in kind (upfront fee Mayo Licence)	261,732	36.30
Class B shares	23 December 2008	Capital increase (Round B)	137,150	35.36
Class B shares	23 December 2008	Contribution in kind (Loan B)	67,502	35.36
Class B shares	28 October 2010	Contribution in cash	21,000	22.44
Class B shares	28 October 2010	Contribution in kind (Loan C)	92,068	35.36
Class B shares	28 October 2010	Contribution in kind (Loan D)	57,095	35.36
Class B shares	28 October 2010	Contribution in cash	73,793	35.36
Class B shares	28 October 2010	Exercise of warrants	12,300	22.44
Class B shares	28 October 2010	Contribution in kind (Mayo receivable)	69,455	44.20
Class B shares	28 October 2010	Contribution in cash	9,048	44.20
Class B shares	31 May 2013	Contribution in kind (Loan E)	118,365	38,39
Class B shares	31 May 2013	Contribution in kind (Loan F)	56,936	38,39
Class B shares	31 May 2013	Contribution in kind (Loan G)	654,301	4,52
Class B shares	31 May 2013	Contribution in kind (Loan H)	75,755	30,71
Class B shares	31 May 2013	Contribution in cash	219,016	31,96
Class B shares	4 June 2013	Conversion of warrants	2,409,176	0,01
Ordinary shares	11 June 2013	Conversion of Class A and Class B shares in ordinary shares	4,744,067	—

Ordinary shares	5 July 2013	Initial Public Offering	1,381,500	16.65
Ordinary shares	15 July 2013	Exercise of over-allotment option	207,225	16.65
Ordinary shares	31 January 2014	Exercise of warrants issued in September 2008	5,966	22.44
Ordinary shares	31 January 2014	Exercise of warrants issued in May 2010	333	22.44
Ordinary shares	31 January 2014	Exercise of warrants issued in January 2013	120,000	4.52
Ordinary shares	30 April 2014	Exercise of warrants issued in September 2008	2,366	22.44
Ordinary shares	16 June 2014	Capital increase	284,090	44.00
Ordinary shares	30 June 2014	Capital increase	284,090	44.00
Ordinary shares	4 August 2014	Exercise of warrants issued in September 2008	5,000	22.44
Ordinary shares	4 August 2014	Exercise of warrants issued in October 2010	750	35.36
Ordinary shares	3 November 2014	Exercise of warrants issued in September 2008	5,000	22.44
Ordinary shares	21 January 2015	Contribution in kind (Oncyte LLC)	93,087	37.08
Ordinary shares	7 February 2015	Exercice of warrant issued in May 2010	333	22.44
Ordinary shares	3 March 2015	Capital increase	713,380	44.50
Ordinary shares	11 May 2015	Exercice of warrant issued in May 2010	500	22.44
Ordinary shares	24 June 2015	Capital increase	1,460,000	60.25
Ordinary shares	4 August 2015	Exercice of warrant issued in May 2010	666	22.44
Ordinary shares	4 August 2015	Exercice of warrant issued in October 2010	5,250	35.36

Share capital Issued

Date	Nature of the transactions	Share Capital	Share premium	Number of shares	Nominal value
	Balance as of January 1st 2013	9.975	—	1.210.518	9.975

	Issue of shares related to exercise of warrants	24	—	2.409.176	24

	Capital increase by issuance of ordinary common shares (after deduction of transaction costs)	12.139	30.474	2.713.098	45.466

	Balance as of December 31, 2013	22.138	30.474	6.332.792	55.465

Date	Nature of the transactions	Share Capital	Share premium	Number of shares	Nominal value
	Balance as of January 1st, 2014	22,138	30,474	6,332,792	55,465
	Issue of shares related to exercise of warrants	488	500	139,415	988
	Capital increase by issuance of ordinary common shares (after deduction of transaction costs)	1,989	21,899	568,180	25,000
	Share based payments	—	429	—	429

	Balance as of December 31, 2014	24,615	53,302	7,040,387	81,882

(€000)
Date	Nature of the transactions	Share Capital	Share premium	Number of shares	Nominal value
	Balance as of January 1, 2015	24,615	53,302	7,040,387	81,882
	Issue of shares related to exercise of warrants	23	196	6,749	219
	Contribution in kind of shares of Oncyte LLC (after deduction of transaction costs)	326	3,126	93,087	3,363
	Capital increase by issuance of ordinary common shares (after deduction of transaction costs)	7,607	101,327	2,173.380	119,710
	Share based payments	—	59	—	59

	Balance as of December 31, 2015	32,571	158,010	9,313,603	205,233

Note 16: Share-based payments

The Company operates an equity-based compensation plan, whereby warrants are granted to directors, management and selected employees and non-employees. The warrants are accounted for as equity-settled share-based payment plans since the Company has no legal or constructive obligation to repurchase or settle the warrants in cash.

Each warrant gives the beneficiaries the right to subscribe to one common share of the Company. The warrants are granted for free and have an exercise price equal to the fair market price of the underlying shares at the date of the grant, as determined by the Board of Directors of the Company.

Movements in the number of warrants outstanding and their related weighted average exercise prices are as follows:

		2015		2014
	Weighted average exercise price (in €)	Number of warrants	Weighted average exercise price (in €)	Number of warrants
Outstanding as of 1 January	9.57	296,930	5,32	404,961
Granted	35.68	45,400	35.79	49,000
Forfeited	32.87	16,251	2.64	15,950
Exercised	32.49	6,749	7.09	139,415
Expired	—	—	22.44	1,666
At 31 December	11.61	319,330	9.57	296,930

Warrants exercised in 2015 resulted in the issuance of 6,749 shares being issued at a weighted average price of € 32.49 each.

Warrants outstanding at the end of the year have the following expiry date and exercise price:

Grant date	Vesting date	Expiry date	Number of warrants outstanding as of 31 December, 2015	Number of warrants outstanding as of 31 December, 2014	Exercise price per share
05 May 2010 (warrants B)	05 May 2010	31 Dec 2016	5,000	5,000	35.36
05 May 2010 (warrants C)	05 May 2013	31 Dec 2016	799	2,298	22.44
29 Oct 2010	29 Oct 2013	31 Dec 2020	1,632	6,882	35.36
06 May 2013	06 May 2016	31 Dec 2023	232,100	233,750	2.64
05 May 2014	05 May 2017	31 Dec 2024	79,799	49,000	36.37

			319,330	296,930

Warrants issued on 5 May 2014

At the Extraordinary Shareholders Meeting of 5 May 2014, a plan of 100,000 warrants was approved. Warrants were offered to Company’s new comers (employees, non-employees and directors) in several tranches. Out of the warrants offered, 94,400 warrants were accepted by the beneficiaries and 79,799 warrants are outstanding on the date hereof.

The 100,000 warrants will be vested in equal tranches over a period of three years. The warrants become 100% vested after the third anniversary the issuance. The warrants that are vested can only be exercised at the end of the third calendar year following the issuance date, thus starting on 1 January 2018. The exercise price amounts of the different tranches amount respectively to €33.49 and €45.05. Warrants not exercised within 10 years after issue become null and void.

The fair value of the warrants has been determined at grant date based on the Black-Scholes formula. The variables, used in this model, are:

	Warrants issued on
	05 May 2010 (warrants B)		05 May 2010 (warrants C)		29 October 2010		31 January 2013		6 May 2013		5 May 2014 [1]
Number of warrants issued	5,000		30,000		79,500		140,000		266,241		100,000
Number of warrants granted	5,000		21,700		61,050		120,000		253,150		94,400
Number of warrants not fully vested as of 31 December 2014	—		2,298		6,882		—		233,750		79,799
Value of shares	22.44		22.44		35.36		4.52		14.99		35.79
Exercise price (in €)	35.36		22.44		35.36		4.52		2.64		35.79	[4]
Expected dividend yield	—		—		—		—
Expected share value volatility	35.60	%*	35.60	%*	35.60	%*	35.60	%*	39.55	%*	67.73	%²
Risk-free interest rate	3.31%		3.31%		3.21%		2.30%		2.06%		1.09%
Fair value (in €)	5.72		9.05		9.00		2.22		12.44		26.16	³
Weighted average remaining contractual life	1.42		1.42		5.78		8.09		8.35		9.35

(*)	Expected volatility has been determined based on the benchmark of peer companies
(1)	Warrants issued on 5 May 2014 are offered in several tranches, in May 2014, September 2014 and December 2014. Assumptions on each tranche are disclosed in the following notes
(2)	The volatility has been determined based on the stock price evolution post IPO: 67.73% in May 2014, 60.84% in September 2014 and 58.17% in December 2014.
(3)	The fair value of the three tranches are 26.16€ in May 2014, 26.75€ in September 2014 and €22.56 in December 2014., €22.15 in January 2015 and €23.73 in May 2015.
(4)	The value of shares and exercise price of the three tranches are 35.79€ in May 2014 and 39.22€ in September 2014, €34.10 in December 2014, €33.18 in January 2015 and €45.05 in May 2015

The total net expense recognized in the Income Statement for the outstanding warrants totals € 796k for 2015, €1,527k in 2014 and €1,258k in 2013.

Note 17: Post Employment benefits

(€000)	As of 31 December
	2015	2014
Pension obligations	121	182

Total	121	182

The Group operates a pension plan which requires contributions to be made by the Group to an insurance company. The pension plan is a defined contribution plan. However, because of the Belgian legislation applicable to 2nd pillar pension plans (so-called “Law Vandenbroucke”), all Belgian defined contribution plans have to be accounted for under IFRS as defined benefit plans because of the minimum guaranteed returns on these plans.

Prior to 2014, the Group did not apply the defined benefit accounting for these plans because higher discount rates were applicable and the return on plan assets provided by the insurance company was sufficient to cover the minimum guaranteed return. Since 2014 and as a result of continuous low interest rates offered by the European financial markets, Celyad is at year end measuring and accounting for the potential impact of defined benefit accounting for these pension plans with a minimum fixed guaranteed return because of the higher financial risk related to these plans than in the past. The prior year financial statements were not revised due to such effect not being material.

The contributions to the plan are determined as a percentage of the yearly salary. There are no employee contributions. The benefit also includes a death in service benefit.

The amounts recognized in the balance sheet are determined as follows:

(€‘000)	As of 31 December
	2015	2014
Present value of funded obligations	1,212	1,073
Fair value of plan assets	(1,091)	(891)

Deficit of funded plans	121	182
Total deficit of defined benefit pension plans	121	182
Liability in the balance sheet	121	182

The movement in the defined benefit liability over the year is as follows:

(€‘000)	Present value of obligation	Fair value of plan assets	Total
As of 1 January 2014	738	727	11

Current service cost	190		190

Interest expense / (income)	26	28	(2)

Remeasurements	139	(15)	154

Employer contributions		171	(171)

As of 1 January 2015	1,073	891	182

Current service cost	159		159
Interest expense/(income)	24	20	4

	1,256	911	345

Remeasurements
- return on plan assets, excluding amounts included in interest expense/(income)		(2)	(2)
- (Gain)/loss from change in financial assumptions	(57)		(57)
- Experience (gains)/losses	44		44

	(13)	(2)	(15)

Employer contributions:		209	(209)
Benefits Paid	(31)	(31)	—

At 31 December 2015	1,212	1,089	121

The income statement charge included in operating profit for post-employment benefits amount to:

(€‘000)	2015	2014
Current service cost	159	190
Interest expense on DBO	24	26
Interest (income) on plan assets	(20)	(28)

Total defined benefit costs at 31 December 2015	163	188

The re-measurements included in other comprehensive loss amount to:

(€‘000)	2015	2014
Effect of changes in financial assumptions	(57)	177
Effect of experience adjustments	43	(38)
Return on plan assets	(2)	15

Balance at 31 December 2015	(16)	154

Plan assets relate all to qualifying insurance policies. The significant actuarial assumptions as per 31 December 2015 were as follows:

Demographic assumptions:

•	Mortality tables: MR-5 year for the men, MR-5 year for the women

•	Withdrawal rate: 5% each year

Economic assumptions:

•	Yearly inflation rate: 1,75%

•	Yearly salary raise: 1,5% (above inflation)

•	Yearly discount rate: 2,40%

If the discount rate would decrease/increase with 0,25%, the defined benefit obligation would increase resp. decrease with 2,2% and 5%.

The above sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the pension liability recognized within the statement of financial position.

Through its defined benefit pension plan, the Group is exposed to a number of risks, the most significant of which are detailed below:

•	Changes in discount rate: a decrease in discount rate will increase plan liabilities;

•	Inflation risk: the pension obligations are linked to inflation, and higher inflation will lead to higher liabilities. The majority of the plan’s assets are either unaffected by or loosely correlated with inflation, meaning that an increase in inflation will also increase the deficit.

The investment positions are managed by the insurance company within an asset-liability matching framework that has been developed to achieve long-term investments that are in line with the obligations under the pension schemes.

Expected contributions to pension benefit plans for the year ending 31 December 2016 are k€215.

Note 18: Other reserves

(€’000 )	Share based payment reserve	Convertible loan	Translation	Total
Balance as of 1st January 2013	1,006	—	—	1,006

Contribution in kind convertible loans	—	16,631		16,631

Vested share-based payments	274			274

Restatement share-based payments	984			984

Balance as of 1st January 2014	2,264	16,631	0	18,984
Vested share-based payments	1,098		(10)	1,088

Balance as of 31 December 2014	3,362	16,631	-10	19,983

Vested share-based payments	736			736
Exercise of warrants
Currency Translation differences subsidiaries			485	485
Currency Translation differences joint venture

Balance as of 31 December 2015	4,098	16,631	475	21,205

Note 19: Financial Liabilities

(€‘000)	2015	2014
Total Non-Current portion as of 1st January	10,778	12,072
Total Non-Current portion at 31 December	10,484	10,778

Total Current portion as of 1st January	777	429
Total Current potion at 31 December	898	777

The Group receives government support in the form of recoverable cash advances from the Walloon Region in order to compensate the research and development costs incurred by the Group. These advances are recognized in the income statement as other operating income over the period in which the Group recognizes the expenses for which the advances are intended to compensate.

The advances received only become contingently reimbursable if certain conditions are met. Assessing if these conditions are met (or not) can only reasonably be performed at the end of the ‘research phase’. At the end of this research phase, the Group should, within a period of six months, decide whether or not to exploit the results of the research programs (‘decision phase’). In the event the Group decides to exploit the results under an RCA, the relevant RCA becomes contingently refundable to the Walloon Region and the company applies the recognition criteria of IAS 37 related to liability recognition, with any amounts being recognized as a reduction of other operating income in the income statement.

The total estimated amount to be reimbursed as per 31 December 2015 includes the sales-independent reimbursements as well as the sales-dependent reimbursements and interests (if applicable) if the reimbursement of these amounts is probable. The contingent liability is discounted using a discount rate made up of two components: a risk free rate reflecting the maturity of the advances repayable and the spread reflecting the Company credit risk.

The amounts recorded under ‘Current Advances Repayable’ correspond to the sales-independent amounts estimated to be repaid to the Region in the next 12 months period. Non-current Advances repayable are the sum of the estimated sales-independent and sales-dependent reimbursements discounted using a discount rate of 12.5%.

For 2015 no new advances were recognized as contingently repayable.

In 2014, the Company notified the Region of its decision to not exploit the outcome of two RCAs related to the industrialization of the C-Cure production process in bioreactors (Agreement n°5914 and 6548), resulting in a decrease of estimated amounts to be reimbursed of €0.5 million. In 2015, no notification has been made to the Walloon Region. In January 2016, the Company contracted a new RCA with the Region. The contract n°7502 amounts to €2 million.

Reference is made to the table below which shows (i) the year for which amounts under those agreements have been received and initially recognized in the income statement as other operating income and (ii) a description of the specific characteristics of those recoverable cash advances including repayment schedule and information on other outstanding advances.

As per 31 December 2015, the Company has received a total of €18,430k in recoverable cash advances out of a total contractual amount of €23,200k. Taking into account the unused amounts of the terminated contracts, the residual amount to receive out of the existing contracts amounts to €3,858k and should be received over 2016 and beyond depending on the progress of the different programs partially funded by the Region.

(in €‘000)			Amounts received for the years ended 31 December				Amounts yet to receive
Contract number	Project	Contractual amount	Previous years	2014	2015	Total	2016 and beyond
5160	C-Cure	2,920	2,920	—		2,920	—
5731	C-Cure	3,400	3,400	—		3,400	—
5914	C-Cure	700	687	—		687	—
5915	C-Cathez	910	910	—		910	—
5951	Industrialization	1,470	866	—		866	604
6003	C-Cure	1,729	1,715	—		1,715	—
6230	C-Cure	1,084	1,084	—		1,084	—
6363	C-Cure	1,140	1,126	—		1,126	—
6548	Industrialization	660	541	—		541	—
6633	C-Cathez	1,020	1,020	—		1,020	—
6646	Proteins	1,200	450	—		450	0
7027	C-Cathez	2,500	625	1,607		2,232	268
7246	Pre-clinical C-Cure	2,467	0	0	1,480	1,480	987
7502	CAR-T Cell	2,000	0	0	0	0	2,000

Total		23,200	15,343	1,607	1,480	18,430	3,858

(in €‘000)			As of 31 December 2015
Contract number	Contractual amount	Total received	To receive in 2016 and beyond	Status	Contingent liability recognized (before discounting)	Amount reimbursed (cumulative)
5160	2,920	2,920	—	Exploitation	2,920	—
5731	3,400	3,400	—	Exploitation	3,400	—
5914	700	687	—	Abandoned	—	180
5915	910	910	—	Exploitation	910	250
5951	1,470	866	604	Research	—	—
6003	1,729	1,715	—	Exploitation	1,715	—
6230	1,084	1,083	—	Exploitation	1,084	—
6363	1,140	1,126	—	Exploitation	1,126	667
6548	660	541	—	Abandoned	—	—
6633	1,020	1,020	—	Exploitation	1,020	65
6646	1,200	450	750	Research	—	—
7027	2,500	2,232	268	Research	—	—
7246	2,467	1,480	987	Research	—	—
7502	2,000			Research	—	—

	23,200	18,430	3,858		12,175	1,162

The contracts 5160, 5731, 5914, 5915 and 5951 have the following specific characteristics:

•	funding by the Region covers 70% of the budgeted project costs;

•	certain activities have to be performed within the Region;

•	in case of an outlicensing agreement or a sale to a third party, Celyad will have to pay 10% of the price received (excl. of VAT) to the Region;

•	sales-independent reimbursements, sales-dependent reimbursements, and amounts due in case of an outlicensing agreement or a sale to a third party, are, in the aggregate, capped at 100% of the principal amount paid out by the Region;

•	sales-dependent reimbursements payable in any given year can be set-off against sales-independent reimbursements already paid out during that year;

•	the amount of sales-independent reimbursement and sales-dependant reimbursement may possibly be adapted in case of an outlicensing agreement, a sale to a third party or industrial use of a prototype or pilot installation, when obtaining the consent of the Walloon Region to proceed thereto.

The other contracts have the following specific characteristics:

•	funding by the Region covers 60% of the budgeted project costs;

•	certain activities have to be performed within the European Union;

•	sales-independent reimbursements represent in the aggregate 30% of the principal amount;

•	sales-dependent reimbursements range between 50% and 200% (including accrued interest) of the principal amount of the RCA depending on the actual outcome of the project compared to the outcome projected at the time of grant of the RCA (below or above projections);

•	interests (at Euribor 1 year (as applicable on the first day of the month in which the decision to grant the relevant RCA was made + 100 basis points) accrue as of the 1st day of the exploitation phase;

•	the amount of sales-independent reimbursement and sales-dependant reimbursement may possibly be adapted in case of an outlicensing agreement, a sale to a third party or industrial use of a prototype or pilot installation, when obtaining the consent of the Region to proceed thereto.

•	sales-independent reimbursements and sales-dependent reimbursements are, in the aggregate (including the accrued interests), capped at 200% of the principal amount paid out by the Region;

•	in case of bankruptcy, the research results obtained by the Company under those contracts are expressed to be assumed by the Region by operation of law.

The table below summarizes, in addition to the specific characteristics described above, certain terms and conditions for the recoverable cash advances:

Contract number	Research phase	Percentage of total project costs	Turnover- dependent reimbursement	Turnover-independent reimbursement	Interest rate accrual	Amounts due in case of licensing (per year) resp. Sale
(€’000)
5160	01/05/05-30/04/08	70%	0.18%	Consolidated with 6363	N/A	N/A

5731	01/05/08-31/10/09	70%	0.18%	Consolidated with 6363	N/A	N/A

5914	01/09/08-30/06/11	70%	5.00%	30 in 2012 and 70 each year after	N/A	10% with a minimum of 100/Y

5915	01/08/08-30/04/11	70%	5.00%	40 in 2012 and 70 each year after	N/A	10% with a minimum of 100/Y

5951	01/09/08-31/08/11	70%	5.00%	100 in 2014 and 150 each year after	N/A	10% with a minimum of 200/Y

6003	01/01/09-30/09/11	60%	0.18%	Consolidated with 6363	N/A	N/A

6230	01/01/10-31/03/12	60%	0.18%	Consolidated with 6363	N/A	N/A

6363	01/03/10-30/06/12	60%	0.18%	From 103 to 514 starting in 2013 until 30% of advance is reached	Starting on 01/01/13	N/A

6548	01/01/11-31/03/13	60%	0.01%	From 15 to 29 starting in 2014 until 30% of advance is reached	Starting on 01/10/13	N/A

6633	01/05/11-30/11/12	60%	0.27%	From 10 to 51 starting in 2013 until 30% of advance is reached	Starting on 01/06/13	N/A

6646	01/05/11-30/04/13	60%	0.01%	From 12 to 60 starting in 2015 until 30% of advance is reached	Starting on 01/01/14	N/A

7027	01/11/12-31/10/14	50%	0.33%	From 25 to 125 starting in 2015 until 30% of advance is reached	Starting on 01/01/15	N/A

7246	01/01/2014>31/12/2016	50%	0,05%	From 30 to 148 K€ starting in 2017 until 30% of advance is reached.	Starting in 2017	N/A

7502	01/12/2015>30/11/2018	45%	0.19%	From 20 to 50K€ starting in 2019 until 30% is reached.	Starting 2019	N/A

In 2016, the Company will have to make exploitation decisions on the following RCAs (Agreement 5951, 6646 and 7027) with a potential recognition of an additional contingent liability of €5.2 million (maximum undiscounted amount). This amount is determined based on the amount effectively perceived by the Company as of 31 December 2015.

Note 20: Due dates of the Financial Liabilities

Non-current liabilities

(€’000)	Total	Less than one year	One to three years	Three to five years	More than five years
As of December 31, 2014
Finance leases	413	134	245	34	—
Operating leases	1,683	751	679	88	165
Pension obligations	182	—	—	—	182
Advances repayable (current and non-current)	11,555	777	1,570	1,846	7,362

Total	13,833	1,662	2,494	1,968	7,709

(€’000)	Total	Less than	One to three	Three to	More than
		one year	years	five years	five years
As of December 31, 2015
Finance leases	675	248	427
Operating leases	1.759	817	692	126	124
Pension obligations	121				121
Advances repayable (current and non-current)	11.382	898	3.043	1.814	5.627

Total	13.937	1.962	4.163	1.940	5.872

Current liabilities

Financial liabilities as of 31 December 2014:

(€‘000)	Total	Less than one year	One to five years	More than five years
As of 31 December, 2014
Financial leases	425	140	285	—
Trade payables and other current liabilities	5,142	5,142	—	—

Total financial liabilities	5,567	5,282	285	—

Financial liabilities posted as of 31 December 2015:

(€‘000)	Total	Less than one year	One to five years	More than five years
As of 31 December, 2015
Financial leases	675	248	427	—
Trade payables and other current liabilities	10,344	10,344	—	—

Total financial liabilities	11,019	10,592	427

Details of current liabilities

Trade payables and other current liabilities

(€‘000)	As of 31 December
	2015	2014
Total trade payables	8,576	4,042
Other current liabilities
Social security	301	242
Payroll accruals and taxes	1,300	825
Other current liabilities	167	33

Total other current liabilities	1,768	1,100

Trade payables (composed of supplier’s invoices and accruals for supplier’s invoices not yet received at closing) are non-interest bearing and are normally settled on a 60-day terms. The increase of the trade payables as of December 31 2015 resulted mainly from the accrual of the deferred payment owned to Celdara Medica, paid in January 2016 (cfr Note 14).

Other current liabilities are non-interest bearing and have an average term of six months. Fair value equals approximately the carrying amount of the trade payables and other current liabilities.

The Other current liabilities include the short term debts to employees and social welfare and tax agencies.

No discounting was performed to the extent that the amounts do not present payments terms longer than one year at the end of each fiscal year presented.

Note 21: Financial instruments on balance sheet

Not applicable

Note 22: Operating Income

(€‘000)	For the year ended 31 December
	2015	2014	2013
Recoverable cash advances (RCAs)	222	2,791	955
Subsidies	412	636	129
Reversal provision for reimbursement RCA	—	507	—
Additional provision for reimbursement RCA	—	—	(1,020)
Realized gain on contribution IP into joint venture	(312)	312	0
Other	—	167	0

Total Operating Income	322	4,413	64

Note 23 :Operating Expenses

The operating expenses are made of the next four components:

•	Other research & development expenses

•	Manufacturing expenses

•	Clinical, quality and regulatory expenses

•	General and administrative expenses

Other research and development expenses

(€‘000)	For the year ended 31 December
	2015	2014	2013
Employee expenses	1,558	954	898
Mayo research Project	0	751	4
Pre-clinical studies	2,023	274	275
Delivery systems	200	51	459
Other costs	241	120	67
R&D consultant fees	871	13	29
Capitalization C-Cathez development costs	(27)	(50)	(459)

Subtotal	4,866	2,113	1,272
Depreciation and amortization	1,033	864	886

Total Research and development expenses	5,899	2,977	2,159

Manufacturing expenses

(€‘000)	For the year ended 31 December
	2015	2014	2013
Employee expenses	2,173	1,501	842
Contractor fees	575	402	76
Pilot Plan consulting fees	642	348	289
Raw materials	1,334	2,060	988
Rent & utilities	1,045	234	133
Other manufacturing costs	614	591	87
Total Manufacturing expenses	6,383	5,136	2,415

Clinical, quality and regulatory expenses

	2015	2014	2013
Employee expenses	2,054	1,780	1,460
Study cost	6,723	4,924	2,169
IP filing & maintenance fees	763	351	360
Travel & living	168	249	180
Consulting fees	772	436	269
Other costs	7	12	34

Total Clinical, quality and regulatory expenses	10,486	7,752	4,472

General and administrative expenses

(€‘000)	For the year ended 31 December
	2015	2014	2013
Employee expenses	2,761	1,408	910
Share-based payment	796	1,528	1,258
Rent	617	315	323
Communication & Marketing	891	394	206
Consulting fees	1,511	741	975
Travel & Living	509	399	147
Post employment benefits	(45)	28	—
Other	190	203	153

Total General and administration	7,230	5,016	3,972

Note 24: Employee Benefit Expenses

(€‘000)	For the year ended 31 December
	2015	2014	2013
Salaries, wages and bonuses	5,181	3,113	2,151
Executive Management team compensation	1,843	1,448	1,126
Share based payments	796	1,527	1,258
Social security	1,280	889	666
Post employment benefits	202	188	141
Hospitalisation insurance	40	30	22
Other benefit expenses	0	3	4

Total Employee expenses	9,342	7,198	5,368

Note 25: Financial Revenues and Expenses

(€’000)	For the year ended 31 December
	2015	2014	2013
Interest shareholders loans	—	—	401
Interest finance leases	10	6	6
Interest on overdrafts and other finance costs	90	16	19
Fair value convertible loans	—	—	1,158
Exchange Differences	135	19	11

Finance expenses	236	41	1,595

Interest income bank account	352	277	48
Exchange Differences	190	—	12
Finance income	542	277	60

Note 26: Income Tax expense

Not applicable

Note 27: Deferred taxes

The following table shows the reconciliation between the effective and theoretical tax expense at the theoretical standard Belgian tax rate of 33.99% (excluding additional contributions):

(€’000)	For the year ended 31 December
	2015	2014
Loss before taxes	(29,114)	(16,453)
Theoretical group tax rate	33.99%	33.99%
Theoretical tax gain	9,896	5,592
Increase/decrease in tax expense arising from:
Permanent differences(1)	3,663	378
Share-based compensation	(498)	(519)
CELYAD Asia	(21)	21
Capitalization of R&D costs	(6,112)	(4,634)
Depreciation of Mayo license	(75)	(42)
Recoverable cash advances	(371)	794
Other temporary differences	15	(10)
Non recognition of deferred tax assets related to statutory tax losses	(6,576)	(1,806)
Non taxable statutory losses	79	226
Effective tax gain / (expense)	—	—
Effective tax rate	—%	—%

(1)	The significant balance of permanent differences is mainly affected by transaction costs on capital increases occurred in 2015 and 2014. These transaction costs are booked in equity and are subject to a tax deduction

Unrecognized deferred tax assets:

(€‘000)	For the year ended 31 December
	2015	2014
Net loss carried forward	(63,863)	(44,504)
Opening temporary differences	(32,485)	(20,883)
Amortization of intangibles	19	118
Recoverable cash advances	(1,093)	2,336
Capitalization of development costs	(18,220)	(13,873)
Post employment benefits	62	(183)
Total temporary differences of the period	(19,232)	(11,602)
Accumulated temporary differences	(51,717)	(32,485)
Total IFRS tax losses carried forward and Deductible temporary difference (net)	(115,580)	(76,989)
Unrecognized deferred tax assets	39,286	26,169

The Group has unused tax losses carried forward that are available indefinitely for offset against future taxable profits of the Group. In addition to the net loss carried forward, the Group can benefit from additional tax benefits (notional interest deduction) which can be carry-forward for a period of 7 years.

(€‘000)	As of 31 December
	2015	2014
Notional interest	(1,861)	(1,861)

The Group has a history of losses and significant uncertainty exists surrounding the Group’s ability to realize taxable profits in the near future. Therefore, the Group did not recognize any deferred tax assets in respect of these losses, unless sufficient taxable temporary differences were available by which these deferred tax assets can be offset.

The table below present the accumulated deferred tax assets and liabilities as per end of the periods.

(€‘000)	As of 31 December
	2015	2014
Deferred tax assets	43,549	30,074
Deferred tax liabilities	(4,263)	(3,905)
Unrecognized deferred tax assets	39,286	26,169

The statutory tax rate is 33.99%. It should be noted that the Group has obtained on 14 October 2009 a tax ruling issued by the Belgian tax authorities by whom the Group is allowed to exempt 80% of all future revenues originated from patents and licenses registered in the books of the Group. The tax ruling has no expiration date and will be applicable until the patents will fall in the public domain.

Note 28: Commitments

Obligations under the terms of ordinary rental agreements

The company has signed a few agreements concerning financial leases with ING and ES Finance concerning technical equipments. The breakdown per year is available in Note 20.

The company has signed a few operational leases for building, technical labs and cars with BMS, Rentys, KBC. The breakdown per maturity is available in Note 20.

Obligations under the Terms of Other Agreements

Mayo Foundation for Medical Education and Research

Based on the terms of the second amendment of the license agreement dated 18 October 2010, the Company is committed to the following payments:

Undirected research grants

The Company will fund research in the Field at Mayo Clinic of $1,000,000 per year for four years beginning in or after 2015, as soon as the Company has had both a first commercial sale of a Licensed Product and a positive cash flow from operations in the previous financial year. The Company will have an exclusive right of first negotiation to acquire an exclusive license to inventions that are the direct result of work carried out under these grants. In case the Company exercises its option to negotiate, but no agreement is reached within a certain period, then Mayo Clinic during the following nine-month period cannot enter into a license with a third party.

Royalties

The Company will pay a 2% royalty (on net commercial sales by itself or its sub-licensees) to Mayo Clinic, for all of the products that absent the Mayo License would infringe a valid claim of a Licensed Patent (each, a “Licensed Product”), during a royalty period (on a Licensed Product-by-Licensed Product basis) beginning on the date of first commercial sale of such Licensed Product and ending on the earlier of: (i) 15 years from first commercial sale; (ii) the date on which such Licensed Product is no longer covered by a valid claim of a Licensed Patent in the territories in which it is sold; (iii) or termination of the Mayo License.

Currently no liability has been accounted for by the Group for these variable payments to Mayo Foundation.

Corquest Inc

Based on the terms of the Share Purchase Agreement dated 5 November 2014, former shareholders of Corquest Inc will be entitled to an earn-out payment based on the net revenues generated by the Company, which revenues should be generated from the selling or divesting, in all or in part, of Proprietary Intellectual Property Rights of the Company to a third party.

As from the 5 November 2014 date until the tenth anniversary of the Agreement, former shareholders of Corquest Inc are entitled to:

•	an Earn-Out royalty of 2% if Net Revenue are bellow or equal to 10 million euro

•	or an Earn-Out royalty of 4% if Net Revenue are higher than 10 million euro

Oncyte LLC-Celadara Milestones

Based on the terms of the Share Purchase Agreement dated 21 January 2015, Celdara Medical LLC, former owner of Oncyte LLC, will be entitled to development and regulatory milestones, sales milestones and royalties based on the net sales generated by the Company.

On the lead program NKR-2, Celdara Medical will be entitled to the following development and regulatory milestones;

•	$5 million when the first patient of the second cohort of the Phase I trial is enrolled

•	$6 million when dosing the first patient of a Phase II trial

•	$9 million when dosing the first patient of a Phase III trial

•	$11 million when filing of the first regulatory approval of NKR-2

•	$14 million when NKR-2 is approved for commercialization in the US

On the other preclinical products

•	$1.5 million when a filing of an IND to the FDA

•	$4 million when dosing the first patient of a Phase II trial

•	$6 million when dosing the first patient of a Phase III trial

•	$10 million when filing of the first regulatory approval of NKR-2

•	$15 million when NKR-2 is approved for commercialization in the US

Sales milestones will also be due to Celdata Medical and are dependent of cumulative net sales of products developed out of the Oncyte platform:

•	$15 million when first time cumulative worldwide net sales equal to or exceed $250 million

•	$25 million when first time cumulative worldwide net sales equal to or exceed $500 million

•	$40 million when first time cumulative worldwide net sales equal to or exceed $1 billion

Company will make annual royalty payments to Celdara Medical on net sales of each product sold by the Company, its affiliates and sublicensees at the applicable rate set forth below:

•	5% of the net sales if cumulative worldwide annual net sales are less or equal to $250 million

•	6% of the net sales if cumulative worldwide annual net sales are greater than $250 million and less or equal to $500 million

•	7% of the net sales if cumulative worldwide annual net sales are greater than $500 million and less or equal to $1 billion

•	8% of the net sales if cumulative worldwide annual net sales are greater than $1 billion

Note 29: Relationships with Third-Parties

Remuneration of key management

Key management consists of the members of the Executive Management Team and the entities controlled by any of them.

	As of 31 December
	2015	2014	2013
Number of EMT members	6	6	4

(€’000)	For the years ended 31 December
	2015	2014	2013
Short term employee benefits[1]	309	270	—
Post employee benefits	6	3	—
Share-based compensation	561	976	1,029
Other employment costs[2]	4	2	—
Management fees	1,299	1,239	987

Total benefits	2,179	2,490	2,016

[1]	Include salaries, social security, bonuses, lunch vouchers
[2]	Such as Company cars

	As of 31 December
	2015	2014	2013
Number of warrants granted	5,000	17,500	294,500
Number of warrants lapsed	10,000	—	60,000
Cumulative outstanding warrants	187,225	192,225	294,725
Exercised warrants	—	120,000	—
Outstanding payables (in ‘000€)	574	363	216

Transactions with non-executive directors

	For the year ended 31 December
(€‘000)	2015	2014	2013
Share-based compensation	51	46	—
Management fees	89	54	22

Total benefits	140	100	22

	As of 31 December
	2015	2014	2013
Number of warrants granted	—	5,000	—
Number of warrants lapsed	—	—	—
Number of exercised warrants	5,000	10,000	—
Cumulative outstanding warrants	7,904	12,904	15,400
Outstanding payables (in ‘000€)	80	—	27
Shares owned	3,443,065	3,639,710	485,278

Transactions with shareholders

	For the years ended 31 December
(€‘000)	2015	2014	2013
Rent(1)	299	299	249
Patent costs(2)	93	592	592
Scientific collaboration(3)	—	754	—
Other	—	—

Total	392	1,645	841

[1]	Relate to lease paid to Biological Manufacturing Services, company controlled by Tolefi SA
[2]	Relate to Mayo License depreciation
[3]	Relate to directed research grant paid to Mayo Clinic under License Agreement

	As of 31 December
(€‘000)	2015	2014	2013
Outstanding payables	39	76	115

Note 30: Loss per share

The loss per share is calculated by dividing loss for the year by the weighted average number of ordinary shares outstanding during the period. As the Group is incurring net losses, outstanding warrants have an anti-dilutive effect. As such, there is no difference between the basic and the diluted earnings per share. In case the warrants would be included in the calculation of the loss per share, this would decrease the loss per share.

(€’000)	As of 31 December
	2015	2014	2013
Loss of the year attributable to Equity Holders	(29,114)	(16,453)	(14,489)
Weighted average number of shares outstanding	8,481,583	6,750,383	4,099,216

Earnings per share (non-fully diluted)	(3.43)	(2.44)	(3.53)

Note 31: Events after the close of the fiscal Year

New warrant plan

In January 2016, employees, consultants and directors accepted in total 285,550 warrants offered in November 2015. These warrants are part of the 466,000 warrants issued by the Board of Directors held on 28 October 2015. These warrants will be vested over 2016, 2017 and 2018 and may become exercisable as early as January 2019.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Celyad S.A.

/s/ Christian Homsy
By: Christian Homsy
Title: Chief Executive Officer (Principal Executive Officer)

Date: April 7, 2016

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Articles of Association (English translation)	F-1	333-204251	3.1	5-18-2015

2.1	Form of Deposit Agreement	F-1/A	333-204251	4.1	6-15-2015

2.2	Form of American Depositary Receipt (included in Exhibit 2.1)	F-1/A	333-204251	4.2	6-15-2015

4.1	Non-Commercial Lease Agreement, dated October 31, 2007, between Immobilière Belin 12 SA and the registrant, as amended (English translation)	F-1	333-204251	10.1	5-18-2015

4.2†	Services Agreement, dated January 7, 2008, between the registrant and Patrick Jeanmart SPRL (English translation)	F-1	333-204251	10.3	5-18-2015

4.3	Open-Ended Employment Contract, dated April 2, 2014, between the registrant and George Rawadi (English translation)	F-1	333-204251	10.4	5-18-2015

4.4	Employment Agreement, dated as of September 16, 2014, between the registrant and Warren Sherman, MD	F-1	333-204251	10.5	5-18-2015

4.5	Management Services Agreement, dated February 22, 2008, between the registrant and Christian Homsy	F-1	333-204251	10.6	5-18-2015

4.6	Services Agreement, dated November 2, 2010, between the registrant and Peter de Waele	F-1	333-204251	10.7	5-18-2015

4.7	Service Agreement, dated as of December 28, 2014, between the registrant and Vincent Brichard	F-1	333-204251	10.8	5-18-2015

4.8	Exclusive License Agreement, dated April 30, 2010, between the Trustees of Dartmouth College and Celdara Medical, LLC, as amended	F-1	333-204251	10.9	5-18-2015

4.9	Exclusive License Agreement, dated June 27, 2014, between the Trustees of Dartmouth College and Celdara Medical, LLC, as amended	F-1	333-204251	10.10	5-18-2015

4.10	Technology License Contract, dated June 4, 2007, between the registrant and Mayo Foundation for Medical Education and Research, as amended	F-1	333-204251	10.11	5-18-2015

4.11	Stock Purchase Agreement, by and among the registrant and Celdara Medical, LLC, dated as of January 5, 2015	F-1/A	333-204251	10.12	5-29-2015

4.12	Asset Purchase Agreement, by and among OnCyte, LLC, Celdara Medical, LLC and the registrant, dated January 21, 2015	F-1/A	333-204251	10.13	5-29-2015

4.13	Share Purchase Agreement, by and between the registrant and Didier de Canniere and Serge Elkiner, dated as of October 31, 2014	F-1	333-204251	10.14	5-18-2015

4.14	Agreement for the Provision of Services for Production of Cardiac Cells between Biological Manufacturing Services and the registrant, dated April 11, 2011 (English translation)	F-1	333-204251	10.15	5-18-2015

4.15†	Warrant Plans (English translation)	F-1	333-204251	10.16	5-18-2015

8.1	List of Subsidiaries of the registrant

12.1#	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2#	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

#	Filed herewith
*	Furnished herewith
†	Indicates a management contract or compensatory plan, contract or arrangement