Form 20-F
period 2016-12-31
CELYAD S.A.
filed 2017-04-04
CIK 1637890

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Rue Edouard Belin 2

1435 Mont-Saint-Guibert, Belgium

(Address of principal executive offices)

Christian Homsy, MD, MBA

Chief Executive Officer

Celyad SA

Rue Edouard Belin 2

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

Ordinary shares: 9,313,603 as of December 31, 2016

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F, or Annual Report, contains forward-looking statements. All statements other than present and historical facts and conditions contained in this Annual Report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this Annual Report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the initiation, timing, progress and results of our preclinical studies and clinical trials, and our research and development programs;

•	our ability to advance drug product candidates into, and successfully commence and complete, clinical trials;

•	our reliance on the success of our drug product candidates;

•	the timing or likelihood of regulatory filings and approvals;

•	our ability to develop sales and marketing capabilities;

•	the commercialization of our drug product candidates, if approved;

•	the pricing and reimbursement of our drug product candidates, if approved;

•	the implementation of our business model, strategic plans for our business, drug product candidates and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our drug product candidates and technology;

•	our ability to operate our business without infringing the intellectual property rights and proprietary technology of third parties;

•	cost associated with defending intellectual property infringement, product liability and other claims;

•	regulatory developments in the United States, the European Union and other jurisdictions where we plan to market our drug product candidates;

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing and ability to obtain such financing when needed;

•	the potential benefits of strategic collaboration agreements and our ability to enter into strategic arrangements;

•	our ability to maintain and establish collaborations or obtain additional grant funding or subsidies;

•	the rate and degree of market acceptance of our drug product candidates;

•	developments relating to our competitors and our industry, including competing therapies;

•	our ability to effectively manage our anticipated growth;

•	our ability to attract and retain qualified employees and key personnel;

•	our ability to build our finance infrastructure, improve our accounting systems and controls and remedy the material weaknesses identified in our internal control over financial reporting;

•	our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act;

•	statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and share performance;

•	our expectations regarding our PFIC status;

•	the future trading price of our ADSs and our ordinary shares and impact of securities analysts’ reports on these prices; and

•	other risks and uncertainties, including those listed under the caption “Risk factors.”

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

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. - KEY INFORMATION

A Selected Financial Data

Statement of Income (Loss) Data:

(€‘000)	For the year ended December 31
	2016	2015	2014	2013
Revenues	8,523	3	146	0
Cost of sales	(53)	(1)	(115)	0
Gross profit	8,471	2	31	0
Research and Development expenses	(27,675)	(22,766)	(15,865)	(9,046)
General administrative expenses	(9,744)	(7,230)	(5,016)	(3,972)
Other operating income	3,340	322	4,413	64
Operating Loss	(25,609)	(29,672)	(16,437)	(12,954)
Financial Result	1,997	306	236	(1,535)
Share of Loss of investments accounted for using the equity method	—	252	(252)	0
Loss before taxes	(23,612)	(29,114)	(16,453)	(14,489)
Income taxes	6	—	—	—
Loss for the year [2]	(23,606)	(29,114)	(16,453)	(14,489)

Basic and diluted loss per share (in €)	(2.53)	(3.43)	(2.44)	(3.53)

Weighted average number of outstanding shares	9,313,603	8,481,583	6,750,383	4,099,216

Statement of Financial Position Data:

	2013	2014	2015	2016
	Euro	Euro	Euro	Euro	US(1)
Cash and cash equivalents	19,058	27,633	100,175	48,357	50,973
Short term deposits	3,000	2,671	7,338	34,230	36,082
Total assets	32,386	43,976	159,525	138,806	146,316
Total shareholders’ equity	16,898	26,684	111,473	90,885	95,801
Trade non-current liabilities	12,099	11,239	36,562	36,646	38,629
Total current liabilities	3,389	6,053	11,490	11,275	11,885
Total liabilities	15,488	17,292	48,052	47,922	50,514
Total liabilities and shareholders’ equity	32,386	43,976	159,525	138,806	146,316

(1)	At closing rate of 1.0541 $/€ on December 31, 2016

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

	2012	2013	2014	2015	2016
High	1.3463	1.3816	1.3927	1.2015	1.1569
Low	1.2062	1.2774	1.2101	1.0524	1.0364
Rate at end of period	1.3186	1.3779	1.2101	1.0927	1.0541
Average rate per period	1.2859	1.3281	1.3297	1.1104	1.1069

The following table sets forth, for each of the last six months, the low and high exchange rates for euros expressed in U.S. dollars and the exchange rate at the end of the month based on the noon buying rate as described above.

	September 2016	October 2016	November 2016	December 2016	January 2017	February 2017
High	1.1296	1.1236	1.1095	1.0762	1.0755	1.0808
Low	1.1146	1.0872	1.0548	1.0364	1.0385	1.0513
Rate at end of period	1.1212	1.1026	1.0799	1.0543	1.0614	1.0643

On February 28th, 2017, the noon buying rate of the Federal Reserve Bank of New York for the euro was €1.00 = 1.0643$

B - Capitalization and Indebtedness

Not applicable.

C. - Reasons for the Offer and Use of Proceeds

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

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred losses in each period since our inception and anticipate that we will continue to incur losses for the foreseeable future.

We are not profitable and have incurred losses in each period since our inception. For the years ended December 31, 2016, 2015 and 2014, we incurred a loss for the year of €23.6 million, €29,1 million and €16.5 million, respectively. As of December 31, 2016, we had a retained loss of €124.0 million. We expect these losses to increase as we continue to incur significant research and development and other expenses related to our ongoing operations, continue to advance our drug product candidates through preclinical studies and clinical trials, seek regulatory approvals for our drug product candidates, scale-up manufacturing capabilities and hire additional personnel to support the development of our drug product candidates and to enhance our operational, financial and information management systems.

Even if we succeed in commercializing one or more of our drug product candidates, we will continue to incur losses for the foreseeable future relating to our substantial research and development expenditures to develop our technologies. We anticipate that our expenses will increase substantially if and as we:

•	continue our research, preclinical and clinical development of our drug product candidates;

•	expand the scope of therapeutic indications of our current clinical trials for our drug product candidates;

•	initiate additional preclinical studies or additional clinical trials of existing drug product candidates or new drug product candidates;

•	further develop the manufacturing processes for our drug product candidates;

•	seek regulatory approvals for our drug product candidates that successfully complete clinical trials;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval, in the European Union and the United States;

•	make milestone or other payments under any in-license agreements;

•	maintain, protect and expand our intellectual property portfolio; and

•	create additional infrastructure to support our operations as a U.S. public company.

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

We have generated only limited revenue from sales of C-Cathez, our proprietary catheter for injecting cells into the heart, to research laboratories and clinical stage companies. We expect that revenue from sales of C-Cathez will remain insignificant as we sell C-Cathez only to research laboratories and clinical stage companies. We have no drug products approved for commercial sale, have not generated any revenue from drug product sales, and do not anticipate generating any revenue from drug product sales until after we have received regulatory approval, if at all, for the commercial sale of a drug product candidate. Our ability to generate revenue and achieve profitability depends significantly on our success in many factors, including:

•	completing research regarding, and preclinical and clinical development of, our drug product candidates;

•	pursuing regulatory approvals and marketing authorizations for drug product candidates for which we complete clinical trials;

•	developing a sustainable and scalable commercial-scale manufacturing process for our drug product candidates, including establishing our own manufacturing capabilities and infrastructure or establishing and maintaining commercially viable supply relationships with third parties;

•	launching and commercializing drug product candidates for which we obtain regulatory approvals and marketing authorizations, either directly or with a collaborator or distributor;

•	obtaining market acceptance of our drug product candidates as viable treatment options;

•	addressing any competing technological and market developments;

•	identifying, assessing, acquiring and/or developing new drug product candidates;

•	negotiating favorable terms in any collaboration, licensing, or other arrangements into which we may enter;

•	maintaining, protecting, and expanding our portfolio of intellectual property rights, including patents, trade secrets, and know-how; and

•	attracting, hiring, and retaining qualified personnel.

Even if one or more of the drug product candidates that we develop is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved drug product candidate. Our expenses could increase beyond expectations if we are required by the U.S. Food and Drug Administration, or the FDA, European Medicines Agency, or EMA, or other applicable regulatory agencies, to change our manufacturing processes or assays, or to perform clinical, preclinical, or other types of studies in addition to those that we currently anticipate. If we are successful in obtaining regulatory approvals to market one or more of our drug product candidates, our revenue will be dependent, in part, upon the size of the markets in the territories for which we gain regulatory approval, the accepted price for the drug product, the ability to get coverage and adequate reimbursement, and whether we own the commercial rights for that territory. If the number of our addressable disease patients is not as significant as we estimate, the indication approved by regulatory authorities is narrower than we expect, or the reasonably accepted population for treatment is narrowed by competition, physician choice or treatment guidelines, we may not generate significant revenue from sales of such products, even if approved. If we are not able to generate revenue from the sale of any approved drug products, we may never become profitable.

If we fail to obtain additional financing, we will be unable to complete the development and commercialization of our drug product candidates.

Our operations have required substantial amounts of cash since inception. We expect to continue to spend substantial amounts to continue the clinical development of our drug product candidates, including our ongoing and planned clinical trials for CART-T NKR-2 and any of our future drug product candidates. If approved, we will require significant additional amounts in order to launch and commercialize our drug product candidates.

As of December 31, 2016, we had €48.4 million in cash and €34.2 million in short term investments.

We believe that our existing cash and short term investments, will be sufficient to fund our operations until mid 2019. However, changing circumstances may cause us to increase our spending significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. We may require additional capital for the further development and commercialization of our drug product candidates and may need to raise additional funds sooner if we choose to expand more rapidly than we presently anticipate.

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

Before obtaining regulatory approval or marketing authorization from regulatory authorities for the sale of our drug product candidates, if at all, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the drug product candidates in humans. Clinical testing is expensive, time-consuming and uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:

•	delays in raising, or inability to raise, sufficient capital to fund the planned clinical trials;

•	delays in reaching a consensus with regulatory agencies on trial design;

•	identifying, recruiting and training suitable clinical investigators;

•	delays in reaching agreement on acceptable terms with prospective clinical research organizations, or CROs, and clinical trial sites;

•	delays in obtaining required Investigational Review Board, or IRB, or ethics committee approval at each clinical trial site;

•	delays in recruiting suitable patients to participate in our clinical trials;

•	delays due to changing standard of care for the diseases we are studying;

•	adding new clinical trial sites;

•	imposition of a clinical hold by regulatory agencies, including after an inspection of our clinical trial operations or trial sites or for the class of drugs in which our drug product candidates belong;

•	failure by our CROs, other third parties or us to adhere to clinical trial requirements;

•	catastrophic loss of drug product candidates due to shipping delays or delays in customs in connection with delivery to foreign countries for use in clinical trials;

•	failure to perform in accordance with the FDA’s good clinical practices, or GCPs, or applicable regulatory requirements and guidelines in other countries;

•	delays in the testing, validation, manufacturing and delivery of our drug product candidates to the clinical sites;

•	delays in having patients complete participation in a trial or return for post-treatment follow-up;

•	clinical trial sites or patients dropping out of a trial;

•	occurrence of serious adverse events associated with the drug product candidate that are viewed to outweigh its potential benefits; or

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols.

Any inability to successfully complete preclinical and clinical development could result in additional costs to us or impair our ability to generate revenues from product sales, regulatory and commercialization milestones and royalties. Clinical trial delays could also shorten any periods during which we may have the exclusive right to commercialize our drug product candidates or allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our drug product candidates and may harm our business and results of operations.

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

In addition, our clinical trials will compete with other clinical trials for drug product candidates that are in the same therapeutic areas as our drug product candidates, and this competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Because the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites. Moreover, because our drug product candidates represent a departure from more commonly used methods for ischemic heart failure, or HF and cancer treatment, potential patients and their doctors may be inclined to use conventional therapies, rather than enroll patients in our clinical trials.

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

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Although drug product candidates may demonstrate promising results in early clinical (human) trials and preclinical (animal) studies, they may not prove to be effective in subsequent clinical trials. For example, testing on animals may occur under different conditions than testing in humans and therefore the results of animal studies may not accurately predict human experience. Likewise, early clinical trials may not be predictive of eventual safety or effectiveness results in larger-scale pivotal clinical trials. The results of preclinical studies and previous clinical trials as well as data from any interim analysis of ongoing clinical trials of our drug product candidates, as well as studies and trials of other products with similar mechanisms of action to our drug product candidates, may not be predictive of the results of ongoing or future clinical trials. Drug product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and earlier clinical trials. In addition to the safety and efficacy traits of any drug product candidate, clinical trial failures may result from a multitude of factors including flaws in trial design, dose selection, placebo effect and patient enrollment criteria. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials, and it is possible that we will as well. Based upon negative or inconclusive results, we or our collaborators may decide, or regulators may require us, to conduct additional clinical trials or preclinical studies. In addition, data obtained from trials and studies are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may delay, limit or prevent regulatory approval.

The regulatory approval processes of the FDA, EMA and other comparable regulatory authorities is lengthy, time-consuming, and inherently unpredictable, and we may experience significant delays in the clinical development and regulatory approval, if any, of our drug product candidates.

The research, testing, manufacturing, labeling, approval, selling, import, export, marketing, and distribution of drug products, including biologics, are subject to extensive regulation by the FDA, EMA and other comparable regulatory authorities. We are not permitted to market any biological product in the United States until we receive a Biologics License Application, or BLA, from the FDA or a marketing authorization application, or MAA, from the EMA. We have not previously submitted a BLA to the FDA, MAA to the EMA, or similar approval filings to comparable foreign authorities. A BLA must include extensive preclinical and clinical data and supporting information to establish that the drug product candidate is safe, pure, and potent for each desired indication. The BLA must also include significant information regarding the chemistry, manufacturing, and controls for the product, and the manufacturing facilities must complete a successful pre-license inspection. We expect the nature of our biologic product candidates to create further challenges in obtaining regulatory approval. For example, the FDA and EMA have limited experience with commercial development of genetically modified T-cell therapies for cancer. The FDA may also require a panel of experts, referred to as an Advisory Committee, to deliberate on the adequacy of the safety and efficacy data to support licensure. The opinion of the Advisory Committee, although not binding, may have a significant impact on our ability to obtain licensure of the drug product candidates based on the completed clinical trials. Accordingly, the regulatory approval pathway for our drug product candidates may be uncertain, complex, expensive, and lengthy, and approval may not be obtained.

Obtaining and maintaining regulatory approval of our drug product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our drug product candidates in other jurisdictions.

If we obtain and maintain regulatory approval of our drug product candidates in one jurisdiction, such approval does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, but a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a drug product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the drug product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a drug product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

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

Similarly, in the European Union, after recommendation from the EMA’s Committee for Orphan Medicinal Products, the European Commission grants Orphan Drug Designation to promote the development of products that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in the European Union and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized (or the product would be a significant benefit to those affected). Additionally, designation is granted for products intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the product in the European Union would be sufficient to justify the necessary investment in developing the product. In the European Union, Orphan Drug Designation entitles a party to financial incentives such as reduction of fees or fee waivers.

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

Any regulatory approvals that we receive for our drug product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials and surveillance to monitor the safety and efficacy of the drug product candidate. The FDA may also require a

REMS program as a condition of approval of our drug product candidates, which could entail requirements for long-term patient follow-up, a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves our drug product candidates, we will have to comply with requirements including submissions of safety and other post-marketing information and reports, establishment registration, as well as continued compliance with cGMPs and cGCPs for any clinical trials that we conduct post-approval.

The FDA may impose consent decrees or withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with our drug product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of our products, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	fines, untitled or warning letters, or holds on clinical trials;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of license approvals;

•	product seizure or detention, or refusal to permit the import or export of our drug product candidates; and

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising, and promotion of products that are placed on the market. Products may be promoted only for the approved indications and in accordance with the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability. The policies of the FDA and of other regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our drug product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

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

In addition, although we are not utilizing embryonic stem cells in our drug product candidates, adverse publicity due to the ethical and social controversies surrounding the therapeutic use of such technologies, and reported side effects from any clinical trials using these technologies or the failure of such trials to demonstrate that these therapies are safe and effective may limit market acceptance of our drug product candidates due to the perceived similarity between our drug product candidates and these other therapies. If our drug product candidates are approved but fail to achieve market acceptance among physicians, patients, hospitals, or others in the medical community, we will not be able to generate significant revenue.

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

Third-party payors, whether domestic or foreign, or governmental or private, are developing increasingly sophisticated methods of controlling healthcare costs. In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could impact our ability to sell our products profitably. In particular, in 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or the ACA, was enacted, which, among other things, subjected biologic products to potential competition by lower-cost biosimilars, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program, extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations, subjected manufacturers to new annual fees and taxes for certain branded prescription drugs, and provided incentives to programs that increase the federal government’s comparative effectiveness research. Some of the provisions of the Affordable Care Act have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges. In January 2017, Congress voted to adopt a budget resolution for fiscal year 2017, that while not a law, is widely viewed as the first step toward the passage of legislation that would repeal certain aspects of the Affordable Care Act. Further, on January 20, 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the Affordable Care Act to waive, defer, grant exemptions from, or delay the implementation of any provision of the Affordable Care Act that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. Congress also could consider subsequent legislation to replace elements of the Affordable Care Act that are repealed. Thus, the full impact of the Affordable Care Act, any law replacing elements of it, and the political uncertainty surrounding any repeal or replacement legislation on our business remains unclear.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013, and will remain in effect through 2025 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012, was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

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

Our drug product candidates are biologics and the process of manufacturing our products is complex, highly-regulated and subject to multiple risks. The manufacture of our drug product candidates involves complex processes, including harvesting cells from patients, selecting and expanding certain cell types, engineering or reprogramming the cells in a certain manner to create either cardiopoietic cells or NKR-T cells, expanding the cell population to obtain the desired dose, and ultimately infusing the cells back into a patient’s body. As a result of the complexities, the cost to manufacture our drug product candidates, is higher than traditional small molecule chemical compounds, and the manufacturing process is less reliable and is more difficult to reproduce. Our manufacturing process is susceptible to product loss or failure due to logistical issues associated with the collection of blood cells, or starting material, from the patient, shipping such material to the manufacturing site, shipping the final product back to the patient, and infusing the patient with the product, manufacturing issues associated with the differences in patient starting materials, interruptions in the manufacturing process, contamination, equipment or reagent failure, improper installation or operation of equipment, vendor or operator error, inconsistency in cell growth, and variability in product characteristics. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions. For example, we were only able to produce C-Cure for 70% of the patients that we attempted to produce drug product candidate for in our Phase 2 clinical trial. If for any reason we lose a patient’s starting material or later-developed product at any point in the process, the manufacturing process for that patient will need to be restarted and the resulting delay may adversely affect that patient’s outcome. If microbial, viral, or other contaminations are discovered in our drug product candidates or in the manufacturing facilities in which our drug product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. Because our drug product candidates are manufactured for each particular patient, we are required to maintain a chain of identity with respect to materials as they move from the patient to the manufacturing facility, through the manufacturing process, and back to the patient. Maintaining such a chain of identity is difficult and complex, and failure to do so could result in adverse patient outcomes, loss of product, or regulatory action including withdrawal of our products from the market. Further, as drug product candidates are developed through preclinical to late stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause our drug product candidates to perform differently and affect the results of ongoing clinical trials or other future clinical trials.

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

We face competition both in the United States and internationally, including from major multinational pharmaceutical companies, biotechnology companies and universities and other research institutions. In addition, many universities and private and public research institutes are active in our target disease areas. As of the date of this Annual Report, our main competitors for C-Cure include Capricor Inc., Mesoblast Ltd, Biocardia Inc. and Vericel Corporation. As of the date of this Annual Report, our main competitors for NKR-2 and our other NKR-T cell product candidates include Bellicum Pharmaceuticals, Inc., Bluebird bio, Inc., Cellectis S.A., Juno Therapeutics, Inc., Kite Pharma Inc., Novartis AG, NantKwest Inc and Ziopharm Oncology, Inc.

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

We rely on CROs, clinical investigators and clinical trial sites to ensure our clinical trials are conducted properly and on time. While we will have agreements governing their activities, we will have limited influence over their actual performance. We will control only certain aspects of our CROs’ activities. Nevertheless, we will be responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal, and regulatory requirements and scientific standards, and our reliance on the CROs does not relieve us of our regulatory responsibilities.

We and our clinical investigators and CROs are required to comply with the GCPs for conducting, recording and reporting the results of clinical trials to assure that the data and reported results are credible and accurate and that the rights, integrity and confidentiality of clinical trial participants are protected. The FDA, the Competent Authorities of the Member States of the EEA, and comparable foreign regulatory authorities, enforce these GCPs through periodic inspections of trial sponsors, principal investigators and clinical trial sites. If we or our clinical investigators and CROs fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, the EMA, or other foreign regulatory authorities may require us to perform additional clinical trials before approving any marketing applications. Upon inspection, the FDA or other regulatory authorities may determine that our clinical trials did not comply with GCPs. In addition, our clinical trials will require a sufficient number of test subjects to evaluate the safety and effectiveness of our drug product candidates. Accordingly, if our clinical investigators or CROs fail to comply with these regulations or fail to recruit a sufficient number of patients, we may be required to repeat such clinical trials, which would delay the regulatory approval process.

Our clinical investigators and CROs are not our employees, and we are therefore unable to directly monitor whether or not they devote sufficient time and resources to our clinical programs. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other product development activities that could harm our competitive position. If our clinical investigators or CROs do not successfully carry out their contractual duties or obligations, fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements, or for any other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize, our drug product candidates. If any such event were to occur, our financial results and the commercial prospects for our drug product candidates would be harmed, our costs could increase, and our ability to generate revenues could be delayed.

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

European patent EP2432482, entitled “Pharmaceutical composition for the treatment of heart diseases”, was granted by the European Patent Office (“EPO”) on April 15, 2015. The granted claims relate to compositions comprising specific cells committed to the generation of heart tissue. A notice of opposition to this patent was filed at the EPO on January 15, 2016 by an anonymous third party. The opposition requests revocation of the patent in its entirety. Both parties presented additional arguments in writing, oral proceedings took place at the EPO on March 6, 2017. The oral proceedings resulted in revocation of the patent, a decision that still needs to be confirmed in writing. This decision can be appealed.

US Patent No. 9,181,527, entitled “T cell receptor-deficient T cell compositions,” was issued by the USPTO on November 10, 2015. The issued claims relate to isolated primary human T-cells that have been specifically modified. A request for ex parte re-examination of claim 1 of the issued patent was filed at the USPTO on February 10, 2016 by an anonymous third party. The request for re-examination was granted, and the proceeding has been completed. A re-examination certificate was issued on January 6, 2017, confirming the patentability of claim 1 as amended. The patent thus remains valid and enforceable.

A new request for ex parte re-examination of claim 3 of the same patent (US 9,181,527) was filed at the USPTO on December 27, 2016 by an anonymous third party. On March 14, 2017, the USPTO has issued a decision denying the request for re-examination, as no substantial new question of patentability was raised. The patent thus remains valid and enforceable.

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

We obtained access to our CAR-T NKR cell drug product candidates and related technology, including technology licensed from Dartmouth College, in January 2015, through our acquisition of OnCyte, LLC, or OnCyte, from Celdara Medical, LLC, a privately-held U.S. biotechnology company. Our acquisition of OnCyte significantly changed the composition of our operations, markets and drug product candidate mix. Our future success depends, in part, on our ability to address these changes, and, where necessary, to attract and retain new personnel that possess the requisite skills called for by these changes.

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

As of February 28, 2017, we had 70 full-time, 4 part-time employees and 6 self-employed collaborators. As our drug product candidates move into later stage clinical development and towards commercialization, we must add a significant number of additional managerial, operational, sales, marketing, financial, and other personnel. Future growth will impose significant added responsibilities on members of management, including:

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

In addition, we may be subject to health information privacy and security regulation of the European Union, the United States and other jurisdictions in which we conduct our business. For example, the laws that may affect our ability to operate include:

•	the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to

•	induce, or in return for, either the referral of an individual, or the purchase or recommendation of an item or service for which payment may be made under a federal healthcare program, such as the Medicare and Medicaid programs;

•	U.S. federal civil and criminal false claims laws and civil monetary penalty laws, including the federal False Claims Act, which impose criminal and civil penalties against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•	the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created federal criminal statutes that prohibit, among other things, executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

•	HIPAA, as amended by the Health Information Technology and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose certain obligations, including mandatory contractual terms, on covered healthcare providers, health plans, and healthcare clearinghouses, as well as their business associates, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•	the federal Open Payments Program that was created under the ACA, which requires certain manufacturers of covered pharmaceutical drugs, biologics, devices and medical supplies to track and report annually all payments or other transfers of value provided to physicians and teaching hospitals and certain ownership and investment interests held by physicians or their family members in applicable manufacturers and group purchasing organizations; and

•	analogous state and laws and regulations in other jurisdictions, such as state anti-kickback and false claims laws, which may be broader in scope and also apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and state and laws in other jurisdiction governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

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

As a U.S. public company, we operate in an increasingly demanding regulatory environment that requires us to comply with, among things, the Sarbanes-Oxley Act of 2002, or “SOX” as from December 31, 2016, and related rules and regulations of the SEC’s substantial disclosure requirements, accelerated reporting requirements and complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent financial fraud.

We have limited accounting personnel and other resources to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2016, we identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, such that there is reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis by our employees. The material weakness identified is related to a lack of segregation of duties given the size of our finance and accounting team.

As of December 31, 2014, we reported three material weaknesses. Since then, we have taken several remedial actions to address these material weaknesses. In particular, we have hired in 2015 additional staff for the finance and legal departments, including a corporate controller and legal advisor. Also, the Group has worked in 2016 with an independent firm to better define, formalize and upgrade our internal controls and processes with the goal of being compliant with the SOX regulation by end of 2016. Under the supervision of the Company’s management, an independent firm tested our internal controls and processes respectively in September 2016 and January 2017 in light of the SOX regulation. No additional material weaknesses were identified other than those related to the segregation of duties. Management will be addressing the recommendations of the independent firm in view of a continuous improvement of our processes.

As a result of these actions, two out of three material weaknesses identified as of December 31, 2014 are no longer valid. The lack of accounting resources to fulfill the reporting requirements of IFRS and the lack of comprehensive knowledge of IFRS accounting policies are no longer identified as material weaknesses as of December 31, 2016.

Furthermore, we believe it is possible that if our independent registered public accounting firm had performed an audit of our internal control over financial reporting, other material weaknesses may have been identified. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2016. However, until we cease to be an “emerging growth company,” as that term is defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, our independent registered public accounting firm will not be required to attest to and report on the effectiveness of our internal control over financial reporting.

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

Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop, alone or with collaborators. Although our clinical trials are currently covered by a clinical trial insurance, the amount of such insurance coverage may not be adequate, we may be unable to maintain such insurance, or we may not be able to obtain additional or replacement insurance at a reasonable cost, if at all. Our insurance policies may also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

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

We have received non-dilutive financial support totaling €23.1 million as of December 31, 2016, to support various research programs from the Walloon Region, or the Region. The support has been granted in the form of recoverable cash advances, or RCAs, and subsidies.

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

As of December 31, 2016, we had cash and cash equivalents of €48.4 million and short term investments of €34.2 million. We historically have invested substantially all of our available cash and cash equivalents in corporate bank accounts. Pending their use in our business, we may invest the net proceeds of the global offering in investments that may include corporate bonds, commercial paper, certificates of deposit and money market funds. These investments may be subject to general credit, liquidity, and market and interest rate risks. We may realize losses in the fair value of these investments or a complete loss of these investments, which would have a negative effect on our financial statements.

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

We believe that we were a passive foreign investment company (a “PFIC”) for the 2015 taxable year and in prior taxable years, but that we likely were not a PFIC for our 2016 taxable year. It is uncertain whether we will be a PFIC in future taxable years. Our status as a PFIC is a fact intensive determination and we cannot provide any assurances regarding our PFIC status for past, current or future taxable years. U.S. holders of the ADSs may suffer adverse tax consequences if we are characterized as a PFIC for any taxable year.

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

Our status as a PFIC will depend on the composition of our income, including the receipt of milestones, and the composition and value of our assets (which may be determined in large part by reference to the market value of the ADSs and ordinary shares, which may be volatile) from time to time.

We believe we were a PFIC in our 2015 taxable year and in prior taxable years, but that we likely were not a PFIC for our 2016 taxable year. With respect to our 2017 taxable year and possibly future taxable years, it is uncertain whether we will be a PFIC based upon the expected value of our assets, including any goodwill, and the expected composition of our income and assets. Our status as a PFIC is a fact intensive determination made on an annual basis and we cannot provide any assurances regarding our PFIC status for past, current or future taxable years.

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

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find the ADSs or the ordinary shares less attractive because we may rely on these exemptions. If some investors find the ADSs or the ordinary shares less attractive as a result, there may be a less active trading market for the ADSs or the ordinary shares and the price of the ADSs or the ordinary shares may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of (1) the last day of the fiscal year in which we have more than $1.0 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (3) the issuance, in any three-year period, by our company of more than $1.0 billion in non-convertible debt securities held by non-affiliates; and (4) December 31, 2020. We may choose to take advantage of some but not all of these exemptions.

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

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2017. In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents and more than 50% of the members of our executive management team or members of our board of directors are residents or citizens of the United States, we could lose our foreign private issuer status.

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

ITEM 4 –INFORMATION ON THE COMPANY

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

Our principal executive and registered offices are located at rue Edouard Belin 2, 1435 Mont-Saint-Guibert, Belgium and our telephone number is +32 10 394 100. Our agent for service of process in the United States is CT Corporation System. We also maintain a website at www.celyad.com. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our website is not a part of this Annual Report.

Our actual capital expenditures for the years ended December 31, 2014,2015 and 2016 amounted to €0.6 million, €0.8 million and €1.8 million, respectively. These capital expenditures primarily consisted of the acquisition of laboratory equipment and industrial tools, the refurbishment of our research and development laboratories and leasehold improvements of our corporate offices located in Belgium and the United States. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs and grow our operations. We anticipate our capital expenditure in 2017 to be financed mostly from finance leases and partly with proceeds of our global offering.

B. Business Overview

Overview

We are a leader in engineered cell therapy treatments with clinical programs currently targeting indications in immune-oncology.

Our lead product candidate in oncology is CAR-T NKR-2, an autologous chimeric antigen receptor, or CAR, using NKG2D, an activating receptor of Natural Killer, or NK, cells transduced on T-lymphocytes. We successfully completed in 2016 our first clinical trial for this product candidate, called the CM-CS1 trial. The CM-CS1 trial was a Phase 1 dose escalation study that was conducted at the Dana Farber Cancer Institute in Boston, Massachusetts. It enrolled patients with refractory or relapsed acute myeloid leukemia, or AML, or multiple myeloma, or MM. The outcome of the CM-CS1 trial was presented at the 2016 American Society of Hematology, or ASH, Annual Meeting in December 2016. No treatment-related safety concerns were reported at the four doses tested. First signals of activity were also identified and reported.

In December 2016, a second Phase 1 clinical trial was initiated. The THINK trial (THerapeutic Immunotherapy with CAR-T NKR-2) is a multinational (EU/US) open-label Phase 1b trial to assess the safety and clinical activity of multiple administrations of autologous CAR-T NKR-2 cells in seven refractory cancers, including five solid tumors (colorectal, ovarian, bladder, triple-negative breast and pancreatic cancers) and two hematological tumors (AML and MM). The THINK trial will test three dose levels adjusted to body weight: up to 3x108, 1x109 and 3x109 CAR-T NKR-2 cells. At each dose, the patients will receive three successive administrations, two weeks apart, of CAR-T NKR-2 cells. The dose escalation part of the study will enroll up to 24 patients while the extension phase would enroll 86 additional patients. The dose escalation part is expected to be completed in the last quarter of 2017.

In July 2016, we announced the signing of an exclusive licensing agreement with the Japanese immuno-oncology company ONO Pharmaceutical Co. Ltd., or ONO, for the development and commercialization of our allogeneic CAR-T NKR-2 immunotherapy. The license agreement with ONO grants them the exclusive right to develop and commercialize our allogeneic CAR-T NKR-2 T-Cell immunotherapy in Japan, Korea and Taiwan. In exchange for receiving a license in these countries, ONO will pay us up to $311.5 million in development and commercial milestones, including an upfront payment of $12.5 million plus double digit royalties on net sales in ONO territories.

Our lead drug product candidate in cardiovascular disease is called C-Cure, an autologous cell therapy for the treatment of patients with ischemic heart failure, or HF. C-Cure was evaluated in CHART-1, a Phase 3 trial conducted in Europe and Israel with 290 patients suffering from advanced ischemic HF. Topline results from the CHART-1 trial were reported in June 2016. Results indicated that the trial was overall neutral but with a positive trend, consistent across all parameters tested. Although the primary endpoint of the randomized trial was not met among the entire CHART-1 patient population, a significant subpopulation representing more than 60% of the overall trial patients, defined by their Left Ventricular End Diastolic Volume, did meet the trial primary endpoint with a P value of 0.015. Based on the results of the CHART-1 trial, a U.S. trial, or CHART-2, has been designed to exclusively enroll the subset of patients that met the primary endpoint of the CHART-1 trial. We are currently seeking partners to further develop and commercialize C-Cure.

Strategy

Our goal is to become a leader in CAR-T cell therapies dedicated to the treatment of cancer. The key elements of this strategy are as follows:

•	Rapidly advance CAR-T NKR-2 clinical development for the treatment of hematological and solid indications targeted in our THINK trial. We are currently enrolling patients with refractory or relapsed AML, MM, colorectal, bladder, ovarian, pancreatic and triple negative breast cancers in a Phase 1b clinical trial of CAR-T NKR-2 in Belgium and in the United States. We intend to progress CAR-T NKR-2 in further stages of development in the indications that demonstrate clinical activity.

•	Explore the potentially synergistic effect of the combination of CAR-T NKR-2 with standard chemotherapy in first or second line metastatic colorectal cancer patients. We believe there is an opportunity to study the properties of increased ligand expression in tumor cells exposed to aggressive chemotherapy regime, with the administration of CAR-T NKR-2 in between the chemotherapy cycles.

•	Explore the potential of CAR-T NKR-2 administered loco regionally. We believe there is an opportunity to study the safety and effectiveness of administration of CAR-T NKR-2 in the liver in colorectal cancer patients with liver metastasis.

•	Develop our allogeneic CAR-T NKR-2 clinical program. We are developing a proprietary approach to inhibit T-cell receptor, or TCR, expression in CAR-T cells that allows us to use donor cells as opposed to the patient’s own T lymphocytes, which may make the administration of CAR-T therapies feasible in patients lacking sufficient T lymphocytes, and, potentially, provide an approach to the administration of CAR-T cells in certain conditions where the resident immune system can be temporarily inhibited.

•	Make manufacturing and logistics of autologous CAR-T therapies feasible to address large indications. While current autologous approaches may be suited for relatively small indications, and allogeneic approaches have yet to demonstrate their equivalent effectiveness in non-hematological malignancies, we believe it is important to find manufacturing and supply chain solutions that allow the administration of CAR-T cells in large indications feasible, cost effective and safe. Building on our experience in autologous cell therapy from our C-Cure program, we, with external partners, are developing a fully automated point of care manufacturing solution that will may provide a paradigm shift in the field of autologous cell therapy.

•	Leverage our expertise and knowledge of engineered-cell therapies to expand our NKR-T cell therapy drug product candidate pipeline. In addition, we are continuing preclinical studies of our other preclinical product candidates, including NKp30, which is another activating receptor of NK cells, and B7H6, which is a NKp30 ligand expressed on cancer cells. We expect that B7H6 will enter clinical development in 2018 for the treatment of a pediatric rare and serious malignancy neuroblastoma.

•	Find a partner to continue the development of our cardiovascular assets, in particular C-Cure. Based on the results from our previous trials, we believe that C-Cure is a promising candidate for the treatment of ischemic HF. We are actively seeking a partner that could leverage that data and conduct CHART-2 for registration of C-Cure in the United States and in Europe.

Drug product candidates

We currently hold worldwide rights to develop and commercialize all of our drug product candidates.

Our most advanced product candidates are autologous cell therapy treatments. In autologous procedures, a patient’s cells are harvested, selected, reprogrammed and expanded, and then infused back into the same patient. A benefit of autologous therapies is that autologous cells are not recognized as foreign by patients’ immune systems. We believe that we are well positionned to effectively advance autologous cell therapy treatments for cancer and other indications as a result of the expertise and know-how that we have acquired through our development of C-Cure.

Oncology

Cancer is the second leading cause of death in the United States after cardiovascular diseases, according to the U.S. Centers for Disease Control and Prevention. According to the American Cancer Society, in 2014, there were an estimated 1.6 million new cancer cases diagnosed and over 550,000 cancer deaths in the United States alone. In the past decades, the cornerstones of cancer therapies have been surgery, chemotherapy and radiation therapy. Since 2001, molecules that specifically target cancer cells have emerged as standard treatments for a number of cancers. For example, Gleevec is marketed by Novartis AG for the treatment of leukemia, and Herceptin is marketed by Genentech, Inc. for the treatment of breast and gastric cancer. Although targeted therapies have significantly improved the outcomes for certain patients with these cancers, there is still a high unmet need for the treatment of these and many other cancers.

Below are the statistics regarding certain forms of solid and hematological cancers and their estimated death rates in the United States for 2017:

	2017 estimates for the US
	New cases	Deaths
Acute myeloid leukemia	21,380	11,960
Multiple myeloma	30,280	12,790
Colorectal cancer	135,430	50,260
Pancreatic cancer	53,670	43,090
Urinary bladder cancer	79,030	16,870
Ovary cancer	22,440	14,080
Triple negative breast cancer	30,620	>>4,900

Source: SEER, American Cancer Society

CAR T-Cell Therapy

The immune system has a natural response to cancer, as cancer cells express antigens that can be recognized by cells of the immune system. Upon recognition of a cancer antigen, activated T-cells release substances that kill cancer cells and attract other immune cells to assist in the killing process. However, cancer cells can develop the ability to release inhibitory factors that allow them to evade immune response, resulting in the formation of cancers.

CAR T-cell therapy is a new technology that broadly involves engineering patients’ own T-cells to express CARs so that these re-engineered cells recognize and kill cancer cells, overcoming cancer cells’ ability to evade the immune response. CARs are comprised of the following elements:

•	binding domains that encode proteins, such as variable fragments of antibodies that are expressed on the surface of a T-cell and allow the T-cell to recognize specific antigens on cancer cells;

•	intracellular signaling domains derived from T-cell receptors that activate the signaling pathways responsible for the immune response following binding to cancer cells. This allows the T cell to trigger the killing activity of the target cancer cell once it is recognized; and

•	costimulatory and adaptor domains, which enhance the effectiveness of the T-cells in their immune response.

Once activated, CAR T-cells proliferate and kill cancer cells directly through the secretion of cytotoxins that destroy cancer cells, and these cytokines attract other immune cells to the tumor site to assist in the killing process.

The CAR T-cell manufacturing process starts with collecting cells from a patient’s blood. T-cells are then selected, following which the CAR is introduced into the T-cells using vectors. The CAR T-cells are then expanded prior to injection back into the patient.

Current Investigational Treatments of Cancer using CAR T-Cells

CAR-T cell therapy is an emerging approach for the treatment of some cancers, such as B-cell malignancies.

CAR CD19 is the most studied CAR. CAR CD19 has an antigen binding domain that recognizes the CD19 antigen that is present on all B lymphocytes. This means that if a cancer originates from B lymphocytes, such as Acute Lymphoblastic Leukemia (ALL), then a CAR bearing the CD19 antibody could potentially recognize it and destroy it. Indeed, results of a clinical trial reported in the New England Journal of Medicine in October 2014 demonstrated that CAR CD19 CAR therapy was effective in treating patients with relapsed and refractory ALL. Treatment was associated with a complete remission rate of 90% and sustained remissions of up to two year after treatment. Despite its promise, CAR CD19 therapy is inherently limited to the treatment of B-cell malignancies. CAR CD19 also targets normal B lymphocytes leading to the need to treat those patients with gamma globulins.

Our Approach to CAR T-Cell Therapy

Our approach to CAR-T cell therapy has the potential to treat a broader range of cancers than CD19 CARs as we employ natural receptors that target multiple ligands, and not just CD 19. Our most advanced CAR technologies use activating receptors of NK cells, which are lymphocytes of the innate immune system that kill diseased cells directly and indirectly, by secreting cytokines that attract other immune cells to assist in the killing process. The receptors of NK cells used in our therapies target the ligands that are activated in cancer cells, but are absent or expressed at very low levels in normal cells.

CAR-T NKR-2

Our lead CAR-T NKR-T cell drug product candidate is CAR-T NKR-2. CAR-T NKR-2 uses the native sequence of NKG2D in the CAR construct. In CAR-T NKR-2, the human natural sequence of NKG2D is expressed outside the T lymphocyte and bound to an intra cellular domain called CD3 Zeta. This intracellular domain is the same as the one used in other CARs and is responsible for the activation of the T-cell once NKG2D recognizes and binds to its target. In addition, the complex NKG2D CD3 Zeta binds to DAP 10 which is a co-stimulatory molecule present on T-cells, which means that the activation triggered by the primary stimulatory chain CD3 Zeta is further strengthened by DAP 10, a secondary or co-stimulatory domain.

Ligands for the NKG2D receptor are expressed at the surface of cancer cells, allowing for the targeting of multiple tumor types. NKG2D receptor ligands, such as ULBP1-6, MICA and MICB, are expressed in numerous solid tumors and blood cancers, including ovarian, bladder, breast, lung and liver cancers, as well as leukemia, lymphoma and myeloma. Within a given cell population, we have observed in vitro effectiveness of CAR-T NKR-2 even when as few as 7% of the cancer cells expressed a NKG2D receptor ligand.

Preclinical Development

CAR-T NKR-2 has been tested in preclinical models of solid and blood cancers, including lymphoma, ovarian cancer, melanoma and myeloma. In preclinical studies, treatment with CAR-T NKR-2 significantly increased survival. In studies, 100% of treated mice survived through the follow-up period of the applicable study, which in one study was 325 days. All untreated mice died during the follow-up period of the applicable study.

In one representative study, as shown in the figure below, the treatment with CAR-T NKR-2 completely prevented tumor development in mice injected with ovarian cancer cells and followed over a period of 225 days. In contrast, all mice injected with ovarian cancer cells that were treated with unmodified T-cells developed cancerous tumors and died during that period.

Our lead CAR-T NKR-T cell drug product candidate is CAR-T NKR-2. CAR-T NKR-2 uses the native sequence of NKG2D in the CAR construct. In CAR-T NKR-2, the human natural sequence of NKG2D is expressed outside the T lymphocyte and bound to an intra cellular domain called CD3 Zeta. This intracellular domain is the same as the one used in other CAR and is responsible for the activation of the T cell once NKG2D recognizes and binds to its target. In addition, the complex NKG2D CD3 Zeta binds to DAP 10 which is a co stimulatory molecule present on T cell, which means that the activation triggered by the primary stimulatory chain CD3 Zeta is further strengthened by DAP 10 a secondary or co stimulatory domain.

Ligands for the NKG2D receptor are expressed at the surface of cancer cells, allowing for the targeting of multiple tumor types. NKG2D receptor ligands, such as ULBP1-6, MICA and MICB, are expressed in numerous solid tumors and blood cancers, including ovarian, bladder, breast, lung and liver cancers, as well as leukemia, lymphoma and myeloma. Within a given cell population, we have shown in vitro effectiveness of NKR-2 even when as few as 7% of the cancer cells expressed a NKG2D receptor ligand.

Preclinical Development

CAR-T NKR-2 has been tested in preclinical models of solid and blood cancers, including lymphoma, ovarian cancer, melanoma and myeloma. In preclinical studies, treatment with NKR-2 significantly increased survival. In studies, 100% of treated mice survived through the follow-up period of the applicable study, which in one study was 325 days. All untreated mice died during the follow-up period of the applicable study.

In one representative study, as shown in the figure below, the treatment with NKR-2 completely prevented tumor development in mice injected with ovarian cancer cells and followed over a period of 225 days. In contrast, all mice injected with ovarian cancer cells that were treated with unmodified T-cells developed cancerous tumors and died during that period.

Our preclinical models have shown that administration of CAR-T NKR-2 is followed by changes in a tumor’s micro-environment resulting from the local release of chemokines, a family of small cytokines.

In a preclinical study, mice that had been injected with 5T33MM cancer cells (a myeloma cancer) and treated with CAR-T NKR-2 were rechallenged, either with the 5T33MM cancer cells or a different tumor type (RMA lymphoma cells). The mice that were rechallenged with the same tumor type survived, while the mice that were challenged with a different tumor type died, as shown in the figure below. Of note, at the time of the re-challenge of the surviving animals, no CAR-T NKR-2 were detected in the animals, hence the protection against the original tumor is linked to an adaptive immunity mechanism.

We do not believe that this effect has been observed with other CARs.

Moreover, preclinical studies have suggested that CART-T NKR-2 could potentially have a direct effect on tumor vasculature. Tumor vessels express ligands for the NKG2D receptor that are not generally expressed by normal vessels. We believe that this expression may be linked to genotoxic stress, hypoxia and re-oxygenation in tumors and therefore that CART-T NKR-2 could potentially inhibit tumor growth by decreasing tumor vasculature, which enhances the activity through a virtuous circle of anoxia of tumor cells and increased ligand expression of tumor cells.

Preclinical studies also suggest that CART-T NKR-2 is active without lymphodepletion conditioning, which is the destruction of lymphocytes and T-cells, normally by radiation. We believe this absence of a pre-conditioning regimen may significantly expand the range of patients eligible for CAR T-cell treatment, reduce costs, reduce toxicity and thereby improve patient experience and acceptance.

No significant toxicology findings were reported from preclinical multiple-dose studies at dose levels below 107 CART-T NKR-2 per animal. Some temporary weight loss was noted in animals treated with CART-T NKR-2 at doses of 2x107 per animal, a dose practically unattainable in human equivalents.

Clinical Development

CM-CS1 Phase 1a trial

On June 9, 2014, we filed an IND with the FDA in order to conduct a clinical trial for our CAR-T NKR-2 product candidate. This trial was called CM-CS1. The purpose of the trial was to evaluate the safety and feasibility of administering a single intravenous dose of CAR-T NKR-2 to patients with AML and MM. The trial was designed to start at low doses in order to evaluate the potential “on target/off tumor” toxicity, meaning the undue targeting of healthy tissues.

All patients enrolled in the CM-CS1 trial were patients with (i) AML who are not in remission and for which standard therapy options are not available or (ii) relapsed or refractory progressive MM. All patients received a single-dose intravenous administration of CAR-T NKR-2 T-cells without prior lymphodepletion conditioning. CM-CS1 was a dose escalation trial to test four different dose levels. Patients received doses from 1×106 up to 3×107 CAR-T NKR-2 in a single intravenous injection. For each dose level, three patients, one with AML, one with MM, and one with either AML or MM, were recruited.

This trial was conducted at the Dana Farber Cancer Institute in the United States. The outcome of the trial was:

•	Among AML/MDS and MM patients, a single dose of CAR-T NKR-2 cells without lymphodepletion was feasible and well tolerated without dose limiting toxicities, or DLTs, over a range of 1×10[6] to 3×10[7] T cells.

•	Cases of unexpected survival and/or improvement in hematologic parameters were noted in both AML and MM patients, some with and some without subsequent therapy.

•	NKG2D CAR-T-specific activity against autologous tumor-containing cells was observed in vitro in the patients tested.

The CMCS-1 trial results that were presented at ASH in December 2016 and paved the way for studies of multiple infusions and higher doses of CAR-T NKR-2 cells, closer to a potential therapeutic range, in numerous malignancies.

THINK Phase 1b Trial

In December 2016, we initiated THINK, a second clinical trial with our CAR-T NKR-2 product candidate.

THINK (THerapeutic Immunotherapy with NKr-2) is a multinational (EU/US) open-label Phase Ib study to assess the safety and clinical activity of multiple administrations of autologous CAR-T NKR-2 cells in seven cancers, including five solid tumors (colorectal, ovarian, bladder, triple-negative breast and pancreatic cancers) and two hematological tumors (acute myeloid leukemia and multiple myeloma) in patients who did not respond to or relapsed after first line therapies.

The trial will test three dose levels adjusted to body weight: up to 3x108, 1x109 and 3x109 CAR-T NKR-2 cells. At each dose, the patients will receive three successive administrations of the specified dose, two weeks apart. The dose escalation part of the study will enroll up to 24 patients while the extension phase is planned to enroll a maximum of 86 additional patients.

Other CAR T-Cell Development

Additional Autologous Programs

We also have two additional autologous NKR-T cells programs that are in preclinical development. One program involves the use of a NKR-T expressing NKp30, another activated receptor of NK cells. NKR-T cells expressing NKp30 target ligands, which are expressed on many types of cancer cells, including lymphoma, leukemia and gastrointestional stromal tumors. The primary ligand of NKp30 is B7H6. Previous preclinical studies performed at Dartmouth College and reported in the Journal of Immunology in 2012 demonstrated that NKR-T cells expressing NKp30 were able to kill cancer cells expressing NKp30 ligands both in vitro and in vivo. Another program involves the specific targeting of B7H6 to kill cancer cells that express B7H6. This program is a more canonical CAR using B7H6 as a single chain variable fragement antibody associated with primary CD3 Zeta and co-stimulatory CD 28 domains, and with the lymphodepletion to allow in vivo proliferation. Previous preclinical studies performed at Dartmouth College and reported in the Journal of Immunology in 2015 demonstrated that therapy targeting B7H6 decreased tumor burden of melanoma- and ovarian cancer-bearing mice. We intend to initiate clinical development of CAR-T B7H6 in Neuroblastoma, a devastating pediatric malignancy, in early 2018.

Allogeneic Platform

Autologous CAR-T cells have yielded impressive results in B cell malignancies. B cell malignancies represent a small proportion of cancer patients. Addressing larger indications such as some solid tumors make autologous treatments using the current centralized manufacturing paradigm a challenging option both from a cost and logistical perspectives. Finding alternative approaches for addressing those high unmet medical needs is therefore of paramount importance. An allogeneic approach must deal with two issues, one related to the rejection of the patient tissues by the grafted cells, ie, the graft versus host disease, or GvHD, and another related to the rejection of the graft by the host immune system, the Transplant Rejection. A truly off the shelf approach must deal with those two issues. We are developing an allogeneic approach that may render some of those challenges more addressable. We have developed a mechanism to prevent the GvHD by silencing the T-Cell Receptor, or TCR, complex on T Lymphocytes. This silencing suppresses the GvHD. In hematological malignancies using the canonical CAR-T cells, lymphodepletion is used which reduces or eliminates transplant rejection during the time the transplant is alive and the patient’s immune system is dampened. While this may indeed be feasible in this setting, expanding this to other type of cancers requires other approaches that we are currently investigating. We hope to enter clinical development of our allogeneic program beginning of 2018.

Comparison of our NKR-T cell therapy approach to canonical CAR Therapy.

Cardiovascular Diseases

Cardiovascular diseases, which are diseases of the heart and blood vessels, are the largest cause of mortality in the world and, in 2012, approximately 31% of all global deaths were attributable to cardiovascular diseases, according to the World Health Organization. A subset of cardiovascular diseases, cardiac diseases, which are diseases of the heart, represent the single largest cause of death in the cardiovascular diseases population, according to the American Heart Association. If left untreated, cardiac diseases can lead to heart failure, or HF, a condition in which the heart is unable to pump enough blood to meet the body’s metabolic needs.

Current Treatments of Heart Failure

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

C-Cure

Our drug product candidate, C-Cure, is an autologous cell therapy that we believe has the potential to treat moderate to severe HF. We have developed C-Cure based predominantly on technology that we licensed from the Mayo Clinic.

To guide cardiac tissue formation, our C-Cure therapy reprograms multipotent stem cells harvested from a patient’s bone marrow into cardio reparative cells using naturally occurring cytokines and growth factors that mimic the signaling that occurs in embryonic heart tissue development. In the C-Cure process, stem cells are collected from an ischemic HF patient through bone marrow aspiration. The stem cells are then harvested, selected, expanded and differentiated into cardio reparative cells at our manufacturing facility, yielding a homogeneous and pure cell population. The cells are then re-injected into the heart of the ischemic HF patient with our C-Cathez cell injection catheter.

Clinical Development Status

CHART-1

CHART-1 has been conducted in Europe and Israel and was first authorized in November 2012. CHART-1 is a 290-patient prospective controlled randomized double-blinded trial, including NYHA Class III and IV ischemic HF patients. The primary endpoint of this trial is an improvement in the composite hierarchical endpoint using the Finkelstein-Schoenfeld statistical method. The elements of this endpoint are, in hierarchical order, mortality, morbidity, quality of life, six minutes’ walk distance test, left ventricular end systolic volume (LVESV) and left ventricular ejection fraction (LVEF). Each patient in the C-Cure treatment group will be compared to each patient in the control group and a comprehensive score will be derived to compare one group against the other.

Outcome of CHART-1

The CHART-1 trial is the largest cardiovascular regenerative medicine trial to date addressing the effect of cardiopoiesis-based cell therapy in ischemic HF patients with moderate to severe symptoms. In this at-risk population with limited therapeutic options, the trial was neutral regarding the primary endpoint, a hierarchical composite encompassing all-cause mortality, worsening heart failure events, Minnesota Living with Heart Failure Questionnaire score, 6-min walk distance, LVESV and LVEF assessed at 39 weeks. Exploration of the primary composite endpoint according to baseline heart failure severity revealed a clinically relevant population that appeared to benefit from cardiopoietic cell therapy and in which the primary endpoint was met (p=0.015). This sizable target population (the responder population), representing 60% of the whole study cohort, was characterized by severe heart enlargement (baseline LVEDV 200–370 mL). Patients displaying a lower (< 200 mL) or greater (> 370 mL) LVEDV did not appear to respond to cell therapy in this study. We aim to confirm the present findings in subsequent studies with broader representation of women and non-Caucasian racial groups.

CHART-2

On January 27, 2012, we filed our Investigational New Drug Application, or IND, for the use of C-Cure in CHART-2 with the FDA (NCT02317458). The purpose of the IND trial is to evaluate the efficacy and safety of bone marrow-derived mesenchymal cardiopoietic cells for improving exercise capacity in subjects with advanced chronic ischemic HF. CHART-2 is expected to be conducted in the United States and Europe. CHART-2 has subsequently been amended and is currently a 400-patient prospective controlled randomized double-blinded trial, for which the patient population is limited to the responder population identified in CHART-1. The primary efficacy endpoint of CHART-2 is the change in Mortality, Worsening Heart Failure Event and Quality of Life from pre-procedure to 12 months. We are looking for a partner to run CHART-2 and continue the regulatory and commercial development of C-Cure.

Our Complementary Devices

We developed C-Cathez, which is CE-marked, with the goal of overcoming limitations of existing cell injection devices that we discovered during our development of C-Cure. Due to continuous heart movements, we believe that injecting cells into the heart requires a stable needle that anchors into the tissue during injection. In addition, excess pressure on cells during injection has an adverse impact on cell retention. To respond to these challenges, C-Cathez features a curved needle that provides stability during the injection and multiple holes along the needle that increase the exit surface, reducing the pressure exerted on cells during the injection procedure. In preclinical studies, we obtained a higher retention rate of injected cells through the use of C-Cathez as compared to other commercially available catheters. In a preclinical study of C-Cathez, use of C-Cathez did not cause myocardial perforation or clinically relevant increases in the blood levels of cardiac enzymes were observed in pigs or dogs. We also market C Cathez in the European Union as a stand-alone medical device for delivery of diagnostic and therapeutic agents indicated for delivery into the heart to research laboratories and clinical-stage companies only.

In addition, we believe our heart access technology will enable cardiologists to take a unique access route directly to the patient’s left atrium, which may potentially enable the deployment of catheters or other necessary instruments for use in the treatment of various indications such as mitral valve disorders and structural heart diseases, conditions often linked to HF. This heart access technology includes the heart access sheath, mitral valve neo-chordae, and closure device. These devices are either in the discovery phase or preclinical development.

Licensing and Collaboration Agreements

Academic and clinical collaborations

We have core relationships and collaborations with the Mayo Foundation for Medical Education and Research, or the Mayo Clinic, and the Trustees of Dartmouth College, or Dartmouth.

Dartmouth College and Celdara

In January 2015, we entered into a stock purchase agreement, or the Celdara Agreement, with Celdara Medical, LLC, or Celdara, pursuant to which we purchased all of the outstanding membership interests of OnCyte, LLC, or OnCyte, for a $10.0 million upfront payment to Celdara, $6.0 million of which was paid in cash and $4.0 million of which was paid in the form of 93,087 of our ordinary shares. After this transaction we, Celdara and OnCyte entered into an asset purchase agreement, or OnCyte APA, pursuant to which Celdara sold to OnCyte, data, protocols, regulatory documents and intellectual property, including the rights and obligations under license agreements between Celdara and Dartmouth College, related to our NKR-T cell therapy programs, or the Transferred Assets. Pursuant to the OnCyte APA, we are obligated to make development-based milestone payments to Celdara of $40.0 million for clinical products and of $36.5 million for preclinical products, as well as sales-based milestone payments of up to $80.0 million for products based on the Transferred Assets, or CAR Products. The OnCyte APA also requires us to make tiered single-digit royalty payments to Celdara in connection with the sales of CAR Products. Such royalties are payable on a CAR Product-by CAR Product and country-by-country basis until the later of (i) the last day that at least one valid patent claim covering the CAR Product exists, or (ii) the tenth anniversary of the day of the first commercial sale of the CAR Product in such country. Under the OnCyte APA, we can opt out of the development of any CAR Product if the data does not meet the scientific criteria of success. We may also opt out of development of any CAR Product for any other reason upon payment of a termination fee of $2.0 million to Celdara.

2010 Dartmouth License Agreement

Under the exclusive license agreement with Dartmouth College entered into in April 2010 and amended in February 2012, July 2013 and January 2015, Dartmouth College granted us (as successor in interest to Celdara) an exclusive, worldwide, royalty-bearing license to certain know-how and patent rights to make, have made, use, and/or sell any product or process for human therapeutics, the manufacture, use or sale of which, is covered by such patent rights. Dartmouth College reserves the right to use the licensed patent rights and licensed know-how, in the same field, for education and research purposes only. The patent rights covered by this agreement are related, in part, to methods for treating cancer involving chimeric NKG2D and NKP30 receptor targeted therapeutics and T cell receptor-deficient T-cell compositions in treating tumor, infection, GvHD, transplant and radiation sickness.

In consideration for the rights granted to us under the agreement, we are required to pay to Dartmouth College an annual license fee of $20,000 as well as a low single-digit royalty based on annual net sales of the licensed products by us and by our permitted sublicenses, with certain minimum net sales obligations beginning April 30, 2024 and continuing for each year of sales thereafter. We are also obligated to pay to Dartmouth College a certain tiered percentage of sublicensing income ranging from the mid-single digits to the mid-teens based on the development stage of the technology at the time the sublicense is granted. We are not required to pay sublicensing income on transactions in which we form a new spin-off entity and transfer at least a portion of our assets. Additionally, the agreement requires that we exploit the licensed products, and we have agreed to meet certain developmental and regulatory milestones. Upon successful completion of such milestones, we are obligated to pay to Dartmouth College certain milestone payments up to an aggregate amount of $1.5 million. We are responsible for all expenses in connection with the preparation, filing, prosecution and maintenance of the patents covered under the agreement.

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

In consideration for the rights granted to us under the agreement, we are required to pay to Dartmouth College a license maintenance fee of $10,000 upon the first anniversary of the agreement and an annual license maintenance fee of $20,000 thereafter. We are also required to pay to Dartmouth College a low single-digit royalty based on annual net sales of the licensed products by us and by our permitted sub licensees, with a specified minimum royalty payment for each year of sales. We are obligated to pay to Dartmouth College a certain tiered percentage of sublicensing income ranging from the mid-single digits to the mid-teens based on the time or development stage of the technology at the time the sublicense is granted. We are not required to pay sublicensing income on transactions in which we form a new spin-off entity and transfer at least a portion of our assets. Additionally, the agreement requires that we exploit the licensed products, and we have agreed to meet certain developmental and regulatory milestones. Upon successful completion of such milestones for each licensed product, we are obligated to pay to Dartmouth College certain milestone payments up to an aggregate amount of $1.6 million. We are responsible for all expenses in connection with the preparation, filing, prosecution and maintenance of the patents covered under the agreement.

Dartmouth College may, at its option, terminate the license, upon thirty days written notice, if we fail to pay at least the minimum royalty payment amount or make such minimum payment within such thirty-day period. In addition, Dartmouth College has the right to terminate if we fail to meet a milestone within the specified time period or fail to make the corresponding milestone payment, subject to 30 days’ prior written notice and opportunity to cure. We may unilaterally terminate the agreement by giving three months advance written notice to Dartmouth College and paying a termination fee of $2,500. Either party may terminate the agreement in the event the other party defaults or breaches any of the provisions of the agreement, subject to 30 days’ prior notice and opportunity to cure. In addition, the agreement automatically terminates in the event we become insolvent, make an assignment for the benefit of creditors or file, or have filed against us, a petition in bankruptcy. Absent early termination, the agreement will continue until the expiration date of the last to expire patent right included under the agreement in the last to expire territory. We expect that the last to expire patent right included under this agreement will expire in 2033, absent extensions or adjustments.

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

ONO Pharmaceuticals

On July 11, 2016, we entered into a license and collaboration agreement with ONO Pharmaceuticals Co., Ltd., or ONO, in connection with which we granted ONO an exclusive license for the development, manufacture and commercialization of allogenic products incorporating our NKR-T cell technology in Japan, Korea and Taiwan. Under the terms of the collaboration, ONO is solely responsible for and bears all costs incurred in the research, development and commercialization of such products in its geographies. In addition, we granted ONO an exclusive option to obtain an exclusive license to develop, manufacture and commercialize autologous products incorporating our autologous CAR-T NKR-2 cell technology in Japan, Korea and Taiwan.

In consideration for the rights granted to ONO under the agreement, we received an up-front payment in the amount of 1.25 billion JPY ($12.5 million) and we are eligible to receive additional milestones for up to 30.075 billion JPY ($299 million) in development and commercial milestones. In addition, we are entitled to receive double digit royalties on nets sales of licensed products in licensed territories.

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

Our patent portfolio includes pending patent applications and issued patents in the United States and in foreign countries. These patents and applications generally fall into four broad categories:

•	patents and patent applications licensed from Dartmouth that relate to our NKR-T platform;

•	patents and pending patent applications relating to cardiopoiesis, a subset of which are licensed from the Mayo Clinic;

•	patents and pending applications we own that relate to cardiac injection catheter technology;

•	and patent applications owned by our subsidiary Corquest that relate to cardiac medical device technology.

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

NKR-T cell Platform Patents

As of February 28, 2017, our CAR T-cell portfolio includes four patent families exclusively licensed to us by Dartmouth. This portfolio includes four issued U.S. patents; six pending U.S. patent applications; and 13 foreign patent applications pending in jurisdictions including Australia, Brazil, Canada, China, Europe, Hong Kong, India, Japan, Mexico, and Russia. These patents and patent applications relate to particular chimeric antigen receptors and to T-cell receptor-deficient T-cells, and will be further detailed below.

A first patent family relates to chimeric NK receptors and methods for treating cancer. There are two granted US patents in this family and a further pending US application. The scope of this patent family includes chimeric natural killer cell receptors (NKR CARs), T cells with such receptors (NKR CAR T cells) and methods of treating cancer with these NKR CAR T cells. Patents in this family will begin to expire in 2025, absent any adjustments or extensions. We expect that any patents that eventually issue from currently pending applications in this family will begin to expire in 2025, absent any adjustments or extensions.

A second patent family relates to T cell receptor-deficient T cell compositions. Its scope envisages human T cells that express a chimeric receptor and have impaired or reduced expression of the endogenous T cell receptor (TCR). Such cells are particularly useful in allogeneic cell therapy. The family includes members that relate to the concept (irrespective of the way the T cell is made T cell receptor deficient), as well as members describing specific ways of making the cells TCR-deficient. There are two granted US patents, as well as three further pending US applications and ten applications in other jurisdictions. Claim 1 of patent US9,181,527 was challenged by an anonymous third party in an ex parte reexamination procedure, but the USPTO has determined that claim 1 is patentable as amended. Patents in this family will begin to expire in 2030, absent any adjustments or extensions. We expect that any patents that eventually issue from currently pending applications in this family will begin to expire in 2030, absent any adjustments or extensions.

A third patent family is entitled NKp30 receptor targeted therapeutics and describes a specific NKR CAR based on the NKp30 receptor. It is pending in the US. We expect that any patents that eventually issue from currently pending applications in this family will begin to expire in 2032, absent any adjustments or extensions.

A fourth family relates to an anti-B7-H6 antibody, CARs and BiTE molecules containing such antibody, CAR T cells, and methods of treating cancer with the CAR-T cells. Applications are pending in China, Europe, Japan and the US. We expect that any patents that eventually issue from currently pending applications in this family will begin to expire in 2033, absent any adjustments or extensions.

Cardiopoiesis Platform Patents

As of February 1, 2017, our cardiopoiesis platform portfolio includes five living patent families, four of which are owned by the Mayo Clinic or jointly by Mayo and Celyad, which we refer to as the Mayo Cardiopoiesis Patents and are exclusively licensed to us, and one family that is owned by us, which we refer to as our Cardiopoiesis Patents.

The Mayo Cardiopoiesis Patents include three issued U.S. patents; 26 foreign patents issued in jurisdictions including Australia, China, Europe, Hong Kong, Israel, Japan, Mexico, New Zealand, Russia, Singapore, South Africa, the Republic of Korea and Taiwan; three pending U.S. patent applications; and 17 foreign patent applications pending in jurisdictions including Europe, Australia, Brazil, Canada, China, Hong Kong, Israel, India, Japan, Mexico, Russia, Singapore, South Korea, and Thailand. These patents and patent applications relate to compositions and methods for inducing cardiogenesis in embryonic stem cells, methods of identifying cardiopoietic stem cells, and methods of using cardiopoietic stem cells to treat cardiovascular tissue. The Mayo Cardiopoiesis Patents will begin to expire in 2025, absent any adjustments or extensions. We expect that any patents that eventually issue from currently pending applications in the Mayo Cardiopoiesis patent portfolio will begin to expire in 2025, absent any adjustments or extensions.

Our Cardiopoiesis Patents include one issued U.S. patent and granted patents in each of Australia, Europe, Hong Kong, Japan, Mexico, New Zealand, Russia, Singapore, South Korea and Taiwan; a pending U.S. patent application; and 7 foreign patent applications pending in jurisdictions including Brazil, Canada, China, India, Israel and Thailand. An anonymous third party has filed an opposition to the granted European patent, this is currently being examined by the EPO. Oral proceedings were held on 6 March 2017 during the opposition procedure, which resulted in revocation of the patent. This decision still needs to be confirmed in writing, and can be appealed. These patents and patent applications relate to pharmaceutical compositions containing cardiopoietic stem cells and methods of their production. Our Cardiopoiesis Patents will begin to expire in 2030, absent any adjustments or extensions. We expect that any patents that eventually issue from currently pending applications in our Cardiopoiesis patent portfolio will begin to expire in 2030, absent any adjustments or extensions.

Cardiac Injection Catheter Technology Patents

As of February 1, 2017, our cardiac injection catheter technology portfolio includes two patent families we own. This portfolio includes one issued U.S. patent and two pending U.S. patent applications; nine patents issued in jurisdictions including Australia, Canada, Europe, Hong Kong, Israel, Japan, Mexico, New Zealand and Russia; and nine foreign patent applications pending in jurisdictions including Australia, Brazil, Canada, China, Europe, India, Israel, Japan and Singapore. These patents and patent applications relate to injection catheters and processes for their use. Patents in this portfolio will begin to expire in 2029, absent any adjustments or extensions. We expect that any patents that eventually issue from currently pending applications in the Cardiac Injection Catheter Technology patent portfolio will begin to expire in 2030, absent any adjustments or extensions.

Heart Access Technology Patents

As of February 1, 2017, our heart access technology portfolio includes five patent families owned by Corquest, our wholly owned subsidiary. This portfolio includes eight pending U.S. patent applications and twenty-four foreign patent applications pending in various jurisdictions including Australia, Canada, Europe, Israel, Japan, and Mexico. These patent applications relate to devices, assemblies and methods for treating cardiac injuries and defects. Patents in this portfolio, when eventually issued, will begin to expire in 2032.

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

Many of our competitors have substantially greater financial, technical and other resources

CAR T-Cell Therapy

Early results from clinical trials have fueled continued interest in CAR T-cell therapies and our competitors as of the date of this Annual Report include Bellicum Pharmaceuticals, Inc., bluebird bio, Inc., Cellectis S.A., Juno Therapeutics, Inc., Kite Pharma Inc., Novartis AG, NantKwest Inc and Ziopharm Oncology, Inc.

C-Cure

We have identified several companies that are active in cardiac cell therapy as of the date of this Annual Report, including Capricor Inc., Mesoblast Ltd, Biocardia Inc. and Vericel Corporation.

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

Our drug product candidates must be approved by the FDA through the Biologics License Application, or BLA, process before they may be legally marketed in the United States. The process required by the FDA before a biologic may be marketed in the United States generally involves the following:

•	completion of extensive nonclinical, sometimes referred to as preclinical laboratory tests, preclinical animal studies and formulation studies in accordance with applicable regulations, including the FDA’s Good Laboratory Practice, or GLP, regulations;

•	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

•	performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, good clinical practices, or GCPs, and other clinical trial-related regulations to establish the safety and efficacy of the proposed drug product candidate for its proposed indication;

•	submission to the FDA of a BLA;

•	satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities where the product is produced to assess compliance with the FDA’s current good manufacturing practice, or cGMP, requirements to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality, purity and potency;

•	potential FDA audit of the preclinical and/or clinical trial sites that generated the data in support of the BLA; and

•	FDA review and approval of the BLA prior to any commercial marketing or sale of the product in the United States.

The data required to support a BLA is generated in two distinct development stages: preclinical and clinical. The preclinical development stage generally involves laboratory evaluations of drug chemistry, formulation and stability, as well as studies to evaluate toxicity in animals, which support subsequent clinical testing. The conduct of the preclinical studies must comply with federal regulations, including GLPs. The sponsor must submit the results of the preclinical studies, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, as well as other information, to the FDA as part of the IND. An IND is a request for authorization from the FDA to administer an investigational drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for human trials. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions regarding the proposed clinical trials and places the IND on clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin.

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

BLA and FDA Review Process

Following trial completion, trial data are analyzed to assess safety and efficacy. The results of preclinical studies and clinical trials are then submitted to the FDA as part of a BLA, along with proposed labeling for the product and information about the manufacturing process and facilities that will be used to ensure product quality, results of analytical testing conducted on the chemistry of the drug product candidate, and other relevant information. The BLA is a request for approval to market the biologic for one or more specified indications and must contain proof of safety, purity, potency and efficacy, which is demonstrated by extensive preclinical and clinical testing. The application may include both negative or ambiguous results of preclinical and clinical trials as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a use of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of the FDA. FDA approval of a BLA must be obtained before a biologic may be marketed in the United States.

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

Before approving a BLA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMPs. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. In addition, before approving a BLA, the FDA may also audit data from clinical trials to ensure compliance with GCP requirements. After the FDA evaluates the application, manufacturing process and manufacturing facilities, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A Complete Response Letter usually describes all of the specific deficiencies in the BLA identified by the FDA. The Complete Response Letter may require additional clinical data and/or an additional pivotal Phase III clinical trial(s), and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information is submitted, the FDA may ultimately decide that the BLA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive, and the FDA may interpret data differently than we interpret the same data.

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

Expedited Development and Review Programs

The FDA has a Fast Track program that is intended to expedite or facilitate the process for reviewing new drugs and biological products that meet certain criteria. Specifically, new drugs and biological products are eligible for Fast Track designation if they are intended to treat a serious or life-threatening condition and nonclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug or biologic may request the FDA to designate the drug or biologic as a Fast Track product concurrently with, or at any time after, submission of an IND, and the FDA must determine if the product qualifies for Fast Track designation within 60 days of receipt of the sponsor’s request. Unique to a Fast Track product, the FDA may consider for review sections of the marketing application on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the application, the FDA agrees to accept sections of the application and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the application.

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

Breakthrough Designation

The Food and Drug Administration Safety and Innovation Act, or FDASIA, amended the FDCA to require the FDA to expedite the development and review of a breakthrough therapy. A product can be designated as a breakthrough therapy if it is intended to treat a serious or life-threatening condition and preliminary clinical evidence indicates that it may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. A sponsor may request that a drug product candidate be designated as a breakthrough therapy concurrently with, or at any time after, the submission of an IND, and the FDA must determine if the drug product candidate qualifies for breakthrough therapy designation within 60 days of receipt of the sponsor’s request. If so designated, the FDA shall act to expedite the development and review of the product’s marketing application, including by meeting with the sponsor throughout the product’s development, providing timely advice to the sponsor to ensure that the development program to gather preclinical and clinical data is as efficient as practicable, involving senior managers and experienced review staff in a cross-disciplinary review, assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor, and taking steps to ensure that the design of the clinical trials is as efficient as practicable.

Accelerated Approval for Regenerative Advanced Therapies

As part of the 21st Century Cures Act, Congress recently amended the FD&C Act to create an accelerated approval program for regenerative advanced therapies, which include cell therapies, therapeutic tissue engineering products, human cell and tissue products, and combination products using any such therapies or products. Regenerative advanced therapies do not include those human cells, tissues, and cellular and tissue based products regulated solely under section 361 of the Public Health Service Act and 21 CFR Part 1271. The new program is intended to facilitate efficient development and expedite review of regenerative advanced therapies, which are intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition. A drug sponsor may request that FDA designate a drug as a regenerative advanced therapy concurrently with or at any time after submission of an IND. FDA has 60 calendar days to determine whether the drug meets the criteria, including whether there is preliminary clinical evidence indicating that the drug has the potential to address unmet medical needs for a serious or life-threatening disease or condition. A new drug application or BLA for a regenerative advanced therapy may be eligible for priority review or accelerated approval through (1) surrogate or intermediate endpoints reasonably likely to predict long-term clinical benefit or (2) reliance upon data obtained from a meaningful number of sites. Benefits of such designation also include early interactions with FDA to discuss any potential surrogate or intermediate endpoint to be used to support accelerated approval. A regenerative advanced therapy that is granted accelerated approval and is subject to postapproval requirements may fulfill such requirements through the submission of clinical evidence, clinical studies, patient registries, or other sources of real world evidence, such as electronic health records; the collection of larger confirmatory data sets; or postapproval monitoring of all patients treated with such therapy prior to its approval.

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

In the United States, once a product is approved, its manufacture is subject to comprehensive and continuing regulation by the FDA. The FDA regulations require that products be manufactured in specific approved facilities and in accordance with cGMPs. The cGMP requirements for constituent parts of cross-labeled combination products that are manufactured separately and not co-packaged are the same as those that would apply if these constituent parts were not part of a combination product. For single-entity and co-packaged combination products, there are two ways to demonstrate compliance with cGMP requirements, either compliance with all cGMP regulations applicable to each of the constituent parts included in the combination product, or a streamlined approach demonstrating compliance with either the drug/biologic cGMPs or the medical device quality system regulation rather than demonstrating full compliance with both, under certain conditions. These conditions include demonstrating compliance with specified provisions from the other of these two sets of cGMP requirements. Because the C-Cure device comprises a biologic and a catheter that are not co-packaged, we need to comply with the cGMPs requirements for each constituent part. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products in accordance with cGMP regulations. cGMP regulations require, among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP.

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

The FDA also may require post-approval testing, sometimes referred to as Phase IV testing, risk minimization action plans and post-marketing surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product. Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, untitled or warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our products under development.

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

An abbreviated approval pathway for biological products shown to be biosimilar to, or interchangeable with, an FDA-licensed reference biological product was created by the Biologics Price Competition and Innovation Act of 2009, or BPCI Act, which was part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA. This amendment to the PHSA attempts to minimize duplicative testing. Biosimilarity, which requires that the biological product be highly similar to the reference product notwithstanding minor differences in clinically inactive components and that there be no clinically meaningful differences between the product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical trial or trials. Interchangeability requires that a biological product be biosimilar to the reference product and that the product can be expected to produce the same clinical results as the reference product in any given patient and, for products administered multiple times, that the product and the reference product may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product. However, complexities associated with the larger, and often more complex, structure of biological products as compared to small molecule drugs, as well as the processes by which such products are manufactured, pose significant hurdles to implementation that are still being worked out by the FDA.

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

Pediatric exclusivity is another type of regulatory market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which attaches to the twelve-year exclusivity period for reference biologics, may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “Written Request” for such a trial.

European Union Drug Development

In the European Union, our future drug product candidates will also be subject to extensive regulatory requirements. As in the United States, medicinal products can only be marketed if a marketing authorization, or MA, from the competent regulatory agencies has been obtained.

Clinical Trials

Similar to the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the European Union clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the European Union, the European Union Member States

have transposed and applied the provisions of the Directive differently. This has led to significant variations in the Member State regimes. To improve the current system, a new Regulation No. 536/2014 on clinical trials on medicinal drug product candidates for human use, which repealed Directive 2001/20/EC, was adopted on April 16, 2014, and published in the European Official Journal on May 27, 2014. The new Regulation aims at harmonizing and streamlining the clinical trials authorization process, simplifying adverse event reporting procedures, improving the supervision of clinical trials, and increasing their transparency. The new Regulation entered into force on June 16, 2014, and is applicable since May 28, 2016. Until then the Clinical Trials Directive 2001/20/EC will still apply. In addition, the transitory provisions of the new Regulation offer the sponsors the possibility to choose between the requirements of the Directive and the Regulation for one year from the entry into application of the Regulation.

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

For a medicine, which is of “major public health interest” (in particular, in terms of therapeutic innovation), accelerated assessment can be requested, taking up to 150 days instead of the usual period of up to 210 days. There is no single definition of what constitutes major public health interest. This should be justified by the applicant on a case-by-case basis. The justification should present the arguments to support the claim that the medicinal product introduces new methods of therapy or improves on existing methods, thereby addressing to a significant extent the greater unmet needs for maintaining and improving public health.

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

Innovative medicines benefit from specific data and marketing exclusivity regimes. These regimes are intended to provide general regulatory protection to further stimulate innovation. The current rules provide for (i) an 8-year data protection (from the MA of an innovative medicine) against the filing of an abridged application for a follow-on product, referring to the data supporting the MA of the innovative medicine (data exclusivity); and (ii) a 10-year protection against the marketing of a follow-on product (marketing exclusivity), with a possible extension by 1 year if, during the first 8 years, a new therapeutic indication (which is considered to bring a significant clinical benefit in comparison with existing therapies) is approved. This protection is often referred to as the “eight, plus two, plus one” rule. Additional reward mechanisms exist, most notably a 10-year orphan medicines’ marketing exclusivity, and a 1-year data exclusivity for developing a new indication for an old substance and for switch data supporting a change in prescription status.

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

Also, after a MA has been obtained, the marketed product and its manufacturer and MA holder will continue to be subject to a number of regulatory obligations, as well as to monitoring/inspections by the competent authorities.

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

For example, the ACA, enacted in March 2010, has had, a significant impact on the health care industry. The ACA has expanded coverage for the uninsured while at the same time containing overall healthcare costs. With regard to pharmaceutical products, among other things, the ACA expanded and increased industry rebates for drugs covered under Medicaid programs and made changes to the coverage requirements under the Medicare Part D program.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, started in April 2013 and will stay in effect through 2025 unless additional Congressional action is taken. On January 2, 2013, then President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Some of the provisions of ACA have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges. In January 2017, Congress voted to adopt a budget resolution for fiscal year 2017, that while not a law, is widely viewed as the first step toward the passage of legislation that would repeal certain aspects of ACA. Further, on January 20, 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of ACA that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. Congress also could consider subsequent legislation to replace elements of ACA that are repealed. Thus, the full impact of ACA, any law replacing elements of it, or the political uncertainty related to any repeal or replacement legislation on our business remains unclear.

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

On July 8, 2016, following the unsuccessful outcome of the conciliation procedure organized under Swiss laws, a Swiss company named AtonRâ Partners SA formalized its claim against us before the Tribunal of First Instance of Geneva (Switzerland), or the Tribunal. AtonRâ Partners SA claims the payment of respectively 95.250 EUR and 300.300 USD as alleged broker intermediary commissions in the context of our fund raising of March 3 2015 and our Initial Public Offering (IPO) on the NASDAQ on June 18, 2015. We fully contest the merits of the claim and the jurisdiction of the Tribunal as Atonrâ was not a party of the bank syndicate of these two placements. The procedure is pending and the Tribunal has not fixed the judgment date. The decision is subject to appeal in accordance with Swiss laws.

C. Organizational Structure.

The Company and its subsidiaries, or the Group, is made of the following entities as of the end of December 2016. The following diagram illustrates our corporate structure.

Name	Country of Incorporation and Place of Business	Nature of Business	Proportion of ordinary shares directly held by parent (%)	Proportion of ordinary shares held by the group (%)	Proportion of ordinary shares held by non- controlling interests (%)
Celyad SA	BE	Biopharma	Parent company
Celyad Inc	US	Biopharma	100%	100%	0%
Biological Manufacturing Services SA	BE	Biopharma	100%	100%	0%
Oncyte LLC	US	Biopharma	100%	100%	0%
CorQuest	US	Medical Device	100%	100%	0%

D. Property, Plants and Equipment.

We rent a 2,284 square meter office space from the Axis Parc developer located at the Axis Parc in Mont-Saint-Guibert pursuant to a lease agreement dated June 24, 2015 as amended from time to time, which expires on June 30 2025. We also rent a 1,120 square meter office and laboratory space from the Axis Parc developer pursuant to a lease agreement dated October 31, 2007, as amended from time to time, which expires on September 30, 2017. In January 2016, we entered into a 6-year lease agreement for our US corporate offices located in Boston, Massachussets.

We plan to identify additional facilities in the Flemish region of Belgium to construct our contemplated future European manufacturing plant. We have committed to maintain our headquarters and registered office in the Walloon region of Belgium and all of our existing activities will continue to be performed in the Walloon region

ITEM 4A.	UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

We are a leader in engineered cell therapy treatments with clinical programs currently targeting indications in immune-oncology.

Our lead drug product candidate is CAR-T NKR-2, an autologous chimeric antigen receptor, or CAR, using NKG2D, an activating receptor of Natural Killer, NK, cells transduced on T-lymphocyte. We successfully completed in 2016 our first clinical trial for this product candidate, called the CM-CS1 trial. The CM-CS1 trial was a Phase 1 dose escalation study that was conducted solely in the Dana Farber Cancer Institute in Boston, Massachusetts. It enrolled patients with refractory or relapsed acute myeloid leukemia, or AML, or multiple myeloma, or MM. The safety outcome of the CM-CS1 trial was presented at the 2016 ASH Annual Meetingin December 2016. No treatment-related safety concerns were reported in all patients of the four doses tested. First signals of efficacy were also identified and reported.

In December 2016, a second Phase 1 clinical trial was initiated in Belgium. The THINK trial (THerapeutic Immunotherapy with CAR-T NKR-2) is a multinational (EU/US) open-label Phase 1b trial to assess the safety and clinical activity of multiple administrations of autologous CAR-T NKR-2 cells in seven refractory cancers, including five solid tumors (colorectal, ovarian, bladder, triple-negative breast and pancreatic cancers) and two hematological tumors (AML and MM). The THINK trial will test three dose levels adjusted to body weight: up to 3x10(8), 1x10(9) and 3x10(9) CAR-T NKR-2 cells. At each dose, the patients will receive three successive administrations, two weeks apart, of CAR-T NKR-2 cells. The dose escalation part of the study will enroll up to 24 patients while the extension phase would enroll 86 additional patients. The dose escalation part is expected to be completed in the last quarter of 2017.

In July 2016, we announced the signing of an exclusive licensing agreement with leading Japanese immuno-oncology company, ONO Pharmaceutical Co. Ltd., or ONO, for the development and commercialization of our allogeneic CAR-T NKR-2 immunotherapy. The license agreement with ONO grants them the exclusive right to develop and commercialize our allogeneic CAR-T NKR-2 T-Cell immunotherapy in Japan, Korea and Taiwan. In exchange for receiving a license in these countries, ONO will pay us up to $311.5 million in development and commercial milestones, including an upfront payment of $12.5 million plus double digit royalties on net sales in ONO territories.

Our lead drug product candidate in cardiovascular disease is C-Cure, an autologous cell therapy for the treatment of patients with ischemic heart failure, or HF. C-Cure was evaluated in CHART-1, a Phase 3 trial conducted in Europe and Israel with 290 patients suffering from advanced ischemic heart failure. Topline results from the CHART-1 trial were reported in June 2016. Results indicated that the trial was neutral but with a positive trend effect, consistent across all parameters tested for a substantial definable group of heart failure patients. Although the primary endpoint of the randomized trial was not met, among the entire CHART-1 patient population, a significant subpopulation representing more than 60% of the overall trial patients, defined by their Left Ventricular End Diastolic Volume, did meet the trial primary endpoint with a P value of 0.015.

Based on the results of the CHART-1 trial, a US trial, or CHART-2, has been designed to exclusively enroll the subset of patients that met the trial primary endpoint of the CHART-1 trial.

We are currently seeking partners to further develop and commercialize C-Cure.

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

On May 17 2016, we acquired 100% of Biological Manufacturing Services SA, orBMS. BMS owns GMP laboratories and had rented its laboratories to us since 2009. Before this acquisition, BMS was considered as a related party to us.

As of December 31, 2016, we have been funded through the following transactions:

•	proceeds of €42.0 million from private financing rounds;

•	proceeds of €26.5 million from an initial public offering of our ordinary shares on Euronext Brussels and Euronext Paris in July 2013, or the Euronext IPO;

•	proceeds of €25.0 million from a private financing by Medisun International Limited, or Medisun in June 2014;

•	proceeds of €31.7 million from a private placement in March 2015;

•	proceeds of €88.0 million from our global offering of 1,460,000 ordinary shares, consisting of an underwritten public offering of 1,168,000 ADSs and a concurrent European private placement of 292,000 ordinary shares, in June 2015.

•	proceeds of €23.1 million from non-dilutive financing sources, such as government grants and recoverable cash advances, or RCAs; and

We have incurred net losses in each year since our inception. Substantially all of our net losses have resulted from costs incurred in connection with our research and development programs and from general and administration expenses associated with our operations. For the years ended December 31, 2016, 2015 and 2014, we incurred a loss for the year of €23.6 million, €29.1 million and, €16.5 million respectively. As of December 31, 2016, we had a retained loss of €124.0 million. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially in connection with our ongoing activities, as we:

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

We do not expect to generate material revenue from drug product sales unless and until we successfully complete development of, and obtain marketing approval for, one or more of our drug product candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we anticipate that we will need to raise additional capital prior to commercialization of our lead product candidates. Until such time that we can generate substantial revenue from drug product sales, if ever, we expect to finance our operating activities through a combination of equity offerings, debt financings, government or other third-party funding, including government grants and RCAs, and collaborations and licensing arrangements. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to others rights to develop or market drug product candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full.

Our financial statements for 2014, 2015 and 2016 have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Financial Operations Overview

A. Operating Results

Our operating Income consist of revenues and Other Income.

Revenue

For the periods presented in this Annual Report, the revenues we generated were composed of a non-refundable upfront payment as a result of the ONO agreement was for third-party sales of C-Cathez in 2014, 2015 and 2016. We expect revenue from C-Cathez sales to remain immaterial compared to our operating expenses for the foreseeable future.

Licensing revenues

In 2016, we received the first milestone payment associated to the License Agreement with ONO Pharmaceuticals. The license agreement with ONO grants them the exclusive right to develop and commercialize our allogeneic CAR-T NKR-2 T-Cell immunotherapy in Japan, Korea and Taiwan. In exchange for receiving a license in these countries, ONO will pay Celyad up to $311.5 million in development and commercial milestones, including an upfront payment of $12.5 million plus double digit royalties on net sales in ONO territories. The amount booked in 2016 correspond to the upfront payment after deduction of the non-refundable Japanese withholding taxes and the 15% sub-license fee owned to Darmouth College, the inventor of the CAR-T NKR platform in-licensed by Celyad in January 2015.

Cost of Sales

For the periods presented in this Annual Report, costs of sales are related to the cost of manufacturing C-Cathez.

We expect the costs of sales related to sales of C-Cathez will remain immaterial compared to our operating expenses for the foreseeable future.

Research and development expenses

Research & development expenses amounted to €27.7 million, €22.8 million and €15.9 million for the years ended December 31, 2016, 2015 and 2014, respectively, represented 74%, 76% and 76% of our total operating expenses. For the periods presented in this report, research and development expenses gathered all operating expenses of the Group but the General & &Administration expenses. It included all the costs related to our operations in the following departments; research and development, clinical, manufacturing, regulatory, quality and intellectual property.

With the exception of the C-Cathez development costs capitalized since May 2012, we expense all research and development costs as they are incurred. A total of €1.1 million development costs of C-Cathez have been capitalized since May 1, 2012, the month following our receipt of the CE mark for C-Cathez. We may review this policy in the future depending on the outcome of our current development programs.

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

Research and development activities are central to our business. We expect that our other research and development expenses will continue to grow in the future mostly with the development of drug product candidates from our CAR-T NKR-T cell program. The expected increase in research and development expenditures will mostly relate to higher personnel costs, outsourcing costs and additional preclinical and clinical studies.

Salaries represented the biggest cost by nature within our operations over the last three years. We at Celyad have the strategy to internalize all operations when they become material or critical to our operations. We subcontract all one-time projects, or tasks that cannot be taken in house for quality or regulatory purposes. The other important nature of costs in our operations are the preclinical studies, clinical studies, scale-up and automation of the production processes.

The costs associated to preclinical studies are laboratory supplies and the costs of our outsourced research and development studies and services.

The costs associated to clinical studies comprised the preparation, the conduct and the supervision of our clinical trials. We expect that these expenses will increase in the near future given the expected clinical trial activities associated with our CAR-T NKR cell drug product candidates. We cannot determine with certainty the duration and completion costs of our current or future clinical trials of our drug product candidates or if, when, or to what extent we will generate revenue from the commercialization and sale of any of our drug product candidates that obtain regulatory approval. We may never succeed in achieving regulatory approval for any of our drug product candidates. The duration, costs and timing of clinical trials and development of our drug product candidates will depend on a variety of factors, including:

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

A change in the outcome of any of these variables with respect to the development of CAR-T NKR-2 or any other drug product candidate that we are developing could mean a significant change in the costs and timing associated with the development of CAR-T NKR-2 or such other drug product candidate. For example, if FDA, European Medicines Agency, or EMA, or other regulatory authority were to require us to conduct additional preclinical studies and clinical trials beyond those which we currently anticipate will be required for the completion of clinical development of our drug product candidates, or if we experience significant delays in enrollment in any clinical trials, we would be required to spend significant additional financial resources and time on the completion of the clinical development of the applicable drug product candidate.

Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials.

We have not received regulatory approval from the FDA, EMA or any other regulatory authority to market any of our drug product candidates. The successful development of our drug product candidates is highly uncertain. Our drug product candidates are tested in numerous preclinical studies for safety, pharmacology and efficacy. We then conduct clinical trials for those drug product candidates that are determined to be the most promising. We fund these trials ourselves or through non-dilutive funding. As we obtain results from clinical trials, we may elect to discontinue or delay trials for some drug product candidates in order to focus resources on drug product candidates that we believe are more promising. Completion of clinical trials may take several years or more, and the length of time generally varies substantially according to the type, complexity, novelty and intended use of a drug product candidate. The cost of clinical trials for a particular drug product candidate may vary significantly.

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

The manufacturing expenses included the costs to manufacture our product candidates, namely CAR-T NKR-2 and C-Cure and the costs associated to the process development of such product candidates, including the scale-up and the automation of such processes. These costs are mainly comprised of production raw material and supplies, maintenance and calibration charges of equipment and the rental of Good Manufacturing Practices laboratory facilities. Raw materials are the main component to the current cost of production of CAR-T NKR-2 and will remain as such in the future as they are closely associated to the production of clinical batches. Most of our raw material suppliers are large companies, and pursuant to our internal procedures, we are trying to have an alternative supplier for each critical material, to limit risk of disruption and price sensitivity.

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

General and administrative expenses

General and administrative expenses represented 26%, 24% and 24% of our total operating expenses for the years ended December 31, 2016, 2015 and 2014, respectively.

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

Other operating income

During the periods presented in this Annual Report, our other operating income is primarily generated from (i) government grants received from the Regional government, or Walloon Region, in the form of RCAs and (ii) government grants received from the European Commission under the Seventh Framework Program, or FP7.

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

At the end of the research phase, we generally decide within a period of six months whether or not to exploit the results of the research phase; this phase is known as the decision phase. If we elect to exploit the results achieved under a RCA, we enter the exploitation phase, which may have a duration of up to ten years. If we elect to exploit the results under an RCA, the relevant RCA becomes contingently refundable, and the company applies the recognition criteria of IAS 39/IFRS9 related to liability recognition, with any amounts being recognized as a reduction of other operating income in the income statement.

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

From inception through December 31, 2016, we have received subsidies RCAs totaling €21.2 million. In 2017 and 2018, we will be required to make exploitation decisions on our remaining outstanding RCAs.

Other government grants

Since inception through December 31, 2016, we received grants totaling €2.4 million and we expect to continue to apply for grants from FP7 and Walloon Region authorities. These grants are used to partially finance early stage projects such as fundamental research, applied research and prototype design.

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

Consolidated financial data

The following is a summary of our consolidated financial data.

Comparisons for the Years Ended December 31, 2015 and 2014

Revenue

(€‘000)	For the year ended December 31,
	2015	2014
C-Cathez Sales	3	146

	3	146

Cost of Sales

(€‘000)	For the year ended December 31,
	2015	2014
		84
C-Cathez Cost of Sales	(1)	(115)

Total Cost of Sales	(1)	(115)

In the year ended December 31, 2015, the total revenue generated through sales of C-Cathez and the cost of sales associated to it were insignificant.

Research and development expenses

(€‘000)	For the year ended December 31
	2015	2014
Salaries	5,785	4,235
Travel and living	168	249
Mayo research project	—	751
Pre clinical studies	2,398	274
Clinical studies	6,723	4,924
Delivery systems & dispositifs medicaux	173	1
Consulting fees	1,842	781
IP filing and maintenance fees	763	351
Scale-up & automation	642	70
Rent and utilities	1,045	582
Depreciation and amortization	1,033	864
Other costs	2,196	2,783

Total Research and Development expenses	22,767	15,865

The research and development expenses increased by €6.9 million in 2015 compared to 2014. In 2015, most of the research and development expenses were still related to the development of the cardio programs, namely the clinical development of C-Cure and the preclinical development of C-Cath and the Corquest platform. In 2015, we only incurred limited research and development costs associated to the CAR-T NKR platform (€2.1 million).

The variance with 2014 is mainly explained by the following elements;

•	additional staff was hired to support the projects within the R&D departments;

•	preclinical studies on C-Cure and CAR-T NKR-T projects;;

•	the costs of the CHART-1 trial;

•	Consultancy fees on CAR-T NKR-T projects included in the Celdara Service Research Agreement;

•	The automation of the C-Cure production process;

•	Additional rental fees with the labs rented at Rochester (MN, USA); and

•	The development of our IP platform.

Amongst these expenses, the preclinical development expenses of the NKR-T platform are expected to increase significantly in the future periods.

General and administrative expenses

(€‘000)	For the year ended 31 December
	2015	2014
Employee expenses	2,761	1,408
Share-based payment	796	1,528
Rent	617	315
Communication & Marketing	891	394
Consulting fees	1,511	741
Travel & Living	509	399
Post employment benefits	(45)	28
Other	190	203

Total General and administration	7,230	5,016

General and administrative expenses increased by €2.2 million in 2015 as compared to 2014. This increase relates primarily to the strengthening of the management bodies of the Group, and other support functions such as market access, legal, accounting and investor relations. The share-based payments associated with the Group warrant plans granted to new employees, members of the executive management team and directors amounted to €0.8 million (was €1.5 million in 2014) and does not include yet the new warrant plan issued in November 2015 and effective in January 2016.

Operating Income

(€‘000)	For the year ended December 31
	2015	2014
Recoverable cash advances (RCAs)	222	2,791
Subsidies	412	636
Reversal provision for reimbursement RCA	—	507
Additional provision for reimbursement RCA	—	—
Realized gain on contribution IP into joint venture	(312)	312
Other	—	167

Total Operating Income	322	4,413

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

Operating loss

As a result of the foregoing, our operating loss increased by €13.2 million in 2015 as compared to 2014, totaling €29.7 million in 2015.

Financial income and Financial expenses

(€‘000)	For the year ended December 31,
	2015	2014
Interest finance leases	10	6
Other finance costs	90	16
Exchange differences	135	19
Finance expenses	236	41

Interest income bank account	352	277
Exchange differences	190	—
Finance income	542	277

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

Loss for the year

As a result of the foregoing, our loss for the year increased by €12.7 million from €16.5 million in 2014 to €29.1 million in 2015.

Comparisons for the Years Ended December 31, 2016 and 2015

Revenue

(€‘000)	For the year ended December 31,
	2016	2015
Recognition of non-refundable upfront payment	8,440	—
C-Cathez Sales	83	3

	8,523	3

Total revenues increased by €8.5 million over 2016. In August 2016, the Group has received a non-refundable upfront payment as a result of the ONO agreement. This upfront payment has been fully recognised upon receipt as there are no performance obligations nor subsequent deliverables associated to the payment. The non-refundable upfront payment was rather received as a consideration for the sale of licence to ONO. In 2016, the total revenue generated through sales of C-Cathez was €0.1 million. Insignificant revenue was generated from sales of C-Cathez in 2015.

Cost of Sales

(€‘000)	For the year ended December 31,
	2016	2015
C-Cathez Cost of Sales	(53)	(1)

Total Cost of Sales	(53)	(1)

In 2016, the total cost of sales associated with sales of C-Cathez amounted to €0.1 million.

Research and development expenses

(€‘000)	For the year ended December 31
	2016	2015
Salaries	8,160	5,785
Travel and living	577	168
Pre clinical studies	4,650	2,398
Clinical studies	4,468	6,723
Delivery systems & dispositifs medicaux	964	173
Consulting fees	791	1,842
IP filing and maintenance fees	799	763
Scale-up & automation	4,164	642
Rent and utilities	939	1,045
Depreciation and amortization	1,345	1,033
Other costs	817	2,196

Total Research and Development expenses	27,675	22,767

The research and development expenses increased by €4.9 million in 2016 compared to 2015.

In 2016, the majority of the research and development expenses were for the first time related to the development of the immune-oncology programs, namely CAR- T NKR. The research and development expenses associated to the cardio programs were the follow-up costs of CHART-1 and the preclinical testing of the Corquest platform, totaling €12.2 million.

The variance with 2015 is mainly explained by the following elements;

•	additional staff was hired to support the projects within the R&D departments;

•	additional preclinical studies on CAR-T NKR-T projects, mostly driven by expenses incurred on the allogeneic program;

•	The automation of the CAR-T NKR-2 production process;

•	the decrease of the costs of the CHART-1 trial; and

•	the decrease of consultancy fees.

Amongst these expenses, the preclinical development expenses of the NKR-T platform are expected to increase significantly in the future periods.

General and administrative expenses

(€‘000)	For the year ended December 31
	2016	2015
Employee expenses	2,486	2,761
Share-based payment	2,847	796
Rent	791	617
Communication & Marketing	728	891
Consulting fees	2,029	1,511
Travel & Living	450	509
Post employment benefits	(24)	(45)
Depreciation	173	—
Other	265	190

Total General and administration	9,744	7,230

General and administrative expenses increased by €2.5 million compared to 2015. This increase primarily resulted from the valuation of the share based payment, mainly the warrants plan of November 2015. The new warrant plan issued in December 2016 will be effective in 2017, hence not included in the amount booked at year end 2016. Consulting fees also increased due to one off consultancy and strategic projects.

Operating Income

(€‘000)	For the year ended December 31
	2016	2015
Recoverable cash advances (RCAs)	2,704	222
Subsidies	124	412
Change of fair value of RCA’s	3,891	—
Reversal provision for reimbursement RCA	(1,737)	—
Realized gain on contribution IP into joint venture	—	(312)
Change of fair value of contingent liability	(1,634)
Other	(8)	—

Total Operating Income	3,340	322

Other operating income and expenses are primarily related to the non-dilutive funding received from the Walloon Region and the European FP7 funding programs. In 2016, the net amount of the other operating income and expenses increased by €3.0 million.

This variance resulted mainly from the additional proceeds received on RCA’s and FP7 contracts and the non-cash entries posted on the RCA’s to reflected to fair value of such liabilities.

Operating loss

As a result of the foregoing, our operating loss decreased by €4.1 million in 2016 as compared to 2015, totaling €25.6 million in 2016.

Financial income and Financial expenses

(€‘000)	For the year ended December 31,
	2016	2015
Interest finance leases	19	10
Interest on RCA’s	53	—
Other finance costs	37	90
Exchange differences	98	135
Finance expenses	207	236

Interest income bank account	1,413	352
Exchange differences	791	190
Finance income	2,204	542

Financial expenses represent interest paid, bank charges and foreign exchange difference.

Interest income on short term deposits increased significantly from 2016 to 2015, reflecting the increase of our average cash position over the periods, partially compensated by the decline of the interest rates on such deposits.

Income tax expense

As we incurred losses in all of the relevant periods, we had no taxable income and therefore incurred no corporate taxes.

Loss for the year

As a result of the foregoing, our loss for the year decreased by €5.5 million from €29.1 million in 2015 to €23.6  million in 2016.

B. LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations since inception through several private placements of equity securities, several contributions in kind, an IPO on Euronext Brussels and Paris, an IPO on the Nasdaq and non-dilutive governmental support. As at December 31 2016, the total gross proceeds of the placement of our securities amounted to €187 million (net proceeds of €172 million) and, the total non-dilutive funding amounted to €23.1 million.

The table hereunder summarizes our sources and uses of cash for the years ended December 31, 2016, 2015 and 2014.

	At end of December
Summary for Item 5.B. Liquidity and Capital Resources	2016	2015	2014
		€	€
Cash used in operating activities	(24,692)	(27,303)	(17,415)
Cash used in investing activities	(30,157)	(10,691)	(1,768)
Cash flows provided by financing activities	3,031	110,535	27,758
Net increase in cash and cash equivalents	(51,818)	72,541	8,575

Comparison between 2015 and 2014

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

Comparison between 2016 and 2015

In 2016, the decrease of the net cash used in our operations (€2.6 million) is explained by the decrease of the CHART-1 costs, the increase of the CAR-T NKR development costs, the increase of the process automation costs and by the increase of the proceeds received from our license agreement.

The cash used in investing activities increased significantly over 2016 as a consequence of the acquisition of Biological Manufacturing Services SA for €1.6 million), the capital expenditures made mainly in our new corporate offices (€1.7 million) and the net amount invested in short term deposits (€26.9 million).

The acquisition of BMS was accounted for as an asset deal. The fair value of the assets acquired is concentrated in one identifiable asset, i.e. the GMP laboratories. The difference between the purchase price and the net assets of BMS at the date of acquisition is then allocated entirely to the Property, Plant and Equipment.

Our net cash flows provided from our financing activities decreased by €107.5 million in 2016 from €110.5 million in 2015. There were no capital increase performed in 2016. The net proceeds received from non-dilutive fundings increased by €1.5 million) over 2016,

We have incurred net losses in each year since our inception. Substantially all of our net losses resulted from costs incurred in connection with our development programs and from general & administrative expenses associated with our operations.

We have financed our capital expenditures of 2016 with a bank loan and with financial leases which are recorded on the balance sheet at year end 2016 €1.5 million.

Cash and Funding Sources

Over the last three years, we obtained new financing mostly through the issuance of our shares. A summary of our financing activities is as follows:

(€‘000)	Total	Equity capital	Finance leases	Loans
2014	25,749	25,305	444	—
2015	120,380	119,929	451	—
2016	1,165	—	371	794

Total Financing	147,294	145,234	1,266	794

In 2016, we contracted a bank loan to partially finance the leasehold improvements made in our new corporate offices. Some of our capital expenditures related to laboratory and office equipment are financed with 3-year maturity finance leases.

Amounts due to the Walloon Region, booked as advances repayable, at the end of 2016 correspond to funding received under several RCAs, dedicated to supporting specific development programs related to CAR-NKR-T platform, C-Cure and C-Cathez.

In March 2015, we completed a €31.7 million capital increase via a private placement subscribed by qualified institutional investors in the United States and Europe at a price of €44.50 per share. In June 2015, we completed a €88.0 million global offering on Nasdaq and on Euronext Brussels and Euronext Paris at a price of €60.25 per share. Our capital was also increased by way of exercise of warrants. Over three different exercise periods, 6;749 warrants were exercised resulting in the issuance of 6;749 new shares. Our capital and share premium were therefore increased by €0.2 million. Also, we financed part of our capital expenditures with a bank lease of €0.5 million.

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

The movements of the advances repayable recorded in 2016, 2015 and 2014 are summarized in the table below:

(€‘000)
Balance of January 1, 2014	12,501
+ liability recognition	2,534
-repayments	(272)
+/- other transactions including change of fair value	(3,208)

Balance at December 31, 2014	11,555

Balance of January 1, 2015	11,555

+ liability recognition	1,392
-repayments	(529)
+/- other transactions including change of fair value	(1,036)

Balance at December 31, 2015	11,382

Balance of January 1, 2016	11,382

+ liability recognition	—
‘- repayments	(842)
+/- other transactions including change of fair value	(2,102)
Balance at December 31, 2016	8,438

Capital Expenditures

We do not capitalize our research and development expenses until we receive marketing authorization for the applicable product candidate. As of end of 2016, all clinical, research and development expenditures related to the development of CAR-T NKR and C-Cure and are accounted for as operating expenses.

Our capital expenditures were €1.8 million, €0.8 million and €0.6 million for the years ended December 31, 2016, 2015 and 2014, respectively. In 2017, we anticipate new capital expenditures in our laboratories.

We plan to finance most of these expenses through a new finance lease.

In addition, we completed the acquisition of (i) CorQuest in November 2014, resulting in recognition of patent intangible assets of €1.5 million, and (ii) Oncyte LLC in January 2015 resulting in recognition of a goodwill of €1.0 million and an in-process R&D of €38.3 million and (iii) Biological Manufacturing Services SA in May 2014 resulting in recognition of additional PPE for €1.3 million.

(€‘000)		As of December 31,
	2016	2015	2014
Intangible assets	49,566	48,789	10,266
Property, plant and equipment	3,563	1,136	598
Other long term financial assets	311	180	109

Total	53,440	50,105	10,973

Operating Capital Requirements

We believe that our existing cash and cash equivalents, and short term investments will enable us to fund our operating expenses and capital expenditure requirements, based on the current scope of our activities, until mid 2019. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. In any event, we will require additional capital to pursue preclinical and clinical activities, obtain regulatory approval for, and to commercialize our drug product candidates.

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

Our present and future funding requirements will depend on many factors, including, among other things:

•	the size, progress, timing and completion of our clinical trials for any current or future drug product candidates, including C-Cure and CAR-T NKR-2;

•	the number of potential new drug product candidates we identify and decide to develop;

•	the costs involved in filing patent applications, maintaining and enforcing patents or defending against claims or infringements raised by third parties;

•	the time and costs involved in obtaining regulatory approval for drug products and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these drug products; and

•	the amount of revenue, if any, we may derive either directly or in the form of royalty payments from future potential partnership agreements on our technology platforms.

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

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of (1) the last day of the fiscal year in which we have more than $1.0 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities; (3) the issuance, in any three-year period, by our company of more than $1.0 billion in non-convertible debt securities held by non-affiliates; and (4) December 31, 2020. We may choose to take advantage of some but not all of these exemptions. For example, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Given that we currently report and expect to continue to report under IFRS as issued by the IASB, we have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB. We have taken advantage of reduced reporting requirements in this Annual Report on Form 20-F. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

C. Research and Development

For a discussion of our research and development activities, see “Item 4.B – Business Overview” and “Item 5.A – Operating Results.

D. Trend Information

For a discussion of trends, see “Item 4.B Business Overview,” “Item 5A Operating Results” and “Item 5B Liquidity and Capital resources.”

E. Off-Balance Sheet Arrangements

•	During the periods presented, we did not and do not currently have any off-balance sheet arrangements as defined under SEC rules, such as relationships with unconsolidated entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that are not required to be reflected on our balance sheets.

•	Guarantees: Celyad keeps a few deposits (€311k) to guarantee rental & payroll office

•	Contingent liabilities: see hereunder.

F. Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commitments

The following table discloses aggregate information about material contractual obligations and periods in which payments were due as of December 31, 2016. Future events could cause actual payments to differ from these estimates.

		Less than	One to three	Three to	More than
(€‘000)	Total	one year	years	five years	five years
As of December 31, 2016
Finance leases	735	354	315	66
Bank loan	743	207	417	119
Operating leases	3,377	456	945	733	1,244
Pension obligations	204				204
Advances repayable (current and non-current)	8,438	1,108	1,812	1,598	3,920

Total	13,497	2,125	3,489	2,516	5,368

G. Safe Harbor.

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Special Note Regarding Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

The Company’s articles of association state that the number of directors of the Company, who may be natural persons or legal entities and who need not be shareholders, must be at least five. At least half of the members of the Board of Directors must be non-executive directors and at least three of them must be independent directors.

A meeting of the Board of Directors is validly constituted if at least half of its members are present in person or represented at the meeting. If this quorum is not met, a new board meeting may be convened by any director to deliberate and decide on the matters on the agenda of the board meeting for which a quorum was not met, provided that at least two members are present. Meetings of the Board of Directors are convened by the Chairman of the Board or the Chief Financial Officer or the Chief Legal Officer, whenever the interest of the Company so requires. In principle, the Board of Directors will meet at least four times per year.

The Chairman of the Board of Directors shall have a casting vote on matters submitted to the Board of Directors in the event of a tied vote, save if the Board of Directors is composed of two members.

At the date of this Report, the Board of Directors consists of 9 members, one of which is an executive director (as a member of the Executive Management Team) and 8 of which are non-executive directors, including four independent directors. In accordance with Art 96, §2 6° of the Belgian Company Code (hereafter “BCC”), it is the willingness of the Company to aim for, in a reasonable timeframe, that a third of the Board member are of different sex.

Name	Position	Term [1]	Business Address	Board Committee Membership
Michel Lussier	Chairman	2020	3661 Valley Centre Dr. San Diego CA 92130, USA	Member of the Nomination and Remuneration Committee

LSS Consulting SPRL represented by its permanent representative Christian Homsy	Executive director	2020	Chaussée de Louvain 574A, 1380 Lasne, Belgium

William Wijns[2]	Non-executive director	2016	Moorselbaan 219, 9300 Aalst, Belgium

Serge Goblet	Non-executive director	2020	Chaussée de Waterloo 1589D, 1180 Brussels, Belgium

Chris Buyse	Independent director	2020	Baillet Latourlei 119A, 2930 Brasschaat, Belgium	Member of the Nomination and Remuneration Committee Member of the Audit Committee

Rudy Dekeyser	Independent director	2020	Klein Nazareth 12, 98401 De Pinte, Belgium	Member of the Nomination and Remuneration Committee Member of the Audit Committee

Debasish Roychowdhury	Independent director	2019	79 Laconia Street Lexington MA 02420 USA

Chris De Jonghe	Non-executive director	2017	Jan Davidlaan 50, 2630 Aartselaar, Belgium	Member of the Audit Committee

Hanspeter Spek	Independent director	2018	Square Latour Maubourg, 75007 Paris, France	Member of the Nomination and Remuneration Committee

Danny Wong[3]	Non-executive director	2016	25/F Octa Tower, 8 Lam Chak Street, Kowloon Bay, Hong KKong

TOLEFI SA represented by its permanent representative Serge Goblet	Non-executive director	2018	27 Drève de Carloo 1180 Bruxelles, Belgium

[1]	The term of the mandate of the director will expire immediately after the Annual Shareholders Meeting held in the year set forth next to the director’s name, except Debasish Roychowdhury which mandate shall expire on 30 January 2019.

[2]	William Wijns resigned on 1st April 2016.
[3]	Danny Wong resigned on 4 August 2016.

The following paragraphs contain brief biographies of each of the directors, or in case of legal entities being director, their permanent representatives, with an indication of other relevant mandates as member of administrative, management or supervisory bodies in other companies during the previous five years.

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

Serge Goblet (permanent representative of Tolefi SA) has served as a member of the board of directors of the Company since 2008. He holds a Master Degree in Business and Consular Sciences from ICHEC, Belgium and has many years of international experience as director in Belgian and foreign companies. He is the managing director of TOLEFI SA, a Belgian holding company and holds director mandates in subsidiaries of TOLEFI. Serge has two voting rights at our board of directors, one in his own name and one on behalf of TOLEFI, as a permanent representative

Chris Buyse has served as a member of the board of directors of the Company since 2008. He brings more than 25 years of international financial expertise and experience in introducing best financial management practices. He is currently Managing Director of FUND+, a fund that invests in innovative Belgian Life Sciences companies, Between August 2006 and June 2014, Mr. Buyse served as the Chief Financial Officer and board member of ThromboGenics NV, a leading biotech company that is listed on NYSE Euronext Brussels. Before joining ThromboGenics, he was the Chief Financial Officer of the Belgian biotech company CropDesign, where he coordinated the acquisition by BASF in July 2006. Prior to joining CropDesign he was financial manager of WorldCom/MCI Belux, a European subsidiary of one of the world’s largest telecommunication companies and he was also the Chief Financial Officer and interim Chief Executive Officer of Keyware Technologies. Mr. Buyse holds a master degree in applied economic sciences from the University of Antwerp and an MBA from Vlerick School of Management in Gent. He currently serves, in his own name or as permanent representative of a management company, as member of the board of directors of the following publicly and privately held companies: Bone Therapeutics SA, Iteos SA, Bioxodes SA, Bio Incubator NV, Immo David NV, Pinnacle Investments SA, CreaBuild NV, Sofia BVBA, Pienter-Jan BVBA, Life Sciences Research Partners VZW (a shareholder of the Company) and Keyware Technologies NV.

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

Chris De Jonghe has served as a member of the board of directors of the Company since 2013. She is Head of Life Sciences & Care at PMV (ParticipatieMaatschappij Vlaanderen). She was first Licensing manager then Business development manager at VIB (Flanders’ Institute for Biotechnology), before joining PMV initially as Senior investment manager in January 2013. Since August 2013 she joined the Group Management Committee, responsible for daily management at PMV. She obtained a PhD in Biochemistry and a Bachelor degree in Laws at the University of Antwerp. She is member of the board of directors of Agrosavfe, Confo Therapeutics, Fast Forward Pharmaceuticals, MyCartis, ViroVet, Biotech Fund Flanders, LSP V, Vesalius Biocapital I & II and Flanders’Bio. She is a member of Flanders’Bio and IFB network.

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

The Executive Management Team

The Executive Management Team consists of the “Chief Executive Officer” (CEO, who is the chairman of the Executive Management team), the “Chief Financial Officer” (CFO), the “Chief Operating Officer”, the “Chief Legal Officer”, the “Vice President Business Development & IP”, the “Vice President Clinical Development and Medical Affairs”, the “Vice President Operations”, the “Vice President Research & Development”.

The Executive Management Team discusses and consults with the Board of Directors and advises the Board of Directors on the day-to-day management of the Company in accordance with the Company’s values, strategy, general policy and budget, as determined by the Board of Directors.

Each member of the Executive Management Team has been made individually responsible for certain aspects of the day-to-day management of the Company and its business (in the case of the CEO, by way of delegation by the Board of Directors; in the case of the other member of the Executive Management Team, by way of delegation by the CEO). The further tasks for which the Executive Management Team is responsible are described in greater detail in the terms of reference of the Executive Management Team as set out in the Company’s corporate governance charter.

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

In accordance with Schedule C, Section F, subsection 7 of the CGC, all agreements with members of the Executive Management Team entered into on or after 1 July 2009 must refer to the criteria to be taken into account when determining variable remuneration and will contain specific provisions relating to early termination. In principle, the Executive Management Team meets every month. Additional meetings may be convened at any time by the Chairman of the Executive Management Team or at the request of two of its members. The Executive Management Team will constitute a quorum when all members have been invited and the majority of the members are present or represented at the meeting. Absent members may grant a power of attorney to another member of the Executive Management Team. Members may attend the meeting physically or by telephone or video conference. The absent members must be notified of the discussions in their absence by the Chairman (or the Company Secretary, if the Executive Management Team has appointed a Company Secretary from among its members).

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

The current members of the Executive Management Team are listed in the table below.

Name	Function	Year of birth
LSS Consulting SPRL, represented by Christian Homsy	Chief Executive Officer	1958
PaJe SPRL, represented by Patrick Jeanmart	Chief Financial Officer	1972
KNCL SPRL, represented by Jean-Pierre Latere	Chief Operating Officer	1975
NandaDevi SPRL, represented by Philippe Dechamps	Chief Legal Officer	1970
Georges Rawadi	Vice President Business Development	1967
Dieter Hauwaerts	Vice President Operations	1973
ImXense SPRL, represented by Frederic Lehmann	Vice President Immuno-oncolgy	1964
David Gilham	Vice President Research & Development	1965

The following paragraphs contain brief biographies of each of the members of the Executive Management Team or in case of legal entities being a member of the Executive Management Team or key manager, their permanent representatives.

Christian Homsy (representative of LSS Consulting SPRL), CEO – reference is made to ITEM 6.A. Directors and Senior Management.

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

Jean-Pierre Latere (representative of KNCL SPRL), has previously acted as Vice President of Regenerative Medicine and Medical Devices franchise. Since January 2017 he serves as Chief Operating Officer in charge of program management, manufacturing, quality, clinical operations and regulatory affairs. He leads the effort to further strengthen the organization as Celyad grows as a leader in immuno-oncology. He started his career as a Research Associate at the Michigan State University in the US. Following that assignment, he moved to the Johnson & Johnson group where he held various positions, from Scientist to Senior Scientist. He then joined the Company in 2008 as Project Manager Delivery System and left the company in 2012 in the position of Senior Director Business Development. Prior to joining the Company, Mr. Latere served as Beauty Care and Healthcare Market Global Leader at Dow Corning. Mr. Latere holds a PhD in Chemistry from the University of Liège, Belgium.

Philippe Dechamps (representative of NandaDevi SPRL), has served as Chief Legal Officer since September 2016. Mr. Dechamps started his legal career as an associate in Brussels with the law firm Linklaters De Bandt from 1994 to 1998. He left private practice in 1998 and until 2003, he served as an in-house counsel at Solvay Group, the Belgian pharmaceutical and chemical company, to assist the company in its turnaround through several M&A operations in Europe, India and Far-East Asia. In 2003, he took over the position of Legal Director at Guidant, the US company formerly active in the medical devices business before its acquisition by Boston Scientific and Abbott Laboratories in 2005. Within Abbott, Mr. Dechamps took over responsibility for the legal affairs of Abbott Vascular International outside of the United States. In 2008, Mr. Dechamps joined Delhaize Group taking responsibility for the legal and government affairs in Europe and Asia, before becoming Group General Counsel and Secretary to the Board of Directors in 2015. In this position, he piloted the legal strategy to merge Delhaize Group with Royal Ahold in July 2016. Mr. Dechamps earned law degrees from the Université Catholique de Louvain (UCL) and Vrije Universiteit Brussel (VUB), and a Masters of Law (LL.M) from Harvard University.

Georges Rawadi, has served as Vice President Business Development and Intellectual Property since March 2016 and prior to that he has service as Vice President Business Development since June 2014. Prior to joining the Company, Dr. Rawadi served as Vice President Business Development with Cellectis. He previously held business development management positions at Galapagos, ProStrakan France and Sanofi-Aventis France, and conducted consultancy assignments in Business Development and Alliance Management. His work included all aspects and stages of business development, driving several projects from target identification and negotiation to closing deals. He holds a Ph.D. in Microbiology from the Pierre et Marie Curie University (France), and a Masters in Management and Strategy in the Health Industry from the ESSEC Business School.

Dieter Hauwaerts, has served as the Vice President Operations since November 2015. Mr. Hauwaerts is responsible for all development, manufacturing and supply chain activities in EU and US. Prior to joining the Company, he worked as Director Manufacturing for TiGenix (Belgium) where he was part of the team obtaining first approval of an ATMP in Europe, and headed construction of a state-of-the –art commercial cell therapy facility. Before, he also held various positions in the quality and supply chain organization of Janssen Pharmaceutica (Belgium) and conducted research on microbial genetics at the University of Leuven. Mr. Hauwaerts holds an MSc in chemical engineering from the University of Leuven, Belgium.

Frédéric Lehmann (representative of ImXense SPRL), has served as the Vice President Clinical Development & Medical Affairs since July 2016 and prior to that he has served as the Vice President Immuno-Oncology Since September 2015. Dr. Lehmann is a physician by training, specialized in hematology and oncology. Dr. Lehmann has extensive experience in oncology drug development spanning early to late phase, including clinical trial design, translational research, regulatory interactions, and clinical risk management. He started his academic career at the Ludwig Institute for Cancer Research in Brussels, followed by a position at the Institute Jules Bordet. He then moved to the European Organization for Research and Treatment of Cancer (EORTC) as Medical Advisor. Dr. Lehmann began his corporate career at GlaxoSmithKline, where he led the early worldwide clinical development program for the Company’s cancer vaccines and went on to lead the research and development incubator for cancer immunotherapeutics.

David Gilham, has served as Vice President Research and Development since September 2016. Prior to joining the Company, Mr. Gilham was a Reader and Group Leader within the Manchester Cancer Research Centre at the University of Manchester, UK leading a research group of 15 scientists in the area of cellular immunotherapy. Mr. Gilham obtained his Ph.D from the University of Dundee in 1998 in Molecular Pharmacology under the supervision of Professor Roland Wolf, OBE. After a short post-doctoral position at the University of Bristol, Mr. Gilham moved to the University of Manchester with Professor Robert Hawkins to establish translational research activity in the field of engineered cellular therapy. The group has carried out several clinical trials of CAR-T cells of which Mr. Gilham has been Lead scientific advisor and led several European framework programs bringing together researchers from all over Europe (ATTACK and ATTRACT programs). In 2010, along with Professor Hawkins and other colleagues, Mr. Gilham co-founded Cellular Therapeutics, a cell production company based in Manchester. He has published more than 60 peer reviewed articles and further book chapters and reviews. He has also sat on many review boards and charity grant committees and consulted for several biotechs and pharma concerning immune cell therapies.

B. Compensation of Directors and Executive Management Team

The aggregate compensation paid and benefits in kind granted by us to the current members of our executive management team and directors, including share-based compensation, for the year ended December 31, 2016, was €2,4 million. For the year ended December 31, 2016, €35,000 of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to members of our executive management team.

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

Compensation of our Board of Directors

The remuneration of our directors and the grant of warrants to our directors is submitted by our board of directors (following advice from the Nomination and Remuneration Committee) for approval to the general shareholders’ meeting and is only implemented after such approval. The aggregate compensation paid and benefits in kind granted by us to our current directors, including share-based compensation, for the year ended December 31, 2016, was €355,000.

The procedure for establishing the remuneration policy and setting remuneration for members of our board of directors is determined by our board of directors on the basis of proposals from the Nomination and Remuneration Committee, taking into account relevant benchmarks from the biotechnology industry.

On November 5, 2015, the Extraordinary Shareholders Meeting approved a remuneration and compensation scheme for the chairman, the independent directors and non-executive directors. This scheme was applicable as from November 2015. The remuneration package was made up of a fixed annual fee of €40,000 for the chairman and €30,000 for the other independent directors. The fee was supplemented with a fixed annual fee of €10,000 for membership of each committee of the Board of Directors, to be increased by €5,000 in case the relevant director chairs the Nomination and Remuneration Committee or the Audit Committee.

On 9 May 2016, the Extraordinary Shareholders meeting approved a new remuneration and compensation scheme for the non-executive directors. The remuneration package is made up of fixed annual fee of €10,000 for non-executive directors, supplemented by a fxed annual fee of €10,000 for the Chairman. The annual fee is supplemented by a €5,000 fee for any non-executive directors covering the participation to the four ordinary board of directors’ meetings. Any participation to an extraordinary board of directors’ meetings gives right to a supplemental fee of €5,000 EUR. This remuneration package is also supplemented with a fixed annual fee of €15,000 for membership of each committee of the Board of Directors, to be increased by €5,000 in case the relevant director chairs the Nomination and Remuneration Committee or the Audit Committee. Finally, an extraordinary fee of €3,000 is granted to non-executive directors in case of appointment of such directors, on request of the CEO and with prior approval of the Board of directors, for specific missions requiring the presence of the concerned director. This scheme is applicable directly after the General Meeting of Shareholders of May 9, 2016. The remuneration granted to directors during year 2016 is the consequence of both applications of (i) remuneration and compensation scheme adopted in November 2015 and (ii) the new plan adopted in May 2016. Apart from the above remuneration for non-executive directors, all directors are entitled to company warrants and a reimbursement of out-of-pocket expenses actually incurred as a result of participation in meetings of the Board of Directors.

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

No loans or guarantees were given to members of the board of directors during the year ended December 31, 2016.

There are no employment or service agreements that provide for notice periods or indemnities between us and members of the board of directors who are not a member of the executive management team. In respect of the members of the board of directors who are a member of the executive management team, reference is made to the section “Executive Management Team” here below.

The following table sets forth the fees received by our non-executive directors for the performance of their mandate as a board member, during the year ended December 31, 2016:

Name	Fees Earned (€)
Michel Lussier	78,750
Serge Goblet	37,500
Chris Buyse	73,750
Debasish Roychowdhury	41,250
Hanspeter Spek	55,000
Rudy Dekeyser	68,750
Tolefi SA, represented by its permanent representative, Serge Goblet	—
Danny Wong	—
William Wijns	—
Chris De Jonghe	—
Total	355,000

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

The table below provides an overview as of December 31, 2016 of the warrants held by the non-executive directors.

	Warrant Awards
Name	Number of Ordinary Shares Underlying Warrants	Warrant Exercise Price in euros	Warrant Expiration Date
Michel Lussier	400	35.36	May 5, 2016
Hanspeter Spek	5,000	35.79	May 5, 2019
TOLEFI SA	2,504	35.36	May 5, 2016
Michel Lussier	10,000	34.65	November 5 2020
Chris Buyse	10,000	34.65	November 5 2020
Rudy Dekeyser	10,000	34.65	November 5 2020
Hanspeter Spek	10,000	34.65	November 5 2020
Debasish Roychowdhuy	10,000	34.65	November 5 2020

Total	57,904

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

No loans, quasi-loans or other guarantees were granted to members of our executive management team during the year ended on December 31, 2016.

The following table sets forth information regarding compensation earned by LSS Consulting SPRL, represented by Christian Homsy, our Chief Executive Officer, during the year ended December 31, 2016.

Compensation (in kEuros)
Fixed fee	426
Variable fee	136
Total	562

Mr. Homsy was not granted warrants in 2016, neither exercised warrants in 2016.

The following table sets forth information concerning the aggregate compensation earned during the year ended December 31, 2016 by the other members of our executive management team, including the CEO.

Compensation (in kEuros)
Fixed remuneration (gross)	597
Variable remuneration (short term)	138
Fixed fee	1,698
Variable fee	356
Pension/Life	35
Other benefits	103
Total	2,927

The table below provides an overview as of December 31, 2016 of the warrants held by the members of our executive management team.

	Warrant Awards
Name	Number of Ordinary Shares Underlying Warrants	Warrant Exercise Price in euros	Warrant Expiration Date
Christian Homsy [1]	112,000	2.64	May 6, 2018
	200	35.36	May 5, 2016
	40,000	34.65	November 5, 2020
Patrick Jeanmart [2]	56,000	2.64	May 6, 2018
	25	35.36	May 5, 2016
	20,000	34.65	November 5, 2020
George Rawadi	7,500	39.22	May 5, 2024
	10,000	34.65	November 5, 2025
Dieter Hauwaerts	5,000	33.49	May 5, 2024
	10,000	34.65	November 5, 2025
Frédéric Lehmann [3]	20,000	34.65	November 5, 2020
Jean-Pierre Latere [4]	20,000	34.65	November 5, 2020
David Gilham	10,000	15.90	November 5, 2025

[1]	Christian Homsy holds these warrants in person, whereby he is the representative of LSS Consulting SPRL, his management company, which has been appointed as Chief Executive Officer.
[2]	Patrick Jeanmart holds these warrants in person, whereby he is the representative of PaJe SPRL, his management company, which has been appointed as Chief Financial Officer.
[3]	Frederic Lehmann holds these warrants in person, whereby he is the representative of ImXense SPRL, his management company, which has been appointed as Vice President Clinical Development & Medical Affairs.
[4]	Jean-Pierre Latere holds these warrants in person, whereby he is the representative of KNCL SPRL, his management company, which has been appointed as Chief Operating Officer.

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

Audit Committee

Our board of directors has established an audit committee. Our Audit Committee consists of three members: Chris Buyse, Rudy Dekeyser and Chris De Jonghe.

Our board of directors has determined that all members of the Audit Committee are independent under Rule 10A-3 of the Exchange Act and the applicable rules of the NASDAQ Stock Market and that Chris Buyse qualifies as an “Audit Committee financial expert” as defined under the Exchange Act.

The role of our Audit Committee is to ensure the effectiveness of our internal control and risk management systems, the internal audit (if any) and its effectiveness and the statutory audit of the annual and consolidated accounts, and to review and monitor the independence of the external auditor, in particular regarding the provision of additional services to the company. The Audit Committee reports regularly to our board of directors on the exercise of its functions. It informs our board of directors about all areas in which action or improvement is necessary in its opinion and produces recommendations concerning the necessary steps that need to be taken. The audit review and the reporting on that review cover us and our subsidiaries as a whole. The members of the Audit Committee are entitled to receive all information which they need for the performance of their function, from our board of directors, executive management team and employees. Every member of the Audit Committee shall exercise this right in consultation with the chairman of the Audit Committee.

Our Audit Committee’s duties and responsibilities to carry out its purposes include, among others: our financial reporting, internal controls and risk management, and our internal and external audit process. These tasks are further described in the Audit Committee charter as set out in our corporate governance charter and in Article 526bis of the Belgian Company Code.

The Audit Committee holds a minimum of four meetings a year.

Nomination and Remuneration Committee

Our Nomination and Remuneration Committee consists of four members: Michel Lussier (Chairman), Chris Buyse, Rudy Dekeyser and Hanspeter Spek.

Our board of directors has determined that all members of the Nomination and Remuneration Committee are independent under the applicable rules of the NASDAQ Stock Market.

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

D. Employees

As of December 31, 2016, we employed 78.60 full-time equivalent (incl. 6.6 part-time employees) and 6 senior managers. Twenty-one of our employees have either an M.D. or a Ph.D. We have never had a work stoppage, and none of our employees is represented by a labor organization or under any collective-bargaining arrangements. We consider our employee relations to be good.

A split of our employees by main department and geography for the years ended December 31, 2016, 2015 and 2014 was as follows:

	At end of December
	2014	2015	2016
By function:
Clinical & Regulatory, IP, Marketing	9	11	15
Research & Development	13	19	29
Manufacturing /Quality	49	42	31
General Administration	11	16	13
Total	82	88	88

By Geography:
Belgium	81	85	83
United States	1	3	5
Total	82	88	88

E. Share Ownership

For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The committee’s tasks are further described in the Nomination and Remuneration Committee charter as set out in our corporate governance charter and Article 526quater of the Belgian Company Code.

A. Major shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2017 for:

•	each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares;

•	each member of our board of directors;

•	each member of our executive management team; and

•	all members of our board of directors and executive management team as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The percentage ownership information shown in the table is based upon 9,520,853 ordinary shares outstanding as of February 28, 2017.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to warrants held by that person that are immediately exercisable. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders. Except as otherwise indicated in the table below, addresses of the directors, members of the executive management team and named beneficial owners are in care of Rue Edouard Belin 2, 1435 Mont-Saint-Guibert, Belgium.

NAME OF BENEFICIAL OWNER	SHARES BENEFICIALLTY OWNED ON
5%Shareholders	Number	Percentage
TOLEFI SA [1]	2,267,844	23.82%
Directors and Members of the Executive Management Team
Michel Lussier	155,870 Shares 8,000 ADR	1.72%
Christian Homsy [2]/LSS Consulting SPRL	122,000 shares 3,000 ADR	1.31%
Patrick Jeanmart	62,000	0.65%
Jean-Pierre Latere	20,000	0.21%
All directors and executive officers as a group.	2,638,714	27.72%

[1]	TOLEFI SA is represented by its permanent representative, Serge Goblet.
[2]	Includes 8,000 shares held by Karim Homsy, Mr. Homsy’s son, 6,000 shares held by Bastian Homsy, Mr. Homsy’s son, and 8,000 shares held by Benjamin Homsy, Mr. Homsy’s son.

Each of our shareholders is entitled to one vote per ordinary share. None of the holders of our shares will have different voting rights from other holders of shares after the closing of the global offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of January 31, 2017, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, we estimate that approximately 5.44% of our outstanding ordinary shares were held in the United States by 1 registered holder of record. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B. Related Party Transactions.

Since January 1, 2016, we have engaged in the following transactions with our directors, executive officers and holders of more than five percent (5%) of our outstanding voting securities and their affiliates, which we refer to as our related-parties.

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

This service agreement was terminated on April 30, 2016. The total annual services fee paid by us to BMS was EUR 299,000 EUR in 2015 and EUR 98,984 in 2016.

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

David Gilham

On September 12, 2016, we entered into an employment agreement with Mr. David Gilham, our Vice President research and development, with an effective date as of September 12, 2016. Pursuant to this agreement, Mr. Gilham is entitled to an annual base salary and is also eligible to receive a bonus capped at 30% of his annual compensation, determined in full discretion by the board of directors on the basis of the Mr. Gilham performance and our overall performance. Mr. Gilham is also eligible to receive warrants.

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

Jean-Pierre Latere

On December 7, 2015, we entered into a management services agreement with KNCL SPRL, represented by Jean-Pierre Latere, our Chief Operating Officer. Under this agreement, Mr. Latere is entitled to an annual base fee. Mr. Latere is also eligible for a bonus capped at 30% of his annual base fee, determined in full discretion by the board of directors on the basis of Mr. Latere’s performance and our overall performance.

Philippe Dechamps

On May 20, 2016, we entered into a management services agreement with NandaDevi SPRL, represented by Philippe Dechamps, our Chief Legal Officer. Under this agreement, Mr. Dechamps is entitled to an annual base fee. Mr. Dechamps is also eligible for a bonus capped at 30% of his annual base fee, determined in full discretion by the board of directors on the basis of Mr. Dechamps’s performance and our overall performance.

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

Indemnification Agreements

In connection with the global offering, we entered into indemnification agreements with each of our directors and members of our executive management team. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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

Pursuant the terms of the new license agreement executed in August 2015, Celyad SA sold all of its shares on Cardio3 BioSciences Asia to Medisun for €1. Cardio3 BioSciences Asia was deconsolidated from the Group financial statements as of June 30, 2015.

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

C. Interest of Experts and Counsel

Not applicable.

ITEM 8	Financial Information

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

ITEM 9	THE OFFER and LISTING

A. Offer and Listing Details

The ADS have been listed on NASDAQ under the symbol “CYAD” since June 19, 2015. Prior to that date, there was no public trading market for ADSs. Our ordinary shares have been trading on Euronext Brussels and Euronext Paris under the symbol “CYAD” since July 5, 2013. Prior to that date, there was no public trading market for ADSs or our ordinary shares. The following tables set forth for the periods indicated the reported high and low sale prices per ADS in U.S. dollars and per ordinary share on Euronext Brussels in euros.

Euronext Brussels

Period	High	Low
Annual
2015	€70.95	€30.50
2016	€52.89	€14.82
Quarterly
First Quarter 2015	€47.85	€33.61
Second Quarter 2015	€70.95	€43.54
Third Quarter 2015	€57.98	€33.62
Fourth Quarter 2015	€49.45	€30.50
First Quarter 2016	€47.55	€29.51
Second Quarter 2016	€52.89	€21.80
Third Quarter 2016	€20.58	€14.82
Fourth Quarter 2016	€20.00	€14.82
Month Ended
September 2016	€20.58	€18.05
October 2016	€20.00	€14.82
November 2016	€19.90	€14.90
December 2016	€19.30	€17.01
January 2017	€23.25	€17.66
February 2017	€21.12	€19.00

Nasdaq Listing:

Period Ceylad ADS Ticker “CYAD”	High (USD$)	Low (USD$)

Annual 2015	$67.94	$33.84
Annual 2016	$58.66	$16.69
Third Quarter 2015	$62.00	$37.00
Fourth Quarter 2015	$54.90	$33.84
First Quarter 2016	$54.58	$33.46
Second Quarter 2016	$58.66	$24.98
Third Quarter 2016	$27.05	$20.12
Fourth Quarter 2016	$24.00	$16.69
January 2016	$54.58	$33.50
February 2016	$38.88	$33.46
March 2016	$48.30	$42.31
April 2016	$49.78	$44.50
May 2016	$53.66	$48.20
June 2016	$58.66	$24.98
July 2016	$26.59	$24.20
August 2016	$27.05	$22.00
September 2016	$23.59	$20.12
October 2016	$25.00	$17.10
November 2016	$24.00	$16.69
December 2016	$20.59	$17.76
January 2017	$24.01	$17.76
February 2017	$24.50	$19.57

On February 28, 2017, the last reported sale price of the ADSs on Nasdaq was $22.13 per ADS, and the last reported sale price of the ordinary shares on Euronext Brussels was €20.71 per share.

B. Plan of Distribution

Not applicable.

C. Markets.

The ADSs have been listed on the Nasdaq under the symbol “CYAD” since June 19, 2015 and on the Euonext Brussels and Euronext Paris under symbol CYAD (ordinary share) since July 5, 2013.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue.

Not applicable.

ITEM 10	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information set forth in our prospectus dated June 18, 2015, filed with the SEC pursuant to Rule 424(b), under the headings “Description of Share Capital—Articles of Association and Other Share Information,” “Description of Share Capital—Description of the Rights and Benefits Attached To Our Shares, “Description of Share Capital—Belgian Law” is incorporated herein by reference.

C. Material Contracts

Collaboration with ONO Pharmaceuticals Co., Ltd.

On July 11, 2016, we entered into a license and collaboration agreement with ONO Pharmaceuticals Co., Ltd., or ONO, in connection with which we granted ONO an exclusive license for the development, manufacture and commercialization of allogenic products incorporating our NKR-T cell technology in Japan, Korea and Taiwan. Under the terms of the collaboration, ONO is solely responsible for and bears all costs incurred in the research, development and commercialization of such products in its geographies. In addition, we granted ONO an exclusive option to obtain an exclusive license to develop, manufacture and commercialize autologous products incorporating our autologous CAR-T NKR-2 cell technology in Japan, Korea and Taiwan.

In consideration for the rights granted to ONO under the agreement, we received an up-front payment in the amount of 1.25 billion JPY ($12.5 million) and we are eligible to receive additional milestones for up to 30.075 billion JPY ($299 million) in development and commercial milestones. In addition, we are entitled to receive double digit royalties on nets sales of licensed products in licensed territories.

D. Exchange Controls.

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

Certain Material U.S. Federal Income Tax Considerations to U.S. Holders

The following is a summary of certain material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of ADSs by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S. holders that hold such ADSs as capital assets. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address tax considerations applicable to a holder of ADSs that may be subject to special tax rules including, without limitation, the following:

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

Further, this summary does not address the U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local, or non-U.S. tax considerations of the ownership and disposition of the ADSs.

This description is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, and the income tax treaty between Belgium and the United States, in each case as in effect and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service (the “IRS”) will not take a contrary or different position concerning the tax consequences of the ownership and disposition of the ADSs and that such a position would not be sustained. Holders should consult their own tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning, and disposing of the ADSs in their particular circumstances.

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

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds ADSs, the U.S. federal income tax consequences relating to an investment in the ADSs will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor regarding the U.S. federal income tax considerations of owning and disposing of the ADSs in its particular circumstances.

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

Persons considering an investment in the ADSs should consult their own tax advisors as to the particular tax consequences applicable to them relating to the ownership and disposition of the ADSs, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Distributions. We do not expect to make distributions with respect to the ADSs in the foreseeable future. Subject to the discussion under “Passive Foreign Investment Company Considerations,” below, the gross amount of any distribution (before reduction for any amounts withheld in respect of Belgian withholding tax) actually or constructively received by a U.S. holder with respect to ADSs generally will be taxable to the U.S. holder as a dividend to the extent of the U.S. holder’s pro rata share of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ADSs. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder has held the ADSs for more than one year as of the time such distribution is received. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Non-corporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on ADSs applicable to long term capital gains (i.e., gains from the sale of capital assets held for more than one year) applicable to qualified dividend income (as discussed below) if we are a “qualified foreign corporation” and certain other requirements (discussed below) are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ADSs which are readily tradable on an established securities market in the United States. The ADSs are currently listed ands we believe readily tradable on the NASDAQ Global Market which is an established securities market in the United States, alttough there can be no assurance that the ADSs will be readily tradable in future periods. Therefore, unless we are a PFIC in the year a dividend is paid or in the preceding year, dividends received by non-corporate U.S. holders should be taxed at the reduced rates applicable to long-term capital gains, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121 day period beginning 60 days before the ex-dividend date) and certain other requirements are met. Dividends received by a corporate U.S. holder will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders.

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

Whether we are a PFIC for any taxable year will depend on the composition of our income, including the receipt of milestones, and the projected composition and estimated fair market value of our assets in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year. The market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to fluctuate.

Based on the foregoing, we believe we were a PFIC for the 2015 taxable year and for prior taxable years, but that we likely were not a PFIC for our 2016 taxable year. It is uncertain whether we will be a PFIC in 2017 and in future taxable years based upon the expected value of our assets, including any goodwill, and the expected composition of our income and assets, however, as previously mentioned, we cannot provide any assurances regarding our PFIC status for past, current or future taxable years.

If we are a PFIC, for any taxable year in which you are a U.S. holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for the ADSs) and (b) any gain recognized on the sale or other disposition of the ADSs. Under this regime, any excess distribution and recognized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been recognized ratably over your holding period, (b) the amount deemed recognized in each year had been subject to tax in such year at the highest marginal rate for such year (other than income allocated to the current year and any taxable year before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.”

Certain elections exist that may alleviate some of the adverse consequences of PFIC status. If we were a PFIC for the 2016 taxable year, a U.S. holder may be eligible to make an election to mark-to-market the U.S. holder’s ADSs. An electing U.S. holder will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss the excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously recognized as a result of the mark-to-market election). The U.S. holder’s tax basis in the ADSs will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). Gain or loss recognized on the sale or other disposition of ADSs in a year when we are not a PFIC will be a capital gain or loss. The mark-to-market election is available only if we are a PFIC and the ADSs are “regularly traded” on a “qualified exchange.” The ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principal purposes the meeting of the trading requirement as disregarded). The NASDAQ Global Market is a qualified exchange for this purpose.

We do not currently intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we are treated as a PFIC for any taxable year.

If we are determined to be a PFIC for any taxable year included in the holding period a U.S. holder, such holder may be subject to adverse tax consequences. U.S. holders should consult their tax advisors to determine whether any of these elections, or other elections for current or past taxable years, may be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

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

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their own tax advisers with respect to the ownership and disposition of the ADSs, the consequences to them of an investment in a PFIC, any elections available with respect to the ADSs and the IRS information reporting obligations with respect to the ownership and disposition of the ADSs.

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

Dividend Withholding Tax

As a general rule, a withholding tax of 30% is levied on the gross amount of dividends paid on the ordinary shares represented by the ADSs, subject to such relief as may be available under applicable domestic or tax treaty provisions.

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

In case of a redemption by us of our own shares represented by ADSs, the redemption distribution (after deduction of the portion of fiscal capital represented by the redeemed shares) will be treated as a dividend which in principle is subject to the withholding tax of 30%, subject to such relief as may be available under applicable domestic or tax treaty provisions. In case of a liquidation of our company, any amounts distributed in excess of the fiscal capital will also be treated as a dividend, and will in principle be subject to a 30% withholding tax, subject to such relief as may be available under applicable domestic or tax treaty provisions.

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

Capital gains realized on ADSs by a corporate Holder who is not a Qualifying Holder are generally not subject to taxation in Belgium unless such Holder is acting through a Belgian establishment to which the ADSs are effectively connected (in which case a 33.99%, 25.75%, 0.412% or 0% tax on the capital gain may apply, depending on the particular circumstances, taking into account that different rates may apply if the establishment qualifies as a small enterprise). Capital losses are generally not tax deductible.

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

Belgian Tax on Stock Exchange Transactions

A stock market tax is normally levied on the purchase and the sale and on any other acquisition and transfer for consideration of ADSs on the secondary market, so-called ‘‘secondary market transactions”, (i) if executed through a professional intermediary established in Belgium, or . (ii) deemed to be executed in Belgium, which is the case if the order is directly or indirectly made to a professional intermediary established outside of Belgium, either by private individuals with habitual residence in Belgium, or legal entities for the account of their seat or establishment in Belgium.’’ The tax is due from the transferor and the transferee separately. The applicable rate amounts to 0.27% of the consideration paid but with a cap of 1,600 euros per transaction and per party.

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

Proposed Financial Transactions Tax

The European Commission has published a proposal for a Directive for a common financial transactions tax, or FTT, in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia, or collectively, the Participating Member States. However, Estonia has since stated that it will not participate, and it is unclear whether Belgium will participate.

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

The proposal currently stipulates that once the FTT enters into force, the participating Member States shall not maintain or introduce taxes on financial transactions other than the FTT (or VAT as provided in the Council Directive 2006/112/EC on the common system of value added tax). For Belgium, the tax on stock exchange transactions should thus be abolished once the FTT enters into force. The proposal is still subject to negotiation between the participating Member States and therefore may be changed at any time.

Prospective Holders of ADSs are advised to seek their own professional advice in relation to the FTT.

F. Dividends and Paying Agents

Not applicable

G. Statement by Experts.

Not applicable

H. Documents on Display.

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

I. Subsidiary Information.

Not applicable

ITEM 11	Quantitative and Qualitative Disclosures About Market Risk.

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

We have not established any formal practice to manage the foreign exchange risk against our functional currency. As of December 31, 2016, we had no trade receivables denominated in USD and had trade payables denominated in USD of $2.95 million.

Foreign exchange rate movements had no material effect on our results for the years ended December 31, 2016, 2015 and 2014. Because of our growing activities in the United States, the foreign exchange risk may increase in the future.

In 2016, the percentage of our total costs expressed in $ represented 29.4% or $11.5 million. In the same period of 2015, it was ~17% or $7.5 million. In 2017, the part of the $ expressed costs will increase due to the establishing of the US team & offices as well as the large part of CAR-T NKR-2 clinical studies to be initiated in the US.

Liquidity risk

Based on our current operating plans, we believe that the anticipated net proceeds of the global offering, together with our existing cash and cash equivalents and short term investments, will be sufficient to fund our operations until mid 2019.

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

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of (1) the last day of the fiscal year in which we have more than $1.0 billion in annual revenue; (2) the date we are qualified as a “large accelerated filer,” with at least $700 million of equity securities; (3) the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities held by non-affiliates; and (4) December 31, 2020. We may choose to take advantage of some but not all of these exemptions. For example, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Given that we currently report and expect to continue to report under IFRS as issued by the IASB, we have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB. We have taken advantage of reduced reporting requirements in this Annual Report. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

ITEM 12	Description of Securities Other than Equity Securities

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

Fees and Charges

Pursuant to the terms of the deposit agreement, the holders of ADSs will be required to pay the following fees:

Service	Fees
• Issuance of ADSs upon deposit of shares (excluding issuances as a result of distributions of shares)	Up to U.S. 5¢ per ADS issued

• Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled

• Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held

• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares)	Up to U.S. 5¢ per ADS held

• ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary

As an ADS holder you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•	the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•	the expenses and charges incurred by the depositary in the conversion of foreign currency;

•	the fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and

•	the fees and expenses incurred by the depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited property.

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

ITEM 13	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14	Material Modifications to the Rights of Security Holders and Use of Proceeds.

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

We did not raise additional dilutive funding in 2016.

ITEM 15	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures as such term is defined in Rules 13(a)-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Disclosure controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives.

Our chief executive officer (principal executive officer) and chief financial officer (principal financial officer) have carried out an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2016. Based on that evaluation, our chief executive officer (principal executive officer) and chief financial officer (principal financial officer) concluded that our disclosure controls and procedures were not effective as of December 31, 2016 at the reasonable assurance level due to the fact that material weaknesses described below under “Management’s Annual Report on Internal Control over Financial Reporting” continued to exist at December 31, 2016, as discussed below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles.

Under the supervision and with the participation of our management, including our chief executive officer (principal executive officer) and chief financial officer (principal financial officer), we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2016 based on the guidelines established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis

Management identified a material weakness as of December 31, 2016 related to the failure of maintain an adequate segregation of duties with respect to internal control over financial reporting and payroll processing. We have limited accounting personnel with the appropriate level of accounting and payroll knowledge, experience, and training commensurate with our financial reporting requirements to enable effective and proper segregation of duties to allow for appropriate monitoring of financial reporting matters and internal control over financial reporting. These control deficiencies did not result in material adjustments to the financial statements, however there is a reasonable possibility that a material misstatement of the annual financial statements would not have been prevented or detected on a timely basis due to the failure to design and implement appropriate segregation of duty controls. As a result of the material weaknesses described above, we have concluded our internal control over financial reporting was not effective at December 31, 2016.

Notwithstanding this material weakness and management’s assessment that internal control over financial reporting was ineffective as of December 31, 2016, our management, including our chief executive officer (principal executive officer) and chief financial officer (principal financial officer), believes that the consolidated financial statements contained in this Annual Report on Form 20-F present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS.

Management’s Plan for Remediation

With the oversight of senior management and our Audit Committee, we continue to evaluate our internal control over financial reporting and are taking several remedial actions to address the material weakness that has been identified:

•	We have hired, and are hiring, additional accounting, finance and legal staff, who have significant external reporting experience and experience with establishing appropriate financial reporting policies and procedures, to provide more resources to support, design and implement effective internal controls over financial reporting.

•	Management believes that hiring additional qualified personnel will improve our overall system of internal controls over financial reporting and will fully remediate this material weakness, which was partially remediated as of December 31, 2016.

•	We have engaged an external professional advisor with sufficient technical accounting expertise to assist us in the implementation and evaluation of internal controls over financial reporting and segregating duties amongst accounting personnel.

Attestation Report of the Registered Public Accounting Firm

Because we qualify as an emerging growth company under the JOBS Act, this Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting as required by Section 404(b) of the Sarbanes Oxley Act of 2002. This report is included on page F-3 of this Form 20-F and is incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

There were changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

The Group has worked in 2016 with an independent firm to better define, formalize and upgrade our internal controls and processes with the goal of being compliant with the SOX regulation by end of 2016. Under the supervision of the Company’s management, an independent firm tested our internal controls and processes respectively in September 2016 and January 2017 in light of the SOX regulation. No additional material weaknesses were identified other than those related to the segregation of duties. Management will be addressing the recommendations of the independent firm in view of a continuous improvement of our processes.

Limitations on Effectiveness of Controls and Procedures

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

ITEM 16	Reserved

ITEM 16A.	Audit Committees - Financial Expert

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

ITEM 16B	Code of Business and Ethics

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

ITEM 16C	Principal Accountant Fees and Services.

PwC Reviseurs d’Entreprises sccrl has been our Auditor since 05/05/2014 as decided by the Annual General Assembly. Ernst & Young served as auditor of the Company since inception until 05/05/2014. Hereunder the fees billed by our Auditors for the last three years: In 2014, are included E&Y Auditors for an amount of 20K€.

	Year Ended December 31,
	2016	2015
	(euro in thousands)
Audit Fees	127	139
Audit-Related Fees	10	519
Tax Fees	—
Other Fees	4	19
Total	141	677

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

ITEM 16D	Exemptions from the Listing Standards for Audit Committees

Not applicable

ITEM 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

ITEM 16F	Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16G	Corporate Governance

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

Additionally, Jean-Marc Heynderickx was appointed as a director on January 31, 2013 for a duration of six years, which is in excess of the maximum duration of four years for a director’s mandate provided by the Belgian Corporate Governance Code. This appointment was done at a time when the Corporate Governance Code was not applicable to us. In the future, we will ensure that no director’s mandate will exceed the maximum duration of four years as provided by the Corporate Governance Code. Jean-Marc Heynderickx resigned from his mandate of director on August 21, 2015.

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

•	Independent Director Majority on Board/Meetings. NASDAQ Stock Market Listing Rules 5605(b)(1) and (2) require that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present. We are not required under Belgian law to have more than two independent directors on our board of directors. However, our articles of association provide that our board of directors must be comprised of at least three directors, of which, pursuant to our corporate governance charter, at least three directors must be independent directors under Belgian law. We do not intend to require our independent directors to meet separately from the full board of directors on a regular basis or at all although the board of directors is supportive of its independent members voluntarily arranging to meet separately from the other members of our board of directors when and if they wish to do so.

ITEM 16H	Mine Safety Disclosure

Not applicable

PART III

ITEM 17	Financial Statements.

See pages F-1 to F-49

ITEM 18	FINANCIAL STATEMENT

Not applicable.

ITEM 19	Exhibits

The Exhibits listed in the Exhibit Index at the end of this Annual Report on Form 20-F are filed as Exhibits to this Annual Report on Form 20-F.

Report of PWC

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders of Celyad SA:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholder’s equity and of cash flows present fairly, in all material respects, the financial position of Celyad SA and its subsidiaries at 31 December 2016 and 31 December 2015, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Liège, Belgium

April 4, 2017

PricewaterhouseCoopers Reviseurs d’Entreprises sccrl

Represented by

/s/ Patrick Mortroux

STATEMENTS OF CONSOLIDATED FINANCIAL POSITION

(€‘000)	For the year ended 31 December
	2016	2015
NON-CURRENT ASSETS	53,440	50,105
Intangible assets	49,566	48,789
Property, Plant and Equipment	3,563	1,136
Other non-current assets	311	180
CURRENT ASSETS	85,367	109,419
Trade and Other Receivables	1,359	549
Grants receivables	—	104
Other current assets	1,420	1,254
Short term investments	34,230	7,338
Cash and cash equivalents	48,357	100,175

TOTAL ASSETS	138,806	159,525

EQUITY	90,885	111,473
Share Capital	32,571	32,571
Share premium	158,010	158,010
Other reserves	24,329	21,205
Retained loss	(124,026)	(100,313)
NON-CURRENT LIABILITIES	36,646	36,562
Bank loans	536
Finance leases	381	427
Advances repayable	7,330	10,484
Contingent liabilities	28,179	25,529
Other Post employment benefits	204	121
Other non current liabilities	16
CURRENT LIABILITIES	11,275	11,490
Bank loans	207
Finance leases	354	248
Advances repayable	1,108	898
Trade payables	8,098	8,576
Other current liabilities	1,508	1,768

TOTAL EQUITY AND LIABILITIES	138,806	159,525

STATEMENTS OF CONSOLIDATED INCOME (LOSS)

(€‘000)		For the 12 months period ended 31 December
	2016	2015	2014
Revenue	8,523	3	146
Cost of Sales	(53)	(1)	(115)
Gross profit	8,471	2	31
Research and Development expenses	(27,675)	(22,766)	(15,865)
General and administrative expenses	(9,744)	(7,230)	(5,016)
Other operating income	3,340	322	4,413
Operating Loss	(25,609)	(29,672)	(16,437)
Financial income	2,204	542	277
Financial expenses	(207)	(236)	(41)
Share of Loss of investment accounted for using the equity method	—	252	(252)

Loss before taxes	(23,612)	(29,114)	(16,453)
Income taxes	6	—	—

Loss for the year	(23,606)	(29,114)	(16,453)

Weighted average number of outstanding shares	9,313,603	8,481,583	6,750,383

Losses per share (in €) [1]	(2.53)	(3.43)	(2.44)
Basic and diluted	(2.53)	(3.43)	(2.44)

[1]	Basic and diluted net loss per share is the same in these periods because outstanding warrants would be anti-dilutive due to our net loss in these periods.

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

(€‘000)	For the 12 months period ended 31 December
	2016	2015	2014
Loss for the year	(23,606)	(29,114)	(16,453)

Other comprehensive Income
Items that will not be reclassified to profit and loss	(107)	16	(154)
Remeasurements of post employment benefit obligations, net of tax	(107)	16	(154)
Items that may be subsequently reclassified to profit or loss	277	485	(10)
Currency translation differences	277	485	(10)
Other comprehensive loss for the year, net of tax	170	501	(164)

Total comprehensive loss for the year	(23,436)	(28,613)	(16,617)

Total Comprehensive loss for the year attributable to Equity Holders	(23,436)	(28,613)	(16,617)

STATEMENT OF CONSOLIDATED CASH FLOWS

(€‘000)	For the year ended 31 December
	2016	2015	2014
Cash Flow from operations activities
Net Loss for the year	(23,606)	(29,114)	(16,453)
Non-cash adjustments
Depreciation	760	273	193
Amortization	756	760	677
Post Employment Benefit	(24)	(45)	28
Share of loss in company consol. under equity method	—	—	252
Deconsolidation of. CELYAD Asia Ltd.	—	60	(312)
Change in fair value valuation of Contingent liabilities	1,633	—	—
Change in fair value valuation of RCA’s	(2,154)	(84)	—
Reversal provision for reimbursement RCAs	—	—	(507)
Proceeds of grants and advances	(3,003)	(1,647)	(2,418)
Currency translation adjustment	(144)	(21)	—
Share-based payments	2,847	795	1,098
Change in working capital
Trade receivables, other receivables	(1,018)	653	(2,048)
Trade payables, other payable and accruals	(740)	1,066	2,076
Net cash (used in)/from operations	(24,692)	(27,303)	(17,414)

Cash Flow from investing activities
Acquisitions of Property, Plant & Equipment	(1,687)	(811)	(590)
Acquisitions of Intangible assets	(95)	(27)	(50)
Disposals of fixed assets	78	—	—
Acquisition of short term investment	(34,230)	(5,000)	372
Proceeds from Short Term Investments	7,388	333	—
Acquisition of Corquest Medical Inc	—	—	(1,500)
Acquisition of Oncyte LLC	—	(5,186)	—
Acquisition of BMS SA	(1,560)	—	—
Net cash used in investing activities	(30,157)	(10,691)	(1,768)

Cash flows from financing activities
Proceeds from borrowings	1,165	451	444
Repayments of finance leases	(399)	(188)	(138)
Proceeds from issuance of shares and exercise of warrants	—	109,154	25,305
Proceeds from RCAs & other grants	3,107	1,647	2,418
Repayment of advances	(842)	(529)	(272)
Net cash from financing activities	3,031	110,535	27,757
Net cash and cash equivalents at beginning of the period	100,174	27,633	19,058
Change in net cash and cash equivalents	(51,818)	72,542	8,575
Net cash and cash equivalents at the end of the period	48,357	100,175	27,633

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDER’s EQUITY

(€‘000)	Share capital	Share premium	Other reserves	Retained loss	Total Equity
Balance as of 1st January 2014	22,138	30,474	18,894	(54,608)	16,898

Capital increase in cash	1,989	23,011			25,000
Exercise of warrants	488	500			988
Share-based payments		429	1,098		1,527
Transaction costs associated with capital increases		(1,112)			(1,112)
Total transactions with owners, recognized directly in equity	2,477	22,828	1,098		26,403

Loss for the year				(16,453)	(16,453)
Currency Translation differences			(10)		(10)
Remeasurements of defined benefit obligation				(154)	(154)
Total comprehensive gain/(loss) for the year			(10)	(16,607)	(16,617)

Balance as of 1st January 2015	24.615	53.302	19.982	(71.215)	26.684

Capital increase in cash	7,607	112,104			119,711
Capital increase (Acquisition Oncyte)	326	3,126			3,452
Exercise of warrants	23	196			219
Share-based payments		59	736		795
Transaction costs associated with capital increases		(10,776)			(10,776)
Total transactions with owners, recognized directly in equity	7,956	104,709	736	0	113,401

Loss for the year				(29,114)	(29,114)
Currency Translation differences			487		487
Remeasurements of defined benefit obligation				16	16
Total comprehensive gain/(loss) for the year			487	(29,098)	(28,611)

Balance as of 1st January 2016	32,571	158,010	21,205	(100,313)	111,473

Capital increase in cash
Capital increase (Acquisition Oncyte)
Exercise of warrants
Share-based payments			2,848		2,848
Transaction costs associated with capital increases
Total transactions with owners, recognized directly in equity	—	—	2,848	—	2,848

Loss for the year				(23,606)	(23,606)
Currency Translation differences			277		277
Remeasurements of defined benefit obligation				(107)	(107)
Total comprehensive gain/(loss) for the year	—	—	277	(23,713)	(23,436)

Balance as of 31 December 2016	32.571	158,010	24,330	(124,026)	90,885

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1: The Company

Celyad SA (“the Company”) and its subsidiaries (together, “the Group”) is a biopharmaceutical company, specialized in cell therapy, that is developing landmark technologies aimed at treating severe diseases with poor prognosis. Our scientific approach is inspired by the natural mechanisms that are used by the body to fight disease.

The group has four fully owned subsidiaries located in Belgium, Biological Manufacturing Services SA , and in the United States, Celyad Inc, Corquest Medical Inc and OnCyte LLC. OnCyte LLC. Biological Manufacturing Services SA was acquired in May 2016.

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

These consolidated financial statements of Celyad for the twelve months ended 31 December 2016 (the ‘Period’) include Celyad SA and its subsidiaries. These statements were approved by the Board of Directors on [17 March 2017]. These statements were audited by PwC Reviseurs d’Entreprise SCCRL, the statutory auditor of the Company.

Note 2: General information and Statement of Compliance

The significant accounting policies used for preparing the consolidated financial statements are explained here below.

The consolidated financial statements have been prepared on a historical cost basis. The consolidated financial statements have been approved for issue by the Board of Directors of Celyad on 17 March 2017.

The consolidated financial statements are presented in euro and all values are presented in thousands (€000) except when otherwise indicated.

Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRS Interpretations Committee (IFRS IC) interpretations applicable to companies reporting under IFRS, as adopted by the IASB. These standards have been endorsed by the European Union.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity are areas where assumptions and estimates are significant to the financial statements. They are disclosed in Note 5.

Changes to accounting standards and interpretations

The following interpretation and amendments to standards are mandatory for the first time for the financial year beginning 1 January 2016:

•	Amendment to IAS 16 ‘Property, plant and equipment’ and IAS 38 ‘Intangible assets’ on depreciation and amortization, effective for annual periods beginning on or after 1 January 2016. In this amendment the IASB has clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB has also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset.

•	Amendments to IAS 27 ‘Separate financial statements’ on the equity method, effective for annual periods beginning on or after 1 January 2016. These amendments allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements.

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

•	Amendment to IAS 19, ‘Employee benefits’, on defined benefit plans (effective 1 July 2014 and endorsed for 1 February 2015). These narrow scope amendments apply to contributions from employees or third parties to defined benefit plans. The objective of the amendments is to simplify the accounting for contributions that are independent of the number of years of employee service, for example, employee contributions that are calculated according to a fixed percentage of salary

•	Annual improvements 2010-2012 (effective 1 July 2014 and endorsed for 1 February 2015). These amendments include changes from the 2010-12 cycle of the annual improvements project, that affect 7 standards: IFRS 2, ‘Share-based payment’, IFRS 3, ‘Business Combinations’, IFRS 8, ‘Operating segments’, IFRS 13, ‘Fair value measurement’, IAS 16, ‘Property, plant and equipment’, and IAS 38, ‘Intangible assets’, Consequential amendments to IFRS 9, ‘Financial instruments’, IAS 37, ‘Provisions, contingent liabilities and contingent assets’, and IAS 39, Financial instruments – Recognition and measurement’.

•	Annual improvements 2012-2014 (effective and endorsed for 1 January 2016). These set of amendments impacts 4 standards: IFRS 5, ‘Non-current assets held for sale and discontinued operations’ regarding methods of disposal; IFRS 7, ‘Financial instruments: Disclosures’, (with consequential amendments to IFRS 1) regarding servicing contracts; IAS 19, ‘Employee benefits’ regarding discount rates; IAS 34, ‘Interim financial reporting’ regarding disclosure of information.

•	Amendments to IFRS 10 ‘Consolidated financial statements’, IFRS 12 ‘Disclosure of interests in other entities’ and IAS 28, ‘Investments in associates and joint ventures’, effective for annual periods beginning on or after 1 January 2016. These amendments clarify the application of the consolidation exception for investment entities and their subsidiaries.

The following new standards and amendments to standards have been issued, but are not mandatory for the first time for the financial year beginning 1 January 2016 and have been endorsed by the European Union:

•	IFRS 15 ‘Revenue from contracts with customers’. The standard will improve comparability of the top line in financial statements globally. Companies using IFRS will be required to apply the revenue standard for annual periods beginning on or after 1 January 2018, subject to EU endorsement.

•	IFRS 9 ‘Financial instruments’, effective for annual periods beginning on or after 1 January 2018. The standard addresses the classification, measurement, derecognition of financial assets and financial liabilities and general hedge accounting.

The following new standards and amendments to standards have been issued, but are not mandatory for the first time for the financial year beginning 1 January 2016 and have not been endorsed by the European Union:

•	IFRS 16 ’Leases’. This standard replaces the current guidance in IAS 17 and is a far reaching change in accounting by lessees in particular. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 requires lessees to recognise a lease liability reflecting future lease payments and a ‘right-of-use asset’ for virtually all lease contracts. For lessors, the accounting stays almost the same. However, as the IASB has updated the guidance on the definition of a lease (as well as the guidance on the combination and separation of contracts), lessors will also be affected by the new standard. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

•	Amendments to IFRS 10, ‘Consolidated financial statements’ and IAS 28,‘Investments in associates and joint ventures’, for which the effective date still has to be determined. These amendments address an inconsistency between the requirements in IFRS 10 and those in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognised when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognised when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary.

•	Amendments to IAS 12,‘Income taxes’ on Recognition of deferred tax assets for unrealised losses (effective 1 January 2017). These amendments on the recognition of deferred tax assets for unrealised losses clarify how to account for deferred tax assets related to debt instruments measured at fair value.

•	Amendments to IAS 7, Statement of cash flows (effective 1 January 2017). These amendments to IAS 7 introduce an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendment is part of the IASB’s Disclosure Initiative, which continues to explore how financial statement disclosure can be improved.

•	Amendments to IFRS 15, ‘Revenue from contracts with customers’—Clarifications (effective 1 January 2018). These amendments compromise clarification guidance on identifying performance obligations, accounting for licences of intellectual property and the principle versus agent assessment. The amendment also includes more illustrative examples.

•	Amendments to IFRS 2: Share-based payments (effective 1 January 2018): The amendment clarifies the measurement basis for cash-settled payments and the accounting for modifications that change an award from cash settled to equity settled. It also introduces an exception to the principles in IFRS 2 that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment and pay the amount to the tax authorities.

•	Annual improvements 2014-2016. This set of amendments impacts 3 standards: IFRS 1 ‘First-time adoption of International Financial Reporting Standards’ regarding short-term exemptions for first-time adopters (effective 1 January 2018), IFRS 12 ‘ Disclosure of interests in other entities’ regarding the scope of the Standard (effective 1 January 2017), and IAS 28 ‘Investments in associates and joint ventures’ regarding measuring an associate or joint venture at fair value (effective 1 January 2018).

•	IFRIC 22 ‘Foreign currency transactions and advance considerations’ (effective 1 January 2018). This Interpretation addresses how to determine the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income on the derecognition of a non-monetary asset or liability arising from the payment or receipt of advance consideration in a foreign currency.

Going concern

The Group is pursuing a strategy to develop therapies to treat unmet medical needs in both cardiology and oncology. Management has prepared detailed budgets and cash flow forecasts for the years 2016 and 2017. These forecasts reflect the strategy of the Group and include significant expenses and cash outflows in relation to the development of selected research programs and products candidates.

Based on its current scope of activities, the Group estimates its cash position as of 31 December 2016 (including short term investments) is sufficient to cover its cash requirements until mid of 2019, therefore until the readout of the CAR-T NKR-2 T-cells THINK trial. After due consideration of the above, the Board of Directors determined that management has an appropriate basis to conclude on the continuity over the next 12 months of the Group’s business and hence it is appropriate to prepare the financial statements on a going concern basis.

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

Foreign currency exchange gains and losses arising from settling foreign currency transactions and from the retranslation of monetary assets and liabilities denominated in foreign currencies at the reporting date are recognised in the income statement.

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

Income and expenses for each income statement are translated at average exchange rate (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

All resulting exchange differences are recognized in other comprehensive income.

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

For 2016 and 2015, sales generated by the Group are associated with C-Cathez, its proprietary catheter, and are marginal compared to its operating expenses. In 2016, the group recognized the non refundable payment received from ONO Pharmaceuticals associated to the License Agreement executed in July 2016.

Licensing revenues

The license agreement with ONO contracted in July 2016 includes non-refundable upfront fees, milestone payments (the receipt of which is dependent upon the achievement of certain clinical, regulatory or commercial milestones), royalties on sales and sales milestones. The revenue recognition policies can be summarized as follows:

Upfront payments

Non-refundable upfront payments received in connection with research and development collaboration agreements and for which there are subsequent deliverables are initially reported as deferred income and are recognized as revenue when earned over the period of the development collaboration. However, when non-refundable upfront payments are received without further performance obligations, these are recognized when they become receivable

Milestone payments

Research milestone payments are recognized as revenues when achieved. In addition, the payments have to be acquired irrevocably and the milestone payment amount needs to be substantive and commensurate with the magnitude of the related achievement. Milestone payments that are not substantive, not commensurate or that are not irrevocable are recorded as deferred revenue. Revenue from these activities can vary significantly from period to period due to the timing of milestones.

Other operating income

The Group’s current operating income is generated from (i) government grants received from the European Commission under the Seventh Framework Program (“FP7”) and (ii) government grants received from the Regional government (“Walloon Region” or “Region”) in the form of recoverable cash advances (RCAs).

Government Grant

Government grants are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Once a government grant is recognized, any related contingent liability (or contingent asset) is treated in accordance with IAS 39/IFRS9.

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

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

At the end of the research phase, the Group should within a period of six months decide whether or not to exploit the results of the research phase (decision phase). The exploitation phase may have a duration of up to 10 years. In the event the Group decides to exploit the results under an RCA, the relevant RCA becomes contingently refundable.

In early 2016, the IFRS IC has concluded that contingently repayable cash received from a government to finance a research and development (R&D) project is a financial liability under IAS 39 ’Financial Instruments: Recognition and Measurement’. The liability should be initially recognized at fair value and any difference between, the cash received and the fair value of the liability should be considered as a government grant, accounted for under IAS 20, ‘Government Grants’

When the Group does not exploit (or does not continue to exploit) the results under an RCA, it has to notify the Region of this decision. This decision is of the sole responsibility of the Group. The RCA associated to the decision does not become refundable (respectively is no longer refundable as of the calendar year after such decision), and the rights related to such results will be transferred to the Region. Also when the Group decides to renounce to its rights to patents which may result from the research, title to such patents will be transferred to the Region.

Other government grants

The Group has received and will continue to apply grants to European (FP7) and Regional authorities. These grants are dedicated to partially finance early stage projects such as fundamental research, applied research, prototype design, etc.

As per 31 December 2016, all grants received are not associated to any conditions. As per contract, grants are paid upon submission by the Group of statement of expenses. The Company incurs project expenses first and asks for partial refunding according to the terms of the contracts.

The government grants are recognized in profit or loss on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grants are intended to compensate.

Intangible assets

Intangible assets acquired from third parties are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and accumulated impairment losses.

Internally generated intangible assets, excluding capitalised development costs (when conditions are met), are not capitalised. Expenditure is reflected in the income statement in the year in which the expenditure is incurred.

The useful life of intangible assets is assessed as finite. They are amortised over the expected useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortisation period or method, as appropriate, and are treated as changes in accounting estimates. The amortisation expense on intangible assets with finite lives is recognised in the income statement of in the expense category consistent with the function of the intangible asset.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statement when the asset is derecognised.

Goodwill

A goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognised. Goodwill is measured as a residual at the acquisition date, as the excess of the fair value of the consideration transferred and the assets and liabilities recognised (in accordance with IFRS 3).

Goodwill has an indefinite useful life and is tested for impairment at least annually or more frequently whenever events or changes in circumstances indicate that goodwill may be impaired, as set forth in IAS 36 (Impairment of Assets)

In process research and development costs

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

Research and development costs

Research costs are expensed as incurred. Development expenditures on an individual project are recognised as an intangible asset when the Group can demonstrate:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale.

•	its intention to complete the intangible asset and use or sell it.

•	its ability to use or sell the intangible asset.

•	how the intangible asset will generate probable future economic benefits. Among other things, the entity can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset.

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

For the industry in which the Group operates, the life science industry, criteria a) and d) tend to be the most difficult to achieve. Experience shows that in the Biotechnology sector technical feasibility of completing the project is met when such project completes successfully Phase III of its development. For medical devices this is usually met at the moment of CE marking.

Following initial recognition of the development expenditure as an asset, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses.

Amortisation of the asset begins when development has been completed and the asset is available for use. It is amortised over the period of expected future benefit. Amortisation is recorded in Research & Development expenses. During the period of development, the asset is tested for impairment annually.

As per 31 December 2016, only the development costs of C-Cathez are capitalized and amortized over a period of 17 years which corresponds to the period over which the intellectual property is protected.

Patents, Licences and Trademarks

Payments related to the acquisition of technology rights are capitalised as intangible assets when the two following criteria are met:

•	it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and

•	the cost of the asset can be measured reliably.

Licences for the use of intellectual property are granted for a period corresponding to the intellectual property of the assets licensed. Amortisation is calculated on a straight-line basis over this useful life.

Patents and licences are assessed for impairment whenever there is an indication these assets may be impaired. Indication of impairment is related to the value of the patent demonstrated by the preclinical and clinical results of the technology.

Software

Software only concerns acquired computer software licences. Software is capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives of three years on a straight-line basis.

Property, plant and equipment

Plant and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Repair and maintenance costs are recognised in the income statement of as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful life of the asset as follows:

•	Land and buildings: 15 to 20 years

•	Plant and equipment: 5 to 15 years

•	Laboratory equipment: 3 to 5 years

•	Furniture: 3 to 10 years

•	Leasehold improvements: 3 to 10 years (based on duration of office building lease)

An item of property, plant and equipment and any significant part initially recognised is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement when the asset is derecognised.

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

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised in the income statement.

Leased assets are depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognised as an expense in the income statement on a straight line basis over the lease term.

The Group has performed sale and leaseback transactions. If the sale and leaseback transaction results in a finance lease, any excess of sales proceeds over the carrying amount is deferred and amortised over the lease term. If the transaction results in an operating lease and the transaction occurred at fair value, any profit or loss is recognised immediately.

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

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the Group estimates the asset’s or cash-generating unit’s recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognised. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in the income statement unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase.

The Group has four cash-generating units which consist of the development and commercialization activities on its the following products, C-Cure, C-Cathez, Heart-Xs and NKR-T. Indicators of impairment used by the Group are the preclinical and clinical results obtained with the technology.

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less.

Financial assets

Classification

The Group classifies its financial assets in the following category: loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Group’s loans and receivables comprise “cash and cash equivalents”, “short-term deposits”, “trade and other receivables” and ”Deposits”.

Initial recognition and measurement

All financial assets are recognised initially at fair value plus directly attributable transaction costs.

Subsequent measurement

After initial measurement, loans and receivables are subsequently measured at amortised cost using the effective interest rate method (EIR), less impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and fee or costs that are an integral part of the EIR. The EIR amortisation is included in finance income in the income statement. The losses arising from impairment are recognised in the income statement.

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

Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganisation and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortised cost

For financial assets carried at amortised cost the Group first assesses individually whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognised are not included in a collective assessment of impairment.

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

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income in the income statement. Loans together with the associated allowance are written off when there is no realistic prospect of future recovery. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognised, the previously recognised impairment loss is increased or reduced by adjusting the allowance account. If a future write-off is later recovered, the recovery is credited to the income statement.

Financial liabilities

Classification

The Group’s financial liabilities include contingent consideration trade and other payables, bank overdrafts and loans and borrowings. The Group classifies its financial liabilities in the following category: financial liabilities measured at amortised cost using the effective interest method.

Initial recognition and measurement

All financial liabilities are recognised initially at fair value and in the case of loans and borrowings, plus directly attributable transaction costs.

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

Details regarding the valuation of the contingent consideration are disclosed in Note 14 ‘Business Combination’

Trade payables and other payables

After initial recognition, trade payables and other payables are measured at amortised cost using the effective interest method.

Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. Gains and losses are recognised in the income statement when the liabilities are derecognised.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fee or costs that are an integral part of the EIR. The EIR amortisation is included in finance expense in the income statement.

Derecognition

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in the income statement.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

On July 8, 2016, following the unsuccessful outcome of the conciliation procedure organized under Swiss laws, a Swiss company named AtonRâ Partners SA has formalized its claim against us before the Tribunal of First Instance of Geneva (Switzerland). AtonRâ Partners SA claims the payment of respectively 95.250 EUR and 300.300 USD as alleged broker intermediary commissions in the context of our fund raising of 3 March 2015 and our Initial Public Offering (IPO) on the NASDAQ on 18 June 2015. We fully contest the merits of the claim and the jurisdiction of the Tribunal as Atonrâ was not a party of the bank syndicate of these two placements. The procedure is pending and the Tribunal has not fixed the judgment date. The decision is subject to appeal in accordance with Swiss laws. No accrual is booked as of December 31, 2016 on this claim.

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

The Group has calculated the provision for employee benefit pension plans with the assistance of an independent third-party actuarial firm The calculation is based on the projected unit credit method.

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

The undiscounted amount of the benefits expected to be paid in respect of service rendered by employees in an accounting period is recognised in that period. The expected cost of short-term compensated absences is recognised as the employees render service that increases their entitlement or, in the case of non-accumulating absences, when the absences occur, and includes any additional amounts an entity expects to pay as a result of unused entitlements at the end of the period.

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

Recognition

The cost of equity-settled share-based payments is recognised, together with a corresponding increase in equity, over the period in which the service conditions are fulfilled. The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest.

The expense or credit for a period accounted for in the income statement represents the movement in cumulative expense recognised as of the beginning and end of that period.

Modification

Where the terms of an equity-settled transaction award are modified, the minimum expense recognised is the expense as if the terms had not been modified, if the original terms of the award were met. An additional expense is recognised for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

Cancellation

An equity-settled award can be cancelled with the departure of a beneficiary before the end of the vesting period, or cancelled and replaced by a new equity settled award. Where an equity-settled award is cancelled, the previously recognised expenses is offset directly in the equity of the Group and credited against the retained earnings. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph. All cancellations of equity-settled transaction awards are treated equally.

Taxes

Tax is recognised in the income statement, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

Deferred tax

Deferred tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

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

Deferred tax assets are recognised for all deductible temporary differences, carry forward of unused tax credits and unused tax losses(except if the deferred tax asset arises from the initial recognition of an asset or liability in a transaction other than a business combination and that, at the time of the transaction affects neither accounting nor taxable profit or loss), to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is not probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

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

Credit risk

Seen the limited amount of trade receivables due to the fact that sales to third parties are not significant, credit risk arises mainly from cash and cash equivalents and deposits with banks and financial institutions. The Group only works with international reputable commercial banks and financial institutions.

Foreign exchange risk

The Group is exposed to foreign exchange risk as certain collaborations or supply agreements of raw materials are denominated in USD. Moreover, the Group has also investments in foreign operations, whose net assets are exposed to foreign currency translation risk (USD). So far, because of the materiality of the exposure, the Group did not enter into any currency hedging arrangements. No sensitivity has been performed on the foreign exchange risk as up till now this risk is still considered as immaterial by the Group.

Liquidity risk

The Group monitors its risk to a shortage of funds using a recurring liquidity planning tool.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank deposit and finance leases.

The Group is exposed to liabilities and contingent liabilities as a result of the RCAs it has received from the Walloon Government. Out of the RCAs contracted as of 31 December 2016, €21.2 million has been effectively paid out.

In 2017 and 2018, the Group will have to make an exploitation decision on the remaining RCAs (Agreement 5951, 7246 and 7502) with a potential recognition of an additional liability of €4.9 million based on the contractual values.

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

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

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

Advances received from the Walloon Region: recognition of a contingent liability

Change in accounting policy - RCA accounting

Following the IFRS IC interpretation rejection regarding IAS 20 ‘Accounting for Government Grants and Disclosure for Government Assistance - Accounting for repayable cash receipt’ issued in May 2016, Celyad decided to change its accounting policy regarding its RCAs. The IFRS IC has concluded that contingently repayable cash received from a government to finance a research and development (R&D) project is a financial liability under IAS 39 ’Financial Instruments: Recognition and Measurement’. The liability should be initially recognised at fair value and any difference between, the cash received and the fair value of the liability should be considered as a government grant, accounted for under IAS 20, ‘Government Grants’.

Previously, Celyad accounted for RCAs as government grant under IAS 20 which resulted in all cash received to be recorded as operating income. A provision for cash repayable was recognised under IAS 37 when Celyad notified the Walloon Region of its decision to exploit the outcome of the research financed.

Given the clarification issued by IFRS IC, Celyad has decided to amend its accounting policy in respect of cash advance received from the Walloon Region which are now considered, at inception, as a financial liability that should be recognised in accordance with IAS 39. In that context, Celyad has also chosen the fair value option for subsequent measurement of RCAs on the basis that all RCAs financial liabilities are managed on a fair value basis.

Such change in accounting policy requires the restatement of comparative figures. In this regards, Celyad has performed the valuation of the financial liability at 31 December 2015 and at 31 December 2016 based on assumptions regarding the probability of success for respective projects that existed as at those dates without hindsight. The assumptions included the estimation of the timing and the probability of successful commercialisation of the R&D results. In accordance with the RCA agreements, the following two components were assessed when calculating estimated future cash flows:

•	30% of the initial RCA is repayable when the company exploit the outcome of the research financed, and

•	The remaining amount is repayable based on future sales milestones and the actual cash paid-out might range from 50% to 200% of the initial RCA, including interest depending on RCA agreement.

Estimated future cash flows are discounted to their present value using discount rates ranging from 1.5 % to 12.5 % that reflect relevant risks related to each cash flow at 31 December 2015 and at 31 December 2016.

The financial liability of the comparative period has been computed and found as not materially different from the previous provision recorded under IAS 37 for advances repayable as at 31 December 2015. Consequently, there is no restatement for comparative figures and a reclassification from provision to financial liability has been made.

As per this clarification paper, RCA’s should be recognised as a financial liability in accordance with IFRS9/IAS 39. The Company applied the recommended accounting treatment retrospectively as of 31 December 2015 and no material difference was observed compared to the previous accounting treatment applied by the Company. Therefore, no restatement of the consolidated financial position of the group is required as per IAS 8.

Advances received from the Walloon Region only become contingently reimbursable if the Company notifies the Region of its decision to exploit the outcome of the research program funded with the advances received. At the end of this research phase, the Group should, within a period of six months, decide whether or not to exploit the results of the research programs (‘decision phase’). In the event the Group decides to exploit the results under an RCA, the relevant RCA becomes contingently repayable to the Walloon Region and the Company determines its liability under IAS 39. When a contingent liability is recognised, estimates are required to determine the discount rate used to calculate the present value of those contingent liabilities as well as the determination of the estimated cash flows.

The reimbursements of the RCAs to the Walloon Region consist of two elements, i.e., sales-dependent reimbursements (a percentage of sales) and sales-independent reimbursements (an annual lump-sum).

Measurement of non-financial assets

Non current non financial assets are subject to impairment testing if the Group believes there are material facts of evidences that justify such measurement. Measuring the fair value of a non financial assets requires judgement and estimates by management. These estimates could change substantially over time as new facts emerge or new strategies are taken by the Group. Further details are contained in Note 7.

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

Contingent consideration provisions

The Group makes provision for the estimated fair value of contingent consideration arrangements arising from business combinations. The estimated amounts are the expected payments, determined by considering the possible scenarios of forecast sales and other performance criteria, the amount to be paid under each scenario, and the probability of each scenario, which is then discounted to a net present value. The estimates could change substantially over time as new facts emerge and each scenario develops.

Deferred Tax Assets

Deferred tax assets for unused tax losses are recognised to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgment is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and level of future taxable profits together with future tax planning strategies.

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

As per 31 December 2014 the Group was operating in one operating segment as the second segment (Immuno-oncology) resulted from the acquisition of Oncyte LLC in January 2015.

€‘000	For the year at end of 2014
	Cardiology	Corporate	Group Total
Revenue	146		146
Cost of Sales	(115)		(115)
Gross Profit	31	—	31
Research & Development expenses	(15,865)	—	(15,865)
General & Administrative expenses	—	(5,016)	(5,016)
Other operating Income & Charges	4,413	—	4,413

Operating Profit (Loss)	(11,421)	(5,016)	(16,437)

Net Financial Charges		236	236
Share of Loss of investments accounted for using the equity method		(252)	(252)
Profit (Loss) before taxes	(11,421)	(5,032)	(16,453)
Income Taxes			—

Profit (Loss) for the year 2015	(11,421)	(5,032)	(16,453)

In 2015, the management and the CODM have determined that as from 2015, there are two operating segments, respectively the cardiology segment, regrouping the Cardiopoiesis platform, the Corquest platform and C-Cathez, and the immuno-oncology segment regrouping all assets developed based on the platform acquired from Oncyte LLC.

Although the Group is currently active in Europe and in the US, no geographical financial information is currently available given the fact that the core operations are currently still in a study phase. No disaggregated information on product level or geographical level or any other level is currently existing and hence also not considered by the Board for assessing performance or allocating resources.

CODM is not reviewing assets by segments, hence no segment information per assets is disclosed. As per 31 December 2016, all of the Group non-current assets are located in Belgium, except (i) the Corquest intellectual property, valued at €1,5 million which is located in the US, (ii) the goodwill and IPRD of Oncyte also located in the US and (iii) the leasehold improvements made in the offices of Celyad Inc located in Boston, USA.

During 2015, marginal revenues were generated from external customers. All revenues generated relate to sales of C-Cathez to a limited number of customers located in the US.

€‘000	For the year at end of 2015
	Cardiology	Immuno- oncology	Corporate	Group Total
Revenue	3			3
Cost of Sales	(1)			(1)
Gross Profit	2	—	—	2
Research & Development expenses	(20,634)	(2,132)		(22,766)
General & Administrative expenses	—	—	(7,230)	(7,230)
Other operating Income & Charges	218	104		322

Operating Profit (Loss)	(20,414)	(2,028)	(7,230)	(29,672)

Net Financial Charges	—	—	306	306
Share of Loss of investments accounted for using the equity method	—	—	252	252
Profit (Loss) before taxes	(20,414)	(2,028)	(6,672)	(29,114)
Income Taxes	—	—	—	—

Profit (Loss) for the year 2015	(20,414)	(2,028)	(6,672))	(29.114)

In August 2016, the Group has received a non-refundable upfront payment as a result of the ONO agreement. This upfront payment has been fully recognised upon receipt as there are no performance obligations nor subsequent deliverables associated to the payment. The non-refundable upfront payment was rather received as a consideration for the sale of licence to ONO. In 2016, the total revenue generated through sales of C-Cathez was €0.1 million.

€‘000	For the year at end of 2016
	Cardiology	Immuno- oncology	Corporate	Group Total
Revenue	84	8,440		8,523
Cost of Sales	(53)			(53)
Gross Profit	31	8,440	—	8,471
Research & Development expenses	(12,704)	(14,971)		(27,675)
General & Administrative expenses	—	—	(9,744)	(9,744)
Other operating Income & Charges	1,540	1,800		3,340

Operating Profit (Loss)	(11,133)	(4,731)	(9,744)	(25,609)

Net Financial Charges	—	—	1,997	1,997
Profit (Loss) before taxes	(11,133)	(4,731)	(7,747)	(23,612)
Income Taxes	—	—	6	6

Profit (Loss) for the year 2015	(11,133)	(4,731)	(7,742)	(23,606)

Note 7: Intangible assets

The intangible assets are broken down as follows:

(€‘000)	Goodwill	In-process research and development	Development costs	Patents, licences, trademarks	Software	Total
Cost:
At 1 January 2015			1,057	13,337	110	14,504
Additions			27			27
Acquisition of Oncyte LLC	1,003	38,254				39,257
Divestiture					(3)	(3)
At 31 December 2015	1,003	38,254	1,084	13,337	107	53,785
Additions					95	95
Currency translation adjustments	37	1,401				1,438
Divestiture
At 31 December 2016	1,040	39,655	1,084	13,337	203	55,318

Accumated amortisation	1,040	39,655	1,084	13,337	203	55,318

At 1 January 2015			(146)	(4,023)	(69)	(4,238)
Amortisation charge			(66)	(675)	(19)	(760)
At 31 December 2015			(212)	(4,698)	(85)	(4,995)
Amortisation charge			(66)	(675)	(15)	(756)
Divestiture	—	—
At 31 December 2016	—	—	(279)	(5,373)	(100)	(5,752)

Net book value	—	—	(279)	(5,373)	(100)	(5,752)
Cost	1,003	38,254	1,084	13,337	107	53,785
Accumulated amortisation	—	—	(213)	(4,698)	(85)	(4,995)

As at 31 December 2015	1,003	38,254	871	8,639	22	48,789

Cost	1,040	39,655	1,084	13,337	203	55,318
Accumulated amortisation			(279)	(5,373)	(100)	(5,752)

As at 31 December 2016	1,040	39,655	805	7,964	103	49,566

The capitalised development costs relate to the development of C-Cathez. Since May 2012 and the CE marking of C-Cathez, the development costs of C-Cathez are capitalized and depreciated over the estimate residual intellectual property protection as of the CE marking (14 and 15 years respectively in 2015 and 2014). No other development costs have been capitalised up till now. All C-Cure and CAR-T NKR-2 related development costs have been assessed as not being eligible for capitalisation and have therefore been recognised in the income statement as research and development expenses. Software are amortized over a period of 3 to 5 years.

Goodwill, In-process R&D, Patents, Licenses and Trademarks relate to the following items:

•	Goodwill and In-process research and development resulted from the purchase price allocation exercise performed after the acquisition of Oncyte LLC . As of 31 December 2016, Goodwill and In-Process Research and Development are not amortized.

•	A licence, granted in August 2007 by Mayo Clinic and related to C-Cure (for an amount of k€9,500) upon the Group’s inception and an extension to the licensed field of use, granted on 29 October 2010 for a total amount of k€2,344. The licence and its extension are amortised straight line over a period of 20 years.

•	Patents acquired upon the acquisition of CorQuest LLC in November 2014. The fair value of these intellectual rights was estimated at k€1,492. These patents are amortised over 18 years, corresponding to the remaining intellectual property protection filed for the first patent application in 2012.

Management has not identified any impairment indicators in relation to the intangible assets as mentioned above. Therefore, no impairment exercise was performed and hence no impairment losses were recognized.

Oncyte LLC goodwill and IPRD impairment test

Goodwill and In-process research and development (IPRD) exclusively relate to the acquisition of Oncyte LLC which was acquired in 2015. The Group performed annual impairment test on goodwill and on ‘indefinite lived asset’ that are not amortized in accordance with the accounting policies stated in Notes 3 and 5. The impairment test has been performed at the level the CGU to which the goodwill and the IPRD belongs which represent the immuno-oncology segment. The recoverable amount has been calculated based on value-in-use calculations which require the use of assumptions. The calculations use cash flow projections based on 8-year period business plan based on probability of success of the CAR-T NKR-2 products as well as extrapolations of projected cash flows resulting from the future expected sales associated with CAR-T NKR-2. Recoverable values of the CGU exceeded its carrying amounts. Accordingly, no impairment loss was recognized on goodwill nor on the IPRD intangible assets for the year ended 31 December 2016.

Management’s key assumptions about projected cash flows when determining value in use are as follows:

• Discount rate	17,5% (industry standard for product candidate in Phase I)

• Variance on Sales Price	variance of 5 and 10% of the estimated product price

The sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. The following table presents the sensitivity analyses of the recoverable amount of the CGU associated to Oncyte LLC:

		Discount rate
Variance on Sale Price		17,5%	20%	22,5%
	90%	82%	56%	39%
	95%	91%	63%	44%
	100%	100%	70%	50%

Even at the lower sales price and higher discount rate, the recoverable value of the CGU exceeded its carrying amount as of 31 December 2016.

C-Cure impairment test

In June 2016, the clinical results of the CHART-1 European Phase III trial evaluating C-Cure® cell therapy did not meet its primary endpoint. Consequently, in accordance with the Group’s policies described in Note 3, the Group performed an impairment test on the cash-generating unit (CGU) associated to the C-Cure products, including the Mayo license. The recoverable value of the CGU was determined based on a 15-year business plan based on probability of success of the C-Cure products as well as extrapolations of projected cash flows resulting from the future expected sales associated with the C-Cure products. The recoverable value of the CGU exceeded its carrying amount. Accordingly, no impairment loss was recognized on the CGU related to C-Cure products for the year ended 31 December 2016.

Management’s main assumptions about projected cash flows when determining value in use of the CGU associated to C-Cure products are as follows:

• Estimated probability of success	55% (industry standard for product candidate in Phase III)

• Discount rate development stage of the asset)	7% (management estimate based on clinical

Sensitivity analyses of the recoverable amount of the CGU associated to C-Cure products were calculated based on reasonably possible changes to each key assumption without considering simultaneous changes to these key assumptions. The following table presents the sensitivity analysis as follow:

		Discount rate
Probability of success		7%	11%	15%
	25%	47%	32%	22%
	40%	73%	50%	35%
	55%	100%	68%	47%

Even at the lower probability of success and higher discount rate, the recoverable value of the CGU exceeded its carrying amount as of 31 December 2016.

Note 8: Property, plant and equipment

(€‘000)	Equipment	Furnitures	Leasehold	Total
Cost:
At 1 January 2015	1,901	167	590	2,658
Additions	486	0	325	811
Disposals	(12)	(17)	0	(29)

At 31 December 2015	2,375	150	915	3,440
Additions	610	315	2,066	2,990
Acquisition of BMS SA	1,065			1,065
Disposals	(51)		(34)	(85)

At 31 December 2016	3,999	465	2,947	7,410

Accumulated depreciation:
At 1 January 2015	(1,346)	(167)	(547)	(2,060)
Depreciation charge	(255)		(18)	(273)
Disposals	12	17		29

At 31 December 2015	(1,589)	(150)	(565)	(2,304)
Depreciation charge	(380)	(33)	(347)	(760)
Acquisition of BMS SA	(790)	—	—	(790)

Disposals	7	—	—	7

At 31 December 2016	(2,752)	(184)	(912)	(3,847)

Net book value
Cost	2,375	150	915	3,440
Accumulated depreciation	(1,589)	(150)	(565)	(2,304)

As at 31 December 2015	786	0	350	1,136

Cost	3,999	465	2,947	7,410
Accumulated depreciation	(2,752)	(184)	(912)	(3,847)

As at 31 December 2016	1,246	281	2,035	3,563

Property, Plant and Equipment is mainly composed of office furniture, leasehold improvements, and laboratory machinery and equipment.

The acquisition of BMS was accounted for as an asset deal. The fair value of the assets acquired is concentrated in one identifiable asset, i.e. the GMP laboratories. The difference between the purchase price and the net assets of BMS at the date of acquisition is then allocated entirely to the Property, Plant and Equipment.

Finance leases

Lease contracts considered as finance lease relate to some contracts with financial institutions and relate to laboratory and office equipment. All finance leases have a maturity of three years. A key common feature is that they include an option to purchase the leased asset at the end of the three-year-lease term. The carrying value of plant and equipment held under finance leases at 31 December 2016 was €727k (31 December 2015 was €670k). The carrying value corresponds to the net investment in finance lease at the end of period and includes the purchase option price.

Hereunder the summary of impacts in the P&L:

Depreciation and amortisation

(€‘000)	For the year ended 31 December
	2016	2015	2014
Depreciation of property, plant and equipment	760	273	187
Amortisation of intangible assets	756	760	677

Total depreciation and amortisation	1,516	1,033	864

Note 9: Non-current financial assets

(€‘000)	As of 31 December
	2016	2015
Deposits	311	180

Total	311	180

The non-current financial assets are composed of security deposits paid to the lessors of the building leased by the Group and to Social Security Contribution.

Note 10 : Inventories and Work in Progress

Not applicable

Note 11: Customer Accounts Receivable and other current assets

(€‘000)	As of 31 December
	2016	2015	2014
Trade receivable
Trade receivable	54	62	31
Advance deposits	663	288	701
Other receivables	643	199	98

Total Trade and Other receivables	1,359	549	830
Grants and Recoverable Cash Advances	—	104	1,009

Prepaid expenses	615	544	212
VAT receivable	393	273	388
Other receivables	413	437	191

Total Other current assets	1,420	1,254	792

As of 31 December 2016, other receivables mainly relate to credit notes to be received from suppliers and advance deposits made to the THINK trial clinical vendors.

Grants and Recoverable Cash Advances refer to amounts due by the Walloon Region and are related to Recoverable Cash Advances and grants agreements.

Impairment of receivables is assessed on an individual basis at the end of each accounting year.

As per 31 December 2016 and 31 December 2015, no receivable was overdue. There were no carrying amounts for trade and other receivables denominated in foreign currencies and no impairments were recorded.

Note 12: Short term investments

(€‘000)	As of 31 December		As per 1 January
	2016	2015	2014
Short term investments	34,230	7,338	—

Total	34,230	7,338	—

Amounts recorded as short term investments in the current assets correspond to short term deposits with fixed interest rates. Short-term deposits are made for variable periods depending on the short term cash requirements of the Group. Interest is calculated at the respective short-term deposit rates.

Note 13: Cash and Cash equivalents

(€‘000)	As of 31 December		As per 1 January
	2016	2015	2014
Cash at bank and on hand	48,357	100,175

Total	48,357	100,175

Cash at banks earn interest at floating rates based on daily bank deposit rates.

The credit quality of cash and cash equivalents and short-term deposit balances may be categorised between A-2 and A+ based on Standard and Poor’s rating at 31 December 2016.

Note 14: Investment in Subsidiaries

Subsidiaries fully consolidated

Name	Country of Incorporation and Place of Business	Nature of Business	Proportion of ordinary shares directly held by parent (%)	Proportion of ordinary shares held by the group (%)	Proportion of ordinary shares held by non-controlling interests (%)
Celyad Inc	USA	Biopharma	100%	100%	0%
Oncyte LLC	USA	Biopharma	100%	100%	0%
CorQuest Inc	USA	Medical Device	100%	100%	0%
Biological Manufacturing Services SA	Belgium	GMP laboratories	100%	100%	0%

Biologicial Manufacturing Services SA (BMS) was acquired in May 2016. BMS owns GMP laboratories. BMS rent its laboratories to Celyad SA since 2009 and until 30 April 2016. BMS was considered as a related party to Celyad.

Cardio3 Inc was incorporated in 2011 to support clinical and regulatory activities of the Group in the US. Cardio3 Inc was renamed in Celyad Inc in 2015. The growth of the activities of celyad Inc is associated to the development of the US clinical and regulatory activities of the Group in the US. Celyad Inc shows a net loss for the year ended 31 December 2016 and 31 December 2015 of respectively $2,634K and $1,144K.

Corquest Inc was acquired on 5 November 2014. Corquest Inc. is developing Heart XS, a new access route to the left atrium. Oncyte LLC was acquired on 21 January 2015. Oncyte LLC is the company holding the CAR-T Cell portfolio of clinical-stage immuno-oncology assets.

Business Combinations

Corquest Medical, Inc.

On 5 November 2014 the Group acquired a 100% interest in CorQuest Medical, Inc. (‘CorQuest’), a US private company based in Miami (Florida), through a single cash payment of €1.5 million. With this acquisition, the Group intended to strengthen its Medical Device division. The CorQuest technology platform is fully complementary with Celyad’ C-Cathez® and C-Cure® programs.

Although no workforce was transferred, this transaction was considered as a business combination since the Group acquired inputs and processes in the form of intellectual property and will be able to progress this intellectual property further through the appropriate clinical and regulatory approval processes with the aim of obtaining CE mark approval in 2017 which would allow commercialisation in Europe. In order to guarantee the transfer of knowledge an exclusive consultancy agreement was concluded with one of the sellers.

The following table summarises the consideration paid for Corquest as well as the fair value of assets acquired at the acquisition date.

Consideration at 05 November 2014 (€‘000)
Cash	1,500

Total consideration transferred	1,500

Recognised amounts of identifiable assets acquired (€‘000)
Licences & Patents	1,493
Trade and Other Receivables	7

Total identifiable net assets	1,500

This acquisition has been subject to a Purchase Price Allocation process which consists in booking, at “fair value”, all the assets and liabilities of a target company acquired in the consolidated balance sheet of the acquiring company. The acquired assets and liabilities have been valued at fair value by an independent firm.

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

Oncyte LLC

On 21 January 2015, the Company acquired 100% of the share capital of Oncyte LLC from Celdara Medical LLC in exchange for a cash consideration of $11 million (of which $6 million paid upfront and $5 million when first cohort of CAR-T NKR-2 trial is completed) and 93,087 new shares of Celyad for a total value of $4 million, or (€3,451,680). The fair value of the 93,087 ordinary shares issued as part of the consideration paid for Oncyte LLC was based on a share price of €37.08, the share price at the acquisition.

Oncyte LLC is the company holding the CAR T-Cell portfolio of clinical-stage immuno-oncology assets. The portfolio includes three autologous CAR-T Cell cell therapy products and an allogeneic T-Cell platform, targeting a broad range of cancer indications. CAR-T Cell immuno-oncology represents one of the most promising cancer treatment areas today.

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

The following table summarises the consideration paid for Oncyte LLC, the fair value of assets acquired and liabilities assumed at the acquisition date.

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

The sales price also includes a contingent consideration payment, the potential remaining part of the purchase price, based on future outcome of the research and development and potential future sales that are estimated at year end 2016, through a risk-adjusted Net Present Value, at $29.7 million, considering the impact of the discount and the probability of success (€28.2 million). For the successful development of the most advanced product CAR-T NKR-2, the seller could receive up to $45 million in development and regulatory milestones until market approval. The seller will be eligible to additional payments on the other products upon achievement of development and regulatory milestones totalling up to $36.5 million per product. In addition, the seller will receive up to $80 million in sales milestones when net sales will exceed $1 billion and royalties ranging from 5 to 8%.

No deferred taxes have been taken up in the overview of fair value of assets acquired and liabilities assumed since the company elected for IRS Section 338 which lead to creating a tax deductible depreciation in the US Tax books.

Except the contingent consideration resulting from the business combination mentioned above, the carrying amount of all other financial assets and financial liabilities is a reasonable approximation of the fair value. There were no changes in valuation techniques during the period.

The following table presents the group’s financial assets and liabilities that are measured at fair value at 31 December 2016:

(€‘000)
	Level I	Level II	Level III	Total
Assets
	—	—	—	—

Total Assets	—	—	—	—

Liabilities
Contingent consideration	—	—	28,179	28,179

Total Liabilities	—	—	28,179	28,179

Fair value measurements using significant unobservable inputs (Level 3):

(€‘000)	Contingent consideration in a business combination
Opening balanace at 1st January 2015	—

Acquisition of OnCyte LLC	25,529

Closing balance at 31 December 2015	25,529

Year end 2016 Fair value adjsutment	1,715

CTA	935

Closing balance at 31 December 2016	28,179

The 2016 fair value adjustment of the contingent liability resulted from the progresses made in the clinical development of CAR-NKR-2 and therefore the increase of likelihood of the payment of the next clinical development milestones.

Sensitivity analysis performed on the main assumptions driving the fair value of the contingent consideration:

	Discount rate
	15,5%	16,5%	17,5%	18,5%	19,5%
Cont. consideration (MUSD)	31,42	29,59	27,90	26,32	24,86
Impact (%)	6%	6%	—	-6%	-6%

	Sales
	80%	90%	100%	110%	120%
Cont. consideration (MUSD)	24,76	26,33	27,90	30,04	32,00
Impact (%)	-6%	-6%	—	8%	7%

	Probabilities
	98%	99%	100%	101%	102%
Cont. consideration (MUSD)	26,05	26,96	27,90	28,86	29,85
Impact (%)	-3%	-3%	—	3%	3%

Note 15: Share Capital Issued

The number of shares issued is expressed in units.

	As of 31 December
	2016	2015
Number of ordinary shares	9,313,603	9,313,603
Share Capital (€‘000)	32,571	32,571

Total number of issued and outstanding shares	9,313,603	9,313,603

Total share capital (€‘000)	32,571	32,571

As of 31 December 2016, the share capital amounts to €32,571k represented by 9,313,603 fully authorized and subscribed and paid-up shares with a nominal value of €3.50. This number does not include warrants issued by the Company and granted to certain directors, employees and non-employees of the Company.

History of the capital of the Company

The Company has been incorporated on 24 July 2007 with a share capital of €62,500 by the issuance of 409,375 class A shares. On 31 August 2007, the Company has issued 261,732 class A shares to Mayo Clinic by way of a contribution in kind of the upfront fee that was due upon execution of the Mayo Licence for a total amount of €9,500,000.

Round B Investors have participated in a capital increase of the Company by way of a contribution in kind of a convertible loan (€2,387,049) and a contribution in cash (€4,849,624 of which €1,949,624 uncalled) on 23 December 2008; 204,652 class B shares have been issued at the occasion of that capital increase. Since then, the capital is divided in 875,759 shares, of which 671,107 are class A shares and 204,652 are class B shares.

On 29 October 2010, the Company closed its third financing round resulting in a capital increase totalling €12,100,809. The capital increase can be detailed as follows:

•	capital increase in cash by certain existing investors for a total amount of €2,609,320.48 by the issuance of 73,793 class B shares at a price of €35.36 per share;

•	capital increase in cash by certain existing investors for a total amount of €471,240 by the issuance of 21,000 class B shares at a price of €22.44 per share;

•	capital increase in cash by certain new investors for a total amount of €399,921.60 by the issuance of 9,048 class B shares at a price of €44.20 per share;

•	exercise of 12,300 warrants (“Warrants A”) granted to the Round C investors with total proceeds of €276,012 and issuance of 12,300 class B shares. The exercise price was €22.44 per Warrant A;

•	contribution in kind by means of conversion of the loan C for a total amount of €3,255,524.48 (accrued interest included) by the issuance of 92,068 class B shares at a conversion price of €35.36 per share;

•	contribution in kind by means of conversion of the loan D for a total amount of €2,018,879.20 (accrued interest included) by the issuance of 57,095 class B shares at a conversion price of €35.36 per share. The loan D is a convertible loan granted by certain investors to the Company on 14 October 2010 for a nominal amount of €2,010,000.

•	contribution in kind of a payable towards Mayo Foundation for Medical Education and Research for a total amount of €3,069,911 by the issuance of 69,455 class B shares at a price of €44.20 per share. The payable towards Mayo Clinic was related to (i) research undertaken by Mayo Clinic in the years 2009 and 2010, (ii) delivery of certain materials, (iii) expansion of the Mayo Clinical Technology Licence Contract by way the Second Amendment dated 18 October 2010.

On 5 May 2011, pursuant the decision of the Extraordinary General Meeting, the capital was reduced by an amount of €18,925,474 equivalent to the outstanding net loss as of 31 December 2010.

On 31 May 2013, the Company closed its fourth financing round, the ‘Round D financing’. The convertible loans E, F, G and H previously recorded as financial debt were converted in shares which led to an increase in equity for a total amount of €28,645k of which €5,026k is accounted for as capital and €6,988k as share premium. The remainder (€16,613k) is accounted for as other reserves. Furthermore, a contribution in cash by existing shareholders of the Company led to an increase in share capital and issue premium by an amount of €7,000k.

At the Extraordinary Shareholders Meeting of 11 June 2013 all existing classes of shares of the Company have been converted into ordinary shares. Preferred shares have been converted at a 1 for 1 ratio and subsequently.

On 5 July 2013, the Company completed its Initial Public Offering. The Company issued 1,381,500 new shares at €16.65 per shares, corresponding to a total of €23,002k.

On 15 July 2013, the over-allotment option was fully exercised for a total amount of €3,450k corresponding to 207,225 new shares. The total IPO proceeds amounted to €26,452k and the capital and the share premium of the Company increased accordingly. The costs relating to the capital increases performed in 2013 amounted to €2.8 million and are presented in deduction of share premium.

On 11 June 2013, the Extraordinary General Shareholders’ Meeting of Celyad SA authorized the Board of Directors to increase the share capital of the Company, in one or several times, and under certain conditions set forth in extenso in the articles of association. This authorization is valid for a period of five years starting on 26 July 2013 and until 26 July 2018. The Board of Directors may increase the share capital of the Company within the framework of the authorized capital for an amount of up to €21,413k.

Over the course of 2014, the capital of the Company was increased in June 2014 by way of a capital increase of €25,000k represented by 568,180 new shares fully subscribed by Medisun International Limited.

In 2014, the capital of the Company was also increased by way of exercise of Company warrants. Over four different exercise periods, 139,415 warrants were exercised resulting in the issuance of 139,415 new shares. The capital and the share premium of the Company were therefore increased respectively by €488k and €500k.

In January 2015, the shares of Oncyte LLC were contributed to the capital of the Company, resulting in a capital increase of €3,452k and the issuance of 93,087 new shares.

In 2015, the Company conducted two fund raising. A private placement was closed in March resulting in a capital increase of €31,745k represented by 713,380 new shares. The Company also completed an IPO on Nasdaq in June, resulting in a capital increase of €87,965k represented by 1,460,000 new shares.

Also in 2015, the capital of the Company was also increased by way of exercise of Company warrants. Over three different exercise periods, 6,749 warrants were exercised resulting in the issuance of 6,749 new shares. The capital and the share premium of the Company were therefore increased respectively by €23k and €196k.

There was no capital increase in 2016. As of 31 December 2016 all shares issued have been fully paid.

The following share issuances occurred since the incorporation of the Company:

Category	Transaction date	Description	# of shares	Par value (in €)
Class A shares	24 July 2007	Company incorporation	409,375	0.15
Class A shares	31 August 2007	Contribution in kind (upfront fee Mayo Licence)	261,732	36.30
Class B shares	23 December 2008	Capital increase (Round B)	137,150	35.36
Class B shares	23 December 2008	Contribution in kind (Loan B)	67,502	35.36
Class B shares	28 October 2010	Contribution in cash	21,000	22.44
Class B shares	28 October 2010	Contribution in kind (Loan C)	92,068	35.36
Class B shares	28 October 2010	Contribution in kind (Loan D)	57,095	35.36
Class B shares	28 October 2010	Contribution in cash	73,793	35.36
Class B shares	28 October 2010	Exercise of warrants	12,300	22.44
Class B shares	28 October 2010	Contribution in kind (Mayo receivable)	69,455	44.20
Class B shares	28 October 2010	Contribution in cash	9,048	44.20
Class B shares	31 May 2013	Contribution in kind (Loan E)	118,365	38,39
Class B shares	31 May 2013	Contribution in kind (Loan F)	56,936	38,39
Class B shares	31 May 2013	Contribution in kind (Loan G)	654,301	4,52
Class B shares	31 May 2013	Contribution in kind (Loan H)	75,755	30,71
Class B shares	31 May 2013	Contribution in cash	219,016	31,96
Class B shares	4 June 2013	Conversion of warrants	2,409,176	0,01
Ordinary shares	11 June 2013	Conversion of Class A and Class B shares in ordinary shares	4,744,067	—
Ordinary shares	5 July 2013	Initial Public Offering	1,381,500	16.65
Ordinary shares	15 July 2013	Exercise of over-allotment option	207,225	16.65
Ordinary shares	31 January 2014	Exercise of warrants issued in September 2008	5,966	22.44
Ordinary shares	31 January 2014	Exercise of warrants issued in May 2010	333	22.44
Ordinary shares	31 January 2014	Exercise of warrants issued in January 2013	120,000	4.52
Ordinary shares	30 April 2014	Exercise of warrants issued in September 2008	2,366	22.44
Ordinary shares	16 June 2014	Capital increase	284,090	44.00
Ordinary shares	30 June 2014	Capital increase	284,090	44.00
Ordinary shares	4 August 2014	Exercise of warrants issued in September 2008	5,000	22.44
Ordinary shares	4 August 2014	Exercise of warrants issued in October 2010	750	35.36
Ordinary shares	3 November 2014	Exercise of warrants issued in September 2008	5,000	22.44
Ordinary shares	21 January 2015	Contribution in kind (Oncyte LLC)	93,087	37.08
Ordinary shares	7 February 2015	Exercice of warrant issued in May 2010	333	22.44
Ordinary shares	3 March 2015	Capital increase	713,380	44.50
Ordinary shares	11 May 2015	Exercice of warrant issued in May 2010	500	22.44
Ordinary shares	24 June 2015	Capital increase	1,460,000	60.25
Ordinary shares	4 August 2015	Exercice of warrant issued in May 2010	666	22.44
Ordinary shares	4 August 2015	Exercice of warrant issued in October 2010	5,250	35.36

(€000)
Date	Nature of the transactions	Share Capital	Share premium	Number of shares	Nominal value
	Balance as of January 1, 2015	24,615	53,302	7,040,387	81,882
	Issue of shares related to exercise of warrants	23	196	6,749	219
	Contribution in kind of shares of Oncyte LLC (after deduction of transaction costs)	326	3,126	93,087	3,363
	Capital increase by issuance of ordinary common shares (after deduction of transaction costs)	7,607	101,327	2,173.380	119,710
	Share based payments	—	59	—	59

	Balance as of December 31, 2015	32,571	158,010	9,313,603	205,233

	Balance as of December 31, 2016	32,571	158,010	9,313,603	205,233

The total number of shares issued and outstanding as of 31 December 2015 and 2016 totals 9,313,603 and are ordinary common shares.

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

Movements in the number of warrants outstanding and their related weighted average exercise prices are as follows:

		2016		2015
	Weighted average exercise price (in €)	Number of warrants	Weighted average exercise price (in €)	Number of warrants
Outstanding as of 1 January	11.61	319,330	9.57	296,930
Granted	33.10	343,550	35.68	45,400
Forfeited	34.20	91,436	32.87	16,251
Exercised	—	—	32.49	6,749
Expired	—	—	—	—
At 31 December	20.92	571,444	11.61	319,330

There was no warrant exercised in 2016.

Warrants outstanding at the end of the year have the following expiry date and exercise price:

Grant date	Vesting date	Expiry date	Number of warrants outstanding as of 31 December, 2016	Number of warrants outstanding as of 31 December, 2015	Exercise price per share
05 May 2010 (warrants B)	05 May 2010	31 Dec 2016	5,000	5,000	35.36
05 May 2010 (warrants C)	05 May 2013	31 Dec 2016	799	799	22.44
29 Oct 2010	29 Oct 2013	31 Dec 2020	1,632	1,632	35.36
06 May 2013	06 May 2016	31 Dec 2023	232,100	232,100	2.64
05 May 2014	05 May 2017	31 Dec 2024	62,864	79,799	36.66
05 November 2015	05 November 2018	31 Dec 2025	269,049	—	32.86

			571,444	319,330

Warrants issued on 5 November 2015

At the Extraordinary Shareholders Meeting of 5 November 2015, a plan of 466,000 warrants was approved. Warrants were offered to Company’s new comers (employees, non-employees and directors) in five different tranches. Out of the warrants offered, 343,550 warrants were accepted by the beneficiaries and 269,049 warrants are outstanding on the date hereof.

These warrants will be vested in equal tranches over a period of three years. The warrants become 100% vested after the third anniversary the issuance. The warrants that are vested can only be exercised at the end of the third calendar year following the issuance date, thus starting on 1 January 2019. The exercise price of the different tranches ranges from €15.90 to €34.65. Warrants not exercised within 10 years after issue become null and void.

On 12 December 2016, the Board of Directors issued a new plan of 100,000 warrants. An equivalent number of warrants were cancelled from the remaining pool of warrants of the plan of 5 November 2015.

The fair value of the warrants has been determined at grant date based on the Black-Scholes formula. The variables, used in this model, are:

	Warrants issued on
	05 May 2010 (warrants B)	05 May 2010 (warrants C)	29 October 2010	31 January 2013	6 May 2013
Number of warrants issued	5,000	30,000	79,500	140,000	266,241
Number of warrants granted	5,000	21,700	61,050	120,000	253,150
Number of warrants not fully vested as of 31 December 2016	—	—	—	—	—
Value of shares	22.44	22.44	35.36	4.52	14.99
Exercise price (in €)	35.36	22.44	35.36	4.52	2.64
Expected share value volatility	35.60%	35.60%	35.60%	35.60%	39.55%
Risk-free interest rate	3.31%	3.31%	3.21%	2.30%	2.06%
Fair value (in €)	5.72	9.05	9.00	2.22	12.44
Weighted average remaining contractual life	0.42	0.42	4.78	7.09	7.35

	Warrants issued on
	5 May 2014	5 November 2015[1]
Number of warrants issued	100,000	466,000
Number of warrants granted	94,400	343,550
Number of warrants not fully vested as of 31 December 2016	62,864	269,049
Value of shares	35.79	32.86
Exercise price (in €)	35.79	32.86	[4]
Expected share value volatility	67.73%	57.06%[2]
Risk-free interest rate	1.09%	0.26%
Fair value (in €)	26.16	21.02	[3]
Weighted average remaining contractual life	8.35	9.62

(1)	Warrants issued on 5 November 2015 were offered in several tranches, in January 2016, April 2016, September 2016, November 2016 and January 2017. Assumptions on each tranche are disclosed in the following notes
(2)	The volatility has been determined based on the stock price evolution post IPO: 57.06% in January 2016, 57.83% in April 2016, 63.34% in September 2016, 62.27% in November 2016 and 61.66% in January 2017.
(3)	The fair value of the five tranches are €22.10 in January 2016, €20.65 in April 2016, €16.77 in September 2016, €14.20 in November 2016 and €10.73 in January 2017.
(4)	The value of shares and exercise price of the five tranches are €34.65 in January 2016, €32.60 in April 2016, €24.39 in September 2016, €20.90 in November 2016 and €15.90 in January 2017.

The total net expense recognized in the income statement for the outstanding warrants totals €2,847k for 2016 (2015: €796k).

Note 17: Post Employment benefits

(€000)	As of 31 December
	2016	2015
Pension obligations	204	121

Total	204	121

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

The amounts recognized in the balance sheet are determined as follows:

	As of 31 December
(€‘000)	2016	2015
Present value of funded obligations	1,509	1,212
Fair value of plan assets	(1,305)	(1,091)

Deficit of funded plans	204	121
Total deficit of defined benefit pension plans	204	121
Liability in the balance sheet	204	121

The movement in the defined benefit liability over the year is as follows:

(€‘000)	Present value of obligation	Fair value of plan assets	Total
As of 1 January 2015	1,073	891	182

Current service cost	159		159
Interest expense/(income)	24	20	4

	1,256	911	345

Remeasurements
- return on plan assets, excluding amounts included in interest expense/(income)	—	(2)	(2)
- (Gain)/loss from change in financial assumptions	(57)	—	(57)
- Experience (gains)/losses	44	—	44

	(13)	(2)	(15)

Employer contributions:	—	209	(209)
Benefits Paid	(31)	(31)	—
At 31 December 2015	1,212	1,089	121

As of 1 January 2016	1,212	1,089	121

Current service cost	192		192
Interest expense/(income)	33	29	4

	1,437	1,118	319

Remeasurements
- return on plan assets, excluding amounts included in interest expense/(income)		1	1
- (Gain)/loss from change in financial assumptions	77		77
- Experience (gains)/losses	29		29

	106	1	107

Employer contributions:		221	(221)
Benefits Paid	(33)	(33)	—

At 31 December 2016	1,509	1,306	203

The income statement charge included in operating profit for post-employment benefits amount to:

(€‘000)	2016	2015
Current service cost	192	159
Interest expense on DBO	33	24
Interest (income) on plan assets	(28)	(20)

Total defined benefit costs at 31 December 2016	197	163

The re-measurements included in other comprehensive loss amount to:

(€‘000)	2016	2015
Effect of changes in financial assumptions	77	(57)
Effect of experience adjustments	28	43
Return on plan assets	1	(2)

Balance at 31 December 2016	106	(16)

Plan assets relate all to qualifying insurance policies. The significant actuarial assumptions as per 31 December 2016 were as follows:

Demographic assumptions:

•	Mortality tables: mortality rates-5 year for the men and 5 year for the women

•	Withdrawal rate: 5% each year

Economic assumptions:

•	Yearly inflation rate: 1,75%

•	Yearly salary raise: 1,5% (above inflation)

•	Yearly discount rate: 1.90%

If the discount rate would decrease/increase with 0,5%, the defined benefit obligation would increase resp. decrease with 5% and 6%.

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

Expected contributions to pension benefit plans for the year ending 31 December 2016 are k€228.

Note 18: Other reserves

(€‘000 )	Share based payment reserve	Convertible loan	Translation	Total
Balance as of 1st January 2013	1,006	—	—	1,006

Contribution in kind convertible loans	—	16,631		16,631
Vested share-based payments	274			274
Restatement share-based payments	984			984
Balance as of 1st January 2014	2,264	16,631	0	18,984

Vested share-based payments	1,098		(10)	1,088
Balance as of 31 December 2014	3,362	16,631	(10)	19,983

Vested share-based payments	736			736
Currency Translation differences subsidiaries			485	485
Balance as of 31 December 2015	4,098	16,631	475	21,205

Vested share-based payments	2,847			2,847
Currency Translation differences subsidiaries			277	277
Balance as of 31 December 2016	6,946	16,631	752	24,329

Note 19: Financial Liabilities

(€‘000)	2016	2015
Total Non-Current portion as of 1st January	10,484	10,778
Total Non-Current portion at 31 December	7,330	10,484

Total Current portion as of 1st January	898	777
Total Current potion at 31 December	1,108	898

The Group receives government support in the form of recoverable cash advances from the Walloon Region in order to compensate the research and development costs incurred by the Group. These advances are recognized in the income statement as other operating income over the period in which the Group recognizes the expenses for which the advances are intended to compensate.

In May 2016, the IFRS Interpretation Committee issued clarification on the accounting treatment of the Recoverable Cash Advances (RCA’s). As per this clarification paper, RCA’s should be recognized as a financial liability in accordance with IFRS9/IAS 39. The Group is applying this new accounting treatment as from January 1st 2016. There was no restatement of the 2015 consolidated financial position of the Group as no material difference was observed when applying retrospectively the new recommended accounting treatment to the liability as of December 31 2015.

The total estimated amount to be reimbursed as per 31 December 2016 includes the sales-independent reimbursements as well as the sales-dependent reimbursements and interests (if applicable) if the reimbursement of these amounts is probable. The contingent liability is discounted using a discount rate made up of two components: a risk free rate reflecting the maturity of the advances repayable and the spread reflecting the Company credit risk.

The amounts recorded under ‘Current Advances Repayable’ correspond to the sales-independent amounts estimated to be repaid to the Region in the next 12 months period. Non-current Advances repayable are the sum of the estimated sales-independent and sales-dependent reimbursements discounted using a discount rate of respectively 5% and 12.5%.

In 2016, the Company notified the Region of its decision to exploit the outcome of contract 7027 related to the clinical use of C-Cathez in the USA.

The decrease in the non-current part of the advances repayable is explained by the change in estimates (time to commercialization) in the fair value of the recoverable cash advances associated to the contracts related to C-Cure and C-Cathez, as a result of the outcome of the CHART-trial. Fair value of these instruments is estimated by using the discounted cash flows method.

As per 31 December 2016, the Company has received a total of €21,239k in recoverable cash advances out of a total contractual amount of €23,200k. The residual amount to receive out of the existing contracts amounts to €1,051k and should be received over 2017 and beyond depending on the progress of the different programs partially funded by the Region.

Reference is made to the table below which shows (i) the year for which amounts under those agreements have been received and initially recognised in the income statement as other operating income and (ii) a description of the specific characteristics of those recoverable cash advances including repayment schedule and information on other outstanding advances.

(in €‘000)			Amounts received for the years ended 31 December				Amounts yet to receive
Contract number	Project	Contractual amount	Previous years	2015	2016	Total	2017 and beyond
5160	C-Cure	2,920	2,920	—		2,920	—
5731	C-Cure	3,400	3,400	—		3,400	—
5914	C-Cure	700	687	—		687	—
5915	C-Cathez	910	910	—		910	—
5951	Industrialization	1,470	866	—		866	604
6003	C-Cure	1,729	1,715	—		1,715	—
6230	C-Cure	1,084	1,084	—		1,084	—
6363	C-Cure	1,140	1,126	—		1,126	—
6548	Industrialization	660	541	—		541	—
6633	C-Cathez	1,020	1,020	—		1,020	—
6646	Proteins	1,200	450	—		450	—
7027	C-Cathez	2,500	2,232	—	268	2,500	—
7246	Preclinical C-Cure	2,467	—	1,480	740	2,220	247
7502	CAR-T Cell	2,000	—	—	1,800	1,800	200

Total		23,200	16,951	1,480	2,808	21,239	1,051

(in €‘000)	As of 31 December 2016
Contract number	Contractual amount	Total received	To receive in 2017 and beyond	Status	Amount reimbursed (cumulative)
5160	2,920	2,920	—	Exploitation	—
5731	3,400	3,400	—	Exploitation	—
5914	700	687	—	Abandoned	180
5915	910	910	—	Exploitation	320
5951	1,470	866	604	Research	—
6003	1,729	1,715	—	Exploitation	—
6230	1,084	1,083	—	Exploitation	—
6363	1,140	1,126	—	Exploitation	1,024
6548	660	541	—	Abandoned	—
6633	1,020	1,020	—	Exploitation	102
6646	1,200	450	—	Abandoned	—
7027	2,500	2,500	—	Exploitation	—
7246	2,467	2,220	247	Research	—
7502	2,000	1,800	200	Research	—

	23,200	21,239	1,051		1,626

The contracts 5160, 5731, 5914, 5915 and 5951 have the following specific characteristics:

•	funding by the Region covers 70% of the budgeted project costs;

•	certain activities have to be performed within the Region;

•	in case of an outlicensing agreement or a sale to a third party, Celyad will have to pay 10% of the price received (excl. of VAT) to the Region;

•	sales-independent reimbursements, sales-dependent reimbursements, and amounts due in case of an outlicensing agreement or a sale to a third party, are, in the aggregate, capped at 100% of the principal amount paid out by the Region;

•	sales-dependent reimbursements payable in any given year can be set-off against sales-independent reimbursements already paid out during that year;

•	the amount of sales-independent reimbursement and sales-dependant reimbursement may possibly be adapted in case of an outlicensing agreement, a sale to a third party or industrial use of a prototype or pilot installation, when obtaining the consent of the Walloon Region to proceed thereto.

The other contracts have the following specific characteristics:

•	funding by the Region covers 60% of the budgeted project costs;

•	certain activities have to be performed within the European Union;

•	sales-independent reimbursements represent in the aggregate 30% of the principal amount;

•	sales-dependent reimbursements range between 50% and 200% (including accrued interest) of the principal amount of the RCA depending on the actual outcome of the project compared to the outcome projected at the time of grant of the RCA (below or above projections);

•	interests (at Euribor 1 year (as applicable on the first day of the month in which the decision to grant the relevant RCA was made + 100 basis points) accrue as of the 1st day of the exploitation phase;

•	the amount of sales-independent reimbursement and sales-dependant reimbursement may possibly be adapted in case of an outlicensing agreement, a sale to a third party or industrial use of a prototype or pilot installation, when obtaining the consent of the Region to proceed thereto.

•	sales-independent reimbursements and sales-dependent reimbursements are, in the aggregate (including the accrued interests), capped at 200% of the principal amount paid out by the Region;

•	in case of bankruptcy, the research results obtained by the Company under those contracts are expressed to be assumed by the Region by operation of law.

The table below summarizes, in addition to the specific characteristics described above, certain terms and conditions for the recoverable cash advances:

Contract number	Research phase	Percentage of total project costs	Turnover- dependent reimbursement	Turnover-independent reimbursement	Interest rate accrual	Amounts due in case of licensing (per year) resp. Sale
(€‘000)
5160	01/05/05-30/04/08	70%	0.18%	Consolidated with 6363	N/A	N/A
5731	01/05/08-31/10/09	70%	0.18%	Consolidated with 6363	N/A	N/A
5914	01/09/08-30/06/11	70%	5.00%	30 in 2012 and 70 each year after	N/A	10% with a minimum of 100/Y
5915	01/08/08-30/04/11	70%	5.00%	40 in 2012 and 70 each year after	N/A	10% with a minimum of 100/Y
5951	01/09/08-31/12/14	70%	5.00%	100 in 2014 and 150 each year after	N/A	10% with a minimum of 200/Y
6003	01/01/09-30/09/11	60%	0.18%	Consolidated with 6363	N/A	N/A
6230	01/01/10-31/03/12	60%	0.18%	Consolidated with 6363	N/A	N/A
6363	01/03/10-30/06/12	60%	0.18%	From 103 to 514 starting in 2013 until 30% of advance is reached	Starting on 01/01/13	N/A
6548	01/01/11-31/03/13	60%	0.01%	From 15 to 29 starting in 2014 until 30% of advance is reached	Starting on 01/10/13	N/A
6633	01/05/11-30/11/12	60%	0.27%	From 10 to 51 starting in 2013 until 30% of advance is reached	Starting on 01/06/13	N/A
6646	01/05/11-30/06/15	60%	0.01%	From 12 to 60 starting in 2015 until 30% of advance is reached	Starting on 01/01/16	N/A
7027	01/11/12-31/10/14	50%	0.33%	From 25 to 125 starting in 2015 until 30% of advance is reached	Starting on 01/01/15	N/A
7246	01/01/14-31/12/16	50%	0,05%	From 30 to 148 K€ starting in 2017 until 30% of advance is reached.	Starting in 2017	N/A
7502	01/12/15-30/11/18	45%	0.19%	From 20 to 50K€ starting in 2019 until 30% is reached.	Starting 2019	N/A

Note 20: Due dates of the Financial Liabilities

Non-current liabilities

(€‘000)	Total	Less than one year	One to three years	Three to five years	More than five years
As of December 31, 2014
Finance leases	413	134	245	34	—
Operating leases	1,683	751	679	88	165
Pension obligations	182	—	—	—	182
Advances repayable (current and non-current)	11,555	777	1,570	1,846	7,362

Total	13,833	1,662	2,494	1,968	7,709

(€‘000)	Total	Less than one year	One to three years	Three to five years	More than five years
As of December 31, 2015
Finance leases	675	248	427
Operating leases	1.759	817	692	126	124
Pension obligations	121				121
Advances repayable (current and non-current)	11.382	898	3.043	1.814	5.627

Total	13.937	1.962	4.163	1.940	5.872

The following table discloses aggregate information about material contractual obligations and periods in which payments were due as of December 31, 2016. Future events could cause actual payments to differ from these estimates.

(€‘000)	Total	Less than one year	One to three years	Tree to five years	More than five years
As of December 31, 2016
Finance leases	735	354	315	66
Bank loan	743	207	417	118	—
Operating leases	3,377	456	945	733	1,244
Pension obligations	204				204
Advances repayable (current and non-current)	8,438	1,108	1,812	1,598	3,920

Total	13,497	2,125	3,489	2,494	5,389

Current liabilities

Financial liabilities as of 31 December 2015:

(€‘000)	Total	Less than one year	One to five years	More than five years
As of 31 December, 2015
Financial leases	675	248	427	—
Trade payables and other current liabilities	10,344	10,344	—	—

Total financial liabilities	11,019	10,592	427	—

Financial liabilities posted as of 31 December 2016:

(€‘000)	Total	Less than one year	One to five years	More than five years
As of 31 December, 2016
Bank loan	743	207	536	—
Financial leases	735	354	360	21
Trade payables and other current liabilities	9,606	9,606	—	—

Total financial liabilities	11,084	10,167	917	—

Details of current liabilities

Trade payables and other current liabilities

(€‘000)		As of 31 December
	2016	2015
Total trade payables	8,098	8,576
Other current liabilities
Social security	294	301
Payroll accruals and taxes	1,206	1,300
Other current liabilities	8	167

Total other current liabilities	1,508	1,768

Trade payables (composed of supplier’s invoices and accruals for supplier’s invoices not yet received at closing) are non-interest bearing and are normally settled on a 45-day terms.

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

Note 21: Financial instruments on balance sheet

	As of 31 December 2015
(€‘000)	Loans and receivables	Total
Assets as per balance sheet
Deposits	180	180
Trade and other receivables	549	549
Other current assets	1,358	1,358
Short term investment	7,338	7,338
Cash and cash equivalents	100,175	100,175

Total	109,600	109,600

For the financial assets as mentioned above, the carrying amount as per 31 December 2015 is a reasonable approximation of their fair value.

	As of 31 December 2015
(€‘000)	Financial liabilities at amortised cost	Total
Liabilities as per balance sheet
Finance leases	675	675
Trade payables and other current liabilities	10,344	10,344

Total	11,019	11,019

For the financial liabilities as mentioned above the carrying amount as per 31 December 2015 is a reasonable approximation of their fair value.

	As of 31 December 2016
(€‘000)	Loans and receivables	Total
Assets as per balance sheet
Deposits	311	311
Trade and other receivables	1,359	1,359
Other current assets	1,420	1,420
Short term investment	34,230	34,230
Cash and cash equivalents	48,357	48,357

Total	85,677	85,677

For the financial assets as mentioned above, the carrying amount as per 31 December 2016 is a reasonable approximation of their fair value.

	As of 31 December 2016
(€‘000)	Financial liabilities at amortized cost	Total
Liabilities as per balance sheet
Bank loans	742	742
Finance leases	735	735
Trade payables and other current liabilities	9,606	9,606

Total	11,083	11,083

For the financial liabilities as mentioned above the carrying amount as per 31 December 2016 is a reasonable approximation of their fair value.

The following table presents the group’s financial assets and liabilities that are measured at fair value at 31 December 2016:

(€‘000)	Level I	Level II	Level III	Total
Assets
	—	—	—	—

Total Assets	—	—	—	—

Liabilities
Contingent consideration	—	—	28,179	28,179
RCA’s			8,438	8,438

Total Liabilities	—	—	36,617	36,617

Fair value measurements using significant unobservable inputs (Level 3):

(€‘000)	Contingent consideration
Opening balanace at 1st January 2015	—
Acquisition of OnCyte LLC	25,529

Closing balance at 31 December 2015	25,529

Year end 2016 Fair value adjustment	1,633

CTA	1,017

Closing balance at 31 December 2016	28,179

Fair value measurements using significant unobservable inputs (Level 3):

(€‘000)	Contingent consideration
Opening balance at 1st January 2015	11,555

Liability recognition	1,392
Repayments	(529)
RCA fair value adjustment	(1,036)

Closing balance at 31 December 2015	11,382

Repayments	(842)
RCA fair value adjustment	(2,102)

Closing balance at 31 December 2016	8,438

A sensitivity analysis was performed on the main assumptions driving the fair value of the contingent consideration. The principal elements driving the fair value of the contingent liability are the discount rate, the net sales and the probabilities of success.

	Discount rate
	15,.5%	16.5%	17.5%	18.5%	19.5%
Cont. consideration (MUSD)	32.69	31.14	29.70	28.36	27.11
Impact (%)	5%	5%	—	-5%	-4%

	Sales
	80%	90%	100%	110%	120%
Cont. consideration (MUSD)	26.86	28.21	29.70	31.47	33.32
Impact (%)	-5%	-5%	—	8%	7%

	Probabilities
	98%	99%	100%	101%	102%
Cont. consideration (MUSD)	29.11	29.41	29.70	30.00	30.30
Impact (%)	-3%	-3%	—	3%	3%

A sensitivity analysis was performed on the main assumption driving the fair value of the RCA’s is presented below. The principal element driving the fair value of the RCA’s is the discount rate.

	Discount rate
	-2%	-1%	5% - 12.5%	+1%	+2%
RCA (MEUR)	9.20	8.83	8.44	8.17	7.87

Note 22: Revenues and Other operating income and expenses

(€‘000)	For the year ended 31 December
	2016	2015	2014
Recognition of non-refundable upfront payment	8,440	—	—
C-Cathez sales	83	3	146
Other	—	—	—

Total Revenues	8,523	3	146

Total revenues increased by €8.5 million over 2016. In August 2016, the Group has received a non-refundable upfront payment as a result of the ONO agreement. This upfront payment has been fully recognized upon receipt as there are no performance obligations nor subsequent deliverables associated to the payment. The non-refundable upfront payment was rather received as a consideration for the sale of license to ONO.

(€‘000)	For the year ended 31 December
	2016	2015	2014
Recoverable cash advances (RCAs)	2,704	578	3,031
Subsidies	124	412	636
Reversal accrual RCA		—	299
Change of fair value RCA	2,154	1,036	2,502
Realized gain on contribution IP into joint venture	—	(312)	312
Other	—	—	167

Total Other Operating Income	4,982	1,714	6,947

New accrual RCA	—	(1,392)	(2,534)
Change of fair value Contingent Liabilities	(1,634)	—	—
Other	(8)	—	—
Total Other operating expenses	(1,642)	(1,392)	(2,534)

Total Other Operating Income and Expenses	3,340	322	4,413

Note 23: Operating Expenses

The operating expenses are made of the next two components:

•	Research & development expenses

•	General and administrative expenses

Research and development expenses

(€‘000)	For the year ended 31 December
	2016	2015	2014
Salaries	8,160	5,785	4,235
Travel and living	577	168	249
Mayo research project	—	—	751
Preclinical studies	4,650	2,398	274
Clinical studies	4,468	6,723	4,924
Delivery systems	964	173	1
Consulting fees	791	1,842	781
IP filing and maintenance fees	799	763	351
Scale-up and automation	4,164	642	70
Rent and utilities	939	1,045	582
Depreciation and amortization	1,345	1,033	864
Other costs	817	2,196	2,783

Total Research and development expenses	27,675	22,767	15,865

General and administrative expenses

(€‘000)	For the year ended 31 December
	2016	2015	2014
Employee expenses	2,486	2,761	1,408
Share-based payment	2,847	796	1,528
Rent	791	617	315
Communication & Marketing	728	891	394
Consulting fees	2,029	1,511	741
Travel & Living	450	509	399
Post employment benefits	(24)	(45)	28
Depreciation	173	—	—
Other	265	190	203

Total General and administration	9,744	7,230	5,016

Note 24: Employee Benefit Expenses

(€‘000)	For the year ended 31 December
	2016	2015	2014
Salaries, wages and bonuses	5,994	5,181	3,113
Executive Management team compensation	2,900	1,843	1,448
Share based payments	2,847	796	1,527
Social security	1,362	1,280	889
Post employment benefits	215	202	188
Hospitalisation insurance	151	40	30
Other benefit expenses	—	0	3

Total Employee expenses	13,469	9,342	7,198

Note 25: Financial Revenues and Expenses

(€‘000)	For the year ended 31 December
	2016	2015	2014
Interest on RCA’s	53	—	—
Interest finance leases	19	10	6
Interest on overdrafts and other finance costs	37	90	16
Exchange Differences	98	135	19

Finance expenses	207	236	41

Interest income bank account	1,413	352	277
Exchange Differences	791	190	—
Finance income	2,204	542	277

Note 26: Income Tax expense

Not applicable

Note 27: Deferred taxes

The following table shows the reconciliation between the effective and theoretical tax expense at the theoretical standard Belgian tax rate of 33.99% (excluding additional contributions):

(€‘000)	For the year ended 31 December
	2016	2015
Loss before taxes	(23,606)	(29,114)
Theoretical group tax rate	33.99%	33.99%
Theoretical tax gain	8,024	9,896
Increase/decrease in tax expense arising from:
Permanent differences(1)	—	3,663
Share-based compensation	(968)	(498)
CELYAD Asia	—	(21)
Capitalization of R&D costs	83	(6,112)
Amortization of Mayo license	(201)	(75)
Amortization of patent	(28)	—
Recoverable cash advances	1,323	(371)
Depreciation of tangibles	(58)	—
Revaluation of contingent liability	(555)
Amortization of IPRD & goodwill	(5,179)
Other temporary differences	11	15
Non recognition of deferred tax assets related to statutory tax losses	(2,526)	(6,576)
Non taxable statutory losses	75	79
Effective tax gain / (expense)	—	—
Effective tax rate	—%	—%

(1)	The significant balance of permanent differences is mainly affected by transaction costs on capital increases occurred in 2015 and 2014. These transaction costs are booked in equity and are subject to a tax deduction

Unrecognized deferred tax assets:

(€‘000)	For the year ended 31 December
	2016	2015
Net loss carried forward	(83,794)	(63,863)
Opening temporary differences	(51,717)	(32,485)
Amortization of intangibles	14,806	19
Depreciation of tangibles	(171)	—
Recoverable cash advances	3,891	(1,093)
Revaluation of contingent liability	1,633	—
Capitalization of development costs	—	(18,220)
Post employment benefits	(24)	62
Total temporary differences of the period	20,135	(19,232)
Accumulated temporary differences	(31,582)	(51,717)
Total IFRS tax losses carried forward and
Deductible temporary difference (net)	(115,376)	(115,580)
Unrecognized deferred tax assets	39,370	39,286

The Group has unused tax losses carried forward that are available indefinitely for offset against future taxable profits of the Group. In addition to the net loss carried forward, the Group can benefit from additional tax benefits (notional interest deduction) which can be carry-forward until the fiscal year 2019.

(€‘000)	As of 31 December
	2016	2015	2014
Notional interest	(1,861)	(1,861)	(1,861)

The Group has a history of losses and significant uncertainty exists surrounding the Group’s ability to realise taxable profits in the near future. Therefore, the Group did not recognise any deferred tax assets in respect of these losses, unless sufficient taxable temporary differences were available by which these deferred tax assets can be offset.

The table below present the accumulated deferred tax assets and liabilities as per end of the periods.

(€‘000)	As of 31 December
	2016	2015	2014
Deferred tax assets	50,773	43,549	30,074
Deferred tax liabilities	(11,403)	(4,263)	(3,905)
Unrecognized deferred tax assets	39,370	39,286	26,169

The statutory tax rate is 33.99%. It should be noted that the Group has obtained on 14 October 2009 a tax ruling issued by the Belgian tax authorities by whom the Group is allowed to exempt 80% of all future revenues originated from patents and licences registered in the books of the Group. The tax ruling has no expiration date and will be applicable until the patents will fall in the public domain.

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

Obligations under the Terms of Other Agreements

Mayo Foundation for Medical Education and Research

Based on the terms of the second amendment of the licence agreement dated 18 October 2010, the Company is committed to the following payments:

Undirected research grants

The Company will fund research in the Field at Mayo Clinic of $1,000,000 per year for four years beginning in or after 2015, as soon as the Company has had both a first commercial sale of a Licensed Product and a positive cash flow from operations in the previous financial year. The Company will have an exclusive right of first negotiation to acquire an exclusive license to inventions that are the direct result of work carried out under these grants. In case the Company exercises its option to negotiate, but no agreement is reached within a certain period, then Mayo Clinic during the following nine-month period cannot enter into a licence with a third party.

Royalties

The Company will pay a 2% royalty (on net commercial sales by itself or its sub-licensees) to Mayo Clinic, for all of the products that absent the Mayo Licence would infringe a valid claim of a Licensed Patent (each, a “Licensed Product”), during a royalty period (on a Licensed Product-by-Licensed Product basis) beginning on the date of first commercial sale of such Licensed Product and ending on the earlier of: (i) 15 years from first commercial sale; (ii) the date on which such Licensed Product is no longer covered by a valid claim of a Licensed Patent in the territories in which it is sold; (iii) or termination of the Mayo License.

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

OnCyte LLC-Celdara Milestones

Based on the terms of the Share Purchase Agreement dated 21 January 2015, Celdara Medical LLC, former owner of OnCyte LLC, will be entitled to development and regulatory milestones, sales milestones and royalties based on the net sales generated by the Company.

On the lead program CAR-T NKR-2, Celdara Medical will be entitled to the following development and regulatory milestones;

•	$5 million when the first patient of the second cohort of the Phase I trial is enrolled[1]

•	$6 million when dosing the first patient of a Phase II trial

•	$9 million when dosing the first patient of a Phase III trial

•	$11 million when filing of the first regulatory approval of CAR-T NKR-2

•	$14 million when CAR-T NKR-2 is approved for commercialization in the US

On the other preclinical products

•	$1.5 million when a filing of an IND to the FDA

•	$4 million when dosing the first patient of a Phase II trial

•	$6 million when dosing the first patient of a Phase III trial

•	$10 million when filing of the first regulatory approval of CAR-T NKR-2

•	$15 million when CAR-T NKR-2 is approved for commercialization in the US

Sales milestones will also be due to Celdara Medical and are dependent of cumulative net sales of products developed out of the OnCyte platform:

•	$15 million when first time cumulative worldwide net sales equal to or exceed $250 million

•	$25 million when first time cumulative worldwide net sales equal to or exceed $500 million

•	$40 million when first time cumulative worldwide net sales equal to or exceed $1 billion

Company will make annual royalty payments to Celdara Medical on net sales of each product sold by the Company, its affiliates and sublicensees at the applicable rate set forth below:

•	5% of the net sales if cumulative worldwide annual net sales are less or equal to $250 million

•	6% of the net sales if cumulative worldwide annual net sales are greater than $250 million and less or equal to $500 million

•	7% of the net sales if cumulative worldwide annual net sales are greater than $500 million and less or equal to $1 billion

•	8% of the net sales if cumulative worldwide annual net sales are greater than $1 billion

[1]	Paid as of 31 December 2016

Note 29: Relationships with Third-Parties

Remuneration of key management

Key management consists of the members of the Executive Management Team and the entities controlled by any of them.

	As of 31 December
	2016	2015	2014
Number of EMT members	8	6	6

(€‘000)	For the years ended 31 December
	2016	2015	2014
Short term employee benefits[1]	816	309	270
Post employee benefits	35	6	3
Share-based compensation	1,790	561	976
Other employment costs[2]	22	4	2
Management fees	2,055	1,299	1,239

Total benefits	4,718	2,179	2,490

[1]	Include salaries, social security, bonuses, lunch vouchers
[2]	Such as Company cars

	As of 31 December
	2016	2015	2014
Number of warrants granted	180,000	5,000	17,500
Number of warrants lapsed	40,000	10,000	—
Cumulative outstanding warrants	310,725	187,225	192,225
Exercised warrants	—	—	120,000
Outstanding payables (in ‘000€)	687	537	363

Transactions with non-executive directors

	For the year ended 31 December
(€‘000)	2016	2015	2014
Share-based compensation	697	51	46
Management fees	363	89	54

Total benefits	1,060	140	100

	As of 31 December
	2016	2015	2014
Number of warrants granted	50,000	—	5,000
Number of warrants lapsed	—	—	—
Number of exercised warrants	—	5,000	10,000
Cumulative outstanding warrants	57,904	7,904	12,904
Outstanding payables (in ‘000€)	148	80	—
Shares owned	2,869,685	3,443,065	3,639,710

Transactions with shareholders

	For the years ended 31 December
(€‘000)	2016	2015	2014
Rent(1)	99	299	299
Patent costs(2)	—	93	592
Scientific collaboration(3)	—	—	754
Other	—	—	—

Total	99	392	1,645

[1]	Relate to lease paid to Biological Manufacturing Services, company controlled by Tolefi SA until April 30, 2016
[2]	Relate to Mayo License depreciation
[3]	Relate to directed research grant paid to Mayo Clinic under License Agreement

	As of 31 December
(€‘000)	2016	2015	2014
Outstanding payables	—	39	76

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

(€‘000)	As of 31 December
	2016	2015	2014
Loss of the year attributable to Equity Holders	(23,606)	(29,114)	(16,453)
Weighted average number of shares outstanding	9,313,603	8,481,583	6,750,383

Earnings per share (non-fully diluted)	(2.53)	(3.43)	(2.44)

Note 31: Events after the close of the fiscal Year

New warrant plan

In February 2017, consultants accepted in total 20,000 warrants offered in December 2016. These warrants are part of the 100,000 warrants issued by the Board of Directors held on 12 December 2016. These warrants will be vested over 2017, 2018 and 2019 and may become exercisable as early as January 2020.

Exercise of warrants issued in May 2013

Over the month of January 2017, a total of 207,250 warrants issued in May 2013 were exercised by some employees and members of the management team. As a result, 207,250 new shares were issued and the capital of the Company was increased by an amount of k€547, bringing the capital of Celyad SA to k€33,118 on February 1st 2017.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Celyad S.A.

4 April 2017	/s/ Christian Homsy
	By: Title:	Christian Homsy Chief Executive Officer (Principal Executive Officer)

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1#	Articles of Association (English translation)

2.1	Form of Deposit Agreement	F-1/A	333-204251	4.1	6-15-2015

2.2	Form of American Depositary Receipt (included in Exhibit 2.1)	F-1/A	333-204251	4.2	6-15-2015

4.1	Non-Commercial Lease Agreement, dated October 31, 2007, between Immobilière Belin 12 SA and the registrant, as amended (English translation)	F-1	333-204251	10.1	5-18-2015

4.2†	Services Agreement, dated January 7, 2008, between the registrant and Patrick Jeanmart SPRL (English translation)	F-1	333-204251	10.3	5-18-2015

4.3†	Open-Ended Employment Contract, dated April 2, 2014, between the registrant and George Rawadi (English translation)	F-1	333-204251	10.4	5-18-2015

4.4#†	Employment Contract, effective September 12, 2016 between the registrant and David Gilham

4.5#†	Open Ended Employment Contract, effective December 1, 2014 between the registrant and Dieter Hauwaerts (English Translation)

4.6†	Management Services Agreement, dated February 22, 2008, between the registrant and Christian Homsy	F-1	333-204251	10.6	5-18-2015

4.7#†	Services Agreement, effective September 1, 2016 between the registrant and NandaDevi SPRL, represented by Philippe Dechamps

4.8#†	Services Agreement, dated December 7, 2015 between the registrant and KNLC SPRL, represented by Jean-Pierre Latere Dwan’Isa

4.9#†	Services Agreement, dated August 4, 2015 between the registrant and ImXense SPRL, represented by Frederic Lehmann

4.10	Exclusive License Agreement, dated April 30, 2010, between the Trustees of Dartmouth College and Celdara Medical, LLC, as amended	F-1	333-204251	10.9	5-18-2015

4.11	Exclusive License Agreement, dated June 27, 2014, between the Trustees of Dartmouth College and Celdara Medical, LLC, as amended	F-1	333-204251	10.10	5-18-2015

4.12	Technology License Contract, dated June 4, 2007, between the registrant and Mayo Foundation for Medical Education and Research, as amended	F-1	333-204251	10.11	5-18-2015

4.13**	Stock Purchase Agreement, by and among the registrant and Celdara Medical, LLC, dated as of January 5, 2015	F-1/A	333-204251	10.12	5-29-2015

4.14**	Asset Purchase Agreement, by and among OnCyte, LLC, Celdara Medical, LLC and the registrant, dated January 21, 2015	F-1/A	333-204251	10.13	5-29-2015

4.15**	Share Purchase Agreement, by and between the registrant and Didier de Canniere and Serge Elkiner, dated as of October 31, 2014	F-1	333-204251	10.14	5-18-2015

4.16	Agreement for the Provision of Services for Production of Cardiac Cells between Biological Manufacturing Services and the registrant, dated April 11, 2011 (English translation)	F-1	333-204251	10.15	5-18-2015

4.17#	License and Collaboration Agreement between the registrant and ONO Pharmaceuticals Co., Ltd., dated July 11, 2016.

4.18†	Warrant Plans (English translation)	F-1	333-204251	10.16	5-18-2015

4.19†#	Warrant Plan 2016 (English translation)

8.1#	List of Subsidiaries of the registrant

12.1#	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2#	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

#	Filed herewith
*	Furnished herewith
†	Indicates a management contract or compensatory plan, contract or arrangement
**	Certain exhibits and schedules to these agreements have been omitted from the registration statement pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish copies of any of the exhibits and schedules to the Securities and Exchange Commission upon request.