Form 20-F
period 2017-12-31
CELYAD S.A.
filed 2018-04-06
CIK 1637890

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Christian Homsy, MD, MBA

Chief Executive Officer

Celyad SA

Rue Edouard Belin 2

1435 Mont-Saint-Guibert, Belgium

Tel: +32 10 394 100 Fax: +32 10 394 141

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, no nominal value per share	The Nasdaq Stock Market LLC
Ordinary shares, no nominal value per share*	The Nasdaq Stock Market LLC*

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

Ordinary shares, no nominal value per share: 9,867,844 as of December 31, 2017

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of ”large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐             Accelerated filer  ☒            Non-accelerated filer  ☐            Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

We own various trademark registrations and applications, and unregistered trademarks and service marks, including “CELYAD”, “C-CATHez” and our corporate logo. All other trademarks or trade names referred to in this Annual Report on Form 20-F are the property of their respective owners. Trade names, trademarks and service marks of other companies appearing in this Annual Report on Form 20-F are the property of their respective holders. Solely for convenience, the trademarks and trade names in this Annual Report on Form 20-F may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F, or Annual Report, contains forward-looking statements. All statements other than present and historical facts and conditions contained in this Annual Report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this Annual Report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the initiation, timing, progress and results of our preclinical studies and clinical trials, and our research and development programs;

•	our ability to advance drug product candidates into, and successfully complete, clinical trials;

•	our ability to successfully manufacture drug product for our clinical trials, including drug product with the desired number of T cells under our clinical trial protocols, and our ability to improve and automate these manufacturing procedures in the future;

•	our reliance on the success of our drug product candidates;

•	the timing or likelihood of regulatory filings and approvals;

•	our ability to develop sales and marketing capabilities;

•	the commercialization of our drug product candidates, if approved;

•	the pricing and reimbursement of our drug product candidates, if approved;

•	the implementation of our business model, strategic plans for our business, drug product candidates and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our drug product candidates and technology;

•	our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights and proprietary technology of third parties;

•	cost associated with enforcing or defending intellectual property infringement, misappropriation or violation; product liability; and other claims;

•	regulatory development in the United States, the European Union and other jurisdictions;

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing and ability to obtain such financing when needed;

•	the potential benefits of strategic collaboration agreements and our ability to enter into strategic arrangements;

•	our ability to maintain and establish collaborations or obtain additional grant funding;

•	the rate and degree of market acceptance of our drug product candidates, if approved;

•	our financial performance;

•	developments relating to our competitors and our industry, including competing therapies;

•	our ability to effectively manage our anticipated growth;

•	our ability to attract and retain qualified employees and key personnel;

•	our ability to build our finance infrastructure, improve our accounting systems and controls and remedy the material weakness identified in our internal control over financial reporting;

•	our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act;

•	statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and share performance;

•	our expectations regarding our passive foreign investment company, or PFIC, status;

•	the future trading price of our ADSs and our ordinary shares and impact of securities analysts’ reports on these prices; and

•	other risks and uncertainties, including those listed in the section of this Annual Report titled “Item 3.D.—Risk Factors.”

You should refer to the section of this Annual Report titled “Item 3.D.—Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Annual Report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Our consolidated audited financial statements have been prepared in accordance with IFRS, as issued by the IASB. We derived the selected statements of consolidated income (loss) data, selected statements of consolidated financial position and selected statements of consolidated cash flows, each as of December 31, 2017, 2016 and 2015 from our consolidated audited financial statements appended to this Annual Report. Our selected consolidated statements of consolidated income (loss) data, selected statements of consolidated financial position and selected statements of consolidated cash flows as of December 31, 2014 and 2013 and for the years ended December 31, 2014 and 2013 have been extracted from our audited consolidated financial statements, which are not included herein. This data should be read together with, and is qualified in its entirety by reference to, “Item 5—Operating and Financial Review and Prospects” as well as our financial statements and notes thereto appearing elsewhere in this Annual Report. Our historical results are not necessarily indicative of the results to be expected in the future.

Statement of Income (Loss) Data:

(€‘000)	For the year ended December 31
	2017	2016	2015	2014	2013
Revenues	3,540	8,523	3	146	—
Cost of sales	(515)	(53)	(1)	(115)	—
Gross profit	3,025	8,471	2	31	—
Research and development expenses	(22,908)	(27,675)	(22,766)	(15,865)	(9,046)
General and administrative expenses	(9,310)	(9,744)	(7,230)	(5,016)	(3,972)
Net other operating income	2,590	3,340	322	4,413	64
Amendment of Celdara Medical and Dartmouth College agreements	(24,341)	—	—	—	—
Write-off C-Cure and Corquest assets and derecognition of related liabilities	(1,932)	—	—	—	—
Operating loss	(52,876)	(25,609)	(29,672)	(16,437)	(12,954)
Financial income	933	2,204	542	277	60
Financial expenses	(4,454)	(207)	(236)	(41)	(1,595)
Share of loss of investments accounted for using the equity method	—	—	252	(252)	—
Loss before taxes	(56,396)	(23,612)	(29,114)	(16,453)	(14,489)
Income taxes	1	6	—	—	—
Loss for the year (1)	(56,395)	(23,606)	(29,114)	(16,453)	(14,489)

Basic and diluted loss per share (in €)	(5.86)	(2.53)	(3.43)	(2.44)	(3.53)

Weighted average number of outstanding shares	9,627,601	9,313,603	8,481,583	6,750,383	4,099,216

(1)	For 2017, 2016 and 2015, the Group does not have any non-controlling interests and the losses for the year are fully attributable to owners of the parent.

Selected Statement of Financial Position Data:

	2017	2016	2015	2014	2013
	Euro	Euro	Euro	Euro	Euro
Cash and cash equivalents	23,253	48,357	100,175	27,633	19,058
Short term investments	10,653	34,230	7,338	2,671	3,000
Total assets	77,626	138,806	159,525	43,976	32,386
Total equity	47,535	90,885	111,473	26,684	16,898
Total non-current liabilities	22,146	36,646	36,562	11,239	12,099
Total current liabilities	7,945	11,275	11,490	6,053	3,389
Total liabilities	30,091	47,922	48,052	17,292	15,488
Total equity and liabilities	77,626	138,806	159,525	43,976	32,386

Selected statements of consolidated cash flows

(€‘000)	For the year ended December 31
	2017	2016	2015	2014	2013
Net cash used in operations	(44,441)	(24,692)	(27,303)	(17,414)	(10,638)
Net cash from/(used in) investing activities	17,613	(30,157)	(10,691)	(1,768)	(3,532)
Net cash from financing activities	605	3,031	110,535	27,757	31,583
Net cash and cash equivalents at the end of the period	23,253	48,357	100,175	27,633	19,058

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

	2013	2014	2015	2016	2017
High	1.3816	1.3927	1.2015	1.1569	1.2041
Low	1.2774	1.2101	1.0524	1.0364	1.0416
Rate at end of period	1.3779	1.2101	1.0927	1.0541	1.2022
Average rate per period	1.3281	1.3297	1.1104	1.1069	1.1298

The following table sets forth, for each of the last six months, the low and high exchange rates for euros expressed in U.S. dollars and the exchange rate at the end of the month based on the noon buying rate as described above.

	October 2017	November 2017	December 2017	January 2018	February 2018	March 2018
High	1.1847	1.1936	1.2022	1.2488	1.2482	1.2440
Low	1.1580	1.1577	1.1725	1.1922	1.2211	1.2216
Rate at end of period	1.1648	1.1898	1.2022	1.2428	1.2211	1.2320

On December 29, 2017, the noon buying rate of the Federal Reserve Bank of New York for the euro was €1.00 = US$1.2022. Unless otherwise indicated, currency translations in this annual report reflect the December 29, 2017 exchange rate.

On March 30, 2018, the noon buying rate of the Federal Reserve Bank of New York for the euro was €1.00 = $1.2320.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this Annual Report and in our other filings with the U.S. Securities and Exchange Commission, or the SEC, including the following risk factors which we face and which are faced by our industry. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. See “Special Note Regarding Forward-Looking Statements” above.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred losses in each period since our inception and anticipate that we will continue to incur losses for the foreseeable future.

We are not profitable and have incurred losses in each period since its inception. For the years ended December 31, 2017 and 2016, we incurred a loss for the year of €56.4 million and €23.6 million, respectively. As of December 31, 2017, we had an accumulated deficit of €180.4 million. We expect these losses to increase as we continue to incur significant research and development and other expenses related to our ongoing operations, continue to advance our drug product candidates through preclinical studies and clinical trials, seek regulatory approvals for our drug product candidates, scale-up manufacturing capabilities and hire additional personnel to support the development of our drug product candidates and to enhance our operational, financial and information management systems.

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

Our operations have required substantial amounts of cash since inception. We expect to continue to spend substantial amounts to continue the clinical development of our drug product candidates, including our ongoing and planned clinical trials for CYAD-01 (CAR-T-NKG2D) and any of our future drug product candidates. If approved, we will require significant additional amounts in order to launch and commercialize our drug product candidates.

As of December 31, 2017, we had €23.3 million in cash and cash equivalents and €10.7 million in short-term investments.

We believe that our existing cash and cash equivalents and short-term investments, will be sufficient to fund our operations at least until the end of the first quarter of 2019. However, changing circumstances may cause us to increase our spending significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. We may require additional capital for the further development and commercialization of our drug product candidates and may need to raise additional funds sooner if we choose to expand more rapidly than we presently anticipate.

We cannot be certain that additional funding will be available on acceptable terms, or at all. We have no committed source of additional capital and if we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of our drug product candidates or other research and development initiatives. Our licenses may also be terminated if we are unable to meet the payment obligations under the agreements. We could be required to seek collaborators for our drug product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available or relinquish or license on unfavorable terms our rights to our drug product candidates in markets where we otherwise would seek to pursue development or commercialization ourselves. Any these events could significantly harm our business, prospects, financial condition and results of operations and cause the price of our ADSs or ordinary shares to decline.

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

Risks Related to Product Development, Regulatory Approval and Commercialization

We are heavily dependent on the regulatory approval of CYAD-01 in the United States and Europe, and subsequent commercial success of CYAD-01, both of which may never occur.

We are a clinical-stage biopharmaceutical company with no products approved by regulatory authorities or available for commercial sale. We have generated limited revenue to date and do not expect to generate any revenue from product sales for the foreseeable future. As a result, our future success is currently dependent upon the regulatory approval and commercial success of CYAD-01 in one or more of the indications for which we intend to seek approval. Our ability to generate revenues in the near term will depend on our ability to obtain regulatory approval and successfully commercialize CYAD-01 on our own in the United States, the first country in which we intend to seek approval for CYAD-01. We may experience delays in obtaining regulatory approval in the United States for CYAD-01, if it is approved at all, and the price of our ordinary shares and/or ADSs may be negatively impacted. Even if we receive regulatory approval, the timing of the commercial launch of CYAD-01 in the United States is dependent upon a number of factors, including, but not limited to, hiring sales and marketing personnel, pricing and reimbursement timelines, the production of sufficient quantities of commercial drug product and implementation of marketing and distribution infrastructure.

In addition, we have incurred and expect to continue to incur significant expenses as we continue to pursue the approval of CYAD-01 in the United States, Europe and elsewhere. We plan to devote a substantial portion of our effort and financial resources in order to continue to grow our operational capabilities. This represents a significant investment in the clinical and regulatory success of CYAD-01, which is uncertain. The success of CYAD-01, if approved, and revenue from commercial sales, will depend on several factors, including:

•	execution of an effective sales and marketing strategy for the commercialization of CYAD-01;

•	acceptance by patients, the medical community and third-party payors;

•	our success in educating physicians and patients about the benefits, administration and use of CYAD-01;

•	the incidence and prevalence of the indications for which our CYAD-01 drug product candidate is approved in those markets in which CYAD-01 is approved;

•	the prevalence and severity of side effects, if any, experienced by patients treated with CYAD-01;

•	the availability, perceived advantages, cost, safety and efficacy of alternative treatments, including potential alternate treatments that may currently be available or in development or may later be available or in development or approved by regulatory authorities;

•	successful implementation of our manufacturing processes that we plan to include in a future biologics license application and production of sufficient quantities of commercial drug product;

•	maintaining compliance with regulatory requirements, including current good manufacturing practices, or cGMPs, good laboratory practices, or GLPs, and good clinical practices, or GCPs; and

•	obtaining and maintaining patent, trademark and trade secret protection and regulatory exclusivity and otherwise protecting our rights in our intellectual property portfolio.

We may also fail in our efforts to develop and commercialize future drug product candidates, including CYAD-101 (the allogeneic version of our CYAD-01 drug product candidate). If this were to occur, we would continue to be heavily dependent on the regulatory approval and successful commercialization of CYAD-01, our development costs may increase and our ability to generate revenue or profits, or to raise additional capital, could be impaired.

Our THINK trial is ongoing and not complete. Initial success in our ongoing clinical trial may not be indicative of results obtained when this trial is completed. Furthermore, success in early clinical trials may not be indicative of results obtained in later trials.

Our clinical experience with our lead drug product candidate CYAD-01 is limited. We have treated a small number of patients as of the date of this Annual Report. In particular, the results of the CM-CS1 trial and the interim results of the THINK trial should not be relied upon as evidence that our ongoing or future clinical trials will succeed. Trial designs and results from previous or ongoing trials are not necessarily predictive of future clinical trial results, and initial or interim results may not continue or be confirmed upon completion of the trial. These data, or other positive data, may not continue or occur for these patients or for any future patients in our ongoing or future clinical trials, and may not be repeated or observed in ongoing or future trials involving our drug product candidates. There are limited data concerning long-term safety and efficacy following treatment with CYAD-01. Our drug product candidates may fail to show the desired safety and efficacy in later stages of clinical development despite having successfully advanced through initial clinical trials. There can be no assurance that any of these trials will ultimately be successful or support further clinical advancement or regulatory approval of CYAD-01 or other drug product candidates.

There is a high failure rate for drugs and biologics proceeding through clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in later stage clinical trials even after achieving promising results in earlier stage clinical trials. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, regulatory delays or rejections may be encountered as a result of many factors, including changes in regulatory policy during the period of product development.

In previous clinical trials involving T cell-based immunotherapies, some patients experienced serious adverse events. Our lead drug product candidate CYAD-01 may demonstrate a similar effect or have other properties that could halt its clinical development, prevent its regulatory approval, limit its commercial potential, or result in significant negative consequences.

In previous and ongoing clinical trials involving CAR-T cell products by other companies or academic researchers, many patients experienced side effects such as neurotoxicity and cytokine release syndrome, or CRS, which have in some cases resulted in clinical holds in ongoing clinical trials of CAR-T drug product candidates. There have been life threatening events related to severe neurotoxicity and CRS, requiring intense medical intervention such as intubation or pressor support, and in several cases, resulted in death. Severe neurotoxicity is a condition that is currently defined clinically by cerebral edema, confusion, drowsiness, speech impairment, tremors, seizures, or other central nervous system side effects, when such side effects are serious enough to lead to intensive care. In some cases, severe neurotoxicity was thought to be associated with the use of certain lymphodepletion preconditioning regimens used prior to the administration of the CAR-T cell products. CRS is a condition that is currently defined clinically by certain symptoms related to the release of cytokines, which can include fever, chills, low blood pressure, when such side effects are serious enough to lead to intensive care with mechanical ventilation or significant vasopressor support. The exact cause or causes of CRS and severe neurotoxicity in connection with treatment of CAR-T cell products is not fully understood at this time. In addition, patients have experienced other adverse events in these studies, such as a reduction in the number of blood cells (in the form of neutropenia, thrombocytopenia, anemia or other cytopenias), febrile neutropenia, chemical laboratory abnormalities (including elevated liver enzymes), and renal failure.

Undesirable side effects caused by our CYAD-01 drug product candidate or other T cell-based immunotherapy drug product candidates, could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authorities. Results of our trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete the trials or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff, as toxicities resulting from T cell-based immunotherapies are not normally encountered in the general patient population and by medical personnel. We expect to have to train medical personnel regarding our T cell-based immunotherapy drug product candidates to understand their side effects for both our planned clinical trials and upon any commercialization of any T cell-based immunotherapy drug product candidates. Inadequate training in recognizing or managing the potential side effects of T cell-based immunotherapy drug product candidates could result in patient deaths. Any of these occurrences could have a material adverse effect on our business, financial condition and prospects.

Our CYAD-01 drug product candidate is a new approach to cancer treatment that presents significant challenges.

We have concentrated our research and development efforts on cell-based immunotherapy technology, and our future success is highly dependent on the successful development of cell-based immunotherapies in general and in particular our approach using NKG2D receptor ligands, an activating receptor of NK cells. We cannot be sure that our T cell immunotherapy technologies will yield satisfactory products that are safe and effective, scalable or profitable.

Our approach to cancer immunotherapy and cancer treatment generally poses a number of challenges, including:

•	obtaining regulatory approval from the FDA and other regulatory authorities that have very limited experience with the commercial development of genetically modified T cell therapies for cancer;

•	developing and deploying consistent and reliable processes for engineering a patient’s T cells ex vivo and infusing the engineered T cells back into the patient;

•	preconditioning patients with chemotherapy or other product treatments in conjunction with delivering each of our drug product candidates, which may increase the risk of adverse side effects;

•	educating medical personnel regarding the potential side effect profile of each of our drug product candidates, such as the potential adverse side effects related to cytokine release or neurotoxicity;

•	developing processes for the safe administration of these drug product candidates, including long-term follow-up for all patients who receive our drug product candidates;

•	sourcing clinical and, if approved, commercial supplies for the materials used to manufacture and process our drug product candidates;

•	developing a manufacturing process and distribution network with a cost of goods that allows for an attractive return on investment;

•	establishing sales and marketing capabilities after obtaining any regulatory approval to gain market acceptance, and obtaining adequate coverage, reimbursement, and pricing by third-party payors and government authorities; and

•	developing therapies for types of cancers beyond those addressed by our current drug product candidates.

Additionally, because our technology involves the genetic modification of patient cells ex vivo using a virus, we are subject to many of the challenges and risks that gene therapies face, including:

•	Regulatory requirements governing gene and cell therapy products have changed frequently and may continue to change in the future. To date, only two products that involve the genetic modification of patient cells have been approved in the United States.

•	In the event of improper insertion of a gene sequence into a patient’s chromosome, genetically modified products could lead to lymphoma, leukemia or other cancers, or other aberrantly functioning cells.

•	Although our viral vectors are not able to replicate, there is a risk with the use of retroviral or lentiviral vectors that they could lead to new or reactivated pathogenic strains of virus or other infectious diseases.

•	The FDA recommends a 15 year follow-up observation period for all patients who receive treatment using gene therapies, and we may need to adopt such an observation period for our drug product candidates.

•	Clinical trials using genetically modified cells conducted at institutions that receive funding for recombinant DNA research from the National Institutes of Health, are subject to review by the Recombinant DNA Advisory Committee (RAC). Although the FDA decides whether individual protocols may proceed, the RAC review process can impede the initiation of a clinical trial, even if the FDA has reviewed the study and approved its initiation.

Moreover, public perception of therapy safety issues, including adoption of new therapeutics or novel approaches to treatment, may adversely influence the willingness of subjects to participate in clinical trials, or if approved, of physicians to subscribe to the novel treatment mechanics. Physicians, hospitals and third-party payors often are slow to adopt new products, technologies and treatment practices that require additional upfront costs and training. Physicians may not be willing to undergo training to adopt this novel and personalized therapy, may decide the therapy is too complex to adopt without appropriate training and may choose not to administer the therapy. Based on these and other factors, hospitals and payors may decide that the benefits of this new therapy do not or will not outweigh its costs.

We have limited experience with our new monoclonal antibody manufacturing process, and there can be no guarantee that we will be able to consistently produce the required number of T cells in our drug product candidate.

The manufacturing processes for our CYAD-01 drug product candidate is complex. We recently modified the manufacturing process we use to manufacture our CYAD-01 drug product candidate, with the objective of increasing the yield of T cell expansion in the drug product candidate we produce. However, there can be no assurance that we will be successful in improving the yield of T cell expansion, or that drug product candidates manufactured using this process will have similar or improved safety and clinical activity compared to drug product candidates manufactured using our prior manufacturing process.

Until recently, our CYAD-01 drug product candidate was manufactured using a process, which we refer to as the LY process, intended to reduce the co-expression of NKG2D and stress ligands induced by the manufacturing process. However, this reduction of the co-expression was not sufficient, especially at higher doses, and yielded a higher than anticipated fratricide effect; that is, the expressed T cells in the drug product candidate would kill each other or kill themselves. As a result, the LY process failed to consistently produce the required number of T cells in the drug product candidate, resulting in some cases our inability to manufacture drug product candidate consistent with the protocol for our THINK trial. All 15 patients treated in the THINK trial as of December 31, 2017 were treated with drug product candidate manufactured using the LY process. Of these 15 patients, 10 were dosed at the per-protocol intended dose and five were treated at a dose lower than the per-protocol intended dose due to our inability to obtain sufficient cell numbers in the drug product candidate using this manufacturing method. Of the 10 patients dosed at the per-protocol intended dose, we observed clinical activity in six patients, ranging from stable disease, or SD, to complete response, or CR. However, no signs of clinical activity were shown in patients treated with a dose lower than the per-protocol intended dose.

In response to these manufacturing challenges, we modified the manufacturing process to include a monoclonal antibody, or mAb, that inhibits NKG2D expression on the T cell surface during production. We believe that this method will enable us to consistently manufacture our drug product candidate with significantly higher cell numbers than the LY process. Although we have evaluated this new manufacturing process in both in vivo and ex vivo models in order to demonstrate reproducibility and comparability, and our THINK protocol has been amended for this new approach, there can be no assurance that drug product candidates manufactured using this process will enable us to consistently manufacture drug product candidates with the required number of T cells or that such drug product candidates will have similar or improved safety and clinical activity compared to drug product candidates manufactured using our prior manufacturing process. We have limited experience with this approach. If we fail to consistently manufacture drug product candidate with the required number of T cells we may not observe signs of clinical activity in our THINK clinical trial, which would adversely affect our clinical development, potential approval and commercial viability of our drug product candidate.

The first patient in our THINK trial to be administered drug product candidate manufactured using the mAb process was treated in late January 2018. As of the date of this Annual Report, four patients have been dosed using the new process. To date, no critical safety issues related to the cell therapy have been reported. There can be no assurance that drug product candidate manufactured using the mAb process will have similar or improved safety and clinical activity compared to drug product candidate manufactured using the LY manufacturing process.

In addition, we may develop additional process changes in the future, as we seek to advance our drug product candidates through the clinic and prepare for a potential commercial launch. In some circumstances, changes in the manufacturing process may require us to perform additional comparability studies or to collect additional clinical data from patients prior to undertaking additional clinical studies or filing for regulatory approval. These requirements may lead to delays in our clinical development and commercialization plans as well as potential increased costs.

We have not yet finalized our clinical development program for CYAD-01 in AML and CRC. The FDA and comparable foreign regulators may not agree with our proposed protocols for these clinical trials, which could result in delays.

We are still considering the clinical development program for CYAD-01 in AML and CRC. Prior to initiating new clinical trials for our drug product candidates, we are required to submit clinical trial protocols for these trials to the FDA and comparable foreign regulators in other jurisdictions where we plan to undertake clinical trials. We may not reach agreement with these regulators, or there may be a delay in reaching agreement. These regulators may want to see additional clinical or preclinical data regarding our CYAD-01 drug product candidate before we initiate new clinical trials. Any of these decisions could have a material adverse effect on our expected clinical and regulatory timelines, business, prospects, financial condition and results of operations.

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

In addition, our clinical trials will compete with other clinical trials for drug product candidates that are in the same therapeutic areas as our drug product candidates, and this competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Because the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites. Moreover, because our drug product candidates represent a departure from more commonly used methods for ischemic heart failure and cancer treatment, potential patients and their doctors may be inclined to use conventional therapies, rather than enroll patients in our clinical trials.

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

We may seek a Breakthrough Therapy Designation for some of our drug product candidates. A breakthrough therapy is defined as a product that is intended, alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drug product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drug product candidates designated as breakthrough therapies by the FDA may also be eligible for accelerated approval.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe one of our drug product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a Breakthrough Therapy Designation for a drug product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our drug product candidates qualify as breakthrough therapies, the FDA may later decide that the drug product candidates no longer meet the conditions for designation.

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

Manufacturers and manufacturers’ facilities are required to comply with extensive FDA, and comparable foreign regulatory authority, requirements, including ensuring that quality control and manufacturing procedures conform to current Good Manufacturing Practices, or cGMP, and in certain cases current Good Tissue Practices, or cGTP, regulations. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance, to the extent applicable, with cGMP and adherence to commitments made in any BLA, other marketing application, and previous responses to inspection observations. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, and quality control.

Any regulatory approvals that we receive for our drug product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials and surveillance to monitor the safety and efficacy of the drug product candidate. The FDA may also require a REMS program as a condition of approval of our drug product candidates, which could entail requirements for long-term patient follow-up, a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves our drug product candidates, we will have to comply with requirements including submissions of safety and other post-marketing information and reports, establishment registration, as well as continued compliance with cGMPs and GCPs for any clinical trials that we conduct post-approval.

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

Successful sales of our drug product candidates, if approved, depend on the availability of adequate coverage and reimbursement from third-party payors. In addition, because our drug product candidates represent novel approaches to the treatment of cancer, we cannot accurately estimate the potential revenue from our drug product candidates. Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors are critical to new product acceptance.

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

In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. As a result, obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of our products on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement will be obtained. Even if we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate for us to achieve or sustain profitability or may require co-payments that patients find unacceptably high. Moreover, one payor’s decision to cover a particular drug product or service does not ensure that other payors will also provide coverage for the medical product or service, or will provide coverage at an adequate reimbursement rate. Additionally, third-party payors may not cover, or provide adequate reimbursement for, long-term follow-up evaluations required following the use of our products. Patients are unlikely to use our drug product candidates unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our drug product candidates. Because our drug product candidates have a higher cost of goods than conventional therapies, and may require long-term follow up evaluations, the risk that coverage and reimbursement rates may be inadequate for us to achieve profitability may be greater.

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

Third-party payors, whether domestic or foreign, or governmental or private, are developing increasingly sophisticated methods of controlling healthcare costs. In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could impact our ability to sell our products profitably. In particular, in 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or the ACA, was enacted, which, among other things, subjected biologic products to potential competition by lower-cost biosimilars, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program, extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations, subjected manufacturers to new annual fees and taxes for certain branded prescription drugs, and provided incentives to programs that increase the federal government’s comparative effectiveness research. Some of the provisions of the Affordable Care Act have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges. On January 20, 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the Affordable Care Act to waive, defer, grant exemptions from, or delay the implementation of any provision of the Affordable Care Act that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. On October 13, 2017, President Trump signed an Executive Order terminating the cost-sharing subsidies that reimburse insurers under the ACA. Several state Attorneys General filed suit to stop the administration from terminating the subsidies, but their request for a restraining order was denied by a federal judge in California on October 25, 2017. In addition, CMS has recently proposed regulations that would give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces. Congress may consider other legislation to replace elements of the ACA.

The Tax Cuts and Jobs Act of 2017, or TCJA, includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” Additionally, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plan, the annual fee imposed on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device exercise tax on non-exempt medical devices. Further, the Bipartisan Budget Act of 2018, or the BBA, among other things, amends the ACA, effective January 1, 2019, to reduce the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” Congress also could consider subsequent legislation to replace elements of the Affordable Care Act that are repealed. Thus, the full impact of the Affordable Care Act, any law replacing elements of it, and the political uncertainty surrounding any repeal or replacement legislation on our business remains unclear.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013, and will remain in effect through 2027 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012, was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

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

Our drug product candidates are biologics and the process of manufacturing our products is complex, highly-regulated and subject to multiple risks. The manufacture of our drug product candidates involves complex processes, including harvesting cells from patients, selecting and expanding certain cell types, engineering or reprogramming the cells in a certain manner to create CAR-T NKR cells, expanding the cell population to obtain the desired dose, and ultimately infusing the cells back into a patient’s body. As a result of the complexities, the cost to manufacture our drug product candidates, is higher than traditional small molecule chemical compounds, and the manufacturing process is less reliable and is more difficult to reproduce. Our manufacturing process is susceptible to product loss or failure due to logistical issues associated with the collection of blood cells, or starting material, from the patient, shipping such material to the manufacturing site, shipping the final product back to the patient, and infusing the patient with the product, manufacturing issues associated with the differences in patient starting materials, interruptions in the manufacturing process, contamination, equipment or reagent failure, improper installation or operation of equipment, vendor or operator error, inconsistency in cell growth, and variability in product characteristics. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions. If for any reason we lose a patient’s starting material or later-developed product candidate at any point in the process, the manufacturing process for that patient will need to be restarted and the resulting delay may adversely affect that patient’s outcome. If microbial, viral, or other contaminations are discovered in our drug product candidates or in the manufacturing facilities in which our drug product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. Because our drug product candidates are manufactured for each particular patient, we are required to maintain a chain of identity with respect to materials as they move from the patient to the manufacturing facility, through the manufacturing process, and back to the patient. Maintaining such a chain of identity is difficult and complex, and failure to do so could result in adverse patient outcomes, loss of product, or regulatory action including withdrawal of our products from the market. Further, as drug product candidates are developed through preclinical to late stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause our drug product candidates to perform differently and affect the results of ongoing clinical trials or other future clinical trials.

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

We face competition both in the United States and internationally, including from major multinational pharmaceutical companies, biotechnology companies and universities and other research institutions. In addition, many universities and private and public research institutes are active in our target disease areas. As of the date of this Annual Report, our main competitors for CYAD-01 and our other NKR-T cell product candidates include Bellicum Pharmaceuticals, Inc., Bluebird bio, Inc., Celgene Corporation, Cellectis S.A., Gilead Sciences Inc., Mustang Bio, Novartis AG, NantKwest Inc and Ziopharm Oncology, Inc.

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

We rely on contract research organizations, or CROs, clinical investigators and clinical trial sites to ensure our clinical trials are conducted properly and on time. While we will have agreements governing their activities, we will have limited influence over their actual performance. We will control only certain aspects of our CROs’ activities. Nevertheless, we will be responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on the CROs does not relieve us of our regulatory responsibilities.

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

We are dependent on patents, know-how, and proprietary technology, both our own and licensed from others. We license technology from the Trustees of Dartmouth College, or Dartmouth College. Dartmouth College may terminate our license, if we fail to meet a milestone within the specified time period, unless we pay the corresponding milestone payment. Dartmouth College may terminate either the license in the event we default or breach any of the provisions of the applicable license, subject to 30 days’ prior notice and opportunity to cure. In addition, the license automatically terminates in the event we become insolvent, make an assignment for the benefit of creditors or file, or have filed against us, a petition in bankruptcy. Furthermore, Dartmouth College may terminate our license, after April 30, 2024, if we fail to meet the specified minimum net sales obligations for any year, unless we pay to Dartmouth College the royalty we would otherwise be obligated to pay had we met such minimum net sales obligation. Any termination of this license could result in the loss of significant rights and could harm our ability to commercialize our drug product candidates. Disputes may also arise between us and our licensor regarding intellectual property subject to a license agreement, including those relating to:

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

The patent application process is expensive and time-consuming, and we and our current or future licensors and licensees may not be able to apply for or prosecute patents on certain aspects of our drug product candidates or deliver technologies at a reasonable cost, in a timely fashion, or at all. It is also possible that we or our current licensor, or any future licensors or licensees, will fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, our patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. It is possible that defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, such as with respect to proper priority claims, inventorship, claim scope or patent term adjustments. Under our existing license agreement with Dartmouth College, we have the right, but not the obligation, to enforce our licensed patents. If our current licensor, or any future licensors or licensees, are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised and we might not be able to prevent third parties from making, using, and selling competing products. If there are material defects in the form or preparation of our patents or patent applications, such patents or applications may be invalid and unenforceable. Moreover, our competitors may independently develop equivalent knowledge, methods, and know-how. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business, financial condition and operating results.

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

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. For example, a 2017 report from the Office of the United States Trade Representative identified a number of countries, including India and China, where challenges to the procurement and enforcement of patent rights have been reported. Several countries, including India and China, have been listed in the report every year since 1989. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

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

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves, both technological and legal complexity, and is therefore costly, time-consuming, and inherently uncertain. Numerous recent changes to the patent laws and proposed changes to the rules of the USPTO may have a significant impact on our ability to protect our technology and enforce our intellectual property rights. For example, the Leahy-Smith America Invents Act, or AIA, enacted in 2011 involves significant changes in patent legislation. An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned to a ‘‘first-to-file’’ system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. A third party that files a patent application with the USPTO after that date but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by the third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application.

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

In addition, recent court rulings in cases such as Association for Molecular Pathology v. Myriad Genetics, Inc. (Myriad I); BRCA1- & BRCA2-Based Hereditary Cancer Test Patent Litig. (Myriad II); and Promega Corp. v. Life Technologies Corp. have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. For example, in Assoc. for Molecular Pathology v. Myriad Genetics, Inc., the U.S. Supreme Court held that certain claims to naturally-occurring substances are not patentable. Although we do not believe that any of the patents owned or licensed by us will be found invalid based on this decision, we cannot predict how future decisions by the courts, the U.S. Congress, or the USPTO may impact the value of our patents.

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

As of December 31, 2017, we employed 70 full-time employees, seven part-time employees (75.4 full time equivalent employees) and 10 senior managers under management services agreements. As our drug product candidates move into later stage clinical development and towards commercialization, we must add a significant number of additional managerial, operational, sales, marketing, financial, and other personnel. Future growth will impose significant added responsibilities on members of management, including:

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

If we engage in future acquisitions or strategic collaborations, this may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

We may evaluate various acquisitions and strategic collaborations, including licensing or acquiring complementary products, intellectual property rights, technologies, or businesses. Any potential acquisition or strategic collaboration may entail numerous risks, including:

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

In addition, we may be subject to health information privacy and security regulation of the European Union, the United States and other jurisdictions in which we conduct our business. For example, the laws that may affect our ability to operate include:

•	the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, either the referral of an individual, or the purchase or recommendation of an item or service for which payment may be made under a federal healthcare program, such as the Medicare and Medicaid programs;

•	U.S. federal civil and criminal false claims laws and civil monetary penalty laws, including the federal False Claims Act, which impose criminal and civil penalties against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•	the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created federal criminal statutes that prohibit, among other things, executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

•	HIPAA, as amended by the Health Information Technology and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose certain obligations, including mandatory contractual terms, on covered healthcare providers, health plans, and healthcare clearinghouses, as well as their business associates, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•	the federal Open Payments Program that was created under the ACA (also known as the Sunshine Act), which requires certain manufacturers of covered pharmaceutical drugs, biologics, devices and medical supplies to track and report annually all payments or other transfers of value provided to physicians and teaching hospitals and certain ownership and investment interests held by physicians or their family members in applicable manufacturers and group purchasing organizations; and

•	analogous state and laws and regulations in other jurisdictions, such as state anti-kickback and false claims laws, which may be broader in scope and also apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and state and laws in other jurisdiction governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

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

We identified material weaknesses in connection with our internal control over financial reporting. Although we are taking steps to remediate these material weaknesses, we may not be successful in doing so in a timely manner, or at all, and we may identify other material weaknesses.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2017, our management and independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. We have a limited number of personnel in our finance department. The limited number of personnel does not (i) enable effective and proper segregation of duties, (ii) allow for appropriate monitoring of financial reporting matters and internal control over financial reporting, and (iii) allow an effective application and tracking of our current policies and procedures with respect to the review, supervision and monitoring of our accounting and reporting functions. As a result, a number of adjustments to our consolidated financial statements were identified and made during the course of the audit.

A material weakness is a deficiency, or combination of deficiencies, such that there is reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis by our employees.

See “Item 15—Controls and Procedures” of this Annual Report for further discussion of management’s assessment of the ineffectiveness of our internal control over financial reporting. Section 404 of the Sarbanes-Oxley Act requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2016. However, until we cease to be an “emerging growth company,” as that term is defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, our independent registered public accounting firm will not be required to attest to and report on the effectiveness of our internal control over financial reporting. As such, our independent registered public accounting firm has not been engaged to express, nor have they expressed, an opinion on the effectiveness of our internal control over financial reporting. Had our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional control deficiencies may have been identified by our independent registered public accounting firm, they may have identified additional control deficiencies that could have also represented one or more material weaknesses. We continue to take several remedial actions to address our material weaknesses. In particular, we plan to design, draft and implement an overall, formalized framework and common policies and procedures for financial consolidation and reporting, with the objective of having such policies and procedures effective by mid-year 2018.

Assessing our procedures to improve our internal control over financial reporting is an ongoing process. We can provide no assurance that our remediation efforts described herein will be successful and that we will not have material weaknesses in the future. Any material weaknesses we identify could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to remedy the material weaknesses and conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of the ADSs could decline, and we could be subject to sanctions or investigations by the NASDAQ Stock Market, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

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

As from the inception of our company until December 31, 2017, we have received recoverable cash advances, grants and subsidies totaling €24.5 million, to support various research programs from the Walloon Region, or the Region. The support has been granted in the form of recoverable cash advances, or RCAs, and subsidies.

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

On December 22, 2017, we have notified the Walloon Region of our decision not to exploit the results of the C-Cure program. As a result and as per contractual terms, we proposed to transfer to the Region the research data and intellectual property rights associated with the research and developments projects co-financed. As of the date of this report, the Region has not yet notified us of its decision to take back the research data and intellectual property rights.

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

As of December 31, 2017, we had cash and cash equivalents of €23.3 million and short-term investments of €10.7 million. We historically have invested substantially all of our available cash and cash equivalents in corporate bank accounts. Pending their use in our business, we may invest the net proceeds of the global offering in investments that may include corporate bonds, commercial paper, certificates of deposit and money market funds. These investments may be subject to general credit, liquidity, and market and interest rate risks. We may realize losses in the fair value of these investments or a complete loss of these investments, which would have a negative effect on our financial statements.

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

The trading price of the ADSs has fluctuated, and is likely to continue to fluctuate, substantially. The trading price of the ADSs depends on a number of factors, many of which are beyond our control and may not be related to our operating performance, including, among others:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	competition from existing products or new products that may emerge;

•	announcements by us, our partners or our competitors of significant acquisitions, strategic collaborations, joint ventures, collaborations, or capital commitments;

•	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

•	issuance of new or updated research or reports by securities analysts;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	additions or departures of key management or scientific personnel;

•	disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

•	changes to coverage policies or reimbursement levels by commercial third-party payors and government payors and any announcements relating to coverage policies or reimbursement levels;

•	announcement or expectation of additional debt or equity financing efforts;

•	sales of the ADSs or ordinary shares by us, our insiders or our other shareholders; and

•	general economic and market conditions.

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

Our ordinary shares currently trade on Euronext Brussels and Euronext Paris in euros, while the ADSs trade on NASDAQ in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and the euro may result in differences between the value of the ADSs and the value of our ordinary shares, which may result in heavy trading by investors seeking to exploit such differences. In addition, as a result of fluctuations in the exchange rate between the U.S. dollar and the euro, the U.S. dollar equivalent of the proceeds that a holder of the ADSs would receive upon the sale in Belgium of any ordinary shares withdrawn from the depositary upon calculation of the corresponding ADSs and the U.S. dollar equivalent of any cash dividends paid in euros on our ordinary shares represented by the ADSs could also decline.

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

Any dividends or other distributions we make to shareholders will, in principle, be subject to withholding tax in Belgium at a rate of 30%, except for shareholders which qualify for an exemption of withholding tax such as, among others, qualifying pension funds or a company qualifying as a parent company within the meaning of the Council Directive (90/435/EEC) July 23, 1990, known as the Parent-Subsidiary Directive, or that qualify for a lower withholding tax rate or an exemption by virtue of a tax treaty. Various conditions may apply and shareholders residing in countries other than Belgium are advised to consult their advisers regarding the tax consequences of dividends or other distributions made by us. Our shareholders residing in countries other than Belgium may not be able to credit the amount of such withholding tax to any tax due on such dividends or other distributions in any other country than Belgium. As a result, such shareholders may be subject to double taxation in respect of such dividends or other distributions. Belgium and the United States have concluded a double tax treaty concerning the avoidance of double taxation, or the U.S.-Belgium Tax Treaty. The U.S.-Belgium Tax Treaty reduces the applicability of Belgian withholding tax to 15%, 5% or 0% for U.S. taxpayers, provided that the U.S. taxpayer meets the limitation of benefits conditions imposed by the U.S.-Belgium Tax Treaty. The Belgian withholding tax is generally reduced to 15% under the U.S.-Belgium Tax Treaty. The 5% withholding tax applies in case where the U.S. shareholder is a company which holds at least 10% of the shares in the company. A 0% Belgian withholding tax applies when the shareholder is a company which has held at least 10% of the shares in the company for at least 12 months, or is, subject to certain conditions, a U.S. pension fund. The U.S. shareholders are encouraged to consult their own tax advisers to determine whether they can invoke the benefits and meet the limitation of benefits conditions as imposed by the U.S.-Belgium Tax Treaty.

We believe that we were a PFIC for the 2015 taxable year and in prior taxable years, but that we likely were not a PFIC for our 2016 or 2017 taxable years. It is uncertain whether we will be a PFIC for the 2018 taxable year or in future taxable years. Our status as a PFIC is a fact intensive determination and we cannot provide any assurances regarding our PFIC status for past, current or future taxable years. U.S. holders of the ADSs may suffer adverse tax consequences if we are characterized as a PFIC for any taxable year.

Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company (PFIC), for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. If we are characterized as a PFIC, U.S. holders of the ADSs may suffer adverse tax consequences, including having gains realized on the sale of the ADSs treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on the ADSs by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of sales of the ADSs.

Our status as a PFIC will depend on the composition of our income, including the receipt of milestones, and the composition and value of our assets (which may be determined in large part by reference to the market value of the ADSs and ordinary shares, which may be volatile) from time to time.

We believe we were a PFIC in our 2015 taxable year and in prior taxable years, but that we likely were not a PFIC for our 2016 or 2017 taxable years. With respect to our 2018 taxable year and possibly future taxable years, it is uncertain whether we will be a PFIC based upon the expected value of our assets, including any goodwill, and the expected composition of our income and assets. Our status as a PFIC is a fact intensive determination made on an annual basis and we cannot provide any assurances regarding our PFIC status for past, current or future taxable years.

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

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find the ADSs or the ordinary shares less attractive because we may rely on these exemptions. If some investors find the ADSs or the ordinary shares less attractive as a result, there may be a less active trading market for the ADSs or the ordinary shares and the price of the ADSs or the ordinary shares may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of (1) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (3) the issuance, in any three-year period, by our company of more than $1.0 billion in non-convertible debt securities held by non-affiliates; and (4) December 31, 2020. We may choose to take advantage of some but not all of these exemptions.

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

As a foreign private issuer listed on NASDAQ, we are subject to corporate governance listing standards. However, rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in Belgium, which is our home country, may differ significantly from corporate governance listing standards. For example, neither the corporate laws of Belgium nor our articles of association require a majority of our directors to be independent and we could include non-independent directors as members of our Nomination and Remuneration Committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Currently, we intend to follow home country practice to the maximum extent possible. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers. See “Item 16G—Corporate Governance.”

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2018. In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents and more than 50% of the members of our executive management team or members of our board of directors are residents or citizens of the United States, we could lose our foreign private issuer status.

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, rather than IFRS, and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion of our financial statements to U.S. GAAP could involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

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

Tax law changes could adversely affect our shareholders and our business and financial condition.

We and our subsidiaries are subject to income and other taxes in Belgium, the United States, and other tax jurisdictions throughout the world. Tax laws and rates in these jurisdictions are subject to change. Our financial condition can be impacted by a number of complex factors, including, but not limited to: (i) interpretations of existing tax laws; (ii) the tax impact of existing or future legislation; (iii) changes in accounting standards; and (iv) changes in the mix of earnings in the various tax jurisdictions in which we operate. The U.S. government has recently enacted comprehensive tax legislation that includes significant changes to the taxation of U.S. business entities. This legislation, among other things, contains significant changes to corporate taxation, including reduction of the corporate tax rate, limitation of the tax deduction for net interest (except for certain small businesses), limitation of the deduction for net operating losses and elimination of net operating loss carrybacks, in each case, for losses arising in taxable years beginning after December 31, 2017 (though any such net operating losses may be carried forward indefinitely), and modifying or repealing many business deductions and credits (including reducing the business tax credit for certain clinical testing expenses incurred in the testing of certain drugs for rare diseases or conditions generally referred to as “orphan drugs”). The overall impact of this tax reform is uncertain, and it is possible that our shareholders and our business and financial condition could be adversely affected. We continue to examine the impact this tax reform legislation may have on our U.S. operations. We urge our shareholders to consult with their legal and tax advisors with respect to any such legislation and the potential tax consequences of investing in our common shares.

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

Our principal executive and registered offices are located at rue Edouard Belin 2 1435 Mont-Saint-Guibert, Belgium and our telephone number is +32 10 394 100. Our agent for service of process in the United States is C T Corporation System, with an address at 111 8th Avenue, New York, NY 10011. We also maintain a website at www.celyad.com. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our website is not a part of this Annual Report.

Our actual capital expenditures for the years ended December 31, 2015, 2016 and 2017 amounted to €0.8 million, €1.8 million and €0.9 million, respectively. These capital expenditures primarily consisted of the acquisition of laboratory equipment and industrial tools, the refurbishment of our research and development laboratories and leasehold improvements of our corporate offices located in Belgium and the United States. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs and grow our operations. We anticipate our capital expenditure in 2018 to be financed mostly from finance leases.

In March 2018, we dissolved and wound up the affairs of our wholly owned subsidiary OnCyte, LLC, or OnCyte, pursuant to the Delaware Limited Liability Company Act. As a result of the dissolution of OnCyte, all the assets and liabilities of OnCyte, including the contingent consideration payable and our license agreement with Dartmouth College, were fully distributed to and assumed by Celyad SA. Celyad SA will continue to carry out the business and obligations of OnCyte, including under our license agreement with Dartmouth College.

B. Business Overview

Overview

We are a clinical-stage biopharmaceutical company focused on the development of specialized cell-based therapies. We utilize our expertise in cell engineering to target cancer. Our lead drug product candidate, CYAD-01 (CAR-T-NKG2D), is an autologous chimeric antigen receptor, or CAR, using NKG2D, an activating receptor of Natural Killer, or NK, cells transduced on T-lymphocytes, or T cells. NK cells are lymphocytes of the immune system that kill diseased cells. The receptors of the NK cells used in our therapies target the binding molecules, called ligands, that are expressed in cancer cells, but are absent or expressed at very low levels in normal cells. We believe our CAR-T-NKG2D approach has the potential to treat a broad range of both solid and hematologic tumors.

In December 2016, following the successful completion of a proof-of-concept clinical trial we conducted at the Dana-Farber Cancer Institute, in which we observed no treatment related safety concerns and we observed initial signs of clinical activity, we initiated a Phase 1 clinical trial, called THINK (THerapeutic Immunotherapy with NKR-2), to assess the safety and clinical activity of multiple administrations of CYAD-01 in seven refractory cancers, including both solid and hematologic cancers. As of December 31, 2017, we had treated 15 patients with CYAD-01 in the THINK trial, and we did not observe the same Grade 4 or above adverse event in two or more patients and no patient experienced a Grade 5 adverse event. No patient experienced an adjudicated Grade 4 or higher cytokine release syndrome, or CRS, adverse event or neurotoxic adverse event. In six of the 10 patients treated at the per-protocol intended dose we observed signs of clinical activity ranging from Stable Disease, or SD, to Complete Response, or CR. We plan to enroll up to 36 patients in the dose escalation part and up to 86 patients in the extension part of the THINK trial. Based on the promising interim results of the THINK trial, we plan to further evaluate CYAD-01 in a series of additional Phase 1 clinical trials in patients with acute myeloid leukemia, or AML, and colorectal cancer, or CRC.

Our Lead Drug Product Candidate: CYAD-01

Company Product Pipeline

Introduction

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

	2017 estimates for the United States
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

Our Approach

Our lead drug product candidate, CYAD-01, is an autologous CAR-T cell therapy that uses the native sequence of NKG2D in the CAR construct. In CYAD-01, the human natural sequence of NKG2D is expressed outside the T cell and bound to an intracellular domain called CD3 Zeta. This intracellular domain is used in most other CARs and is responsible for the activation of the T cell once NKG2D recognizes and binds to its target. In addition, the complex NKG2D CD3 Zeta binds to endogenous DAP 10, which is a co-stimulatory molecule present on T cells, which means that the activation triggered by the primary stimulatory chain CD3 Zeta is further strengthened by DAP 10, a secondary or co-stimulatory domain.

NKG2D receptor ligands are expressed in numerous solid tumors and blood cancers, including ovarian, bladder, breast, lung and liver cancers, as well as leukemia, lymphoma and myeloma. In preclinical studies, we have observed bioactivity of CYAD-01 when as few as 7% of the cancer cells within a given cell population expressed a NKG2D receptor ligand.

Cells under stress induced by factors such as viral infection, cancer or inflammation express the ligands recognized by the NKG2D receptor, which is naturally present on NK cells. Eight NKG2D ligands have been characterized (namely ULBP families 1 to 6, MICA and MICB). Those ligands are a signal for NK cells that the stressed cells are malfunctioning and should be destroyed. NKG2D ligands are present in most cells, but their expression at the cell surface is tightly regulated, meaning that expression at the cell surface is absent or limited in healthy cells but overexpressed in infected or stressed cells. Preclinical studies have demonstrated that multiple solid and hematological cancer tumors express one or more NKG2D ligands.

However, in preclinical studies we have not observed the cell surface expression of NKG2D ligands in healthy tissue.

In addition, preclinical mouse studies conducted by Charles Sentman, Ph.D., of our academic collaborator Dartmouth College, have demonstrated that CAR-T NKG2D may have bioactivity beyond a direct cytotoxic effect of the CAR on the targeted tumor cell. Three additional potential modes of such activity are:

•	Both regulatory T cells that modulate the immune system and bone marrow immune cells, called myeloid-derived suppressor cells (MDSCs), were shown to express NKG2D ligands when they are present in tumors. Hence, those immune suppressive cells are also a target of CYAD-01, thereby potentially suppressing immune inhibition in the tumor cell.

•	Cells from rapidly dividing micro vessels in the tumor mass were shown to express NKG2D ligands. Hence, the blood supply to the tumor is a potential target of CYAD-01.

•	In animals in which the tumors were eliminated following the administration of CAR-T NKG2D, a re-challenge by the same tumor cell line was ineffective, rendering the animal potentially “immunized” against this tumor cell line. Surviving animals challenged with other tumor cell lines showed evidence of tumor growth.

CYAD-01 Multi-Faceted Attack on the Tumor

Preclinical Development

CYAD-01 has been tested in preclinical models of solid and blood cancers, including lymphoma, ovarian cancer, melanoma and myeloma. In preclinical studies, treatment with CYAD-01 significantly increased survival. In studies, 100% of treated mice survived through the follow-up period of the applicable study, which in one study was 325 days. All untreated mice died during the follow-up period of the applicable study.

In one representative study, as shown in the figure below, the treatment with CYAD-01 completely prevented tumor development in mice injected with ovarian cancer cells and followed over a period of 225 days. In contrast, all mice injected with ovarian cancer cells that were treated with unmodified T-cells developed cancerous tumors and died during that period.

Our preclinical models have shown that administration of CYAD-01 is followed by changes in a tumor’s micro-environment resulting from the local release of chemokines, a family of small cytokines.

In a preclinical study, mice that had been injected with 5T33MM cancer cells (a myeloma cancer) and treated with CYAD-01 were rechallenged, either with the 5T33MM cancer cells or a different tumor type (RMA lymphoma cells). The mice that were rechallenged with the same tumor type survived, while the mice that were challenged with a different tumor type died, as shown in the figure below. Of note, at the time of the re-challenge of the surviving animals, no CYAD-01 was detected in the animals, hence the protection against the original tumor is linked to an adaptive immunity mechanism.

We do not believe that this effect has been observed with other CARs.

Moreover, preclinical studies have suggested that CYAD-01 could potentially have a direct effect on tumor vasculature. Tumor vessels express ligands for the NKG2D receptor that are not generally expressed by normal vessels. We believe that this expression may be linked to genotoxic stress, hypoxia and re-oxygenation in tumors and therefore that CYAD-01 could potentially inhibit tumor growth by decreasing tumor vasculature, which enhances the activity through a virtuous circle of anoxia of tumor cells and increased ligand expression of tumor cells.

Preclinical studies also suggest that CYAD-01 is active without lymphodepletion conditioning, which is the destruction of lymphocytes and T-cells, normally by radiation. We believe this absence of a pre-conditioning regimen may significantly expand the range of patients eligible for CAR T-cell treatment, reduce costs, reduce toxicity and thereby improve patient experience and acceptance.

No significant toxicology findings were reported from preclinical multiple-dose studies at dose levels below 107 CYAD-01 per animal. Some temporary weight loss was noted in animals treated with CYAD-01 at doses of 2x107 per animal, a dose practically unattainable in human equivalents.

Clinical Development Program

The CM-CS1 Phase 1 Clinical Trial

In December 2016, results from the first clinical trial of CYAD-01, called the CM-CS-1 trial, were presented at the American Society of Hematology, or ASH, Annual Meeting. The CM-CS-1 trial was a Phase 1 dose escalation clinical trial conducted at the Dana-Farber Cancer Institute in patients with AML and multiple myeloma, or MM. Patients received doses from 1×106 up to 3×107 CAR-T NKR-2 in a single intravenous injection. One AML patient treated with the highest dose level was observed to have normalized hematologic parameters for six months following treatment. No serious treatment-related adverse events were reported at the four doses tested in this trial, and signs of clinical activity were observed.

THINK Phase 1 Clinical Trial

Overview

In December 2016, we initiated the THINK (THerapeutic Immunotherapy with NKr-2) trial, a multinational (E.U./U.S.), open-label Phase 1 clinical trial to assess the safety and clinical activity of multiple administrations of CYAD-01 in seven metastatic tumor types, including five solid tumors (colorectal, ovarian, bladder, triple-negative breast and pancreatic cancers) and two hematological tumors (AML and MM) in patients who did not respond to or relapsed after first and second line therapies. CYAD-01 is administered as a monotherapy in patients without chemotherapy preconditioning.

The trial contains two consecutive segments: a dose escalation segment with two arms (one in solid tumor types and one in hematological tumor types) at three dose levels adjusted to body weight (up to 3x108, 1x109 and 3x109 CAR-T NKR-2 cells) and an expansion phase that includes seven tumor types (five solid tumors and two hematological tumors). At each dose, the patients are intended to receive three successive administrations of the specified dose, two weeks apart. The dose escalation part of the study is expected to enroll up to 36 patients while the extension phase is planned to enroll up to 86 patients. The primary endpoint of the dose escalation segment is a safety endpoint—the occurrence of dose limiting toxicities in patients during the treatment until 14 days after the last treatment. The primary endpoint in the expansion segment is objective response rate.

Interim Clinical Data as of December 31, 2017

As of December 31, 2017, we had treated 15 patients with CYAD-01 drug product in the THINK trial. Patients have been treated at the first and/or second dose level in both the solid and hematological tumor cohort of the dose escalation part of the trial. We are currently enrolling patients for the third dose level phase in the solid tumor cohort and completing the second dose level phase in the hematological arm.

As of December 31, 2017, we did not observe the same Grade 4 or above adverse event in two or more patients and no patient experienced a Grade 5 adverse event. No patient experienced an adjudicated Grade 4 or higher CRS adverse event or neurotoxic adverse event.

Data as of December 31, 2017
Adverse Events (AEs)	Grade 3		Grade 4		Grade 5	Total % of Patients
	Events (Patients)		Events (Patients)		Events (Patients)
Anaemia	3	(2)	—		—	13.3%
Back pain	3	(2)	—		—	13.3%
Febrile neutropenia	3	(2)	—		—	13.3%
General physical health deterioration	2	(2)	—		—	13.3%
Hypophosphataemia	4	(2)	—		—	13.3%
Lymphocyte count decreased	5	(2)	1	(1)	—	20.0%

Data as of December 31, 2017
Adverse Events (AEs)	Grade 3	Grade 4		Grade 5	Total % of Patients
	Events (Patients)	Events (Patients)		Events (Patients)
Hypoxia	—	1	(1)	—	6.7%

All adverse events if occurred in ≥ 2 patients and if Grade 3 or below. All events if Grade 4 or above.

Solid (n=8) and hematologic (n=7) cancer patients.

Dose-level 1 (solid and hematologic cohorts) and dose-level 2 (solid cohort and one patient hematologic cohort).

Of the 15 patients treated as of December 31, 2017, 10 were dosed at the per-protocol intended dose and five were treated at a dose lower than the per-protocol intended dose due to an inability to obtain sufficient cell numbers in the drug product using our prior manufacturing method. See “—Manufacturing” below. No patient received chemotherapy preconditioning prior to administration of CYAD-01.

In six of the 10 patients treated at the per-protocol intended dose we observed signs of clinical activity ranging from SD to CR. Signs of clinical activity were observed in patients with AML, CRC and ovarian cancer. No signs of clinical activity were observed in patients treated with a dose lower than the per-protocol intended dose.

Based on the interim individual data of patients treated, we believe that a second cycle of therapy may be beneficial in strengthening the responses seen to date, and we plan to evaluate this approach in future clinical trials. See “—Future Clinical Development” below.

AML Cohort

In all three AML patients treated at the per-protocol intended dose we observed signs of clinical activity as summarized below. A fourth AML patient was treated at a dose lower than the per-protocol intended dose and did not show signs of clinical activity.

Evidence of Clinical Activity in 3/3 Relapsed/Refractory AML Patients Treated at the Specified Dose

CRi: Complete remission with incomplete hematological recovery

CR (MRD-): Complete response without minimal residual disease

SD HI: Stable disease with hematological improvement

HSCT: Hematopoietic stem cell transplant

One patient receiving the first dose level showed a CR with incomplete hematological recovery. Another patient receiving the first dose level showed morphological leukemia free status (MLFS) (defined as bone marrow blast count under 5%), with a bone marrow blast count at 2%. Blood cell parameters for this patient were close to, but did not meet, the lower cut off for a CR (defined as platelets above 100,000/mm3 and neutrophils above 1,000/mm3) with platelets at 95,000/mm3 and neutrophils at 950/mm3. This patient underwent hematopoietic stem cell transplantation (HSCT) made possible by the MLFS status, and has since further improved to CR with negative minimal residual disease (MRD) (defined as no detection of tumor cells by high sensitivity methods). One patient receiving the second dose level showed SD at the two-month follow-up with reduction in blasts and improvement in hematological parameters.

CRC Cohort

In two of four CRC patients treated at the per-protocol intended dose, we observed signs of clinical activity. These two patients showed SD at the three-month follow-up date, both receiving the first dose level. A fifth CRC patient was treated at a dose lower than the per-protocol intended dose and did not show signs of clinical activity.

Ovarian Cancer Cohort

In the only ovarian cancer patient treated at the per-protocol intended dose—in this case, the second dose level—we observed SD at the two-month follow-up date. A second ovarian cancer patient was treated at a dose lower than the per-protocol intended dose and received only one injection before withdrawing from the study.

Nature of Interim Data

It should be noted that the interim data summarized above are current as of December 31, 2017 and are preliminary in nature. Our THINK trial is not complete. It should also be noted that all of the patients treated prior to December 31, 2017 were treated using drug product candidate manufactured using our prior manufacturing process. See “—Manufacturing” below. There is limited data concerning safety and clinical activity following treatment with our CYAD-01 drug product candidate. These results may not be repeated or observed in ongoing or future studies involving our CYAD-01 drug product candidate.

Future Clinical Development

AML Clinical Development Program

Based on the promising interim results of the THINK trial, we intend to further explore the administration of CYAD-01 in AML patients.

AML is one of the deadliest cancers in hematological malignancies, with a five-year survival rate of 26.9%. Currently the only available potentially curative therapy for AML is allogenic HSCT. However, this approach has significant limitations, including difficulties in finding appropriate genetically-matched donors and the risk of transplant-related rejection, graft-versus-host disease, or GVHD, and mortality, and is therefore typically only available on a limited basis. First line therapies can result in a complete response, but the risk of relapse is high. Until 2017, there were no therapies approved by the U.S. Food and Drug Administration, or FDA, for relapsed refractory patients. We estimate the incidence of AML in the United States is approximately 21,830 new cases per year.

As an initial matter, as we seek to complete the dose escalation phase of the THINK trial, we plan to recruit only AML patients for the hematological tumor arm. We also plan to evaluate the effect of a second cycle of treatment in AML patients who have responded to an initial cycle of treatment, perhaps as part of the THINK trial, subject to our amending the protocol for this trial.

In addition, we are designing a protocol for a new Phase 1 clinical trial in AML patients that would administer CYAD-01 after patients have undergone a conventional chemotherapy preconditioning program, which is intended to provide an environment for the engineered T cells to thrive, and could result in a higher rate of objective response. However, because chemotherapy preconditioning can lead to undesirable side effects, we expect that a proper risk-benefit ratio will be considered and contrasted with a monotherapy approach as we progress this program into later stages of clinical development. Subject to our agreement with the applicable regulatory bodies on the protocol for this trial, we plan to initiate this trial in mid-2018. In addition, we are designing a protocol for a Phase 1 clinical trial that would evaluate the administration of CYAD-01 in combination with standard-of-care (SOC) therapy. We expect this trial would be initiated after the preconditioning trial is initiated, subject to agreement with applicable regulatory bodies.

Lastly, we are considering a trial to evaluate the administration of CYAD-01 in AML patients who have relapsed after a bone marrow transplant, using T cells from the bone marrow donor. If successful, this approach could potentially open access to a different patient population that does not currently have access to effective treatments.

CRC Clinical Development Program

Based on the promising interim results of the THINK trial, we intend to further explore the administration of CYAD-01 in CRC patients.

CRC is the third most diagnosed cancer and the second in terms of deaths. The median progression free survival rate of patients treated with the current standards of care (regorafinib or trifluridine/tipiracil) is between 1.9 and 3.2 months. We estimate the incidence of CRC in the United States is approximately 134,000 new cases per year.

Similar to our planned approach in AML, we plan to evaluate the effect of a second cycle of treatment in CRC patients that have responded to an initial cycle of treatment, perhaps as part of the THINK trial, subject to our amending the protocol for this trial. We are also considering evaluating CYAD-01 in CRC patients after patients have undergone a conventional chemotherapy preconditioning program.

In addition, we have initiated two open-label Phase 1 clinical studies to further evaluate CYAD-01 in CRC patients:

•	The first study, called the SHRINK trial (Standard cHemotherapy Regimen and Immunotherapyy with NKR-2), is designed to assess the safety and clinical activity of multiple administrations of CYAD-01 concurrently with a conventional chemotherapy for CRC called FOLFOX as first line therapy, with the goal of reducing liver metastasis and allowing for surgical resection. This trial is being conducted outside the United States and is currently open for enrollment.

•	The second study, called the LINK trial (Locoregional Immunotherapy with NKR-2), is designed to assess the safety and clinical activity of multiple administrations of CYAD-01 in the hepatic artery in CRC patients with primarily liver metastasis. This patient population has non-resectable liver metastasis, and we hope to demonstrate the ability to stabilize the disease, allowing longer progression free survival, and/or increase the resectability rate of the metastasis in this population. This trial is being conducted outside the United States and is currently open for enrollment.

Allogenic Platform

While autologous CAR-T cells have yielded impressive results in B cell malignancies, addressing larger indications such as CRC using the current centralized manufacturing paradigm may be more challenging, at least from a cost and logistical perspective. However, we believe that an allogeneic approach must address two key challenges: (1) graft versus host disease (GvHD) which is the rejection of the patient tissues by the grafted cells, and (2) rejection of the graft by the host immune system, or transplant rejection. GvHD is mediated by the T Cell Receptor (TCR) complex on T lymphocytes. We have developed a method to interfere with the TCR signaling through the expression of a TCR Inhibiting Molecule (TIM). In preclinical mouse models, we observed that mice treated with TIM transduced T cells did not demonstrate GvHD, while 80% of the animals treated with control T cells died from GvHD within a 50 day window. In addition, we demonstrated in a similar mouse model bearing a colorectal cancer that the antitumor activity of CYAD-101 (the allogeneic version of our CYAD-01 drug product candidate) is maintained. We plan to initiate clinical development of CYAD-101 in 2018, subject to discussions with applicable regulatory authorities.

Seasonality

Our business is currently not materially affected by seasonality.

Manufacturing

We recently modified the manufacturing process we use to produce our CYAD-01 drug product candidate, in order to significantly increase the yield of T cell expansion in the drug product candidate we produce, while at the same time aiming to reduce process complexity and cost.

Until recently, our CYAD-01 drug product candidate was manufactured using a process, which we refer to as the LY process, intended to reduce the co-expression of NKG2D and stress ligands induced by the manufacturing process. However, this reduction of the co-expression was not sufficient, especially at higher doses, and yielded a higher than anticipated fratricide effect; that is, the expressed T cells in the drug product candidate would kill each other or kill themselves. As a result, the LY process failed to consistently produce the required number of T cells in the drug product candidate, resulting in some cases in our inability to manufacture drug product candidate consistent with the protocol for our THINK trial. All 15 patients treated in the THINK trial as of December 31, 2017 were treated with drug product manufactured using the LY process. Of these 15 patients, 10 were dosed at the per-protocol intended dose and five were treated at a dose lower than the per-protocol intended dose due to our inability to obtain sufficient cell numbers in the drug product candidate using this manufacturing method.

In response to these manufacturing challenges, we modified the manufacturing process to include a monoclonal antibody (mAb) that inhibits NKG2D expression on the T cell surface during production. This method has the potential to yield significantly higher cell numbers than the LY process. We have evaluated this new manufacturing process, which we refer to as the mAb process, in both in vivo and ex vivo models, in order to demonstrate reproducibility and comparability, and our THINK protocol has been amended for this new approach.

The first patient in our THINK trial to be administered drug product candidate manufactured using the mAb process was treated in late January 2018. As of the date of this Annual Report, four patients have been dosed using the new process. To date, no critical safety issues related to the cell therapy have been reported. There can be no assurance that drug product candidate manufactured using the mAb process will have similar or improved safety and clinical activity compared to drug product candidate manufactured using the LY manufacturing process.

In addition, we are seeking to develop an automated and closed system to manufacture our cells, with minimal human interactions, with a goal of further reducing manufacturing costs, minimizing operator errors and allowing the manufacturing process to be run in lower grades or classified manufacturing space. This concept could potentially be deployed as a point-of-care manufacturing system in the future.

Termination of C-Cure and Heart-Xs Programs

Until mid-2016, we were focused on the development of a cardiovascular drug product candidate called C-Cure, an autologous cell therapy for the treatment of patients with ischemic heart failure. This program was funded in part through various research programs from the Walloon Region of Belgium. In June 2016, we reported topline results from a Phase 3 clinical trial for this drug product candidate. Following the announcement of these results, we explored strategic options to further develop and commercialize C-Cure, while we focused on our CAR-T oncology drug product candidates. In December 2017, we elected to shelve this program, as a result of which the research data and intellectual property rights associated with this development program were transferred to the Walloon Region which partially financed the C-Cure program.

Also in December 2017, our board of directors decided to pause the development of the Heart-Xs platform.

Licensing and Collaboration Agreements

Academic and Clinical Collaborations

Dartmouth College and Celdara

Background

In January 2015, we entered into a stock purchase agreement with Celdara Medical, LLC, or Celdara, pursuant to which we purchased all of the outstanding membership interests of OnCyte, LLC, or OnCyte. In connection with this transaction, we, Celdara and OnCyte entered into an asset purchase agreement pursuant to which Celdara sold to OnCyte certain data, protocols, regulatory documents and intellectual property, including the rights and obligations under two license agreements between OnCyte and Dartmouth College, or Dartmouth, related to our CAR-T development programs. In connection with the asset purchase agreement, OnCyte and Celdara entered into a services agreement under which Celdara provided certain development activities related to the development of CAR-T products.

Amended Asset Purchase Agreement

On August 3, 2017, we, Celdara and OnCyte, our wholly-owned subsidiary, entered into an amendment to the asset purchase agreement described above. In connection with the amendment, the following payments were made to Celdara: (i) an amount in cash equal to $10.5 million, (ii) newly issued shares of Celyad valued at $12.5 million, (iii) an amount in cash equal to $6.0 million in full satisfaction of any payments owed to Celdara in connection with a clinical milestone related to our CAR-T NKR-2 product candidate, (iv) an amount in cash equal to $0.6 million in full satisfaction of any payments owed to Celdara in connection with our license agreement with Novartis International Pharmaceutical Ltd., and (v) an amount in cash equal to $0.9 million in full satisfaction of any payments owed to Celdara in connection with our license agreement with Ono Pharmaceutical Co., Ltd.

Under the amended asset purchase agreement, OnCyte is obligated to make certain development-based milestone payments to Celdara up to $40.0 million for our clinical-stage product candidate (using autologous NKR-2 T-cells), the first product candidate in the first of four defined product groups. We are also obligated to make certain development-based milestone payments up to $36.5 million for the first product candidate in one of three additional defined preclinical-stage product groups. Under the prior agreement these payments were payable once per licensed product whereas under the amended asset purchase agreement these payments are now payable for the first CAR-T product in each of these four defined CAR-T product groups. We are also obligated to make sales-based milestone payments up to $76.0 million for the first CAR-T product in the first of the four defined CAR-T product groups and up to $80.0 million for the first CAR-T product in the next three defined CAR-T product groups. Under the amended asset purchase agreement, OnCyte is required to make tiered single-digit royalty payments to Celdara in connection with the sales of CAR-T products within each of the four defined CAR-T product groups, subject to reduction in countries in which there is no patent coverage for the applicable product or in the event OnCyte is required to secure licenses from third parties to commercialize the applicable product. Such royalties are payable on a product-by-product and country-by-country basis until the later of (i) the last day that at least one valid patent claim covering the applicable product exists, or (ii) the tenth anniversary of the day of the first commercial sale of the applicable product in such country.

Under the amended asset purchase agreement, in lieu of royalties previously payable on sales by sublicensees, OnCyte is now required to pay Celdara a percentage of sublicense income, including royalty payments, for each sublicense ranging from the mid-single digits to the mid-twenties, depending on which of a specified list of clinical and regulatory milestones the applicable product has achieved at the time the sublicense is executed. These percentages will be applied on a product-by-product basis to each payment included within sublicense income that is attributable to the grant of rights in, or the achievement of a milestone with respect to a specific product that is subject to, such sublicense. Under the amended asset purchase agreement, OnCyte is required to pay Celdara a single-digit percentage of any research and development funding received by OnCyte for each of the four defined CAR-T product groups, not to exceed $7.5 million for each product group. We can opt out of the development of any product if the data does not meet the scientific criteria of success. We may also opt out of development of any product for any other reason upon payment of a termination fee of $2.0 million to Celdara.

In connection with the amended asset purchase agreement, OnCyte and Celdara terminated the services agreement related to certain development activities related to the development of CAR-T products in consideration of a cash payment to Celdara in the amount of $0.9 million out of the $1.8 million remaining contractual amount.

Amended Dartmouth License

As described above, as a result of our acquisition of all of the outstanding membership interests of OnCyte and the asset purchase agreement among us, Celdara and OnCyte, OnCyte became our wholly-owned subsidiary and acquired certain data, protocols, regulatory documents and intellectual property, including the rights and obligations under two license agreements between OnCyte and Dartmouth. The first of these two license agreements concerned patent rights related, in part, to methods for treating cancer involving chimeric NK and NKP30 receptor targeted therapeutics and T cell receptor-deficient T cell compositions in treating tumor, infection, GVHD, transplant and radiation sickness, or the CAR-T License, and the second of these two license agreements concerned patent rights related, in part, to anti-B7-H6 antibody, fusion proteins and methods of using the same, or the B7H6 License. On August 2, 2017, OnCyte and Dartmouth entered into an amendment agreement in order to combine OnCyte’s rights under B7H6 Agreement with OnCyte’s rights under the CAR-T License, resulting in the termination of the B7H6 License, and in order to make certain other changes to the agreement. In connection with the amendment, OnCyte paid Dartmouth a non-refundable, non-creditable amendment fee in the amount of $2.0 million, charged to the income statement of 2017 as part of the costs of the amendments of the Celdara and Dartmouth agreements.

Under the amended license agreement, Dartmouth granted OnCyte an exclusive, worldwide, royalty-bearing license to certain know-how and patent rights to make, have made, use, offer for sale, sell, import and commercialize any product or process for human therapeutics, the manufacture, use or sale of which, is covered by such patent rights or any platform product. Dartmouth reserves the right to use the licensed patent rights and licensed know-how, in the same field, for education and research purposes only. The patent rights included in the amended license agreement also include the patents previously covered by the B7H6 License.

In consideration for the rights granted to us under the amended license agreement, OnCyte is required to pay to Dartmouth an annual license fee as well as a low single-digit royalty based on annual net sales of the licensed products by OnCyte, with certain minimum net sales obligations beginning April 30, 2024 and continuing for each year of sales thereafter. Under the amended license agreement, in lieu of royalties previously payable on sales by sublicensees, OnCyte is now required to pay Dartmouth a percentage of sublicense income, including royalty payments, (i) for each product sublicense ranging from the mid-single digits to low-single digits, depending on which of a specified list of clinical and regulatory milestones the applicable product has achieved at the time the sublicense is executed and (ii) for each platform sublicense in the mid-single digits. These percentages will be applied on a product-by-product basis to each payment included within sublicense income that is attributable to the grant of rights in, or the achievement of a milestone with respect to a specific product that is subject to, such sublicense. Additionally, the agreement requires that OnCyte exploit the licensed products, and OnCyte has agreed to meet certain developmental and regulatory milestones. Upon successful completion of such milestones, OnCyte is obligated to pay to Dartmouth certain clinical and regulatory milestone payments up to an aggregate amount of $1.5 million and a commercial milestone payment in the amount of $4.0 million. We are responsible for all expenses in connection with the preparation, filing, prosecution and maintenance of the patents covered under the agreement.

After April 30, 2024, Dartmouth may terminate the amended license if OnCyte fails to meet the specified minimum net sales obligations for any year, unless OnCyte pays to Dartmouth the royalty OnCyte would otherwise be obligated to pay had OnCyte met such minimum net sales obligation. Dartmouth may also terminate the license if OnCyte fails to meet a milestone within the specified time period, unless OnCyte pays the corresponding milestone payment. Either party may terminate the agreement in the event the other party defaults or breaches any of the provisions of the agreement, subject to 30 days’ prior notice and opportunity to cure. In addition, the agreement automatically terminates in the event OnCyte becomes insolvent, make an assignment for the benefit of creditors or file, or have filed against us, a petition in bankruptcy. Absent early termination, the agreement will continue until the expiration date of the last to expire patent right included under the agreement in the last to expire territory. We expect that the last to expire patent right included under this agreement will expire in 2033, absent extensions or adjustments.

Dissolution of OnCyte

In March 2018, we dissolved and wound up the affairs of our wholly owned subsidiary OnCyte, LLC, or OnCyte, pursuant to the Delaware Limited Liability Company Act. As a result of the dissolution of OnCyte, all the assets and liabilities of OnCyte, including the contingent consideration payable and our license agreement with Dartmouth College, were fully distributed to and assumed by Celyad SA. Celyad SA will continue to carry out the business and obligations of OnCyte, including under our license agreement with Dartmouth College.

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

In consideration for the rights granted to ONO under the agreement, we received in August 2016 an upfront payment in the amount of 1.25 billion JPY ($12.5 million) and we are eligible to receive additional milestones for up to 30.075 billion JPY ($299 million) in development and commercial milestones. In addition, we are entitled to receive double digit royalties on nets sales of licensed products in licensed territories.

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

NKR-T Cell Platform Patents

As of February 28, 2018, our CAR T-cell portfolio includes four patent families exclusively licensed to us by Dartmouth. This portfolio includes nine issued U.S. patents; eight pending U.S. patent applications; and 13 foreign patent applications pending in jurisdictions including Australia, Brazil, Canada, China, Europe, Hong Kong, India, Japan, Mexico and Russia. These patents and patent applications relate to specific chimeric antigen receptors and to T-cell receptor deficient T-cells, and are further detailed below.

A first patent family relates to chimeric NK receptors and methods for treating cancer. There are two granted U.S. patents in this family (US 7,994,298 and US 8,252,914) and a further pending US application. The scope of this patent family includes chimeric natural killer cell receptors (NKR CARs), T-cells with such receptors (NKR CAR-T cells) and methods of treating cancer with these NKR CAR-T cells.

A second patent family is entitled “NKp30 receptor targeted therapeutics” and describes a specific NKR CAR based on the NKp30 receptor. One U.S. patent is granted (US 9,833,476) and there is a further U.S. application pending.

A third family relates to an anti-B7H6 antibody, CARs and BiTE molecules containing the antibody; to CAR-T cells; and methods of treating cancer with the CAR-T cells. One U.S. patent is granted (US9,790,278), and applications are pending in China, Europe, Japan and the United States.

A fourth patent family relates to T-cell receptor-deficient compositions. T-cell receptor, or TCR, deficient human T-cells could be particularly useful to generate allogeneic CAR-T cells. The family includes members that relate to the concept (irrespective of the way the T-cell is made TCR deficient), as well as members describing specific ways of making the cells TCR deficient. There are five granted U.S. patents in this family (US 9,181,527; US 9,273,283; US9,663,763; US9,822,340; and US9,821,011), as well as five further pending US applications and ten applications in other jurisdictions. Claim 1 of patent US9,181,527 was challenged by an anonymous third party in an ex parte re-examination procedure, but the USPTO has determined that the claim was patentable in amended form.

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

Many of our competitors have substantially greater financial, technical and other resources.

For a breakdown of our total revenues by activity and geographic market, please see “Note 6—Operating segment information” in our consolidated financial statements appended to this Annual Report.

CAR T-Cell Therapy

Early results from clinical trials have fueled continued interest in CAR T-cell therapies and our competitors as of the date of this Annual Report include Bellicum Pharmaceuticals, Inc., Bluebird bio, Inc., Celgene Corporation, Cellectis S.A., Gilead Sciences Inc., Mustang Bio, Novartis AG, NantKwest Inc and Ziopharm Oncology, Inc.

Government Regulation

U.S. Regulation

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

U.S. Biological Product Development

In the United States, the FDA regulates biologics under the Federal Food, Drug, and Cosmetic Act, or FDCA, and the Public Health Service Act, or PHSA, and their implementing regulations. Biologics are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA’s refusal to approve pending applications, withdrawal of an approval or license revocation, a clinical hold, untitled or warning letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

Our drug product candidates must be approved by the FDA through the Biologics License Application, or BLA, process before they may be legally marketed in the United States. The process required by the FDA before a biologic may be marketed in the United States generally involves the following:

•	completion of extensive nonclinical, sometimes referred to as preclinical, laboratory tests, animal studies and formulation studies in accordance with applicable regulations, including the FDA’s Good Laboratory Practice, or GLP, regulations;

•	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

•	performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, good clinical practices, or GCPs, and other clinical trial-related regulations to establish the safety and efficacy of the proposed drug product candidate for its proposed indication;

•	submission to the FDA of a BLA;

•	satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities where the product is produced to assess compliance with the FDA’s current good manufacturing practice, or cGMP, requirements to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality, purity and potency;

•	potential FDA audit of the preclinical study sites and/or clinical trial sites that generated the data in support of the BLA; and

•	FDA review and approval of the BLA prior to any commercial marketing or sale of the product in the United States.

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

Under the Prescription Drug User Fee Act, or PDUFA, as amended, each BLA must be accompanied by a significant user fee, which is adjusted on an annual basis. PDUFA also imposes an annual prescription drug product program fee. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business.

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

Before approving a BLA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMPs. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. In addition, before approving a BLA, the FDA may also audit data from clinical trials to ensure compliance with GCP requirements. After the FDA evaluates the application, manufacturing process and manufacturing facilities, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A Complete Response Letter usually describes all of the specific deficiencies in the BLA identified by the FDA. The Complete Response Letter may require additional clinical data and/or an additional pivotal Phase III clinical trial(s), and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, withdraw the application or request a hearing. Even if such data and information is submitted, the FDA may ultimately decide that the BLA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive, and the FDA may interpret data differently than we interpret the same data.

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

Accelerated Approval for Regenerative Advanced Therapies

As part of the 21st Century Cures Act, Congress amended the FD&C Act to create an accelerated approval program for regenerative advanced therapies, which include cell therapies, therapeutic tissue engineering products, human cell and tissue products, and combination products using any such therapies or products. Regenerative advanced therapies do not include those human cells, tissues, and cellular and tissue based products regulated solely under section 361 of the Public Health Service Act and 21 CFR Part 1271. The new program is intended to facilitate efficient development and expedite review of regenerative advanced therapies, which are intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition. A drug sponsor may request that FDA designate a drug as a regenerative advanced therapy concurrently with or at any time after submission of an IND. FDA has 60 calendar days to determine whether the drug meets the criteria, including whether there is preliminary clinical evidence indicating that the drug has the potential to address unmet medical needs for a serious or life-threatening disease or condition. A new drug application or BLA for a regenerative advanced therapy may be eligible for priority review or accelerated approval through (1) surrogate or intermediate endpoints reasonably likely to predict long-term clinical benefit or (2) reliance upon data obtained from a meaningful number of sites. Benefits of such designation also include early interactions with FDA to discuss any potential surrogate or intermediate endpoint to be used to support accelerated approval. A regenerative advanced therapy that is granted accelerated approval and is subject to postapproval requirements may fulfill such requirements through the submission of clinical evidence, clinical studies, patient registries, or other sources of real world evidence, such as electronic health records; the collection of larger confirmatory data sets; or postapproval monitoring of all patients treated with such therapy prior to its approval.

Pediatric Trials

Under the Pediatric Research Equity Act, or PREA, a BLA or supplement to a BLA must contain data to assess the safety and efficacy of the product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDCA requires that a sponsor who is planning to submit a marketing application for a drug or biological product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within sixty days of an end-of-Phase II meeting or as may be agreed between the sponsor and FDA. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. FDA and the sponsor must reach agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from nonclinical studies, early phase clinical trials, and/or other clinical development programs. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of data or full or partial waivers.

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

Marketing Authorization Application

Following positive completion of clinical trials, pharmaceutical companies can submit a MA application. The MA application shall include all information that is relevant to the evaluation of the medicinal products, whether favorable or unfavorable. The application dossier must include, among other things, the results of pharmaceutical (physico-chemical, biological, or microbiological) tests, preclinical (toxicological and pharmacological) tests, and clinical trials, including the therapeutic indications, contra-indications, and adverse reactions, and the recommended dosing regimen or posology.

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

Supplementary Protection Certificates and Data/market Exclusivity

In Europe, the extension of effective patent term to compensate originator pharmaceutical companies for the period between the filing of an application for a patent for a new medicinal product and the first MA for such product, has been achieved by means of a Supplementary Protection Certificate (SPC) which can be applied for by the originator pharmaceutical company within six months from the granting of the first MA and comes into effect on expiry of the basic patent. Such SPC attaches only to the active ingredient of the medicinal product for which the MA has been granted. The SPC for an active ingredient has a single last potential expiry date throughout the EEA, and cannot last for more than five years from the date on which it takes effect (i.e., patent expiry. Furthermore, the overall duration of protection afforded by a patent and a SPC cannot exceed 15 years from the first MA. The duration of a medicinal product SPC can be extended by a single six-month period, or pediatric extension, when all studies in accordance with a pediatric investigation plan, or PIP, have been carried out.

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

Pricing and Reimbursement

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

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, started in April 2013 and will stay in effect through 2027 unless additional Congressional action is taken. On January 2, 2013, then President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Some of the provisions of ACA have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges. On January 20, 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of ACA that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. On October 13, 2017, President Trump signed an Executive Order terminating the cost-sharing subsidies that reimburse insurers under the ACA. Several state Attorneys General filed suit to stop the administration from terminating the subsidies, but their request for a restraining order was denied by a federal judge in California on October 25, 2017. In addition, CMS has recently proposed regulations that would give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces. Congress may consider other legislation to replace elements of the ACA.

The Tax Cuts and Jobs Act of 2017, or TCJA, includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” Additionally, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plan, the annual fee imposed on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device exercise tax on non-exempt medical devices. Further, the Bipartisan Budget Act of 2018, or the BBA, among other things, amends the ACA, effective January 1, 2019, to reduce the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” Congress also could consider subsequent legislation to replace elements of ACA that are repealed. Thus, the full impact of ACA, any law replacing elements of it, or the political uncertainty related to any repeal or replacement legislation on our business remains unclear.

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

On July 8, 2016, following the unsuccessful outcome of the conciliation procedure organized under Swiss laws, a Swiss company named AtonRâ Partners SA formalized its claim against us before the Tribunal of First Instance of Geneva (Switzerland), or the Tribunal. AtonRâ Partners SA, or AtonRâ, claims the payment of respectively 95.250 EUR and 300.300 USD as alleged broker intermediary commissions in the context of our fund raising of March 3 2015 and our initial U.S. public offering on the NASDAQ on June 18, 2015. On January 12, 2018, the Tribunal has decided it had no jurisdiction on the case and rejected AtonRâ’s claims. AtonRâ has decided not to appeal the judgment.

C. Organizational Structure

The Company and its subsidiaries, or the Group, is made of the following entities as of December 31, 2017. The following diagram illustrates our corporate structure.

Name	Country of Incorporation and Place of Business	Nature of Business	Proportion of ordinary shares directly held by parent (%)	Proportion of ordinary shares held by the group (%)	Proportion of ordinary shares held by non- controlling interests (%)
Celyad SA	BE	Biopharma	Parent company
Celyad Inc.	US	Biopharma	100%	100%	0%
Biological Manufacturing Services SA	BE	Manufacturing	100%	100%	0%
OnCyte, LLC	US	Biopharma	100%	100%	0%
CorQuest Medical, Inc.	US	Medical Device	100%	100%	0%

OnCyte, LLC was dissolved in March 2018. See “Item 4.A.—History and Development of the Company.”

D. Property, Plants and Equipment

We rent a 2,284 square meter office space from the Axis Parc developer located at the Axis Parc in Mont-Saint-Guibert pursuant to a lease agreement dated October 15, 2015 as amended from time to time, which expires on September 30, 2025. We also rent a 1,120 square meter office and laboratory space from the Axis Parc developer pursuant to a lease agreement dated November 11, 2017, as amended from time to time, which expires on September 30, 2020. In January 2016, we entered into a six-year lease agreement for our U.S. corporate offices located in Boston, Massachusetts.

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

We are a clinical-stage biopharmaceutical company focused on the development of specialized cell-based therapies. We utilize our expertise in cell engineering to target cancer. Our lead drug product candidate, CYAD-01 (CAR-T-NKG2D), is an autologous chimeric antigen receptor, or CAR, using NKG2D, an activating receptor of Natural Killer, or NK, cells transduced on T-lymphocytes, or T cells. NK cells are lymphocytes of the immune system that kill diseased cells. The receptors of the NK cells used in our therapies target the binding molecules, called ligands, that are expressed in cancer cells, but are absent or expressed at very low levels in normal cells. We believe our CAR-T-NKG2D approach has the potential to treat a broad range of both solid and hematologic tumors.

In December 2016, following the successful completion of a proof-of-concept clinical trial we conducted at the Dana-Farber Cancer Institute, in which we observed no treatment related safety concerns and we observed initial signs of clinical activity, we initiated a Phase 1 clinical trial, called THINK (THerapeutic Immunotherapy with NKR-2), to assess the safety and clinical activity of multiple administrations of CYAD-01 in seven refractory cancers, including both solid and hematologic cancers. As of December 31, 2017, we had treated 15 patients with CYAD-01 in the THINK trial, and we did not observe the same Grade 4 or above adverse event in two or more patients and no patient experienced a Grade 5 adverse event. No patient experienced an adjudicated Grade 4 or higher cytokine release syndrome, or CRS, adverse event or neurotoxic adverse event. In six of the 10 patients treated at the per-protocol intended dose we observed signs of clinical activity ranging from Stable Disease, or SD, to Complete Response, or CR. We plan to enroll up to 36 patients in the dose escalation part and up to 86 patients in the extension part of the THINK trial. Based on the promising interim results of the THINK trial, we plan to further evaluate CYAD-01 in a series of additional Phase 1 clinical trials in patients with acute myeloid leukemia, or AML, and colorectal cancer, or CRC.

In October 2017, we announced a world’s first with the complete response in a patient with refractory and relapsed AML, obtained without preconditioning chemotherapy or other treatments combined with CYAD-01. Importantly, clinical activity has been observed in all AML patients dosed in 2017 at the intended dose, with all patients seeing a reduction in their blast counts in the bone marrow and improvements in their hematological parameters.

Data collected in 2017 in the THINK trial confirmed the safety profile of CYAD-01 and validated activity of the NKG2D. In addition to the results in the liquid arm, data also showed promising results for CYAD-01 in solid tumors: Stabilization of the disease was observed in an ovarian patient and in colorectal patients demonstrating first sign of clinical activity in solid tumors.

At the end of 2017, we initiated the SHRINK trial, an open-label Phase 1 study evaluating the safety and clinical activity of multiple doses of CYAD-01, administered concurrently with the neoadjuvant FOLFOX treatment in patients with potentially resectable liver metastases from colorectal cancer. The trial includes a dose escalation and an extension stage.

The dose escalation design of SHRINK will include three dose-levels of CYAD-01: 1x108, 3x108 and 1x109 CYAD-01 per administration (adjusted only to body weight for patients below 65 kg). At each dose-level, patients will receive three successive administrations, two weeks apart, at the specified dose administered at a specific timing within the FOLFOX cycle. The dose escalation portion of the study will enroll 3 patients per dose level and the extension phase will enroll 21 additional patients. SHRINK is being conducted in oncology centers in Belgium.

Collaborations

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

On January 21, 2015, we purchased OnCyte, LLC, or OnCyte, a wholly-owned subsidiary of Celdara Medical, LLC, a privately-held U.S. biotechnology company for an upfront payment of $10.0 million, of which, $6.0 million was paid in cash and $4.0 million was paid in the form of 93,087 of our ordinary shares. A deferred payment of $5.0 million will be due upon the enrolment of the first patient of the second cohort of the NKR-T clinical trial. Additional contingent payments with an estimated fair value of $27.9 million are payable upon the attainment of various clinical and sales milestones. As a result of this transaction we acquired our NKR-T cell drug product candidates and related technology, including technology licensed from the Trustees of Dartmouth College.

In August 2017, we amended the agreements executed in January 2015 with Celdara Medical LLC and Dartmouth College following the acquisition of OnCyte, LLC and related to the CAR-T NK cell drug product candidates. Under the amended agreements Celyad is to receive an increased share of future revenues generated by these assets, including revenues from its sub-licensees. In return, Celyad paid Celdara Medical LLC and Dartmouth College an upfront payment of a total of $12.5 million (€10.6 million), respectively $10.5 million and $2.0 million, and issued to Celdara Medical LLC $12.5 million worth of Celyad’s ordinary shares at a share price of €32.35.

On May 17 2016, we acquired 100% of Biological Manufacturing Services SA, or BMS. BMS owns GMP laboratories and had rented its laboratories to us since 2009. Before this acquisition, BMS was considered as a related party to us.

In July 2016, we granted ONO Pharmaceutical Co. Ltd., or ONO, a leading Japanese immuno-oncology company, an exclusive license for the development and commercialization of our allogeneic CYAD-01 immunotherapy. The license agreement with ONO grants them the exclusive right to develop and commercialize our allogeneic CYAD-01 T-Cell immunotherapy in Japan, Korea and Taiwan. In exchange for receiving a license in these countries, ONO will pay us up to $311.5 million in development and commercial milestones, including an upfront payment of $12.5 million plus double digit royalties on net sales in ONO territories.

In May 2017, we signed a non-exclusive license agreement with Novartis regarding U.S. patents related to allogeneic CAR-T cells. The agreement includes Celyad’s intellectual property rights under U.S. Patent No. 9,181,527. This agreement is related to two undisclosed targets currently under development by Novartis. Under the terms of the agreement, Celyad received an upfront payment and is eligible to receive payments in aggregate amounts of up to $96 million. In addition, Celyad is eligible to receive royalties based on net sales of the licensed target associated products at percentages in the single digits. Celyad retains all rights to grant further licenses to third parties for the use of allogeneic CAR-T cells.

As of December 31, 2017, we have been funded through the following transactions:

•	proceeds of €42.0 million from private financing rounds;

•	proceeds of €26.5 million from an initial public offering of our ordinary shares on Euronext Brussels and Euronext Paris in July 2013, or the Euronext IPO;

•	proceeds of €25.0 million from a private financing by Medisun International Limited, or Medisun in June 2014;

•	proceeds of €31.7 million from a private placement in March 2015;

•	proceeds of €88.0 million from our global offering of 1,460,000 ordinary shares, consisting of an underwritten public offering of 1,168,000 ADSs and a concurrent European private placement of 292,000 ordinary shares, in June 2015.

•	proceeds of €24.5 million from non-dilutive financing sources, such as government grants and recoverable cash advances, or RCAs; and

We have incurred net losses in each year since our inception. Substantially all of our net losses have resulted from costs incurred in connection with our research and development programs and from general and administration expenses associated with our operations. For the years ended December 31, 2017, 2016 and 2015, we incurred a loss for the year of € 56.4 million, € 23.6 million and, €29.1 million respectively. As of December 31, 2017, we had an accumulated deficit of €180.4 million. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially in connection with our ongoing activities, as we:

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

Our financial statements for 2015, 2016 and 2017 have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Financial Operations Overview

A. Operating Results

Our operating income consist of revenues and other income.

Revenues

For the periods presented in this Annual Report, the revenues we generated were composed of:

•	non-refundable upfront payments as a result of the Novartis (revenue 2017) and ONO (revenue 2016) agreements; and

•	third-party sales of C-Cathez in 2015, 2016 and 2017. There are no recurring sales generated by this device, and we expect revenue from C-Cathez sales to remain immaterial compared to our operating expenses for the foreseeable future.

Licensing Revenues

In 2017, we received an upfront fee of $4.0 million associated to the license agreement signed with Novartis. The non-exclusive license agreement includes Celyad’s intellectual property rights under U.S. patents related to allogeneic CAR-T cells. This agreement is related to two undisclosed targets currently under development by Novartis. Under its terms, Celyad received an upfront payment and is eligible to receive payments in aggregate amounts of up to $96 million. In addition, Celyad is eligible to receive royalties based on net sales of the licensed target associated products at percentages in the single digits. Celyad retains all rights to grant further licenses to third parties for the use of allogeneic CAR-T cells. The revenue amount booked in 2017 correspond to the upfront payment received from Novartis. The 15% sub-license fee owed to Dartmouth College, the inventor of the CAR-T NKR platform in-licensed by Celyad in January 2015, is reported within Cost of Sales for the year 2017.

In 2016, we received an upfront payment associated to the License Agreement signed with ONO Pharmaceutical. The license agreement with ONO grants them the exclusive right to develop and commercialize our allogeneic CYAD-01 T-Cell immunotherapy in Japan, Korea and Taiwan. In exchange for receiving a license in these countries, ONO will pay Celyad up to $311.5 million in development and commercial milestones, including an upfront payment of $12.5 million plus double-digit royalties on net sales in ONO territories. The revenue amount booked in 2016 correspond to the upfront payment after deduction of the non-refundable Japanese withholding taxes and the 15% sub-license fee owed to Dartmouth College, the inventor of the CAR-T NKR platform in-licensed by Celyad in January 2015.

Cost of sales

Costs of sales are related to the cost of manufacturing C-Cathez. We expect the costs of sales related to sales of C-Cathez will remain immaterial compared to our operating expenses for the foreseeable future.

For the year 2017, costs of sales also include an amount of $0.6 million, which represents the above-mentioned 15% sub-license fee on the Novartis upfront fee, owed to Dartmouth College.

Research and Development expenses

Research and development expenses amounted to €22.9 million, €27.7 million and €22.8 million for the years ended December 31, 2017, 2016 and 2015, respectively, represented 41%, 74% and 76% of our total operating expenses. For the periods presented in this report, research and development expenses gathered all operating expenses of Celyad SA and its subsidiaries, or the Group, but the general and administrative expenses. It included all the costs related to our operations in the following departments; research and development, clinical, manufacturing, regulatory, quality and intellectual property.

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

Research and development activities are central to our business. We expect that our other research and development expenses will continue to grow in the future mostly with the development of drug product candidates from our CAR-T NKR cell program. The expected increase in research and development expenditures will mostly relate to higher personnel costs, outsourcing costs and additional preclinical and clinical studies.

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

The costs associated to clinical studies comprised the preparation, the conduct and the supervision of our clinical trials. We expect that these expenses will increase in the near future given the expected clinical trial activities associated with our CAR-T NKR cell drug product candidates. We cannot determine with certainty the duration and completion costs of our current or future clinical trials of our drug product candidates or if, when, or to what extent we will generate revenue from the commercialization and sale of any of our drug product candidates that obtain regulatory approval. We may never succeed in achieving regulatory approval for any of our drug product candidates. The duration, costs and timing of clinical trials and development of our drug product candidates will depend on a variety of factors, including:

•	per patient clinical trial costs;

•	the number of patients that participate in clinical trials;

•	the drop-out or discontinuation rates of patients;

•	the duration of patient follow-up;

•	the scope, rate of progress and expense of our ongoing as well as any additional non-clinical studies, clinical trials and other research and development activities;

•	clinical trial and early-stage results;

•	the terms and timing of regulatory approvals;

•	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and

•	the ability to market, commercialize and achieve market acceptance of CYAD-01 or any of our other product candidates.

A change in the outcome of any of these variables with respect to the development of CYAD-01 or any other drug product candidate that we are developing could mean a significant change in the costs and timing associated with the development of CYAD-01 or such other drug product candidate. For example, if FDA, European Medicines Agency, or EMA, or other regulatory authority were to require us to conduct additional preclinical studies and clinical trials beyond those which we currently anticipate will be required for the completion of clinical development of our drug product candidates, or if we experience significant delays in enrollment in any clinical trials, we would be required to spend significant additional financial resources and time on the completion of the clinical development of the applicable drug product candidate.

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

For the periods presented in this report, the manufacturing expenses included the costs to manufacture our product candidates, namely CYAD-01 (as from the year 2016) and C-Cure (until the year 2016) and the costs associated to the process development of such product candidates, including the scale-up and the automation of such processes. These costs are mainly comprised of production raw material and supplies, maintenance and calibration charges of equipment and the rental of Good Manufacturing Practices laboratory facilities. Raw materials are the main component to the current cost of production of CYAD-01 and will remain as such in the future as they are closely associated to the production of clinical batches. Most of our raw material suppliers are large companies, and pursuant to our internal procedures, we are trying to have an alternative supplier for each critical material, to limit risk of disruption and price sensitivity.

We lease our production facility from a real estate company, through our wholly owned subsidiary Biological Manufacturing Services SA.

Manufacturing expenses are mostly driven by the number and the size of clinical trials that we conduct on our drug product candidates. We expect these expenses will remain significant in the near future and will increase as our clinical trials include a greater number of patients and we potentially commence commercialization of our drug product candidates, if approved.

General and administrative expenses

General and administrative expenses represented 17%, 26% and 24% of our total operating expenses for the years ended December 31, 2017, 2016 and 2015, respectively.

Our general and administrative expenses consist primarily of salaries, fees and other share-based compensation costs for personnel in executive, finance and accounting, people, communication and legal functions. It also includes costs related to professional fees for auditors and lawyers, consulting fees not related to research and development operations, and fees related to functions that are outsourced by us such as information technology, or IT. After having hired a Chief Legal Officer in 2016, general and administrative expenses are expected to remain on an increase trend in the near future with the expansion of our executive management team to include new personnel responsible for IT, sales and marketing, as well as with the additional responsibilities related to becoming a U.S. public company.

Amendments of the Celdara Medical and Dartmouth College agreements

In 2017, the Group recognized non-recurring expenses related to the amendment of the agreements with Celdara Medical LLC and Dartmouth College (totalling €24.3 million, out of which an amount of €10.6 million was settled in shares, and was thus a non-cash expense).

Write-off of C-Cure and Corquest assets and derecognition or related liabilities

In 2017, the Group also proceeded with the write-off of the C-Cure and Corquest assets and derecognition of related liabilities (for net expense amounts of €0.7 million and €1.2 million respectively).

Other operating income

During the periods presented in this Annual Report, our other operating income is primarily generated from (i) government grants received from the Regional government, or Walloon Region, in the form of RCAs and (ii) government grants received from the European Commission under the Seventh Framework Program, or FP7.

For the year 2017, we recognized for the first time a receivable on the amounts to collect from the Belgian federal government as research and development tax credit (reported as an operating income for an amount of €1.2 million). Collection of the research and development tax credits are expected as from 2019.

Recoverable Cash Advances

RCAs support specific development programs and are typically granted by regional governmental entities, and in our case, the Walloon Region. All RCA contracts, in essence, consist of three phases, i.e., the “research phase”, the “decision phase” and the “exploitation phase”. During the research phase, we receive funds from the Walloon Region based on statements of expenses. In accordance with IAS 20.10A and IFRS Interpretations Committee’s, or IC’s, conclusion that contingently repayable cash received from a government to finance a research and development project is a financial liability under IAS 32, ‘Financial instruments; Presentation’, the RCAs are initially recognized as a financial liability at fair value, determined as per IFRS 9/IAS 39. The benefit (RCA grant component) consisting in the difference between the cash received (RCA proceeds) and the above-mentioned financial liability’s fair value (RCA liability component) is treated as a government grant in accordance with IAS 20.

The RCA grant component is recognized in profit or loss on a systematic basis over the periods in which the entity recognizes the underlying research and development expenses subsidized by the RCA. Subsequent measurement of the RCAs liability component (RCA financial liability) is performed at amortized cost using the cumulative catch-up approach, under which the carrying amount of the liability is adjusted to the present value of the future estimated cash flows, discounted at the liability’s original effective interest rate. The resulting adjustment is recognized within profit or loss.

At the end of the research phase, the Group should within a period of six months decide whether or not to exploit the results of the research phase (decision phase). The exploitation phase may have a duration of up to 10 years. In the event the Group decides to exploit the results under an RCA, the relevant RCA becomes contingently refundable, and the fair value of the RCA liability adjusted accordingly, if required. When the Group does not exploit (or ceases to exploit) the results under an RCA, it has to notify the Walloon Region of this decision. This decision is of the sole responsibility of the Group. The related liability is then discharged by the transfer of such results to the Walloon Region. Also, when the Group decides to renounce to its rights to patents which may result from the research, title to such patents will be transferred to the Walloon Region. In that case, the RCA liability is extinguished.

From inception through December 31, 2017, we have banked subsidies RCAs totaling €22.6 million. In 2018 and 2019, we will be required to make exploitation decisions on our remaining outstanding RCAs related to the CAR-T platform.

Other Government Grants

Since inception through December 31, 2017, we received grants totaling €2.5 million and we expect to continue to apply for grants from FP7 and Walloon Region authorities. These grants are used to partially finance early stage projects such as fundamental research, applied research and prototype design.

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

Finance expenses

Finance expenses relate to interest payable on shareholder loans and finance leases, as well as interest on overdrafts and currency exchange rate differences. Due to the depreciation of the USD compared to EUR, the Group recognized an unrealized loss on foreign exchange differences of €4.3 million in 2017. In 2016, the unrealized gain on foreign exchange differences amounted to €0.8 million.

Consolidated Financial Data

The following is a summary of our consolidated financial data.

Recently Issued Accounting Standards

For information regarding recently issued accounting standards, please see “Note 2— General information and statement of compliance” in our consolidated financial statements appended to this Annual Report.

Critical Accounting Policies

For information regarding our critical accounting policies, please see “Note 5—Critical accounting estimates and judgements” in our consolidated financial statements appended to this Annual Report. The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. These items are considered further to be the accounting policies that are most critical to our results of operations, financial condition and cash flows.

Comparisons for the Years Ended December 31, 2017 and 2016

Revenues

(€‘000)	For the year ended December 31,
	2017	2016
Out-licensing revenue (non-refundable upfront payment)	3,505	8,440
C-Cathez sales	35	83

	3,540	8,523

Total revenues amounted to €3.5 million in 2017 and corresponded to the non-refundable upfront payment received from Novartis, as a result of the non-exclusive license agreement signed in June 2017. This upfront payment has been fully recognized upon receipt as there are no performance obligations nor subsequent deliverables associated to the payment. The revenues of 2016 corresponded to the payment received from ONO under the exclusive license agreement signed in July 2016. There was no milestone received from ONO in 2017. In 2017, the total revenue generated with C-Cathez amounted to €35,000 compared to €83,000 in 2016. There are no recurring sales generated by this device.

Cost of sales

(€‘000)	For the year ended December 31,
	2017	2016
In-licensing cost of sales	(515)	(53)
C-Cathez cost of sales	—

Total cost of sales	(515)	(53)

For the year 2017, costs of sales included an amount of €0.5 million, which represents the 15% sub-license fee owed to Dartmouth College on the above-mentioned Novartis upfront payment.

Research and development expenses

(€‘000)	For the year ended December 31
	2017	2016
Salaries	7,007	8,160
Share-based payments	862	—
Travel and living	359	577
Preclinical studies	1,995	4,650
Clinical studies	3,023	4,468
Raw materials and consumables	1,825	—
Delivery systems	430	964
Consulting fees	1,522	791
External collaborations	885	—
Intellectual property filing and maintenance fees	513	799
Scale-up and automation	1,892	4,164
Rent and utilities	371	939
Depreciation and amortization	1,488	1,345
Other costs	735	817

Total research and development expenses	22,908	27,675

The research and development expenses decreased by €4.7 million in 2017 compared to 2016, explained by the change in the mix of research and development performed, namely the cardiology business segment versus the immuno-oncology business segment.

In 2017, the vast majority (€20.0 million) of the research and development expenses were dedicated to the development of the immune-oncology programs, namely our CAR-T platform. The research and development expenses associated to the cardiology programs (€2.9 million) related to the follow-up costs of CHART-1 only.

The variance with the prior year is mainly explained by the fact that in 2016 we were still incurring significant expenses in the cardiology segment, relating to our Phase 3 study for C-Cure.

The research and development expenses relating to the immuno-oncology segment (€20.0 million for the year 2017) increased by €5.1 million in comparison with 2016.

General and administrative expenses

(€‘000)	For the year ended December 31
	2017	2016
Employee expenses	2,630	2,486
Share-based payments	1,707	2,847
Rent	1,053	791
Communication and marketing	761	728
Consulting fees	2,227	2,029
Travel and living	211	450
Post-employment benefits	—	(24)
Depreciation	229	173
Other	490	265

Total general and administrative expenses	9,310	9,744

General and administrative expenses decreased by €0.4 million compared to 2016. This variance primarily resulted from the valuation of the share-based payments, which relate to our warrant plans.

Net other operating income and expenses

(€‘000)	For the year ended December 31
	2017	2016
Grant income (RCAs)	824	2,704
Grant income (other)	56	124
Remeasurement of RCAs	396	2,154
Research and development tax credit	1,161	—
Change of fair value of contingent liability	193	—

Total other operating income	2,630	4,982

Change of fair value of contingent liability	—	(1,634)
Other	(41)	(8)

Total other operating expenses	(41)	(1,642)

Total other operating income and expenses	2,590	3,340

Other operating income and expenses were primarily related to the non-dilutive funding received from the Walloon Region and the European FP7 funding programs. In 2017, the net amount of the other operating income and expenses decreased by €0.8 million. This variance resulted mainly from the change in the RCA fair value adjustment (non-cash entry) and from the decrease in RCA grant income.

For the year 2017, we recognized for the first time a receivable on the amounts to collect from the Belgian federal government as a research and development tax credit (reported as an operating income for an amount of €1.2 million).

Non-recurring operating income and expenses

(€‘000)	For the year ended December 31,
	2017	2016
Amendment of Celdara Medical and Dartmouth College agreements	(24,341)	—

C-Cure IP asset impairment expense	(6,045)	—
C-Cure RCA reversal income	5,356	—
Corquest IP asset impairment expenses	(1,244)	—

Write-off C-Cure and Corquest assets and derecognition of related liabilities	(1,932)

In 2017, the Group recognized non-recurring expenses related to the amendment of the agreements with Celdara Medical LLC and Dartmouth College (totaling €24.3 million, out of which an amount of €10.6 million was equity-settled and thus a non-cash expense). The Group also proceeded with the write-off of the C-Cure and Corquest assets and liabilities (respectively for €0.7 million and €1.2 million). There were no non-recurring items reported on the income statement for 2016.

Operating loss

As a result of the foregoing, our operating loss increased by €27.3 million in 2017 as compared to 2016, totaling €52.9 million in 2017.

Financial income and financial expenses

(€‘000)	For the year ended December 31
	2017	2016
Interest finance leases	18	19
Interest on overdrafts and other finance costs	36	37
Interest on RCAs	90	53
Exchange differences	4,309	98

Finance expenses	4,454	207

Interest income bank account	927	1,413
Exchange differences and miscellaneous	6	791

Finance income	933	2,204

Financial expenses represent interest paid, bank charges and foreign exchange difference.

Due to the depreciation of the USD compared to EUR, the Group recognized an unrealized loss on foreign exchange differences of €4.3 million in 2017. In 2016, the unrealized gain on foreign exchange differences amounted to €0.8 million.

Interest income on short term deposits decreased significantly from 2016 to 2017, reflecting the decline of the interest rates on such deposits.

Income taxes

As we incurred losses in all the relevant periods, we had no taxable income and therefore incurred no corporate taxes.

Loss for the year

As a result of the foregoing, our loss for the year increased by €32.8 million from €23.6 million in 2016 to €56.4 million in 2017.

Comparisons for the Years Ended December 31, 2016 and 2015

Revenues

(€‘000)	For the year ended December 31,
	2016	2015
Recognition of non-refundable upfront payment	8,440	—
C-Cathez Sales	83	3

	8,523	3

Total revenues increased by €8.5 million over 2016. In August 2016, the Group has received a non-refundable upfront payment as a result of the ONO agreement. This upfront payment has been fully recognized upon receipt as there are no performance obligations nor subsequent deliverables associated to the payment. The non-refundable upfront payment was rather received as a consideration for the sale of license to ONO. In 2016, the total revenue generated through sales of C-Cathez was € 0.1 million. Insignificant revenue was generated from sales of C-Cathez in 2015.

Cost of sales

(€‘000)	For the year ended December 31,
	2016	2015
C-Cathez cost of sales	(53)	(1)

Total cost of sales	(53)	(1)

In 2016, the total cost of sales associated with sales of C-Cathez amounted to €0.1 million.

Research and development expenses

(€‘000)	For the year ended December 31
	2016	2015
Salaries	8,160	5,785
Travel and living	577	168
Preclinical studies	4,650	2,398
Clinical studies	4,468	6,723
Delivery systems and medical devices	964	173
Consulting fees	791	1,842
Intellectual property filing and maintenance fees	799	763
Scale-up and automation	4,164	642
Rent and utilities	939	1,045
Depreciation and amortization	1,345	1,033
Other costs	817	2,196

Total research and development expenses	27,675	22,767

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

The variance with 2015 is mainly explained by the following elements;

•	additional staff was hired to support the projects within the research and development departments;

•	additional preclinical studies on CAR-T NKR-T projects, mostly driven by expenses incurred on the allogeneic program;

•	the automation of the CYAD-01 production process;

•	the decrease of the costs of the CHART-1 trial; and

•	the decrease of consultancy fees.

Among these expenses, the preclinical development expenses of the NKR-T platform are expected to increase significantly in the future periods.

General and administrative expenses

(€‘000)	For the year ended December 31
	2016	2015
Employee expenses	2,486	2,761
Share-based payment	2,847	796
Rent	791	617
Communication and marketing	728	891
Consulting fees	2,029	1,511
Travel and living	450	509
Post-employment benefits	(24)	(45)
Depreciation	173	—
Other	265	190

Total general and administrative expenses	9,744	7,230

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

Operating income

(€‘000)	For the year ended December 31
	2016	2015
Recoverable cash advances (RCAs)	2,704	222
Subsidies	124	412
Change of fair value of RCAs	3,891	—
Reversal provision for reimbursement RCA	(1,737)	—
Realized gain on contribution IP into joint venture	—	(312)
Change of fair value of contingent liability	(1,634)
Other	(8)	—

Total operating income	3,340	322

Other operating income and expenses are primarily related to the non-dilutive funding received from the Walloon Region and the European FP7 funding programs. In 2016, the net amount of the other operating income and expenses increased by €3.0 million.

This variance resulted mainly from the additional proceeds received on RCAs and FP7 contracts and the non-cash entries posted on the RCAs were reflected at the fair value of such liabilities.

Operating loss

As a result of the foregoing, our operating loss decreased by €4.1 million in 2016 as compared to 2015, totaling €25.6 million in 2016.

Financial income and financial expenses

(€‘000)	For the year ended December 31,
	2016	2015
Interest finance leases	19	10
Interest on RCAs	53	—
Other finance costs	37	90
Exchange differences	98	135
Finance expenses	207	236

Interest income bank account	1,413	352
Exchange differences	791	190
Finance income	2,204	542

Financial expenses represent interest paid, bank charges and foreign exchange difference.

Interest income on short term deposits increased significantly from 2016 to 2015, reflecting the increase of our average cash position over the periods, partially compensated by the decline of the interest rates on such deposits.

Income taxes

As we incurred losses in all of the relevant periods, we had no taxable income and therefore incurred no corporate taxes.

Loss for the year

As a result of the foregoing, our loss for the year decreased by €5.5 million from €29.1 million in 2015 to €23.6  million in 2016.

B. Liquidity and Capital Resources

We have financed our operations since inception through several private placements of equity securities, several contributions in kind, an initial public offering on Euronext Brussels and Paris, an initial U.S. public offering on Nasdaq and non-dilutive governmental support. Through December 31, 2017, the total gross proceeds of the placement of our securities amounted to €187 million (net proceeds of €172 million) and, the total non-dilutive funding amounted to €26.7 million. For information on our use of and policies regarding financial instruments, please see Note 3 and Note 21 included in our consolidated financial statements appended to this Annual Report.

The table hereunder summarizes our sources and uses of cash for the years ended December 31, 2017, 2016, and 2015.

(€‘000)	For the years ended December 31,
	2017	2016	2015

Cash used in operating activities	(44,441)	(24,692)	(27,303)
Cash from/(used in) investing activities	17,613	(30,157)	(10,691)
Cash flows from financing activities	605	3,031	110,535
Net increase/(decrease) in cash and cash equivalents	(26,224)	(51,818)	72,542

Comparison between 2017 and 2016

In 2017, the net cash used in our operations amounted to €44.4 million and increased by €24.8 million compared to 2016. This increase is explained by:

•	the decrease in our net licensing revenue by €5.0 million, mostly offset by the decrease in our research and development expenses by €4.7 million;

•	the non-recurring expenses for the year, for which the cash component amounted to €13.3 million (compensation relating to the amendment of the agreements with Celdara Medical LLC and Dartmouth College);

The cash used in investing activities varied significantly compared to 2016. The variance is explained by the use of our short-term deposits to finance part of our operations (in 2017, we withdrew a net amount of €23.6 million from our short-term deposits, while in 2016 we invested a net amount of €26.9 million into short term deposits) and by the payment of a clinical development milestones to Celdara Medical LLC of €5.3 million.

Our net cash flow from our financing activities decreased by €2.4 million from €3.0 million in 2016. In 2017, the proceeds from non-dilutive funding cancelled out their repayments, while in 2016 we earned net proceeds from non-dilutive funding of €2.3 million (gross proceeds of €3.1 million, offset by repayments of €0.8 million).

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

Our net cash flows provided from our financing activities decreased by €107.5 million in 2016 from €110.5 million in 2015. There was no capital increase performed in 2016. The net proceeds received from non-dilutive funding increased by €1.5 million) over 2016,

We have incurred net losses in each year since our inception. Substantially all of our net losses resulted from costs incurred in connection with our development programs and from general & administrative expenses associated with our operations.

We have financed our capital expenditures of 2016 with a bank loan and with financial leases which are recorded on the balance sheet at year end 2016 €1.5 million.

Cash and Funding Sources

Over the last three years, we obtained new financing mostly through the issuance of our shares. A summary of our funding activities is as follows:

(€‘000)	Total	Equity capital	Finance leases	Loans
2015	120,380	119,929	451	—
2016	1,165	0	371	794
2017	1,168	625	543	—

Total financing	122,713	120,554	1365	794

We refer to “Note 21—Financial instruments on balance sheet” included in our consolidated financial statements appended to this Annual Report for information related to the maturity profile of our leases and loans.

In 2017, warrants were exercised for an equity capital proceeds amount of €0.6 million.

Further, most of our capital expenditures in 2017 related to laboratory and office equipment are financed with three-year maturity finance leases (€0.5 million), similar to years 2016 (€0.4 million) and 2015 (€0.5 million).

In 2016, we also contracted a bank loan to partially finance the leasehold improvements made in our new corporate offices.

In March 2015, we completed a €31.7 million capital increase via a private placement subscribed by qualified institutional investors in the United States and Europe at a price of €44.50 per share. In June 2015, we completed a €88.0 million global offering on Nasdaq and on Euronext Brussels and Euronext Paris at a price of €60.25 per share. Our capital was also increased in 2015 by way of exercise of warrants (equity capital funding of €0.2 million).

Amounts received from the Walloon Region, booked as advances repayable, correspond to funding received under several RCAs, dedicated to supporting specific development programs related to CAR-T platform, THINK clinical study and C-Cathez at the end of 2017.

The movements of the advances repayable recorded in 2017, 2016 and 2015 are summarized in the table below:

(€‘000)
Balance of January 1, 2015	11,555

+ liability recognition	1,392
-repayments	(529)
+/- other transactions including change of fair value	(1,036)

Balance at December 31, 2015	11,382

+ liability recognition	—
- repayments	(842)
+/- other transactions including change of fair value	(2,102)
Balance at December 31, 2016	8,438

+ liability recognition	—
- repayments	(1,233)
+/- other transactions including change of fair value	(5,435)
Balance at December 31, 2017	1,770

For the year 2017, we reversed an RCA liability amount of €5.4 million, relating to the decision of ceasing the exploitation of our product candidate C-Cure (Cardio business).

Capital Expenditures

We do not capitalize our research and development expenses until we receive marketing authorization for the applicable product candidate. At year-end 2017, all clinical, research and development expenditures related to the development of our CAR-T platform and C-Cure and are accounted for as operating expenses.

Our capital expenditures were €0.9 million, €1.8 million and €0.8 million for the years ended December 31, 2017, 2016 and 2015 respectively. In 2018, we anticipate new capital expenditures in our laboratories and manufacturing plant. We plan to finance most of these expenses through new finance leases.

We also completed the acquisitions of (i) OnCyte, LLC in January 2015, resulting in the recognition of a goodwill of €1.0 million and an in-process research and development of €38.3 million and (ii) Biological Manufacturing Services SA in May 2016 resulting in recognition of additional PPE for €1.3 million.

The non-current assets are detailed in the following table.

(€‘000)		As of December 31,
	2017	2016	2015
Intangible assets	36,508	49,566	48,789
Property, plant and equipment	3,290	3,563	1,136
Other non-current assets	1,434	311	180

Total	41,232	53,440	50,105

The decrease observed in the caption intangible assets at year-end 2017 compared to year-end 2016 results of:

•	an impairment of €7.2 million relating to Mayo Clinic (€6.0 million) and Corquest (€1.2 million) patents

•	a currency translation adjustment of €4.8 million for USD depreciation towards EUR, on OnCyte underlying in-process research and development

Operating Capital Requirements

We believe that our existing cash and cash equivalents, and short-term investments will enable us to fund our operating expenses and capital expenditure requirements, based on the current scope of our activities and including expected cash inflows from our strategic collaborations, at least until the end of the first quarter of 2019. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. In any event, we will require additional capital to pursue preclinical and clinical activities, obtain regulatory approval for, and to commercialize our drug product candidates.

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

There are no legal or economic restrictions on the ability of our subsidiaries to transfer funds to Celyad SA in the form of cash dividends, loans or advances.

Our present and future funding requirements will depend on many factors, including, among other things:

•	the size, progress, timing and completion of our clinical trials for any current or future drug product candidates, including CYAD-01;

•	the number of potential new drug product candidates we identify and decide to develop;

•	the costs involved in filing patent applications, maintaining and enforcing patents or defending against claims or infringements raised by third parties;

•	the time and costs involved in obtaining regulatory approval for drug products and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these drug products; and

•	the amount of revenue, if any, we may derive either directly or in the form of royalty payments from future potential collaboration agreements on our technology platforms.

For more information as to the risks associated with our future funding needs, see the section of this Annual Report titled “Item 3.D.—Risk Factors”.

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

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of (1) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities; (3) the issuance, in any three-year period, by our company of more than $1.0 billion in non-convertible debt securities held by non-affiliates; and (4) December 31, 2020. We may choose to take advantage of some but not all of these exemptions. For example, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Given that we currently report and expect to continue to report under IFRS as issued by the IASB, we have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB. We have taken advantage of reduced reporting requirements in this Annual Report. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

C. Research and Development, Patents and Licenses, Etc.

For a discussion of our research and development activities, see “Item 4.B.—Business Overview” and “Item 5.A—Operating Results.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2017 to December 31, 2017 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of trends, see “Item 4.B.—Business Overview,” “Item 5.A.—Operating Results” and “Item 5.B.—Liquidity and Capital Resources.”

E. Off-Balance Sheet Arrangements

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

During the periods presented, we had bank guarantees granted to the landlords of our Belgian and U.S. offices (€0.3 million). These bank guarantees will last until the termination of the respective lease agreements.

For other contingent liabilities, see “Item 5.F.—Tabular Disclosure of Contractual Obligations” below.

F. Tabular Disclosure of Contractual Obligations

The following table discloses aggregate information about material contractual obligations and periods in which payments (principal only, interest amounts are not material and therefore not included) were due as of December 31, 2017. Future events could cause actual payments to differ from these estimates.

		Less than	One to three	Three to	More than
(€‘000)	Total	one year	years	five years	five years
As of December 31, 2017
Finance leases (1)	909	427	461	21	—
Bank loan (2)	536	209	326	—	—
Operating leases (3)	3,759	857	1,289	725	888
Pension obligations	204	—	—	—	204
Advances repayable (current and non-current) (4)	1,770	226	412	248	884

Total	7,178	226	412	248	1976

(1)	We financed most of our office and laboratory equipment through finance leases.
(2)	The bank loan was originated in 2016 with an initial term of three years and is related to the leasehold improvements made in our new corporate offices in Belgium.
(3)	The operating leases corresponded mainly to the lease agreements related to our offices and laboratories in Belgium and in the United States.
(4)	Advances repayable corresponded to the present value of the future repayments related to the recoverable cash advance agreements contracted with the Walloon Region.

G. Safe Harbor

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Special Note Regarding Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Board of Directors

As provided by Article 521 of the Belgian Company Code, we are managed by a Board of Directors acting as a collegiate body. The Board of Directors’ role is to pursue our long-term success by providing entrepreneurial leadership and enabling risks to be assessed and managed. The Board of Directors should decide on our values and strategy, its risk preference and key policies. The Board of Directors should ensure that the necessary leadership, financial and human resources are in place for us to meet its objectives.

We have opted for a one-tier governance structure. As provided by Article 522 of the Belgian Company Code, the Board of Directors is our ultimate decision-making body, except with respect to those areas that are reserved by law or by our articles of association to the Shareholders’ Meeting.

Our articles of association state that the number of directors, who may be natural persons or legal entities and who need not be shareholders, must be at least five. At least half of the members of the Board of Directors must be non-executive directors and at least three of them must be independent directors.

A meeting of the Board of Directors is validly constituted if at least half of its members are present in person or represented at the meeting. If this quorum is not met, a new board meeting may be convened by any director to deliberate and decide on the matters on the agenda of the board meeting for which a quorum was not met, provided that at least two members are present. Meetings of the Board of Directors are convened by the Chairman of the Board or the Chief Financial Officer or the Chief Legal Officer, whenever our interest so requires. In principle, the Board of Directors will meet at least four times per year.

The Chairman of the Board of Directors shall have a casting vote on matters submitted to the Board of Directors in the event of a tied vote, save if the Board of Directors is composed of two members.

At the date of this Annual Report, the Board of Directors consists of eight members, one of which is an executive director (as a member of the Executive Management Team) and seven of which are non-executive directors, including four independent directors. In accordance with Art 96, §2 6° of the Belgian Company Code, or BCC, we aim for, in a reasonable timeframe, that one-third of the Board members are of different sex.

Name	Position	Age	Term [1]	Board Committee Membership
Michel Lussier	Chairman	61	2020	Member of the Nomination and Remuneration Committee

LSS Consulting SPRL represented by its permanent representative Christian Homsy	Executive Director	59	2020

Serge Goblet	Non-executive director	60	2020

Chris Buyse	Independent director	53	2020	Member of the Nomination and Remuneration Committee Member of the Audit Committee

Rudy Dekeyser	Independent director	56	2020	Member of the Nomination and Remuneration Committee Member of the Audit Committee

Debasish Roychowdhury	Independent director	57	2019	Member of the Audit Committee

Chris De Jonghe [1]	Non-executive director	45	2017	Member of the Audit Committee

Hanspeter Spek	Independent director	68	2018	Member of the Nomination and Remuneration Committee

TOLEFI SA represented by its permanent representative Serge Goblet	Non-executive director	—	2018

[1]	Chris De Jonghe resigned with an effective date on May 5, 2017.

The business address for our board of directors and executive management team is Rue Edouard Belin 2, 1435 Mont-Saint-Guibert, Belgium.

The following paragraphs contain brief biographies of each of the directors, or in case of legal entities being director, their permanent representatives, with an indication of other relevant mandates as member of administrative, management or supervisory bodies in other companies during the previous five years.

Michel Lussier has served as Chairman of our board of directors since 2007 and is also a co-founder of the Company. Mr. Lussier was also the Chairman of the board of directors and co-founder of the Company’s predecessor entity, Cardio3 SA, until 2008. Mr. Lussier recently founded Medpole Ltd, the North American satellite of MedPole SA, a European incubator for medical technology start-up companies located in Belgium, and serves as the Chief Executive Officer for the group. In this capacity, he is a managing director of Fjord Ventures, a Laguna Hills, California based medical technology accelerator / incubator. Since May 2014, Mr. Lussier has served as the Chief Executive Officer of Metronom Health Inc, an early stage medical device company created by Fjord Ventures, developing a continuous glucose monitoring system. Prior to that, from 2002 to 2013, he worked for Volcano Corporation, where he served in a number of positions, most recently as President, Clinical and Scientific Affairs from 2012 to 2013, and prior to that from 2007 to 2012, Group

President, Advanced Imaging Systems, Global Clinical & Scientific Affairs and General Management of Europe, Africa and the Middle East. Mr. Lussier obtained a Bachelor of Sciences degree in Electrical Engineering and Master’s degree in Biomedical Engineering at the University of Montreal. He also holds an MBA from INSEAD (European Institute of Business Administration), France. In addition to serving on our board of directors, he also serves on the boards of directors of several early stage medical devices companies.

Christian Homsy (permanent representative of LSS consulting SPRL), has served as a member of our board of directors since 2007 and has been Chief Executive Officer (CEO) of Celyad since its foundation. Christian Homsy obtained his Medical Doctorate at the University of Louvain and holds an MBA from the IMD in Lausanne (Switzerland). Christian gained his business experience in senior research and development, marketing, business development and sales positions at Guidant Corporation, a leading medical device company active in the treatment of cardiovascular disease. He was also founder of Guidant Institute for Therapy Development, a landmark facility for physician and health care professionals’ education that gained international recognition and praise. Before joining Celyad, Christian Homsy was General Manager of Medpole, a European incubator dedicated to initiating the European operations for start-up companies in the medical device or biotechnology fields. He also holds a director mandate in Medpole SA.

Serge Goblet (permanent representative of Tolefi SA) has served as a member of our board of directors since 2008. He holds a Master Degree in Business and Consular Sciences from ICHEC, Belgium and has many years of international experience as director in Belgian and foreign companies. He is the managing director of TOLEFI SA, a Belgian holding company and holds director mandates in subsidiaries of TOLEFI. Serge has two voting rights at our board of directors, one in his own name and one on behalf of TOLEFI, as a permanent representative.

Chris Buyse has served as a member of our board of directors since 2008. He brings more than 30 years of international financial expertise and experience in introducing best financial management practices. He is currently Managing Director of FUND+, a fund that invests in innovative Belgian Life Sciences companies, Between August 2006 and June 2014, Mr. Buyse served as the Chief Financial Officer and board member of ThromboGenics NV, a leading biotech company that is listed on NYSE Euronext Brussels. Before joining ThromboGenics, he was the Chief Financial Officer of the Belgian biotech company CropDesign, where he coordinated the acquisition by BASF in July 2006. Prior to joining CropDesign he was financial manager of WorldCom/MCI Belux, a European subsidiary of one of the world’s largest telecommunication companies and he was also the Chief Financial Officer and interim Chief Executive Officer of Keyware Technologies. Mr. Buyse holds a master degree in applied economic sciences from the University of Antwerp and an MBA from Vlerick School of Management in Gent. He currently serves, in his own name or as permanent representative of a management company, as member of the board of directors of the following publicly and privately held companies: Bone Therapeutics SA, Iteos SA, Bioxodes SA, Bio Incubator NV, Immo David NV, Pinnacle Investments SA, CreaBuild NV, Sofia BVBA, Pienter-Jan BVBA, Life Sciences Research Partners VZW, Inventiva SA, The Francqui Foundation and Keyware Technologies NV.

Rudy Dekeyser has served as a member of our board of directors since 2007. Since 2012 Rudy is managing partner of the LSP Health Economics Fund, a private equity fund investing in late stage European and North American health care companies. Prior to joining LSP, Rudy has been managing director of VIB (Flanders Institute for Biotechnology), where he was also responsible for the intellectual property portfolio, business development and new venture activities. He obtained a Ph.D. in molecular biology at the University Ghent. He holds non-executive director positions in Curetis AG, Sequana Medical AG and Remynd NV, and held non-executive director positions in Devgen NV, CropDesign NV, Ablynx NV, Actogenix NV, Pronota NV, Flandersbio VZW, Bioincubator Leuven NV and Multiplicom NV. He is a co-founder of ASTP (the European associations of technology transfer managers) and Chairman of EMBLEM (EMBL’s business arm). Rudy has been advisor to several seed and venture capital funds and to multiple regional and international committees on innovation.

Debasish Roychowdhury has served as a member of our board of directors since 2015. Debasish is a medical oncologist with over 15 years of comprehensive pharmaceutical industry experience and 14 years of patient care and academic research. In the pharmaceutical industry, Debasish held multiple positions of growing responsibility respectively at Eli Lilly, GSK and Sanofi, with direct therapeutic area experience mostly in oncology and hematology. Based in Boston, Massachusetts, Debasish is now using his extensive experience and global network to advise companies, organizations, and institutions in the biomedical field.

Hanspeter Spek has served as a member of our board of directors since 2014. He started his career at Pfizer where, over more than 10 years and after a thorough comprehensive training in commercial general management, he held positions of increasing responsibility. Hanspeter then joined Sanofi as Marketing Director and rose through the organization to become the Executive Vice President International in 2000. When Sanofi and Aventis merged in 2004, he took on the responsibility of Executive Vice President Operations. In 2009, he was nominated President Global Operations. Hanspeter retired from Sanofi in mid-2013. He has since joined Advent International, Boston, as an Operating Partner for Healthcare and serves as Board Member of Genpact, New York.

Chris De Jonghe served as a member of our board of directors from 2013 until May 5, 2017, the effective date of her resignation. She is Head of Life Sciences & Care at PMV (ParticipatieMaatschappij Vlaanderen). She was first Licensing manager then Business development manager at VIB (Flanders’ Institute for Biotechnology), before joining PMV initially as Senior investment manager in January 2013. Since August 2013 she joined the Group Management Committee, responsible for daily management at PMV. She obtained a PhD in Biochemistry and a Bachelor degree in Laws at the University of Antwerp. She is member of the board of directors of Agrosavfe, Confo Therapeutics, Fast Forward Pharmaceuticals, MyCartis, ViroVet, Biotech Fund Flanders, LSP V, Vesalius Biocapital I & II and Flanders’Bio. She is a member of Flanders’Bio and IFB network.

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

The Executive Management Team discusses and consults with the Board of Directors and advises the Board of Directors on our day-to-day management in accordance with our values, strategy, general policy and budget, as determined by the Board of Directors.

Each member of the Executive Management Team has been made individually responsible for certain aspects of our day-to-day management and our business (in the case of the CEO, by way of delegation by the Board of Directors; in the case of the other member of the Executive Management Team, by way of delegation by the CEO). The further tasks for which the Executive Management Team is responsible are described in greater detail in the terms of reference of the Executive Management Team as set out in our corporate governance charter.

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

In accordance with Schedule C, Section F, subsection 7 of the Corporate Governance Code, all agreements with members of the Executive Management Team entered into on or after July 1, 2009 must refer to the criteria to be taken into account when determining variable remuneration and will contain specific provisions relating to early termination. In principle, the Executive Management Team meets every month. Additional meetings may be convened at any time by the Chairman of the Executive Management Team or at the request of two of its members. The Executive Management Team will constitute a quorum when all members have been invited and the majority of the members are present or represented at the meeting. Absent members may grant a power of attorney to another member of the Executive Management Team. Members may attend the meeting physically or by telephone or video conference. The absent members must be notified of the discussions in their absence by the Chairman (or the Company Secretary, if the Executive Management Team has appointed a Company Secretary from among its members).

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

The current members of the Executive Management Team are listed in the table below.

Name	Function	Age
LSS Consulting SPRL, represented by Christian Homsy	Chief Executive Officer	59
PaJe SPRL, represented by Patrick Jeanmart	Chief Financial Officer	45
KNCL SPRL, represented by Jean-Pierre Latere	Chief Operating Officer	42
NandaDevi SPRL, represented by Philippe Dechamps	Chief Legal Officer	47
Georges Rawadi [1]	Vice President Business Development	50
MC Consult SPRL, represented by Philippe Nobels	Global Head of Human Resources	51
ImXense SPRL, represented by Frederic Lehmann	Vice President Immuno-oncology	53
David Gilham	Vice President Research & Development	52

[1]	Georges Rawadi resigned with an effective date of March 23, 2018.

The following paragraphs contain brief biographies of each of the members of the Executive Management Team or in case of legal entities being a member of the Executive Management Team or key manager, their permanent representatives.

Christian Homsy (representative of LSS Consulting SPRL), CEO. Reference is made to “—Board of Directors” above.

Patrick Jeanmart (representative of PaJe SPRL), has served as our Chief Financial Officer since September 2007. Prior to joining the Company, Mr. Jeanmart worked for IBA Group (Ion Beam Applications, Belgium) for six years where he held a number of senior financial management positions within the corporate organization and several IBA subsidiaries located in Belgium, Italy, UK and the U.S. Between January 2004 and 2007, he acted as Vice President of Finance of IBA Molecular. He also holds the position of Chief Financial Officer at Medpole SA and at Biological Manufacturing Services SA. Mr. Jeanmart obtained a Master in Economics from the University of Namur, Belgium.

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

Philippe Dechamps (representative of NandaDevi SPRL), has served as Chief Legal Officer since September 2016. Mr. Dechamps started his legal career as an associate in Brussels with the law firm Linklaters De Bandt from 1994 to 1998. He left private practice in 1998 and until 2003, he served as an in-house counsel at Solvay Group, the Belgian pharmaceutical and chemical company, to assist the company in its turnaround through several M&A operations in Europe, India and Far-East Asia. In 2003, he took over the position of Legal Director at Guidant, the U.S. company formerly active in the medical devices business before its acquisition by Boston Scientific and Abbott Laboratories in 2005. Within Abbott, Mr. Dechamps took over responsibility for the legal affairs of Abbott Vascular International outside of the United States. In 2008, Mr. Dechamps joined Delhaize Group taking responsibility for the legal and government affairs in Europe and Asia, before becoming Group General Counsel and Secretary to the Board of Directors in 2015. In this position, he piloted the legal strategy to merge Delhaize Group with Royal Ahold in July 2016. Mr. Dechamps earned law degrees from the Université Catholique de Louvain (UCL) and Vrije Universiteit Brussel (VUB), and a Masters of Law (LL.M) from Harvard University.

Georges Rawadi, has served as Vice President Business Development and Intellectual Property since March 2016 and prior to that he has service as Vice President Business Development since June 2014. Prior to joining our team, Dr. Rawadi served as Vice President Business Development with Cellectis. He previously held business development management positions at Galapagos, ProStrakan France and Sanofi-Aventis France, and conducted consultancy assignments in Business Development and Alliance Management. His work included all aspects and stages of business development, driving several projects from target identification and negotiation to closing deals. He holds a Ph.D. in Microbiology from the Pierre et Marie Curie University (France), and a Masters in Management and Strategy in the Health Industry from the ESSEC Business School. Georges has left the company on March 23, 2018.

Philippe Nobels (representative of MC Consult Sprl) has served as Global Head of Human Resources since October 2016. He started his career at Price Waterhouse (now PwC) as auditor in 1989. He also went in rotational assignment in Congo during 2 years on consulting missions for the World Bank. In 1995, he joined Fourcroy as plant controller. Then, he joined Dow Corning in 1997 where he held different positions in Finance and Human Resources. He led the human resources operations in Europe, became the human resources manager for Dow Corning in Belgium, and Human Resources Business Partner for the sales and marketing functions globally. As a member of the sales and marketing Leadership teams, he contributed to the company’s major transformation initiatives to increase organizational effectiveness, employees’ engagement & performance as well as Business results. Philippe hold a master degree in Economics from the University of Namur.

Frédéric Lehmann (representative of ImXense SPRL), has served as the Vice President Clinical Development & Medical Affairs since July 2016 and prior to that he has served as the Vice President Immuno-Oncology Since September 2015. Dr. Lehmann is a physician by training, specialized in hematology and oncology. Dr. Lehmann has extensive experience in oncology drug development spanning early to late phase, including clinical trial design, translational research, regulatory interactions, and clinical risk management. He started his academic career at the Ludwig Institute for Cancer Research in Brussels, followed by a position at the Institute Jules Bordet. He then moved to the European Organization for Research and Treatment of Cancer (EORTC) as Medical Advisor. Dr. Lehmann began his corporate career at GlaxoSmithKline, where he led the early worldwide clinical development program for our cancer vaccines and went on to lead the research and development incubator for cancer immunotherapeutics.

David Gilham, has served as Vice President Research and Development since September 2016. Prior to joining our team, Mr. Gilham was a Reader and Group Leader within the Manchester Cancer Research Centre at the University of Manchester, UK leading a research group of 15 scientists in the area of cellular immunotherapy. Mr. Gilham obtained his Ph.D. from the University of Dundee in 1998 in Molecular Pharmacology under the supervision of Professor Roland Wolf, OBE. After a short post-doctoral position at the University of Bristol, Mr. Gilham moved to the University of Manchester with Professor Robert Hawkins to establish translational research activity in the field of engineered cellular therapy. The group has carried out several clinical trials of CAR-T cells of which Mr. Gilham has been Lead scientific advisor and led several European framework programs bringing together researchers from all over Europe (ATTACK and ATTRACT programs). In 2010, along with Professor Hawkins and other colleagues, Mr. Gilham co-founded Cellular Therapeutics, a cell production company based in Manchester. He has published more than 60 peer reviewed articles and further book chapters and reviews. He has also sat on many review boards and charity grant committees and consulted for several biotechnology companies and pharmaceutical companies concerning immune cell therapies.

Family Relationships

There are no family relationships among any of the members of our executive committee or directors.

B. Compensation

The aggregate compensation paid and benefits in kind granted by us to the current members of our executive management team and directors, including share-based compensation, for the year ended December 31, 2017, was €3.0 million. For the year ended December 31, 2017, approximately €14,000 of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to members of our executive management team.

For a discussion of our employment arrangements with members of our executive management team and consulting arrangement with our directors, see the section of this Annual Report titled “Item 7.B.—Related Party Transactions—Agreements with Our Directors and Members of Our Executive Management Team.” For more information regarding warrant grants, see the section of this report titled “—Warrant Plans.”

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

Compensation of our Board of Directors

The remuneration of our directors and the grant of warrants to our directors are submitted by our board of directors (following advice from the Nomination and Remuneration Committee) for approval to the general shareholders’ meeting and are only implemented after such approval. The aggregate compensation paid and benefits in kind granted by us to our current directors, including share-based compensation, for the year ended December 31, 2017, was €387,250.

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

On May 9, 2016, the Extraordinary Shareholders meeting approved a new remuneration and compensation scheme for the non-executive directors. The remuneration package is made up of fixed annual fee of €10,000 for non-executive directors, supplemented by a fixed annual fee of €10,000 for the Chairman. The annual fee is supplemented by a €5,000 fee for any non-executive directors covering the participation to the four ordinary board of directors’ meetings. Any participation to an extraordinary board of directors’ meetings gives right to a supplemental fee of €5,000. This remuneration package is also supplemented with a fixed annual fee of €15,000 for membership of each committee of the Board of Directors, to be increased by €5,000 in case the relevant director chairs the Nomination and Remuneration Committee or the Audit Committee. Finally, an extraordinary fee of €3,000 is granted to non-executive directors in case of appointment of such directors, on request of the CEO and with prior approval of the Board of directors, for specific missions requiring the presence of the concerned director. This scheme is applicable directly after the General Meeting of Shareholders of May 9, 2016. The remuneration granted to directors during year 2016 is the consequence of both applications of (i) remuneration and compensation scheme adopted in November 2015 and (ii) the new plan adopted in May 2016. Apart from the above remuneration for non-executive directors, all directors are entitled to company warrants and a reimbursement of out-of-pocket expenses actually incurred as a result of participation in meetings of the Board of Directors.

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

The directors’ mandate may be terminated at any time without any form of compensation.

No loans or guarantees were given to members of the board of directors during the year ended December 31, 2017.

There are no employment or service agreements that provide for notice periods or indemnities between us and members of the board of directors who are not a member of the executive management team. In respect of the members of the board of directors who are members of the executive management team, reference is made to the section “—Compensation of Members of the Executive Management Team” below.

The following table sets forth the fees received by our non-executive directors for the performance of their mandate as a board member, during the year ended December 31, 2017:

Name	Fees Earned (€)
Michel Lussier	86,000
Serge Goblet	36,000
Chris Buyse	71,000
Debasish Roychowdhury	62,250
Hanspeter Spek	51,000
Rudy Dekeyser	81,000
Tolefi SA, represented by its permanent representative, Serge Goblet	—
Chris De Jonghe	—
Total	387,250

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

The table below provides an overview as of December 31, 2017 of the warrants held by the non-executive directors.

	Warrant Awards
Name	Number of Ordinary Shares Underlying Warrants	Warrant Exercise Price in euros	Warrant Expiration Date
Michel Lussier	10,000	34.65	November 5, 2020
	10,000	31.34	June 29, 2022
Chris Buyse	10,000	34.65	November 5, 2020
	10,000	31.34	June 29, 2022
Rudy Dekeyser	10,000	34.65	November 5, 2020
	10,000	31.34	June 29, 2022
Hanspeter Spek	5,000	35.79	May 5, 2019
	10,000	34.65	November 5, 2020
	10,000	31.34	June 29, 2022
Debasish Roychowdhury	10,000	34.65	November 5, 2020
	10,000	31.34	June 29, 2022
Serge Goblet	10,000	31.34	June 29, 2022

Total	115,000

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

No loans, quasi-loans or other guarantees were granted to members of our executive management team during the year ended on December 31, 2017.

The following table sets forth information regarding compensation earned by LSS Consulting SPRL, represented by Christian Homsy, our Chief Executive Officer, during the year ended December 31, 2017.

Compensation (in kEuros)
Fixed fee	426
Variable fee	51
Total	477

In 2017, Mr. Homsy was granted 40,000 warrants and exercised 112,000 warrants issued in May 2013.

The following table sets forth information concerning the aggregate compensation earned during the year ended December 31, 2017 by the other members of our executive management team, including the CEO.

Compensation (in kEuros)
Fixed remuneration (gross)	426
Variable remuneration (short term)	69
Fixed fee	1,725
Variable fee	225
Pension/Life	14
Other benefits	201
Total	2,660

The table below provides an overview as of December 31, 2017 of the warrants held by the members of our executive management team.

	Warrant Awards
Name	Number of Ordinary Shares Underlying Warrants	Warrant Exercise Price in euros	Warrant Expiration Date
Christian Homsy [1]	40,000	34.65	November 5, 2020
	40,000	32.36	June 29, 2022

	Warrant Awards
Name	Number of Ordinary Shares Underlying Warrants	Warrant Exercise Price in euros	Warrant Expiration Date
Patrick Jeanmart [2]	20,000	34.65	November 5, 2020
	20,000	32.36	June 29, 2022
George Rawadi	7,500	39.22	May 5, 2024
	10,000	34.65	November 5, 2025
	20,000	31.34	June 29, 2022
Frédéric Lehmann [3]	20,000	34.65	November 5, 2020
	20,000	32.36	June 29, 2022
Jean-Pierre Latere [4]	20,000	34.65	November 5, 2020
	3,000	32.36	June 29, 2022
Philippe Dechamps[5]	20,000	15.90	December 31, 2021
	20,000	32.36	June 29, 2022
David Gilham	10,000	15.90	November 5, 2025
	6,000	31.34	June 29, 2022

[1]	Christian Homsy holds these warrants in person, whereby he is the representative of LSS Consulting SPRL, his management company, which has been appointed as Chief Executive Officer.
[2]	Patrick Jeanmart holds these warrants in person, whereby he is the representative of PaJe SPRL, his management company, which has been appointed as Chief Financial Officer.
[3]	Frederic Lehmann holds these warrants in person, whereby he is the representative of ImXense SPRL, his management company, which has been appointed as Vice President Clinical Development & Medical Affairs.
[4]	Jean-Pierre Latere holds these warrants in person, whereby he is the representative of KNCL SPRL, his management company, which has been appointed as Chief Operating Officer.
[5]	Philippe Dechamps holds these warrants in person, whereby he is the representative of NandaDevi SPRL, his management company, which has been appointed as Chief Legal Officer.

Limitations on Liability and Indemnification Matters

Under Belgian law, the directors of a company may be liable for damages to the company in case of improper performance of their duties. Our directors may be liable to our company and to third parties for infringement of our articles of association or Belgian company law. Under certain circumstances, directors may be criminally liable.

We maintain liability insurance for our directors and officers, including insurance against liability under the Securities Act.

Certain of our non-executive directors may, through their relationships with their employers or partnerships, be insured and/or indemnified against certain liabilities in their capacity as members of our board of directors.

In the underwriting agreement we entered into in connection with our June 2015 global offering, the underwriters agreed to indemnify, under certain conditions, us, the members of our board of directors and persons who control our company within the meaning of the Securities Act against certain liabilities, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in our registration statement and certain other disclosure documents.

Warrant Plans

We have created various incentive plans under which warrants were granted to our employees, consultants or directors. This section provides an overview of the outstanding warrants as of December 31, 2017.

Upon proposal of the board of directors, the extraordinary shareholders’ meeting approved the issuance of, in the aggregate, warrants giving right to subscribe to shares as follows:

•	on September 26, 2008, (warrants giving right to 90,000 shares). Of these 90,000 warrants, 50,000 were offered and accepted. None are outstanding as of the date hereof;

•	on May 5, 2010 (warrants giving right to 50,000 shares). Of these 50,000 warrants (15,000 warrants A, 5,000 warrants B and 30,000 warrants C), 12,710 warrants A were accepted, but none are outstanding as of the date hereof; 5,000 warrants B were accepted and none are outstanding as of the date hereof; and 21,700 warrants C were accepted and none are outstanding as of the date hereof;

•	on October 29, 2010 (warrants giving right to 79,500 shares). Out of the 79,500 warrants offered, 61,050 warrants were accepted by the beneficiaries and 766 warrants are outstanding as of the date hereof;

•	on January 31, 2013 (warrants giving right to 140,000 shares). Out of the 140,000 warrants, 120,000 were granted to certain members of the executive management team and a pool of 20,000 warrants was created. The warrants attributed to certain members of the executive management team were fully vested at December 31, 2013 and were all exercised in January 2014 and therefore converted into ordinary shares. The remaining 20,000 warrants were not granted and therefore lapsed;

•	on May 6, 2013 (11 investor warrants are attached to each Class B Share subscribed in the capital increase in cash which was decided on the same date, with each investor warrant giving the right to subscribe to one ordinary share—as a result, these warrants give rights to a maximum of 2,433,618 ordinary shares, subject to the warrants being offered and accepted by the beneficiaries. On May 31, 2013, warrants giving rights to 2,409,176 ordinary shares were issued and accepted, all of which have been exercised as of the date hereof;

•	on May 6, 2013 (warrants giving right to 266,241 ordinary shares). Out of the 266,241 warrants offered, 253,150 warrants were accepted by the beneficiaries and 7,000 warrants are outstanding as of the date hereof;

•	on June 11, 2013 (overallotment warrant giving right to a maximum number of shares equal to 15% of the new shares issued in the context of the offering, i.e., 207,225 shares). The overallotment warrant was exercised on July 17, 2013;

•	on May 5, 2014 (warrants giving right to 100,000 shares), a plan of 100,000 warrants was approved. Warrants were offered to new employees, non-employees and directors in several tranches. Out of the warrants offered, 94,400 warrants were accepted by the beneficiaries and 60,697 warrants are outstanding as of the date hereof;

•	on November 5, 2015 (warrants giving right to 466,000 shares), a plan of 466,000 warrants was approved. Warrants were offered to new employees, non-employees and directors in several tranches. Out of the warrants offered, 353,550 warrants were accepted by the beneficiaries and 253,065 warrants are outstanding as of the date hereof;

•	on December 12, 2016 (warrants giving right to 100,000 shares), the Board of Directors issued a new plan of 100,000 warrants. An equivalent number of warrants was cancelled from the remaining pool of warrants of the plan approved on November 5, 2015. Warrants were offered to new employees and non-employees in several tranches. Out of the warrants offered, 45,000 warrants were accepted by the beneficiaries and 45,000 warrants are outstanding as of the date hereof.

•	on September 27, 2017, (warrants giving rights to 520,000 shares), a plan of 520,000 warrants was approved. Warrants were offered to new employees, non-employees and directors in several tranches. Out of the warrants offered, 308,050 warrants were accepted by the beneficiaries and 304,384 warrants are outstanding as of the date hereof.

On December 31, 2017, there were 670,912 warrants outstanding which represented approximately 6.37% of the total number of all our then-issued and outstanding voting financial instruments.

Issue Date	Term	Number of Warrants Issued [1]	Number of Warrants Granted in number of shares [2]	Exercise Price (in Euros)	Number of Warrants No Longer Exercisable	Warrants exercised	Number of Warrants Outstanding	Exercise periods vested warrants [3]
September 26, 2008	From December 26, 2008 to December 31, 2014	90,000	50,000	22.44	32,501	17,499	—	January 1, 2012 – December 31, 2014
May 5, 2010	From May 5, 2010 to the day of the contribution in kind of Company’s debt under the Loan C Agreement	15,000	12,710	22.44	410	12,300	—	The day of the contribution in kind of Company’s debt under the Loan C Agreement
May 5, 2010	From May 5, 2010 to May 5, 2016	5,000	5,000	35.36	5,000	—	—	May 5, 2013 – May 5, 2016
May 5, 2010	From May 5, 2010 to December 31, 2016	30,000	21,700	22.44	19,035	2,665	—	January 1, 2012 – December 31, 2016
October 29, 2010	From October 29, 2010 to October 28, 2020	79,500	61,050	35.36	53,418	6,866	766	January 1, 2014 – October 28, 2020
January 31, 2013	From January 31, 2013 to January 31, 2023	140,000	120,000	4.52	—	120,000	—	From January 1, 2014 to January 31, 2023
May 6, 2013	From May 6, 2013 to June 4, 2013	2,409,176	2,409,176	0.01	—	2,409,176	—	From May 6, 2013 to June 4, 2013
May 6, 2013	From May 6, 2013 to May 6, 2023	266,241	253,150	2.64	21,050	225,100	7,000	From January 1, 2017 to May 6, 2023 May 2018 for non-employees and to May 6, 2023 for employees
May 5, 2014	From May 16, 2014 to May 15, 2024	100,000	94,400	From 33.49 to 45.05	33,703	—	60,697	From January 1, 2018 to May 15, 2019 for non- employees and to May 15, 2024 for employees
November 5, 2015	From November 5, 2015 to November 4, 2025	466,000	353,550	From 15.90 to 34.65	100,485	—	253,065	From January 1, 2019 to November 4, 2020 for non-employees and to November 4, 2025 for employees
December 12, 2016	From December 9, 2016 to December 31, 2021	100,000	45,000	From 17.60 to 36.81	—	—	45,000	From January 1, 2020 to December 31, 2021
May 5, 2017	From July 20, 2017 to July 31, 2022	520,000	308,050	From 31.34 to 48.89	3,666	—	304,384	From January 1, 2021 to July 31, 2022

[1]	Issued under the condition precedent of the Warrant effectively being offered and accepted.
[2]	The numbers reflect the number of shares for which the holder of Warrants can subscribe upon exercise of all relevant Warrants.
[3]	The Warrants (i) can only be exercised by the holder of Warrants if they have effectively vested, and (ii) can only be exercised during the exercise periods as set out in the respective issue and exercise conditions.

Apart from the warrants and warrant plans, we do not currently have other stock options, options to purchase securities, convertible securities or other rights to subscribe for or purchase securities outstanding.

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

Audit Committee

Our board of directors has established an audit committee. Our Audit Committee consists of three members: Chris Buyse, Rudy Dekeyser and Debasish Roychowdhury.

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

For information on the dates of expiration for our board of directors’ terms in office, see the section of this Annual Report titled “Item 6.A.—Directors and Senior Management.” For information with our contracts with our board of directors, see the section of this Annual Report titled “Item 7.B.—Related Party Transactions—Agreements with Our Directors and Members of Our Executive Management Team.”

D. Employees

As of December 31, 2017, we employed 70 full-time employees, seven part-time employees and 10 senior managers under management services agreements. We have never had a work stoppage, and none of our employees is represented by a labor organization or under any collective-bargaining arrangements. We consider our employee relations to be good.

A split of our employees and consultants by main department and geography for the years ended December 31, 2017, 2016 and 2015 was as follows:

	At December 31,
	2017	2016	2015
By function:
Clinical & Regulatory, IP, Marketing	16	15	11
Research & Development	29	29	19
Manufacturing /Quality	26	31	42
General Administration	16	13	16
Total	87	88	88

By Geography:
Belgium	83	83	85
United States	4	5	3
Total	87	88	88

E. Share Ownership

For information regarding the share ownership of our directors and executive officers and arrangements for involving our employees in our capital, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The committee’s tasks are further described in the Nomination and Remuneration Committee charter as set out in our corporate governance charter and Article 526quater of the Belgian Company Code.

A. MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 30, 2018 for:

•	each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares;

•	each member of our board of directors;

•	each member of our executive management team; and

•	all members of our board of directors and executive management team as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of March 30, 2018. The percentage ownership information shown in the table is based upon 9,872,344 ordinary shares outstanding as of March 30, 2018.

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

NAME OF BENEFICIAL OWNER	SHARES BENEFICIALLY OWNED
5% Shareholders	Number	Percentage
TOLEFI SA, represented by Serge Goblet	2,295,701	23.25%
Directors and Members of the Executive Management Team
Michel Lussier [1]	153,000	1.55%
Serge Goblet	63,303	0.64%
Hanspeter Speck	—	—
Rudy Dekeyser	—	—
Chris Buyse	—	—
Debasish Roychowdhury	—	—
Christian Homsy[2]	125,000	1.27%
Patrick Jeanmart	62,000	0.63%
Philippe Dechamps	—	—
Philippe Nobels	—	—
David Gilham	—	—
Frederic Lehman	—	—
Jean-Pierre Latere	—	—
All directors and members of the executive management team as a group.	2,699,004	27.34%

[1]	Of which 145,000 are ordinary shares and 8,000 are ADSs.
[2]	Of which 122,000 are ordinary shares and 3,000 are ADSs.

Each of our shareholders is entitled to one vote per ordinary share. None of the holders of our shares have different voting rights from other holders of shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of February 28, 2018, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, we estimate that approximately 5.11% of our outstanding ordinary shares were held in the United States by one registered holder of record. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

Change in Ownership of Major Shareholders

On March 5, 2015, Tolefi SA crossed the 30% ownership threshold downwards following our private placement and capital increase on March 2, 2015.

On August 3, 2016, Medisun International Limited crossed the 5% ownership threshold downwards following its sale of shares.

On February 17, 2017, Tolefi SA crossed the 25% ownership threshold downwards following the capital increase resulting from the exercise of outstanding warrants.

B. Related Party Transactions

Since January 1, 2017, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as our related parties.

As of December 31, 2017, there were no outstanding loans, nor guarantees made by us or our subsidiaries to or for the benefit of any related party.

Transactions with Our Principal Shareholders

We have not engaged into any transactions with our principal shareholders.

Agreements with Our Directors and Members of our Executive Management Team

Employment Arrangements

We have entered into employment agreements with the below members of our executive management team:

Georges Rawadi

On April 2, 2014, we entered into an employment agreement with Mr. Rawadi, our Vice President Business Development, with an effective date as of June 2, 2014. Mr. Rawadi resigned with effective date on March 23, 2018. Pursuant to this agreement, Mr. Rawadi was entitled to an annual base salary, and was also eligible to receive a bonus capped at 50% of his annual compensation, determined in full discretion by the board of directors on the basis of the Mr. Rawadi’s performance and our overall performance. Mr. Rawadi was also eligible to receive warrants. The employment agreement with Mr Rawadi was terminated on March 23, 2018.

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

Management Services Arrangements

We have entered into management services agreements with the below members of our senior leadership team.

Christian Homsy

On January 23, 2014, we contracted with LSS Consulting SPRL, permanently represented by Mr. Homsy. Under this agreement, LSS Consulting SPRL is entitled to an annual base fee. LSS Consulting SPRL is also eligible to receive warrants and a bonus capped at 40% of his annual base fee, determined in full discretion by the board of directors on the basis of the LSS Consulting SPRL’s performance and our overall performance.

Patrick Jeanmart

On January 7, 2008, we entered into a management services agreement with PaJe SPRL, represented by Patrick Jeanmart, our Chief Financial Officer. Under this agreement, PaJe SPRL is entitled to an annual base fee. PaJe SPRL is also eligible for a bonus capped at 30% of his annual base fee, determined in full discretion by the board of directors on the basis of PaJe SPRL’s performance and our overall performance.

Jean-Pierre Latere

On December 7, 2015, we entered into a management services agreement with KNCL SPRL, represented by Jean-Pierre Latere, our Chief Operating Officer. Under this agreement, KNCL SPRL is entitled to an annual base fee. KNCL SPRL is also eligible for a bonus capped at 30% of his annual base fee, determined in full discretion by the board of directors on the basis of KNCL SPRL’s performance and our overall performance.

Philippe Dechamps

On May 20, 2016, we entered into a management services agreement with NandaDevi SPRL, represented by Philippe Dechamps, our Chief Legal Officer. Under this agreement, NandaDevi SPRL is entitled to an annual base fee. NandaDevi SPRL is also eligible for a bonus capped at 30% of his annual base fee, determined in full discretion by the board of directors on the basis of NandaDevi SPRL’s performance and our overall performance.

Philippe Nobels

On January 17, 2017, we entered into a management services agreement with MC Consult SPRL, represented by Philippe Nobels, our Global Head of Human Ressources. Under this agreement, MC Consult SPRL is entitled to an annual base fee. NandaDevi SPRL is also eligible for a bonus capped at 30% of his annual base fee, determined in full discretion by the board of directors on the basis of MC Consult SPRL’s performance and our overall performance.

Director and Executive Management Team Compensation

See “Item 6.B.—Compensation” for information regarding compensation of directors and members of our executive management team.

Warrants

Since our inception, we have granted warrants to certain of our directors and members of our executive management team. See “Item 6.B.—Compensation” for information regarding warrants issued to members of our executive management team and directors.

Indemnification Agreements

In connection with our global offering in June 2015, we entered into indemnification agreements with each of our directors and members of our executive management team. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transactions with Related Companies

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

Related Party Transactions Policy

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

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

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

For information regarding the Belgian withholding tax applicable to dividends and related U.S. reimbursement procedures, see “Item 10.E.—Taxation—Belgian Tax Consequences.”

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

B. Significant Changes

In March 2018, we dissolved and wound up the affairs of our wholly owned subsidiary OnCyte, LLC, or OnCyte, pursuant to the Delaware Limited Liability Company Act. As a result of the dissolution of OnCyte, all the assets and liabilities of OnCyte, including the contingent consideration payable and our license agreement with Dartmouth College, were fully distributed to and assumed by Celyad SA. Celyad SA will continue to carry out the business and obligations of OnCyte, including under our license agreement with Dartmouth College.

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

Euronext Brussels:

Period	High	Low
Annual
2013	€32.80	€12.43
2014	€54.86	€24.67
2015	€70.95	€30.50
2016	€52.89	€14.82
2017	€56.48	€17.24
Quarterly
First Quarter 2016	€47.55	€29.51
Second Quarter 2016	€52.89	€21.80
Third Quarter 2016	€20.58	€14.82
Fourth Quarter 2016	€20.00	€14.82
First Quarter 2017	€24.80	€17.24
Second Quarter 2017	€44.17	€24.21
Third Quarter 2017	€48.64	€26.76
Fourth Quarter 2017	€56.48	€31.00
First Quarter 2018	€39.94	€28.16
Month Ended
September 2017	€48.64	37.01
October 2017	€56.48	47.51
November 2017	€50.80	€33.62
December 2017	€36.48	€31.00
January 2018	€39.94	€34.00
February 2018	€38.12	€31.00
March 2018	€32.90	€28.16

Nasdaq:

Period	High	Low

Annual:
2015 (beginning June 19)	$67.94	$33.84
2016	$58.66	$16.69
2017	$64.75	$18.00
Quarterly:
First Quarter 2016	$54.58	$33.46
Second Quarter 2016	$58.66	$24.98
Third Quarter 2016	$27.05	$20.12
Fourth Quarter 2016	$24.00	$16.69
First Quarter 2017	$26.96	$18.00
Second Quarter 2017	$48.93	$26.71
Third Quarter 2017	$57.30	$31.99
Fourth Quarter 2017	$64.75	$35.13
First Quarter 2018	$48.20	$34.00
Month Ended:
September 2017	$57.30	$45.88
October 2017	$64.75	$56.83
November 2017	$59.05	$40.28
December 2017	$45.87	$35.13
January 2018	$48.20	$41.11
February 2018	$45.54	$39.40
March 2018	$40.24	$34.00

On March 29, 2018, the last reported sale price of the ADSs on Nasdaq was $35.00 per ADS, and the last reported sale price of the ordinary shares on Euronext Brussels was €28.26 per share.

B. Plan of Distribution

Not applicable.

C. Markets

The ADSs have been listed on the Nasdaq under the symbol “CYAD” since June 19, 2015 and the ordinary shares have been listed on the Euronext Brussels and Euronext Paris under the symbol “CYAD” since July 5, 2013.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information set forth in our Registration Statement on Form F-3 (File No. 333-220285), as amended, originally filed with the SEC on August 31, 2017 and declared effective by the SEC on October 6, 2017, under the headings “Description of Share Capital” and “Description of Securities” is incorporated herein by reference.

C. Material Contracts

We entered into an underwriting agreement with UBS Securities LLC, as representatives of the underwriters, in June 2015, with respect to the ADSs and ordinary shares sold in our global offering. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities. For additional information on our material contracts, please see the sections of this Annual Report titled “Item 4.B.—Business Overview—Licensing and Collaboration Agreements” and “Item 7—Major Shareholders and Related Party Transactions.”

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

Certain Material U.S. Federal Income Tax Considerations to U.S. Holders

The following is a summary of certain material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of ADSs by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S. holders that are initial purchasers of the ADSs pursuant to the offering and that will hold such ADSs as capital assets for U.S. federal income tax purposes. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address tax considerations applicable to a holder of ADSs that may be subject to special tax rules including, without limitation, the following:

•	banks, financial institutions or insurance companies;

•	brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;

•	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	persons that hold the ADSs as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	partnerships (including entities and arrangements classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or persons that will hold the ADSs through such an entity;

•	certain former citizens or long-term residents of the United States;

•	persons required under Section 451(b) of the Code to conform the timing of income accruals with respect to the ADSs to their financial statements;

•	holders that own directly, indirectly, or through attribution 10% or more of the value of the ADSs and shares; and

•	holders that have a “functional currency” for U.S. federal income tax purposes other than the U.S. dollar.

Further, this summary does not address the U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local, or non-U.S. tax considerations of the acquisition, ownership and disposition of the ADSs.

This description is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code; existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder, administrative and judicial interpretations thereof; and the income tax treaty between Belgium and the United States in each case as of and available as of the date hereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service, or IRS, will not take a contrary or different position concerning the tax consequences of the acquisition, ownership and disposition of the ADSs or that such a position would not be sustained. Holders should consult their own tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of owning, and disposing of the ADSs in their particular circumstances.

For the purposes of this summary, a “U.S. holder” is a beneficial owner of ADSs that is (or is treated as), for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds ADSs, the U.S. federal income tax consequences relating to an investment in the ADSs will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor regarding the U.S. federal income tax considerations of owning and disposing of the ADSs in its particular circumstances.

In general, a U.S. holder who owns ADSs will be treated as the beneficial owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will generally be recognized if a U.S. holder exchanges ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concern that parties to whom ADSs are released before shares are delivered to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of ADSs. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of Belgian taxes, and the availability of the reduced tax rate for dividends received by certain non- corporate U.S. holders, each described below, could be affected by actions taken by such parties or intermediaries.

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

Distributions. Although we do not currently plan to pay dividends, and subject to the discussion under “—Passive Foreign Investment Company Considerations” below, the gross amount of any distribution (before reduction for any amounts withheld in respect of Belgian withholding tax) actually or constructively received by a U.S. holder with respect to ADSs will be taxable to the U.S. holder as a dividend to the extent of the U.S. holder’s pro rata share of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ADSs. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder has held the ADSs for more than one year as of the time such distribution is received. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Non-corporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on ADSs applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) applicable to qualified dividend income (as discussed below) if we are a “qualified foreign corporation” and certain other requirements (discussed below) are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ADSs which are readily tradable on an established securities market in the United States. The ADSs are listed on the Nasdaq Global Market, or NASDAQ, which is an established securities market in the United States, and we expect the ADSs to be readily tradable on NASDAQ. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States in later years. We are incorporated under the laws of Belgium, and we believe that we qualify as a resident of Belgium for purposes of, and are eligible for the benefits of, The Convention between the Government of the United States of America and the Government of the Kingdom of Belgium for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, signed on November 27, 2006 (the U.S.-Belgium Tax Treaty), although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Belgium Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Therefore, subject to the discussion under “—Passive Foreign Investment Company Considerations” below, such dividends will generally be “qualified dividend income” in the hands of individual U.S. holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. Dividends received by a corporate U.S. holder will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders.

A U.S. holder generally may claim the amount of any Belgian withholding tax as either a deduction from gross income or a credit against U.S. federal income tax liability. However, the foreign tax credit is subject to numerous complex limitations that must be determined and applied on an individual basis. Generally, the credit cannot exceed the proportionate share of a U.S. holder’s U.S. federal income tax liability that such U.S. holder’s “foreign source” taxable income bears to such U.S. holder’s worldwide taxable income. In applying this limitation, a U.S. holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Furthermore, Belgian income taxes that are withheld in excess of the rate applicable under the U.S.-Belgium Tax Treaty or that are refundable under Belgian law will not be eligible for credit against a U.S. holder’s federal income tax liability. Each U.S. holder should consult its own tax advisors regarding the foreign tax credit rules.

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

Sale, Exchange or Other Taxable Disposition of the ADSs. A U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of ADSs in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder’s tax basis for those ADSs. Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, this gain or loss will generally be a capital gain or loss. The adjusted tax basis in the ADSs generally will be equal to the cost of such ADSs. Capital gain from the sale, exchange or other taxable disposition of ADSs of a non-corporate U.S. holder is generally eligible for a preferential rate of taxation applicable to capital gains, if the non-corporate U.S. holder’s holding period determined at the time of such sale, exchange or other taxable disposition for such ADSs exceeds one year (i.e., such gain is long-term taxable gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations. Any such gain or loss that a U.S. holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

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

Passive Foreign Investment Company Considerations. If we are a PFIC for any taxable year when a U.S. holder owns our ADSs, the U.S. holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of its subsidiaries, either: (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of its total gross assets (which, assuming we are not a controlled foreign corporation for the year being tested, would be measured by the fair market value of our assets, and for which purpose the total value of our assets may be determined in part by reference to the market value of the ADSs and our ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of “passive income.”

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of cash, including the funds raised in offerings of the ADSs. If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If we are a PFIC for any year with respect to which a U.S. holder owns the ADSs, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns the ADSs, regardless of whether we continue to meet the tests described above.

Whether we are a PFIC for any taxable year will depend on the composition of our income and the projected composition and estimated fair market values of our assets in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for any taxable year. The market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to fluctuate after the offering. Based on the foregoing, with respect to the current taxable year, we do not anticipate that we will be a PFIC based upon the expected value of our assets, including any goodwill, and the expected composition of our income and assets, however, as previously mentioned, we cannot provide any assurances regarding our PFIC status for the current, prior or future taxable years.

If we are a PFIC for any taxable year, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for the ADSs) and (b) any gain realized on the sale or other disposition of the ADSs. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “—Distributions.”

Certain elections exist that would result in an alternative treatment (such as mark-to-market treatment) of the ADSs. If a U.S. holder makes the mark-to- market election, the U.S. holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. holder makes the election, the U.S. holder’s tax basis in the ADSs will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to- market election is available only if we are a PFIC and the ADSs are “regularly traded” on a “qualified exchange.” The ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principal purposes the meeting of the trading requirement as disregarded). NASDAQ is a qualified exchange for this purpose and, consequently, if the ADSs are regularly traded, the mark- to-market election will be available to a U.S. holder.

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

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their own tax advisors with respect to the acquisition, ownership and disposition of the ADSs, the consequences to them of an investment in a PFIC, any elections available with respect to the ADSs and the IRS information reporting obligations with respect to the acquisition, ownership and disposition of the ADSs.

Backup Withholding and Information Reporting. U.S. holders generally will be subject to information reporting requirements with respect to dividends on ADSs and on the proceeds from the sale, exchange or disposition of ADSs that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an “exempt recipient.” In addition, U.S. holders may be subject to backup withholding on such payments, unless the U.S. holder provides a correct taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Asset Reporting. Certain U.S. holders who are individuals and certain entities controlled by individuals may be required to report information relating to an interest in the ADSs, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their acquisition, ownership and disposition of the ADSs.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN ADSS IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

Belgian Tax Consequences

The following paragraphs are a summary of material Belgian tax consequences of the ownership of ADSs by an investor. The summary is based on laws, treaties and regulatory interpretations in effect in Belgium on the date of this Annual Report, all of which are subject to change, including changes that could have retroactive effect.

The summary only discusses Belgian tax aspects which are relevant to U.S. holders of ADSs (Holders). This summary does not address Belgian tax aspects which are relevant to persons who are fiscally resident in Belgium or who avail of a permanent establishment or a fixed base in Belgium to which the ADSs are effectively connected.

This summary does not purport to be a description of all of the tax consequences of the ownership of ADSs, and does not take into account the specific circumstances of any particular investor, some of which may be subject to special rules, or the tax laws of any country other than Belgium. This summary does not describe the tax treatment of investors that are subject to special rules, such as banks, insurance companies, collective investment undertakings, dealers in securities or currencies, persons that hold, or will hold, ADSs in a position in a straddle, share-repurchase transaction, conversion transactions, synthetic security or other integrated financial transactions. Investors should consult their own advisors regarding the tax consequences of an investment in ADSs in the light of their particular circumstances, including the effect of any state, local or other national laws.

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

Dividends subject to the dividend withholding tax include all benefits attributed to the ordinary shares represented by the ADSs, irrespective of their form, as well as reimbursements of statutory share capital by us, except reimbursements of fiscal capital made in accordance with the Belgian Companies Code. In principle, fiscal capital includes paid-up statutory share capital, and subject to certain conditions, the paid-up issue premiums and the amounts subscribed to at the time of the issue of profit sharing certificates. For financial years starting on or after January 1, 2018, any reduction of fiscal capital is deemed to be paid out on a pro rata basis of the fiscal capital and certain reserves (in the following order: the taxed reserves incorporated in the statutory capital, the taxed reserves not incorporated in the statutory capital and the tax-exempt reserves incorporated in the statutory capital). Only the part of the capital reduction that is deemed to be paid out of the fiscal capital will, for Belgian withholding tax purposes, not be considered as a dividend distribution provided such repayment is carried out in accordance with the relevant provisions of company law.

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

Relief of Belgian Dividend Withholding Tax

Under the U.S.-Belgium Tax Treaty, under which we are entitled to benefits accorded to residents of Belgium, there is a reduced Belgian withholding tax rate of 15% on dividends paid by us to a U.S. resident which beneficially owns the dividends and is entitled to claim the benefits of the U.S.-Belgium Tax Treaty under the limitation of benefits article included in the U.S.-Belgium Tax Treaty (Qualifying Holders).

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

Under the normal procedure, we or our paying agent must withhold the full Belgian withholding tax, without taking into account the reduced U.S.-Belgium Tax Treaty rate. Qualifying Holders may then make a claim for reimbursement for amounts withheld in excess of the rate defined by the U.S.-Belgium Tax Treaty. The reimbursement form (Form 276 Div-Aut.) can be obtained as follows:

•	by letter from the Bureau Central de Taxation Bruxelles-Etranger, Boulevard du Jardin Botanique 50 boîte 3429, 1000 Brussels, Belgium;

•	by fax at +32 (0) 257/968 42;

•	via e-mail at ctk.db.brussel.buitenland@minfin.fed.be; or at

•	http://financien.belgium.be/nl/ondernemingen/vennootschapsbelasting/voorheffingen/roerende_voorheffing/formulieren.

The reimbursement form is to be sent to the Bureau Central de Taxation Bruxelles-Etranger, Boulevard du Jardin Botanique 50 boîte 3429, 1000 Brussels, Belgium as soon as possible and in each case within a term of five years starting from the first of January of the year the withholding tax was withheld.

Qualifying Holders may also, subject to certain conditions, obtain the reduced U.S.-Belgium Tax Treaty rate at source. Qualifying Holders should deliver a duly completed Form 276 Div-Aut. no later than ten days after the date on which the dividend has been paid or attributed (whichever comes first).

Additionally, pursuant to Belgian domestic tax law, dividends distributed to corporate Holders that qualify as a parent company will be exempt from Belgian withholding tax provided that the ADSs held by the Holder, upon payment or attribution of the dividends, amount to at least 10% of our share capital and are held or will be held during an uninterrupted period of at least one year, and provided the anti-abuse provision does not apply. A Holder qualifies as a parent company if it has a legal form similar to the ones listed in the annex to the EU Parent-Subsidiary Directive of 23 July 1990 (90/435/EC), if it is considered to be a tax resident according to the laws of the United States of America and the U.S.-Belgium Tax Treaty, and if it is subject to a tax similar to the Belgian corporate income tax without benefiting from a tax regime that derogates from the ordinary tax regime.

In order to benefit from this exemption, the Holder must provide us or its paying agent with a certificate confirming its qualifying status and the fact that it satisfies the required conditions. If the Holder holds the ADSs for less than one year, at the time the dividends are paid on or attributed to the shares represented by the ADSs, we must deduct the withholding tax but we do not need to transfer it to the Belgian Treasury provided that the Holder certifies its qualifying status, the date from which the Holder has held the ADSs, and the Holder’s commitment to hold the shares for an uninterrupted period of at least one year. The Holder must also inform us or its paying agent when the one-year period has expired or if its shareholding drops below 10% of our share capital before the end of the one-year holding period. Upon satisfying the one-year shareholding requirement, the deducted dividend withholding tax will be paid to the Holder.

Dividends paid or attributable to a corporate Holder will under certain conditions be subject to a reduced 1.6995% withholding tax (5% of 33.99%), provided that the Holder has a legal form similar to the ones listed in in Annex I, Part A to Council Directive 2011/96/EU of November 30, 2011 on the common system of taxation applicable in the case of parent companies and subsidiaries of different Member States, as amended by the Council Directive of July 8, 2014 (2014/86/EU) and holds a share participation in our share capital, upon payment or attribution of the dividends, of less than 10% but with an acquisition value of at least EUR 2,500,000 and has held this share participation in full legal ownership during an uninterrupted period of at least one year.

The reduced 1.6995% withholding tax is only applied to the extent that the Belgian withholding tax cannot be credited nor reimbursed at the level of the qualifying, dividend receiving, Holder. The Holder must provide us or its paying agent with a certificate confirming its qualifying status and the fact that it meets the required conditions.

As of assessment year 2019, linked to a taxable period starting at the earliest on January 1, 2018, the reduced 1.6995% withholding tax has been replaced by a full withholding tax exemption. Not all conditions to benefit from the withholding tax exemption are mentioned in the text, e.g., the non-resident company should be subject to corporate income tax or a similar tax without benefiting from a tax regime that derogates from the ordinary tax regime.

Withholding tax is also not applicable, pursuant to Belgian domestic tax law, on dividends paid to a U.S. pension fund which satisfies the following conditions:

(i)	to be an entity with a separate legal personality with fiscal residence in the United States and without a permanent establishment or fixed base in Belgium,

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

Non-resident individuals may be eligible for an exemption of the first tranche of dividend income up to the amount of €640 for the 2018 taxable year for dividends paid or attributed as of January 1, 2018. Prospective Holders are encouraged to consult their own tax advisors to determine whether they qualify for an exemption or a reduction of the withholding tax rate upon payment of dividends and, if so, the procedural requirements for obtaining such an exemption or a reduction upon the payment of dividends or making claims for reimbursement.

Capital Gains and Losses

Pursuant to the U.S.-Belgium Tax Treaty, capital gains and/or losses realized by a Qualifying Holder from the sale, exchange or other disposition of ADSs are exempt from tax in Belgium.

Capital gains realized on ADSs by a corporate Holder who is not a Qualifying Holder are generally not subject to taxation in Belgium unless such Holder is acting through a Belgian permanent establishment or a fixed place in Belgium to which the ADSs are effectively connected (in which case a 33.99%, 25.75%, 0.412% or 0% tax on the capital gain may apply, depending on the particular circumstances, taking into account that different rates may apply if the establishment qualifies as a small enterprise). Recent legislative measures have changed the aforementioned capital gains tax rates. As of assessment year 2019, linked to a taxable period starting at the earliest on January 1, 2018, the 0.412% rate has been replaced with a full exemption. As of assessment year 2021, linked to a taxable period starting at the earliest on January 1, 2020, the 25.75% rate will be abolished and replaced with the ordinary corporate income tax rate of 25%. As of assessment year 2019, linked to a taxable period starting at the earliest on January 1, 2018, the 33.99% rate will be reduced to 29.58% and, as of assessment year 2021, linked to a taxable period starting at the earliest on January 1, 2020, the rate will be further reduced to 25%. Capital losses are generally not tax deductible.

Private individual Holders who are not Qualifying Holders and who are holding ADSs as a private investment will, as a rule, not be subject to tax in Belgium on any capital gains arising out of a disposal of ADSs. Losses will, as a rule, not be tax deductible.

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

Capital gains realized by a Holder upon the redemption of ADSs or upon our liquidation will generally be taxable as a dividend. See “—Dividend Withholding Tax” above.

Estate and Gift Tax

There is no Belgium estate tax on the transfer of ADSs on the death of a Belgian non-resident. Donations of ADSs made in Belgium may or may not be subject to gift tax depending on the modalities under which the donation is carried out.

Belgian Tax on Stock Exchange Transactions

A stock market tax is normally levied on the purchase and the sale and on any other acquisition and transfer for consideration in Belgium of ADSs through a professional intermediary established in Belgium on the secondary market, so-called “secondary market transactions.” The tax is due from the transferor and the transferee separately. The applicable rate amounts to 0.35% with a cap of €1600 per transaction and per party. Such tax is also due for transactions the order for which is directly or indirectly given by an individual with habitual abode in Belgium, or by a legal entity on account of its Belgian seat or establishment, to an intermediary established outside Belgium. In such case, this individual or legal entity should declare and pay the tax on stock exchange transactions due, unless if he can prove that it was already paid.

Belgian non-residents who purchase or otherwise acquire or transfer, for consideration, ADSs in Belgium for their own account through a professional intermediary may be exempt from the stock market tax if they deliver a sworn affidavit to the intermediary in Belgium confirming their non-resident status, unless they would be considered to have their habitual abode (for individuals) or their seat or establishment (for legal entities) in Belgium. Intermediaries located or established outside of Belgium may appoint a Stock Exchange Tax Representative in Belgium, subject to certain conditions and formalities.

In addition to the above, no stock market tax is payable by: (i) professional intermediaries described in Article 2, 9 and 10 of the Law of August 2, 2002 acting for their own account, (ii) insurance companies described in Article 2, §1 of the Law of July 9, 1975 acting for their own account, (iii) professional retirement institutions referred to in Article 2, §1 of the Law of October 27, 2006 relating to the control of professional retirement institutions acting for their own account, (iv) collective investment institutions acting for their own account, (v) the aforementioned non-residents acting for their own account (upon delivery of a certificate of non-residency in Belgium), or (vi) regulated real estate companies acting for their own account.

No stock market tax will thus be due by Holders on the subscription, purchase or sale of ADSs, if the Holders are acting for their own account. In order to benefit from this exemption, the Holders must file with the professional intermediary in Belgium a sworn affidavit evidencing that they are non-residents for Belgian tax purposes.

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

Prospective investors are advised to seek their own professional advice in relation to the FTT.

Prospective Tax on Securities Accounts

Belgium also applies a prospective tax on securities accounts of 0.15% on the average value of certain qualifying financial instruments held in one or more securities accounts during a reference period of 12 consecutive months. Prospective Holders are encouraged to consult their own tax advisors to determine the applicability and extent of such tax with respect to their ADSs.

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

We maintain a corporate website at www.celyad.com. We intend to post our Annual Report on our website promptly following it being filed with the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report. We have included our website address in this Annual Report solely as an inactive textual reference.

You may also review a copy of this Annual Report, including exhibits and any schedule filed herewith, and obtain copies of such materials at prescribed rates, at the SEC’s Public Reference Room in Room 1580, 100 F Street, NE, Washington, D.C. 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Celyad, that file electronically with the SEC.

With respect to references made in this Annual Report to any contract or other document of Celyad, such references are not necessarily complete and you should refer to the exhibits attached or incorporated by reference to this Annual Report for copies of the actual contract or document.

I. Subsidiary Information

Not applicable

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of financial risks: market risk (including foreign exchange risk and interest rate risk), credit risk and liquidity risk. Our overall risk management program focuses on preservation of capital given the unpredictability of financial markets. For additional information on general risk factors, please see the section of this Annual Report titled “Item 3.D—Risk Factors.”

Interest rate risk

Our interest rate risk is very limited as the Group has only a limited amount of finance leases and outstanding bank loans. So far, because of the materiality of the exposure, the Group did not enter into any interest hedging arrangements.

Credit risk

We have a limited amount of trade receivables due to the fact that sales to third parties are not significant, and thus our credit risk arises mainly from cash and cash equivalents and deposits with banks and financial institutions. The Group only works with international reputable commercial banks and financial institutions.

Foreign Exchange Risk

We are exposed to foreign exchange risk as certain short-term deposits, collaborations or supply agreements of raw materials are denominated in USD. Moreover we have also investments in foreign operations, whose net assets are exposed to foreign currency translation risk (USD). So far, because of the materiality of the exposure, we did not enter into any currency hedging arrangements. No sensitivity has been performed on the foreign exchange risk as up till now we still consider this risk as immaterial.

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the USD. Our functional currency is the Euro, but we have several of our product suppliers and clinical vendors invoicing US in USD or in other currencies. In addition, we plan to convert a substantial portion of the proceeds from the global offering to Euros.

We have not established any formal practice to manage the foreign exchange risk against our functional currency. As of December 31, 2017, we had no trade receivables denominated in USD and had trade payables denominated in USD of $0.3 million.

Foreign exchange rate movements had no material effect on our results for the years ended December 31, 2016 and 2015. For the year ended December 31 2017, we recorded an unrealized foreign exchange loss of arising mainly from our cash and short-term deposits denominated in USD. Because of our growing activities in the United States, the foreign exchange risk may increase in the future.

In 2017, the percentage of our total costs expressed in USD represented 27.4% or $9.0 million. In the same period of 2016 and 2015, it was respectively 29% or $11.5 million and 17% or $7.5 million. In 2018 and beyond, we expect the part of the USD expressed costs will increase due to the establishing of the US team & offices as well as the large part of CAR-T NKG2D clinical studies to be initiated in the United States.

Liquidity Risk

Based on our current operating plans, we believe that the anticipated net proceeds of the global offering, together with our existing cash and cash equivalents and short-term investments and the expected cash inflows from our strategic collaborations, will be sufficient to fund our operations at least until the end of the first quarter of 2019.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable

B. Warrants and Rights

Not applicable

C. Other Securities

Not applicable

D. American Depositary Shares

Citibank, N.A. is the depositary for our American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank Europe plc, located at EGSP 186, 1 North Wall Quay, Dublin 1 Ireland.

We have appointed Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6 (File No. 333-204724).

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

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Global Offering

In June 2015, we raised gross proceeds of €88.0 million in our global offering of 1,460,000 ordinary shares, consisting of an underwritten public offering of 1,168,000 ordinary shares represented by ADSs and a concurrent European private placement of 292,000 ordinary shares, at a price of $68.56 per ADS and €60.25 per ordinary share.

The net offering proceeds to us, after deducting underwriting discounts and commissions and offering expenses, were approximately €77 million. The offering commenced on June 15, 2015 and did not terminate before all of the securities registered in the registration statement were sold. The effective date of the registration statement, File No. 333-204251, for our global offering was June 18, 2015. UBS Investment Bank and Piper Jaffray & Co. acted as joint book-running managers, and Petercam SA, Bryan, Garnier & Co., LifeSci Capital LLC and Lake Street Capital Markets LLC acted as co-managers for the global offering.

As at December 31, 2017, all of the net proceeds from our global offering were used. The net proceeds from our global offering were used for research and development and general corporate purposes. None of the net proceeds of our global offering were paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning 10% or more of any class of our equity securities, or to any of our affiliates.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures as such term is defined in Rules 13(a)-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Disclosure controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives.

Our chief executive officer (principal executive officer) and chief financial officer (principal financial officer) have carried out an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2017. Based on that evaluation, our chief executive officer (principal executive officer) and chief financial officer (principal financial officer) concluded that our disclosure controls and procedures were not effective as of December 31, 2017 at the reasonable assurance level due to the fact that material weaknesses described below under “Management’s Annual Report on Internal Control over Financial Reporting” continued to exist at December 31, 2017, as discussed below.

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

Under the supervision and with the participation of our management, including our chief executive officer (principal executive officer) and chief financial officer (principal financial officer), we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2017 based on the guidelines established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis

In connection with the audit of our consolidated financial statements for the year ended December 31, 2017, our management and independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. We have a limited number of personnel in our finance department. The limited number of personnel does not (i) enable effective and proper segregation of duties, (ii) allow for appropriate monitoring of financial reporting matters and internal control over financial reporting, and (iii) allow an effective application and tracking of our current policies and procedures with respect to the review, supervision and monitoring of our accounting and reporting functions. As a result, a number of adjustments to our consolidated financial statements were identified and made during the course of our audit. The material weaknesses identified related to a lack of segregation of duties in our accounting and reporting functions and our lack of a sufficient number of personnel with an appropriate level of knowledge and experience in the application of IFRS.

As a consequence of this, our management determined there was a lack of an overall, formalized framework and common policies and procedures for financial consolidation and reporting, all of which are either not designed and in place or not operating effectively. As a result, a number of adjustments to our consolidated financial statements were identified and made during the course of the audit. These corrections had no impact on our consolidated income statements, the computations of our basic and diluted earnings per share, our consolidated statements of comprehensive income, our consolidated statements of changes in equity or our consolidated cash flow statements at and for the years ended December 31, 2016 and 2015.

As a result of the material weaknesses described above, we have concluded our internal control over financial reporting was not effective at December 31, 2017.

Notwithstanding this material weakness and management’s assessment that internal control over financial reporting was ineffective as of December 31, 2017, our management, including our chief executive officer (principal executive officer) and chief financial officer (principal financial officer), believes that the consolidated financial statements contained in this Annual Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS.

Management’s Plan for Remediation

With the oversight of senior management and our audit committee, we continue to evaluate our internal control over financial reporting and have taken several remedial actions to address the material weakness that has been identified:

•	Hiring of a senior Group Financial controller who has significant external reporting expertise, experience with establishing appropriate financial reporting policies, and experience in supporting, designing and implementing effective internal controls over financial reporting ;

•	Hiring of a Head of Human Resources which has large experience in supporting, designing and implementing effective internal controls over people and payroll processes. Since 2017, our Head of HR has been dedicated to the performance or review of some of the company’s payroll key controls;

•	Implementation of a new accounting software, which allows improved accounting controls as well as enhanced financial reporting and financial control for management accounts purposes; and

•	Increased focus on Entity-Level Controls (enhancement, design, and implementation of company’s pervasive policies like Code of Ethics, Whistle Blowing or Compliance procedures driven by Legal department).

•	Enhancement of segregation of duties and delegation of authorities over treasury and payroll processes. In particular, in January 2018, we have moved to a new payroll external services provider and to a new payroll software environment, which allows improved traceable access and edits to the payroll master file.

In 2018, we plan to design, draft and implement an overall, formalized framework and common policies and procedures for financial consolidation and reporting, with the objective of having such policies and procedures effective by mid-year 2018.

Attestation Report of the Registered Public Accounting Firm

Because we qualify as an emerging growth company under the JOBS Act, this Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting as required by Section 404(b) of the Sarbanes Oxley Act of 2002.

Changes in Internal Control Over Financial Reporting

The changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially improved our internal control over financial reporting were discussed above (hiring of a Group Financial Controller and Chief Human Resources Officer, implementation of a new accounting system).

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

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

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

ITEM 16B.	CODE OF ETHICS

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

BDO Réviseurs d’Entreprises Soc. Civ. SCRL, or BDO, has been our Auditor since May 5, 2017 as decided by shareholders at the Annual General Assembly. PwC Réviseurs d’Entreprises sccrl served as our auditor from May 5, 2014 until May 5, 2017. Hereunder the fees billed by our Auditors for the last three years:

	Year Ended December 31,
	2017	2016	2015
	(euro in thousands)
Audit fees	129	127	139
Audit-related fees	—	10	519
Tax fees	—	—
Other fees	12	4	19
Total	141	141	677

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

Audit and Non-Audit Services Pre-Approval Policy

The Audit Committee has responsibility for, among other things, appointing, setting compensation of and overseeing the work of our independent registered public accounting firm. In recognition of this responsibility, the Audit Committee has adopted a policy governing the pre-approval of all audit and permitted non-audit services performed by our independent registered public accounting firm to ensure that the provision of such services does not impair the independent registered public accounting firm’s independence from us and our management. Unless a type of service to be provided by our independent registered public accounting firm has received general pre-approval from the Audit Committee, it requires specific pre-approval by the Audit Committee. The payment for any proposed services in excess of pre-approved cost levels requires specific pre-approval by the Audit Committee.

Pursuant to its pre-approval policy, the Audit Committee may delegate its authority to pre-approve services to the chairperson of the Audit Committee. The decisions of the chairperson to grant pre-approvals must be presented to the full Audit Committee at its next scheduled meeting. The Audit Committee may not delegate its responsibilities to pre-approve services to the management.

BDO has served as our independent registered public accounting firm since May 2017. Audit fees with respect to 2017 amounted to €129,440. Audit fees are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that BDO generally provides, such as consents, comfort letters, reports in accordance with Belgian Company Law and assistance with and review of documents filed with the SEC.

There were no audit-related fees or tax fees paid to BDO with respect to 2017. Other fees with respect to 2017 amounted to €11,650. In accordance with Regulation S-X, Rule 2-01, paragraph (c)(7)(i), no fees for professional services were approved pursuant to any waivers of the pre-approval requirement.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

For information regarding our change of independent auditors, see the section titled “Change in Registrant’s Certifying Accountant” in our Registration Statement on Form F-3 (File No. 333-220285) filed with the SEC on September 29, 2017 and declared effective by the SEC on October 6, 2017.

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

Differences between Our Corporate Governance Practices and the Listing Rules of the NASDAQ Stock Market

The listing rules of the NASDAQ Stock Market include certain accommodations in the corporate governance requirements that allow foreign private issuers, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NASDAQ Stock Market. The application of such exceptions requires that we disclose each noncompliance with the NASDAQ Stock Market listing rules that we do not follow and describe the Belgian corporate governance practices we do follow in lieu of the relevant NASDAQ Stock Market corporate governance standard.

We intend to continue to follow Belgian corporate governance practices in lieu of the corporate governance requirements of the NASDAQ Stock Market in respect of the following:

•	Quorum at Shareholder Meetings. NASDAQ Stock Market Listing Rule 5620(c) requires that for any meeting of shareholders, the quorum must be no less than 33.33% of the outstanding ordinary shares. There is no general quorum requirement under Belgian law for ordinary meetings of shareholders, except in relation to decisions regarding certain matters.’

•	Compensation Committee. NASDAQ Stock Market Listing Rule 5605(d)(2) requires that compensation of officers must be determined by, or recommended to, the board of directors for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors. NASDAQ Stock Market Listing Rule 5605(e) requires that director nominees be selected, or recommended for selection, either by a majority of the independent directors or a nominations committee comprised solely of independent directors. Under Belgian law, we are not subject to any such requirements. In particular, we are not required by Belgian law to set up any compensation or nominations committees within our board of directors, and are therefore not subject to any Belgian legal requirements as to the composition of such committees either. However, our articles of association provide that our board of directors may form committees from among its members. Our board of directors has set up and appointed a Nomination and Remuneration Committee. Pursuant article 526quater of the Belgian Company Code, only a majority of the members of the committee must qualify as independent as defined under article 526ter of the Belgian Company Code. Our Nomination and Remuneration Committee is currently comprised of four directors, all of whom are independent in accordance with article 526ter of the Belgian Company Code and the NASDAQ rules.

•	Independent Director Majority on Board/Meetings. NASDAQ Stock Market Listing Rules 5605(b)(1) and (2) require that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present. We are not required under Belgian law to have more than two independent directors on our board of directors. However, our articles of association provide that our board of directors must be comprised of at least three directors, of which, pursuant to our corporate governance charter, at least three directors must be independent directors under Belgian law. We do not intend to require our independent directors to meet separately from the full board of directors on a regular basis or at all although the board of directors is supportive of its independent members voluntarily arranging to meet separately from the other members of our board of directors when and if they wish to do so.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-47 of this Annual Report.

ITEM 19.	EXHIBITS

The Exhibits listed in the Exhibit Index at the end of this Annual Report are filed as Exhibits to this Annual Report.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors of Celyad SA

Mont-Saint-Guibert, Belgium

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Celyad SA (the “Company”) and subsidiaries as of December 31, 2017, the related consolidated statement of income (loss), comprehensive income (loss), changes in equity, and cash flows for the year ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at December 31, 2017 and the results of their operations and their cash flows for the year ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

BDO Réviseurs d’Entreprises Soc. Civ. SCRL

Represented by Bert Kegels

/s/ Bert Kegels

We have served as the Company’s auditor since 2017.

Zaventem, Belgium

April 6, 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders of Celyad SA

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholder’s equity and of cash flows present fairly, in all material respects, the financial position of Celyad SA and its subsidiaries at 31 December 2016, and the results of their operations and their cash flows for each of the two years in the period ended 31 December 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Liège, Belgium

April 4, 2017

PwC Reviseurs d’Entreprises sccrl

Represented by

/s/ Patrick Mortroux

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(€‘000)		As at December 31
	Notes	2017	2016
NON-CURRENT ASSETS		41,232	53,440
Intangible assets	7	36,508	49,566
Property, Plant and Equipment	8	3,290	3,563
Other non-current assets	9	1,434	311
CURRENT ASSETS		36,394	85,367
Trade and Other Receivables	11	233	1,359
Other current assets	11	2,255	1,420
Short-term investments	12	10,653	34,230
Cash and cash equivalents	13	23,253	48,357

TOTAL ASSETS		77,626	138,806

EQUITY		47,535	90,885
Share Capital	15	34,337	32,571
Share premium		170,297	158,010
Other reserves	18	23,322	24,329
Accumulated deficit		(180,421)	(124,026)
NON-CURRENT LIABILITIES		22,146	36,646
Bank loans		326	536
Finance leases		482	381
Advances repayable	19	1,544	7,330
Contingent consideration and other financial liabilities	22	19,583	28,179
Post employment benefits		204	204
Other non-current liabilities		7	16
CURRENT LIABILITIES		7,945	11,275
Bank loans		209	207
Finance leases		427	354
Advances repayable	19	226	1,108
Trade payables	21	4,800	8,098
Other current liabilities	21	2,282	1,508

TOTAL EQUITY AND LIABILITIES		77,626	138,806

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(€‘000)		For the year ended December 31
	Notes	2017	2016	2015
Revenues	24	3,540	8,523	3
Cost of sales		(515)	(53)	(2)
Gross profit		3,025	8,471	1
Research and Development expenses	25	(22,908)	(27,675)	(22,766)
General and administrative expenses	25	(9,310)	(9,744)	(7,230)
Net other operating income	24	2,590	3,340	322
Amendment of Celdara Medical and Dartmouth College agreements	25	(24,341)	—	—
Write-off C-Cure and Corquest assets and derecognition of related liabilities	25	(1,932)	—	—
Operating Loss		(52,876)	(25,609)	(29,672)
Financial income	27	933	2,204	542
Financial expenses	27	(4,454)	(207)	(236)
Share of Loss of investment accounted for using the equity method		—	—	252
Loss before taxes		(56,396)	(23,612)	(29,114)
Income taxes	28	1	6	—
Loss for the year [1]		(56,395)	(23,606)	(29,114)
Weighted average number of shares outstanding		9,627,601	9,313,603	8,481,583
Basic and diluted loss per share (in €)		(5.86)	(2.53)	(3.43)

[1]	For 2017, 2016 and 2015, the Group does not have any non-controlling interests and the losses for the year are fully attributable to owners of the parent.

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME(LOSS)

(€‘000)	For the year ended December 31
	2017	2016	2015
Loss for the year	(56,395)	(23,606)	(29,114)

Other comprehensive income/(loss)
Items that will not be reclassified to profit and loss	—	(107)	16
Remeasurements of post employment benefit obligations, net of tax	—	(107)	16
Items that may be subsequently reclassified to profit or loss	(769)	277	485
Currency translation differences	(769)	277	485
Other comprehensive income / (loss) for the year, net of tax	(769)	170	501

Total comprehensive loss for the year	(57,164)	(23,436)	(28,613)

Total Comprehensive loss for the year attributable to Equity Holders	(57,164)	(23,436)	(28,613)

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(€‘000)	For the year ended December 31
	Notes	2017	2016	2015
Cash Flow from operating activities
Loss for the year		(56,395)	(23,606)	(29,114)
Non-cash adjustments
Intangibles—Amortisation & Impairment	7	8,038	756	760
PP&E—Depreciation	8	966	760	273
Non-Cash expense for amendment of Celdara Medical and Dartmouth College agreements	25	10,620
Post-Employment Benefit		—	(24)	(45)
Deconsolidation of. CELYAD Asia Ltd.		—	—	60
Change in fair value of Contingent consideration and other financial liabilities	24	(193)	1,633	—
Remeasurement of RCAs	25	(5,356)	(2,154)	(84)
RCAs and Grants income		(1,376)	(3,003)	(1,647)
Currency Translation Adjustment		—	(144)	(21)
Non-cash employee benefits expense – share based payments	16	2,569	2,847	795
Change in working capital
Trade receivables, other receivables, other non-current assets		(832)	(1,018)	633
Trade payables, other payable and accruals		(2,482)	(740)	1,066
Net cash used in operations		(44,441)	(24,692)	(27,282)

Cash Flow from investing activities
Acquisitions of Property, Plant & Equipment	8	(851)	(1,687)	(811)
Acquisitions of Intangible assets	7	(7)	(95)	(27)
Disposals of fixed assets		—	78	—
Contingent consideration pay out	22	(5,107)	—	—
Acquisition of short term investments	12	(10,749)	(34,230)	(5,000)
Proceeds from short term investments	12	34,326	7,338	333
Acquisition of OnCyte LLC		—	—	(5,186)
Acquisition of BMS SA		—	(1,560)	—
Net cash (used in)/from investing activities		17,613	(30,157)	(10,691)

Cash Flow from financing activities
Proceeds from finance leases and bank borrowings	23	543	1,165	451
Repayments of finance leases and bank borrowings	23	(576)	(399)	(188)
Proceeds from issuance of shares and exercise of warrants	15	625	—	109,154
Proceeds from RCAs & other grants	19	1,376	3,107	1,647
Repayment of advances	19	(1,364)	(842)	(529)
Net cash (used in)/from financing activities		605	3,031	110,535
Net cash and cash equivalents at beginning of the period		48,357	100,174	27,633
Change in Cash and cash equivalents		(26,224)	(51,818)	72,542
Effects of exchange rate changes on cash and cash equivalents		1,120	—	—
Net cash and cash equivalents at the end of the period		23,253	48,357	100,175

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(€‘000)	Share capital (Note 15)	Share premium (Note 15)	Other reserves (Note 18)	Accumulated deficit	Total Equity
Balance as of 1st January 2015	24,615	53,302	19,982	(71,215)	26,684

Capital increase in cash	7,607	112,104			119,711
Capital increase (Acquisition of OnCyte)	326	3,126			3,452
Exercise of warrants	23	196			219
Share-based payments		59	736		795
Transaction costs associated with capital increases		(10,776)			(10,776)
Total transactions with owners, recognized directly in equity	7,956	104,709	736	0	113,401

Loss for the year				(29,114)	(29,114)
Currency Translation differences			487		487
Remeasurements of defined benefit obligation				16	16
Total comprehensive gain/(loss) for the year			487	(29,098)	(28,611)

Balance as of December 31, 2015	32,571	158,010	21,205	(100,313)	111,473

Share-based payments			2,848		2,848
Total transactions with owners, recognized directly in equity	—	—	2,848	—	2,848

Loss for the year				(23,606)	(23,606)
Currency Translation differences			277		277
Remeasurements of defined benefit obligation				(107)	(107)
Total comprehensive gain/(loss) for the year	—	—	277	(23,713)	(23,436)

Balance as of December 31, 2016	32,571	158,010	24,330	(124,026)	90,885

Capital increase resulting from Celdara and Dartmouth College agreements amendment	1,141	9,479			10,620
Exercise of warrants	625				625
Share-based payments		2,808	(239)		2,569
Total transactions with owners, recognized directly in equity	1,766	12,287	(239)		13,814

Loss for the year				(56,395)	(56,395)
Currency Translation differences			(769)		(769)
Total comprehensive gain/(loss) for the year	—	—	(769)	(56,395)	(57,164)

Balance as of December 31, 2017	34,337	170,297	23,322	(180,421)	47,535

The accompanying disclosure notes form an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1: The Company

Celyad SA (“the Company”) and its subsidiaries (together, “the Group”) is a clinical-stage biopharmaceutical company focused on the development of specialized CAR-T cell-based therapies. Celyad utilizes its expertise in cell engineering to target cancer. Celyad’s Natural Killer Receptor based T-Cell (CAR-T NKR) platform has the potential to treat a broad range of solid and hematologic tumors.

Celyad SA was incorporated on July 24, 2007 under the name “Cardio3 BioSciences”. Celyad is a limited liability company (“Société Anonyme”) governed by Belgian law with its registered office at Axis Parc, Rue Edouard Belin 12, B-1435 Mont-Saint-Guibert, Belgium (company number 0891.118.115). The Company’s ordinary shares are listed on Euronext Brussels and Euronext Paris regulated markets and the Company’s ADS are listed on the NASDAQ Global Market under the ticker symbol CYAD.

The group has four fully owned subsidiaries of which Biological Manufacturing Services SA is located in Belgium, and Celyad Inc., CorQuest Medical, Inc.; and OnCyte, LLC in the United Sates.

These consolidated financial statements of Celyad for the three years ended December 31, 2017 include Celyad SA and its subsidiaries. These statements were approved by the Board of Directors on April 5, 2018.

Note 2: General information and Statement of Compliance

The significant accounting policies used for preparing the consolidated financial statements are explained here below.

Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for :

•	Financial instruments – Fair value through profit or loss

•	Contingent consideration and other financial liabilities

•	Post-employment benefits liability

The policies have been consistently applied to all the years presented, unless otherwise stated. The consolidated financial statements are presented in euro and all values are presented in thousands (€000) except when otherwise indicated. Amounts have been rounded off to the nearest thousand and in certain cases, this may result in minor discrepancies in the totals and sub-totals disclosed in the financial tables.

Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards, International Accounting Standards and Interpretations (collectively, IFRSs) as issued by the International Accounting Standards Board (IASB) and are also prepared in accordance with IFRS as adopted by the European Union.

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

Changes to accounting standards and interpretations

There were no new standards or interpretations effective for the first time for periods beginning on or after 1 January 2017 that had a significant effect on the Group’s financial statements, although an amendment to IAS 7 ‘Statement of Cash Flows’ has resulted in a reconciliation of liabilities from financing activities disclosed for the first time in Note 21.

The Group elected not to early adopt the following new Standards, Interpretations and Amendments, which have been issued by the IASB and/or the IFRIC, but which are not yet effective as per December 31, 2017 and/or net yet adopted by the European Union as per December 31, 2017:

•	IFRS 9 Financial Instruments (effective for annual periods beginning on or after 1 January 2018) is the standard issued as part of a wider project to replace IAS 39. IFRS 9 introduces a logical approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held; defines a new expected-loss impairment model that will require more timely recognition of expected credit losses; and introduces a substantially-reformed model for hedge accounting, with enhanced disclosures about risk management activity. The new hedge accounting model represents a significant overhaul of hedge accounting that aligns the accounting treatment with risk management activities. IFRS 9 also removes the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value.

•	Regarding the classification and measurement of financial assets, the impact is limited since the Group does not hold equity or debt investments.

•	Likewise, the impact in the Group of the new guidance on impairment of financial assets is very limited considering the nature of financial assets held and specifically the current low amount of trade receivables.

•	The Group does not currently apply hedge accounting.

•	There are no substantial changes to the measurement of financial liabilities under the new guidance.

Considering all the above and the characteristics of the financial instruments held by the Company, management has analysed the potential implications of the adoption of this standard and has concluded that it will not significantly affect its future consolidated financial statements.

•	IFRS 15 Revenue from Contracts with Customers (effective for annual periods beginning on or after 1 January 2018). The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements.

For the years presented, the most significant revenue sources of the Company were the license agreements with Novartis and ONO Pharmaceuticals. Management has analyzed the contracts using the guidance under the new standard and has concluded that the adoption of IFRS 15 will not materially impact the consolidated financial statements to be issued in 2018. In this respect, the licensing revenue relating to Novartis and ONO agreements which will be reported for the years 2017 and 2016, has been concluded by management as follows:

•	in accordance with ‘Licensing’ Application Guidance set forth in IFRS 15—Appendix B, para. B52 until B63: it shall not be subject to any recognition restatement, as both license agreements concluded by the company to date qualify as ‘right-to-use’ licenses ;

•	in order to comply with the ‘Principal vs. Agent’ guidance set forth in IFRS 15 Appendix B, para. B34 until B38: it shall be grossed up for an amount of €1.5 million for the financial year ending 31 December 2016, with the same counterpart in ‘cost of licensing’ (expense).

IFRS 15 implementation shall thus have no impact on the gross margin previously reported under IAS 18, it shall have a limited presentation impact for the year 2016 only, as summarized in the table below:

€‘000	2017	Restatement	2017	2016	Restatement	2016
	IFRS 15		IAS 18	IFRS 15		IAS 18
Licensing revenue	3,540	0	3,540	9,929	1,489	8,440
Cost of licensing	(515)	0	(515)	(1,489)	(1,489)	0

Net Revenue from licensing	3,025	0	3,025	8,440	0	8,440

•	IFRS 16 Leases (effective for annual periods beginning on or after 1 January 2019) replaces the existing lease accounting requirements and, in particular, represents a significant change in the accounting and reporting of leases that were previously classified as ‘operating leases’ under IAS 17, with more assets and liabilities to be reported on the balance sheet and a different recognition of lease costs.

The Group has identified its lease contracts, and is currently in the process of capturing the relevant data needed under the new standard, in order to analyze the impact of adopting IFRS 16. The Company had total contractual obligations for operating leases of €3.8 million as at 31 December 2017 (€3.4 million as at 31 December 2016). The Company has not yet decided on the transition approach to be used.

Other Standards, Interpretations and Amendments to Standards: a number of other amendments to standards are effective for annual periods beginning after 1 January 2017, and have not been listed above because of either their non-applicability to or their immateriality to the Group’s consolidated financial statements.

Going concern

The Group is pursuing a strategy to develop therapies to treat unmet medical needs in oncology. Management has prepared detailed budgets and cash flow forecasts for the years 2018 and 2019. These forecasts reflect the strategy of the Group and include significant expenses and cash outflows in relation to the development of selected research programs and products candidates.

Based on its current scope of activities, the Group estimates its cash and cash equivalents and short term investments as of 31 December 2017 is sufficient to cover its cash requirements at least until the end of the first quarter of 2019. After due consideration of the above, the Board of Directors determined that management has an appropriate basis to conclude on the continuity of the Group’s business over the next 12 months from balance sheet date, and hence it is appropriate to prepare the financial statements on a going concern basis.

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

Business Combinations

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

Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized in profit or loss, in accordance with IAS 39 if applicable. Contingent consideration that is classified as equity is not re-measured, and its subsequent settlement is accounted for within equity.

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Euros, which is the Group’s presentation currency.

Transactions and balances

Foreign currency transactions (mainly USD) are translated into the functional currency using the applicable exchange rate on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency spot rate of exchange ruling at the reporting date.

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

Group companies

The results and financial position of all group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	Income and expenses for each income statement are translated at average exchange rate (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

•	All resulting translation differences are recognized in other comprehensive income.

Revenue

So far, the revenue generated by the Group relate to either the sale of licenses or the sale of medical devices.

Licensing revenue

Celyad enters into license and/or collaboration agreements with third-party biopharmaceutical partners. Revenue under these arrangements may include non-refundable upfront payments, product development milestone payments, commercial milestone payments and/or sales-based royalties payments.

Upfront payments

Licence fees representing non-refundable payments received at the time of signature of licence agreements are recognized as revenue upon signature of the licence agreements when the Company has no significant future performance obligations and collectability of the fees is assured.

Milestone payments

Milestone payments represent amounts received from our customers or collaborators, the receipt of which is dependent upon the achievement of certain scientific, regulatory, or commercial milestones. We recognize milestone payments when the triggering event has occurred, there are no further contingencies or services to be provided with respect to that event, and the co-contracting party has no right to require refund of payment. The triggering event may be scientific results achieved by us or another party to the arrangement, regulatory approvals, or the marketing of products developed under the arrangement.

Royalty revenue

Royalty revenues arise from our contractual entitlement to receive a percentage of product sales achieved by co-contracting parties. As we have no products approved for sale, we have not received any royalty revenue to date. Royalty revenues, if earned, will be recognized on an accrual basis in accordance with the terms of the collaboration agreement when sales can be determined reliably and there is reasonable assurance that the receivables from outstanding royalties will be collected.

Sales of goods (medical devices)

Sales of medical devices are recognized when Celyad has transferred to the buyer the significant risks and rewards incidental to the ownership of the goods. Sales of medical devices generated by the Group until 2017 are associated with C-Cathez, its proprietary catheter.

Government Grants (Other operating income)

The Group’s current other operating income is generated from (i) government grants received from the European Commission under the Seventh Framework Program (“FP7”) and (ii) government grants received from the Regional government (“Walloon Region” or “Region”) in the form of recoverable cash advances (RCAs).

Government grants are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Once a government grant is recognized, any related contingent liability (or contingent asset) is treated in accordance with IAS 37.

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Recoverable cash advances (RCAs)

As explained above, the Group receives grants from the Regional government in the form of recoverable cash advances (RCAs).

RCAs are dedicated to support specific development programs. All RCA contracts, in essence, consist of three phases, i.e., the “research phase”, the “decision phase” and the “exploitation phase”. During the research phase, the Group receives funds from the Region based on statements of expenses. In accordance with IAS 20.10A and IFRS Interpretations Committee (IC)’s conclusion that contingently repayable cash received from a government to finance a research and development (R&D) project is a financial liability under IAS 32, ‘Financial instruments; Presentation’, the RCAs are initially recognised as a financial liability at fair value, determined as per IFRS 9/IAS 39.

The benefit (RCA grant component) consisting in the difference between the cash received (RCA proceeds) and the above-mentioned financial liability’s fair value (RCA liability component) is treated as a government grant in accordance with IAS 20.

The RCA grant component is recognized in profit or loss on a systematic basis over the periods in which the entity recognizes the underlying R&D expenses subsidized by the RCA.

The RCAs liability component (RCA financial liability) is subsequently measured at amortized cost using the cumulative catch-up approach under which the carrying amount of the liability is adjusted to the present value of the future estimated cash flows, discounted at the liability’s original effective interest rate. The resulting adjustment is recognized within profit or loss.

At the end of the research phase, the Group should within a period of six months decide whether or not to exploit the results of the research phase (decision phase). The exploitation phase may have a duration of up to 10 years. In the event the Group decides to exploit the results under an RCA, the relevant RCA becomes contingently refundable, and the fair value of the RCA liability adjusted accordingly, if required.

When the Group does not exploit (or ceases to exploit) the results under an RCA, it has to notify the Region of this decision. This decision is of the sole responsibility of the Group. The related liability is then discharged by the transfer of such results to the Region. Also, when the Group decides to renounce to its rights to patents which may result from the research, title to such patents will be transferred to the Region. In that case, the RCA liability is extinguished.

R&D Tax credits

Since 2013, the Company had applied for R&D tax credit, a tax incentive measure for European SME’s set-up by the Belgian federal government. When capitalizing its R&D expenses under tax reporting framework, the Company may either i) get a reduction of its taxable income (at current income tax rate applicable, ie. 33.99% in Celyad’s case) ; or ii) if no sufficient taxable income available, get a cash settlement of the tax incentive stand-alone, calculated on the amounts capitalized. Such settlement occurs at the earliest 5 financial years after the tax credit application filed by the Company.

Considering that R&D tax credits are ultimately paid by the public authorities, the related benefit is treated as a government grant under IAS 20 and booked into other operating income, in order to match the R&D expenses subsidized by the grant. See Note 23.

Other government grants

The Group has received and will continue to apply for grants from European (FP7) and Regional authorities. These grants are dedicated to partially finance early stage projects such as fundamental research, applied research, prototype design, etc.

To date, all grants received are not associated to any conditions. As per contract, grants are paid upon submission by the Group of statement of expenses. The Company incurs project expenses first and asks for partial refunding according to the terms of the contracts.

These government grants are recognized in profit or loss on a systematic basis over the periods in which the entity recognizes the underlying R&D expenses subsidized.

Intangible assets

The following categories of intangible assets apply to the current Group operations

Separately acquired intangible assets

Intangible assets acquired from third parties are recognised at cost, if and only if it is probable that future economic benefits associated with the asset will flow to the Group, and that the cost can be measured reliably. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and accumulated impairment losses. The useful life of intangible assets is assessed as finite, except for Goodwill and IPRD assets (discussed below). They are amortised over the expected useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortisation period or method, as appropriate, and are treated as changes in accounting estimates. The amortisation expense on intangible assets with finite lives is recognised in the income statement in the expense category consistent with the function of the intangible asset.

Patents, Licences and Trademarks

Licences for the use of intellectual property are granted for a period corresponding to the intellectual property of the assets licensed. Amortisation is calculated on a straight-line basis over this useful life.

Patents and licences are amortized over the period corresponding to the IP protection and are assessed for impairment whenever there is an indication these assets may be impaired. Indication of impairment is related to the value of the patent demonstrated by the preclinical and clinical results of the technology.

Software

Software only concerns acquired computer software licences. Software is capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives of three to five years on a straight-line basis.

Intangible assets acquired in a business combination

Goodwill

A goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognised. Goodwill is measured as a residual at the acquisition date, as the excess of the fair value of the consideration transferred and the assets and liabilities recognised (in accordance with IFRS 3).

Goodwill has an indefinite useful life and is not amortized but tested for impairment at least annually or more frequently whenever events or changes in circumstances indicate that goodwill may be impaired, as set forth in IAS 36 (Impairment of Assets).

Goodwill arising from business combinations is allocated to cash generating units, which are expected to receive future economic benefits from synergies that are most likely to arise from the acquisition. These cash generating units form the basis of any future assessment of impairment of the carrying value of the acquired goodwill.

In process research and development costs

The In-process research and development costs (“IPRD”) acquired as part of a business combination are capitalized as an indefinite-lived intangible asset until project has been completed or abandoned. In a business combination, IPRD is measured at fair value at the date of acquisition. Subsequent to initial recognition, it is reported at cost and is subject to annual impairment testing until the date the projects are available for use. At this moment, the IPRD will be amortized over its remaining useful economic life.

Subsequent R&D expenditure can be capitalized as part of the IPRD only to the extent that IPRD is in development stage, i.e. when such expenditure meets the recognition criteria of IAS 38. In line with biotech industry practice, Celyad determines that ‘development stage’ under IAS 38 is reached when the product candidate gets regulatory approval (upon Phase III completion). Therefore, any R&D expenditure incurred between the acquisition date and the development stage should be treated as part of research phase and expensed periodically in the income statement.

Internally generated intangible assets

Except qualifying development expenditure (discussed below), internally generated intangible assets are not capitalised. Expenditure is reflected in the income statement in the year in which the expenditure is incurred.

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

Amortisation of the asset begins when development has been completed and the asset is available for use. It is amortised over the period of expected future benefit. Amortisation is recorded in Research & Development expenses. During the period of development, the asset is tested for impairment annually, or earlier when an impairment indicator occurs. As of balance sheet date, only the development costs of C-Cathez have been capitalized and amortized over a period of 17 years which corresponds to the period over which the intellectual property is protected.

Property, plant and equipment

Plant and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Repair and maintenance costs are recognised in the income statement as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful life of the asset as follows:

•	Land and buildings: 15 to 20 years

•	Plant and equipment: 5 to 15 years

•	Laboratory equipment: 3 to 5 years

•	Office furniture: 3 to 10 years

•	Leasehold improvements: 3 to 10 years (based on duration of office building lease)

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

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

The Group has performed sale and leaseback transactions. If the sale and leaseback transaction results in a finance lease, any excess of sales proceeds over the carrying amount is deferred and amortised over the lease term. If the transaction results in an operating lease and the transaction occurred at fair value, any profit or loss is recognised immediately.

Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating units (CGU) fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used based on the discounted cash-flow model. For intangible assets under development (like IPRD), only the fair value less costs to sell reference is allowed in the impairment testing process.

Where the carrying amount of an asset or CGU exceeds its recoverable amount, an impairment loss is immediately recognized as an expense and the asset carrying value is written down to its recoverable amount.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the Group estimates the asset’s or cash-generating unit’s recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognised. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in the income statement unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase. An impairment loss recognised on goodwill is however not reversed in a subsequent period.

As of balance sheet date, the Group has four cash-generating units which consist of the development and commercialization activities on its the following products, C-Cure, C-Cathez, Heart-Xs and CAR-T. Indicators of impairment used by the Group are the preclinical and clinical results obtained with the technology.

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less. Cash and cash equivalents are carried in the balance sheet at nominal value.

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

Financial liabilities

Classification

The Group’s financial liabilities include contingent consideration trade and other payables, bank overdrafts and loans and borrowings and other financial liabilities payable assumed in the context of acquisitions. The Group classifies its financial liabilities in the following category: financial liabilities measured at amortised cost using the effective interest method.

Initial recognition and measurement

All financial liabilities are recognised initially at fair value and in the case of loans and borrowings, plus directly attributable transaction costs.

Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

Contingent consideration

The contingent consideration is recognized and measured at fair value at the acquisition date. After initial recognition, contingent consideration arrangements that are classified as liabilities are re-measured at fair value with changes in fair value recognized in the income statement in accordance with IFRS 3 and IAS 39. Therefore, contingent payments will not be eligible for capitalization but will simply reduce the contingent consideration liability.

Details regarding the valuation of the contingent consideration are disclosed in Note 21.

Recoverable Cash advances

Recoverable cash advances granted by the Walloon Region are subsequently measured at amortized cost using the cumulative catch-up approach, as described above.

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

Employee benefits

Post-employment plan

The Group operates a pension plan which requires defined contributions (DC) to be funded by the Group externally at an third-party insurance company. Under Belgian law, an employer must guarantee a minimum rate of return on the company’s contributions. Therefore, any pension plan (including DC plans) organized in Belgium is treated as defined benefit plans under IAS 19.

At balance sheet date, the minimum rates of return guaranteed by the Group are as follows, in accordance with the law of 18 December 2015:

•	1.75% for the employer’s contributions paid as from 1 January 2016 (variable rate based on Governemental bond OLO rates, with a minimum of 1.75% and a maximum of 3.75%);

•	3.25% (fixed rate) for the employer’s contributions paid until 31 December 2015

The cost of providing benefits is determined using the projected unit credit (PUC) method, with actuarial valuations being carried out at the end of each annual reporting period, with the assistance of an independent actuarial firm.

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

Share-based payments

Certain employees, managers and members of the Board of Directors of the Group receive remuneration, as compensation for services rendered, in the form of share-based payments which are “equity-settled”.

Measurement

The cost of equity-settled share-based payments is measured by reference to the fair value at the date on which they are granted. The fair value is determined by using an appropriate pricing model, further details are given in the Note 16.

Recognition

The cost of equity-settled share-based payments is recorded as an expense, together with a corresponding increase in equity, over the period in which the service conditions are fulfilled. The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest.

The estimate of warrants to vest is revised at each reporting date. The change in estimates will be recorded as an expense with a corresponding correction in equity.

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

The incremental fair value granted is the difference between the fair value of the modified equity instrument and the original equity instrument, both estimated as at the date of the modification. If the modification occurs during the vesting period, the incremental fair value granted is included in the measurement of the amount recognized for services received over the period from the modification date until the date when the modified equity instruments vest, in addition to the amount based on the grant date fair value of the original equity instruments, which is recognized over the remainder of the original vesting period. If the modification occurs after vesting date, the incremental fair value granted is recognized immediately, or over the vesting period if the employee is required to complete an additional period of service before becoming unconditionally entitled to those modified equity instruments.

Cancellation

An equity-settled award can be forfeited with the departure of a beneficiary before the end of the vesting period, or cancelled and replaced by a new equity settled award. When an equity-settled award is forfeited, the previously recognised expenses is offset and credited in the income statement. When an equity-settled award is cancelled, the previously recognised expenses is offset and credited in the income statement However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

Income taxes

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

Deferred tax assets are recognised for all deductible temporary differences, carry forward of unused tax credits and unused tax losses (except if the deferred tax asset arises from the initial recognition of an asset or liability in a transaction other than a business combination and that, at the time of the transaction affects neither accounting nor taxable profit or loss), to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised.

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

Note 4. Risk Management

Financial risk factors

Interest rate risk

The interest rate risk is very limited as the Group has only a limited amount of finance leases and outstanding bank loans. So far, because of the materiality of the exposure, the Group did not enter into any interest hedging arrangements.

Credit risk

Seen the limited amount of trade receivables due to the fact that sales to third parties are not significant, credit risk arises mainly from cash and cash equivalents and deposits with banks and financial institutions. The Group only works with international reputable commercial banks and financial institutions.

Foreign exchange risk

The Group is exposed to foreign exchange risk as certain collaborations or supply agreements of raw materials are denominated in USD. Moreover, the Group has also investments in foreign operations, whose net assets are exposed to foreign currency translation risk (USD). So far, the Group did not enter into any currency hedging arrangements.

End of 2017, the foreign exchange risk exposure lied on the cash and short-term deposits denominated in USD.

EUR/USD	+2%	+1%	-1%	-2%
Unrealized foreign (loss) gain	-€660k	-€330k	+€330k	+€660k

A depreciation of 1% on the USD versus EUR would translate into an unrealized foreign exchange loss of €330k for the Group.

Liquidity risk

The Group monitors its risk to a shortage of funds using a recurring liquidity planning tool.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank deposit and finance leases.

The Group is exposed to liabilities and contingent liabilities as a result of the RCAs it has received from the Walloon Government, as we are required to make exploitation decisions.

We refer to Note 21 for an analysis of the Group’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

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

Going Concern

When assessing going concern, the company’s Board of directors considers mainly the following factors:

•	the treasury available at balance sheet date

•	the cash burn projected in accordance with approved budget for next 12-month period as from the date of the balance sheet

Recoverable Cash Advances received from the Walloon Region

As explained in note 3, accounting for RCAs requires initial recognition of the fair value of the loan received to determine the benefit of the below-market rate of interest shall be measured as the difference between the initial carrying value of the loan and the proceeds received. Loans granted to entities in their early stages of operations, for which there is significant uncertainty about whether any income will ultimately be generated and for which any income which will be generated will not arise until a number of years in the future, normally have high interest rates. Judgment is required to determine a rate which may apply to a loan granted on an open market basis.

In accordance with the RCA agreements, the following two components are assessed when calculating estimated future cash flows:

•	30% of the initial RCA, which is repayable when the company exploits the outcome of the research financed; and

•	a remaining amount, which is repayable based on a royalty percentage of future sales milestones.

After initial recognition, RCA liabilities are measured at amortized cost using the cumulative catch up method requiring management to regularly revise its estimates of payments and to adjust the carrying amount of the financial liability to reflect actual and revised estimated cash flows.

Measurement and impairment of non-financial assets

With the exception of goodwill and certain intangible assets for which an annual impairment test is required, the Group is required to conduct impairment tests where there is an indication of impairment of an asset. Measuring the fair value of non-financial assets requires judgement and estimates by management. These estimates could change substantially over time as new facts emerge or new strategies are taken by the Group. Further details are contained in Note 7.

Business combinations

In respect of acquired businesses by the Group, significant judgement is made to determine whether these acquisitions are to be considered as an asset deal or as a business combination. Determining whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant. Moreover, managerial judgement is particularly involved in the recognition and fair value measurement of the acquired assets, liabilities, contingent liabilities and contingent consideration. In making this assessment management considers the underlying economic substance of the items concerned in addition to the contractual terms.

Contingent consideration provisions

The Group records a liability for the estimated fair value of contingent consideration arising from business combinations. The estimated amounts are the expected payments, determined by considering the possible scenarios of forecast sales and other performance criteria, the amount to be paid under each scenario, and the probability of each scenario, which is then discounted to a net present value. The estimates could change substantially over time as new facts emerge and each scenario develops.

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

Note 6. Operating segment information

The chief operating decision-maker (“CODM”), who is responsible for allocating resources and assessing performance of the Group, has been identified as the Board of Directors that makes strategic decisions. Since 2015, the group is reporting two operating segments, respectively the cardiology segment, regrouping the Cardiopoiesis platform, the Corquest platform and C-Cathez, and the immuno-oncology segment regrouping all assets developed based on the platform acquired from OnCyte, LLC.

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

CODM is not reviewing assets by segments, hence no segment information per assets is disclosed. As per 31 December 2017, all of the Group non-current assets are located in Belgium, except (i) the goodwill and IPRD of OnCyte also located in the US and (ii) the leasehold improvements made in the offices of Celyad Inc. located in Boston, Massachusetts, USA.

In 2015, the management and the CODM have determined that as from 2015, there are two operating segments, respectively the cardiology segment, regrouping the Cardiopoiesis platform, the Corquest platform and C-Cathez, and the immuno-oncology segment regrouping all assets developed based on the platform acquired from OnCyte, LLC.

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

CODM is not reviewing assets by segments, hence no segment information per assets is disclosed. As per 31 December 2016, all of the Group non-current assets are located in Belgium, except (i) the Corquest intellectual property, valued at €1,5 million which is located in the US, (ii) the goodwill and IPRD of OnCyte also located in the US and (iii) the leasehold improvements made in the offices of Celyad Inc. located in Boston, Massachusetts, USA.

During 2015, marginal revenues were generated from external customers. All revenues generated relate to sales of C-Cathez to a limited number of customers located in the US.

€‘000	For the year ended December 31, 2015
	Cardiology	Immuno- oncology	Corporate	Group Total
Revenue	3			3
Cost of Sales	(1)			(1)
Gross Profit	2	—	—	2
Research & Development expenses	(20,634)	(2,132)		(22,766)
General & Administrative expenses	—	—	(7,230)	(7,230)
Other operating Income & Charges	218	104		322

Operating Profit (Loss)	(20,414)	(2,028)	(7,230)	(29,672)

Net Financial Charges	—	—	306	306
Share of Loss of investments accounted for using the equity method	—	—	252	252
Profit (Loss) before taxes	(20,414)	(2,028)	(6,672)	(29,114)
Income Taxes	—	—	—	—

Profit (Loss) for the year 2015	(20,414)	(2,028)	(6,672))	(29.114)

In August 2016, the Group has received a non-refundable upfront payment as a result of the ONO agreement. This upfront payment has been fully recognised upon receipt as there are no performance obligations nor subsequent deliverables associated to the payment. The non-refundable upfront payment was rather received as a consideration for the sale of licence to ONO. In 2016, the total revenue generated through sales of C-Cathez was € 0.1 million.

€‘000	For the year ended December 31, 2016
	Cardiology	Immuno- oncology	Corporate	Group Total
Revenue	84	8,440		8,523
Cost of Sales	(53)			(53)
Gross Profit	31	8,440	—	8,471
Research & Development expenses	(12,704)	(14,971)		(27,675)
General & Administrative expenses	—	—	(9,744)	(9,744)
Other operating Income & Charges	1,540	1,800		3,340

Operating Profit (Loss)	(11,133)	(4,731)	(9,744)	(25,609)

Net Financial Charges	—	—	1,997	1,997
Profit (Loss) before taxes	(11,133)	(4,731)	(7,747)	(23,612)
Income Taxes	—	—	6	6

Profit (Loss) for the year 2016	(11,133)	(4,731)	(7,742)	(23,606)

In 2017, there were some important one-time non-recurrent items impacting significantly the consolidated income statement. The Board decided to isolate these non-recurrent items in the presentation of the consolidated income statement.

€‘000	For the year ended December 31, 2017
	Cardiology	Immuno- oncology	Corporate	Group Total
Revenues	35	3,505		3,540
Cost of Sales		(515)		(515)
Gross Profit	35	2,990	—	3,025
Research & Development expenses	(2,881)	(20,027)	—	(22,908)
General & Administrative expenses	—	—	(9,310)	(9,310)
Other operating Income & Charges	1,070	151	1,370	2,590
Non-recurring operating (expenses)/income	(1,932)	—	(24,341)	(26,273)

Operating Profit (Loss)—EBIT	(3,708)	(16,886)	(32,281)	(52,876)

Net Financial Charges	—	—	(3,518)	(3,518)
Profit (Loss) before taxes	(3,708)	(16,886)	(35,799)	(56,396)
Income Taxes	—	—	1	1

Profit (Loss) for the year 2017	(3,708)	(16,886)	(35,798)	(56,395)

Note 7: Intangible assets

The change in intangible assets is broken down as follows, per class of assets:

(€‘000)	Goodwill	In-process research and development	Development costs	Patents, licences, trademarks	Software	Total
Cost:
At January 1st 2016	1,003	38,254	1,084	13,337	107	53,785
Additions	—	—	—	—	95	95
Currency translation adjustments	37	1,401	—	—	—	1,438
Divestiture	—	—	—	—	—	—
At December 31, 2016	1,040	39,655	1,084	13,337	203	55,318
Additions	—	—	—	—		—
Currency translation adjustments	(126)	(4,801)	—	—	3	(4,924)
Divestiture	—	—	—	—	(93)	(93)
At December 31, 2017	914	34,854	1,084	13,337	111	50,301

Accumulated amortisation
At January 1st 2016			(212)	(4,698)	(85)	(4,995)
Amortisation charge	—	—	(66)	(675)	(15)	(756)
At December, 31 2016	—	—	(279)	(5,373)	(100)	(5,752)
Amortisation charge	—	—	(66)	(675)	(7)	(748)
Divestiture	—	—	—	—	(3)	(3)
Impairment (non-recurring loss)	—	—	—	(7,289)		(7,289)
At December 31, 2017	—	—	(345)	(13,337)	(110)	(13,792)

Net book value
Cost	1,040	39,655	1,084	13,337	203	55,318
Accumulated amortisation	—	—	(279)	(5,373)	(100)	(5,752)

At December 31, 2016	1,040	39,655	805	7,964	103	49,566

Cost	914	34,854	1,084	13,337	111	50,300
Accumulated amortisation	—	—	(345)	(13,337)	(110)	(13,792)

At December 31, 2017	914	34,854	739	—	1	36,508

The capitalised development costs relate to the development of C-Cathez. Since May 2012 and the CE marking of C-Cathez, the development costs of C-Cathez are capitalized and amortized over the estimate residual intellectual property protection as of the CE marking (14 and 15 years respectively in 2015 and 2014). No other development costs have been capitalised up till now. All C-Cure and CYAD-01 related development costs have been assessed as not being eligible for capitalisation and have therefore been recognised in the income statement as research and development expenses. Software is amortized over a period of 3 to 5 years.

Goodwill, In-process R&D, Patents, Licenses and Trademarks relate to the following items:

•	Goodwill and In-process research and development resulted from the purchase price allocation exercise performed for the acquisition of OnCyte, LLC in 2015. As of balance sheet date, Goodwill and In-Process Research and Development are not amortized but tested for impairment.

•	A licence, granted in August 2007 by Mayo Clinic (for an amount of €9.5 million) upon the Group’s inception and an extension to the licensed field of use, granted on 29 October 2010 for a total amount of €2.3 million. The licence and its extension were amortised straight line over a period of 20 years, in accordance with the license term. A €6.0 million impairment loss has been recognised on the remaining net book value for the year ended 31 December 2017.

•	Patents acquired upon the acquisition of CorQuest Medical, Inc. in November 2014. The fair value of these intellectual rights was then determined to be €1.5 million. These patents were amortized over 18 years, corresponding to the remaining intellectual property protection filed for the first patent application in 2012. A €1.2 million impairment loss has been recognized on the remaining net book value for the year ended 31 December 2017.

Impairment testing

Impairment testing is detailed below.

OnCyte, LLC goodwill and IPRD impairment test

Goodwill and In-process research and development (IPRD) exclusively relate to the acquisition of OnCyte, LLC which was acquired in 2015. Management performs annual impairment test on goodwill and on ‘indefinite lived asset’ that are not amortized in accordance with the accounting policies stated in Note 3. The impairment test has been performed at the level the immune-oncology segment corresponding to the CGU to which the goodwill and the IPRD belong. The recoverable amount has been calculated based on a fair value less costs to sell model, which require the use of assumptions. The calculations use cash flow projections based on 12-year period business plan based on probability of success of the CYAD-01 product candidate as well as extrapolations of projected cash flows resulting from the future expected sales associated with CYAD-01 and license revenue from our allogeneic platform. CGU recoverable value, determined accordingly, exceeds its carrying amount. Accordingly, no impairment loss was recognized neither on goodwill nor on the IPRD intangible assets at balance sheet date.

Management’s key assumptions about projected cash flows when determining fair value less costs to sell are as follows:

•	Discount rate (WACC) : 14.5%, in line with industry standard for biotechnological companies and WACC used by Equity Research companies following the Group

•	Sales revenue growth in the Terminal Value a decline of 15% of the estimated product revenue has been considered in the Terminal Value (for infinite extrapolation purposes)

•	Probabilities of Success (PoS) based on Clinical Development Success Rates observed for the period 2006-2015 determined by independent business intelligence consulting companies for hematologic and solid oncological diseases. Probability of our product candidates getting on the market were used as follows:

PoS	Phase I to II	Phase II to III	Phase III to NDA/BLA	NDA/BLA to Approval	Cumulative PoS
Hem	62%	29%	53%	86%	8.1%
Solid	64%	23%	34%	80%	4%

The sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. The following table presents the sensitivity analyses of the recoverable amount of the CGU associated to OnCyte, LLC:

Sensitivity analysis		Discount rate (WACC)
Terminal Revenue Growth rate	Impact on model value	14.5%	15.25%	16.0%
	-25%	-21%	-30%	-38%
	-20%	-18%	-28%	-37%
	-15%	Model Reference	-25%	-34%

Even at the lower terminal revenue growth and higher discount rate, the recoverable value of the CGU exceeded its carrying amount at balance sheet date.

C-Cure and Corquest impairment test

Pursuant to the strategic decision of the Board to focus all the efforts of the Group on the development of the immuno-oncology platform and the lack of strategic business development opportunities identified for the C-Cure (Mayo Licenses) and Heart-Xs assets (Corquest patents), intangible assets related to C-Cure and Heart-Xs have been fully impaired (and associated liabilities derecognized – see Note 23) as of 31 December 2017, resulting in the recognition of non-recurring expenses of respectively €0.7 million and €1.2 million. The recoverable amount of these CGU is assessed to be zero, which explained a 100% impairment expense as at December 31, 2017.

Note 8: Property, plant and equipment

(€‘000)	Equipment	Furniture	Leasehold	Total
Cost:
At January 1st, 2016	2,375	150	915	3,440
Additions	610	315	2,066	2,990
Acquisition of BMS SA	1,065			1,065
Disposals	(51)		(34)	(85)

At December 31, 2016	3,999	465	2,947	7,410
Additions	823		129	952
Disposals	(281)	(9)	(9)	(299)

Currency translation adjustments	(3)	(11)	(8)	(23)
At December 31, 2017	4,537	445	3,059	8,041

Accumulated depreciation:
At January 1st 2016	(1,589)	(150)	(565)	(2,304)
Depreciation charge	(380)	(33)	(347)	(760)
Acquisition of BMS SA	(790)	—	—	(790)

Disposals	7	—	—	7

At December 31, 2016	(2,752)	(184)	(912)	(3,847)
Depreciation charge	(424)	(56)	(486)	(966)
Disposals	50	9	2	61

Currency translation adjustments	1	1		2
At December 31, 2017	(3,126)	(229)	(1,395)	(4,750)

Net book value
Cost	3,999	465	2,947	7,410
Accumulated depreciation	(2,752)	(184)	(912)	(3,847)

At December 31, 2016	1,246	281	2,035	3,563

Cost	4,537	445	3,059	8,041
Accumulated depreciation	(3,126)	(229)	(1,395)	(4,750)

At December 31, 2017	1,412	215	1,664	3,290

Property, Plant and Equipment is mainly composed of office furniture, leasehold improvements, and laboratory equipment.

The prior year’s acquisition of BMS was accounted for as an asset deal. The fair value of the assets acquired is concentrated in one identifiable asset, i.e. the GMP laboratories. The difference between the purchase price and the net assets of BMS at the date of acquisition is then allocated entirely to the Property, Plant and Equipment.

Finance leases

Lease contracts considered as finance lease relate to some contracts with financial institutions and relate to laboratory and office equipment. All finance leases have a maturity of three years. A key common feature is that they include a bargain option to purchase the leased asset at the end of the three-year-lease term.

The total of future minimum lease payments at the end of the reporting period, and their present value reported on the balance sheet, are similar amounts.

Note 9: Other non-current assets

(€‘000)	As of December 31,
	2017	2016
Deposits	273	311
R&D Tax credit receivable	1,161

Total	1,434	311

The non-current financial assets are composed of security deposits paid to the lessors of the building leased by the Group and to the Social Security administration. In 2017, the Company recognized also for the first time a receivable on the amounts to collect from the federal government as R&D tax credit (€1.2 million). The R&D tax credit receivable was previously considered subject to high uncertainty. The management estimate was updated at year-end 2017 based on the expected cash inflows as from the year 2020.

Note 10 : Inventories and Work in Progress

Not applicable

Note 11: Trade, Other Receivables and Other current assets

(€‘000)	As of December 31,
	2017	2016
Trade receivable	64	54
Advance deposits	152	663
Other receivables	17	643

Total Trade and Other receivables	233	1,359

Prepaid expenses	744	615
VAT receivable	391	393
Other receivables	1,120	413

Total Other current assets	2,255	1,420

Impairment of receivables is assessed on an individual basis at the end of each accounting year.

At balance sheet dates presented, no receivable was overdue. There were no carrying amounts for trade and other receivables denominated in foreign currencies and no impairments were recorded.

At 31 December 2017, income tax receivables include an open balance for two fiscal years (2017 and 2016), while only one (2016) at 31 December 2016. As of 31 December 2016, other trade receivables mainly relate to credit notes to be received from suppliers and advance deposits made to the THINK trial clinical vendors.

Note 12: Short term investments

(€‘000)	As of December 31,
	2017	2016
Short term investments	10,653	34,230

Total	10,653	34,230

Amounts recorded as short-term investments in the current assets correspond to short term deposits with fixed interest rates. Short-term deposits are made for variable periods (from 1 to 12 months) depending on the short-term cash requirements of the Group. Interest is calculated at the respective short-term deposit rates.

Note 13: Cash and cash equivalents

(€‘000)	As of December 31,
	2017	2016
Cash at bank and on hand	23,253	48,357

Total	23,253	48,357

Cash at banks earn interest at floating rates based on daily bank deposit rates.

The credit quality of cash and cash equivalents and short-term deposit balances may be categorised between A-2 and A+ based on Standard and Poor’s rating at 31 December 2017.

Note 14: Investment in Subsidiaries

The consolidation scope of Celyad Group is as follows, for both current and comparative years presented in these year-end financial statements:

Name	Country of Incorporation and Place of Business	Nature of Business	Proportion of ordinary shares directly held by parent (%)	Proportion of ordinary shares held by the group (%)	Proportion of ordinary shares held by non-controlling interests (%)
Celyad Inc.	USA	Biopharma	100%	100%	0%
OnCyte, LLC	USA	Biopharma	100%	100%	0%
CorQuest Medical, Inc.	USA	Medical Device	100%	100%	0%
Biological Manufacturing Services SA	Belgium	GMP laboratories	100%	100%	0%

Biologicial Manufacturing Services SA (BMS) was acquired in May 2016. BMS owns GMP laboratories. BMS rent its laboratories to Celyad SA since 2009 and until April 30, 2016. Until the acquisition, BMS was considered as a related party to Celyad.

Cardio3 Inc was incorporated in 2011 to support clinical and regulatory activities of the Group in the US. Cardio3 Inc was renamed in Celyad Inc. in 2015. The growth of the activities of Celyad Inc. is associated to the development of the US clinical and regulatory activities of the Group in the US. Celyad Inc. shows a net loss for the year ended December 31, 2017 and December 31, 2016 of respectively $1,975K and $2,634K.

CorQuest Medical, Inc. was acquired on 5 November 2014. CorQuest Medical, Inc. is developing Heart XS, a new access route to the left atrium.

OnCyte, LLC was acquired on January 21, 2015. OnCyte, LLC is the company holding the CAR T-Cell portfolio of clinical-stage immuno-oncology assets, as disclosed in our previous annual reports. OnCyte LLC has been liquidated in March 2018.

Note 15: Share Capital

The number of shares issued is expressed in units.

	As of December 31,
	2017	2016	2015
Total number of issued and outstanding shares	9,867,844	9,313,603	9,313,603
Total share capital (€‘000)	34,337	32,571	32,571

As of December 31, 2017, the share capital amounts to €34,337k represented by 9,867,844 fully authorized and subscribed and paid-up shares with a nominal value of €3.48 per share. This number does not include warrants issued by the Company and granted to certain directors, employees and non-employees of the Company.

History of the capital of the Company

The Company has been incorporated on July 24, 2007 with a share capital of €62,500 by the issuance of 409,375 class A shares. On August 31, 2007, the Company has issued 261,732 class A shares to Mayo Clinic by way of a contribution in kind of the upfront fee that was due upon execution of the Mayo Licence for a total amount of €9,500,000.

Round B Investors have participated in a capital increase of the Company by way of a contribution in kind of a convertible loan (€2,387,049) and a contribution in cash (€4,849,624 of which €1,949,624 uncalled) on December 23, 2008; 204,652 class B shares have been issued at the occasion of that capital increase. Since then, the capital is divided in 875,759 shares, of which 671,107 are class A shares and 204,652 are class B shares.

On October 29, 2010, the Company closed its third financing round resulting in a capital increase totalling €12,100,809. The capital increase can be detailed as follows:

•	capital increase in cash by certain existing investors for a total amount of €2,609,320.48 by the issuance of 73,793 class B shares at a price of €35.36 per share;

•	capital increase in cash by certain existing investors for a total amount of €471,240 by the issuance of 21,000 class B shares at a price of €22.44 per share;

•	capital increase in cash by certain new investors for a total amount of €399,921.60 by the issuance of 9,048 class B shares at a price of €44.20 per share;

•	exercise of 12,300 warrants (“Warrants A”) granted to the Round C investors with total proceeds of €276,012 and issuance of 12,300 class B shares. The exercise price was €22.44 per Warrant A;

•	contribution in kind by means of conversion of the loan C for a total amount of €3,255,524.48 (accrued interest included) by the issuance of 92,068 class B shares at a conversion price of €35.36 per share;

•	contribution in kind by means of conversion of the loan D for a total amount of €2,018,879.20 (accrued interest included) by the issuance of 57,095 class B shares at a conversion price of €35.36 per share. The loan D is a convertible loan granted by certain investors to the Company on 14 October 2010 for a nominal amount of €2,010,000.

•	contribution in kind of a payable towards Mayo Foundation for Medical Education and Research for a total amount of €3,069,911 by the issuance of 69,455 class B shares at a price of €44.20 per share. The payable towards Mayo Clinic was related to (i) research undertaken by Mayo Clinic in the years 2009 and 2010, (ii) delivery of certain materials, (iii) expansion of the Mayo Clinical Technology Licence Contract by way the Second Amendment dated October 18, 2010.

On May 5, 2011, pursuant the decision of the Extraordinary General Meeting, the capital was reduced by an amount of €18,925,474 equivalent to the outstanding net loss as of 31 December 2010.

On 31 May 2013, the Company closed its fourth financing round, the ‘Round D financing’. The convertible loans E, F, G and H previously recorded as financial debt were converted in shares which led to an increase in equity for a total amount of €28,645k of which € 5,026k is accounted for as capital and € 6,988k as share premium. The remainder (€ 16,613k) is accounted for as other reserves. Furthermore, a contribution in cash by existing shareholders of the Company led to an increase in share capital and issue premium by an amount of €7,000k.

At the Extraordinary Shareholders Meeting of June 11, 2013 all existing classes of shares of the Company have been converted into ordinary shares. Preferred shares have been converted at a 1 for 1 ratio and subsequently.

On July 5, 2013, the Company completed its Initial Public Offering. The Company issued 1,381,500 new shares at €16.65 per shares, corresponding to a total of €23,002k.

On July 15, 2013, the over-allotment option was fully exercised for a total amount of €3,450k corresponding to 207,225 new shares. The total IPO proceeds amounted to €26,452k and the capital and the share premium of the Company increased accordingly. The costs relating to the capital increases performed in 2013 amounted to €2.8 million and are presented in deduction of share premium.

On June 11, 2013, the Extraordinary General Shareholders’ Meeting of Celyad SA authorized the Board of Directors to increase the share capital of the Company, in one or several times, and under certain conditions set forth in extenso in the articles of association. This authorization is valid for a period of five years starting on July 26, 2013 and until July 26, 2018. The Board of Directors may increase the share capital of the Company within the framework of the authorized capital for an amount of up to €21,413k.

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

In January 2015, the shares of OnCyte, LLC were contributed to the capital of the Company, resulting in a capital increase of €3,452k and the issuance of 93,087 new shares.

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

Over 2017 the capital of the Company was also increased by way of exercise of Company warrants. Over four different exercise periods, 225,966 warrants were exercised resulting in the issuance of 225,966 new shares. The capital of the Company was therefore increased by €625k.

In August 2017, pursuant to the amendment of the agreements with Celdara Medical LLC and Dartmouth College, the CAR-T technology inventors, the capital of the Company was increased by way of contribution in kind of a liability owed to Celdara Medical LLC. 328,275 new shares were issued at a price of €32.35 (being Celyad share’s average market price for the 30 days preceding the transaction) and the capital and the share premium of the Company were therefore increased respectively by €1,141k and €9,479k without this had an impact on the cash and cash equivalents, explaining why such transaction is not disclosed in the consolidated statement of cashflows.

As of December 31, 2017 all shares issued have been fully paid.

The following share issuances occurred since the incorporation of the Company:

Category	Transaction date	Description	# of shares	Par value (in €)
Class A shares	24 July 2007	Company incorporation	409,375	0.15
Class A shares	31 August 2007	Contribution in kind (upfront fee Mayo Licence)	261,732	36.30
Class B shares	23 December 2008	Capital increase (Round B)	137,150	35.36
Class B shares	23 December 2008	Contribution in kind (Loan B)	67,502	35.36
Class B shares	28 October 2010	Contribution in cash	21,000	22.44
Class B shares	28 October 2010	Contribution in kind (Loan C)	92,068	35.36
Class B shares	28 October 2010	Contribution in kind (Loan D)	57,095	35.36
Class B shares	28 October 2010	Contribution in cash	73,793	35.36
Class B shares	28 October 2010	Exercise of warrants	12,300	22.44
Class B shares	28 October 2010	Contribution in kind (Mayo receivable)	69,455	44.20
Class B shares	28 October 2010	Contribution in cash	9,048	44.20
Class B shares	31 May 2013	Contribution in kind (Loan E)	118,365	38,39
Class B shares	31 May 2013	Contribution in kind (Loan F)	56,936	38,39
Class B shares	31 May 2013	Contribution in kind (Loan G)	654,301	4,52
Class B shares	31 May 2013	Contribution in kind (Loan H)	75,755	30,71
Class B shares	31 May 2013	Contribution in cash	219,016	31,96
Class B shares	4 June 2013	Conversion of warrants	2,409,176	0,01
Ordinary shares	11 June 2013	Conversion of Class A and Class B shares in ordinary shares	4,744,067	—
Ordinary shares	5 July 2013	Initial Public Offering	1,381,500	16.65
Ordinary shares	15 July 2013	Exercise of over-allotment option	207,225	16.65
Ordinary shares	31 January 2014	Exercise of warrants issued in September 2008	5,966	22.44
Ordinary shares	31 January 2014	Exercise of warrants issued in May 2010	333	22.44
Ordinary shares	31 January 2014	Exercise of warrants issued in January 2013	120,000	4.52
Ordinary shares	30 April 2014	Exercise of warrants issued in September 2008	2,366	22.44
Ordinary shares	16 June 2014	Capital increase	284,090	44.00
Ordinary shares	30 June 2014	Capital increase	284,090	44.00
Ordinary shares	4 August 2014	Exercise of warrants issued in September 2008	5,000	22.44
Ordinary shares	4 August 2014	Exercise of warrants issued in October 2010	750	35.36
Ordinary shares	3 November 2014	Exercise of warrants issued in September 2008	5,000	22.44
Ordinary shares	21 January 2015	Contribution in kind (Celdara Medical LLC)	93,087	37.08
Ordinary shares	7 February 2015	Exercise of warrant issued in May 2010	333	22.44
Ordinary shares	3 March 2015	Capital increase	713,380	44.50
Ordinary shares	11 May 2015	Exercise of warrant issued in May 2010	500	22.44
Ordinary shares	24 June 2015	Capital increase	1,460,000	60.25
Ordinary shares	4 August 2015	Exercise of warrant issued in May 2010	666	22.44
Ordinary shares	4 August 2015	Exercise of warrant issued in October 2010	5,250	35.36
Ordinary shares	1 February 2017	Exercise of warrant issued in May 2013	207,250	2.64
Ordinary shares	2 May 2017	Exercise of warrant issued in May 2013	4,900	2.64
Ordinary shares	1 August 2017	Exercise of warrant issued in May 2013	7,950	2.64
Ordinary shares	23 August 2017	Contribution in kind (Celdara Medical LLC)	328,275	32.35
Ordinary shares	9 November 2017	Exercise of warrant issued in May 2013	5,000	2.64
Ordinary shares	9 November 2017	Exercise of warrant issued in October 2010	866	35.36

(€000)
Date	Nature of the transactions	Share Capital	Share premium	Number of shares	Nominal value
	Balance as of January 1, 2016	32,571	158,010	9,313,603	205,233

	Balance as of December 31, 2016	32,571	158,010	9,313,603	205,233

	Issue of shares related to exercise of warrants	625	—	225,966	625
	Capital increase resulting from Celdara and Dartmouth College agreements amendment	1,141	9,479	328,275	10,620
	Balance as of December 31, 2017	34,337	167,489	9,867,844	216,478

The total number of shares issued and outstanding as of December 31, 2017 totals 9,867,844 and are ordinary common shares.

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

Movements in the number of warrants outstanding and their related weighted average exercise prices are as follows:

		2017		2016
	Weighted average exercise price (in €)	Number of warrants	Weighted average exercise price (in €)	Number of warrants
Outstanding as of January 1st,	20.92	571,444	11.61	319,330
Granted	30.37	367,100	33.10	343,550
Forfeited	28.50	31,817	34.20	91,436
Exercised	2.77	225,966	—	—
Expired	22.44	5,799	—	—
At December 31,	31.76	674,962	20.92	571,444

There were 225,966 warrants exercised in 2017, of which 866 warrants issued in October 2010 and 225,100 warrants issued in May 2013.

Warrants outstanding at the end of the year have the following expiry date and exercise price:

Warrant plan issuance date	Vesting date	Expiry date	Number of warrants outstanding as of 31 December, 2017	Number of warrants outstanding as of 31 December, 2016	Exercise price per share
05 May 2010 (warrants B)	05 May 2010	05 May 2016	—	5,000	35.36
05 May 2010 (warrants C)	05 May 2013	05 May 2016	—	799	22.44
29 Oct 2010	29 Oct 2013	31 Oct 2020	766	1,632	35.36
06 May 2013	06 May 2016	06 May 2023	7,000	232,100	2.64
05 May 2014	05 May 2017	05 May 2024	60,697	62,864	36.66
05 November 2015	05 November 2018	05 Nov 2025	253,065	269,049	32.86
08 December 2016	08 December 2019	08 Dec 2021	45,000	—
29 June 2017	29 June 2020	31 July 2022	308,434	—

			674,962	571,444

Warrants issued on October 29, 2010

At the Extraordinary Shareholders Meeting of October 29, 2010, a plan of 79,500 warrants was approved. Warrants were offered to Company’s employees, non-employees and directors. Out of the 79,500 warrants offered, 61,050 warrants were accepted by the beneficiaries and 766 warrants are outstanding on the date hereof.

The 61,050 warrants were vested in equal tranches over a period of three years. The warrants become 100% vested after the third anniversary the issuance. The warrants that are vested can only be exercised at the end of the third calendar year following the issuance date, thus starting on January 1st, 2014. The exercise price amounts to €35.36. Warrants not exercised within 10 years after issue become null and void.

Warrants issued on May 6, 2013

At the Extraordinary Shareholders Meeting of May 6, 2013, a plan of 266,241 warrants was approved. Warrants were offered to Company’s employees and management team. Out of the 266,241 warrants offered, 253,150 warrants were accepted by the beneficiaries and 7,000 warrants are outstanding on the date hereof.

The 253,150 warrants were vested in equal tranches over a period of three years. The warrants become 100% vested after the third anniversary the issuance. The warrants that are vested can only be exercised at the end of the third calendar year following the issuance date, thus starting on January 1st, 2017. The exercise price amounts to €2.64. Warrants not exercised within 10 years after issue become null and void.

Warrants issued on May 5, 2014

At the Extraordinary Shareholders Meeting of May 5, 2014, a plan of 100,000 warrants was approved. Warrants were offered to Company’s new comers (employees, non-employees and directors) in five different tranches. Out of the warrants offered, 94,400 warrants were accepted by the beneficiaries and 60,697 warrants are outstanding on the date hereof.

The 100,000 warrants were vested in equal tranches over a period of three years. The warrants become 100% vested after the third anniversary the issuance. The warrants that are vested can only be exercised at the end of the third calendar year following the issuance date, thus starting on 1st of January 2018. The exercise price of the different tranches ranges from €33.49 to €45.05. Warrants not exercised within 10 years after issue become null and void.

Warrants issued on November 5, 2015

At the Extraordinary Shareholders Meeting of November 5, 2015, a plan of 466,000 warrants was approved. Warrants were offered to Company’s new comers (employees, non-employees and directors) in five different tranches. Out of the warrants offered, 343,550 warrants were accepted by the beneficiaries and 253,065 warrants are outstanding on the date hereof.

These warrants vest in equal tranches over a period of three years. The warrants become 100% vested after the third anniversary of issuance. The warrants that are vested can only be exercised as from the end of the third calendar year following the issuance date, thus starting on 1st of January 2019. The exercise price of the different tranches ranges from €15.90 to €34.65. Warrants not exercised within 10 years after issue become null and void.

Warrants issued on December 8, 2016

On December 8, 2016, the Board of Directors issued a new plan of 100,000 warrants. An equivalent number of warrants were cancelled from the remaining pool of warrants of the plan of 5 November 2015. Warrants were offered to Company’s new comers (employees and non-employees) in two different tranches. Out of the warrants offered, 45,000 warrants were accepted by the beneficiaries and 45,000 warrants are outstanding on the date hereof.

These warrants will be vested in equal tranches over a period of three years. The warrants become 100% vested after the third anniversary of issuance. The warrants that are vested can only be exercised as from the end of the third calendar year following the issuance date, thus starting on 1st of January 2020. The exercise price of the different tranches ranges from €17.60 to €36.81. Warrants not exercised within 5 years after issue become null and void.

Warrants issued on June 29, 2017

At the Extraordinary Shareholders Meeting of June 29, 2017, a plan of 520,000 warrants was approved. Warrants were offered in different tranches to beneficiaries (employees, non-employees and directors). Out of the warrants offered, 312,100 warrants were accepted by the beneficiaries and 308,434 warrants are outstanding on the date hereof.

These warrants will be vested in equal tranches over a period of three years. The warrants become 100% vested after the third anniversary of issuance. The warrants that are vested can only be exercised as from the end of the third calendar year following the issuance date, thus starting on 1st of January 2021. The exercise price of the different tranches ranges from €31.34 to €47.22. Warrants not exercised within 5 years after issue become null and void.

The fair value of the warrants has been determined at grant date based on the Black-Scholes formula. The variables, used in this model, are:

	Warrants issued on
	29 October 2010	31 January 2013	6 May 2013	5 May 2014	5 November 2015
Number of warrants issued	79,500	140,000	266,241	100,000	466,000
Number of warrants granted	61,050	120,000	253,150	94,400	343,550
Number of warrants not fully vested as of 31 December 2017	—	—	—	29,799	263,065
Average exercise price (in €)	35.36	4.52	2.64	35.79	32.63
Expected share value volatility	35.60%	35.60%	39.55%	67.73%	60.53%
Risk-free interest rate	3.21%	2.30%	2.06%	1.09%	0.26%
Average fair value (in €)	9.00	2.22	12.44	26.16	21.13
Weighted average remaining contractual life	3.78	6.09	6.35	7.35	8.62

	Warrants issued on
	December 2016	June 2017
Number of warrants issued	100,000	520,000
Number of warrants granted	45,000	312,100
Number of warrants not fully vested as of 31 December 2017	35,000	308,434
Average exercise price (in €)	24.39	31.53
Expected share value volatility	61.03%	60.27%
Risk-free interest rate	-0.40%	-0.23%
Average fair value (in €)	12.25	15.67
Weighted average remaining contractual life	3.84	4.50

The total net expense recognised in the income statement for the outstanding warrants totals € 2,569k for 2017 (2016: € 2,847k).

Note 17: Post-employment Benefits

(€‘000)	As of December 31,
	2017	2016
Pension obligations	204	204

Total	204	204

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

At the end of each year, Celyad is measuring and accounting for the potential impact of defined benefit accounting for these pension plans with a minimum fixed guaranteed return.

The contributions to the plan are determined as a percentage of the yearly salary. There are no employee contributions. The benefit also includes a death in service benefit.

The amounts recognised in the balance sheet are determined as follows:

	As of December 31,
(€‘000)	2017	2016
Present value of funded obligations	1,705	1,509
Fair value of plan assets	(1,500)	(1,305)

Deficit of funded plans	204	204
Total deficit of defined benefit pension plans	204	204
Liability in the balance sheet	204	204

The movement in the defined benefit liability over the year is as follows:

(€‘000)	Present value of obligation	Fair value of plan assets	Total
As of 1st of January 2016	1,212	1,089	121

Current service cost	192		192
Interest expense/(income)	33	29	4

	1,437	1,118	319

Remeasurements
- Return on plan assets, excluding amounts included in interest expense/(income)		1	1
- Actuarial (Gain)/loss due to change in actuarial assumptions	77		77
- Actuarial (Gain)/loss due to experience	29		29

	106	1	107

Employer contributions:		221	(221)
Benefits Paid	(33)	(33)	—

At December 31, 2016	1,509	1,305	204

As of 1st of January 2017	1,509	1,305	204

Current service cost	201		201
Interest expense/(income)	32	26	6

	1,742	1,331	411

Remeasurements
- return on plan assets, excluding amounts included in interest expense/(income)		5	(5)
- (Gain)/loss from change in actuarial assumptions	—		—
- Experience (gains)/losses	5	—	5

	5	5	—

Employer contributions:		206	(206)
Benefits Paid	(30)	(30)	(1)

At December 31, 2017	1,704	1,499	204

The income statement charge included in operating profit for post-employment benefits amount to:

(€‘000)	2017	2016
Current service cost	201	192
Interest expense on DBO	32	33
Expected return on plan assets	(26)	(28)

Net periodic pension cost	207	197

The re-measurements included in other comprehensive loss amount to:

(€‘000)	2017	2016
Effect of changes in actuarial assumptions	—	77
Effect of experience adjustments	5	28
(Gain)/Loss on assets for the year	(5)	1

Remeasurement of post-employment benefit obligations	—	106

Plan assets relate all to qualifying insurance policies. The significant actuarial assumptions as per 31 December 2017 were as follows:

Demographic assumptions (for both current and comparative years presented in these year-end financial statements):

•	Mortality tables: mortality rates-5 year for the men and 5 year for the women

•	Withdrawal rate: 5% each year

•	Retirement age: 65 years

Economic assumptions:

•	Yearly inflation rate: 1,75%

•	Yearly salary raise: 1,5% (above inflation)

•	Yearly discount rate: 1.90%

If the discount rate would decrease/increase with 0,5%, the defined benefit obligation would increase respectively decrease with 5% and 6%.

The above sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the pension liability recognised within the statement of financial position.

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

Expected contributions to pension plans for the year ending December 31, 2018 are k€198.

Note 18: Other reserves

(€‘000 )	Share based payment reserve	Convertible loan	Translation	Total
Balance as of January 1st 2015	3,362	16,631	(10)	19,983

Vested share-based payments	736			736
Currency Translation differences subsidiaries			485	485
Balance as of December 31, 2015	4,098	16,631	475	21,205

Vested share-based payments	2,847			2,847
Currency Translation differences subsidiaries			277	277
Balance as of December 31, 2016	6,946	16,631	752	24,329

Vested share-based payments	(239)			(239)
Currency Translation differences subsidiaries			(769)	(769)
Balance as of December 31, 2017	6,707	16,631	(16)	23,322

Note 19: Advances repayable

(€‘000)	2017	2016
Total Non-Current portion as of 1st of January	7,330	10,484
Total Non-Current portion as of December 31,	1,544	7,330

Total Current portion as of 1st of January	1,108	898
Total Current potion as of December 31,	226	1,108

The Group receives government support in the form of recoverable cash advances from the Walloon Region in order to compensate the research and development costs incurred by the Group. Refer to Note 3.

At balance sheet date, the Company has been granted total recoverable cash advances amounting to €26.7 million. Out of this total amount : i) €22.6 million have been received to date ; ii) out of the active contracts, an amount of €2.6 million should be received in 2018 or later depending on the progress of the different programs partially funded by the Region ; and iii) an amount of €1.5 million refer to contracts for which the exploitation has been abandoned (and thus will not be received).

For further details, reference is made to the table below which shows (i) the year for which amounts under those agreements have been received and initially recognised on the balance sheet for the financial liability and deferred grant income components and (ii) a description of the specific characteristics of those recoverable cash advances including repayment schedule and information on other outstanding advances. In 2018 and 2019, we will be required to make exploitation decisions on our remaining outstanding RCAs related to the CAR-T platform.

(in €‘000)			Amounts received for the years ended December 31,				Amounts to be received		As of December 31,2017
Id	Project	Contractual amount	Prior years	2016	2017	Cumulated cashed in	2018 and beyond	Status	Amount reimbursed (cumulative)
5160	C-Cure	2,920	2,920	—		2,920	—	Abandoned	0
5731	C-Cure	3,400	3,400	—		3,400	—	Abandoned	0
5914	C-Cure	700	687	—		687	—	Abandoned	180
5915	C-Cathez	910	910	—		910	—	Exploitation	390
5951	Industrialization	1,470	866	—		866	—	Abandoned	0
6003	C-Cure	1,729	1,715	—		1,715	—	Abandoned	0
6230	C-Cure	1,084	1,084	—		1,084	—	Abandoned	0
6363	C-Cure	1,140	1,126	—		1,126	—	Abandoned	1,536
6548	Industrialization	660	541	—		541	—	Abandoned	0
6633	C-Cathez	1,020	1,020	—		1,020	—	Exploitation	153
6646	Proteins	1,200	450	—		450	—	Abandoned	450
7027	C-Cathez	2,500	2,232	268		2,500	—	Exploitation	150
7246	C-Cure	2,467	1,480	740	247	2,467	—	Abandoned	0
7502	CAR-T Cell	2,000	—	1,800	200	2,000	—	Research	0
7685	THINK	3,496	—	—	873	873	2,623	Research	0

Total		26,696	18,431	2,808	1,320	22,559	2,623		2,859

Regarding active contracts (in exploitation status):

The contract 5915 has the following specific characteristics:

•	funding by the Region covers from 45% to 70% of the budgeted project costs;

•	certain activities have to be performed within the Region;

•	in case of an outlicensing agreement or a sale to a third party, Celyad will have to pay 10% of the price received (excl. of VAT) to the Region;

•	sales-independent reimbursements, sales-dependent reimbursements, and amounts due in case of an outlicensing agreement or a sale to a third party, are, in the aggregate, capped at 100% of the principal amount paid out by the Region;

•	sales-dependent reimbursements payable in any given year can be set-off against sales-independent reimbursements already paid out during that year;

•	the amount of sales-independent reimbursement and sales-dependant reimbursement may possibly be adapted in case of an outlicensing agreement, a sale to a third party or industrial use of a prototype or pilot installation, when obtaining the consent of the Walloon Region to proceed thereto.

The other contracts have the following specific characteristics:

•	funding by the Region covers from 45 to 70% of the budgeted project costs;

•	certain activities have to be performed within the European Union;

•	sales-independent reimbursements represent in the aggregate 30% of the principal amount;

•	sales-dependent reimbursements range between 50% and 200% (including accrued interest) of the principal amount of the RCA depending on the actual outcome of the project compared to the outcome projected at the time of grant of the RCA (below or above projections);

•	interests (at Euribor 1 year (as applicable on the first day of the month in which the decision to grant the relevant RCA was made + 100 basis points) accrue as of the 1st day of the exploitation phase;

•	the amount of sales-independent reimbursement and sales-dependant reimbursement may possibly be adapted in case of an outlicensing agreement, a sale to a third party or industrial use of a prototype or pilot installation, when obtaining the consent of the Region to proceed thereto.

•	sales-independent reimbursements and sales-dependent reimbursements are, in the aggregate (including the accrued interests), capped at 200% of the principal amount paid out by the Region;

•	in case of bankruptcy, the research results obtained by the Company under those contracts are expressed to be assumed by the Region by operation of law.

The table below summarizes, in addition to the specific characteristics described above, certain terms and conditions for the recoverable cash advances:

Contract number	Research phase	Percentage of total project costs	Turnover- dependent reimbursement	Turnover-independent reimbursement	Interest rate accrual	Amounts due in case of licensing (per year) resp. Sale
(€‘000)
5160	01/05/05-30/04/08	70%	0.18%	Consolidated with 6363	N/A	N/A
5731	01/05/08-31/10/09	70%	0.18%	Consolidated with 6363	N/A	N/A
5914	01/09/08-30/06/11	70%	5.00%	€30k in 2012 and €70k each year after	N/A	10% with a minimum of 100/Y
5915	01/08/08-30/04/11	70%	5.00%	€40k in 2012 and €70k each year after	N/A	10% with a minimum of 100/Y
5951	01/09/08-31/12/14	70%	5.00%	€100k in 2014 and €150k each year after	N/A	10% with a minimum of 200/Y
6003	01/01/09-30/09/11	60%	0.18%	Consolidated with 6363	N/A	N/A
6230	01/01/10-31/03/12	60%	0.18%	Consolidated with 6363	N/A	N/A
6363	01/03/10-30/06/12	60%	0.18%	From €103k to €514k starting in 2013 until 30% of advance is reached	Starting on 01/01/13	N/A
6548	01/01/11-31/03/13	60%	0.01%	From €15k to €29k starting in 2014 until 30% of advance is reached	Starting on 01/10/13	N/A
6633	01/05/11-30/11/12	60%	0.27%	From €10k to €51k starting in 2013 until 30% of advance is reached	Starting on 01/06/13	N/A
6646	01/05/11-30/06/15	60%	0.01%	From €12k to €60k starting in 2015 until 30% of advance is reached	Starting on 01/01/16	N/A
7027	01/11/12-31/10/14	50%	0.33%	From €25k to €125k starting in 2015 until 30% of advance is reached	Starting on 01/01/15	N/A
7246	01/01/14-31/12/16	50%	0,05%	From €30k to €148k starting in 2017 until 30% of advance is reached.	Starting in 2017	N/A
7502	01/12/15-30/11/18	45%	0.19%	From €20k to €50k starting in 2019 until 30% is reached.	Starting 2019	N/A
7685	1/01/2017-31/12/2019	45%	0.33%	From €35k to €70k starting in 2019 until 30% is reached.	Starting 2020	N/A

Note 20: Due dates of the Financial Liabilities

The following table discloses aggregate information about material contractual obligations and periods in which payments were due as of December 31, 2017 and 2016. Future events could cause actual payments to differ from these estimates.

(€‘000)	Total	Less than one year	One to three years	Three to five years	More than five years
As of December 31, 2017
Finance leases	909	427	461	21	0
Bank loan	536	209	326	0	0
Operating leases	3,759	857	1,289	725	888
Pension obligations	204	0	0	0	204
Advances repayable (current and non-current)	1,770	226	412	248	884
Total	7,178	1,719	2,488	994	1,976

(€‘000)	Total	Less than one year	One to three years	Three to five years	More than five years
As of December 31, 2016
Finance leases	735	354	315	66	—
Bank loan	743	207	417	118	—
Operating leases	3,377	456	945	733	1,244
Pension obligations	204				204
Advances repayable (current and non-current)	8,438	1,108	1,812	1,598	3,920

Total	13,497	2,125	3,489	2,515	5,368

Note 21: Trade payables and other current liabilities

(€‘000)	As of December 31,
	2017	2016
Total trade payables	4,800	8,098
Other current liabilities
Social security	306	294
Payroll accruals and taxes	947	1,206
Other current liabilities	1,029	8

Total other current liabilities	2,282	1,508

Trade payables (composed of supplier’s invoices and accruals for supplier’s invoices not yet received at closing) are non-interest bearing and are normally settled on a 45-day terms.

Other current liabilities are non-interest bearing and have an average term of six months. Fair value equals approximately the carrying amount of the trade payables and other current liabilities.

The Other current liabilities include the short-term debts to employees and social welfare and tax agencies.

No discounting was performed to the extent that the amounts do not present payments terms longer than one year at the end of each fiscal year presented.

Note 22: Financial instruments on balance sheet

Financial instruments not reported at fair value on balance sheet

The carrying and fair values of financial instruments that are not carried at fair value in the financial statements was as follows at December 31, for current and comparative year-ends:

	As of December 31, 2017
(€‘000)	Loans and receivables	Fair value
Assets as per balance sheet
Deposits	273	273
Trade and other receivables	2,905	2,905
Other current assets	744	744
Short-term investments	10,653	10,653
Cash and cash equivalents	23,253	23,253

Total	37,828	37,828

For the above-mentioned financial assets, the carrying amount as per December 31, 2017 is a reasonable approximation of their fair value.

	As of December 31, 2017
(€‘000)	Financial liabilities at amortised cost	Fair value
Liabilities as per balance sheet
Bank loans	536	536
Finance lease liabilities	909	909
RCAs liability	1,770	1,770
Trade payables and other current liabilities	7,083	7,083

Total	10,298	10,298

For the above-mentioned financial liabilities, the carrying amount as per December 31, 2017 is a reasonable approximation of their fair value.

	As of December 31, 2016
(€‘000)	Loans and receivables	Fair value
Assets as per balance sheet
Deposits	311	311
Trade and other receivables	1,359	1,359
Other current assets	1,420	1,420
Short term investment	34,230	34,230
Cash and cash equivalents	48,357	48,357

Total	85,677	85,677

For the above-mentioned financial assets, the carrying amount as per December 31, 2016 is a reasonable approximation of their fair value.

	As of December 31, 2016
(€‘000)	Financial liabilities at amortized cost	Fair value
Liabilities as per balance sheet
Bank loans	742	742
Finance lease liabilities	735	735
RCAs liability	8,438	8,438
Trade payables and other current liabilities	9,606	9,606

Total	19,521	19,521

For the above-mentioned financial liabilities, the carrying amount as per December 31, 2016 is a reasonable approximation of their fair value.

Financial instruments reported at fair value on balance sheet

Contingent consideration and other financial liabilities are reported at fair value in the statement of financial position using Level 3 fair value measurements for which the Group developed unobservable inputs:

(€‘000)	As of December 31, 2017
	Level I	Level II	Level III	Total
Assets
	—	—	—	—

Total Assets	—	—	—	—

Liabilities
Contingent consideration and other financial liabilities	—	—	19,583	19,583

Total Liabilities	—	—	19,583	19,583

The change in their balances is detailed as follows:

CONTINGENT CONSIDERATION AND OTHER FINANCIAL LIABILITIES ROLL FORWARD

(€’000)	For the year ended
EUR	2017	2016
Opening balance contingent consideration at January 1st	28,179	25,529
Milestone payment	(5,341)
Fair value adjustment	(4,225)	1,633
Currency Translation Adjustment	(3,064)	1,017

Closing balance contingent consideration at December 31,	15,549	28,179

Other financial liabilities	4,034	—
Closing balance contingent consideration and other financial liabilities at December 31	19,583	28,179

The decrease of the contingent consideration and other financial liabilities at balance sheet date is due to a milestone payment to Celdara Medical LLC and to the USD foreign exchange effect (USD depreciation against EUR compared to prior year-end). Note that as from 2017 this capture also includes an amount of €4.0 million relating to development, non-sales and sales milestones to Dartmouth College.

The contingent consideration captures the commitments disclosed under Note 28. It does not include any amount for contingent consideration payable relating to any sub-licensing agreements entered into or to be entered into by Celyad for the reasons that:

✓	any contingent consideration payable would be due only when Celyad earns revenue from such sub-licensing agreements, and in an amount representing a fraction of that revenue; and

✓	the development of the underlying product candidates by the sub-licensees is not under Celyad’s control, making a reliable estimate of any future liability impossible.

Contingent consideration sensitivity analysis

A sensitivity analysis has been performed on the key assumptions driving the fair value of the contingent consideration. The main drivers are i) the discount rate (WACC), ii) the sales long-term growth rate in the terminal value and iii) the probabilities of success for our product candidates to get commercialized.

	Discount rate (WACC)
	10.5%	12.5%	14.5%	16.5%	18.5%
Cont. consideration (MUSD)	34.5	28.3	23.5	19.8	16.8
Impact (%)	+47%	+20%	—	-16%	-29%

	Sales long-term growth rate in the terminal value
	-25%	-20%	-15%	-10%	-5%
Cont. consideration (MUSD)	21.9	22.5	23.5	24.3	26.0
Impact (%)	-7%	-4%	—	+4%	+11%

To determine the contingent consideration, we used the same probabilities of success than for impairment testing purposes (see Note 7):

PoS	Phase I to II	Phase II to III	Phase III to NDA/BLA	NDA/BLA to Approval	Cumulative PoS
Hem	62%	29%	53%	86%	8.1%
Solid	64%	23%	34%	80%	4%

In order to assess the sensitivity to this driver, we apply here an incremental probability factor to the bottom-line cumulative PoS disclosed below:

	Probabilities of Success
	-20%	-10%	PoS model	+10%	+20%
Cont. consideration (MUSD)	18.8	21.2	23.5	25.8	28.1
Impact (%)	-20%	-10%	—	+10%	+20%

Note 23: Changes in liabilities arising from financial activities

The change in bank loans balances is detailed as follows:

BANK LOANS FINANCIAL LIABILITY ROLL FORWARD

(€‘000)	For the year ended
EUR	2017	2016
Opening balance at January 1st,	742	40
New bank loans	—	794
Repayments	(207)	(92)

Closing balance at December 31,	536	742

The change in finance lease liability balances is detailed as follows:

FINANCE LEASES FINANCIAL LIABILITY ROLL FORWARD
(€‘000)	For the year ended
EUR	2017	2016
Opening balance at January 1st,	735	826
New finance leases	543	220
Repayments	(369)	(311)

Closing balance at December 31,	909	735

The change in recoverable cash advance liability balances is detailed as follows:

RECOVERABLE CASH ADVANCE LIABILITY ROLL FORWARD
(€‘000)	For the year ended
EUR	2017	2016
Opening balance at January 1st,	8,438	11,382
Repayments	(1,233)	(842)
Remeasurement	(80)	(2,102)
Derecognition of liability (non-recurring gain)	(5,356)

Closing balance at December 31,	1,770	8,438

The decrease of the recoverable cash advances liability at balance sheet date is due to the repayments of contractual turnover independent lump sums to the Walloon Region (relating to C-Cure and C-CATHez agreements). As a consequence of Celyad’s notification (in December 2017) to the Walloon Region not to exploit anymore C-Cure IP assets, the RCA are no longer repayable by the Group. The associated liability has been derecognized with the related gain being reported in the 2017 income statement. See Note 22.

Note 24: Revenues and Net Other Operating Income

(€‘000)	For the year ended December 31,
	2017	2016	2015
Recognition of non-refundable upfront payment	3,505	8,440	—
C-Cathez sales	35	83	3
Other	—	—	—

Total Revenues	3,540	8,523	3

In May 2017, the Group received a non-refundable upfront payment as a result of the Novartis agreement. This upfront payment has been fully recognised upon receipt as there are no performance obligations nor subsequent deliverables associated to the payment.

The amount recorded in 2016 corresponds to the upfront payment received as a consideration for the sale of a license to ONO.

(€‘000)	For the year ended December 31,
	2017	2016	2015
Grant income (RCAs)	824	2,704	578
Grant income (other)	56	124	412
Remeasurement of RCAs	396	2,154	1,036
R&D Tax credit	1,161	—	—
Change in fair value Contingent consideration and other financial liabilities	193	—	—
Other	—	—	(312)

Total Other Operating Income	2,630	4,982	1,714

Change in fair value Contingent consideration and other financial liabilities	—	(1,634)	—
Remeasurement of RCAs	—	—	(1,392)
Other	(41)	(8)	—
Total Other Operating Expenses	(41)	(1,642)	(1,392)

Net Other Operating Income	2,590	3,340	322

Other operating income are mainly related to government grants received. For the government grants received in the form of RCAs we refer to Note 19 for more information. In 2017, the Company recognized also for the first time a receivable on the amounts to collect from the federal government as R&D tax credit (€1.2 million). See Note 9.

Note 25: Operating Expenses

The operating expenses are made of the next three components:

•	Research & development expenses

•	General and administrative expenses

•	Non-recurring operating income and expenses

Research and development expenses

(€‘000)	For the year ended December 31,
	2017	2016	2015
Salaries	7,007	8,160	5,785
Share-based payments	862	—	—
Travel and living	359	577	168
Preclinical studies	1,995	4,650	2,398
Clinical studies	3,023	4,468	6,723
Raw materials & consumables	1,825	—	—
Delivery systems	430	964	173
Consulting fees	1,522	791	1,842
External collaborations	885	—	—
IP filing and maintenance fees	513	799	763
Scale-up & automation	1,892	4,164	642
Rent and utilities	371	939	1,045
Depreciation and amortization	1,488	1,345	1,033
Other costs	735	817	2,196

Total Research and Development expenses	22,908	27,675	22,767

Until year end 2016, the share-based payments were recorded as general and administrative expenses. Since 2017, the proportion of the share-based payments related to the R&D employees are presented as research and development expenses.

General and administrative expenses

(€‘000)	For the year ended December 31,
	2017	2016	2015
Employee expenses	2,630	2,486	2,761
Share-based payments	1,707	2,847	796
Rent	1,053	791	617
Communication & Marketing	761	728	891
Consulting fees	2,227	2,029	1,511
Travel & Living	211	450	509
Post employment benefits	—	(24)	(45)
Depreciation	229	173	—
Other	490	265	190

Total General and administration	9,310	9,744	7,230

Until year end 2016, the share-based payments were recorded as general and administrative expenses. Since 2017, the proportion of the share-based payments related to the R&D employees are presented as research and development expenses.

Amendments of Celdara Medical and Dartmouth College agreements and write-off of C-Cure and Corquest assets and liabilities

(€‘000)	For the year ended December 31,
	2017	2016	2015
Amendments of Celdara Medical and Dartmouth College agreements	(24,341)	—	—

C-Cure IP asset impairment expense	(6,045)	—	—
C-Cure RCA reversal income	5,356	—	—
Corquest IP asset impairment expenses	(1,244)	—	—

Write-off C-Cure and Corquest assets and derecognition of related liabilities	(1,932)	—	—

In 2017, the Group recognized non-recurring expenses related to the amendment of the agreements with Celdara Medical LLC and Dartmouth College (totalling €24.3 million, out of which an amount of €10.6 million was settled in shares, and thus a non-cash expense). The Group also proceeded with the write-off of the C-Cure and Corquest assets and derecognition of related liabilities (for net expense amounts of €0.7 million and €1.2 million respectively). There were no non-recurring items reported in the income statement of 2016 and 2015.

Note 26: Employee Benefit Expenses

As of December 31, 2017, we employed 70 full-time employees, seven part-time employees and 10 senior managers under management services agreement. A split of our employees and consultants by main department and geography for the years ended December 31, 2017, 2016 and 2015 was as follows:

	At December 31,
	2017	2016	2015
By function:
Clinical & Regulatory, IP, Marketing	16	15	11
Research & Development	29	29	19
Manufacturing /Quality	26	31	42
General Administration	16	13	16
Total	87	88	88
By Geography:
Belgium	83	83	85
United States	4	5	3
Total	87	88	88

(€‘000)	For the year ended December 31,
	2017	2016	2015
Salaries, wages and bonuses	5,461	5,994	5,181
Executive Management team compensation	2,563	2,900	1,843
Share-based payments	2,569	2,847	796
Social security	1,277	1,362	1,280
Post employment benefits	220	215	202
Hospitalisation insurance	118	151	40

Total Employee Benefit Expenses	12,207	13,469	9,342

Note 27: Financial Income and Expenses

In 2017, a significant unrealized loss on exchange differences was recognized following the appreciation of the EUR against USD

(€’000)	For the year ended December 31,
	2017	2016	2015
Interest finance leases	18	19	10
Interest on overdrafts and other finance costs	36	37	90
Interest on RCAs	90	53	—
Exchange Differences	4,309	98	135

Finance expenses	4,453	207	236

Interest income bank account	927	1,413	352
Exchange Differences and others	6	791	190

Finance income	934	2,204	542

Note 28: Income Tax

The Group reports income taxes in the income statement as detailed below:

(€‘000)	For the year ended December 31,
	2017	2016	2015
Current tax (expense) / income	1	6	—
Deferred tax (expense) / income	—	—	—
Total income tax (expense) / income in profit or loss	1	6	—

The Group has a history of losses, except for its tax entity Biological Manufacturing Services, which is eligible to a minor tax credit.

Note 29: Deferred taxes

The following table shows the reconciliation between the effective and theoretical tax income at the nominal Belgian income tax rate of 33.99% (excluding additional contributions):

(€‘000)	For the year ended December 31,
	2017	2016	2015
Loss before tax	(56,396)	(23,612)	(29,114)
Nominal tax rate	33.99%	33.99%	33.99%
Tax income at nominal tax rate	18,220	8,026	9,896
Disallowed expenses	(221)	—	—
Cost of capital increases	—	—	3,663
Share-based payment expense	(873)	(968)	(498)
Deferred Tax assets not recognised	(17,126)	(7,058)	(13,061)
Effective income tax (expense) / income	1	6	—
Effective tax rate	0%	0%	0%

As having not yet reached the commercialization step, the Group accumulates tax losses that are carried forward indefinitely for offset against future taxable profits of the Group. Significant uncertainty exists however surrounding the Group’s ability to realise taxable profits in a foreseeable future. Therefore, the Group has not recognised any deferred tax income in its income statement.

Unrecognized deferred tax assets and liabilities are detailed below by nature of temporary differences for the current year:

(€‘000)	For the year ended
	2017
	Assets	Liabilities	Net
Intangibles assets	(14)	(3,960)	(3,974)
Tangible assets	—	(215)	(215)
Recoverable cash advances liability	349	—	349
Contingent consideration liability	4,471	—	4,471
Employee Benefits liability	51	—	51
Other temporary difference	5	—	5

Tax-losses carried forward	48,152	—	48,152
	—	—	—

Unrecognised Gross Deferred Tax assets/(liabilities)	53,014	(4,174)	48,839
Netting by tax entity	(3,960)	3,960	—
Unrecognised Net Deferred Tax assets/(liabilities)	49,054	(215)	48,839

Unrecognized deferred tax assets and liabilities are detailed below by nature of temporary differences for the previous years:

(€‘000)	For the year ended
	2016
	Assets	Liabilities	Net
Intangibles assets	14,704	—	14,704
Tangible assets	—	(379)	(379)
Recoverable cash advances liability	2,322	—	2,322
Contingent consideration and other financial liabilities	—	—	—
Employee Benefits liability	69	—	69
Other temporary difference	—	—	—

Tax-losses carried forward	22,654	—	22,654

Unrecognised Gross Deferred Tax assets/(liabilities)	39,749	(379)	39,370
Netting by tax entity	464	(464)	—
Unrecognised Net Deferred Tax assets/(liabilities)	40,214	(844)	39,370

(€‘000)	For the year ended
	2015
	Assets	Liabilities	Net
Intangibles assets	11,676	—	11,676
Tangible assets	—	—	—
Recoverable cash advances liability	3,433	—	3,433
Contingent consideration liability	41	—	41
Employee Benefits liability	—	—	—
Other temporary difference	(21)	—	(21)

Tax-losses carried forward	21,707	—	21,707

Unrecognised Gross Deferred Tax assets/(liabilities)	36,836	—	36,836
Netting by tax entity	2,450	—	2,450
Unrecognised Net Deferred Tax assets/(liabilities)	39,286	—	39,286

The Group’s main deductible temporary difference relates to tax losses carried forward, which have indefinite term under both BE and US tax regimes applicable to our local subsidiaries. In addition, the Group can benefit from additional tax benefits (like notional interest deduction in Belgium) which can be carry-forwarded until the fiscal year 2019.

The remaining temporary differences refer to differences between IFRS accounting policies and local tax valuation rules.

The Group has not recognised any deferred tax asset on its balance sheet, for the same reason as explained above (uncertainty relating to taxable profits in a foreseeable future).

The change in the Group’s unrecognised deferred tax asset balance is detailed below:

UNRECOGNISED DEFERRED TAX ASSET BALANCE ROLL FORWARD

(€‘000)	For the year ended
EUR	2017	2016	2015
Opening balance at January 1st,	39,370	39,286	26,169
Temporary difference creation or reversal	(15,580)	(6,844)	6,537
Change in Tax-losses carried forward	44,011	6,775	6,580
Foreign exchange rate effect	(113)	154	—
Change in BE tax rate applicable (34% > 25%)	(14,896)	—	—
Change in US tax rate applicable (35% > 23%)	(3,953)	—	—
Closing balance at December 31,	48,839	39,370	39,286

The increases relate to the additional losses reported year on year.

Note 30: Commitments

Obligations under the terms of ordinary rental agreements

The company has signed a few agreements concerning financial leases with ING and ES Finance concerning technical equipment. The breakdown per year is available in Note 20.

The company has signed a few operational leases for building, technical labs and cars with BMS, Rentys, KBC. The breakdown per maturity is available in Note 20.

Obligations under the Terms of Other Agreements

Mayo Foundation for Medical Education and Research

Based on the terms of the second amendment of the license agreement dated October 18, 2010, the Company is committed to the following payments:

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

CorQuest Medical, Inc.

Based on the terms of the Share Purchase Agreement dated 5 November 2014, former shareholders of CorQuest Medical, Inc. will be entitled to an earn-out payment based on the net revenues generated by the Company, which revenues should be generated from the selling or divesting, in all or in part, of Proprietary Intellectual Property Rights of the Company to a third party.

As from the 5 November 2014 date until the tenth anniversary of the Agreement, former shareholders of CorQuest Medical, Inc. are entitled to:

•	an Earn-Out royalty of 2% if Net Revenue are below or equal to 10 million euro

•	or an Earn-Out royalty of 4% if Net Revenue are higher than 10 million euro

OnCyte LLC-Celdara Milestones

Based on the terms of the Share Purchase Agreement dated 21 January 2015, Celdara Medical LLC, former owner of OnCyte LLC, will be entitled to development and regulatory milestones, sales milestones and royalties based on the net sales generated by the Company.

On the lead program CAR-T NKG2D, Celdara Medical will be entitled to the following development and regulatory milestones;

•	$5 million when the first patient of the second cohort of the Phase I trial is enrolled[1]

•	$6 million when dosing the first patient of a Phase II trial

•	$9 million when dosing the first patient of a Phase III trial

•	$11 million when filing of the first regulatory approval of CAR-T NKG2D

•	$14 million when CAR-T NKG2D is approved for commercialization in the US

On the other preclinical products

•	$1.5 million when a filing of an IND to the FDA

•	$4 million when dosing the first patient of a Phase II trial

•	$6 million when dosing the first patient of a Phase III trial

•	$10 million when filing of the first regulatory approval of CAR-T NKG2D

•	$15 million when CAR-T NKG2D is approved for commercialization in the US

Sales milestones will also be due to Celdara Medical and are dependent of cumulative net sales of products developed out of the OnCyte platform:

•	$15 million when first time cumulative worldwide net sales equal to or exceed $250 million

•	$25 million when first time cumulative worldwide net sales equal to or exceed $500 million

•	$40 million when first time cumulative worldwide net sales equal to or exceed $1 billion

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

On all sublicensing revenues received, the Company will pay percentages ranging from 23% to 5% depending on the stage of development of the product sublicensed. On top of the amounts and percentages due to Celdara Medical LLC, the Company will owe to Dartmouth College an additional 2% royalties on its direct net sales.

In accordance with IFRS 3, some of these contingencies are recognized on balance sheet at year-end. See note 21.

Note 31: Relationships with Third-Parties

Remuneration of key management

Key management consists of the members of the Executive Management Team and the entities controlled by any of them.

	As of December 31,
	2017	2016	2015
Number of EMT members	8	8	6

(€‘000)	For the years ended December 31,
	2017	2016	2015
Short term employee benefits[1]	666	816	309
Post employee benefits	14	35	6
Share-based compensation	1,123	1,790	561
Other employment costs[2]	30	22	4
Management fees	1,950	2,055	1,299

Total benefits	3,783	4,718	2,179

[1]	Includes salaries, social security, bonuses, and lunch vouchers
[2]	Such as Company cars

[1]	Paid as of December 31, 2016

	As of December 31,
	2017	2016	2015
Number of warrants granted	179,000	180,000	5,000
Number of warrants lapsed	(15,225)	(56,500)	10,000
Cumulative outstanding warrants	306,500	310,725	187,225
Exercised warrants	168,000	—	—
Outstanding payables (in ‘000€)	461	687	537

Transactions with non-executive directors

	For the year ended December 31,
(€‘000)	2017	2016	2015
Share-based compensation	485	697	51
Management fees	387	363	89

Total benefits	872	1,060	140

	As of December 31,
	2017	2016	2015
Number of warrants granted	60,000	50,000	—
Number of warrants lapsed	(2,904)	—	—
Number of exercised warrants	—	—	5,000
Cumulative outstanding warrants	115,000	57,904	7,904
Outstanding payables (in ‘000€)	194	148	80
Shares owned	2,512,004	2,869,685	3,443,065

Transactions with shareholders

	For the years ended December 31,
(€‘000)	2017	2016	2015
Rent(1)	—	99	299
Patent costs(2)	—	—	93
Other	—	—	—

Total	—	99	392

[1]	Relate to lease paid to Biological Manufacturing Services, company controlled by Tolefi SA until April 30, 2016
[2]	Relate to Mayo License depreciation
[3]	Relate to directed research grant paid to Mayo Clinic under License Agreement

	As of December 31,
(€‘000)	2017	2016	2015
Outstanding payables	—	—	39

Note 32: Loss per share

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

(€‘000)	As of December 31,
	2017	2016	2015
Loss of the year attributable to Equity Holders	(56,395)	(23,606)	(29,114)
Weighted average number of shares outstanding	9,627,601	9,313,603	8,481,583

Earnings per share (non-fully diluted)	(5.86)	(2.53)	(3.43)

Outstanding warrants	674,962	571,444	319,330

Note 33: Events after the close of the fiscal Year

In March 2018, we dissolved and wound up the affairs of our wholly owned subsidiary OnCyte, LLC, or OnCyte, pursuant to the Delaware Limited Liability Company Act. As a result of the dissolution of OnCyte, all the assets and liabilities of OnCyte, including the contingent consideration payable and our license agreement with Dartmouth College, were fully distributed to and assumed by Celyad SA. Celyad SA will continue to carry out the business and obligations of OnCyte, including under our license agreement with Dartmouth College.

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1#	Articles of Association (English translation)

2.1	Form of Deposit Agreement	F-1/A	333-204251	4.1	6-15-2015

2.2	Form of American Depositary Receipt (included in Exhibit 2.1)	F-1/A	333-204251	4.2	6-15-2015

4.1	Non-Commercial Lease Agreement, dated October 31, 2007, between Immobilière Belin 12 SA and the registrant, as amended (English translation)	F-1	333-204251	10.1	5-18-2015

4.2†	Services Agreement, dated January 7, 2008, between the registrant and Patrick Jeanmart SPRL (English translation)	F-1	333-204251	10.3	5-18-2015

4.3†	Open-Ended Employment Contract, dated April 2, 2014, between the registrant and George Rawadi (English translation)	F-1	333-204251	10.4	5-18-2015

4.4†	Employment Contract, effective September 12, 2016 between the registrant and David Gilham	20-F	001-37452	4.4	4-4-2017

4.5†	Open Ended Employment Contract, effective December 1, 2014 between the registrant and Dieter Hauwaerts (English Translation)	20-F	001-37452	4.5	4-4-2017

4.6†	Management Services Agreement, dated February 22, 2008, between the registrant and Christian Homsy	F-1	333-204251	10.6	5-18-2015

4.7†	Services Agreement, effective September 1, 2016 between the registrant and NandaDevi SPRL, represented by Philippe Dechamps	20-F	001-37452	4.7	4-4-2017

4.8†	Services Agreement, dated December 7, 2015 between the registrant and KNLC SPRL, represented by Jean-Pierre Latere Dwan’Isa	20-F	001-37452	4.8	4-4-2017

4.9†	Services Agreement, dated August 4, 2015 between the registrant and ImXense SPRL, represented by Frederic Lehmann	20-F	001-37452	4.9	4-4-2017

4.10	Exclusive License Agreement, dated April 30, 2010, between the Trustees of Dartmouth College and Celdara Medical, LLC, as amended	F-1	333-204251	10.9	5-18-2015

4.11	Exclusive License Agreement, dated June 27, 2014, between the Trustees of Dartmouth College and Celdara Medical, LLC, as amended	F-1	333-204251	10.10	5-18-2015

4.12**	Stock Purchase Agreement, by and among the registrant and Celdara Medical, LLC, dated as of January 5, 2015	F-1/A	333-204251	10.12	5-29-2015

4.13**	Asset Purchase Agreement, by and among OnCyte, LLC, Celdara Medical, LLC and the registrant, dated January 21, 2015	F-1/A	333-204251	10.13	5-29-2015

4.14**	Share Purchase Agreement, by and between the registrant and Didier de Canniere and Serge Elkiner, dated as of October 31, 2014	F-1	333-204251	10.14	5-18-2015

4.15	Agreement for the Provision of Services for Production of Cardiac Cells between Biological Manufacturing Services and the registrant, dated April 11, 2011 (English translation)	F-1	333-204251	10.15	5-18-2015

4.16	License and Collaboration Agreement between the registrant and ONO Pharmaceuticals Co., Ltd., dated July 11, 2016.	20-F	001-37452	4.17	4-4-2017

4.17†	Warrant Plans (English translation)	F-1	333-204251	10.16	5-18-2015

4.18†	Warrant Plan 2016 (English translation)	20-F	001-37452	4.19	4-4-2017

4.19##	First Amendment to Asset Purchase Agreement, dated as of August 3, 2017, by and among the registrant; Celdara Medical, LLC; and OnCyte, LLC	6-K	001-37452	10.1	8-31-2017

4.20	Subscription Agreement, dated as of August 3, 2017, by and between the registrant and Celdara Medical, LLC	6-K	001-37452	10.2	8-31-2017

4.21##	Fourth Amendment to Exclusive License Agreement, dated as of August 2, 2017, by and between OnCyte, LLC and Trustees of Dartmouth College	6-K	001-37452	10.3	8-31-2017

4.22†	Warrant Plan 2015 (English translation)	S-8	333-220737	99.2	9-29-2017

4.23†	Warrant Plan 2017 (English translation)	S-8	333-220737	99.3	9-29-2017

4.24#	Non-Commercial Lease Agreement, dated October 15, 2015, between Immobilière Belin 2 SA and the registrant (English translation)

4.25#	First Amendment to Non-Commercial Lease Agreement dated October 31, 2007, by and between Immobilière Belin 12 SA and the registrant, dated as of November 22, 2017 (English translation)

8.1#	List of subsidiaries of the registrant

12.1#	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2#	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1#	Consent of PricewaterhouseCoopers Réviserus d’Entreprises sccrl

15.2#	Consent of BDO Réviseurs d’Entreprises Soc. Civ. SCRL, independent registered public accounting firm

16.1	Letter from PricewaterhouseCoopers Réviseurs d’Entreprises sccrl, dated August 30, 2017, regarding change in the registrant’s certifying accountant	F-3	333-220285	16.1	8-31-2017

101.INS#	XBRL Instance Document

101.SCH#	XBRL Taxonomy Extension Schema Document

101.CAL#	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF#	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB#	XBRL Taxonomy Extension Label Linkbase Document

101.PRE#	XBRL Taxonomy Extension Presentation Linkbase Document

#	Filed herewith
*	Furnished herewith
†	Indicates a management contract or compensatory plan, contract or arrangement
**	Certain exhibits and schedules to these agreements have been omitted from the registration statement pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish copies of any of the exhibits and schedules to the Securities and Exchange Commission upon request.
##	Confidential treatment has been granted by the U.S. Securities and Exchange Commission as to certain portions of this exhibit omitted and filed separately.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Celyad S.A.

Date: April 6, 2018	/s/ Christian Homsy
	By: Title:	Christian Homsy Chief Executive Officer (Principal Executive Officer)