Form 20-F
period 2018-12-31
CELYAD S.A.
filed 2019-04-05
CIK 1637890

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Filippo Petti

Chief Executive Officer and Chief Financial Officer

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

Ordinary shares, no nominal value per share: 11,942,344 as of December 31, 2018

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

iii

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

•	our reliance on the success of our drug product candidates;

•	the timing or likelihood of regulatory filings and approvals;

•	our ability to develop sales and marketing capabilities;

•	the commercialization of our drug product candidates, if approved;

•	the pricing and reimbursement of our drug product candidates, if approved;

•	the implementation of our business model, strategic plans for our business, drug product candidates and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our drug product candidates and technology;

•	our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights and proprietary technology of third parties;

•	cost associated with enforcing or defending intellectual property infringement, misappropriation or violation; product liability; and other claims;

•	regulatory development in the United States, the European Union, and other jurisdictions;

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•	the potential benefits of strategic collaboration agreements and our ability to enter into strategic arrangements;

•	our ability to maintain and establish collaborations or obtain additional grant funding;

•	the rate and degree of market acceptance of our drug product candidates, if approved;

•	our financial performance;

•	developments relating to our competitors and our industry, including competing therapies;

•	our ability to effectively manage our anticipated growth;

•	our ability to attract and retain qualified employees and key personnel;

•	our ability to build our finance infrastructure, improve our accounting systems and controls and remedy the material weakness identified in our internal control over financial reporting;

•	our expectations regarding the period during which we qualify as an emerging growth company under the U.S. Jumpstart Our Business Startups Act of 2012 (the JOBS Act);

•	statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and share performance;

•	our expectations regarding our passive foreign investment company (PFIC) status;

•	other risks and uncertainties, including those listed in the section of this Annual Report titled “Item 3.D.—Risk Factors.”

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

Our consolidated audited financial statements have been prepared in accordance with IFRS, as issued by the IASB. We derived the selected statements of consolidated income (loss) data, selected statements of consolidated financial position and selected statements of consolidated cash flows, each as of December 31, 2018, 2017, 2016 and 2015 from our consolidated audited financial statements appended to this Annual Report. Our selected consolidated statements of consolidated income (loss) data, selected statements of consolidated financial position and selected statements of consolidated cash flows as of December 31, 2014 and for the year ended December 31, 2014 have been extracted from our audited consolidated financial statements, which are not included herein. This data should be read together with, and is qualified in its entirety by reference to, “Item 5—Operating and Financial Review and Prospects” as well as our financial statements and notes thereto appearing elsewhere in this Annual Report. Our historical results are not necessarily indicative of the results to be expected in the future.

Statement of Income (Loss) Data:

	For the year ended December 31,
(€’000)	2018	2017	2016	2015	2014
Revenues	3,115	3,540	10,012	3	146
Cost of sales	—	(515)	(1,542)	(1)	(115)
Gross profit	3,115	3,025	8,471	2	31
Research and development expenses	(23,577)	(22,908)	(27,675)	(22,766)	(15,865)
General and administrative expenses	(10,387)	(9,310)	(9,744)	(7,230)	(5,016)
Other income	1,078	2,630	4,982	1,714	4,653
Other expenses	(8,399)	(41)	(1,642)	(1,392)	(240)
Amendment of Celdara Medical and Dartmouth College agreements	—	(24,341)	—	—	—
Write-off C-Cure and Corquest assets and derecognition of related liabilities	—	(1,932)	—	—	—
Operating loss	(38,170)	(52,876)	(25,609)	(29,672)	(16,437)
Financial income	804	933	2,204	542	277
Financial expenses	(62)	(4,454)	(207)	(236)	(41)
Share of loss of investments accounted for using the equity method	—	—	—	252	(252)
Loss before taxes	(37,428)	(56,396)	(23,612)	(29,114)	(16,453)
Income taxes	0	1	6	—	—
Loss for the year (1)	(37,427)	(56,395)	(23,606)	(29,114)	(16,453)
Basic and diluted loss per share (in €)	(3.36)	(5.86)	(2.53)	(3.43)	(2.44)
Weighted average number of outstanding shares	11,142,244	9,627,601	9,313,603	8,481,583	6,750,383

(1)	For 2018, 2017,2016 and 2015, the Group does not have any non-controlling interests and the losses for the year are fully attributable to owners of the parent.

Selected Statement of Financial Position Data:

	For the year ended December 31,
	2018	2017	2016	2015	2014
	Euro	Euro	Euro	Euro	Euro
Cash and cash equivalents	40,542	23,253	48,357	100,175	27,633
Short term investments	9,197	10,653	34,230	7,338	2,671
Total assets	94,299	77,626	138,806	159,525	43,976
Total equity	55,589	47,535	90,885	111,473	26,684
Total non-current liabilities	29,063	22,146	36,646	36,562	11,239
Total current liabilities	9,647	7,945	11,275	11,490	6,053
Total liabilities	38,710	30,091	47,922	48,052	17,292
Total equity and liabilities	94,299	77,626	138,806	159,525	43,976

Selected Statements of Consolidated Cash Flows

	For the year ended December 31,
(€’000)	2018	2017	2016	2015	2014
Net cash used in operations	(27,249)	(44,441)	(24,692)	(27,303)	(17,414)
Net cash from/(used in) investing activities	607	17,613	(30,157)	(10,691)	(1,768)
Net cash from financing activities	43,928	605	3,031	110,535	27,757
Net cash and cash equivalents at the end of the period	40,542	23,253	48,357	100,175	27,633

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

We are a clinical-stage biopharmaceutical company with no products approved by regulatory authorities or available for commercial sale. We may be unable to develop or commercialize a product, product candidate or research program, or may cease some of our operations, which may have a material adverse effect on our business. On December 22, 2017, we notified the Walloon Region of our decision not to pursue the exploitation of the C Cure programs and the research work financed by recoverable loans from the Walloon Region. We have justified our decision by the intention to focus our strategy and resources on our immune-oncology programs and by the fact that we have not been successful in identifying a partner to pursue the development of C Cure.

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

•	successful implementation of our manufacturing processes that we plan to include in a future biologics license applications and production of sufficient quantities of commercial drug product;

•	maintaining compliance with regulatory requirements, including current good manufacturing practices (cGMPs), good laboratory practices (GLP) and good clinical practices (GCPs); and

•	obtaining and maintaining patent, trademark and trade secret protection and regulatory exclusivity and otherwise protecting our rights in our intellectual property portfolio.

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

The achievement of milestones (such as those related to research and development, scientific, clinical, regulatory and business) will trigger payment obligations towards Celdara and Dartmouth, which will negatively impact Celyad’s profitability.

Our THINK trial is ongoing and not complete. Initial success in our ongoing clinical trial may not be indicative of results obtained when this trial is completed. Furthermore, success in early clinical trials may not be indicative of results obtained in later trials.

Our clinical experience with our lead drug product candidate CYAD-01 is limited. We have treated a small number of patients as of the date of this report. In particular, the results of the CM-CS1 trial and the interim results of the THINK trial should not be relied upon as evidence that our ongoing or future clinical trials will succeed. Trial designs and results from previous or ongoing trials are not necessarily predictive of future clinical trial results, and initial or interim results may not continue or be confirmed upon completion of the trial. These data, or other positive data, may not continue or occur for these patients or for any future patients in our ongoing or future clinical trials, and may not be repeated or observed in ongoing or future trials involving our drug product candidates. There is limited data concerning long-term safety and efficacy following treatment with CYAD-01. Our drug product candidates may fail to show the desired safety and efficacy in later stages of clinical development despite having successfully advanced through initial clinical trials. There can be no assurance that any of these trials will ultimately be successful or support further clinical advancement or regulatory approval of CYAD-01 or other drug product candidates.

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

In previous clinical trials involving T cell-based immunotherapies, some patients experienced serious adverse events. Our lead drug product candidate CYAD-01 may demonstrate a similar effect or have other properties that could halt our clinical development, prevent our regulatory approval, limit our commercial potential, or result in significant negative consequences.

In previous and ongoing clinical trials involving CAR-T cell products by other companies or academic researchers, many patients experienced side effects such as neurotoxicity and CRS, which have in some cases resulted in clinical holds in ongoing clinical trials of CAR-T drug product candidates. There have been life threatening events related to severe neurotoxicity and CRS, requiring intense medical intervention such as intubation or pressor support, and in several cases, resulted in death. Severe neurotoxicity is a condition that is currently defined clinically by cerebral edema, confusion, drowsiness, speech impairment, tremors, seizures, or other central nervous system side effects, when such side effects are serious enough to lead to intensive care. In some cases, severe neurotoxicity was thought to be associated with the use of certain lymphodepletion preconditioning regimens used prior to the administration of the CAR-T cell products. CRS is a condition that is currently defined clinically by certain symptoms related to the release of cytokines, which can include fever, chills, low blood pressure, when such side effects are serious enough to lead to intensive care with mechanical ventilation or significant vasopressor support. The exact cause or causes of CRS and severe neurotoxicity in connection with treatment of CAR-T cell products is not fully understood at this time. In addition, patients have experienced other adverse events in these studies, such as a reduction in the number of blood cells (in the form of neutropenia, thrombocytopenia, anemia or other cytopenias), febrile neutropenia, chemical laboratory abnormalities (including elevated liver enzymes), and renal failure.

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

•	developing therapies for types of cancers beyond those addressed by our current drug product candidates.

•	Additionally, because our technology involves the genetic modification of patient cells ex vivo using a virus, we are subject to many of the challenges and risks that gene therapies face, including:

•

Regulatory requirements governing gene and cell therapy products have changed frequently and may continue to change in the future. To date, only one product that involves the genetic modification of patient cells has been approved in the United States and only one has been approved in the European Union.

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

The manufacturing processes for our CYAD-01 drug product candidate are complex. We recently modified the manufacturing process we use to manufacture our CYAD-01 drug product candidate, with the objective of increasing the yield of T cell expansion in the drug product candidate we produce. However, there can be no assurance that we will be successful in improving the yield of T cell expansion, or that drug product candidates manufactured using this process will have similar or improved safety and clinical activity compared to drug product candidates manufactured using our prior manufacturing process.

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

We may encounter substantial delays in our clinical trials or may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.

Before obtaining regulatory approval or marketing authorization from regulatory authorities for the sale of our drug product candidates, if at all, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the drug product candidates in humans. Clinical testing is expensive, time-consuming and uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:

•	delays in raising, or inability to raise, sufficient capital to fund the planned clinical trials;

•	delays in reaching a consensus with regulatory agencies on trial design;

•	identifying, recruiting and training suitable clinical investigators;

•	delays in reaching agreement on acceptable terms with prospective clinical research organizations, or CROs, and clinical trial sites;

•	delays in obtaining required Investigational Review Board, or IRB, approval at each clinical trial site;

•	delays in recruiting suitable patients to participate in our clinical trials;

•	delays due to changing standard of care for the diseases we are studying;

•	adding new clinical trial sites;

•	imposition of a clinical hold by regulatory agencies, including after an inspection of our clinical trial operations or trial sites;

•	failure by our CROs, other third parties or us to adhere to clinical trial requirements;

•	catastrophic loss of drug product candidates due to shipping delays or delays in customs in connection with delivery to foreign countries for use in clinical trials;

•	failure to perform in accordance with the FDA’s GCPs or applicable regulatory guidelines in other countries;

•	delays in the testing, validation, manufacturing and delivery of our drug product candidates to the clinical sites;

•	delays in having patients complete participation in a trial or return for post-treatment follow-up;

•	clinical trial sites or patients dropping out of a trial;

•	occurrence of serious adverse events associated with the drug product candidate that are viewed to outweigh its potential benefits; or

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols.

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

If the results of our clinical trials are inconclusive or if there are safety concerns or adverse events associated with our drug product candidates, we may:

•	be delayed in obtaining marketing approval for our drug product candidates, if at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labelling that includes significant use or distribution restrictions or safety warnings;

•	be subject to changes in the way the product is administered;

•	be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;

•	have regulatory authorities withdraw their approval of the product or impose restrictions on our distribution in the form of a risk evaluation and mitigations strategy, or REMS, plan;

•	be subject to the addition of labelling statements, such as warnings or contraindications;

•	be sued; or

•	experience damage to our reputation.

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

The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the trial until our conclusion. We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons, including:

•	the size and nature of the patient population;

•	the patient eligibility criteria defined in the protocol;

•	the size of the study population required for analysis of the trial’s primary endpoints;

•	the proximity of patients to trial sites;

•	the design of the trial;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	competing clinical trials for similar therapies;

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

In addition, our clinical trials will compete with other clinical trials for drug product candidates that are in the same therapeutic areas as our drug product candidates, and this competition will reduce the number and types of patients available us, because some patients who might have opted to enrol in our trials may instead opt to enrol in a trial being conducted by one of our competitors. Because the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites. Moreover, because our drug product candidates represent a departure from more commonly used methods for ischemic HF and cancer treatment, potential patients and their doctors may be inclined to use conventional therapies, rather than enrol patients in our clinical trials.

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

Clinical testing is expensive and can take many years to complete, and our outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Although drug product candidates may demonstrate promising results in early clinical (human) trials and preclinical (animal) studies, they may not prove to be effective in subsequent clinical trials. For example, testing on animals may occur under different conditions than testing in humans and therefore the results of animal studies may not accurately predict human experience. Likewise, early clinical trials may not be predictive of eventual safety or effectiveness results in larger-scale pivotal clinical trials. The results of preclinical studies and previous clinical trials as well as data from any interim analysis of ongoing clinical trials of our drug product candidates, as well as studies and trials of other products with similar mechanisms of action to our drug product candidates, may not be predictive of the results of ongoing or future clinical trials. Drug product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and earlier clinical trials. In addition to the safety and efficacy traits of any drug product candidate, clinical trial failures may result from a multitude of factors including flaws in trial design, dose selection, placebo effect and patient enrolment criteria. Based upon negative or inconclusive results, we or our collaborators may decide, or regulators may require it, to conduct additional clinical trials or preclinical studies. In addition, data obtained from trials and studies are susceptible to varying interpretations, and regulators may not interpret our data as favourably as we do, which may delay, limit or prevent regulatory approval.

The regulatory approval processes of the FDA, EMA and other comparable regulatory authorities is lengthy, time-consuming, and inherently unpredictable, and we may experience significant delays in the clinical development and regulatory approval, if any, of our drug product candidates.

The research, testing, manufacturing, labelling, approval, selling, import, export, marketing, and distribution of drug products, including biologics, are subject to extensive regulation by the FDA, EMA and other comparable regulatory authorities. We are not permitted to market any biological drug product in the United States until we receive a Biologics License Application, or BLA, from the FDA or a marketing authorization application, or MAA, from the EMA. We have not previously submitted a BLA to the FDA, MAA to the EMA, or similar approval filings to comparable foreign authorities. A BLA must include extensive preclinical and clinical data and supporting information to establish that the drug product candidate is safe, pure, and potent for each desired indication. The BLA must also include significant information regarding the chemistry, manufacturing, and controls for the product, and the manufacturing facilities must complete a successful pre-license inspection. We expect the nature of our drug product candidates to create further challenges in obtaining regulatory approval. For example, the FDA and EMA have limited experience with commercial development of genetically modified T-cell therapies for cancer. The FDA may also require a panel of experts, referred to as an Advisory Committee, to deliberate on the adequacy of the safety and efficacy data to support licensure. The opinion of the Advisory Committee, although not binding, may have a significant impact on our ability to obtain licensure of the drug product candidates based on the completed clinical trials. Accordingly, the regulatory approval pathway for our drug product candidates may be uncertain, complex, expensive, and lengthy, and approval may not be obtained.

Obtaining and maintaining regulatory approval of our drug product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our drug product candidates in other jurisdictions.

If we obtain and maintain regulatory approval of our drug product candidates in one jurisdiction, such approval does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, but a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA or EMA grants marketing approval of a drug product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the drug product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the European Union or in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions, a drug product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

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

Our autologous engineered-cell therapies may not become broadly accepted by physicians, patients, hospitals, and others in the medical community. Numerous factors will influence whether our drug product candidates are accepted in the market, including:

•	the clinical indications for which our drug product candidates are approved;

•	physicians, hospitals, and patients considering our drug product candidates as a safe and effective treatment;

•	the potential and perceived advantages of our drug product candidates over alternative treatments;

•	the prevalence and severity of any side effects;

•	product labelling or product insert requirements of the FDA, EMA, or other regulatory authorities;

•	limitations or warnings contained in the labelling approved by the FDA or EMA;

•	the timing of market introduction of our drug product candidates as well as competitive products;

•	the cost of treatment in relation to alternative treatments;

•	the availability of adequate coverage, reimbursement and pricing by third-party payors and government authorities;

•	the willingness of patients to pay out-of-pocket in the absence of coverage by third-party payors and government authorities;

•	relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies; and

•	the effectiveness of our sales and marketing efforts.

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

Our drug product candidates are biologics and the process of manufacturing our products is complex, highly-regulated and subject to multiple risks. The manufacture of our drug product candidates involves complex processes, including harvesting cells from patients, selecting and expanding certain cell types, engineering or reprogramming the cells in a certain manner to create either cardiopoietic cells or CAR T-cells, expanding the cell population to obtain the desired dose, and ultimately infusing the cells back into a patient’s body. As a result of the complexities, the cost to manufacture our drug product candidates is higher than traditional small molecule chemical compounds, and the manufacturing process is less reliable and is more difficult to reproduce. Our manufacturing process is susceptible to product loss or failure due to logistical issues associated with the collection of blood cells, or starting material, from the patient, shipping such material to the manufacturing site, shipping the final product back to the patient, and infusing the patient with the product, manufacturing issues associated with the differences in patient starting materials, interruptions in the manufacturing process, contamination, equipment or reagent failure, improper installation or operation of equipment, vendor or operator error, inconsistency in cell growth, and variability in product characteristics. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions. Because some of our drug product candidates are manufactured for each particular patient, we are required to maintain a chain of identity with respect to materials as they move from the patient to the manufacturing facility, through the manufacturing process, and back to the patient. Maintaining such a chain of identity is difficult and complex and failure to do so could result in adverse patient outcomes, loss of product, or regulatory action including withdrawal of our products from the market. Further, as drug product candidates are developed through preclinical to late stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause our drug product candidates to perform differently and affect the results of ongoing clinical trials or other future clinical trials.

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

In addition, the manufacturing process that we develop for our drug product candidates is subject to regulatory authorities’ approval processes, and we will need to make sure that we or our contract manufacturers, or CMOs, if any, are able to meet all regulatory authorities’ requirements on an ongoing basis. If we or our CMOs are unable to reliably produce drug product candidates to specifications acceptable to the regulatory authorities, we may not obtain or maintain the approvals we need to commercialize such drug product candidates. Even if we obtain regulatory approval for any of our drug product candidates, there is no assurance that either we or our CMOs will be able to manufacture the approved product to specifications acceptable to the regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Any of these challenges could have an adverse effect on our business, financial condition, results of operations and growth prospects.

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

A reference biological product is granted 12 years of exclusivity from the time of first licensure of the product, and the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after first licensure. First licensure typically means the initial date the particular product at issue was licensed in the United States. This does not include a supplement for the biological product or a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest, or other related entity) for a change that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device, or strength, unless that change is a modification to the structure of the biological product and such modification changes our safety, purity, or potency. Whether a subsequent application, if approved, warrants exclusivity as the first licensure of a biological product is determined on a case-by-case basis with data.

This data exclusivity does not prevent another company from developing a product that is highly similar to the innovative product, generating our own data, and seeking approval. Data exclusivity only assures that another company cannot rely upon the data within the application for the reference biological product to support the biosimilar product’s approval.

In the European Union, the European Commission has granted marketing authorizations for several biosimilars pursuant to a set of general and product class-specific guidelines for biosimilar approvals issued over the past few years. In the European Union, a competitor may reference data supporting approval of an innovative biological product, but will not be able do so until eight years after the time of approval of the innovative product and to get our biosimilar on the market until ten years from the aforementioned approval. This 10-year marketing exclusivity period will be extended to 11 years if, during the first eight of those ten years, the marketing authorization holder obtains an approval for one or more new therapeutic indications that bring significant clinical benefits compared with existing therapies. In addition, companies may be developing biosimilars in other countries that could compete with our products.

If competitors are able to obtain marketing approval for biosimilars referencing our products, our products may become subject to competition from such biosimilars, with the attendant competitive pressure and consequences.

Nearly all aspects of our activities are subject to substantial regulation. No assurance can be given that any of our product candidates will fulfil regulatory compliance. Failure to comply with such regulations could result in delays, suspension, refusals, fines and withdrawal of approvals.

The international pharmaceutical and medical technology industry is highly regulated by government bodies (hereinafter the “Competent Authorities”) that impose substantial requirements covering nearly all aspects of our activities notably on research and development, manufacturing, preclinical tests, clinical trials, labelling, marketing, sales, storage, record keeping, promotion and pricing of our research programs and product candidates. Compliance with standards laid down by local Competent Authorities is required in each country where the Company, or any of our partners or licensees, conducts said activities in whole or in part. The Competent Authorities notably include the European Medicine Agency (“EMA”) in the European Union and the Food and Drug Administration (“FDA”) in the United States.

There can be no assurance that our product candidates will fulfill the criteria required to obtain necessary regulatory clearance to access the market. Also, at this time, we cannot guarantee or know the exact nature, precise timing and detailed costs of the efforts that will be necessary to complete the remainder of the development of our research programs and products candidates.

The specific regulations and laws, as well as the time required to obtain Competent Authorities approvals, may vary from country to country, but the general regulatory procedures are similar in the European Union and the

United States. Each Competent Authority may impose its own requirements, may discontinue an approval, may refuse to grant approval, or may require additional data before granting approval, notwithstanding that approval may have been granted by one or more other Competent Authorities. Competent Authority approval may be delayed, limited or denied for a number of reasons, most of which are beyond our control. Such reasons include the production process or site not meeting the applicable requirements for the manufacture of regulated products, or the products not meeting applicable requirements for safety or efficacy during the clinical development stage or after marketing. No assurance can be given that clinical trials will be approved by Competent Authorities or that products will be approved for marketing by Competent Authorities in any pre-determined indication or intended use. Competent Authorities may disagree with our interpretation of data submitted for their review. Even after obtaining approval for clinical trials or marketing, products will be subject to ongoing regulation and evaluation of their benefit/safety or risk/performance ratio; a negative evaluation of the benefit/safety or risk/performance ratio could result in a potential use restriction and/or withdrawal of approval for one or more products. At any time Competent Authorities may require discontinuation or holding of clinical trials or require additional data prior to completing their review or may issue restricted authorization or authorize products for clinical trials or marketing for narrower indications than requested or require further data or studies be conducted and submitted for their review. There can be no guarantee that such additional data or studies, if required, will corroborate earlier data.

Research programs and our product candidates must undergo rigorous preclinical tests and clinical trials, the start, timing of completion, number and results of which are uncertain and could substantially delay or prevent the products from reaching the market.

Preclinical tests and clinical trials are expensive and time-consuming and their results are uncertain. The Company, our collaborative partners or other third parties may not successfully complete the preclinical tests and clinical trials of the research programs and product candidates. Failure to do so may delay or prevent the commercialization of products. We cannot guarantee that our research programs and product candidates will demonstrate sufficient safety or efficacy or performance in our preclinical tests and clinical trials to obtain marketing authorization in any given territory or at all, and the results from earlier preclinical tests and clinical trials may not accurately predict the results of later-stage preclinical tests and clinical trials. At any stage of development, based on a review of available preclinical and clinical data, the estimated costs of continued development, market assessments and other factors, the development of any of our research programs and product candidates may be suspended or discontinued.

Clinical trials can be delayed for a variety of reasons, including, but not limited to, delays in obtaining regulatory approval to commence a trial, in reaching agreement on acceptable terms with prospective contract research organizations (CROs) and contract manufacturing organizations (CMOs) and clinical trial sites, in obtaining institutional review board or ethics committee approval, in recruiting suitable patients to participate in a trial, in having patients complete a trial or return for follow-up, in adding new sites or in obtaining sufficient supplies of clinical trial materials or clinical sites dropping out of a trial and in the availability to us of appropriate clinical trial insurances. Such delays could result in increased costs and delay or jeopardize our ability to obtain regulatory approval and commence product sales as currently contemplated. Many factors affect patient enrolment, including, but not limited to, the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials, clinicians’ and patients’ perceptions as to the potential advantages of the product being studied in relation to other available therapies, including any new products that may be approved for the indications we are investigating and whether the clinical trial design involves comparison to placebo or standard of care. If we experience lower than expected enrollment in the trials, the trials may not be completed as envisaged or may become more expensive to complete. We and our collaborative partners are, or may become subject to, numerous ongoing regulatory obligations, such as data protection, environmental, health and safety laws and restrictions on the experimental use of animals and/or human beings. The costs of compliance with applicable regulations, requirements or guidelines could be substantial, and failure to comply could result in sanctions, including fines, injunctions, civil penalties, denial of applications for marketing authorization of our products, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could significantly increase our or our collaborative partners’ costs or delay the development and commercialization of our product candidates.

We may face significant competition and technological change which could limit or eliminate the market opportunity for our product candidates.

The market for pharmaceutical products is highly competitive. Our competitors include many established pharmaceutical, biotechnology, universities and other research or commercial institutions, many of which have substantially greater financial, research and development resources than the Company. The fields in which we operate are characterized by rapid technological change and innovation. There can be no assurance that our competitors are not currently developing, or will not in the future develop technologies and products that are equally or more effective and/or are more economical as any current or future technology or product of the Company. Competing products may gain faster or greater market acceptance than our products and medical advances or rapid technological development by competitors may result in our product candidates becoming non-competitive or obsolete before we are able to recover our research and development and commercialization expenses. If we or our product candidates do not compete effectively, it may have a material adverse effect on our business.

The future commercial success of our product candidates will depend on the degree of market acceptance of our products among physicians, patients, healthcare payers and the medical community.

Our product candidates are at varying stages of development and we may never have a product that is commercially successful. To date, none of our product candidates have been authorized for marketing yet. Due to the inherent risk in the development of pharmaceutical and medical device products, it is probable that not all of the product candidates in our portfolio will successfully complete development and be marketed.

We do not expect to be able to market any of our products for a number of years. Furthermore, when available on the market physicians may not prescribe our products, which would prevent us from generating significant revenues or becoming profitable. Market acceptance of our future products by physicians, patients and healthcare payers will depend on a number of factors, many of which are beyond our control, including, but not limited to:

•	the wording of the product label;

•	acceptance by physicians, patients and healthcare payers of each product as safe, effective and cost-effective;

•	relative convenience, ease of use, ease of administration and other perceived advantages over alternative products;

•	prevalence and severity of adverse events;

•	limitations, precautions or warnings listed in the summary of product characteristics, patient information leaflet, package labelling or instructions for use;

•	the cost of treatment with our products in relation to alternative treatments;

•	the extent to which products are approved for inclusion and reimbursed on formularies of hospitals and managed care organizations;

•

whether products are designated in the label and/or under physician treatment guidelines and/or under reimbursement guidelines as a first-line therapy, or as a second-line, or third-line or last-line therapy.

The price setting, the availability and level of adequate reimbursement by third parties, such as insurance companies, governmental and other healthcare payers is uncertain and may impede on our ability to generate sufficient operating margins to offset operating expenses.

Our commercial performance will depend in part on the conditions for setting the sales price of our products by the relevant public commissions and bodies and the conditions of their reimbursement by the health agencies or insurance companies in the countries where we intend to market our products. The current context of healthcare cost control and economic and financial crisis that most countries are currently facing, coupled with the increase in health care budgets caused by the aging population creates extra pressure on health care spending in most if not all countries. Consequently, pressure on sales prices and reimbursement levels is intensifying owing in particular to:

•	price controls imposed by many states;

•	the increasing reimbursement limitations of some products under budgetary policies;

•	the heightened difficulty in obtaining and maintaining a satisfactory reimbursement rate for medicines.

Obtaining adequate pricing decisions that would generate return on the investment incurred for the development of the product candidates developed by us are therefore uncertain. Our ability to manage our expenses and cost structure to adapt to increased pricing pressure is untested and uncertain.

All of these factors will have a direct impact on our ability to make profits on the products in question. The partial/no reimbursement policy of medicines could have a material adverse effect on the business, prospects, financial situation, earnings and growth of the Company.

Changes in regulatory approval policies or enactment of additional regulatory approval requirements may delay or prevent the product candidates from being marketed.

The regulatory clearance process is expensive and time consuming and the timing of marketing is difficult to predict. Once marketed, products may be subject to post-authorization safety studies or other pharmacovigilance or device vigilance activities or may be subject to limitations on their uses or may be withdrawn from the market for various reasons, including if they are shown to be unsafe or ineffective, or when used in a larger population that may be different from the trial population studied prior to market introduction of the product.

Our product candidates may become subject to changes in the regulatory framework or market conditions. Regulatory guidelines may change during the course of product development and review process, making the chosen development strategy suboptimal. Market conditions may change resulting in the emergence of new competitors or new treatment guidelines which may require alterations in the development strategy. These factors may result in significant delays, increased trial costs, significant changes in commercial assumptions or failure of the products to obtain marketing authorization.

We are subject to inspection and shall be subject to market surveillance by the FDA, EMA and other Competent Authorities for compliance with regulations that prohibit the promotion of our products for a purpose or indication other than those for which approval has been granted.

While a product manufacturer may not promote a product for such “off label” use, doctors are allowed, in the exercise of their professional judgment in the practice of medicine, to use a product in ways not approved by Competent Authorities. Off-label marketing regulations are subject to varying evolving interpretations.

Post-approval manufacturing and marketing of Company’s products may show different safety and efficacy profiles to those demonstrated in the data on which approval to test or market said products was based. Such circumstances could lead to the withdrawal or suspension of approval, which could have a material adverse effect on our business, financial condition, operating results or cash flows. In addition, Competent Authorities may not approve the labelling claims or advertisements that are necessary or desirable for the successful commercialization of our products.

Competent Authorities have broad enforcement power, and a failure by us or our collaboration partners to comply with applicable regulatory requirements can, among other things, result in recalls or seizures of products, operating and production restrictions, withdrawals of previously approved marketing applications, total or partial suspension of regulatory approvals, refusal to approve pending applications, warning letters, injunctions, penalties, fines, civil proceedings, criminal prosecutions and imprisonment.

We may fail to comply with evolving European and other privacy laws.

In Europe, Directive 95/46/EC of the European Parliament and of the Council of October 24, 1995 on the protection of individuals with regard to the processing of personal data and on the free movement of such data (the “Directive”), and Directive 2002/58/EC of the European Parliament and of the Council of July 12, 2002 concerning the processing of personal data and the protection of privacy in the electronic communications sector (as amended by Directive 2009/136/EC) (the “e-Privacy-Directive”), have required the European Union, or EU member states, to implement data protection laws to meet strict privacy requirements. Violations of these requirements can result in administrative measures, including fines, or criminal sanctions. The e-Privacy Directive will likely be replaced in time by a new e-Privacy Regulation which may impose additional obligations and risk for our business.

Beginning on May 25, 2018, the Directive was replaced by Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (the “GDPR”). The GDPR imposes a broad range of strict requirements on companies subject to the GDPR, such as us, including requirements relating to having legal bases for processing personal information relating to identifiable individuals and transferring such information outside the European Economic Area (the “EEA”), including to the United States, providing details to those individuals regarding the processing of their personal information, keeping personal information secure, having data processing agreements with third parties who process personal information, responding to individuals’ requests to exercise their rights in respect of their personal information, reporting security breaches involving personal data to the competent national data protection authority and affected individuals, appointing data protection officers, conducting data protection impact assessments, and record-keeping. The GDPR increases substantially the penalties to which we could be subject in the event of any non-compliance, including fines of up to 10,000,000 Euros or up to 2% of our total worldwide annual turnover for certain comparatively minor offenses, or up to 20,000,000 Euros or up to 4% of our total worldwide annual turnover for more serious offenses. Given the new law, we face uncertainty as to the exact interpretation of the new requirements, and we may be unsuccessful in implementing all measures required by data protection authorities or courts in interpretation of the new law.

In particular, national laws of member states of the EU are in the process of being adapted to the requirements under the GDPR, thereby implementing national laws which may partially deviate from the GDPR and impose different obligations from country to country, so that we do not expect to operate in a uniform legal landscape in the EU. Also, in the field of handling genetic data, the GDPR specifically allows national laws to impose additional and more specific requirements or restrictions, and European laws have historically differed quite substantially in this field, leading to additional uncertainty.

We must also ensure that we maintain adequate safeguards to enable the transfer of personal data outside of the EEA, in particular to the United States in compliance with European data protection laws. We expect that we will continue to face uncertainty as to whether our efforts to comply with our obligations under European privacy laws will be sufficient. If we are investigated by a European data protection authority, we may face fines and other penalties. Any such investigation or charges by European data protection authorities could have a negative effect on our existing business and on our ability to attract and retain new clients or pharmaceutical partners. We may also experience hesitancy, reluctance, or refusal by European or multi-national clients or pharmaceutical partners to continue to use our products and solutions due to the potential risk exposure as a result of the current (and, in particular, future) data protection obligations imposed on them by certain data protection authorities in interpretation of current law, including the GDPR. Such clients or pharmaceutical partners may also view any alternative approaches to compliance as being too costly, too burdensome, too legally uncertain, or otherwise objectionable and therefore decide not to do business with us. Any of the foregoing could materially harm our business, prospects, financial condition and results of operations.

Risks Related to Our Reliance on Third Parties

We have obtained and will obtain significant funding from the Walloon Region. The terms of the agreements signed with the Region may hamper our ability to partner part or all our products.

We contracted over the past year numerous funding agreements with the Walloon Region to partially finance our research and development programs. Under the terms of the agreements, we would need to obtain the consent of the Walloon Region for any out-licensing agreement or sale to a third party of any or all of our products, prototypes or installations which may reduce our ability to partner or sell part or all of our products.

Furthermore, when the research and development programs partially financed by us enter in “exploitation phase”, we have to start reimbursing the funding received. We may not be able to reimburse such funding under the terms of the agreements or such reimbursement may jeopardize the funding of our clinical and scientific activities.

We rely and will continue to rely on collaborative partners regarding the development of our research programs and product candidates.

We are and expect to continue to be dependent on collaborations with partners relating to the development and commercialization of our existing and future research programs and product candidates. We had, have and will continue to have discussions on potential partnering opportunities with various pharmaceutical and medical device companies. If we fail to enter into or maintain collaborative agreements on reasonable terms or at all, our ability to develop our existing or future research programs and product candidates could be delayed, the commercial potential of our products could change and our costs of development and commercialization could increase.

Our dependence on collaborative partners subjects it to a number of risks, including, but not limited to, the following:

•	we may not be able to control the amount or timing of resources that collaborative partners devote to our research programs and product candidates;

•	we may be required to relinquish significant rights, including intellectual property, marketing and distribution rights;

•

we relies on the information and data received from third parties regarding our research programs and product candidates and will not have control of the process conducted by the third party in gathering and composing such data and information. We may not have formal or appropriate guarantees from our contract parties with respect to the quality and the completeness of such data;

•	a collaborative partner may develop a competing product either by itself or in collaboration with others, including one or more of our competitors;

•

our collaborative partners’ willingness or ability to complete their obligations under our collaboration arrangements may be adversely affected by business combinations or significant changes in a collaborative partner’s business strategy; and/or

•

we may experience delays in, or increases in the costs of, the development of our research programs and product candidates due to the termination or expiration of collaborative research and development arrangements.

On November 27, 2018, Ono Pharmaceuticals Co., Ltd. notified us of its decision to terminate the License and Collaboration Agreement dated July 11, 2016 between Ono Pharmaceuticals and the Company.

We rely on third parties to conduct, supervise and monitor our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our drug product candidates and our business could be substantially harmed.

We rely on clinical research organizations, or CROs, and clinical trial sites to ensure our clinical trials are conducted properly and on time. While we will have agreements governing their activities, we will have limited influence over their actual performance. We will control only certain aspects of our CROs’ activities. Nevertheless, we will be responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on the CROs does not relieve us of our regulatory responsibilities.

We and our CROs are required to comply with the FDA’s GCPs for conducting, recording and reporting the results of clinical trials to assure that the data and reported results are credible and accurate and that the rights, integrity and confidentiality of clinical trial participants are protected. The FDA, the Competent Authorities of the Member States of the EEA, and comparable foreign regulatory authorities, enforce these GCPs through periodic inspections of trial sponsors, principal investigators and clinical trial sites. If we or our CROs fail to comply with applicable GCPs, the clinical data generated in our future clinical trials may be deemed unreliable and the FDA, the EMA, or other foreign regulatory authorities may require us to perform additional clinical trials before approving any marketing applications. Upon inspection, the FDA may determine that our clinical trials did not comply with GCPs. In addition, our future clinical trials will require a sufficient number of test subjects to evaluate the safety and effectiveness of our drug product candidates. Accordingly, if our CROs fail to comply with these regulations or fail to recruit a sufficient number of patients, we may be required to repeat such clinical trials, which would delay the regulatory approval process.

Our CROs are not our employees, and we are therefore unable to directly monitor whether or not they devote sufficient time and resources to our clinical and preclinical programs. These CROs may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other product development activities that could harm our competitive position. If our CROs do not successfully carry out their contractual duties or obligations, fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements, or for any other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize, our drug product candidates. If any such event were to occur, our financial results and the commercial prospects for our drug product candidates would be harmed, our costs could increase, and our ability to generate revenues could be delayed.

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

Risks Related to Our Intellectual Property

Our patents and other intellectual property rights portfolio are relatively young and may not adequately protect our research programs and product candidates, which may impede our ability to compete effectively.

Our success will depend in part on the ability of we to obtain, maintain and enforce our patents and other intellectual property rights. Our research programs and product candidates are covered by several patent application families, which are either licensed to us or owned by us. Out of the numerous patent applications filed by us, six national patents have been granted in Belgium and fifteen national patents have been granted in the US, of which only nine relate to the field of immuno-oncology. We cannot guarantee that it will be in a position in the future to develop new patentable inventions or that we or our licensors will be able to obtain or maintain these patent rights against challenges to their validity, scope and/or enforceability. We cannot guarantee that it is or has been the first to conceive an invention or to file a patent application on an invention, particularly given that patent applications are not published in most countries before 18-months after the date of filing. Moreover, we may have little or no control over its licensors abilities’ to preventing the infringement of their patents or the misappropriation of their intellectual property. There can be no assurance that the technologies used in our research programs and product candidates are patentable, that pending or future applications will result in the grant to us or our licensors, that any patents will be of sufficient breadth to provide adequate and commercially meaningful protection against competitors with similar technologies or products, or that any patents granted to us or our licensors will not be successfully challenged, circumvented, invalidated or rendered unenforceable by third parties, enabling competitors to circumvent or use them and depriving us from the protection it would need against competitors. If we or our licensors do not obtain meaningful patents on their technologies or if the patents of us or our licensors are invalidated, third parties may use the technologies without payment to us. A third party’s ability to use unpatented technologies is enhanced by the fact that the published patent application contains a detailed description of the relevant technology.

We cannot guarantee that third parties, contract parties or employees will not claim ownership rights over the patents or other intellectual property rights owned or held by the Company.

We also rely on proprietary know-how to protect our research programs and product candidates as well as our cardiopoiesis platform. Know-how is difficult to maintain and protect. We use reasonable efforts to maintain our know-how, but it cannot assure that our partners, employees, consultants, advisors or other third parties will not willfully or unintentionally disclose proprietary information to competitors. Furthermore, our competitors may independently develop equivalent knowledge and know-how, which could diminish or eliminate our competitive advantage.

The enforcement of patents, know-how and other intellectual property is costly, time consuming and highly uncertain. We cannot guarantee that it will be successful in preventing the infringement of our patented inventions, or the misappropriation of our know-how and other intellectual property rights and those of our licensors, and failure to do so could significantly impair the ability of us to compete effectively.

We may infringe on the patents or intellectual property rights of others and may face patent litigation, which may be costly and time consuming.

Our success will depend in part on our ability to operate without infringing or misappropriating the intellectual property rights of others. We cannot guarantee that our activities will not infringe on the patents or other intellectual property rights owned by others. We may expend significant time and effort and may incur substantial costs in litigation if it is required to defend against patent or other intellectual property right suits brought against us regardless of whether the claims have any merit. Additionally, we cannot predict whether we will be successful in any litigation. If we are found to infringe the patents or other intellectual property rights of others, we may be subject to substantial claims for damages, which could materially impact our cash flow and financial position. We may also be required to cease development, use or sale of the relevant research program, product candidate or process or it may be required to obtain a license to the disputed rights, which may not be available on commercially reasonable terms, if at all.

There can be no assurance that we are even aware of third party rights that may be alleged to be relevant to any particular product candidate, method, process or technology.

We may spend significant time and effort and may incur substantial costs if required to defend against any infringement claims or to assert our intellectual property rights against third parties. The risk of such a claim by a third party may be increased by our public announcement regarding our research programs and product candidates. We may not be successful in defending our rights against such claims and may incur as a consequence thereof significant losses, costs or delays in our intended commercialization plans as a result thereof.

We depend on intellectual property licensed from third parties and termination of any of these licenses could result in the loss of significant rights, which would harm our business.

We are dependent on patents, know-how, and proprietary technology, both our own and licensed from others. We license technology from the Trustees of Dartmouth College, or Dartmouth College. Dartmouth College may terminate our license, if we fail to meet a milestone within the specified time period, unless we pay the corresponding milestone payment. Dartmouth College may terminate either the license in the event we default or breach any of the provisions of the applicable license, subject to 30 days’ prior notice and opportunity to cure. In addition, the license automatically terminates in the event we become insolvent, make an assignment for the benefit of creditors or file, or have filed against us, a petition in bankruptcy. Furthermore, Dartmouth College may terminate our license, after April 30, 2024, if we fail to meet the specified minimum net sales obligations for any year, unless we pay to Dartmouth College the royalty we would otherwise be obligated to pay had we met such minimum net sales obligation. Any termination of this license or any of our other licenses could result in the loss of significant rights and could harm our ability to commercialize our drug product candidates. Disputes may also arise between us and our licensors regarding intellectual property subject to a license agreement, including those relating to:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the license agreement;

•	our right to sublicense patent and other rights to third parties under collaborative development relationships;

•	the amount and timing of milestone and royalty payments;

•	whether we are complying with our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our drug product candidates; and

•	the allocation of ownership of inventions and know-how resulting from the joint creation or use of intellectual property by us and our partners and by our licensors.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected drug product candidates. We are generally also subject to all of the same risks with respect to protection of intellectual property that we license as it is for intellectual property that we own, which are described below. If we or our licensors fail to adequately protect this intellectual property, our ability to commercialize our products could suffer.

Our licenses may be terminated if we are unable to meet the payment obligations under the agreements (notably if we are unable to obtain additional financing).

We could be unsuccessful in obtaining or maintaining adequate patent protection for one or more of our drug product candidates.

The patent application process is expensive and time-consuming, and we and our current or future licensors and licensees may not be able to apply for or prosecute patents on certain aspects of our drug product candidates or deliver technologies at a reasonable cost, in a timely fashion, or at all. It is also possible that we or our current licensors, or any future licensors or licensees, will fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, our patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. It is possible that defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, such as with respect to proper priority claims, inventorship, claim scope or patent term adjustments. Under our existing license agreements with the Mayo Foundation for Medical Education and Research and the Trustees of Dartmouth College, we have the right, but not the obligation, to enforce our licensed patents. If our current licensors, or any future licensors or licensees, are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised and we might not be able to prevent third parties from making, using, and selling competing products. If there are material defects in the form or preparation of our patents or patent applications, such patents or applications may be invalid and unenforceable. Moreover, our competitors may independently develop equivalent knowledge, methods, and know-how. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business, financial condition and operating results.

We currently have issued patents and patent applications directed to our drug product candidates and medical devices, and we anticipate that it will file additional patent applications in several jurisdictions, including several European Union countries and the United States, as appropriate.

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

We cannot be certain, however, that the claims in our pending patent applications will be considered patentable by patent offices in various countries, or that the claims of any of our issued patents will be considered valid and enforceable by local courts.

The strength of patents in the biotechnology and pharmaceutical field can be uncertain, and evaluating the scope of such patents involves complex legal and scientific analyses. The patent applications that we own or in-licenses may fail to result in issued patents with claims that cover our drug product candidates or uses thereof in the European Union, in the United States or in other jurisdictions. Even if the patents do successfully issue, third parties may challenge the validity, enforceability, or scope thereof, which may result in such patents being narrowed, invalidated, or held unenforceable. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing their products to avoid being covered by our claims. If the breadth or strength of protection provided by the patent applications we hold with respect to our drug product candidates is threatened, this could dissuade companies from collaborating with us to develop, and could threaten our ability to commercialize, our drug product candidates. Further, because patent applications in most countries are confidential for a period of time after filing, we cannot be certain that we were the first to file any patent application related to our drug product candidates.

Patents have a limited lifespan. Various extensions may be available; however the life of a patent, and the protection it affords, is limited. Further, the extensive period of time between patent filing and regulatory approval for a drug product candidate limits the time during which we can market a drug product candidate under patent protection, which may particularly affect the profitability of our early-stage drug product candidates. If we encounter delays in our clinical trials, the period of time during which we could market our drug product candidates under patent protection would be reduced. Without patent protection for our drug product candidates, we may be open to competition from biosimilar versions of our drug product candidates.

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

Filing, prosecuting and defending patents on drug product candidates in all countries throughout the world would be prohibitively expensive. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as laws in the European Union or the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries, or from selling or importing products made using our inventions in and into other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection but enforcement is not as strong. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in a number of jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in some jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against the Company. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming, and unsuccessful.

Competitors may infringe our patents or the patents of our licensors. To address such infringement, we may be required to file patent infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding or a declaratory judgment action against us, a court may decide that one or more of our patents is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defence proceeding could put one or more of our or of our licensors’ patents at risk of being invalidated, held unenforceable, interpreted narrowly, or amended such that they do not cover our drug product candidates. Such results could also increase the risk that pending patent applications of our or our licensors may not issue. Defence of these claims, regardless of their merit, would involve substantial litigation expense and could create a substantial diversion of employee resources from our business. Interference or derivation proceedings provoked by third parties may be necessary to determine the priority of inventions with respect to, or the correct inventorship of, our patents or patent applications or those of our licensors. An unfavorable outcome could result in a loss of our current patent rights and could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Litigation, interference, or derivation proceedings may result in a decision adverse to our interests and, even if we are successful, may result in substantial costs and distract our management and other employees.

Furthermore, because of the substantial amount of discovery required in some jurisdictions in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ordinary shares.

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

Issued patents covering our drug product candidates could be found invalid or unenforceable if challenged in court or before relevant authority.

If we or one of our licensing partners initiate legal proceedings against a third party to enforce a patent covering one of our drug product candidates, the defendant could counterclaim that the patent covering our drug product candidate is invalid or unenforceable. Third parties may also raise similar claims before administrative bodies, even outside the context of litigation. Such mechanisms include re-examination, inter partes review, post grant review, oppositions and derivation proceedings. Such proceedings could result in revocation or amendment to our or those of our licensing partners’ patents in such a way that the patent no longer covers and protects the relevant drug product candidate(s). The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity of our patents, for example, we cannot be certain that there is no invalidating prior art of which the Company, our patent counsel, and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our drug product candidates. Such a loss of patent protection could have a material adverse impact on our business.

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

Risks Related to Our Organization, Structure and Operation

Maintenance of high standards of manufacturing in accordance with Good Manufacturing Practices and other manufacturing regulations.

We, and key third-party suppliers on which we rely, currently or in the future must continuously adhere to (current) Good Manufacturing Practices and corresponding manufacturing regulations of Competent Authorities. In complying with these regulations, we and our third-party suppliers must expend significant time, money and effort in the areas of design and development, testing, production, record-keeping and quality control to assure that the products meet applicable specifications and other regulatory requirements. The failure to comply with these requirements could result in an enforcement action against the Company, including the seizure of products and shutting down of production. We and any of these third-party suppliers may also be subject to audits by the Competent Authorities. If any of our third-party suppliers or we ourselves fail to comply with (current) Good Manufacturing Practices or other applicable manufacturing regulations, our ability to develop and commercialize the products could suffer significant interruptions.

We rely on a single manufacturing facility.

We face risks inherent in operating a single manufacturing facility, since any disruption, such as a fire, natural hazards or vandalism could significantly interrupt our manufacturing capability. We currently do not have alternative production plans in place or disaster-recovery facilities available. In case of a disruption, we will have to establish alternative manufacturing sources. This would require substantial capital on our part, which it may not be able to obtain on commercially acceptable terms or at all. Additionally, we would likely experience months or years of manufacturing delays as we build or locate replacement facilities and seek and obtain necessary regulatory approvals. If this occurs, we will be unable to satisfy manufacturing needs on a timely basis, if at all. Also, operating any new facilities may be more expensive than operating our current facility. Further, business interruption insurance may not adequately compensate us for any losses that may occur and we would have to bear the additional cost of any disruption. For these reasons, a significant disruptive event of the manufacturing facility could have drastic consequences, including placing our financial stability at risk.

We will need increased manufacturing capacity.

We may not be able to expand the manufacturing capacity within the anticipated time frame or budget or may not be able to obtain the requisite regulatory approvals for the increase in manufacturing capacity on a timely basis, or at all. If we cannot obtain necessary approvals for this contemplated expansion in a timely manner, our ability to meet demand for our products would be adversely affected. We may have difficulties in finding suitable locations or commercially acceptable terms for the leasing of such facilities. We may also have difficulties in finding a commercial partner for the construction of those facilities and/or partners for investing in the capital expenses related to the manufacturing plants. We will need to obtain GMP certification of those plants for commercial products. Obtaining those certificates may be delayed, or may not be granted.

We are highly dependent on our key personnel, and if we are not successful in attracting, motivating and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract, motivate and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on members of our Executive Management Team, and our scientific and medical personnel. The loss of the services of any members of our Executive Management Team, other key employees, and other scientific and medical advisors, and our inability to find suitable replacements, could result in delays in product development and harm our business. On March 28, 2019, we announced the retirement of Dr.Christian Homsy as Chief Executive Officer of the Company and announced the appointment of Filippo Petti as new Chief Executive Officer with effective date on April 1st, 2019. Dr. Homsy will continue to serve as director on our board of directors, member of the Nomination and Remuneration Committee and will become chair of the newly-formed Strategy Committee.

Competition for skilled personnel in the biotechnology and pharmaceutical industries is intense and the turnover rate can be high, which may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all.

To induce valuable employees to remain within the Company, in addition to salary and cash incentives, we have provided warrants that vest over time. The value to employees of these equity grants that vest over time may be significantly affected by movements in our share price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. We do not maintain “key man” insurance policies on the lives of all of these individuals or the lives of any of our other employees.

The improper conduct of employees, agents, contractors, consultants or collaborators could adversely affect our reputation and business, prospects, operating results, and financial condition.

We cannot ensure that our compliance controls, policies, and procedures will in every instance protect it from acts committed by our employees, agents, contractors, or collaborators that would violate the laws or regulations of the jurisdictions in which it operates, including, without limitation, healthcare, employment, foreign corrupt practices, environmental, competition, and patient privacy and other privacy laws and regulations. Such improper actions could subject us to civil or criminal investigations, and monetary and injunctive penalties, and could adversely impact our ability to conduct business, operating results, and reputation. In particular, our business activities may be subject to anti-bribery or anti-corruption laws, regulations or rules of countries in which it operates, including the Foreign Corrupt Practices Act, or FCPA, or the U.K. Bribery Act.

Violations of these laws and regulations could result in fines, criminal sanctions against the Company, our officers, or our employees, the closing down of our facilities, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer products in one or more countries and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, prospects, operating results, and financial condition.

We have limited experience in sales, marketing and distribution.

Given our stage in development, we have never marketed a product and have therefore limited experience in the fields of sales, marketing and distribution of therapies. As a consequence, we will have to acquire marketing skills and develop our own sales and marketing infrastructure and would need to incur additional expenses, mobilize management resources, implement new skills and take the time necessary to set up the appropriate organization and structure to market the relevant product(s), in accordance with applicable laws.

While several of our managers have commercialized and launched high technology medical products there can be no assurance that the existing limited experience would be sufficient to effectively commercialize any or all of our product candidates. We may not be able to attract qualified sales and marketing personnel on acceptable terms in the future and therefore may experience constraints that will impede the achievement of our commercial objectives. Such events could have a material adverse effect on our business, prospects, financial situation, earnings and growth.

We will need to grow the size and capabilities of our organization, and we may experience difficulties in managing this growth.

As of December 31, 2018, we had 90 employees and seven senior managers, two being under employment contracts and five under management services agreements, most of whom are full-time. As our drug product candidates move into later stage clinical development and towards commercialization, we must add a significant number of additional managerial, operational, sales, marketing, financial, and other personnel. Future growth will impose significant added responsibilities on members of management, including:

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

Our future financial performance and our ability to commercialize our drug product candidates will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of our attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our drug product candidates and, accordingly, may not achieve our research, development, and commercialization goals.

If we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute our shareholders, and cause it to incur debt or assume contingent liabilities, and subject it to other risks.

We may evaluate various acquisitions and strategic partnerships, including licensing or acquiring complementary products, intellectual property rights, technologies, or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including:

•	increased operating expenses and cash requirements;

•	the assumption of additional indebtedness or contingent liabilities;

•	the issuance of our equity securities;

•	assimilation of operations, intellectual property and products of an acquired Company, including difficulties associated with integrating new personnel;

•	the diversion of our management’s attention from our existing product programs and initiatives in pursuing such a strategic merger or acquisition;

•	retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;

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

We are subject to certain covenants as a result of certain non-dilutive financial support received to date.

We have received some non-dilutive financial supports from the Walloon Region to support various research programs. The support has been granted in the form of recoverable cash advances, or RCAs, and subsidies.

In the event we decide to exploit any discoveries or products from the research funded by under an RCA, the relevant RCA becomes refundable; otherwise the RCA is not refundable. We own the intellectual property rights which result from the research programs partially funded by the Region, unless it decides not to exploit, or cease to exploit, the results of the research in which case the results and intellectual property rights are transferred to the Region. Subject to certain exceptions, however, we cannot grant to third parties, by way of license or otherwise, any right to use the results without the prior consent of the Region. We also need the consent of the Region to transfer an intellectual property right resulting from the research programs or a transfer or license of a prototype or installation. Obtaining such consent from the Region could give rise to a review of the applicable financial terms. The RCAs also contain provisions prohibiting us from conducting research for any other person which would fall within the scope of a research program of one of the RCAs. Most RCAs provide that this prohibition is applicable during the research phase and the decision phase but a number of RCAs extend it beyond these phases.

Subsidies received from the Region are dedicated to funding research programs and patent applications and are not refundable. We own the intellectual property rights which result from the research programs or with regard to a patent covered by a subsidy. Subject to certain exceptions, however, we cannot grant to third parties, by way of license, transfer or otherwise, any right to use the patents or research results without the prior consent of the Region. In addition, certain subsidies require that we exploit the patent in the countries where the protection was granted and to make an industrial use of the underlying invention. In case of bankruptcy, liquidation or dissolution, the rights to the patents covered by the patent subsidies will be assumed by the Region by operation of law unless the subsidy is reimbursed. Furthermore, we would lose our qualification as a small or medium-sized enterprise, the patent subsidies will terminate and no additional expenses will be covered by such patent subsidies. In 2019, we will be required to make exploitation decisions on our remaining outstanding RCA related to the CAR-T platform.

Failure to build our finance infrastructure and improve our accounting systems and controls could impair our ability to comply with the financial reporting and internal controls requirements for publicly traded companies.

As a public company, we are operating in an increasingly demanding regulatory environment that requires us to comply with, among other things, the Sarbanes-Oxley Act of 2002 and related rules and regulations of the Securities and Exchange Commission’s substantial disclosure requirements, accelerated reporting requirements and complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent financial fraud.

Management identified the following material weaknesses as of December 31, 2018: given the size of its operations, we maintain a limited finance and accounting staff, which does not ensure (i) a sufficient backup in personnel with an appropriate level of knowledge and experience in the application of IFRS, (ii) a proper and effective segregation of duties consistently, or (iii) allow the documentation, on a systematic basis, of performance of controls in accordance with internal control procedures.

See “Item 15—Controls and Procedures” of this Annual Report for further discussion of management’s assessment of the effectiveness of our internal control over financial reporting.

Section 404 of the Sarbanes-Oxley Act requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. However, until we cease to be an “emerging growth company,” as that term is defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, our independent registered public accounting firm will not be required to attest to and report on the effectiveness of our internal control over financial reporting. As such, our independent registered public accounting firm has not been engaged to express, nor have they expressed, an opinion on the effectiveness of our internal control over financial reporting. Had our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional control deficiencies may have been identified by our independent registered public accounting firm.

Assessing our procedures to improve our internal control over financial reporting is an ongoing process. We can provide no assurance that our remediation efforts described herein will be successful and that we will not have material weaknesses in the future. Any additional material weaknesses we identify could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to remedy the material weaknesses and conclude that our internal control over financial reporting is ineffective, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of the ADSs could decline, and we could be subject to sanctions or investigations by the NASDAQ Stock Market, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Our international operations subject it to various risks, and our failure to manage these risks could adversely affect our results of operations.

We face significant operational risks as a result of doing business internationally, such as:

•	fluctuations in foreign currency exchange rates;

•

potentially adverse and/or unexpected tax consequences, including penalties due to the failure of tax planning or due to the challenge by tax authorities on the basis of transfer pricing and liabilities imposed from inconsistent enforcement;

•	potential changes to the accounting standards, which may influence our financial situation and results;

•	becoming subject to the different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;

•	reduced protection of, or significant difficulties in enforcing, intellectual property rights in certain countries;

•	difficulties in attracting and retaining qualified personnel;

•	restrictions imposed by local labour practices and laws on our business and operations, including unilateral cancellation or modification of contracts; and

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

Risks Related to Our Financial Position and Need for Capital

We have incurred net losses in each period since our inception and anticipate that we will continue to incur net losses in the future.

We are not profitable and have incurred losses in each period since our inception. For the years ended December 31, 2018 and 2017, we incurred a loss for the year of €38.5 million and €56.4 million, respectively. As of December 31, 2018, we had a retained loss of €218.6 million. We expects these losses to increase as it continues to incur significant research and development and other expenses related to our ongoing operations, continues to advance our drug product candidates through preclinical studies and clinical trials, seek regulatory approvals for our drug product candidates, scale-up manufacturing capabilities and hire additional personnel to support the development of our drug product candidates and to enhance our operational, financial and information management systems.

The main assets of we are intellectual property rights concerning technologies that have not led to commercialization of any product. Celyad has never been profitable and has never commercialized any (pharmaceutical) product.

Even if we succeeds in commercializing one or more of our drug product candidates, it will continue to incur losses for the foreseeable future relating to our substantial research and development expenditures to develop our technologies. We anticipate that our expenses will increase substantially if and as we:

•	continue our research, preclinical and clinical development of our drug product candidates;

•	expand the scope of therapeutic indications of our current clinical studies for our drug product candidates;

•	initiate additional preclinical studies or additional clinical trials of existing drug product candidates or new drug product candidates;

•	further develop the manufacturing process for our drug product candidates;

•	change or add additional manufacturers or suppliers;

•	seek regulatory and marketing approval for our drug product candidates that successfully complete clinical studies;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval, in the European Union and the United States;

•	make milestone or other payments under any in-license agreements; and

•	maintain, protect and expand our intellectual property portfolio.

We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue.

Our prior losses and expected future losses have had and will continue to have an adverse effect on our shareholders’ equity and working capital. Further, the net losses we incur may fluctuate significantly from quarter to quarter and year to year, such that a period to period comparison of our results of operations may not be a good indication of our future performance.

We may need substantial additional funding, which may not be available on acceptable terms when needed, if at all.

Our operations have required substantial amounts of cash since inception. We expect to continue to spend substantial amounts to continue the clinical development of our drug product candidates, including our ongoing and planned clinical trials for CAR-T NKG2D and any future drug product candidates. If approved, we will require significant additional amounts in order to launch and commercialize our drug product candidates.

On December 31, 2018, we had €40.5 million in cash and €9.2 million in short-term investments. On May 22, 2018, we secured a share capital increase of €46.1 million through a global offering on both US and European markets.

We believe that such resources will be sufficient to fund our operations for at least the next 12 months from balance sheet date. However, changing circumstances may cause it to increase our spending significantly faster than it currently anticipates, and we may need to spend more money than currently expected because of circumstances beyond our control. We may require additional capital for the further development and commercialization of our drug product candidates and may need to raise additional funds sooner if we choose to expand more rapidly than we presently anticipate.

Our ability to raise additional funds will depend on financial, economic and market conditions and other factors, over which we may have no or limited control, and we cannot guarantee that additional funds will be available to it when necessary on commercially acceptable terms, if at all. If the necessary funds are not available, we may need to seek funds through collaborations and licensing arrangements, which may require us to reduce or relinquish significant rights to our research programs and product candidates, to grant licenses on our technologies to partners or third parties or enter into new collaboration agreements, the terms could be less favorable to us than those we might have obtained in a different context. If adequate funds are not available on commercially acceptable terms when needed, we may be forced to delay, reduce or terminate the development or commercialization of all or part of our research programs or product candidates or we may be unable to take advantage of future business opportunities.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our drug product candidates or technologies.

We may seek additional funding through a combination of equity offerings, debt financings, collaborations and/or licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the shareholders will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. The incurrence of indebtedness and/or the issuance of certain equity securities could result in increased fixed payment obligations and could also result in certain additional restrictive covenants, such as limitations on our ability to incur additional debt and/or issue additional equity, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, issuance of additional equity securities, or the possibility of such issuance, may cause the market price of the Shares to decline. In the event that we enter into collaborations and/or licensing arrangements in order to raise capital, it may be required to accept unfavorable terms, including relinquishing or licensing to a third party on unfavorable terms our rights to technologies or drug product candidates that we otherwise would seek to develop or commercialize ourselves or potentially reserve for future potential arrangements when we might be able to achieve more favorable terms.

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

As of December 31, 2018, we had cash and cash equivalents of €40.5 million and short-term investments of €9.2 million. We historically have invested substantially all of our available cash and cash equivalents in corporate bank accounts. Pending their use in our business, we may invest the net proceeds of our global offerings in investments that may include corporate bonds, commercial paper, certificates of deposit and money market funds. These investments may be subject to general credit, liquidity, and market and interest rate risks. We may realize losses in the fair value of these investments or a complete loss of these investments, which would have a negative effect on our financial statements.

Risks Related to Ownership of Our Ordinary Shares and ADSs

If securities or industry analysts do not publish research or publish inaccurate research or unfavorable research about our business, the price of the securities and trading volume could decline.

The trading market for the securities depends in part on the research and reports that securities or industry analysts publish about us or our business. If no or few securities or industry analysts cover the Company, the trading price would be negatively impacted. If one or more of the analysts who covers we downgrades the securities or publishes incorrect or unfavorable research about our business, the price of the securities would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, or downgrades the securities, demand for the securities could decrease, which could cause the price of the securities or trading volume to decline.

The market price of the shares could be negatively impacted by actual or anticipated sales of substantial numbers of Shares.

Sales of a substantial number of Shares in the public markets, or the perception that such sales might occur, might cause the market price of the Shares to decline. We cannot make any prediction as to the effect of any such sales or perception of potential sales on the market price of the Shares.

A public market for our shares may not be sustained.

We cannot guarantee the extent to which a liquid market for the Shares will be sustained. In the absence of such liquid market for the Shares, the price of the Shares could be influenced. The liquidity of the market for the Shares could be affected by various causes, including the factors identified in the next risk factor (below) or by a reduced interest of investors in biotechnology sector.

The market price of the shares may fluctuate widely in response to various factors.

A number of factors may significantly affect the market price of the Shares. The main factors are changes in our operating results and those of our competitors, announcements of technological innovations or results concerning the product candidates, changes in earnings estimates by analysts.

Other factors which could cause the price of the shares to fluctuate or could influence our reputation include, amongst other things:

•	developments concerning intellectual property rights, including patents;

•	public information regarding actual or potential results relating to products and product candidates under development by our competitors;

•	actual or potential results relating to products and product candidates under development by us;

•	regulatory and medicine pricing and reimbursement developments in Europe, the United States and other jurisdictions;

•

any publicity derived from any business affairs, contingencies, litigation or other proceedings, our assets (including the imposition of any lien), our management, or our significant Shareholders or collaborative partners;

•	Divergences in financial results from stock market expectations;

•	Changes in the general conditions in the pharmaceutical industry and general economic, financial market and business conditions in the countries in which we operate.

In addition, stock markets have from time to time experienced extreme price and volume volatility which, in addition to general economic, financial and political conditions, could affect the market price for the Shares regardless of the operating results or financial condition of the Company.

We have no present intention to pay dividends on our ordinary shares in the foreseeable future and, consequently, your only opportunity to achieve a return on your investment during that time is if the price of the securities increases.

We have no present intention to pay dividends in the foreseeable future. Any recommendation by our Board of Directors to pay dividends will depend on many factors, including our financial condition (including losses carried-forward), results of operations, legal requirements and other factors. Furthermore, pursuant to Belgian law, the calculation of amounts available for distribution to shareholders, as dividends or otherwise, must be determined on the basis of our non-consolidated statutory accounts prepared in accordance with Belgian accounting rules. In addition, in accordance with Belgian law and our Articles of Association, we must allocate each year an amount of at least 5% of our annual net profit under our non-consolidated statutory accounts to a legal reserve until the reserve equals 10% of our share capital. Therefore, we are unlikely to pay dividends or other distributions in the foreseeable future. If the price of the securities or the underlying ordinary shares declines before we pay dividends, investors will incur a loss on their investment, without the likelihood that this loss will be offset in part or at all by potential future cash dividends.

Takeover provisions in the national law of Belgium may make a takeover difficult.

Public takeover bids on our shares and other voting securities, such as warrants or convertible bonds, if any, are subject to the Belgian Act of 1 April 2007 on public takeover bids, as amended and implemented by the Belgian Royal Decree of April 27, 2007, or Royal Decree, and to the supervision by the Belgian Financial Services and Markets Authority, or FSMA. Public takeover bids must be made for all of our voting securities, as well as for all other securities that entitle the holders thereof to the subscription to, the acquisition of or the conversion into voting securities. Prior to making a bid, a bidder must issue and disseminate a prospectus, which must be approved by the FSMA. The bidder must also obtain approval of the relevant competition authorities, where such approval is legally required for the acquisition of the Company. The Belgian Act of 1 April 2007 provides that a mandatory bid will be required to be launched for all of our outstanding shares and securities giving access to ordinary shares if a person, as a result of our own acquisition or the acquisition by persons acting in concert with it or by persons acting on their account, directly or indirectly holds more than 30% of the voting securities in a company that has our registered office in Belgium and of which at least part of the voting securities are traded on a regulated market or on a multilateral trading facility designated by the Royal Decree. The mere fact of exceeding the relevant threshold through the acquisition of one or more shares will give rise to a mandatory bid, irrespective of whether or not the price paid in the relevant transaction exceeds the current market price.

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

We may be at an increased risk of securities class action litigation.

Historically, securities class action litigation has often been brought against a company following a decline in the market price of our securities. This risk is especially relevant for us because biotechnology and biopharmaceutical companies have experienced significant share price volatility in recent years. If we were to be sued, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

Holders of the shares outside Belgium and France may not be able to exercise pre-emption rights (notice for non-Belgian resident investors).

In the event of an increase in our share capital in cash, holders of shares are generally entitled to full pre-emption rights unless these rights are excluded or limited either by a resolution of the general meeting, or by a resolution of the Board of Directors (if the Board of Directors has been authorized by the general meeting in the articles of association to increase the share capital in that manner). Certain holders of shares outside Belgium or France may not be able to exercise pre-emption rights unless local securities laws have been complied with. In particular, U.S. holders of the shares may not be able to exercise pre-emption rights unless a registration statement under the Securities Act is declared effective with respect to the shares issuable upon exercise of such rights or an exemption from the registration requirements is available. We does not intend to obtain a registration statement in the U.S. or to fulfil any requirement in other jurisdictions (other than Belgium and France) in order to allow shareholders in such jurisdictions to exercise their pre-emptive rights (to the extent not excluded or limited).

Any future sale, purchase or exchange of shares may become subject to the Financial Transaction Tax.

On February 14, 2013, the European Commission published a proposal (the Draft Directive) for a Directive for a common FTT in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia (save for Estonia, the Participating Member States). However, Estonia has since then stated that it would not participate.

Pursuant to the Draft Directive, the FTT will be payable on financial transactions provided at least one party to the financial transaction is established or deemed established in a Participating Member State and there is a financial institution established or deemed established in a Participating Member State which is a party to the financial transaction, or is acting in the name of a party to the transaction. The FTT shall, however, not apply to, among others, primary market transactions referred to in Article 5(c) of Regulation (EC) No 1287/2006, including the activity of underwriting and subsequent allocation of financial instruments in the framework of their issue.

The rates of the FTT will be fixed by each Participating Member State but for transactions involving financial instruments other than derivatives shall amount to at least 0.1% of the taxable amount. The taxable amount for such transactions shall in general be determined by reference to the consideration paid or owed in return for the transfer. The FTT will be payable by each financial institution established or deemed established in a Participating Member State which is either a party to the financial transaction, or acting in the name of a party to the transaction or where the transaction has been carried out on our account. Where the FTT due has not been paid within the applicable time limit, each party to a financial transaction, including persons other than financial institutions, shall become jointly and severally liable for the payment of the FTT due.

Investors should note, in particular, that following implementation of the Draft Directive, any future sale, purchase or exchange of shares will be subject to the FTT at a minimum rate of 0.1% provided the above mentioned prerequisites are met. The investor may be liable to pay this charge or reimburse a financial institution for the charge, and/or the charge may affect the value of the Shares. The issuance of the new Shares by the Issuer should not be subject to the FTT.

The Draft Directive is still subject to negotiation among the Participating Member States. It may therefore be altered prior to any implementation, the timing of which remains unclear. Additional EU Member States may decide to participate.

Investors should consult their own tax advisers in relation to the consequences of the FTT associated with subscribing for, purchasing, holding and disposing of the Shares.

We have been subject to an investigation by the Belgian Financial Services and Markets Authority.

The Belgian Financial Services and Markets Authority, or the FSMA, opened an investigation against us on April 22, 2014. Such investigation was related to whether we had failed to timely disclose inside information to the market in relation to the IND clearance from the FDA for our CHART-2 Phase III heart-failure trial received on December 26, 2013 and reported on 9 January 2014. In April 2015, we notified the FSMA our agreement to settle our investigation by paying the proposed settlement amount of €175,000. Although such settlement does not provide for any admission of guilt on our part, the fact that we have entered into a settlement with the FSMA could cause investors to have a negative perception of our governance structure, which would have a material adverse effect on our business. Further, any future allegations (based on other facts and circumstances) that we failed to comply with applicable securities laws, whether or not true, may subject it to fines, claims and/or sanctions, which could impair our ability to offer our securities or restrict trading in our securities. The occurrence of any of the foregoing could have a material adverse effect on the trading price of our securities and our business.

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

Any dividends or other distributions we make to shareholders will, in principle, be subject to withholding tax in Belgium at a rate of 30%, except for shareholders which qualify for an exemption of withholding tax such as, among others, qualifying pension funds or a company qualifying as a parent company within the meaning of the Council Directive (90/435/EEC) July 23, 1990, known as the Parent-Subsidiary Directive, or that qualify for a lower withholding tax rate or an exemption by virtue of a tax treaty. Various conditions may apply and shareholders residing in countries other than Belgium are advised to consult their advisers regarding the tax consequences of dividends or other distributions made by us. Our shareholders residing in countries other than Belgium may not be able to credit the amount of such withholding tax to any tax due on such dividends or other distributions in any other country than Belgium. As a result, such shareholders may be subject to double taxation in respect of such dividends or other distributions. Belgium and the United States have concluded a double tax treaty concerning the avoidance of double taxation, or the U.S.-Belgium Tax Treaty. The U.S.-Belgium Tax Treaty reduces the applicability of Belgian withholding tax to 15%, 5% or 0% for U.S. taxpayers, provided that the U.S. taxpayer meets the limitation of benefits conditions imposed by the U.S.-Belgium Tax Treaty. The Belgian withholding tax is generally reduced to 15% under the U.S.-Belgium Tax Treaty. The 5% withholding tax applies in case where the U.S. shareholder is a company which holds at least 10% of the shares in the company. A 0% Belgian withholding tax applies when the shareholder is a company which has held at least 10% of the shares for at least 12 months, or is, subject to certain conditions, a U.S. pension fund. The U.S. shareholders are encouraged to consult their own tax advisers to determine whether they can invoke the benefits and meet the limitation of benefits conditions as imposed by the U.S.-Belgium Tax Treaty.

We do not believe that we were a PFIC for the 2018 taxable year. It is uncertain whether we will be a PFIC for the 2019 taxable year or in future taxable years. Our status as a PFIC is a fact intensive determination and we cannot provide any assurances regarding our PFIC status for past, current or future taxable years. U.S. holders of the ADSs may suffer adverse tax consequences if we are characterized as a PFIC for any taxable year.

Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company (PFIC), for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. If we are characterized as a PFIC, U.S. holders (as defined below under “Material Tax Considerations—Certain Material U.S. Federal Income Tax Considerations to U.S. Holders”) of the ADSs may suffer adverse tax consequences, including having gains realized on the sale of the ADSs treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on the ADSs by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of sales of the ADSs.

Our status as a PFIC will depend on the composition of our income, including the receipt of milestones, and the composition and value of our assets (which may be determined in large part by reference to the market value of the ADSs and ordinary shares, which may be volatile) from time to time.

We do not believe that we were a PFIC for the 2018 taxable year. With respect to our 2019 taxable year and possibly future taxable years, it is uncertain whether we will be a PFIC based upon the expected value of our assets, including any goodwill, and the expected composition of our income and assets. Our status as a PFIC is a fact intensive determination made on an annual basis and we cannot provide any assurances regarding our PFIC status for past, current or future taxable years.

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

In addition, a majority of our shareholders present or represented at our meeting of shareholders may release a director from any claim of liability we may have, provided that the financial position of We are accurately reflected in the annual accounts. This includes a release from liability for any acts of the directors beyond their statutory powers or in breach of the Belgian Company Code, provided that the relevant acts were specifically mentioned in the convening notice to the meeting of shareholders deliberating on the discharge. In contrast, most U.S. federal and state laws prohibit a company or its shareholders from releasing a director from liability altogether if he or she has acted in bad faith or has breached his or her duty of loyalty to the company. Finally, Belgian corporate law does not provide any form of appraisal rights in the case of a business combination. As a result of these differences between Belgian corporate law and our articles of association, on the one hand, and the U.S. federal and state laws, on the other hand, in certain instances, you could receive less protection as an ADS holder of our company than you would as a shareholder of a listed U.S. company.

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

We and our subsidiaries are subject to income and other taxes in Belgium, the United States, and other tax jurisdictions throughout the world. Tax laws and rates in these jurisdictions are subject to change. Our financial condition can be impacted by a number of complex factors, including, but not limited to: (i) interpretations of existing tax laws; (ii) the tax impact of existing or future legislation; (iii) changes in accounting standards; and (iv) changes in the mix of earnings in the various tax jurisdictions in which we operate. In recent years, many such changes have been made and changes are likely to continue to occur in the future. For example, in 2017 the U.S. government enacted comprehensive tax legislation that includes significant changes to the taxation of U.S. business entities. This legislation, among other things, contains significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limitation of the tax deduction for net interest expense to 30% of adjusted earnings (except for certain small businesses), limitation of the deduction for net operating losses to 80% of current year taxable income and elimination of net operating loss carrybacks, in each case, for losses generated after December 31, 2017 (though any such net operating losses may be carried forward indefinitely), and the modification or repeal of many business deductions and credits (including reducing the business tax credit for certain clinical testing expenses incurred in the testing of certain drugs for rare diseases or conditions generally referred to as “orphan drugs”). Future changes in tax laws could have a material adverse effect on our business, cash flow, financial condition or results of operations. We urge our shareholders to consult with their legal and tax advisors with respect to any such legislation and the potential tax consequences of investing in our common shares.

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

Our principal executive and registered offices are located at rue Edouard Belin 2 1435 Mont-Saint-Guibert, Belgium and our telephone number is +32 10 394 100. Our agent for service of process in the United States is CT Corporation System, with an address at 111 8th Avenue, New York, NY 10011. We also maintain a website at www.celyad.com. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our website is not a part of this Annual Report.

Our actual capital expenditures for the years ended December 31, 2016, 2017 and 2018 amounted to €1.8 million, €0.9 million and €1.1 million, respectively. These capital expenditures primarily consisted of the acquisition of laboratory equipment and industrial tools, the refurbishment of our research and development laboratories and leasehold improvements of our corporate offices located in Belgium and the United States. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs and grow our operations. We anticipate our capital expenditure in 2019 to be financed mostly from finance leases.

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

B. Business Overview

We are a clinical-stage biopharmaceutical company focused on the development of cell-based therapies for the treatment of cancer. Our lead drug product candidate, CYAD-01 (CAR-T-NKG2D), is an autologous chimeric antigen receptor, or CAR, using NKG2D, an activating receptor of Natural Killer, or NK, cells transduced on T-lymphocytes, or T cells. NK cells are lymphocytes of the immune system that kill diseased cells. The receptors of the NK cells used in our therapies target the binding molecules, called ligands, that are expressed in cancer cells, but are absent or expressed at very low levels in normal cells. We believe NKG2D-based CAR-T approach has the potential to treat a broad range of both solid and hematologic tumors.

In December 2016, following the successful completion of a proof-of-concept clinical trial we conducted at the Dana-Farber Cancer Institute, in which we observed no treatment related safety concerns and we observed initial signs of clinical activity, we initiated a Phase 1 clinical trial, called THINK (THerapeutic Immunotherapy with NKR-2), to assess the safety and clinical activity of multiple administrations of CYAD-01 in seven refractory cancers, including both solid tumors and hematologic malignancies. As of December 31, 2018, we had treated 35 patients with CYAD-01 in the THINK trial. Data from the Phase 1 THINK trial reported at the Society for Immunotherapy of Cancer (SITC) and American Society of Hematology show that the cell therapy is well-

tolerated as a standalone treatment both in the treatment of solid tumors and hematological malignancies. In the solid tumor potion of the THINK trial, four patients experienced confirmed disease stabilization (three metastatic colorectal cancer (mCRC) patients and one patient with ovarian cancer) according to RECIST 1.1 criteria. For the hematological malignancy potion of the THINK trial, five patients with relapsed/refractory acute myeloid leukemia (r/r AML) showed anti-leukemic activity with three out of eight patients (38%) exhibiting objective response and two patients (25%) exhibiting disease stabilization with relevant bone marrow blasts decrease. As of December 31, 2018, both the solid tumor and hematological malignancy arms continue to enroll patients in the amended cohorts to evaluate cell therapy after lymphodepletion with cyclophosphamide and fludarabine for the treatment of mCRC (THINK CyFlu) and in schedule optimization portion of the trial (cohorts 10 and 11) for the treatment of r/r AML.

Based on promising results from the THINK trial, we initiated additional trials in 2018 to further evaluate CYAD-01 both in r/r AML and mCRC patients. These trials included the DEPLETHINK trial and SHRINK trial, respectively.

In November 2018, we also initiated the Phase 1 alloSHRINK trial, evaluating our second clinical candidate CYAD-101. CYAD-101 is a first-in-class, non-gene edited allogeneic (donor derived) CAR-T product candidate that co-expresses the chimeric antigen receptor NKG2D and the novel inhibitory peptide TIM (T cell receptor [TCR] Inhibiting Molecule). The expression of TIM reduces signaling of the TCR complex and could therefore reduce or eliminate Graft versus Host Disease (GvHD) in patients treated with CYAD-101. The alloSHRINK trial is evaluating CYAD-101 administered concurrently with FOLFOX chemotherapy in the treatment of patients with unresectable metastatic colorectal cancer (mCRC).

Beyond CYAD-01 and CYAD-101, we are also investigating several novel, CAR-T product candidates in preclinical development including the next-generation autologous NKG2D-based CAR-T product candidates CYAD-02 and CYAD-03 for the treatment of hematological malignancies and solid tumors as well as a series of short hairpin RNA (shRNA)-based allogeneic CAR-T candidates referred to as the CYAD-200 series. These include CYAD-211, B-cell maturation antigen (BCMA) targeting CAR-T candidate for the treatment of multiple myeloma, CYAD-221, CD19 targeting CAR-T candidate for the treatment of B-cell malignancies and CYAD-231, dual specific CAR-T candidate targeting NKG2D and an undisclosed membrane protein.

Company Product Pipeline (As of the date of this Annual Report)

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

Below are the statistics regarding certain forms of solid and hematological cancers and their estimated death rates in the United States for 2018:

	2018 estimates for the United States
	New cases	Deaths
Acute myeloid leukemia	19,520	10,670
Multiple myeloma	30,770	12,770
Colorectal cancer	140,250	50,630
Non-Hodgkin lymphoma	74,680	19,910

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

Our Approach

Our lead clinical candidates, CYAD-01, an autologous CAR-T cell therapy, and CYAD-101, an allogeneic CAR-T therapy, both use the native sequence of the NKG2D receptor in the CAR construct. Importantly, CYAD-101 also expresses the peptide TIM which is used to dampen the signaling of the TCR complex and classify the product as allogeneic. In both CYAD-01 and CYAD-101, the human natural sequence of NKG2D is expressed outside the T cell and bound to an intracellular domain called CD3 Zeta. This intracellular domain is used in most other CARs and is responsible for the activation of the T cell once NKG2D recognizes and binds to its target. In addition, the complex NKG2D CD3 Zeta binds to endogenous DAP 10, which is a co-stimulatory molecule present on T cells, which means that the activation triggered by the primary stimulatory chain CD3 Zeta is further strengthened by DAP 10, a secondary or co-stimulatory domain.

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

Clinical Development Program for CYAD-01

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

THINK Phase 1 Clinical Trial

Overview

In December 2016, we initiated the THINK (THerapeutic Immunotherapy with NKr-2) trial, a multinational (E.U./U.S.), open-label Phase 1 clinical trial to assess the safety and clinical activity of multiple administrations of CYAD-01 in seven metastatic tumor types, including five solid tumors (colorectal, ovarian, bladder, triple-negative breast and pancreatic cancers) and two hematological malignancies (AML and MM) in patients who did not respond to or relapsed after first and second line therapies. In the THINK trial, CYAD-01 is administered as a monotherapy in patients without chemotherapy preconditioning.

The trial contains two consecutive segments: a dose escalation segment with two arms (one in solid tumor types and one in hematological tumor types) at three dose levels adjusted to body weight (up to 3x108, 1x109 and 3x109 CAR-T NKR-2 cells). At each dose, the patients are intended to receive three successive administrations of the specified dose, two weeks apart. In 2018, we made several amendments to the trial including: 1) as of dose level 2, patients were eligible for a second cycle of three injections in absence of progressive disease; 2) in the hematological malignancy portion of the trial, a more frequent dosing schedule of CYAD-01, referred to as schedule optimization, will assess six injections without preconditioning over two months of administration; and 3) in the solid tumor segment of the trial, treatment of CYAD-01 after non-myeloablative preconditioning chemotherapy regimen of cyclophosphamide and fludarabine will be assessed. As of December 31, 2018, a total of 35 patients had been treated in the dose-escalation Phase 1 study, including the aforementioned amended cohorts. The schedule optimization cohorts are ongoing and are expected to enroll a minimum of six patients, while the extension phase of the trial associated with the schedule optimization portion of the trial is planned to enroll up to 14 patients. The primary endpoint of the dose escalation segment of the trial is a safety endpoint—the occurrence of dose limiting toxicities in patients during the treatment until 14 days after the last treatment. The primary endpoint in the expansion segment is objective response rate.

Interim Clinical Data as of December 31, 2018

As of December 31, 2018, we had treated 35 patients with CYAD-01 drug product in the THINK trial. Patients have been treated at the third dose level in both the solid tumor and hematological malignancy cohort of the dose escalation part of the trial. We are currently enrolling patients for the third dose level phase in the hematological arm and we have completed the dose escalation portion in the solid tumor cohort. We are currently enrolling patients in the schedule optimization portion of the trial in the hematological malignancy arm of the trial. Of the 35 patients treated as of December 31, 2018, 31 were dosed at the per-protocol intended dose and four were treated at a dose lower than the per-protocol intended dose due to an inability to obtain sufficient cell numbers in the drug product using our prior manufacturing method. See “—Manufacturing” below.

In patients treated with CYAD-01 at the per-protocol intended dose in the THINK trial we observed signs of clinical activity ranging from SD to CR. Signs of clinical activity were observed in patients with AML, Myelodysplastic syndrome (MDS), CRC and ovarian cancer. No signs of clinical activity were observed in patients treated with a dose lower than the per-protocol intended dose.

Based on the interim individual data of patients treated, we believe that preconditioning chemotherapy or concurrent treatment with chemotherapy may be beneficial in strengthening the responses seen to date, and we have initiated additional trials to further evaluate this approach in both hematological malignancies and solid tumors. See “—Additional Clinical Development for CYAD-01” below.

Hematological Malignancy Segment of the THINK Phase 1 Trial

In December 2018, at the 60th American Society of Hematology Annual Meeting we reported interim results from the hematological portion of the THINK Phase 1 trial. Data from 14 patients treated across all three dose levels showed that treatment with monotherapy CYAD-01 without preconditioning was well tolerated. Out of eight r/r AML patients evaluable per protocol (at least one cycle of treatment) in the dose escalation segment of the trial, five patients (62%) showed anti-leukemic activity with three out of eight patients (38%) exhibiting objective response. As of January 7, 2019, four out of 10 patients (40%) were reported to exhibit a complete response, defined as either a complete response with partial hematological recovery (CRh), complete response with incomplete marrow recovery (CRi) or marrow complete response (mCR). The r/r AML patient who achieved a CRh was bridged to allotransplant and remains in minimal residual disease negative complete response (CRMRD-, defined as no detection of tumor cells by high sensitivity methods) for over 17 months.

Evidence of Complete Response in 40% of Relapsed/Refractory AML / MDS Patients with CYAD-01 Without Preconditioning Chemotherapy

CRh: Complete response with partial hematological recovery

CRi: Complete response with incomplete hematological recovery

mCR: Marrow complete response

CR (MRD-): Complete response without minimal residual disease

SD: Stable disease

Treatment Related Adverse Events in Hematological Malignancy Portion of THINK Trial as of December 31, 2018

	DL-1 3x10[8] N=6 (15 injections)			DL-2 1x10[9] N=3 (12 injections)			DL-3 3x10[9] N=5 (11 injections)
	All Grades	Grade 3	Grade 4	All Grades	Grade 3	Grade 4	All Grades	Grade 3	Grade 4
Adverse Event (AE) Prefered Term Total pts with at least ≥ 1 related AE (%)	6 (100)	—	1 (16.7)	3 (100)	2 (66.7)	—	5 (100)	—	3 (60.0)

Cytokine release syndrome (CRS)	1 (16.7)	—	—	2 (66.7)	2 (66.7)	—	3 (60.0)	—	1 (20.0)
Pyrexia	3 (50.0)	—	—	3 (100)	—	—	2 (40.0)	—	—
Chills	1 (16.7)	—	—	—	—	—	—	—	—
Hypoxia	1 (16.7)	—	1 (16.7)	3 (100)	—	—	2 (40.0)	—	—
Pneumonitis	1 (16.7)	—	1 (16.7)	—	—	—	—	—	—
Dyspnoea	—	—	—	1 (33.3)	—	—	—	—	—
Bronchial hyperreactivity	—	—	—	—	—	—	1 (20.0)	—	—
Tachycardia	—	—	—	—	—	—	2 (40.0)	—	—
Hypotension	—	—	—	2 (66.7)	—	—	2 (40.0)	—	—
Fatigue	2 (33.3)	—	—	—	—	—	—	—	—
Nausea	2 (33.3)	—	—	—	—	—	—	—	—
Vomiting	1 (16.7)	—	—	—	—	—	—	—	—
Diarrhoea	1 (16.7)	—	—	—	—	—	—	—	—
Decreased appetite	1 (16.7)	—	—	—	—	—	—	—	—
Weight increased	—	—	—	—	—	—	1 (20.0)	—	—
Peripheral swelling	1 (16.7)	—	—	—	—	—	—	—	—
Infusion related reaction	1 (16.7)	—	—	—	—	—	—	—	—
Dizziness	—	—	—	1 (33.3)	—	—	—	—	—
Bone pain	1 (16.7)	—	—	—	—	—	—	—	—
C-reactive protein increased	—	—	—	—	—	—	1 (20.0)	—	—
Anaemia	—	—	—	1 (33.3)	—	—	—	—	—
Leukocytosis	—	—	—	—	—	—	1 (20.0)	—	—
Lymphopenia	1 (16.7)	—	1 (16.7)	—	—	—	1 (20.0)	—	1 (20.0)
Thrombocytopenia	—	—	—	1 (33.3)	1 (33.3)	—	1 (20.0)	—	1 (20.0)

Solid Tumor Segment of the THINK Phase 1 Trial

In November 2018, at the Society for Immunotherapy of Cancer (SITC) 33rd Annual Meeting we reported results from the solid tumor portion trial. Data from 14 patients treated across all three dose levels showed that treatment with monotherapy CYAD-01 without preconditioning was well tolerated. Out of eleven patients with mCRC evaluable per protocol (at least one cycle of treatment) in the dose escalation segment of the trial, the best clinical response observed was stable disease in three patients (27%) based on RECIST 1.1 criteria. In addition, one patient with ovarian cancer treated at dose level 2 also experienced a stable disease.

In February 2018, the THINK trial was amended to include a cohort known as THINK CyFlu. The cohort is evaluating a single injection of CYAD-01 following treatment with the standard preconditioning regimen of cyclophosphamide (300 mg/m²) and fludarabine (30 mg/m²), or CyFlu.

As of the date of this Annual Report, treatment with CYAD-01 following the standard preconditioning regimen of CyFlu was well tolerated with no occurrence of DLT nor an increase of treatment-related AEs rate. Tumorassessment for the THINK CyFlu cohort of the trial has yet to be reported.

Treatment Related Adverse Events in Solid Tumor Portion of THINK Trial as of December 31, 2018

	THINK without preconditioning									THINK CyFlu with preconditioning
	DL-1 3x10[8] N=4			DL-2 1x10[9] N=4			DL-3 3x10[9] N=6			3x10[8] N=2
	All grades	Grade 3	Grade 4	All grades	Grade 3	Grade 4	All grades	Grade 3	Grade 4	All grades	Grade 3	Grade 4
Adverse Event (AE) Preferred Term Total pts with at least ≥1 related AE (%) *	4 (100)	1 (25.0)	—	4 (100)	1 (25.0)	—	5 (83.3)	2 (33.3)	1 (16.7)	2 (100)	—	—
Cytokine release syndrome (CRS)	—	—	—	3 (75.0)	1 (25.0)	—	4 (66.7)	—	1 (16.7)	2 (100)	—	—
Pyrexia	3 (75.0)	—	—	2 (50.0)	—	—	1 (16.7)	—	—	2 (100)	—	—
Chills	1 (25.0)	1 (25.0)	—	—	—	—	1 (16.7)	—	—	1 (50)	—	—
Infusion related reaction	1 (25.0)	—	—	—	—	—	—	—	—	—	—	—
Hot flush	1 (25.0)	—	—	—	—	—	1 (16.7)	—	—	—	—	—
Headache	1 (25.0)	—	—	—	—	—	2 (33.3)	—	—	—	—	—
Dyspnoea	—	—	—	1 (25.0)	—	—	1 (16.7)	1 (16.7)	—	—	—	—
Acute respiratory distress syndrome	—	—	—	—	—	—	1 (16.7)	—	1 (16.7)	—	—	—
Vomiting	2 (50.0)	—	—	—	—	—	—	—	—	1 (50)	—	—
Nausea	2 (50.0)	—	—	1 (25.0)	—	—	1 (16.7)	—	—	1 (50)	—	—
Decreased appetite	1 (25.0)	—	—	2 (50.0)	—	—	—	—	—	—	—	—
Fatigue	4 (100)	—	—	1 (25.0)	—	—	2 (33.3)	—	—	—	—	—
Myalgia	—	—	—	1 (25.0)	—	—	1 (16.7)	—	—	—	—	—
Blood pressure decreased	—	—	—	—	—	—	1 (16.7)	—	—	1(50.0)	—	—
Dry mouth	1 (25.0)	—	—	—	—	—	—	—	—	—	—	—
Erythema	1 (25.0)	—	—	—	—	—	—	—	—	—	—	—
Anaemia	—	—	—	—	—	—	—	—	—	—	—	—
Alanine aminotransferase increased	—	—	—	—	—	—	1 (16.7)	1 (16.7)	—	—	—	—
Lymphocyte count decreased	—	—	—	—	—	—	1 (16.7)	—	1 (16.7)	—	—	—

Nature of Interim Data

It should be noted that the interim data summarized above are current as of December 31, 2018 and are preliminary in nature. As of the date of this Annual Report, our THINK trial is not yet complete.

Additional Clinical Development for CYAD-01

AML Clinical Development Program

AML is one of the deadliest cancers in hematological malignancies, with a five-year survival rate of 27.4%. Currently the only available potentially curative therapy for AML is allogenic HSCT. However, this approach has significant limitations, including difficulties in finding appropriate genetically-matched donors and the risk of transplant-related rejection, graft-versus-host disease, or GVHD, and mortality, and is therefore typically only available on a limited basis. First line therapies can result in a complete response, but the risk of relapse is high. Until 2017, there were no therapies approved by the U.S. Food and Drug Administration, or FDA, for relapsed refractory patients. Based on data from the National Cancer Institute (NCI), the incidence of AML in the United States was approximately 19,520 new cases in 2018.

As an initial matter, as we seek to complete the schedule optimization of the hematological malignancy arm of the THINK trial, we plan to recruit only AML and MDS patients. Based on the encouraging interim results of the THINK trial, we are currently exploring and intend to further explore the administration of CYAD-01 in AML and MDS patients.

DEPLETHINK Phase 1 Clinical Trial

In October 2018, we initiated a new Phase 1 clinical trial in AML and MDS patients that will evaluate the administration of CYAD-01 after patients have undergone a conventional chemotherapy preconditioning program, which is intended to provide an environment for the engineered T cells to thrive, and could result in a higher rate of objective response. However, because chemotherapy preconditioning can lead to undesirable side effects, we expect that a proper risk-benefit ratio will be considered and contrasted with a monotherapy approach as we progress this program into later stages of clinical development.

The trial, referred to as DEPLETHINK (LymphoDEPLEtion and THerapeutic Immunotherapy With NKR-2) was initiated in October 2018. The open-label, dose-escalation trial will evaluate a single injection of CYAD-01 following treatment with the standard low-intensity preconditioning regimen of cyclophosphamide (300 mg/m²) and fludarabine (30 mg/m²), or CyFlu. The trial includes two different intervals between lymphodepletion and administration of CYAD-01. In addition, the trial will evaluate two dose levels of CYAD-01 including 100 million and 300 million cells per injection, respectively. Following disease assessment at day 35, patients presenting no signs of progression are eligible to receive a cycle of three CYAD-01 injections without preconditioning with two-week intervals at their initial dose levels. The study will enroll up to 21 patients (dose escalation and expansion phases). The primary endpoint of the trial is safety and secondary endpoints include clinical activity and pharmacokinetics.

In December 2018, we reported initial data from the first cohort of the trial, in which the administration of CYAD-01 following the preconditioning regimen of cyclophosphamide and fludarabine was well-tolerated, with no dose-limiting toxicity or treatment-related grade 3 or above adverse events observed. Based on these preliminary safety data, enrollment has been initiated in the second cohort of the trial. As of the date of this Annual Report we have added a fourth cohort to the trial which will evaluate a single administration of 1 billion cells per injection.

CRC Clinical Development Program

CRC is the third most diagnosed cancer and the second in terms of deaths. The median progression free survival rate of patients treated with the current standards of care (regorafinib or trifluridine/tipiracil) is between 1.9 and 3.2 months. We estimate the incidence of CRC in the United States is approximately 134,000 new cases per year.

Based on the encouraging interim results of the THINK trial, we are currently exploring the administration of CYAD-01 in CRC patients.

SHRINK Phase 1 Clinical Trial

In May 2018, we enrolled our first patient into the dose-escalation Phase 1 SHRINK (Standard cHemotherapy Regimen and Immunotherapyy with NKR-2) trial. SHRINK is designed to assess the safety and clinical activity of multiple administrations of CYAD-01 concurrently with a conventional chemotherapy for CRC called FOLFOX (a combination of 5-fluorouracil, leucovorin and oxaliplatin) as first line therapy, with the goal of reducing liver metastasis and allowing for surgical resection. Patients will receive six cycles of FOLFOX chemotherapy every two weeks and three administrations of CYAD-01 every two weeks 48 hours after the end of chemotherapy at cycles two, three and four. Based upon initial assessment of clinical activity, patients could be eligible to receive three additional administrations of CYAD-01 at the same dose level. The trial will enroll up to 36 patients (dose escalation and expansion phases). This trial is being conducted outside the United States and is currently open for enrollment.

As of the date of this Annual Report, interim results from the first cohort of patients based on response evaluation criteria in solid tumors (RECIST) from dose level 1 of the trial confirmed one patient achieved a partial response and two patients experienced disease stabilization. In addition, concurrent treatment of CYAD-01 with FOLFOX chemotherapy appears to be well tolerated, with no occurrence of SAEs nor increase in treatment-related AEs rate.

LINK Phase 1 Clinical Trial

In July 2017, we initiated the LINK trial (Locoregional Immunotherapy with NKR-2), a Phase 1 trial designed to assess the safety and clinical activity of multiple administrations of CYAD-01 in the hepatic artery in CRC patients with primarily liver metastasis. Following a strategic review of the CYAD-01 program in CRC, we have decided to stop enrollment of the LINK trial in January 2019.

Next-Generation, Autologous, Preclinical NKG2D-based CAR-Ts

Over the past year we have continued to explore opportunities to enhance the characteristics of CYAD-01, including increasing the persistence of the product candidate as well as the product candidate’s ability to infiltrate the tumor and combat the hostile tumor microenvironment. This has led to the preclinical candidates CYAD-02 and CYAD-03. CYAD-2 includes the addition of a short hairpin RNA to target NKG2D ligand MICA and MICB, while CYAD-03 incorporates cytokines to the NKG2D-based CAR-T. We continue to further evaluate these preclinical candidates through 2019, which could lead to potential IND filings over the next 12 to 18 months.

Allogenic Platform—TCR Inhibiting Molecule (TIM)

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

Clinical Development Program for CYAD-101

Background on CYAD-101

CYAD-101 is an investigational, non-gene edited, allogeneic (donor derived) CAR-T therapy that co-expresses the chimeric antigen receptor NKG2D found in our CYAD-01 clinical candidate with the novel inhibitory peptide TIM (T cell receptor [TCR] Inhibiting Molecule). TCR signaling is responsible for Graft versus Host Disease (GvHD) and the expression of TIM reduces signaling of the TCR complex and could therefore reduce or eliminate GvHD in patients treated with CYAD-101.

alloSHRINK Phase 1 Clinical Trial

In November 2018, we initiated the open-label, dose-escalation, Phase 1 alloSHRINK trial evaluating our non-gene edited allogeneic CAR-T product candidate, CYAD-101, administered concurrently with FOLFOX chemotherapy in the treatment of patients with unresectable metastatic CRC. Patients will receive six cycles of FOLFOX chemotherapy every two weeks and three administrations of CYAD-101 every two weeks 48 hours after the initiation of chemotherapy cycles one, two and three. The three dose levels to be evaluated are 100 million, 300 million and 1 billion cells per injection, respectively. The Phase I dose-escalation segment will enroll a maximum of 18 patients. The primary endpoint of the study is safety and tolerability.

Allogenic Platform—short hairpin RNA (shRNA)Seasonality

Our business is currently not materially affected by seasonality.

Manufacturing

We recently modified the manufacturing process we use to produce our CYAD-01 drug product candidate, in order to significantly increase the yield of T cell expansion in the drug product candidate we produce, while at the same time aiming to reduce process complexity and cost.

Until late 2017, our CYAD-01 drug product candidate was manufactured using a process, which we refer to as the LY process, intended to reduce the co-expression of NKG2D and stress ligands induced by the manufacturing process. However, this reduction of the co-expression was not sufficient, especially at higher doses, and yielded a higher than anticipated fratricide effect; that is, the expressed T cells in the drug product candidate would kill each other or kill themselves. As a result, the LY process failed to consistently produce the required number of T cells in the drug product candidate, resulting in some cases in our inability to manufacture drug product candidate consistent with the protocol for our THINK trial. All 15 patients treated in the THINK trial as of December 31, 2017 were treated with drug product manufactured using the LY process. Of these 15 patients, 10 were dosed at the per-protocol intended dose and five were treated at a dose lower than the per-protocol intended dose due to our inability to obtain sufficient cell numbers in the drug product candidate using this manufacturing method.

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

The first patient in our THINK trial to be administered drug product candidate manufactured using the mAb process was treated in late January 2018. Throughout 2018, all patients treated with CYAD-01 were administered drug product candidate manufactured using the mAb process and no critical safety issues related to the cell therapy have been reported. There can be no assurance that drug product candidate manufactured using the mAb process will have similar or improved safety and clinical activity compared to drug product candidate manufactured using the LY manufacturing process.

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

Amended Dartmouth License

As described above, as a result of our acquisition of all of the outstanding membership interests of OnCyte and the asset purchase agreement among us, Celdara and OnCyte, OnCyte became our wholly-owned subsidiary and acquired certain data, protocols, regulatory documents and intellectual property, including the rights and obligations under two license agreements between OnCyte and Dartmouth. The first of these two license agreements concerned patent rights related, in part, to methods for treating cancer involving chimeric NK and NKP30 receptor targeted therapeutics and T cell receptor-deficient T cell compositions in treating tumor, infection, GVHD, transplant and radiation sickness, or the CAR-T License, and the second of these two license agreements concerned patent rights related, in part, to anti-B7-H6 antibody, fusion proteins and methods of using the same, or the B7H6 License. On August 2, 2017, OnCyte and Dartmouth entered into an amendment agreement in order to combine OnCyte’s rights under B7H6 Agreement with OnCyte’s rights under the CAR-T License, resulting in the termination of the B7H6 License, and in order to make certain other changes to the agreement. In connection with the amendment, OnCyte paid Dartmouth a non-refundable, non-creditable amendment fee in the amount of $2.0 million, charged to the income statement of 2017 as part of the costs of the amendments of the Celdara Medical and Dartmouth College agreements.

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

ONO Pharmaceuticals

On July 11, 2016, we entered into a license and collaboration agreement, or the License and Collaboration Agreement, with ONO Pharmaceuticals Co., Ltd., or ONO, in connection with which we granted ONO an exclusive license for the development, manufacture and commercialization of allogenic products incorporating our NKR-T cell technology in Japan, Korea and Taiwan. Under the terms of the collaboration, ONO is solely responsible for and bears all costs incurred in the research, development and commercialization of such products in its geographies. In addition, we granted ONO an exclusive option to obtain an exclusive license to develop, manufacture and commercialize autologous products incorporating our autologous CAR-T NKR-2 cell technology in Japan, Korea and Taiwan.

On November 27, 2018, Ono Pharmaceuticals Co., Ltd. notified us of its decision to terminate the License and Collaboration Agreement.

Novartis

In May 2017, we announced that we had entered into a non-exclusive license agreement with Novartis International AG, or Novartis, regarding U.S. patents related to allogeneic CAR-T cells. The agreement includes our intellectual property rights under U.S. Patent No. 9,181,527. This agreement is related to two undisclosed targets currently under development by Novartis. Under the terms of the agreement, we received an upfront payment of $4 million and is eligible to receive additional milestone payments in aggregate amounts of up to $92 million. In addition, we are eligible to receive royalties based on net sales of the licensed target associated products at percentages in the single digits. We retain all rights to grant further licenses to third parties for the use of allogeneic CAR-T cells.

Horizon Discovery Group

In 2018, we signed exclusive agreements with Horizon Discovery Group plc, for the use of its shRNA technology to generate our second non-gene-edited allogeneic platform. Data from preclinical studies have demonstrated the versatility of the shRNA platform in the allogeneic setting and may pave the way for the next steps in the development of our differentiated non-gene-edited allogeneic approach to CAR-T cell therapy.

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

NKR-T Cell Platform Patents

As of February 28, 2019, our CAR T-cell portfolio includes four patent families exclusively licensed to us by Dartmouth. This portfolio includes eleven issued U.S. patents; eight pending U.S. patent applications; and 13 foreign patent applications pending in jurisdictions including Australia, Brazil, Canada, China, Europe, Hong Kong, India, Japan, Mexico and Russia. These patents and patent applications relate to specific chimeric antigen receptors and to T-cell receptor deficient T-cells, and are further detailed below.

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

A fourth patent family relates to T-cell receptor-deficient compositions. T-cell receptor, or TCR, deficient human T-cells could be particularly useful to generate allogeneic CAR-T cells. The family includes members that relate to the concept (irrespective of the way the T-cell is made TCR deficient), as well as members describing specific ways of making the cells TCR deficient. There are seven granted U.S. patents in this family (US 9,181,527;US 9,273,283; US9,663,763; US9,822,340; US9,821,011; US 9,938,497; and US 9,957,480), as well as five further pending US applications and ten applications in other jurisdictions.

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

CAR T-Cell Therapy

Early results from clinical trials have fueled continued interest in CAR T-cell therapies and our competitors as of the date of this Annual Report include Adaptimmune Therapeutics plc, Allogene Therapeutics Inc., Atara Biotherapeutics, Inc., Autolus Therapeutics plc, Bellicum Pharmaceuticals, Inc., bluebird bio, Inc., Celgene Corporation, Cellectis S.A., Cellular Biomedicine Group, Fate Therapeutics, Inc., CRISPR Therapeutics, Inc.,

Gilead Sciences Inc, Legend Biotech USA, Inc., Mustang Bio, Inc., NantKwest, Inc., Nkarta Therapeutics, Inc., Novartis AG, Poseida Therapeutics, Inc., Precigen, Inc. Precision Biosciences, Inc., Servier Laboratories Limited, TCR2 Therapeutics, Inc., Unum Therapeutics, Inc., and Ziopharm Oncology, Inc.

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

Clinical Trials

Similar to the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the European Union clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the European Union, the European Union Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the Member State regimes. To improve the current system, a new Regulation No. 536/2014, or the Regulation, on clinical trials on medicinal drug product candidates for human use, which repealed Directive 2001/20/EC, was adopted on April 16, 2014, and published in the European Official Journal on May 27, 2014. The new Regulation aims at harmonizing and streamlining the clinical trials authorization process, simplifying adverse event reporting procedures, improving the supervision of clinical trials, and increasing their transparency. The new Regulation entered into force on June 16, 2014, but the timing of its application depends on the development of a fully functional EU clinical trials portal and database. The Regulation becomes applicable six months after the European Commission publishes a notice of this confirmation. According to the latest information publicly available, the entry into application of the Regulation is currently estimated to occur in 2019. So far, however, such confirmation has not been published. Until then the Clinical Trials Directive 2001/20/EC will still apply. In addition, the transitory provisions of the new Regulation offer the sponsors the possibility to choose between the requirements of the Directive and the Regulation if the request for authorization of a clinical trial is submitted between 6 and 18 months after publication of the confirmation by the Commission that the clinical trials portal and database is functional. In that case, the clinical continues to be governed by the Directive until 42 months after the date of the publication.

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

There are two types of marketing authorizations:

The Centralized MA, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the European Medicines Agency, or EMA, and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicines such as gene-therapy, somatic cell-therapy or tissue-engineered medicines, and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions, and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which is in the interest of public health in the European Union.

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

Marketing Authorization Application

Following positive completion of clinical trials, pharmaceutical companies can submit a MA application. The MA application shall include all information that is relevant to the evaluation of the medicinal products, whether favorable or unfavorable. The application dossier must include, among other things, the results of pharmaceutical (physicochemical, biological, or microbiological) tests, preclinical (toxicological and pharmacological) tests, and clinical trials, including the therapeutic indications, contra-indications, and adverse reactions, and the recommended dosing regimen or posology.

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

Early Access Mechanisms

Several schemes exist in the EU to support earlier access to new medicines falling within the scope of the Centralized Procedure, in particular (i) accelerated assessment; (ii) conditional MAs; and (iii) MAs granted under exceptional circumstances.

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

Supplementary Protection Certificates and Data/market Exclusivity

In Europe, the extension of effective patent term to compensate originator pharmaceutical companies for the period between the filing of an application for a patent for a new medicinal product and the first MA for such product, has been achieved by means of a Supplementary Protection Certificate (SPC) which can be applied for by the originator pharmaceutical company within six months from the granting of the first MA and comes into effect on expiry of the basic patent. Such SPC attaches only to the active ingredient of the medicinal product for which the MA has been granted. The SPC for an active ingredient has a single last potential expiry date throughout the EEA, and cannot last for more than five years from the date on which it takes effect (i.e., patent expiry). Furthermore, the overall duration of protection afforded by a patent and a SPC cannot exceed 15 years from the first MA. The duration of a medicinal product SPC can be extended by a single six-month period, or pediatric extension, when all studies in accordance with a pediatric investigation plan, or PIP, have been carried out.

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

The current rules also provide for a system of obligations and rewards and incentives intended to facilitate the development and accessibility of pediatric medicinal products, and to ensure that such products are subject to high quality ethical research. Pursuant to such rules, pharmaceutical companies are often required to submit a Pediatric Investigation Plan, or PIP, at a relatively early stage of product development, which defines the pediatric studies to be completed before a MA application can be submitted. Upon completion of the studies in the agreed PIP, we may be entitled to a “reward”, i.e., the afore-mentioned 6-month pediatric extension of the SPC for non-orphan medicinal products; or a two-year extension of the 10-year marketing exclusivity period for orphan medicines.

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

For example, the ACA, enacted in March 2010, has had a significant impact on the health care industry. The ACA has expanded coverage for the uninsured while at the same time containing overall healthcare costs. With regard to pharmaceutical products, among other things, the ACA expanded and increased industry rebates for drugs covered under Medicaid programs and made changes to the coverage requirements under the Medicare Part D program.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, started in April 2013 and will stay in effect through 2027 unless additional Congressional action is taken. On January 2, 2013, then-President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

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

The pricing and reimbursement level for medicinal products will depend on the strength of the clinical data set and, as for most novel therapies, restrictions may apply. In most countries, national competent authorities ensure that the prices of registered medicinal products sold in their territory are not excessive. In making this judgment, they usually compare the proposed national price either to prices of existing treatments and/or to prices of the product at issue in other countries—so-called “international reference pricing”—also taking into account the type of treatment (preventive, curative or symptomatic), the degree of innovation, the therapeutic breakthrough, volume of sales, sales forecast, size of the target population and/or the improvement (including cost savings) over comparable treatments. Given the growing burden of medical treatments on national healthcare budgets, reimbursement and insurance coverage is an important determinant of the accessibility of medicines.

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

C. Organizational Structure.

We and our subsidiaries, or the Group, is made of the following entities as of December 31, 2018. The following diagram illustrates our corporate structure.

Name	Country of Incorporation and Place of Business	Nature of Business	Proportion of ordinary shares directly held by parent (%)	Proportion of ordinary shares held by the group (%)	Proportion of ordinary shares held by non-controlling interests (%)
Celyad SA	BE	Biopharma	Parent company
Celyad Inc.	US	Biopharma	100%	100%	0%
Biological Manufacturing Services SA	BE	Manufacturing	100%	100%	0%
CorQuest Medical, Inc.	US	Medical Device	100%	100%	0%

See “Item 4.A.—History and Development of the Company.”

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

On May 17, 2016, we acquired 100% of Biological Manufacturing Services SA, or BMS. BMS owns GMP laboratories and had rented its laboratories to us since 2009. Before this acquisition, BMS was considered as a related party to us.

In July 2016, we granted ONO Pharmaceutical Co. Ltd., or ONO, a leading Japanese immuno-oncology company, an exclusive license for the development and commercialization of our allogeneic CYAD-01 immunotherapy. On 27 November, 2018, ONO has notified us of its decision to terminate the exclusive license with immediate effect, in accordance with contract terms. .

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

In 2018, we signed exclusive agreements with Horizon Discovery Group plc, for the use of its shRNA technology to generate our second non-gene-edited allogeneic platform. Data from preclinical studies have demonstrated the versatility of the shRNA platform in the allogeneic setting and may pave the way for the next steps in the development of our differentiated non-gene-edited allogeneic approach to CAR-T cell therapy.

As of December 31, 2018, we have been funded through the following transactions:

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

•

proceeds of €46.1 million from our global offering of 2,070,000 ordinary shares, consisting of an underwritten public offering of 568,500 ordinary shares in the form of ADSs and 1,501,500 ordinary shares, in May 2018.

•	proceeds of €23.7 million from recoverable cash advances, or RCAs, granted by Walloon Region government, a non-dilutive financing source.

We have incurred net losses in each year since our inception. Substantially all of our net losses have resulted from costs incurred in connection with our research and development programs and from general and administration expenses associated with our operations. For the years ended December 31, 2018, 2017 and 2016, we incurred a loss for the year of €37.4 million, €56.4 million and, €23.6 million respectively. As of December 31, 2018, we had an accumulated deficit of €217.8 million. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially in connection with our ongoing activities, as we:

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

Our financial statements for 2016, 2017 and 2018 have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Financial Operations Overview

A. Operating Results

Our operating income consists of revenues and other income.

Revenues

For the periods presented in this Annual Report, the revenues we generated were composed of:

•	Licensing agreements with external biopharmaceutical partners: Mesoblast (revenue 2018), Novartis (revenue 2017) and ONO (revenue 2016) ;

•	A services agreement with ONO (revenue 2018); and

•

Third-party sales of C-Cathez medical devices (revenue 2017 and 2016). The development and commercialization of this device have been assigned to Mesoblast, through an exclusive license agreement signed in May 2018. Therefore, these medical devices sales did not repeat in 2018.

Licensing Revenues

In 2018, the Group has entered into an exclusive license agreement with Mesoblast Ltd., an Australian biotechnology company, to develop and commercialize Celyad’s intellectual property rights relating to C-Cathez, an intra-myocardial injection catheter. The license agreement foresees a transaction price broken down between a non-refundable upfront payment (amounting to $1.0 million) and variable consideration (of up to $17.5 million) related to future regulatory- and commercial-based milestones. From the above, a total amount of €2.4 million was qualifying for revenue recognition at year-end 2018. The remaining contingent milestone payments will not be recognized until it becomes highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

For the year 2018, the Group posted additional revenue of €0.7 million, referring to a non-clinical supply agreement (time & material type of contract) with ONO Pharmaceutical Co., Ltd. The revenue reported reflects the services delivered for the year, consisting in performing cell production and animal experiments requested by Ono. This agreement has been completed at year-end, and no performance obligations remain outstanding.

In 2017, we received an upfront fee of $4.0 million associated to the license agreement signed with Novartis. The non-exclusive license agreement includes Celyad’s intellectual property rights under U.S. patents related to allogeneic CAR-T cells. This agreement is related to two undisclosed targets currently under development by Novartis. Under its terms, Celyad received an upfront payment and is eligible to receive payments in aggregate amounts of up to $96 million. In addition, Celyad is eligible to receive royalties based on net sales of the licensed target associated products at percentages in the single digits. Celyad retains all rights to grant further licenses to third parties for the use of allogeneic CAR-T cells. The revenue amount booked in 2017 corresponds to the upfront payment received from Novartis. The 15% sub-license fee owed to Dartmouth College, the inventor of the CAR-T NKR platform in-licensed by Celyad in January 2015, is reported within Cost of Sales for the year 2017.

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

Cost of sales

For the year 2017, costs of sales include an amount of $0.6 million, which represents the above-mentioned 15% sub-license fee on the Novartis upfront fee, owed to Dartmouth College.

For the years 2017 and 2016, costs of sales were also related to the cost of manufacturing our medical device C-Cathez, whose development and commercialization has been assigned to Mesoblast Ltd., since May 2018.

Research and Development expenses

Research and development expenses amounted to €23.6 million, €22.9 million and €27.7 million for the years ended December 31, 2018, 2017 and 2016, respectively, and represented 69%, 71% and 74% of our total R&D and G&A operating expenses. For the periods presented in this report, research and development expenses gathered all operating expenses of the Group, except the general and administrative expenses. It included all the costs related to our operations in the following departments; research and development, clinical, manufacturing, regulatory, quality and intellectual property.

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

Salaries represented the biggest cost by nature within our operations over the last three years. We at Celyad have the strategy to internalize all operations when they become material or critical to our operations. We subcontract all one-time projects, or tasks that cannot be taken in house for quality or regulatory purposes. Other important costs of our operations are our preclinical studies, clinical studies, scale-up and automation of the production processes.

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

For the periods presented in this report, the manufacturing expenses included the costs to manufacture our product candidates, namely CYAD-01 (as from the year 2016), CYAD-101 (as from the year 2018) and C-Cure (until the year 2016) and the costs associated to the process development of such product candidates, including the scale-up and the automation of such processes. These costs are mainly comprised of production raw material and supplies, maintenance and calibration charges of equipment and the rental of Good Manufacturing Practices laboratory facilities. Raw materials are the main component to the current cost of production of CYAD-01 / CTAD-101 and will remain as such in the future as they are closely associated to the production of clinical batches. Most of our raw material suppliers are large companies, and pursuant to our internal procedures, we are trying to have an alternative supplier for each critical material, to limit risk of disruption and price sensitivity.

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

General and administrative expenses

General and administrative expenses represented 31%, 29% and 26% of our total R&D and G&A operating expenses for the years ended December 31, 2018, 2017 and 2016, respectively.

Our general and administrative expenses consist primarily of salaries, fees and other share-based compensation costs for personnel in executive, finance and accounting, people, communication and legal functions. It also includes costs related to professional fees for auditors and lawyers, consulting fees not related to research and development operations, and fees related to functions that are outsourced by us such as information technology, or IT. After having hired a Chief Legal Officer in 2016, general and administrative expenses are expected to remain on an increase trend in the near future with the expansion of our executive management team to include new personnel responsible for Communications & Corporate Strategy, IT, Sales and Marketing, as well as with the additional responsibilities related to becoming a U.S. public company.

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

Other income

For the periods presented in this Annual Report, our other income is primarily generated from :

(i)	government grants received either from the Regional government, or Walloon Region, in the form of RCAs or from the European Commission under the Seventh Framework Program (FP7); or

(ii)	R&D tax credit

Recoverable Cash Advances

RCAs support specific development programs and are typically granted by regional governmental entities, and in our case, the Walloon Region. All RCA contracts, in essence, consist of three phases, i.e., the “research phase”, the “decision phase” and the “exploitation phase”. During the research phase, we receive funds from the Walloon Region based on statements of expenses. In accordance with IAS 20.10A and IFRS Interpretations Committee’s, or IC’s, conclusion that contingently repayable cash received from a government to finance a research and development project is a financial liability under IAS 32, ‘Financial instruments; Presentation’, the RCAs are initially recognized as a financial liability at fair value, determined as per IFRS 9. The benefit (RCA grant component) consisting in the difference between the cash received (RCA proceeds) and the above-mentioned financial liability’s fair value (RCA liability component) is treated as a government grant in accordance with IAS 20.

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

Since inception through December 31, 2018, we have banked subsidies RCAs totaling €23.7 million. In 2019, we will be required to make exploitation decisions on our remaining outstanding RCAs related to the CAR-T platform.

Other Government Grants

Since inception, we have also received other types of grants from European Commission and Walloon Region authorities and we expect to continue to apply for such grants (EU framework programs for research and development, investment subsidies, sales-promotion subsidies, etc.). These grants are used to partially finance early stage projects such as fundamental research, applied research and prototype design.

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

R&D tax credit

Since financial year 2013, the Company applies for R&D tax credit, a tax incentive measure for European SME’s set-up by the Belgian federal government. When incurring R&D spend, the Company may either i) get a reduction of its taxable income (at current income tax rate applicable); or ii) if no sufficient taxable income is available, apply for the refund of the unutilized tax credits, calculated on the R&D expenses amount for the year. Such settlement occurs at the earliest 5 financial years after the tax credit application filed by the Company.

In 2017, the Company recognized in this respect, for the first time, a receivable on the amounts to collect from the federal government (€1.2 million income), including a one-off catch-up effect. A further tax credit income (€0.3 million) has been recorded for the year 2018, which is restricted to a base increment for the current year. Collection of the research and development tax credits is expected as from financial year 2020.

Other expenses

For the year 2018, the Group’s other expenses mainly refer to non-cash expenses relating to liability remeasurement required by IFRS:

i)	the amortized cost remeasurement of the recoverable cash advances liability (non-cash expense of €1.0 million);

ii)	the change in fair value of the contingent consideration and other financial liabilities (non-cash expense of €5.6 million).

The increase in these liabilities reflects both the advancement in 2018 to the allogeneic CAR-T NKG2D program (CYAD-101 product candidate) as well as the management’s higher estimate for overall future commercial revenue (risk-adjusted).

Finance income

Finance income relates to interest income earned on bank accounts and from currency exchange rate differences. Our cash and cash equivalents have been deposited primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a modest amount of interest income. We expect to continue this investment philosophy.

Finance expenses

Finance expenses relate to interest payable on bank or governmental loans (RCA’s), finance leases, and overdrafts, as well as currency exchange rate differences.

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

Comparisons for the Years Ended December 31, 2018 and 2017

Revenues

	For the year ended December 31,
(€’000)	2018	2017
Out-licensing revenue	2,399	3,505
C-CathEZ sales	—	35
Other revenue	716	—

Total	3,115	3,540

Total revenue amounts to €3.1 million for the year 2018. Revenue reported refer to:

i)

the exclusive license agreement signed by the Group with Mesoblast Ltd., an Australian biotechnology company, focused on the development and commercialization of Celyad’s intellectual property rights related to C-CathEZ, an intra-myocardial injection catheter. This agreement involved a transaction amount split between upfront and contingent milestone payments. A total amount of €2.4 million qualified for top-line revenue recognition at December 31, 2018, out of which, €0.8 million has been settled at year-end.

ii)

the non-clinical supply agreement concluded with ONO Pharmaceutical Co., Ltd. with respect to the development of product candidate CYAD-101 for their licensed territories. The agreement with ONO was time and material driven, involved performing cell production and animal experiments requested by ONO, and has been completed at year-end, generating a revenue of €0.7 million in 2018. As ONO decided to terminate the license and collaboration agreement for strategic and business reasons, there was no milestone payment received from ONO during the year 2018 with regards to advancement of CYAD-101 into the clinic. As a result, Celyad has recovered worldwide development and commercialization rights to CYAD-101.

For the previous year, total revenue amounted to €3.5 million and corresponded to the non-refundable upfront payment received from Novartis, within the framework of the non-exclusive license agreement signed in May 2017. This upfront payment has been fully recognized upon receipt as there were no performance obligations nor subsequent deliverables associated with the payment.

In 2017, the total revenue generated with our medical device C-Cathez amounted to €35,000.

Cost of sales

	For the year ended December 31,
(€’000)	2018	2017
In-licensing cost of sales	—	(515)
C-Cathez cost of sales	—	—

Total Cost of Sales	—	(515)

For the year 2017, costs of sales included an amount of €0.5 million, which represents the 15% sub-license fee owed to Dartmouth College on the above-mentioned Novartis upfront payment.

Research and development expenses

	For the year ended December 31,
(€’000)	2018	2017
Salaries	7,902	7,007
Share-based payments	1,264	862
Travel and living	466	359
Pre-clinical studies	2,945	1,995
Clinical studies	3,656	3,023
Raw materials & consumables	2,770	1,825
Delivery systems	117	430
Consulting fees	1,663	1,522
External collaborations	110	885
IP filing and maintenance fees	397	513
Scale-up & automation	23	1,892
Rent and utilities	651	371
Depreciation and amortization	848	1,488
Other costs	765	735

Total Research and Development expenses	23,577	22,908

R&D expenses show a net increase year-on-year, which reflects the organic growth of the Company’s operations, for both pre-clinical and clinical activities. The underlying operational staff headcount increased by 15% compared to prior year. Scale-up and automation budget has been carried forward to 2019. The absence of amortization expenses relating to C-Cure and Corquest assets (as a consequence of their full impairment recorded at year-end 2017) explains the lower level of depreciation & amortization expense compared to prior year.

The vast majority (€23.2 million in 2018 and €20.0 million in 2017) of the research and development expenses were dedicated to the development of the immune-oncology programs, namely our CAR-T platform. In 2017, the research and development expenses associated to the cardiology programs (€2.9 million) related to the follow-up and completion costs of CHART-1 clinical study.

General and administrative expenses

	For the year ended December 31,
(€’000)	2018	2017
Employee expenses	3,312	2,630
Share-based payments	2,331	1,707
Rent	1,097	1,053
Communication & Marketing	676	761
Consulting fees	2,192	2,227
Travel & Living	253	211
Post-employment benefits	(3)	—
Depreciation	267	229
Other	263	490

Total General and administration	10,387	9,308

General and administrative expenses increased by €1.1 million at €10.4 million in 2018 as compared to €9.3 million in 2017. This increase relates primarily to the share-based payments expense associated to the vesting of the warrant plan issued mid-2017 (non-cash expense recorded in accordance with IFRS 2 standard).

Other income and expenses

	For the year ended December 31,
(€’000)	2018	2017
Remeasurement of contingent consideration	5,604	—
Clinical Development milestone payment	1,372	—
Remeasurement of RCA’s	998	—
Fair value adjustment on securities	182	—
Other	243	41

Total Other Expenses	8,399	41

	For the year ended December 31,
(€’000)	2018	2017
Grant income (RCA’s)	768	824
Grant income (Other)	—	56
Remeasurement of RCA’s	—	396
Remeasurement of contingent consideration	—	193
R&D tax credit	310	1,161

Total Other Income	1,078	2,630

The Group’s other income is associated with grants received from the Regional government in the form of recoverable cash advances (RCAs), and to R&D tax credit income:

–	with respect to grant income, the Group posts a revenue in line with last year at €0.8 million;

–

with respect to R&D tax credit, the Company recognized prior year for the first time a receivable on the amounts to collect from the federal government (€1.2 million income posted in 2017), including a one-off catch-up effect. The decrease for the current year income is predicated on a R&D tax credit recorded (€0.3 million), which is restricted to a base increment in 2018.

For the year 2018, the Group’s other expenses mainly refer to non-cash expenses relating to remeasurement required by IFRS:

–	the amortized cost remeasurement of the recoverable cash advances liability (non-cash expense of €1.0 million);

–	the change in fair value of the contingent consideration and other financial liabilities (non-cash expense of €5.6 million).

The increase in these liabilities reflects both the advancement in 2018 to the allogeneic CAR-T NKG2D program (CYAD-101 product candidate) as well as the management’s higher estimate for overall future commercial revenue (risk-adjusted).

Non-recurring operating income and expenses

	For the year ended December 31,
(€’000)	2018	2017
Amendment of Celdara Medical and Dartmouth College agreements	—	(24,341)

C-Cure IP asset impairment expense	—	(6,045)
C-Cure RCA reversal income	—	5,356
Corquest IP asset impairment expenses	—	(1,244)

Write-off C-Cure and Corquest assets and derecognition of related liabilities	—	(1,932)

Total Non-Recurring Operating expenses	—	(26,273)

For the previous year, the Group recognized non-recurring expenses related to the amendment of the agreements with Celdara Medical LLC and Dartmouth College and the write-off of the C-Cure and Corquest assets and liabilities (respectively for €24.3 million, €0.7 million and €1.2 million). No such non-recurring items are reported in the income statement of 2018.

Operating loss

At year-end 2018, the loss from operations before financial results and taxes amounted to €38.2 million versus €52.9 million in 2017.

Financial income and financial expenses

	For the year ended December 31,
(€’000)	2018	2017
Interest finance leases	18	18
Interest on overdrafts and other finance costs	29	36
Interest on RCA’s	15	90
Foreign Exchange differences	—	4,309

Finance expenses	62	4,453

Interest income bank account	308	927
Foreign Exchange differences	387
Other financial income	109	6

Finance income	804	934

Net Financial result	743	(3,519)

Financial result refers mainly to interest income on short-term investments (reported as financial income) and foreign exchange differences. Due to the depreciation of the USD compared to EUR in the previous year, the Group recognized a loss on foreign exchange differences of €4.3 million for the year 2017. For the year 2018, the gain on foreign exchange differences amounts to €0.4 million, driving the improvement in our financial net result of €4.3 million.

Income taxes

As we incurred losses in all the relevant periods, we had no taxable income and therefore incurred no corporate taxes.

Loss for the year

As a result of the foregoing, the net loss for the financial year 2018 amounts to €37.4 million versus a net loss of €56.4 million for the prior year.

Comparisons for the Years Ended December 31, 2017 and 2016

Revenues

	For the year ended December 31,
(€’000)	2017	2016
Out-licensing revenue (non-refundable upfront payment)	3,505	9,929
C-Cathez sales	35	83
Other revenue	—	—

	3,540	10,012

Total revenues amounted to €3.5 million in 2017 and corresponded to the non-refundable upfront payment received from Novartis, as a result of the non-exclusive license agreement signed in June 2017. This upfront payment has been fully recognized upon receipt as there are no performance obligations nor subsequent deliverables associated with the payment. The revenues of 2016 corresponded to the payment received from ONO under the exclusive license agreement signed in July 2016. There was no milestone received from ONO in 2017. In 2017, the total revenue generated with C-Cathez amounted to €35,000 compared to €83,000 in 2016. There are no recurring sales generated by this device.

Cost of sales

	For the year ended December 31,
(€’000)	2017	2016
In-licensing cost of sales	(515)	(1,489)
C-Cathez cost of sales	—	(53)

Total Cost of Sales	(515)	(1,542)

For the year 2017, costs of sales included an amount of €0.5 million, which represents the 15% sub-license fee owed to Dartmouth College on the above-mentioned Novartis upfront payment.

Research and development expenses

	For the year ended December 31
(€’000)	2017	2016
Salaries	7,007	8,160
Share-based payments	862	—
Travel and living	359	577
Preclinical studies	1,995	4,650
Clinical studies	3,023	4,468
Raw materials and consumables	1,825	—
Delivery systems	430	964
Consulting fees	1,522	791
External collaborations	885	—
Intellectual property filing and maintenance fees	513	799
Scale-up and automation	1,892	4,164
Rent and utilities	371	939
Depreciation and amortization	1,488	1,345
Other costs	735	817

Total research and development expenses	22,908	27,675

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

General and administrative expenses

	For the year ended December 31
(€’000)	2017	2016
Employee expenses	2,630	2,486
Share-based payments	1,707	2,847
Rent	1,053	791
Communication and marketing	761	728
Consulting fees	2,227	2,029
Travel and living	211	450
Post-employment benefits	—	(24)
Depreciation	229	173
Other	490	265

Total general and administrative expenses	9,310	9,744

General and administrative expenses decreased by €0.4 million compared to 2016. This variance primarily resulted from the valuation of the share-based payments, which relate to our warrant plans.

Net other income and expenses

	For the year ended December 31,
(€’000)	2017	2016
Grant income (RCAs)	824	2,704
Grant income (other)	56	124
Remeasurement of RCAs	396	2,154
Research and development tax credit	1,161	—
Change of fair value of contingent liability	193	—

Total other income	2,630	4,982

Change of fair value of contingent liability	—	(1,634)

Other	(41)	(8)

Total other expenses	(41)	(1,642)

Total other income and expenses	2,590	3,340

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

Non-recurring operating income and expenses

	For the year ended December 31,
(€’000)	2017	2016
Amendment of Celdara Medical and Dartmouth College agreements	(24,341)	—

C-Cure IP asset impairment expense	(6,045)	—
C-Cure RCA reversal income	5,356	—
Corquest IP asset impairment expenses	(1,244)	—

Write-off C-Cure and Corquest assets and derecognition of related liabilities	(1,932)

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

Operating loss

As a result of the foregoing, our operating loss increased by €27.3 million in 2017 as compared to 2016, totaling €52.9 million in 2017.

Financial income and financial expenses

	For the year ended December 31
(€’000)	2017	2016
Interest finance leases	18	19
Interest on overdrafts and other finance costs	36	37
Interest on RCAs	90	53
Exchange differences	4,309	98

Finance expenses	4,454	207

Interest income bank account	927	1,413
Exchange differences and miscellaneous	6	791

Finance income	933	2,204

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

B. Liquidity and Capital Resources

We have financed our operations since inception through several private placements of equity securities, several contributions in kind, an initial public offering on Euronext Brussels and Paris, an initial U.S. public offering on Nasdaq, follow-on offerings on Euronext and Nasdaq, and non-dilutive governmental support. Through December 31, 2018, the total gross proceeds of the placement of our securities amounted to €235 million and, RCA’s total non-dilutive funding amounted to €23.7 million. For information on our use of and policies regarding financial instruments, please see Note 3 and Note 22 included in our consolidated financial statements appended to this Annual Report.

The table hereunder summarizes our sources and uses of cash for the years ended December 31, 2018, 2017, and 2016.

	For the years ended December 31,
(€’000)	2018	2017	2016
Cash used in operating activities	(27,249)	(44,441)	(24,692)
Cash from/(used in) investing activities	607	17,613	(30,157)
Cash flows from financing activities	43,928	605	3,031
Net increase/(decrease) in cash and cash equivalents	17,286	(26,223)	(51,818)

Comparison between 2018 and 2017

In 2018, the net cash used in our operations amounted to €27.2 million and decreased by €17.2 million compared to 2017. The underlying R&D cash spend is in line with prior year. This decrease is explained by:

•	favorable foreign exchange differences (due to USD appreciation, the Group posts a €0.4 million income in this respect for the year 2018 against a loss of €4.3 million for the year 2017);

•

the absence of any non-recurring items in 2018. The latter amounted to €13.3 million in the prior year, and referred to clinical development milestones payment and cash component relating to Celdara Medical LLC and Dartmouth College agreements’ amendment compensation settled in 2017;

The cash used in investing activities refers mainly to transactions done on short-term investments (in 2018, we withdrew a net amount of €2.3 million from our short-term deposits, while in 2017 we withdrew a net amount of €23.6 million). In 2017, the cash flows from investing activities include also the payment of a clinical development milestone to Celdara Medical LLC of €5.3 million.

In 2018, the net cash flow from our financing activities includes the net proceeds from May 2018 capital raise (amounting to €43.0 million). In 2017, there had been an exercise of warrants, triggering cash flow from financing activities of €0.6 million. Additionally, in 2018 our proceeds from non-dilutive funding exceeded our repayments by €0.7 million, while in 2017, these proceeds and their repayments were cancelling out.

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

The cash used in investing activities varied significantly compared to 2016. The variance is explained by the use of our short-term deposits to finance part of our operations (in 2017, we withdrew a net amount of €23.6 million from our short-term deposits, while in 2016 we invested a net amount of €26.9 million into short-term deposits) and by the payment of a clinical development milestones to Celdara Medical LLC of €5.3 million.

Our net cash flow from our financing activities decreased by €2.4 million from €3.0 million in 2016. In 2017, the proceeds from non-dilutive funding cancelled out their repayments, while in 2016 we earned net proceeds from non-dilutive funding of €2.3 million (gross proceeds of €3.1 million, offset by repayments of €0.8 million).

Cash and Funding Sources

Over the last three years, we obtained new financing mostly through the issuance of our shares. A summary of our funding activities is as follows:

(€’000)	Total	Equity capital	Finance leases	Loans
2016	1,165	0	371	794
2017	1,168	625	543	—
2018	43,960	43,011	730	220

Total financing	46,293	43,636	1,644	1,014

We refer to “Note 22—Financial instruments on balance sheet” included in our consolidated financial statements appended to this Annual Report for information related to the maturity profile of our leases and loans.

In May 2018, we completed a $54.4 million (€46.1 million) financing, before deducting underwriting commissions and offering expenses, via a global offering of 2,070,000 ordinary shares to purchasers in the United States, Europe and certain countries outside the United States and Europe, comprised of 568,500 ordinary shares in the form of American Depositary Shares (ADSs) at a price per ADS of $26.28, and 1,501,500 ordinary shares at a price per share of €22.29. Each ADS represents the right to receive one ordinary share.

Warrants were exercised for an equity capital proceeds amount of €0.01 million in 2018 and €0.63 million in 2017, respectively.

Most of our capital expenditures in 2018 related to laboratory and office equipment are financed with three-year maturity finance leases (€0.7 million), similar to years 2017 (€0.5 million) and 2016 (€0.4 million).

In 2018 and in 2016, we also contracted bank loans to partially finance the leasehold improvements brought on a regular basis to our manufacturing facility and corporate office.

Amounts received from the Walloon Region, booked as advances repayable, correspond to funding received under several RCAs, dedicated to supporting specific development programs related to CAR-T platform, THINK clinical study and C-Cathez at the end of 2018.

The changes in the advances repayable balance recorded in 2018, 2017 and 2016 are summarized in the table below:

(€’000)
Balance of January 1, 2016	11,382

+ liability recognition	—
- repayments	(842)
+/- other transactions including change of fair value	(2,102)
Balance at December 31, 2016	8,438

+ liability recognition	—
- repayments	(1,233)
+/- other transactions including change of fair value	(5,435)
Balance at December 31, 2017	1,770

+ liability recognition	598
- repayments	(226)
+/- other transactions including change of fair value	998
Balance at December 31, 2018	3,140

At year-end 2017, we reversed an RCA liability amount of €5.4 million, relating to the decision of ceasing the exploitation of our product candidate C-Cure (Cardio business).

Capital Expenditures

We do not capitalize our research and development expenses until we receive marketing authorization for the applicable product candidate. Accordingly, all clinical, research and development spend related to the development of our CAR-T product candidates and allogeneic platform have been accounted for as operating expenses for the current year 2018, like for prior years.

Our capital expenditures were €1.8 million, €0.9 million and €1.8 million for the years ended December 31, 2018, 2017 and 2016 respectively.

In 2019, we anticipate new capital expenditures in our laboratories and manufacturing plant. We plan to finance most of these expenses through new finance leases.

The non-current assets are detailed in the following table.

	As of December 31,
(€’000)	2018	2017	2016
Intangible assets	36,164	36,508	49,566
Property, plant and equipment	3,014	3,290	3,563
Other non-current assets	3,430	1,434	311
Total	42,607	41,232	53,440

The increase observed at year-end 2018 in the caption Other non-current assets results of the recognition of a non-current trade receivable (€1.7 million at December 31, 2018), which did not exist at year-end 2017. This receivable refers to the discounted and risk-adjusted milestone payments, to be received by the Group in accordance with the terms of the exclusive license agreement signed with Mesoblast Ltd. for C-CathEZ device development, as described in section A.

The decrease observed at year-end 2017 compared to year-end 2016 in the caption intangible assets results of:

•	an impairment of €7.2 million relating to Mayo Clinic (€6.0 million) and Corquest (€1.2 million) patents

•	a currency translation adjustment of €4.8 million for USD depreciation towards EUR, on OnCyte underlying in-process research and development

Operating Capital Requirements

Based on its current scope of activities, the Group estimates that its treasury position as of December 31, 2018 is sufficient to cover its cash requirements until mid-2020, therefore beyond the readouts of our clinical trials currently ongoing. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. In any event, we will require additional capital to pursue preclinical and clinical activities, obtain regulatory approval for, and to commercialize our drug product candidates.

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

Our present and future funding requirements will depend on many factors, including, among other things:

•	the size, progress, timing and completion of our clinical trials for any current or future drug product candidates, including CYAD-01 and CYAD-101;

•	the number of potential new drug product candidates we identify and decide to develop;

•	the costs involved in filing patent applications, maintaining and enforcing patents or defending against claims or infringements raised by third parties;

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

JOBS Act Exemptions

We qualify as an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•	not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2018 to December 31, 2018 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of trends, see “Item 4.B.—Business Overview,” “Item 5.A.—Operating Results” and “Item 5.B.—Liquidity and Capital Resources.”

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

F. Tabular Disclosure of Contractual Obligations

The table below analyses the Group’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows, except for advances repayable which are presented at amortised cost.

(€’000)	Total	Less than one year	One to three years	Three to five years	More than five years

As of December 31, 2018
Finance leases	1,136	484	652	—	—
Bank loan	510	281	229	—	—
Operating leases	2,912	708	942	729	533
Pension obligations	131	—	—	—	131
Advances repayable (current and non-current)	3,140	276	717	560	1,587
Total—material contractual obligations	7,829	1,749	2,540	1,290	2,250

G. Safe Harbor.

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Special Note Regarding Forward-Looking Statements.”

ITEM 6.	Directors, Senior Management and Employees

A. Directors and Senior Management.

Board of Directors

As provided by Article 521 of the Belgian Company Code, we are managed by a Board of Directors acting as a collegiate body. The Board of Directors’ role is to pursue our long-term success by providing entrepreneurial leadership and enabling risks to be assessed and managed. The Board of Directors decides on our values and strategy, its risk preference and key policies. The Board of Directors ensures that the necessary leadership, financial and human resources are in place for us to meet its objectives.

We have opted for a one-tier governance structure. As provided by Article 522 of the Belgian Company Code, the Board of Directors is our ultimate decision-making body, except with respect to those areas that are reserved by law or by our articles of association to the Shareholders’ Meeting.

Our articles of association state that the number of directors, who may be natural persons or legal entities, must be at least five. At least half of the members of the Board of Directors must be non-executive directors and at least three of them must be independent directors.

A meeting of the Board of Directors is validly constituted if at least half of its members are present in person or represented at the meeting. If this quorum is not met, a new board meeting may be convened by any director to deliberate and decide on the matters on the agenda of the board meeting for which a quorum was not met, provided that at least two members are present. Meetings of the Board of Directors are convened by the Chairman of the Board, whenever our interest so requires. In principle, the Board of Directors will meet at least four times per year.

The Chairman of the Board of Directors shall have a casting vote on matters submitted to the Board of Directors in the event of a tied vote.

At the date of this Report, the Board of Directors consists of nine members, one of which is an executive director (as a member of the Executive Management Team) and eight of which are non-executive directors, including six independent directors. In accordance with the Belgian Company Code (hereafter “BCC”), we will ensure, at the latest at the next shareholders meeting, that a third of the Board members are of different gender.

Name	Position	Term	Board Committee Membership
Michel Lussier	Chairman Independent Director	2020	Chairman of the Nomination and Remuneration Committee
LSS Consulting SPRL represented by its permanent representative Christian Homsy	Non-executive Director	2020
Serge Goblet	Non-executive director	2020
Chris Buyse	Independent director	2020	Chairman of the Nomination and Remuneration Committee Member of the Audit Committee
Rudy Dekeyser	Independent director	2020	Member of the Nomination and Remuneration Committee Member of the Audit Committee
Debasish Roychowdhury	Independent director	2019
Hilde Windels(1)	Independent director	2022	Member of the Audit Committee
Margo Roberts(4)	Independent Director	2019

[1]	Hilde Windels was been appointed as Director on May 7, 2018
[4]	Tolefi SA resigned from the Board of Directors on August 1, 2018 and Margo Roberts was co-opted as Director in replacement of Tolefi SA on the same date.

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

Michel Lussier has served as Chairman of the Board of Directors since 2007 and is also a co-founder of the Company. Mr. Lussier founded Medpole Ltd, the North American satellite of MedPole SA, a European incubator for medical technology start-up companies located in Belgium, and serves as the Chief Executive Officer for the group. In this capacity, he is an advisor to Fjord Ventures, a Laguna Hills, California based medical technology accelerator / incubator. Mr. Lussier also serves as the Chief Executive Officer of Metronom Health Inc, an early stage medical device company founded by Fjord Ventures, developing a continuous glucose monitoring system. Prior to that, from 2002 to 2013, he worked for Volcano Corporation, where he served in a number of positions, most recently as President, Clinical and Scientific Affairs from 2012 to 2013, and prior to that from 2007 to 2012, Group President, Advanced Imaging Systems, Global Clinical & Scientific Affairs and General Management of Europe, Africa and the Middle East. Mr. Lussier obtained a Bachelor of Sciences degree in Electrical Engineering and Master’s degree in Biomedical Engineering at the University of Montreal. He also holds an MBA from INSEAD (European Institute of Business Administration), France. In addition to serving on our Board of Directors, he also serves on the boards of directors of several early stage medical devices companies.

Christian Homsy (permanent representative of LSS consulting SPRL), is a founder of Celyad and served as Chief Executive Officer (CEO) from 2007 to March 2019. Christian Homsy obtained his Medical Doctorate at the University of Louvain and holds an MBA from the IMD in Lausanne (Switzerland). Christian gained his business experience in senior research and development, marketing, business development and sales positions at Guidant Corporation, a leading medical device company active in the treatment of cardiovascular disease. He was also founder of Guidant Institute for Therapy Development, a landmark facility for physician and health care professionals’ education that gained international recognition and praise. Before starting Celyad, Christian Homsy was General Manager of Medpole, a European incubator dedicated to initiating the European operations for start-up companies in the medical device or biotechnology fields. He also holds a director mandate in Medpole SA.

Serge Goblet holds a Master Degree in Business and Consular Sciences from ICHEC, Belgium and has many years of international experience as director in Belgian and foreign companies. He is the managing director of TOLEFI SA, a Belgian holding company and holds director mandates in subsidiaries of TOLEFI.

Chris Buyse brings more than 30 years of international financial expertise and experience in introducing best financial management practices. He is currently Managing Director of FUND+, a fund that invests in innovative Belgian Life Sciences companies, Between August 2006 and June 2014, Mr. Buyse served as the Chief Financial Officer and board member of ThromboGenics NV, a leading biotech company that is listed on NYSE Euronext Brussels. Before joining ThromboGenics, he was the Chief Financial Officer of the Belgian biotech company CropDesign, where he coordinated the acquisition by BASF in July 2006. Prior to joining CropDesign he was financial manager of WorldCom/MCI Belux, a European subsidiary of one of the world’s largest telecommunication companies and he was also the Chief Financial Officer and interim Chief Executive Officer of Keyware Technologies. Mr. Buyse holds a master degree in applied economic sciences from the University of Antwerp and an MBA from Vlerick School of Management in Gent. He currently serves, in his own name or as permanent representative of a management company, as member of the board of directors the following publicly and privately held companies: Iteos SA, Bioxodes SA, Bio Incubator NV, Immo David NV, Pinnacle Investments SA, CreaBuild NV, Sofia BVBA, Pienter-Jan BVBA, Life Sciences Research Partners VZW, Inventiva SA, The Francqui Foundation and Keyware Technologies NV.

Rudy Dekeyser is managing partner of the LSP Health Economics Fund, a private equity fund investing in late stage European and North American health care companies. Prior to joining LSP, Rudy has been managing director of VIB (Flanders Institute for Biotechnology), where he was also responsible for the intellectual property portfolio, business development and new venture activities. He obtained a Ph.D. in molecular biology at the University Ghent. He holds non-executive director positions in Curetis AG, Sequana Medical AG and Remynd NV, and held non-executive director positions in Devgen NV, CropDesign NV, Ablynx NV, Actogenix NV, Pronota NV, Flandersbio VZW, Bioincubator Leuven NV, Multiplicom NV and Lumeon Inc. He is a co-founder of ASTP (the European associations of technology transfer managers) and Chairman of EMBLEM (EMBL’s business arm). Rudy has been advisor to several seed and venture capital funds and to multiple regional and international committees on innovation.

Debasish Roychowdhury has served as a member of the Board of Directors since 2015. Debasish is a medical oncologist with over 15 years of comprehensive pharmaceutical industry experience and 14 years of patient care and academic research. In the pharmaceutical industry, Debasish held multiple positions of growing responsibility respectively at Eli Lilly, GSK and Sanofi, with direct therapeutic area experience mostly in oncology and hematology. He is the co-founder of Partner Therapeutics, a commercial stage biotech. Based in Boston, Massachusetts, Debasish is now using his extensive experience and global network to advise companies, organizations, and institutions in the biomedical field.

Hilde Windels is CEO of Mycartis NV and member of its Board of Directors. Hilde brings 20 years of experience in biotech with a track record of business and corporate strategy, building and structuring organizations, private fundraising, mergers and acquisitions and public capital markets. Hilde has worked as CFO for several biotech companies, amongst those the Belgium based molecular Dx company Biocartis where she started as CFO in 2011. She transitioned to the co-CEO role in 2015 and CEO a.i. in 2017. She still serves as board member at Biocartis. In addition, Hilde is member of the boards of Erytech, MdxHealth and VIB. She holds a Masters in Economics (Commercial Engineer) from the University of Leuven (Belgium).

Margo Roberts Dr. Margo Roberts, Ph.D. has more than three decades of biomedical research experience in both biotechnology and academia. Dr. Roberts is currently Chief Scientist Officer at Lyell Immunotherapy. She serves also on the board of directors of Unity Biotechnology, a US public company focused on developing medicines that slow or reverse age-associated diseases, and on the board of directors of InsTIL Bio, a US startup company focused on developing Timor infiltrating lymphocyte (TIL)—based therapies for the treatment of cancer. Until July 2018, Dr. Roberts served as Senior Vice President of Discovery Research at Kite Pharma focusing on the development of next generation therapeutic approaches, including heading up Kite’s universal allogeneic T-cell programs. Prior that, in 2013, she was Chief Scientific Officer at Kite Pharma Inc., where she built a talented research organization that played an instrumental role in the successful development of Yescarta®, and the clinical advancement of additional CAR/TCR-engineered T-cell therapies. Prior to her tenure at Kite Pharma, Dr. Roberts was Principal Scientist and Director of Immune and Cell Therapy at Cell Genesys, Inc., where she led the development and application of CAR technology to T-cells and stem cells, culminating in the very first CAR T-cell trial initiated in 1994. Dr. Roberts was also an associate professor at the University of Virginia, has authored over 30 scientific publications, and is the inventor on 13 issued US patents and three published US patent applications related to CAR technology and tumor vaccine therapies. Dr. Roberts received both her Bachelor of Science degree with honors and her Ph.D. degree from the University of Leeds in England.

Filippo Petti joined the Company on September 2018 as the Chief Financial Officer and became the Chief Executive Officer on April 1st, 2019. Prior to joining the Company, Mr. Petti worked in healthcare investment banking both at Wells Fargo Securities and William Blair & Company. Prior to his roles in investment banking, Filippo spent several years in equity research covering U.S. biotechnology companies both at William Blair & Company and Wedbush Securities. He began his career as a research scientist at OSI Pharmaceuticals, Inc. focused on drug discovery and translational research before transitioning into corporate development with the company. Mr. Petti holds a Master of Business Administration from Cornell University, a Master of Science from St. John’s University and a Bachelor of Science from Syracuse University.

The Executive Management Team

The Board of Directors has established an executive management team which does not constitute an executive committee under Article 524bis of the Belgian Company Code. The terms of service of the executive management team have been determined by the Board of Directors and are set out in our Governance Charter (the “Charter”).

The Executive Management Team consists of the “Chief Executive Officer” (CEO, who is the chairman of the Executive Management team) and the “Chief Financial Officer” (CFO), the “Chief Operating Officer”, the “Chief Legal Officer”, the “Vice President Clinical Development and Medical Affairs” and the “Vice President Research & Development”.

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

The members of the Executive Management Team are appointed and may be dismissed by the Board of Directors at any time. The Board of Directors appoints them on the basis of the recommendations of the Nomination and Remuneration Committee, which shall also assist the Board of Directors on the remuneration policy of the members of the Executive Management Team, and their individual remunerations. The remuneration, duration and conditions of dismissal of Executive Management Team members will be governed by the agreement entered into between us and each member of the Executive Management Team in respect of their function within the Company.

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

The members of the Executive Management Team will provide the Board of Directors with information in a timely manner, if possible in writing, on all facts and developments concerning us which the Board of Directors may need in order to function as required and to properly carry out its duties. The CEO (or, in the event that the CEO is not able to attend the Board of Directors’ meeting, the CFO or, in the event that the CFO is not able to attend the Board of Directors’ meeting, another representative of the Executive Management Team) will report at every ordinary meeting of the Board of Directors on the material deliberations of the previous meeting(s) of the Executive Management Team.

The current members of the Executive Management Team are listed in the table below.

Name	Function	Year of birth
Filippo Petti	Chief Executive Officer and Chief Financial Officer	1972
KNCL SPRL, represented by Jean-Pierre Latere	Chief Operating Officer	1975
NandaDevi SPRL, represented by Philippe Dechamps	Chief Legal Officer	1970
MC Consult, represented by Philippe Nobels	Global Head of Human Resources	1966
ImXense SPRL, represented by Frederic Lehmann	Vice President Clinical Development & Medical Affairs	1964
David Gilham	Vice President Research & Development	1965

PaJe SPRL, represented by Patrick Jeanmart, has served as our CFO of until August 31, 2018. PaJe SPRL remained an advisor through December 31, 2018 to ensure a smooth and effective transition with Filippo Petti.

The following paragraphs contain brief biographies of each of the members of the Executive Management Team or in case of legal entities being a member of the Executive Management Team or key manager, their permanent representatives.

Jean-Pierre Latere (representative of KNCL SPRL), has previously acted as Vice President of Regenerative Medicine and Medical Devices franchise. Since January 2017 he serves as Chief Operating Officer in charge of program management, manufacturing, quality, clinical operations and regulatory affairs. He leads the effort to further strengthen the organization as we grow as a leader in immuno-oncology. He started his career as a Research Associate at the Michigan State University in the United States. Following that assignment, he moved to the Johnson & Johnson group where he held various positions, from Scientist to Senior Scientist. He then joined Celyad in 2008 as Project Manager Delivery System and left in 2012 in the position of Senior Director Business Development. Prior to joining Celyad, Jean-Pierre served as Beauty Care and Healthcare Market Global Leader at Dow Corning. Jean-Pierre holds a PhD in Chemistry from the University of Liège, Belgium.

Philippe Dechamps (representative of NandaDevi SPRL), has served as Chief Legal Officer since September 2016. Philippe started his legal career as an associate in Brussels with the law firm Linklaters De Bandt from 1994 to 1998. He left private practice in 1998 and until 2003, he served as an in-house counsel at Solvay Group to assist the company in its turnaround through several M&A operations in Europe, India and Far-East Asia. In 2003, he took over the position of Legal Director at Guidant, the U.S. company formerly active in the medical devices business before its acquisition by Boston Scientific and Abbott Laboratories in 2005. Within Abbott, Philippe took over responsibility for the legal affairs of Abbott Vascular International outside of the United States. In 2008, Philippe joined Delhaize Group taking responsibility for the legal and government affairs in Europe and Asia, before becoming Group General Counsel and Secretary to the Board of Directors in 2015. In this position, he piloted the legal strategy to merge Delhaize Group with Royal Ahold in July 2016. Since December 2018, Philippe is also member of the Board of Directors of Petserco SA, the holding company of the Tom&Co group. Philippe earned law degrees from the Université Catholique de Louvain (UCL) and Vrije Universiteit Brussel (VUB), and a Masters of Law (LL.M) from Harvard University.

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

B. Compensation

The aggregate compensation paid and benefits in kind granted by us to the current members of our executive management team and directors, including share-based compensation, for the year ended December 31, 2018, was €5.03 million. For the year ended December 31, 2018, approximately €16,000 of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to members of our executive management team.

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

There are no agreements or contracts between the directors and the members of the Executive Management Team and us or any of our subsidiaries providing for benefits for the directors upon termination of employment or services agreements in place that provide for benefits upon termination of employment.

Compensation of our Board of Directors

The remuneration of the Directors is determined by the shareholders’ meeting upon proposal of the Board of Directors on the basis of the recommendations made by the Nomination and Remuneration Committee. The Nomination and Remuneration Committee benchmarks Directors’ compensation against peer companies to ensure that it is competitive. Remuneration is linked to the time committed to the Board of Directors and its various committees.

The non-executive Directors receive a fixed remuneration in consideration for their membership of the Board of Directors and their membership of the Committees (see below). Directors are not entitled to any variable compensation as defined under Articles 96 §3 5° and 520bis of the BCC, as no performance criteria apply to the remuneration of non-executive directors.

On the advice of the Nomination and Remuneration Committee, the Board of Directors may propose to the Shareholders Meeting to grant options or warrants in order to attract or retain non-executive directors with the most relevant skills, knowledge and expertise. The grant of stock base incentive schemes is not linked or subject to any performance criteria and, consequently, qualifies as fixed remuneration. It is the Board of Directors’ reasonable opinion, that the grant of warrants provides additional possibilities to attract or retain competent non-executive directors and to offer them an attractive additional remuneration without the consequence that this additional remuneration weighs on our cash and financial results. Furthermore, the grant of warrants is a commonly used method in the sector in which we operate. Without this possibility, we would be subject to a considerable disadvantage compared to competitors who do offer warrants to their non-executive directors. The Board of Directors is of the opinion that the grant of options or warrants has no negative impact on the functioning of the non-executive directors. As of December 31, 2018, non-executive directors owned in total 135,000 Company warrants.

Without prejudice to the powers granted by law to the Shareholders Meeting, the Board of Directors sets and, from time to time, revises the rules and the level of compensation for directors carrying out a special mandate or sitting on one of the committees and the rules for the reimbursement of directors’ business-related out-of-pocket expenses. The remuneration of Directors will be disclosed to our shareholders in accordance with applicable laws and regulations.

On May 9, 2016,, the Shareholders Meeting approved a remuneration and compensation scheme for the non-executive directors. The remuneration package is made up of fixed annual fee of €10,000 for non-executive directors, supplemented by a fixed annual fee of €10,000 for the Chairman. The annual fee is supplemented by a €5,000 fee for any non-executive directors covering the participation to the four ordinary Board of Directors’ meetings. Any participation to an extraordinary Board of Directors’ meetings gives right to a supplemental fee of €5,000 EUR. This remuneration package is also supplemented with a fixed annual fee of €15,000 for membership of each committee of the Board of Directors, to be increased by €5,000 in case the relevant director chairs the Nomination and Remuneration Committee or the Audit Committee. Finally, an extraordinary fee of €3,000 is granted to non-executive directors in case of appointment of such directors, on request of the CEO and with prior approval of the Board of Directors, for specific missions requiring the presence of the concerned director. This scheme has been applicable directly since the Shareholders Meeting of 9 May 2016. As part of the fixed remuneration for non-executive directors, all directors may receive from time to time Company warrants subject to shareholders’ approval. As mentioned above, the grant of warrants to non-executive directors is not linked or subject to performance criteria. Directors are also entitled to the reimbursement of out-of-pocket expenses actually incurred as a result of participation in meetings of the Board of Directors.

On May 7, 2018, the Shareholders Meeting approved the terms and conditions of a template of warrants plan to comply with in the event of an implementation of such plan in the next 12 months, upon proposal of the nomination and remuneration committee, with a vesting period of 3 years and for which the exercise price will be the lowest between (i) the average of the closing price of the share in the 30 days preceding the offer and (ii) the last closing price of the share on the date preceding the offer (notwithstanding that, regarding the beneficiaries who are not members of the personnel of the Company, the exercise price will have to be higher than the average closing price of the 30 days preceding the date of the issuance). More specifically, the Shareholders Meeting approved pursuant to the art. 556 of the BCC, the clause of anticipated vesting in the event of a change of control or a public offering on the shares of the company.

The directors’ mandate may be terminated at any time without any form of compensation.

No loans or guarantees were given to members of the Board of Directors during the year ended December 31, 2018.

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

The following table sets forth the fees received by our non-executive directors for the performance of their mandate as a board member, during the year ended December 31, 2018:

Name	Fees Earned (€)
Michel Lussier	73,000
Serge Goblet	38,000
Chris Buyse	60,000
Debasish Roychowdhury	36,750
Hanspeter Spek	16,250
Rudy Dekeyser	73,000
Tolefi SA, represented by its permanent representative, Serge Goblet	—
Hilde Windels	36,750
Margo Roberts	23,000
Total	356,750

The table below provides an overview as of December 31, 2018 of the warrants held by the non-executive directors.

	Warrant Awards
Name	Number of Ordinary Shares Underlying Warrants	Warrant Exercise Price in euros	Warrant Expiration Date
Michel Lussier	10,000	34.65	November 5, 2020
	10,000	31.34	June 29, 2022
Chris Buyse	10,000	34.65	November 5, 2020
	10,000	31.34	June 29, 2022
Rudy Dekeyser	10,000	34.65	November 5, 2020
	10,000	31.34	June 29, 2022
Hanspeter Spek	5,000	35.79	May 5, 2019
	10,000	34.65	November 5, 2020
	10,000	31.34	June 29, 2022
Debasish Roychowdhury	10,000	34.65	November 5, 2020
	10,000	31.34	June 29, 2022
Serge Goblet	10,000	31.34	June 29, 2022
Hilde Windels	10,000	22.04	October 25, 2023
Margo Roberts	10,000	22.04	October 25, 2023
Total	135,000

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

•

Short-term variable remuneration: members of the executive management team may be entitled to a yearly bonus, given the level of achievement of the criteria set out in the corporate objective for that year.

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

No loans, quasi-loans or other guarantees were granted to members of our executive management team during the year ended on December 31, 2018.

The following table sets forth information regarding compensation earned by LSS Consulting SPRL, represented by Christian Homsy, our Chief Executive Officer, during the year ended December 31, 2018. On March 28, 2019, Mr. Homsy announced his retirement as Chief Executive Officer, with effective date April 1st, 2019.

Compensation (in kEuros)
Fixed fee	426
Variable fee	170
Total	596

In 2018, Mr. Homsy was not granted warrants and didn’t exercise any warrant.

The following table sets forth information concerning the aggregate compensation earned during the year ended December 31, 2018 by the other members of our executive management team, including the CEO.

Compensation (in kEuros)
Fixed remuneration (gross)	469
Variable remuneration (short-term)	270
Fixed fee	1,643
Variable fee	815
Pension/Life	16
Other benefits	28
Total	3,240

The table below provides an overview as of December 31, 2018 of the warrants held by the members of our executive management team.

	Warrant Awards
Name	Number of Ordinary Shares Underlying Warrants	Warrant Exercise Price in euros	Warrant Expiration Date
Christian Homsy[1]	40,000	34.65	November 5, 2020
	40,000	32.36	June 29, 2022
Filippo Petti	20,000	22.04	October 25, 2023
Frédéric Lehmann[2]	20,000	34.65	November 5, 2020
	20,000	32.36	June 29, 2022
	10,000	22.04	October 25, 2023
Jean-Pierre Latere[3]	20,000	34.65	November 5, 2020
	3,000	32.36	June 29, 2022
Philippe Dechamps[4]	20,000	15.90	December 31, 2021
	20,000	32.36	June 29, 2022
David Gilham	10,000	15.90	November 5, 2025
	6,000	31.34	June 29, 2022
Philippe Nobels[5]	10,000	15.90	December 31, 2021
	20,000	32.36	June 29, 2022
TOTAL	259,000

[1]	Christian Homsy holds these warrants in person, whereby he is the representative of LSS Consulting SPRL, his management company, which has been appointed as Chief Executive Officer.
[2]

Frederic Lehmann holds these warrants in person, whereby he is the representative of ImXense SPRL, his management company, which has been appointed as Vice President Clinical Development & Medical Affairs.

[3]	Jean-Pierre Latere holds these warrants in person, whereby he is the representative of KNCL SPRL, his management company, which has been appointed as Chief Operating Officer.
[4]	Philippe Dechamps holds these warrants in person, whereby he is the representative of NandaDevi SPRL, his management company, which has been appointed as Chief Legal Officer.
[5]	Philippe Nobels holds these warrants in person, whereby he is the representative of MC Consult SPRL, his management company, which has been appointed as Chief Human Resources Officer.

Limitations on Liability and Indemnification Matters

Under Belgian law, the directors of a company may be liable for damages to us in case of improper performance of their duties. Our directors may be liable to our company and to third parties for infringement of our articles of association or Belgian company law. Under certain circumstances, directors may be criminally liable.

We maintain liability insurance for our directors and officers, including insurance against liability under the Securities Act.

Certain of our non-executive directors may, through their relationships with their employers or partnerships, be insured and/or indemnified against certain liabilities in their capacity as members of our Board of Directors.

In the underwriting agreements we entered into in connection with our June 2015 and May 2018 global offerings, the underwriters agreed to indemnify, under certain conditions, us, the members of our Board of Directors and persons who control our company within the meaning of the Securities Act against certain liabilities, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in our registration statement and certain other disclosure documents.

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

•

on November 5, 2015 (warrants giving right to 466,000 shares), a plan of 466,000 warrants was approved. Warrants were offered to new employees, non-employees and directors in several tranches. Out of the warrants offered, 343,550 warrants were accepted by the beneficiaries and 245,982 warrants are outstanding as of the date hereof;

•

on December 12, 2016 (warrants giving right to 100,000 shares), the Board of Directors issued a new plan of 100,000 warrants. An equivalent number of warrants was cancelled from the remaining pool of warrants of the plan approved on November 5, 2015. Warrants were offered to new employees and non-employees in several tranches. Out of the warrants offered, 45,000 warrants were accepted by the beneficiaries and 42,500 warrants are outstanding as of the date hereof.

•	on September 27, 2017, (warrants giving rights to 520,000 shares), a plan of 520,000 warrants was approved. Warrants were offered to new employees, non-employees and directors in several tranches.

Out of the warrants offered, 334,400 warrants were accepted by the beneficiaries and 294,484 warrants are outstanding as of the date hereof.

•

on 26 October 2018 (Warrants giving rights to 700,000 shares), 700,000.00 Warrants have been issued in the framework of the authorised capital. 89,300 Warrants were accepted by the beneficiaries, out of which 84,300 Warrants are still outstanding on the date hereof.

As a result, as of December 31, 2018, there are 731,229 Warrants outstanding which represent approximately 6.12% of the total number of all its issued and outstanding voting financial instruments.

Issue Date	Term	Number of Warrants Issued[1]	Number of Warrants Granted in number of shares[2]	Exercise Price (in Euros)	Number of Warrants No Longer Exercisable	Warrants exercised	Number of Warrants Outstanding	Exercise periods vested warrants[3]
September 26, 2008	From December 26, 2008 to December 31, 2014	90,000	50,000	22.44	32,501	17,499	—	January 1, 2012 – December 31, 2014
May 5, 2010	From May 5, 2010 to the day of the contribution in kind of Company’s debt under the Loan C Agreement	15,000	12,710	22.44	410	12,300	—	The day of the contribution in kind of Company’s debt under the Loan C Agreement
May 5, 2010	From May 5, 2010 to May 5, 2016	5,000	5,000	35.36	5,000	—	—	May 5, 2013 – May 5, 2016
May 5, 2010	From May 5, 2010 to December 31, 2016	30,000	21,700	22.44	19,035	2,665	—	January 1, 2012 – December 31, 2016
October 29, 2010	From October 29, 2010 to October 28, 2020	79,500	61,050	35.36	53,418	6,866	766	January 1, 2014 – October 28, 2020
January 31, 2013	From January 31, 2013 to January 31, 2023	140,000	120,000	4.52	—	120,000	—	From January 1, 2014 to January 31, 2023
May 6, 2013	From May 6, 2013 to June 4, 2013	2,409,176	2,409,176	0.01	—	2,409,176	—	From May 6, 2013 to June 4, 2013
May 6, 2013	From May 6, 2013 to May 6, 2023	266,241	253,150	2.64	21,050	229,600	2,500	From January 1, 2017 to May 6, 2023 May 2018 for non- employees and to May 6, 2023 for employees
May 5, 2014	From May 16, 2014 to May 15, 2024	100,000	94,400	From 33.49 to 45.05	33,703	—	60,697	From January 1, 2018 to May 15, 2019 for non- employees and to May 15, 2024 for employees
November 5, 2015	From November 5, 2015 to November 4, 2025	466,000	353,550	From 15.90 to 34.65	107,568	—	245,982	From January 1, 2019 to November 4, 2020 for non- employees and to November 4, 2025 for employees
December 12, 2016	From December 9, 2016 to December 31, 2021	100,000	45,000	From 17.60 to 36.81	2,500	—	42,500	From January 1, 2020 to December 31, 2021
May 5, 2017	From July 20, 2017 to July 31, 2022	520,000	334,400	From 31.34 to 48.89	39,916	—	294,484	From January 1, 2021 to July 31, 2022
October 26, 2018	From December 26, 2018 to December 25, 2023	700,000	89,300	From 21.16 to 22.04	5,000	—	84,300	From January 1, 2022 to December 31, 2023

[1]	Issued under the condition precedent of the Warrant effectively being offered and accepted.
[2]	The numbers reflect the number of shares for which the holder of Warrants can subscribe upon exercise of all relevant Warrants.
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

Audit Committee

Our Board of Directors has established an audit committee. Our Audit Committee consists of three members: Chris Buyse, Rudy Dekeyser and Hilde Windels.

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

Nomination and Remuneration Committee

Our Nomination and Remuneration Committee consists of four members: Michel Lussier (Chairman), Chris Buyse and Rudy Dekeyser.

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

•

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

D. Employees

As of December 31, 2018, we employed 85 full-time employees, four part-time employees and 7 senior managers under management services agreements. We have never had a work stoppage, and none of our employees is represented by a labor organization or under any collective-bargaining arrangements. We consider our employee relations to be good.

A split of our employees and consultants by main department and geography for the years ended December 31, 2018, 2017 and 2016 was as follows:

	At December 31,
	2018	2017	2016
By function:
Clinical & Regulatory, IP, Marketing	19	16	15
Research & Development	30	29	29
Manufacturing /Quality	34	26	31
General Administration	13	16	13
Total	96	87	88
By Geography:
Belgium	91	83	83
United States	5	4	5
Total	96	87	88

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

A. Major shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2019 for:

•	each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares;

•	each member of our Board of Directors;

•	each member of our executive management team; and

•	all members of our Board of Directors and executive management team as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of February 28, 2019. The percentage ownership information shown in the table is based upon 11,942,344 ordinary shares outstanding as of February 28, 2019.

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

NAME OF BENEFICIAL OWNER	SHARES BENEFICIALLY OWNED
5% Shareholders	Number	Percentage
TOLEFI SA	2,295,701	19,22%
Victory Capital Management, Inc.[1]	646,351	5.41%
Directors and Members of the Executive Management Team
Michel Lussier[2]	159,950	1.31%
Serge Goblet	56,003	0.47%
Rudy Dekeyser	—	—
Chris Buyse	—	—
Debasish Roychowdhury	—	—
Christian Homsy	132,500	1.11%
Philippe Dechamps	—	—
Philippe Nobels	—	—
David Gilham	—	—
Frederic Lehman	—	—
Jean-Pierre Latere	—	—
All directors and members of the executive management team as a group	345453	2.89%

[1]

As reported in a Schedule 13G filed by Victory Capital Management Inc. on February 1, 2019. Victory Capital Management Inc. has sole voting and dispositive power over these shares. The address of the principal office of Victory Capital Management Inc. is 4900 Tiedeman Rd. 4th Floor, Brooklyn, OH 44144.

[2]	Of which 145,150 are ordinary shares and 11,800 are ADSs.

Each of our shareholders is entitled to one vote per ordinary share. None of the holders of our shares have different voting rights from other holders of shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of February 28, 2019, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, we estimate that approximately 7.00% of our outstanding ordinary shares were held in the United States by one registered holder of record. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

Change in Ownership of Major Shareholders

On August 3, 2016, Medisun International Limited crossed the 5% ownership threshold downwards following its sale of shares.

On February 17, 2017, Tolefi SA crossed the 25% ownership threshold downwards following the capital increase resulting from the exercise of outstanding warrants.

On May 22, 2018, Tolefi SA crossed the 20% ownership threshold downwards following the capital increase resulting from the raising of funds through a contribution in cash subscribed in a private placement.

On September 25, 2018, Victory Capital Management crossed the 5% ownership upwards.

B. Related Party Transactions.

Since January 1, 2018, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as our related parties.

As of December 31, 2018, there were no outstanding loans, nor guarantees made by us or our subsidiaries to or for the benefit of any related party.

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

Filippo Petti

On July 30, 2018, we entered into an employment agreement with Mr. Filippo Petti, our CFO, with an effective date as of September 3, 2018. Pursuant to this agreement, Mr. Petti is entitled to an annual base salary and is also eligible to receive a bonus capped at 35% of his annual compensation, determined in full discretion by the Board of Directors on the basis of the Mr. Petti performance and our overall performance. Mr. Petti is also eligible to receive warrants.

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

Patrick Jeanmart

On January 7, 2008, we entered into a management services agreement with PaJe SPRL, represented by Patrick Jeanmart, our Chief Financial Officer. Under this agreement, PaJe SPRL is entitled to an annual base fee. PaJe SPRL is also eligible for a bonus capped at 30% of his annual base fee, determined in full discretion by the Board of Directors on the basis of PaJe SPRL’s performance and our overall performance. The management services agreement with PaJe SPRL was terminated on August 31, 2018 with effective date as of December 31, 2018. A termination indemnity of 9 months fee has been paid to PaJe SPRL.

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

Philippe Nobels

On January 17, 2017, we entered into a management services agreement with MC Consult SPRL, represented by Philippe Nobels, our Global Head of Human Resources. Under this agreement, MC Consult SPRL is entitled to an annual base fee. NandaDevi SPRL is also eligible for a bonus capped at 30% of his annual base fee, determined in full discretion by the Board of Directors on the basis of MC Consult SPRL’s performance and our overall performance.

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

B. Memorandum and Articles of Association

The information set forth in our Registration Statement on Form F-3 (File No. 333-220285), as amended, originally filed with the SEC on August 31, 2017 and declared effective by the SEC on October 6, 2017, under the headings “Description of Share Capital” and “Description of Securities”, as supplemented by the sections titled “Description of Share Capital” in the final prospectus supplement on Form 424(b)(5) dated May 17, 2018 filed with the SEC on May 18, 2018 is incorporated herein by reference.

C. Material Contracts

We entered into an underwriting agreement with Wells Fargo Securities, LLC and Bryan, Garnier & Co., as representatives of the underwriters, in May 2018, with respect to the ADSs and ordinary shares sold in our global offering. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities. For additional information on our material contracts, please see the sections of this Annual Report titled “Item 4.B.—Business Overview—Licensing and Collaboration Agreements” and “Item 7—Major Shareholders and Related Party Transactions.”

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

•	certain former citizens or long-term residents of the United States;

•	persons required under Section 451(b) of the Code to conform the timing of income accruals with respect to the ADSs to their financial statements;

•	holders that own (directly, indirectly, or through attribution) 10% or more of the value of the ADSs and shares; and

•	holders that have a “functional currency” for U.S. federal income tax purposes other than the U.S. dollar.

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

•

a trust, (1) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or (2) if the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

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

Distributions. Although we do not currently plan to pay dividends, and subject to the discussion under “—Passive Foreign Investment Company Considerations” below, the gross amount of any distribution (before reduction for any amounts withheld in respect of Belgian withholding tax) actually or constructively received by a U.S. holder with respect to ADSs will be taxable to the U.S. holder as a dividend to the extent of the U.S. holder’s pro rata share of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ADSs. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder has held the ADSs for more than one year as of the time such distribution is received. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Non-corporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on ADSs applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) applicable to qualified dividend income (as discussed below) if we are a “qualified foreign corporation” and certain other requirements (discussed below) are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ADSs which are readily tradable on an established securities market in the United States. The ADSs are listed on the Nasdaq Global Market, or NASDAQ, which is an established securities market in the United States, and we expect the ADSs to be readily tradable on NASDAQ. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States in later years. We are incorporated under the laws of Belgium, and we believe that we qualify as a resident of Belgium for purposes of, and are eligible for the benefits of, The Convention between the Government of the United States and the Government of the Kingdom of Belgium for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, signed on November 27, 2006 (the U.S.-Belgium Tax Treaty), although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Belgium Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Therefore, subject to the discussion under “—Passive Foreign Investment Company Considerations” below, such dividends will generally be “qualified dividend income” in the hands of individual U.S. holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. Dividends received by a corporate U.S. holder will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders.

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

A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of its subsidiaries, either: (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of its total gross assets (which is measured by the fair market value of our assets, and for which purpose the total value of our assets may be determined in part by reference to the market value of the ADSs and our ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of “passive income.”

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

Whether we are a PFIC for any taxable year will depend on the composition of our income and the projected composition and estimated fair market values of our assets in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for any taxable year. The market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to fluctuate after the offering. Based on the foregoing, we do not believe that we were a PFIC for the 2018 taxable year. With respect to our 2019 taxable year and future taxable years, it is uncertain whether we will be a PFIC based upon the expected value of our assets, including any goodwill, and the expected composition of our income and assets,. Notwithstanding the foregoing, we cannot provide any assurances regarding our PFIC status for the current, prior or future taxable years.

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

Dividends subject to the dividend withholding tax include all benefits attributed to the ordinary shares represented by the ADSs, irrespective of their form, as well as reimbursements of statutory share capital by us, except reimbursements of fiscal capital made in accordance with the Belgian Companies Code. In principle, fiscal capital includes paid-up statutory share capital, and subject to certain conditions, the paid-up issue premiums and the amounts subscribed to at the time of the issue of profit sharing certificates. As a rule, any reduction of fiscal capital is deemed to be paid out on a pro rata basis of the fiscal capital and certain reserves (in the following order: the taxed reserves incorporated in the statutory capital, the taxed reserves not incorporated in the statutory capital and the tax-exempt reserves incorporated in the statutory capital). Only the part of the capital reduction that is deemed to be paid out of the fiscal capital will, for Belgian withholding tax purposes, not be considered as a dividend distribution provided such repayment is carried out in accordance with the relevant provisions of company law.

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

Under the normal procedure, we or our paying agent must withhold the full Belgian withholding tax, without taking into account the reduced U.S.-Belgium Tax Treaty rate. Qualifying Holders may then make a claim for reimbursement for amounts withheld in excess of the rate defined by the U.S.-Belgium Tax Treaty. The reimbursement form (Form 276 Div-Aut.) can be obtained as follows:

•	by letter from the Bureau Central de Taxation Bruxelles-Etranger, Boulevard du Jardin Botanique 50 boîte 3429, 1000 Brussels, Belgium;

•	by fax at +32 (0) 257/968 42;

•	via e-mail at ctk.db.brussel.buitenland@minfin.fed.be; or at

•	http://financien.belgium.be/nl/ondernemingen/vennootschapsbelasting/voorheffingen/roerende_ voorheffing/formulieren.

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

Additionally, pursuant to Belgian domestic tax law, dividends distributed to corporate Holders that qualify as a parent company will be exempt from Belgian withholding tax provided that the ADSs held by the Holder, upon payment or attribution of the dividends, amount to at least 10% of our share capital and are held or will be held during an uninterrupted period of at least one year, and provided the anti-abuse provision does not apply. A Holder qualifies as a parent company if it has a legal form similar to the ones listed in the annex to the EU Parent-Subsidiary Directive of 23 July 1990 (90/435/EC), if it is considered to be a tax resident according to the laws of the United States and the U.S.-Belgium Tax Treaty, and if it is subject to a tax similar to the Belgian corporate income tax without benefiting from a tax regime that derogates from the ordinary tax regime.

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

Dividends paid or attributable to a corporate Holder will under certain conditions benefit from a full withholding tax exemption, provided that the Holder has a legal form similar to the ones listed in in Annex I, Part A to Council Directive 2011/96/EU of November 30, 2011 on the common system of taxation applicable in the case of parent companies and subsidiaries of different Member States, as amended by the Council Directive of July 8, 2014 (2014/86/EU) and holds a share participation in our share capital, upon payment or attribution of the dividends, of less than 10% but with an acquisition value of at least EUR 2,500,000 and has held this share participation in full legal ownership during an uninterrupted period of at least one year. The Holder should also be subject to corporate income tax or a similar tax without benefiting from a tax regime that derogates from the ordinary tax regime.

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

Capital gains realized on ADSs by a corporate Holder who is not a Qualifying Holder are generally not subject to taxation in Belgium unless such Holder is acting through a Belgian permanent establishment or a fixed place in Belgium to which the ADSs are effectively connected (in which case a 29.58%, 25.75%, or 0% tax on the capital gain may apply, depending on the particular circumstances, taking into account that different rates may apply if the establishment qualifies as a small enterprise). As of assessment year 2021, linked to a taxable period starting at the earliest on January 1, 2020, the 25.75% rate will be abolished and replaced with the ordinary corporate income tax rate of 25%. As of assessment year 2021, linked to a taxable period starting at the earliest on January 1, 2020, the 29.58% rate will be reduced to 25%. Capital losses are generally not tax deductible.

Private individual Holders who are not Qualifying Holders and who are holding ADSs as a private investment will, as a rule, not be subject to tax in Belgium on any capital gains arising out of a disposal of ADSs. Losses will, as a rule, not be tax deductible.

However, if the gain realized by such individual Holders on ADSs is deemed to be realized outside the scope of the normal management of such individual’s private estate and the capital gain is obtained or received in Belgium, the gain will be subject to a final tax of 33%.

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

F. Dividends and Paying Agents

Not applicable

G. Statement by Experts

Not applicable

H. Documents on Display

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements will file reports with the SEC. Those reports may be inspected without charge on the websites described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Nevertheless, we will file with the SEC an Annual Report on Form 20-F containing financial statements that have been examined and reported on, with and opinion expressed by an independent registered public accounting firm.

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

We have not established any formal practice to manage the foreign exchange risk against our functional currency. As of December 31, 2018, we had no trade receivables denominated in USD and had trade payables denominated in USD of $1.5 million.

Foreign exchange rate movements had no material effect on our results for the years ended December 31, 2016 and 2017. For the year ended December 31, 2018, we recorded an unrealized foreign exchange loss of arising mainly from our cash and short-term deposits denominated in USD. Because of our growing activities in the United States, the foreign exchange risk may increase in the future.

In 2018, the percentage of our total costs expressed in USD represented 16% or $8.0 million. In the same period of 2017 and 2016, it was respectively 27.4% or $9.0 million and 29% or $11.5 million. In 2019 and beyond, we expect the part of the USD expressed costs will increase due to the establishing of the US team & offices as well as the large part of CAR-T NKG2D clinical studies to be initiated in the United States.

Liquidity Risk

The Group is pursuing a strategy to develop therapies to treat unmet medical needs in oncology. Management has prepared detailed budgets and cash flow forecasts for the years 2019 and 2020. These forecasts reflect the strategy of the Group and include significant expenses and cash outflows in relation to the development of selected research programs and product candidates.

Based on its current scope of activities, the Group estimates that its treasury position as of December 31, 2018 is sufficient to cover its cash requirements until mid-2020, therefore beyond the readouts of our clinical trials currently ongoing.

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

Not applicable.

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

Our chief executive officer (principal executive officer) and chief financial officer (principal financial officer) has carried out an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2018. Based on that evaluation, our chief executive officer (principal executive officer) and chief financial officer (principal financial officer) concluded that our disclosure controls and procedures were not effective as of December 31, 2018 at the reasonable assurance level due to the fact that material weaknesses described below under “Management’s Annual Report on Internal Control over Financial Reporting” continued to exist at December 31, 2018, as discussed below.

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

Under the supervision and with the participation of our management, including our chief executive officer (principal executive officer) and chief financial officer (principal financial officer), we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2018 based on the guidelines established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Management identified the following material weaknesses as of December 31, 2018: given the size of its operations, the company maintains a limited finance and accounting staff, which does neither ensure (i) a sufficient backup in personnel with an appropriate level of knowledge and experience in the application of IFRS, nor (ii) a proper and effective segregation of duties consistently, nor (iii) allows the documentation, on a systematic basis, of performance of controls in accordance with internal control procedures.

These material weaknesses did not result in material adjustments, or restatements of our audited consolidated financial statements or disclosures for any prior period previously reported by the company. However, there is a reasonable possibility that a material misstatement of the consolidated financial statements would not have been prevented or detected on a timely basis, and therefore, they have been evaluated as material weaknesses.

As a result of the material weaknesses described above, we have concluded our internal control over financial reporting was not effective as of December 31, 2018.

Notwithstanding these material weaknesses and management’s assessment that internal control over financial reporting was ineffective as of December 31, 2018, our management, including our chief executive officer (principal executive officer) and chief financial officer (principal financial officer), believes that the consolidated financial statements contained in this Annual Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS.

Management’s Plan for Remediation

With the oversight of senior management and our audit committee, we evaluate our internal control over financial reporting on an ongoing basis and have taken, and are taking, several remedial actions to address the material weaknesses that have been identified:

•

We have hired, and are hiring, additional finance, accounting, payroll and legal staff, who are familiar with external financial reporting under IFRS and have experience with establishing appropriate financial reporting policies and control procedures, to provide more resources to support, design, implement and document effective internal controls over financial reporting ;

•

We have engaged, and are engaging, external professional advisors with international accounting, reporting and controlling expertise to assist us in the implementation and evaluation of internal controls over financial reporting and segregating duties amongst finance and accounting personnel.

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

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected our internal control over financial reporting.

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

BDO Réviseurs d’Entreprises SCRL has been our Auditor since May 5, 2017 as decided by shareholders at the Annual General Assembly. PwC Réviseurs d’Entreprises sccrl served as our auditor from May 5, 2014 until May 5, 2017. Hereunder the fees billed by our Auditors for the last three years:

	Year Ended December 31, (euro in thousands)
	2018	2017	2016
Audit fees	316	129	127
Audit-related fees	—	—	10
Tax fees	—	—	—
Other fees	14	12	4

Total	330	141	141

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

BDO Réviseurs d’Entreprises Soc. Civ. SCRL or BDO has served as our independent registered public accounting firm since May 2017. Audit fees with respect to 2018 amounted to €330,000. Audit fees are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that BDO generally provides, such as consents, comfort letters, reports in accordance with Belgian Company Law and assistance with and review of documents filed with the SEC.

There were no audit-related fees, tax fees or other fees paid to BDO with respect to 2018. In accordance with Regulation S-X, Rule 2-01, paragraph (c)(7)(i), no fees for professional services were approved pursuant to any waivers of the pre-approval requirement.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

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

Our Board of Directors complies with the Belgian Corporate Governance Code.

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

See pages F-1 through F-64 of this Annual Report.

ITEM 19.	EXHIBITS

The Exhibits listed in the Exhibit Index at the end of this Annual Report are filed as Exhibits to this Annual Report.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Celyad SA

Mont-Saint-Guibert, Belgium

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Celyad SA (the “Company”) and subsidiaries as of December 31, 2018 and 2017, the related consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at December 31, 2018 and 2017, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

BDO Réviseurs d’Entreprises SCRL

Represented by Bert Kegels

/s/ Bert Kegels

We have served as the Company’s auditor since 2017.

Zaventem, Belgium

April 5, 2019

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Celyad SA

In our opinion, the accompanying consolidated statements of income (loss), comprehensive income (loss), changes in shareholder’s equity and cash flows present fairly, in all material respects, the results of operations and cash flows of Celyad SA and its subsidiaries for the year ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for revenue from contracts with customers in 2018.

Liège, Belgium

April 4, 2017, except for the change in the manner in which the Company accounts for revenue from contracts with customers discussed in Note 2 to the consolidated financial statements, as to which the date is April 5, 2019

PwC Reviseurs d’Entreprises scrl

Represented by

/s/ Patrick Mortroux

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(€’000)		As at December 31,
	Notes	2018	2017
NON-CURRENT ASSETS		42,607	41,232
Intangible assets	7	36,164	36,508
Property, Plant and Equipment	8	3,014	3,290
Non-current trade receivables	9	1,743	—
Other non-current assets	9	1,687	1,434
CURRENT ASSETS		51,692	36,394
Trade and Other Receivables	11	367	233
Other current assets	11	1,585	2,255
Short-term investments	12	9,197	10,653
Cash and cash equivalents	13	40,542	23,253

TOTAL ASSETS		94,299	77,626

EQUITY		55,589	47,535
Share Capital	15	41,553	34,337
Share premium		206,149	170,297
Other reserves	18	25,667	23,322
Retained loss		(217,778)	(180,421)
NON-CURRENT LIABILITIES		29,063	22,146
Bank loans		229	326
Finance leases		652	482
Advances repayable	19	2,864	1,544
Contingent and other financial liabilities	22	25,187	19,583
Post employment benefits		131	204
Other non-current liabilities		—	7
CURRENT LIABILITIES		9,647	7,945
Bank loans		281	209
Finance leases		484	427
Advances repayable	19	276	226
Trade payables	21	5,916	4,800
Other current liabilities	21	2,690	2,282

TOTAL EQUITY AND LIABILITIES		94,299	77,626

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(€’000)		For the year ended December 31,
	Notes	2018	2017	2016
Revenues	24, 2	3,115	3,540	10,012
Cost of sales	2	—	(515)	(1,542)
Gross profit		3,115	3,025	8,471
Research and Development expenses	25	(23,577)	(22,908)	(27,675)
General and administrative expenses	25	(10,387)	(9,310)	(9,744)
Other income	24	1,078	2,630	4,982
Other expenses	24	(8,399)	(41)	(1,642)
Amendment of Celdara Medical and Dartmouth College agreements	25	—	(24,341)	—
Write-off C-Cure and Corquest assets and derecognition of related liabilities	25	—	(1,932)	—
Operating Loss		(38,170)	(52,876)	(25,609)
Financial income	27	804	933	2,204
Financial expenses	27	(62)	(4,454)	(207)
Share of Loss of investment accounted for using the equity method		—	—	—
Loss before taxes		(37,427)	(56,396)	(23,612)
Income taxes	28	0	1	6
Loss for the year [1]		(37,427)	(56,395)	(23,606)
Weighted average number of shares outstanding		11,142,244	9,627,601	9,313,603
Basic and diluted loss per share (in €)		(3.36)	(5.86)	(2.53)

[1]	For 2018, 2017 and 2016, the Group does not have any non-controlling interests and the losses for the year are fully attributable to owners of the parent.

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME(LOSS)

(€’000)	For the year ended December 31,
	2018	2017	2016
Loss for the year	(37,427)	(56,395)	(23,606)

Other comprehensive income/(loss)	—
Items that will not be reclassified to profit and loss	70	—	(107)
Remeasurements of post employment benefit obligations, net of tax	70	—	(107)
Items that may be subsequently reclassified to profit or loss	(1,194)	(769)	277
Currency translation differences	(1,194)	(769)	277
Other comprehensive income / (loss) for the year, net of tax	(1,124)	(769)	170

Total comprehensive loss for the year	(38,551)	(57,164)	(23,436)

Total Comprehensive loss for the year attributable to Equity Holders	(38,551)	(57,164)	(23,436)

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(€’000)		For the year ended December 31,
	Notes	2018	2017	2016
Cash Flow from operating activities
Loss for the year		(37,427)	(56,395)	(23,606)
Non-cash adjustments
Intangibles—Amortisation & Impairment	7	66	8,038	756
PP&E—Depreciation	8	1,048	966	760
Non-Cash expense for amendment of Celdara Medical and Dartmouth College agreements	25	—	10,620
Post-Employment Benefit		(3)	—	(24)
Deconsolidation of CELYAD Asia Ltd.		—	—	—
Change in fair value of Contingent consideration and other financial liabilities	24	5,604	(193)	1,633
Remeasurement of RCAs	25	998	(5,356)	(2,154)
RCAs and Grants income		(768)	(1,376)	(3,003)
Currency Translation Adjustment			—	(144)
Upfront payment settled in shares		(843)
Non-cash employee benefits expense – share based payments	16	3,595	2,569	2,847
Change in working capital
Trade receivables, other receivables, other non-current assets		(1,459)	(832)	(1,018)
Trade payables, other payable and accruals		1,940	(2,482)	(740)
Net cash used in operations		(27,249)	(44,441)	(24,692)

Cash Flow from investing activities
Acquisitions of Property, Plant & Equipment	8	(833)	(851)	(1,687)
Acquisitions of Intangible assets	7	(932)	(7)	(95)
Disposals of fixed assets		74	—	78
Contingent consideration pay out	22	—	(5,107)	—
Acquisition of short term investments	12	(26,561)	(10,749)	(34,230)
Proceeds from short term investments	12	28,859	34,326	7,338
Acquisition of BMS SA			—	(1,560)
Net cash (used in)/from investing activities		607	17,613	(30,157)

Cash Flow from financing activities
Proceeds from finance leases and bank borrowings	23	950	543	1,165
Repayments of finance leases and bank borrowings	23	(749)	(576)	(399)
Proceeds from issuance of shares and exercise of warrants	15	43,011	625	—
Proceeds from RCAs & other grants	19	1,187	1,376	3,107
Repayment of advances	19	(471)	(1,364)	(842)
Net cash (used in)/from financing activities		43,928	605	3,031
Net cash and cash equivalents at beginning of the period		23,253	48,357	100,174
Change in Cash and cash equivalents		17,286	(26,224)	(51,818)
Effects of exchange rate changes on cash and cash equivalents		3	1,120	—
Net cash and cash equivalents at the end of the period		40,542	23,253	48,357

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(€’000)	Share capital (Note 15)	Share premium (Note 15)	Other reserves (Note 18)	Accumulated deficit	Total Equity
Balance as at 1st January 2016	32,571	158,010	21,205	(100,313)	111,473

Share-based payments			2,848		2,848
Total transactions with owners, recognized directly in equity	—	—	2,848	—	2,848

Loss for the year				(23,606)	(23,606)
Currency Translation differences			277		277
Remeasurements of defined benefit obligation				(107)	(107)
Total comprehensive gain/(loss) for the year	—	—	277	(23,713)	(23,436)

Balance as at December 31, 2016	32,571	158,010	24,330	(124,026)	90,885

Capital increase resulting from Celdara and Dartmouth College agreements amendment	1,141	9,479			10,620
Exercise of warrants	625				625
Share-based payments		2,808	(239)		2,569
Total transactions with owners, recognized directly in equity	1,766	12,287	(239)		13,814

Loss for the year				(56,395)	(56,395)
Currency Translation differences			(769)		(769)
Total comprehensive gain/(loss) for the year	—	—	(769)	(56,395)	(57,164)

Balance as at December 31, 2017	34,337	170,297	23,322	(180,421)	47,535

Capital increase in cash	7,204	38,937	—	—	46,140
Transaction costs associated with capital increases	—	(3,141)	—	—	(3,141)
Exercise of warrants	12	—	—	—	12
Share-based payments	—	56	3,539	—	3,595

Total transactions with owners, recognized directly in equity	7,215	35,851	3,539	—	46,606
Loss for the year	—	—	—	(37,427)	(37,427)
Currency Translation differences	—	—	(1,194)	—	(1,194)
Remeasurements of defined benefit obligation	—	—	—	70	70

Total comprehensive gain/(loss) for the year	—	—	(1,194)	(37,357)	(38,551)

Balance as at 31 December 2018	41,552	206,149	25,667	(217,778)	55,589

The accompanying disclosure notes form an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: THE COMPANY

Celyad is a clinical-stage biopharmaceutical company focused on the development of engineered CAR-T cell-based therapies for the treatment of both hematological malignancies and solid tumors.

The Company’s lead candidate, CYAD-01, is an investigational autologous CAR-T therapy which expresses the NKG2D receptor from natural killer (NK) cells that binds to eight stress-induced ligands expressed on tumor cells. CYAD-01 is currently being evaluated for safety and clinical activity in multiple dose-escalation Phase 1 clinical trials both as a monotherapy without preconditioning chemotherapy and following preconditioning chemotherapy for the treatment of patients with r/r AML and when concurrently administered with standard-of-care chemotherapy or preconditioning chemotherapy in mCRC patients. Celyad’s second clinical candidate, CYAD-101, is an investigational, non-gene edited allogeneic (donor derived) CAR-T therapy that co-expresses the NKG2D receptor of CYAD-01 and the novel inhibitory peptide TIM (Tcell receptor [TCR] Inhibiting Molecule). CYAD-101 is currently being evaluated for safety and clinical activity in a dose-esclation Phase 1 trial when concurrently administered with standard-of-care chemotherapy for the treatment of mCRC.

Celyad SA was incorporated on July 24, 2007 under the name “Cardio3 BioSciences”. Celyad is a limited liability company (Société Anonyme) governed by Belgian law with its registered office at Axis Parc, Rue Edouard Belin 2, B-1435 Mont-Saint-Guibert, Belgium (company number 0891.118.115). The Company’s ordinary shares are listed on NYSE Euronext Brussels and NYSE Euronext Paris regulated markets and the Company’s American Depositary Shares (ADSs) are listed on the NASDAQ Global Market, all under the ticker symbol CYAD.

The Company has three fully owned subsidiaries (together, the Group) located in Belgium (Biological Manufacturing Services SA) and in the United States (Celyad Inc. and Corquest Medical, Inc.). OnCyte LLC has been dissolved on March 8, 2018 and, as a result, all of its assets and liabilities were since then fully distributed to and assumed by Celyad SA.

These consolidated financial statements have been approved for issuance by the Company’s Board of Directors on March 28, 2019. These statements have been audited by BDO Réviseurs d’entreprises SCRL, the statutory auditor of the Company.

NOTE 2: GENERAL INFORMATION AND STATEMENT OF COMPLIANCE

The year-end consolidated financial statements of Celyad for the twelve months ended December 31, 2018 (the “year”) include Celyad SA and its subsidiaries. The significant accounting policies used for preparing these consolidated financial statements are explained below.

Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for :

•	Financial instruments – Fair value through profit or loss

•	Contingent consideration and other financial liabilities

•	Post-employment benefits liability

•	Equity securities held as short-term investments at 31 December 2018

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

Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards, International Accounting Standards and Interpretations (collectively, IFRSs) as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, are areas where assumptions and estimates are significant to the financial statements. They are disclosed in note 5

Changes to accounting standards and interpretations

The Group has applied the same accounting policies and methods of computation in its year-end consolidated financial statements as prior year, except for those that relate to new standards and interpretations effective for the first time for periods beginning on (or after) 1 January 2018. The Group has adopted the following new standards that went into effect on January 1, 2018:

•	IFRS 9 Financial Instruments; and

•	IFRS 15 Revenue from Contracts with Customers

Details of the impact of these two standards on the Group are given below.

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

•	Regarding the classification and measurement of financial assets, the impact is limited since the Group does not hold significant equity or debt investments.

•

Likewise, the impact in the Group of the new guidance on impairment of financial assets is very limited considering the nature of financial assets held and specifically the current low amount of trade receivables.

•	The Group does not currently apply hedge accounting.

•	There are no substantial changes to the measurement of financial liabilities under the new guidance.

Considering all of the above and the characteristics of the financial instruments held by the Company, management has analyzed the implications of the retrospective adoption on the required effective date of this standard in accordance with IAS 8. The Company has concluded that the application of IFRS 9 does not have a significant impact on the financial statements.

•

IFRS 15 Revenue from Contracts with Customers (effective for annual periods beginning on or after 1 January 2018) is the new standard ruling revenue recognition. Its core principle requires to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard also results in enhanced disclosures about revenue, provides guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements.

The Group has applied the full retrospective transition approach. For the comparative year presented in the 2018 financial statements, the most significant revenue source of the Company was the license agreement signed with Novartis in May 2017. Management has analyzed the contract using the guidance under the new standard and has concluded that the adoption of IFRS 15 does not affect the previous accounting treatment under IAS 18. In this respect, the licensing revenue relating to the Novartis agreement reported for the year ended December 31, 2017, has been concluded by management as follows:

•

in accordance with ‘Licensing’ Application Guidance set forth in IFRS 15—Appendix B, para. B52 until B63: it shall not be subject to any recognition restatement, as the agreement qualify as a ‘right-to-use’ license;

•

in order to comply with ‘Principal vs. Agent’ guidance set forth in IFRS 15 Appendix B, para. B34 until B38: it shall not be subject to any presentation restatement, as both ‘revenue’ and ‘cost of licensing’ (expense) were already presented separately under IAS 18, evidencing properly that the Company is acting as a ‘Principal’ in this transaction.

For comparative periods presented in this annual report, IFRS 15 implementation had no impact on the gross margin previously reported under IAS 18, it had a limited presentation impact for the year 2016 only, as summarized in the table below:

€’000	2017 IFRS 15	Restatement	2017 IAS 18	2016 IFRS 15	Restatement	2016 IAS 18
Licensing revenue	3,540	0	3,540	9,929	1,489	8,440
Cost of licensing	(515)	0	(515)	(1,489)	(1,489)	0

Gross profit	3,025	0	3,025	8,440	0	8,440

Except for IFRS 16 Leases, other new or amended standards and Interpretations issued by the IASB and the IFRIC that will apply for the first time in future annual periods are not expected to have a material effect on the Group as they are either not relevant to the Group’s activities or require accounting which is consistent with the Group’s current accounting policies. Details of IFRS 16 impact on the Group are given below:

•

IFRS 16 Leases is a new standard effective for annual periods beginning on or after 1 January 2019. Therefore, the Group shall transition as of 1 January 2019 and will issue financial statements prepared for the first time in accordance with IFRS 16 at Half Year 2019.

The standard replaces the existing lease accounting requirements and, in particular, represents a significant change in the accounting and reporting of leases that were previously classified as ‘operating leases’ under IAS 17, with incremental assets and liabilities to be reported on the balance sheet and a different recognition of lease costs. The Group will opt for the so-called ‘modified retrospective’ adoption method and therefore shall only restate lease contracts active at 1 January 2019. In addition, it has decided to measure right-of-use assets by reference to the measurement of the lease liability on that date. Accordingly, there will be no transition impact on the Group’s opening equity for the year 2019.

The Group has set up a project team, supported by an external advisor, to draw an inventory of lease contracts differentiating those in scope of IFRS 16 restatement from those excluded under low-value and short-term contracts exemptions allowed by IFRS 16. The Group has completed the process of capturing the relevant data needed under the new standard, in order to analyze the impact of adopting IFRS 16. In accordance with these preliminary data, the lease obligation to be recognized as of 1 January 2019 amounts to €2.2 million.

Going concern

The Group is pursuing a strategy to develop therapies to treat unmet medical needs in oncology. Management has prepared detailed budgets and cash flow forecasts for the years 2019 and 2020. These forecasts reflect the strategy of the Group and include significant expenses and cash outflows in relation to the development of selected research programs and product candidates.

Based on its current scope of activities, the Group estimates that its treasury position6 as of December 31, 2018 is sufficient to cover its cash requirements until mid-2020, therefore beyond the readouts of our clinical trials currently ongoing. After due consideration of the above, the Board of Directors determined that management has an appropriate basis to conclude on the business continuity over the next 12 months from balance sheet date, and hence it is appropriate to prepare the financial statements on a going concern basis.

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

Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized in profit or loss, in accordance with IFRS 9 if applicable. Contingent consideration that is classified as equity is not re-measured, and its subsequent settlement is accounted for within equity.

FOREIGN CURRENCY TRANSLATION

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Euros, which is the Group’s presentation currency.

[6]

‘Treasury position’ is an alternative performance measure determined by adding Short-term investments and Cash and cash equivalents from the statement of financial position prepared in accordance with IFRS.

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

REVENUE

So far, the main revenue generated by the Group relates to the sale of licenses.

Licensing revenue

Celyad enters into license and/or collaboration agreements with third-party biopharmaceutical partners. Revenue under these arrangements may include non-refundable upfront payments, product development milestone payments, commercial milestone payments and/or sales-based royalties payments.

Upfront payments

Licence fees representing non-refundable payments received at the time of signature of licence agreements are recognized as revenue upon signature of the licence agreements when the Company has no significant future performance obligations and collectibility of the fees is assured.

Milestone payments

Milestone payments represent amounts received from our customers or collaborators, the receipt of which is dependent upon the achievement of certain scientific, regulatory, or commercial milestones. Under IFRS 15, milestone payments generally represent a form of variable consideration as the payments are likely to be contingent on the occurrence of future events. Milestone payments are estimated and included in the transaction price based on either the expected value (probability-weighted estimate) or most likely amount approach. The most likely amount is likely to be most predictive for milestone payments with a binary outcome (i.e., the company receives all or none of the milestone payment). Variable consideration is only recognized as revenue when the related performance obligation is satisfied and the company determines that it is highly probable that there will not be a significant reversal of cumulative revenue recognized in future periods.

Royalty revenue

Royalty revenues arise from our contractual entitlement to receive a percentage of product sales achieved by co-contracting parties. As our co-contrating partners currently have no products based on a Celyad-technology approved for sale, we have not received any royalty revenue to date. Royalty revenues, if earned, will be recognized on an accrual basis in accordance with the terms of the contracts with our customers when sales occur and there is reasonable assurance that the receivables from outstanding royalties will be collected.

Sales of goods (medical devices)

Sales of medical devices are recognized when Celyad has transferred to the buyer the control of the promised goods (with control referring to the ability to direct the use of and obtain substantially all of the remaining benefits of the medical device). Sales of medical devices generated by the Group until 2017 are associated with C-CathEZ, its proprietary catheter.

GOVERNMENT GRANTS (OTHER OPERATING INCOME)

The Group’s grant income reported under ‘Other income’ in the consolidated income statement is generated from: (i) recoverable cash advances (RCAs) granted by the Regional government of Wallonia; (ii) R&D tax credits granted by the Belgian federal government; and (iii) grants received from the European Commission under the Seventh Framework Program (“FP7”).

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Once a government grant is recognized, any related contingent liability (or contingent asset) is treated in accordance with IAS 37.

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Recoverable cash advances (RCAs)

The Group receives grants from the Walloon Region in the form of recoverable cash advances (RCAs).

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

R&D Tax credits

Since 2013, the Company applies for R&D tax credit, a tax incentive measure for European SME’s set-up by the Belgian federal government. When capitalizing its R&D expenses under tax reporting framework, the Company may either i) get a reduction of its taxable income (at current income tax rate applicable) ; or ii) if no sufficient taxable income is available, apply for the refund of the unitilized tax credits, calculated on the R&D expenses amount for the year. Such settlement occurs at the earliest 5 financial years after the tax credit application filed by the Company.

Considering that R&D tax credits are ultimately paid by the public authorities, the related benefit is treated as a government grant under IAS 20 and booked into other income, in order to match the R&D expenses subsidized by the grant. See Note 24.

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

From time to time, the Group may enter into sale and leaseback transactions. If the sale and leaseback transaction results in a finance lease, any excess of sales proceeds over the carrying amount is deferred and amortised over the lease term. If the transaction results in an operating lease and the transaction occurred at fair value, any profit or loss is recognised immediately.

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

As of balance sheet date, the Group has two cash-generating units which consist of the development and commercialization activities on:

•	CYAD products candidate series based on CAR-T technology, for the immune-oncology segment; and

•	C-Cathez commercialized medical device, for the cardiology segment.

Indicators of impairment used by the Group are the pre-clinical and clinical results obtained with the technology.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and short-term deposits with an original maturity of one month or less. Cash and cash equivalents are carried in the balance sheet at nominal value.

FINANCIAL ASSETS

Classification

The Group classifies its financial assets in the following category: loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

‘Amortised cost’ measurement category refers to loans and receivables which are non-derivative financial assets, with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period which are classified as non-current assets. This measurement category comprises “cash and cash equivalents”, “short-term investments”, and relevant financial assets within “(non-) current trade and other receivables” and “other (non-) current assets”.

Initial recognition and measurement

All financial assets are recognized initially at fair value plus or minus, in the case of a financial asset not at fair value through profit or loss, directly attributable transaction costs.

Subsequent measurement

After initial measurement, financial assets are subsequently measured at amortised cost using the effective interest rate method (EIR), less impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and fee or costs that are an integral part of the EIR. The EIR amortisation is included in finance income in the income statement. The losses arising from impairment are recognised in the income statement.

Impairment of financial assets

In relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model as opposed to an incurred credit loss model under IAS 39. The expected credit loss model requires the Group to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition of the financial assets. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognised. Specifically, IFRS 9 requires the Group to recognise a loss allowance for expected credit losses on trade receivables and contract assets.

In particular, IFRS 9 requires the Group to measure the loss allowance for a financial instrument at an amount equal to the lifetime expected credit losses (ECL) if the credit risk on that financial instrument has increased significantly since initial recognition, or if the financial instrument is a purchased or originated credit-impaired financial asset. However, if the credit risk on a financial instrument has not increased significantly since initial recognition (except for a purchased or originated credit-impaired financial asset), the Group is required to measure the loss allowance for that financial instrument at an amount equal to 12-months ECL. IFRS 9 also requires a simplified approach for measuring the loss allowance at an amount equal to lifetime ECL for trade receivables, contract assets and lease receivables in certain circumstances.

Given the current nature and size of operations of the Group, these requirements mainly apply to the financial assets reported under ‘non-current trade receivables’. The carrying value of these receivables (resulting from Mesoblast license agreement commented further under the disclosure note 24) take into account a discount rate equal to our partner’s incremental borrowing rate and, accordingly, is already credit risk-adjusted. We consider there is no significant additional credit risk related to this receivable, which would not have been captured by discounting effect, both at inception of the receivable and at the reporting date. As such, no additional ECL allowance per se has been recognized for this financial asset or any other financial asset.

Given the nature and size of operations of the Group at prior year-end, there was no difference between the ending provision for impairment in accordance with IAS 39 and the opening loss allowance determined in accordance with IFRS 9 for all of the Group’s financial instruments.

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

FINANCIAL LIABILITIES

Classification

The Group’s financial liabilities include “bank loans”, “finance leases”, “recoverable cash advances”, “contingent consideration and other financial liabilities”, “trade payables” and relevant financial liabilities within “Other (non-) current liabilities”. The Group classifies and measures its financial liabilities at ‘amortised cost’ using the effective interest method, except “contingent consideration and other financial liabilities” which are claissified and measured at ‘fair value through profit or loss’.

Initial recognition and measurement

All financial liabilities are recognized initially at fair value plus or minus, in the case of a financial liabilities not at fair value through profit or loss, directly attributable transaction costs

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as above-explained. In particular:

Contingent consideration

The contingent consideration and other financial liabilities are recognized and measured at fair value at the acquisition date. After initial recognition, contingent consideration arrangements that are classified as liabilities are re-measured at fair value with changes in fair value recognized in profit or loss in accordance with IFRS 3 and IFRS 9. Therefore, contingent payments will not be eligible for capitalization but will simply reduce the contingent consideration liability.

Details regarding the valuation of the contingent consideration are disclosed in Note 22.

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

Employee benefits

Post-employment plan

The Group operates a pension plan which requires defined contributions (DC) to be funded by the Group externally at a third-party insurance company. Under Belgian law, an employer must guarantee a minimum rate of return on the company’s contributions. Therefore, any pension plan (including DC plans) organized in Belgium is treated as defined benefit plans under IAS 19.

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

Short-term benefits

Short-term employee benefits are those expected to be settled wholly before twelve months after the end of the annual reporting period during which employee services are rendered, but do not include termination benefits such as wages, salaries, profit-sharing and bonuses and non-monetary benefits paid to current employees.

The undiscounted amount of the benefits expected to be paid in respect of services rendered by employees in an accounting period is recognised in that period. The expected cost of short-term compensated absences is recognised as the employees render services that increase their entitlement or, in the case of non-accumulating absences, when the absences occur, and includes any additional amounts the entity expects to pay as a result of unused entitlements at the end of the period.

Share-based payments

Certain employees, managers and members of the Board of Directors of the Group receive remuneration, as compensation for services rendered, in the form of share-based payments which are “equity-settled”.

Measurement

The cost of equity-settled share-based payments is measured by reference to the fair value at the date on which they are granted. The fair value is determined by using an appropriate pricing model, further details are given in note 16.

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

Cancellation

An equity-settled award can be forfeited with the departure of a beneficiary before the end of the vesting period, or cancelled and replaced by a new equity settled award. When an equity-settled award is forfeited, the previously recognised expense is offset and credited in the income statement. When an equity-settled award is cancelled, the previously recognised expense is offset and credited in the income statement. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

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

At year-end, the foreign exchange risk exposure lied on the cash and short-term deposits denominated in USD.

EUR/USD foreign (loss)/gain exposure	+2%	+1%	-1%	-2%
31 December 2018	(€0.2 million)	(€0.1 million)	+€0.1 million	+€0.2 million
31 December 2017	(€0.7 million)	(€0.3 million)	+€0.3 million	+€0.7 million

A depreciation of 1% on the USD versus EUR would translate into an unrealized foreign exchange loss of €115k for the Group at 31 December 2018.

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

We refer to Note 20 for an analysis of the Group’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

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

Going Concern

When assessing going concern, the company’s Board of directors considers mainly the following factors:

•	the treasury available at balance sheet date

•	the cash burn projected in accordance with approved budget for next 12-month period as from the date of the balance sheet

Revenue

The recognition of revenue relating to license and collaboration agreements involves management estimates and requires judgement as to:

(i)	classifying the license agreement (right-to-use or right-to-access license) in accordance with ‘Licensing’ Application Guidance set forth in IFRS 15;

(ii)	identifying the performance obligations comprised in the contract;

(iii)	estimating probability for (pre-)clinical development or commercial milestone achievement;

(iv)	determining the agreed variable considerations to be included in the transaction price taking into account the constraining limit of the “highly probable” criteria;

(v)	allocating the transaction price according to the stand-alone selling price of each of the performance obligations; and

(vi)	estimating the finance component in the transaction price, based on the contract expected duration and discount rate.

The management makes its judgment taking into account all information available about clinical status of the underlying projects at the reporting date and the legal analysis of each applicable contracts. Further details are contained in Note 24.

Recoverable Cash Advances received from the Walloon Region

As explained in note 3, accounting for RCAs requires initial recognition of the fair value of the loan received to determine the benefit of the below-market rate of interest, which shall be measured as the difference between the initial carrying value of the loan and the proceeds received. Loans granted to entities in their early stages of operations, for which there is significant uncertainty about whether any income will ultimately be generated and for which any income which will be generated will not arise until a number of years in the future, normally have high interest rates. Judgment is required to determine a rate which may apply to a loan granted on an open market basis.

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

Deferred Tax Assets

Deferred tax assets for unused tax losses are recognized to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. Further details are contained in Note 29.

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

NOTE 6. OPERATING SEGMENT INFORMATION

The chief operating decision-maker (CODM), who is responsible for making strategic decisions, allocating resources and assessing performance of the Group, has been identified as the Board of Directors.

Since the acquisition of the oncological platform in 2015, the management and the CODM have determined that there are two operating segments, being:

•	the cardiology segment, regrouping the Cardiopoiesis platform, the Corquest Medical, Inc. (Corquest) platform and C-Cathez; and

•	the immuno-oncology segment regrouping all assets developed based on the CAR-T cell platform.

Although the Group is currently active in Europe and in the US, no geographical financial information is currently available given the fact that the core operations are currently still in a study phase. No disaggregated information on product level or geographical level or any other level currently exists and hence also not considered by the Board of Directors for assessing performance or allocating resources.

CODM is not reviewing assets by segments, hence no segment information per assets is disclosed. At reporting date, all of the Group non-current assets are located in Belgium, except the leasehold improvements made in the offices of Celyad Inc located in Boston, USA.

€’000	For the year ended December 31, 2016
	Cardiology	Immuno-oncology	Corporate	Group Total
Revenue	84	9,929		10,013
Cost of Sales	(53)	(1,489)		(1,542)
Gross Profit	31	8,440	—	8,471
Research & Development expenses	(12,704)	(14,971)		(27,675)
General & Administrative expenses	—	—	(9,744)	(9,744)
Other Income and expenses	1,540	1,800		3,340
Operating Profit (Loss)	(11,133)	(4,731)	(9,744)	(25,609)
Net Financial Charges	—	—	1,997	1,997
Profit (Loss) before taxes	(11,133)	(4,731)	(7,747)	(23,612)
Income Taxes	—	—	6	6
Profit (Loss) for the year 2016	(11,133)	(4,731)	(7,742)	(23,606)

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

€’000	For the year ended December 31, 2017
	Cardiology	Immuno-oncology	Corporate	Group Total
Revenues	35	3,505		3,540
Cost of Sales		(515)		(515)
Gross Profit	35	2,990	—	3,025
Research & Development expenses	(2,881)	(20,027)	—	(22,908)
General & Administrative expenses	—	—	(9,310)	(9,310)
Other Income and expenses	1,070	151	1,370	2,590
Non-recurring operating (expenses)/income	(1,932)	—	(24,341)	(26,273)
Operating Profit (Loss)	(3,708)	(16,886)	(32,281)	(52,876)
Net Financial Charges	—	—	(3,518)	(3,518)
Profit (Loss) before taxes	(3,708)	(16,886)	(35,799)	(56,396)
Income Taxes	—	—	1	1
Profit (Loss) for the year 2017	(3,708)	(16,886)	(35,798)	(56,395)

In 2017, there were some important one-time non-recurrent items impacting significantly the consolidated income statement. The Board decided to isolate these non-recurrent items in the presentation of the consolidated income statement.

€’000	For the year ended December 31, 2018
	Cardiology	Immuno-oncology	Corporate	Group Total
Revenues	2,399	716	—	3,115
Cost of Sales	—	—	—	—
Gross Profit	2,399	716	—	3,115
Research & Development expenses	(375)	(23,202)	—	(23,577)
General & Administrative expenses	—	—	(10,387)	(10,387)
Other Income and expenses	(686)	(6,765)	130	(7,321)
Recurring operating profit (Loss) - REBIT	1,338	(29,251)	(10,257)	(38,170)
Non-recurring operating (expenses)/income	—	—	—	—
Operating Profit (Loss)	1,338	(29,251)	(10,257)	(38,170)
Net Financial Result	—	—	743	743
Profit (Loss) before taxes	1,338	(29,251)	(9,515)	(37,427)
Income Taxes	—	—	—	—
Profit (Loss) for the year 2018	1,338	(29,251)	(9,515)	(37,427)

In 2018, the Group entered into a license agreement with Mesoblast relating to the C-Cathez device, in the Cardiology segment, resulting in €2.4 million revenue recognized. See disclosure note 24.

NOTE 7: INTANGIBLE ASSETS

The change in intangible assets is broken down as follows, per class of assets:

(€’000)	Goodwill	In-process research and development	Development costs	Patents, licences, trademarks	Software	Total
Cost:
At 1 January 2017	1,040	39,655	1,084	13,337	202	55,318
Additions	—	—	—	—	—	—
Currency translation adjustments	(126)	(4,801)	—	—	3	(4,924)
Divestiture	—	—	—	—	(93)	(93)
At 31 December 2017	914	34,854	1,084	13,337	111	50,300
Additions	—	—	—	877	55	932
Currency translation adjustments	(31)	(1,177)	—	—	—	(1,208)
Divestiture	—	—	—	—	(2)	(2)
At 31 December 2018	883	33,677	1,084	14,214	164	50,022

Accumulated amortisation
At 1 January 2017	—	—	(279)	(5,373)	(100)	(5,752)
Amortisation charge	—	—	(66)	(7,964)	(7)	(8,038)
Divestiture	—	—	—	—	(3)	(3)
At 31 December 2017	—	—	(345)	(13,337)	(110)	(13,792)
Amortisation charge	—	—	(66)	(1)	(0)	(68)
Divestiture	—	—	—	—	2	2
Impairment (non-recurring loss)	—	—	—	—	—	—
At 31 December 2018	—	—	(411)	(13,338)	(109)	(13,858)

Net book value
Cost	914	34,854	1,084	13,337	111	50,300
Accumulated amortisation	—	—	(345)	(13,337)	(110)	(13,792)
At 31 December 2017	914	34,854	739	0	1	36,508

Cost	883	33,677	1,084	14,214	164	50,022
Accumulated amortisation	—	—	(411)	(13,338)	(109)	(13,858)
At 31 December 2018	883	33,677	673	876	55	36,163

The capitalised development costs relate to the development of C-Cathez. Since May 2012 and the CE marking of C-Cathez, the development costs of C-Cathez are capitalized and amortized over the estimate residual intellectual property protection as of the CE marking (ie. until 2029). No other development costs have been capitalised up till now. All other programs (ao. C-Cure, CYAD-01, CYAD-02, CYAD-101…) related development costs have been assessed as not being eligible for capitalisation and have therefore been recognised in the income statement as research and development expenses. Software is amortized over a period of 3 to 5 years.

Goodwill, In-process R&DPatents, Licenses and Trademarks relate to the following items:

•

Goodwill and In-process research and development resulted from the purchase price allocation exercise performed for the acquisition of Oncyte LLC in 2015. As of balance sheet date, Goodwill and In-Process Research and Development are not amortized but tested for impairment.

•

A licence, granted in August 2007 by Mayo Clinic (for an amount of €9.5 million) upon the Group’s inception and an extension to the licensed field of use, granted on 29 October 2010 for a total amount of €2.3 million. The licence and its extension were amortised straight line over a period of 20 years, in accordance with the license term. A €6.0 million impairment loss has been recognised on the remaining net book value in the year ended 31 December 2017.

•

Patents acquired upon the acquisition of CorQuest LLC in November 2014. The fair value of these intellectual rights was then determined to be €1.5 million. These patents were amortised over 18 years, corresponding to the remaining intellectual property protection filed for the first patent application in 2012. A €1.2 million impairment loss has been recognised on the remaining net book value in the year ended 31 December 2017.

•

Exclusive Agreement for Horizon Discovery’s shRNA Platform to develop next-generation allogenic CAR-T Therapies acquired for $1.0 million end of December 2018. This patent is amortised over the remaining period of 10 years, corresponding to the remaining intellectual property protection of 20 years, filed for the first patent application in 2008.

Impairment testing

Impairment testing is detailed below.

OnCyte, LLC goodwill and IPRD impairment test

Goodwill and In-process research and development (IPRD) exclusively relate to the acquisition of the former entity Oncyte LLC (meanwhile liquidated into Celyad SA) which was acquired in 2015. Management performs an annual impairment test on goodwill and on ‘indefinite lived assets’ that are not amortized in accordance with the accounting policies stated in notes 3. The impairment test has been performed at the level the immuno-oncology segment corresponding to the CGU to which the goodwill and the IPRD belong. The recoverable amount has been calculated based on the fair value less costs to sell model, which requires the use of assumptions. The calculations use cash flow projections based on 12-year period business plan based on probability of success of CYAD-01 and CYAD-101 product candidates as well as extrapolations of projected cash flows resulting from the future expected sales associated with CYAD-01 and CYAD-101. CGU recoverable value, determined accordingly, exceeds its carrying amount. Accordingly, no impairment loss was recognized neither on goodwill nor on the IPRD intangible assets at balance sheet date.

Management’s key assumptions about projected cash flows when determining fair value less costs to sell are as follows:

• Discount rate (WACC)	13.9%, in line with industry standards for biotechnological companies and WACC used by Equity Research companies following the Group

• Sales revenue growth in the Terminal Value	a decline of 25% of the estimated product revenue has been considered in the Terminal Value (for infinite extrapolation purposes)

• Probabilities of Success (PoS)	based on Clinical Development Success Rates observed for the period 2006-2015 determined by independent business intelligence consulting companies for hematologic and solid oncological diseases. Probability of our product candidates getting on the market used were in line with prior year and as follows:

PoS	Phase I	Phase I to II	Phase II to III	Phase III to BLA	BLA to Approval	Cumulative PoS
CYAD-01 CYAD-101	100%	63%	26%	45%	84%	6.4%

The sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. The following table presents the sensitivity analyses of the recoverable amount of the CGU associated to the immuno-oncology operations:

Sensitivity analysis		Discount rate (WACC)
Terminal Revenue Growth rate	Impact on model value	13.90%	14.65%	15.40%
	-35%	-8%	-16%	-23%
	-30%	-5%	-13%	-20%
	-25%	Model Reference	-9%	-16%

Even at the lower terminal revenue growth and higher discount rate, the recoverable value of the CGU exceeded its carrying amount at balance sheet date.

C-Cure and Corquest impairment test

Pursuant to prior year’s strategic decision to focus all the efforts of the Group on the development of the immuno-oncology platform and the lack of strategic business development opportunities identified for the C-Cure (Mayo Licenses) and HeartXs (Corquest patents) technologies, these assets had been fully impaired as of 31 December 2017. CGU’s recoverable amounts being confirmed to be zero at current year-end, the 100% impairment allowance has been carried forward at balance sheet date.

NOTE 8: PROPERTY, PLANT AND EQUIPMENT

(€’000)	Equipment	Furnitures	Leasehold	Total
Cost:
At 1 January 2017	3,999	465	2,947	7,410
Additions	823	—	129	952
Acquisition of BMS SA	—	—	—	—
Disposals	(281)	(9)	(9)	(299)
Currency translation adjustments	(3)	(11)	(8)	(23)

At 31 December 2017	4,537	445	3,059	8,041
Additions	564	10	260	833
Reclass BMS SA	(1,032)	24	1,007	(0)
Disposals	(123)	(154)	(140)	(417)
Currency translation adjustments	1	4	8	13

At 31 December 2018	3,947	329	4,195	8,470

Accumulated depreciation:
At 1 January 2017	(2,752)	(184)	(912)	(3,847)
Depreciation charge (note 5.25)	(424)	(56)	(486)	(966)
Acquisition of BMS SA	—	—	—	—
Currency translation adjustments	1	1	0	2
Disposals	50	9	2	61

At 31 December 2017	(3,126)	(229)	(1,395)	(4,750)
Reclass BMS SA	786	(24)	(761)	(0)
Depreciation charge (note 5.25)	(529)	(49)	(469)	(1,048)
Disposals	117	93	133	343
Currency translation adjustments	0	(1)	(1)	(1)
At 31 December 2018	(2,751)	(211)	(2,494)	(5,456)

Net book value
Cost	4,537	445	3,059	8,041
Accumulated depreciation	(3,126)	(229)	(1,395)	(4,750)
At 31 December 2017	1,412	215	1,664	3,290

Cost	3,947	328	4,195	8,470
Accumulated depreciation	(2,751)	(211)	(2,494)	(5,456)
At 31 December 2018	1,196	117	1,701	3,013

Property, Plant and Equipment is mainly composed of office furniture, leasehold improvements, and laboratory equipment.

The acquisition of BMS in 2016 was accounted for as an asset deal. The fair value of the assets acquired is concentrated in one identifiable asset, i.e. the GMP laboratories. A reclass of BMS equipments to Leashold has been operated in 2018 without having any impact on the net book value. The difference between the purchase price and the net assets of BMS at the date of acquisition is then allocated entirely to the Property, Plant and Equipment.

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

NOTE 9: OTHER NON-CURRENT ASSETS

(€’000)	As at 31 December,
	2018	2017
Non-current trade receivables Mesoblast licence agreement	1,743	0

Total	1,743	0

In May 2018, the Group has entered into an exclusive license agreement with Mesoblast. More details on the transaction and its revenue recognition pattern is set forth in disclosure note 24.

(€’000)	As at 31 December,
	2018	2017
Deposits	215	273
R&D Tax credit receivable	1,472	1,161

Total	1,687	1,434

The non-current assets refer to security deposits paid to the lessors of the building leased by the Group and to the Social Security administration.

In 2017, the Company recognized for the first time a receivable on the amounts to collect from the federal government as R&D tax credit (€1.2 million), including a one-off catch-up effect. For the current year, a further R&D tax credit receivable has been recorded for the 2018 base increment (€0.3 million).

NOTE 10: INVENTORIES AND WORK IN PROGRESS

Not applicable

NOTE 11: TRADE, OTHER RECEIVABLES AND OTHER CURRENT ASSETS

(€’000)	As at 31 December,
	2018	2017
Trade receivables	277	64
Advance deposits	90	152
Other trade receivables	0	17

Total Trade and Other receivables	367	233

Prepaid expenses	593	744
VAT receivable	255	391
Income and other tax receivables	737	1,120

Total Other current assets	1,585	2,255

Impairment of receivables is assessed on an individual basis at the end of each accounting year.

At balance sheet date, no receivable was overdue. There were no carrying amounts for trade and other receivables denominated in foreign currencies and no impairments were recorded. Trade receivables balance increase due to a non-clinical supply services agreement signed with Ono (€0.2 million receivable at year-end).

At 31 December 2017, income tax receivables include an open balance for two fiscal years (2017 and 2016), while only one (2018) at 31 December 2018. As of 31 December 2018, other trade receivables mainly decrease due to lower withholding tax to be received from our short-term deposits interests.

NOTE 12: SHORT-TERM INVESTMENTS

(€’000)	As at 31 December,
	2018	2017
Short-term cash deposits	8,559	10,653
Investment in equity securities	639	—

Total	9,197	10,653

Amounts recorded as short-term investments correspond to short-term cash deposits with fixed interest rates. Short-term deposits are made for variable periods (from 1 to 12 months) depending on the short-term cash requirements of the Group. Interest is calculated at the respective short-term deposit rates.

Mesoblast equity shares received in settlement of the upfront payment for the C-CathEZ licensing agreement (see disclosure note 24) are measured at fair value through profit or loss. The fair value of these listed securities is based on public market prices. Accordingly, their carrying value has been marked-to-market value at 2018 year-end.

NOTE 13: CASH AND CASH EQUIVALENTS

(€’000)	As at 31 December,
	2018	2017
Cash at bank and on hand	40,542	23,253

Total	40,542	23,253

Cash at banks earn interest at floating rates based on daily bank deposit rates.

The credit quality of cash and cash equivalents and short-term cash deposit balances may be categorised between A-1 and A+ based on Standard and Poor’s rating at 31 December 2018.

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

Biologicial Manufacturing Services SA (BMS) has been acquired in May 2016. BMS owns GMP laboratories. BMS rent its laboratories to Celyad SA since 2009 and until 30 April 2016. Until the acquisition, BMS had been treated as a related party to Celyad.

Cardio3 Inc was incorporated in 2011 to support clinical and regulatory activities of the Group in the US. Cardio3 Inc was renamed in Celyad Inc in 2015. The growth of the activities of Celyad Inc is associated to the development of the US clinical and regulatory activities of the Group in the US.

Corquest Inc has been acquired on 5 November 2014. Corquest Inc. is developing Heart XS, a new access route to the left atrium.

Oncyte LLC had been acquired on 21 January 2015. It has been liquidated in March 2018. Oncyte LLC was the company hosting the CAR T-Cell portfolio of clinical and pre-clinical stage immuno-oncology IP assets, as disclosed in our previous annual reports. In 2018, as a result of the liquidation, these IP assets have been transferred to Celyad SA, without any impact on the Group’s operations.

NOTE 15: SHARE CAPITAL

The number of shares issued is expressed in units.

	As at 31 December,
	2018	2017
Total number of issued and outstanding shares	11,942,344	9,867,844

Total share capital (€’000)	41,552	34,337

As of 31 December 2018, the share capital amounts to €41,552k represented by 11,942,344 fully authorized and subscribed and paid-up shares with a nominal value of €3.48 per share. This number does not include warrants issued by the Company and granted to certain directors, employees and non-employees of the Company.

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

In 2015, the Company conducted two fund raisings. A private placement was closed in March resulting in a capital increase of €31,745k represented by 713,380 new shares. The Company also completed an IPO on Nasdaq in June, resulting in a capital increase of €87,965k represented by 1,460,000 new shares.

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

In May 2018 the Company completed a global offering of $54.4 million (€46.1 million), resulting in cash proceeds for an amount of €43.0 million net of bank fees and transaction costs.

As of 31 December 2018, all shares issued have been fully paid.

The following share issuances occurred since the incorporation of the Company:

Category	Transaction date	Description	# of shares	Par value (in €)
Class A shares	24 July 2007	Company incorporation	409,375	0.15
Class A shares	31 August 2007	Contribution in kind (upfront fee Mayo Licence)	261,732	36.30
Class B shares	23 December 2008	Capital increase (Round B)	137,150	35.36
Class B shares	23 December 2008	Contribution in kind (Loan B)	67,502	35.36
Class B shares	28 October 2010	Contribution in cash	21,000	22.44
Class B shares	28 October 2010	Contribution in kind (Loan C)	92,068	35.36
Class B shares	28 October 2010	Contribution in kind (Loan D)	57,095	35.36
Class B shares	28 October 2010	Contribution in cash	73,793	35.36
Class B shares	28 October 2010	Exercise of warrants	12,300	22.44
Class B shares	28 October 2010	Contribution in kind (Mayo receivable)	69,455	44.20
Class B shares	28 October 2010	Contribution in cash	9,048	44.20
Class B shares	31 May 2013	Contribution in kind (Loan E)	118,365	38.39
Class B shares	31 May 2013	Contribution in kind (Loan F)	56,936	38.39
Class B shares	31 May 2013	Contribution in kind (Loan G)	654,301	4.52
Class B shares	31 May 2013	Contribution in kind (Loan H)	75,755	30.71
Class B shares	31 May 2013	Contribution in cash	219,016	31.96
Class B shares	4 June 2013	Conversion of warrants	2,409,176	0.01
Ordinary shares	11 June 2013	Conversion of Class A and Class B shares in ordinary shares	4,744,067	—
Ordinary shares	5 July 2013	Initial Public Offering	1,381,500	16.65
Ordinary shares	15 July 2013	Exercise of over-allotment option	207,225	16.65
Ordinary shares	31 January 2014	Exercise of warrants issued in September 2008	5,966	22.44
Ordinary shares	31 January 2014	Exercise of warrants issued in May 2010	333	22.44

Category	Transaction date	Description	# of shares	Par value (in €)
Ordinary shares	31 January 2014	Exercise of warrants issued in January 2013	120,000	4.52
Ordinary shares	30 April 2014	Exercise of warrants issued in September 2008	2,366	22.44
Ordinary shares	16 June 2014	Capital increase	284,090	44.00
Ordinary shares	30 June 2014	Capital increase	284,090	44.00
Ordinary shares	4 August 2014	Exercise of warrants issued in September 2008	5,000	22.44
Ordinary shares	4 August 2014	Exercise of warrants issued in October 2010	750	35.36
Ordinary shares	3 November 2014	Exercise of warrants issued in September 2008	5,000	22.44
Ordinary shares	21 January 2015	Contribution in kind (Celdara Medical LLC)	93,087	37.08
Ordinary shares	7 February 2015	Exercice of warrant issued in May 2010	333	22.44
Ordinary shares	3 March 2015	Capital increase	713,380	44.50
Ordinary shares	11 May 2015	Exercice of warrant issued in May 2010	500	22.44
Ordinary shares	24 June 2015	Capital increase	1,460,000	60.25
Ordinary shares	4 August 2015	Exercice of warrant issued in May 2010	666	22.44
Ordinary shares	4 August 2015	Exercice of warrant issued in October 2010	5,250	35.36
Ordinary shares	1 february 2017	Exercice of warrant issued in May 2013	207,250	2.64
Ordinary shares	2 May 2017	Exercice of warrant issued in May 2013	4,900	2.64
Ordinary shares	1 August 2017	Exercice of warrant issued in May 2013	7,950	2.64
Ordinary shares	23 August 2017	Contribution in kind (Celdara Medical LLC)	328,275	32.35
Ordinary shares	9 November 2017	Exercice of warrant issued in May 2013	5,000	2.64
Ordinary shares	9 November 2017	Exercice of warrant issued in October 2010	866	35.36
Ordinary shares	7 February 2018	Exercice of warrant issued in May 2013	4,500	2.64
Ordinary shares	22 May 2018	Capital increase	2,070,000	22.29

(€000)
Date	Nature of the transactions	Share Capital	Share premium	Number of shares
	Balance as at January 1st, 2017	32,571	158,010	9,313,603

	Issue of shares related to exercise of warrants	625		225,966
	Capital increase resulting from Celdara and Dartmouth College agreements amendment	1,141	9,479	328,275
	Share-based payments		2,808
	Balance as at December 31, 2017	34,337	170,297	9,867,844

	Issue of shares related to exercise of warrants	12	0	4,500
	Capital increase as a result of the global offering	7,204	35,796	2,070,000
	Share-based payments		56
	Balance as at December 31, 2018	41,552	206,149	11,942,344

The total number of shares issued and outstanding as of 31 December 2018 totals 11,942,344 and are ordinary common shares.

NOTE 16: SHARE-BASED PAYMENTS

The Company operates an equity-based compensation plan, whereby warrants are granted to directors, management and selected employees and non-employees. The warrants are accounted for as equity-settled share-based payment plans since the Company has no legal or constructive obligation to repurchase or settle the warrants in cash.

Each warrant gives the beneficiaries the right to subscribe to one common share of the Company. The warrants are granted for free and have an exercise price equal to the lower of the average closing price of the Celyad share over the 30 days prior to the offer, and the last closing price before the day of the offer, as determined by the Board of Directors of the Company.

Changes in the number of warrants outstanding and their related weighted average exercise prices are as follows:

		2018		2017
	Weighted average exercise price (in €)	Number of warrants	Weighted average exercise price (in €)	Number of warrants
Outstanding as at 1 January	31.76	674,962	20.92	571,444
Granted	23.09	111,600	30.37	367,100
Forfeited	28.79	50,833	28.50	31,817
Exercised	2.64	4,500	2.77	225,966
Expired	—	—	22.44	5,799
At 31 December	30.71	731,229	31.76	674,962

There were 4,500 warrants exercised in 2018, that were issued in May 2013.

Warrants outstanding at the end of the year have the following expiry date and exercise price:

Warrant plan issuance date	Vesting date	Expiry date	Number of warrants outstanding as at 31 December, 2018	Number of warrants outstanding as at 31 December, 2017	Exercise price per share
29 October 2010	29 October 2013	29 October 2020	766	766	35.36
06 May 2013	06 May 2016	06 May 2023	2,500	7,000	2.64
05 May 2014	05 May 2017	05 May 2024	60,697	60,697	36.69
05 November 2015	05 November 2018	05 November 2025	245,982	253,065	33.27
08 December 2016	08 December 2019	08 December 2021	42,500	45,000	22.46
29 June 2017	29 June 2020	29 June 2022	294,484	308,434	31.50
26 October 2018	26 October 2021	26 October 2023	84,300		21.16

			731,229	674,962

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

Warrants issued on May 6, 2013

At the Extraordinary Shareholders Meeting of 6 May 2013, a plan of 266,241 warrants was approved. Warrants were offered to Company’s employees and management team. Out of the 266,241 warrants offered, 253,150 warrants were accepted by the beneficiaries and 2,500 warrants are outstanding on the date hereof.

The 253,150 warrants were vested in equal tranches over a period of three years. The warrants become 100% vested after the third anniversary the issuance. The warrants that are vested can only be exercised at the end of the third calendar year following the issuance date, thus starting on 1 January 2017. The exercise price amounts to €2.64. Warrants not exercised within 10 years after issue become null and void.

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

Warrants issued on November 5, 2015

At the Extraordinary Shareholders Meeting of 5 November 2015, a plan of 466,000 warrants was approved. Warrants were offered to Company’s new comers (employees, non-employees and directors) in five different tranches. Out of the warrants offered, 343,550 warrants were accepted by the beneficiaries and 245,982 warrants are outstanding on the date hereof.

Theses warrants vest in equal tranches over a period of three years. The warrants become 100% vested after the third anniversary of issuance. The warrants that are vested can only be exercised as from the end of the third calendar year following the issuance date, thus starting on 1 January 2019. The exercise price of the different tranches ranges from €15.90 to €34.65. Warrants not exercised within 10 years after issue become null and void.

Warrants issued on December 8, 2016

On 8 December 2016, the Board of Directors issued a new plan of 100,000 warrants. An equivalent number of warrants were cancelled from the remaining pool of warrants of the plan of 5 November 2015. Warrants were offered to Company’s new comers (employees and non-employees) in two different tranches. Out of the warrants offered, 45,000 warrants were accepted by the beneficiaries and 42,500 warrants are outstanding on the date of the financial statements.

Theses warrants will vest in equal tranches over a period of three years. The warrants become 100% vested after the third anniversary of issuance. The warrants that are vested can only be exercised as from the end of the third calendar year following the issuance date, thus starting on 1 January 2020. The exercise price of the different tranches ranges from €17.60 to €36.81. Warrants not exercised within 5 years after issue become null and void.

Warrants issued on June 29, 2017

At the Extraordinary Shareholders Meeting of 29 June 2017, a plan of 520,000 warrants was approved. Warrants were offered in different tranches to beneficiaries (employees, non-employees and directors). Out of the warrants offered, 312,100 warrants were accepted by the beneficiaries and 294,484 warrants are outstanding on the date hereof.

Theses warrants will be vested in equal tranches over a period of three years. The warrants become 100% vested after the third anniversary of issuance. The warrants that are vested can only be exercised as from the end of the third calendar year following the issuance date, thus starting on 1 January 2021. The exercise price of the different tranches ranges from €31.34 to €47.22. Warrants not exercised within 5 years after issue become null and void.

The fair value of the warrants has been determined at grant date based on the Black-Scholes formula. The variables, used in this model, are:

	Warrants issued on
	29 October 2010	31 January 2013	06 May 2013	05 May 2014	05 Nov. 2015	08 Dec. 2016	29 June 2017	26 October 2018
Number of warrants issued	79,500	140,000	266,241	100,000	466,000	100,000	520,000	700,000
Number of warrants granted	61,050	120,000	253,150	94,400	343,550	45,000	334,400	89,300
Number of warrants not fully vested as of 31 December 2018	0	0	0	0	25,167	42,500	294,484	84,300
Average exercise price (in €)	35.36	4.52	2.64	36.69	33.27	22.46	31.50	21.16
Expected share value volatility	35.60%	35.60%	39.55%	67.73%	60.53%	61.03%	60.61%	58.82%
Risk-free interest rate	3.21%	2.30%	2.06%	1.09%	0.26%	-0.40%	-0.23%	-0.06%
Average fair value (in €)	9.00	2.22	12.44	24.55	21.66	11.28	15.68	10.77
Weighted average remaining contractual life	1.82	4.08	4.34	5.34	6.84	2.94	3.49	4.82

The total net expense recognised in the income statement for the outstanding warrants totals €3.6 million for the year 2018 (€2.6 million for the prior year 2017).

NOTE 17: POST-EMPLOYMENT BENEFITS

(€’000)	As at 31 December,
	2018	2017
Pension obligations	131	204

Total	131	204

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

The amounts recognised in the balance sheet are determined as follows:

	As at 31 December,
(€’000)	2018	2017
Present value of funded obligations	1,838	1,705
Fair value of plan assets	(1,706)	(1,500)

Deficit of funded plans	131	204
Total deficit of defined benefit pension plans	131	204
Liability in the balance sheet	131	204

The movement in the defined benefit liability over the year is as follows:

(€’000)	Present value of obligation	Fair value of plan assets	Total
As at 1 January 2017	1,509	1,305	204
Current service cost	201	—	201
Interest expense/(income)	32	26	6

	1,742	1,331	411

Remeasurements
- Return on plan assets, excluding amounts included in interest expense/(income)	—	5	(5)
- Actuarial (Gain)/loss due to change in actuarial assumptions	—	—	—
- Actuarial (Gain)/Loss due to experience	5	—	5

	5	5	—

Employer contributions:		206	(206)
Benefits Paid	(30)	(30)	(1)

At 31 December 2017	1,704	1,499	204

As at 1 January 2018	1,704	1,499	204

Current service cost	190		190
Interest expense/(income)	36	31	5

	1,929	1,530	399

Remeasurements
- Return on plan assets, excluding amounts included in interest expense/(income)		9	(9)
- Actuarial (Gain)/loss due to change in actuarial assumptions	(58)		(58)
- Actuarial (Gain)/Loss due to experience	(3)		(3)

	(61)	9.	(70)

Employer contributions:		198	(198)
Benefits Paid	(31)	(31)	—

At 31 December 2018	1,838	1,707	131

The income statement charge included in operating profit for post-employment benefits amount to:

(€’000)	2018	2017
Current service cost	190	201
Interest expense on DBO	36	32
Expected return on plan assets	(30)	(26)

Net periodic pension cost	195	207

The re-measurements included in other comprehensive loss amount to:

(€’000)	2018	2017
Effect of changes in actuarial assumptions	(58)	—
Effect of experience adjustments	(3)	5
(Gain)/Loss on assets for the year	(9)	(5)

Remeasurement of post-employment benefit obligations	(70)	—

Plan assets relate all to qualifying insurance policies. The significant actuarial assumptions as per 31 December 2018 were as follows:

Demographic assumptions (for both current and comparative years presented in these year-end financial statements):

•	Mortality tables: mortality rates-5 year for the men and 5 year for the women

•	Withdrawal rate: 5% each year

•	Retirement age: 65 years

Economic assumptions:

•	Yearly inflation rate: 1,8%

•	Yearly salary raise: 1,5% (above inflation)

•	Yearly discount rate: 2.2%

If the discount rate would decrease with 0,5% then, the defined benefit obligation would increase with 5,5%. Reversely if the discount rate would increase with 0,5% then the defined benefit obligation would decrease with 3,5%.

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

Expected contributions to pension plans for next financial year amount to €0.2 million.

NOTE 18: OTHER RESERVES

(€’000 )	Share based payment reserve	Convertible loan	Currency Translation Difference	Total
Balance as at 1st January 2017	6,946	16,631	752	24,329
Vested share-based payments	(239)			(239)
Currency Translation differences subsidiaries			(769)	(769)

Balance as at 31 December 2017	6,707	16,631	(17)	23,321

Vested share-based payments	3,539			3,539
Currency Translation differences subsidiaries			(1,194)	(1,194)

Balance as at 31 December 2018	10,246	16,631	(1,211)	25,666

NOTE 19: ADVANCES REPAYABLE

	As at December 31,
(€’000)	2018	2017
Total Non-Current portion as at 1st January	1,544	7,330
Total Non-Current portion as at 31 December	2,864	1,544

Total Current portion as at 1st January	226	1,108
Total Current portion as at 31 December	276	226

The Group receives government support in the form of recoverable cash advances from the Walloon Region in order to compensate the research and development costs incurred by the Group.

At balance sheet date, the Company has been granted total recoverable cash advances amounting to €26.7 million. Out of this total amount : i) €23.7 million have been received to date ; ii) out of the active contracts, an amount of €1.4 million should be received in 2019 or later depending on the progress of the different programs partially funded by the Region ; and iii) an amount of €1.5 million refer to contracts for which the exploitation has been abandoned (and thus will not be received).

For further details, reference is made to the table below which shows (i) the year for which amounts under those agreements have been received and initially recognised on the balance sheet for the financial liability and deferred grant income components and (ii) a description of the specific characteristics of those recoverable cash advances including repayment schedule and information on other outstanding advances. In 2019, we will be required to make exploitation decisions on our remaining outstanding RCA related to the CAR-T platform.

(in €’000)			Amounts received for the years ended 31 December				Amounts to be received		As at 31 December 2018
Id	Project	Contractual amount	Prior years	2017	2018	Cumulated cashed in	2019 and beyond	Status	Amount reimbursed (cumulative)
5160	C-Cure	2,920	2,920	—		2,920	—	Abandoned	0
5731	C-Cure	3,400	3,400	—		3,400	—	Abandoned	0
5914	C-Cure	700	687	—		687	—	Abandoned	180
5915	C-Cathez	910	910	—		910	—	Exploitation	460
5951	Industrialization	1,470	866	—		866	—	Abandoned	245
6003	C-Cure	1,729	1715	—		1715	—	Abandoned	0
6230	C-Cure	1,084	1084	—		1084	—	Abandoned	0
6363	C-Cure	1,140	1126	—		1126	—	Abandoned	1,536
6548	Industrialization	660	541	—		541	—	Abandoned	0
6633	C-Cathez	1,020	1020	—		1020	—	Exploitation	204
6646	Proteins	1,200	450	—		450	—	Abandoned	450
7027	C-Cathez	2,500	2500	—		2500	—	Exploitation	250
7246	C-Cure	2,467	2220	247		2467	—	Abandoned	0
7502	CAR-T Cell	2,000	1800	200		2000	—	Exploitation	0
7685	THINK	3,496	—	873	1187	2060	1,436	Research	0

Total		26,696	21,239	1,320	1,187	23,746	1,436		3,325

Regarding active contracts (in exploitation status):

The contract 5915 has the following specific characteristics:

•	funding by the Region covers 70% of the budgeted project costs;

•	certain activities have to be performed within the Region;

•	in case of an outlicensing agreement or a sale to a third party, Celyad will have to pay 10% of the price received (excl. of VAT) to the Region;

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

NOTE 20: DUE DATES OF THE FINANCIAL LIABILITIES

The table below analyses the Group’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows, except for advances repayable which are presented at amortised cost.

Contingent consideration liability has not been disclosed in the table below, because as of balance sheet date, it does not meet the definition of a contractual obligation. Commitments relating to contingent consideration are detailed in the Note 30.

Financial liabilities reported as at 31 December 2018:

(€’000)	Total	Less than one year	One to three years	Three to five years	More than five years
As of December 31, 2018
Finance leases	1,136	484	652	—	—
Bank loan	510	281	229	—	—
Operating leases	2,912	708	942	729	533
Pension obligations	131	—	—	—	131
Advances repayable (current and non-current)	3,140	276	717	560	1,587
Total - material contractual obligations	7,829	1,749	2,540	1,290	2,250

Financial liabilities reported as at 31 December 2017:

(€’000)	Total	Less than one year	One to three years	Three to five years	More than five years
As of December 31, 2017
Finance leases	909	427	461	21	—
Bank loan	536	209	326	—	—
Operating leases	3,759	857	1,289	725	888
Pension obligations	204	—	—	—	204
Advances repayable (current and non-current)	1,770	226	412	248	884
Total - material contractual obligations	7,178	1,719	2,488	994	1,976

NOTE 21: TRADE PAYABLES AND OTHER CURRENT LIABILITIES

(€’000)	As at 31 December,
	2018	2017
Total trade payables	5,916	4,800
Other current liabilities
Social security	314	306
Payroll accruals and taxes	1,351	947
Other current liabilities	1,024	1,029

Total other current liabilities	2,690	2,282

Trade payables are non-interest-bearing liabilities and are normally settled on a 90-day terms. Their increase is mainly attributable to clinical operations acceleration in the fourth quarter of 2018.

The Other current liabilities include the short-term debts to employees and social welfare and tax agencies.

No discounting was performed to the extent that the amounts do not present payments terms longer than one year at the end of each financial year presented.

NOTE 22: FINANCIAL INSTRUMENTS ON BALANCE SHEET

Financial instruments not reported at fair value on balance sheet

The carrying and fair values of financial instruments that are not carried at fair value in the financial statements was as follows at December 31, for current and comparative year-ends:

(€’000)	As of December 31, 2018
	Loans and receivables	Fair value
Financial Assets (‘Amortised cost’ category) within:
Non-current Trade receivables	1,743	1,743
Other non-current assets	215	215
Trade receivables and other current assets	367	367
Short-term investments	9,197	9,197
Cash and cash equivalents	40,542	40,542

Total	52,065	52,065

For the above-mentioned financial assets, the carrying amount as per December 31, 2018 is a reasonable approximation of their fair value.

(€’000)	As of December 31, 2018
	Financial liabilities at amortised cost	Fair value
Financial Liabilities (‘Financial liabilities at amortized cost’ category) within:
Bank loans	510	510
Finance lease liabilities	1,136	1,136
RCA’s liability	3,140	3,140
Trade payables and other current liabilities	5,916	5,916

Total	10,702	10,702

For the above-mentioned financial liabilities, the carrying amount as per December 31, 2018 is a reasonable approximation of their fair value.

	As of December 31, 2017
(€’000)	Loans and receivables	Fair value
Assets as per balance sheet
Deposits	273	273
Trade and other receivables	2,905	2,905
Other current assets	744	744
Short-term investments	10,653	10,653
Cash and cash equivalents	23,253	23,253

Total	37,828	37,828

For the above-mentioned financial assets, the carrying amount as per December 31, 2017 is a reasonable approximation of their fair value.

	As of December 31, 2017
(€’000)	Financial liabilities at amortised cost	Fair value
Liabilities as per balance sheet
Bank loans	536	536
Finance lease liabilities	909	909
RCAs liability	1,770	1,770
Trade payables and other current liabilities	7,083	7,083

Total	10,298	10,298

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

Financial instruments reported at fair value on balance sheet

Contingent consideration and other financial liabilities are reported at fair value in the statement of financial position using Level 3 fair value measurements for which the Group developed unobservable inputs:

(€’000)
	Level I	Level II	Level III	Total
Assets
Investment in equity securities	639	—	—	639

Total Assets	639	—	—	639

Liabilities
Contingent consideration and other financial liabilities	—	—	25,187	25,187

Total Liabilities	—	—	25,187	25,187

The change in their balances is detailed as follows:

CONTINGENT CONSIDERATION AND OTHER FINANCIAL LIABILITIES ROLL FORWARD

(€’000)	For the year ended
	2018	2017
Opening balance Contingent consideration at 1 January	15,549	28,179
Milestone payment		(5,341)
Fair value adjustment	4,733	(4,225)
Currency Translation Adjustment		(3,064)
Closing balance Contingent consideration at 31 December	20,282	15,549
Opening balance Other financial liabilities at 1 January	4,034	—
Fair value adjustment	871	4,034
Closing balance Other financial liabilities at 31 December	4,905	4,034

Total—Contingent consideration and Other financial liabilities at 31 December	25,187	19,583

The decrease of the contingent consideration and other financial liabilities at balance sheet date is due to a milestone payment to Celdara Medical LLC and to the USD foreign exchange effect (USD depreciation against EUR compared to prior year-end). Note that as from 2017 this capture also includes an amount of € 4.0 million relating to development, non-sales and sales milestones to Dartmouth College.

The contingent consideration captures the commitments disclosed under Note 30. It does not include any amount for contingent consideration payable relating to any sub-licensing agreements entered into or to be entered into by Celyad for the reasons that:

•	any contingent consideration payable would be due only when Celyad earns revenue from such sub-licensing agreements, and in an amount representing a fraction of that revenue; and

•	the development of the underlying product candidates by the sub-licensees is not under Celyad’s control, making a reliable estimate of any future liability impossible.

Contingent consideration sensitivity analysis

A sensitivity analysis has been performed on the key assumptions driving the fair value of the contingent consideration. The main drivers are i) the discount rate (WACC), ii) the sales long-term growth rate in the terminal value and iii) the probabilities of success for our product candidates to get commercialized.

	Discount rate (WACC)
	9.90%	11.90%	13.90%	15.90%	17.90%
Cont. consideration (€ million)	33.1	28.7	25.2	22.1	19.6
Impact (%)	31%	14%	—	-12%	-22%

	Sales long-term growth rate in the terminal value
	-40%	-32.50%	-25%	-17.50%	-10%
Cont. consideration (€ million)	23.9	24.4	25.2	26.3	28.2
Impact (%)	-5%	-3%	—	4%	12%

To determine the contingent consideration, we used the same probabilities of success than for impairment testing purposes (see Note 7):

PoS	Phase I	Phase I to II	Phase II to III	Phase III to BLA	BLA to Approval	Cumulative PoS
CYAD-01 CYAD-101	100%	63%	26%	45%	84%	6.4%

In order to assess the sensitivity to this driver, we apply here an incremental probability factor to the bottom-line cumulative PoS disclosed below:

	Probabilities of Success
	-20%	-10%	PoS model	10%	20%
Cont. consideration (€ million)	20.2	22.7	25.2	27.7	30.2
Impact (%)	-20%	-10%	—	10%	20%

NOTE 23: CHANGES IN LIABILITIES ARISING FROM FINANCIAL ACTIVITIES

The change in bank loans balances is detailed as follows:

BANK LOANS FINANCIAL LIABILITY ROLL FORWARD

(€’000)	For the year ended
	2018	2017
Opening balance at 1 January	536	742
New bank loans	220	—
Installments	(245)	(207)

Closing balance at 31 December	510	536

The change in finance lease liability balances is detailed as follows:

FINANCE LEASES FINANCIAL LIABILITY ROLL FORWARD

(€’000)	For the year ended
	2018	2017
Opening balance at 1 January	909	735
New finance leases	730	543
Installments	(503)	(369)

Closing balance at 31 December	1,136	909

The change in recoverable cash advance liability balances is detailed as follows:

RECOVERABLE CASH ADVANCE LIABILITY ROLL FORWARD

(€’000)	For the year ended
	2018	2017
Opening balance at 1 January	1,770	8,438
Repayments	(226)	(1,233)
Proceeds—Liability component	598
Remeasurement	998	(80)
Derecognition of liability (non-recurring gain)		(5,356)

Closing balance at 31 December	3,140	1,770

The change in the recoverable cash advances liability at balance sheet date reflects both the further proceeds cashed in during the year as well as the remeasurement of the liability at amortized cost, based on our updated business plan and sales forecast for our CAR-T product candidates. See Note 22. The year-end balance also captures the repayments of contractual turnover independant lump sums to the Walloon Region (relating to C-CATHez agreements). As a consequence of Celyad’s notification (in December 2017) to the Walloon Region not to exploit anymore C-Cure IP assets, RCA’s repayments have decreased over 2018.

NOTE 24: REVENUES AND NET OTHER INCOME AND EXPENSES

(€’000)	For the year ended 31 December,
	2018	2017	2016
Out-licensing revenue	2,399	3,505	9,929
C-CathEZ sales	—	35	83
Other revenue	716	—	—

Total	3,115	3,540	10,012

In May 2018, the Group has entered into an exclusive license agreement with Mesoblast, an Australian biotechnology company, to develop and commercialize Celyad’s intellectual property rights relating to C-Cathez, an intra-myocardial injection catheter. We have applied the 5-step model foreseen by IFRS 15 to determine revenue recognition pattern applicable to this contract as of 31 December 2018. Key judgements made in accordance with IFRS 15 were that the license agreement:

•	is a distinct component of the Mesoblast agreement;

•

refers to a ‘right-to-use’ type of license, ie. the right to use Celyad’s intellectual property as it exists at the point in time the license has been granted (May 2018). Revenue allocated to the transaction price is thus eligible for full revenue recognition for the year 2018 ;

•

foresees a transaction price broken down between upfront (€0.8 million settled in shares) and contingent milestone payments (an additional amount of €2.2 million qualifying for recognition at 31 December 2018);

•	features a financing component (€0.5 million deferred financial income to be deducted from the above), leading to a net out-licensing revenue reported of €2.4 million);

•

further foresees variable consideration of up to $17.5 million related to future regulatory- and commercial-based milestones, which will not be recognized until it becomes highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur.

The related receivable is reported for its discounted value (€1.7 million) under ‘Non-current trade receivables’, see note 9. There are no corresponding contract liabilities reported at balance sheet date, as no performance obligation was outstanding. For the previous year, the Group received a non-refundable upfront payment as a result of the Company entering into a non-exclusive license agreement with Novartis. This upfront payment was fully recognized upon receipt as relating to a right-to-use license (no performance obligation associated with the payment, other than granting the right to use the underlying intellectual property as from contract signing date).

Other revenue refers to a non-clinical supply agreement concluded with ONO Pharmaceutical Co., Ltd (time & material type of contract). The revenue reported reflects the services delivered for the year, consisting in performing cell production and animal experiments requested by ONO. The related receivable open at year-end is reported under ‘Trade receivables’, see note 11. This agreement has been completed at year-end, without any performance obligation remaining outstanding.

Other expenses mainly refer to the change in fair value of the contingent consideration and other financial liabilities. See Note22 for more information.

(€’000)	For the year ended December 31,
	2018	2017
Remeasurement of contingent consideration	5,604	—
Clinical Development milestone payment	1,372	—
Remeasurement of RCA’s	998	—
Fair value adjustment on securities	182	—
Other	243	41

Total Other Expenses	8,399	41

(€’000)	For the year ended December 31,
	2018	2017
Grant income (RCA’s)	768	824
Grant income (Other)	—	56
Remeasurement of RCA’s	—	396
Remeasurement of contingent consideration	—	193
R&D tax credit	310	1,161

Total Other Income	1,078	2,630

Other operating income are mainly related to government grants received. For the government grants received in the form of RCAs we refer to Note 19 for more information. In 2017, the Company recognized also for the first time a receivable on the amounts to collect from the federal government as R&D tax credit (€1.2 million). See Note 9.

NOTE 25: OPERATING EXPENSES

The operating expenses are made of the next three components:

•	Research & development expenses

•	General and administrative expenses

•	Non-recurring operating income and expenses

Research and development expenses

(€’000)	For the year ended 31 December,
	2018	2017	2016
Salaries	7,902	7,007	8,160
Share-based payments	1,264	862	—
Travel and living	466	359	577
Pre-clinical studies	2,945	1,995	4,650
Clinical studies	3,656	3,023	4,468
Raw materials & consumables	2,770	1,825	—
Delivery systems	117	430	964
Consulting fees	1,663	1,522	791
External collaborations	110	885	—
IP filing and maintenance fees	397	513	799
Scale-up & automation	23	1,892	4,164
Rent and utilities	651	371	939
Depreciation and amortisation	848	1,488	1,345
Other costs	765	735	817

Total Research and Development expenses	23,577	22,908	27,675

R&D expenses show a net increase year-on-year, which reflects the organic growth of the Company’s operations, for both pre-clinical and clinical activities. The underlying operational staff headcount increased by 15% compared to prior year.

Scale-up and automation budget has been carried forward to 2019.

The absence of amortisation expenses relating to C-Cure and Corquest assets (as a consequence of their full impairment recorded at year-end 2017) explains the lower level of depreciation & amortization expense compared to prior year.

General and administrative expenses

(€’000)	For the year ended 31 December,
	2018	2017	2016
Employee expenses	3,312	2,630	2,486
Share-based payments	2,331	1,707	2,847
Rent	1,097	1,053	791
Communication & Marketing	676	761	728
Consulting fees	2,192	2,227	2,029
Travel & Living	253	211	450
Post employment benefits	(3)	—	(24)
Depreciation	267	229	173
Other	263	490	265

Total General and administration	10,387	9,308	9,745

Increase of G&A expenses by 11% mainly refers to the increase of the Share-based payments vesting cost (non-cash expenses), driven by the full year vesting impact of the warrants distribution occurred prior year (warrant grant of mid-2017). Employee expenses increase is driven by one-off costs incurred pursuant to changes in our Corporate organization chart.

Non-recurring operating income and expenses are defined as one-off items, not directly related to the operational activities of the Company. No operations qualify for such a presentation for the year 2018.

(€’000)	For the year ended December 31,
	2018	2017	2016
Amendments of Celdara Medical and Dartmouth College agreements	—	(24,341)	—
C-Cure IP asset impairment expense	—	(6,045)	—
C-Cure RCA reversal income	—	5,356	—
Corquest IP asset impairment expenses	—	(1,244)	—

Write-off C-Cure and Corquest assets and derecognition of related liabilities	—	(1,932)	—

In 2017, the Group had recognized non-recurring expenses related to the amendment of the agreements with Celdara Medical LLC and Dartmouth College (totalling €24.3 million, out of which an amount of €10.6 million was settled in shares, and thus a non-cash expense). The Group had also proceeded with the write-off of the C-Cure and Corquest assets and derecognition of related liabilities (for net expense amounts of €0.7 million and €1.2 million respectively).

NOTE 26: EMPLOYEE BENEFIT EXPENSES

As of December 31, 2018, we employed 85 full-time employees, four part-time employees and 7 senior managers under management services agreements. We have never had a work stoppage, and none of our employees is represented by a labor organization or under any collective-bargaining arrangements. We consider our employee relations to be good.

A split of our employees and consultants by main department and geography for the years ended December 31, 2018, 2017 and 2016 was as follows:

	At December 31,
	2018	2017	2016
By function:
Clinical & Regulatory, IP, Marketing	19	16	15
Research & Development	30	29	29
Manufacturing /Quality	34	26	31
General Administration	13	16	13
Total	96	87	88

By Geography:
Belgium	91	83	83
United States	5	4	5
Total	96	87	88

(€’000)	For the year ended 31 December,
	2018	2017	2016
Salaries, wages and fees	6,439	5,461	5,994
Executive Management team compensation	3,235	2,563	2,900
Share-based payments	3,595	2,569	2,847
Social security	1,301	1,277	1,362
Post employment benefits	217	220	215
Hospitalisation insurance	118	118	151
Other benefit expense	2	—	—

Total Employee expenses	14,906	12,207	13,469

Salaries, wages and fees expenses show a net increase year-on-year, which reflects the organic growth of the Company’s operations, for both pre-clinical and clinical activities. The underlying total staff headcount increased by 10% compared to prior year.

The increase in Share-based payments vesting cost (non-cash expenses) is driven by the full year vesting impact of the warrants distribution occurred prior year (warrant grant of mid-2017).

NOTE 27: FINANCIAL INCOME AND EXPENSES

In 2017, a significant loss on exchange differences had been incurred due to the depreciation of the USD against EUR. Such a loss did not occur in 2018, explaining the improvement in our net financial result.

(€’000)	For the year ended 31 December,
	2018	2017	2016
Interest finance leases	18	18	19
Interest on overdrafts and other finance costs	29	36	37
Interest on RCA’s	15	90	53
Foreign Exchange differences	—	4,309	98

Finance expenses	62	4,453	207

Interest income bank account	308	927	1,413
Foreign Exchange differences	387	—	791
Deferred income Mesoblast	109	6	—

Finance income	804	933	2,204

Net Financial result	743	(3,520)	1,997

NOTE 28: INCOME TAX

The Group reports income taxes in the income statement as detailed below:

(€’000)	For the year ended December 31,
	2018	2017	2016
Current tax (expense) / income	0	1	6
Deferred tax (expense) / income	—	—	—

Total income tax (expense) / income in profit or loss	0	1	6

The Group has a history of losses, except for its tax entity Biological Manufacturing Services, which is eligible to a minor tax credit.

The following table shows the reconciliation between the effective and theoretical income tax at the nominal Belgian income tax rate of 29.58% for the year 2018 and 33.99% for the year 2017:

(€’000)	For the year ended 31 December
	2018	2017	2016
Loss before tax	(37,427)	(56,396)	(23,612)
Permanent differences
Tax disallowed expenses	269	221	—
Share-based payment	3,595	2,569	0
Nominal tax rate	29.58%	33.99%	33.99%
Tax income at nominal taxe rate	9,928	18,220	8,026
Deferred Tax assets not recognised	(9,928)	(18,219)	(8,020)
Effective tax expense	0	1	6
Effective tax rate	0%	0%	0

NOTE 29: DEFERRED TAXES

As having not yet reached the commercialization step, the Group accumulates tax losses that are carried forward indefinitely for offset against future taxable profits of the Group. Significant uncertainty exists however surrounding the Group’s ability to realise taxable profits in a foreseeable future. Therefore, the Group has not recognised any deferred tax income in its income statement.

Unrecognized deferred tax assets and liabilities are detailed below by nature of temporary differences for the current year:

(€’000)	For the year ended
	31 December 2018
	Assets	Liabilities	Net
Intangibles assets	49	—	49
Tangible assets	—	(154)	(154)
Recoverable cash advances liability	633	—	633
Contingent consideration liability	6,297	—	6,297
Employee Benefits liability	33	—	33
Other temporary difference	—	(436)	(436)

Tax-losses carried forward	46,858	—	46,858
	—	—	—

Unrecognised Gross Deferred Tax assets/(liabilities)	53,869	(590)	53,279
Netting by tax entity	(437)	437	—

Unrecognised Net Deferred Tax assets/(liabilities)	53,432	(153)	53,279

Unrecognized deferred tax assets and liabilities are detailed below by nature of temporary differences for the previous years:

	For the year ended
	31 December 2017
(€’000)	Assets	Liabilities	Net
Intangibles assets	—	(3,974)	(3,974)
Tangible assets	—	(215)	(215)
Recoverable cash advances liability	349	—	349
Contingent consideration liability	4,471	—	4,471
Employee Benefits liability	51	—	51
Other temporary difference	5	—	5

Tax-losses carried forward	48,152	—	48,152

Unrecognised Gross Deferred Tax assets/(liabilities)	53,028	(4,189)	48,839
Netting by tax entity	(3,974)	3,974	—
Unrecognised Net Deferred Tax assets/(liabilities)	49,054	(215)	48,839

	31 December 2016
EUR	Assets	Liabilities	Net
Intangibles assets	14,704	—	14,704
Tangible assets	—	(379)	(379)
Recoverable cash advances liability	2,322	—	2,322
Contingent consideration liability	—	—	—
Employee Benefits liability	69	—	69
Other temporary difference	—	—	—

Tax-losses carried forward	22,654	—	22,654

Unrecognised Gross Deferred Tax assets/(liabilities)	39,749	(379)	39,370
Netting by tax entity	464	(464)	—
Unrecognised Net Deferred Tax assets/(liabilities)	40,214	(844)	39,370

The Group’s main deductible tax base relates to tax losses carried forward, which have indefinite term under both BE and US tax regimes applicable to our subsidiaries. In addition, the Group can benefit from additional tax benefits (like notional interest deduction in Belgium) which can be carried-forward until the taxation year 2020.

The remaining temporary differences refer to differences between IFRS accounting policies and local tax reporting policies.

The Group has not recognised any deferred tax asset on its balance sheet, for the same reason as explained above (uncertainty relating to taxable profits in a foreseeable future).

The change in the Group’s unrecognised deferred tax asset balance is detailed below:

UNRECOGNISED DEFERRED TAX ASSET BALANCE ROLL FORWARD

(€’000)	For the year ended
	2018	2017	2016
Opening balance at 1 January	48,839	39,370	39,286
Temporary difference creation or reversal	5,734	(15,580)	(6,844)
Change in Tax-losses carried forward	(1,294)	44,011	6,775
Foreign exchange rate effect	—	(113)	154
Change in BE tax rate applicable (34% > 25%)	—	(14,896)	—
Change in US tax rate applicable (35% > 23%)	—	(3,953)	—
			—

Closing balance at 31 December	53,279	48,839	39,370

The net increase in the balance relates to : i) an increase linked to the reversal of a temporary difference relating to intangible assets valuation and ii) a decrease linked to some tax losses used during the year.

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

CorQuest Medical, Inc.:

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

OnCyte LLC-Celdara Milestones :

Based on the terms of the Asset Purchase Agreement dated 21 January 2015, as amended on 3 August 2017, Celdara Medical LLC is entitled to development and regulatory milestones, sales milestones and royalties based on the net sales generated by the Company from products candidate, whose level depend on whether or not the licensed asset from which the product candidate is derived was in clinical or preclinical stage upon in-licensing from Celadara.

On the clinical assets (NKG2D), Celdara Medical will be entitled to the following development and regulatory milestones;

$5 million upon enrolment of the first patient of the second cohort of the Phase I trial7

$6 million upon dosing the first patient of a Phase II trial8

$9 million upon dosing the first patient of a Phase III trial

$11 million upon filing of the first regulatory approval of CAR-T NKG2D

$14 million upon CAR-T NKG2D approval for commercialization in the US

On the other preclinical assets (TIM, B7H6, NKP30):

$1.5 million upon an IND filing to the FDA9

$4 million upon dosing the first patient of a Phase II trial

$6 million upon dosing the first patient of a Phase III trial

$10 million upon filing of the first regulatory request for the product candidate

$15 million upon product candidate approval for commercialization in the US

Sales milestones will also be due to Celdara Medical and are dependent of cumulative net sales of products developed from licensed assets:

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

In accordance with IFRS 3, these contingencies are recognized on balance sheet at year-end, on a risk-adjusted basis. See note 22.

[7]	Paid as of 31 December 2016
[8]	Paid as of 31 December 2017
[9]	Paid as of 31 December 2018, for TIM pre-clinical asset

NOTE 31: RELATIONSHIPS WITH THIRD-PARTIES

Remuneration of key management

Key management consists of the members of the Executive Management Team and the entities controlled by any of them.

	As at 31 December,
	2018	2017	2016
Number of EMT members	7	8	8

(€’000)	For the year ended 31 December
	2018	2017	2016
Short term employee benefits[1]	740	666	816
Post employee benefits	16	14	35
Share-based compensation	1,794	1,123	1,790
Other employment costs[2]	27	30	22
Management fees	2,457	1,950	2,055

Total benefits	5,034	3,783	4,718

[1]	Include salaries, social security, bonuses, lunch vouchers
[2]	Such as Company cars

	As at 31 December,
	2018	2017	2016
Number of warrants granted	30,000	179,000	180,000
Number of warrants lapsed	—	(15,225)	(56,500)
Cumulative outstanding warrants	259,000	306,500	310,725
Exercised warrants	—	168,000	—
Outstanding payables (in ‘000€)	803	461	687

Transactions with non-executive directors

	For the year ended 31 December,
(€’000)	2018	2017	2016
Share-based compensation	420	485	697
Management fees	357	387	363

Total benefits	776	872	1,060

	As at 31 December,
	2018	2017	2016
Number of warrants granted	20,000	60,000	50,000
Number of warrants lapsed	—	(2,904)	—
Number of exercised warrants	—	—	—
Cumulative outstanding warrants	135,000	115,000	57,904
Outstanding payables (in ‘000€)	127	194	148
Shares owned	345,453	2,512,004	2,869,685

Decrease in shares owned by Company’s Directors is due to the resignation of Tolefi SA as Board member as of 1st August 2018.

Transactions with shareholders

	For the year ended 31 December,
(€’000)	2018	2017	2016
Rent(1)	—	—	99
Other	—	—	—

Total	—	—	99

	As at 31 December
(€’000)	2018	2017	2016
Outstanding payables	—	—	—

[1]	Relate to lease paid to Biological Manufacturing Services, company controlled by Tolefi SA until April 30, 2016

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

(€’000)	As at 31 December,
	2018	2017	2016
Loss of the year attributable to Equity Holders	(37,427)	(56,395)	(23,606)
Weighted average number of shares outstanding	11,142,244	9,627,601	9,313,603

Earnings per share (non-fully diluted) in €	(3.36)	(5.86)	(2.53)

Outstanding warrants	731,229	674,962	571,444

NOTE 33: EVENTS AFTER THE CLOSE OF THE FISCAL YEAR

There were no subsequent events that occur between 2018 year-end and the date when the financial statements have been authorised by the Board for issue.

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
1.1#	Articles of Association (English translation)

2.1	Form of Deposit Agreement	F-1/A	333-204251	4.1	6-15-2015

2.2	Form of American Depositary Receipt	424(b)(3)	333-204724	N/A	10-15-2018

4.1	Non-Commercial Lease Agreement, dated October 31, 2007, between Immobilière Belin 12 SA and the registrant, as amended (English translation)	F-1	333-204251	10.1	5-18-2015

4.2†	Open-Ended Employment Contract, dated April 2, 2014, between the registrant and George Rawadi (English translation)	F-1	333-204251	10.4	5-18-2015

4.3†	Employment Contract, effective September 12, 2016 between the registrant and David Gilham	20-F	001-37452	4.4	4-4-2017

4.4†	Management Services Agreement, dated February 22, 2008, between the registrant and Christian Homsy	F-1	333-204251	10.6	5-18-2015

4.5†	Services Agreement, effective September 1, 2016 between the registrant and NandaDevi SPRL, represented by Philippe Dechamps	20-F	001-37452	4.7	4-4-2017

4.6†	Services Agreement, dated December 7, 2015 between the registrant and KNLC SPRL, represented by Jean-Pierre Latere Dwan’Isa	20-F	001-37452	4.8	4-4-2017

4.7†	Services Agreement, dated August 4, 2015 between the registrant and ImXense SPRL, represented by Frederic Lehmann	20-F	001-37452	4.9	4-4-2017

4.8	Exclusive License Agreement, dated April 30, 2010, between the Trustees of Dartmouth College and Celdara Medical, LLC, as amended	F-1	333-204251	10.9	5-18-2015

4.9	Exclusive License Agreement, dated June 27, 2014, between the Trustees of Dartmouth College and Celdara Medical, LLC, as amended	F-1	333-204251	10.10	5-18-2015

4.10**	Stock Purchase Agreement, by and among the registrant and Celdara Medical, LLC, dated as of January 5, 2015	F-1/A	333-204251	10.12	5-29-2015

4.11**	Asset Purchase Agreement, by and among OnCyte, LLC, Celdara Medical, LLC and the registrant, dated January 21, 2015	F-1/A	333-204251	10.13	5-29-2015

4.12**	Share Purchase Agreement, by and between the registrant and Didier de Canniere and Serge Elkiner, dated as of November 5, 2014	F-1	333-204251	10.14	5-18-2015

4.13	Agreement for the Provision of Services for Production of Cardiac Cells between Biological Manufacturing Services and the registrant, dated April 11, 2011 (English translation)	F-1	333-204251	10.15	5-18-2015

4.14	License and Collaboration Agreement between the registrant and ONO Pharmaceuticals Co., Ltd., dated July 11, 2016.	20-F	001-37452	4.17	4-4-2017

4.15†	Warrant Plans (English translation)	F-1	333-204251	10.16	5-18-2015

4.16†	Warrant Plan 2016 (English translation)	20-F	001-37452	4.19	4-4-2017

4.17##	First Amendment to Asset Purchase Agreement, dated as of August 3, 2017, by and among the registrant; Celdara Medical, LLC; and OnCyte, LLC	6-K	001-37452	10.1	8-31-2017

4.18	Subscription Agreement, dated as of August 3, 2017, by and between the registrant and Celdara Medical, LLC	6-K	001-37452	10.2	8-31-2017

4.20##	Fourth Amendment to Exclusive License Agreement, dated as of August 2, 2017, by and between OnCyte, LLC and Trustees of Dartmouth College	6-K	001-37452	10.3	8-31-2017

4.21†	Warrant Plan 2015 (English translation)	S-8	333-220737	99.2	9-29-2017

4.22†	Warrant Plan 2017 (English translation)	S-8	333-220737	99.3	9-29-2017

4.23†#	Employment Agreement, dated July 30, 2018, between Celyad Inc. and Filippo Petti.

4.24#	Warrants Plan 2018 (English translation)

8.1#	List of subsidiaries of the registrant

12.1#	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1#	Consent of PricewaterhouseCoopers Réviseurs d’Entreprises sccrl

15.2#	Consent of BDO Réviseurs d’Entreprises SCRL, independent registered public accounting firm

16.1	Letter from PricewaterhouseCoopers Reviseurs d’Entreprises sccrl, dated August 30, 2017, regarding change in the registrant’s certifying accountant	F-3	333-220285	16.1	8-31-2017

#	Filed herewith
*	Furnished herewith
†	Indicates a management contract or compensatory plan, contract or arrangement
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

Celyad S.A.

/s/ Filippo Petti
By:	Filippo Petti
Title:	Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer)

Date: April 5, 2019