Form 20-F
period 2019-12-31
CELYAD S.A.
filed 2020-03-25
CIK 1637890

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Ordinary shares, no nominal value per share: 13,942,344 as of December 31, 2019

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

ii

iii

INTRODUCTION

Unless otherwise indicated, “Celyad,” “the Company,” “our company,” “the Group,” “we,” “us” and “our” refer to Celyad S.A. and its consolidated subsidiaries.

We own various trademark registrations and applications, and unregistered trademarks and service marks, including “CELYAD”, “C-CATHez” and our corporate logo. All other trademarks or trade names referred to in this Annual Report on Form 20-F are the property of their respective owners. Trade names, trademarks and service marks of other companies appearing in this Annual Report on Form 20-F are the property of their respective holders. Solely for convenience, the trademarks and trade names in this Annual Report on Form 20-F may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us, any other companies.

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

A. Selected Financial Data

Our consolidated audited financial statements have been prepared in accordance with IFRS, as issued by the IASB. We derived the selected statements of consolidated income (loss) data, selected statements of consolidated financial position and selected statements of consolidated cash flows, each as of December 31, 2019, 2018, 2017, 2016 and 2015 from our consolidated audited financial statements appended to this Annual Report. This data should be read together with, and is qualified in its entirety by reference to, “Item 5—Operating and Financial Review and Prospects” as well as our financial statements and notes thereto appearing elsewhere in this Annual Report. Our historical results are not necessarily indicative of the results to be expected in the future.

Statement of Income (Loss) Data:

	For the year ended December 31,
(€‘000)	2019	2018	2017	2016	2015
Revenue	6	3,115	3,540	10,012	3
Cost of sales	—	—	(515)	(1,542)	(1)
Gross profit	6	3,115	3,025	8,471	2
Research and Development expenses	(25,196)	(23,577)	(22,908)	(27,675)	(22,766)
General & Administrative expenses	(9,070)	(10,387)	(9,310)	(9,744)	(7,230)
Other income	5,572	1,078	2,630	4,982	1,714
Other expenses	(191)	(8,399)	(41)	(1,642)	(1,392)
Amendment of Celdara Medical and Dartmouth College agreements	—	—	(24,341)	—	—
Write-off C-Cure and Corquest assets and derecognition of related liabilities	—	—	(1,932)	—	—
Operating loss	(28,879)	(38,170)	(52,876)	(25,609)	(29,672)
Financial income	582	804	933	2,204	542
Financial expenses	(343)	(62)	(4,454)	(207)	(236)
Share of loss of investments accounted for using the equity method	—	—	—	—	252
Loss before taxes	(28,640)	(37,428)	(56,396)	(23,612)	(29,114)
Income taxes	8	0	1	6	—
Loss for the year (1)	(28,632)	(37,427)	(56,395)	(23,606)	(29,114)
Weighted average number of outstanding shares	12,523,166	11,142,244	9,627,601	9,313,603	8,481,583
Basic and diluted loss per share (in €)	(2.29)	(3.36)	(5.86)	(2.53)	(3.43)

(1)	For 2019, 2018, 2017, 2016 and 2015, the Company does not have any non-controlling interests and the losses for the year are fully attributable to owners of the parent.

Selected Statement of Financial Position Data:

	For the year ended December 31,
(€‘000)	2019	2018	2017	2016	2015
	Euro	Euro	Euro	Euro	Euro
Cash and cash equivalents	39,338	40,542	23,253	48,357	100,175
Short term investments	0	9,197	10,653	34,230	7,338
Total assets	89,836	94,299	77,626	138,806	159,525
Total equity	45,619	55,589	47,535	90,885	111,473
Total non-current liabilities	32,295	29,063	22,146	36,646	36,562
Total current liabilities	11,922	9,647	7,945	11,275	11,490
Total liabilities	44,217	38,710	30,091	47,922	48,052
Total equity and liabilities	89,836	94,299	77,626	138,806	159,525

Selected Statements of Consolidated Cash Flow Data

	For the year ended December 31,
(€‘000)	2019	2018	2017	2016	2015
Net cash used in operations	(28,202)	(27,249)	(44,441)	(24,692)	(27,303)
Net cash from/(used in) investing activities	8,987	607	17,613	(30,157)	(10,691)
Net cash from financing activities	18,276	43,928	605	3,031	110,535
Net cash and cash equivalents at the end of the period	39,338	40,542	23,253	48,357	100,175

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this Annual Report and in our other filings with the U.S. Securities and Exchange Commission, or the SEC, including the following risk factors which we face, and which are faced by our industry. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. See “Special Note Regarding Forward-Looking Statements” above.

Risks Related to Product Development, Regulatory Approval and Commercialization

We are heavily dependent on the regulatory approval of our clinical candidates CYAD-01, CYAD-02 and CYAD-101 in the United States and Europe, and subsequent commercial success of CYAD-01, CYAD-02 and CYAD-101, both of which may never occur.

We are a clinical-stage biopharmaceutical company with no products approved by regulatory authorities or available for commercial sale. We may be unable to develop or commercialize a product, product candidate or research program, or may cease some of our operations, which may have a material adverse effect on our business.

We have generated limited revenue to date and do not expect to generate any revenue from product sales for the foreseeable future. As a result, our future success is currently dependent upon the regulatory approval and commercial success of our clinical CAR-T cell therapies, including CYAD-01, CYAD-02 and CYAD-101 which we intend to seek approval. Our ability to generate revenues in the near term will depend on our ability to obtain regulatory approval and successfully commercialize CYAD-01, CYAD-02 and CYAD-101 in the United States, the first country in which we intend to seek approval for these candidates. We may experience delays in obtaining regulatory approval in the United States for these clinical candidates, if it is approved at all, and the price of our ordinary shares and/or ADSs may be negatively impacted. Even if we receive regulatory approval, the timing of the commercial launch of CYAD-01, CYAD-02 or CYAD-101in the United States is dependent upon a number of factors, including, but not limited to, hiring sales and marketing personnel, pricing and reimbursement timelines, the production of sufficient quantities of commercial drug product and implementation of marketing and distribution infrastructure.

In addition, we have incurred and expect to continue to incur significant expenses as we continue to pursue the approval of CYAD-01 in the United States, Europe and elsewhere, as well as CYAD-02 and CYAD-101. We plan to devote a substantial portion of our effort and financial resources in order to continue to grow our operational capabilities. This represents a significant investment in the clinical and regulatory success of CYAD-01 and CYAD-02 for the treatment of relapsed / refractory acute myeloid leukemia and CYAD-101 for the treatment of metastatic colorectal cancer, which is uncertain. The success of our clinical candidates, if approved, and revenue from commercial sales, will depend on several factors, including:

•	execution of an effective sales and marketing strategy for the commercialization of CYAD-01, CYAD-02 and CYAD-101;

•	acceptance by patients, the medical community and third-party payors;

•	our success in educating physicians and patients about the benefits, administration and use of CYAD-01, CYAD-02 and CYAD-101;

•	the incidence and prevalence of the indications for which our CYAD-01 and CYAD-02 drug product candidates are approved in those markets in which the candidate(s) are approved;

•	the prevalence and severity of side effects, if any, experienced by patients treated with CYAD-01, CYAD-02 and CYAD-101;

•

the availability, perceived advantages, cost, safety and efficacy of alternative treatments, including potential alternate treatments that may currently be available or in development or may later be available or in development or approved by regulatory authorities;

•	successful implementation of our manufacturing processes that we plan to include in a future biologics license application, or BLA, and production of sufficient quantities of commercial drug product;

•	maintaining compliance with regulatory requirements, including current good manufacturing practices, or cGMPs, good laboratory practices, or GLPs and good clinical practices, or GCPs; and

•	obtaining and maintaining patent, trademark and trade secret protection and regulatory exclusivity and otherwise protecting our rights in our intellectual property portfolio.

We may also fail in our efforts to develop and commercialize future drug product candidates, including CYAD-103 and CYAD-211. If this were to occur, we would continue to be heavily dependent on the regulatory approval and successful commercialization of our NKG2D CAR-T product candidates, including CYAD-01, CYAD-02 and CYAD-101, our development costs may increase and our ability to generate revenue or profits, or to raise additional capital, could be impaired.

The achievement of milestones (such as those related to research and development, scientific, clinical, regulatory and business) will trigger payment obligations towards Celdara and Dartmouth, which will negatively impact our profitability.

Our THINK and DEPLETHINK trials are ongoing and not complete. Initial success in our ongoing clinical trial may not be indicative of results obtained when this trial is completed. Furthermore, success in early clinical trials may not be indicative of results obtained in later trials.

Our clinical experience with our lead drug product candidate CYAD-01 is limited. We have treated a small number of patients as of the date of this report. In particular, the results of the CM-CS1 trial and the interim results of the THINK and DEPLETHINK trial should not be relied upon as evidence that our ongoing or future clinical trials will succeed. Trial designs and results from previous or ongoing trials are not necessarily predictive of future clinical trial results, and initial or interim results may not continue or be confirmed upon completion of the trial. These data, or other positive data, may not continue or occur for these patients or for any future patients in our ongoing or future clinical trials, and may not be repeated or observed in ongoing or future trials involving our drug product candidates. There is limited data concerning long-term safety and efficacy following treatment with CYAD-01. Our drug product candidates may fail to show the desired safety and efficacy in later stages of clinical development despite having successfully advanced through initial clinical trials. There can be no assurance that any of these trials will ultimately be successful or support further clinical advancement or regulatory approval of CYAD-01 or other drug product candidates.

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

In previous clinical trials involving T cell-based immunotherapies, some patients experienced serious adverse events. Our drug product candidates may demonstrate a similar effect or have other properties that could halt our clinical development, prevent our regulatory approval, limit our commercial potential, or result in significant negative consequences.

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

Undesirable side effects caused by our drug product candidates, CYAD-01, CYAD-02 and CYAD-101 or other T cell-based immunotherapy drug product candidates, could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authorities. Results of our trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete the trials or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff, as toxicities resulting from T cell-based immunotherapies are not normally encountered in the general patient population and by medical personnel. We expect to have to train medical personnel regarding our T cell-based immunotherapy drug product candidates to understand their side effects for both our planned clinical trials and upon any commercialization of any T cell-based immunotherapy drug product candidates. Inadequate training in recognizing or managing the potential side effects of T cell-based immunotherapy drug product candidates could result in patient deaths. Any of these occurrences could have a material adverse effect on our business, financial condition and prospects.

Our drug product candidates, CYAD-01, CYAD-02 and CYAD-101 are a new approach to cancer treatment that presents significant challenges.

We have concentrated our research and development efforts on cell-based immunotherapy technology, and our future success is highly dependent on the successful development of cell-based immunotherapies in general and in particular our approach using the NKG2D receptor, an activating receptor of NK cells, to target stress ligands. Currently, all three of our clinical candidates, CYAD-01, CYAD-02 and CYAD-101 use the NKG2D receptor. We cannot be sure that our T cell immunotherapy technologies will yield satisfactory products that are safe and effective, scalable or profitable.

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

Additionally, because our technology involves the genetic modification of patient cells ex vivo using a virus, we are subject to many of the challenges and risks that gene therapies face, including:

•

Regulatory requirements governing gene and cell therapy products have changed frequently and may continue to change in the future. For example, the FDA recently released new guidance documents related to gene therapy products. To date, only one product that involves the genetic modification of patient cells has been approved in the United States and only one has been approved in the European Union.

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

•

The FDA recommends a 15-year follow-up observation period for all patients who receive treatment using certain gene therapies, and we may need to adopt such an observation period for our drug product candidates.

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

We have limited experience with our new OptimAb manufacturing process for our relapsed / refractory AML and MDS program, and there can be no guarantee that we will be able to improve safety and clinical activity of our drug product candidates or consistently produce the required number of T cells of our drug product candidates.

The manufacturing processes for our CYAD-01 drug product candidate are complex. In 2019, we modified the manufacturing process we use to manufacture our autologous drug product candidates, including CYAD-01 and CYAD-02. We refer to the new manufacturing process as the OptimAb process.

Until recently, our CYAD-01 drug product candidate was manufactured using a process, which we refer to as the mAb manufacturing process. The mAb manufacturing process was adopted into the CYAD-01 clinical program in January 2018 as a response to manufacturing challenges with our initial manufacturing process, which we refer to as the LY process. The objective of the mAb manufacturing process, which included a monoclonal antibody, or mAb, that inhibits NKG2D expression on the T cell surface during production, was to increase the yield of T cell expansion in the drug product candidate as the LY process failed to consistency produce the required number of T cells in the drug product candidate consistent with the protocol for our THINK trial.

The OptimAb manufacturing process, is designed as an iterative improvement of our first two manufacturing processes for CYAD-01 (the LY and mAb processes) and builds upon key characteristics of both. OptimAb utilizes a shortened eight-day cell culture and incorporates a selective phosphoinositide 3-kinase (PI3K) inhibitor. Combined with the manufacturing optimizations previously developed by us, the OptimAb process results in a product that is enriched for T cells with a memory-like phenotype while maintaining the high level of manufacturing reliability required to support clinical development. Preclinical data demonstrate that CYAD-01 produced using the OptimAb manufacturing process drives improved anti-tumor activity in an aggressive AML model compared to CYAD-01 produced with the prior mAb manufacturing process.

Although we have evaluated the new OptimAb manufacturing process in preclinical models in order to demonstrate reproducibility and comparability, and our THINK and DEPLETHINK protocols have been amended for this new approach, there can be no assurance that drug product candidates manufactured using this process will have similar or improved safety and clinical activity compared to drug product candidates manufactured using our prior manufacturing processes. We have limited experience with this approach. If we fail to observe signs of clinical activity in our THINK and DEPLETHINK clinical trials using our OptimAb manufacturing process, we would adversely affect our clinical development, potential approval and commercial viability of our drug product candidate.

The first patient in our CYAD-01 THINK and DEPLETHINK trials to be administered drug product candidate manufactured using the OptimAb process was treated in March 2019 and September 2019, respectively. In addition, the first patient in our CYAD-02 CYCLE-1 trial to be administered drug product candidate manufactured using the process was treated in January 2020. As of the date of this Annual Report, six patients have been dosed using the new process across both the CYAD-01 and CYAD-02 clinical programs. To date, no critical safety issues related to the cell therapy have been reported. There can be no assurance that drug product candidate manufactured using the OptimAb process will have similar or improved safety and clinical activity compared to drug product candidate manufactured using either the LY or mAb manufacturing processes.

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

We have not yet finalized our clinical development program for CYAD-01 and CYAD-02 for the treatment of patients with relapsed / refractory AML and MDS. The FDA and comparable foreign regulators may not agree with our proposed protocols for these clinical trials, which could result in delays.

We are still considering the clinical development program for CYAD-01 and CYAD-02 in relapsed / refractory AML and MDS. Prior to initiating new clinical trials for our drug product candidates, we are required to submit clinical trial protocols for these trials to the FDA and comparable foreign regulators in other jurisdictions where we plan to undertake clinical trials. We may not reach agreement with these regulators, or there may be a delay in reaching agreement. These regulators may want to see additional clinical or preclinical data regarding our CYAD-01 and CYAD-02 drug product candidates before we initiate new clinical trials. Any of these decisions could have a material adverse effect on our expected clinical and regulatory timelines, business, prospects, financial condition and results of operations.

We have not yet finalized our clinical development program for CYAD-101, our allogeneic NKG2D CAR-T for the treatment of mCRC. The FDA and comparable foreign regulators may not agree with our proposed protocols for these clinical trials, which could result in delays.

We are still considering the clinical development program for CYAD-101 mCRC. Prior to initiating new clinical trials for our drug product candidates, we are required to submit clinical trial protocols for these trials to the FDA and comparable foreign regulators in other jurisdictions where we plan to undertake clinical trials. We may not reach agreement with these regulators, or there may be a delay in reaching agreement. These regulators may want to see additional clinical or preclinical data regarding our CYAD-101 drug product candidate before we initiate new clinical trials. Any of these decisions could have a material adverse effect on our expected clinical and regulatory timelines, business, prospects, financial condition and results of operations.

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

If the results of our clinical trials are inconclusive or if there are safety concerns or adverse events associated with our drug product candidates, we may:

•	be delayed in obtaining marketing approval for our drug product candidates, if at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labelling that includes significant use or distribution restrictions or safety warnings;

•	be subject to changes in the way the product is administered;

•	be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;

•	have regulatory authorities withdraw their approval of the product or impose restrictions on our distribution in the form of a risk evaluation and mitigations strategy, or REMS, program;

•	be subject to the addition of labelling statements, such as warnings or contraindications;

•	be sued; or

•	experience damage to our reputation.

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

Additionally, if one or more of our drug product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, including during any long-term follow-up observation period recommended or required for patients who receive treatment using our products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw approvals of or revoke licenses for such product;

•	regulatory authorities may require additional warnings on the label;

•

we may be required to create a REMS program which could include a medication guide outlining the risks of such side effects for distribution to patients, a communication plan for healthcare providers, and/or other elements to assure safe use;

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

In addition, our clinical trials will compete with other clinical trials for drug product candidates that are in the same therapeutic areas as our drug product candidates, and this competition will reduce the number and types of patients available us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Because the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites. Moreover, because our drug product candidates represent a departure from more commonly used methods for cancer treatment, potential patients and their doctors may be inclined to use conventional therapies, rather than enroll patients in our clinical trials.

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

The research, testing, manufacturing, labelling, approval, selling, import, export, marketing, and distribution of drug products, including biologics, are subject to extensive regulation by the FDA, EMA and other comparable regulatory authorities. We are not permitted to market any biological drug product in the United States until we receive a license from the FDA for our BLA, or an approval of our marketing authorization application, or MAA, from the EMA. We have not previously submitted a BLA to the FDA, MAA to the EMA, or similar approval filings to comparable foreign authorities. A BLA must include extensive preclinical and clinical data and supporting information to establish that the drug product candidate is safe, pure, and potent for each desired indication. The BLA must also include significant information regarding the chemistry, manufacturing, and controls for the product, and the manufacturing facilities must complete a successful pre-license inspection. We expect the nature of our drug product candidates to create further challenges in obtaining regulatory approval. For example, the FDA and EMA have limited experience with commercial development of genetically modified

T-cell therapies for cancer. The FDA may also require a panel of experts, referred to as an Advisory Committee, to deliberate on the adequacy of the safety and efficacy data to support licensure. The opinion of the Advisory Committee, although not binding, may have a significant impact on our ability to obtain licensure of the drug product candidates based on the completed clinical trials. Accordingly, the regulatory approval pathway for our drug product candidates may be uncertain, complex, expensive, and lengthy, and approval may not be obtained.

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

Even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different products can be approved for the same condition or the same products can be approved for different conditions. If one of our drug product candidates that receives an orphan drug designation is approved for a particular indication or use within the rare disease, the FDA may later approve the same product for additional indications or uses within that rare disease that are not protected by our exclusive approval. Even after an orphan drug is approved, the FDA can subsequently approve the same product for the same condition if the FDA concludes that the later product is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In addition, a designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. Moreover, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of patients with the rare disease or condition. Orphan Drug Designation neither shortens the development time or regulatory review time of a product nor gives the product any advantage in the regulatory review or approval process. While we intend to seek Orphan Drug Designation for some of our drug product candidates, we may never receive such designations. Even if we do receive such designations, there is no guarantee that we will enjoy the benefits of those designations.

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

Our drug product candidates are biologics and the process of manufacturing our products is complex, highly-regulated and subject to multiple risks. The manufacture of our drug product candidates involves complex processes, including harvesting cells from patients, selecting and expanding certain cell types, engineering or reprogramming the cells in a certain manner to create CAR T-cells, expanding the cell population to obtain the desired dose, and ultimately infusing the cells back into a patient’s body. As a result of the complexities, the cost to manufacture our drug product candidates is higher than traditional small molecule chemical compounds, and the manufacturing process is less reliable and is more difficult to reproduce. Our manufacturing process is susceptible to product loss or failure due to logistical issues associated with the collection of blood cells, or starting material, from the patient, shipping such material to the manufacturing site, shipping the final product back to the patient, and infusing the patient with the product, manufacturing issues associated with the differences in patient starting materials, interruptions in the manufacturing process, contamination, equipment or reagent failure, improper installation or operation of equipment, vendor or operator error, inconsistency in cell growth, and variability in product characteristics. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions. Because some of our drug product candidates are manufactured for each particular patient, we are required to maintain a chain of identity with respect to materials as they move from the patient to the manufacturing facility, through the manufacturing process, and back to the patient. Maintaining such a chain of identity is difficult and complex and failure to do so could result in adverse patient outcomes, loss of product, or regulatory action including withdrawal of our products from the market. Further, as drug product candidates are developed through preclinical to late stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause our drug product candidates to perform differently and affect the results of ongoing clinical trials or other future clinical trials.

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

Nearly all aspects of our activities are subject to substantial regulation. No assurance can be given that any of our product candidates will fulfill regulatory compliance. Failure to comply with such regulations could result in delays, suspension, refusals, fines and withdrawal of approvals.

The international pharmaceutical and medical technology industry is highly regulated by government bodies (hereinafter the “Competent Authorities”) that impose substantial requirements covering nearly all aspects of our activities notably on research and development, manufacturing, preclinical tests, clinical trials, labelling, marketing, sales, storage, record keeping, promotion and pricing of our research programs and product candidates. Compliance with standards laid down by local Competent Authorities is required in each country where the Company, or any of our partners or licensees, conducts said activities in whole or in part. The Competent Authorities notably include the EMA in the European Union and the FDA in the United States.

There can be no assurance that our product candidates will fulfill the criteria required to obtain necessary regulatory authorization to access the market. Also, at this time, we cannot guarantee or know the exact nature, precise timing and detailed costs of the efforts that will be necessary to complete the remainder of the development of our research programs and product candidates.

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

Preclinical tests and clinical trials are expensive and time-consuming, and their results are uncertain. We, our collaborative partners or other third parties may not successfully complete the preclinical tests and clinical trials of the research programs and product candidates. Failure to do so may delay or prevent the commercialization of products. We cannot guarantee that our research programs and product candidates will demonstrate sufficient safety or efficacy or performance in our preclinical tests and clinical trials to obtain marketing authorization in any given territory or at all, and the results from earlier preclinical tests and clinical trials may not accurately predict the results of later-stage preclinical tests and clinical trials. At any stage of development, based on a review of available preclinical and clinical data, the estimated costs of continued development, market assessments and other factors, the development of any of our research programs and product candidates may be suspended or discontinued.

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

The market for pharmaceutical products is highly competitive. Our competitors include many established pharmaceutical, biotechnology, universities and other research or commercial institutions, many of which have substantially greater financial, research and development resources than the Company. The fields in which we operate are characterized by rapid technological change and innovation. There can be no assurance that our competitors are not currently developing, or will not in the future develop technologies and products that are equally or more effective and/or are more economical as any current or future technology or product of ours. Competing products may gain faster or greater market acceptance than our products and medical advances or rapid technological development by competitors may result in our product candidates becoming non-competitive or obsolete before we are able to recover our research and development and commercialization expenses. If we or our product candidates do not compete effectively, it may have a material adverse effect on our business.

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

The regulatory clearance process is expensive and time consuming and the timing of marketing is difficult to predict. Once marketed, products may be subject to post-authorization safety studies or other pharmacovigilance or vigilance activities or may be subject to limitations on their uses or may be withdrawn from the market for various reasons, including if they are shown to be unsafe or ineffective, or when used in a larger population that may be different from the trial population studied prior to market introduction of the product.

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

Post-approval manufacturing and marketing of our products may show different safety and efficacy profiles to those demonstrated in the data on which approval to test or market said products was based. Such circumstances could lead to the withdrawal or suspension of approval, which could have a material adverse effect on our business, financial condition, operating results or cash flows. In addition, Competent Authorities may not approve the labelling claims or advertisements that are necessary or desirable for the successful commercialization of our products.

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

We must also ensure that we maintain adequate safeguards to enable the transfer of personal data outside of the EEA, in particular to the United States in compliance with European data protection laws. We expect that we will continue to face uncertainty as to whether our efforts to comply with our obligations under European privacy laws will be sufficient. If we are investigated by a European data protection authority, we may face fines and other penalties. Any such investigation or charges by European data protection authorities could have a negative effect on our existing business and on our ability to attract and retain new clients or pharmaceutical partners. We may also experience hesitancy, reluctance, or refusal by European or multi-national clients or pharmaceutical partners to continue to use our products and solutions due to the potential risk exposure as a result of the current (and, in particular, future) data protection obligations imposed on them by certain data protection authorities in interpretation of current law, including the GDPR. Such clients or pharmaceutical partners may also view any alternative approaches to compliance as being too costly, too burdensome, too legally uncertain, or otherwise objectionable and therefore decide not to do business with the Company. Any of the foregoing could materially harm our business, prospects, financial condition and results of operations.

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

•

we rely on the information and data received from third parties regarding our research programs and product candidates and will not have control of the process conducted by the third party in gathering and composing such data and information. We may not have formal or appropriate guarantees from our contract parties with respect to the quality and the completeness of such data;

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

We rely on clinical research organizations, or CROs, clinical investigators and clinical trial sites to ensure our clinical trials are conducted properly and on time. While we will have agreements governing their activities, we will have limited influence over their actual performance. We will control only certain aspects of our CROs’ activities. Nevertheless, we will be responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on these third parties does not relieve us of our regulatory responsibilities.

We and these third parties are required to comply with the FDA’s GCPs for conducting, recording and reporting the results of clinical trials to assure that the data and reported results are credible and accurate and that the rights, integrity and confidentiality of clinical trial participants are protected. The FDA, the Competent Authorities of the Member States of the EEA, and comparable foreign regulatory authorities, enforce these GCPs through periodic inspections of trial sponsors, principal investigators and clinical trial sites. If we or these third parties fail to comply with applicable GCPs, the clinical data generated in our future clinical trials may be deemed unreliable and the FDA, the EMA, or other foreign regulatory authorities may require us to perform additional clinical trials before approving any marketing applications. Upon inspection, the FDA may determine that our clinical trials did not comply with GCPs. In addition, our future clinical trials will require a sufficient number of test subjects to evaluate the safety and effectiveness of our drug product candidates. Accordingly, if our CROs fail to comply with these regulations or fail to recruit a sufficient number of patients, we may be required to repeat such clinical trials, which would delay the regulatory approval process.

These third parties are not our employees, and we are therefore unable to directly monitor whether or not they devote sufficient time and resources to our clinical and preclinical programs. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other product development activities that could harm our competitive position. If these third parties do not successfully carry out their contractual duties or obligations, fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements, or for any other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize, our drug product candidates. If any such event were to occur, our financial results and the commercial prospects for our drug product candidates would be harmed, our costs could increase, and our ability to generate revenues could be delayed.

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

Our success will depend in part on our ability to obtain, maintain and enforce our patents and other intellectual property rights. Our research programs and product candidates are covered by several patent application families, which are either licensed to us or owned by the Company. Out of the numerous patent applications controlled by the Company, eleven national patents have been granted in the US relating to the field of immuno-oncology. We cannot guarantee that it will be in a position in the future to develop new patentable inventions or that we or our licensors will be able to obtain or maintain these patent rights against challenges to their validity, scope and/or enforceability. We cannot guarantee that it is or has been the first to conceive an invention or to file a patent application on an invention, particularly given that patent applications are not published in most countries before 18-months after the date of filing. Moreover, we may have little or no control over its licensors’ abilities to prevent the infringement of their patents or the misappropriation of their intellectual property. There can be no assurance that the technologies used in our research programs and product candidates are patentable, that pending or future applications will result in the grant to us or our licensors, that any patents will be of sufficient breadth to provide adequate and commercially meaningful protection against competitors with similar technologies or products, or that any patents granted to us or our licensors will not be successfully challenged, circumvented, invalidated or rendered unenforceable by third parties, enabling competitors to circumvent or use them and depriving us from the protection it would need against competitors. If we or our licensors do not obtain meaningful patents on their technologies or if the patents of us or our licensors are invalidated, third parties may use the technologies without payment to us. A third party’s ability to use unpatented technologies is enhanced by the fact that the published patent application contains a detailed description of the relevant technology.

We cannot guarantee that third parties, contract parties or employees will not claim ownership rights over the patents or other intellectual property rights owned or held by the Company.

We also rely on proprietary know-how to protect our research programs and product candidates. Know-how is difficult to maintain and protect. We use reasonable efforts to maintain our know-how, but it cannot assure that our partners, employees, consultants, advisors or other third parties will not willfully or unintentionally disclose proprietary information to competitors. Furthermore, our competitors may independently develop equivalent knowledge and know-how, which could diminish or eliminate our competitive advantage.

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

There can be no assurance that we are even aware of third-party rights that may be alleged to be relevant to any particular product candidate, method, process or technology.

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

We are dependent on patents, know-how, and proprietary technology, both our own and licensed from others. We license technology from the Trustees of Dartmouth College, or Dartmouth College. Dartmouth College may terminate our license, if we fail to meet a milestone within the specified time period, unless we pay the corresponding milestone payment. Dartmouth College may terminate either the license in the event we default or breach any of the provisions of the applicable license, subject to 30 days’ prior notice and opportunity to cure. In addition, the license automatically terminates in the event we become insolvent, make an assignment for the benefit of creditors or file, or have filed against us, a petition in bankruptcy. Furthermore, Dartmouth College may terminate our license, after April 30, 2024, if we fail to meet the specified minimum net sales obligations for any year, unless we pay to Dartmouth College the royalty we would otherwise be obligated to pay had we met such minimum net sales obligation. We also license technology from Horizon Discovery Limited, or Horizon Discovery. Horizon Discovery may terminate our license in case of insolvency, material breach or force majeure. Any termination of these licenses or any of our other licenses could result in the loss of significant rights and could harm our ability to commercialize our drug product candidates. Disputes may also arise between us and our licensors regarding intellectual property subject to a license agreement, including those relating to:

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

The patent application process is expensive and time-consuming, and we and our current or future licensors and licensees may not be able to apply for or prosecute patents on certain aspects of our drug product candidates or deliver technologies at a reasonable cost, in a timely fashion, or at all. It is also possible that we or our current licensors, or any future licensors or licensees, will fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, our patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. It is possible that defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, such as with respect to proper priority claims, inventorship, claim scope or patent term adjustments. Under our existing license agreements with the Trustees of Dartmouth College, we have the right, but not the obligation, to enforce our licensed patents. If our current licensors, or any future licensors or licensees, are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised and we might not be able to prevent third parties from making, using, and selling competing products. If there are material defects in the form or preparation of our patents or patent applications, such patents or applications may be invalid and unenforceable.

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

The strength of patents in the biotechnology and pharmaceutical field can be uncertain, and evaluating the scope of such patents involves complex legal and scientific analyses. The patent applications that we own, or in-licenses may fail to result in issued patents with claims that cover our drug product candidates or uses thereof in the European Union, in the United States or in other jurisdictions. Even if the patents do successfully issue, third parties may challenge the validity, enforceability, or scope thereof, which may result in such patents being narrowed, invalidated, or held unenforceable. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing their products to avoid being covered by our claims. If the breadth or strength of protection provided by the patent applications, we hold with respect to our drug product candidates is threatened, this could dissuade companies from collaborating with us to develop, and could threaten our ability to commercialize, our drug product candidates. Further, because patent applications in most countries are confidential for a period of time after filing, we cannot be certain that we were the first to file any patent application related to our drug product candidates.

Patents have a limited lifespan. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Further, the extensive period of time between patent filing and regulatory approval for a drug product candidate limits the time during which we can market a drug product candidate under patent protection, which may particularly affect the profitability of our early-stage drug product candidates. If we encounter delays in our clinical trials, the period of time during which we could market our drug product candidates under patent protection would be reduced. Without patent protection for our drug product candidates, we may be open to competition from biosimilar versions of our drug product candidates.

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

Filing, prosecuting and defending patents on drug product candidates in all countries throughout the world would be prohibitively expensive. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as laws in the European Union or the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries, or from selling or importing products made using our inventions in and into other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in a number of jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in some jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against the Company. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming, and unsuccessful.

Competitors may infringe our patents or the patents of our licensors. To address such infringement, we may be required to file patent infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding or a declaratory judgment action against us, a court may decide that one or more of our patents is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceeding could put one or more of our or of our licensors’ patents at risk of being invalidated, held unenforceable, interpreted narrowly, or amended such that they do not cover our drug product candidates. Such results could also increase the risk that pending patent applications of our or our licensors may not issue. Defense of these claims, regardless of their merit, would involve substantial litigation expense and could create a substantial diversion of employee resources from our business. Interference or derivation proceedings provoked by third parties may be necessary to determine the priority of inventions with respect to, or the correct inventorship of, our patents or patent applications or those of our licensors. An unfavorable outcome could result in a loss of our current patent rights and could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Litigation, interference, or derivation proceedings may result in a decision adverse to our interests and, even if we are successful, may result in substantial costs and distract our management and other employees.

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

Confidentiality agreements with employees and third parties may not prevent unauthorized disclosure of trade secrets and other proprietary information, and our inability to maintain the confidentiality of that information, due to unauthorized disclosure or use, cyber-attack, or other event, could have a material adverse effect on our business.

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

Our intellectual property and other sensitive company information are also dependent on sophisticated information technology systems and are potentially vulnerable to cyber-attack, loss, damage, destruction from system malfunction, computer viruses, loss of data privacy, or misappropriation or misuse of it by those with permitted access, and other events. While we have invested to protect our data and other information and continue to upgrade and enhance our systems to keep pace with continuing changes in information processing technology, there can be no assurance that our precautionary measures will prevent breakdowns, breaches, cyber-attacks, or other events. Such events could have a material adverse effect on our reputation, financial condition, or results of operations.

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

Risks Related to Our Organization, Structure and Operation

Maintenance of high standards of manufacturing in accordance with cGMPs and other manufacturing regulations.

We, and key third-party suppliers on which we rely, currently or in the future must continuously adhere to cGMPs and corresponding manufacturing regulations of Competent Authorities. In complying with these regulations, we and our third-party suppliers must expend significant time, money and effort in the areas of design and development, testing, production, record-keeping and quality control to assure that the products meet applicable specifications and other regulatory requirements. The failure to comply with these requirements could result in an enforcement action against us, including the seizure of products and shutting down of production. We and any of these third-party suppliers may also be subject to audits by the Competent Authorities. If any of our third-party suppliers or we ourselves fail to comply with cGMPs or other applicable manufacturing regulations, our ability to develop and commercialize the products could suffer significant interruptions.

We rely on a single manufacturing facility.

We face risks inherent in operating a single manufacturing facility, since any disruption, such as a fire, natural hazards or vandalism could significantly interrupt our manufacturing capability. We currently do not have alternative production plans in place or disaster-recovery facilities available. In case of a disruption, we will have to establish alternative manufacturing sources. This would require substantial capital on our part, which it may not be able to obtain on commercially acceptable terms or at all. Additionally, we would likely experience months or years of manufacturing delays as we build or locate replacement facilities and seek and obtain necessary regulatory approvals. If this occurs, we will be unable to satisfy manufacturing needs on a timely basis, if at all. Also, operating any new facilities may be more expensive than operating our current facility. Further, business interruption insurance may not adequately compensate us for any losses that may occur, and we would have to bear the additional cost of any disruption. For these reasons, a significant disruptive event of the manufacturing facility could have drastic consequences, including placing our financial stability at risk.

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

Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract, motivate and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on members of our Executive Committee, and our scientific and medical personnel. The loss of the services of any members of our Executive Committee, other key employees, and other scientific and medical advisors, and our inability to find suitable replacements, could result in delays in product development and harm our business. On March 28, 2019, we announced the retirement of Dr. Christian Homsy as Chief Executive Officer of the Company and announced the appointment of Filippo Petti as new Chief Executive Officer with effective date on April 1, 2019. Dr. Homsy stepped down from the Board of Directors as of November 25, 2019 and the Board of Directors decided to dissolve the Strategy Committee with effective date as of November 28, 2019.

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

As of December 31, 2019, we had 101 employees and six senior managers, two being under employment contracts and four under management services agreements, most of whom are full-time. As our drug product candidates move into later stage clinical development and towards commercialization, we must add a significant number of additional managerial, operational, sales, marketing, financial, and other personnel. Future growth will impose significant added responsibilities on members of management, including:

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

In the event we decide to exploit any discoveries or products from the research funded by under an RCA, the relevant RCA becomes refundable; otherwise the RCA is not refundable. We own the intellectual property rights which result from the research programs partially funded by the Region, unless it decides not to exploit, or cease to exploit, the results of the research in which case the results and intellectual property rights are transferred to the Region. Subject to certain exceptions, however, we cannot grant to third parties, by way of license or otherwise, any right to use the results without the prior consent of the Region. We also need the consent of the Region to transfer an intellectual property right resulting from the research programs or a transfer or license of a prototype or installation. Obtaining such consent from the Region could give rise to a review of the applicable financial terms. The RCAs also contain provisions prohibiting us from conducting research for any other person which would fall within the scope of a research program of one of the RCAs. Most RCAs provide that this prohibition is applicable during the research phase and the decision phase, but a number of RCAs extend it beyond these phases.

Subsidies received from the Region are dedicated to funding research programs and patent applications and are not refundable. We own the intellectual property rights which result from the research programs or with regard to a patent covered by a subsidy. Subject to certain exceptions, however, we cannot grant to third parties, by way of license, transfer or otherwise, any right to use the patents or research results without the prior consent of the Region. In addition, certain subsidies require that we exploit the patent in the countries where the protection was granted and to make an industrial use of the underlying invention. In case of bankruptcy, liquidation or dissolution, the rights to the patents covered by the patent subsidies will be assumed by the Region by operation of law unless the subsidy is reimbursed. Furthermore, we would lose our qualification as a small or medium-sized enterprise, the patent subsidies will terminate, and no additional expenses will be covered by such patent subsidies. In 2020, we will be required to make exploitation decisions on our remaining outstanding RCA related to the CAR-T platform.

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

Management identified the following material weaknesses as of December 31, 2019: given the size of its operations, we maintain a limited finance and accounting staff, which does not ensure (i) a sufficient backup in personnel with an appropriate level of knowledge and experience in the application of IFRS, (ii) a proper and effective segregation of duties consistently, or (iii) allow the documentation, on a systematic basis, of performance of controls in accordance with internal control procedures. See “Item 15—Controls and Procedures” of this Annual Report for further discussion of management’s assessment of the effectiveness of our internal control over financial reporting.

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

•

becoming subject to the different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations (including those relating to corporate taxation and sales taxes);

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

We or third parties upon whom we depend may be adversely affected by natural disasters and/or global health pandemics, and our business, financial condition and results of operations could be adversely affected.

The occurrence of unforeseen or catastrophic events, including extreme weather events and other natural disasters, man-made disasters, or the emergence of epidemics or pandemics, depending on their scale, may cause different degrees of damage to the national and local economies and could cause a disruption in our operations and have a material adverse effect on our financial condition and results of operations. Man-made disasters, pandemics, and other events connected with the regions in which we operate could have similar effects. If a natural disaster, health pandemic, or other event beyond our control occurred that prevented us from using all or a significant portion of our office and/or lab spaces, damaged critical infrastructure, such as our manufacturing facilities or our manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult for us to continue our business for a substantial period of time.

On March 11, 2020 the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. As of the date of this Annual Report, Belgium, where we operate, has been impacted by temporary closures. The length or severity of this pandemic cannot be predicted, but we anticipate that there may be a potential impact from COVID-19 on our planned development activities.

With COVID-19 continuing to spread in the United States and Europe, our business operations could be delayed or interrupted, particularly if a large portion of our employees become ill. COVID-19 may also affect employees of third-party organizations located in affected geographies that we rely upon to carry out our clinical trials. The spread of COVID-19, or another infectious disease, could also negatively affect the operations at our third-party suppliers, which could result in delays or disruptions in the supply of drug product used in our clinical trials. In addition, we are taking temporary precautionary measures intended to help minimize the risk of the virus to our employees, including temporarily requiring all employees to work remotely, suspending all non-essential travel worldwide for our employees and discouraging employee attendance at industry events and in-person work-related meetings, which could negatively affect our business.

Further, timely enrollment in clinical trials is reliant on clinical trial sites which may be adversely affected by global health matters, including, among other things, pandemics such as COVID-19. For example, many of our clinical trial sites are located in regions currently being afflicted by COVID-19. Some factors from the COVID-19 outbreak that we believe may adversely affect enrollment in our trials include:

•

the diversion of healthcare resources away from the conduct of clinical trial matters to focus on pandemic concerns, including the attention of physicians serving as our clinical trial investigators, hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

•	limitations on travel that interrupt key trial activities, such as clinical trial site initiations and monitoring;

•	interruption in global shipping affecting the transport of clinical trial materials, such as investigational drug product used in our trials; and

•	employee absences that delay necessary interactions with local regulators, ethics committees and other important agencies and contractors.

The impact of COVID-19 on our business is uncertain at this time and will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among other things, but prolonged closures or other business disruptions may negatively affect our operations and the operations of our agents, contractors, consultants or collaborators, which could have a material adverse impact our business, results of operations and financial condition.

Risks Related to Our Financial Position and Need for Capital

We have incurred net losses in each period since our inception and anticipate that we will continue to incur net losses in the future.

We are not profitable and have incurred losses in each period since our inception. For the years ended December 31, 2019 and 2018, we incurred a loss for the year of €28.6 million and €37.4 million, respectively. As of December 31, 2019, we had a retained loss of €74.4 million. We expects these losses to increase as it continues to incur significant research and development and other expenses related to our ongoing operations, continues to advance our drug product candidates through preclinical studies and clinical trials, seek regulatory approvals for our drug product candidates, scale-up manufacturing capabilities and hire additional personnel to support the development of our drug product candidates and to enhance our operational, financial and information management systems.

Our main assets are intellectual property rights concerning technologies that have not led to commercialization of any product. We have never been profitable and have never commercialized any products.

Even if we succeed in commercializing one or more of our drug product candidates, we will continue to incur losses for the foreseeable future relating to our substantial research and development expenditures to develop our technologies. We anticipate that our expenses will increase substantially if and as we:

•	continue our research, preclinical and clinical development of our drug product candidates;

•	expand the scope of therapeutic indications of our current clinical studies for our drug product candidates;

•	initiate additional preclinical studies or additional clinical trials of existing drug product candidates or new drug product candidates;

•	further develop the manufacturing process for our drug product candidates;

•	change or add additional manufacturers or suppliers;

•	seek regulatory and marketing approval for our drug product candidates that successfully complete clinical studies;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval, in the European Union and the United States;

•	make milestone or other payments under any in-license agreements;

•	maintain, protect and expand our intellectual property portfolio; and

•	maintain and upgrade internal controls.

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

On December 31, 2019, we had €39.3 million in cash and no short-term investments. On September 16, 2019, we raised of $20.0 million through a U.S. public offering and concurrent European private placement.

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

As of December 31, 2019, we had cash and cash equivalents of €39.3 million and no short-term investments. We historically have invested substantially all of our available cash and cash equivalents in corporate bank accounts. Pending their use in our business, we may invest the net proceeds of our global offerings in investments that may include corporate bonds, commercial paper, certificates of deposit and money market funds. These investments may be subject to general credit, liquidity, and market and interest rate risks. We may realize losses in the fair value of these investments or a complete loss of these investments, which would have a negative effect on our financial statements.

Risks Related to Ownership of Our Ordinary Shares and American Depositary Shares

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

The market price of the shares could be negatively impacted by actual or anticipated sales of substantial numbers of ordinary shares or ADSs.

Sales of a substantial number of Shares in the public markets, or the perception that such sales might occur, might cause the market price of the Shares to decline. We cannot make any prediction as to the effect of any such sales or perception of potential sales on the market price of the Shares.

A public market for our shares may not be sustained.

We cannot guarantee the extent to which a liquid market for our ordinary shares or ADSs will be sustained. In the absence of such liquid market for our ordinary shares or ADSs, the price of our ordinary shares or ADSs could be influenced. The liquidity of the market for our ordinary shares or ADSs could be affected by various causes, including the factors identified in the next risk factor (below) or by a reduced interest of investors in biotechnology sector.

The market price of the shares may fluctuate widely in response to various factors.

A number of factors may significantly affect the market price of our ordinary shares or ADSs. The main factors are changes in our operating results and those of our competitors, announcements of technological innovations or results concerning the product candidates, changes in earnings estimates by analysts.

Other factors which could cause the price of the shares to fluctuate or could influence our reputation include, amongst other things:

•	public information regarding actual or potential results relating to products and product candidates under development by our competitors;

•	actual or potential results relating to products and product candidates under development by us;

•	developments concerning intellectual property rights, including patents;

•	regulatory and medicine pricing and reimbursement developments in Europe, the United States and other jurisdictions;

•

any publicity derived from any business affairs, contingencies, litigation or other proceedings, our assets (including the imposition of any lien), our management, or our significant Shareholders or collaborative partners;

•	divergences in financial results from stock market expectations;

•	changes in the general conditions in the pharmaceutical industry and general economic, financial market and business conditions in the countries in which we operate; and

•	any publicity derived from data protection or cybersecurity breaches.

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

Historically, securities class action litigation has often been brought against a company following a decline in the market price of that company’s securities. This risk is especially relevant for us because biotechnology and biopharmaceutical companies have experienced significant share price volatility in recent years. If we were to be sued, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

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

Investors should note, in particular, that following implementation of the Draft Directive, any future sale, purchase or exchange of shares will be subject to the FTT at a minimum rate of 0.1% provided the above-mentioned prerequisites are met. The investor may be liable to pay this charge or reimburse a financial institution for the charge, and/or the charge may affect the value of the Shares. The issuance of the new Shares by the Issuer should not be subject to the FTT.

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

The Belgian Financial Services and Markets Authority, or the FSMA, opened an investigation against us on April 22, 2014. Such investigation was related to whether we had failed to timely disclose inside information to the market in relation to the Investigational New Drug, or IND, clearance from the FDA for our CHART-2 Phase III heart-failure trial received on December 26, 2013 and reported on 9 January 2014. In April 2015, we notified the FSMA our agreement to settle our investigation by paying the proposed settlement amount of €175,000. Although such settlement does not provide for any admission of guilt on our part, the fact that we have entered into a settlement with the FSMA could cause investors to have a negative perception of our governance structure, which would have a material adverse effect on our business. Further, any future allegations (based on other facts and circumstances) that we failed to comply with applicable securities laws, whether or not true, may subject it to fines, claims and/or sanctions, which could impair our ability to offer our securities or restrict trading in our securities. The occurrence of any of the foregoing could have a material adverse effect on the trading price of our securities and our business.

The market price for the ADSs may be volatile or may decline regardless of our operating performance.

The trading price of the ADSs has fluctuated, and is likely to continue to fluctuate, substantially. The trading price of the ADSs depends on a number of factors, many of which are beyond our control and may not be related to our operating performance, including, among others:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	competition from existing products or new products that may emerge;

•	announcements by us, our partners or our competitors of significant acquisitions, strategic collaborations, joint ventures, collaborations, or capital commitments;

•	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

•	issuance of new or updated research or reports by securities analysts;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	additions or departures of key management or scientific personnel;

•	disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

•	changes to coverage policies or reimbursement levels by commercial third-party payors and government payors and any announcements relating to coverage policies or reimbursement levels;

•	announcement or expectation of additional debt or equity financing efforts;

•	sales of the ADSs or ordinary shares by us, our insiders or our other shareholders;

•	general economic and market conditions; and

•	failure to meet financial reporting and internal control requirements of a US public company.

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

Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company (PFIC), for U.S. federal income tax purposes. Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of cash, including the funds raised in offerings of the ADSs. If we are characterized as a PFIC, U.S. holders (as defined below under “Material Tax Considerations – Certain Material U.S. Federal Income Tax Considerations to U.S. Holders”) of the ADSs may suffer adverse tax consequences, including having gains realized on the sale of the ADSs treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on the ADSs by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of sales of the ADSs.

We do not believe that we were a PFIC for the 2019 taxable year and, based on the expected composition of our income and assets, we do not expect to be a PFIC for the 2020 taxable year; however, we cannot provide any assurances regarding our PFIC status for past, current or future taxable years. Our status as a PFIC is a fact intensive determination made on an annual basis. Whether we are a PFIC for any taxable year will depend on the composition of our income and assets, and the estimated fair market values of our assets, in each year. The market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to fluctuate. Our status as a PFIC also depends on the interpretation of the rules governing the PFIC income and asset tests, which are subject to uncertainty (including with respect to the characterization of income from government grants, for which direct legal authority does not exist).

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

We are a Belgian public limited liability company, and shareholders of our company may have different and, in some cases, more limited shareholder rights than shareholders of a U.S. listed corporation.

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

In addition, a majority of our shareholders present or represented at our meeting of shareholders may release a director from any claim of liability we may have, provided that the financial position of We are accurately reflected in the annual accounts. This includes a release from liability for any acts of the directors beyond their statutory powers or in breach of the Belgian Code on Companies and Associations, provided that the relevant acts were specifically mentioned in the convening notice to the meeting of shareholders deliberating on the discharge. In contrast, most U.S. federal and state laws prohibit a company or its shareholders from releasing a director from liability altogether if he or she has acted in bad faith or has breached his or her duty of loyalty to the Company. Finally, Belgian corporate law does not provide any form of appraisal rights in the case of a business combination. As a result of these differences between Belgian corporate law and our articles of association, on the one hand, and the U.S. federal and state laws, on the other hand, in certain instances, you could receive less protection as an ADS holder of our company than you would as a shareholder of a listed U.S. company.

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

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2018. In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents and more than 50% of the members of our Executive Committee or members of our Board of Directors are residents or citizens of the United States, we could lose our foreign private issuer status.

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

We are a Belgian public limited liability company. Less than a majority of the members of our Board of Directors and members of our Executive Committee are residents of the United States. All or a substantial portion of the assets of such non-resident persons and most of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process upon such persons or on us or to enforce against them or us a judgment obtained in U.S. courts. Original actions or actions for the enforcement of judgments of U.S. courts relating to the civil liability provisions of the federal or state securities laws of the United States are not directly enforceable in Belgium.

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

Our actual capital expenditures excluding impact of recognition of right of use assets for the years ended December 31, 2017, 2018 and 2019 amounted to €0.9 million, €0.8 million and €0.4 million, respectively. These capital expenditures primarily consisted of the acquisition of laboratory equipment and industrial tools, the refurbishment of our research and development laboratories and leasehold improvements of our corporate offices located in Belgium and the United States. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs and grow our operations.

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

B. Business Overview

We are a clinical-stage biopharmaceutical company focused on the development of cell-based therapies for the treatment of cancer. Our clinical drug product candidates include the autologous cell therapies CYAD-01 and CYAD-02 for the treatment of relapsed / refractory acute myeloid leukemia (r/r AML) and the allogeneic, or off-the-shelf, cell therapy CYAD-101 for the treatment of metastatic colorectal cancer (mCRC). All three candidates incorporate the receptor NKG2D, an activating receptor from Natural Killer, or NK, cells as the chimeric antigen receptor, or CAR, transduced on T-lymphocytes, or T cells. NK cells are lymphocytes of the immune system that kill diseased cells. The receptors of the NK cells used in our product candidates target the binding molecules, called ligands, that are expressed in cancer cells, but are absent or expressed at very low levels in normal cells. We believe the NKG2D-based CAR-T approach has the potential to treat a broad range of both solid and hematologic tumors.

In December 2016, following the successful completion of a proof-of-concept clinical trial conducted at the Dana-Farber Cancer Institute, in which no treatment related safety concerns and initial signs of clinical activity were observed, we initiated the Phase 1 clinical trial, called THINK, to assess the safety and clinical activity of multiple administrations of CYAD-01 in seven refractory cancers, including both solid tumors and hematologic malignancies. Based on encouraging results from the THINK trial, we initiated additional trials in 2018 to further evaluate CYAD-01 both in r/r AML and patients with metastatic colorectal cancer (mCRC). These trials included the Phase 1 DEPLETHINK and SHRINK trials, respectively. The DEPLETHINK trial is assessing CYAD-01 after lymphodepletion with cyclophosphamide and fludarabine, or CyFlu, for the treatment of r/r AML. The SHRINK trial was an open-label Phase 1 study evaluating the safety and clinical activity of multiple doses of CYAD-01, administered concurrently with the FOLFOX treatment in patients with advanced mCRC. As of December 31, 2019, the THINK and DEPLETHINK trials are ongoing, while the SHRINK trial has completed enrollment and ended.

In November 2018, we also initiated the Phase 1 alloSHRINK trial, evaluating our second clinical candidate CYAD-101. CYAD-101 is a first-in-class, non-gene edited allogeneic (donor derived) CAR-T product candidate that co-expresses the chimeric antigen receptor NKG2D and the novel inhibitory peptide TIM (T cell receptor, or TCR, Inhibiting Molecule). The expression of TIM reduces signaling of the TCR complex and we believe could therefore reduce or eliminate Graft versus Host Disease (GvHD) in patients treated with CYAD-101. The alloSHRINK trial is ongoing and is evaluating CYAD-101 administered concurrently with FOLFOX chemotherapy in the treatment of patients with unresectable metastatic colorectal cancer (mCRC).

Beyond CYAD-01 and CYAD-101, we are also investigating several novels, next-generation NKG2D-based CAR-T product candidates including CYAD-02 and CYAD-103. Like CYAD-01, CYAD-02 is an autologous, CAR-T product candidate for the treatment of r/r AML. CYAD-02 builds upon the construct of CYAD-01 with the addition of a short hairpin RNA (shRNA) which targets the NKG2D ligands MICA and MICB. In January 2020, we initiated the Phase 1 CYCLE-1 trial evaluating CYAD-02 after lymphodepletion with CyFlu for the treatment of r/r AML. Similar to CYAD-101, CYAD-103 is an allogeneic CAR-T product candidate that co-expresses the NKG2D receptor and TIM peptide. CYAD-103 is in preclinical development for the treatment of solid tumors.

Additionally, we are currently investigating a series of shRNA-based allogeneic CAR-T candidates referred to as the CYAD-200 series. These preclinical candidates include CYAD-211, a CAR-T candidate targeting B-cell maturation antigen, or BCMA, for the treatment of multiple myeloma, CYAD-221, a CAR-T candidate targeting CD19 for the treatment of B-cell malignancies and CYAD-231, dual specific CAR-T candidate targeting NKG2D and an undisclosed membrane protein.

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

Our NKG2D-based CAR-T Approach

Our clinical candidates, including CYAD-01 and CYAD-02 (autologous CAR-T cell therapies) and CYAD-101 (an allogeneic CAR-T therapy), use the native sequence of the NKG2D receptor in the CAR construct. Importantly, CYAD-101 also expresses the peptide TIM which is used to dampen the signaling of the TCR complex and classify the product as allogeneic. In all three, CYAD-01, CYAD-02 and CYAD-101, the human natural sequence of NKG2D is expressed outside the T cell and bound to an intracellular domain called CD3 Zeta. This intracellular domain is used in most other CARs and is responsible for the activation of the T cell once NKG2D recognizes and binds to its target. In addition, the complex NKG2D CD3 Zeta binds to endogenous DAP 10, which is a co-stimulatory molecule present on T cells, which means that the activation triggered by the primary stimulatory chain CD3 Zeta is further strengthened by DAP 10, a secondary or co-stimulatory domain.

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

In addition, preclinical mouse studies conducted by Charles Sentman, Ph.D., of our academic collaborator Dartmouth College, have demonstrated that CAR-T NKG2D may have bioactivity beyond a direct cytotoxic effect of the CAR on the targeted tumor cell. Three additional potential modes of such activity are:

•

Both regulatory T cells that modulate the immune system and bone marrow immune cells, called myeloid-derived suppressor cells, or MDSCs, were shown to express NKG2D ligands when they are present in tumors. Hence, those immune suppressive cells are also a target of our NKG2D-based CAR-T product candidates, thereby potentially suppressing immune inhibition in the tumor cell.

•	Cells from rapidly dividing micro vessels in the tumor mass were shown to express NKG2D ligands. Hence, the blood supply to the tumor is a potential target of our NKG2D-based CAR-T product candidates.

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

The trial contains two consecutive segments: a dose escalation segment with two arms (one in solid tumor types and one in hematological tumor types) at three dose levels adjusted to body weight (up to 3x108, 1x109 and 3x109 CYAD-01 cells) and a dose-expansion segment. At each dose, the patients are intended to receive three successive administrations of the specified dose, two weeks apart. In 2018, we made several amendments to the trial including: 1) as of dose level 2, patients were eligible for a second cycle of three injections in absence of progressive disease; 2) in the hematological malignancy portion of the trial, a more frequent dosing schedule of CYAD-01, referred to as schedule optimization, assessed six injections without preconditioning over two months of administration; and 3) in the solid tumor segment of the trial, treatment of CYAD-01 after non-myeloablative preconditioning chemotherapy regimen of CyFlu was assessed.

As of December 31, 2019, the dose-escalation segment of the Phase 1 study had concluded, as well as the aforementioned amended cohorts. In addition, the dose-expansion segment of the trial is planned and will enroll up to 14 r/r AML patients. No further development of CYAD-01 in solid tumors is expected. The primary endpoint of the dose escalation segment of the trial is a safety endpoint—the occurrence of dose limiting toxicities in patients during the treatment until 14 days after the last treatment. The primary endpoint in the expansion segment is objective response rate.

Hematological Malignancy Segment of the THINK Phase 1 Trial

In December 2019, at the 61st ASH Annual Meeting we reported interim results from the hematological portion of the THINK Phase 1 trial. Data from 22 patients treated across all three dose levels showed that treatment with monotherapy CYAD-01 without preconditioning was well tolerated. Out of 15 r/r AML patients evaluable per protocol (at least one cycle of treatment) in the dose escalation segment of the trial, eight patients showed anti-leukemic activity with five out of eight patients exhibiting objective response, with three patients exhibiting a complete response, defined as either a complete response with partial hematological recovery, or CRh, complete response with incomplete marrow recovery, or Cri, or marrow complete response, or mCR. The r/r AML patient who achieved a CRh was bridged to allotransplant and remains in minimal residual disease negative complete response, or CRMRD-, defined as no detection of tumor cells by high sensitivity methods) for over 24 months.

Evidence of Anti-Leukemic Activity in relapsed/refractory AML and MDS Patients with CYAD-01 Without Preconditioning Chemotherapy

CRh: Complete response with partial hematological recovery

CRi: Complete response with incomplete hematological recovery

mCR: Marrow complete response

CR (MRD-): Complete response without minimal residual disease

PR: Partial response

SD: Stable disease

ELN: European LeukemiaNet.

IPSS: International Prognostic Scoring System

Solid Tumor Segment of the THINK Phase 1 Trial

In November 2018, at the Society for Immunotherapy of Cancer, or SITC, 33rd Annual Meeting we reported results from the solid tumor portion of the THINK trial. Data from 14 patients treated across all three dose levels showed that treatment with monotherapy CYAD-01 without preconditioning was well tolerated. Out of eleven patients with mCRC evaluable per protocol (at least one cycle of treatment) in the dose escalation segment of the trial, the best clinical response observed was stable disease in three patients (27%) based on RECIST 1.1 criteria. In addition, one patient with ovarian cancer treated at dose level 2 also experienced a stable disease.

In February 2018, the THINK trial was amended to include a cohort known as THINK CyFlu. The cohort evaluated a single injection of CYAD-01 following treatment with the standard preconditioning regimen of CyFlu.

In July 2019, we reported that treatment with CYAD-01 following the standard preconditioning regimen of CyFlu was well tolerated with no occurrence of DLT nor an increase of treatment-related adverse events rate. Translational data from the cohort also suggest an improvement in cell engraftment of CYAD-01 induced by the CyFlu preconditioning as compared to the same dose of CYAD-01 without preconditioning chemotherapy. Of the three patients enrolled, one patient achieved stable disease, while two patients experienced disease progression.

Nature of Interim Data

It should be noted that the interim data summarized above are current as of December 31, 2019, and are preliminary in nature. As of the date of this Annual Report, our THINK trial is not yet complete in the hematological malignancy segment of the trial.

Additional Clinical Development for CYAD-01

AML Clinical Development Program

AML is one of the deadliest cancers in hematological malignancies, with a five-year survival rate of 27.4%. Currently the only available potentially curative therapy for AML is allogenic Hematopoietic stem cell transplantation, or HSCT. However, this approach has significant limitations, including difficulties in finding appropriate genetically-matched donors and the risk of transplant-related rejection, graft-versus-host disease, or GvHD, and mortality, and is therefore typically only available on a limited basis. First line therapies can result in a complete response, but the risk of relapse is high. Until 2017, there were no therapies approved by the U.S. Food and Drug Administration, or FDA, for relapsed refractory patients. Based on data from the National Cancer Institute (NCI), the incidence of AML in the United States was approximately 19,520 new cases in 2018.

As an initial matter, we seek to complete the hematological malignancy arm of the THINK trial. Based on the encouraging interim results of the THINK trial, we are currently exploring and intend to further explore the administration of CYAD-01 in AML and MDS patients in the dose-expansion segment of the trial, which is expected to begin in first quarter 2020, with plans to evaluate monotherapy CYAD-01 produced with our proprietary OptimAb manufacturing process. See “—Manufacturing” below.

DEPLETHINK Phase 1 Clinical Trial

In October 2018, we initiated a new Phase 1 clinical trial in AML and MDS patients to evaluate the administration of CYAD-01 after patients have undergone a conventional chemotherapy preconditioning program, which is intended to provide an environment for the engineered T cells to thrive, and could result in a higher rate of objective response. However, because chemotherapy preconditioning can lead to undesirable side effects, we expect that a proper risk-benefit ratio will be considered and contrasted with a monotherapy approach as we progress this program into later stages of clinical development.

The trial, referred to as DEPLETHINK (LymphoDEPLEtion and THerapeutic Immunotherapy with NKR-2), was initiated in October 2018. The open-label, dose-escalation trial will evaluate a single injection of CYAD-01 following treatment with the standard low-intensity preconditioning regimen of cyclophosphamide (300 mg/m²) and fludarabine (30 mg/m²), or CyFlu. The trial includes two different intervals between lymphodepletion and administration of CYAD-01. In addition, the trial will evaluate three dose levels of CYAD-01 including 100 million, 300 million and 1 billion cells per injection, respectively. Following disease assessment, patients presenting no signs of progression are eligible to receive a cycle of three CYAD-01 injections without preconditioning with two-week intervals at their initial dose levels. The study will enroll up to 18 patients. The primary endpoint of the trial is safety and secondary endpoints include clinical activity and pharmacokinetics. Like the THINK trial expansion segment, the ongoing dose cohorts from the DEPLETHINK trial will evaluate CYAD-01 produced with the OptimAb manufacturing process. See “—Manufacturing” below.

In December 2019, we reported initial data from the nine patients enrolled in the first two dose levels of the trial, in which the administration of CYAD-01 following the preconditioning regimen of CyFlu was well-tolerated. At the first CYAD-01 infusion of the consolidation cycle (3 billion cells per infusion), one patient experienced both grade 4 cytokine release syndrome (CRS) and grade 3 CAR-T cell-related encephalopathy and another patient experienced grade 3 CRS. Both patients recovered following the appropriate treatment. In addition, preconditioning chemotherapy led to improved, dose-dependent engraftment of CYAD-01 cells as compared to cells infused with no preconditioning. Tumor assessment of the first nine patients treated with CYAD-01 produced with the mAb manufacturing process showed no objective response at the first two dose levels of the trial.

CRC Clinical Development Program

CRC is the third most diagnosed cancer and the second in terms of deaths. The median progression free survival rate of patients treated with the current standards of care (regorafinib or trifluridine/tipiracil) is between 1.9 and 3.2 months. We estimate the incidence of CRC in the United States is approximately 134,000 new cases per year.

Based on the encouraging interim results of the THINK trial, we also evaluated the administration of CYAD-01 in CRC patients.

SHRINK Phase 1 Clinical Trial

In May 2018, we enrolled our first patient into the dose-escalation Phase 1 SHRINK (Standard cHemotherapy Regimen and Immunotherapy with NKR-2) trial. SHRINK was designed to assess the safety and clinical activity of multiple administrations of CYAD-01 concurrently with a conventional chemotherapy for CRC called FOLFOX (a combination of 5-fluorouracil, leucovorin and oxaliplatin), with the goal of reducing liver metastasis and allowing for surgical resection. Patients will receive six cycles of FOLFOX chemotherapy every two weeks and three administrations of CYAD-01 every two weeks 48 hours after the end of chemotherapy at cycles two, three and four. Based upon initial assessment of clinical activity, patients could be eligible to receive three additional administrations of CYAD-01 at the same dose level.

In November 2019, we reported results from the trial with nine total patients (four first-line, neoadjuvant and five refractory mCRC patients, respectively) were enrolled. CYAD-01 concurrent with FOLFOX was well-tolerated with only one patient experiencing a Grade 3 related adverse event (AE) and no patient experiencing Grade ≥ 4 related AEs. There was no report of dose-limiting toxicity. In the neoadjuvant first-line mCRC patients, one partial response and two patients with stable disease (greater than three months) were observed. In the refractory mCRC setting four patients presented stable disease (greater than 3 months) with three out of four stable disease patients showing some evidence of tumor burden decrease.

As of December 31, 2019, the trial is no longer enrolling patients.

Clinical Development Program for Next-Generation, Autologous CYAD-02

Over the past year we have continued to explore opportunities to enhance the characteristics of CYAD-01, including increasing the persistence of the product candidate as well as the product candidate’s ability to infiltrate the tumor and combat the hostile tumor microenvironment. At the Company’s R&D Day held in March 2019, management unveiled the next-generation, autologous NKG2D-based CAR-T candidate, CYAD-02. CYAD-02 incorporates shRNA technology to target the NKG2D ligands MICA and MICB. The single shRNA modulates the expression of both ligands which translates to encouraging increases in in vitro proliferation, in vivo engraftment and anti-tumor activity. CYAD-02 also incorporates the OptimAb manufacturing process. In late June 2019, our IND application for CYAD-02 went into effect with the FDA.

CYCLE-1 Phase 1 Clinical Trial

In November 2019, we initiated the Phase 1 CYCLE-1 trial. The open-label, dose-escalation trial will evaluate the safety and clinical activity of a single infusion of CYAD-02 produced with the OptimAb manufacturing process following preconditioning chemotherapy CyFlu in patients with r/r AML and MDS. In addition, patients are also eligible to receive bridging therapy, based on physician’s choice, in advance of treatment with CYAD-02. The trial will evaluate three dose levels of CYAD-02, at 100 million, 300 million and one billion cells per infusion.

Allogenic Platform—TCR Inhibiting Molecule (TIM)

While autologous CAR-T cells have yielded impressive results in B cell malignancies, addressing larger indications such as mCRC using the current centralized manufacturing paradigm may be more challenging, at least from a cost and logistical perspective. However, we believe that an allogeneic approach must address two key challenges: (1) graft versus host disease (GvHD) which is the rejection of the patient tissues by the grafted cells, and (2) rejection of the graft by the host immune system, or transplant rejection. GvHD is mediated by the T Cell Receptor (TCR) complex on T lymphocytes. We have developed a method to interfere with the TCR signaling through the expression of a TCR Inhibiting Molecule (TIM). In preclinical mouse models, we observed that mice treated with TIM transduced T cells did not demonstrate GvHD, while 80% of the animals treated with control T cells died from GvHD within a 50-day window. In addition, we demonstrated in a similar mouse model bearing a colorectal cancer that the antitumor activity of CYAD-101 (the allogeneic version of our CYAD-01 drug product candidate) is maintained.

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

alloSHRINK Phase 1 Clinical Trial

In November 2018, we initiated the open-label, dose-escalation, Phase 1 alloSHRINK trial evaluating our non-gene edited allogeneic CAR-T product candidate, CYAD-101, administered concurrently with FOLFOX chemotherapy in the treatment of patients with unresectable metastatic CRC. Patients will receive six cycles of FOLFOX chemotherapy every two weeks and three administrations of CYAD-101 every two weeks 48 hours after the initiation of chemotherapy cycles one, two and three. The three dose levels to be evaluated are 100 million, 300 million and 1 billion cells per injection, respectively. The Phase I dose-escalation segment will enroll a maximum of 18 patients. A dose-expansion segment of the trial, which is planned to begin in the second half of 2020, will also enroll a maximum of 18 patients. The primary endpoint of the study is safety and tolerability.

Results from ongoing, dose-escalation alloSHRINK Phase 1 trial were reported at the SITC 34th Annual Meeting. As of November 2019, a total of 12 patients with relapsed/refractory mCRC who progressed after previous treatment with oxaliplatin or irinotecan were enrolled in the trial. The number of prior therapies received by patients enrolled in the trial ranged from one to six with a mean of three. Initial results showed no clinical evidence of GvHD, was observed following 35 injections of CYAD-101. These data support the ability of the Company’s TIM technology to reduce signaling of the TCR complex through a non-gene edited approach. Overall, treatment with CYAD-101 in association with FOLFOX chemotherapy was well-tolerated, with no report of dose-limiting toxicity. Six of 12 patients enrolled in the trial reported at least one treatment-related adverse event, or AE, however all AEs reported were grade 1 or 2 including one patient who experienced cytokine-release syndrome (grade 1). No patient discontinued treatment due to AEs.

Anti-tumor activity was observed in the trial with two patients who achieved a confirmed partial response, or PR, according to RECIST 1.1 criteria and five patients achieved stable disease, or SD, of more than or equal to three months of duration. In addition, host-versus-graft, or HvG, reaction against the allogeneic CYAD-101 cells appears to be controlled by the non-myeloablative FOLFOX chemotherapy as evidenced by similar levels of CYAD-101 cell engraftment following the second and third infusions of the allogeneic cell product candidate. Also, following administration of FOLFOX chemotherapy, CYAD-101 cells demonstrated similar kinetics as the autologous NKG2D-based CAR-T therapy CYAD-01 as evaluated in the Phase 1 SHRINK trial.

Best Overall Response Following Treatment with CYAD-101 in Heavily Pre-Treated mCRC Patients Who Received Prior Oxaliplatin-Based Chemotherapy

FX: FOLFOX

FiRi: FOLFIRI FiRiX: FOLFIRINOX

Cetux: Cetuximab Pmab:

Panitumumab

Bev: Bevacizumab

LTFU: Lost to follow-up

PR: Partial response

SD: Stable disease

PD: Progressive disease

An additional three patients have been enrolled at dose level three (one billion cells per infusion) of the trial for a total of nine patients in the cohort, as planned per protocol. Preliminary results from the completed dose-escalation segment of the alloSHRINK trial are expected in the first half of 2020.

Based on the encouraging data observed to date for the Phase 1 alloSHRINK trial, we plan to expand the trial to further evaluate CYAD-101 with prior FOLFOX chemotherapy in refractory mCRC patients. Enrollment in the expansion segment of the trial is expected to begin in mid-2020 following the production of additional CYAD-101 cells planned during the first half of 2020.

Short hairpin RNA (shRNA) Allogenic Platform and CYAD-200 Series

In October 2018, we announced we had entered into an exclusive agreement with Horizon Discovery Group for the use of its shRNA technology to generate a novel, next-generation, non-gene-edited allogeneic platform for CAR-T therapies, by targeting the CD3z component of the TCR complex on the surface of the T-cell. Horizon Discovery’s SMARTvector technology to express shRNA optimized by us provides an alternate method to knockdown the TCR complex in allogeneic CAR-T therapies compared to gene editing techniques as well as the specificity to target a broad range of proteins.

In vivo data demonstrate that shRNA targeting of CD3z effectively protects against Graft-versus-Host Disease (GvHD) to a level equivalent to CRISPR-Cas9 gene-editing-based knock-out. Furthermore, results from preclinical tests show significant increase in persistence of allogeneic T cells using shRNA targeting when compared to gene editing technologies, such as CRISPR-Cas9.

We continue to pursue the development of the proprietary non-gene edited allogeneic shRNA SMARTvector platform and progress towards the IND applications for the CYAD-200 series of shRNA-based allogeneic CAR-T candidates, including CYAD-211, our CAR-T therapy targeting B-cell maturation antigen (BCMA) for the treatment of patients with multiple myeloma. Submission of an IND application for CYAD-211 is anticipated during the first half of 2020.

Seasonality

Our business is currently not materially affected by seasonality.

Manufacturing

We recently modified the manufacturing process we use to produce our CYAD-01 drug product candidate, in order to significantly increase the potency of the drug product candidate while enriching for T cells with a memory-like phenotype.

From late 2017 until mid-2019, our CYAD-01 drug product candidate was manufactured using a process, which we refer to as the monoclonal (mAb) process. This second manufacturing process replaced the previous manufacturing process, referred to as the LY manufacturing process in response to manufacturing challenges that were faced with the LY manufacturing process. In June 2019, we announced a strategic update to our autologous r/r AML and MDS program, including that the FDA accepted our proposal to utilize the OptimAb manufacturing process with CYAD-01 under the current IND application.

The OptimAb manufacturing process utilizes a shortened eight-day cell culture and incorporates a selective PI3K inhibitor. This results in a product that is more potent and enriched for T cells with a memory-like phenotype while maintaining the high level of manufacturing reliability required to support clinical development. Preclinical data demonstrate that CYAD-01 produced using the OptimAb manufacturing process drives improved anti-tumor activity in an aggressive AML model compared to CYAD-01 produced with the previous mAb manufacturing process.

The first patient in our THINK trial to be administered drug product candidate manufactured using the OptimAb process was treated in September 2019. Throughout the remainder of 2019, all patients treated with CYAD-01 were administered drug product candidate manufactured using the OptimAb process. There can be no assurance that drug product candidate manufactured using the OptimAb process will result in similar or improved safety data and clinical activity compared to drug product candidate manufactured using either the LY or mAb manufacturing processes.

In addition to CYAD-01, the OptimAb manufacturing process will also be used in the autologous CYAD-02 development program.

Termination of C-Cure and Heart-XS Programs

Until mid-2016, we were focused on the development of a cardiovascular drug product candidate called C-Cure, an autologous cell therapy for the treatment of patients with ischemic heart failure. This program was funded in part through various research programs from the Walloon Region of Belgium. In June 2016, we reported topline results from a Phase 3 clinical trial for this drug product candidate. Following the announcement of these results, we explored strategic options to further develop and commercialize C-Cure, while we focused on our CAR-T oncology drug product candidates. In December 2017, we elected to shelve this program, as a result of which the research data and intellectual property rights associated with this development program were transferred to the Walloon Region, which partially financed the C-Cure program.

Also, in December 2017, our board of Directors decided to pause the development of the Heart-XS platform.

Pursuant to our decision to shift our focus away from cardiovascular drug candidates, on November 22, 2019, our affiliate, CorQuest Medical Inc., sold its portfolio of Heart-XS patents and related rights to CorQuest MedTech SRL, for consideration of €1 in addition of the reimbursement of certain maintenance costs of these patents. CorQuest Medical Inc. also has the right to receive royalties on the future sales and a percentage on the capital gains in the case of a re-sale or a change of control of Corquest MedTech SRL.

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

On November 27, 2018, Ono Pharmaceuticals Co., Ltd. notified us of its decision to terminate the License and Collaboration Agreement. The agreement terminated at year-end 2018, and no performance obligations remain outstanding.

Novartis

In May 2017, we announced that we had entered into a non-exclusive license agreement with Novartis International AG, or Novartis, regarding U.S. patents related to allogeneic CAR-T cells. The agreement includes our intellectual property rights under U.S. Patent No. 9,181,527. This agreement is related to two undisclosed targets currently under development by Novartis. Under the terms of the agreement, we received an upfront payment of $4.0 million and is eligible to receive additional milestone payments in aggregate amounts of up to $92.0 million. In addition, we are eligible to receive royalties based on net sales of the licensed target associated products at percentages in the single digits. We retain all rights to grant further licenses to third parties for the use of allogeneic CAR-T cells.

Horizon Discovery Group

In 2018, we signed exclusive agreements with Horizon Discovery Group plc for the use of its shRNA technology to generate our second non-gene-edited allogeneic platform. Data from preclinical studies have demonstrated the versatility of the shRNA platform in the allogeneic setting and may pave the way for the next steps in the development of our differentiated non-gene-edited allogeneic approach to CAR-T cell therapy.

In October 2019, we capitalized the milestone payments for a total amount of $0.2 million related to both the exercise of the option on the exclusive agreement and to the first effective IND application, filed by Celyad, relating to the first product (CYAD-02).

CorQuest MedTech

Pursuant to our decision to shift our focus away from cardiovascular drug candidates, on November 22, 2019, our affiliate, CorQuest Medical Inc., sold its portfolio of patents and related rights to CorQuest MedTech SRL for consideration of €1, in addition of the reimbursement of certain maintenance costs of its patents. CorQuest Medical Inc. also has the right to receive royalties on the future sales and a percentage on the capital gains in the case of a re-sale or a change of control of Corquest MedTech SRL.

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

NKR-T Cell Platform Patents

As of February 29, 2019, our CAR T-cell portfolio includes four patent families exclusively licensed to us by Dartmouth. This portfolio includes twelve issued U.S. patents; nine pending U.S. patent applications; and 25 foreign granted patents and applications pending in jurisdictions including Australia, Brazil, Canada, China, Europe, Hong Kong, India, Japan, Mexico and Russia. These patents and patent applications relate to specific chimeric antigen receptors and to T-cell receptor deficient T-cells, and are further detailed below.

A first patent family relates to chimeric NK receptors and methods for treating cancer. There are three granted U.S. patents in this family (US 7,994,298; US 8,252,914 and US 10,336,804) and two further pending US applications. The scope of this patent family includes chimeric natural killer cell receptors (NKR CARs), T-cells with such receptors (NKR CAR-T cells) and methods of treating cancer with these NKR CAR-T cells.

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

CAR T-Cell Therapy

Early results from clinical trials have fueled continued interest in CAR T-cell therapies and our competitors as of the date of this Annual Report include Adaptimmune Therapeutics plc, Allogene Therapeutics Inc., Atara Biotherapeutics, Inc., Autolus Therapeutics plc, Bellicum Pharmaceuticals, Inc., bluebird bio, Inc., CARsgen Therapeutics Co. Ltd., Cellectis S.A., Cellular Biomedicine Group, Celularity, Inc., Fate Therapeutics, Inc.,

CRISPR Therapeutics, Inc., Gilead Sciences Inc, Intellia Therapeutics, Inc., Legend Biotech USA, Inc., Mustang Bio, Inc., NantKwest, Inc., Nkarta Therapeutics, Inc., Novartis AG, Poseida Therapeutics, Inc., Precigen, Inc. Precision Biosciences, Inc., Servier Laboratories Limited, Sorrento Therapeutics, Inc., TC BioPharm Ltd., TCR2 Therapeutics, Inc., Tmunity Therapeutics, Inc., Unum Therapeutics, Inc., and Ziopharm Oncology, Inc.

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

Under the FDCA, the FDA is charged with assigning a center with primary jurisdiction, or a lead center, for review of a combination product. That determination is based on the “primary mode of action” of the combination product, which means the single mode of action that provides the most important therapeutic action of the combination product, i.e., the mode of action expected to make the greatest contribution to the overall intended therapeutic effects of the combination product. Thus, if the primary mode of action of a device-biologic combination product is attributable to the biologic product, that is, if it acts by means of a virus, therapeutic serum, toxin, antitoxin, vaccine, blood, blood component or derivative, allergenic product, or analogous product, the FDA center responsible for premarket review of the biologic product (the Center for Biologics Evaluation and Research, or CBER, would have primary jurisdiction for the combination product.

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

Where a trial is conducted at, or sponsored by, institutions receiving NIH funding for recombinant DNA research, the investigator must comply with the NIH Guidelines for Research Involving Recombinant or

Synthetic Nucleic Acid Molecules, or NIH Guidelines. Many companies and other institutions not otherwise subject to the NIH Guidelines voluntarily follow them. Pursuant to the NIH Guidelines, clinical trials must be evaluated and assessed by an Institutional Biosafety Committee, or IBC, a local committee that reviews and oversees research utilizing recombinant or synthetic nucleic acid molecules at that institution. The IBC assesses the safety of the research and identifies any potential risk to public health or the environment, and such review may result in some delay before initiation of a clinical trial. Previously, investigators subject to the NIH Guidelines had to submit their protocol and related documentation and register their trial with the NIH Office of Biotechnology Activities, or OBA. The NIH could convene the Recombinant DNA Advisory Committee, or RAC, a federal advisory committee, to discuss protocols that raise novel or particularly important scientific, safety or ethical considerations at one of its quarterly public meetings. RAC proceedings and reports were posted on the OBA web site. However, in April 2019, the NIH updated its Guidelines to eliminate these requirements.

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

Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, FDA may condition approval of a BLA on the sponsor’s agreement to conduct additional clinical trials to further assess the biologic’s safety and effectiveness after BLA approval.

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and the investigators within 15 calendar days of receipt by the sponsor or its agents after determining that the information qualifies for such expedited reporting. IND safety reports are required for serious and unexpected suspected adverse events, findings from other studies or animal or in vitro testing that suggest a significant risk for human subjects, and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. Additionally, a sponsor must notify FDA within 7 calendar days after receiving information concerning any unexpected fatal or life-threatening suspected adverse reaction. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA, the IRB, or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated intervals based on access to certain data from the trial. We may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate. Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug product candidate as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the drug product candidate does not undergo unacceptable deterioration over its shelf life.

A manufacturer of an investigational drug for a serious disease or condition is required to make available, such as by posting on its website, its policy on evaluating and responding to requests for individual patient access to such investigational drug. This requirement applies on the earlier of the first initiation of a Phase 2 or Phase 3 trial of the investigational drug or, as applicable, 15 days after the drug receives a designation as a breakthrough therapy, fast track product, or regenerative advanced therapy.

BLA and FDA Review Process

Following trial completion, trial data are analyzed to assess safety and efficacy. The results of preclinical studies and clinical trials are then submitted to the FDA as part of a BLA, along with proposed labeling for the product and information about the manufacturing process and facilities that will be used to ensure product quality, results of analytical testing conducted on the chemistry of the drug product candidate, and other relevant information. The BLA is a request for approval to market the biologic for one or more specified indications and must contain proof of safety, purity, and potency, or efficacy, which is demonstrated by extensive preclinical and clinical testing. The application may include both negative or ambiguous results of preclinical and clinical trials as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a use of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety, purity and potency of the investigational product to the satisfaction of the FDA. FDA approval of a BLA must be obtained before a biologic may be marketed in the United States.

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

After the BLA submission is accepted for filing, the FDA reviews the BLA to determine, among other things, whether the proposed drug product candidate is safe, pure and potent for its intended use, and whether the drug product candidate is being manufactured in accordance with cGMP to assure and preserve the drug product candidate’s identity, strength, quality, purity and potency. The FDA may refer applications for novel drug product candidates or drug product candidates which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. The FDA will likely re-analyze the clinical trial data, which could result in extensive discussions between the FDA and us during the review process. The review and evaluation of a BLA by the FDA is extensive and time consuming and may take longer than originally planned to complete, and we may not receive a timely approval, if at all.

Before approving a BLA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMPs. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. In addition, before approving a BLA, the FDA may also audit data from clinical trials to ensure compliance with GCP requirements. After the FDA evaluates the application, manufacturing process and manufacturing facilities, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A Complete Response Letter usually describes all of the specific deficiencies in the BLA identified by the FDA. The Complete Response Letter may require additional clinical data and/or an additional pivotal Phase 3 clinical trial(s), and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, withdraw the application or request a hearing. Even if such data and information is submitted, the FDA may ultimately decide that the BLA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive, and the FDA may interpret data differently than we interpret the same data.

There is no assurance that the FDA will ultimately approve a product for marketing in the United States, and we may encounter significant difficulties or costs during the review process. If a product receives marketing approval, the approval may be significantly limited to specific populations, and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling or may condition the approval of the BLA on other changes to the proposed labeling, development of adequate controls and specifications, or a commitment to conduct post-market testing or clinical trials and surveillance to monitor the effects of approved products. For example, the FDA may require Phase 4 testing which involves clinical trials designed to further assess the product’s safety and effectiveness and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized. The FDA may also place other conditions on approvals including the requirement for a Risk Evaluation and Mitigation Strategy, or REMS, to assure the safe use of the product. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS. The FDA will not approve the BLA without an approved REMS, if required. A REMS could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product licenses may be revoked or suspended for non-compliance with regulatory standards or if problems occur following initial marketing.

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

Accelerated Approval for Regenerative Advanced Therapies

As part of the 21st Century Cures Act, Congress amended the FDCA to create an accelerated approval program for products designated as regenerative medicine advanced therapies, which include cell therapies, therapeutic tissue engineering products, human cell and tissue products, and combination products using any such therapies or products. Regenerative medicine advanced therapies do not include those human cells, tissues, and cellular and tissue-based products regulated solely under section 361 of the PHSA and 21 CFR Part 1271. The new program is intended to facilitate efficient development and expedite review of regenerative medicine advanced therapies, which are intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition. A drug sponsor may request that FDA designate a drug as a regenerative medicine advanced therapy concurrently with or at any time after submission of an IND. FDA has 60 calendar days to determine whether the drug meets the criteria, including whether there is preliminary clinical evidence indicating that the drug has the potential to address unmet medical needs for a serious or life-threatening disease or condition. A new drug application or BLA for a regenerative medicine advanced therapy may be eligible for priority review or accelerated approval through (1) surrogate or intermediate endpoints reasonably likely to predict long-term clinical benefit or (2) reliance upon data obtained from a meaningful number of sites. Benefits of such designation also include early interactions with FDA to discuss any potential surrogate or intermediate endpoint to be used to support accelerated approval. A regenerative medicine advanced therapy that is granted accelerated approval and is subject to post-approval requirements may fulfill such requirements through the submission of clinical evidence, clinical studies, patient registries, or other sources of real world evidence, such as electronic health records; the collection of larger confirmatory data sets; or post-approval monitoring of all patients treated with such therapy prior to its approval.

Pediatric Trials

Under the Pediatric Research Equity Act, or PREA, as amended, a BLA or supplement to a BLA must contain data to assess the safety and efficacy of the product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDCA requires that a sponsor who is planning to submit a marketing application for a drug or biological product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within sixty days of an end-of-Phase II meeting or as may be agreed between the sponsor and FDA. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. FDA and the sponsor must reach agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from nonclinical studies, early phase clinical trials, and/or other clinical development programs. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of data or full or partial waivers.

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

The FDA also may require post-approval testing, sometimes referred to as Phase 4 testing, risk minimization action plans and post-marketing surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product. Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, untitled or warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our products under development.

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

The failure to comply with regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial of product approvals, license suspension or revocation, or refusal to allow a firm to enter into supply contracts, including government contracts. In addition, even if a firm complies with FDA and other requirements, new information regarding the safety or efficacy of a product could lead the FDA to modify or suspend or revoke licenses. Prohibitions or restrictions on sales or withdrawal of future products marketed by us could materially affect our business in an adverse way.

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

Clinical Trials

Similar to the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the European Union clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the European Union, the European Union Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the Member State regimes. To improve the current system, a new Regulation No. 536/2014, or the Regulation, on clinical trials on medicinal drug product candidates for human use, which repealed Directive 2001/20/EC, was adopted on April 16, 2014, and published in the European Official Journal on May 27, 2014. The new Regulation aims at harmonizing and streamlining the clinical trials authorization process, simplifying adverse event reporting procedures, improving the supervision of clinical trials, and increasing their transparency. The new Regulation entered into force on June 16, 2014, but the timing of its application depends on the development of a fully functional EU clinical trials portal and database. The Regulation becomes applicable six months after the European Commission publishes a notice of this confirmation. So far, however, such confirmation has not been published. Until then the Clinical Trials Directive 2001/20/EC will still apply. In addition, the transitory provisions of the new Regulation offer the sponsors the possibility to choose between the requirements of the Directive and the Regulation if the request for authorization of a clinical trial is submitted in the 12 months after the new Regulation becomes applicable. In that case, the clinical trial continues to be governed by the Directive until 36 months after the new Regulation becomes applicable.

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

ECs determine whether the proposed clinical trial will expose participants to unacceptable conditions of hazards, while considering, among other things, the trial design, protocol, facilities, investigator and supporting staff, recruitment of clinical trial subjects, the Investigator’s Brochure, or IB, indemnity and insurance, etc. The EC also determines whether clinical trial participants have given informed consent to participate in the trial. Following receipt of a complete application (which must be submitted in the national language), ECs must deliver their opinion within 60 days (or sooner if the Member State has implemented a shorter time period). For clinical trials of gene therapy, somatic cell therapy, and all medicinal products containing genetically modified organisms, the normal statutory time limit is extended to 90 days, and this may be extended (by an additional 90 days).

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

Studies must comply with ethical guidelines and Good Clinical Practice, or GCP, guidelines. Monitoring of adverse reactions that occur during clinical trials, including, where applicable, notification of the same to the competent NCA and ECs, is also required. Trials can be terminated early if a danger to human health is established or continuing the trial would be considered unethical. Consequently, the rate of completion of clinical trials may be delayed by many factors, including slower than anticipated patient enrollment or adverse events occurring during clinical trials.

Drug Review and Approval

In the United Kingdom and the European Economic Area, or EEA (which is comprised of the 27 Member States of the European Union plus Norway, Iceland and Liechtenstein), medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA.

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

For a medicine, which is of “major public health interest” (in particular, in terms of therapeutic innovation), accelerated assessment can be requested, taking up to 150 days instead of the usual period of up to 210 days (although in each case “clock stops”, where additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP, may extend the timeframe of the assessment beyond 150 or 210 days (as applicable)). There is no single definition of what constitutes major public health interest. This should be justified by the applicant on a case-by-case basis. The justification should present the arguments to support the claim that the medicinal product introduces new methods of therapy or improves on existing methods, thereby addressing to a significant extent the greater unmet needs for maintaining and improving public health.

Conditional MAs may be granted on the basis of less complete data than usual in order to meet unmet medical needs of patients and in the interest of public health, and the medicine is aimed at treating, preventing or diagnosing seriously debilitating or life-threatening diseases. Conditional MAs are subject to specific obligations with regard to further studies and intended to be replaced by a full unconditional MA once the missing data is provided. A conditional MA is valid for one year and can be renewed annually.

Medicines for which the MA applicant can demonstrate that the normally required comprehensive efficacy and safety data cannot be provided (for example because the disease which the medicine treats is extremely rare) may be eligible for a MA under exceptional circumstances. These are medicines for which it is not normally intended that a full MA will be obtained. Where an MA under exceptional circumstances is granted, it will be subject to a requirement for the applicant to introduce specific procedures, in particular in relation to the safety of the medicine, notification to competent regulatory authorities of any incident relating to its use, and the action to be taken in such circumstances. MAs under exceptional circumstances are reviewed annually to reassess the risk-benefit balance.

Supplementary Protection Certificates and Data/market Exclusivity

In Europe, the extension of effective patent term to compensate originator pharmaceutical companies for the period between the filing of an application for a patent for a new medicinal product and the first MA for such product, has been achieved by means of a Supplementary Protection Certificate, or SPC, which can be applied for by the originator pharmaceutical company within six months from the granting of the first MA and comes into effect on expiry of the basic patent. Such SPC attaches only to the active ingredient of the medicinal product for which the MA has been granted. The SPC for an active ingredient has a single last potential expiry date throughout the EEA, and cannot last for more than five years from the date on which it takes effect (i.e., patent expiry). Furthermore, the overall duration of protection afforded by a patent and a SPC cannot exceed 15 years from the first MA. The duration of a medicinal product SPC can be extended by a single six-month period, or pediatric extension, when all studies in accordance with a pediatric investigation plan, or PIP, have been carried out.

Innovative medicines benefit from specific data and marketing exclusivity regimes. These regimes are intended to provide general regulatory protection to further stimulate innovation. The current rules provide for (i) an 8-year data protection (from the MA of an innovative medicine) against the filing of an abridged application for a follow-on product, referring to the data supporting the MA of the innovative medicine (data exclusivity); and (ii) an additional 2-year period of protection against the marketing of a follow-on product (marketing exclusivity), with a possible extension by 1 year if, during the first 8 years, a new therapeutic indication (which is considered to bring a significant clinical benefit in comparison with existing therapies) is approved. This protection is often referred to as the “eight, plus two, plus one” rule. Additional reward mechanisms exist, most notably a 10-year orphan medicines’ marketing exclusivity, and a 1-year data exclusivity for developing a new indication for an old substance and for switch data supporting a change in prescription status.

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

To ensure that pharmaceutical companies comply with pharmacovigilance regulatory obligations, and to facilitate compliance, competent authorities will conduct pharmacovigilance inspections. These inspections are either routine (i.e. aimed at determining whether the appropriate personnel, systems, and resources are in place) or “for cause” (i.e. targeted to companies suspected of being non-compliant, or in response to specific issues arising where there is a potential for increased risk of non-compliance). Reports of the outcome of such inspections will be used to help improve compliance and may also be used as a basis for enforcement action.

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

European Union

In Europe, pricing and reimbursement for pharmaceutical products are not harmonized and fall within the exclusive competence of the national authorities, provided that basic transparency requirements (such as maximum timelines) defined at the European level are met as set forth in the EU Transparency Directive 89/105/EEC. A Member State may approve a specific price for a medicinal product, or it may instead adopt a system of direct or indirect controls on the profitability of the Company placing the medicinal product on the market. For example, in France, effective access to the market assumes that our future products will be reimbursed by social security. The price of medications is negotiated with the Economic Committee for Health Products, or CEPS.

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

C. Organizational Structure.

We and our subsidiaries, or the Group, is made of the following entities as of December 31, 2019. The following diagram illustrates our corporate structure.

Name	Country of Incorporation and Place of Business	Nature of Business	Proportion of ordinary shares directly held by parent (%)	Proportion of ordinary shares held by the Company (%)	Proportion of ordinary shares held by non-controlling interests (%)
Celyad SA	BE	Biopharma	Parent company
Celyad Inc	US	Biopharma	100%	100%	0%
CorQuest Medical Inc	US	Medical Device	100%	100%	0%
Biological Manufacturing Services SA	BE	Manufacturing	100%	100%	0%

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

We are a clinical-stage biopharmaceutical company focused on the development of cell-based therapies for the treatment of cancer. Our clinical product candidates include the autologous cell therapies CYAD-01 and CYAD-02 for the treatment of relapsed / refractory acute myeloid leukemia (r/r AML) and the allogeneic, or healthy donor derived, cell therapy CYAD-101 for the treatment of metastatic colorectal cancer (mCRC). All three candidates incorporate the receptor NKG2D, an activating receptor from Natural Killer, or NK, cells as the chimeric antigen receptor, or CAR, transduced on T-lymphocytes, or T cells. NK cells are lymphocytes of the immune system that kill diseased cells. The receptors of the NK cells used in our therapies target the binding molecules, called ligands, that are expressed in cancer cells, but are absent or expressed at very low levels in normal cells. We believe the NKG2D-based CAR-T approach has the potential to treat a broad range of both solid and hematologic tumors and believe we can create a pipeline from a program centered around the NKG2D receptor. In addition to our NKG2D-based CAR-T candidates, we are also designing next-generation, non-gene edited allogeneic, or off-the-shelf, CAR-T immunotherapies using a short hairpin RNA (shRNA) platform. We believe non-gene edited allogeneic technologies, including either shRNA-based or peptide-based, offer several advantages to field of allogeneic cell therapies given the ability to express these technologies using an “all-in-one” vector approach, which we believe could allow for efficiencies with respect to cost and manufacturing.

Since our acquisition of OnCyte LLC, or OnCyte, a wholly-owned subsidiary of Celdara Medical, LLC, a privately-held U.S. biotechnology company, we have devoted the majority of our financial resources to research and development of CAR-T cell therapy product candidates. Our current efforts are focused on discovery research, conducting clinical trials of our product candidates, manufacturing of our clinical stage candidates, general and administrative support for these operations and protecting our intellectual property. We currently do not have any products approved for sale and have not generated any revenues from immunotherapy product sales.

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

On January 21, 2015, we purchased OnCyte, LLC, or OnCyte, a wholly-owned subsidiary of Celdara Medical, LLC, a privately-held U.S. biotechnology company for an upfront payment of $10.0 million, of which,

$6.0 million was paid in cash and $4.0 million was paid in the form of 93,087 of our ordinary shares. A deferred payment of $5.0 million will be due upon the enrolment of the first patient of the second cohort of the NKR-T clinical trial. Additional contingent payments with an estimated fair value of $27.9 million are payable upon the attainment of various clinical and sales milestones. As a result of this transaction, we acquired our NKR-T cell drug product candidates and related technology, including technology licensed from the Trustees of Dartmouth College.

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

On May 17, 2016, we acquired 100% of Biological Manufacturing Services SA, or BMS. BMS owns GMP laboratories and had rented its laboratories to us since 2009. Before this acquisition, BMS was considered a related party to us.

In July 2016, we granted ONO Pharmaceutical Co. Ltd., or ONO, a leading Japanese immuno-oncology company, an exclusive license for the development and commercialization of our allogeneic CYAD-01 immunotherapy. On November 27, 2018, ONO notified us of its decision to terminate the exclusive license with immediate effect, in accordance with contract terms. The agreement terminated at year-end 2018, and no performance obligations remain outstanding.

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

In October 2019, we exercised the option on the exclusive agreement with Horizon Discovery Group plc for $0.1 million, and paid an additional milestone for the first effective IND application, filed by Celyad, relating to CYAD-02 for $0.1 million.

Pursuant to our decision to shift our focus away from our cardiovascular drug candidates, on November 22, 2019, the Company’s affiliate, CorQuest Medical Inc., sold its portfolio of patents and related rights to CorQuest MedTech SRL for consideration of 1 EUR, in addition of the reimbursement of certain maintenance costs of its patents. CorQuest Medical Inc. also has the right to receive royalties on the future sales, and a percentage on the capital gains in case of re-sale or change of control, of CorQuest MedTech SRL.

As of December 31, 2019, we have been funded through the following transactions:

•	proceeds of €42.0 million from private financing rounds;

•	proceeds of €26.5 million from an initial public offering of the Company’s ordinary shares on Euronext Brussels and Euronext Paris in July 2013, or the Euronext IPO;

•	proceeds of €25.0 million from a private financing by Medisun International Limited, or Medisun, in June 2014;

•	proceeds of €31.7 million from a private placement in March 2015;

•

proceeds of €88.0 million from a global offering of 1,460,000 ordinary shares, consisting of an underwritten public offering of 1,168,000 ADSs and a concurrent European private placement of 292,000 ordinary shares, in June 2015.

•

proceeds of €46.1 million from a global offering of 2,070,000 ordinary shares, consisting of an underwritten public offering of 568,500 ordinary shares in the form of ADSs and 1,501,500 ordinary shares, in May 2018.

•

proceeds of €18.2 million from a global offering of 2,000,000 ordinary shares, consisting of an underwritten public offering of 1,675,000 ordinary shares in the form of ADSs and 325,000 ordinary shares, in September 2019.

•	proceeds of €26.3 million from recoverable cash advances, or RCAs, granted by Walloon Region government, a non-dilutive financing source.

We have incurred net losses in each year since our inception. Substantially all of our net losses have resulted from costs incurred in connection with our research and development programs and from general and administration expenses associated with our operations. For the years ended December 31, 2019, 2018 and 2017, we incurred a loss for the year of €28.6 million, €37.4 million and, €56.4 million, respectively. As of December 31, 2019, we had an accumulated deficit of €74.4 million. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially in connection with our ongoing activities, as we:

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

We do not expect to generate material revenue from drug product sales unless and until we successfully complete development of, and obtain marketing approval for, one or more of our drug product candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we anticipate that we will need to raise additional capital prior to commercialization of our lead product candidates. Until such time that we can generate substantial revenue from drug product sales, if ever, we expect to finance our operating activities through a combination of equity offerings, debt financings, government or other third-party funding, including government grants and RCAs, and collaborations and licensing arrangements. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to others rights to develop or market drug product candidates that we would otherwise prefers to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full.

The Company’s financial statements for 2017, 2018 and 2019 have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Financial Operations Overview

A. Operating Results

Our operating income consists of revenues and other income.

Revenues

For the periods presented in this Annual Report, the revenues the Company generated were composed of:

•	Licensing agreements with external biopharmaceutical partners: Mesoblast (revenue 2018), Novartis (revenue 2017) and ONO (revenue 2016);

•	A services agreement with ONO (revenue 2018); and

•

Third-party sales of C-Cathez medical devices (revenue 2017 and 2016). The development and commercialization of this device have been assigned to Mesoblast, through an exclusive license agreement signed in May 2018. Therefore, these medical devices sales did not repeat in 2018 and 2019.

Licensing Revenues

The Company’s license and collaboration agreements have generated no revenue in 2019.

In 2018, the Company has entered into an exclusive license agreement with Mesoblast Ltd., an Australian biotechnology company, to develop and commercialize Celyad’s intellectual property rights relating to C-Cathez, an intra-myocardial injection catheter. The license agreement foresees a transaction price broken down between a non-refundable upfront payment (amounting to $1.0 million) and variable consideration (of up to $17.5 million) related to future regulatory- and commercial-based milestones. From the above, a total amount of €2.4 million was qualifying for revenue recognition at year-end 2018. The remaining contingent milestone payments will not be recognized until it becomes highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

For the year 2018, the Company posted additional revenue of €0.7 million, referring to a non-clinical supply agreement (time & material type of contract) with ONO Pharmaceutical Co., Ltd. The revenue reported reflects the services delivered for the year, consisting in performing cell production and animal experiments requested by Ono. This agreement has been completed at year-end, and no performance obligations remain outstanding.

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

For the year 2017, costs of sales were also related to the cost of manufacturing our medical device C-Cathez, whose development and commercialization has been assigned to Mesoblast Ltd., since May 2018.

Research and Development expenses

Research and development expenses amounted to €25.2 million, €23.6 million and €22.9 million for the years ended December 31, 2019, 2018 and 2017, respectively, and represented 74%, 69% and 71% of our total research and development and general and administrative operating expenses. For the periods presented in this report, research and development expenses gathered all operating expenses of the Company, except the general and administrative expenses. It included all the costs related to our operations in the following departments; research and development, clinical, manufacturing, regulatory, quality and intellectual property.

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

Salaries represented the biggest cost by nature within our operations over the last three years. Our strategy is to internalize all operations when they become material or critical to our operations. We subcontract all one-time projects and tasks that cannot be taken in-house for quality or regulatory purposes. Other important costs of our operations are our preclinical studies, clinical studies, scale-up and automation of the production processes.

The costs associated with preclinical studies are laboratory supplies and the costs of our outsourced research and development studies and services.

The costs associated with clinical studies are comprised of the preparation, the conduct and the supervision of our clinical trials. We expect that these expenses will increase in the near future given the expected clinical trial activities associated with our CAR-T NKR cell drug product candidates. We cannot determine with certainty the duration and completion costs of our current or future clinical trials of our drug product candidates or if, when, or to what extent we will generate revenue from the commercialization and sale of any of our drug product candidates that obtain regulatory approval. We may never succeed in achieving regulatory approval for any of our drug product candidates. The duration, costs and timing of clinical trials and development of our drug product candidates will depend on a variety of factors, including:

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

A change in the outcome of any of these variables with respect to the development of CYAD-01 or any other drug product candidate that we are developing could mean a significant change in the costs and timing associated with the development of CYAD-01 or such other drug product candidate. For example, if the FDA, the European Medicines Agency, or EMA, or any other regulatory authority were to require us to conduct additional preclinical studies and clinical trials beyond those which we currently anticipate will be required for the completion of clinical development of our drug product candidates, or if we experience significant delays in enrollment in any clinical trials, we would be required to spend significant additional financial resources and time on the completion of the clinical development of the applicable drug product candidate.

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

At this time, we cannot reasonably estimate the time and costs necessary to complete the development of any of our drug product candidates or the period, if any, in which we will generate drug product revenue. There are numerous risks and uncertainties associated with drug product development, including:

•	terms and timing of regulatory approvals and authorizations; and

•	the number, the design and the size of the clinical trials required by the regulatory authorities to seek marketing approval.

For the periods presented in this Annual Report, the manufacturing expenses included the costs to manufacture our product candidates CYAD-01 (as from the year 2016), CYAD-101 (as from the year 2018) and CYAD-02 (as from the year 2019), combined with the costs associated with the process of developing of such product candidates, including the scale-up and the automation of such processes. These costs are mainly comprised of the production of raw material and supplies, maintenance and calibration charges of equipment and the rental of Good Manufacturing Practices laboratory facilities. Raw materials are the main component of the current cost of production of CYAD-01 / CYAD-101 and will remain as such in the future as they are closely associated to the production of clinical batches. Most of our raw material suppliers are large companies, and pursuant to our internal procedures, we are in the process to find an alternative supplier for each critical material, to limit risk of disruption and price sensitivity.

We lease our production facility from a real estate company through our wholly owned subsidiary, Biological Manufacturing Services SA.

Manufacturing expenses are mostly driven by the number and the size of clinical trials that we conduct on our drug product candidates. We expect these expenses will remain significant in the near future and will increase as our clinical trials include a greater number of patients and we potentially commence commercialization of our drug product candidates, if approved.

General and administrative expenses

General and administrative expenses represented 26%, 31% and 29% of our total research and development and general and administrative operating expenses for the years ended December 31, 2019, 2018 and 2017, respectively.

Our general and administrative expenses consist primarily of salaries, fees and other share-based compensation costs for personnel in executive, finance and accounting, people, communication and legal functions. It also includes costs related to professional fees for auditors and lawyers, consulting fees not related to research and development operations, and fees related to functions that are outsourced by the Company such as information technology, or IT. Our general and administrative expenses are expected to slightly increase in the near future due to the recruitment of a Business Development Officer and a Chief Financial Officer in order to consolidate our executive team.

Amendments of the Celdara Medical and Dartmouth College agreements

In 2017, the Company recognized non-recurring expenses related to the amendment of the agreements with Celdara Medical LLC and Dartmouth College (totaling €24.3 million, out of which an amount of €10.6 million was settled in shares, and was thus a non-cash expense).

Write-off of C-Cure and Corquest assets and derecognition or related liabilities

In 2017, the Company also proceeded with the write-off of the C-Cure and Corquest assets and derecognition of related liabilities (for net expense amounts of €0.7 million and €1.2 million respectively).

Other income

For the periods presented in this Annual Report, our other income is primarily generated from:

(i)	government grants received either from the Regional Government of Wallonia, or Walloon Region, in the form of RCAs or from the European Commission under the Seventh Framework Program (FP7); or

(ii)	R&D tax credits.

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

At the end of the research phase, the Company should within a period of six months decide whether or not to exploit the results of the research phase (decision phase). The exploitation phase may have a duration of up to 10 years. In the event the Company decides to exploit the results under an RCA, the relevant RCA becomes contingently refundable, and the fair value of the RCA liability adjusted accordingly, if required.

When the Company does not exploit (or ceases to exploit) the results under an RCA, it has to notify the Walloon Region of this decision. This decision is of the sole responsibility of the Company. The related liability is then discharged by the transfer of such results to the Walloon Region. Also, when the Company decides to renounce to its rights to patents which may result from the research, title to such patents will be transferred to the Walloon Region. In that case, the RCA liability is extinguished.

Since inception through December 31, 2019, we have banked subsidy RCAs totaling €26.3 million. In 2020, we will be required to make exploitation decisions on our remaining outstanding RCAs related to the CAR-T platform.

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

As of the date of this Annual Report, none of the grants we have received are subject to any conditions. As per our agreements with these governmental authorities, grants are paid upon our submission of a statement of expenses. We incur project expenses first and ask for partial reimbursement according to the terms of the agreements.

The government grants are recognized in profit or loss on a systematic basis over the periods in which we recognize as expenses the related costs that the grants are intended to compensate.

Since inception through December 31, 2019, we have banked government grants totaling €1.0 million.

R&D tax credit

Since financial year 2013, we have applied for R&D tax credit, a tax incentive measure for European SME’s set-up by the Belgian federal government. When incurring R&D spend, a Company may either i) get a reduction of its taxable income (at current income tax rate applicable); or ii) if no sufficient taxable income is available, apply for the refund of the unutilized tax credits, calculated on the R&D expenses amount for the year. Such settlement occurs at the earliest 5 financial years after the tax credit application filed by a Company.

In 2017, we recognized, for the first time, a R&D tax credit (€1.2 million) receivable from the federal government that included a one-off catch-up effect. Since 2018, further R&D tax credit receivables are recorded on an annual base increment. For the current year, the R&D tax credit has been updated for an amount of €1.6 million, taking into account all information available at this date.

Collection of the research and development tax credits is expected after financial year 2020.

Other expenses

For the periods presented in this Annual Report, the Company’s other expenses mainly refer to non-cash expenses relating to liability remeasurement required by IFRS:

i)	the amortized cost remeasurement of the recoverable cash advances liability;

ii)	the change in fair value of the contingent consideration and other financial liabilities.

For the year 2019, the decrease of Company’s other expenses compared to prior year is attributable to the following drivers:

i)

the fair value adjustment relating to the contingent consideration and other financial liabilities is an €0.4 million income as of December 31, 2019, mainly driven by the increase of the discount rate (WACC) and refinement on time-to-market assumptions, both partly compensated by USD foreign exchange rate update as of December 31, 2019, against a €5.6 million expense for the comparative period;

ii)	a clinical development milestone had been paid for an amount of €1.4 million in the comparative period;

iii)	the amortized cost remeasurement of the recoverable cash advances liability (€0.1 million as of December 31, 2019 compared to €1.0 million as of December 31, 2018) required by IFRS.

Finance income

Finance income relates to interest income earned on bank accounts and from currency exchange rate differences. Our cash and cash equivalents have been deposited primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a modest amount of interest income. Given the level of market interest rates of corporate deposits of short-term maturities, the Company has reduced the amounts invested in short-term deposits over 2019.

Finance expenses

Finance expenses relate to interest payable on bank or governmental loans (RCAs), finance leases, and overdrafts, as well as currency exchange rate differences.

Recently Issued Accounting Standards

For information regarding recently issued accounting standards, please see “Note 2—General information and statement of compliance” in our consolidated financial statements appended to this Annual Report.

Critical Accounting Estimates and Judgments

For information regarding our critical accounting estimates and judgments, please see “Note 5—Critical accounting estimates and judgements” in our consolidated financial statements appended to this Annual Report. The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. These items are considered further to be the accounting policies that are most critical to our results of operations, financial condition and cash flows.

Consolidated Financial Data

The following is a summary of our consolidated financial data.

Comparisons for the Years Ended December 31, 2019 and 2018

Revenues

	For the year ended December 31,
(€’000)	2019	2018
Out-licensing revenue (non-refundable upfront payment)	—	2,399
C-Cathez sales	6	—
Other revenue	0	716

Total Revenue	6	3,115

Our license and collaboration agreements have generated no revenue in 2019 compared to €3.1 million for the year 2018, which referred to:

i)

the exclusive license agreement signed by the Company with Mesoblast Ltd., an Australian biotechnology company, focused on the development and commercialization of Celyad’s intellectual property rights related to C-Cathez, an intra-myocardial injection catheter. This agreement involved a transaction amount split between upfront and contingent milestone payments. A total amount of €2.4 million qualified for top-line revenue recognition at December 31, 2018, out of which, €0.8 million had been settled at year-end 2018. No further amount was settled in 2019.

ii)

the non-clinical supply agreement with ONO Pharmaceutical Co., Ltd., or ONO, with respect to the product candidate development of CYAD-101 for ONO’s licensed territories. The agreement with ONO was time and material driven, involved performing cell production and animal experiments requested by ONO, and has been completed as of December 31, 2018, generating a revenue of €0.7 million in 2018. As ONO decided to terminate the license and collaboration agreement for strategic and business reasons, there was no milestone payment received from ONO during the years 2018 or 2019 with regards to advancement of CYAD-101 into the clinic. As a result, Celyad has recovered worldwide development and commercialization rights to CYAD-101.

Cost of sales

No operations qualify for such a presentation for the year 2019 and comparative period.

Research and development expenses

	For the year ended 31 December
(€’000)	2019	2018
Employee expenses	8,362	7,902
Travel & Living	486	467
Clinical study costs	4,713	4,987
Preclinical study costs	3,711	2,680
Process development and scale-up	3,765	2,187
Consulting fees	675	1,522
IP filing and maintenance fees	260	474
Share-based payments	813	1,264
Depreciation	1,444	848
Rent and utilities	746	668
Delivery systems	53	117
Others	168	461

Total R&D expenses	25,196	23,577

The Research and Development expenses include pre-clinical, manufacturing, clinical, quality, intellectual property and regulatory expenses and other research and development expenses, which are aggregated and presented as a single line in our consolidated financial statements.

The R&D expenses show a year-over-year increase of €1.6 million. The increase primarily reflects the organic growth of our operations for pre-clinical activities.

The key projects driving the research and development expenses in 2019 included:

•	the clinical studies conducted on our most advanced CAR-T product candidates, CYAD-01 and CYAD-101 (THINK, SHRINK, DEPLETHINK, alloSHRINK) ;

•

the pre-clinical studies conducted on company’s CAR-T product candidates in both autologous and allogeneic settings (CYAD-02, CYAD-03 and the development of our allogeneic platform, which evaluates multiple non-gene editing technologies).

General and administrative expenses

	For the year ended 31 December,
(€’000)	2019	2018
Employee expenses	3,542	3,312
Share-based payments	1,962	2,331
Rent & Insurances	625	1,097
Communication & Marketing	607	676
Consulting fees	1,532	2,192
Travel & Living	331	253
Post-employment benefits	(33)	(3)
Depreciation	345	267
Other	159	263

Total General and administration	9,070	10,387

General and administrative expenses were €9.1 million in 2019 as compared to €10.4 million in 2018, a decrease of €1.3 million. This decrease primarily relates to the share-based payments expense associated with the vesting of warrants (non-cash expense recorded in accordance with IFRS 2 standard) and with lower consulting fees incurred during the year.

Other income and expenses

	For the year ended December 31,
(€’000)	2019	2018
Contingent consideration—fair value adjustment	—	5,604
Clinical development milestone payments	36	1,372
Remeasurement of RCAs	120	998
Fair value adjustment on securities	—	182
Other	35	243

Total Other Expenses	191	8,399

	For the year ended December 31,
(€’000)	2019	2018
Grant income (RCAs)	1,508	768
Grant income (Other)	1,788	—
Remeasurement of RCAs	—	—
Fair value adjustment on securities	182	—
Remeasurement of contingent consideration	433	—
R&D tax credit	1,560	310
Other	102	—

Total Other Income	5,572	1,078

The Company’s other income is associated with grants received from the Walloon Region, mainly in the form of recoverable cash advances (RCAs), the change in fair market value of the contingent liabilities and R&D tax credit income:

•

with respect to grant income, the Company posts a higher quantum for 2019 for a total amount of €3.2 million, of which €1.5 million is in the form of RCAs, compared to 2018, for which an amount of €0.8 million in RCAs had been recognized;

•

the fair value adjustment (€0.4 million decrease) relating to the contingent consideration and other financial liabilities as of December 31, 2019, mainly due to the increase of the discount rate and refinement on time-to-market assumptions, both partly compensated by USD foreign exchange rate update;

•

with respect to R&D tax credit, the increase for the current year income is predicated on a R&D tax credit updated for an amount of €1.6 million, taking into account all information available at this date.

For the year 2019, the decrease of Company’s other expenses compared to prior year is related to the following drivers:

•

the fair value adjustment relating to the contingent consideration and other financial liabilities is a €0.4 million gain at December 31, 2019 compared to a €5.6 million cost for the comparative period ending December 31, 2018;

•	a clinical development milestone had been paid for an amount of €1.4 million in the comparative period ending December 31, 2018, whereas no such milestone was paid in 2019;

•	the amortized cost remeasurement of the recoverable cash advances liability (€0.1 million as of December 31, 2019 compared to €1.0 million as of December 31, 2018) required by IFRS.

Non-recurring operating income and expenses

Non-recurring operating income and expenses are defined as one-off items, not directly related to our operational activities. No operations qualify for such a presentation for the years 2019 and 2018.

Operating loss

For the year ended December 31, 2019, the loss from operations before financial results and taxes (EBIT) amounted to €28.9 million versus €38.2 million for the year ended December 31, 2018.

Financial income and financial expenses

	For the year ended December 31,
(€’000)	2019	2018
Interest finance leases	291	18
Interest on overdrafts and other finance costs	35	29
Interest on RCAs	17	15
Foreign Exchange differences	—	—

Finance expenses	343	62

Finance income on the net investment in lease	62	—
Interest income bank account	30	308
Foreign Exchange differences	326	387
Other financial income	164	109

Finance income	582	804

Net Financial Result	239	743

Financial results refer mainly to interest income on short-term investments (reported as financial income) and foreign exchange differences. Due to the depreciation of the USD compared to EUR in the previous year, the Company recognized a loss on foreign exchange differences of €0.4 million for the year 2018 against a loss on foreign exchange differences of €0.3 million for the year 2019. For the year 2019, the first adoption as from January 1, 2019, of new accounting standard IFRS 16 Leases combined with the reduction of amounts invested in short-term deposits have driven the decrease of our financial net result by €0.5 million.

Income taxes

As we incurred losses in all the relevant periods, we had no taxable income and therefore incurred no significant corporate taxes.

Loss for the year

As a result of the foregoing, the net loss for the financial year 2019 amounts to €28.6 million, compared to a net loss of €37.4 million for the prior year.

Comparisons for the Years Ended December 31, 2018 and 2017

Revenues

	For the year ended December 31,
(€’000)	2018	2017
Out-licensing revenue (non-refundable upfront payment)	2,399	3,505
C-Cathez sales	—	35
Other revenue	716	—

	3,115	3,540

Total revenue amounts to €3.1 million for the year 2018. Revenue reported refer to:

i)

the exclusive license agreement signed by the Company with Mesoblast Ltd., an Australian biotechnology company, focused on the development and commercialization of Celyad’s intellectual property rights related to C-Cathez, an intra-myocardial injection catheter. This agreement involved a transaction amount split between upfront and contingent milestone payments. A total amount of €2.4 million qualified for top-line revenue recognition at December 31, 2018, out of which, €0.8 million has been settled at year-end. No such settlement occurred in 2019.

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

In 2017, the total revenue generated with C-Cathez amounted to €35,000.

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

R&D expenses show a net increase year-on-year, which reflects the organic growth of our operations, for both pre-clinical and clinical activities. The underlying operational staff headcount increased by 15% in 2018 compared to prior year. The scale-up and automation budget has been carried forward to 2019. The absence of amortization expenses relating to C-Cure and CorQuest assets (as a consequence of their full impairment recorded at year-end 2017) explains the lower level of depreciation & amortization expense compared to prior year.

The vast majority (€23.2 million in 2018 and €20.0 million in 2017) of the research and development expenses were dedicated to the development of the immune-oncology programs, namely our CAR-T platform. In 2017, the research and development expenses associated with the cardiology programs (€2.9 million) related to the follow-up and completion costs of CHART-1 clinical study.

General and administrative expenses

	For the year ended December 31,
(€’000)	2018	2017
Employee expenses	3,312	2,630
Share-based payments	2,331	1,707
Rent	1,097	1,053
Communication & Marketing	676	761
Consulting fees	2,192	2,227
Travel & Living	253	211
Post-employment benefits	(3)	—
Depreciation	267	229
Other	263	490

Total General and administration	10,387	9,308

General and administrative expenses increased by €1.1 million, at €10.4 million in 2018 as compared to €9.3 million in 2017. This increase relates primarily to the share-based payments expense associated to the vesting of the warrant plan issued mid-2017 (non-cash expense recorded in accordance with IFRS 2 standard).

Net other income and expenses

	For the year ended December 31,
(€’000)	2018	2017
Remeasurement of contingent consideration	5,604	—
Clinical Development milestone payment	1,372	—
Remeasurement of RCAs	998	—
Fair value adjustment on securities	182	—
Other	243	41

Total Other Expenses	8,399	41

	For the year ended December 31,
(€’000)	2018	2017
Grant income (RCAs)	768	824
Grant income (Other)	—	56
Remeasurement of RCAs	—	396
Remeasurement of contingent consideration	—	193
R&D tax credit	310	1,161

Total Other Income	1,078	2,630

The Company’s other income is associated with grants received from the Walloon Region in the form of recoverable cash advances (RCAs), and to R&D tax credit income:

-	with respect to grant income, the Company posts a revenue consistent between 2018 and 2017, at €0.8 million;

-

with respect to R&D tax credit, in 2018, we recognized for the first time a receivable on the amounts to collect from the federal government (€1.2 million income posted in 2017), including a one-off catch-up effect. The decrease for 2018 income is predicated on a R&D tax credit recorded (€0.3 million), which is restricted to a base increment in 2018.

For the year 2018, the Company’s other expenses mainly refer to non-cash expenses relating to remeasurement required by IFRS:

-	the amortized cost remeasurement of the recoverable cash advances liability (non-cash expense of €1.0 million);

-	the change in fair value of the contingent consideration and other financial liabilities (non-cash expense of €5.6 million).

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

For the 2017, the Company recognized non-recurring expenses related to the amendment of the agreements with Celdara Medical LLC and Dartmouth College and the write-off of the C-Cure and CorQuest assets and liabilities (respectively for €24.3 million, €0.7 million and €1.2 million). There were no non-recurring items reported in the income statement for 2018.

Operating loss

At year-end 2018, the loss from operations before financial results and taxes totaled €38.2 million versus €52.9 million in 2017.

Financial income and financial expenses

	For the year ended December 31,
(€’000)	2018	2017
Interest finance leases	18	18
Interest on overdrafts and other finance costs	29	36
Interest on RCAs	15	90
Foreign Exchange differences	—	4,309

Finance expenses	62	4,453

Interest income bank account	308	927
Foreign Exchange differences	387
Other financial income	109	6

Finance income	804	934

Net Financial result	743	(3,519)

Financial results refer mainly to interest income on short-term investments (reported as financial income) and foreign exchange differences. Due to the depreciation of the USD compared to EUR in the previous year, the Company recognized a loss on foreign exchange differences of €4.3 million for the year 2017. For the year 2018, the gain on foreign exchange differences amounts to €0.4 million, which contributed to the improvement in our financial net result of €4.3 million.

Income taxes

As we incurred losses in all the relevant periods, we had no taxable income and therefore incurred no corporate taxes.

Loss for the year

As a result of the foregoing, the net loss for the financial year 2018 was €37.4 million versus a net loss of €56.4 million for 2017.

B. Liquidity and Capital Resources

We have financed our operations since inception through several private placements of equity securities, several contributions in kind, an initial public offering on Euronext Brussels and Paris, an initial U.S. public offering on Nasdaq, follow-on offerings on Euronext and Nasdaq, and non-dilutive governmental support. Through December 31, 2019, the total gross proceeds of the placement of our securities amounted to €253.2 million and RCAs total non-dilutive funding amounted to €26.3 million. For information on our use of and policies regarding financial instruments, please see Note 3 and Note 22 included in our consolidated financial statements appended to this Annual Report.

The table hereunder summarizes our sources and uses of cash for the years ended December 31, 2019, 2018, and 2017.

	For the years ended December 31,
(€’000)	2019	2018	2017
Cash used in operating activities	(28,202)	(27,249)	(44,441)
Cash from/(used in) investing activities	8,987	607	17,613
Cash flows from financing activities	18,276	43,928	605
Net increase/(decrease) in cash and cash equivalents	(940)	17,286	(26,223)

Comparison between 2019 and 2018

The net cash burn rate for 2019 is a net cash outflow amounting to €10.4 million, compared to a net cash inflow of €15.8 million for 2018.

The cash outflow resulting from operating activities amounted to €28.2 million for 2019, compared to €27.2 million for 2018. This €1.0 million increase is mainly due to increased spending on our R&D expenses, which includes the our preclinical and in-process development/scale-up investments in preparation for the next anticipated clinical stages of our product candidates.

Cash flow from investing activities represented a net cash inflow of €9.0 million for 2019, an increase of €8.4 million compared to 2018, largely driven by proceeds from short-term investments (€9.4 million), and partly offset by the acquisition of Horizon Discovery’s shRNA Platform, acquired for $1.0 million in December 2018.

The decrease in cash inflow from financing activities is primarily due to:

•	a decrease in the net proceeds from the September 2019 capital raise (€16.4 million) compared to net proceeds from the May 2018 capital raise (€43.0 million),

•	and is partially offset by an increase the proceeds from government grants received in 2019 for a total amount of €3.6 million (compared to €1.2 million in 2018).

Comparison between 2018 and 2017

In 2018, the net cash used in our operations amounted to €27.2 million and decreased by €17.2 million compared to 2017. The underlying R&D cash spend is in line with prior year. This decrease is explained by:

•	favorable foreign exchange differences (due to USD appreciation, the Company posts a €0.4 million income in this respect for the year 2018 against a loss of €4.3 million for the year 2017);

•	the absence of any non-recurring items in 2018.

The latter amounted to €13.3 million in 2017, and referred to clinical development milestones payment and cash component relating to Celdara Medical LLC and Dartmouth College agreements’ amendment compensation settled in 2017.

The cash used in investing activities refers mainly to transactions done on short-term investments (in 2018, we withdrew a net amount of €2.3 million from our short-term deposits, while in 2017 we withdrew a net amount of €23.6 million). In 2017, the cash flows from investing activities include also the payment of a clinical development milestone to Celdara Medical LLC of €5.3 million.

In 2018, the net cash flow from the Company’s financing activities includes the net proceeds from May 2018 capital raise (amounting to €43.0 million). In 2017, there had been an exercise of warrants, triggering cash flow from financing activities of €0.6 million. Additionally, in 2018 the Company’s proceeds from non-dilutive funding exceeded the Company’s repayments by €0.7 million, while in 2017, these proceeds and their repayments were cancelling out.

Cash and Funding Sources

Over the last three years, we obtained new financing mostly through the issuance of our shares. A summary of our funding activities is as follows:

(€’000)	Total	Equity capital	Finance leases	Loans
2017	1,168	625	543	—
2018	43,960	43,011	730	220
2019	16,448	16,448	—	—

Total financing	61,576	60,084	1,273	220

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

In September 2019, we completed a $20.0 million (€18.2 million) financing, before deducting underwriting commissions and offering expenses, via a global offering of 2,000,000 ordinary shares to purchasers in the United States, Europe and certain countries outside the United States and Europe, comprised of 1,675,000 ordinary shares in the form of American Depositary Shares (ADSs) at a price per ADS of $10.00, and 325,000 ordinary shares at a price per share of €9.08. Each ADS represents the right to receive one ordinary share.

No warrants were exercised for equity capital proceeds in 2019, compared to amounts of €0.01 million in 2018 and €0.63 million in 2017, respectively.

Most of our capital expenditures in 2019 related to laboratory and office equipment are financed with three-year maturity finance leases (€0.7 million), similar to years 2018 (€0.7 million) and 2017 (€0.5 million).

In 2018, we also contracted a bank loan to partially finance the leasehold improvements brought on a regular basis to our manufacturing facility and corporate office.

Amounts received from the Walloon Region, booked as advances repayable, correspond to funding received under several RCAs, dedicated to supporting specific development programs related to CAR-T platform, THINK and DEPLETHINK, CYAD-02 and CYAD-03 clinical studies and C-Cathez at the end of 2019.

The changes in the advances repayable balance recorded in 2019, 2018 and 2017 are summarized in the table below:

(€’000)
Balance of January 1, 2017	8,438

+ liability recognition	—
- repayments	(1,233)
+/- other transactions including change of fair value	(5,435)
Balance at December 31, 2017	1,770

+ liability recognition	598
- repayments	(226)
+/- other transactions including change of fair value	998
Balance at December 31, 2018	3,140

+ liability recognition	1,481
- repayments	(256)
+/- other transactions including change of fair value	120
Balance at December 31, 2019	4,485

At year-end 2017, we reversed an RCA liability amount of €5.4 million, relating to the decision of ceasing the exploitation of our product candidate C-Cure (Cardio business).

Capital Expenditures

We do not capitalize our research and development expenses until we receive marketing authorization for the applicable product candidate. Accordingly, all clinical, research and development spend related to the development of our CAR-T product candidates and allogeneic platform have been accounted for as operating expenses for the current year 2019, like for prior years.

Our capital expenditures were €0.6 million, €1.8 million and €0.9 million for the years ended December 31, 2019, 2018 and 2017 respectively.

In 2020, we anticipate new capital expenditures in our laboratories and manufacturing plant.

The non-current assets are detailed in the following table.

	As of December 31,
(€’000)	2019	2018	2017
Intangible assets	36,199	36,164	36,508
Property, plant and equipment	5,061	3,014	3,290
Other non-current assets	5,740	3,430	1,434
Total	47,000	42,607	41,232

The increase observed at year-end 2019 compared to year-end 2018, is primarily the result of:

•

an increase of €2.0 million on Property, plant and equipment mainly resulting from the first adoption of new accounting standard IFRS16 Leases, which leads to the recognition of additional right-of-use assets (mainly related to rent of offices, vehicles and equipment), for a total of €2.7 million recognized at December 31, 2019.

•

an increase in additional non-current assets, mainly related to receivables on the amounts to collect from the federal government as R&D tax credit recognized for the first time at year-end 2017 (€3.1 million at December 31, 2019, including a base increment for 2019 of €1.6 million) and a net investment in our lease that has been recorded in light of adoption of new accounting standard IFRS16 Leases as of January 1, 2019, as the Company subleases some office spaces it leases from a head lessor (€0.5 million for the period ended December 31, 2019).

The increase observed at year-end 2018 in the caption “Other non-current assets” results of the recognition of a non-current trade receivable (€1.7 million at December 31, 2018), which did not exist at year-end 2017. This receivable refers to the discounted and risk-adjusted milestone payments, to be received by the Company in accordance with the terms of the exclusive license agreement signed with Mesoblast Ltd. for C-Cathez device development, as described in the section of this Annual Report titled “Item 5.A—Operating Results”.

Operating Capital Requirements

Based on its current scope of activities, the Company estimates that its treasury position as of December 31, 2019 is sufficient to cover its cash requirements until the first half 2021, therefore beyond the readouts of our clinical trials which are currently ongoing. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. In any event, we will require additional capital to pursue preclinical and clinical activities, obtain regulatory approval for, and to commercialize our drug product candidates.

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

Our present and future funding requirements will depend on many factors, including, among other things:

•	the size, progress, timing and completion of our clinical trials for any current or future drug product candidates, including CYAD-01, CYAD-02 and CYAD-101;

•	the number of potential new drug product candidates we identify and decide to develop;

•	the costs involved in filing patent applications, maintaining and enforcing patents or defending against claims or infringements raised by third parties;

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

•

to the extent that we no longer qualifies as a foreign private issuer, (1) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and (2) exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation. We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of (1) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities; (3) the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities held by non-affiliates; and (4) December 31, 2020. We may choose to take advantage of some but not all of these exemptions. For example, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Given that we currently report and expect to continue to report under IFRS as issued by the IASB, we have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB. We have taken advantage of reduced reporting requirements in this Annual Report. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

C. Research and Development

For a discussion of our research and development activities, see “Item 4.B.—Business Overview” and “Item 5.A—Operating Results.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2019 to December 31, 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of trends, see “Item 4.B.—Business Overview,” “Item 5.A.—Operating Results” and “Item 5.B.—Liquidity and Capital Resources.”

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

F. Tabular Disclosure of Contractual Obligations

The table below analyses the Company’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows, except for advances repayable which are presented at amortized cost.

(€’000)	Total	Less than one year	One to three years	Three to five years	More than five years
As at 31 December, 2019
Lease liabilities	4,838	1,401	1,952	1,100	385
Bank loan	229	192	37	—	—
Pension obligations	398	—	—	—	398
Advances repayable (current and non-current)	4,484	346	490	486	3,163
Total financial liabilities	9,949	1,939	2,479	1,586	3,946

G. Safe Harbor.

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Special Note Regarding Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

Board of Directors

As provided by articles 7:85 et sq. of the Belgian Code on Companies and Associations, or the CCA, we are managed by a Board of Directors acting as a collegiate body. The Board of Directors’ role is to pursue our long-term success by providing entrepreneurial leadership and enabling risks to be assessed and managed. The Board of Directors determines our values and strategy, our risk preference and key policies. The Board of Directors ensures that the necessary leadership, financial and human resources are in place for us to meet our objectives.

We have opted for a one-tier governance structure. As provided by Article 7:93 of the CCA, the Board of Directors is our ultimate decision-making body, except with respect to those areas that are reserved by law or by our articles of association to the Shareholders Meeting.

Our articles of association state that the number of our directors, who may be natural persons or legal entities and who need not be shareholders, must be at least 3. At least half of the members of the Board of Directors must be non-executive directors and at least three of them must be independent directors.

A meeting of the Board of Directors is validly constituted if at least half of its members are present in person or represented at the meeting. If this quorum is not met, a new board meeting may be convened by any director to deliberate and decide on the matters on the agenda of the board meeting for which a quorum was not met, provided that at least two members are present. Meetings of the Board of Directors are convened by the Chairman of the Board or the Chief Financial Officer or Chief Legal Officer, or by at least two directors, whenever our interest so requires. In principle, the Board of Directors will meet at least four times per year.

The Chairman of the Board of Directors shall have a casting vote on matters submitted to the Board of Directors in the event of a tied vote.

At the date of this Report, the Board of Directors consists of eight members, one of which is an executive director (with daily management authority) and seven of which are non-executive directors, including six independent directors. The Board of Directors is composed of five men and three women.

Name	Position	Term	Board Committee Membership
Michel Lussier	Chairman Non-Executive	2020	Nomination and Remuneration Committee (Chairman)
Filippo Petti(1)	Director Executive	2024
Serge Goblet	Non-executive director	2020
Chris Buyse	Independent director	2020	Nomination and Remuneration Committee Audit Committee (Chairman)
Rudy Dekeyser	Independent director	2020	Nomination and Remuneration Committee Audit Committee
Hilde Windels	Independent director	2022	Audit Committee
Margo Roberts	Independent Director	2022
Maria Koehler(2)	Independent Director	2024

(1)

Filippo Petti has replaced LSS Consulting SRL, represented by Christian Homsy, as our CEO, as of April 1st, 2019. Mr. Petti was also appointed as Board member as of November 28, 2019, following the resignation of LSS Consulting SRL. The appointment of Mr. Petti as a Director was approved by the shareholders at an extraordinary shareholders meeting held on March 23, 2020. Mr. Petti’s term on the Board expires in 2024.

(2)	The appointment of Maria Koehler as a Director of was approved by the shareholders at an extraordinary shareholders meeting of March 23, 2020. Dr. Koehler’s term on the Board expires in 2024.

The following paragraphs contain brief biographies of each of the directors, or in case of legal entities being director, their permanent representatives, with an indication of other relevant mandates as member of administrative, management or supervisory bodies in other companies during the previous five years.

Michel Lussier serves as Chairman of our Board of Directors. Mr. Lussier founded MedPole Ltd, the North American satellite of MedPole SA, a European incubator for medical technology start-up companies located in Belgium and serves as the Chief Executive Officer for the group. In this capacity, he is an advisor to Fjord Ventures, a Laguna Hills, California based medical technology accelerator / incubator. Since May 2014, Mr. Lussier has also served as the Chief Executive Officer of Metronom Health Inc, an early stage medical device company founded by Fjord Ventures, developing a continuous glucose monitoring system. Prior to that, from 2002 to 2013, he worked for Volcano Corporation, where he served several positions, most recently as President, Clinical and Scientific Affairs from 2012 to 2013, and prior to that from 2007 to 2012, Group President, Advanced Imaging Systems, Global Clinical & Scientific Affairs and General Management of Europe, Africa and the Middle East. Mr. Lussier obtained a Bachelor of Sciences Degree in Electrical Engineering and Master’s Degree in Biomedical Engineering at the University of Montreal. He also holds an MBA from INSEAD (European Institute of Business Administration), France. In addition to serving on our Board of Directors, he also serves on the boards of several early stage medical devices companies.

Filippo Petti joined Celyad in September 2018 as the Chief Financial Officer and was then appointed as Chief Executive Officer on April 1st, 2019. He was appointed as a Director on November 28, 2019, and his appointment was confirmed at the shareholders meeting of March 23, 2020.Prior to joining Celyad, Mr. Petti worked in healthcare investment banking both at Wells Fargo Securities and William Blair & Company. Prior to his roles in investment banking, Mr. Petti spent several years in equity research covering U.S. biotechnology companies both at William Blair & Company and Wedbush Securities. He began his career as a research scientist at OSI Pharmaceuticals, Inc. focused on drug discovery and translational research, and later transitioning into corporate development with the company. Mr. Petti holds a Master of Business Administration from Cornell University, a Master of Science from St. John’s University and a Bachelor of Science from Syracuse University.

Serge Goblet has served as a member of our Board of Directors since 2008. He holds a Master Degree in Business and Consular Sciences from ICHEC, Belgium and has many years of international experience as director in Belgian and foreign companies. He is the managing director of TOLEFI SA, a Belgian holding company and holds director mandates in subsidiaries of TOLEFI.

Chris Buyse has served as a member of the Board of Directors of the Company since 2008. He brings more than 30 years of international financial expertise and experience in introducing best financial management practices. He is currently Managing Director of FUND+, a fund that invests in innovative Belgian Life Sciences companies, Between August 2006 and June 2014, Mr. Buyse served as the Chief Financial Officer and board member of ThromboGenics NV, a leading biotech company that is listed on NYSE Euronext Brussels. Before joining ThromboGenics, he was the Chief Financial Officer of the Belgian biotech company CropDesign NV, where he coordinated the acquisition by BASF in July 2006. Prior to joining CropDesign he was financial manager of WorldCom/MCI Belux, a European subsidiary of one of the world’s largest telecommunication companies and he was also the Chief Financial Officer and interim Chief Executive Officer of Keyware Technologies. Mr. Buyse holds a Master’s Degree in applied economic sciences from the University of Antwerp and a Master of Business Association from Vlerick School of Management in Gent. He currently serves, in his own name or as permanent representative of a management company, as member of the board of directors of the following publicly and privately held companies: Iteos SA, Bioxodes SA, Bio Incubator NV, Pinnacle Investments SA, CreaBuild NV, Sofia BVBA, Pienter-Jan BVBA, Life Sciences Research Partners VZW, Inventiva SA, The Francqui Foundation and EyeDPharma SA.

Rudy Dekeyser has served as a member of our Board of Directors since 2008. Since 2012 Rudy has been partner at LSP Health Economics Fund, or LSP, one of Europe’s leading venture capital firms in healthcare. Prior to joining LSP, Rudy was co-managing director of VIB (Flanders Institute for Biotechnology), where he was also responsible for all activities related to the intellectual property portfolio, business development and the establishment of new companies. He holds non-executive director positions in Curetis AG, Sequana Medical NV, Lumeon Inc and Remynd NV, and held non-executive director positions in Devgen NV, CropDesign NV, Ablynx NV, Actogenix NV, Flandersbio VZW and Multiplicom NV. He is a co-founder of ASTP (the European associations of technology transfer managers) and Chairman of EMBLEM (EMBL’s business arm). Rudy is member of the advisory boards of several foundations investing in life sciences research and innovation. He obtained a Ph.D. in molecular biology at the University Ghent.

Hilde Windels has served as a member of our Board of Directors since August 2018. She is currently the Chief Executive Officer of the privately held diagnostics companies Mycartis NV and Antelope Dx BV and she is also member of their respective boards of directors. Ms. Windels brings 20 years of experience in biotech with a track record of business and corporate strategy, building and structuring organizations, private fundraising, mergers and acquisitions and public capital markets. Ms. Windels has worked as Chief Financial Officer for several biotech companies, amongst those Belgium based molecular Dx company Biocartis where she started as Chief Financial Officer in 2011. She transitioned to the co-Chief Executive Officer role in 2015 and became Chief Executive Officer in 2017. Later that year, she also joined MyCartis NV as Chief Executive Officer. Ms. Windels is member of the boards of Erytech and MdxHealth. She holds a Master’s Degree in Economics (Commercial Engineer) from the University of Leuven (Belgium).

Dr. Margo Roberts, Ph.D. has more than three decades of biomedical research experience in both biotechnology and academia. Dr Roberts is currently Chief Scientist Officer at Lyell Immunotherapy. She serves also on the board of directors of Unity Biotechnology, a United States public company focused on developing medicines that slow or reverse age-associated diseases, and on the board of directors of InsTIL Bio, a United States start-up company focused on developing Timor infiltrating lymphocyte (TIL)—based therapies for the treatment of cancer. Until July 2018, Dr. Roberts served as Senior Vice President of Discovery Research at Kite Pharma focusing on the development of next generation therapeutic approaches, including heading up Kite’s universal allogeneic T-cell programs. Prior that, in 2013, she was Chief Scientific Officer at Kite Pharma Inc., where she built a talented research organization that played an instrumental role in the successful development of

Yescarta®, and the clinical advancement of additional CAR/TCR-engineered T-cell therapies. Prior to her tenure at Kite Pharma, Dr. Roberts was Principal Scientist and Director of Immune and Cell Therapy at Cell Genesys, Inc., where she led the development and application of CAR technology to T-cells and stem cells, culminating in the very first CAR T-cell trial initiated in 1994. Dr. Roberts was also an associate professor at the University of Virginia, has authored over 30 scientific publications, and is the inventor on 13 issued US patents and three published US patent applications related to CAR technology and tumor vaccine therapies. Dr. Roberts received both her Bachelor of Science degree with honors and her Ph.D. degree from the University of Leeds in England.

Dr. Maria Koehler, Ph.D., has served as a member of our Board of Directors since March 2020. From September 2017 until April 2019, Dr. Koehler served as the Chief Medical Officer of a Bicycle Therapeutics plc, a biotechnology company. From March 2009 until September 2017, she was the Vice President of Strategy and Innovation for the Oncology Unit at Pfizer Inc, a pharmaceutical company. Prior to that, Dr. Koehler was a Senior Medical Director for oncology research and development at AstraZeneca plc. Dr. Koehler has also served as the Clinical Director of Bone Marrow Transplantation at University Hospital in Pittsburgh and the Director of the Bone Marrow Transplant Program and Associate Professor at St. Christopher’s Hospital in Philadelphia. Dr. Koehler is a board-certified hematology/oncology physician. Dr. Koehler received her M.D. and Ph.D. from Silesian School of Medicine in Katowice, Poland.

The Executive Committee

The Board of Directors has established an Executive Committee. The terms of service of the Executive Committee have been determined by the Board of Directors and are set out in our Corporate Governance Charter, or our Charter. A copy of our Charter is available on our website at https://www.celyad.com/en/investors/corporate-governance. We do not incorporate the information contained on, or accessible through, our corporate website into this Annual Report, and you should not consider it a part of this Annual Report.

The Executive Committee consists of the “Chief Executive Officer”, or CEO (who is the chairman of the Executive Committee), the “Chief Financial Officer”, or CFO, currently Filippo Petti, ad interim, the “Chief Operating Officer”, the “Chief Legal Officer”, the “Vice President Clinical Development and Medical Affairs”, the “Vice President Research & Development” and the Vice President Human Resources. Since February 1st, 2020, we have also created the role of “Chief Business Development Officer” as part of the Executive Committee.

The Executive Committee discusses and consults with the Board of Directors and advises the Board of Directors on our day-to-day management in accordance with our values, strategy, general policy and budget, as determined by the Board of Directors.

Each member of the Executive Committee has been made individually responsible for certain aspects of our day-to-day management and our business (in the case of the CEO, by way of delegation by the Board of Directors; in the case of the other member of the Executive Committee, by way of delegation by the CEO). The further tasks for which the Executive Committee is responsible are described in greater detail in the sections referencing the Executive Committee, as set out in our Charter.

The members of the Executive Committee are appointed and may be dismissed by the Board of Directors at any time. The Board of Directors appoints them following the recommendation of the Nomination and Remuneration Committee, which shall also assist the Board of Directors on the remuneration policy of the members of the Executive Committee, and their individual remunerations.

The remuneration, duration and conditions of dismissal of Executive Committee members is governed by the contract entered into between us and each member of the Executive Committee with respect to their function within the Company.

The remuneration policy of the executive managers describes the various elements of their remuneration and establishes an appropriate balance between the fixed portion and the variable portion and between cash and differed remuneration.

The variable portion of the remuneration is structured in order to be linked to the individual and company performances.

The stock options (warrants) are not granted in an indefinite manner and cannot be exercised fewer than three years after the grant.

In principle, the Executive Committee meets every month. Additional meetings may be convened at any time by the Chairman of the Executive Committee or at the request of two of its members. The Executive Committee will constitute a quorum when all members have been invited and the majority of the members are present or represented at the meeting. Absent members may grant a power of attorney to another member of the Executive Committee. Members may attend the meeting physically or by telephone or video conference. The absent members must be notified of the discussions in their absence by the Chairman (or the Company Secretary, if the Executive Committee has appointed a Company Secretary from among its members).

The members of the Executive Committee must provide the Board of Directors with information in a timely manner, if possible in writing, on all facts and developments concerning us that the Board of Directors may need in order to function as required and to properly carry out its duties. The CEO (or, in the event that the CEO is not able to attend the Board of Directors’ meeting, the CFO or, in the event that the CFO is not able to attend the Board of Directors’ meeting, another representative of the Executive Committee) must report at every ordinary meeting of the Board of Directors on the material deliberations of the previous meeting(s) of the Executive Committee.

The following table sets forth the members of the Executive Committee as of the date of this Annual Report.

Name	Function	Year of birth
Filippo Petti	Chief Executive Officer and Chief Financial Officer(1)	1976
LSS Consulting SRL, represented by Christian Homsy	Chief Executive Officer(2)
KNCL SRL, represented by Jean-Pierre Latere	Chief Operating Officer	1975
NandaDevi SRL, represented by Philippe Dechamps	Chief Legal Officer	1970
MC Consult, represented by Philippe Nobels	Vice President of Human Resources	1966
ImXense SRL, represented by Frederic Lehmann	Vice President Clinical Development & Medical Affairs	1964
Stephen Rubino(3)	Chief Business Development Officer	1958
David Gilham	Vice President Research & Development	1965

(1)	Filippo Petti was appointed as Chief Executive Officer as of April 1st, 2019
(2)	LSS Consulting SRL ceased to be our Chief Executive Officer upon the resignation of Mr. Homsy, effective April 1st, 2019
(3)	Stephen Rubino was appointed Chief Business Development Officer as of February 1st, 2020

The following paragraphs contain brief biographies of each of the current members of the Executive Committee or in case of legal entities being a member of the Executive Committee or key manager, their permanent representatives.

Filippo Petti, CEO and CFO ad interim—reference is made to section “2.2.1. Composition of the Board of Directors”.

Jean-Pierre Latere (representative of KNCL SRL), has served as Chief Operating Officer in charge of program management, manufacturing, quality and regulatory affairs since January 2017. He leads the effort to further strengthen the organization as we grow as a leader in immuno-oncology. Prior to that role, he has previously acted as Vice President of Regenerative Medicine and Medical Devices franchise. He started his career as a Research Associate at the Michigan State University in the United States. Following that assignment, he moved to the Johnson & Johnson group where he held various positions, from Scientist to Senior Scientist. He then joined Celyad in 2008 as Project Manager Delivery System and left the company in 2012 in the position of Senior Director Business Development. Prior to re-joining the Company in 2015, Jean-Pierre served as Beauty Care and Healthcare Market Global Leader at Dow Corning. Jean-Pierre holds a PhD in Chemistry from the University of Liège, Belgium.

Philippe Dechamps (representative of NandaDevi SRL), has served as Chief Legal Officer since September 2016. Philippe started his legal career as an associate in Brussels with the law firm Linklaters De Bandt from 1994 to 1998. He left private practice in 1998 and until 2003, he served as an in-house counsel at Solvay Group to assist the company in its turnaround through several M&A operations in Europe, India and Far-East Asia. In 2003, he took over the position of Legal Director at Guidant, the United States company formerly active in the medical devices business before its acquisition by Boston Scientific and Abbott Laboratories in 2005. Within Abbott, Philippe took over responsibility for the legal affairs of Abbott Vascular International outside of the United States. In 2008, Philippe joined Delhaize Group taking responsibility for the legal and government affairs in Europe and Asia, before becoming Group General Counsel and Secretary to the Board of Directors in 2015. In this position, he piloted the legal strategy to merge Delhaize Group with Royal Ahold in July 2016. Since December 2018, Philippe is also member of the Board of Directors of Petserco SA, the holding company of the Tom&Co group. Philippe earned law degrees from the Université Catholique de Louvain (UCL) and Vrije Universiteit Brussel (VUB), and a Masters of Law (LL.M) from Harvard University.

Philippe Nobels (representative of MC Consult SRL) has served as Vice President of Human Resources since October 2016. He started his career at Price Waterhouse (now PricewaterhouseCoopers) as auditor in 1989. He also went in rotational assignment in Congo during 2 years on consulting missions for the World Bank. In 1995, he joined Fourcroy as plant controller. Then, he joined Dow Corning in 1997 where he held different positions in Finance and Human Resources. He led the human resources operations in Europe, became the human resources manager for Dow Corning in Belgium, and Human Resources Business Partner for the sales and marketing functions globally. As a member of the sales and marketing Leadership teams, he contributed to Dow Corning’s major transformation initiatives to increase organizational effectiveness, employees’ engagement & performance as well as business results. Mr. Nobels holds a Master’s Degree in Economics from the University of Namur.

Frédéric Lehmann (representative of ImXense SRL), has served as the Vice President Clinical Development and Medical Affairs since July 2016 and prior to that he served as the Vice President Immuno-Oncology, a role he held from September 2015 until July 2016. Dr. Lehmann is a physician by training, specialized in hematology and oncology. Dr. Lehmann has extensive experience in oncology drug development, spanning early to late phase, including clinical trial design, translational research, regulatory interactions, and clinical risk management. He started his academic career at the Ludwig Institute for Cancer Research in Brussels, followed by a position at the Institute Jules Bordet. He then moved to the European Organization for Research and Treatment of Cancer (EORTC) as Medical Advisor. Dr. Lehmann began his corporate career at GlaxoSmithKline, where he led the early worldwide clinical development program for the Company’s cancer vaccines and went on to lead the research and development incubator for cancer immunotherapeutics.

David Gilham has served as Vice President Research and Development since September 2016. Prior to joining the company, Mr. Gilham was a Reader and Group Leader within the Manchester Cancer Research Centre at the University of Manchester, United Kingdom, leading a research group of fifteen scientists in the area of cellular immunotherapy. Mr. Gilham obtained his Ph.D. from the University of Dundee in 1998 in Molecular Pharmacology under the supervision of Professor Roland Wolf, OBE. After a short post-doctoral position at the University of Bristol, Mr. Gilham moved to the University of Manchester with Professor Robert Hawkins to establish translational research activity in the field of engineered cellular therapy. The group has carried out several clinical trials of CAR-T cells, of which Mr. Gilham has been Lead Scientific Advisor and, he has led several European framework programs that bring together researchers from all over Europe (for example, the ATTACK and ATTRACT programs). In 2010, along with Professor Hawkins and other colleagues, Mr. Gilham co-founded Cellular Therapeutics, a cell production company based in Manchester, England. He has published more than sixty peer reviewed articles and further book chapters and reviews. He sits on many review boards and charity grant committees and consulted for several biotech’s and pharma concerning immune cell therapies.

Dr. Stephen Rubino, Ph.D., has served as our Chief Business Officer since February 2020. Dr. Rubino brings over 30 years of pharmaceutical leadership experience to the role of Chief Business Officer, with emphasis in the areas of business development and licensing, new product development, commercial operations, pharmaceutical strategy and investor relations. Dr. Rubino currently serves as an independent board member of both ILKOS Therapeutics and Sermonix Pharmaceuticals. Dr. Rubino has also worked at Novartis Pharmaceuticals in a wide range of roles and therapeutic areas, the last of which was as Global Head of Business Development and New Product Marketing, where he was responsible for developing and building the product pipeline for Novartis’ Cell & Gene Therapies Unit. Prior to Novartis, Dr. Rubino worked for Schering–Plough (Merck), where his last role was head of the Global Solid Tumor Oncology & Autoimmune Business Unit, responsible for the licensing and launch of Remicade, as well as the launch and commercialization of several global oncology brands. Dr. Rubino received his Ph.D. from Weill Cornell University and his Master of Business Association from Baruch University.

Family Relationships

There are no family relationships among any of the members of our Executive Committee or directors.

B. Compensation

The aggregate compensation paid and benefits in kind granted by us to the current members of our Executive Committee and directors, including share-based compensation, for the year ended December 31, 2019, was €4.01 million. For the year ended December 31, 2019, approximately €26,000 of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to members of our Executive Committee.

For a discussion of our employment arrangements with members of our Executive Committee and consulting arrangements with our directors, see the section of this Annual Report titled “Item 7.B.—Related Party Transactions—Agreements with our Directors and Members of our Executive Committee.” For more information regarding warrant grants, see the section of this report titled “—Warrant Plans.”

Except the arrangements described in the section of this Annual Report titled “Certain relationships and related party transactions-Agreements with our Directors and Members of our Executive Committee,” there are no arrangements or understanding between us and any our other executive officers or directors providing for benefits upon termination of their employment, other than as required by applicable law.

There are no agreements or contracts between the directors and the members of the Executive Committee and us or any of our subsidiaries providing for benefits for the directors upon termination of employment or services agreements in place that provide for benefits upon termination of employment.

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

The non-executive Directors receive a fixed remuneration in consideration for their membership of the Board of Directors and their membership of the Committees (see below). Directors are not entitled to any variable compensation as defined under Articles 96 §3 5° and 520bis of the CCA, as no performance criteria apply to the remuneration of non-executive directors.

On the advice of the Nomination and Remuneration Committee, the Board of Directors may propose to the Shareholders Meeting to grant options or warrants in order to attract or retain non-executive directors with the most relevant skills, knowledge and expertise. The grant of stock base incentive schemes is not linked or subject to any performance criteria and, consequently, qualifies as fixed remuneration. It is the Board of Directors’ reasonable opinion, that the grant of warrants provides additional possibilities to attract or retain competent non-executive directors and to offer them an attractive additional remuneration without the consequence that this additional remuneration weighs on our cash and financial results. Furthermore, the grant of warrants is a commonly used method in the sector in which we operate. Without this possibility, we would be subject to a considerable disadvantage compared to competitors who do offer warrants to their non-executive directors. The Board of Directors is of the opinion that the grant of options or warrants has no negative impact on the functioning of the non-executive directors. As of December 31, 2019, non-executive directors owned in total 190,000 Company warrants.

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

Any of our Directors’ term may be terminated “ad nutum” (at any time) without any form of compensation.

On May 9, 2016, at a meeting of our shareholders, the shareholders approved a remuneration and compensation scheme for the non-executive directors. The remuneration package is made up of fixed annual fee of €10,000 for non-executive directors, supplemented by a fixed annual fee of €10,000 for the Chairman. The annual fee is supplemented by a €5,000 fee for any non-executive directors covering the participation to the four ordinary Board of Directors’ meetings. Any participation to an extraordinary Board of Directors’ meetings gives right to a supplemental fee of €5,000. This remuneration package is also supplemented with a fixed annual fee of €15,000 for membership of each committee of the Board of Directors, to be increased by €5,000 in case the relevant director chairs the Nomination and Remuneration Committee or the Audit Committee. Finally, an extraordinary fee of €3,000 is granted to non-executive directors in case of appointment of such directors, on request of the CEO and with prior approval of the Board of Directors, for specific missions requiring the presence of the concerned director. As part of the fixed remuneration for non-executive directors, all directors may receive from time to time Company warrants subject to shareholders’ approval. As mentioned above, the grant of warrants to non-executive directors is not linked or subject to performance criteria. Directors are also entitled to the reimbursement of out-of-pocket expenses actually incurred as a result of participation in meetings of the Board of Directors.

On May 6, 2019, at a meeting of our shareholders, the shareholders approved the terms and conditions of a template of warrants plan to comply with in the event of an implementation of such plan in the next 12 months, upon proposal of the nomination and remuneration committee, with a vesting period of 3 years and for which the exercise price will be the lowest between (i) the average of the closing price of the share in the 30 days preceding the offer and (ii) the last closing price of the share on the date preceding the offer. More specifically, the Shareholders Meeting approved pursuant to the art. 7:151 of the CCA, the clause of anticipated vesting in the event of a change of control or a public offering on the shares of the Company.

On October 24, 2019, we issued 939,500 subscription rights under the terms and conditions approved by the shareholders at the meeting held on May 6, 2019.

We do not plan to amend the principles driving our remuneration policy in the near future and in particular in the next two financial years.

As of December 31, 2019, there are no loans outstanding from us to any member of the Board of Directors.

There are no employment or service agreements that provide for notice periods or indemnities between us and any member of the Board of Directors who is not a member of the Executive Committee.

The following table sets forth the fees received by our non-executive Directors for the performance of their duties as a Board Member, during the year ended December 31, 2019:

Name	Fees Earned (€)
Michel Lussier	85,000
Serge Goblet	35,000
Chris Buyse	80,000
Debasish Roychowdhury	12,500
LSS Consulting SRL	41,750
Rudy Dekeyser	80,000
Hilde Windels	55,000
Margo Roberts	40,000
Total	429,250

The table below provides an overview of the warrants held by the non-executive directors as of December 31, 2019.

	Warrant Awards
Name	Number of Ordinary Shares Underlying Warrants	Warrant Exercise Price in euros	Warrant Expiration Date
Michel Lussier	10,000	34.65	November 5, 2020
	10,000	31.34	June 29, 2022
	10,000	22.04	January 21, 2024
	10,000	8.16	October 25, 2024
Chris Buyse	10,000	34.65	November 5, 2020
	10,000	31.34	June 29, 2022
	10,000	22.04	January 21, 2024
	10,000	8.16	October 25, 2024
Rudy Dekeyser	10,000	34.65	November 5, 2020
	10,000	31.34	June 29, 2022
	10,000	22.04	January 21, 2024
	10,000	8.16	October 25, 2024
Serge Goblet	10,000	31.34	June 29, 2022
	10,000	22.04	January 21, 2024
	10,000	8.16	October 25, 2024
Hilde Windels	10,000	22.04	October 25, 2023
	10,000	8.16	October 24, 2024
Margo Roberts	10,000	22.04	October 25, 2023
	10,000	22.04	January 21, 2024
Total	190,000

Compensation of Members of the Executive Committee

The compensation of the members of our Executive Committee is determined by our Board of Directors based on the recommendations by our Nomination and Remuneration Committee.

The remuneration of the members of our Executive Committee consists of different components:

•

Fixed remuneration: a basic fixed fee designed to fit responsibilities, relevant experience and competences, in line with market rates for equivalent positions. The amount of fixed remuneration is evaluated and determined by the Board of Directors every year.

•	Short-term variable remuneration: members of the Executive Committee may be entitled to a yearly bonus, given the level of achievement of the criteria set out in the corporate objective for that year.

•

Incentive plan: warrants have been granted and may be granted in the future, to the members of the Executive Committee. For a description of the main characteristics of our warrant plans, see the section of this Annual report titled “—Warrant Plans.”

•

Other: members of the Executive Committee with an employee contract with us are entitled to participate in our pension, company car and payments for invalidity and healthcare cover and other fringe benefits of non-material value.

No loans, quasi-loans or other guarantees were granted to members of our Executive Committee during the year ended on December 31, 2019.

The following table sets forth information regarding compensation earned by LSS Consulting SRL, represented by Christian Homsy, our Chief Executive Officer, during the year ended December 31, 2018. On March 28, 2019, Mr. Homsy announced his retirement as Chief Executive Officer, with effective date April 1st, 2019.

Compensation (in kEuros)
Fixed fee	104
Variable fee	—
Total	104

Following the resignation of LSS Consulting SRL as our CEO on April 1st, 2019, we paid LSS Consulting SRL the following amounts:

•	a termination indemnity of €300,000;

•	a consulting fee of €70,000;

•	a compensation of €26,000 as group insurance.

In 2019, Mr. Homsy was granted 40,000 warrants and did not exercise any warrant.

During the year ended December 31, 2019, we paid €559,625 in compensation to Filippo Petti, as our CEO and CFO. This includes:

•	a fixed remuneration of €436,550

•	a variable component of €123,075

The following table sets forth information concerning the aggregate compensation earned during the year ended December 31, 2019 by the other members of our Executive Committee, including the CEO.

Compensation (in kEuros)
Fixed remuneration (gross)	852
Variable remuneration (short-term)	260
Fixed fee	1,514
Variable fee	275
Pension/Life	26
Other benefits	75
Total	3,001

The table below provides an overview of the warrants held by the members of our Executive Committee as of December 31, 2019.

	Warrant Awards
Name	Number of Ordinary Shares Underlying Warrants	Warrant Exercise Price in euros	Warrant Expiration Date
Filippo Petti	20,000	22.04	October 25, 2023
	25,000	18.82	January 21, 2024
	20,000	9.36	September 18, 2024
	30,000	8.16	October 24, 2024
Frédéric Lehmann[1]	20,000	34.65	November 5, 2020
	20,000	32.36	June 29, 2022
	10,000	22.04	January 21, 2024
	20,000	8.16	October 24, 2024
Jean-Pierre Latere[2]	20,000	34.65	November 5, 2020
	3,000	32.36	June 29, 2022
	10,000	22.04	January 21, 2024
	1,500	8.16	October 24, 2024
Philippe Dechamps[3]	20,000	17.6	December 8, 2021
	20,000	32.36	June 29, 2022
	10,000	22.04	January 21, 2024
	20,000	8.16	October 24, 2024
David Gilham	10,000	15.9	November 5, 2025
	6,000	31.34	June 29, 2022
	25,000	18.82	January 21, 2024
	20,000	8.16	October 24, 2024
Philippe Nobels[4]	10,000	17.6	December 8, 2021
	20,000	32.36	June 29, 2022
	10,000	22.04	January 21, 2024
	20,000	8.16	October 24, 2024
TOTAL	390,500

[1]

Frederic Lehmann personally holds these warrants, although he is the representative of ImXense SRL, his management company, which has been appointed as Vice President Clinical Development & Medical Affairs.

[2]	Jean-Pierre Latere personally holds these warrants, although he is the representative of KNCL SRL, his management company, which has been appointed as Chief Operating Officer.
[3]	Philippe Dechamps personally holds these warrants, although he is the representative of NandaDevi SRL, his management company, which has been appointed as Chief Legal Officer.
[4]	Philippe Nobels personally holds these warrants, although he is the representative of MC Consult SRL, his management company, which has been appointed as Chief Human Resources Officer.

Limitations on Liability and Indemnification Matters

Under Belgian law, the directors of a company may be liable for damages to us in case of improper performance of their duties. Our directors may be liable to us and to third parties for infringement of our articles of association or Belgian company law. Under certain circumstances, directors may be criminally liable.

We maintain liability insurance for our directors and officers, including insurance against liability under the Securities Act.

Certain of our non-executive directors may, through their relationships with their employers or partnerships, may be insured and/or indemnified against certain liabilities in their capacity as members of our Board of Directors.

In the underwriting agreements we entered into in connection with our June 2015, May 2018 and September 2019 global offerings, the underwriters agreed to indemnify, under certain conditions, us, the members of the our Board of Directors and persons who control the our company within the meaning of the Securities Act against certain liabilities, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in the our registration statement and certain other disclosure documents.

Warrant Plans

We have created various incentive plans under which warrants were granted to our employees, consultants or directors. This section provides an overview of the outstanding warrants as of December 31, 2019.

Upon proposal of the Board of Directors, the extraordinary shareholders’ meeting approved the issuance of, in the aggregate, warrants giving right to subscribe to shares as follows:

•	on September 26, 2008, warrants giving right to 90,000 shares. Of these 90,000 warrants, 50,000 were accepted by the beneficiaries. None are outstanding as of the date hereof;

•

on May 5, 2010, warrants giving right to 50,000 shares. Of these 50,000 warrants (15,000 were A warrants, 5,000 were B warrants and 30,000 were C warrants), 12,710 A warrants were accepted by the beneficiaries and none are outstanding as of the date hereof; 5,000 B warrants were accepted by the beneficiaries and none are outstanding as of the date hereof; and 21,700 C warrants were accepted by the beneficiaries and none are outstanding as of the date hereof;

•

on October 29, 2010, warrants giving right to 79,500 shares. Out of the 79,500 warrants offered, 61,050 warrants were accepted by the beneficiaries and 766 warrants are outstanding as of the date hereof;

•

on January 31, 2013, warrants giving right to 140,000 shares. Out of the 140,000 warrants, 120,000 were granted to certain members of the Executive Committee and a pool of 20,000 warrants was created. The warrants attributed to certain members of the Executive Committee were fully vested as of December 31, 2013 and were all exercised in January 2014 and therefore converted into ordinary shares. The remaining 20,000 warrants were not granted and therefore lapsed;

•

on May 6, 2013, 11 investor warrants are attached to each Class B Share subscribed in the capital increase in cash, which was decided on the same date, with each investor warrant giving the right to subscribe to one ordinary share. As a result, these warrants give rights to a maximum of 2,433,618 ordinary shares, subject to the warrants being offered and accepted by the beneficiaries. On May 31, 2013, warrants giving rights to 2,409,176 ordinary shares were issued and accepted by the beneficiaries, all of which have been exercised as of the date hereof;

•

on May 6, 2013, warrants giving right to 266,241 ordinary shares. Out of the 266,241 warrants offered, 253,150 warrants were accepted by the beneficiaries and 2,500 warrants are outstanding as of the date hereof;

•

on June 11, 2013, overallotment warrant giving right to a maximum number of shares equal to 15% of the new shares issued in the context of the offering, i.e., 207,225 shares. The overallotment warrant was exercised on July 17, 2013;

•

on May 5, 2014, warrants giving right to 100,000 shares; a plan of 100,000 warrants was approved. Warrants were offered to new employees, non-employees and directors in several tranches. Out of the warrants offered, 94,400 warrants were accepted by the beneficiaries and 35,698 warrants are outstanding as of the date hereof;

•

on November 5, 2015, warrants giving right to 466,000 shares; a plan of 466,000 warrants was approved. Warrants were offered to new employees, non-employees and directors in several tranches. Out of the warrants offered, 353,550 warrants were accepted by the beneficiaries and 250,982 warrants are outstanding as of the date hereof;

•

on December 12, 2016, warrants giving right to 100,000 shares; the Board of Directors issued a new plan of 100,000 warrants. An equivalent number of warrants was cancelled from the remaining pool of warrants of the plan approved on November 5, 2015. Warrants were offered to new employees and non-employees in several tranches. Out of the warrants offered, 45,000 warrants were accepted by the beneficiaries and 42,500 warrants are outstanding as of the date hereof.

•

on September 27, 2017, warrants giving rights to 520,000 shares; a plan of 520,000 warrants was approved. Warrants were offered to new employees, non-employees and directors in several tranches. Out of the warrants offered, 334,400 warrants were accepted by the beneficiaries and 285,084 warrants are outstanding as of the date hereof.

•

on 26 October 2018, warrants giving rights to 700,000 shares; 700,000.00 warrants have been issued in the framework of the authorized capital. 426,050 warrants were accepted by the beneficiaries, out of which 401,350 warrants are still outstanding on the date hereof.

•

on 25 October 2019, warrants giving rights to 939,500 shares; the Board of Directors issued a new plan of 939,500 warrants. Warrants were offered to employees, non-employees and directors in different tranches. Out of the warrants offered, 273,500 warrants were accepted by the beneficiaries and 273,500 warrants are outstanding on the date hereof.

As a result, as of December 31, 2019, there are 1,292,380 warrants outstanding which represent approximately 8.48% of the total number of all of our issued and outstanding voting financial instruments.

Issue Date	Term	Number of Warrants Issued[1]	Number of Warrants Granted in number of shares[2]	Exercise Price (in Euros)	Number of Warrants No Longer Exercisable	Warrants exercised	Number of Warrants Outstanding	Exercise periods vested warrants[3]
September 26, 2008	From December 26, 2008 to December 31, 2014	90,000	50,000	22.44	32,501	17,499	—	January 1, 2012 – December 31, 2014
May 5, 2010	From May 5, 2010 to the day of the contribution in kind of Company’s debt under the Loan C Agreement	15,000	12,710	22.44	410	12,300	—	The day of the contribution in kind of Company’s debt under the Loan C Agreement
May 5, 2010	From May 5, 2010 to May 5, 2016	5,000	5,000	35.36	5,000	—	—	May 5, 2013 – May 5, 2016
May 5, 2010	From May 5, 2010 to December 31, 2016	30,000	21,700	22.44	19,035	2,665	—	January 1, 2012 – December 31, 2016
October 29, 2010	From October 29, 2010 to October 28, 2020	79,500	61,050	35.36	53,418	6,866	766	January 1, 2014 – October 28, 2020
January 31, 2013	From January 31, 2013 to January 31, 2023	140,000	140,000	4.52	—	140,000	—	From January 1, 2014 to January 31, 2023
May 6, 2013	From May 6, 2013 to June 4, 2013	2,409,176	2,409,176	0.01	—	2,409,176	—	From May 6, 2013 to June 4, 2013
May 6, 2013	From May 6, 2013 to May 6, 2023	266,241	253,150	2.64	21,050	229,600	2,500	From January 1, 2017 to May 6, 2023 May 2018 for non-employees and to May 6, 2023 for employees
May 5, 2014	From May 16, 2014 to May 15, 2024	100,000	94,400	From 33.49 to 45.05	58,702	—	35,698	From January 1, 2018 to May 15, 2019 for non- employees and to May 15, 2024 for employees
November 5, 2015	From November 5, 2015 to November 4, 2025	466,000	353,550	From 15.90 to 34.65	102,568	—	250,982	From January 1, 2019 to November 4, 2020 for non-employees and to November 4, 2025 for employees
December 12, 2016	From December 9, 2016 to December 31, 2021	100,000	45,000	From 17.60 to 36.81	2,500	—	42,500	From January 1, 2020 to December 31, 2021
May 5, 2017	From July 20, 2017 to July 31, 2022	520,000	334,400	From 31.34 to 48.89	49,316	—	285,084	From January 1, 2021 to July 31, 2022
October 26, 2018	From October 26, 2018 to October 25, 2023	700,000	426,050	From 9.36 to 22.04	24,700	—	401,350	From January 1, 2022 to September 18, 2024
October 25, 2019	From October 25, 2019 to October 24, 2024	939,500	273,500	8.16	—	—	273,500	From January 1, 2023 to October 24, 2024

[1]	Issued under the condition precedent of the warrant effectively being offered and accepted.
[2]	The numbers reflect the number of shares for which the holder of warrants can subscribe upon exercise of all relevant warrants.
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

Our Board of Directors has set up and appointed an Audit Committee and a Nomination and Remuneration Committee. The composition and function of all of our committees will comply with all applicable requirements of the CCA, the Belgian Corporate Governance Code, the Exchange Act, the applicable rules of the NASDAQ Stock Market and SEC rules and regulations.

Audit Committee

At the date of this Annual Report, our Audit Committee consists of three members: Chris Buyse (Chairman), Rudy Dekeyser and Hilde Windels.

The role of our Audit Committee is to ensure the effectiveness of the internal control and risk management systems, the internal audit (if any) and its effectiveness and the statutory audit of the annual and consolidated accounts, and to review and monitor the independence of the external auditor, in particular regarding the provision of additional services to us. The Audit Committee reports regularly to the Board of Directors on the exercise of its functions. The Audit Committee informs the Board of Directors about all areas in which action or improvement is necessary in its opinion and produces recommendations concerning the necessary steps that need to be taken. The audit review and the reporting on that review cover us and our subsidiaries as a whole. The members of the Audit Committee are entitled to all information which they need to perform their function from the Board of Directors, Executive Committee and employees. Each member of the Audit Committee shall exercise this right in consultation with the chairman of the Audit Committee.

Our Audit Committee’s duties and responsibilities include, among other things, financial reporting, review of internal controls and risk management, and managing the internal and external audit process. These tasks are further described in the Audit Committee charter as set out in our Charter and in Article 7:99§4 of the CCA.

Chris Buyse and Hilde Windels have been identified by our Board of Directors as having the necessary expertise in accounting and audit matters to serve on the Audit Committee.

The Audit Committee holds a minimum of four meetings per year.

Nomination and Remuneration Committee

As of the date of this Annual Report, the Nomination and Remuneration Committee is composed of three members: Michel Lussier (Chairman), Chris Buyse and Rudy Dekeyser.

The Nomination and Remuneration Committee consists of not less than three directors, or such greater number as determined by the Board of Directors at any time. All members must be non-executive directors and at least a majority of its members must be independent in accordance with Article 7:87 of the CCA. Our Board of Directors has determined that a majority of the members of the Nomination and Remuneration Committee are independent in accordance with Article 7:87 of the CCA.

The Nomination and Remuneration Committee must have the necessary expertise with regard to our remuneration policy, and this condition is fulfilled if at least one member has had a higher education and has had at least three years of experience in personnel management or in the field of remunerating directors and managers. As of the date of this Annual Report, Michel Lussier (Chairman), Chris Buyse and Rudy Dekeyser satisfy this requirement.

The CEO has the right to attend the meetings of the Nomination and Remuneration Committee in an advisory and non-voting capacity on matters other than those concerning himself.

The role of the Nomination and Remuneration Committee is to assist the Board of Directors in all matters:

•	relating to the selection and recommendation of qualified candidates for membership of the Board of Directors;

•	relating to the nomination of the CEO;

•	relating to the nomination of the members of the Executive Committee, other than the CEO, upon proposal by the CEO;

•	relating to the remuneration of independent directors;

•	relating to the remuneration of the CEO;

•	relating to the remuneration of the members of the Executive Committee, other than the CEO, upon proposal by the CEO;

•	on which the Board of Directors or the Chairman of the Board of Directors requests the Nomination and Remuneration Committee’s advice.

Additionally, with regard to matters relating to remuneration, except for those areas that are reserved by law to the Board of Directors, the Nomination and Remuneration Committee will at least have the following tasks:

•	preparing the remuneration report (which is to be included in the Board of Director’s corporate governance statement); and

•	explaining its remuneration report at the Annual General Shareholders Meeting.

The Nomination and Remuneration Committee reports to the Board of Directors on the performance of these tasks on a regular basis. These tasks are further described in the Nomination and Remuneration Committee charter as set out in our Charter. The Nomination and Remuneration Committee will meet at least twice per year, and whenever it deems it necessary to carry out its duties.

For information on the dates of expiration of our Directors’ terms in office, see the section of this Annual Report titled “Item 6.A.—Directors and Senior Management.” For information about our contracts with our Board of Directors, see the section of this Annual Report titled “Item 7.B.—Related Party Transactions—Agreements with our Directors and Members of the Company’s Executive Committee.”

Strategy Committee

The Strategy Committee was created by the Board of Directors on April 1st, 2019 with the objective to help the Executive Committee along the strategic cycle and to facilitate the discussion of our strategy with the Board of Directors.

The Committee was composed of LSS Consulting SRL, represented by Christian Homsy (Chairman), Rudy Dekeyser and Margo Roberts.

The Committee held several informal meetings but was dissolved by a decision of the Board of Directors on November 28, 2019.

D. Employees

As of December 31, 2019, we employed 99 full-time employees, 2 part-time employees and 6 senior managers under management services agreements. We have never had a work stoppage, and none of our employees is represented by a labor organization or under any collective-bargaining arrangements. We consider our relationship with our employees to be good.

The following tables set forth the distribution of our employees and consultants by main department and geography for the years ended December 31, 2019, 2018 and 2017.

	2019	2018	2017
By function:
Clinical & Regulatory, IP, Marketing	26	19	16
Research & Development	33	30	29
Manufacturing /Quality	32	34	26
General Administration	16	13	16
Total	107	96	87
By Geography:
Belgium	103	91	83
United States	4	5	4
Total	107	96	87

E. Share Ownership

For information regarding the share ownership of our directors and executive officers and arrangements for involving our employees in our capital, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 29, 2020 for:

•	each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares;

•	each member of our Board of Directors;

•	each member of our Executive Committee; and

•	all members of our Board of Directors and Executive Committee as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of February 29, 2020. The percentage ownership information shown in the table is based upon 13,942,344 ordinary shares outstanding as of February 29, 2020.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to warrants held by that person that are immediately exercisable. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders. Except as otherwise indicated in the table below, addresses of the directors, members of the Executive Committee and named beneficial owners are in care of Rue Edouard Belin 2, 1435 Mont-Saint-Guibert, Belgium.

NAME OF BENEFICIAL OWNER	SHARES BENEFICIALLY OWNED
5% Shareholders	Number	Percentage
TOLEFI SA	2,295,701	16.47%
Victory Capital Management, Inc.[1]	999,439	6.64%
Directors and Members of the Executive Committee
Michel Lussier[2]	159,950	1.15%
Serge Goblet	56,003	0.40%
Rudy Dekeyser	—
Chris Buyse	—
Philippe Dechamps	—
Philippe Nobels	—
David Gilham	—
Frederic Lehman	—
Jean-Pierre Latere	—
All directors and members of the Executive Committee as a group	215,953	1.55%

[1]

Victory Capital Management Inc. has sole voting and dispositive power over these shares. The address of the principal office of Victory Capital Management Inc. is 4900 Tiedeman Rd. 4th Floor, Brooklyn, OH 44144.

[2]	Of which 145,150 are ordinary shares and 11,800 are ADSs.

Each of our shareholders is entitled to one vote per ordinary share. None of the holders of our shares has different voting rights from other holders of shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of February 29, 2020, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, we estimate that approximately 11.00% of our outstanding ordinary shares were held in the United States by one registered holder of record. The actual number of holders is greater than these numbers of record holders and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

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

On September 25, 2018, Victory Capital Management crossed the 5% ownership upwards.

B. Related Party Transactions

Since January 1, 2019, we have not engaged in any transactions with our directors, executive officers and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as its related parties.

As of December 31, 2019, there were no outstanding loans, nor guarantees made by us or our subsidiaries to or for the benefit of any related party.

Transactions with Our Principal Shareholders

We have not engaged in any transactions with our principal shareholders.

Agreements with Our Directors and Members of Our Executive Committee

We have entered into employment agreements with the following members of our Executive Committee:

Filippo Petti

On July 30, 2018, we entered into an employment agreement with Mr. Filippo Petti, our CFO, with an effective date as of September 3, 2018, or the Petti Employment Agreement. Pursuant to this agreement, Mr. Petti is entitled to an annual base salary and is also eligible to receive a bonus capped at 35% of his annual compensation, determined in full discretion by the Board of Directors on the basis of the performance of Mr. Petti and the company’s overall performance. Mr. Petti is also eligible to receive warrants. On April 1, 2019, we amended the Petti Employment Agreement to reflect his new position of Chief Executive Officer. His annual base salary has been increased and he is now eligible to receive a bonus capped at 45% of his annual compensation, determined in full discretion by the Board of Directors on the basis of the performance of Mr. Petti and the company’s overall performance.

Management Services Arrangements

We have entered into management services agreements with the below members of our Executive Committee.

Christian Homsy

On January 23, 2014, we contracted with LSS Consulting SRL, permanently represented by Mr. Homsy, or the LSS Management Agreement. Under this agreement, LSS Consulting SRL is entitled to an annual base fee. LSS Consulting SRL is also eligible to receive warrants and a bonus capped at 40% of its annual base fee, determined in full discretion by the Board of Directors on the basis of the LSS Consulting SRL’s performance and our overall performance.

On April 1, 2019, the LSS Management Agreement was terminated, effective immediately. Pursuant to the terms of the LSS Management Agreement, we paid a termination indemnity of less than one-year base fee to LSS Consulting SRL.

Stephen Rubino

On February 1, 2020, we entered into a management services agreement with Vulpin Pharma Consulting, LLC, represented by Stephen Rubino, our Chief Business Officer. Under this agreement, Vulpin Pharma Consulting LLC is entitled to an annual base fee. Vulpin Pharma Consulting, LLC is also eligible for a bonus capped at 35% of its annual base fee, determined in full discretion by the Board of Directors on the basis of Vulpin Pharma Consulting, LLC’s performance and our overall performance.

Director and Executive Committee Compensation

See “Item 6.B.—Compensation” for information regarding compensation of directors and members of our Executive Committee.

Warrants

Since our inception, the Company has granted warrants to certain of our directors and members of our Executive Committee. See “Item 6.B.—Compensation” for information regarding warrants issued to members of our Executive Committee and directors.

Indemnification Agreements

In connection with our global offering in June 2015, May 2018 and September 2019, we entered into indemnification agreements with each of our directors and members of our Executive Committee. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transactions with Related Companies

Related Party Transactions Policy

Article 7:97 of the CCA provides for a special procedure that applies to intra-group or related party transactions with affiliates. The procedure will apply to decisions or transactions between us and our that are not our subsidiaries. It will also apply to decisions or transactions between any of our subsidiaries and such subsidiaries’ affiliates that are not our subsidiary.

Prior to any such decision or transaction, our Board of Directors must appoint a special committee consisting of three independent directors, assisted by one or more independent experts. This committee provides the Board of Directors with a written report explaining the rationale for the decision on the proposed transaction, addressing at least the following elements: the nature of the decision or the transaction, a description and an estimation of the equity consequences, a description of the eventual other consequences, and the advantages and disadvantages resulting therefrom for us. The committee puts the proposed decision or transaction in the context of our strategy and determines if it causes any prejudice to the Company, if it is compensated by other elements of that strategy, or if it is manifestly abusive. The remarks of the expert are included in the opinion of the committee.

The Board of Directors must then make a decision, taking into account the opinion of the committee. Any deviation from the committee’s advice must be explained. Directors who have a conflict of interest are not entitled to participate in the deliberation and vote. The committee’s advice and the decision of the Board of Directors must be communicated to our Statutory Auditor, who must render a separate opinion. The conclusion of the committee, an excerpt from the minutes of the Board of Directors and the opinion by the Statutory Auditor must be included in the (statutory) annual report of the Board of Directors.

The procedure does not apply to decisions or transactions in the ordinary course of business at customary market conditions, and transactions or decisions with a value of less than 1% of our consolidated net assets.

In addition, our Charter provides for guidelines for transactions between us and our directors or members of our Executive Committee. According to such guidelines,

•	a member of our Board of Directors or Executive Committee will in any event be considered to have a conflict of interests if:

•	he/she has a personal financial interest in a company with which we intend to enter into a transaction;

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

Each member of the Board of Directors or each member of the Executive Committee must immediately report any potential conflict of interests to the chairman and to the other members of the Board of Directors or of the Executive Committee, as the case may be. The members concerned must provide the chairman and the other members of the Board of Directors or of Executive Committee, as the case may be, with all information relevant to the conflict, including information relating to the persons with whom he has a family law relationship (his/her spouse, registered partner or other life companion, foster child or relative by blood or marriage up to the second degree) to the extent relevant for the assessment of the existence of a conflict of interests. The chairman of the Board of Directors or of the Executive Committee will determine whether a reported (potential) conflict of interests qualifies as a conflict of interests.

If this is the case, a member of the Board of Directors or of the Executive Committee, as the case may be, must not participate in the discussions or decision-taking process of the Board of Directors or of the Executive Committee, as the case may be, on a subject or transaction in relation to which he has a conflict of interests with us. This transaction, if approved, must be concluded on term customary in the sector concerned and be approved, in the case of a decision by the Executive Committee, by the Board of Directors. Without prejudice to the foregoing, each member of the Board of Directors who is faced, directly or indirectly, with a financial interest that conflicts with a decision or transaction within the competence of the Board of Directors, within the meaning of 7:96 of the CCA , as the case may be, must inform the other members of the Board of Directors thereof prior to the deliberations. The declaration, as well as the justification, must be included in the minutes of the relevant meeting of the Board of Directors.

We must inform the statutory auditor of his conflict of interests.

With a view to publication in the annual report, the Board of Directors must set out in its minutes the nature of the decision or transaction and the justification thereof, including the financial consequences of the decision or transaction for us. In the case of a conflict of interests within the Executive Committee, a copy of the minutes of the Executive Committee must be submitted to the Board of Directors at its next meeting. The chairman must procure that all these transactions involving conflicts of interests will be referred to in the annual report, with a declaration that the provisions in our Charter have been complied with.

C. Interest of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information Consolidated Financial Statements

Our consolidated financial statements are appended at the end of this Annual Report, starting at page F-1, and incorporated herein by reference.

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares. We do not anticipate paying cash dividends on our equity securities in the foreseeable future and intend to retain all available funds and any future earnings for use in the operation and expansion of our business. All of the ordinary shares, including in the form of the ADSs, offered by this report will have the same dividend rights as all of our other outstanding ordinary shares. In general, distributions of dividends proposed by our Board of Directors require the approval of our shareholders at a meeting of shareholders with a simple majority vote, although our Board of Directors may declare interim dividends without shareholder approval, subject to the terms and conditions of the CCA.

Pursuant to Belgian law, the calculation of amounts available for distribution to shareholders, as dividends or otherwise, must be determined on the basis of our non-consolidated statutory financial accounts prepared under Belgian GAAP, and not on the basis of IFRS consolidated accounts. In addition, under the CCA, we may declare or pay dividends only if, following the declaration and issuance of the dividends, the amount of our net assets on the date of the closing of the last financial year according to the our statutory annual accounts (i.e., the amount of the assets as shown in the balance sheet, decreased with provisions and liabilities, all as prepared in accordance with Belgian accounting rules), decreased with the non-amortized costs of incorporation and expansion and the non-amortized costs for research and development, does not fall below the amount of the paid-up capital (or, if higher, the called capital), increased by the amount of non-distributable reserves. Finally, prior to distributing dividends, we must allocate at least 5% of our annual net profits (under our non-consolidated statutory accounts prepared in accordance with Belgian accounting rules) to a legal reserve, until the reserve amounts to 10% of our share capital.

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

B. Significant Changes

In March 2018, we dissolved and wound up the affairs of our wholly owned subsidiary, OnCyte, LLC, or OnCyte, pursuant to the Delaware Limited Liability Company Act. As a result of the dissolution of OnCyte, all the assets and liabilities of OnCyte, including the contingent consideration payable and our license agreement with Dartmouth College, were fully distributed to and assumed by Celyad SA. Celyad SA will continue to carry out the business and obligations of OnCyte, including under our license agreement with Dartmouth College.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

The ADSs have been listed on NASDAQ under the symbol “CYAD” since June 19, 2015. Prior to that date, there was no public trading market for ADSs. Our ordinary shares have been trading on Euronext Brussels and Euronext Paris under the symbol “CYAD” since July 5, 2013. Prior to that date, there was no public trading market for ADSs or our ordinary shares.

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

B. Memorandum and Articles of Association

The information set forth in our Registration Statement on Form F-3 (File No. 333-220285), as amended, originally filed with the SEC on August 31, 2017 and declared effective by the SEC on October 6, 2017, under the headings “Description of Share Capital” and “Description of Securities”, as supplemented by the sections titled “Description of Share Capital” in the final prospectus supplement on Form 424(b)(5) dated September 11, 2019 filed with the SEC on September 12, 2019 is incorporated herein by reference.

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

We entered into an underwriting agreement with William Blair, Wells Fargo Securities, LLC and Bryan, Garnier & Co., as representatives of the underwriters, in September 2019, with respect to the ADSs and ordinary shares sold in our global offering. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities. For additional information on our material contracts, please see the sections of this Annual Report titled “Item 4.B.—Business Overview—Licensing and Collaboration Agreements” and “Item 7—Major Shareholders and Related Party Transactions.”

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

You should consult our tax advisor regarding the applicable tax consequences to you of investing in ADSs under the laws of the United States (federal, state and local), Belgium, and any other applicable foreign jurisdiction.

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

•	certain former citizens or long-term residents of the United States;

•	persons required under Section 451(b) of the Code to conform the timing of income accruals with respect to the ADSs to their financial statements;

•	holders that own (directly, indirectly, or through attribution) 10% or more of the voting power or value of the ADSs and shares; and

•	holders that have a “functional currency” for U.S. federal income tax purposes other than the U.S. dollar.

Further, this summary does not address the U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local, or non-U.S. tax considerations of the acquisition, ownership and disposition of the ADSs.

This description is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code; existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder, administrative and judicial interpretations thereof, and the Convention between the Government of the United States and the Government of the Kingdom of Belgium for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, signed on November 27, 2006, or the U.S.-Belgium Tax Treaty, in each case as of and available as of the date hereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below.

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

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. In general, a U.S. holder who owns ADSs will be treated as the beneficial owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will generally be recognized if a U.S. holder exchanges ADSs for the underlying shares represented by those ADSs.

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

Distributions. Although we do not currently plan to pay dividends, and subject to the discussion under “—Passive Foreign Investment Company Considerations” below, the gross amount of any distribution (before reduction for any amounts withheld in respect of Belgian withholding tax) actually or constructively received by a U.S. holder with respect to ADSs will be taxable to the U.S. holder as a dividend to the extent of the U.S. holder’s pro rata share of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ADSs. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as capital gain as described below under “—Sale, Exchange or Other Taxable Disposition of the ADSs.”. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Non-corporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on ADSs applicable to long-term capital gains

(i.e., gains from the sale of capital assets held for more than one year) applicable to qualified dividend income (as discussed below) if we are a “qualified foreign corporation” and certain other requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ADSs which are readily tradable on an established securities market in the United States. The ADSs are listed on the Nasdaq Global Market, or NASDAQ, which is an established securities market in the United States, and we expect the ADSs to be readily tradable on NASDAQ. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States in future years. We are incorporated under the laws of Belgium, and we believe that we qualify as a resident of Belgium for purposes of, and are eligible for the benefits of the U.S.-Belgium Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Belgium Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Dividends received by a corporate U.S. holder will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders.

A U.S. holder generally may claim the amount of any Belgian withholding tax as either a deduction from gross income or a credit against U.S. federal income tax liability. However, the foreign tax credit is subject to numerous complex limitations that must be determined and applied on an individual basis. Generally, the credit cannot exceed the proportionate share of a U.S. holder’s U.S. federal income tax liability that such U.S. holder’s “foreign source” taxable income bears to such U.S. holder’s worldwide taxable income. In applying this limitation, a U.S. holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. For foreign tax credit limitation purposes, distributions paid on ADSs that are treated as dividends will generally be foreign source income and will generally constitute passive category income. Furthermore, Belgian income taxes that are withheld in excess of the rate applicable under the U.S.-Belgium Tax Treaty (for U.S. holders that are eligible for reduced rates under the U.S.-Belgium Tax Treaty) or that are refundable under Belgian law will not be eligible for credit against a U.S. holder’s federal income tax liability. Each U.S. holder should consult its own tax advisors regarding the foreign tax credit rules.

In general, the amount of a distribution paid to a U.S. holder in a foreign currency will be the dollar value of the foreign currency calculated by reference to the spot exchange rate on the day the U.S. holder actually or constructively receives the distribution, regardless of whether the foreign currency is converted into U.S. dollars at that time.

The U.S. holder will take a tax basis in the foreign currency equal to their U.S. dollar equivalent on such date. The conversion of the foreign currency into U.S. dollars at a later date will give rise to foreign currency exchange gain or loss equal to the difference between the foreign currency’s U.S. dollar equivalent at such later time and the U.S. holder’s tax basis in the foreign currency. Any foreign currency gain or loss that a U.S. holder recognizes on a subsequent conversion of foreign currency into U.S. dollars will be U.S. source ordinary income or loss. If a distribution received in a foreign currency is converted into U.S. dollars on the day they are received, a U.S. holder should not be required to recognize foreign currency gain or loss in respect of the distribution.

Sale, Exchange or Other Taxable Disposition of the ADSs. A U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of ADSs in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder’s adjusted tax basis for those ADSs. Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, this gain or loss will generally be a capital gain or loss. The adjusted tax basis in the ADSs generally will be equal to the cost of such ADSs. Capital gain from the sale, exchange or other taxable disposition of ADSs of a non-corporate U.S. holder is generally eligible for a preferential rate of taxation applicable to capital gains, if the non-corporate U.S. holder’s holding period determined at the time of such sale, exchange or other taxable disposition for such ADSs exceeds one year (i.e., such gain is long-term taxable gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations. Any such gain or loss that a U.S. holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

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

We do not believe that we were a PFIC for the 2019 taxable year and, based on the expected composition of our income and assets, we do not expect to be a PFIC for the 2020 taxable year; however, we cannot provide any assurances regarding our PFIC status for past, current or future taxable years. Our status as a PFIC is a fact intensive determination made on an annual basis. Whether we are a PFIC for any taxable year will depend on the composition of our income and assets, and the estimated fair market values of our assets, in each year. The market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to fluctuate. Our status as a PFIC also depends on the interpretation of the rules governing the PFIC income and asset tests, which are subject to uncertainty (including with respect to the characterization of income from government grants, for which direct legal authority does not exist).

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

Certain elections exist that would result in an alternative treatment (such as mark-to-market treatment) of the ADSs. If a U.S. holder makes the mark-to- market election, the U.S. holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. holder makes the election, the U.S. holder’s tax basis in the ADSs will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to- market election is available only if we are a PFIC and the ADSs are “regularly traded” on a “qualified exchange.” The ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principal purposes the meeting of the trading requirement are disregarded). NASDAQ is a qualified exchange for this purpose and, consequently, if the ADSs are regularly traded, the mark- to-market election will be available to a U.S. holder.

If a U.S. Holder makes an effective qualified electing fund election, or QEF Election, the U.S. Holder will be required to include in gross income each year, whether or not we make distributions, as capital gains, such U.S. Holder’s pro rata share of our net capital gains and, as ordinary income, such U.S. Holder’s pro rata share of our earnings in excess of our net capital gains. We do not intend to provide the information necessary for U.S. holders to make QEF elections if we are treated as a PFIC for any taxable year.

If we are determined to be a PFIC for any taxable year included in the holding period of a U.S. holder, such holder may be subject to adverse tax consequences. U.S. holders should consult their tax advisors to determine whether any of these elections, or other elections for current or past taxable years, may be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

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

Dividends subject to the dividend withholding tax include all benefits attributed to the ordinary shares represented by the ADSs, irrespective of their form, as well as reimbursements of statutory share capital by us, except reimbursements of fiscal capital made in accordance with the Belgian Companies Code. In principle, fiscal capital includes paid-up statutory share capital, and subject to certain conditions, the paid-up issue premiums and the amounts subscribed to at the time of the issue of profit-sharing certificates. As a rule, any reduction of fiscal capital is deemed to be paid out on a pro rata basis of the fiscal capital and certain reserves (in the following order: the taxed reserves incorporated in the statutory capital, the taxed reserves not incorporated in the statutory capital and the tax-exempt reserves incorporated in the statutory capital). Only the part of the capital reduction that is deemed to be paid out of the fiscal capital will, for Belgian withholding tax purposes, not be considered as a dividend distribution provided such repayment is carried out in accordance with the relevant provisions of company law.

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

In order to benefit from this exemption, the Holder must provide us or our paying agent with a certificate confirming its qualifying status and the fact that it satisfies the required conditions. If the Holder holds the ADSs for less than one year, at the time the dividends are paid on or attributed to the shares represented by the ADSs, we must deducts the withholding tax but we do not need to transfer it to the Belgian Treasury provided that the Holder certifies its qualifying status, the date from which the Holder has held the ADSs, and the Holder’s commitment to hold the shares for an uninterrupted period of at least one year. The Holder must also inform us or our paying agent when the one-year period has expired or if its shareholding drops below 10% of our share capital before the end of the one-year holding period. Upon satisfying the one-year shareholding requirement, the deducted dividend withholding tax will be paid to the Holder.

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

The Holder must provide us or our paying agent with a certificate confirming its qualifying status and the fact that it meets the required conditions.

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

(ii)	whose corporate purpose consists solely in managing and investing funds collected in order to pay legal or complementary pensions,

(iii)	whose activity is limited to the investment of funds collected in the exercise of its statutory mission, without any profit-making aim and without operating a business in Belgium,

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

Non-resident individuals may be eligible for an exemption of the first tranche of dividend income up to the amount of €800 for the 2020 taxable year for dividends paid or attributed as of January 1, 2019. Prospective Holders are encouraged to consult their own tax advisors to determine whether they qualify for an exemption or a reduction of the withholding tax rate upon payment of dividends and, if so, the procedural requirements for obtaining such an exemption or a reduction upon the payment of dividends or making claims for reimbursement.

Capital Gains and Losses

Pursuant to the U.S.-Belgium Tax Treaty, capital gains and/or losses realized by a Qualifying Holder from the sale, exchange or other disposition of ADSs are exempt from tax in Belgium.

Capital gains realized on ADSs by a corporate Holder who is not a Qualifying Holder are generally not subject to taxation in Belgium unless such Holder is acting through a Belgian permanent establishment or a fixed place in Belgium to which the ADSs are effectively connected (in which case a 25% or 0% tax on the capital gain may apply, depending on the particular circumstances, taking into account that different rates may apply if the establishment qualifies as a small enterprise). Capital losses are generally not tax deductible.

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

The proposed FTT has a very broad scope and could, if introduced in its current form, apply to certain dealings in ADSs in certain circumstances. Under current proposals, the FTT could apply in certain circumstances to persons both within and outside of the Participating Member States. Generally, it would apply to certain dealings in ADSs where at least one party is a financial institution, and at least one party is established in a Participating Member State.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements will file reports with the SEC. Those reports may be inspected without charge on the websites described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and the our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Nevertheless, we will file with the SEC an Annual Report on Form 20-F containing financial statements that have been examined and reported on, with and opinion expressed by an independent registered public accounting firm.

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

With respect to references made in this Annual Report to any contract or other document relating to Celyad, such references are not necessarily complete and you should refer to the exhibits attached or incorporated by reference to this Annual Report for copies of the actual contract or document.

I. Subsidiary Information

Not applicable.

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

Interest rate risk

Our interest rate risk is very limited as the Company has only a limited amount of finance leases and outstanding bank loans. So far, because of the immateriality of the exposure, the Company did not enter into any interest hedging arrangements.

Credit risk

We have a limited amount of trade receivables due to the fact that sales to third parties are not significant, and thus our credit risk arises mainly from cash and cash equivalents and deposits with banks and financial institutions. The Company only works with international reputable commercial banks and financial institutions.

Foreign Exchange Risk

We are exposed to foreign exchange risk as certain short-term deposits, collaborations or supply agreements of raw materials are denominated in USD. Moreover, we have also investments in foreign operations, whose net assets are exposed to foreign currency translation risk (USD). So far, because of the immateriality of the exposure, we did not enter into any currency hedging arrangements. Sensitivity analysis has been performed on the foreign exchange risk, we refer to Note 4, and we still consider this risk as immaterial.

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the USD. Our functional currency is the Euro, but several of our product suppliers and clinical vendors invoice us in USD or in other currencies. In addition, we planned to convert a substantial portion of the proceeds from the global offering of September 16, 2019 to Euros.

We have not established any formal practice to manage the foreign exchange risk against our functional currency. As of December 31, 2019, we have trade receivables denominated in USD of $0.8 million and had trade payables denominated in USD of $1.0 million.

Foreign exchange rate movements had no material effect on our results for the year ended December 31, 2017. For the years ended December 31, 2018 and 2019, we recorded an unrealized foreign exchange loss of arising mainly from our cash and short-term deposits denominated in USD. Because of our growing activities in the United States, our foreign exchange risk may increase in the future.

In 2019, 18.7%, or $7.2 million, of our total costs were expressed in USD. In the same period for 2018 and 2017, our costs expressed in USD were 16%, or $8.0 million, and 27.4%, or $9.0 million, respectively. In 2020 and beyond, we expect the proportion of costs expressed in USD will increase due to the establishment of a team and offices in the United States and because a large part of CAR-T NKG2D clinical studies will be initiated in the United States.

Liquidity Risk

The Company is pursuing a strategy to develop therapies to treat unmet medical needs in oncology. Management has prepared detailed budgets and cash flow forecasts for the years 2020 and 2021. These forecasts reflect the strategy of the Company and include significant expenses and cash outflows in relation to the development of selected research programs and product candidates.

Based on its current scope of activities, the Company estimates that its treasury position as of December 31, 2019 is sufficient to cover its cash requirements until the first half 2021, which is beyond the readouts of our clinical trials currently ongoing.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

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

As an ADS holder, you will also be responsible to pay certain charges such as:

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

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures as such term is defined in Rules 13(a)-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are designed to ensure that information required to be disclosed in the reports that we file or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Disclosure controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives.

Our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer) has carried out an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2019. Based on that evaluation, our Chief Executive Officer (principal executive officer) and Chief Financial

Officer (principal financial officer) concluded that our disclosure controls and procedures were not effective as of December 31, 2019 at the reasonable assurance level due to the fact that material weaknesses described below under “Management’s Annual Report on Internal Control over Financial Reporting” continued to exist at December 31, 2019, as discussed below.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2019 based on the guidelines established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Management identified the following material weaknesses as of December 31, 2019: given the size of its operations, we maintain a limited finance and accounting staff, which ensures neither (i) a sufficient backup in personnel with an appropriate level of knowledge and experience in the application of IFRS, nor (ii) a proper and effective segregation of duties consistently, nor (iii) allows the documentation, on a systematic basis, of performance of controls in accordance with internal control procedures.

These material weaknesses did not result in material adjustments, or restatements of our audited consolidated financial statements or disclosures for any prior period previously reported by us. However, there is a reasonable possibility that a material misstatement of the consolidated financial statements would not have been prevented or detected on a timely basis, and therefore, they have been evaluated as material weaknesses.

As a result of the material weaknesses described above, we have concluded that our internal control over financial reporting was not effective as of December 31, 2019.

Notwithstanding these material weaknesses and management’s assessment that internal control over financial reporting was ineffective as of December 31, 2019, our management, including the our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), believes that the consolidated financial statements contained in this Annual Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS.

Management’s Plan for Remediation

With the oversight of senior management and our Audit Committee, we evaluate its internal control over financial reporting on an ongoing basis and have taken, and are taking, several remedial actions to address the material weaknesses that have been identified:

•

We have hired, and are hiring, additional finance staff, who are familiar with external financial reporting under IFRS and have experience with establishing appropriate financial reporting policies and control procedures, to provide more resources to support, design, implement and document effective internal controls over financial reporting;

•

We have engaged, and are engaging, external professional advisors with international accounting, reporting and controlling expertise to assist us in the implementation and evaluation of internal controls over financial reporting and segregating duties amongst finance and accounting personnel;

•

We have closely reviewed our Risk Control Matrix in order to perform a design gap analysis and ensure that our updated internal control environment reasonably prevents or timely detects risk of material misstatements in our financial statements;

•	We have upgraded, and are upgrading, our information technology infrastructure and accounting system to enforce proper segregation duties amongst finance and accounting information systems.

Attestation Report of the Registered Public Accounting Firm

Because we qualify as an emerging growth company under the JOBS Act, this Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting as required by Section 404(b) of the Sarbanes Oxley Act of 2002. We will cease to be an emerging growth company upon the earliest to occur of (1) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities; (3) the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities held by non-affiliates; and (4) December 31, 2020. As a result, we expect to no longer be an emerging growth company as of December 31, 2020, but we expect we will be a non-accelerated filer and may forego obtaining an attestation report of an independent registered public accounting firm regarding internal control over financial reporting for the fiscal year 2020. If we do not qualify as a non-accelerated filer, we will be required to obtain an attestation report of our independent registered public accounting firm.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected our internal control over financial reporting.

Limitations on Effectiveness of Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will provide absolute assurance that all appropriate information will, in fact, be communicated to management to allow timely decisions to be made or prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Additionally, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company, have been detected or that our control system will operate effectively under all circumstances. Moreover, the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

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

In 2015, we adopted a Code of Business Conduct and Ethics, or the Code of Conduct, that is applicable to all of our employees, members of our Executive Committee and our directors. It was most recently updated on October 5, 2018. The Code of Conduct is on our website at https://www.celyad.com/en/investors/corporate-governance. The Audit Committee of our Board of Directors is responsible for overseeing the Code of Conduct and is required to approve any waivers of the Code of Conduct for employees, members of our Executive Committee or our directors.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

BDO Réviseurs d’Entreprises SCRL has been our Auditor since May 5, 2017, as decided by our shareholders at the Annual General Assembly. Hereunder the fees billed by our Auditor for the last two years:

	Year Ended December 31, (euro in thousands)
	2019	2018
Audit fees	288	316
Audit-related fees	—	—
Tax fees	—	—
Other fees	9	14

Total	297	330

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

BDO Réviseurs d’Entreprises SCRL or BDO has served as our independent registered public accounting firm since May 2017. Audit fees with respect to 2019 amounted to €288,000. Audit fees are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that BDO generally provides, such as consents, comfort letters, reports in accordance with Belgian Company Law and assistance with and review of documents filed with the SEC.

There were no audit-related fees and tax fees paid to BDO in 2019. The other fees paid to BDO amounted to €9.000 in 2019. In accordance with Regulation S-X, Rule 2-01, paragraph (c)(7)(i), no fees for professional services were approved pursuant to any waivers of the pre-approval requirement.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CORPORATE GOVERNANCE

Along with our articles of association, we adopted a corporate governance charter in accordance with the recommendations set out in the Belgian Corporate Governance Code 2020, or the CGC, issued on May 9, 2019, by the Belgian Corporate Governance Committee. The CGC is based on a “comply or explain” system; Belgian listed companies are expected to follow the CGC, but can deviate from specific provisions and guidelines (though not the principles) provided they disclose the justification for such deviations.

Our Board of Directors complies with the principles of the CGC. However, we deviate from the following principles:

–	Remuneration in company’s shares (principle 7.6): given the legal constraints of Belgian laws, the non-executive directors do not receive a portion of their remuneration in company’s shares;

–

Stock options should not be granted to non-executive board members (principle 7.6): given the technical impossibility to grant company’s shares to non-executive directors, those directors can receive subscription rights (warrants). Those grants can attract potential candidates with high profiles, incentivize the beneficiaries in our development, and play a role as retention tool;

–

Establish a minimum number of shares required to be held by executives (principle 7.9): as of the date of this Annual Report, we have not fixed any minimum threshold for the number of shares required to be held by our executive managers. However, our executive managers have subscription rights (warrants) on our shares as described in the section 2.6.3 of this Report.

In accordance with the CGC, our Board of Directors will review its Charter from time to time and make such changes as it deems necessary and appropriate. The Charter, together with our articles of association, is available on the Company’s website (www.celyad.com) and can be obtained free of charge at our registered office. The Charter was most recently updated by resolutions of our Board of Directors on November 28, 2019.

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

•

Compensation Committee. NASDAQ Stock Market Listing Rule 5605(d)(2) requires that compensation of officers must be determined by, or recommended to, the Board of Directors for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors. NASDAQ Stock Market Listing Rule 5605(e) requires that director nominees be selected, or recommended for selection, either by a majority of the independent directors or a nominations committee comprised solely of independent directors. Under Belgian law, we are not subject to any such requirements. In particular, we are not required by Belgian law to set up any compensation or nominations committees within our Board of Directors, and are therefore not subject to any Belgian legal requirements as to the composition of such committees either. However, our articles of association provide that our Board of Directors may form committees from among its members. Our Board of Directors has set up and appointed a Nomination and Remuneration Committee. Pursuant article 7:100 of the CCA, only a majority of the members of the committee must qualify as independent as defined under article 7:100 of the CCA. Our Nomination and Remuneration Committee is currently comprised of four directors, all of whom are independent in accordance with article 7:100 of the CCA and the NASDAQ rules.

•

Independent Director Majority on Board/Meetings. NASDAQ Stock Market Listing Rules 5605(b)(1) and (2) require that a majority of the Board of Directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present. We are not required under Belgian law to have more than two independent directors on our Board of Directors. However, our articles of association provide that our Board of Directors must be comprised of at least three directors, of which, pursuant to our corporate governance charter, at least three directors must be independent directors under Belgian law. We do not intend to require the our independent directors to meet separately from the full Board of Directors on a regular basis or at all although the Board of Directors is supportive of its independent members voluntarily arranging to meet separately from the other members of our Board of Directors when and if they wish to do so.

ITEM 16G.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-[59] of this Annual Report.

ITEM 19.	EXHIBITS

The Exhibits listed in the Exhibit Index at the end of this Annual Report are filed as Exhibits to this Annual Report.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Celyad SA

Mont-Saint-Guibert, Belgium

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Celyad SA (the “Company”) and subsidiaries as of December 31, 2019 and 2018, the related consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Zaventem, Belgium

March 24, 2020

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(€’000)		As at December 31,
	Notes	2019	2018
NON-CURRENT ASSETS		47,000	42,607
Intangible assets	7	36,199	36,164
Property, Plant and Equipment	8	5,061	3,014
Non-current Trade and Other receivables	9	2,432	1,743
Non-current Grant receivables	9	3,051	1,472
Other non-current assets	9	257	215
CURRENT ASSETS		42,836	51,692
Trade and Other Receivables	11	558	367
Grant receivables	11	1,686	—
Other current assets	11	1,253	1,585
Short-term investments	12	0	9,197
Cash and cash equivalents	13	39,338	40,542

TOTAL ASSETS		89,836	94,299

EQUITY		45,619	55,589
Share Capital	15	48,513	41,553
Share premium		43,349	206,149
Other reserves	18	28,181	25,667
Accumulated deficit		(74,424)	(217,778)
NON-CURRENT LIABILITIES		32,295	29,063
Bank loans		37	229
Lease liabilities	20	2,967	652
Recoverable Cash advances (RCAs)	19	4,139	2,864
Contingent consideration payable and other financial liabilities	22	24,754	25,187
Post-employment benefits	17	398	131
Other non-current liabilities		—	—
CURRENT LIABILITIES		11,922	9,647
Bank loans		192	281
Lease liabilities	20	1,167	484
Recoverable Cash advances (RCAs)	19	346	276
Trade payables	21	6,969	5,916
Other current liabilities	21	3,248	2,690

TOTAL EQUITY AND LIABILITIES		89,836	94,299

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(€’000)		For the year ended December 31,
	Notes	2019	2018	2017
Revenue	24, 2	6	3,115	3,540
Cost of sales	2	—	—	(515)
Gross profit		6	3,115	3,025
Research and Development expenses	25	(25,196)	(23,577)	(22,908)
General & Administrative expenses	25	(9,070)	(10,387)	(9,310)
Other income	24	5,572	1,078	2,630
Other expenses	24	(191)	(8,399)	(41)
Amendment of Celdara Medical and Dartmouth College agreements	25	—	—	(24,341)
Write-off C-Cure and Corquest assets and derecognition of related liabilities	25	—	—	(1,932)
Operating Loss		(28,879)	(38,170)	(52,876)
Financial income	28	582	804	933
Financial expenses	28	(343)	(62)	(4,454)
Loss before taxes		(28,640)	(37,428)	(56,396)
Income taxes	29	8	0	1
Loss for the period (1)		(28,632)	(37,427)	(56,395)
Weighted average number of shares outstanding		12,523,166	11,142,244	9,627,601
Basic and diluted loss per share (in €)	33	(2.29)	(3.36)	(5.86)

[1]	For 2019 and 2018, the Company does not have any non-controlling interests and the losses for the year are fully attributable to owners of the parent.

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)

(€’000)	For the year ended December 31,
	2019	2018	2017
Loss for the period	(28,632)	(37,427)	(56,395)

Other comprehensive (loss)	—	—	—
Items that will not be reclassified to profit and loss	(301)	70	—
Remeasurements of post-employment benefit obligations, net of tax	(301)	70	—
Items that may be subsequently reclassified to profit or loss	(261)	(1,194)	(769)
Currency translation differences	(261)	(1,194)	(769)
Other comprehensive loss for the period, net of tax	(562)	(1,124)	(769)

Total comprehensive loss for the period	(29,194)	(38,551)	(57,164)

Total comprehensive loss for the period attributable to Equity Holders [2]	(29,194)	(38,551)	(57,164)

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(€’000)		For the year ended December 31,
	Notes	2019	2018	2017
Cash Flow from operating activities
Loss for the period		(28,632)	(37,427)	(56,395)
Non-cash adjustments
Intangibles—Amortization and impairment	7	169	66	8,038
Property, plant & equipment—Depreciation	8, 27	1,619	1,048	966
Upfront payment settled in shares		—	(843)	—
Non-Cash expense for amendment of Celdara Medical and Dartmouth College agreements	25	—	—	10,620
Fair value adjustment on securities	12	(182)	—	—
Change in fair value of contingent consideration payable and other financial liabilities	24	(433)	5,604	(193)
Remeasurement of Recoverable Cash Advances (RCA’s)	25	120	998	(5,356)
Grant income (RCA’s and others)		(3,296)	(768)	(1,376)
Loss on disposal of property, plant and equipment		—	—	—
Share-based payment expense	16	2,775	3,595	2,569
Post-employment benefits		267	(3)	—
Change in working capital
Trade receivables, other (non-)current receivables		(1,772)	(1,459)	(832)
Trade payables, other (non-)current liabilities		1,163	1,940	(2,482)
Net cash used in operations		(28,202)	(27,249)	(44,441)

Cash Flow from investing activities
Acquisition of Property, Plant & Equipment	8	(417)	(833)	(851)
Acquisitions of Intangible assets	7	(205)	(932)	(7)
Disposals of fixed assets		0	74	—
Proceeds from net investment in lease		230	—	—
Contingent liability pay-out	22	—	—	(5,107)
Acquisition of short-term investments	12	—	(26,561)	(10,749)
Proceeds from short-term investments	12	9,379	28,859	34,327
Net cash from/(used in) investing activities		8,987	607	17,613

Cash Flow from financing activities
Proceeds from bank borrowings	23	—	220	—
Repayments of bank borrowings	23	(281)	(246)	(207)
Proceeds from leases	23	—	730	542
Repayments of leases	23	(1,206)	(503)	(369)
Proceeds from issuance of shares and exercise of warrants	15	16,448	43,011	625
Proceeds from RCAs & other grants		3,571	1,187	1,376
Repayments of RCAs & other grants	19	(256)	(471)	(1,364)
Net cash from/(used in) financing activities		18,276	43,928	605
Net cash and cash equivalents at beginning of the period		40,542	23,253	48,357
Change in Cash and cash equivalents		(939)	17,286	(26,224)
Effects of exchange rate changes on cash and cash equivalents		(265)	3	1,120
Net cash and cash equivalents at the end of the period		39,338	40,542	23,253

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(€’000)	Share capital (Note 15)	Share premium (Note 15)	Other reserves (Note 18)	Accumulated deficit	Total Equity
Balance as at 1st January 2017	32,571	158,010	24,330	(124,026)	90,885

Capital increase resulting from Celdara and Dartmouth College agreements amendment	1,141	9,479	—	—	10,620
Exercise of warrants	625	—	—	—	625
Share-based payments	—	2,808	(239)	—	2,569
Total transactions with owners, recognized directly in equity	1,766	12,287	(239)	—	13,814

Loss for the year				(56,395)	(56,395)
Currency Translation differences			(769)		(769)

Total comprehensive gain/(loss) for the year	—	—	(769)	(56,395)	(57,164)

Balance as at December 31, 2017	34,337	170,297	23,322	(180,421)	47,535

Capital increase in cash	7,204	38,937	—	—	46,140
Transaction costs associated with capital increases	—	(3,141)	—	—	(3,141)
Exercise of warrants	12	—	—	—	12
Share-based payments	—	56	3,539	—	3,595

Total transactions with owners, recognized directly in equity	7,215	35,851	3,539	—	46,606
Loss of the period	—	—	—	(37,427)	(37,427)
Currency Translation differences	—	—	(1,194)	—	(1,194)
Remeasurements of defined benefit obligation	—	—	—	70	70

Total comprehensive gain/(loss) for the year	—	—	(1,194)	(37,357)	(38,551)

Balance as at 31 December 2018	41,553	206,149	25,667	(217,778)	55,589

Capital increase	6,960	11,209	—	—	18,169
Transaction costs associated with capital increases	—	(1,721)	—	—	(1,721)
Exercise of warrants	—	—	—	—	—
Share-based payments	—	—	2,775	—	2,775

Total transactions with owners, recognized directly in equity	6,960	9,488	2,775	—	19,223
Loss for the period	—	—	—	(28,632)	(28,632)
Reduction of share premium by absorption of losses	—	(172,287)	—	172,287	—
Currency Translation differences	—	—	(261)	—	(261)
Remeasurements of defined benefit obligation	—	—	—	(301)	(301)

Total comprehensive loss for the period	—	(172,287)	(261)	143,354	(29,194)

Balance as at December 31, 2019	48,513	43,349	28,181	(74,424)	45,619

The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: THE COMPANY

The Company is a clinical-stage biopharmaceutical company focused on the development of specialized CAR-T cell-based product candidates and utilizes its expertise in cell engineering to target cancer. The Company’s CAR-T cell platform has the potential to treat a broad range of solid and hematologic tumors.

The Company’s lead clinical candidate, CYAD-01, an autologous NKG2D-based CAR-T therapy, is currently being evaluated in several Phase 1 clinical trials to assess safety and clinical activity for the treatment of hematological malignancies, such as acute myeloid leukemia, and solid cancers, such as metastatic colorectal cancer. The Company is also developing CYAD-101, an investigational, non-gene edited, allogeneic (donor derived) NKG2D-based CAR-T therapy, which is currently being evaluated in a Phase 1 trial for the treatment of patients with metastatic colorectal cancer.

Celyad SA was incorporated on July 24, 2007 under the name “Cardio3 BioSciences”. Celyad SA is a limited liability company (Société Anonyme) governed by Belgian law with its registered office at Axis Parc, Rue Edouard Belin 2, B-1435 Mont-Saint-Guibert, Belgium (company number 0891.118.115). The Company’s ordinary shares are listed on NYSE Euronext Brussels and NYSE Euronext Paris regulated markets and the Company’s American Depositary Shares (ADSs) are listed on the Nasdaq Global Market, all under the ticker symbol CYAD.

The Company has three fully owned subsidiaries (together, the Group) located in Belgium (Biological Manufacturing Services SA) and in the United States (Celyad Inc. and CorQuest Medical, Inc.). OnCyte LLC was dissolved on March 8, 2018 and, as a result, all its assets and liabilities were fully distributed to and assumed by Celyad SA.

These consolidated financial statements have been approved for issuance by the Company’s Board of Directors on March 24, 2020. These statements have been audited by BDO Réviseurs d’Entreprises SCRL, the statutory auditor of the Company and independent registered public accounting firm.

The annual report is available to the public free of charge and upon request to the above-mentioned address or via the Company’s website (http://www.celyad.com/investors).

NOTE 2: GENERAL INFORMATION AND STATEMENT OF COMPLIANCE

The year-end consolidated financial statements of the Company for the twelve months ended December 31, 2019 (the “year” or “the period”) include Celyad SA and its subsidiaries. The significant accounting policies used for preparing these consolidated financial statements are explained below.

Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for:

•	Financial instruments – Fair value through profit or loss

•	Contingent consideration and other financial liabilities

•	Post-employment benefits liability

•	Equity securities held as short-term investments at 31 December 2019 (see note 13)

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

Statement of compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards, International Accounting Standards and Interpretations (collectively, IFRSs) as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, are areas where assumptions and estimates are significant to the financial statements. They are disclosed in note 5.

Going concern2

The Company is pursuing a strategy to develop therapies to treat unmet medical needs in oncology. Management has prepared detailed budgets and cash flow forecasts for the years 2020 and 2021. These forecasts reflect the strategy of the Company and include significant expenses and cash outflows in relation to the development of selected research programs and product candidates.

Based on its current scope of activities, the Company estimates that its treasury position3 as of December 31, 2019 is sufficient to cover its cash requirements until the first half 2021, therefore beyond the readouts of the Company clinical trials currently ongoing. After due consideration of the above, the Board of Directors determined that management has an appropriate basis to conclude on the business continuity over the next 12 months from balance sheet date, and hence it is appropriate to prepare the financial statements on a going concern basis.

Changes to accounting standards and interpretations

The Company has applied the same accounting policies and methods of computation in its year-end consolidated financial statements as prior year, except for those that relate to new standards and interpretations. For periods beginning on (or after) 1 January 2019, a number of new or amended standards became applicable for the first time for periods beginning on (or after) 1 January 2019, and the Group had to change its accounting policies as a result of adopting IFRS 16 Leases.

IFRS 16 standard replaces the former lease accounting requirements and, in particular, represents a significant change in the accounting and reporting of leases that were previously classified as ‘operating leases’ under IAS 17, with incremental assets and liabilities to be reported on the balance sheet and a different recognition basis for lease costs. The details of the changes in accounting policies and the transition quantitative impact are discussed further under the note 3.

None of the other new or amended standards and interpretations issued by the IASB and the IFRIC that will apply for the first time in future annual periods are expected to have a material effect on the Group as either they are not relevant to the Group’s activities or they require accounting which is consistent with the Group’s current accounting policies.

NOTE 3: ACCOUNTING PRINCIPLES

Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and

[2]

The uncertainly raised by the COVID-19 pandemic is not impacting going concern. Although there are lot of uncertainties, it does not impact the Company’s ability to continue operations until the first half of 2021.

[3]

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

The consideration transferred for the acquisition of a subsidiary is measured at the aggregate of the fair values of the assets transferred, the liabilities incurred or assumed, and the equity interests issued by the Group at the date of the acquisition. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

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

Licensing revenue

The Group enters into license and/or collaboration agreements with third-party biopharmaceutical partners. Revenue under these arrangements may include non-refundable upfront payments, product development milestone payments, commercial milestone payments and/or sales-based royalties’ payments.

Upfront payments

License fees representing non-refundable payments received at the time of signature of license agreements are recognized as revenue upon signature of the license agreements when the Group has no significant future performance obligations and collectability of the fees is assured.

Milestone payments

Milestone payments represent amounts received from the Group’s customers or collaborators. The receipt of which is dependent upon the achievement of certain scientific, regulatory, or commercial milestones. Under IFRS 15, milestone payments generally represent a form of variable consideration as the payments are likely to be contingent on the occurrence of future events. Milestone payments are estimated and included in the transaction price based on either the expected value (probability-weighted estimate) or most likely amount approach. The most likely amount is likely to be most predictive for milestone payments with a binary outcome (i.e., the Group receives all or none of the milestone payment). Variable consideration is only recognized as revenue when the related performance obligation is satisfied, and the Group determines that it is highly probable that there will not be a significant reversal of cumulative revenue recognized in future periods.

Royalty revenue

Royalty revenues arise from the Group’s contractual entitlement to receive a percentage of product sales achieved by co-contracting parties. As the Group’s co-contracting partners currently have no products based on a Celyad-technology approved for sale, the Group has not received any royalty revenue to date. Royalty revenues, if earned, will be recognized on an accrual basis in accordance with the terms of the contracts with the Group’s customers when sales occur and there is reasonable assurance that the receivables from outstanding royalties will be collected.

Sales of goods (medical devices)

Sales of medical devices are recognized when the Group has fulfilled the performance obligations under the terms of the sales contract, which includes delivery of the promised goods. Sales of medical devices generated by the Group until 2017 are associated with C-Cathez, its proprietary catheter.

GOVERNMENT GRANTS (OTHER OPERATING INCOME)

The Group’s grant income reported under ‘Other income’ in the consolidated income statement is generated from: (i) recoverable cash advances (RCAs) granted by the Regional government of Wallonia; (ii) R&D tax credits granted by the Belgian federal government; and (iii) grants received from the European Commission under the Seventh Framework Program (“FP7”) and from Regional authorities.

Government grants are recognized at their fair value where there is reasonable assurance that the grant will be received, and the Group will comply with all attached conditions. Once a government grant is recognized, any related contingent liability (or contingent asset) is treated in accordance with IAS 37.

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

R&D Tax credits

Since 2013, the Group applies for R&D tax credit, a tax incentive measure for European SME’s set-up by the Belgian federal government. When capitalizing its R&D expenses under tax reporting framework, the Group may either i) get a reduction of its taxable income (at current income tax rate applicable) ; or ii) if no sufficient taxable income is available, apply for the refund of the unutilized tax credits, calculated on the R&D expenses amount for the year. Such settlement occurs at the earliest 5 financial years after the tax credit application filed by the Group.

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

To date, all grants received are not associated with any conditions. As per each grant contract, grants are paid upon submission by the Group of a statement of eligible expenses. The Group incurs project expenses first and asks for partial refunding according to the terms of the contracts.

These government grants are recognized in profit or loss on a systematic basis over the periods in which the entity recognizes the underlying R&D expenses subsidized.

INTANGIBLE ASSETS

The following categories of intangible assets apply to the current Group operations:

Separately acquired intangible assets

Intangible assets acquired from third parties are recognized at cost, if and only if it is probable that future economic benefits associated with the asset will flow to the Group, and that the cost can be measured reliably. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. The useful life of intangible assets is assessed as finite, except for Goodwill and IPRD assets (discussed below). They are amortized over the expected useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the income statement in the expense category consistent with the function of the intangible asset.

Patents, Licenses and Trademarks

Licenses for the use of intellectual property are granted for a period corresponding to the intellectual property of the assets licensed. Amortization is calculated on a straight-line basis over this useful life.

Patents and licenses are amortized over the period corresponding to the IP protection and are assessed for impairment whenever there is an indication these assets may be impaired. Indication of impairment is related to the value of the patent demonstrated by the pre-clinical and clinical results of the technology.

Software

Software only concerns acquired computer software licenses. Software is capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives of three to five years on a straight-line basis.

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

In-process research and development costs

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

Subsequent R&D expenditure can be capitalized as part of the IPRD only to the extent that IPRD is in development stage, i.e. when such expenditure meets the recognition criteria of IAS 38. In line with biotech industry practice, the Group determines that ‘development stage’ under IAS 38 is reached when the product candidate gets regulatory approval (upon Phase III completion). Therefore, any R&D expenditure incurred between the acquisition date and the development stage should be treated as part of research phase and expensed periodically in the income statement.

Internally generated intangible assets

Except qualifying development expenditure (discussed below), internally generated intangible assets are not capitalized. Expenditure is reflected in the income statement in the year in which the expenditure is incurred.

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

PROPERTY, PLANT AND EQUIPMENT

Plant and equipment are stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Repair and maintenance costs are recognized in the income statement as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful life of the asset as follows:

•	Land and buildings: 15 to 20 years

•	Plant and equipment: 5 to 15 years

•	Laboratory equipment: 3 to 5 years

•	Office furniture: 3 to 10 years

•	Leasehold improvements: based on remaining duration of office building lease

•	Right-of-use assets: over lease term

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

LEASES

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date whether fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

The Group leases various offices, facilities, cars and IT-equipment.

Until the 2018 financial year, leases of property, plant and equipment were classified as either finance or operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.

From 1 January 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable;

•	variable lease payment that are based on an index or a rate;

•	amounts expected to be payable by the lessee under residual value guarantees;

•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and

•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease term covers the non-cancellable period for which the Group has the right to use an underlying asset, together with both:

(a)	periods covered by an option to extend the lease if the Group is reasonably certain to exercise that option; and

(b)	periods covered by an option to terminate the lease if the Group is reasonably certain not to exercise that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability;

•	any lease payments made at or before the commencement date less any lease incentives received;

•	any initial direct costs; and

•	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets primarily comprise IT-equipment.

The Group subleases some office space it leases from a head lessor. In its capacity as intermediate lessor, the Group assesses whether the sublease is a finance or operating lease in the context of the right-of-use asset being leased. The sublease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of the underlying right-of-use asset. It is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership of the underlying right-of-use asset.

From time to time, the Group may enter into sale and leaseback transactions. When a sale occurs, both the seller-lessee and the buyer-lessor account for the leaseback in the same manner as any other lease. Specifically, the seller-lessee recognizes a lease liability and right-of-use asset for the leaseback (subject to the optional exemptions for short-term leases and leases of low-value assets).

Adjustments recognized on adoption of IFRS 16

The Group has adopted IFRS 16 modified retrospective approach from January 1, 2019 but has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new lease accounting principles are therefore recognized in the opening balance sheet on January 1, 2019.

On adoption date, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate as at 1 January 2019 (weighted-average rate applied was

7.5%). The right-of-use assets were measured at an amount equal to the lease liability on that date. The Group then derecognized a right-of-use asset to a head lease transferred to a sublessee under a finance lease and recognized the net investment in the sublease, measured using the same discount rate as that used to measure the liability under the head lease.

The Group used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	application of a single discount rate to a portfolio of lease with similar characteristics;

•	exclusion of initial direct costs from measuring the right-of-use asset at the date of initial application; and

•	use of hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

On January 1, 2019, the Group recognized an additional lease liability of €3.9 million primarily relating to its headquarter offices as well as R&D and manufacturing facilities, and an increase in right-of-use assets and net investment in leases of €3.0 million and €0.9 million, respectively. No effect resulted on the balance of accumulated deficit on 1 January 2019.

The transition impact is detailed as follows:

(€’000)
Operating leases commitments disclosed—31 December 2018	2,912
Future minimum sublease income offset against amount of operating lease commitments previously disclosed [1]	1,078
Adjustment as a result of different treatment of extension options	957
‘Low-value assets’ and ‘short-term’ leases [2]	(137)
Operating leases commitments as per IFRS 16 scope	4,810
Discounting effect @ incremental borrowing rate	(928)
IFRS 16 lease liability (discounted) recognized at transition date—1 January 2019	3,882
IFRS 16 lease liability (non-current)—1 January 2019	3,208
IFRS 16 lease liability (current)—1 January 2019	674

[1]	This relates to a real estate property lease in which the Group acts as an intermediate lessor between a head lessor and a sublessee.
[2]	IFRS 16 scope exemptions, as commented above.

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

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Group estimates the asset’s or cash-generating unit’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase. An impairment loss recognized on goodwill is however not reversed in a subsequent period.

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

CASH AND CASH EQUIVALENTS

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and very short-term deposits with an original maturity of one month or less. Cash and cash equivalents are carried in the balance sheet at their nominal value.

FINANCIAL ASSETS

Classification

The Group classifies its financial assets in accordance with IFRS 9 categories for measurement purposes. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

‘Amortized cost’ measurement category refers to loans and receivables which are non-derivative financial assets, with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period which are classified as non-current assets. This measurement category comprises “cash and cash equivalents”, “short-term investments”, and relevant financial assets within “(non-) current trade and other receivables”, “(non-) current grant receivables” and “other (non-) current assets”.

Initial recognition and measurement

All financial assets are recognized initially at fair value plus or minus, in the case of a financial asset not at fair value through profit or loss, directly attributable transaction costs.

Subsequent measurement

After initial measurement, financial assets are subsequently measured at amortized cost using the effective interest rate method (EIR), less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fee or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the income statement. The losses arising from impairment are recognized in the income statement.

Impairment of financial assets

In relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model. The expected credit loss model requires the Group to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition of the financial assets. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

Specifically, IFRS 9 requires the Group to recognize a loss allowance for expected credit losses on trade receivables and contract assets.

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

Given the current nature and size of operations of the Group, these requirements mainly apply to the financial assets reported under ‘non-current trade receivables’. The carrying value of these receivables (resulting from Mesoblast license agreement commented further under the disclosure note 24) take into account a discount rate equal to the Group partner’s incremental borrowing rate and, accordingly, is already credit risk-adjusted. The Group considers there is no significant additional credit risk related to this receivable, which would not have been captured by discounting effect, both at inception of the receivable and at the reporting date. As such, no additional ECL allowance per se has been recognized for this financial asset or any other financial asset.

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

FINANCIAL LIABILITIES

Classification

The Group’s financial liabilities include “bank loans”, “lease liabilities”, “recoverable cash advances”, “contingent consideration and other financial liabilities”, “trade payables” and relevant financial liabilities within “Other (non-) current liabilities”.

The Group classifies and measures its financial liabilities at ‘amortized cost’ using the effective interest method, except “contingent consideration and other financial liabilities” which are classified and measured at ‘fair value through profit or loss’.

Initial recognition and measurement

All financial liabilities are recognized initially at fair value plus or minus, in the case of a financial liabilities not at fair value through profit or loss, directly attributable transaction costs.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as explained above. In particular:

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

Employee benefits

Post-employment plan

The Group operates a pension plan which requires defined contributions (DC) to be funded by the Group externally at a third-party insurance company. Under Belgian law, an employer must guarantee a minimum rate of return on the Group’s contributions. Therefore, any pension plan (including DC plans) organized in Belgium is treated as defined benefit plans under IAS 19.

At balance sheet date, the minimum rates of return guaranteed by the Group are as follows, in accordance with the law of 18 December 2015:

•	1.75% for the employer’s contributions paid as from 1 January 2016 (variable rate based on Governmental bond OLO rates, with a minimum of 1.75% and a maximum of 3.75%);

•	3.25% (fixed rate) for the employer’s contributions paid until 31 December 2015.

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

The undiscounted amount of the benefits expected to be paid in respect of services rendered by employees in an accounting period is recognized in that period. The expected cost of short-term compensated absences is recognized as the employees render services that increase their entitlement or, in the case of non-accumulating absences, when the absences occur, and includes any additional amounts the entity expects to pay as a result of unused entitlements at the end of the period.

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

Modification

Where the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award were met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction or is otherwise beneficial to the employee as measured at the date of modification.

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

Cancellation

An equity-settled award can be forfeited with the departure of a beneficiary before the end of the vesting period or cancelled and replaced by a new equity settled award. When an equity-settled award is forfeited, the previously recognized expense is offset and credited in the income statement. When an equity-settled award is cancelled, the previously recognized expense is offset and credited in the income statement. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

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

NOTE 4: RISK MANAGEMENT

Financial risk factors

Interest rate risk

The interest rate risk is very limited as the Group has only a limited amount of finance leases and outstanding bank loans. So far, because of the immateriality of the exposure, the Group did not enter into any interest hedging arrangements.

Credit risk

The Group has a limited amount of trade receivables due to the fact that sales to third parties are not significant and thus the Group’s credit risk arises mainly from cash and cash equivalents and deposits with banks and financial institutions. The Group only works with international reputable commercial banks and financial institutions.

Foreign exchange risk

The Group is exposed to foreign exchange risk as certain collaborations or supply agreements of raw materials are denominated in USD. Moreover, the Group has also investments in foreign operations, whose net assets are exposed to foreign currency translation risk (USD). So far, because of the immateriality of the exposure the Group did not enter into any currency hedging arrangements.

At year-end, the foreign exchange risk exposure exists mainly on the cash and short-term deposits denominated in USD.

EUR/USD foreign (loss)/gain exposure	+2%	+1%	-1%	-2%
31 December 2019	(€0.1 million)	(€0.1 million)	+€0.1 million	+€0.1 million
31 December 2018	(€0.2 million)	(€0.1 million)	+€0.1 million	+€0.2 million

A depreciation of 1% on the USD versus EUR would translate into an unrealized foreign exchange loss of €60k for the Group at December 31, 2019.

Liquidity risk

The Group is pursuing a strategy to develop therapies to treat unmet medical needs in oncology. Management has prepared detailed budgets and cash flow forecasts for the years 2020 and 2021. These forecasts reflect the strategy of the Group and include significant expenses and cash outflows in relation to the development of selected research programs and product candidates.

Based on its current scope of activities, the Group estimates that its treasury position as of December 31, 2019 is sufficient to cover its cash requirements until the first half 2021, which is beyond the readouts of our clinical trials currently ongoing.

Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an adequate structure to limit to costs of capital.

NOTE 5: CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

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

Going Concern

When assessing going concern, the Group’s Board of directors considers mainly the following factors:

•	the treasury available at balance sheet date;

•	the cash burn projected in accordance with approved budget for next 12-month period as from the date of the balance sheet; and,

•	the availability of grant funding and outcome of ongoing and future grant applications payback loan to be received for the next 12-month period.

Revenue

The recognition of revenue relating to license and collaboration agreements involves management estimates and requires judgement as to:

(i)	classifying the license agreement (right-to-use or right-to-access license) in accordance with ‘Licensing’ Application Guidance set forth in IFRS 15;

(ii)	identifying the performance obligations comprised in the contract;

(iii)	estimating probability for (pre-)clinical development or commercial milestone achievement;

(iv)	determining the agreed variable considerations to be included in the transaction price taking into account the constraining limit of the “highly probable” criteria;

(v)	allocating the transaction price according to the stand-alone selling price of each of the performance obligations; and

(vi)	estimating the finance component in the transaction price, based on the contract expected duration and discount rate.

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

In accordance with the RCA agreements, the following two components are assessed when calculating estimated future cash flows:

•	30% of the initial RCA, which is repayable when the Group exploits the outcome of the research financed; and

•	a remaining amount, which is repayable based on a royalty percentage of future sales milestones.

After initial recognition, RCA liabilities are measured at amortized cost using the cumulative catch up method requiring management to regularly revise its estimates of payments and to adjust the carrying amount of the financial liability to reflect actual and revised estimated cash flows.

Measurement and impairment of non-financial assets

With the exception of goodwill and certain intangible assets for which an annual impairment test is required, the Group is required to conduct impairment tests where there is an indication of impairment of an asset. Measuring the fair value of a non-financial assets requires judgement and estimates by management. These estimates could change substantially over time as new facts emerge or new strategies are taken by the Group. Further details are contained in Note 7.

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

Contingent consideration provisions

The Group records a liability for the estimated fair value of contingent consideration arising from business combinations. The estimated amounts are the expected payments and timing of such payments, determined by considering the possible scenarios of forecast sales and other performance criteria, the amount to be paid under each scenario, and the probability of each scenario, which is then discounted to a net present value. The estimates could change substantially over time as new facts emerge and each scenario develops.

Deferred Tax Assets

Deferred tax assets for unused tax losses are recognized to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. Further details are contained in Note 30.

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

NOTE 6: OPERATING SEGMENT INFORMATION

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

CODM is not reviewing assets by segments, hence no segment information per assets is disclosed. At reporting date, the main Group’s non-current assets are located in Belgium.

€’000	For the year ended December 31, 2017
	Cardiology	Immuno-oncology	Corporate	Group Total
Revenues	35	3,505		3,540
Cost of Sales		(515)		(515)
Gross Profit	35	2,990	—	3,025
Research & Development expenses	(2,881)	(20,027)	—	(22,908)
General & Administrative expenses	—	—	(9,310)	(9,310)
Other Income and expenses	1,070	151	1,370	2,589
Non-recurring operating (expenses)/income	(1,932)	—	(24,341)	(26,273)
Operating Profit (Loss)	(3,708)	(16,886)	(32,281)	(52,876)
Net Financial Charges	—	—	(3,521)	(3,518)
Profit (Loss) before taxes	(3,708)	(16,886)	(35,802)	(56,396)
Income Taxes	—	—	1	1
Profit (Loss) for the year 2017	(3,708)	(16,886)	(35,801)	(56,395)

In 2017, there were some important one-time non-recurrent items impacting significantly the consolidated income statement. The Board decided to isolate these non-recurrent items in the presentation of the consolidated income statement.

€’000	For the year ended 31 December 2018,
	Cardiology	Immuno-oncology	Corporate	Group Total
Revenue recognized at a point in time	2,399	—	—	2,399
Revenue recognized over time	—	716	—	716
Total Revenue	2,399	716	—	3,115
Cost of Sales	—	—	—	—
Gross Profit	2,399	716	—	3,115
Research & Development expenses	(375)	(23,202)	—	(23,577)
General & Administrative expenses	—	—	(10,387)	(10,387)
Net Other income/(loss)	(686)	(6,765)	130	(7,321)
Operating Profit/(Loss) - EBIT	1,338	(29,251)	(10,257)	(38,170)
Net financial income/(loss)	—	—	743	743
Profit/(Loss) before taxes	1,338	(29,251)	(9,515)	(37,428)
Income Taxes	—	—	0	0
Profit/(Loss) for the year 2018	1,338	(29,251)	(9,514)	(37,427)

In 2018, the Group entered into a license agreement with Mesoblast relating to the C-Cathez device, in the Cardiology segment, resulting in €2.4 million revenue recognized. See disclosure note 24.

€’000	For the year ended 31 December 2019,
	Cardiology	Immuno-oncology	Corporate	Group Total
Revenue recognized at a point in time	6	—	—	6
Revenue recognized over time	—	—	—	—
Total Revenue	6	—	—	6
Cost of Sales	—	—	—	—
Gross Profit	6	—	—	6
Research & Development expenses	(146)	(25,049)	—	(25,196)
General & Administrative expenses	—	—	(9,070)	(9,070)
Net Other income/(loss)	63	5,228	90	5,381
Operating Profit/(Loss) - EBIT	(78)	(19,821)	(8,979)	(28,879)
Net financial income/(loss)	212	(183)	211	239
Profit/(Loss) before taxes	134	(20,005)	(8,769)	(28,640)
Income Taxes	—	—	8	8
Profit/(Loss) for the year 2019	134	(20,005)	(8,761)	(28,632)

Since mid of 2016, the Group is fully focused on the development of its immuno-oncology platform. Therefore, as of December 31, 2019, most of the R&D expenses were incurred in the immuno-oncology segment, in line with prior year.

NOTE 7: INTANGIBLE ASSETS

The change in intangible assets is broken down as follows, per class of assets:

(€’000)	Goodwill	In-process research and development	Development costs	Patents, licenses, trademarks	Software	Total
Cost:
At 1 January 2018	914	34,854	1,084	13,337	111	50,300
Additions	—	—	—	877	55	932
Currency translation adjustments	(31)	(1,177)	—	—	—	(1,208)
Divestiture	—	—	—	—	(2)	(2)
At 31 December 2018	883	33,677	1,084	14,214	164	50,022
Additions	—	—	—	181	46	227
Currency translation adjustments	—	—	—	—	—	—
Divestiture	—	—	—	(1,493)	(30)	(1,523)
At 31 December 2019	883	33,678	1,084	12,903	179	48,726

Accumulated amortization
At 1 January 2018	—	—	(345)	(13,337)	(110)	(13,792)
Amortization charge	—	—	(66)	(1)	(0)	(68)
Divestiture	—	—	—	—	2	2
At 31 December 2018	—	—	(411)	(13,338)	(109)	(13,858)
Amortization charge	—	—	(66)	(92)	(12)	(169)
Divestiture	—	—	—	1,493	8	1,501
Impairment (non-recurring loss)	—	—	—	—	—	—
At 31 December 2019	—	—	(477)	(11,938)	(112)	(12,527)

Net book value
Cost	883	33,677	1,084	14,214	164	50,022
Accumulated amortization	—	—	(411)	(13,338)	(109)	(13,858)
At 31 December 2018	883	33,677	673	876	55	36,164

Cost	883	33,678	1,084	12,903	179	48,726
Accumulated amortization	—	—	(477)	(11,938)	(112)	(12,527)
At 31 December 2019	883	33,678	607	965	66	36,199

The capitalized development costs relate to the development of C-Cathez. Since May 2012 and the CE marking of C-Cathez, the development costs of C-Cathez are capitalized and amortized over the estimate residual intellectual property protection as of the CE marking (ie. until 2029). No other development costs have been capitalized up till now. All other programs (ao. C-Cure, CYAD-01, CYAD-02, CYAD-101…) related development costs have been assessed as not being eligible for capitalization and have therefore been recognized in the income statement as research and development expenses. Software is amortized over a period of 3 to 5 years.

Goodwill, In-process R&D, Patents, Licenses and Trademarks relate to the following items:

•

Goodwill and In-process research and development resulted from the purchase price allocation exercise performed for the acquisition of Oncyte LLC in 2015. As of balance sheet date, Goodwill and In-Process Research and Development are not amortized but tested for impairment.

•

A license, granted in August 2007 by Mayo Clinic (for an amount of €9.5 million) upon the Group’s inception and an extension to the licensed field of use, granted on October 29, 2010 for a total amount of €2.3 million. The license and its extension were amortized straight line over a period of 20 years, in accordance with the license term. A €6.0 million impairment loss has been recognized on the remaining net book value in the year ended 31 December 2017.

•

Patents acquired upon the acquisition of CorQuest LLC in November 2014. The fair value of these intellectual rights was then determined to be €1.5 million. These patents were amortized over 18 years, corresponding to the remaining intellectual property protection filed for the first patent application in 2012. A €1.2 million impairment loss has been recognized on the remaining net book value in the year ended 31 December 2017. On November 22, 2019 the Heart-XS (CorQuest patents) patents and related rights have been divested to Corquest MedTech SRL, a third-party company established under Belgian laws, whose one of the founders is one of the technology developers, prior its sale to Celyad SA).

•

Exclusive Agreement for Horizon Discovery’s shRNA Platform to develop next-generation allogenic CAR-T Therapies acquired for $1.0 million end of December 2018. In October 2019, the Group capitalized the milestone payments for a total amount of $0.2 million related to the exercise of the option on the Exclusive Agreement and to the first effective IND, filed by the Group, relating to the product CYAD-02. This patent is amortized over the remaining period of 10 years, corresponding to the remaining intellectual property protection of 20 years, filed for the first patent application in 2008.

The Immuno-oncology cash generating unit (CGU) reach a net book value of €35.5 million at balance sheet date. This CGU is composed by:

•	the goodwill and In-process R&D resulting from the purchase price allocation exercise performed for the acquisition of Oncyte LLC in 2015, and;

•	the Horizon Discovery’s shRNA platform.

The variance on the total intangible assets as of December 31, 2019 resulted primarily from the regular amortization of C-Cathez costs and the Group’s Patents & Licenses.

Impairment testing

Impairment testing is detailed below.

Immuno-oncology CGU impairment test4

Goodwill and In-process research and development (IPRD) exclusively relate to the acquisition of the former entity Oncyte LLC (meanwhile liquidated into Celyad SA) which was acquired in 2015. Management performs an annual impairment test on goodwill and on ‘indefinite lived assets’ that are not amortized in accordance with the accounting policies stated in note 3. The impairment test has been performed at the level the immuno-oncology segment corresponding to the CGU to which the goodwill and the IPRD belong as well as the Horizon Discovery’s shRNA platform. The recoverable amount has been calculated based on the fair value less costs to sell model, which requires the use of assumptions. The calculations use cash flow projections based on 11-year period business plan based on probability of success of CYAD-01 and CYAD-101 product candidates as well as extrapolations of projected cash flows resulting from the future expected sales associated with CYAD-01 and CYAD-101. CGU recoverable value, determined accordingly, exceeds its carrying amount. Accordingly, no impairment loss was recognized neither on goodwill, on the IPRD nor on the Horizon Discovery’s shRNA platform intangible assets at balance sheet date.

Management’s key assumptions about projected cash flows when determining fair value less costs to sell are as follows:

• Discount rate (WACC)	14.6% (13,9% in 2018), in line with industry standards for biotechnological companies and WACC used by Equity Research companies following the Group

[4]	The uncertainly raised by the COVID-19 pandemic is not impacting impairment testing. Although there are lot of uncertainties, it does not impact the Group’s assets valuation as of December 31, 2019.

• Sales revenue growth in the Terminal Value	a decline of 25% of the estimated product revenue has been considered in the Terminal Value (for infinite extrapolation purposes)

• Probabilities of Success (PoS)	based on Clinical Development Success Rates observed for the period 2006-2015 determined by independent business intelligence consulting companies for hematologic and solid oncological diseases. Probability of the Group’s product candidates getting on the market used were in line with prior year and as follows:

PoS	Phase I	Phase I to II	Phase II to III	Phase III to BLA	BLA to Approval	Cumulative PoS
CYAD-01 CYAD-101	100%	63%	26%	45%	83%	6.3%

The sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. The following table presents the sensitivity analyses of the recoverable amount of the CGU associated to the immuno-oncology operations:

Sensitivity analysis		Discount rate (WACC)
Terminal Revenue Growth rate	Impact on model value	14.6%	15.3%	16.0%
	-35%	-12%	-20%	-27%
	-30%	-7%	-15%	-23%
	-25%	Model Reference	-9%	-17%

Even at the lower terminal revenue growth and higher discount rate, the recoverable value of the CGU exceeds its carrying amount at balance sheet date.

C-Cure impairment test

Pursuant to 2017 strategic decision to focus all the efforts of the Group on the development of the immuno-oncology platform and the lack of strategic business development opportunities identified for the C-Cure (Mayo Licenses), this asset had been fully impaired as of December 31, 2017. CGU’s recoverable amounts being confirmed to be zero at current year-end, the 100% impairment allowance has been carried forward at balance sheet date.

NOTE 8: PROPERTY, PLANT AND EQUIPMENT

(€’000)	Property	Equipment	Furnitures	Leasehold	Total
Cost:
At 1 January 2018	—	4,537	445	3,059	8,042
Additions	—	564	10	260	833
Reclass BMS SA	—	(1,032)	24	1,007	—
Disposals	—	(123)	(154)	(140)	(417)
Currency translation adjustments	—	1	4	8	13

At 31 December 2018	—	3,947	329	4,195	8,470
Additions	2,810	648	37	167	3,662
Disposals	—	(496)	(59)	(172)	(728)
Currency translation adjustments	—	0	—	4	4

At 31 December 2019	2,810	4,099	307	4,193	11,409

Accumulated depreciation:
At 1 January 2018	—	(3,126)	(229)	(1,395)	(4,750)
Reclass BMS SA	—	786	(24)	(761)	—
Depreciation charge	—	(529)	(49)	(469)	(1,048)
Currency translation adjustments	—	117	93	133	343
Disposals	—	0	(1)	(1)	(1)

At 31 December 2018	—	(2,751)	(211)	(2,494)	(5,456)
Depreciation charge	(399)	(711)	(54)	(455)	(1,619)
Disposals	—	496	59	172	728
Currency translation adjustments	—	(0)	—	(1)	(1)
At 31 December 2019	(399)	(2,967)	(205)	(2,776)	(6,347)

Net book value
Cost	—	3,947	329	4,195	8,471
Accumulated depreciation	—	(2,751)	(211)	(2,494)	(5,456)
At 31 December 2018	—	1,196	117	1,701	3,014

Cost	2,810	4,099	307	4,193	11,409
Accumulated depreciation	(399)	(2,967)	(205)	(2,776)	(6,347)
At 31 December 2019	2,411	1,132	101	1,417	5,061

Property, Plant and Equipment is mainly composed of right-of-use on leased offices, facilities and equipment (including vehicles), office furniture, leasehold improvements, and laboratory equipment.

The variance on the total tangible assets as of December 31, 2019 resulted primarily from the capitalization of leases as a right-of-use on leased buildings (mainly relating to the Group’s headquarter offices as well as R&D and manufacturing facilities) and equipment (including vehicles) under IFRS 16 Leases as from January 1, 2019. See disclosure note 3 and 27.

Some lease relates to contracts with financial institutions and relate to laboratory and office equipment. All such leases have a maturity of three years. A key common feature is that they include a bargain option to purchase the leased asset at the end of the three-year-lease term. The total of future minimum lease payments at the end of the reporting period, and their present value reported on the balance sheet, are similar amounts.

The acquisition of BMS in 2016 was accounted for as an asset deal. The fair value of the assets acquired is concentrated in one identifiable asset, i.e. the GMP laboratories. A reclass of BMS equipment to Leasehold has been operated in 2018 without having any impact on the net book value. The difference between the purchase price and the net assets of BMS at the date of acquisition is then allocated entirely to the Property, Plant and Equipment.

NOTE 9: OTHER NON-CURRENT ASSETS

(€’000)	As at 31 December,
	2019	2018
Non-current trade receivables Mesoblast license agreement	1,955	1,743
Net investment in Lease	477	—

Total Non-current Trade and Other receivables	2,432	1,743

In May 2018, the Group has entered into an exclusive license agreement with Mesoblast. More details on the transaction and its revenue recognition pattern is set forth in disclosure note 24.

At balance sheet date, a net investment in lease has been recorded in view of adoption of new accounting standard IFRS16 Leases as from January 1, 2019, as the Group subleases some office spaces it leases from a head lessor. See disclosure note 3.

(€’000)	As at 31 December,
	2019	2018
R&D Tax credit receivable	3,051	1,472

Total Non-current Grant receivables	3,051	1,472

Deposits	257	215

Total Other non-current assets	257	215

In 2017, the Group recognized for the first time a R&D tax credit (€1.2 million) receivable from the federal government that included a one-off catch-up effect. As from 2018, further R&D tax credit receivables are recorded on an annual base increment. For the current year, the R&D tax credit has been updated for an amount of €1.6 million, taking into account all information available at this date.

The non-current assets refer to security deposits paid to the lessors of the building leased by the Group and a deposit to the Social Security administration.

NOTE 10: INVENTORIES AND WORK IN PROGRESS

Not applicable

NOTE 11: TRADE, OTHER RECEIVABLES AND OTHER CURRENT ASSETS

(€’000)	As at 31 December,
	2019	2018
Trade receivables	156	277
Advance deposits	149	90
Net Investment in Lease	253	—
Other receivables	—	—

Total Trade and Other receivables	558	367

Current Grant receivables (RCAs)	693	—
Current Grant receivables (Others)	993	—

Total Current Grant receivables	1,686	—

Prepaid expenses	647	593
VAT receivable	356	255
Income and other tax receivables	251	737

Total Other current assets	1,253	1,585

Total Trade receivables, advances and other current assets	3,497	1,952

Impairment of receivables is assessed on an individual basis at the end of each accounting year.

At balance sheet date, no receivable was overdue. There were no carrying amounts for trade and other receivables denominated in foreign currencies, except for the net investment in lease for which carrying amount is under USD. No impairments were recorded on trade receivables and other current assets.

Trade receivables balance increase mainly due to net investment in lease for some subleased office space after first adoption of IFRS 16 Leases as from January 1, 2019. See disclosure note 3.

The advance deposits increase relates to the clinical trials on CYAD-02 (€0.1 million). This effect is partly compensated by decrease of trade receivables after collection of payment on a non-clinical supply services agreement signed with ONO (€0.2 million receivable at year-end 2018).

As of December 31, 2019, grant receivables for a total amount of €1.7 million has been recorded due to new Walloon Region conventions signed end of 2019 (CYAD-01 Deplethink 8087, CYAD-221 & CYAD-221 8066 and CYAD-03 1910028). Contracts numbered 8087 & 1910028 are related to recoverable cash advances for €0.7 million.

In comparison with year-end 2018, income other tax receivables mainly decrease due to lower withholding tax to be received from the Group’s short-term deposits interests (€0.2 million), combined with the recovering of previous years withholding taxes (€0.3 million).

NOTE 12: SHORT-TERM INVESTMENT

(€’000)	As at 31 December,
	2019	2018
Short-term cash deposits	—	8,559
Investment in equity securities	0	639

Total	0	9,197

Amounts recorded as short-term investments correspond to short-term cash deposits with fixed interest rates. Short-term deposits are made for variable periods (from 1 to 12 months) depending on the short-term cash requirements of the Group. Interest is calculated at the respective short-term deposit rates. Given the level of market interest rates of corporate deposits of short-term maturities, the Group has reduced the amounts invested in short-term deposits over 2019.

Mesoblast equity shares received in settlement of the upfront payment for the C-Cathez licensing agreement (see disclosure note 24) have been settled during the first semester 2019.

NOTE 13: CASH AND CASH EQUIVALENT

(€‘000)	As at 31 December,
	2019	2018
Cash at bank and on hand	39,338	40,542

Total	39,338	40,542

Cash at banks earn interest at floating rates based on daily bank deposit rates.

The credit quality of cash and cash equivalents and short-term cash deposit balances may be categorized between A-1 and A+ based on Standard and Poor’s rating at December 31, 2019.

NOTE 14: INVESTMENT IN SUBSIDIARIES

The consolidation scope of the Group is as follows, for both current and comparative years presented in these year-end financial statements:

Name	Country of Incorporation and Place of Business	Nature of Business	Proportion of ordinary shares directly held by parent (%)	Proportion of ordinary shares held by the Group (%)	Proportion of ordinary shares held by non-controlling interests (%)
Celyad SA	BE	Biopharma	Parent company
Celyad Inc	US	Biopharma	100%	100%	0%
CorQuest Medical Inc	US	Medical Device	100%	100%	0%
Biological Manufacturing Services SA	BE	Manufacturing	100%	100%	0%

Cardio3 Inc was incorporated in 2011 to support clinical and regulatory activities of the Group in the US. Cardio3 Inc was renamed in Celyad Inc in 2015. The growth of the activities of Celyad Inc is associated to the development of the US clinical and regulatory activities of the Group in the US.

CorQuest Medical Inc has been acquired on November 5, 2014. CorQuest Medical Inc. is developing Heart-XS, a new access route to the left atrium. In November 2019, the patent rights related to Heart-XS has been sold to CorQuest MedTech SRL, a newly constituted Belgian company developing innovative cellular medicines. The Group do not hold any ordinary share within CorQuest MedTech SRL.

Biological Manufacturing Services SA (BMS) has been acquired in May 2016. BMS owns GMP laboratories. BMS rent its laboratories to Celyad SA since 2009 and until April 30, 2016. Until the acquisition, BMS had been treated as a related party to the Group.

Oncyte LLC had been acquired on January 21, 2015. It has been liquidated in March 2018. Oncyte LLC was the company hosting the CAR T-Cell portfolio of clinical and pre-clinical stage immuno-oncology IP assets, as disclosed in our previous annual reports. In 2018, as a result of the liquidation, these IP assets have been transferred to Celyad SA, without any impact on the Group’s operations.

NOTE 15: SHARE CAPITAL

The number of shares issued is expressed in units

	As of 31 December,
	2019	2018
Total number of issued and outstanding shares	13,942,344	11,942,344

Total share capital (€‘000)	48,513	41,553

As of December 31, 2019, the share capital amounts to €48,513k represented by 13,942,344 fully authorized and subscribed and paid-up shares with a nominal value of €3.48 per share. This number does not include warrants issued by the Group and granted to certain directors, employees and non-employees of the Group.

History of the capital of the Company

The Company has been incorporated on July 24, 2007 with a share capital of €62,500 by the issuance of 409,375 class A shares. On August 31, 2007, the Company has issued 261,732 class A shares to Mayo Clinic by way of a contribution in kind of the upfront fee that was due upon execution of the Mayo License for a total amount of €9,500,000.

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

On October 29, 2010, the Company closed its third financing round resulting in a capital increase totaling €12,100,809. The capital increase can be detailed as follows:

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

•

contribution in kind of a payable towards Mayo Foundation for Medical Education and Research for a total amount of €3,069,911 by the issuance of 69,455 class B shares at a price of €44.20 per share. The payable towards Mayo Clinic was related to (i) research undertaken by Mayo Clinic in the years 2009 and 2010, (ii) delivery of certain materials, (iii) expansion of the Mayo Clinical Technology License Contract by way the Second Amendment dated October 18, 2010.

On May 5, 2011, pursuant the decision of the Extraordinary General Meeting, the capital was reduced by an amount of €18,925,474 equivalent to the outstanding net loss as of 31 December 2010.

On May 31, 2013, the Company closed its fourth financing round, the ‘Round D financing’. The convertible loans E, F, G and H previously recorded as financial debt were converted in shares which led to an increase in equity for a total amount of €28,645k of which € 5,026k is accounted for as capital and € 6,988k as share premium. The remainder (€ 16,613k) is accounted for as other reserves. Furthermore, a contribution in cash by existing shareholders of the Company led to an increase in share capital and issue premium by an amount of €7,000k.

At the Extraordinary Shareholders Meeting of June 11, 2013 all existing classes of shares of the Company have been converted into ordinary shares. Preferred shares have been converted at a 1 for 1 ratio.

On July 5, 2013, the Company completed its Initial Public Offering. The Company issued 1,381,500 new shares at €16.65 per shares, corresponding to a total of €23,002k.

On July 15, 2013, the over-allotment option was fully exercised for a total amount of €3,450k corresponding to 207,225 new shares. The total IPO proceeds amounted to €26,452k and the capital and the share premium of the Company increased accordingly. The costs relating to the capital increases performed in 2013 amounted to €2.8 million and are presented as a deduction of share premium.

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

Also, in 2015, the capital of the Company was also increased by way of exercise of Company warrants. Over three different exercise periods, 6,749 warrants were exercised resulting in the issuance of 6,749 new shares. The capital and the share premium of the Company were therefore increased respectively by €23k and €196k.

Over 2017 the capital of the Company was also increased by way of exercise of Company warrants. Over four different exercise periods, 225,966 warrants were exercised resulting in the issuance of 225,966 new shares. The capital of the Company was therefore increased by €625k.

In August 2017, pursuant to the amendment of the agreements with Celdara Medical LLC and Dartmouth College, the CAR-T technology inventors, the capital of the Company was increased by way of contribution in kind of a liability owed to Celdara Medical LLC. 328,275 new shares were issued at a price of €32.35 (being the Company share’s average market price for the 30 days preceding the transaction) and the capital and the share premium of the Company were therefore increased respectively by €1,141k and €9,479k without this had an impact on the cash and cash equivalents, explaining why such transaction is not disclosed in the consolidated statement of cashflows.

In May 2018 the Company completed a global offering of $54.4 million (€46.1 million), resulting in cash proceeds for an amount of €43.0 million net of bank fees and transaction costs.

In May 2019, share premium decreased as a result of the absorption of accounting losses for an amount of €172.3 million, with a counterpart in the financial statements line item ‘Accumulated Deficit’. The absorption of the accumulated deficit into share premium is a non-cash accounting transaction.

In September 2019, the Company completed a global offering of $20.0 million (€18.2 million), resulting in cash proceeds for an amount of €16.4 million net of bank fees and transaction costs.

As of December 31, 2019, all shares issued have been fully paid.

The following share issuances occurred since the incorporation of the Company:

Category	Transaction date	Description	# of shares	Par value (in €)
Class A shares	24 July 2007	Company incorporation	409,375	0.15
Class A shares	31 August 2007	Contribution in kind (upfront fee Mayo License)	261,732	36.30
Class B shares	23 December 2008	Capital increase (Round B)	137,150	35.36
Class B shares	23 December 2008	Contribution in kind (Loan B)	67,502	35.36
Class B shares	28 October 2010	Contribution in cash	21,000	22.44
Class B shares	28 October 2010	Contribution in kind (Loan C)	92,068	35.36
Class B shares	28 October 2010	Contribution in kind (Loan D)	57,095	35.36
Class B shares	28 October 2010	Contribution in cash	73,793	35.36
Class B shares	28 October 2010	Exercise of warrants	12,300	22.44
Class B shares	28 October 2010	Contribution in kind (Mayo receivable)	69,455	44.20
Class B shares	28 October 2010	Contribution in cash	9,048	44.20
Class B shares	31 May 2013	Contribution in kind (Loan E)	118,365	38.39
Class B shares	31 May 2013	Contribution in kind (Loan F)	56,936	38.39
Class B shares	31 May 2013	Contribution in kind (Loan G)	654,301	4.52
Class B shares	31 May 2013	Contribution in kind (Loan H)	75,755	30.71
Class B shares	31 May 2013	Contribution in cash	219,016	31.96
Class B shares	4 June 2013	Conversion of warrants	2,409,176	0.01
Ordinary shares	11 June 2013	Conversion of Class A and Class B shares in ordinary shares	4,744,067	—
Ordinary shares	5 July 2013	Initial Public Offering	1,381,500	16.65
Ordinary shares	15 July 2013	Exercise of over-allotment option	207,225	16.65
Ordinary shares	31 January 2014	Exercise of warrants issued in September 2008	5,966	22.44
Ordinary shares	31 January 2014	Exercise of warrants issued in May 2010	333	22.44
Ordinary shares	31 January 2014	Exercise of warrants issued in January 2013	120,000	4.52
Ordinary shares	30 April 2014	Exercise of warrants issued in September 2008	2,366	22.44
Ordinary shares	16 June 2014	Capital increase	284,090	44.00
Ordinary shares	30 June 2014	Capital increase	284,090	44.00
Ordinary shares	4 August 2014	Exercise of warrants issued in September 2008	5,000	22.44
Ordinary shares	4 August 2014	Exercise of warrants issued in October 2010	750	35.36
Ordinary shares	3 November 2014	Exercise of warrants issued in September 2008	5,000	22.44
Ordinary shares	21 January 2015	Contribution in kind (Celdara Medical LLC)	93,087	37.08
Ordinary shares	7 February 2015	Exercise of warrant issued in May 2010	333	22.44
Ordinary shares	3 March 2015	Capital increase	713,380	44.50
Ordinary shares	11 May 2015	Exercise of warrant issued in May 2010	500	22.44
Ordinary shares	24 June 2015	Capital increase	1,460,000	60.25
Ordinary shares	4 August 2015	Exercise of warrant issued in May 2010	666	22.44
Ordinary shares	4 August 2015	Exercise of warrant issued in October 2010	5,250	35.36
Ordinary shares	1 February 2017	Exercise of warrant issued in May 2013	207,250	2.64
Ordinary shares	2 May 2017	Exercise of warrant issued in May 2013	4,900	2.64
Ordinary shares	1 August 2017	Exercise of warrant issued in May 2013	7,950	2.64
Ordinary shares	23 August 2017	Contribution in kind (Celdara Medical LLC)	328,275	32.35
Ordinary shares	9 November 2017	Exercise of warrant issued in May 2013	5,000	2.64
Ordinary shares	9 November 2017	Exercise of warrant issued in October 2010	866	35.36
Ordinary shares	7 February 2018	Exercise of warrant issued in May 2013	4,500	2.64
Ordinary shares	22 May 2018	Capital increase	2,070,000	22.29
Ordinary shares	16 Sept 2019	Capital increase	2,000,000	9.08

(€000)
	Nature of the transactions	Share Capital	Share premium	Number of shares
	Balance as of January 1st, 2018	34,337	170,297	9,867,844

	Issue of shares related to exercise of warrants	12	—	4,500
	Capital increase as a result of the global offering	7,204	35,796	2,070,000
	Share Based Payment	—	56	—
	Balance as of December 31, 2018	41,553	206,149	11,942,344

	Issue of shares related to exercise of warrants	—	—	—
	Absorption of accounting losses into Share premium	—	(172,287)	—
	Capital increase as a result of the global offering	6,960	9,488	2,000,000
	Share Based Payment	—	—	—
	Balance as of December 31, 2019	48,513	43,349	13,942,344

The total number of shares issued and outstanding as of December 31, 2019 totals 13,942,344 ordinary common shares.

NOTE 16: SHARE-BASED PAYMENTS

The Group operates an equity-based compensation plan, whereby warrants are granted to directors, management and selected employees and non-employees. The warrants are accounted for as equity-settled share-based payment plans since the Group has no legal or constructive obligation to repurchase or settle the warrants in cash.

Each warrant gives the beneficiaries the right to subscribe to one common share of the Group. The warrants are granted for free and have an exercise price equal to the lower of the average closing price of the Group share over the 30 days prior to the offer, and the last closing price before the day of the offer, as determined by the Board of Directors of the Group.

Changes in the number of warrants outstanding and their related weighted average exercise prices are as follows:

		2019		2018
	Weighted average exercise price (in €)	Number of warrants	Weighted average exercise price (in €)	Number of warrants
Outstanding as of 1 January	30.71	731,229	31.76	674,962
Granted	13.21	610,250	23.09	111,600
Forfeited	8.24	(24,100)	28.79	(50,833)
Exercised	—	0	2.64	(4,500)
Expired	23.60	(24,999)	—	0
At 31 December	22.56	1,292,380	30.71	731,229

No warrant exercised in 2019. There were 24,999 warrants expired in 2019, that were issued in May 2014.

Warrants outstanding at the end of the year have the following expiry date and exercise price:

Warrant plan issuance date	Vesting date	Expiry date	Number of warrants outstanding as of 31 December, 2019	Number of warrants outstanding as of 31 December, 2018	Exercise price per share
29 October 2010	29 October 2013	29 October 2020	766	766	35.36
06 May 2013	06 May 2016	06 May 2023	2,500	2,500	2.64
05 May 2014	05 May 2017	05 May 2024	35,698	60,697	38.29
05 November 2015	05 November 2018	05 November 2025	250,982	245,982	33.39
08 December 2016	08 December 2019	08 December 2021	42,500	42,500	22.41
29 June 2017	29 June 2020	29 June 2022	285,084	294,484	31.44
26 October 2018	26 October 2021	19 September 2024	401,350	84,300	18.07
25 October 2019	25 October 2022	25 October 2024	273,500	—	8.16

			1,292,380	731,229

Warrants issued on October 29, 2010

At the Extraordinary Shareholders Meeting of October 29, 2010, a plan of 79,500 warrants was approved. Warrants were offered to Group’s employees, non-employees and directors. Out of the 79,500 warrants offered, 61,050 warrants were accepted by the beneficiaries and 766 warrants are outstanding on the date hereof.

The 61,050 warrants were vested in equal tranches over a period of three years. The warrants become 100% vested after the third anniversary the issuance. The warrants that are vested can only be exercised at the end of the third calendar year following the issuance date, thus starting on January 1, 2014. The exercise price amounts to €35.36. Warrants not exercised within 10 years after issue become null and void.

Warrants issued on May 6, 2013

At the Extraordinary Shareholders Meeting of 6 May 2013, a plan of 266,241 warrants was approved. Warrants were offered to Group’s employees and management team. Out of the 266,241 warrants offered, 253,150 warrants were accepted by the beneficiaries and 2,500 warrants are outstanding on the date hereof.

The 253,150 warrants were vested in equal tranches over a period of three years. The warrants become 100% vested after the third anniversary the issuance. The warrants that are vested can only be exercised at the end of the third calendar year following the issuance date, thus starting on January 1, 2017. The exercise price amounts to €2.64. Warrants not exercised within 10 years after issue become null and void.

Warrants issued on May 5, 2014

At the Extraordinary Shareholders Meeting of 5 May 2014, a plan of 100,000 warrants was approved. Warrants were offered to Group’s employees, non-employees and directors in five different tranches. Out of the warrants offered, 94,400 warrants were accepted by the beneficiaries and 35,698 warrants are outstanding on the date hereof.

The 100,000 warrants were vested in equal tranches over a period of three years. The warrants become 100% vested after the third anniversary the issuance. The warrants that are vested can only be exercised at the end of the third calendar year following the issuance date, thus starting on January 1, 2018. The exercise price of the different tranches ranges from €33.49 to €45.05. Warrants not exercised within 10 years after issue become null and void.

Warrants issued on November 5, 2015

At the Extraordinary Shareholders Meeting of November 5, 2015, a plan of 466,000 warrants was approved. Warrants were offered to Group’s employees, non-employees and directors in five different tranches. Out of the warrants offered, 353,550 warrants were accepted by the beneficiaries and 250,982 warrants are outstanding on the date hereof.

These warrants vest in equal tranches over a period of three years. The warrants become 100% vested after the third anniversary of issuance. The warrants that are vested can only be exercised as from the end of the third calendar year following the issuance date, thus starting on January 1, 2019. The exercise price of the different tranches ranges from €15.90 to €34.65. Warrants not exercised within 10 years after issue become null and void.

Warrants issued on December 8, 2016

On December 8, 2016, the Board of Directors issued a new plan of 100,000 warrants. An equivalent number of warrants were cancelled from the remaining pool of warrants of the plan of November 5, 2015. Warrants were offered to Group’s employees and non-employees in two different tranches. Out of the warrants offered, 45,000 warrants were accepted by the beneficiaries and 42,500 warrants are outstanding on the date of the financial statements.

These warrants will vest in equal tranches over a period of three years. The warrants become 100% vested after the third anniversary of issuance. The warrants that are vested can only be exercised as from the end of the third calendar year following the issuance date, thus starting on January 1, 2020. The exercise price of the different tranches ranges from €17.60 to €36.81. Warrants not exercised within 5 years after issue become null and void.

Warrants issued on June 29, 2017

At the Extraordinary Shareholders Meeting of June 29, 2017, a plan of 520,000 warrants was approved. Warrants were offered in different tranches to beneficiaries (employees, non-employees and directors). Out of the warrants offered, 334,400 warrants were accepted by the beneficiaries and 285,084 warrants are outstanding on the date hereof.

These warrants will be vested in equal tranches over a period of three years. The warrants become 100% vested after the third anniversary of issuance. The warrants that are vested can only be exercised as from the end of the third calendar year following the issuance date, thus starting on January 1, 2021. The exercise price of the different tranches ranges from €31.34 to €48.89. Warrants not exercised within 5 years after issue become null and void.

Warrants issued on October 26, 2018

On October 26, 2018, the Board of Directors issued a new plan of 700,000 warrants. Warrants were offered in different tranches to beneficiaries (employees, non-employees and directors). Out of the warrants offered, 426,050 warrants were accepted by the beneficiaries and 401,350 warrants are outstanding on the date of the financial statements.

These warrants will vest in equal tranches over a period of three years. The warrants become 100% vested after the third anniversary of issuance. The warrants that are vested can only be exercised as from the end of the third calendar year following the issuance date, thus starting on January 1, 2022. The exercise price of the different tranches ranges from €9.36 to €22.04. Warrants not exercised within 5 years after issue become null and void.

Warrants issued on October 25, 2019

On October 25, 2019, the Board of Directors issued a new plan of 939,500 warrants. Warrants were offered in different tranches to beneficiaries (employees, non-employees and directors). Out of the warrants offered, 273,500 warrants were accepted by the beneficiaries and 273,500 warrants are outstanding on the date of the financial statements.

These warrants will vest in equal tranches over a period of three years. The warrants become 100% vested after the third anniversary of issuance. The warrants that are vested can only be exercised as from the end of the third calendar year following the issuance date, thus starting on January 1, 2023. The exercise price of the first offer was of €8.16 . Warrants not exercised within 5 years after issue become null and void.

As a result, at December 31, 2019, there are 1,292,380 Warrants outstanding which represent approximately 8.48% of the total number of all issued and outstanding voting financial instruments.

The fair value of the warrants has been determined at grant date based on the Black-Scholes formula. The variables, used in this model, are:

	Warrants issued on
	29 October 2010	31 January 2013	06 May 2013	05 May 2014	05 Nov. 2015	08 Dec. 2016	29 June 2017	26 October 2018	25 October 2019	Total
Number of warrants issued	79,500	140,000	266,241	100,000	466,000	100,000	520,000	700,000	939,500	3,311,241
Number of warrants granted	61,050	140,000	253,150	94,400	353,550	45,000	334,400	426,050	273,500	1,981,100
Number of warrants not fully vested as of 31 December 2019	—	—	—	—	—	12,500	285,084	401,350	273,500	972,434
Average exercise price (in €)	35.36	4.52	2.64	38.29	33.39	22.41	31.44	18.07	8.16	22.58
Expected share value volatility	35.60%	35.60%	39.55%	67.73%	60.53%	61.03%	60.61%	58.82%	59.14%
Risk-free interest rate	3.21%	2.30%	2.06%	1.09%	0.26%	(0.40%)	(0.23%)	(0.06%)	(0.38%)
Average fair value (in €)	9.00	2.22	12.44	25.22	21.73	11.28	15.65	8.80	3.97	12.34
Weighted average remaining contractual life	0.82	3.08	3.34	4.34	5.84	1.94	2.49	3.82	4.82

The total net expense recognized in the income statement for the outstanding warrants totals €2.8 million for the year 2019 (€3.6 million for the prior year 2018).

NOTE 17: POST-EMPLOYMENT BENEFITS

(€’000)	As at 31 December,
	2019	2018
Pension obligations	398	131

Total	398	131

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

At the end of each year, the Group is measuring and accounting for the potential impact of defined benefit accounting for these pension plans with a minimum fixed guaranteed return.

The contributions to the plan are determined as a percentage of the yearly salary. There are no employee contributions. The benefit also includes a death in service benefit.

The amounts recognized in the balance sheet are determined as follows:

	As at 31 December,
(€‘000)	2019	2018
Present value of funded obligations	2,330	1,838
Fair value of plan assets	(1,932)	(1,706)

Deficit of funded plans	398	131
Total deficit of defined benefit pension plans	398	131
Liability in the balance sheet	398	131

The change in the defined benefit liability over the year is as follows:

(€‘000)	Present value of obligation	Fair value of plan assets	Total
As at 1 January 2018	1,704	1,499	204
Current service cost	190	0	190
Interest expense/(income)	36	31	5

	1,929	1,530	399

Remeasurements
- Return on plan assets, excluding amounts included in interest expense/(income)	—	9	(9)
- Actuarial (Gain)/loss due to change in actuarial assumptions	(58)	0	(58)
- Actuarial (Gain)/Loss due to experience	(3)	0	(3)

	(61)	9	(70)

Employer contributions:	0	198	(198)
Benefits Paid	(31)	(31)	—

At 31 December 2018	1,838	1,707	131

As at 1 January 2019	1,838	1,707	131

Current service cost	193	0	193
Interest expense/(income)	44	31	13

	2,076	1,737	339

Remeasurements
- Return on plan assets, excluding amounts included in interest expense/(income)	—	0	—
- Actuarial (Gain)/loss due to change in actuarial assumptions	222	0	222
- Actuarial (Gain)/Loss due to experience	70	0	70

	292	—	292

Employer contributions:	0	233	(233)
Benefits Paid	(38)	(38)	—

At 31 December 2019	2,330	1,932	398

The income statement charge included in operating profit for post-employment benefits amount to:

(€‘000)	2019	2018
Current service cost	193	190
Interest expense on DBO	44	36
Expected return on plan assets	(40)	(30)

Net periodic pension cost	198	195

The re-measurements included in other comprehensive loss amount to:

(€‘000)	2019	2018
Effect of changes in actuarial assumptions	222	(58)
Effect of experience adjustments	70	(3)
(Gain)/Loss on assets for the year	8	(9)

Remeasurement of post-employment benefit obligations	301	(70)

Plan assets relate all to qualifying insurance policies. The significant actuarial assumptions as per December 31, 2019 were as follows:

Demographic assumptions (for both current and comparative years presented in these year-end financial statements):

•	Mortality tables: mortality rates-5 year for the men and 5 year for the women

•	Withdrawal rate: 15% each year

•	Retirement age: 65 years

Economic assumptions:

•	Yearly inflation rate: 1.8%

•	Yearly salary raise: 1.5% (above inflation)

•	Yearly discount rate: 1.2%

If the discount rate would decrease with 0,5% then, the defined benefit obligation would increase with 6.2%. Reversely if the discount rate would increase with 0,5% then the defined benefit obligation would decrease with 6.6%.

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

Through its defined benefit pension plan, the Group is exposed to several risks, the most significant of which are detailed below:

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

Expected contributions to pension plans for next financial year amount to €0.2 million.

NOTE 18: OTHER RESERVES

(€’000 )	Share based payment reserve	Convertible loan	Currency Translation Difference	Total
Balance as at 1st January 2018	6,707	16,631	(17)	23,322
Vested share-based payments	3,539	0	0	3,539
Currency Translation differences subsidiaries	0	0	(1,194)	(1,194)

Balance as at 31 December 2018	10,246	16,631	(1,211)	25,667

Vested share-based payments	2,775	0	0	2,775
Currency Translation differences subsidiaries	0	0	(261)	(261)

Balance as at 31 December 2019	13,021	16,631	(1,472)	28,181

NOTE 19: ADVANCES REPAYABLE

	As at December 31,
(€‘000)	2019	2018
Non-Current portion as at 1st January	2,864	1,544
Non-Current portion as at 31 December	4,139	2,864

Current portion as at 1st January	276	226
Current portion as at 31 December	346	276

Total Recoverable Cash Advances at 1st January	3,140	1,770
Total Recoverable Cash Advances 31 December	4,484	3,140

The Group receives government support in the form of recoverable cash advances from the Walloon Region in order to compensate the research and development costs incurred by the Group.

At balance sheet date, the Group has been granted total recoverable cash advances amounting to €34.8 million. Out of this total amount : i) €26.3 million have been received to date ; ii) out of the active contracts, an amount of €7.0 million should be received in 2020 or later depending on the progress of the different programs partially funded by the Region ; and iii) an amount of €1.5 million refer to contracts for which the exploitation has been abandoned (and thus will not be received).

For further details, reference is made to the table below which shows (i) the year for which amounts under those agreements have been received and initially recognized on the balance sheet for the financial liability and deferred grant income components and (ii) a description of the specific characteristics of those recoverable cash advances including repayment schedule and information on other outstanding advances. In 2020, the Group will be required to make exploitation decisions on the Group’s remaining outstanding RCA related to the CAR-T platform.

(in €‘000)			Amounts received for the years ended 31 December				Amounts to be received		As at 31 December 2019
Id	Project	Contractual amount	Prior years	2018	2019	Cumulated cashed in	2020 and beyond	Status	Amount reimbursed (cumulative)
5160	C-Cure	2,920	2,920	—	—	2,920	—	Abandoned	—
5731	C-Cure	3,400	3,400	—	—	3,400	—	Abandoned	—
5914	C-Cure	700	687	—	—	687	—	Abandoned	180
5915	C-Cathez	910	910	—	—	910	—	Exploitation	530
5951	Industrialization	1,470	866	—	—	866	—	Abandoned	245
6003	C-Cure	1,729	1,715	—	—	1,715	—	Abandoned	—
6230	C-Cure	1,084	1,084	—	—	1,084	—	Abandoned	—
6363	C-Cure	1,140	1,126	—	—	1,126	—	Abandoned	1,536
6548	Industrialization	660	541	—	—	541	—	Abandoned	—
6633	C-Cathez	1,020	1,020	—	—	1,020	—	Exploitation	245
6646	Proteins	1,200	450	—	—	450	—	Abandoned	450
7027	C-Cathez	2,500	2,500	—	—	2,500	—	Exploitation	375
7246	C-Cure	2,467	2,467	—	—	2,467	—	Abandoned	—
7502	CAR-T Cell	2,000	2,000	—	—	2,000	—	Exploitation	20
7685	THINK	3,496	873	1,187	1,086	3,146	350	Research	—
8087	CYAD01-Deplethink	2,492	—	—	623	623	1,869	Research	—
8088	CYAD02-Cycle1	3,538	—	—	885	885	2,654	Research	—
1910028	CwalityCAR	2,102	—	—	—	—	2,102	Research	—

Total		34,828	22,559	1,187	2,593	26,339	6,975		3,581

Regarding active contracts (in exploitation status):

The contracts 5915 has the following specific characteristics:

•	funding by the Region covers 70% of the budgeted project costs;

•	certain activities have to be performed within the Region;

•	in case of an outlicensing agreement or a sale to a third party, the Group will have to pay 10% of the price received (excl. of VAT) to the Region;

•

sales-independent reimbursements, sales-dependent reimbursements, and amounts due in case of an outlicensing agreement or a sale to a third party, are, in the aggregate, capped at 100% of the principal amount paid out by the Region;

•	sales-dependent reimbursements payable in any given year can be set-off against sales-independent reimbursements already paid out during that year;

•

the amount of sales-independent reimbursement and sales-dependent reimbursement may possibly be adapted in case of an outlicensing agreement, a sale to a third party or industrial use of a prototype or pilot installation, when obtaining the consent of the Walloon Region to proceed thereto.

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

•

the amount of sales-independent reimbursement and sales-dependent reimbursement may possibly be adapted in case of an outlicensing agreement, a sale to a third party or industrial use of a prototype or pilot installation, when obtaining the consent of the Region to proceed thereto.

•	in case of bankruptcy, the research results obtained by the Group under those contracts are expressed to be assumed by the Region by operation of law.

The table below summarizes, in addition to the specific characteristics described above, certain terms and conditions for the recoverable cash advances:

Contract number	Research phase	Percentage of total project costs	Turnover- dependent reimbursement	Turnover-independent reimbursement	Interest rate accrual	Amounts due in case of licensing (per year) resp. Sale
(€’000)
5160	01/05/05-30/04/08	70%	0.18%	Consolidated with 6363	N/A	N/A
5731	01/05/08-31/10/09	70%	0.18%	Consolidated with 6363	N/A	N/A
5914	01/09/08-30/06/11	70%	5.00%	€30k in 2012 and €70k each year after	N/A	10% with a minimum of 100/Y
5915	01/08/08-30/04/11	70%	5.00%	€40k in 2012 and €70k each year after	N/A	10% with a minimum of 100/Y
5951	01/09/08-31/12/14	70%	5.00%	€100k in 2014 and €150k each year after	N/A	10% with a minimum of 200/Y
6003	01/01/09-30/09/11	60%	0.18%	Consolidated with 6363	N/A	N/A
6230	01/01/10-31/03/12	60%	0.18%	Consolidated with 6363	N/A	N/A
6363	01/03/10-30/06/12	60%	0.18%	From €103k to €514k starting in 2013 until 30% of advance is reached	Starting on 01/01/13	N/A
6548	01/01/11-31/03/13	60%	0.01%	From €15k to €29k starting in 2014 until 30% of advance is reached	Starting on 01/10/13	N/A
6633	01/05/11-30/11/12	60%	0.27%	From €10k to €51k starting in 2013 until 30% of advance is reached	Starting on 01/06/13	N/A
6646	01/05/11-30/06/15	60%	0.01%	From €12k to €60k starting in 2015 until 30% of advance is reached	Starting on 01/01/16	N/A
7027	01/11/12-31/10/14	50%	0.33%	From €25k to €125k starting in 2015 until 30% of advance is reached	Starting on 01/01/15	N/A
7246	01/01/14-31/12/16	50%	0,05%	From €30k to €148k starting in 2017 until 30% of advance is reached.	Starting in 2017	N/A
7502	01/12/15-30/11/18	45%	0.19%	From €20k to €50k starting in 2019 until 30% is reached.	Starting 2019	N/A
7685	1/01/17-31/12/19	45%	0.33%	From €35k to €70k starting in 2020 until 30% is reached.	Starting 2020	N/A
8087	01/05/19-31/12/20	45%	0.22%	From €25k to €75k starting in 2021 until 30% is reached	Starting 01/01/21	N/A
8088	01/05/19-31/12/20	45%	0.21%	From €35k to €106k starting in 2021 until 30% is reached	Starting 01/01/21	N/A
1910028	06/06/19-05/05/21	45%	0.01%	From €21k to €42k starting in 2022 until 30% is reached	Starting 01/06/21	N/A

NOTE 20: DUE DATES OF THE FINANCIAL LIABILITIES

The table below analyses the Group’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows, except for advances repayable which are presented at amortized cost. Contingent consideration liability has not been disclosed in the table below, because as of balance sheet date, it does not meet the definition of a contractual obligation. Commitments relating to contingent consideration are detailed in the Note 31.

Financial liabilities reported as at December 31, 2019:

(€‘000)	Total	Less than one year	One to three years	Three to five years	More than five years
As at 31 December, 2019
Lease liabilities	4,838	1,401	1,952	1,100	385
Bank loan	229	192	37	—	—
Pension obligations	398	—	—	—	398
Advances repayable (current and non-current)	4,484	346	490	486	3,163
Total financial liabilities	9,949	1,939	2,479	1,586	3,946

Financial liabilities reported as at December 31, 2018:

(€‘000)	Total	Less than one year	One to five years	Three to five years	More than five years
As at 31 December, 2018
Finance leases	1,136	484	652	—	—
Operating leases	2,912	708	942	729	533
Bank loan	510	281	229	—	—
Pension obligations	131	—	—	—	131
Advances repayable (current and non-current)	3,140	276	717	560	1,587
Total - material contractual obligations	7,829	1,749	2,540	1,290	2,250

NOTE 21: TRADE PAYABLES AND OTHER CURRENT LIABILITIES

(€‘000)	As at 31 December,
	2019	2018
Total Trade payables	6,969	5,916
Other current liabilities
Social security	482	314
Payroll accruals and taxes	1,750	1,351
Other current liabilities	1,016	1,024

Total Other current liabilities	3,248	2,690

Total Trade payables and other current liabilities	10,217	8,606

Trade payables are non-interest-bearing liabilities and are normally settled on a 90-day terms. Their increase is mainly attributable to timing of clinical operations in the fourth quarter of 2019.

The Other current liabilities include the short-term debts to employees and social welfare and tax agencies.

No discounting was performed to the extent that the amounts do not present payments terms longer than one year at the end of each financial year presented.

NOTE 22: FINANCIAL INSTRUMENTS

Financial instruments not reported at fair value

The carrying and fair values of financial instruments that are not carried at fair value in the financial statements was as follows at December 31, for current and comparative year-ends:

(€‘000)	As of December 31, 2019
	Loans and receivables	Fair value
Financial Assets (‘Amortized cost’ category) within:
Non-current Trade receivables	2,432	2,432
Other non-current assets	257	257
Trade receivables and other current assets	558	558
Short-term investments	0	0
Cash and cash equivalents	39,338	39,338

Total	42,586	42,586

For the above-mentioned financial assets, the carrying amount as per December 31, 2019 is a reasonable approximation of their fair value.

(€‘000)	As of December 31, 2019
	Financial liabilities at amortized cost	Fair value
Financial Liabilities (‘Financial liabilities at amortized cost’ category) within:
Bank loans	229	229
Lease liabilities	4,134	4,134
RCAs liability	4,484	4,484
Trade payables and other current liabilities	6,969	6,969

Total	15,759	15,759

For the above-mentioned financial liabilities, the carrying amount as per December 31, 2019 is a reasonable approximation of their fair value.

	As of December 31, 2018
(€‘000)	Loans and receivables	Fair value
Financial Assets (‘Amortized cost’ category) within:
Non-current Trade receivables	1,743	1,743
Other non-current assets	215	215
Trade receivables and other current assets	367	367
Short-term investments	9,197	9,197
Cash and cash equivalents	40,542	40,542

Total	52,065	52,065

For the above-mentioned financial assets, the carrying amount as per December 31, 2018 is a reasonable approximation of their fair value.

	As of December 31, 2018
(€‘000)	Financial liabilities at amortized cost	Fair value
Financial Liabilities (‘Financial liabilities at amortized cost’ category) within:
Bank loans	510	510
Lease liabilities	1,136	1,136
RCAs liability	3,140	3,140
Trade payables and other current liabilities	5,916	5,916

Total	10,702	10,702

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

Financial instruments reported at fair value on balance sheet

Contingent consideration and other financial liabilities are reported at fair value in the statement of financial position using Level 3 fair value measurements for which the Group developed unobservable inputs:

(€‘000)
	Level I	Level II	Level III	Total
Assets
Investment in equity securities	0	—	—	0

Total Assets	0	—	—	0

Liabilities	—	—	—	—
Contingent consideration and other financial liabilities	—	—	24,754	24,754

Total Liabilities	—	—	24,754	24,754

The change in their balances is detailed as follows:

CONTINGENT CONSIDERATION AND OTHER FINANCIAL LIABILITIES ROLL FORWARD

(€‘000)	For the year ended
	2019	2018
Opening balance Contingent consideration at 1 January	20,282	15,549
Milestone payment	—	—
Fair value adjustment	(430)	4,733
Currency Translation Adjustment	—	—
Closing balance Contingent consideration at 31 December	19,853	20,282
Opening balance Other financial liabilities at 1 January	4,905	4,034
Fair value adjustment	(4)	871
Closing balance Other financial liabilities at 31 December	4,901	4,905

Total—Contingent consideration and Other financial liabilities at 31 December	24,754	25,187

The contingent consideration and other financial liabilities refer to the acquisition of the Group’s immuno-oncology platform and corresponds to the fair value of the potential future payments due to Celdara Medical, LLC and Dartmouth College. The liability evolution reflects the development of the Group’s product candidates using CAR-T technology and their progress towards market approval in both autologous and allogeneic programs, as well as the update of the Group’s underlying business plans and revenue forecast.

The liability decrease at balance sheet date is due to the fair value adjustment at reporting date, mainly driven by discount rate (WACC) update and refinement on time-to-market assumptions at year-end 2019, both partly compensated by USD foreign exchange rate update as of December 31, 2019.

The contingent consideration liability captures the commitments disclosed under Note 31. It does not include any amount for contingent consideration payable relating to any sub-licensing agreements entered into or to be entered into by the Group for the reasons that:

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

Contingent consideration sensitivity analysis

A sensitivity analysis has been performed on the key assumptions driving the fair value of the contingent consideration liability. The main drivers are i) the discount rate (WACC), ii) the sales long-term growth rate in the terminal value and iii) the probabilities of success (PoS) for the Group’s product candidates to get commercialized.

	Discount rate (WACC)
	10.6%	12.6%	14.6%	16.6%	18.6%
Cont. consideration (€ million)	32.2	28.2	24.8	21.9	19.5
Impact (%)	30%	14%	—	-12%	-21%

	Sales long-term growth rate in the terminal value
	-40%	-32.5%	-25%	-17.5%	-10%
Cont. consideration (€ million)	23.3	23.9	24.8	26.0	28.0
Impact (%)	-6%	-3%	—	5%	13%

To determine the contingent consideration liability, the Group used the same probabilities of success than for impairment testing purposes (see Note 7):

PoS	Phase I	Phase I to II	Phase II to III	Phase III to NDA/BLA	NDA/BLA to Approbation	Cumulated PoS
CYAD-01 CYAD-101	100%	63%	26%	45%	83%	6.3%

In order to assess the sensitivity to this driver, the Group applies here an incremental probability factor to the bottom-line cumulative PoS disclosed below:

	Probabilities of Success
	-20%	-10%	PoS model	10%	20%
Cont. consideration (€ million)	19.8	22.3	24.8	27.2	29.7
Impact (%)	-20%	-10%	—	10%	20%

NOTE 23: CHANGES IN LIABILITIES ARISING FROM FINANCIAL ACTIVITIES

The change in bank loans balances is detailed as follows:

BANK LOANS FINANCIAL LIABILITY ROLL FORWARD

(€‘000)	For the year ended
	2019	2018
Opening balance at 1 January	510	536
New bank loans	—	220
Installments	(281)	(245)

Closing balance at 31 December	229	510

The change in lease liability balances is detailed as follows:

LEASES LIABILITY ROLL FORWARD

(€‘000)	For the year ended
	2019	2018
Opening balance at 1 January	1,136	909
New leases	4,204	730
Installments	(1,206)	(503)

Closing balance at 31 December	4,134	1,136

The change in recoverable cash advance liability balances is detailed as follows:

RECOVERABLE CASH ADVANCE LIABILITY ROLL FORWARD

(€‘000)	For the year ended
	2019	2018
Opening balance at 1 January	3,140	1,770
Repayments	(256)	(226)
New Liability component	1,481	598
Remeasurement	120	998

Closing balance at 31 December	4,484	3,140

The change in the recoverable cash advances liability at balance sheet date reflects both the new liability components recorded during the year as well as the remeasurement of the liability at amortized cost, based on the Group’s updated business plan and sales forecast for the Group’s CAR-T product candidates. See Note 22. The year-end balance also captures the repayments of contractual turnover independent lump sums to the Walloon Region (relating to C-Cathez agreements).

NOTE 24: REVENUES AND NET OTHER INCOME AND EXPENSES

(€‘000)	For the year ended 31 December,
	2019	2018	2017
Out-licensing revenue	—	2.399	3.505
C-CathEZ sales	6	—	35
Other revenue	0	716	—

Total	6	3.115	3.540

In May 2018, the Group has entered into an exclusive license agreement with Mesoblast, an Australian biotechnology company, to develop and commercialize Celyad’s intellectual property rights relating to C-Cathez, an intra-myocardial injection catheter. The Group has applied the 5-step model foreseen by IFRS 15 to determine revenue recognition pattern applicable to this contract as of December 31, 2018. Key judgements made in accordance with IFRS 15 were that the license agreement:

•	is a distinct component of the Mesoblast agreement;

•

refers to a ‘right-to-use’ type of license, ie. the right to use Celyad’s intellectual property as it exists at the point in time the license has been granted (May 2018). Revenue allocated to the transaction price is thus eligible for full revenue recognition for the year 2018;

•

foresees a transaction price broken down between upfront (€0.8 million settled in shares) and contingent milestone payments (an additional amount of €2.2 million qualifying for recognition at December 31, 2018);

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

The related receivable is reported for its discounted value (€1.9 million) under ‘Non-current trade receivables’, see Note 9. There are no corresponding contract liabilities reported at balance sheet date, as no performance obligation was outstanding.

The Group did not enter into such agreements for the 12-month period ended December 31, 2019.

In previous year, other revenue referred to a non-clinical supply agreement concluded with ONO Pharmaceutical Co., Ltd (time & material type of contract). The revenue reported reflects the services delivered for the year, consisting in performing cell production and animal experiments requested by ONO. This agreement had been completed at year-end 2018, without any performance obligation remaining outstanding.

The Group does not expect to generate significant revenue unless and until it receives regulatory approval for one of the Group’s drug product candidates.

Other expenses

Other expenses mainly refer to remeasurement expenses of recoverable cash advances (RCAs). For the government grants received in the form of RCAs, see disclosure note 9.

Other expenses decrease compared to prior year refers to the following drivers:

•

the fair value adjustment relating to the contingent consideration and other financial liabilities is an €0.4 million income at December 31, 2019 against a €5.6 million expense for the comparative period;

•	a clinical development milestone had been paid for an amount of €1.4 million in the comparative period;

•	decrease of remeasurement expense of RCAs, required by IFRS, for the current period.

Other income

Other income is mainly related to regional government grants received in 2019. For the regional government grants received in form of recoverable cash advances (RCAs) contract, numbered 7685, 8087, 8088 and 1910028 (amounting to a total of €1.5 million), refer to note 5.16 for more information. Additional grants income has been recognized in 2019 on grants received from Federal Belgian Institute for Health Insurance Inami (€0.2 million) and from regional government (contract numbered 8066 for €1.6 million), not referring to RCAs and not subject to reimbursement.

The second driver of other income is the change in fair value of the contingent consideration and other financial liabilities (€0.4 million). See note 9 for more information.

With respect to R&D tax credit, the current year income is predicated on a R&D tax credit recorded updated for a total for an amount of €1.6 million, taking into account all information available at this date.

(€‘000)	For the year ended 31 December,
	2019	2018	2017
Remeasurement of contingent consideration	—	5,604	—
Clinical Development milestone payment	36	1,372	—
Remeasurement of RCA’s	120	998	—
Fair value adjustment on securities	—	182	—
Other	35	243	41

Total Other Expenses	191	8,399	41

(€‘000)	For the year ended 31 December,
	2019	2018	2017
Grant income (RCA’s)	1,508	768	824
Grant income (Other)	1,788	—	56
Remeasurement of RCA’s	—	—	396
Fair value adjustment on securities	182	—	—
Remeasurement of contingent consideration	433	—	193
R&D tax credit	1,560	310	1,161
Other	102	—	—

Total Other Income	5,572	1,078	2,630

NOTE 25: OPERATING EXPENSES

The operating expenses are made of the next three components:

•	Research & development expenses

•	General and administrative expenses

•	Non-recurring operating income and expenses

Research and development expenses

The following table is a summary of manufacturing expenses, clinical, quality and regulatory expenses and other research and development expenses, which are aggregated and presented as research and development expenses in the Group’s consolidated financial statements.

(€‘000)	For the year ended 31 December,
	2019	2018	2017
Employee expenses	8,362	7,902	7,007
Travel & Living	486	467	359
Clinical study costs	4,713	4,987	3,901
Preclinical study costs	3,711	2,680	1,820
Process development and scale-up	3,765	2,187	3.319
Consulting fees	675	1,522	1,429
IP filing and maintenance fees	260	474	564
Share-based payments	813	1,264	862
Depreciation	1,444	848	1,488
Rent and utilities	746	668	382
Delivery systems	53	117	430
External collaborations	—	—	812
Others	168	461	535

Total R&D expenses	25,196	23,577	22,908

Research and development expenses totaled €25.2 million for the 12-month period ended December 31, 2019, which represents an increase of 7% compared to 2018. Our R&D internal resources are allocated to the continuous development of our immuno-oncology platform both in autologous setting on the products candidate CYAD-01, CYAD-02 and CYAD-03 and in allogenic setting with our products candidate CYAD-101 and CYAD-200 series. The increase in our R&D expenses primarily refers both to our preclinical investments into our pipeline of products candidate and our investments in process development, scale-up and automation of our manufacturing processes, in preparation of the next anticipated clinical stages of our products candidate.

General and administrative expenses

(€‘000)	For the year ended 31 December,
	2019	2018	2017
Employee expenses	3,542	3,312	2,630
Share-based payments	1,962	2,331	1,707
Rent & Insurances	625	1,097	1,053
Communication & Marketing	607	676	761
Consulting fees	1,532	2,192	2,227
Travel & Living	331	253	211
Post employment benefits	(33)	(3)	—
Depreciation	345	267	229
Other	159	263	490

Total General and administration	9,070	10,387	9,310

General and administrative expenses decreased by €1.3 million over the 12-month period ended December 31, 2019, which represents a decrease of 13% compared to 2018. This variance primarily relates to the decrease in the expenses associated with the share-based payments (non-cash expenses) that related to the share option plan offered to the Group’s employees, managers and directors combined with lower consulting fees and lower rent and insurances.

Non-recurring operating income and expenses

Non-recurring operating income and expenses are defined as one-off items, not directly related to the operational activities of the Group. No operations qualify for such a presentation for the years 2019 and 2018.

(€‘000)	For the year ended 31 December
	2019	2018	2017
Amendment of Celdara Medical and Dartmouth College agreements			(24,341)
C-Cure IP asset impairment expense	—	—	(6,045)
C-Cure RCA reversal income	—	—	5,356
Corquest IP asset impairment expenses	—	—	(1,244)

Write-off C-Cure and Corquest assets and derecognition of related liabilities	—	—	(1,932)

In 2017, the Group had recognized non-recurring expenses related to the amendment of the agreements with Celdara Medical LLC and Dartmouth College (totaling €24.3 million, out of which an amount of €10.6 million was settled in shares, and thus a non-cash expense). The Group had also proceeded with the write-off of the C-Cure and Corquest assets and derecognition of related liabilities (for net expense amounts of €0.7 million and €1.2 million respectively).

NOTE 26: EMPLOYEE BENEFIT EXPENSES

As of December 31, 2019, the Group employed 99 full-time employees, 2 part-time employees and 6 senior managers under management services agreements. The Group has never had a work stoppage, and none of the Group’s employees is represented by a labor organization or under any collective-bargaining arrangements. The Group considers its employee relations to be good.

A split of the Group’s employees and consultants by main department and geography for the years ended December 31, 2019, 2018 and 2017 was as follows:

	At December 31,
	2019	2018	2017
By function:
Clinical & Regulatory, IP, Marketing	26	19	16
Research & Development	33	30	29
Manufacturing /Quality	32	34	26
General Administration	16	13	16
Total	107	96	87

By Geography:
Belgium	103	91	83
United States	4	5	4
Total	107	96	87

(€‘000)	For the year ended 31 December,
	2019	2018	2017
Salaries, wages and fees	6,932	6,439	5,461
Executive Committee compensation	2,993	3,235	2,563
Share-based payments	2,775	3,595	2,569
Social security	1,473	1,301	1,277
Post-employment benefits	215	217	220
Hospitalization insurance	138	118	118
Other benefit expense	119	2	—

Total Employee expenses	14,646	14,906	12,207

Total employee expenses slightly decreased compared to comparative year. This effect is mainly explained by the decrease on share-based payments vesting cost (non-cash expenses) which are driven by vesting impact of the warrants distribution occurred in prior years for an amount of €0.8 million compared to year 2018. Salaries, wages and fees expenses show a net increase year-on-year, which reflects the organic growth of the Group’s operations. The total staff headcount increased by 9.5% compared to prior year.

The increase observed between 2018 and 2017 in Share-based payments vesting cost (non-cash expenses) is driven by the full year vesting impact of the warrants’ distribution which occurred in 2017 (warrant grant of mid-2017).

NOTE 27: LEASES

Amounts recognized in the consolidated statements of financial position

“Property, plant and equipment” comprise owned and leased assets that do not meet the definition of investment property.

(€’000)	As of December 31,
	2019	2018
Property, Plant and Equipment owned (excluding right-of-use assets)	1,713	1,867
Right-of-use assets	3,348	1,147

Total Property, Plant and Equipment	5,061	3,014

The statement of financial position shows the following amounts relating to leases for which the Group is a lessee:

(€’000)	As of December 31,
	2019
	Property	Vehicles	Equipment	Total
Lease assets as per 31 December 2018	—	—	1,147	1,147

Right-of-use assets recognized on transition date to IFRS16	2,780	106	72	2,958

Opening balance at 1 January 2019	2,780	106	1,219	4,105

Additions for the period	30	257	—	287
Disposals for the period	—	—	—	—
Depreciation charge for the period	(399)	(90)	(555)	(1,044)

Closing balance at 31 December 2019	2,411	273	664	3,348

Amounts recognized in the consolidated statements of comprehensive loss

The consolidated statements of comprehensive loss show the following amounts relating to leases:

(€’000)	For the year ended December 31,
2019
Depreciation charge of right-of-use assets
Property	399
Vehicles	90
Equipment	555
Interest on lease liabilities (including in Financial expenses)[1]	291
Interest on sublease receivable (including in Financial income)	(62)
Variable lease payments not included in the measurement of lease liabilities	—
Expenses relating to short-term leases and leases of low-value assets	182

Total expenses related to leases	1,450

[1]	Interests on leases are presented as operating cash flow.

Total cash outflow for leases

(€’000)	For the year ended December 31,
2019
Total cash outflow for leases (including short-term leases and leases of low-value assets)	1,679

NOTE 28: FINANCIAL INCOME AND EXPENSES

The net financial result decreased from €0.7 million at year-end 2018 to €0.2 million at year-end 2019, which is mainly driven by:

•	decrease by €0.2 million of net results on finance leases interests, through the first adoption of new accounting standard IFRS 16 Leases as from January 1, 2019.

•

decrease by €0.3 million on interest’s income on bank accounts through the Group decision to reduce the amounts invested in short-term deposits over 2019 given the level of market interest rates of corporate deposits of short-term maturities.

(€’000)	For the year ended 31 December,
	2019	2018	2017
Interest on leases	291	18	18
Interest on overdrafts and other finance costs	35	29	36
Interest on RCAs	17	15	90
Foreign Exchange differences	—	—	4,309

Finance expenses	343	62	4,453

Finance income on the net investment in lease	62	—
Interest income bank account	30	308	927
Foreign Exchange differences	326	387	—
Other financial income	164	109	6

Finance income	582	804	933

Net Financial result	239	743	(3,520)

NOTE 29: INCOME TAX

The Group reports income taxes in the income statement as detailed below:

(€‘000)	For the year ended 31 December
	2019	2018	2017
Current tax (expense) / income	8	0	1
Deferred tax (expense) / income	—	—	—

Total income tax expense in profit or loss	8	0	1

The Group has a history of losses. For 2019, the Group is eligible to a minor tax debit.

The following table shows the reconciliation between the effective and theoretical income tax at the nominal Belgian income tax rate of 29.58% for the year 2019 and 2018:

(€‘000)	For the year ended 31 December
	2019	2018	2017
Loss before tax	(28,640)	(37,428)	(56,396)
	—	—
Permanent differences	—	—
Tax disallowed expenses	967	269	221
Share-based payment	2,775	3,595	2,569
	—	—
Nominal tax rate	29.58%	29.58%	33.99%
Tax income at nominal tax rate[1]	7,365	9,928	18,220
Deferred Tax assets not recognized	(7,357)	(9,928)	(18,219)
	—	—
Effective tax expense	8	0	1
Effective tax rate	0%	0%	0%

[1]

The difference in foreign tax rate in the US (22.83%) compared to the Belgian rate (29.58%) is not distinctively disclosed in this table due to non-materiality of the operations of the Group’s subsidiary Celyad Inc.

NOTE 30: DEFERRED TAXES

As having not yet reached the commercialization step, the Group accumulates tax losses that are carried forward indefinitely for offset against future taxable profits of the Group. Significant uncertainty exists however surrounding the Group’s ability to realize taxable profits in a foreseeable future. Therefore, the Group has not recognized any deferred tax income in its income statement.

Unrecognized deferred tax assets and liabilities are detailed below by nature of temporary differences for the current year:

(€‘000)	For the year ended
	31 December 2019
	Assets	Liabilities	Net
Intangibles assets	—	(894)	(894)
Tangible assets	—	(90)	(90)
Recoverable cash advances liability	1,056	—	1,056
Contingent consideration liability	6,189	—	6,189
Employee Benefits liability	100	—	100
Other temporary difference	—	(473)	(473)

Tax-losses carried forward	55,414	—	55,414
	—	—	—

Unrecognized Gross Deferred Tax assets/(liabilities)	62,758	(1,458)	61,300
Netting by tax entity	(1,365)	1,365	—

Unrecognized Net Deferred Tax assets/(liabilities)	61,393	(93)	61,300

Unrecognized deferred tax assets and liabilities are detailed below by nature of temporary differences for the previous years:

	For the year ended
	31 December 2018
(€‘000)	Assets	Liabilities	Net
Intangibles assets	49	—	49
Tangible assets	—	(154)	(154)
Recoverable cash advances liability	633	—	633
Contingent consideration liability	6,297	—	6,297
Employee Benefits liability	33	—	33
Other temporary difference	—	(436)	(436)

Tax-losses carried forward	46,858	—	46,858
	—	—	—

Unrecognized Gross Deferred Tax assets/(liabilities)	53,869	(590)	53,279
Netting by tax entity	(437)	437	—
Unrecognized Net Deferred Tax assets/(liabilities)	53,432	(153)	53,279

	For the year ended
	31 December 2017
(€‘000)	Assets	Liabilities	Net
Intangibles assets	—	(3,974)	(3,974)
Tangible assets	—	(215)	(215)
Recoverable cash advances liability	349	—	349
Contingent consideration liability	4,471	—	4,471
Employee Benefits liability	51	—	51
Other temporary difference	5	—	5

Tax-losses carried forward	48,152	—	48,152

Unrecognized Gross Deferred Tax assets/(liabilities)	53,028	(4,189)	48,839
Netting by tax entity	(3,974)	3,974	—
Unrecognized Net Deferred Tax assets/(liabilities)	49,054	(215)	48,839

The Group’s main deductible tax base relates to tax losses carried forward, which have indefinite term under both BE and US tax regimes applicable to the Group’s subsidiaries. In addition, the Group can benefit from additional tax benefits (like notional interest deduction in Belgium) which can be carried-forward until the taxation year 2020.

The remaining temporary differences refer to differences between IFRS accounting policies and local tax reporting policies. The Group has not recognized any deferred tax asset on its balance sheet, for the same reason as explained above (uncertainty relating to taxable profits in a foreseeable future).

The change in the Group’s unrecognized deferred tax asset balance is detailed below:

UNRECOGNISED DEFERRED TAX ASSET BALANCE ROLL FORWARD
(€‘000)	For the year ended
	2019	2018	2017
Opening balance at 1 January	53,279	48,839	39,370
Temporary difference creation or reversal	(536)	5,734	(15,580)
Change in Tax-losses carried forward	8,556	(1,294)	44,011
Foreign exchange rate effect	—	—	(113)
Change in BE tax rate applicable (34% > 25%)	—	—	(14,896)
Change in US tax rate applicable (35% > 23%)	—	—	(3,953)
	—

Closing balance at 31 December	61,300	53,279	48,839

The net increase in the balance mainly relates to the additional losses reported for the current year.

NOTE 31: COMMITMENTS

Corquest Inc

Based on the terms of the Share Purchase Agreement dated 5 November 2014, former shareholders of Corquest Inc will be entitled to an earn-out payment based on the net revenues generated by the Group, which revenues should be generated from the selling or divesting, in all or in part, of Proprietary Intellectual Property Rights of the Group to a third party.

As from the 5 November 2014 date until the tenth anniversary of the Agreement, former shareholders of Corquest Inc are entitled to:

•	an Earn-Out royalty of 2% if Net Revenue are below or equal to €10 million;

•	or an Earn-Out royalty of 4% if Net Revenue are higher than €10 million.

Celdara Medical LLC Milestones (formerly OnCyte LLC)

Based on the terms of the Asset Purchase Agreement dated January 21, 2015, as amended on August 3, 2017, Celdara Medical LLC is entitled to development and regulatory milestones, sales milestones and royalties based on the net sales generated by the Group from products candidate, whose level depend on whether or not the licensed asset from which the product candidate is derived was in clinical or preclinical stage upon in-licensing from Celdara.

On the clinical assets (NKG2D), Celdara Medical will be entitled to the following development and regulatory milestones;

$5 million upon enrolment of the first patient of the second cohort of the Phase I trial5

$6 million upon dosing the first patient of a Phase II trial6

$9 million upon dosing the first patient of a Phase III trial

$11 million upon filing of the first regulatory approval of CAR-T NKG2D

$14 million upon CAR-T NKG2D approval for commercialization in the US

On the other preclinical assets (TIM, B7H6, NKP30):

$1.5 million upon an IND filing to the FDA7

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

Sales milestones will also be due to Celdara Medical and are dependent of cumulative net sales of products developed from licensed assets:

$15 million when first time cumulative worldwide net sales equal to or exceed $250 million

$25 million when first time cumulative worldwide net sales equal to or exceed $500 million

$40 million when first time cumulative worldwide net sales equal to or exceed $1 billion

Group will make annual royalty payments to Celdara Medical on net sales of each product sold by the Group, its affiliates and sublicensees at the applicable rate set forth below:

5% of the net sales if cumulative worldwide annual net sales are less or equal to $250 million

6% of the net sales if cumulative worldwide annual net sales are greater than $250 million and less or equal to $500 million

7% of the net sales if cumulative worldwide annual net sales are greater than $500 million and less or equal to $1 billion

8% of the net sales if cumulative worldwide annual net sales are greater than $1 billion

On all sublicensing revenues received, the Group will pay percentages ranging from 23% to 5% depending on the stage of development of the product sublicensed. On top of the amounts and percentages due to Celdara Medical LLC, the Group will owe to Dartmouth College an additional 2% royalties on its direct net sales.

[5]	Paid as of December 31, 2016
[6]	Paid as of December 31, 2017
[7]	Paid as of December 31, 2018, for TIM pre-clinical asset

In accordance with IFRS 3, these contingencies are recognized on balance sheet at year-end, on a risk-adjusted basis. See note 22.

Horizon Discovery Limited

The deal structure with Horizon Discovery entails two agreements.

Based on the terms of the R&D Collaboration and License agreement dated April 3, 2018, Horizon Discovery Limited is entitled to development milestones and royalties based on the net sales generated by the Group from the Product.

On the First Product, Horizon Discovery Limited will be entitled to the following development milestones:

$ 100 000 upon the Group’s exercise of the Option8

$100,000 upon the first effective IND, filed by the Group, relating to the First Product9

$200,000 upon filing by the Group for the first Phase 2 Clinical Trial relating to the first Product

$400,000 upon filing by the Group for the first Phase 3 Clinical Trial relating to the first Product

$1.25 million upon filing by the Group of the first MAA or NDA relating to the first Product

$2 million upon first MAA or NDA approval by the relevant Regulatory Authority for the first Product

Group will make annual royalty payments to Horizon Discovery Limited of 1.5% on net sales of each product sold by the Group or its affiliates. In case the Group sublicenses all or part of its rights, then the Sublicensee shall pay royalties directly to Horizon at 1.25% on Sublicensees’ net sales of the product.

Based on the terms of the R&D Collaboration and License agreement dated June 27, 2018, as amended on December 19, 2018, Horizon Discovery Limited is entitled to development milestones and royalties based on the net sales generated by the Group from the Product.

On the First Product, Horizon Discovery Limited will be entitled to the following development milestones:

$1.25 million upon the Group’s exercise of the Option10

$200,000 upon the first effective IND, filed by the Group, relating to the First Product

$500,000 upon enrollment of the first patient in a Phase 2 Clinical Trial relating to the first Product

$800,000 upon enrollment of the first patient in a Phase 3 Clinical Trial relating to the first Product

$2 million upon filing by the Group of the first MAA or NDA relating to the first Product

$3 million upon first MAA or NDA approval by the relevant Regulatory Authority for the first Product

On the second Product, Horizon Discovery Limited will be entitled to the following development milestones:

$200,000 upon the first effective IND, filed by the Group, relating to the second Product

$400,000 upon enrollment of the first patient in a Phase 2 Clinical Trial relating to the second Product

$450,000 upon enrollment of the first patient in a Phase 3 Clinical Trial relating to the second Product

$700,000 upon filing by the Group of the first MAA or NDA relating to the second Product

$2 million upon first MAA or NDA approval by the relevant Regulatory Authority for the second Product

[8]	Paid as of December 31, 2019
[9]	Paid as of December 31, 2019
[10]	Paid as of December 31, 2019

On the third Product, Horizon Discovery Limited will be entitled to the following development milestones:

$100,000 upon the first effective IND, filed by the Group, relating to the third Product

$200,000 upon enrollment of the first patient in a Phase 2 Clinical Trial relating to the third Product

$250,000 upon enrollment of the first patient in a Phase 3 Clinical Trial relating to the third Product

$300,000 upon filing by the Group of the first MAA or NDA relating to the third Product

$1 million upon first MAA or NDA approval by the relevant Regulatory Authority for the third Product

Group will make annual royalty payments to Horizon Discovery Limited of 2% on net sales of each product sold by the Group or its affiliates. In case the Group sublicenses all or part of its rights, then the Group shall pay to Horizon 15% of all upfront payments, development milestones associated with filing for or receiving MAA and royalties which the Group shall receive from the Sublicensee.

NOTE 32: RELATIONSHIPS WITH THIRD-PARTIES

Remuneration of key management

Key management consists of the members of the Executive Committee and the entities controlled by any of them.

	As at 31 December,
	2019	2018	2017
Number of EMT members	6	7	8

(€’000)	For the year ended 31 December
	2019	2018	2017
Short term employee benefits[1]	1,112	740	666
Post employee benefits	26	16	14
Share-based compensation	1,005	1,794	1,123
Other employment costs[2]	75	27	30
Management fees	1,789	2,457	1,950

Total benefits	4,006	5,034	3,783

[1]	Include salaries, social security, bonuses, lunch vouchers
[2]	Such as Company cars

	As at 31 December,
	2019	2018	2017
Number of warrants granted	136,500	30,000	179,000
Number of warrants lapsed	—	—	(15,225)
Cumulative outstanding warrants	295,500	259,000	306,500
Exercised warrants	—	—	168,000
Outstanding payables (in ‘000€)	—	803	461

Transactions with non-executive directors

	For the year ended 31 December,
(€‘000)	2019	2018	2017
Share-based compensation	430	420	485
Management fees	429	357	387

Total benefits	859	776	872

	As at 31 December,
	2019	2018	2017
Number of warrants granted	100,000	20,000	60,000
Number of warrants lapsed	5,000	—	(2,904)
Number of exercised warrants	—	—	—
Cumulative outstanding warrants	190,000	135,000	115,000
Outstanding payables (in ‘000€)	210	127	194
Shares owned	345,453	345,453	2,512,004

Shares owed : info from Philippe Dechamps (D&O formulaires)

Transactions with shareholders

There were no transactions with Group’s shareholders, for both current and prior years.

NOTE 33: LOSS PER SHARE

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

(€’000)	As at 31 December,
	2019	2018	2017
Loss of the year attributable to Equity Holders	(28,632)	(37,427)	(56,395)
Weighted average number of shares outstanding	12,523,166	11,142,244	9,627,601

Earnings per share (non-fully diluted) in €	(2.29)	(3.36)	(5.86)

Outstanding warrants	1,292,380	731,229	674,962

NOTE 34: EVENTS AFTER THE CLOSE OF THE FISCAL YEAR

On March 11, 2020 the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. As of the date of this Annual Report, Belgium, where the Group operates, has been impacted by temporary closures. The length or severity of this pandemic cannot be predicted, but the Group anticipates that there may be a potential impact from COVID-19 on the planned development activities of the Group.

With COVID-19 continuing to spread in the United States and Europe, the business operations of the Group could be delayed or interrupted, particularly if a large portion of its employees become ill. COVID-19 may also affect employees of third-party organizations located in affected geographies that the Group relies upon to carry out its clinical trials. The spread of COVID-19, or another infectious disease, could also negatively affect the operations at its third-party suppliers, which could result in delays or disruptions in the supply of drug product used in its clinical trials. In addition, the Group is taking temporary precautionary measures intended to help minimize the risk of the virus to its employees, including temporarily requiring all employees to work remotely, suspending all non-essential travel worldwide for its employees and discouraging employee attendance at industry events and in-person work-related meetings, which could negatively affect the Group’s business.

Further, timely enrollment in clinical trials is reliant on clinical trial sites which may be adversely affected by global health matters, including, among other things, pandemics such as COVID-19. For example, many of the Group’s clinical trial sites are located in regions currently being afflicted by COVID-19. Some factors from the COVID-19 outbreak that the Group believes will adversely affect enrollment in its trials at least on a temporary basis include:

•

the diversion of healthcare resources away from the conduct of clinical trial matters to focus on pandemic concerns, including the attention of physicians serving as Group’s clinical trial investigators, hospitals serving as its clinical trial sites and hospital staff supporting the conduct of its clinical trials;

•	limitations on travel that interrupt key trial activities, such as clinical trial site initiations and monitoring;

•	interruption in global shipping affecting the transport of clinical trial materials, such as investigational drug product used in our trials; and

•	employee absences that delay necessary interactions with local regulators, ethics committees and other important agencies and contractors.

The impact of COVID-19 on its business is uncertain at this time and will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among other things, but prolonged closures or other business disruptions may negatively affect its operations and the operations of its agents, contractors, consultants or collaborators, which could have a material adverse impact its business, results of operations and financial condition.

There were no other subsequent events that occur between 2019 year-end and the date when the financial statements have been authorized by the Board for issue.

ITEM 20.      EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
1.1#	Articles of Association (English translation)

1.2#	Bylaws (English translation)

2.1	Form of Deposit Agreement	F-1/A	333-204251	4.1	6-15-2015

2.2	Form of American Depositary Receipt	424(b)(3)	333-204724	N/A	10-15-2018

2.3#	Description of Securities

4.1	Non-Commercial Lease Agreement, dated October 31, 2007, between Immobilière Belin 12 SA and the registrant, as amended (English translation)	F-1	333-204251	10.1	5-18-2015

4.2†	Open-Ended Employment Contract, dated April 2, 2014, between the registrant and George Rawadi (English translation)	F-1	333-204251	10.4	5-18-2015

4.3†	Employment Contract, effective September 12, 2016 between the registrant and David Gilham	20-F	001-37452	4.4	4-4-2017

4.4†	Management Services Agreement, dated February 22, 2008, between the registrant and Christian Homsy	F-1	333-204251	10.6	5-18-2015

4.5†	Services Agreement, effective September 1, 2016 between the registrant and NandaDevi SRL, represented by Philippe Dechamps	20-F	001-37452	4.7	4-4-2017

4.6†	Services Agreement, dated December 7, 2015 between the registrant and KNLC SRL, represented by Jean-Pierre Latere Dwan’Isa	20-F	001-37452	4.8	4-4-2017

4.7†	Services Agreement, dated August 4, 2015 between the registrant and ImXense SRL, represented by Frederic Lehmann	20-F	001-37452	4.9	4-4-2017

4.8	Exclusive License Agreement, dated April 30, 2010, between the Trustees of Dartmouth College and Celdara Medical, LLC, as amended	F-1	333-204251	10.9	5-18-2015

4.9	Exclusive License Agreement, dated June 27, 2014, between the Trustees of Dartmouth College and Celdara Medical, LLC, as amended	F-1	333-204251	10.10	5-18-2015

4.10**	Stock Purchase Agreement, by and among the registrant and Celdara Medical, LLC, dated as of January 5, 2015	F-1/A	333-204251	10.12	5-29-2015

4.11**	Asset Purchase Agreement, by and among OnCyte, LLC, Celdara Medical, LLC and the registrant, dated January 21, 2015	F-1/A	333-204251	10.13	5-29-2015

4.12**	Share Purchase Agreement, by and between the registrant and Didier de Canniere and Serge Elkiner, dated as of November 5, 2014	F-1	333-204251	10.14	5-18-2015

4.13	Agreement for the Provision of Services for Production of Cardiac Cells between Biological Manufacturing Services and the registrant, dated April 11, 2011 (English translation)	F-1	333-204251	10.15	5-18-2015

4.14	License and Collaboration Agreement between the registrant and ONO Pharmaceuticals Co., Ltd., dated July 11, 2016.	20-F	001-37452	4.17	4-4-2017

4.15†	Warrant Plans (English translation)	F-1	333-204251	10.16	5-18-2015

4.16†	Warrant Plan 2016 (English translation)	20-F	001-37452	4.19	4-4-2017

4.17##	First Amendment to Asset Purchase Agreement, dated as of August 3, 2017, by and among the registrant; Celdara Medical, LLC; and OnCyte, LLC 6-K		001-37452	10.1	8-31-2017

4.18	Subscription Agreement, dated as of August 3, 2017, by and between the registrant and Celdara Medical, LLC	6-K	001-37452	10.2	8-31-2017

4.20##	Fourth Amendment to Exclusive License Agreement, dated as of August 2, 2017, by and between OnCyte, LLC and Trustees of Dartmouth College	6-K	001-37452	10.3	8-31-2017

4.21†	Warrant Plan 2015 (English translation)	S-8	333-220737	99.2	9-29-2017

4.22†	Warrant Plan 2017 (English translation)	S-8	333-220737	99.3	9-29-2017

4.23†	Employment Agreement, dated July 30, 2018 between Celyad Inc and Filippo Petti	20-F	001-37452	4.23	4-5-2019

4.24†	Warrant Plan 2018 (English translation)	20-F	001-37452	4.24	4-5-2019

4.25#†	Warrants Plan 2019 (English translation)

4.26#†	Amended and Restated Employment Agreement, dated April 1, 2019, by and between Celyad Inc. and Filippo Petti

4.27#	Employment Agreement, dated January 30, 2020, by and between Celyad Inc. and Stephen Rubino

4.28##	Research and Development Collaboration and License Agreement, dated April 3, 2018, by and between the Company and Horizon Discovery Limited

4.29##	Research and Development Collaboration and License Agreement, dated June 27, 2018, by and between the Company and Horizon Discovery Limited

4.30##	First Amendment to Research and Development Collaboration and License Agreement, dated June 27, 2018, by and between the Company and Horizon Discovery Limited

4.31#	Consultancy Agreement, dated April 1, 2019, by and between the Company and Life Science Strategy Consulting SRL

4.32#	Termination Agreement, dated April 1, 2019, by and between the Company and Life Science Strategy Consulting SRL

4.33#	Asset Purchase Agreement, dated November 22, 2019, by and between CorQuest Medical, Inc. and CorQuest MedTech

8.1#	List of subsidiaries of the registrant

12.1#	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1#	Consent of BDO Réviseurs d’Entreprises SCRL, independent registered public accounting firm

#	Filed herewith
*	Furnished herewith
†	Indicates a management contract or compensatory plan, contract or arrangement
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

Date: March 25, 2020