Form 20-F
period 2020-12-31
Celyad Oncology SA
filed 2021-03-24
CIK 1637890

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-37452

CELYAD ONCOLOGY S.A.

(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

Belgium

(Jurisdiction of incorporation or organization)

Rue Edouard Belin 2

1435 Mont-Saint-Guibert, Belgium

(Address of principal executive offices)

Filippo Petti

Chief Executive Officer and Chief Financial Officer

Celyad Oncology SA

Rue Edouard Belin 2

1435 Mont-Saint-Guibert, Belgium

Tel: +32 10 394 100 Fax: +32 10 394 141

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, no nominal value per share	CYAD	The Nasdaq Stock Market LLC
Ordinary shares, no nominal value per share*		The Nasdaq Stock Market LLC*

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, no nominal value per share	CYAD	The Nasdaq Stock Market LLC
Ordinary shares, no nominal value per share*		The Nasdaq Stock Market LLC*

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

Ordinary shares, no nominal value per share: 13,942,344 as of December 31, 2020

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

Large accelerated filer  ☐                 Accelerated filer  ☒                 Non-accelerated filer  ☐                Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

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

ii

iii

SUMMARY OF THE MATERIAL RISKS ASSOCIATED WITH OUR BUSINESS

Our business is subject to numerous material and other risks and uncertainties, including those described in Item 3D. “Risk Factors” in this Report. The principal risks and uncertainties affecting our business include the following:

•

We are heavily dependent on the regulatory approval of our CAR-T cell therapy product candidates, including CYAD-02, CYAD-101 and CYAD-211 (our “Product Candidates”) in the United States and Europe, and subsequent commercial success of our Product Candidates, both of which may never occur.

•

Our clinical trials are ongoing and not complete. Initial success in our ongoing clinical trials may not be indicative of results obtained when these trials are completed. Furthermore, success in early clinical trials may not be indicative of results obtained in later trials.

•

In previous clinical trials involving T cell-based immunotherapies, some patients experienced serious adverse events. Our drug product candidates may demonstrate a similar effect or have other properties that could halt our clinical development, prevent our regulatory approval, limit our commercial potential, or result in significant negative consequences.

•	Our Product Candidates are a new approach to cancer treatment that presents significant challenges.

•	We have obtained and will seek to obtain significant funding from the Walloon Region. The terms of the agreements signed with the Region may hamper our ability to partner part or all of our products.

•	We rely and will continue to rely on collaborative partners regarding the development of our research programs and product candidates.

•

We rely on third parties to conduct, supervise and monitor our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our drug product candidates and our business could be substantially harmed.

•	Cell-based therapies rely on the availability of specialty raw materials, which may not be available to us on acceptable terms or at all.

•

Our patents and other intellectual property rights portfolio are relatively young and may not adequately protect our research programs and product candidates, which may impede our ability to compete effectively.

•	We may infringe on the patents or intellectual property rights of others and may face patent litigation, which may be costly and time consuming.

•	We depend on intellectual property licensed from third parties and termination of any of these licenses could result in the loss of significant rights, which would harm our business.

•	We could be unsuccessful in obtaining or maintaining adequate patent protection for one or more of our drug product candidates.

•

We and our third-party suppliers are subject to high standards of manufacturing in accordance with current good manufacturing practices, or cGMPs, and other manufacturing regulations. Complying with these requirements will require us and our third-party suppliers to expend significant time, money and effort and any failure to comply could have an adverse effect on our business.

•

We rely on a single manufacturing facility and if operations at that manufacturing facility are disrupted, we could experience delays in our clinical trials or we would need to expend additional time and capital to identify and onboard another manufacturing facility.

•	We will need increased manufacturing capacity, which will require additional time and capital. If we are not able to expand manufacturing capacity, we may experience delays in our clinical trials.

•

We are highly dependent on our key personnel, and if we are not successful in attracting, motivating and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

•	We have incurred net losses in each period since our inception and anticipate that we will continue to incur net losses in the future.

•	We may need substantial additional funding, which may not be available on acceptable terms when needed, if at all.

•	Our net losses and significant cash used in operating activities have raised doubt regarding our ability continue as a going concern.

•	Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our drug product candidates or technologies.

•

If securities or industry analysts do not publish research or publish inaccurate research or unfavorable research about our business, the price of the ordinary shares and the ADSs and trading volume could decline.

•	The market price of the shares could be negatively impacted by actual or anticipated sales of substantial numbers of ordinary shares or ADSs.

•	A public market for our shares may not be sustained.

•	The market price of the shares may fluctuate widely in response to various factors.

INTRODUCTION

Unless otherwise indicated, “Celyad,” “Celyad Oncology”, “the Company,” “our company,” “the Group,” “we,” “us” and “our” refer to Celyad Oncology S.A. and its consolidated subsidiaries.

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

•	Our reliance on the success of our product candidates;

•	The timing or likelihood of regulatory filings and approvals;

•	The implementation of our business model, strategic plans for our business, product candidates and technology;

•	The scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

•	Our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights and proprietary technology of third parties;

•	Cost associated with enforcing or defending intellectual property infringement, misappropriation or violation; product liability; and other claims;

•	Regulatory development in the United States, the European Union, and other jurisdictions;

•	Our ability to develop sales and marketing capabilities if our product candidates are approved;

•	The commercialization of our product candidates, if approved;

•	The pricing and reimbursement of our product candidates, if approved;

•	Estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•	Our ability to obtain additional financing, if necessary, on attractive terms or at all;

•	The potential benefits of strategic collaboration agreements and our ability to enter into strategic arrangements;

•	Our ability to maintain and establish collaborations or obtain additional grant funding;

•	The rate and degree of market acceptance of our drug product candidates, if approved;

•	Our financial performance;

•	Developments relating to our competitors and our industry, including competing therapies;

•	Our ability to effectively manage our anticipated growth;

•	Our ability to attract and retain qualified employees and key personnel;

•	Our ability to build our finance infrastructure, improve our accounting systems and controls and remedy the material weakness identified in our internal control over financial reporting;

•	Statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and share performance;

•	Our expectations regarding our passive foreign investment company (PFIC) status;

•

Potential impacts of the coronavirus pandemic such as delays, interruptions or other adverse effects to clinical trials, delays in regulatory review, manufacturing and supply chain interruptions, disruption of the global economy and the overall impact of the coronavirus pandemic on our business, financial condition and results of operations; and

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

A. Selected Financial Data

Our consolidated audited financial statements have been prepared in accordance with IFRS, as issued by the IASB. We derived the selected statements of consolidated income (loss) data, selected statements of consolidated financial position and selected statements of consolidated cash flows, for the years ended December 31, 2020, 2019 and 2018 and as of December 31, 2020 and 2019 from our consolidated audited financial statements appended to this Annual Report. We derived the selected statements of consolidated income (loss) data, selected statements of consolidated financial position and selected statements of consolidated cash flows, for the years ended December 31, 2017 and 2016 and as of December 31, 2018, 2017 and 2016 from our consolidated audited financial statements not appended to this Annual Report. This data should be read together with, and is qualified in its entirety by reference to, “Item 5-Operating and Financial Review and Prospects” as well as our financial statements and notes thereto appearing elsewhere in this Annual Report. Our historical results are not necessarily indicative of the results to be expected in the future.

Statement of Income (Loss) Data:

	For the year ended December 31,
(€’000)	2020	2019	2018	2017	2016
Revenues	5	6	3 115	3 540	10 012
Cost of sales	—	—	—	(515)	(1 542)
Gross profit	5	6	3 115	3 025	8 471
Research and Development expenses	(21 522)	(25 196)	(23 577)	(22 908)	(27 675)
General & Administrative expenses	(9 315)	(9 070)	(10 387)	(9 310)	(9 744)
Change in fair value of contingent consideration	9 228	433	(5 604)	193	(1 634)
Other income	4 731	5 139	1 078	2 437	4 982
Other expenses	(114)	(191)	(2 795)	(41)	(8)
Amendment of Celdara Medical and Dartmouth College agreements	—	—	—	(24 341)	—
Write-off C-Cure and Corquest assets and derecognition of related liabilities	—	—	—	(1 932)	—
Operating loss	(16 987)	(28 879)	(38 170)	(52 876)	(25 609)
Financial income	217	582	804	933	2 204
Financial expenses	(434)	(343)	(62)	(4 454)	(207)
Loss before taxes	(17 204)	(28 640)	(37 428)	(56 396)	(23 612)
Income taxes	—	8	0	1	6
Loss for the year (1)	(17 204)	(28 632)	(37 427)	(56 395)	(23 606)
Basic and diluted loss per share (in €)	(1.23)	(2.29)	(3.36)	(5.86)	(2.53)
Weighted average number of outstanding shares	13 942 344	12 523 166	11 142 244	9 627 601	9 313 603

(1)	For 2020, 2019, 2018, 2017 and 2016, we do not have any non-controlling interests and the losses for the year are fully attributable to owners of the parent.

Selected Statement of Financial Position Data:

For the year ended December 31,
(€’000)	2020	2019	2018	2017	2016
Cash and cash equivalents	17 234	39 338	40 542	23 253	48 357
Short term investments	—	—	9 197	10 653	34 230
Total assets[1]	66 084	89 836	94 299	77 626	138 806
Total equity	30 994	45 619	55 589	47 535	90 885
Total non-current liabilities[1]	23 256	32 295	29 063	22 146	36 646
Total current liabilities[1]	11 834	11 922	9 647	7 945	11 275
Total liabilities	35 090	44 217	38 710	30 091	47 922
Total equity and liabilities	66 084	89 836	94 299	77 626	138 806

[1]	Includes the effects of first-time application of IFRS 16 on leases using the modified retrospective approach, effective January 1, 2019.

Selected Statements of Consolidated Cash Flow Data

	For the year ended December 31,
(€’000)	2020	2019	2018	2017	2016
Net cash used in operations	(27 665)	(28 202)	(27 249)	(44 441)	(24 692)
Net cash from/(used in) investing activities	157	8 987	607	17 613	(30 157)
Net cash from financing activities	5 396	18 276	43 928	605	3 031
Net cash and cash equivalents at the end of the period	17 234	39 338	40 542	23 253	48 357

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

Risks Related to Product Development, Regulatory Approval and Commercialization

We are heavily dependent on the regulatory approval of our Product Candidates in the United States and Europe, and subsequent commercial success of our Product Candidates, both of which may never occur.

We are a clinical-stage biopharmaceutical company with no products approved by regulatory authorities or available for commercial sale. We may be unable to develop or commercialize a product, product candidate or research program, or may cease some of our operations, which may have a material adverse effect on our business.

We have generated limited revenue to date and do not expect to generate any revenue from product sales for the foreseeable future. As a result, our future success is currently dependent upon the regulatory approval and commercial success of our CAR-T cell therapy product candidates, including CYAD-02, CYAD-101 and CYAD-211 (our “Product Candidates”) which we intend to seek approval. Our ability to generate revenues in the near term will depend on our ability to obtain regulatory approval and successfully commercialize our Product Candidates in the United States, the first country in which we intend to seek approval for these candidates. We may experience delays in obtaining regulatory approval in the United States for these clinical candidates, if they are approved at all, and the price of our ordinary shares and/or ADSs may be negatively impacted. Even if we receive regulatory approval, the timing of the commercial launch of our Product Candidates in the United States is dependent upon a number of factors, including, but not limited to, hiring sales and marketing personnel, pricing and reimbursement timelines, the production of sufficient quantities of commercial drug product and implementation of marketing and distribution infrastructure.

In addition, we have incurred and expect to continue to incur significant expenses as we continue to pursue the approval of our Product Candidates in the United States, Europe and elsewhere. We plan to devote a substantial portion of our effort and financial resources in order to continue to grow our operational capabilities. This represents a significant investment in the clinical and regulatory success of our Product Candidates, which is uncertain. The success of our clinical candidates, if approved, and revenue from commercial sales, will depend on several factors, including:

•	Execution of an effective sales and marketing strategy for the commercialization of our Product Candidates;

•	Acceptance by patients, the medical community and third-party payors;

•	Our success in educating physicians and patients about the benefits, administration and use of our Product Candidates;

•	The incidence and prevalence of the indications for which our Product Candidates are approved in those markets in which the candidate(s) are approved;

•	The prevalence and severity of side effects, if any, experienced by patients treated with our Product Candidates;

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

•

We may also fail in our efforts to develop and commercialize future product candidates, including CYAD-103, CYAD-221 and CYAD-231. If this were to occur, we would continue to be heavily dependent on the regulatory approval and successful commercialization of our current clinical CAR-T product candidates, our development costs may increase and our ability to generate revenue or profits, or to raise additional capital, could be impaired.

The achievement of milestones (such as those related to research and development, scientific, clinical, regulatory and business) will trigger payment obligations towards Celdara, Dartmouth and Horizon Discovery, which will negatively impact our profitability.

Our clinical trials are ongoing and not complete. Initial success in our ongoing clinical trials may not be indicative of results obtained when these trials are completed. Furthermore, success in early clinical trials may not be indicative of results obtained in later trials.

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

There are limited data concerning long-term safety and efficacy following treatment with CYAD-02, CYAD-101 and CYAD-211. Our Product Candidates may fail to show the desired safety and efficacy in later stages of clinical development despite having successfully advanced through initial clinical trials. There can be no assurance that any of these trials will ultimately be successful or support further clinical advancement or regulatory approval of CYAD-02, CYAD-101 and CYAD-211 or other product candidates.

In December 2020, we made the strategic decision to discontinue the development of our first-generation autologous NKG2D CAR T candidate CYAD-01 for the treatment of relapsed / refractory acute myeloid leukemia (AML) and myelodysplastic syndromes (MDS) based on data from the Phase 1 THINK and DEPLETHINK trials which did not achieve the necessary internal clinical activity threshold set for the program.

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

In previous and ongoing clinical trials involving CAR-T cell products by other companies or academic researchers, many patients experienced side effects such as neurotoxicity and CRS, which have in some cases resulted in clinical holds in ongoing clinical trials of CAR-T drug product candidates. There have been life threatening events related to severe neurotoxicity and CRS, requiring intense medical intervention such as intubation or pressor support, and in several cases, resulted in death. Severe neurotoxicity is a condition that is currently defined clinically by cerebral edema, confusion, drowsiness, speech impairment, tremors, seizures, or other central nervous system side effects, when such side effects are serious enough to lead to intensive care. In some cases, severe neurotoxicity was thought to be associated with the use of certain lymphodepletion preconditioning regimens used prior to the administration of the CAR-T cell products. CRS is a condition that is currently defined clinically by certain symptoms related to the release of cytokines, which can include fever, chills, low blood pressure, when such side effects are serious enough to lead to intensive care with mechanical ventilation or significant vasopressor support. The exact cause or causes of CRS and severe neurotoxicity in connection with treatment of CAR-T cell products and product candidates is not fully understood at this time. In addition, patients have experienced other adverse events in these studies, such as a reduction in the number of blood cells (in the form of neutropenia, thrombocytopenia, anemia or other cytopenias), febrile neutropenia, chemical laboratory abnormalities (including elevated liver enzymes), and renal failure.

Undesirable side effects caused by our Product Candidates or other T cell-based immunotherapy drug product candidates, could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authorities. Results of our trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete the trials or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff, as toxicities resulting from T cell-based immunotherapies are not normally encountered in the general patient population and by medical personnel. We expect to have to train medical personnel regarding our T cell-based immunotherapy drug product candidates to understand their side effects for both our planned clinical trials and upon any commercialization of any T cell-based immunotherapy drug product candidates. Inadequate training in recognizing or managing the potential side effects of T cell-based immunotherapy drug product candidates could result in patient deaths. Any of these occurrences could have a material adverse effect on our business, financial condition and prospects.

Our Product Candidates are a new approach to cancer treatment that presents significant challenges.

We have concentrated our research and development efforts on cell-based immunotherapy technology, and our future success is highly dependent on the successful development of cell-based immunotherapies in general and in particular our approach using the NKG2D receptor, an activating receptor of NK cells, to target stress ligands. Currently, two of our clinical Product Candidates use the NKG2D receptor. We cannot be sure that our T cell immunotherapy technologies will yield satisfactory products that are safe and effective, scalable or profitable.

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

Moreover, public perception of therapy safety issues, including adoption of new therapeutics or novel approaches to treatment, may adversely influence the willingness of subjects to participate in clinical trials, or if approved, of physicians to subscribe to the novel treatments. Physicians, hospitals and third-party payors often are slow to adopt new products, technologies and treatment practices that require additional upfront costs and training. Physicians may not be willing to undergo training to adopt this novel and personalized therapy, may decide the therapy is too complex to adopt without appropriate training and may choose not to administer the therapy. Based on these and other factors, hospitals and payors may decide that the benefits of this new therapy do not or will not outweigh its costs.

We have been able to consistently produce the required number of T cells for our autologous CYAD-02 product candidate for the treatment of relapsed / refractory AML and MDS using our OptimAb manufacturing process, however there can be no guarantee that we will be able to improve the safety and clinical activity of CYAD-02.

The manufacturing processes for our CYAD-02 drug product candidate are complex. In 2019, we modified the manufacturing process we use to manufacture our autologous Product Candidates. We refer to the new manufacturing process as the OptimAb process.

The OptimAb manufacturing process, is designed as an iterative improvement of our first two manufacturing processes (the LY and mAb processes) for our first-generation NGK2D CAR-T CYAD-01and builds upon key characteristics of both. OptimAb utilizes a shortened eight-day cell culture and incorporates a selective phosphoinositide 3-kinase (PI3K) inhibitor. Combined with the manufacturing optimizations previously developed by us, the OptimAb process results in a product candidate that is enriched for T cells with a memory-like phenotype while maintaining the high level of manufacturing reliability required to support clinical development.

The first patient in our CYAD-02 CYCLE-1 trial to be administered drug product candidate manufactured using the OptimAb process was treated in January 2020. As of the date of this Annual Report, 24 patients have been dosed using the new process across both the CYAD-01 and CYAD-02 clinical programs. To date, no critical safety issues related to the cell therapy have been reported. There can be no assurance that drug product candidate manufactured using the OptimAb process will have similar or improved safety and clinical activity compared to drug product candidate manufactured using our previous manufacturing processes.

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

We have not yet finalized our clinical development program for CYAD-02 for the treatment of patients with r/r AML and MDS or for CYAD-101, our allogeneic NKG2D CAR-T for the treatment of mCRC or CYAD-211, or allogeneic BCMA CAR-T for the treatment of r/r multiple myeloma (MM). The FDA and comparable foreign regulators may not agree with our proposed protocols for these clinical trials, which could result in delays.

We are still considering the clinical development program for CYAD-02 in relapsed / refractory AML and MDS, CYAD-101 for mCRC and CYAD-211 for relapsed / refractory MM. Prior to initiating new clinical trials for our drug product candidates, we are required to submit clinical trial protocols for these trials to the FDA and comparable foreign regulators in other jurisdictions where we plan to undertake clinical trials. We may not reach agreement with these regulators, or there may be a delay in reaching agreement. These regulators may want to see additional clinical or preclinical data regarding our Product Candidates before we initiate new clinical trials. Any of these decisions could have a material adverse effect on our expected clinical and regulatory timelines, business, prospects, financial condition and results of operations.

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

The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the trial until our conclusion. We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons, including:

•	The size and nature of the patient population;

•	The patient eligibility criteria defined in the protocol;

•	The size of the study population required for analysis of the trial’s primary endpoints;

•	The willingness or availability (including legality under applicable covid-19 shelter-in-place restrictions) of patients to participate in our trials (including due to fears of contracting covid-19);

•	The willingness of investigators and other third parties to support patient enrollment due to concerns surrounding the covid-19 pandemic;

•	The proximity of patients to trial sites;

•	The design of the trial;

•	Our ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	Competing clinical trials for similar therapies;

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

Further, timely enrollment in clinical trials is reliant on clinical trial sites which may be adversely affected by global health matters, including, among other things, pandemics. With regards to our clinical programs,

CYAD-02, CYAD-101 and CYAD-211 were slightly impacted by the coronavirus pandemic throughout 2020. Enrollment in the respective trials for these assets is ongoing without any major disruption, partially due to the staggered enrollment associated with the dose-escalation trials for CYAD-211 and CYAD-02, respectively, and the expansion cohort of CYAD-101 which began in late 2020. However, certain clinical sites and institutions have not been able to receive visits from us or our representatives, which has delayed our data monitoring activities.

The long-term impact of COVID-19 on our operations will depend on future developments, which are highly uncertain and cannot be predicted, including a potential second wave of the pandemic, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among other things, but potential prolonged closures or other business disruptions may negatively affect its operations and the operations of its agents, contractors, consultants or collaborators, which could have a material adverse impact its business, results of operations and financial condition.

In addition, after enrollment in these trials, if patients contract COVID-19 during participation in our trials or are subject to isolation or shelter-in-place restrictions, they may drop out of our trials, miss scheduled follow-up visits or otherwise fail to follow trial protocols. If patients are unable to follow the trial protocols or if our trial results are otherwise disputed due to the effects of the COVID-19 pandemic or actions taken to mitigate its spread, the integrity of data from our trials may be compromised or not accepted by the FDA or other regulatory authorities, which would represent a significant setback for the applicable program.

Some factors from the COVID-19 pandemic that we believe may adversely affect enrollment in our trials include:

•

The diversion of healthcare resources away from the conduct of clinical trial matters to focus on pandemic concerns, including the attention of physicians serving as our clinical trial investigators, hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

•

Some patients who would otherwise be candidates for enrollment in our clinical trials are at increased risk of severe effects of the coronavirus, which may lead to the death of some patients and render others too ill to participate, limiting the available pool of participants for our trials;

•	The fact that there can be no guarantee that any proposed changes to our protocols, if necessary, would be acceptable to regulators;

•	Limitations on travel that interrupt key trial activities, such as clinical trial site initiations and monitoring; and

•	Interruption in global shipping affecting the transport of clinical trial materials being used in our trials.

These and other factors arising from the COVID-19 pandemic could worsen in countries that are already afflicted with the virus or could continue to spread to additional countries, each of which may further adversely impact our clinical trials. The global outbreak of the COVID-19 pandemic continues to evolve and the conduct of our trials may continue to be adversely affected, despite efforts to mitigate this impact.

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

The FDA may seek consent decrees or withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with our drug product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

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

The international pharmaceutical and medical technology industry is highly regulated by government bodies (hereinafter the “Competent Authorities”) that impose substantial requirements covering nearly all aspects of our activities notably on research and development, manufacturing, preclinical tests, clinical trials, labelling, marketing, sales, storage, record keeping, promotion and pricing of our research programs and product candidates. Compliance with standards laid down by local Competent Authorities is required in each country where we, or any of our partners or licensees, conduct said activities in whole or in part. The Competent Authorities notably include the EMA in the European Union and the FDA in the United States.

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

The market for pharmaceutical products is highly competitive. Our competitors include many established pharmaceutical, biotechnology, universities and other research or commercial institutions, many of which have substantially greater financial, research and development resources than us. The fields in which we operate are characterized by rapid technological change and innovation. There can be no assurance that our competitors are not currently developing, or will not in the future develop technologies and products that are equally or more effective and/or are more economical as any current or future technology or product of ours. Competing products may gain faster or greater market acceptance than our products and medical advances or rapid technological development by competitors may result in our product candidates becoming non-competitive or obsolete before we are able to recover our research and development and commercialization expenses. If we or our product candidates do not compete effectively, it may have a material adverse effect on our business.

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

All of these factors will have a direct impact on our ability to make profits on the products in question. The partial/no reimbursement policy of medicines could have a material adverse effect on the business, prospects, financial situation, earnings and our growth.

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

In Europe, Directive 95/46/EC of the European Parliament and of the Council of October 24, 1995 on the protection of individuals with regard to the processing of personal data and on the free movement of such data (the “Directive”), and Directive 2002/58/EC of the European Parliament and of the Council of July 12, 2002 concerning the processing of personal data and the protection of privacy in the electronic communications sector (as amended by Directive 2009/136/EC) (the “e-Privacy-Directive”), have over the past two decades required the EU member states to implement data protection laws to meet strict privacy requirements. Violations of the resulting national law requirements can result in administrative measures, including fines, or criminal sanctions. The e-Privacy Directive will be replaced in time by a new e-Privacy Regulation (having direct legal effect without the need for transposition into national laws) which may impose additional obligations and risk for our business.

Effective as of May 25, 2018, the Directive has been replaced by Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (the “GDPR”). Unlike the Directive, the GDPR resorts direct legal effect and (although it contains more than fifty provisions allowing for EU member states to enact more precise measures) does not require transposition into national laws. As such, it imposes a broad range of strict requirements on companies subject to the GDPR, such as us, including requirements relating to having legal bases for processing personal information (i.e. information relating to identified or identifiable individuals) and transferring such information outside the European Economic Area (the “EEA”), including to the United States, providing details to those individuals regarding the processing of their personal information, keeping personal information secure, having data processing agreements with third parties who process personal information, responding to individuals’ requests to exercise their rights in respect of their personal information, reporting security breaches involving personal data to the competent national data protection authority and affected individuals, appointing data protection officers, conducting data protection impact assessments, and record-keeping. The GDPR focuses strongly on accountability of data controllers (such as us) and requires us to take all technical and organizational measures (privacy by design and by default) to ensure that we meet our obligations. It also increases substantially the penalties to which we could be subject in the event of any non-compliance, including fines of up to €10,000,000 or up to 2% of our total worldwide annual turnover for certain comparatively minor offenses, or up to €20,000,000 or up to 4% of our total worldwide annual turnover for more serious offenses. Given this robust new legislative framework and the nascent jurisprudence developing in our wake, we face considerable uncertainty as to the correct interpretation and implementation of the GDPR requirements and may be unsuccessful in implementing all technical and organizational measures required by data protection authorities or courts.

In addition to the direct applicability of the GDPR per se, national laws of EU member states are also in the process of being adapted to the requirements of the GDPR, notably in areas where the GDPR gives leeway to EU member states to fill in the gaps - thereby implementing national laws which may partially deviate from the GDPR and impose different obligations from country to country, so that we cannot expect to operate in a uniform legal landscape in the EU. Thus, in the field of handling genetic data for instance, the GDPR specifically allows national laws to impose additional and more specific requirements or restrictions, and European laws have historically differed quite substantially in this field, leading to additional uncertainty.

We must also ensure that we maintain adequate safeguards to enable the transfer of personal data outside of the EEA in compliance with European data protection laws, in particular to the United States. The Schrems 2 ruling of the European Court of Justice has complicated international data transfers from the EU to the US by obliterating the former EU-US Privacy Shield and by criticizing the existing standard contractual clauses (SCC) that the European Commission had decreed. As a result, we expect that we will continue to face uncertainty as to whether our efforts to comply with our obligations under European privacy laws will be sufficient. If we are investigated by a European data protection authority, we may face fines and other penalties. Any such investigation or charges by European data protection authorities could have a negative effect on our existing business and on our ability to attract and retain new clients or pharmaceutical partners. A data protection authority could also order a processing ban, which could mean the effective end of a clinical trial. We may also experience hesitancy, reluctance, or refusal by European or multi-national clients or pharmaceutical partners to continue to use our products and solutions due to the potential risk exposure as a result of the current (and, in particular, future) data protection obligations imposed on them by certain data protection authorities in interpretation of current law, including the GDPR. Such clients or pharmaceutical partners may also view any alternative approaches to compliance as being too costly, too burdensome, too legally uncertain, or otherwise objectionable and therefore decide not to do business with us. Any of the foregoing could materially harm our business, prospects, financial condition and results of operations.

Risks Related to Our Reliance on Third Parties

We have obtained and will seek to obtain significant funding from the Walloon Region. The terms of the agreements signed with the Region may hamper our ability to partner part or all of our products.

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

We are and expect to continue to be dependent on collaborations with partners relating to the development and commercialization of our existing and future research programs and product candidates. We had, have and will continue to have discussions on potential partnering opportunities with various pharmaceutical and medical device companies. If we fail to enter into or maintain collaborative agreements on reasonable terms or at all, our ability to develop our existing or future research programs and product candidates could be delayed, the commercial potential of our products could change and our costs of development and commercialization could increase. For example, we are party to two collaboration agreements with Horizon Discovery regarding the use of Horizon’s SMARTvector shRNA reagents to reduce expression of one or more defined targets in connection with the development of our product candidates. Horizon recently informed us they believe we are in material breach of these agreements as a result of certain disclosures we have made in connection with our obligations as a publicly traded company in the United States and Belgium, although they have not formally delivered to us a notice of material breach or termination. We believe any such assertion of material breach would be without merit and we would expect to vigorously defend any such notice of material breach. Any dispute under these agreements would be subject to arbitration in The Hague under the International Chamber of Commerce Rules. We are currently in discussions with Horizon about possible amendments to these agreements in connection with which we would retain freedom to operate under the in-licensed patents.

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

We and these third parties are required to comply with the FDA’s GCPs for conducting, recording and reporting the results of clinical trials to assure that the data and reported results are credible and accurate and that the rights, integrity and confidentiality of clinical trial participants are protected. The FDA, the Competent Authorities of the Member States of the EEA, and comparable foreign regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and clinical trial sites. If we or these third parties fail to comply with applicable GCPs, the clinical data generated in our future clinical trials may be deemed unreliable and the FDA, the EMA, or other foreign regulatory authorities may require us to perform additional clinical trials before approving any marketing applications. Upon inspection, the FDA may determine that our clinical trials did not comply with GCPs. In addition, our future clinical trials will require a sufficient number of test subjects to evaluate the safety and effectiveness of our drug product candidates. Accordingly, if our CROs fail to comply with these regulations or fail to recruit a sufficient number of patients, we may be required to repeat such clinical trials, which would delay the regulatory approval process.

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

Engineered-cell therapies require many specialty raw materials, some of which are manufactured by small companies with limited resources and experience to support a commercial product. The suppliers may be ill-equipped to support our needs, especially in non-routine circumstances like an FDA inspection or medical crisis, such as widespread contamination, or a pandemic such as COVID-19. We also do not have contracts with many of these suppliers, and may not be able to contract with them on acceptable terms or at all. Accordingly, we may experience delays in receiving key raw materials to support clinical or commercial manufacturing.

In addition, some raw materials are currently available from a single supplier, or a small number of suppliers. We cannot be sure that these suppliers will remain in business, or that they will not be purchased by one of our competitors or another company that is not interested in continuing to produce these materials for our intended purpose.

Two vaccines for COVID-19 were granted Emergency Use Authorization by the FDA in late 2020, and more are likely to be authorized in the coming months. The resultant demand for vaccines and potential for manufacturing facilities and materials to be commandeered under the Defense Production Act of 1950, or equivalent foreign legislation, may make it more difficult to obtain materials or manufacturing slots for the products needed for our clinical trials, which could lead to delays in these trials.

Risks Related to Our Intellectual Property

Our patents and other intellectual property rights portfolio are relatively young and may not adequately protect our research programs and product candidates, which may impede our ability to compete effectively.

Our success will depend in part on our ability to obtain, maintain and enforce our patents and other intellectual property rights. Our research programs and product candidates are covered by several patent application families, which are either licensed to us or owned by us. Out of the numerous patent applications controlled by us, eleven national patents have been granted in the US relating to the field of immuno-oncology. We cannot guarantee that it will be in a position in the future to develop new patentable inventions or that we or our licensors will be able to obtain or maintain these patent rights against challenges to their validity, scope and/or enforceability. We cannot guarantee that it is or has been the first to conceive an invention or to file a patent application on an invention, particularly given that patent applications are not published in most countries before 18-months after the date of filing. Moreover, we may have little or no control over its licensors’ abilities to prevent the infringement of their patents or the misappropriation of their intellectual property. There can be no assurance that the technologies used in our research programs and product candidates are patentable, that pending or future applications will result in the grant to us or our licensors, that any patents will be of sufficient breadth to provide adequate and commercially meaningful protection against competitors with similar technologies or products, or that any patents granted to us or our licensors will not be successfully challenged, circumvented, invalidated or rendered unenforceable by third parties, enabling competitors to circumvent or use them and depriving us from the protection it would need against competitors. If we or our licensors do not obtain meaningful patents on their technologies or if the patents of us or our licensors are invalidated, third parties may use the technologies without payment to us. A third party’s ability to use unpatented technologies is enhanced by the fact that the published patent application contains a detailed description of the relevant technology.

We cannot guarantee that third parties, contract parties or employees will not claim ownership rights over the patents or other intellectual property rights owned or held by us.

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

Risks Related to Our Organization, Structure and Operation

We and our third-party suppliers are subject to high standards of manufacturing in accordance with cGMPs and other manufacturing regulations. Complying with these requirements will require us and our third-party suppliers to expend significant time, money and effort and any failure to comply could have an adverse effect on our business.

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

We rely on a single manufacturing facility and if operations at that manufacturing facility are disrupted, we could experience delays in our clinical trials or we would need to expend additional time and capital to identify and onboard another manufacturing facility.

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

We will need increased manufacturing capacity, which will require additional time and capital. If we are not able to expand manufacturing capacity, we may experience delays in our clinical trials.

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

To induce valuable employees to remain with us, in addition to salary and cash incentives, we have provided warrants that vest over time. The value to employees of these equity grants that vest over time may be significantly affected by movements in our share price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. We do not maintain “key man” insurance policies on the lives of all of these individuals or the lives of any of our other employees.

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

As of December 31, 2020, we had 92 employees and six senior managers, three being under employment contracts and three under management services agreements, most of whom are full-time. As our drug product candidates move into later stage clinical development and towards commercialization, we must add a significant number of additional managerial, operational, sales, marketing, financial, and other personnel. Future growth will impose significant added responsibilities on members of management, including:

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

Management identified the following material weakness as of December 31, 2020: given the size of our operations, we maintain a limited finance and accounting staff, which does not ensure sufficient backup in personnel with an appropriate level of knowledge and experience in the application of International Financial Reporting Standards (IFRS). See “Item 15—Controls and Procedures” of this Annual Report for further discussion of management’s assessment of the effectiveness of our internal control over financial reporting. Section 404 of the Sarbanes-Oxley Act requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F.

Assessing our procedures to improve our internal control over financial reporting is an ongoing process. We can provide no assurance that our remediation efforts described under “Item 15—Controls and Procedures” of this Annual Report will be successful and that we will not have material weaknesses in the future. Any additional material weaknesses we identify could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to remedy the material weaknesses and continue to conclude that our internal control over financial reporting is ineffective, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of the ADSs could decline, and we could be subject to sanctions or investigations by the NASDAQ Stock Market, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

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

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. As of the date of this Annual Report, Belgium and the United States, where we operate, has been impacted by temporary closures. The length or severity of this pandemic cannot be predicted, but the Company anticipates that there may be an additional impact from a prolonged COVID-19 environment on the planned development activities of the Company.

Further, timely enrollment in clinical trials is reliant on clinical trial sites which may be adversely affected by global health matters, including, among other things, pandemics. With regards to our clinical programs, CYAD-02, CYAD-101 and CYAD-211 were slightly impacted by the coronavirus pandemic throughout 2020. Enrollment in the respective trials for these assets is ongoing without any major disruption, partially due to the staggered enrollment associated with the dose-escalation trials for CYAD-02 and CYAD-211 and CYAD-02, respectively, and the expansion cohort of the CYAD-101 trial which began in late 2020. However, certain clinical sites and institutions have not been able to receive visits from us or our representatives, which has delayed our data monitoring activities.

The long-term impact of COVID-19 on the Company’s operations will depend on future developments, which are highly uncertain and cannot be predicted, including a potential second wave of the pandemic, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among other things, but potential prolonged closures or other business disruptions may negatively affect its operations and the operations of its agents, contractors, consultants or collaborators, which could have a material adverse impact its business, results of operations and financial condition.

In addition, after enrollment in these trials, if patients contract COVID-19 during participation in our trials or are subject to isolation or shelter-in-place restrictions, they may drop out of our trials, miss scheduled follow-up visits or otherwise fail to follow trial protocols. If patients are unable to follow the trial protocols or if our trial results are otherwise disputed due to the effects of the COVID-19 pandemic or actions taken to mitigate its spread, the integrity of data from our trials may be compromised or not accepted by the FDA or other regulatory authorities, which would represent a significant setback for the applicable program.

Some factors from the COVID-19 pandemic that we believe may adversely affect enrollment in our trials include:

•

The diversion of healthcare resources away from the conduct of clinical trial matters to focus on pandemic concerns, including the attention of physicians serving as our clinical trial investigators, hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

•

Some patients who would otherwise be candidates for enrollment in our clinical trials are at increased risk of severe effects of the coronavirus, which may lead to the death of some patients and render others too ill to participate, limiting the available pool of participants for our trials;

•	The fact that there can be no guarantee that any proposed changes to our protocols, if necessary, would be acceptable to regulators;

•	Limitations on travel that interrupt key trial activities, such as clinical trial site initiations and monitoring; and

•	Interruption in global shipping affecting the transport of clinical trial materials being used in our trials.

These and other factors arising from the COVID-19 pandemic could worsen in countries that are already afflicted with the virus or could continue to spread to additional countries, each of which may further adversely impact our clinical trials. The global outbreak of the COVID-19 pandemic continues to evolve and the conduct of our trials may continue to be adversely affected, despite efforts to mitigate this impact.

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

We are not profitable and have incurred losses in each period since our inception. For the years ended December 31, 2020, 2019 and 2018, we incurred a loss for the year of €17.2 million, €28.6 million and €37.4 million, respectively. As of December 31, 2020, we had a retained loss of €91.8 million. We expects these losses to increase as we continue to incur significant research and development and other expenses related to our ongoing operations, continues to advance our drug product candidates through preclinical studies and clinical trials, seek regulatory approvals for our drug product candidates, scale-up manufacturing capabilities and hire additional personnel to support the development of our drug product candidates and to enhance our operational, financial and information management systems.

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

Even if we succeed in commercializing one or more of our drug product candidates, we will continue to incur losses for the foreseeable future relating to our substantial research and development expenditures to develop our technologies. We anticipate that our expenses will increase substantially if and as we:

•	Continue our research, preclinical and clinical development of our product candidates;

•	Expand the scope of therapeutic indications of our current clinical studies for our product candidates;

•	Initiate additional preclinical studies or additional clinical trials of existing product candidates or new product candidates;

•	Further develop the manufacturing process for our product candidates;

•	Change or add additional manufacturers or suppliers;

•	Seek regulatory and marketing approval for our drug product candidates that successfully complete clinical studies;

•	Establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval, in the European Union and the United States;

•	Make milestone or other payments under any in-license agreements;

•	Maintain, protect and expand our intellectual property portfolio; and

•	Maintain and upgrade internal controls.

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

Our operations have required substantial amounts of cash since inception. We expect to continue to spend substantial amounts to continue the clinical development of our drug product candidates CYAD-02, CYAD-211 and CYAD-101 (the “Product Candidates”) or any future product candidates, including but limited to CYAD-103, CYAD-221 and CYAD-231. If approved, we will require significant additional amounts in order to launch and commercialize our drug product candidates.

As of December 31, 2020, we had cash and cash equivalents of €17.2 million and no short-term investments. On January 8, 2021, we entered into a committed equity purchase agreement (“Purchase Agreement”) for up to $40 million with Lincoln Park Capital Fund, LLC (“LPC”), a Chicago-based institutional investor. Over the 24-month term of the Purchase Agreement, we will have the right to direct LPC to purchase up to an aggregate amount of $40 million American Depositary Shares (“ADSs”), each of which represents one of our ordinary shares. This equity purchase agreement is expected to strengthen our current statement of financial position while also providing us with access to future capital on an as needed basis and to ensure sufficient funding to cover our operations for the next 12 months from the date the financial statements are issued.

Based on our current scope of activities, we estimate that our cash and cash equivalents as of December 31, 2020 combined with the $40 million that we have access to from the equity purchase agreement established with Lincoln Park Capital Fund should be sufficient to fund operations until mid-2022, including data readouts from our ongoing clinical trials.

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

The achievement of milestones (R&D, scientific, clinical, regulatory, business) will trigger payment obligations towards Celdara, Dartmouth and Horizon, which will negatively impact the Company’s profitability and may require material additional funding.

The Company contracted over the past year numerous funding agreements with the Walloon Region to partially finance its research and development programs. Under the terms of the agreements, the Company would need to obtain the consent of the Walloon Region for any out-licensing agreement or sale to a third party of any or all of its products, prototypes or installations which may reduce the Company’s ability to partner or sell part or all of its products. Furthermore, when the research and development programs partially financed by the Company enter in “exploitation phase”, the Company has to start reimbursing the funding received. For more information on the potential financial consequences of these exploitation decisions in terms of potential reimbursements and sales percentage fees to be paid to the Walloon Region. The Company may not be able to reimburse such funding under the terms of the agreements or such reimbursement may jeopardize the funding of its clinical and scientific activities

Our ability to raise additional funds will depend on financial, economic and market conditions and other factors, over which we may have no or limited control, and we cannot guarantee that additional funds will be available to it when necessary on commercially acceptable terms, if at all. If the necessary funds are not available, we may need to seek funds through collaborations and licensing arrangements, which may require us to reduce or relinquish significant rights to our research programs and product candidates, to grant licenses on our technologies to partners or third parties or enter into new collaboration agreements, the terms could be less favorable to us than those we might have obtained in a different context. If adequate funds are not available on commercially acceptable terms when needed, we may be forced to delay, reduce or terminate the development or commercialization of all or part of our research programs or product candidates or we may be unable to take advantage of future business opportunities.

Our net losses and significant cash used in operating activities have raised doubt regarding our ability to continue as a going concern.

We have a limited operating history and have experienced net losses and significant cash used in operating activities in each period since inception. We expect to continue to incur net losses and have significant cash outflows for at least the next year. As of December 31, 2020, we had cash and cash equivalents of €17.2 million and no short-term investments and an accumulated deficit of €91.8 million. On January 8, 2021, we entered into a committed equity purchase agreement (“Purchase Agreement”) for up to $40 million with Lincoln Park Capital Fund, LLC (“LPC”). Over the 24-month term of the Purchase Agreement, we will have the right to direct LPC to purchase up to an aggregate amount of $40 million ADSs.

Our cash and cash equivalents and accumulated deficit, among other factors, raise doubt about our ability to continue as a going concern. Our inability to continue as a going concern could materially limit our ability to raise additional funds through the issuance of new debt or equity securities or otherwise. Future reports on our financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. We have not been profitable since inception, and it is possible we will never achieve profitability. None of our product candidates can be marketed until governmental approvals have been obtained. Accordingly, there is no substantial source of revenues, much less profits, to sustain our present activities, and no substantial revenues will likely be available until, and our product candidates are approved by FDA, EMA or other Competent Authority and successfully marketed, either by us or a partner, an outcome which may not occur. Based on our current level of operating expenditures, we expect our cash position as of December 31, 2020 combined with the full utilization of the $40 million equity purchase agreement established in January 2021 to be able to fund our operations until mid-2022 but we will require significant additional cash resources to launch new development phases of existing projects in our pipeline. In addition, this period could be shortened if there are any significant increases in planned spending on development programs or more rapid progress of development programs than anticipated. Other financing may not be available when needed to allow us to continue as a going concern. The perception that we may not be able to continue as a going concern may cause others to choose not to deal with us due to concerns about our ability to meet our contractual obligations.

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

As of December 31, 2020, we had cash and cash equivalents of €17.2 million and no short-term investments. We historically have invested substantially all of our available cash and cash equivalents in corporate bank accounts. Pending their use in our business, we may invest the net proceeds of our global offerings in investments that may include corporate bonds, commercial paper, certificates of deposit and money market funds. These investments may be subject to general credit, liquidity, and market and interest rate risks. We may realize losses in the fair value of these investments or a complete loss of these investments, which would have a negative effect on our financial statements.

The Public Company Accounting Oversight Board, or PCAOB, is currently unable to inspect the audit work and practices of auditors operating in Belgium, including our auditor.

Our auditors, EY Bedrijfsrevisoren BV/Reviseurs d’Entreprises SRL, are registered with the Public Company Accounting Oversight Board (PCAOB). Our auditors, like any other independent registered public accounting firms operating in Belgium, are not yet permitted, because of Belgian regulation impediments, to be subject to inspections by the PCAOB that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. As a result, our investors may not realize the potential benefits of such inspections. Cooperation between Belgium regulator and the PCAOB is expected in the first half of 2021.

Risks Related to Ownership of Our Ordinary Shares and American Depositary Shares (“ADS”)

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

In addition, stock markets have from time to time experienced extreme price and volume volatility which, in addition to general economic, financial and political conditions, could affect the market price for the Shares regardless of the operating results or our financial condition.

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

Public takeover bids on our shares and other voting securities, such as warrants or convertible bonds, if any, are subject to the Belgian Act of 1 April 2007 on public takeover bids, as amended and implemented by the Belgian

Royal Decree of April 27, 2007, or Royal Decree, and to the supervision by the Belgian Financial Services and Markets Authority, or FSMA. Public takeover bids must be made for all of our voting securities, as well as for all other securities that entitle the holders thereof to the subscription to, the acquisition of or the conversion into voting securities. Prior to making a bid, a bidder must issue and disseminate a prospectus, which must be approved by the FSMA. The bidder must also obtain approval of the relevant competition authorities, where such approval is legally required for the acquisition of us. The Belgian Act of 1 April 2007 provides that a mandatory bid will be required to be launched for all of our outstanding shares and securities giving access to ordinary shares if a person, as a result of our own acquisition or the acquisition by persons acting in concert with it or by persons acting on their account, directly or indirectly holds more than 30% of the voting securities in a company that has our registered office in Belgium and of which at least part of the voting securities are traded on a regulated market or on a multilateral trading facility designated by the Royal Decree. The mere fact of exceeding the relevant threshold through the acquisition of one or more shares will give rise to a mandatory bid, irrespective of whether or not the price paid in the relevant transaction exceeds the current market price.

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

The Belgian Financial Services and Markets Authority, or the FSMA, opened an investigation against us on April 22, 2014. Such investigation was related to whether we had failed to timely disclose inside information to the market in relation to the Investigational New Drug, or IND, clearance from the FDA for our CHART-2 Phase III heart-failure trial received on December 26, 2013 and reported on January 9, 2014. In April 2015, we notified the FSMA our agreement to settle our investigation by paying the proposed settlement amount of €175,000. Although such settlement does not provide for any admission of guilt on our part, the fact that we have entered into a settlement with the FSMA could cause investors to have a negative perception of our governance structure, which would have a material adverse effect on our business. Further, any future allegations (based on other facts and circumstances) that we failed to comply with applicable securities laws, whether or not true, may subject it to fines, claims and/or sanctions, which could impair our ability to offer our securities or restrict trading in our securities. The occurrence of any of the foregoing could have a material adverse effect on the trading price of our securities and our business.

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

We do not believe that we were a PFIC for the 2020 taxable year and, based on the expected composition of our income and assets, we do not expect to be a PFIC for the 2021 taxable year; however, we cannot provide any assurances regarding our PFIC status for past, current or future taxable years. Our status as a PFIC is a fact intensive determination made on an annual basis. Whether we are a PFIC for any taxable year will depend on the composition of our income and assets, and the estimated fair market values of our assets, in each year. The market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to fluctuate. Our status as a PFIC also depends on the interpretation of the rules governing the PFIC income and asset tests, which are subject to uncertainty (including with respect to the characterization of income from government grants, for which direct legal authority does not exist).

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

In addition, a majority of our shareholders present or represented at our meeting of shareholders may release a director from any claim of liability we may have, provided that the financial position is accurately reflected in the annual accounts. This includes a release from liability for any acts of the directors beyond their statutory powers or in breach of the Belgian Code on Companies and Associations, provided that the relevant acts were specifically mentioned in the convening notice to the meeting of shareholders deliberating on the discharge. In contrast, most U.S. federal and state laws prohibit a company or its shareholders from releasing a director from liability altogether if he or she has acted in bad faith or has breached his or her duty of loyalty to us. Finally, Belgian corporate law does not provide any form of appraisal rights in the case of a business combination. As a result of these differences between Belgian corporate law and our articles of association, on the one hand, and the U.S. federal and state laws, on the other hand, in certain instances, you could receive less protection as an ADS holder of our company than you would as a shareholder of a listed U.S. company.

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

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2021. In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents and more than 50% of the members of our Executive Committee or members of our Board of Directors are residents or citizens of the United States, we could lose our foreign private issuer status.

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

A. History and Development of the Company

Our legal and commercial name is Celyad Oncology SA. On June 10, 2020, we rebranded Celyad SA as Celyad Oncology SA to better reflect our ambition to pioneer CAR T cell therapies for cancer and more accurately reflect our team’s expertise in developing innovative cell therapies against cancer. We are a limited liability company incorporated in the form of a naamloze vennootschap/société anonyme under Belgian law. We are registered with the Register of Legal Entities (RPM Nivelles) under the enterprise number 891.118.115. We were incorporated in Belgium on July 24, 2007 for an unlimited duration. Our fiscal year ends December 31.

Our principal executive and registered offices are located at rue Edouard Belin 2 1435 Mont-Saint-Guibert, Belgium and our telephone number is +32 10 394 100. Our agent for service of process in the United States is Celyad Inc., World Financial District, 60 Broad Street, Suite 3502, New York, NY 10004. We also maintain a website at www.celyad.com. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our website is not a part of this Annual Report.

Our actual capital expenditures related to Property, Plant and Equipment, excluding the impact of recognition of right of use assets for the years ended December 31, 2018, 2019 and 2020, amounted to €0.8 million, €0.4 million and €0.2 million, respectively. These capital expenditures primarily consisted of the acquisition of laboratory equipment and industrial tools, the refurbishment of our research and development laboratories and leasehold improvements of our corporate offices located in Belgium. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs. For commitments regarding capital expenditures, we refer to Item 5.F.

The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Celyad Oncology SA, that file electronically with the SEC.

B. Business Overview

We are a clinical-stage biotechnology company focused on the discovery and development of chimeric antigen receptor T cell (CAR T) therapies for cancer. Our goal is to discover, develop and commercialize our next-generation CAR T cell therapy product candidates, if approved. We are currently developing a diversified pipeline of allogeneic and autologous CAR T cell therapy candidates for the treatment of both hematological malignancies and solid tumors.

Our differentiated pipeline of next generation CAR T candidates is based off the two main approaches in the field of CAR T: allogeneic, or off-the-shelf, and autologous, or personalized, therapies. Allogeneic CAR T cells are prepared in advance from healthy donors and are stored frozen until a patient requires treatment. With the autologous approach, CAR T cells are derived from the patients themselves, first by collection of the patient’s immune cells through a process called leukapheresis, and then the patient’s cells are engineered and reintroduced back into the patient via infusion.

Over the past few years, as the CAR T landscape has shifted towards pursuing off-the-shelf approaches, we have continued to steadily progress our allogeneic CAR T franchise and programs by exploring two proprietary, non-gene edited technology platforms, T cell receptor inhibitory molecule (TIM) and short hairpin RNA(shRNA), to target the T cell receptor (TCR) complex. In adoptive cell therapy, the infusion of donor-derived T cells to cancer patients with a different background than that of the donor may lead to multiple reactions. These reactions include the donor cells attacking the patient’s healthy tissue, known as Graft-versus-Host disease (GvHD), as well as the rejection of the therapy by the patient’s immune system known as Host-versus-Graft (HvG) reaction.

The TCR, a molecule present on the surface of T cells, is principally responsible for GvHD. At the center of allogeneic CAR T therapy, the goal is to eliminate or blunt the signaling of the TCR through engineering with a specific technology. By reducing the signaling of the TCR, the engineered allogeneic CAR T cells fail to recognize the patient’s healthy tissue as foreign, which avoids GvHD.

We believe non-gene edited technologies target the TCR specifically without extensive genetic manipulation. Through the co-expression of our non-gene edited technologies with a specific CAR of interest, we can design cell therapy candidates intended to inhibit the function of the TCR while allowing the T cells to target the cancer. We believe this unique strategy offers a streamlined approach in advancing the allogeneic CAR T landscape.

Our proprietary non-gene edited technologies, TIM and shRNA, offer a unique strategy and streamlined approach to allogeneic CAR T development:

•

T cell Inhibitory Molecule (TIM). Our novel TIM peptide interferes with the ability of the TCR to signal and is designed to prevent GvHD. TIM is a truncated form of the CD3z component of the TCR complex which lacks the critical signaling domains of the wild-type CD3z. In our CYAD-100 series of CAR T candidates, including CYAD-101, TIM is co-expressed with a NKG2D CAR to reduce the potential of the TCR to induce GvHD. Following the expression of TIM, the peptide acts as a competitive inhibitor to wild-type CD3z and is incorporated into the TCR complex.

•

Short hairpin RNA (shRNA). shRNA is a dynamic, innovative technology that allows for the development of allogeneic CAR Ts through the selection of an optimal shRNA, targeting CD3z which results in durable high-level knockdown of the TCR on T cells to a level equivalent to that seen if the CD3z gene was gene edited with CRISPR/Cas9. In addition, the persistence of allogeneic T cells without a CAR generated with shRNA was statistically superior to similar cells generated with CRISPR/Cas9. We have also demonstrated concurrent knockdown of multiple gene products, or multiplexing,

Central to our pipeline is a cutting-edge All-in-One vector approach where we focus on using a single vector to generate CAR T cells to simplify the design and development of our cell therapy candidates. The All-in-One vector approach encodes multiple components of the CAR T construct simultaneously, including the CAR, our non-gene edited technologies including TIM and shRNA, cell section marker to assist with the enrichment of the manufactured cells and potential therapeutic add-ons such as cytokines and antibodies. This single transduction, plug and play approach to CAR T development has the potential to streamline process development and manufacturing while broadening the potential applicability of our candidates.

Our CAR T Pipeline

The pipeline below presents our allogeneic and autologous product candidates.

AML: Acute myeloid leukemia; BCMA: B-cell maturation antigen; mCRC: Metastatic colorectal cancer; MDS: Myelodysplastic syndrome; MM: Multiple myeloma; NKG2DL: Natural killer group 2D ligands; r/r: relapse/refractory.

Our lead product candidates include:

•

CYAD-101. CYAD-101 is an investigational, non-gene edited, allogeneic CAR T candidate engineered to co-express a CAR based on NKG2D, a receptor expressed on natural killer (NK) cells that binds to eight stress-induced ligands and TIM. CYAD-101 is currently in a Phase 1 clinical trial, alloSHRINK, for the treatment of patients with advanced metastatic colorectal cancer (mCRC). In total, 15 patients with relapsed/refractory mCRC who progressed after previous treatment with oxaliplatin-based or irinotecan-based chemotherapies were treated in the dose-escalation segment of the Phase 1 alloSHRINK trial evaluating three dose levels of CYAD-101 administered concurrently with preconditioning chemotherapy. The mean number of prior therapies received by patients enrolled in the trial was three. To date, treatment with CYAD-101 was observed to be well-tolerated with no evidence of GvHD. In addition, two patients in the trial achieved a confirmed partial response (PR) including one patient at the recommended dose of 1x10[9] CYAD-101 cells per infusion, which is under further investigation in the expansion cohort of the trial. In September 2020, we entered a clinical trial collaboration with Merck & Co, Inc. (Merck) to conduct the Phase 1b KEYNOTE-B79 clinical trial, which will evaluate CYAD-101 following FOLFIRI preconditioning chemotherapy, with Merck’s anti-PD-1 therapy, KEYTRUDA® (pembrolizumab) in refractory mCRC patients with microsatellite stable (MSS) / mismatch-repair proficient (pMMR) disease.

•

CYAD-211. CYAD-211 is an investigational, shRNA-based allogeneic CAR T candidate for the treatment of relapsed / refractory multiple myeloma (r/r MM). CYAD-211 is engineered to co-express a B cell maturation antigen (BCMA) targeting chimeric antigen receptor and a single shRNA, which interferes with the expression of the CD3z component of the TCR complex. In July 2020, we announced the Food & Drug Administration (FDA) clearance of our Investigational New Drug (IND) application for CYAD-211. In November 2020, we began enrollment in the dose-escalation Phase 1 IMMUNICY-1 trial, which will evaluate the safety and clinical activity of a single infusion of CYAD-211 following preconditioning chemotherapy in patients with r/r MM.

•

CYAD-02. CYAD-02 is an investigational, autologous CAR T therapy that co-expresses both the NKG2D CAR and a single shRNA targeting the NKG2D ligands MICA and MICB on the CAR T cells. In preclinical models, shRNA-mediated knockdown of MICA and MICB expression on NKG2D CAR T cells has shown enhanced in vitro expansion, as well as enhanced in vivo engraftment and persistence, of the CAR T cells, as compared to first-generation NKG2D receptor CAR T cells. In November 2019, we initiated the dose-escalation Phase 1 CYCLE-1 trial, evaluating the safety and clinical activity of the next-generation, autologous NKG2D receptor-based CAR T candidate CYAD-02 following preconditioning chemotherapy in patients with relapsed/refractory acute myeloid leukemia (r/r AML) / MDS. Nine patients have received treatment with CYAD-02 in the Phase 1 trial. To date, CYAD-02 has been generally well-tolerated. Four of seven patients evaluable for clinical activity demonstrated anti-leukemic activity (at least 50% bone marrow blasts decrease) with the single patient evaluated at dose level 3 having achieved a marrow complete response (mCR). Enrollment in the dose level 3 cohort of the CYCLE-1 trial is ongoing.

In addition to our lead clinical product candidates, we have a portfolio of preclinical stage allogeneic product candidates targeting various indications including B-cell malignancies and solid tumors.

OUR STRATEGY

Our mission is to eliminate cancer and improve life. We are developing innovative cell therapies against cancer and are driven by the promise to deliver meaningful treatment options to patients seeking hope. Overall, our objective is to discover, develop and commercialize our next-generation CAR T cell therapies.

We are guided by our passion, led by our deep expertise in oncology and motivated by the patients we serve. We believe that our innovative CAR T candidates, if approved, could offer patients with advanced disease alternative therapeutic options where no other treatments exist. Delivering best-in-class cell therapies for patients with unmet medical needs is our top priority. We aim to do this with the following strategies:

•

Focus on the development of non-gene edited approaches to allogeneic CAR T therapies. We are pioneering a differentiated approach to the discovery and development of allogeneic CAR T cell therapy candidates for the treatment of cancer led by a pair of non-gene edited approaches including our TIM and shRNA technologies. Through the co-expression of either technology with a specific CAR of interest, we can design donor-derived cell therapy candidates intended to inhibit the function of the TCR complex while allowing the T cell product candidates to target cancer. Our unique strategy, coupled with our All-in-One vector approach, allows us to avoid multiple genetic modifications and costs in the production of our cell therapy candidates, while also benefiting from the broader potential advantages of allogeneic CAR T therapies including faster delivery, greater uniformity, better patient accessibility and increased manufacturing scalability as compared to autologous CAR T therapies.

•

Advance our lead allogeneic candidate CYAD-101 for the treatment of advanced mCRC. The clinical benefit of CAR T therapies has been limited to date for the treatment of solid tumors partially due to the hostile tumor microenvironment (TME), which surrounds the tumor and is composed of immune cells, blood vessels and extracellular matrix. Our TIM-based allogeneic CYAD-101 product candidate is engineered to co-express the chimeric antigen receptor NKG2D, a receptor expressed on natural killer cells that binds to eight stress-induced ligands that are overexpressed by a broad range of tumors, including mCRC, as well as cells within the TME such as myeloid-derived suppressor cells (MDSCs) and regulatory T cells (Tregs). Our depth of experience in developing autologous NKG2D CAR T candidates across multiple trials uniquely positions us to develop the allogeneic NKG2D approach. CYAD-101 is the first allogeneic CAR T candidate with clinical evidence of no GvHD and confirmed objective responses in the treatment of a solid tumor indication, specifically advanced mCRC. Based on the encouraging data to date for CYAD-101 for the treatment of advanced mCRC, we are currently enrolling patients in the dose-expansion cohort of the Phase 1 alloSHRINK trial and expect to report preliminary data from the study during the first half of 2021.

•

Develop our shRNA-based allogeneic candidate CYAD-211 for r/r MM. CYAD-211 is a first-in-class, allogeneic CAR T candidate engineered to express a single shRNA to interfere with the expression of the TCR complex, while targeting the clinically validated BCMA found in multiple myeloma (MM). Enrollment in the Phase 1 IMMUNICY-1 trial evaluating CYAD-211 for the treatment of r/r MM is ongoing. The trial seeks to determine the recommended dose of CYAD-211 in r/r MM patients for further development as well as to establish proof-of-concept that single shRNA-mediated knockdown can generate allogeneic CAR T cells in humans without inducing GvHD. Preliminary data from the trial are expected during the first half of 2021, while additional data from the full dose-escalation trial are expected during the second half of 2021.

•

Further investigate CYAD-02 for the treatment of r/r AML and MDS. Despite our focus on our allogeneic franchise, we still firmly believe that autologous CAR T cell therapies will play an important role in the treatment of cancers, in particular for indications such as r/r AML and MDS where there remains a major unmet medical need. We continue to explore the potential clinical benefit of our autologous NKG2D CAR T candidate CYAD-02 for the treatment of r/r AML and MDS in the Phase 1 CYCLE-1 trial and we anticipate announcing additional clinical data for the program in 2021. We may also seek to find a potential partner to aid in the further development of this autologous candidate.

•

Broaden our allogeneic pipeline to explore additional indications, cancer targets and novel technologies. We are building a diversified portfolio of next-generation CAR T candidates by leveraging our deep knowledge of NKG2D receptor biology and allogeneic technologies. We believe that our NKG2D candidates represent an opportunity to treat a wide array of cancer indications, given the broad overexpression of NKG2D stress ligands on more than 80% of tumors. In addition, our shRNA technology has the potential to become a platform technology allowing for a modular approach to designing next-generation CAR T candidates incorporating both novel and clinically validated targets, while offering the opportunity to knockdown multiple genes of interest simultaneously with the co-expression of multiple shRNAs through our All-in-One vector approach. Our current preclinical pipeline includes targeting CD19, a B cell biomarker, and a next-generation NKG2D candidate.

•

Continue to build our proprietary in-house manufacturing expertise and capabilities. We have developed a Good Manufacturing Process (GMP) for our allogeneic candidates that we believe is flexible, rapid, and cost-efficient, while allowing us to independently improve and optimize the production of our cell therapy candidates with the capacity to treat hundreds of patients in our early-stage clinical programs. Leveraging our differentiated All-in-One vector approach, we can enrich for our allogeneic CAR T cells using an optimized process through positive selection, leading to an approach that is autologous-like for allogeneic CAR T. Our in-house manufacturing facility has been critical in enabling the delivery of our clinical programs. As we move towards an allogeneic focused strategy, we will continue to develop our manufacturing expertise and capability focusing on both supporting early phase clinical testing but also concentrating on the challenges of scale-up and commercial level manufacturing of allogeneic CAR T cell therapies. Our manufacturing facility remains crucial to our long-term success.

•

Drive innovation through strategic collaborations to realize the full potential of our unique CAR T therapies. We are continually exploring opportunities to build strong partnerships with strategic organizations and key international academic institutions to maximize the therapeutic potential of our current and future product candidates as well as our intellectual property. For example, as announced In September 2020, we will conduct the Phase 1b KEYNOTE-B79 trial to evaluate CYAD-101 with Merck’s anti-PD-1 therapy KEYTRUDA® (pembrolizumab) in mCRC patients with MSS / pMMR disease. We expect to initiate the KEYNOTE-B79 trial the first half of 2021. We will continue to explore additional opportunities to create value and develop our platform technologies and pipeline in pursuit of our mission.

WHAT DIFFERENTIATES CELYAD ONCOLOGY?

The level of activity in the CAR T landscape across the globe has exploded over the last few years. The challenges in this subsection of the oncology industry are significant. Most tumors develop undetected over decades, fine tuning their capacity to resist treatment, before exploding with clinically relevant disease that rapidly overcomes standard treatment paradigms. Immune-based therapies, including checkpoint inhibitors, are now delivering clinically relevant responses in several indications.

Checkpoint inhibitors seek to release T cell activity against the tumor within the patient. However, tumors are extremely proficient at avoiding T cell recognition – effectively, they become invisible. Unveiling tumors so they can be detected by the T cell is the underlying premise of the CAR T approach. Consequently, the success of CAR Ts is reliant upon the target and the means to deliver the engineered T cell in a clinically reliable and relevant manner.

Within this extremely competitive space, the clinical challenges remain the same and include:

Lack of suitable targets for most tumors. Currently approved CAR T therapies are limited to hematological malignancies. Finding safe and appropriate tumor specific antigens for solid tumors is difficult and emphasized by the nearly universal focus on the CD19 target.

Clinical delivery of autologous CAR T product. Autologous CAR T cell therapy involves a time delay between patient recruitment and cell infusion due to just-in-time manufacturing which may mean that the patient progresses before the cell product can be generated.

Our expertise in oncology, our proprietary technologies, and our differentiated approach to developing CAR Ts has allowed us to overcome some of the challenges associated with developing these cell therapies. Our solutions include:

1. Novel targeting of solid tumors and hematological malignancies through the NKG2D CAR

The NKG2D CAR binds eight ligands known to be over-expressed in a broad range of cancer indications. We were the first company to investigate this target in the CAR T area and have performed extensive clinical testing that has observed the tolerability of the approach and early evidence of clinical responses. Additional sponsors are now just entering the field using NKG2D-based approaches, which highlights our advanced position with this receptor that we are now exploiting with our novel non-gene edited allogeneic approach in the CYAD-101 product candidate.

2. CYAD-101: Ahead of the field in the solid tumor space

We are currently enrolling patients in the expansion cohort of the Phase 1 alloSHRINK trial of CYAD-101 having shown initial clinical activity in advanced mCRC patients while being generally well-tolerated. To our knowledge, CYAD-101 is the first candidate to generate clinical data in a solid tumor indication from an allogeneic CAR T therapy. As of early 2021, there is only one other company known to be currently evaluating an allogeneic CAR T candidate for the treatment of a solid tumor in Phase 1 clinical development while others are still at the preclinical stage. Preliminary clinical data of the extension segment of the alloSHRINK trial are expected during the first half of 2021 and we anticipate the initial results to help better assess CYAD-101’s profile for the treatment of advanced mCRC.

3. The future is silent: shRNA platform for all CAR Ts

Within two years, we moved our shRNA-based allogeneic approach from concept to the clinic. The rapidity of progressing an early-stage preclinical asset into clinical testing required a major effort across the full organization. However, this focus is important given the potential that shRNA technology offers. Our first allogeneic shRNA-based candidate, CYAD-211, is a BCMA CAR T employing a single shRNA targeting the CD3z component of the TCR complex that generates the allogeneic CAR T cell phenotype.

In November 2020, we enrolled the first patient in the Phase 1 IMMUNICY-1 trial for CYAD-211. The IMMUNCY-1 trial is key for our company for two main reasons. Firstly, we are evaluating the activity of the BCMA CAR T in patients with r/r MM. Secondly, evidence in the clinic that the shRNA technology controls GvHD through shRNA-based allogeneic CAR Ts should provide an important clinical validation of this approach. shRNA technology will underpin our future CAR T product candidates, which includes multiplexing shRNA to generate bespoke modified CAR T candidates for specific cancer indications.

Moreover, clinical data will support if we are able to generate allogeneic CAR T cells without using gene-editing technology. Our differentiation here relates to manufacturing and cost of goods to produce the allogeneic candidates. Our All-in-One vector strategy expresses all the elements required for the CAR T into one clinical grade reagent while we also use tried and trusted manufacturing approaches. On the other hand, gene editing requires multiple clinical grade reagents, difficult quality control due to cutting the cell’s genome, and expensive bespoke manufacturing solutions.

Taken together, and if we observe clinical validation, the flexibility and pragmatism of the All-in-One vector shRNA platform may be a clear differentiator from most companies within this therapeutic space.

OUR NON-GENE EDITED PROPRIETARY TECHNOLOGIES

Novel technology targeting the TCR

We are working to advance the field of allogeneic CAR T therapy by exploring two proprietary, non-gene edited technology platforms to target the TCR complex. In adoptive cell therapy, the infusion of donor-derived T cells to cancer patients with a different background than that of the donor may lead to multiple reactions. These reactions include the donor cells attacking the patient’s healthy tissue, known as GvHD, as well as the rejection of the therapy by the patient’s immune system known as HvG reaction.

The TCR, a molecule present on the surface of T cells, is principally responsible for GvHD. At the center of allogeneic CAR T therapy, the goal is to eliminate or blunt the signaling of the TCR through engineering with a specific technology. By reducing the signaling of the TCR, the engineered allogeneic CAR T cells fail to recognize the patient’s healthy tissue as foreign, which avoids GvHD.

Our non-gene edited technologies target the TCR specifically without extensive genetic manipulation. Through the co-expression of our non-gene edited technologies with a specific CAR of interest, we can design cell therapy candidates intended to inhibit the function of the TCR while allowing the T cells to target the cancer. We believe this unique strategy offers a streamlined approach in advancing the allogeneic CAR T landscape.

Our Proprietary T cell receptor Inhibitory Molecule (TIM) Technology

Our novel TIM technology interferes with the ability of the TCR to signal and is designed to prevent GvHD. TIM is a truncated form of the CD3z component of the TCR complex which lacks the critical signaling domains of the wild-type CD3z In our CYAD-100 series of CAR T candidates, including CYAD-101, TIM is co-expressed with a NKG2D CAR to reduce the potential of the TCR to induce GvHD. Following the expression of TIM, the peptide acts as a competitive inhibitor to wild-type CD3z and is incorporated into the TCR complex.

Data from the Phase 1 alloSHRINK trial evaluating CYAD-101 for the treatment of mCRC demonstrated proof-of-concept that the non-gene edited TIM technology has the potential to knockdown signaling of the TCR complex, with no evidence of GvHD observed in the first fifteen patients treated with this first-in-class allogeneic CAR T candidate. More broadly, we believe the data from the alloSHRINK trial confirm the potential of non-gene edited approaches for the development of allogeneic CAR T candidates.

Our Proprietary Short Hairpin RNA (shRNA) Technology

shRNA is a dynamic, innovative technology that allows for the development of allogeneic CAR Ts through the modulation of gene expression without the need for gene-editing. We are currently engineering T cells for specific desired features, including the inhibition of alloreactivity, increased persistence and enhanced antitumor activity or potentially improved tolerability. We believe that shRNA offers us the ability to design and develop next-generation, non-gene edited allogeneic CAR T therapies with any CAR across a broad array of targets.

Preclinical data have shown TCR knockdown using shRNA targeting CD3z is as effective as gene-editing methods such as CRISPR/Cas9 to inhibit TCR expression. Importantly, preclinical proof of principle experiments demonstrated that expression of a single shRNA hairpin provides prolonged TCR knockdown.

Through the selection of an optimal shRNA, targeting CD3z results in durable high-level knockdown of the TCR on primary T cells to a level equivalent to that seen if the CD3z gene was gene edited with CRISPR/Cas9 (Figure A). Functionally, this correlates with an inability of these cells to respond to a mitogenic stimulus (aka TCR driven T cell activation; Figure B) and a corresponding absence of toxicity when these cells are infused into the gold standard in vivo GvHD test model. In addition, the persistence of allogeneic T cells without a CAR generated with shRNA was statistically superior to allogeneic T cells without a CAR generated with CRISPR/Cas9 – a potential key differentiator of the shRNA technology (Figure C).

                    A)                                                                          B)                                                              C)

The technology is also complementary to our All-in-One Vector approach, which allows for the expression of multiple shRNA hairpins in a single construct within a single transduction step, aka multiplexing.

As seen below, data from preclinical studies in transduced Jurkat cells demonstrate simultaneous knockdown of the multiple gene products at the mRNA (Figure D) and protein levels (Figure E) in a single multiplexed vector.

                        D)                                                                                                       E)

In addition, the ability to multiplex with shRNA using our All-in-One vector approach provides a means to generate an optimal therapeutic T cell phenotype with strong control on one of the major raw material costs since all these elements are maintained within a single vector. This compares favorably to engineering multiple knockdowns using current gene editing technologies which typically require an increasing number of clinical grade reagents, in particular multiple vectors.

We have validated the utility of our shRNA platform with our next-generation autologous NKG2D receptor CAR T clinical candidate, CYAD-02, which incorporates a single shRNA hairpin targeting the NKG2D ligands MICA/MICB within the construct. Our first shRNA-based allogeneic CAR T candidate, CYAD-211, entered clinical development in late 2020. Proof-of-concept data on the ability of the technology to generate allogeneic CAR T candidates is expected in 2021.

We are also developing a proprietary shRNA platform utilizing a novel framework to optimize and expand the expression of multiple shRNAs with our All-in-One Vector approach. Our novel framework has the capability to knockdown or silence up to six genes simultaneously, while providing several key advantages beyond our first-generation approach. We believe our next-generation shRNA multiplex platform will form the backbone for future allogeneic CAR T candidates, including several programs which are in the discovery phase of development.

LEAD PROGRAMS

CYAD-101 – Allogeneic NKG2D receptor-based CAR T in mCRC

About metastatic colorectal cancer (mCRC)1

There is a significant unmet need for new treatments for colorectal cancer, a cancer that affects the colon or rectum. Colorectal cancer is the third most diagnosed cancer worldwide with approximately 1.2 million individuals diagnosed globally per year, with 400,000 of those cases in the United States and Europe. This disease also has the fourth highest cancer mortality rate with roughly 600,000 deaths per year. Treatment for colorectal cancer typically includes surgery, chemotherapy and antibody therapies such as anti-angiogenesis treatments.

Metastatic colorectal cancer occurs when the cancer has spread to other organs, rendering most typical treatments ineffective and leaving patients with few treatment options.

About CYAD-101

CYAD-101 is an investigational, non-gene edited allogeneic CAR T candidate engineered to co-express the chimeric antigen receptor based on NKG2D, the novel inhibitory peptide TIM and a truncation CD19 selection

[1]	Kim, R., 2020, Celyad Oncology Research and Development Day Webinar, Celyad.com

marker (Figure—CYAD-101 – Vector Construct and Cell Surface Expression). The product candidate leverages our All-In-One vector approach with a single transduction, avoiding multiple genetic modifications and costs associated with additional GMP grade materials. TIM inhibits CD3z and reduces signaling of the TCR complex, which reduces the potential for GvHD.

CYAD-101 – Vector Construct and Cell Surface Expression

alloSHRINK Phase 1 Trial Overview

In December 2018, we initiated the Phase 1 alloSHRINK trial. alloSHRINK is an open-label trial assessing the safety and clinical activity of three consecutive administrations of CYAD-101 every two weeks administered concurrently with preconditioning chemotherapy in patients with refractory unresectable mCRC. The dose-escalation segment of the trial evaluated the administrations of CYAD-101 concurrently with FOLFOX (combination of 5-fluorouracil, leucovorin and oxaliplatin) chemotherapy regimen at three dose levels (1×108, 3×108, 1×109 cells per infusion).

Phase 1 alloSHRINK clinical trial data

Initial positive data from the alloSHRINK trial were reported both at the Society for Immunotherapy of Cancer (SITC) 2019 and American Society of Clinical Oncology 2020 conferences. In January 2021, we reported additional translational data for the alloSHRINK trial at American Society of Clinical Oncology 2021 Gastrointestinal Cancers Symposium.

A total of 15 patients with relapsed/refractory mCRC who progressed after previous treatment with oxaliplatin-based or irinotecan-based chemotherapies were enrolled in the dose-escalation, alloSHRINK Phase 1 trial. The number of prior therapies received by patients enrolled in the trial ranged from one to six with a mean of three.

Data from the trial showed that CYAD-101 following preconditioning chemotherapy was observed to be generally well-tolerated with no GvHD observed, no dose-limiting toxicities reported, no patient discontinuation due to treatment and no treatment-related adverse events greater than Grade 3. Results also showed two patients achieved a partial response (PR) according to RECIST 1.1 criteria, including one patient with a KRAS-mutation.

Nine patients achieved stable disease (SD), with seven patients demonstrating disease stabilization lasting more than or equal to three months of duration, with a disease control rate of 73%.

Median progression free survival (mPFS) for this segment of the trial was 3.9 months, and median overall survival (mOS) was 10.6 months. No correlation was observed between clinical responses and the degree of human leukocyte antigen (HLA) matching between patients and CYAD-101 donor cells, indicating that CYAD-101 may be able to be used in a broad patient population regardless of the HLA haplotype.

Data from the alloSHRINK trial also showed a tumor burden decrease was observed in eight out of 15 evaluable patients, including six of nine patients at dose level 3. Clinical activity was observed across all dose levels. There was no obvious correlation between response, dose-levels nor baseline characteristics.

Of four patients treated at the highest dose level of 1×109 CYAD-101 cells per infusion available for analysis, three patients who achieved either a confirmed PR or SD also showed hyper-expanded TCR repertoire post-treatment through the emergence of new T cell clones in the peripheral blood T cell repertoire, while the patient with progressive disease displayed no evidence of new T cell clones.

Cytokine modulation was also observed after the first and second infusions of CYAD-101 in the patient who achieved a confirmed PR from the highest dose level.

All 15 patients from the dose-escalation segment of the alloSHRINK trial were dosed from a single cell bank of CYAD-101 that was generated in advance from two manufacturing runs each using a fraction of an apheresis from a single healthy donor.

Expansion cohort of the Phase 1 alloSHRINK trial

The expansion cohort of the alloSHRINK trial which will evaluate CYAD-101 following FOLFIRI (combination of 5-fluorouracil, leucovorin and irinotecan) preconditioning chemotherapy for the treatment of advanced mCRC began in December 2020. The ongoing segment will evaluate three infusions of CYAD-101 at the recommended dose of 1×109 cells per infusion. The expansion cohort of the alloSHRINK trial may enroll up to 34 patients with advanced mCRC. Preliminary data are expected during the first half of 2021.

Phase 1b KEYNOTE-B79 Trial Overview

In September 2020, we announced a clinical trial collaboration with MSD, a tradename of Merck. The KEYNOTE-B79 will evaluate CYAD-101 following FOLFIRI (combination of 5-fluorouracil, leucovorin and irinotecan) preconditioning chemotherapy, with Merck’s anti-PD1 therapy, KEYTRUDA® (pembrolizumab), in refractory mCRC patients with MSS / pMMR disease.

We believe CYAD-101 and KEYTRUDA may have highly complementary mechanisms of action to offer potential additional therapeutic benefit to mCRC patients with MSS / pMMR disease. Preclinical data demonstrated that treatment with NKG2D CAR T cells converted the TME from immunosuppressive to immunostimulatory and triggered strong tumor-specific host immune response. Anti-PD1 treatment blocks the co-inhibitory interaction of cancer cells with multiple types of immune cells thereby restoring the immune response. Based on the complementary modes of action, KEYTRUDA® could potentially enhance the CYAD-101-sculpted microenvironment.

We expect to start the Phase 1b KEYNOTE-B79 trial in the first half of 2021.

CYAD-211 – shRNA based allogeneic CAR T in r/r MM

About Multiple myeloma (MM)2

Multiple myeloma is a type of hematological malignancy that affects plasma cells, a white blood cell located in bone marrow. The disease can cause many issues in the body including low blood counts, bone and calcium problems, infections, and kidney problems. The American Cancer Society estimates that 34,920 new cases of MM will be diagnosed, and 12,410 deaths are expected to occur in 2021. There are no cures for multiple myeloma, but treatment options can include chemotherapy, immunotherapy, targeted therapy and stem cell therapy.

[2]	“What Is Multiple Myeloma?: The MMRF.” Themmrf.org, 12 Feb. 2021, themmrf.org/multiple-myeloma/.com

Patients who have r/r MM have either been unresponsive to treatments or have seen their cancer return after a period of remission. These patients have often failed many previous therapies, including proteosome inhibitors, immunomodulatory agents (IMiDs) and monoclonal antibodies leaving few remaining options.

About CYAD-211

CYAD-211 is an investigational shRNA-based allogeneic CAR T candidate for the treatment of relapsed or refractory multiple myeloma (r/r MM). CYAD-211 is engineered to co-express a BCMA chimeric antigen receptor and a single shRNA hairpin which interferes with the expression of the CD3z component of the TCR complex (Figure - CYAD-211 – Vector Construct and Cell Surface Expression).

CYAD-211 – Vector Construct and Cell Surface Expression

In November 2020, we initiated the dose-escalation Phase 1 IMMUNICY-1 trial evaluating CYAD-211 for the treatment of r/r MM. Importantly, the non-gene edited shRNA-based CYAD-211 program moved from initial concept to clinical trial in approximately two years.

CYAD-211 preclinical data

In December 2020, we announced preclinical data from CYAD-211 at the American Society of Hematology annual meeting. The preclinical studies confirmed that T cells engrafted with a BCMA CAR co-expressing the CD3z targeting shRNA exhibited robust anti-tumor activity in vitro and in vivo with no evidence of toxicity.

In addition, CYAD-211 exhibited no signs of GvHD induction with concurrent robust anti-tumor activity. These in vivo data were generated in sub-lethally irradiated NSG mice, the gold standard preclinical model of GvHD, and we believe these studies confirm that the novel CD3z-targeting shRNA element used in CYAD-211 to inhibit alloreactivity is functional. In fact, we have shown that anti-BCMA CAR cells incorporating this CD3z-targeting shRNA element exhibit no signs of TCR activation with anti-tumor activity.

Phase 1 IMMUNICY-1 Trial Overview

IMMUNICY-1 is an open-label Phase 1, dose-escalation trial that will evaluate the safety and clinical activity of a single infusion of CYAD-211 following preconditioning chemotherapy cyclophosphamide (300 mg/m²) and fludarabine (30 mg/m²) in patients with relapse or refractory multiple myeloma. The trial will evaluate multiple dose levels of CYAD-211: 30x106, 100x106 and 300x106 cells per infusion.

The IMMUNICY-1 trial is designed to establish proof-of-principle that a single shRNA-mediated knockdown of a key TCR complex component can generate fully functional allogeneic CAR T cells without inducing GvHD. Preliminary data from this trial are expected in the first half of 2021.

CYAD-02 – Next generation autologous NKG2D CAR T in r/r AML and MDS

About AML/MDS3

Acute myeloid leukemia (AML) is a blood cancer that occurs when young abnormal white blood cells called blasts (leukemia cells) begin to fill up the bone marrow, preventing normal blood production. It is one of the most common types of leukemia in adults but still only accounts for approximately 1% of all cancers. In 2020, there were about 19,940 new cases of AML in the United States with 11,180 deaths occurring from this disease.

Myelodysplastic syndromes (MDS) are conditions that can occur when the blood-forming cells in the bone marrow become abnormal, leading to low numbers of one or more types of blood cells. In about 1 in 3 patients, MDS can progress to AML.

[3]	“Acute Myeloid Leukemia (AML) in Adults” cancer.org, 12 Feb 2021, https://www.cancer.org/cancer/acute-myeloid-leukemia.html

About CYAD-02

CYAD-02 is an investigational CAR T therapy that engineers an All-in-One vector approach in a patient’s T cells to express both the NKG2D chimeric antigen receptor and shRNA technology to knockdown the expression of NKG2D ligands MICA and MICB on the CAR T cells.

In preclinical models, targeting MICA and MICB with a single shRNA lead to decrease of ligand expression (Figure A) on T cells and enhanced in vitro expansion (Figure B) compared to a first-generation autologous NKG2D CAR T product candidate.

Phase 1 CYCLE - 1 Trial Overview

In November 2019, we initiated the Phase 1 dose-escalation CYCLE-1 trial that will evaluate the safety and clinical activity of a single infusion of CYAD-02 following preconditioning chemotherapy with cyclophosphamide and fludarabine for the treatment of r/r AML patients who have failed at least one prior therapy and r/r MDS patients who have failed prior treatment with at least four cycles of azacitidine or decitabine.

Phase 1 CYCLE -1 Trial - Initial Data

In December 2020, we reported initial data from the Phase 1 CYCLE-1 trial at the American Society of Hematology annual meeting. Overall, seven patients were evaluable for clinical activity, two with AML and five with MDS: three patients at dose level 1, three patients at dose level 2, one patient at dose level 3.

Initial observations of clinical activity for CYAD-02 are encouraging, with anti-leukemic activity, defined as a decrease of 50% in bone marrow blasts, observed in four out of seven evaluable r/r AML and MDS patients including one marrow complete response in a very high-risk MDS patient enrolled in dose level 3. In addition to the encouraging anti-leukemic activity seen to date from the initial cohorts, we also have seen multiple patients from the CYCLE-1 trial who have achieved durable disease stabilization over several months following treatment with CYAD-02. In addition, treatment with CYAD-02 was generally well-tolerated to date.

Enrollment in the Phase 1 trial is ongoing and we anticipate reporting additional safety and clinical activity data from the trial, as well as potential next steps for the program, during the first half of 2021.

OUR MANUFACTURING CAPABILITIES

Our established in-house process development and manufacturing expertise enables us to seamlessly and efficiently reproduce materials to advance our cell therapy candidates into early-stage clinical trials. We control our manufacturing through our 11,000 square foot GMP-compliant manufacturing facility, located in Mont-Saint-Guibert, Belgium. Our facility’s staff have been instrumental in the preparation of multiple IND and Clinical Trial Applications (CTAs) filings, through the completion of dozens of production runs, as well as in implementing multiple chemistry, manufacturing, and control (CMC) amendments associated with our CAR T programs. We have the flexibility to manufacture both our allogeneic and autologous CAR T candidates within our GMP facility and we are equipped to support the production of all doses to deliver our clinical development plan. In addition, leveraging our All-in-One vector approach for CAR T production means that we can use a consistent manufacturing process across all product candidates. We also plan to expand our manufacturing capabilities through potential partnerships with contract development and manufacturing organizations.

LICENSING AND COLLABORATION AGREEMENTS

Celdara

Background

In January 2015, we entered into an agreement with Celdara Medical, LLC, or Celdara in which we purchased all outstanding membership interests of OnCyte, LLC, or OnCyte. In connection with this transaction, we entered into an asset purchase agreement to which Celdara sold to OnCyte certain data, protocols, regulatory documents and intellectual property, including the rights and obligations under two license agreements between OnCyte and Dartmouth College, or Dartmouth, related to our CAR T development programs.

In March 2018, we dissolved the affairs of our wholly owned subsidiary OnCyte. As a result of the dissolution of OnCyte, all the assets and liabilities of OnCyte were fully distributed to us. We will continue to carry out the business and obligations of OnCyte, including under our license agreement with Dartmouth College.

Amended Asset Purchase Agreement

In August 2017, we entered into an amendment to the asset purchase agreement described above. In connection with the amendment, the following payments were made to Celdara: (i) an amount in cash equal to $10.5 million, (ii) newly issued shares of Celyad valued at $12.5 million, (iii) an amount in cash equal to $6.0 million in full satisfaction of any payments owed to Celdara in connection with a clinical milestone related to our CAR-T NKR-2 product candidate, (iv) an amount in cash equal to $0.6 million in full satisfaction of any payments owed to Celdara in connection with our license agreement with Novartis International Pharmaceutical Ltd., and (v) an amount in cash equal to $0.9 million in full satisfaction of any payments owed to Celdara in connection with our license agreement with Ono Pharmaceutical Co., Ltd.

Under the amended asset purchase agreement, we are obligated to make certain development-based milestone payments to Celdara up to $40.0 million, certain development-based milestone payments up to $36.5 million and certain sales-based milestone payments up to $156.0 million. We are required to make tiered single-digit royalty payments to Celdara in connection with the sales of CAR-T products, subject to reduction in countries in which there is no patent coverage for the applicable product or in the event Celyad is required to secure licenses from third parties to commercialize the applicable product. We are also required to pay Celdara a percentage of sublicense income, including royalty payments, for each sublicense ranging from the mid-single digits to the mid-twenties, depending on which of a specified list of clinical and regulatory milestones the applicable product has achieved at the time the sublicense is executed. We are required to pay Celdara a single-digit percentage of any research and development funding received by us, not to exceed $7.5 million for each product group. We can opt out of the development of any product if the data does not meet the scientific criteria of success. We may also opt out of development of any product for any other reason upon payment of a termination fee of $2.0 million to Celdara.

Dartmouth College

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

In August 2017, we and Dartmouth entered into an amendment agreement in order to combine our rights under B7H6 Agreement with our rights under the CAR-T License, resulting in the termination of the B7H6 License, and in order to make certain other changes to the agreement. In connection with the amendment, we paid Dartmouth a non-refundable, non-creditable amendment fee in the amount of $2.0 million in 2017. Under the amended license agreement, Dartmouth granted us an exclusive, worldwide, royalty-bearing license to certain know-how and patent rights to make, have made, use, offer for sale, sell, import and commercialize any product or process for human therapeutics, the manufacture, use or sale of which, is covered by such patent rights or any platform product. Dartmouth reserves the right to use the licensed patent rights and licensed know-how, in the same field, for education and research purposes only. The patent rights included in the amended license agreement also include the patents previously covered by the B7H6 License. In consideration for the rights granted to us under the amended license agreement, we are required to pay to Dartmouth an annual license fee as well as a low single-digit royalty based on annual net sales of the licensed products by us, with certain minimum net sales obligations beginning April 30, 2024 and continuing for each year of sales thereafter. Under the amended license agreement, in lieu of royalties previously payable on sales by sublicensees, Celyad is required to pay Dartmouth a percentage of sublicense income, including royalty payments, (i) for each product sublicense ranging from the mid-single digits to low-single digits, depending on which of a specified list of clinical and regulatory milestones the applicable product has achieved at the time the sublicense is executed and (ii) for each platform sublicense in the mid-single digits. Additionally, the agreement requires that we exploit the licensed products, and we have agreed to meet certain developmental and regulatory milestones. Upon successful completion of such milestones, Celyad is obligated to pay to Dartmouth certain clinical and regulatory milestone payments up to an aggregate amount of $1.5 million and a commercial milestone payment in the amount of $4.0 million. We are responsible for all expenses in connection with the preparation, filing, prosecution and maintenance of the patents covered under the agreement.

After April 30, 2024, Dartmouth may terminate the amended license if Celyad fails to meet the specified minimum net sales obligations for any year (USD 10 million during first year of sales, USD 40 million during the second year of sales and USD 100 million during the third year of sales and every year of sales thereafter), unless Celyad pays to Dartmouth the royalty Celyad would otherwise be obligated to pay had Celyad met such minimum net sales obligation. Dartmouth may also terminate the license if Celyad fails to meet a milestone within the specified time period, unless Celyad pays the corresponding milestone payment.

Novartis

On May 1st, 2017, we entered into a non-exclusive license agreement with Novartis International AG, or Novartis, regarding U.S. patents related to allogeneic CAR-T cells. The agreement includes our intellectual property rights under U.S. Patent No. 9,181,527. This agreement is related to two undisclosed targets currently under development by Novartis. Under the terms of the agreement, we received an upfront payment of $4.0 million and are eligible to receive additional milestone payments in aggregate amounts of up to

$92.0 million. In addition, we are eligible to receive royalties based on net sales of the licensed target associated products at percentages in the single digits. We retain all rights to grant further licenses to third parties for the use of allogeneic CAR-T cells.

Horizon Discovery Group plc

In April and June 2018, we signed two research and development collaboration and license agreements with Horizon Discovery Group plc , or Horizon, to evaluate the utility of Horizon’s SMARTvector shRNA reagents to reduce expression of one or more defined targets in connection with the development of our product candidates. The first agreement was focused on targets related to our autologous CAR-T candidate, CYAD-02. The second agreement was focused on targets related to our allogenic CAR-T product candidate CYAD-211 and one pre-clinical allogenic product candidate not yet publicly announced, called CYAD-203.

In September 2019, we exercised our option to convert the first agreement into an exclusive license agreement, in connection with which we have paid Horizon an up-front payment of $0.1 million and an additional milestone of $0.1 million for the first IND filed by us for CYAD-02. In December 2018, we exercised our option to convert the second agreement into an exclusive license agreement, in connection with which we paid Horizon an up-front payment of $1 million and an additional milestone of $0.2 million for the first IND filed by us for CYAD-211. Under these exclusive license agreements combined, Horizon is eligible to receive additional milestone payments in development, regulatory and commercial milestone payments, in addition to low single digit royalties on net sales, subject to customary reductions.

In December 2020, Horizon Discovery was acquired by PerkinElmer, Inc. (Horizon/PKI).

Horizon/PKI recently informed us they believe we are in material breach of these agreements as a result of certain disclosures we have made in connection with our obligations as a publicly traded company in the United States and Belgium, although they have not formally delivered to us a notice of material breach or termination. We believe any such assertion of material breach would be without merit and we would expect to vigorously defend any such notice of material breach. Any dispute under these agreements would be subject to arbitration in The Hague under the International Chamber of Commerce Rules. We are currently in discussions with Horizon about possible amendments to these agreements in connection with which we would retain freedom to operate under the in-licensed patents.

Of note, we have filed patent applications which, if issued, would cover other aspects of the product candidates described above as well as products developed by third parties that deploy similar technology and targets. These patent applications encompass the downregulation of one or more of the targets covered under the Horizon/PKI agreements, the use of shRNA to downregulate such targets in immune cells and the combination of shRNAs with a chimeric antigen receptor in immune cells. We are also developing a second generation shRNA platform that does not incorporate any of the Horizon Discovery/Perkin Elmer, Inc. technology described above.

Our lead allogeneic CAR T product candidate, CYAD-101, does not incorporate any of the Horizon Discovery/Perkin Elmer, Inc. technology described above.

Merck

In September 2020, we entered into a clinical trial collaboration agreement and subsequent agreements with MSD International GmbH, or MSD, a subsidiary of Merck & Co., Inc. The agreements relate to the Phase 1b KEYNOTE-B79 clinical trial, which will evaluate our investigational non-gene edited allogeneic CAR-T candidate, CYAD-101, following FOLFIRI preconditioning chemotherapy, with MSD’s anti -PD -1 therapy, KEYTRUDA® (pembrolizumab). The trial will enroll refractory metastatic colorectal cancer (mCRC) patients with microsatellite stable (MSS) / mismatch-repair proficient (pMMR) disease, with the initial goal of determining the safety and tolerability of the combination therapy. The trial is expected to begin enrollment in the third quarter of 2021.

Mesoblast

On May 8, 2018, we entered into an exclusive license agreement with Mesoblast, an Australian biotechnology company, to develop and commercialize our intellectual property rights relating to C-Cathez, an intra-myocardial injection catheter, related to our former cardiovascular business, for which Mesoblast has paid to Celyad an upfront fee of 1,000,000 USD. In addition to the upfront fee, Celyad may be eligible up to 20,000,000 USD in clinical, regulatory and commercial milestone payments payable in cash or, for certain milestones, in Mesoblast shares. Mesoblast will pay a 2,500,000 USD termination fee in case such termination occurs prior to the completion of above-mentioned milestones.

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

In addition, in December 2017, our Board of Directors decided to pause the development of the Heart-XS platform.

Pursuant to our decision to shift our focus away from cardiovascular drug candidates, on November 22, 2019, our affiliate, CorQuest Medical Inc., sold its portfolio of Heart-XS patents and related rights to CorQuest MedTech SRL, for consideration of €1 in addition of the reimbursement of certain maintenance costs of these patents. CorQuest Medical Inc. also has the right to receive royalties on the future sales and a percentage on the capital gains in the case of a re-sale or a change of control of Corquest MedTech SRL. Celyad has not sold and will not sell any of the products sold to CorQuest MedTech SRL.

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

NKR-T Cell Platform Patents

As of February 28, 2021, our CAR T-cell portfolio includes four patent families exclusively licensed to us by Dartmouth. This portfolio includes seventeen issued U.S. patents; six pending U.S. patent applications; and 25 foreign granted patents and applications pending in jurisdictions including Australia, Brazil, Canada, China, Europe, Hong Kong, India, Japan, Mexico and Russia. These patents and patent applications relate to specific chimeric antigen receptors and to T-cell receptor deficient T-cells and are further detailed below.

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

A second patent family is entitled “NKp30 receptor targeted therapeutics” and describes a specific NKR CAR based on the NKp30 receptor. Two U.S. patents are granted (US 9,833,476 and US 10,682,378) and there is a further U.S. application pending.

A third family relates to an anti-B7H6 antibody, CARs and BiTE molecules containing the antibody; to CAR-T cells; and methods of treating cancer with the CAR-T cells. One U.S. patent is granted (US9,790,278), patents have also been granted in Europe, China and Japan, and applications are pending in China, Europe, Japan and the United States.

A fourth patent family relates to T-cell receptor-deficient compositions. T-cell receptor, or TCR, deficient human T-cells could be particularly useful to generate allogeneic CAR-T cells. The family includes members that relate to the concept (irrespective of the way the T-cell is made TCR deficient), as well as members describing specific ways of making the cells TCR deficient. There are eleven granted U.S. patents in this family (US 9,181,527; US 9,273,283; US9,663,763; US9,822,340; US9,821,011; US 9,938,497; US 9,957,480; US 10,689,616; US 10,689,617; US 10,689,618; and US 10,689,619), as well as two further pending US applications and ten applications in other jurisdictions.

Trade Secrets

In addition to our patents and patent applications, we keep certain of our proprietary information as trade secrets, which we seek to protect by confidentiality agreements with our employees and third parties, and by fragmenting know-how between different individuals, in accordance with standard industry practices.

Competition

The industry in which we operate is subject to rapid technological change. We face competition from pharmaceutical, biopharmaceutical and biotechnology companies, as well as from academic and research institutions. Some of these competitors are pursuing the development of medicinal products and other therapies that target the same diseases and conditions that we are targeting.

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

CAR T-Cell Therapy

Encouraging results from clinical trials have continued to fuel the interest in CAR T-cell therapies and our competitors as of the date of this Annual Report include Adicet Bio, Inc, Adaptimmune Therapeutics plc, Affimed NV, Allogene Therapeutics Inc., AlloVir, Inc, Atara Biotherapeutics, Inc., Autolus Therapeutics plc, Bellicum Pharmaceuticals, Inc., bluebird bio, Inc., CARsgen Therapeutics Co. Ltd., Cellectis S.A., Cellular Biomedicine Group, Celularity, Inc., CRISPR Therapeutics, Inc., Editas Medicines, Inc, Fate Therapeutics, Inc., Immatics Biotechnologies GmbH, Intellia Therapeutics, Inc., Juno Therapeutics, Inc. (acquired by Celgene Corporation), Kite Pharma, Inc. (acquired by Gilead Sciences, Inc.), Kuur Therapeutics, Legend Biotech USA, Inc., Lyell Immunopharma, Inc., Medigene AG, Mustang Bio, Inc., NantKwest, Inc., Nkarta Therapeutics, Inc., Novartis AG, Poseida Therapeutics, Inc., Precigen, Inc. Precision Biosciences, Inc., Sana Biotechnology, Inc., Servier Laboratories Limited, Sorrento Therapeutics, Inc., SQZ Biotech, Inc., TC BioPharm Ltd., TCR2 Therapeutics, Inc., Tmunity Therapeutics, Inc., and Ziopharm Oncology, Inc.

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

Regulation of Combination Products in the U.S.

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

•	Potential FDA audit of the preclinical study sites and/or clinical trial sites that generated the data in support of the BLA;

•	Review of the product candidate by an FDA advisory committee, where appropriate and if applicable;

•	Payment of user fees for FDA review of the BLA (unless a fee waiver applies); and

•	FDA review and approval of the BLA prior to any commercial marketing or sale of the product in the United States.

The data required to support a BLA is generated in two distinct development stages: preclinical and clinical. The preclinical development stage generally involves laboratory evaluations of drug chemistry, formulation and stability, as well as studies to evaluate toxicity in animals, which support subsequent clinical testing. The conduct of the preclinical studies must comply with federal regulations, including GLPs. The sponsor must submit the results of the preclinical studies, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, as well as other information, to the FDA as part of the IND. An IND is a request for authorization from the FDA to administer an investigational drug product to humans and must become effective before human clinical trials may begin. The central focus of an IND submission is on the general investigational plan and the protocol(s) for human trials. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions regarding the proposed clinical trials and places the IND on clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a drug product candidate at any time before or during clinical trials due to safety concerns, non-compliance, or other issues affecting the integrity of the trial. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that could cause the trial to be suspended or terminated.

Where a trial is conducted at, or sponsored by, institutions receiving NIH funding for recombinant or synthetic nucleic acid research, the investigator must comply with the NIH Guidelines for Research Involving Recombinant or Synthetic Nucleic Acid Molecules, or NIH Guidelines. Many companies and other institutions not otherwise subject to the NIH Guidelines voluntarily follow them. Pursuant to the NIH Guidelines, clinical trials must be evaluated and assessed by an Institutional Biosafety Committee, or IBC, a local committee that reviews and oversees research utilizing recombinant or synthetic nucleic acid molecules at that institution. The IBC assesses the safety of the research and identifies any potential risk to public health or the environment, and such review may result in some delay before initiation of a clinical trial. Previously, investigators subject to the NIH Guidelines had to submit their protocol and related documentation and register their trial with the NIH Office of Biotechnology Activities, or OBA. The NIH could convene the Recombinant DNA Advisory Committee, or RAC, a federal advisory committee, to discuss protocols that raise novel or particularly important scientific, safety or ethical considerations at one of its quarterly public meetings. RAC proceedings and reports were posted on the OBA web site. However, in April 2019, the NIH updated its Guidelines to eliminate these requirements.

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

Expanded access, sometimes called “compassionate use,” is the use of investigational products outside of clinical trials to treat patients with serious or immediately life-threatening diseases or conditions when there are no comparable or satisfactory alternative treatment options. FDA regulations allow access to investigational products under an IND by the company or the treating physician for treatment purposes on a case-by-case basis for: individual patients (single-patient IND applications for treatment in emergency settings and non-emergency settings); intermediate-size patient populations; and larger populations for use of the investigational product under a treatment protocol or treatment IND application. There is no requirement for a company to provide expanded access to its investigational product. A manufacturer of an investigational drug for a serious disease or condition is required to make publicly available, such as by posting on its website, its policy on evaluating and responding to requests for individual patient access to such investigational drug. This requirement applies on the earlier of the first initiation of a Phase 2 or Phase 3 trial of the investigational drug or, as applicable, 15 days after the drug receives a designation as a breakthrough therapy, fast track product, or regenerative advanced therapy.

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

Additionally, a product may be eligible for accelerated approval. An investigational drug may obtain accelerated approval if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies and demonstrates an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, or IMM, that is reasonably likely to predict an effect on IMM or other clinical benefit. As a condition of approval, the FDA generally requires that a sponsor of a drug or biological product receiving accelerated approval perform, in a diligent manner, adequate and well-controlled post-marketing clinical trials to verify the clinical benefit in relationship to the surrogate endpoint or ultimate outcome in relationship to the clinical benefit. If the FDA concludes that a drug shown to be effective can be safely used only if distribution or use is restricted, it will require such post-marketing restrictions as it deems necessary to assure safe use of the drug, such as:

•	Distribution restricted to certain facilities or physicians with special training or experience; or

•	Distribution conditioned on the performance of specified medical procedures.

The limitations imposed would be commensurate with the specific safety concerns presented by the product. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. The FDA may withdraw approval of a drug or an indication approved under accelerated approval if, for example, the confirmatory trial fails to verify the predicted clinical benefit of the product. Fast Track designation, priority review and accelerated approval do not change the standards for approval but may expedite the development or approval process.

Breakthrough Designation

A product can be designated as a breakthrough therapy if it is intended to treat a serious or life-threatening condition and preliminary clinical evidence indicates that it may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. A sponsor may request that a drug product candidate be designated as a breakthrough therapy concurrently with, or at any time after, the submission of an IND, and the FDA must determine if the drug product candidate qualifies for breakthrough therapy designation within 60 days of receipt of the sponsor’s request. If so designated, the FDA shall act to expedite the development and review of the product’s marketing application, including by meeting with the sponsor throughout the product’s development, providing timely advice to the sponsor to ensure that the development program to gather preclinical and clinical data is as efficient as practicable, involving senior managers and experienced review staff in a cross-disciplinary review, assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor, and reviewing portions of the marketing application on a rolling basis before the sponsor submits the complete application.

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

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or 200,000 or more individuals in the United States and for which there is no reasonable expectation that the cost of developing and making a drug or biological product available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan product designation must be requested before submitting a BLA. After the FDA grants orphan product designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full BLA, to market the same biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the BLA application user fee. A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or, as noted above, if the second applicant demonstrates that its product is clinically superior to the approved product with orphan exclusivity or the manufacturer of the approved product is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

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

Clinical Trials

Similar to the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the European Union clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the European Union, the European Union Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the Member State regimes. To improve the current system, a new Regulation No. 536/2014, or the Regulation, on clinical trials on medicinal drug product candidates for human use, which repeals Directive 2001/20/EC, was adopted on April 16, 2014, and published in the European Official Journal on May 27, 2014. The new Regulation aims at harmonizing and streamlining the clinical trials authorization process, simplifying adverse event reporting procedures, improving the supervision of clinical trials, and increasing their transparency. The new Regulation entered into force on June 16, 2014, but the timing of its application depends on the development and confirmation of a fully functional EU clinical trials portal and database, through an independent audit, currently expected to occur in December 2021. In addition, the transitory provisions of the new Regulation offer the sponsors the possibility to choose between the requirements of the Directive and the Regulation if the request for authorization of a clinical trial is submitted in the 12 months after the new Regulation becomes applicable. In that case, the clinical trial continues to be governed by the Directive until 36 months after the new Regulation becomes applicable.

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

ECs determine whether the proposed clinical trial will expose participants to unacceptable conditions or hazards, while considering, among other things, the trial design, protocol, facilities, investigator and supporting staff, recruitment of clinical trial subjects, the Investigator’s Brochure, or IB, indemnity and insurance, etc. The EC also determines whether clinical trial participants have given informed consent to participate in the trial. Following receipt of a complete application (which must be submitted in the national language), ECs must deliver their opinion within 60 days (or sooner if the Member State has implemented a shorter time period). For clinical trials of gene therapy, somatic cell therapy, and all medicinal products containing genetically modified organisms, the normal statutory time limit is extended to 90 days, and this may be extended (by an additional 90 days).

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

Drug Review and Approval

In the European Economic Area, or EEA (which is comprised of the Member States of the European Union plus Norway, Iceland and Liechtenstein), medicinal products can only be commercialized after obtaining a marketing authorization, or MA.

There are two types of marketing authorizations:

The centralized MA, which is issued by the European Commission through the centralized procedure, based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the European Medicines Agency, or EMA, and which is valid throughout the entire territory of the EEA. The centralized procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicines (gene-therapy, somatic cell-therapy or tissue-engineered medicines), and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions, and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which is in the interest of public health in the European Union.

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

Now that the United Kingdom (which comprises Great Britain and Northern Ireland) has left the E.U., Great Britain will no longer be covered by centralized MAs (under the Northern Irish Protocol, centralized MAs will continue to be recognized in Northern Ireland). All medicinal products with a current centralized MA were automatically converted to Great Britain MAs on January 1, 2021. For a period of two years from January 1, 2021, the Medicines and Healthcare products Regulatory Agency, or MHRA, the UK medicines regulator, may rely on a decision taken by the European Commission on the approval of a new marketing authorization in the centralized procedure, in order to more quickly grant a new Great Britain MA. A separate application will, however, still be required.

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

For a medicine, which is of “major public health interest” (in particular, in terms of therapeutic innovation), accelerated assessment can be requested, taking up to 150 days instead of the usual period of up to 210 days (although in each case “clock stops”, where additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP, may extend the timeframe of the assessment beyond 150 or 210 days (as applicable)). There is no single definition of what constitutes “major public health interest”. This should be justified by the applicant on a case-by-case basis. The justification should present arguments to support the claim that the medicinal product introduces new methods of therapy or improves on existing methods, thereby addressing to a significant extent the greater unmet needs for maintaining and improving public health.

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

Innovative medicines benefit from specific data and marketing exclusivity regimes. These regimes are intended to provide general regulatory protection to further stimulate innovation. The current rules provide for (i) an 8-year data exclusivity period (from the grant of the MA of an innovative medicine) which prevents the filing of an abridged (generic or biosimilar) application for a follow-on product, which references the data supporting the MA of the innovative medicine (data exclusivity); and (ii) an additional 2-year period of protection against the marketing of a follow-on product (marketing exclusivity), with a possible extension by 1 year if, during the first 8 years, a new therapeutic indication (which is considered to bring a significant clinical benefit in comparison with existing therapies) is approved. This protection is often referred to as the “eight, plus two, plus one” rule. Additional reward mechanisms exist, most notably a 10-year orphan medicines’ marketing exclusivity, and a 1-year data exclusivity for developing a new indication for an old substance and for switch data supporting a change in prescription status.

The current rules also provide for a system of obligations and rewards and incentives intended to facilitate the development and accessibility of pediatric medicinal products, and to ensure that such products are subject to high quality ethical research. Pursuant to such rules, pharmaceutical companies are often required to submit a Pediatric Investigation Plan, or PIP, at a relatively early stage of product development, which defines the pediatric studies to be completed before a MA application can be submitted. Products that are granted a marketing authorization with the results of the pediatric clinical trials (even where the trial results are negative) may be entitled to certain benefits, i.e., the afore-mentioned 6-month pediatric extension of the SPC for non-orphan medicinal products; or a two-year extension of the 10-year marketing exclusivity period for orphan medicines.

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

Other Regulatory Matters

Advertising of medicines is subject to tighter controls than general consumer goods and specific requirements are set forth in Directive 2001/83/EC, which apply in addition to the general rules. In general, advertising of unapproved medicinal products or of unapproved uses of otherwise authorized medicinal products (e.g., off-label uses) is prohibited, and advertising for prescription medicinal products must be directed only towards health care professionals (i.e., advertising of these products to the general public is prohibited). Member States have implemented the advertising rules differently and the requirements vary significantly depending on the specific country. Advertising of medicinal products in an online setting, including social media, can be particularly challenging given the strict rules in place. Such prohibitions on advertising have been implemented into UK law through the Human Medicines Regulations 2012, and therefore will continue to apply in the UK despite its departure from the European Union.

Brexit and the Regulatory Framework in the United Kingdom

On June 23, 2016, the electorate in the UK voted in favor of leaving the EU (commonly referred to as “Brexit”). Thereafter, on March 29, 2017, the country formally notified the EU of its intention to withdraw pursuant to Article 50 of the Lisbon Treaty and the UK formally left the EU on January 31, 2020. A transition period began on February 1, 2020, during which EU pharmaceutical law remained applicable to the UK, however this ended on December 31, 2020. Since the regulatory framework in the UK covering quality, safety and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales and distribution of pharmaceutical products is derived from EU Directives and Regulations, Brexit could materially impact the future regulatory regime which applies to products and the approval of product candidates in the UK, as UK legislation now has the potential to diverge from EU legislation. It remains to be seen how Brexit will impact regulatory requirements for product candidates and products in the UK in the long-term. The MHRA has recently published detailed guidance for industry and organizations to follow from January 1, 2021 now the transition period is over, which will be updated as the UK’s regulatory position on medicinal products evolves over time.

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

European Union

In Europe, pricing and reimbursement for pharmaceutical products are not harmonized and fall within the exclusive competence of the national authorities, provided that basic transparency requirements (such as maximum timelines) defined at the European level are met as set forth in Directive 89/105/EEC relating to the transparency of measures regulating the prices of medicinal products for human use and their inclusion in the scope of national health insurance systems. A Member State may approve a specific price for a medicinal product, or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. For example, in France, effective access to the market assumes that our future products will be reimbursed by social security. The price of medications is negotiated with the Economic Committee for Health Products, or CEPS.

As a consequence, reimbursement mechanisms by public national healthcare systems, or private health insurers also vary from country to country. In public healthcare systems, reimbursement is determined by guidelines established by the legislator or the national competent authority. In general, inclusion of a product in reimbursement schemes is dependent upon proof of the product efficacy, medical need, and economic benefits of the product to patients and the healthcare system in general. Acceptance for reimbursement comes with cost, use and often volume restrictions, which again vary from country to country.

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

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

In December 2020, Horizon Discovery was acquired by PerkinElmer, Inc. (Horizon/PKI).

Horizon/PKI recently informed us they believe we are in material breach of these agreements as a result of certain disclosures we have made in connection with our obligations as a publicly traded company in the United States and Belgium, although they have not formally delivered to us a notice of material breach or termination. We believe any such assertion of material breach would be without merit and we would expect to vigorously defend any such notice of material breach. Any dispute under these agreements would be subject to arbitration in The Hague under the International Chamber of Commerce Rules. We are currently in discussions with Horizon about possible amendments to these agreements in connection with which we would retain freedom to operate under the in-licensed patents.

Of note, we have filed patent applications which, if issued, would cover other aspects of the product candidates described above as well as products developed by third parties that deploy similar technology and targets. These patent applications encompass the downregulation of one or more of the targets covered under the Horizon/PKI agreements, the use of shRNA to downregulate such targets in immune cells and the combination of shRNAs with a chimeric antigen receptor in immune cells. We are also developing a second generation shRNA platform that does not incorporate any of the Horizon Discovery/Perkin Elmer, Inc. technology described above.

Our lead allogeneic CAR T product candidate, CYAD-101, does not incorporate any of the Horizon Discovery/Perkin Elmer, Inc. technology described above.

C. Organizational Structure.

We and our subsidiaries, or the Group, is made of the following entities as of December 31, 2020. The following diagram illustrates our corporate structure.

Name	Country of Incorporation and Place of Business	Nature of Business	Proportion of ordinary shares directly held by parent (%)	Proportion of ordinary shares held by us (%)	Proportion of ordinary shares held by non-controlling interests (%)
Celyad Oncology SA	BE	Biopharma	Parent company
Celyad Inc	US	Biopharma	100%	100%	0%
CorQuest Medical Inc	US	Medical Device	100%	100%	0%
Biological Manufacturing Services SA	BE	Manufacturing	100%	100%	0%

See “Item 4.A.—History and Development of the Company.”

D. Property, Plants and Equipment.

We rent a 2,284 square meter office space from the Axis Parc developer located at the Axis Parc in Mont-Saint-Guibert pursuant to a lease agreement dated October 15, 2015 as amended from time to time, which expires on June 30, 2025. We also rent a 1,120 square meter office and laboratory space from the Axis Parc developer pursuant to a lease agreement dated June 30, 2020, as amended from time to time, which expires on June 30, 2029. In September 2016, we entered into a six-year lease agreement for our U.S. corporate offices (555 square meter office space) located in Boston, Massachusetts. Since February 2018, this office space is subleased to a third party through the end of the six-year lease agreement.

We have committed to maintain our headquarters and registered office in the Walloon Region of Belgium and all of our existing activities will continue to be performed in the Walloon Region.

ITEM 4A.	UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Information pertaining to fiscal year 2018 was included in our Annual Report on Form 20-F for the year-ended December 31, 2019, on pages 93-111, under Item 5, “Operating and Financial Review and Prospects”, which was filed with the SEC on March 25, 2020.

We are a clinical-stage biotechnology company focused on the discovery and development of chimeric antigen receptor T cell (CAR T) therapies for cancer. Our goal is to discover, develop and commercialize our next-generation CAR T cell therapy product candidates, if approved. We are currently developing a diversified pipeline of allogeneic and autologous CAR T cell therapy candidates for the treatment of both hematological malignancies and solid tumors.

Our differentiated pipeline of next generation CAR T candidates is based off the two main approaches in the field of CAR T: allogeneic, or off-the-shelf, and autologous, or personalized, therapies. Allogeneic CAR T cells are prepared in advance from healthy donors and are stored frozen until a patient requires treatment. With the autologous approach, CAR T cells are derived from the patients themselves, first by collection of the patient’s immune cells through a process called leukapheresis, and then the patient’s cells are engineered and reintroduced back into the patient via infusion.

Over the past few years, as the CAR T landscape has shifted towards pursuing off-the-shelf approaches, we have continued to steadily progress our allogeneic CAR T franchise and programs by exploring two proprietary, non-gene edited technology platforms, T cell receptor inhibitory molecule (TIM) and short hairpin RNA (shRNA), to target the T cell receptor (TCR) complex.

We believe non-gene edited technologies target the TCR specifically without extensive genetic manipulation. Through the co-expression of our non-gene edited technologies with a specific CAR of interest, we can design cell therapy candidates intended to inhibit the function of the TCR while allowing the T cells to target the cancer. We believe this unique strategy offers a streamlined approach in advancing the allogeneic CAR T landscape.

Central to our pipeline is a cutting-edge All-in-One vector approach where we focus on using a single vector to generate CAR T cells to simplify the design and development of our cell therapy candidates. The All-in-One vector approach encodes multiple components of the CAR T construct simultaneously, including the CAR, our non-gene edited technologies, cell section marker to assist with the enrichment of the manufactured cells and potential therapeutic add-ons such as cytokines and antibodies. This single transduction, plug and play approach to CAR T development has the potential to streamline process development and manufacturing while broadening the potential applicability of our candidates.

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

As of December 31, 2020, we have been funded through the following transactions:

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

•

Proceeds of €32.0 million from recoverable cash advances, or RCAs, granted by Walloon Region government, and €2.6 million from other grants granted by Walloon Region and Federal Belgian Institute for Health Insurance Inami. The RCAs are a non-dilutive financing source.

We have incurred net losses in each year since our inception. Substantially all of our net losses have resulted from costs incurred in connection with our research and development programs and from general and administration expenses associated with our operations. For the years ended December 31, 2020, 2019 and 2018, we incurred a loss for the year of €17.2 million, €28.6 million and, €37.4 million, respectively. As of December 31, 2020, we had an accumulated deficit of €91.8 million. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially in connection with our ongoing activities, as we:

•	Continue the development of our product candidates, including planned and future clinical trials;

•	Conduct additional research and development for product candidate discovery and development;

•	Seek regulatory approvals for our product candidates;

•	Prepare for the potential launch and commercialization of our product candidates, if approved;

•	Establish a sales and marketing infrastructure for the commercialization of our product candidates, if approved;

•	In-license or acquire additional product candidates or technologies;

•	Build-out additional manufacturing capabilities; and

•	Hire additional personnel, including personnel to support our product development and commercialization efforts and operations as a U.S. public company.

We do not expect to generate material revenue from drug product sales unless and until we successfully complete development of, and obtain marketing approval for, one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we anticipate that we will need to raise additional capital prior to commercialization of our lead product candidates. Until such time that we can generate substantial revenue from drug product sales, if ever, we expect to finance our operating activities through a combination of equity offerings, debt financings, government or other third-party funding, including government grants and RCAs, and collaborations and licensing arrangements. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to others rights to develop or market drug product candidates that we would otherwise prefers to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full.

Our financial statements for 2018, 2019 and 2020 have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Financial Operations Overview

A. Operating Results

Our operating income consists of revenues and other income.

Revenues

The Company’s license and collaboration agreements have generated no revenue in 2020 and in 2019.

Cost of sales

For the years 2020 and 2019 no costs of sales related to our programs have been recorded.

Research and Development expenses

Research and development expenses amounted to €21.5 million and €25.2 million for the years ended December 31, 2020 and 2019, respectively, and represented 70% and 74% of our total research and development and general and administrative operating expenses. For the periods presented in this report, research and development expenses included all of our operating expenses, except the general and administrative expenses. It included all the costs related to our operations in the following departments; research and development, clinical, manufacturing, regulatory, quality and intellectual property.

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

Research and development activities are central to our business. We expect that our other research and development expenses will continue to grow in the future mostly with the development of drug product candidates from our CAR-T cell programs. The expected increase in research and development expenditures will mostly relate to higher personnel costs, outsourcing costs and additional preclinical and clinical studies.

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

The costs associated with clinical studies are comprised of the preparation, the conduct and the supervision of our clinical trials. We expect that these expenses will increase in the near future given the expected clinical trial activities associated with our CAR-T product candidates. We cannot determine with certainty the duration and completion costs of our current or future clinical trials of our drug product candidates or if, when, or to what extent we will generate revenue from the commercialization and sale of any of our drug product candidates that obtain regulatory approval. We may never succeed in achieving regulatory approval for any of our drug product candidates. The duration, costs and timing of clinical trials and development of our drug product candidates will depend on a variety of factors, including:

•	Per patient clinical trial costs;

•	The number of patients that participate in clinical trials;

•	The drop-out or discontinuation rates of patients;

•	The duration of patient follow-up;

•	The scope, rate of progress and expense of our ongoing as well as any additional non-clinical studies, clinical trials and other research and development activities;

•	Clinical trial and early-stage results;

•	The terms and timing of regulatory approvals;

•	The expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and

•	The ability to market, commercialize and achieve market acceptance of our product candidates.

A change in the outcome of any of these variables with respect to the development of our Product Candidates that we are developing could mean a significant change in the costs and timing associated with the development of such Product Candidates. For example, if the FDA, the European Medicines Agency, or EMA, or any other regulatory authority were to require us to conduct additional preclinical studies and clinical trials beyond those which we currently anticipate will be required for the completion of clinical development of our drug product candidates, or if we experience significant delays in enrollment in any clinical trials, we would be required to spend significant additional financial resources and time on the completion of the clinical development of the applicable drug product candidate.

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

For the periods presented in this Annual Report, the manufacturing expenses included the costs to manufacture our Product Candidates, combined with the costs associated with the process of developing of such Product Candidates, including the scale-up and the automation of such processes. These costs are mainly comprised of the production of raw material and supplies, maintenance and calibration charges of equipment and the rental of Good Manufacturing Practices laboratory facilities. Raw materials are the main component of the current cost of production of Product Candidates and will remain as such in the future as they are closely associated to the production of clinical batches. Most of our raw material suppliers are large companies, and pursuant to our internal procedures, we are in the process to find an alternative supplier for each critical material, to limit risk of disruption and price sensitivity.

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

General and administrative expenses

General and administrative expenses represented 30% and 26% of our total research and development and general and administrative operating expenses for the years ended December 31, 2020 and 2019, respectively.

Our general and administrative expenses consist primarily of salaries, fees and other share-based compensation costs for personnel in executive, finance and accounting, people, communication and legal functions. It also includes costs related to professional fees for auditors and lawyers, consulting fees and insurances not related to research and development operations, and fees related to functions that are outsourced by us such as information technology, or IT. Our general and administrative expenses are expected to slightly increase in the near future due to the recruitment of other executives in order to consolidate our executive team.

Change in fair value of the contingent consideration and other financial liabilities

For the periods presented in this Annual Report, our change in fair value of the contingent consideration and other financial liabilities mainly refer to non-cash expenses relating to liability remeasurement required by IFRS.

Other income

For the periods presented in this Annual Report, our other income is primarily generated from:

(i)	Government grants received either from the Regional Government of Wallonia, or Walloon Region, in the form of RCAs or from the European Commission under the Seventh Framework Program (FP7);

(ii)	The amortized cost remeasurement of the recoverable cash advances liability (non-cash relating to liability remeasurement required by IFRS); or

(iii)	R&D tax credits.

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

At the end of the research phase, we should within a period of six months decide whether or not to exploit the results of the research phase (decision phase). The exploitation phase may have a duration of up to 10 years. In the event we decide to exploit the results under an RCA, the relevant RCA becomes contingently refundable, and the fair value of the RCA liability adjusted accordingly, if required.

When we do not exploit (or ceases to exploit) the results under an RCA, it has to notify the Walloon Region of this decision. This decision is our sole responsibility. The related liability is then discharged by the transfer of such results to the Walloon Region. Also, when we decide to renounce to its rights to patents which may result from the research, title to such patents will be transferred to the Walloon Region. In that case, the RCA liability is extinguished.

Since inception through December 31, 2020, we have received subsidy RCAs totaling €32.0 million. In 2021 and beyond, the Group will have to make exploitation decisions on the remaining RCA (agreements numbered 8087, 8088, 1910028, 8212 and 8436).

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

Since inception through December 31, 2020, we have received government grants totaling €2.6 million.

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

In 2017, we recognized, for the first time, a R&D tax credit (€1.2 million) receivable from the federal government that included a one-off catch-up effect. Since 2018, further R&D tax credit receivables are recorded on an annual base increment. For the current year, the R&D tax credit has been updated for an amount of €0.7 million, taking into account all information available at this date, compared to an amount of €1.6 million in 2019. In 2020, we established an accrual under other current liabilities to cover for a €1.0 million reimbursement of R&D tax credit related to an assessment resulting from an audit of fiscal years 2013 and 2014. While management plans to appeal the assessment, currently management has determined that it is probable that reimbursement will be required.

Collection of the research and development tax credits is expected after financial year 2021.

Other expenses

For the periods presented in this Annual Report, our other expenses mainly refer to:

i)	Non-cash expenses relating to liability remeasurement required by IFRS on the amortized cost remeasurement of the recoverable cash advances liability; or

ii)	Clinical development milestones payments.

For the year 2020, other expenses mainly refer to clinical development milestones for (€0.1 million) paid to Dartmouth after that the Group successfully dosed the first patient with CYAD-02 in CYCLE-1 trial for the treatment of r/r AML and MDS.

For the year 2019, other expenses mainly referred to remeasurement expenses of recoverable cash advances (RCAs) for €0.1 million.

Finance income

Finance income relates to interest income earned on bank accounts and from currency exchange rate differences. Our cash and cash equivalents have been deposited primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a modest amount of interest income. Given the level of market interest rates of corporate deposits of short-term maturities, the Group has reduced the amounts invested in short-term deposits over 2019 and has no investment in short-term deposits as of December 31, 2020 and 2019.

Finance expenses

Finance expenses relate to interest payable on bank or governmental loans (RCAs), finance leases and operating leases under IFRS 16, and overdrafts, as well as currency exchange rate differences.

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

Comparisons for the Years Ended December 31, 2020 and 2019

Revenues

	For the year ended December 31,
(€’000)	2020	2019
Out-licensing revenue (non-refundable upfront payment)	—	—
C-Cathez sales	5	6
Other revenue	—	0

Total Revenue	5	6

Our license and collaboration agreements have generated no revenue in 2020.

Cost of sales

No operations qualify for such a presentation for the year 2020 and comparative period.

Research and development expenses

	For the year ended December 31,
(€’000)	2020	2019
Employee expenses	8 564	8 362
Travel & Living	116	486
Clinical study costs	5 555	4 713
Preclinical study costs	1 976	3 711
Process development and scale-up	1 056	3 765
Consulting fees	372	675
IP filing and maintenance fees	230	260
Share-based payments	927	813
Depreciation	1 511	1 444
Rent and utilities	800	746
Delivery systems	47	53
Others	369	168

Total R&D expenses	21 522	25 196

The Research and Development expenses include pre-clinical, manufacturing, clinical, quality, intellectual property and regulatory expenses and other research and development expenses, which are aggregated and presented as a single line in our consolidated financial statements.

Bottom-line, the R&D expenses show a year-over-year decrease of €3.7 million. The decrease is mainly driven by the decrease in preclinical activities, including process development and clinical development of the autologous programs, associated with its r/r AML and MDS product candidates.

The key projects driving the research and development expenses in 2020 included:

•	The clinical studies conducted on our Product Candidates;

•

The preclinical studies conducted on company’s CAR-T product candidates in allogeneic settings for solid tumors and the development of our allogeneic platform, which evaluates multiple non-gene editing technologies.

General and administrative expenses

	For the year ended December 31,
(€’000)	2020	2019
Employee expenses	3 363	3 542
Share-based payments	1 855	1 962
Rent	87	66
Insurances	1 182	559
Communication & Marketing	454	607
Consulting fees	1 747	1 532
Travel & Living	91	331
Post employment benefits	19	(33)
Depreciation	320	345
Other	197	159

Total General and administration	9 315	9 070

General and administrative expenses were €9.3 million in 2020 as compared to €9.1 million in 2019, an increase of €0.2 million. This increase primarily relates to higher insurances costs partly compensated by savings on the travel & living expenses due to COVID-19 pandemic travel restrictions.

Change in fair value of contingent consideration

	For the year ended December 31,
(€’000)	2020	2019
Change in fair value of contingent consideration	9 228	433

Total Change in fair value of contingent consideration	9 228	433

The fair value adjustment (€9.2 million) relating to the contingent consideration and other financial liabilities as of December 31, 2020, mainly driven by updated assumptions associated with the timing of the potential commercialization of our autologous AML/MDS CAR T program. The decrease of the liability is also driven by the devaluation of the USD foreign exchange rate as of December 31, 2020.

Other income and expenses

Other income

	For the year ended December 31,
(€’000)	2020	2019
Grant income (RCA’s)	2 311	1 508
Grant income (Other)	779	1 788
Remeasurement of RCA’s	933	—
Fair value adjustment on securities (MESOBLAST)	—	182
R&D tax credit	657	1 560
Gain on sales of Property, plant & equipment	35	—
Other	17	102

Total Other Income	4 731	5 139

Our other income, as described note 28, is associated with grants received from the Walloon Region mainly in the form of recoverable cash advances (RCAs), the change in fair value of the contingent liabilities and R&D tax credit income:

•

Additional grant income (RCAs) has been recognized in 2020 on grants in the form of recoverable cash advances (RCAs) for contracts, numbered 7685, 8087, 8088, 8212, 8436 and 1910028. According to IFRS standards, we have recognized grant income for the period amounting to €2.3 million and a liability component of €1.3 million is accounted for as a financial liability;

•

Additional grant income (Others) has been recognized in 2020 on grants received from the Federal Belgian Institute for Health Insurance Inami (€0.2 million) and from the regional government (contract numbered 8066 for €0.6 million), not referring to RCAs and not subject to reimbursement;

•

The remeasurement income on the recoverable cash advances (RCAs) of €0.9 million which is mainly related to the Group’s decision to updated assumptions associated with the timing of the potential commercialization of our autologous AML/MDS CAR T program;

•

With respect to R&D tax credit, the decrease compared to 2020 is mainly related to a catch-up effect for €0.7 million which occurred in 2019 and a decrease on the current year income for €0.2 million due to global decrease on R&D expenses in 2020.

Other expenses

	For the year ended December 31,
(€’000)	2020	2019
Clinical Development milestone payment	69	36
Remeasurement of RCA’s	—	120
Loss on disposals of Property, plant & equipment	10	—
Other	35	35

Total Other Expenses	114	191

For the year 2020, the decrease of our other expenses compared to prior year is mainly related to the RCA remeasurement effect which is favorable in 2020.

Non-recurring operating income and expenses

Non-recurring operating income and expenses are defined as one-off items, not directly related to our operational activities. No operations qualify for such a presentation for the years 2020 and 2019.

Operating loss

For the year ended December 31, 2020, the loss from operations amounted to €17.0 million versus €28.9 million in 2019 for the reasons stated above.

Financial income and financial expenses

	For the year ended December 31,
(€’000)	2020	2019
Interest finance leases	260	291
Interest on overdrafts and other finance costs	19	35
Interest on RCAs	18	17
Foreign Exchange differences	136	—

Finance expenses	434	343

Finance income on the net investment in lease	46	62
Interest income bank account	5	30
Foreign Exchange differences	—	326
Other financial income	166	164

Finance income	217	582

Net Financial Result	(217)	239

Financial results refer mainly to interest on finance leases and foreign exchange differences. Due to the depreciation of the USD compared to EUR in the previous year, we recognized a loss on foreign exchange differences in 2020 of €0.1 million in comparison to a gain of €0.3 million in 2019.

Income taxes

As we incurred losses in all the relevant periods, we had no taxable income and therefore incurred no significant corporate taxes.

Loss for the year

As a result of the foregoing, the net loss for the financial year 2020 amounts to €17.2 million, compared to a net loss of €28.6 million for the prior year for the reasons discussed above.

B. Liquidity and Capital Resources

We have financed our operations since inception through several private placements of equity securities, several contributions in kind, an initial public offering on Euronext Brussels and Paris, an initial U.S. public offering on Nasdaq, follow-on offerings on Euronext and Nasdaq, and non-dilutive governmental support.

Through December 31, 2020, the total gross proceeds of the placement of our securities amounted to €253.2 million and RCAs total non-dilutive funding amounted to €32.0 million. For information on our use of and policies regarding financial instruments, please see Note 3 and Note 23 included in our consolidated financial statements appended to this Annual Report.

The table hereunder summarizes our sources and uses of cash for the years ended December 31, 2020, 2019, and 2018.

	For the years ended December 31,
(€’000)	2020	2019	2018
Cash used in operating activities	(27 665)	(28 202)	(27 249)
Cash from/(used in) investing activities	157	8 987	607
Cash flows from financing activities	5 396	18 276	43 928
Net increase/(decrease) in cash and cash equivalents	(22 112)	(940)	17 286

Comparison between 2020 and 2019

The net cash burn rate for 2020 is a net cash outflow amounting to €22.1 million, compared to a net cash outflow of €10.4 million for 2019.

The cash outflow resulting from operating activities amounted to €27.7 million for 2020, which is in line with the €28.2 million for 2019.

Cash flow from investing activities represented a net cash inflow of €0.2 million for 2020, which represents a decrease of €8.8 million compared to 2019, largely driven by the fact that we had proceeds from short-term investments of €9.2 million in 2019.

The decrease in cash inflow from financing activities is primarily due to:

•	A decrease in the proceeds from capital raise of €16.4 million obtained in 2019 compared to no proceeds associated with the capital markets in 2020 and;

•	A partial offset coming from an increase of the proceeds from government grants received in 2020 for a total amount of €7.3 million (compared to €3.6 million in 2019).

Comparison between 2019 and 2018

The net cash burn rate for 2019 is a net cash outflow amounting to €10.4 million, compared to a net cash inflow of €15.8 million for 2018.

The cash outflow resulting from operating activities amounted to €28.2 million for 2019, compared to €27.2 million for 2018. This €1.0 million increase is mainly due to increased spending on our R&D expenses, which includes our preclinical and in-process development/scale-up investments in preparation for the next anticipated clinical stages of our product candidates.

Cash flow from investing activities represented a net cash inflow of €9.0 million for 2019, an increase of €8.4 million compared to 2018, largely driven by proceeds from short-term investments (€9.4 million), and partly offset by the acquisition of Horizon Discovery’s shRNA Platform, acquired for $1.0 million in December 2018.

The decrease in cash inflow from financing activities is primarily due to:

•	A decrease in the net proceeds from the September 2019 capital raise (€16.4 million) compared to net proceeds from the May 2018 capital raise (€43.0 million),

•	And is partially offset by an increase the proceeds from government grants received in 2019 for a total amount of €3.6 million (compared to €1.2 million in 2018).

Cash and Funding Sources4

Over the last three years, we obtained new financing mostly through the issuance of our shares. A summary of our funding activities is as follows:

(€’000)	Total	Equity capital	Finance leases	Loans
2018	43,960	43,011	730	220
2019	16,448	16,448	—	—
2020	—	—	—	—

Total financing	60,408	59,459	730	220

We refer to “Note 23—Financial instruments” included in our consolidated financial statements appended to this Annual Report for information related to the maturity profile of our leases and loans.

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

In September 2019, we completed a $20.0 million (€18.2 million) financing, before deducting underwriting commissions and offering expenses, via a global offering of 2,000,000 ordinary shares to purchasers in the United States, Europe and certain countries outside the United States and Europe, comprised of 1,675,000 ordinary shares in the form of ADSs at a price per ADS of $10.00, and 325,000 ordinary shares at a price per share of €9.08. Each ADS represents the right to receive one ordinary share.

No warrants were exercised for equity capital proceeds in 2020 and 2019, compared to amounts of €0.01 million in 2018.

Most of our capital expenditures in 2018 related to laboratory and office equipment are financed with three-year maturity finance leases (€0.7 million). In 2019 and 2020, our capital expenditures have been financed mainly by cash and cash equivalents.

In 2018, we also contracted a bank loan to partially finance the leasehold improvements brought on a regular basis to our manufacturing facility and corporate office.

[4]	The uncertainly raised by the COVID-19 pandemic is not impacting our corporate cash flow, capital resources and liquidity. For additional information on COVID-19 pandemic update, refer to note 2.

Amounts received from the Walloon Region, booked as advances repayable, correspond to funding received under several RCAs, dedicated to supporting specific development programs related to CAR-T platform, THINK and DEPLETHINK (for CYAD-01), CYAD-02, CYAD-103, CYAD-101 and CYAD-211 clinical studies and C-Cathez at the end of 2020.

The changes in the advances repayable balance recorded in 2020, 2019 and 2018 are summarized in the table below:

(€’000)
Balance of January 1, 2018	1 770

+ liability recognition	598
- repayments	(226)
+/- other transactions including change of fair value	998
Balance at December 31, 2018	3 140

+ liability recognition	1 481
- repayments	(256)
+/- other transactions including change of fair value	120
Balance at December 31, 2019	4 485

+ liability recognition	1 284
- repayments	(246)
+/- other transactions including change of fair value	(933)
Balance at December 31, 2020	4 591

Capital Expenditures

We do not capitalize our research and development expenses until we receive marketing authorization for the applicable product candidate. Accordingly, all clinical, research and development spend related to the development of our CAR-T product candidates and allogeneic platform have been accounted for as operating expenses for the current year 2020, like for prior years.

Our capital expenditures were €0.3 million, €0.6 million and €1.8 million for the years ended December 31, 2020, 2019 and 2018 respectively.

In 2021, we anticipate new capital expenditures in our laboratories and manufacturing plant.

The non-current assets are detailed in the following table.

As of December 31,
(€’000)	2020	2019	2018
Intangible assets	36 171	36 199	36 164
Property, plant and equipment	4 119	5 061	3 014
Other non-current assets	6 089	5 740	3 430
Total	46 379	47 000	42 607

The decrease observed at year-end 2020 compared to year-end 2019, is primarily the result of:

•	A decrease of €1.0 million on Property, plant and equipment mainly resulting from the depreciation of assets.

•

An increase in additional non-current assets, mainly related to receivables on the amounts to collect from the federal government as R&D tax credit (€3.7 million at December 31, 2020, including a base increment for 2020 of €0.6 million) partly compensated by the decrease of net investment in our lease, as we sublease some office spaces it leases from a head lessor (€0.5 million for the period ended December 31, 2019 compared to €0.2 million for the period ended December 31, 2020).

The increase observed at year-end 2019 compared to year-end 2018, is primarily the result of:

•

An increase of €2.0 million on Property, plant and equipment mainly resulting from the first adoption of new accounting standard IFRS16 Leases, which leads to the recognition of additional right-of-use assets (mainly related to rent of offices, vehicles and equipment), for a total of €3.0 million recognized at January 1, 2019; additional lease as of December 31, 2019 for €0.3 million and related depreciation for the year 2019 for €0.6 million.

•

An increase in additional non-current assets, mainly related to receivables on the amounts to collect from the federal government as R&D tax credit recognized for the first time at year-end 2017 (€3.1 million at December 31, 2019, including a base increment for 2019 of €1.6 million) and a net investment in our lease that has been recorded in light of adoption of new accounting standard IFRS16 Leases as of January 1, 2019, as we sublease some office spaces it leases from a head lessor (€0.5 million for the period ended December 31, 2019).

Operating Capital Requirements

As of December 31, 2020, we had cash and cash equivalents of €17.2 million and no short-term investments. On January 8, 2021, we entered into a committed equity purchase agreement (“Purchase Agreement”) for up to $40 million with Lincoln Park Capital Fund, LLC (“LPC”), a Chicago-based institutional investor. Over the 24-month term of the Purchase Agreement, we will have the right to direct LPC to purchase up to an aggregate amount of $40 million American Depositary Shares (“ADSs”), each of which represents one of our ordinary shares. This equity purchase agreement is expected to strengthen our current statement of financial position while also providing us with access to future capital on an as needed basis and to ensure sufficient funding to cover our operations for the next 12 months from the date the financial statements are issued.

Based on our current scope of activities, we estimate that our cash and cash equivalents as of December 31, 2020 combined with the $40 million that we have access to from the equity purchase agreement established with Lincoln Park Capital Fund should be sufficient to fund operations until mid-2022, including data readouts from our ongoing clinical trials.

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

There are no legal or economic restrictions on the ability of our subsidiaries to transfer funds to Celyad Oncology SA in the form of cash dividends, loans or advances.

Our present and future funding requirements will depend on many factors, including, among other things:

•	The size, progress, timing and completion of our clinical trials for any current or future product candidates;

•	The number of potential new drug product candidates we identify and decide to develop;

•	The costs involved in filing patent applications, maintaining and enforcing patents or defending against claims or infringements raised by third parties;

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to December 31, 2020 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of trends, see “Item 4.B.—Business Overview,” “Item 5.A.—Operating Results” and “Item 5.B.—Liquidity and Capital Resources.”

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

F. Tabular Disclosure of Contractual Obligations

The table below analyses our non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows, except for advances repayable which are presented at amortized cost.

(€’000)	Total	Less than one year	One to three years	Three to five years	More than five years
As at December 31, 2020
Lease liabilities (undiscounted)	4 129	1 306	1 776	955	92
Bank loan	37	37	—	—	—
Pension obligations	614	—	—	—	614
Advances repayable (current and non-current)	4 590	371	542	480	3 197

Total financial liabilities	9 371	1 714	2 319	1 435	3 903

G. Safe Harbor.

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Special Note Regarding Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

Board of Directors

As provided by the articles 7:85 et sq. of the CCA, we are managed by a Board of Directors acting as a collegiate body. The Board of Directors’ role is to pursue our long-term success by providing entrepreneurial leadership and enabling risks to be assessed and managed. The Board of Directors determines our values and strategy, its risk preference and key policies. The Board of Directors ensures that the necessary leadership, financial and human resources are in place for us to meet its objectives.

We have opted for a one-tier governance structure. As provided by Article 7:93 of the CCA, the Board of Directors is our ultimate decision-making body, except with respect to those areas that are reserved by the law or by our articles of association to the Shareholders Meeting.

Our articles of association state that the number of our directors, who may be natural persons or legal entities and who need not be shareholders, must be at least three. At least half of the members of the Board of Directors must be non-executive directors and at least three of them must be independent directors.

A meeting of the Board of Directors is validly constituted if at least half of its members are present in person or represented at the meeting. If that quorum is not met, a new board meeting may be convened by any director to deliberate and decide on the matters on the agenda of the board meeting for which a quorum was not met, provided that at least two members are present. Meetings of the Board of Directors are convened by the Chairperson of the Board or the CFO or the Chief Legal Officer, or by at least two directors, whenever our interest so requires. In principle, the Board of Directors will meet at least four times per year.

The Chairperson of the Board of Directors shall have a casting vote on matters submitted to the Board of Directors in the event of a tied vote.

At the date of this Report, the Board of Directors consists of 9 members, one of which is an executive director (with daily management authority) and 8 of which are non-executive directors, including four independent directors. The Board of Directors is composed of 6 men and 3 women.

Name	Position	Term	Board Committee Membership
Mel Management SRL(1)	Chairman of the Board Non-Executive Director	2021	Chairman of the Nomination and Remuneration Committee
Filippo Petti	Executive Director	2024
Serge Goblet	Non-executive director	2024
Chris Buyse	Non-executive director	2024	Member of the Audit Committee
RAD Lifesciences BV(2)	Non-executive director	2024
Hilde Windels	Independent director	2022	Member of the Audit Committee and the Nomination and Remuneration Committee
Maria Koehler(3)	Independent Director	2024
Dominic Piscitelli(4)	Independent Director	2024	Chairman of the Audit Committee and member of the Nomination and Remuneration Committee
Marina Udier(5)	Independent Director	2021

(1)

Represented by Michel Lussier. Mel Management SRL has been appointed on December 4, 2020 as member of the Board to fulfill the vacant mandate of Michel Lussier who stepped down from the Board at the same date.

(2)	represented by Rudy Dekeyser.
(3)	Maria Koehler was appointed as Board member by resolution of the extraordinary shareholders meeting of March 23, 2020
(4)	Dominic Piscitelli was appointed as Board member by resolution of the shareholders meeting of May 5, 2020
(5)	Marina Udier has been appointed as member of the Board of Directors on December 17, 2020 to fulfill the vacant mandate of Margo Roberts

The following paragraphs contain brief biographies of each of the directors, or in case of legal entities being director, their permanent representatives, with an indication of other relevant mandates as member of administrative, management or supervisory bodies in other companies during the previous five years.

Michel Lussier serves as Chairman of the Board of Directors. Mr. Lussier has founded MedPole Ltd, the North American affiliate of MedPole SA, a European incubator for medical technology start-up companies located in Belgium and serves as the Chief Executive Officer for the group. Since May 2014 and until September 2020, Mr. Lussier has also served as the Chief Executive Officer of Metronom Health Inc, an early stage medical device company founded by Fjord Ventures, developing a continuous glucose monitoring system. Prior to that, from 2002 to 2013, he worked for Volcano Corporation, where he served several positions, most recently as President, Clinical and Scientific Affairs from 2012 to 2013, and prior to that from 2007 to 2012, Group President, Advanced Imaging Systems, Global Clinical & Scientific Affairs and General Management of Europe, Africa and the Middle East. Mr. Lussier obtained a Bachelor of Sciences degree in Electrical Engineering and Master’s Degree in Biomedical Engineering at the University of Montreal. He also holds an MBA from INSEAD (European Institute of Business Administration), France. In addition to serving on our Board of Directors, he also serves on the boards of several early stage medical devices companies.

Filippo Petti is our Chief Executive Officer and Chief Financial Officer, and Executive Director. Prior to joining us, Mr. Petti worked in healthcare investment banking both at Wells Fargo Securities and William Blair & Company, until 2017. Prior to his roles in investment banking, Mr. Petti spent several years in equity research covering U.S. biotechnology companies both at William Blair & Company and Wedbush Securities. He began his career as a research scientist at OSI Pharmaceuticals, Inc. focused on drug discovery and translational research, and later transitioning into corporate development with the company. Mr. Petti holds a Master of Business Administration from Cornell University, a Master of Science from St. John’s University and a Bachelor of Science from Syracuse University.

Serge Goblet holds a Master Degree in Business and Consular Sciences from ICHEC, Belgium and has many years of international experience as director in Belgian and foreign companies. Mr. Goblet is the managing director of TOLEFI SA, a Belgian holding company and holds director mandates in subsidiaries of TOLEFI.

Chris Buyse brings more than 30 years of international financial expertise and experience in introducing best financial management practices. He is currently Managing Director of FUND+, a fund that invests in innovative Belgian Life Sciences companies, Between August 2006 and June 2014, Mr. Buyse served as the Chief Financial Officer and board member of ThromboGenics NV, a leading biotech company that is listed on NYSE Euronext Brussels. Before joining ThromboGenics, he was the Chief Financial Officer of the Belgian biotech company CropDesign, where he coordinated the acquisition by BASF in July 2006. Prior to joining CropDesign NV he was financial manager of WorldCom/MCI Belux, a European subsidiary of one of the world’s largest telecommunication companies and he was also the Chief Financial Officer and interim Chief Executive Officer of Keyware Technologies. Mr. Buyse holds a Master’s Degree in applied economic sciences from the University of Antwerp and a Master of Business Association from Vlerick School of Management in Gent. He currently serves, in his own name or as permanent representative of a management company, as member of the board of directors of the following publicly and privately held companies: Bio Incubator NV, Pinnacle Investments SA, CreaBuild NV, Sofia BVBA, Pienter-Jan BVBA, Life Sciences Research Partners VZW, Inventiva SA, The Francqui Foundation and EyeDPharma SA. Mr. Buyse is also Board observer at Hyloris pharmaceuticals and the Foundation Louis-Jeantet (CH).

Rudy Dekeyser is partner at LSP, one of Europe’s leading venture capital firms in healthcare. Prior to joining LSP, Mr. Dekeyser has been co-managing director of VIB (Flanders Institute for Biotechnology), where he was also responsible for all activities related to the intellectual property portfolio, business development and the establishment of new companies. He holds non-executive director positions in Sequana Medical NV, Lumeon Inc and Remynd NV, and held non-executive director positions in Devgen NV, CropDesign NV, Ablynx NV, Actogenix NV, Flandersbio VZW and Multiplicom NV. He is a co-founder of ASTP (the European associations of technology transfer managers) and Chairman of EMBLEM (EMBL’s business arm). Mr. Dekeyser is member of the advisory boards of several foundations investing in life sciences research and innovation. He obtained a Ph.D. in molecular biology at the University Ghent.

Hilde Windels is the Chief Executive Officer of the privately held diagnostics company Antelope Dx BV and she is also member of its boards of directors. Ms. Windels brings 20 years of experience in biotech with a track record of business and corporate strategy, building and structuring organizations, private fundraising, mergers and acquisitions and public capital markets. Ms. Windels has worked as Chief Financial Officer for several biotech companies, amongst those Belgium based molecular Dx company Biocartis where she started as Chief Financial Officer CFO in 2011. She transitioned to the co-Chief Executive Officer role in 2015 and became Chief Executive Officer in 2017. Later that year, she joined MyCartis NV as Chief Executive Officer and in 2019 she was appointed CEO of Mycartis’ spin-out Antelope Dx. Ms. Windels is member of the board of directors of Erytech and MdxHealth. She holds a Master’s Degrees in Economics (Commercial Engineer) from the University of Leuven (Belgium).

Dr. Maria Koehler, Ph.D., is since May 2019 the Chief Medical Officer at oncology biotechnology company Repare Therapeutics and previously from September 2017 until April 2019 served as the Chief Medical Officer of a Bicycle Therapeutics plc, a biotechnology company. From March 2009 until September 2017, she was the Vice President of Strategy and Innovation for the Oncology Unit at Pfizer Inc, a pharmaceutical company. Prior to that, Dr. Koehler held senior positions in oncology research and development at AstraZeneca plc. and GlaxoSMith Kline. Dr. Koehler has also served as the Clinical Director of Bone Marrow Transplantation at

University Hospital in Pittsburgh and the Director of the Bone Marrow Transplant Program and Associate Professor at St. Christopher’s Hospital in Philadelphia. Dr. Koehler is a board-certified hematology/oncology physician. Dr. Koehler received her M.D. and Ph.D. from Silesian School of Medicine in Katowice, Poland.

Dominic Piscitelli brings more than 20 years of industry experience, including debt and equity financings, in-licensing transactions, acquisitions, marketing partnerships and commercial product launches (XTANDI® and Tarceva®). Since September 2019 Dominic has served as the Chief Financial Officer of ORIC Pharmaceuticals, Nasdaq-listed biotechnology company, that completed its initial public offering in April 2020. Prior to joining ORIC, Mr. Piscitelli was CFO of AnaptysBio, a Nasdaq-listed biotechnology company, where he helped raise over $500 million in an IPO and follow-on financings. From 2012 until 2017, Mr. Piscitelli was Vice President of Finance, Strategy and Investor Relations at Medivation and played a key role in its acquisition by Pfizer. Previously, he served as Senior Director of Collaborations and Operations Finance at Astellas Pharma. Prior to that, Mr. Piscitelli served in various roles of increasing responsibility culminating as the Vice President, Treasury & Management Finance at OSI Pharmaceuticals, and played a significant role in their acquisition by Astellas. Mr. Piscitelli began his career with KPMG and is a certified public accountant. He earned a bachelor’s degree in accounting and an MBA from Hofstra University (New York).

Marina Udier, Ph.D., serves as CEO of Nouscom after joining as Chief Operating Officer in 2016 from Versant Ventures, where she was Operating Principal. Prior to Versant, she held senior development and commercial roles at Novartis in Basel including work as a Global Commercial Head. Previously, Dr. Udier worked for McKinsey & Company in the US, working with Healthcare Fortune 500 companies in areas of marketing, strategy and pricing. She has a Ph.D. in Organic Chemistry from Yale University.

The Executive Committee

The Board of Directors has established an Executive Committee. The terms of service of the Executive Committee have been determined by the Board of Directors and are set out in our Charter.

The Executive Committee consists of the “Chief Executive Officer”, or CEO (who is the chairman of the Executive Committee), the “Chief Financial Officer”, or CFO, currently Filippo Petti ad interim, the “Chief Scientific Officer”, the “Chief Legal Officer” and the “Vice President Clinical Development and Medical Affairs”, the “Chief Business Officer”, and the Chief Human Resources Officer.

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

The remuneration, duration and conditions of dismissal of Executive Committee members is governed by the contract entered into between us and each member of the Executive Committee with respect to their function within us.

In principle, the Executive Committee meets every month. Additional meetings may be convened at any time by the Chairman of the Executive Committee or at the request of two of its members. The Executive Committee will constitute a quorum when all members have been invited and the majority of the members are present or represented at the meeting. Absent members may grant a power of attorney to another member of the Executive Committee. Members may attend the meeting physically or by telephone or video conference. The absent members must be notified of the discussions in their absence by the Chairman (or our Secretary, if the Executive Committee has appointed a Company Secretary from among its members).

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

The following table sets forth the members of the Executive Committee who have performed during 2020.

Name	Function	Year of birth
Filippo Petti	Chief Executive Officer and Chief Financial Officer(1)	1976
KNCL SRL, represented by Jean-Pierre Latere(1)	Chief Operating Officer	1975
NandaDevi SRL, represented by Philippe Dechamps	Chief Legal Officer and Corporate Secretary	1970
MC Consult SRL, represented by Philippe Nobels	Chief Human Resources Officer	1966
ImXense SRL, represented by Frederic Lehmann	Vice President Clinical Development & Medical Affairs	1964
Stephen Rubino(2)	Chief Business Officer	1958
David Gilham	Chief Scientific Officer	1965

(1)	The services agreement with KNCL SRL has been terminated by us with effective date as of May 18, 2020
(2)	Stephen Rubino was appointed Chief Business Development Officer as of February 1st, 2020

The following paragraphs contain brief biographies of each of the current members of the Executive Committee or in case of legal entities being a member of the Executive Committee or key manager, their permanent representatives.

Filippo Petti, CEO and CFO ad interim– reference is made to section “Board of Directors”.

Philippe Dechamps (representative of NandaDevi SRL), serves as our Chief Legal Officer. Philippe started his legal career as an associate in Brussels with the law firm Linklaters De Bandt from 1994 to 1998. Until 2003, he then served as an Legal manager at Solvay Group to assist the company in its turnaround through several M&A operations in Europe, India and Far-East Asia. In 2003, he took over the position of Legal Director at Guidant, the United States company formerly active in the medical devices business before its acquisition by Boston Scientific and Abbott Laboratories in 2005. At Abbott, Philippe was leading the legal affairs of Abbott Vascular International outside of the United States. In 2008, Philippe joined Delhaize Group to lead the legal and government affairs in Europe and Asia, before becoming Group General Counsel and Secretary to the Board of Directors in 2015. In this position, he piloted the legal strategy to merge Delhaize Group with Royal Ahold in July 2016. Since December 2018, Philippe is also member of the Board of Directors of Petserco SA, the holding company of the Tom&Co group. Philippe holds law degrees from the Université Catholique de Louvain (UCL) and Vrije Universiteit Brussel (VUB), and a Master of Law (LL.M) from Harvard Law School.

Philippe Nobels (representative of MC Consult SRL), serves as our Vice President of Human Resources. He started his career at Price Waterhouse (now PricewaterhouseCoopers) as auditor in 1989. He also went in rotational assignment in Congo during 2 years on consulting missions for the World Bank. In 1995, he joined Fourcroy as plant controller. Then, he joined Dow Corning in 1997 where he held different positions in Finance and Human Resources. He led the HR operations in Europe, became the HR manager for Dow Corning in Belgium, and HR Business Partner for the sales and marketing functions globally. As a member of the sales and marketing Leadership teams, he contributed to Dow Corning’s major transformation initiatives to increase organizational effectiveness, employees’ engagement & performance as well as Business results. Mr. Nobels holds a Master’s Degree in Economics from the University of Namur.

Frédéric Lehmann (representative of ImXense SRL), serves as our Vice President Clinical Development & Medical Affairs. Dr. Lehmann is a physician by training, specialized in hematology and oncology. Dr. Lehmann has extensive experience in oncology drug development spanning early to late phase, including clinical trial design, translational research, regulatory interactions, and clinical risk management. He started his academic career at the Ludwig Institute for Cancer Research in Brussels, followed by a position at the Institute Jules Bordet. He then moved to the European Organization for Research and Treatment of Cancer (EORTC) as Medical Advisor. Dr. Lehmann began his corporate career at GlaxoSmithKline, where he led the early worldwide clinical development program for our cancer vaccines and went on to lead the research and development incubator for cancer immunotherapeutics.

David Gilham serves as our Chief Scientific Officer. Dr. Gilham obtained his Ph.D from the University of Dundee, UK under the supervision of Professor Roland Wolf OBE working on cytochrome P4502D6 and Parkinson’s disease. In 1996, Dr. Gilham was recruited to work with Professor Robert Hawkins at the University of Bristol, UK to work on chimeric antigen receptor (CAR) T cells as a part of the Chimeric Eurocell European Programme lead by Prof Zelig Eshhar. In 1998, the group moved to the Paterson Institute for Cancer Research, University of Manchester. The group maintained a strong translational focus delivering several clinical trials of CAR T (including the first such trial to be initiated in the UK) while developing a strong basic research core activity including the ATTACK European Programme that drew together colleagues working in T cell therapy across Europe. Along with achieving academic independence and promotion to Senior Fellow, Dr. Gilham took over the leadership of the laboratory group in 2009. The group moved to the Institute of Cancer Sciences, University of Manchester based within the Manchester Cancer Research Centre in 2015 and Dr. Gilham was appointed Reader in 2016. In September 2016, Dr. Gilham moved to the role of Vice President at Celyad to continue working upon immune based therapies for cancer and appointed to Chief Scientific Officer in May 2020.

Dr. Stephen Rubino, Ph.D., serves as our Chief Business Officer. Dr. Rubino brings over 30 years of pharmaceutical leadership experience to the role of Chief Business Officer, with emphasis in the areas of business development and licensing, new product development, commercial operations, pharmaceutical strategy and investor relations. Dr. Rubino currently serves as an independent board member of Sermonix Pharmaceuticals and Viracta Therapeutics. Dr. Rubino has also served Novartis Pharmaceuticals in a wide range of roles and therapeutic areas, the last of which was as Global Head of Business Development and New Product Marketing, responsible for developing and building the product pipeline for Novartis’ Cell & Gene Therapies Unit. Prior to Novartis, Dr. Rubino worked for Schering–Plough (Merck) where his last role was head of the Global Solid Tumor Oncology & Autoimmune Business Unit responsible for the licensing and launch of Remicade, as well as the launch and commercialization of several global oncology brands. Dr. Rubino received his Ph.D. from Weill Cornell University (New York) and his Master of Business Association from Baruch University (New York).

Family Relationships

There are no family relationships among any of the members of our Executive Committee or directors.

B. Compensation

The aggregate compensation paid and benefits in kind granted by us to the current members of our Executive Committee and directors, including share-based compensation, for the year ended December 31, 2020, was €3.94 million. For the year ended December 31, 2020, approximately €34,000 of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to members of our Executive Committee.

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

Compensation of Our Board of Directors

The Company’s remuneration policy is aimed at attracting non-executive directors with the most relevant skills, knowledge and expertise in a highly competitive and quickly evolving industry. The policy will help the Company attract and retain a diverse and international team of non-executive directors, striking a balance between scientific, financial, operational and strategic contributions, promoting an open, fair, sustainable and equitable company culture, driven by success.

The remuneration of the non-executive Directors is determined by the shareholders’ meeting upon proposal of the Board of Directors based on a recommendation from the Nomination and Remuneration Committee. The Nomination and Remuneration Committee benchmarks non-executive Directors’ compensation against peer companies to ensure that it remains fair and competitive. The Directors’ remunerations are therefore market driven.

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

On May 5, 2021, the Company will propose to its shareholders to approve a new Remuneration Policy designed to bring the current remuneration policy in line with the Directive (EU) 2017/828 amending Directive 2007/36/EC as regards the encouragement of long-term shareholder engagement.

The new remuneration policy is based on the following fixed components:

(a)

A fixed fee, consisting of a base fee and an additional fee if the non-executive director is the Chairman of the Board or any of its committees or if the non-executive director is a member of a board committee ;

(b)	Warrants.

The remuneration of non-executive Directors does not contain any variable part and is not based on any performance conditions.

As the Company has no distributable reserves, it does not meet the legal requirements to proceed to a shares buy-back, therefore does not own treasury shares and is then currently unable to grant shares to the non-executive directors as part of their remuneration.

Fixed fee

The fixed fee of non-executive directors consists of:

(a)	A fixed annual fee (retainer) of 18,000 EUR (36,000 EUR for the Chairman of the Board), including the four annual, ordinary Board meetings;

(b)

A supplemental fixed fee of 3,000 EUR (5,000 EUR for the Chairman of the Board) for the participation to extraordinary Board meetings of more than 2 hours, and 1,500 EUR (2,500 for the Chairman of the Board) for the participation to extraordinary Board meetings of less than 2 hours;

(c)	A supplemental fixed annual fee (retainer) of 15,000 EUR for membership of each committee of the Board of Directors, increased by 5,000 EUR for the chairmanship of such committee;

(d)	An extraordinary fee of €3,000 for specific assignments to a non-executive director, on request of the CEO and with prior approval of the Board of Directors.

The Board fees are paid in quarterly installments at the end of each subsequent calendar quarter.

The Company will also reimburse out-of-pocket expenses (such as, without limitation, travel, meals and lodging expenses) incurred by directors in direct relation with their Board duties.

Warrants

The Board has determined that the grant of warrants to non-executive or independent directors is in the best interest of the Company to attract and retain highly skilled directors in a very dynamic and competitive environment. The grant of warrants is a commonly used remuneration instrument in the sector in which the Company operates, in particular in the United States where the Company is active. In addition, the Company is not entitled to own treasury shares and is currently unable to offer any remuneration in shares. Finally, the grant of warrants provides an attractive additional remuneration without impacting the Company’s cash. Without this possibility, the Company would be subject to a considerable disadvantage compared to competitors offering warrants to their non-executive directors.

The grant of warrants is not linked or subject to any performance conditions and consequently, does not qualify as variable remuneration.

The warrants are usually issued by decision of the Board of Directors within the framework of the authorized capital (but can also be issued by decision of the Shareholders’ Meeting). The warrants are then offered to non-executive directors by decision of the Board of Directors upon recommendation of the Nomination and Remuneration Committee. Conflict of interest procedure applies to such decision of the Board. Each warrant gives its holder the right (but not the obligation) to subscribe, under the exercise conditions, during the exercise periods and against payment of the exercise price, to one Company’s share.

Company’s warrants are granted for a limited term. This term is determined by the Board of Directors, in compliance with the CCA, with a maximum of ten years. The warrants have a vesting period of minimum three (3) years and may be exercised to the extent vested. Shares obtained through the exercise of warrants are freely transferrable.

The exercise price is equal to the fair market value of the Company’s shares at the time of the offer. This value is determined by the Board of Directors and corresponds to either the closing price of the Company’s share on the day before the date of the offer or the average of the thirty (30) calendar days preceding the date of the Offer of the closing price of the Company’s Share.

The warrants can be immediately exercised by the beneficiaries in the following situations:

(a)	Share capital increase in cash without suspension of the preferential rights of the existing shareholders;

(b)	Takeover bid on the shares of the company as of the announcement of the public offer by the fsma;

(c)	Change of control on the company;

(d)	Conclusion of a “strategic partnership” with an important industrial actor, active in the life-science sector, and if the “strategic partnership” is qualified as such by the board of directors.

For further details on the terms and conditions of our warrants plans, we refer to the plans available on our website and as may be amended from time to time.

The Directors’ mandate may be terminated “ad nutum” (at any time) without any form of compensation. There is no specific agreement between the Company and non-executive directors which waives or restrains the right of the Company to terminate “ad nutum” (at any time) the mandates of the directors.

On May 5, 2020, at a meeting of our shareholders, the shareholders approved the terms and conditions of a template of warrants plan to comply with in the event of an implementation of such plan in the next 12 months, upon proposal of the nomination and remuneration committee, with a vesting period of 3 years and for which the exercise price will be the lowest between (i) the average of the closing price of the share in the 30 days preceding the offer and (ii) the last closing price of the share on the date preceding the offer. More specifically, the Shareholders Meeting approved pursuant to the art. 7:151 of the CCA, the clause of anticipated vesting in the event of a change of control or a public offering on our shares.

On December 10, 2020, we issued 561,525 subscription rights under the terms and conditions approved by the shareholders at the meeting held on May 5, 2020.

We do not plan to amend the principles driving our remuneration policy in the near future and in particular in the next two financial years.

As of December 31, 2020, there are no loans outstanding from us to any member of the Board of Directors.

There are no employment or service agreements that provide for notice periods or indemnities between us and any member of the Board of Directors who is not a member of the Executive Committee.

The following table sets forth the fees received by our non-executive Directors for the performance of their duties as a Board Member, during the year ended December 31, 2020:

Name	Fees Earned (€)
Michel Lussier	70 000
Serge Goblet	40 000
Chris Buyse	70 000
Rudy Dekeyser	53 750
Hilde Windels	55 000
Margo Roberts	10 000
Maria Koehler	27 500
Dominic Piscitelli	33 750
Marina Udier	5 750
Total	365 750

(1)	Dr. Roberts resigned from the Board of Directors on August 6, 2020.

(2)	Dr. Koehler was appointed to the Board of Directors on March 24, 2020.

(3)	Mr. Piscitelli was appointed to the Board of Directors on May 6, 2020.

(4)	Dr. Udier has been appointed as member of the Board of Directors on December 17, 2020 to fulfill the vacant mandate of Margo Roberts

The table below provides an overview of the warrants held by the non-executive directors as of December 31, 2020.

	Warrant Awards
Name	Number of Ordinary Shares Underlying Warrants	Warrant Exercise Price in euros	Warrant Expiration Date
Michel Lussier	10 000	32.26	July 31, 2022
	10 000	22.04	December 31, 2024
	10 000	8.16	December 31, 2024
	10 000	8.80	December 31, 2025
Chris Buyse	10 000	32.26	July 31, 2022
	10 000	22.04	December 31, 2024
	10 000	8.16	December 31, 2024
	10 000	5.97	December 31, 2025
	10 000	6.73	December 31, 2027
Rudy Dekeyser	10 000	32.26	July 31, 2022
	10 000	22.04	December 31, 2024
	10 000	8.16	December 31, 2024
	10 000	5.97	December 31, 2025
Serge Goblet	10 000	32.26	July 31, 2022
	10 000	22.04	December 31, 2024
	10 000	8.16	December 31, 2024
	10 000	5.97	December 31, 2025
Hilde Windels	10 000	22.04	December 31, 2023
	10 000	8.16	December 31, 2024
Koehler Maria[1]	10 000	5.97	December 31, 2025
	10 000	6.73	December 31, 2027
Piscitelli Dominic[2]	10 000	7.93	December 31, 2025

Total	220 000

(1)	Dr. Koehler was appointed to the Board of Directors on March 24, 2020.
(2)	Mr. Piscitelli was appointed to the Board of Directors on May 6, 2020.

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

No loans, quasi-loans or other guarantees were granted to members of our Executive Committee during the year ended on December 31, 2020.

The following table sets forth information concerning the aggregate compensation earned during the year ended December 31, 2020 by the other members of our Executive Committee, including the CEO.

Compensation (in kEuros)
Fixed remuneration (gross)	1 010
Variable remuneration (short-term)	340
Fixed fee	1 094
Variable fee	240
Pension/Life	34
Other benefits	110

Total	2 829

The table below provides an overview of the warrants held by the members of our Executive Committee as of December 31, 2020.

	Warrant Awards
Name	Number of Ordinary Shares Underlying Warrants	Warrant Exercise Price in euros	Warrant Expiration Date
Filippo Petti	20 000	21.16	December 31, 2023
	25 000	18.82	December 31, 2023
	20 000	9.36	December 31, 2023
	30 000	8.16	December 31, 2024
	30 000	5.97	December 31, 2025
	30 000	6.73	December 31, 2027
Frédéric Lehmann[1]	20 000	36.11	July 31, 2022
	10 000	22.04	December 31, 2023
	20 000	8.16	December 31, 2024
	20 000	5.97	December 31, 2025
Philippe Dechamps[2]	20 000	17.6	December 8, 2021
	20 000	36.11	July 31, 2022
	10 000	22.04	December 31, 2024
	20 000	8.16	December 31, 2024
	25 000	5.97	December 31, 2025
David Gilham	10 000	15.9	November 5, 2025
	6 000	31.34	July 31, 2022
	25 000	18.82	December 31, 2024
	20 000	8.16	December 31, 2024
	25 000	5.97	December 31, 2025
Philippe Nobels[3]	10 000	17.6	December 8, 2021
	20 000	36.11	July 31, 2022
	10 000	22.04	December 31, 2024
	20 000	8.16	December 31, 2024
	20 000	5.97	December 31, 2025
Stephen Rubino	50 000	5.97	December 31, 2025
	20 000	6.73	December 31, 2027

TOTAL	556 000

[1]

Frederic Lehmann personally holds these warrants, although he is the representative of ImXense SRL, his management company, which has been appointed as Vice President Clinical Development & Medical Affairs.

[2]	Philippe Dechamps personally holds these warrants, although he is the representative of NandaDevi SRL, his management company, which has been appointed as Chief Legal Officer.
[3]	Philippe Nobels personally holds these warrants, although he is the representative of MC Consult SRL, his management company, which has been appointed as Chief Human Resources Officer.

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

Warrant Plans

We have created various incentive plans under which warrants were granted to our employees, consultants or directors. This section provides an overview of the outstanding warrants as of December 31, 2020.

Upon proposal of the Board of Directors, the extraordinary shareholders’ meeting approved the issuance of, in the aggregate, warrants giving right to subscribe to shares as follows:

•	On October 29, 2010, warrants giving right to 79,500 shares. Out of the 79,500 warrants offered, 61,050 Warrants were accepted by the beneficiaries and none are outstanding as of December 31, 2020;

•

On January 31, 2013, warrants giving right to 140,000 shares. Out of the 140,000 warrants, 120,000 were granted to certain members of the Executive Committee and a pool of 20,000 warrants was created. The warrants attributed to certain members of the Executive Committee were fully vested at December 31, 2013 and were all exercised in January 2014 and therefore converted into ordinary shares. The remaining 20,000 warrants were not granted and therefore lapsed;

•

On May 6, 2013, 11 investor warrants are attached to each Class B Share subscribed in the capital increase in cash which was decided on the same date, with each investor warrant giving right to subscribe to one ordinary share – as a result, these warrants give right to a maximum 2,433,618 ordinary shares. On May 31, 2013, warrants giving right to 2,409,176 ordinary shares were issued and accepted, which have all been exercised as of December 31, 2020.

•

On May 6, 2013, warrants giving right to 266,241 ordinary shares. Out of the 266,241 warrants offered, 253,150 Warrants were accepted by the beneficiaries and 2,500 warrants are outstanding as of December 31, 2020.

•

On June 11, 2013, overallotment warrant giving right to a maximum number of shares equal to 15% of the new shares issued in the context of the U.S. initial public offering, i.e. 207,225 shares). The overallotment warrant was exercised on July 17, 2013;

•

On May 5, 2014, warrants giving right to 100,000 shares; a plan of 100,000 warrants was approved. Warrants were offered to Company’s newcomers (employees, non-employees and directors) in several tranches. Out of the warrants offered, 94,400 warrants were accepted by the beneficiaries and 35,698 warrants are outstanding as of December 31, 2020.

•

On November 5, 2015, warrants giving right to 466,000 shares; a plan of 466,000 warrants was approved. Warrants were offered to Company’s newcomers (employees, non-employees and directors) in several tranches. Out of the warrants offered, 353,550 warrants were accepted by the beneficiaries and 79,315 warrants are outstanding as of December 31, 2020.

•

On December 8, 2016, warrants giving right to 100,000 shares; a plan of 100,000 warrants was approved. Warrants were offered to Company’s newcomers (employees, non-employees and directors) in two tranches. Out of the warrants offered, 45,000 warrants were accepted by the beneficiaries and 42,500 warrants are outstanding as of December 31, 2020.

•

On June 29, 2017, warrants giving right to 520,000 shares; a plan of 520,000 warrants was approved. Warrants were offered to employees, non-employees and directors in several tranches. Out of the warrants offered, 334,400 warrants were accepted by the beneficiaries and 282,251 warrants are outstanding as of December 31, 2020.

•

On October 26, 2018, warrants giving rights to 700,000 shares; 700,000.00 warrants have been issued in the framework of the authorized capital. 426,050 warrants were accepted by the beneficiaries, out of which 381,600 warrants are still outstanding as of December 31, 2020.

•

On October 25, 2019, warrants giving rights to 939,500 shares; 939,500.00 warrants have been issued in the framework of the authorized capital. 602,025 warrants were accepted by the beneficiaries, out of which 588,142 warrants are still outstanding as of December 31, 2020.

•

On December 11, 2020, warrants giving rights to 561,525 shares; 561,525.00 warrants have been issued in the framework of the authorized capital. 76,000 warrants were accepted by the beneficiaries, out of which 76,000 warrants are still outstanding as of December 31, 2020.

As a result, as of December 31, 2020 there are 1,488,006 warrants outstanding which represent respectively 9.64% of the total number of all its issued and outstanding shares and 9.60% of the total voting financial instruments.

Issue Date	Term	Number of Warrants Issued[1]	Number of Warrants Granted in number of shares[2]	Exercise Price (in Euros)	Number of Warrants No Longer Exercisable	Warrants exercised	Number of Warrants Outstanding	Exercise periods vested warrants[3]
October 29, 2010	From October 29, 2010 to October 28, 2020	79 500	61 050	35,36	54 184	6 866	—	January 1, 2014 – October 28, 2020
January 31, 2013	From January 31, 2013 to January 31, 2023	140 000	140 000	4,52	—	140 000	—	From January 1, 2014 to January 31, 2023
May 6, 2013	From May 6, 2013 to June 4, 2013	2 409 176	2 409 176	0,01	—	2 409 176	—	From May 6, 2013 to June 4, 2013
May 6, 2013	From May 6, 2013 to May 6, 2023	266 241	253 150	2,64	21 050	229 600	2 500	From January 1, 2017 to May 6, 2023 May 2018 for non-employees and to May 6, 2023 for employees
May 5, 2014	From May 16, 2014 to May 15, 2024	100 000	94 400	From 33.49 to 45.05	58 702	—	35 698	From January 1, 2018 to May 15, 2019 for non- employees and to May 15, 2024 for employees
November 5, 2015	From November 5, 2015 to November 4, 2025	466 000	353 550	From 15.90 to 34.65	274 235	—	79 315	From January 1, 2019 to November 4, 2020 for non-employees and to November 4, 2025 for employees
December 12, 2016	From December 9, 2016 to December 31, 2021	100 000	45 000	From 17.60 to 36.81	2 500	—	42 500	From January 1, 2020 to December 31, 2021
May 5, 2017	From July 20, 2017 to July 31, 2022	520 000	334 400	From 31.34 to 48.89	52 148	—	282 252	From January 1, 2021 to July 31, 2022
October 26, 2018	From October 26, 2018 to October 25, 2023	700 000	426 050	From 9.36 to 22.04	44 450	—	381 600	From January 1, 2022 to September 18, 2024
October 25, 2019	From October 25, 2019 to October 24, 2024	939 500	602 025	From 5,97 to 9,84	13 883	—	588 142	From January 1, 2023 to October 24, 2024
December 10, 2020	From December 10, 2020 to December 9, 2027	561 525	76 000	6,73	—	—	76 000	From January 1, 2024 to October 24, 2027

[1]	Issued under the condition precedent of the warrant effectively being offered and accepted.

[2]	The numbers reflect the number of shares for which the holder of warrants can subscribe upon exercise of all relevant warrants.
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

Audit Committee

At the date of this Annual Report, our Audit Committee consists of three members: Dominic Piscitelli (Chairman), Chris Buyse and Hilde Windels.

Chris Buyse does no longer qualify as independent member since he has been our director for a cumulative period of more than 12 years. Nevertheless, the Board has determined that it is in our best interests and its shareholders that Chris Buyse remains a member of the Audit Committee for an intermediate period to ensure the continuity of the Audit Committee considering the absence of a full-time CFO, and Mr Buyse’s expertise and knowledge of us.

The role of the Audit Committee is to ensure the effectiveness of the internal control and risk management systems, the internal audit (if any) and its effectiveness and the statutory audit of the annual and consolidated accounts, and to review and monitor the independence of the external auditor, in particular regarding the provision of additional services to us. The Audit Committee reports regularly to the Board of Directors on the exercise of its functions. The Audit Committee informs the Board of Directors about all areas in which action or improvement is necessary in its opinion and produces recommendations concerning the necessary steps that need to be taken. The audit review and the reporting on that review cover us and its subsidiaries as a whole. The members of the Audit Committee are entitled to receive all information which they need to perform their function from the Board of Directors, Executive Committee and employees. Each member of the Audit Committee shall exercise this right in consultation with the Chairman of the Audit Committee.

The Audit Committee’s duties and responsibilities include, among other things: the financial reporting, the review of internal controls and risk management, and managing the internal and external audit process. Those tasks are further described in the Audit Committee charter as set out in the Charter and in the Article 7:99 §4 of the CCA.

Dominic Piscitelli, Chris Buyse and Hilde Windels have been identified by our Board of Directors as having the necessary expertise in accounting and audit matters to serve as experts on the Audit Committee.

The Audit Committee holds a minimum of four meetings per year.

Nomination and Remuneration Committee

As of the date of this Report, the Nomination and Remuneration Committee is composed of three members: Mel Management SRL represented by Michel Lussier (Chairman), Hilde Windels and Dominic Piscitelli.

The Nomination and Remuneration Committee consists of not less than three directors, or such greater number as determined by the Board of Directors at any time. All members must be non-executive directors and at least a majority of its members must be independent in accordance with Article 7:87 of the CCA. Our Board of Directors has determined that Hilde Windels and Dominic Piscitelli are independent in accordance with Article 7:87 of the CCA.

The Nomination and Remuneration Committee must have the necessary expertise as regards the remuneration policy, and this condition is fulfilled if at least one member has had a higher education and has had at least three years of experience in personnel management or in the field of remunerating directors and managers. As of the date of this Annual Report, Mel Management SRL represented by Michel Lussier (Chairman), Hilde Windels and Dominic Piscitelli satisfy this requirement.

The CEO has the right to attend the meetings of the Nomination and Remuneration Committee in an advisory and non-voting capacity on matters other than those concerning himself. The Nomination and Remuneration Committee will elect a chairman from amongst its members. The Chairman of the Nomination and Remuneration Committee is actually Mel Management SRL represented by Michel Lussier.

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

It will report to the Board of Directors on the performance of these tasks on a regular basis. These tasks are further described in the terms of reference of the Nomination and Remuneration Committee as set out in the Charter. The Nomination and Remuneration Committee will meet at least twice per year, and whenever it deems it necessary to carry out its duties.

D. Employees

As of December 31, 2020, we employed 81 full-time employees, 4 part-time employees, 6 members of the Executive Committee (among them 3 are under services agreement), and 2 managers under management services agreements. We have never had a work stoppage, and none of our employees is represented by a labor organization or under any collective-bargaining arrangements. We consider our relationship with our employees to be good.

The following tables set forth the distribution of our employees and consultants by main department and geography for the years ended December 31, 2020, 2019 and 2018.

	At December 31,
	2020	2019	2018
By function:
Clinical & Regulatory, IP, Marketing	17	26	19
Research & Development	27	33	30
Manufacturing /Quality	32	32	34
General Administration	17	16	13
Total	92	107	96
By Geography:
Belgium	88	103	91
United States	4	4	5
Total	92	107	96

E. Share Ownership

For information regarding the share ownership of our directors and executive officers and arrangements for involving our employees in our capital, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2021 for:

•	Each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares;

•	Each member of our board of directors;

•	Each member of our executive committee; and

•	All members of our board of directors and executive committee as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of February 28, 2021. The percentage ownership information shown in the table is based upon 14,205,156 ordinary shares outstanding as of February 28, 2021.

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

NAME OF BENEFICIAL OWNER	SHARES BENEFICIALLY OWNED
5% Shareholders	Number	Percentage
TOLEFI SA	2 295 701	16.16%
Victory Capital Management, Inc.	790 806	5.57%
Directors and Members of the Executive Management Team
Michel Lussier[1]	156 550	1.10%
Serge Goblet	56 180	0.40%

All directors and members of the executive management team as a group	212 730	1.50%

[1]	Of which 145,150 are ordinary shares and 11,400 are ADSs.

Each of our shareholders is entitled to one vote per ordinary share. None of the holders of our shares has different voting rights from other holders of shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of February 28, 2021, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, we estimate that approximately 11.24% of our outstanding ordinary shares were held in the United States by one registered holder of record. The actual number of holders is greater than these numbers of record holders and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

Change in Ownership of Major Shareholders

Not applicable.

B. Related Party Transactions

Since January 1, 2020, we have not engaged in any transactions with our directors, executive officers and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as its related parties.

As of December 31, 2020, there were no outstanding loans, nor guarantees made by us or our subsidiaries to or for the benefit of any related party.

Transactions with Our Principal Shareholders

We have not engaged in any transactions with our principal shareholders.

Agreements with Our Directors and Members of Our Executive Committee

We have entered into employment agreements with the following members of our Executive Committee:

Filippo Petti

On July 30, 2018, we entered into an employment agreement with Mr. Filippo Petti, our CFO, with an effective date as of September 3, 2018, or the Petti Employment Agreement. Pursuant to this agreement, Mr. Petti is entitled to an annual base salary and is also eligible to receive a bonus capped at 35% of his annual compensation, determined in full discretion by the Board of Directors on the basis of the performance of Mr. Petti and our overall performance. Mr. Petti is also eligible to receive warrants. On April 1, 2019, we amended the Petti Employment Agreement to reflect his new position of Chief Executive Officer. His annual base salary has been increased and he is now eligible to receive a bonus capped at 45% of his annual compensation, determined in full discretion by the Board of Directors on the basis of the performance of Mr. Petti and our overall performance.

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

Jean-Pierre Latere (representative of KNCL SRL)

KNCL SRL was engaged on the basis of a services agreement with effective date on December 7, 2015 and with indefinite term. We terminated the contract with KNCL SRL with effective date as of May 18, 2020 with the payment of 6-month a termination indemnity. KNL SRL has issued an invoice, dated May 18, 2020 of an amount of 133 754€ to us.

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

Prior to any such decision or transaction, our Board of Directors must appoint a special committee consisting of three independent directors, assisted by one or more independent experts. This committee provides the Board of Directors with a written report explaining the rationale for the decision on the proposed transaction, addressing at least the following elements: the nature of the decision or the transaction, a description and an estimation of the equity consequences, a description of the eventual other consequences, and the advantages and disadvantages resulting therefrom for us. The committee puts the proposed decision or transaction in the context of our strategy and determines if it causes any prejudice to us, if it is compensated by other elements of that strategy, or if it is manifestly abusive. The remarks of the expert are included in the opinion of the committee.

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

Not applicable.

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

B. Memorandum and Articles of Association

The information set forth in our Registration Statement on Form F-3 (File No. 333-248464), originally filed with the SEC on August 28, 2020 and declared effective by the SEC on September 4, 2020, under the headings “Description of Share Capital and Articles of Association” and “Description of Securities” is incorporated herein by reference.

C. Material Contracts

On September 3, 2020, we entered into an Open Market Sale AgreementSM with Jefferies LLC (“Jefferies”) pursuant to which we may from time to time sell, for a period of up to 36 months, through “an at the market offering” (“ATM”), with Jefferies acting as sales agent, up to $25,000,000 of new American Depositary Shares (“ADSs”), each of which represents one of our ordinary shares, assuming sales of 2,522,704 ADSs in the offering at an offering price of $9.91 per ADS, which was the last reported sale price of the ADSs on the Nasdaq Global Market on September 8, 2020.

On January 8, 2021, we entered into a committed equity purchase agreement (“Purchase Agreement”) for up to $40 million with Lincoln Park Capital Fund, LLC (“LPC”), a Chicago-based institutional investor. Over the 24-month term of the Purchase Agreement, we will have the right to direct LPC to purchase up to an aggregate amount of $40 million American Depositary Shares (“ADSs”), each of which represents one of our ordinary shares (see note 36).

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

As indicated below, this discussion is subject to U.S. federal income tax rules applicable to a “passive foreign investment company,” or a PFIC, and assumes that we are not classified as a PFIC in any taxable year, except as specifically noted.

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

We do not believe that we were a PFIC for the 2020 taxable year and, based on the expected composition of our income and assets, we do not expect to be a PFIC for the 2021 taxable year; however, we cannot provide any assurances regarding our PFIC status for past, current or future taxable years. Our status as a PFIC is a fact intensive determination made on an annual basis. Whether we are a PFIC for any taxable year will depend on the composition of our income and assets, and the estimated fair market values of our assets, in each year. The market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to fluctuate. Our status as a PFIC also depends on the interpretation of the rules governing the PFIC income and asset tests, which are subject to uncertainty (including with respect to the characterization of income from government grants, for which direct legal authority does not exist).

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

If a U.S. holder owns ADSs during any taxable year in which we are a PFIC, the U.S. holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to us, generally with the U.S. holder’s federal income tax return for that year. If our company were a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

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

Interest rate risk

Our interest rate risk is very limited as we have only a limited amount of finance leases and outstanding bank loans. So far, because of the immateriality of the exposure, we did not enter into any interest hedging arrangements.

Credit risk

We have a limited amount of trade receivables due to the fact that sales to third parties are not significant, and thus our credit risk arises mainly from cash and cash equivalents and deposits with banks and financial institutions. We only work with international reputable commercial banks and financial institutions.

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

We have not established any formal practice to manage the foreign exchange risk against our functional currency. As of December 31, 2020, we have trade receivables denominated in USD of $0.5 million and had trade payables denominated in USD of $1.3 million.

For the years ended December 31, 2019 and 2020, we recorded an unrealized foreign exchange loss of arising mainly from our cash and short-term deposits denominated in USD. Foreign exchange rate movements had no material effect on our results for the year ended December 31, 2020. Because of our growing activities in the United States, our foreign exchange risk may increase in the future.

In 2020, 17.5%, or $6.2 million, of our total costs were expressed in USD. In the same period for 2019 and 2018, our costs expressed in USD were 18.7%, or $7.2 million, and 16%, or $8.0 million, respectively. In 2021 and beyond, we expect the proportion of costs expressed in USD will increase due to the establishment of a team and offices in the United States and because a large part of CAR-T clinical studies will be initiated in the United States.

Liquidity Risk

We are pursuing a strategy to develop therapies to treat unmet medical needs in oncology. Management has prepared detailed budgets and cash flow forecasts for the years 2021 and 2022. These forecasts reflect our strategy and include significant expenses and cash outflows in relation to the development of selected research programs and product candidates, partly compensated by grants funding.

As of December 31, 2020, we had cash and cash equivalents of €17.2 million and no short-term investments. On January 8, 2021, we entered into a committed equity purchase agreement (“Purchase Agreement”) for up to $40 million with Lincoln Park Capital Fund, LLC (“LPC”), a Chicago-based institutional investor. Over the 24-month term of the Purchase Agreement, we will have the right to direct LPC to purchase up to an aggregate amount of $40 million American Depositary Shares (“ADSs”), each of which represents one of our ordinary shares. This equity purchase agreement is expected to strengthen our current statement of financial position while also providing us with access to future capital on an as needed basis and to ensure sufficient funding to cover our operations for the next 12 months from the date the financial statements are issued.

Based on our current scope of activities, we estimate that our cash and cash equivalents as of December 31, 2020 combined with the $40 million that we have access to from the equity purchase agreement established with Lincoln Park Capital Fund should be sufficient to fund operations until mid-2022, including data readouts from our ongoing clinical trials.

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

Fees and Charges

Pursuant to the terms of the deposit agreement, the holders of ADSs will be required to pay the following fees:

Service	Fees
• Issuance of ADSs upon deposit of shares (excluding issuances as a result of distributions of shares)	Up to U.S. 5¢ per ADS issued
• Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled

Service	Fees
• Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held
• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares)	Up to U.S. 5¢ per ADS held
• ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary

As an ADS holder, you will also be responsible to pay certain charges such as:

•	Taxes (including applicable interest and penalties) and other governmental charges;

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

Our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer) has carried out an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2020. Based on that evaluation, our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer) concluded that our disclosure controls and procedures were not effective as of December 31, 2020 due to the fact that a material weakness described below under “Management’s Annual Report on Internal Control over Financial Reporting” continued to exist at December 31, 2020, as discussed below.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2020 based on the guidelines established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The uncertainly raised by the COVID-19 pandemic is not impacting our internal control framework reporting (ICFR). For additional information on COVID-19 pandemic update, refer to note 2 of our financial statements.

Management identified the following material weakness as of December 31, 2020: given the size of our operations, we maintain a limited finance and accounting staff, which does not ensure sufficient backup in personnel with an appropriate level of knowledge and experience in the application of International Financial Reporting Standards (IFRS).

This material weakness did not result in material adjustments, or restatements of our audited consolidated financial statements or disclosures for any prior period previously reported by us. However, there is a reasonable possibility that a material misstatement of the consolidated financial statements would not have been prevented or detected on a timely basis, and therefore, the deficiency has been evaluated as a material weakness.

As a result of the material weakness described above, we have concluded that our internal control over financial reporting was not effective as of December 31, 2020.

Notwithstanding this material weakness and management’s assessment that internal control over financial reporting was ineffective as of December 31, 2020, our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), believes that the consolidated financial statements contained in this Annual Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS.

Management’s Plan for Remediation

With the oversight of senior management and our Audit Committee, we evaluate the Company’s internal control over financial reporting on an ongoing basis and have taken, and are taking, several remedial actions to address the material weakness that has been identified. We have engaged, and are engaging, external professional advisors with IFRS experience to assist us in the implementation and evaluation of financial reporting under IFRS and have experience with establishing appropriate financial reporting policies. We will also provide additional IFRS trainings to our team members.

Attestation Report of the Registered Public Accounting Firm

The attestation report of EY Réviseurs d’Entreprises / EY Bedrijfsrevisoren SRL/BV, or EY, an independent registered public accounting firm, on our management’s assessment of our internal control over financial reporting as of December 31, 2020 is provided on page F-[4], as included under Item 18 of this annual report.

Changes in Internal Control Over Financial Reporting

The following changes in our internal control over financial reporting occurred during the period covered by this Annual Report that have materially affected our internal control over financial reporting (such changes were implemented as remediation efforts for the material weaknesses identified as of December 31, 2019):

•

We have engaged external professional advisors with international reporting and controlling expertise to assist us in the implementation and evaluation of internal controls over financial reporting and segregating duties amongst finance and accounting personnel;

•	We have reviewed and updated our control framework which included performing gap analysis and assessing design of controls to ensure compliance with COSO2013 framework; and

•	We have upgraded our information technology infrastructure and accounting system to enforce proper segregation duties amongst finance and accounting information systems.

These actions were taken based on the following material weaknesses identified by Management as of December 31, 2019: given the size of its operations, we maintain a limited finance and accounting staff, which ensures neither (i) a proper and effective segregation of duties consistently, nor (ii) allows the documentation, on a systematic basis, of performance of controls in accordance with internal control procedures.

Management assessed that the actions taken was sufficient and appropriate to remediate the material weaknesses associated with segregation of duties and lack of sufficient documentation of internal control procedures which were identified as of December 31, 2019 and remediation of the first material weakness is ongoing as described above.

Limitations on Effectiveness of Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will provide absolute assurance that all appropriate information will, in fact, be communicated to management to allow timely decisions to be made or prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Additionally, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within us, have been detected or that our control system will operate effectively under all circumstances. Moreover, the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Audit Committee

Our Board of Directors has determined that Dominic Piscitelli is an Audit Committee financial expert as defined by SEC rules and has the requisite financial sophistication under the applicable rules and regulations of the Nasdaq Stock Market. Dominic Piscitelli is independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.

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

SRL EY Bedrijfsrevisoren – Réviseurs d’entreprises or EY has been our Auditor since May 5, 2020, as decided by our shareholders at the Annual General Assembly. Prior to that, BDO Réviseurs d’Entreprises SCRL served as our Auditor from May 5, 2017. Hereunder the fees billed by our Auditors for the last two years:

(€’000)	Year Ended December 31,
	2020	2019
Audit fees	245	288
Audit-related fees	16	—
Tax fees	5	—
Other fees	—	9
Total	266	297

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

SRL EY Bedrijfsrevisoren – Réviseurs d’entreprises or EY has served as our independent registered public accounting firm since May 2020. Audit fees with respect to 2020 amounted to €245,000. Audit fees are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that EY generally provides, such as consents, comfort letters, reports in accordance with Belgian Company Law and assistance with and review of documents filed with the SEC.

The audit-related fees paid to EY amounted to €15,092 in 2020. The tax fees paid to EY amounted to €5,350 (related to FY2020 tax return and routine on-call tax services) in 2020. No other fees were paid to EY in 2020. All of the services (100%) paid to EY in 2020 have been pre-approved by the Audit Committee and in accordance with Regulation S-X, Rule 2-01, paragraph (c)(7)(i), no fees for professional services were approved pursuant to any waivers of the pre-approval requirement.

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

Our Board of Directors complies with the principles of the CGC. However, we deviate from the following principles:

–

Remuneration in company’s shares (principle 7.6): as per applicable laws, we do not meet the legal requirements to proceed with a shares buy-back and, consequently does not own treasury shares, and therefore, is not able to grant a portion of non-executive directors’ remuneration in company’s shares;

–

No grant of stock options to independent directors (principle 7.6): since we are not able to offer treasury shares, independent directors may be allocated a fixed number of subscription rights (warrants). This allocation of warrants is not related to any performance criteria. As further detailed in our Remuneration Policy, this allocation is aimed at attracting highly skilled non-executive directors in a highly dynamic and competitive market;

–

Absence of minimum detention of shares (principle 7.9): at the date of this Report, we have not fixed any minimum threshold for the detention of shares by the members of the Executive Committee. However, the members of the Executive Committee hold subscription rights (warrants) on the Company’s shares as described in the Remuneration Report;

–	No clawback (principle 7.12): at the date of this report, we have not adopted any clawback provision to claim variable remuneration from the Executive Committee members.

In accordance with the CGC, our Board of Directors will review its Charter from time to time and make such changes as it deems necessary and appropriate. The Charter, together with our articles of association, is available on our website (www.celyad.com) and can be obtained free of charge at our registered office. The Charter was most recently updated by resolutions of our Board of Directors on November 28, 2019.

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

See pages F-1 through F-74 of this Annual Report.

ITEM 19.	EXHIBITS

The Exhibits listed in the Exhibit Index at the end of this Annual Report are filed as Exhibits to this Annual Report.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Celyad Oncology SA

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Celyad Oncology SA (the Company) as of December 31, 2020, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity, and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 24, 2021 expressed an adverse opinion thereon.

Adoption of New Accounting Standard

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for leases in 2019.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of the contingent consideration liability and CAR-T technology intangible asset

Description of the matter

At December 31, 2020, the contingent consideration liability and intangible asset related to CAR-T technology that were initially recorded in conjunction with the Company’s acquisition of Oncyte LLC, were approximately €15.5 million and €33.7 million, respectively. As explained in the Notes 7 and 23 to the consolidated financial statements, the contingent consideration liability is required to be remeasured each reporting period and the intangible asset is assessed for impairment annually. The fair value of this liability and asset are measured using assumptions, the most significant of which are projected revenue, probabilities of success (PoS), and discount rate.

Auditing these assumptions is complex due to the highly judgmental and sensitive nature of the inputs used by management to develop these assumptions. For instance, due to the nature and status of the underlying research and treatment being developed, limited entity or treatment-specific data are currently available. This results in a higher level of subjectivity in management’s development of the projected revenue and PoS assumptions. Auditing the discount rate used by management is also complex due to the higher inherent risk associated with the industry, uncertainty around the outcome of the R&D process, and the sensitivity of calculated liability and fair market value of the CAT-T technology intangible assets to the discount rate.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of control over management’s process for estimating these assumptions, including management’s review of assumptions, determination of the model and assessment of the data inputs used in developing the assumptions.

To test the fair value of the contingent consideration liability and CAR-T technology intangible asset, our audit procedures included, among others, evaluating the Company’s methodology and models, involving our valuation specialists to assist in testing the significant assumptions described above, comparing assumptions to market and third-party data, testing the completeness and accuracy of the underlying data, performing sensitivity analysis for these significant assumptions and evaluating the disclosures in the financial statements.

In reference to the projected revenue, we assessed each revenue scenario by comparing them with management’s business plan and for consistency with other internal reporting. We also tested overall market and treatment revenue assumptions by benchmarking them against available industry data.

Auditing the PoS involved evaluating the assumptions used by management considering the evolution of the Company’s research and development of its treatment protocol. This included assessing the results of regulatory filings and performing inquiries of non-finance personnel within the entity and comparing the PoS assumptions used by management with available results of other companies’ oncology research and development programs.

Our procedures to test the appropriateness of the discount rate included comparing the discount rate used by management to the market rates and to a range of discount rates independently developed by us with the assistance of our valuation specialists.

/s/ EY Réviseurs d’Entreprises / EY Bedrijfsrevisoren SRL/BV

We have served as the Company’s auditors since 2020

Diegem, Belgium

March 24, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Celyad Oncology SA

Opinion on Internal Control Over Financial Reporting

We have audited Celyad Oncology SA (together “the Company”) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework)(the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Celyad Oncology SA the Company has not maintained effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment.

Given the size of its operations, the Company maintains a limited finance and accounting staff, which does not ensure a sufficient backup in personnel with an appropriate level of knowledge and experience in the application of International Financial Reporting Standards (IFRS).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the statement of financial position of the Company as of December 31, 2020, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity, and cash flows for the year ended December 31, 2020, and the related notes

(collectively referred to as the “consolidated financial statements”) This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2020 (consolidated financial statements, and this report does not affect our report dated March 24, 2021, which expressed an unqualified opinion thereon”.

/s/ EY Réviseurs d’Entreprises / EY Bedrijfsrevisoren SRL/BV

Diegem, Belgium

March 24, 2021

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Celyad SA

Mont-Saint-Guibert, Belgium

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Celyad Oncology SA (the “Company”) and subsidiaries as of December 31, 2019, the related consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Adoption of New Accounting Standard

As discussed in Note 2 to the consolidated financial statements, effective on January 1, 2019, the Company changed its method of accounting for leases due to the adoption of IFRS 16, Leases.

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

Zaventem, Belgium

March 24, 2020

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(€’000)		As at December 31,
	Notes	2020	2019
NON-CURRENT ASSETS		46 379	47 000
Intangible assets	7	36 171	36 199
Property, Plant and Equipment	8	4 119	5 061
Non-current Trade and Other receivables	9	2 117	2 432
Non-current Grant receivables	9	3 679	3 051
Other non-current assets	9	293	257
CURRENT ASSETS		19 705	42 836
Trade and Other Receivables	11	615	558
Grant receivables	11	145	1 686
Other current assets	11	1 711	1 253
Short-term investments	12	—	—
Cash and cash equivalents	13	17 234	39 338

TOTAL ASSETS		66 084	89 836

EQUITY		30 994	45 619
Share Capital	15	48 513	48 513
Share premium	15	43 349	43 349
Other reserves	18	30 958	28 181
Accumulated deficit		(91 826)	(74 424)
NON-CURRENT LIABILITIES		23 256	32 295
Bank loans	24	—	37
Lease liabilities	24	2 525	2 967
Recoverable Cash advances (RCAs)	19	4 220	4 139
Contingent consideration payable and other financial liabilities	23	15 526	24 754
Post-employment benefits	17	614	398
Other non-current liabilities	21	371	—
CURRENT LIABILITIES		11 834	11 922
Bank loans	24	37	192
Lease liabilities	24	1 076	1 167
Recoverable Cash advances (RCAs)	19	371	346
Trade payables	22	4 736	6 969
Other current liabilities	22	5 614	3 248

TOTAL EQUITY AND LIABILITIES		66 084	89 836

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(€’000)		For the year ended December 31,
	Notes	2020	2019	2018
Revenue	25, 2	5	6	3 115
Cost of sales	2	—	—	—
Gross profit		5	6	3 115
Research and Development expenses	26	(21 522)	(25 196)	(23 577)
General & Administrative expenses	26	(9 315)	(9 070)	(10 387)
Change in fair value of contingent consideration	28	9 228	433	(5 604)
Other income	28	4 731	5 139	1 078
Other expenses	28	(114)	(191)	(2 795)
Operating Loss		(16 987)	(28 879)	(38 170)
Financial income	30	217	582	804
Financial expenses	30	(434)	(343)	(62)
Loss before taxes		(17 204)	(28 640)	(37 428)
Income taxes	31	—	8	—
Loss for the period (1)		(17 204)	(28 632)	(37 427)
Weighted average number of shares outstanding		13 942 344	12 523 166	11 142 244
Basic and diluted loss per share (in €)		(1.23)	(2.29)	(3.36)

[1]	For 2020, 2019 and 2018, the Company does not have any non-controlling interests and the losses for the year are fully attributable to owners of the parent.

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)

(€’000)	For the year ended December 31,
	2020	2019	2018
Loss of the year	(17 204)	(28 632)	(37 427)

Other comprehensive income/(loss)
Items that will not be reclassified to profit and loss	(197)	(301)	70
Remeasurements of post-employment benefit obligations, net of tax	(197)	(301)	70
Items that may be subsequently reclassified to profit or loss	(5)	(261)	(1 194)
Currency translation differences	(5)	(261)	(1 194)
Other comprehensive income / (loss) for the period, net of tax	(202)	(562)	(1 124)

Total comprehensive loss for the period	(17 406)	(29 194)	(38 551)

Total comprehensive loss for the period attributable to Equity Holders [2]	(17 406)	(29 194)	(38 551)

[2]	For 2020, 2019 and 2018, the Company does not have any non-controlling interests and the losses for the year are fully attributable to owners of the parent.

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(€’000)		For the year ended December 31,
	Notes	2020	2019	2018
Cash Flow from operating activities
Loss for the period		(17 204)	(28 632)	(37 427)
Non-cash adjustments
Intangibles—Amortization and impairment	7	197	169	66
Property, plant & equipment—Depreciation(3)	8	1 635	1 619	1 048
Loss on disposal of Property, plant and equipment	28	10	—	—
Gain on sales of Property, plant & equipment	28	(35)
Upfront payment settled in shares		—	—	(843)
Fair value adjustment on securities	28	—	(182)	—
Provision for onerous contract	21, 22	858	—	—
Change in fair value of contingent consideration payable and other financial liabilities	28	(9 228)	(433)	5 604
Remeasurement of Recoverable Cash Advances (RCAs)	28	(933)	120	998
Grant income (RCAs and others)	28	(3 089)	(3 296)	(768)
Share-based payment expense	16	2 782	2 775	3 595
Post-employment benefits	17	216	267	(3)
Change in working capital
Trade receivables, other (non-)current receivables		(1 148)	(1 772)	(1 459)
Trade payables, other (non-)current liabilities		(1 726)	1 162	1 940

Net cash used in operations		(27 665)	(28 202)	(27 249)
Cash Flow from investing activities
Acquisition of Property, Plant & Equipment	8	(150)	(417)	(833)
Acquisitions of Intangible assets	7	(169)	(205)	(932)
Proceeds from disposals of Property, plant & equipment	8	235	—	74
Proceeds from net investment in lease(3)	11	241	230	—
Acquisition of short-term investments	12	—	—	(26 561)
Proceeds from short-term investments	12	—	9 379	28 859
Net cash from/(used in) investing activities		157	8 987	607

Cash Flow from financing activities
Proceeds from bank borrowings	24	—	—	220
Repayments of bank borrowings	24	(192)	(281)	(246)
Proceeds from leases	24	—	—	730
Repayments of leases(“)	24	(1 255)	(1 206)	(503)
Proceeds from issuance of shares and exercise of warrants	15	—	16 448	43 011
Proceeds from RCAs & other grants	19	7 272	3 571	1 187
Repayment of RCAs & other grants	19	(429)	(256)	(471)
Net cash from/(used in) financing activities		5 396	18 276	43 928
Net cash and cash equivalents at beginning of the period		39 338	40 542	23 253
Change in Cash and cash equivalents		(22 112)	(940)	17 286
Effects of exchange rate changes on cash and cash equivalents		8	(264)	3
Net cash and cash equivalents at the end of the period		17 234	39 338	40 542

(3)	Includes the effects of first-time application of IFRS 16 on leases using the modified retrospective approach, effective January 1, 2019.

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(€’000)	Share capital (Note 15)	Share premium (Note 15)	Other reserves (Note 18)	Accumulated deficit	Total Equity
Balance as at January 1, 2018	34 337	170 297	23 322	(180 421)	47 535

Capital increase in cash	7 204	38 937	—	—	46 140
Transaction costs associated with capital increases	—	(3 141)	—	—	(3 141)
Exercise of warrants	12	—	—	—	12
Share-based payments	—	56	3 539	—	3 595

Total transactions with owners, recognized directly in equity	7 215	35 851	3 539	—	46 606
Loss of the period	—	—	—	(37 427)	(37 427)
Currency Translation differences	—	—	(1 194)	—	(1 194)
Remeasurements of defined benefit obligation	—	—	—	70	70

Total comprehensive gain/(loss) for the year	—	—	(1 194)	(37 357)	(38 551)

Balance as at December 31, 2018	41 553	206 149	25 667	(217 778)	55 589

Capital increase	6 960	11 209	—	—	18 169
Transaction costs associated with capital increases	—	(1 721)	—	—	(1 721)
Exercise of warrants	—	—	—	—	—
Share-based payments	—	—	2 775	—	2 775

Total transactions with owners, recognized directly in equity	6 960	9 488	2 775	—	19 223
Loss for the period	—	—	—	(28 632)	(28 632)
Reduction of share premium by absorption of losses	—	(172 287)	—	172 287	—
Currency Translation differences	—	—	(261)		(261)
Remeasurements of defined benefit obligation	—	—	—	(301)	(301)

Total comprehensive loss for the period	—	(172 287)	(261)	143 354	(29 194)

Balance as at December 31, 2019	48 513	43 349	28 181	(74 424)	45 619

Share-based payments	—	—	2 782	—	2 782

Total transactions with owners, recognized directly in equity	—	—	2 782	—	2 782
Loss for the period	—	—	—	(17 204)	(17 204)
Currency Translation differences	—	—	(5)	—	(5)
Remeasurements of defined benefit obligation	—	—	—	(197)	(197)

Total comprehensive loss for the period	—	—	(5)	(17 402)	(17 406)

Balance as at December 31, 2020	48 513	43 349	30 958	(91 826)	30 994

The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: THE COMPANY

The Company is a clinical-stage biopharmaceutical company focused on the discovery and development of chimeric antigen receptor T cell (CAR T) therapies for cancer.

Celyad SA was incorporated on July 24, 2007 under the name “Cardio3 BioSciences”. Celyad is a limited liability company (Société Anonyme) governed by Belgian law with its registered office at Axis Parc, Rue Edouard Belin 2, B-1435 Mont-Saint-Guibert, Belgium (company number 0891.118.115).

On June 8, 2020, the Company announced the launch of its corporate rebranding, including changing its name to Celyad Oncology. The new name highlights the Company’s significant progress with its next-generation CAR T programs and emphasizes its commitment to cancer patients.

The Company’s ordinary shares are listed on NYSE Euronext Brussels and NYSE Euronext Paris regulated markets and the Company’s American Depositary Shares (ADSs) are listed on the Nasdaq Global Market, all under the ticker symbol CYAD.

The Company has three fully owned subsidiaries (together, the Group, we, our and us) located in Belgium (Biological Manufacturing Services SA) and in the United States (Celyad Inc. and Corquest Medical, Inc.).

These consolidated financial statements have been approved for issuance by the Company’s Board of Directors on March 24, 2021. These statements have been audited by SRL E&Y Bedrijfsrevisoren-Réviseurs d’Entreprises, the statutory auditor of the Company and independent registered public accounting firm.

The annual report is available to the public free of charge to the above-mentioned address or via the Company’s website (https://celyad.com/investors/regulated-information/).

NOTE 2: GENERAL INFORMATION AND STATEMENT OF COMPLIANCE

The consolidated financial statements of the Group for the twelve months ended December 31, 2020, 2019 and 2018 (the “year” or “the period”) include Celyad Oncology SA and its subsidiaries. The significant accounting policies used for preparing these consolidated financial statements are explained below.

Basis of preparation

The consolidated financial statements have been prepared on an historical cost basis, except for:

•	Financial instruments – Fair value through profit or loss

•	Contingent consideration and other financial liabilities

•	Post-employment benefits liability

The policies have been consistently applied to all the years presented, unless otherwise stated.

The consolidated financial statements are presented in euro and all values are presented in thousands (€000) except when otherwise indicated. Amounts have been rounded off to the nearest thousand and in certain cases, this may result in minor discrepancies in the totals and sub – totals disclosed in the financial tables. Certain reclasses to comparatives have been made to be consistent with current year presentation.

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

Going concern

We are pursuing a strategy to develop therapies to treat medical needs in oncology. Management has prepared detailed budgets and cash flow forecasts for the years 2021 and 2022. These forecasts reflect our strategy and include significant expenses and cash outflows in relation to the development of selected research programs and product candidates, partly compensated by grants funding.

As of December 31, 2020, we had cash and cash equivalents of €17.2 million and no short-term investments. On January 8, 2021, we entered into a committed equity purchase agreement (“Purchase Agreement”) for up to $40 million with Lincoln Park Capital Fund, LLC (“LPC”), a Chicago-based institutional investor. Over the 24-month term of the Purchase Agreement, we will have the right to direct LPC to purchase up to an aggregate amount of $40 million American Depositary Shares (“ADSs”), each of which represents one of our ordinary shares. This equity purchase agreement is expected to strengthen our current statement of financial position while also providing us with access to future capital on an as needed basis and to ensure sufficient funding to cover our operations for the next 12 months from the date the financial statements are issued.

Based on our current scope of activities, we estimate that our cash and cash equivalents as of December 31, 2020 combined with the $40 million that we have access to from the equity purchase agreement established with Lincoln Park Capital Fund should be sufficient to fund operations until mid-2022, including data readouts from our ongoing clinical trials.

COVID-19 update

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. As of the date of our 2020 year-end report, Belgium and United States, where the Group operates, continues to be impacted by the pandemic. The length or severity of this pandemic cannot be predicted, but the Group anticipates that there may be an additional impact from a prolonged COVID-19 environment on the planned development activities of the Group.

To date, COVID-19 has had no impact on the Group’s financial statements and corporate cash flow, and the Group expects that its existing cash and cash equivalents and equity purchase commitment of $40 million by Lincoln Park Capital Fund will be sufficient, based on the current scope of activities, to fund operating expenses and capital expenditure requirements into the first half of 2022. With regards to our clinical programs, CYAD-101, CYAD-211 and CYAD-02 were insignificantly impacted by the coronavirus pandemic throughout 2020 and enrollment in the respective trials for these assets is ongoing without disruption, partially due to the staggered enrollment associated with both dose-escalation trials for CYAD-211 and CYAD-02, respectively, and the expansion cohort of CYAD-101 which began in late 2020. However, certain clinical sites and institutions have not been able to receive visits from us or our representatives, which has delayed our data monitoring activities.

The long-term impact of COVID-19 on the Group’s operations will depend on future developments, which are highly uncertain and cannot be predicted, including a potential new wave of the pandemic, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among other things, but potential prolonged closures or other business disruptions may negatively affect its operations and the operations of its agents, contractors, consultants or collaborators, which could have a material adverse impact its business, results of operations and financial condition.

Changes to accounting standards and interpretations

The Group has applied the same accounting policies and methods of computation in its 2020 year-end consolidated financial statements compared to 2019, except for those that relate to new standards and interpretations.

For periods beginning on (or after) January 1, 2019, a number of new or amended standards became applicable for the first time for periods beginning on (or after) January 1, 2019, and the Group had to change its accounting policies as a result of adopting IFRS 16 Leases.

IFRS 16 standard replaces the former lease accounting requirements and, in particular, represents a significant change in the accounting and reporting of leases that were previously classified as ‘operating leases’ under IAS 17, with incremental assets and liabilities to be reported on the statement of financial position and a different recognition basis for lease costs. The details of the changes in accounting policies and the transition quantitative impact are discussed further under the note 3.

None of the new or amended standards and interpretations issued by the IASB and the IFRIC that will apply for the first time in future annual periods are expected to have a material effect on the Group as either they are not relevant to the Group’s activities or they require accounting which is consistent with the Group’s current accounting policies.

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

Transactions and balances

Foreign currency transactions (mainly USD) are translated into the presentation currency using the applicable exchange rate on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are retranslated at the presentation currency spot rate of exchange ruling at the reporting date.

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

Group companies

The results and financial position of all group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

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

OTHER INCOME

Government Grants

The Group’s grant income reported under ‘Other income’ in the consolidated statement of comprehensive loss is generated from: (i) recoverable cash advances (RCAs) granted by the Regional government of Wallonia; (ii) R&D tax credits granted by the Belgian federal government; and (iii) grants received from the European Commission under the Seventh Framework Program (“FP7”), Federal Belgian Institute for Health Insurance (Inami) and Regional authorities.

Government grants are recognized at their fair value (calculated based on present value of future repayment of grants) where there is reasonable assurance that the grant will be received, and the Group will comply with all attached conditions. Once a government grant is recognized, any related contingent liability (or contingent asset) is treated in accordance with IAS 37.

Government grants relating to costs are deferred and recognized in the consolidated statement of comprehensive loss over the period necessary to match them with the costs that they are intended to compensate.

Based on the nature of transactions, cash inflows received from government grants provide the entity with financing for the designated activity. They are in substance financing cash inflows consistent with the cash proceeds from RCAs and other grants and are disclosed in the consolidated statements of cash flows as “Cash Flow from financing activities”.

The Group’s grant income is recognized in the consolidated statement of comprehensive loss under “Other income/expense” and as a non-cash adjustment in “cash flows from operating activities” in the consolidated statements of cash flows.

Recoverable cash advances (RCAs)

The Group receives grants from the Walloon Region in the form of recoverable cash advances (RCAs). RCAs are dedicated to support specific development programs. All RCA contracts, in essence, consist of three phases, i.e., the “research phase”, the “decision phase” and the “exploitation phase”. During the research phase, the Group receives funds from the Region based on statements of expenses. In accordance with IAS 20.10A and IFRS Interpretations Committee (IC)’s conclusion that contingently repayable cash received from a government to finance a research and development (R&D) project is a financial liability under IAS 32, ‘Financial instruments; Presentation’, the RCAs are initially recognized, concomitantly with the occurrence of subsidized expense, as a financial liability at fair value (calculated based on present value of future repayment of grants), determined as per IFRS 9/IAS 39.

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

The fair market value adjustments to the RCA liability are recognized in the consolidated statement of comprehensive loss under “Other income/expense” and as a non-cash adjustment in “cash flows from operating activities” in the consolidated statements of cash flows.

The RCAs liability contains two components:

•

The fixed part of the reimbursement of 30% is refundable based upon an agreed repayment schedule. The initial recognition at fair value is performed using the risk-free discount rate at the date of the convention and the assumption of exploitation until the end of repayment schedule.

•

The variable part (from 70% and up to 170%) is refundable to the extent of the revenue generated within exploitation phase. The initial recognition at fair value of the variable part of the component is based on probability-weighted discounted cash flows estimated using Key assumptions listed in note 7.

The RCAs liability component (RCA financial liability) is subsequently measured at amortized cost using the cumulative catch-up approach under which the carrying amount of the liability is adjusted to the present value of the future estimated revenue, discounted at the liability’s original effective interest rate. The resulting adjustment is recognized within profit or loss.

At the end of the research phase, the Group should within a period of six months decide whether or not to exploit the results of the research phase (decision phase). The exploitation phase may have a duration of up to 20 years. In the event the Group decides to exploit the results under an RCA, the relevant RCA becomes contingently refundable, and the fair value of the RCA liability adjusted accordingly, if required. For more information on the potential financial consequences of these exploitation decisions in terms of potential reimbursements and sales percentage fees to be paid to the Walloon Region, refer to note 19.

When the Group does not exploit (or ceases to exploit) the results of programs under an RCA, it has to notify the Region of this decision. This decision is the sole responsibility of the Group. The related liability is then discharged by the transfer of such results to the Region. Also, when the Group decides to renounce its rights to patents which may result from the research, title to such patents will be transferred to the Region. In that case, the RCA liability is extinguished.

R&D Tax credits

Since 2013, the Group applies for R&D tax credit, a tax incentive measure for European SME’s established by the Belgian federal government. When capitalizing its R&D expenses under the tax reporting framework, the Group may either i) get a reduction of its taxable income (at current income tax rate applicable) ; or ii) if no sufficient taxable income is available, apply for the refund of the unutilized tax credits, calculated on the R&D expenses amount for the year. Such settlement occurs at the earliest 5 financial years after the tax credit application filed by the Group.

Considering that R&D tax credits are ultimately paid by the public authorities, the related benefit is treated as a government grant under IAS 20 and booked into other income, in order to match the R&D expenses subsidized by the grant.

Other government grants

The Group has received and will continue to apply for grants from European (FP7), Regional authorities and Federal Belgian Institute for Health Insurance (Inami). These grants are dedicated to partially finance early stage projects such as fundamental research, applied research, prototype design, etc.

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

INTANGIBLE ASSETS

The following categories of intangible assets apply to the current Group operations:

Separately acquired intangible assets

Intangible assets acquired from third parties are recognized at cost, if and only if it is probable that future economic benefits associated with the asset will flow to the Group, and that the cost can be measured reliably. Subsequent payments of contingent consideration are capitalized when incurred. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. The useful life of intangible assets is assessed as finite, except for Goodwill and IPRD assets (discussed below). They are amortized over the expected useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates and applied prospectively. The amortization expense on intangible assets with finite lives is recognized in the income statement in the expense category consistent with the function of the intangible asset.

Patents, Licenses and Trademarks

Licenses for the use of intellectual property are granted for a period corresponding to the intellectual property of the assets licensed. Amortization is calculated on a straight-line basis over this useful life.

Patents and licenses are amortized over the period corresponding to the intellectual property (IP) protection and are assessed for impairment whenever there is an indication these assets may be impaired. Indication of impairment is related to the value of the patent demonstrated by the preclinical and clinical results of the technology.

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

In-process research and development costs

The In-process research and development costs (“IPRD”) acquired as part of a business combination are measured at fair value at the date of acquisition. Subsequent to initial recognition, it is reported at cost and is subject to annual impairment testing until the date the projects are available for use and from that moment, the IPRD will be amortized over its remaining useful economic life.

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

Amortization of the asset begins when development has been completed and the asset is available for use. It is amortized over the period of expected future benefit. Amortization is recorded in Research & Development expenses. During the period of development, the asset is tested for impairment annually, or earlier when an impairment indicator occurs. As of statement of financial position dates, only the development costs of C-Cathez have been capitalized and are being amortized over a period of 17 years which corresponds to the period over which the intellectual property is protected.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Repair and maintenance costs are recognized in the income statement as incurred.

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

From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

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

Adjustments recognized on adoption of IFRS 16

The Group has adopted IFRS 16 modified retrospective approach from January 1, 2019 but has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new lease accounting principles are therefore recognized in the opening financial statement of position on January 1, 2019.

On adoption date, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate as at January 1, 2019 (weighted-average rate applied was 7.5%). The right-of-use assets were measured at an amount equal to the lease liability on that date. The Group then derecognized a right-of-use asset to a head lease transferred to a sublessee under a finance lease and recognized the net investment in the sublease, measured using the same discount rate as that used to measure the liability under the head lease.

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

On January 1, 2019, the Group recognized an additional lease liability of €3.9 million primarily relating to its headquarter offices as well as R&D and manufacturing facilities, and an increase in right-of-use assets and net investment in leases of €3.0 million and €0.9 million, respectively. No effect resulted on the balance of accumulated deficit on January 1, 2019.

The transition impact is detailed as follows:

(€’000)
Operating leases commitments disclosed—December 31, 2018	2,912
Future minimum sublease income offset against amount of operating lease commitments previously disclosed [1]	1,078
Adjustment as a result of different treatment of extension options	957
‘Low-value assets’ and ‘short-term’ leases [2]	(137)
Operating leases commitments as per IFRS 16 scope	4,810
Discounting effect @ incremental borrowing rate	(928)
IFRS 16 lease liability (discounted) recognized at transition date—January 1, 2019	3,882
IFRS 16 lease liability (non-current)—January 1, 2019	3,208
IFRS 16 lease liability (current)—January 1, 2019	674

[1]	This relates to a real estate property lease in which the Group acts as an intermediate lessor between a head lessor and a sublessee.
[2]	IFRS 16 scope exemptions, as commented above.

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

As of the statement of financial position dates, the Group has two cash-generating units which consist of the development and commercialization activities on:

•	CYAD products candidate series based on CAR-T technology, for the immune-oncology segment; and

•	C-Cathez commercialized medical device, for the cardiology segment.

Indicators of impairment used by the Group are the preclinical and clinical results obtained with the technology.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and very short-term deposits with an original maturity of three months or less. Cash and cash equivalents are carried in the statement of financial position at their nominal value.

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

Given the current nature and size of operations of the Group, these requirements mainly apply to the financial assets reported under ‘non-current trade receivables’. The carrying value of these receivables (resulting mainly from Mesoblast license agreement commented further in note 9) take into account a discount rate equal to the Group’s partner’s incremental borrowing rate and, accordingly, is already credit risk-adjusted. The Group considers there is no significant additional credit risk related to this receivable, which would not have been captured by the discounting effect, both at inception of the receivable and at the reporting date. As such, no additional ECL allowance has been recognized for this financial asset or any other financial asset.

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

Details regarding the valuation of the contingent consideration are disclosed in note 23.

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

Employee benefits

Post-employment plan

The Group operates a pension plan which requires defined contributions (DC) to be funded by the Group externally at a third-party insurance company. Under Belgian law, an employer must guarantee a minimum rate of return on the Group’s contributions and thus it is treated as defined benefit plan under IAS 19. Therefore, any pension plan (including DC plans) organized in Belgium is treated as defined benefit plans under IAS 19.

At the statement of financial position dates, the minimum rates of return guaranteed by the Group are as follows, in accordance with the law of 18 December 2015:

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

The liability recognized in the statement of financial position in respect of the pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

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

Forfeiture

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

Cancellation

If the cancellation occurs during the vesting period, it is treated as an acceleration of vesting, and the Group recognizes immediately the amount that would otherwise have been recognized for services received over the remainder of the vesting period. If the cancellation occurs after the vesting period, no adjustments will be made to the accounting.

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

The maximum credit risk, to which the Group is theoretically exposed as at the statement of financial position date, is the carrying amount of financial assets. Given the current nature and size of operations of the Group, the requirement of the Group to measure the loss allowance for a financial instrument at an amount equal to the lifetime expected credit losses (ECL), mainly apply to the financial assets reported under ‘non-current trade receivables’. The carrying value of these receivables (resulting mainly from Mesoblast license agreement commented further in note 9) take into account a discount rate equal to the Group’s partner’s incremental borrowing rate and, accordingly, is already credit risk-adjusted. The Group considers there is no significant additional credit risk related to this receivable, which would not have been captured by discounting effect, both at inception of the receivable and at the reporting date. As such, no additional ECL allowance has been recognized for this financial asset or any other financial asset.

Foreign exchange risk

The Group is exposed to foreign exchange risk as certain collaborations or supply agreements of raw materials are denominated in USD. Moreover, the Group has also investments in foreign operations, whose net assets are exposed to foreign currency translation risk (USD). So far, because of the immateriality of the exposure, the Group did not enter into any currency hedging arrangements.

At December 31, 2020, the foreign exchange risk exposure exists mainly on the cash denominated in USD.

A depreciation of 1% on the USD versus EUR would translate into an unrealized foreign exchange loss of €4k for the Group at December 31, 2020.

Liquidity risk

The Group monitors its risk to a shortage of funds using a recurring liquidity planning tool.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank deposit and leases.

Refer to note 23 for an analysis of the Group’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

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

The uncertainly raised by the COVID-19 pandemic is not impacting the critical accounting estimates and judgments. For additional information on COVID-19 pandemic update, refer to note 2.

Going Concern

When assessing going concern, the Group’s Board of Directors considers mainly the following factors:

•	The treasury available at the statement of financial position date; and,

•	The cash burn projected in accordance with the approved budget for next 12-month period as from the date of the statement of financial position ;

•	The availability of grant funding and outcome of ongoing and future grant applications payback loan to be received for the next 12-month period; and

•	The financial facilities open to the company for raising new funds by capital increase operations.

Revenue

The recognition of revenue relating to license and collaboration agreements involves management estimates and requires judgement as to:

(i)	Classifying the license agreement (right-to-use or right-to-access license) in accordance with ‘Licensing’ Application Guidance set forth in IFRS 15;

(ii)	Identifying the performance obligations comprised in the contract;

(iii)	Estimating probability for (pre-)clinical development or commercial milestone achievement;

(iv)	Determining the agreed variable considerations to be included in the transaction price taking into account the constraining limit of the “highly probable” criteria;

(v)	Allocating the transaction price according to the stand-alone selling price of each of the performance obligations; and

(vi)	Estimating the finance component in the transaction price, based on the contract expected duration and discount rate.

The management makes its judgment taking into account all information available about clinical status of the underlying projects at the reporting date and the legal analysis of each applicable contracts. Further details are contained in note 25.

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

In accordance with the RCA agreements, the following two components are assessed when calculating estimated future cash flows:

•	30% of the initial RCA, which is repayable when the Group exploits the outcome of the research financed; and

•	a remaining amount, which is repayable based on a royalty percentage of future sales milestones, up to a level of 170% of the initial granted amount.

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

Contingent consideration provisions

The Group recorded a liability for the estimated fair value of contingent consideration arising from business combinations. The estimated amounts are the expected payments and timing of such payments, determined by considering the possible scenarios of forecast sales and other performance criteria, the amount to be paid under each scenario, and the probability of each scenario, which is then discounted to a net present value. The estimates could change substantially over time as new facts emerge and each scenario develops.

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

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models using Black & Scholes valuation approach for estimating fair value for share-based payment transactions are disclosed in note 16.

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

The CODM does not review assets by segments, hence no segment information per assets is disclosed. At reporting date, the main Group’s non-current assets are located in Belgium.

€’000	For the year ended December 31, 2018
	Cardiology	Immuno-oncology	Corporate	Group Total
Revenue recognized at a point in time	2 399	—	—	2 399
Revenue recognized over time	—	716	—	716
Total Revenue	2 399	716	—	3 115
Cost of Sales	—	—	—	—
Gross Profit	2 399	716	—	3 115
Research & Development expenses	(375)	(23 202)	—	(23 577)
General & Administrative expenses	—	—	(10 387)	(10 387)
Change in fair value of contingent consideration	—	(5 604)	—	(5 604)
Net Other income/(loss)	(686)	(1 161)	130	(1 717)
Operating Profit/(Loss)	1 338	(29 251)	(10 257)	(38 170)

Net financial income/(loss)	—	—	742	742
Profit/(Loss) before taxes	1 338	(29 251)	(9 515)	(37 428)
Income Taxes	—	—	—	—
Profit/(Loss) for the year 2018	1 338	(29 251)	(9 515)	(37 427)

In 2018, the Group entered into a license agreement with Mesoblast relating to the C-Cathez device, in the Cardiology segment, resulting in €2.4 million revenue recognized. See disclosure note 24.

€’000	For the year ended December 31, 2019
	Cardiology	Immuno-oncology	Corporate	Group Total
Revenue recognized at a point in time	6	—	—	6
Revenue recognized over time	—	—	—	—
Total Revenue	6	—	—	6
Cost of Sales	—	—	—	—
Gross Profit	6	—	—	6
Research & Development expenses	(146)	(25 049)	—	(25 196)
General & Administrative expenses	—	—	(9 070)	(9 070)
Change in fair value of contingent consideration	—	433	—	433
Net Other income/(loss)	63	4 795	90	4 948
Operating Profit/(Loss)	(78)	(19 821)	(8 979)	(28 879)

Net financial income/(loss)	212	(183)	211	239
Profit/(Loss) before taxes	134	(20 005)	(8 769)	(28 640)
Income Taxes	—	—	8	8
Profit/(Loss) for the year 2019	134	(20 005)	(8 761)	(28 632)

Since mid 2016, the Group is fully focused on the development of its immuno-oncology platform. Therefore, for the year ended December 31, 2020, most of the R&D expenses were incurred in the immuno-oncology segment, in line with prior year.

€’000	For the year ended December 31, 2020
	Cardiology	Immuno-oncology	Corporate	Group Total
Revenue recognized at a point in time	5	—	—	5
Revenue recognized over time	—	—	—	—
Total Revenue	5	—	—	5
Cost of Sales	—	—	—	—
Gross Profit	5	—	—	5
Research & Development expenses	(124)	(21 398)	—	(21 522)
General & Administrative expenses	—	—	(9 315)	(9 315)
Change in fair value of contingent consideration	—	9 228	—	9 228
Net Other income/(loss)	(2)	4 582	38	4 617
Operating Profit/(Loss)	(121)	(7 589)	(9 277)	(16 987)

Net financial income/(loss)	(33)	(182)	(3)	(217)
Profit/(Loss) before taxes	(154)	(7 771)	(9 280)	(17 204)
Income Taxes	—	—	—	—
Profit/(Loss) for the year 2020	(154)	(7 771)	(9 280)	(17 204)

NOTE 7: INTANGIBLE ASSETS

The change in intangible assets is broken down as follows, per class of assets:

(€’000)	Goodwill	In-process research and development	Development costs	Patents, licenses, trademarks	Software	Total
Capitalized costs
At January 1, 2019	883	33 677	1 084	14 214	164	50 022
Additions	—	—	—	181	46	227
Currency translation adjustments	—	—	—	—	—	—
Divestiture	—	—	—	(1 493)	(30)	(1 523)
At December 31, 2019	883	33 678	1 084	12 903	179	48 726
Additions	—	—	—	168	1	169
Currency translation adjustments	—	—	—	—	—	—
Divestiture	—	—	—	—	—	—
Transfer	—	—	—	—	100	100

At December 31, 2020	883	33 678	1 084	13 071	279	48 995

Accumulated amortization
At January 1, 2019	—	—	(411)	(13 338)	(109)	(13 858)
Amortization charge	—	—	(66)	(92)	(12)	(170)
Divestiture	—	—	—	1 493	8	1 501
At December 31, 2019	—	—	(477)	(11 938)	(112)	(12 527)
Amortization charge	—	—	(66)	(114)	(16)	(197)
Divestiture	—	—	—	—	—	—
Currency translation adjustments	—	—	—	—	—	—
Transfer	—	—	—	—	(100)	(100)

At December 31, 2020	—	—	(543)	(12 052)	(229)	(12 824)

(€’000)	Goodwill	In-process research and development	Development costs	Patents, licenses, trademarks	Software	Total
Net book value
Capitalized costs	883	33 678	1 084	12 903	179	48 726
Accumulated amortization	—	—	(477)	(11 938)	(112)	(12 527)

At December 31, 2019	883	33 678	607	965	66	36 199

Capitalized costs	883	33 678	1 084	13 071	279	48 995
Accumulated amortization	—	—	(543)	(12 052)	(229)	(12 824)

At December 31, 2020	883	33 678	540	1 019	51	36 171

The capitalized development costs relate to the development of C-Cathez. Since May 2012 and the CE marking of C-Cathez, the development costs of C-Cathez are capitalized and amortized over the estimated residual intellectual property protection as of the CE marking (i.e. until 2029). No other development costs have been capitalized up until now. All other programs’ (C-Cure, CYAD-01, CYAD-02, CYAD-101, CYAD-211) related development costs have been assessed as not being eligible for capitalization and have therefore been recognized in the income statement as research and development expenses. Software is amortized over a period of 3 to 5 years.

Goodwill, IPRD, Patents, Licenses and Trademarks relate to the following items:

•

Goodwill and IPRD resulted from the purchase price allocation exercise performed for the acquisition of Oncyte LLC in 2015. As of December 31, 2020 and 2019, Goodwill and IPRD are not amortized but tested for impairment.

•

A license, granted in August 2007 by Mayo Clinic (for an amount of €9.5 million) upon the Group’s inception and an extension to the licensed field of use, granted on October 29, 2010 for a total amount of €2.3 million. The license and its extension were amortized straight line over a period of 20 years, in accordance with the license term. A €6.0 million impairment loss was recognized on the remaining net book value in the year ended 31 December 2017.

•

Patents acquired upon the acquisition of CorQuest Inc. in November 2014. The fair value of these intellectual rights was then determined to be €1.5 million. These patents were amortized over 18 years, corresponding to the remaining intellectual property protection filed for the first patent application in 2012. A €1.2 million impairment loss has been recognized on the remaining net book value in the year ended 31 December 2017. On November 22, 2019 the Heart-XS (CorQuest patents) patents and related rights have been divested to Corquest MedTech SRL, a third-party company established under Belgian laws, whose one of the founders is one of the technology developers, prior to its sale to the Group.

•

Exclusive Agreement for Horizon Discovery’s shRNA Platform to develop next-generation allogenic CAR-T Therapies acquired for $1.0 million at the end of December 2018. In September 2019, the Company capitalized milestone payments for a total amount of $0.2 million related to the exercise of the option on the Exclusive Agreement and to the first effective IND filing related to CYAD-02. In November 2020, the Group capitalized the milestone payments for an amount of $0.2 million related to the first effective IND, filed by the Group, relating to the product CYAD-211. At December 31, 2020, milestone payments are capitalized for a total amount of $0.4 million. This patent is amortized over the remaining intellectual property protection of 20 years, with the first patent application filed in 2008.

The Immuno-oncology cash generating unit (CGU) has a net book value of €35.6 million at December 31, 2020. This CGU is composed by:

•	The goodwill and IPRD resulting from the purchase price allocation exercise performed for the acquisition of Oncyte LLC in 2015, and;

•	The Horizon Discovery’s shrna platform.

The variance on the total intangible assets as of December 31, 2020 in comparison to December 31, 2019 resulted primarily from the regular amortization of C-Cathez costs and the Group’s Patents & Licenses.

Impairment testing

Impairment testing is detailed below.

Immuno-oncology CGU impairment test5

Goodwill and IPRD exclusively relate to the acquisition of the former entity Oncyte LLC (meanwhile liquidated into Celyad SA) which was acquired in 2015. Management performs an annual impairment test on goodwill and on ‘indefinite lived assets’ that are not amortized in accordance with the accounting policies stated in notes 5.2.6 and 5.2.9. The impairment test has been performed at the level the immuno-oncology segment corresponding to the CGU to which the goodwill and the IPRD belong as well as the Horizon Discovery’s shRNA platform. The recoverable amount associated to this CGU is calculated based fair value less costs to sell model using Level 3 fair value measurements for which the Group developed unobservable inputs and requires the use of assumptions. The calculations use cash flow projections based on business plan ending in 2040 based on probability of success of CYAD-02, CYAD-101 and CYAD-211 product candidates as well as extrapolations of projected cash flows resulting from the future expected sales associated with CYAD-02, CYAD-101 and CYAD-211. CGU recoverable value, determined accordingly, exceeds its carrying amount. Accordingly, no impairment loss was recognized neither on goodwill, on the IPRD nor on the Horizon Discovery’s shRNA platform intangible assets at December 31, 2020.

Management’s key assumptions (assumptions to which the unit’s or group of units’, recoverable amount is most sensitive) about projected cash flows when determining fair value less costs to sell are as follows:

•	Discount rate (WACC)

Management estimated the discount rate (WACC) for year ended at December 31, 2020 to be 14.8% (14,6% in 2019) based on following components: the US Government Treasury bill 20-Y, the Group’s Beta, the equity Market Risk Premium and the small firm/illiquidity premium. The slight increase of the WACC is mainly due to increase of the Beta of the Group which is attributed to the anticipation of data from our clinical programs and the potential advancement of our ongoing CAR T programs as well as the increase competitive landscape within the immuno-oncology field. Management corroborates its estimation with industry standards for biotechnological companies, the WACC used by Equity Research companies following the Group and transactions that have been sourced by the Group over the past 18 months.

•	Projected Revenue

Management estimated the projected revenue based on the following components: total market and market share, time-to-market, treatment price and terminal value. Management based its estimation of projected revenue and related components with the Group’s business plan, industry data for biotechnological companies, evolution of similar R&D programs, comparable prices, expected patent expiration period. The weight of this assumption is partially alleviated by the probability of success (PoS) presented hereunder.

[5]

The uncertainly raised by the COVID-19 pandemic is not impacting impairment testing. Although there are lot of uncertainties, it does not impact the Group’s assets valuation as of December 31, 2020. For additional information on COVID-19 pandemic update, refer to note 2.

•	Probabilities of Success (PoS)

Management estimated the PoS based on Clinical Development Success Rates observed by independent business intelligence consulting companies for hematologic and solid oncological diseases. Probability of the Group’s product candidates getting on the market used were in line with prior year and as follows:

PoS	Phase I	Phase I to Phase II	Phase II to Phase III	Phase III to BLA	BLA to Approval	Cumulative PoS
CYAD-02	100%	62%	29%	53%	86%	8.1%
CYAD-101	100%	64%	23%	34%	80%	4.0%
CYAD-211	100%	62%	29%	53%	86%	8.1%

The sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. The following table presents the sensitivity analyses of the recoverable amount of the CGU associated to the immuno-oncology operations:

Sensitivity analysis		Discount rate (WACC)
Projected Revenue	Impact on model value	14.6%	15.3%	16.0%
	95.0%	-14%	-27%	-39%
	97.5%	-7%	-21%	-33%
	100.0%	Model Reference	-14%	-27%

Regarding the sensitivity analysis related to PoS based on a change in this assumption while holding all other assumptions constant, a decrease by -10% or -20% to the bottom-line cumulative PoS would implied a decrease by -10% or -20% respectively of the recoverable amount of the CGU associated to the immuno-oncology operations. This sensitivity analyze would imply that the recoverable value of the CGU exceeds its carrying amount at December 31, 2020.

C-Cure impairment test

Pursuant to 2017 strategic decision to focus all the efforts of the Group on the development of the immuno-oncology platform and the lack of strategic business development opportunities identified for the C-Cure (Mayo Licenses), this asset had been fully impaired as of December 31, 2017. CGU’s recoverable amounts being confirmed to be zero at current year-end, the 100% impairment allowance has been carried forward at December 31, 2020.

NOTE 8: PROPERTY, PLANT AND EQUIPMENT

(€’000)	Property	Equipment	Furniture	Leasehold	Total
Capitalized costs
At January 1, 2019	—	3 947	329	4 195	8 470
Additions	2 810	648	37	167	3 662
Disposals	—	(496)	(59)	(172)	(728)
Currency translation adjustments	—	0	—	4	4

At December 31, 2019	—	—	—	—	—
Additions	191	670	10	56	926
Disposals	—	(932)	(67)	(372)	(1 371)
Currency translation adjustments	—	(1)	—	(17)	(18)
Transfer	—	(271)	—	171	(100)

At December 31, 2020	3 001	3 563	249	4 032	10 845

(€’000)	Property	Equipment	Furniture	Leasehold	Total
Accumulated depreciation:
At January 1, 2019	—	(2 751)	(211)	(2 494)	(5 456)
Depreciation charge	(399)	(711)	(54)	(455)	(1 619)
Disposals	—	496	59	172	728
Currency translation adjustments	—	(0)	—	(1)	(1)

At December 31, 2019	(399)	(2 967)	(205)	(2 776)	(6 347)
Depreciation charge	(428)	(691)	(46)	(470)	(1 635)
Disposals	—	760	38	352	1 150
Currency translation adjustments	—	1	—	4	5
Transfer	—	271	—	(171)	100

At December 31, 2020	(827)	(2 625)	(214)	(3 061)	(6 727)

Net book value
Capitalized costs	2 810	4 099	307	4 193	11 409
Accumulated depreciation	(399)	(2 967)	(205)	(2 776)	(6 347)
At December 31, 2019	2 411	1 132	101	1 417	5 061

Capitalized costs	3 001	3 563	250	4 032	10 846
Accumulated depreciation	(827)	(2 625)	(214)	(3 061)	(6 727)

At December 31, 2020	2 174	938	36	970	4 119

Property, Plant and Equipment is mainly composed of right-of-use on leased offices, facilities and equipment (including vehicles), office furniture, leasehold improvements, and laboratory equipment.

The variance on the total tangible assets as of December 31, 2020 resulted primarily in new leased assets compensated by yearly depreciation.

The additions for the period amounting €0.9 million are mainly driven by the renewal of leased buildings relating to the Group’s R&D and manufacturing facilities for €0.2 million and new leased laboratories equipment for €0.5 million, see note 29 Leases.

At December 31, 2019, the variance on the total tangible assets resulted primarily from the capitalization of leases as a right-of-use on leased buildings (mainly relating to the Group’s headquarter offices as well as R&D and manufacturing facilities) and equipment (including vehicles) under IFRS 16 Leases as from January 1, 2019. The total additions for the year ended December 31, 2019 related to the IFRS 16 adoption reached a total amount of €3.2 million.

Some leases relate to contracts with financial institutions and relate to laboratory and office equipment. All such leases have a maturity of three years. A key common feature is that they include a bargain option to purchase the leased asset at the end of the three-year-lease term. The total of future minimum lease payments at the end of the reporting period, and their present value reported on the statement of financial position, are similar amounts.

NOTE 9: OTHER NON-CURRENT ASSETS

(€’000)	As at December 31,
	2020	2019
Non-current trade receivables Mesoblast license agreement	1 923	1 955
Net investment in Lease	195	477

Total Non-current Trade and Other receivables	2 117	2 432

In May 2018, the Group entered into an exclusive license agreement with Mesoblast. More details on the transaction and its revenue recognition pattern is set forth in disclosure note 25.

The non-current net investment in lease refers to the receivable recorded under IFRS16 Leases accounting standard as the Group subleases some office spaces it leases from a head lessor.

(€’000)	As at December 31,
	2020	2019
R&D Tax credit receivable	3 679	3 051

Total Non-current Grant receivables	3 679	3 051

Deposits	293	257

Total Other non-current assets	293	257

In 2017, the Group recognized for the first time a R&D tax credit (€1.2 million) receivable from the federal government that included a one-off catch-up effect. Since 2018, further R&D tax credit receivables are recorded on an annual basis. For the year ended December 31, 2020, the R&D tax credit has been updated for an amount of €0.6 million, taking into account all information available as of December 31, 2020.

The non-current assets refer to security deposits paid to the lessors of the building leased by the Group and a deposit to the Social Security administration.

NOTE 10: INVENTORIES AND WORK IN PROGRESS

Not applicable

NOTE 11: TRADE, OTHER RECEIVABLES AND OTHER ASSETS

(€’000)	As at December 31,
	2020	2019
Trade receivables	165	156
Advance deposits	220	149
Net Investment in Lease	230	253
Other receivables	—	—

Total Trade and Other receivables	615	558

Current Grant receivables (RCAs)	145	693
Current Grant receivables (Others)	—	993

Total Current Grant receivables	145	1 686

Prepaid expenses	1 343	647
VAT receivable	342	356
Income and other tax receivables	25	251

Total Other current assets	1 711	1 253

Total Trade receivables, advances and other current assets	2 471	3 497

Impairment of receivables is assessed on an individual basis at the end of each accounting year.

At December 31, 2020 and 2019, no receivable was overdue. There were no carrying amounts for trade and other receivables denominated in foreign currencies, except for the net investment in lease for which carrying amount is under USD. No impairments were recorded on trade receivables and other current assets (see note 4).

The current net investment in lease refers to the receivable recorded under IFRS16 Leases accounting standard as the Group subleases some office spaces it leases from a head lessor.

As of December 31, 2020, grant receivables for a total amount of €0.1 million has been recorded due to Walloon Region recoverable cash advances regarding CYAD-02 (numbered 8088) and new convention signed in 2020 regarding CYAD-101 (numbered 8212). The decrease of the current grant receivables between the years 2019 and 2020 is mainly explained by higher cash proceeds from the Walloon Region in 2020 compared to expenses subsidized by these RCAs and other grants recognized in 2020.

The increase on prepaid expenses as of December 31, 2020 compared to December 31 2019 for €0.7 million is mainly driven by the increase on prepaid expenses on insurances combined with transaction costs linked to the LPC and ATM6 equity facilities signed on September 3, 2020 for an amount of €0.5 million subject to capitalization and to be offset against a future capital raise.

NOTE 12: SHORT-TERM INVESTMENT

Given the level of market interest rates of corporate deposits of short-term maturities, the Group has reduced the amounts invested in short-term deposits over 2019 and has no investment in short-term deposits as of December 31, 2020 and 2019.

NOTE 13: CASH AND CASH EQUIVALENTS

(€’000)	As at December 31,
	2020	2019
Cash at bank and on hand	17 234	39 338

Total	17 234	39 338

Cash at banks earn interest at floating rates based on daily bank deposit rates. For the years ended December 31, 2020, 2019 and 2018, the earned bank interests have been insignificant.

[6]

On September 3, 2020, the Company entered into an Open Market Sale AgreementSM with Jefferies LLC (“Jefferies”) pursuant to which the Company may from time to time sell, for a period of up to 36 months, through “an at the market offering” (“ATM”), with Jefferies acting as sales agent, up to $25,000,000 of new American Depositary Shares (“ADSs”), each of which represents one ordinary share of the Company, assuming sales of 2,522,704 ADSs in the offering at an offering price of $9.91 per ADS, which was the last reported sale price of the ADSs on the Nasdaq Global Market on September 8, 2020.

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

CorQuest Medical Inc was acquired on November 5, 2014. CorQuest Medical Inc. was developing Heart-XS, a new access route to the left atrium. In November 2019, the patent rights related to Heart-XS were sold to CorQuest MedTech SRL, a newly constituted Belgian company developing innovative cellular medicines. The Group does not hold any ordinary shares of CorQuest MedTech SRL.

Biological Manufacturing Services SA (BMS) was acquired in May 2016. BMS owns GMP laboratories. BMS rent its laboratories to Celyad SA since 2009 and until April 30, 2016. Until the acquisition, BMS had been treated as a related party to Celyad.

NOTE 15: SHARE CAPITAL

The number of shares issued is expressed in units.

	As at December 31,
	2020	2019
Total number of issued and outstanding shares	13 942 344	13 942 344
Total share capital (€‘000)	48 513	48 513

As of December 31, 2020, the share capital amounts to €48,513k represented by 13,942,344 fully authorized and subscribed and paid-up shares with a nominal value of €3.48 per share. This number does not include warrants issued by the Group and granted to certain directors, employees and non-employees of the Group.

As of December 31, 2020, the authorized capital which has already been used by the board of directors amounts to €11,621k. The remaining available from the authorized capital amount to €36,892k as of December 31, 2020.

History of the capital of the Company

The Company was incorporated on July 24, 2007 with a share capital of €62,500 by the issuance of 409,375 class A shares. On August 31, 2007, the Company has issued 261,732 class A shares to Mayo Clinic by way of a contribution in kind of the upfront fee that was due upon execution of the Mayo License for a total amount of €9,500,000.

Round B Investors participated in a capital increase of the Company by way of a contribution in kind of a convertible loan (€2,387,049) and a contribution in cash (€4,849,624 of which €1,949,624 was uncalled) on December 23, 2008; 204,652 class B shares were issued at the occasion of that capital increase. Since then, the capital is divided in 875,759 shares, of which 671,107 are class A shares and 204,652 are class B shares.

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

On May 5, 2011, pursuant the decision of the Extraordinary General Meeting, the capital was reduced by an amount of €18,925,474 equivalent to the outstanding net loss as of December 31, 2010.

On May 31, 2013, the Company closed its fourth financing round, the ‘Round D financing’. The convertible loans E, F, G and H previously recorded as financial debt were converted in shares which led to an increase in equity for a total amount of €28,645k of which € 5,026k is accounted for as capital and € 6,988k as share premium. The remainder (€ 16,631k) is accounted for as other reserves on fully settled contribution in kind convertible loans. Furthermore, a contribution in cash by existing shareholders of the Company led to an increase in share capital and issue premium by an amount of €7,000k.

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

In August 2017, pursuant to the amendment of the agreements with Celdara Medical LLC and Dartmouth College, the CAR-T technology inventors, the capital of the Company was increased by way of contribution in kind of a liability owed to Celdara Medical LLC. 328,275 new shares were issued at a price of €32.35 (being Celyad share’s average market price for the 30 days preceding the transaction) and the capital and the share premium of the Company were therefore increased respectively by €1,141k and €9,479k without an impact on the cash and cash equivalents, explaining why such transaction is not disclosed in the consolidated statements of cashflows.

In May 2018, the Company completed a global offering of $54.4 million (€46.1 million), resulting in cash proceeds for an amount of €43.0 million net of bank fees and transaction costs.

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

On January 8, 2021, the Company has entered into a committed equity purchase agreement (“Purchase Agreement”) for up to $40 million with Lincoln Park Capital Fund, LLC (“LPC”), a Chicago-based institutional investor. Over the 24-month term of the Purchase Agreement, the Company will have the right to direct LPC to purchase up to an aggregate amount of $40 million American Depositary Shares (“ADSs”), each of which represents one ordinary share of the Company (see note 36).

As of December 31, 2020, all shares issued have been fully paid.

The following share issuances occurred since the incorporation of the Company:

Category	Transaction date	Description	# of shares	Par value (in €)
Class A shares	24 July 2007	Company incorporation	409 375	0.15
Class A shares	31 August 2007	Contribution in kind (upfront fee Mayo License)	261 732	36.30
Class B shares	23 December 2008	Capital increase (Round B)	137 150	35.36
Class B shares	23 December 2008	Contribution in kind (Loan B)	67 502	35.36
Class B shares	28 October 2010	Contribution in cash	21 000	22.44
Class B shares	28 October 2010	Contribution in kind (Loan C)	92 068	35.36
Class B shares	28 October 2010	Contribution in kind (Loan D)	57 095	35.36
Class B shares	28 October 2010	Contribution in cash	73 793	35.36
Class B shares	28 October 2010	Exercise of warrants	12 300	22.44
Class B shares	28 October 2010	Contribution in kind (Mayo receivable)	69 455	44.20
Class B shares	28 October 2010	Contribution in cash	9 048	44.20
Class B shares	31 May 2013	Contribution in kind (Loan E)	118 365	38.39
Class B shares	31 May 2013	Contribution in kind (Loan F)	56 936	38.39
Class B shares	31 May 2013	Contribution in kind (Loan G)	654 301	4.52
Class B shares	31 May 2013	Contribution in kind (Loan H)	75 755	30.71
Class B shares	31 May 2013	Contribution in cash	219 016	31.96
Class B shares	4 June 2013	Conversion of warrants	2 409 176	0.01
Ordinary shares	11 June 2013	Conversion of Class A and Class B shares in ordinary shares	4 744 067	—
Ordinary shares	5 July 2013	Initial Public Offering	1 381 500	16.65
Ordinary shares	15 July 2013	Exercise of over-allotment option	207 225	16.65
Ordinary shares	31 January 2014	Exercise of warrants issued in September 2008	5 966	22.44
Ordinary shares	31 January 2014	Exercise of warrants issued in May 2010	333	22.44
Ordinary shares	31 January 2014	Exercise of warrants issued in January 2013	120 000	4.52
Ordinary shares	30 April 2014	Exercise of warrants issued in September 2008	2 366	22.44
Ordinary shares	16 June 2014	Capital increase	284 090	44.00
Ordinary shares	30 June 2014	Capital increase	284 090	44.00
Ordinary shares	4 August 2014	Exercise of warrants issued in September 2008	5 000	22.44
Ordinary shares	4 August 2014	Exercise of warrants issued in October 2010	750	35.36
Ordinary shares	3 November 2014	Exercise of warrants issued in September 2008	5 000	22.44
Ordinary shares	21 January 2015	Contribution in kind (Celdara Medical LLC)	93 087	37.08
Ordinary shares	7 February 2015	Exercise of warrant issued in May 2010	333	22.44
Ordinary shares	3 March 2015	Capital increase	713 380	44.50
Ordinary shares	11 May 2015	Exercise of warrant issued in May 2010	500	22.44
Ordinary shares	24 June 2015	Capital increase	1 460 000	60.25
Ordinary shares	4 August 2015	Exercise of warrant issued in May 2010	666	22.44
Ordinary shares	4 August 2015	Exercise of warrant issued in October 2010	5 250	35.36
Ordinary shares	1 February 2017	Exercise of warrant issued in May 2013	207 250	2.64
Ordinary shares	2 May 2017	Exercise of warrant issued in May 2013	4 900	2.64
Ordinary shares	1 August 2017	Exercise of warrant issued in May 2013	7 950	2.64
Ordinary shares	23 August 2017	Contribution in kind (Celdara Medical LLC)	328 275	32.35
Ordinary shares	9 November 2017	Exercise of warrant issued in May 2013	5 000	2.64
Ordinary shares	9 November 2017	Exercise of warrant issued in October 2010	866	35.36
Ordinary shares	7 February 2018	Exercise of warrant issued in May 2013	4 500	2.64
Ordinary shares	22 May 2018	Capital increase	2 070 000	22.29
Ordinary shares	16 Sept 2019	Capital increase	2 000 000	9.08

(€000)
	Nature of the transactions	Share Capital	Share premium	Number of shares
	Balance as of January 1, 2019	41 553	206 149	11 942 344

	Issue of shares related to exercise of warrants	—	—	—
	Absorption of accounting losses into Share premium	—	(172 287)	—
	Capital increase as a result of the global offering	6 960	9 488	2 000 000
	Share Based Payment	—	—	—

	Balance as of December 31, 2019	48 513	43 349	13 942 344

	Issue of shares related to exercise of warrants	—	—	—
	Absorption of accounting losses into Share premium	—	—	—
	Capital increase as a result of the global offering	—	—	—
	Share Based Payment	—	—	—

	Balance as of December 31, 2020	48 513	43 349	13 942 344

The total number of shares issued and outstanding as of December 31, 2020 totals 13,942,344 ordinary common shares.

NOTE 16: SHARE-BASED PAYMENTS

The Group operates an equity-based compensation plan, whereby warrants are granted to directors, management and selected employees and non-employees. The warrants are accounted for as equity-settled share-based payment plans since the Group has no legal or constructive obligation to repurchase or settle the warrants in cash.

Each warrant gives the beneficiaries the right to subscribe to one common share of the Group. The warrants are granted for free and have an exercise price equal to the lower of the average closing price of the Group’s share over the 30 days prior to the offer, and the last closing price before the day of the offer, as determined by the Board of Directors of the Group.

Changes in the number of warrants outstanding and their related weighted average exercise prices are as follows:

		2020		2019
	Weighted average exercise price (in €)	Number of warrants	Weighted average exercise price (in €)	Number of warrants
Outstanding as of January 1,	22.56	1 292 380	30.71	731 229
Granted	6.33	404 525	13.21	610 250
Forfeited	6.35	(36 466)	8.24	(24 100)
Exercised	—	—	—	—
Expired	22.45	(172 433)	23.60	(24 999)
At December 31,	17.00	1 488 006	22.56	1 292 380

Warrants outstanding at the end of the year have the following expiry date and exercise price:

Warrant plan issuance date	Vesting date	Expiry date	Number of warrants outstanding as of 31 December, 2020	Number of warrants outstanding as of 31 December, 2019	Exercise price per share
29 October 2010	29 October 2013	29 October 2020	—	766	35.36
06 May 2013	06 May 2016	06 May 2023	2 500	2 500	2.64
05 May 2014	05 May 2017	05 May 2024	35 698	35 698	38.25
05 November 2015	05 November 2018	05 November 2025	79 315	250 982	30.67
08 December 2016	08 December 2019	08 December 2021	42 500	42 500	22.41
29 June 2017	29 June 2020	31 July 2022	282 251	285 084	31.44
26 October 2018	26 October 2021	31 December 2023	381 600	401 350	18.27
25 October 2019	25 October 2022	31 December 2024	588 142	273 500	7.11
11 December 2020	10 December 2023	31 December 2027	76 000	—	6.73

			1 488 006	1 292 380	—

The Group has a reserve of 823,000 authorized warrants for share based compensation plan as of December 31, 2020.

Warrants issued on October 29, 2010

At the Extraordinary Shareholders Meeting of October 29, 2010, a plan of 79,500 warrants was approved. Warrants were offered to Group’s employees, non-employees and directors. Out of the 79,500 warrants offered, 61,050 warrants were accepted by the beneficiaries and no warrants are outstanding as of December 31, 2020.

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

Warrants issued on May 6, 2013

At the Extraordinary Shareholders Meeting of May 6, 2013, a plan of 266,241 warrants was approved. Warrants were offered to Group’s employees and management team. Out of the 266,241 warrants offered, 253,150 warrants were accepted by the beneficiaries and 2,500 warrants are outstanding as of December 31, 2020.

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

Warrants issued on May 5, 2014

At the Extraordinary Shareholders Meeting of May 5, 2014, a plan of 100,000 warrants was approved. Warrants were offered to Group’s employees, non-employees and directors in five different tranches. Out of the warrants offered, 94,400 warrants were accepted by the beneficiaries and 35,698 warrants are outstanding as of December 31, 2020.

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

Warrants issued on November 5, 2015

At the Extraordinary Shareholders Meeting of 5 November 2015, a plan of 466,000 warrants was approved. Warrants were offered to Group’s employees, non-employees and directors in five different tranches. Out of the warrants offered, 353,550 warrants were accepted by the beneficiaries and 79,315 warrants are outstanding as of December 31, 2020.

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

Warrants issued on June 29, 2017

At the Extraordinary Shareholders Meeting of June 29, 2017, a plan of 520,000 warrants was approved. Warrants were offered in different tranches to beneficiaries (employees, non-employees and directors). Out of the warrants offered, 334,400 warrants were accepted by the beneficiaries and 282,252 warrants are outstanding as of December 31, 2020.

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

Warrants issued on October 26, 2018

On October 26, 2018, the Board of Directors issued a new plan of 700,000 warrants. Warrants were offered in different tranches to beneficiaries (employees, non-employees and directors). Out of the warrants offered, 426,050 warrants were accepted by the beneficiaries and 381,600 warrants are outstanding as of December 31, 2020.

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

Warrants issued on October 25, 2019

On October 25, 2019, the Board of Directors issued a new plan of 939,500 warrants. Warrants were offered in different tranches to beneficiaries (employees, non-employees and directors). Out of the warrants offered, 602,025 warrants were accepted by the beneficiaries and 588,142 warrants are outstanding on the date of the financial statements. The increase in the number of warrants issued / granted in 2019 follows an update to our benchmark analysis which now incorporates development-stage, biotechnology peers from both Europe and the United States. In addition, the Group had a double allocation of warrants granted in 2019 (Q1:2019 and Q4:2019, respectively). Future double allocation of warrants may be considered. Finally, over the past two years, the Group recruited new EC members as well as new managers which are remunerated in warrants.

These warrants will vest in equal tranches over a period of three years. The warrants become 100% vested after the third anniversary of issuance. The warrants that are vested can only be exercised as from the end of the third calendar year following the issuance date, thus starting on January 1, 2023. The exercise price of the first offer was of €8.16. Warrants not exercised within 5 years after issue become null and void.

Warrants issued on December 11, 2020

On December 11, 2020, the Board of Directors issued a new plan of 561,525 warrants. Warrants were offered in different tranches to beneficiaries (employees, non-employees and directors). Out of the warrants offered, 76,000 warrants were accepted by the beneficiaries and 76,000 warrants are outstanding as of December 31, 2020.

These warrants will vest in equal tranches over a period of three years. The warrants become 100% vested after the third anniversary of issuance. The warrants that are vested can only be exercised as from the end of the third calendar year following the issuance date, thus starting on January 1, 2024. The exercise price of the first offer was of €6.73. Warrants not exercised within 7 years after issue become null and void.

As a result, as of December 31, 2020 there are 1,488,006 warrants outstanding which represent respectively 9.64% of the total number of all its issued and outstanding shares and 9.60% of the total voting financial instruments.

The fair value of the warrants has been determined at grant date based on the Black-Scholes formula. The variables, used in this model, are:

	Warrants issued on
	29 Oct. 2010	31 Jan. 2013	06 May 2013	05 May 2014	05 Nov. 2015	08 Dec. 2016	29 Jun. 2017	26 Oct. 2018	25 Oct. 2019	10 Dec. 2020	Total
Number of warrants issued	79 500	140 000	266 241	100 000	466 000	100 000	520 000	700 000	939 500	561 525	3 872 766
Number of warrants granted	61 050	140 000	253 150	94 400	353 550	45 000	334 400	426 050	602 025	76 000	2 385 625
Number of warrants not fully vested as of 31 December 2020	—	—	2 500	35 698	79 315	42 500	282 251	381 600	588 142	76 000	1 488 006
Average exercise price (in €)	35.36	4.52	2.64	38.25	30.67	22.41	31.44	18.27	7.11	6.73	17.00
Expected share value volatility	35.60%	35.60%	39.55%	67.73%	60.53%	61.03%	60.61%	58.82%	59.14%	58.84%
Risk-free interest rate	3.21%	2.30%	2.06%	1.09%	0.26%	-0.40%	-0.23%	-0.06%	-0.38%	-0.66%
Average fair value (in €)	9.00	2.22	12.44	25.19	20.04	11.28	15.65	8.91	3.99	3.73	9.04
Weighted average remaining contractual life	—	2.08	2.34	3.34	4.84	0.93	1.49	2.82	3.81	6.94

The total expense recognized in the income statement for the outstanding warrants totals €2.7 million for the year 2020 (€2.8 million of expense for the prior year 2019 and €3.6  million for the year 2018).

NOTE 17: POST-EMPLOYMENT BENEFITS

(€’000)	As at December 31,
	2020	2019
Pension obligations	614	398

Total	614	398

The Group operates a pension plan which requires contributions to be made by the Group to an insurance company. The pension plan is a defined contribution plan. However, because of the Belgian legislation applicable to 2nd pillar pension plans (so-called “Law Vandenbroucke”), the Group’s defined contribution plan is accounted under IAS 19 .

At the end of each year, the Group is measuring and accounting for the potential impact of defined benefit accounting for these pension plans with a minimum fixed guaranteed return.

The contributions to the plan are determined as a percentage of the yearly salary. There are no employee contributions. The benefit also includes a death in service benefit.

The amounts recognized in the statement of financial position are determined as follows:

	As at December 31,
(€’000)	2020	2019
Present value of funded obligations	2 748	2 330
Fair value of plan assets	(2 134)	(1 932)

Deficit of funded plans	614	398
Total deficit of defined benefit pension plans	614	398
Liability in the statement of financial position	614	398

The change in the defined benefit liability over the year is as follows:

(€’000)	Present value of obligation	Fair value of plan assets	Total
At January 1, 2019	1 838	1 707	131

Current service cost	193	—	193
Interest expense/(income)	44	31	13

	2 076	1 737	339

Remeasurements
- Return on plan assets, excluding amounts included in interest expense/(income)	—	—	—
- Actuarial (Gain)/loss due to change in actuarial assumptions	222	—	222
- Actuarial (Gain)/Loss due to experience	70	—	70

	292	—	292

(€’000)	Present value of obligation	Fair value of plan assets	Total
Employer contributions:	—	233	(233)
Benefits Paid	(38)	(38)	—

At December 31, 2019	2 330	1 932	398

At January 1, 2020	2 330	1 932	398

Current service cost	233	—	233
Interest expense/(income)	30	38	(8)

	2 593	1 970	623

Remeasurements
- Return on plan assets, excluding amounts included in interest expense/(income)	—	—	—
- Actuarial (Gain)/loss due to change in actuarial assumptions	187	—	187
- Actuarial (Gain)/Loss due to experience	24	—	24

	212	—	212

Employer contributions:	—	220	(220)
Benefits Paid	(57)	(57)	—

At December 31, 2020	2 747	2 133	614

The plan assets are 100% invested in an insurance product.

The income statement charge included in operating profit for post-employment benefits amount to:

(€’000)	2020	2019	2018
Current service cost	233	193	190
Interest expense on DBO	30	44	36
Expected return on plan assets	(24)	(40)	(30)

Net periodic pension cost	239	198	195

The re-measurements included in other comprehensive loss amount to:

(€’000)	2020	2019	2018
Effect of changes in actuarial assumptions	187	222	(58)
Effect of experience adjustments	24	70	(3)
(Gain)/Loss on assets for the year	(14)	8	(9)

Remeasurement of post-employment benefit obligations	197	301	(70)

Plan assets relate all to qualifying insurance policies. The significant actuarial assumptions as per December 31, 2020 were as follows:

Demographic assumptions (for both current and comparative years presented in these year-end financial statements):

•	Mortality tables: mortality rates-5 year for the men and 5 year for the women

•	Withdrawal rate: 15% each year

•	Retirement age: 65 years

Economic assumptions:

•	Yearly inflation rate: 1.8% (no change compared to comparative period)

•	Yearly salary raise: 1.5% (above inflation), no change compared to last year

•

Yearly discount rate: 0.6% (vs 1.2% last year). The discount rate reflects the yield on high quality (AA) long-term corporate bonds (within the EURO zone) having the same duration as the duration of the pension liabilities at the valuation date.

If the discount rate would decrease by 0.5% then, the defined benefit obligation would increase by 7.22%. If the discount rate would increase by 0.5% then the defined benefit obligation would decrease by 6.13%.

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

Expected contributions to pension plans for next financial year amount to €0.2 million.

NOTE 18: OTHER RESERVES

(€’000)	Share based payment reserve	Other equity reserve from conversion of convertible loan in 2013	Currency Translation Difference	Total
Balance as at January 1, 2019	10 246	16 631	(1 211)	25 667

Vested share-based payments	2 775			2 775
Currency Translation differences subsidiaries			(261)	(261)

Balance as at December 31, 2019	13 021	16 631	(1 472)	28 181

Vested share-based payments	2 782			2 782
Currency Translation differences subsidiaries			(5)	(5)

Balance as at December 31, 2020	15 803	16 631	(1 476)	30 958

The amount of €16,631k has been accounted for as other reserves following the conversion of the loans E, F, G and H on May 31, 2013, as a legacy IFRS adjustment on fully settled contribution-in-kind convertible loans.

NOTE 19: ADVANCES REPAYABLE

(€’000)	As at December 31,
	2020	2019
Non-Current portion as at January 1,	4 139	2 864
Non-Current portion as at December 31,	4 220	4 139

Current portion as at January 1,	346	276
Current portion as at December 31,	371	346

Total Recoverable Cash Advances as at January 1,	4 484	3 140
Total Recoverable Cash Advances as at December 31,	4 590	4 484

The Group receives government support in the form of recoverable cash advances from the Walloon Region in order to compensate the research and development costs incurred by the Group. Refer to note 3 and note 24.

At December 31, 2020, the Group has been granted total recoverable cash advances amounting to €41.5 million. Out of this total amount: i) €32.0 million have been received to date; ii) out of the active contracts, an amount of €8.0 million should be received in 2021 or later depending on the progress of the different programs partially funded by the Region; and iii) an amount of €1.5 million refer to contracts for which the exploitation has been abandoned (and thus will not be received).

For further details, reference is made to the table below which shows (i) the year for which amounts under those agreements have been received and initially recognized on the statement of financial position for the financial liability and deferred grant income components and (ii) a description of the specific characteristics of those recoverable cash advances including repayment schedule and information on other outstanding advances. Underlying R&D is ongoing and no exploitation decisions are expected before mid-2021 with the exception of the convention 7685 (THINK) for which an exploitation decision has been taken in the second quarter of 2020.

(in €’000)			Amounts received for the years ended December 31,				Amounts to be received		As at December 31, 2020
Id	Project	Contractual amount	Prior years	2019	2020	Cumulated cashed in	2021 and beyond	Status	Amount reimbursed (cumulative)
5160	C-Cure	2 920	2 920	—	—	2 920	—	Abandoned	—
5731	C-Cure	3 400	3 400	—	—	3 400	—	Abandoned	—
5914	C-Cure	700	687	—	—	687	—	Abandoned	180
5915	C-Cathez	910	910	—	—	910	—	Exploitation	600
5951	Industrialization	1 470	866	—	—	866	—	Abandoned	245
6003	C-Cure	1 729	1 715	—	—	1 715	—	Abandoned	—
6230	C-Cure	1 084	1 084	—	—	1 084	—	Abandoned	—
6363	C-Cure	1 140	1 126	—	—	1 126	—	Abandoned	1 536
6548	Industrialization	660	541	—	—	541	—	Abandoned	—
6633	C-Cathez	1 020	1 020	—	—	1 020	—	Exploitation	275
6646	Proteins	1 200	450	—	—	450	—	Abandoned	450
7027	C-Cathez	2 500	2 500	—	—	2 500	—	Exploitation	500
7246	C-Cure	2 467	2 467	—	—	2 467	—	Abandoned	—
7502	CAR-T Cell	2 000	2 000	—	—	2 000	—	Exploitation	40
7685	THINK	3 496	2 060	1 086	350	3 496	—	Exploitation	—
8087	CYAD01-Deplethink	2 492		623	1 447	2 070	421	Research	—
8088	CYAD02-Cycle1	3 538		885	615	1 500	2 038	Research	—
1910028	CwalityCAR	2 102		—	749	749	1 353	Research	—
8212	CYAD-101	3 300			825	825	2 475	Research	—
8436	Immunicy	3 394			1 697	1 697	1 697	Research	—

Total		41 522	23 746	2 593	5 684	32 023	7 985		3 826

Regarding active contracts (in exploitation status):

The contract 5915 has the following specific characteristics:

•	funding by the Region covers 70% of the budgeted project costs;

•	certain activities have to be performed within the Region;

•	in case of an outlicensing agreement or a sale to a third party, the Group will have to pay 10% of the price received (excl. of VAT) to the Region;

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

The RCA liability associated to the contract 5915 amounted to €0.3 million.

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

The RCA liability associated to the other contracts amounted to €4.3 million which mainly incorporate the sales-independent reimbursements for €3.3 million and the sales-dependent reimbursements for €1.0 million.

The table below summarizes, in addition to the specific characteristics described above, certain terms and conditions for the recoverable cash advances:

Contract number	Research phase	Percentage of total project costs	Turnover- dependent reimbursement	Turnover-independent reimbursement	Interest rate accrual	Amounts due in case of licensing (per year) resp. Sale
(€’000)
5160	01/05/05-30/04/08	70%	0.18%	Consolidated with 6363	N/A	N/A
5731	01/05/08-31/10/09	70%	0.18%	Consolidated with 6363	N/A	N/A
5914	01/09/08-30/06/11	70%	5.00%	€30k in 2012 and €70k each year after	N/A	10% with a minimum of 100/Y
5915	01/08/08-30/04/11	70%	5.00%	€40k in 2012 and €70k each year after	N/A	10% with a minimum of 100/Y
5951	01/09/08-31/12/14	70%	5.00%	€100k in 2014 and €150k each year after	N/A	10% with a minimum of 200/Y
6003	01/01/09-30/09/11	60%	0.18%	Consolidated with 6363	N/A	N/A
6230	01/01/10-31/03/12	60%	0.18%	Consolidated with 6363	N/A	N/A
6363	01/03/10-30/06/12	60%	0.18%	From €103k to €514k starting in 2013 until 30% of advance is reached	Starting on 01/01/13	N/A

Contract number	Research phase	Percentage of total project costs	Turnover- dependent reimbursement	Turnover-independent reimbursement	Interest rate accrual	Amounts due in case of licensing (per year) resp. Sale
(€’000)
6548	01/01/11-31/03/13	60%	0.01%	From €15k to €29k starting in 2014 until 30% of advance is reached	Starting on 01/10/13	N/A
6633	01/05/11-30/11/12	60%	0.27%	From €10k to €51k starting in 2013 until 30% of advance is reached	Starting on 01/06/13	N/A
6646	01/05/11-30/06/15	60%	0.01%	From €12k to €60k starting in 2015 until 30% of advance is reached	Starting on 01/01/16	N/A
7027	01/11/12-31/10/14	50%	0.33%	From €25k to €125k starting in 2015 until 30% of advance is reached	Starting on 01/01/15	N/A
7246	01/01/14-31/12/16	50%	0.05%	From €30k to €148k starting in 2017 until 30% of advance is reached.	Starting in 2017	N/A
7502	01/12/15-30/11/18	45%	0.19%	From €20k to €50k starting in 2019 until 30% is reached.	Starting 2019	N/A
7685	1/01/17-31/12/19	45%	0.33%	From €35k to €70k starting in 2019 until 30% is reached.	Starting 2020	N/A
8087	01/05/19-31/12/20	45%	0.22%	From €25k to €75k starting in 2021 until 30% is reached	Starting 01/01/21	N/A
8088	01/05/19-31/12/20	45%	0.21%	From €35k to €106k starting in 2021 until 30% is reached	Starting 01/01/21	N/A
1910028	06/06/19-05/05/21	45%	0.01%	From €21k to €42k starting in 2022 until 30% is reached	Starting 01/06/21	N/A
8212	01/01/2020-31/12/2021	45%	0.46%	From €33K to €99K starting in 2022 until 30% is reached	Starting 01/01/22	N/A
8436	01/11/2020-31/12/2023	45%	0.32%	From €34K to €102K starting in 2024 until 30% is reached	Starting 01/11/22	N/A

NOTE 20: DUE DATES OF THE FINANCIAL LIABILITIES

The table below analyses the Group’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows, except for advances repayable which are presented at amortized cost. Contingent consideration liability has not been disclosed in the table below, because as of statement of financial position date, it does not meet the definition of a contractual obligation. Commitments relating to contingent consideration are detailed in the note 33.

Financial liabilities reported as at December 31, 2020:

(€’000)	Total	Less than one year	One to three years	Three to five years	More than five years
As at December 31, 2020
Lease liabilities (undiscounted)	4 129	1 306	1 776	955	92
Bank loan	37	37	—	—	—
Pension obligations	614	—	—	—	614
Advances repayable (current and non-current)	4 590	371	542	480	3 197

Total financial liabilities	9 371	1 714	2 319	1 435	3 903

Financial liabilities reported as at December 31, 2019:

(€’000)	Total	Less than one year	One to three years	Three to five years	More than five years
As at December 31, 2019
Lease liabilities (undiscounted)	4 838	1 401	1 952	1 100	385
Bank loan	229	192	37	—	—
Pension obligations	398	—	—	—	398
Advances repayable (current and non-current)	4 484	346	490	486	3 163

Total financial liabilities	9 949	1 939	2 479	1 586	3 945

NOTE 21: OTHER NON-CURRENT LIABILITIES

(€’000)	As at December 31,
	2020	2019
Onerous contracts - non-current liabilities	371	—

Total Other non-current liabilities	371	—

As of December 2020, the Group recorded a provision for onerous contracts for a total amount of €0.9 million in order to cover the contractual obligations, mainly on clinical activities follow-up and studies closing costs, after the Group’s decision to discontinue the development of first-generation, autologous CAR T candidate CYAD-01. The non-current portion of this provision reaches an amount of €0.4 million. The current portion of the provision reaches an amount of €0.5 million (see note 22).

NOTE 22: TRADE PAYABLES AND OTHER CURRENT LIABILITIES

(€’000)	As at December 31,
	2020	2019
Total Trade payables	4,736	6,969
Other current liabilities
Social security	319	482
Payroll accruals	1,653	1,750
Onerous contracts - current liabilities	488	—
Other current grant liabilities	1,838	666
Other current liabilities	1,317	350

Total Other current liabilities	5,614	3,248

Total Trade payables and other current liabilities	10,350	10,217

Trade payables

Trade payables are non-interest-bearing liabilities and are normally settled on a 90-day terms. Their decrease is mainly attributable to monthly effect in the timing of the expenses and the related payments.

Other current liabilities

As of December 31, 2020, the decrease on social security, payroll accruals by €0.3 million compared to December 31, 2019 related to timing differences of payments on these accruals and employee movements in 2020.

As of December 31, 2020, the Group recorded a provision for onerous contracts in order to cover the contractual obligations, mainly on clinical activities follow-up and studies closing costs, after the Group’s decision to discontinue the development of first-generation, autologous CAR T candidate CYAD-01. The provision recorded to cover for contractual obligations through 2021 reaches an amount of €0.5 million.

The other non-current liabilities attached to grants is mainly explained by the excess of cash proceeds compared to the eligible expenses subsidized by the convention numbered 8436 (CYAD-211 Immunicy) recognized in 2020 for €1.6 million. The increase related to this new convention is partially offset by the reversal of deferred revenue related to the Federal Belgian Institute for Health Insurance Inami (€0.2 million) based on subsidized expenses recognized in 2020 and the reimbursement of the excess of the cash proceeds received on a grant from European (FP7) authorities for €0.2 million for which an accrual had been already been recorded in previous year following an audit of eligible expenses related to this convention.

Other current liabilities increase of €1.1 million is mainly explained by the establishment of an accrual in 2020 to cover for a €1.0 million reimbursement of R&D tax credit related to an assessment resulting from an audit of fiscal years 2013 and 2014. While management plans to appeal the assessment, currently management has determined that it is probable that reimbursement will be required.

No discounting was performed to the extent that the amounts do not present payments terms longer than one year at the end of each financial year presented.

NOTE 23: FINANCIAL INSTRUMENTS

Financial instruments not reported at fair value on statement of financial position

The carrying and fair values of financial instruments that are not reported at fair value in the consolidated financial statements were as follows for the current and comparative periods:

(€’000)	As at December 31, 2020
	Loans and receivables	Fair value
Financial Assets (‘Amortized cost’ category) within:
Non-current Trade receivables	2 117	2 117
Other non-current assets	293	293
Trade receivables and other current assets	615	615
Short-term investments	—	—
Cash and cash equivalents	17 234	17 234

Total	20 259	20 259

For the above-mentioned financial assets, the carrying amount as per December 31, 2020 is a reasonable approximation of their fair value.

(€’000)	As at December 31, 2020
	Loans and receivables	Fair value
Financial Liabilities (‘Financial liabilities at amortized cost’ category) within:
Bank loans	37	37
Lease liabilities	3 602	3 602
RCAs liability	4 590	4 590
Trade payables	4 736	4 736

Total	12 965	12 965

For the above-mentioned financial liabilities, the carrying amount as per December 31, 2020 is a reasonable approximation of their fair value.

(€’000)	As at December 31, 2019
	Loans and receivables	Fair value
Financial Assets (‘Amortized cost’ category) within:
Non-current Trade receivables	2 432	2 432
Other non-current assets	257	257
Trade receivables and other current assets	558	558
Short-term investments	0	0
Cash and cash equivalents	39 338	39 338

Total	42 586	42 586

For the above-mentioned financial assets, the carrying amount as per December 31, 2019 is a reasonable approximation of their fair value.

As at December 31, 2019
(€’000)	Financial liabilities at amortized cost	Fair value
Financial Liabilities (‘Financial liabilities at amortized cost’ category) within:
Bank loans	229	229
Finance lease liabilities	4 134	4 134
RCAs liability	4 484	4 484
Trade payables and other current liabilities	6 969	6 969

Total	15 817	15 817

For the above-mentioned financial liabilities, the carrying amount as per December 31, 2019 is a reasonable approximation of their fair value.

Financial instruments reported at fair value on statement of financial position

Contingent consideration and other financial liabilities are reported at fair value in the statement of financial position using Level 3 fair value measurements for which the Group developed unobservable inputs.

(€’000)
	Level I	Level II	Level III	Total
Assets
Investment in equity securities	—	—	—	—

Total Assets	—	—	—	—

Liabilities	—	—	—	—
Contingent consideration and other financial liabilities	—	—	15 526	15 526

Total Liabilities	—	—	15 526	15 526

After initial recognition, contingent consideration liabilities are re-measured at fair value with changes in fair value recognized in profit or loss in accordance with IFRS 3. The calculations use cash flow projections based on business plan ending in 2040 based on probability of success of CYAD-02 and CYAD-101 product candidates (eligible for milestone payments to Dartmouth and Celdara as disclosed within note 33) as well as extrapolations of projected cash flows resulting from the future expected sales associated with CYAD-02 and CYAD-101.

The change in the balance is detailed as follows:

(€’000)	For the year ended
	2020	2019
Opening balance Contingent consideration at January 1,	24 754	25 187
Milestone payment	—	—
Fair value adjustment	(9 228)	(433)
Closing balance Contingent consideration at December 31,	15 526	24 754

Total—Contingent consideration and Other financial liabilities at 31 December	15 526	24 754

The contingent consideration and other financial liabilities refer to the acquisition of the Group’s immuno-oncology platform and corresponds to the fair value of the potential future payments due to Celdara Medical, LLC and Dartmouth College. The liability evolution reflects the development of the Group’s product candidates using CAR-T technology and their progress towards market approval in both autologous and allogeneic programs, as well as the update of its underlying business plans and revenue forecast.

There has not been any change in valuation technique in 2020 compared to 2019. The valuation is prepared by the Finance Team on a quarterly basis and reviewed by the Management. The Management’s key assumptions about projected cash flows when determining fair value less costs to sell are the same key assumptions than for impairment testing purposes (see note 3). These key assumptions are i) the discount rate (WACC), ii) the projected revenue and iii) the probabilities of success (PoS) for the Group’s product candidates to get commercialized.

The liability decrease at December 31, 2020 is due to the fair value adjustment, mainly driven by updated assumptions associated with the timing of the potential commercialization of our autologous AML/MDS CAR T program after the Group’s decision to discontinue the development of first-generation, autologous CAR T candidate CYAD-01 based on clinical futility observed to date from the Phase 1 THINK trial while the preliminary data from CYCLE-1 trial evaluating next-generation autologous CYAD-02 showed encouraging clinical results. The decrease of the liability is also driven by USD foreign exchange rate update as of December 31, 2020.

The contingent consideration liability captures the commitments disclosed under note 33. It does not include any amount for contingent consideration payable relating to any sub-licensing agreements entered into or to be entered into by the Group for the reasons that:

•	any contingent consideration payable would be due only when the Group earns revenue from such sub-licensing agreements, and in an amount representing a fraction of that revenue; and

•	the development of the underlying product candidates by the sub-licensees is not under the Group’s control, making a reliable estimate of any future liability impossible.

Contingent consideration liability sensitivity analysis

A sensitivity analysis has been performed on the key assumptions driving the fair value of the contingent consideration liability. The key assumptions are i) the discount rate (WACC), ii) the projected revenue and iii) the probabilities of success (PoS) for the Group’s product candidates to get commercialized.

	Discount rate (WACC)
	13.3%	14.0%	14.8%	15.5%	16.3%
Cont. consideration (€ million)	17.0	16.2	15.5	14.9	14.2
Impact (%)	9%	4%	—	-4%	-9%

	Projected revenue
	95.0%	97.5%	100.0%	102.5%	105.0%
Cont. consideration (€ million)	15.0	15.3	15.5	15.8	16.1
Impact (%)	-3%	-2%	—	2%	3%

To determine the contingent consideration liability, the Group used the same PoS than for impairment testing purposes (see note 7):

PoS	Phase I	Phase I to Phase II	Phase II to Phase III	Phase III to BLA	BLA to Approval	Cumulative PoS
CYAD-02	100%	62%	29%	53%	86%	8.1%
CYAD-101	100%	64%	23%	34%	80%	4.0%

In order to assess the sensitivity to this driver, the Group applies here an incremental probability factor to the bottom-line cumulative PoS disclosed below:

	Probabilities of Success
	-20%	-10%	PoS model	10%	20%
Cont. consideration (€ million)	12.4	14.0	15.5	17.1	18.6
Impact (%)	-20%	-10%	—	10%	20%

NOTE 24: CHANGES IN LIABILITIES ARISING FROM FINANCIAL ACTIVITIES

The change in bank loans balances is detailed as follows:

BANK LOANS FINANCIAL LIABILITY ROLL FORWARD

(€’000)	For the year ended
	2020	2019
Opening balance at January 1,	229	510
New bank loans	—	—
Payments	(192)	(281)

Closing balance at December 31,	37	229

The change in lease liability balances is detailed as follows:

LEASES FINANCIAL LIABILITY ROLL FORWARD

(€’000)	For the year ended
	2020	2019
Opening balance at January 1,	4 134	1 136
New leases[1]	723	4204

(€’000)	For the year ended
	2020	2019
Payments	(1 255)	(1 206)

Closing balance at December 31,	3 602	4 134

[1]	Includes the effects of first-time application of IFRS 16 on leases using the modified retrospective approach, effective January 1, 2019 which amounts to €3.9 million as of January 1, 2019.

The change in recoverable cash advance liability balances is detailed as follows:

RECOVERABLE CASH ADVANCE LIABILITY ROLL FORWARD

(€’000)	For the year ended
	2020	2019
Opening balance at January 1,	4 484	3 140
Repayments	(246)	(256)
Proceeds - Liability component	1 284	1 481
Remeasurement	(933)	120

Closing balance at December 31,	4 590	4 484

The RCAs are initially recognized as a financial liability at fair value, calculated based on present value of future repayment of grants (using initial effective discount rates ranging between 0% and 1% for the fixed part and between 14% to 25% for the variable part, depending on RCA’s listed in note 19), determined as per IFRS 9/IAS 39. The benefit (RCA grant component) consisting in the difference between the cash received (RCA proceeds) and the financial liability’s fair value (RCA liability component) is treated as a government grant in accordance with IAS 20.

The RCAs liability component (RCA financial liability) is subsequently measured at amortized cost using the cumulative catch-up approach under which the carrying amount of the liability is adjusted to the present value of the future estimated cash flows (future estimated cash flow are measured by the management using same key assumptions than for the impairment testing in note 7). The resulting adjustment is recognized within profit or loss (See note 3).

The change in the recoverable cash advances liability at the statement of financial position date mainly reflects both the new liability components recorded during the year as well as the remeasurement of the liability at amortized cost, based on the Group’s updated business plan and sales forecast for its CAR-T product candidates. The year-end balance also captures the repayments of contractual turnover independent lump sums to the Walloon Region (relating to C-Cathez agreements).

NOTE 25: REVENUES

(€’000)	For the year ended December 31,
	2020	2019	2018
Out-licensing revenue	—	—	2 399
C-CathEZ sales	5	6	—
Other revenue	—	—	716

Total	5	6	3 115

The Group’s license and collaboration agreements have generated no revenue for the years ended December 31, 2020 and 2019.

In May 2018, the Group entered into an exclusive license agreement with Mesoblast, an Australian biotechnology company, to develop and commercialize the Group’s intellectual property rights relating to C-Cathez, an intra-myocardial injection catheter related to our former cardiovascular business. The Group applied the 5-step model foreseen by IFRS 15 to determine revenue recognition pattern applicable to this contract as of December 31, 2018. Key judgements made in accordance with IFRS 15 were that the license agreement:

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

The related receivable is reported for its discounted value (€1.9 million) under ‘Non-current trade receivables’, see note 9. There are no corresponding contract liabilities reported at the statement of financial position dates, as no performance obligation was outstanding.

In 2018, other revenue referred to a non-clinical supply agreement concluded with ONO Pharmaceutical Co., Ltd (time & material type of contract). The revenue reported reflects the services delivered for the year, consisting in performing cell production and animal experiments requested by ONO. This agreement had been completed at year-end 2018, without any performance obligation remaining outstanding.

NOTE 26: OPERATING EXPENSES

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

(€’000)	For the year ended December 31,
	2020	2019	2018
Employee expenses	8 564	8 362	7 902
Travel & Living	116	486	467
Clinical study costs	5 555	4 713	4 987

(€’000)	For the year ended December 31,
	2020	2019	2018
Preclinical study costs	1 976	3 711	2 680
Process development and scale-up	1 056	3 765	2 187
Consulting fees	372	675	1 522
IP filing and maintenance fees	230	260	474
Share-based payments	927	813	1 264
Depreciation	1 511	1 444	848
Rent and utilities	800	746	668
Delivery systems	47	53	117
Others	369	168	461

Total R&D expenses	21 522	25 196	23 577

Research and development expenses totaled €21.5 million for the year ended December 31, 2020, which represents a decrease of 15% compared to 2019. The Group’s R&D internal resources are allocated to the continuous development of its immuno-oncology platform both in autologous setting on the products candidate CYAD-02 and in allogenic setting with its products candidate CYAD-101, CYAD-211 and preclinical programs. The decrease in the Group’s R&D expenses is primarily driven by:

•

a decrease in preclinical activities, including process development and scale-up, associated with its r/r AML and MDS product candidates and the transition from preclinical to clinical development of these programs;

•	a decrease of travel & living expenses due to COVID-19 pandemic travel restrictions, partly compensated by;

•

an increase of the clinical study costs due to the transition from preclinical to clinical development of the Group’s programs. In 2020, these costs include the provision for onerous contract related to the contractual obligation through clinical study suppliers after the Group’s decisions to discontinue the development of first-generation, autologous CAR T candidate CYAD-01;

•	an increase in consultancy fees to support our clinical and preclinical programs.

Research and development expenses totaled €25.2 million for the year ended December 31, 2019, which represented an increase of 7% compared to 2018. The increase in the R&D expenses primarily refers both to the preclinical investments into the pipeline of products candidate and the investments in process development, scale-up and automation of the manufacturing processes, in preparation of the next anticipated clinical stages of the Group’s products candidates.

General and administrative expenses

(€’000)	For the year ended December 31,
	2020	2019	2018
Employee expenses	3 363	3 542	3 312
Share-based payments	1 855	1 962	2 331
Rent	87	66	705
Insurances	1 182	559	392
Communication & Marketing	454	607	676
Consulting fees	1 747	1 532	2 192
Travel & Living	91	331	253
Post employment benefits	19	(33)	(3)
Depreciation	320	345	267
Other	197	159	263

Total General and administration	9 315	9 070	10 387

General and administrative expenses increased by €0.2 million over the year ended December 31, 2020, which represents an increase of 3% compared to 2019. This variance primarily relates higher insurances costs compared to prior year partially compensated by savings on the travel & living expenses due to COVID-19 pandemic travel restrictions.

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

Non-recurring operating income and expenses

Non-recurring operating income and expenses are defined as one-off items, not directly related to the operational activities of the Group. No operations qualify for such a presentation for the years 2020, 2019 and 2018.

NOTE 27: EMPLOYEE BENEFIT EXPENSES

As of December 31, 2020, the Group employed 81 full-time employees, 4 part-time employees, 6 members of the executives committee (among them 3 are under services agreement), and 2 managers under management services agreements. The Group has never had a work stoppage, and none of the Group’s employees is represented by a labor organization or under any collective-bargaining arrangements. The Group considers its employee relations to be good.

A split of the Group’s employees and consultants by main department and geography for the years ended December 31, 2020, 2019 and 2018 was as follows:

	At December 31,
	2020	2019	2018
By function:
Clinical & Regulatory, IP, Marketing	17	26	19
Research & Development	27	33	30
Manufacturing /Quality	32	32	34
General Administration	17	16	13
Total	92	107	96

(€‘000)	For the year ended December 31,
	2020	2019	2018
Salaries, wages and fees	7 139	6 932	6 439
Executive Management team compensation	2 773	2 993	3 235
Share-based payments	2 782	2 775	3 595
Social security	1 487	1 473	1 301
Post employment benefits	263	215	217
Hospitalization insurance	146	138	118
Other benefit expense	138	119	2

Total Employee expenses	14 727	14 646	14 906

Total employee expenses slightly increased in 2020 compared to 2019. Salaries, wages and fees expenses show a net increase year-on-year, which reflects the organic growth of the Group, despite a total staff headcount decreased by 6.3% at December 31, 2020.

NOTE 28: CHANGE IN FAIR VALUE OF CONTINGENT CONSIDERATION, OTHER INCOME AND OTHER EXPENSES

Change in fair value of contingent consideration

(€’000)	For the year ended December 31,
	2020	2019	2018
Change in fair value of contingent consideration	9 228	433	(5 604)

Total Change in fair value of contingent consideration	9 228	433	(5 604)

The change in fair value of the contingent consideration and other financial liabilities (€9.2 million) relating to the contingent consideration and other financial liabilities as of December 31, 2020, mainly driven by updated assumptions associated with the timing of the potential commercialization of our autologous AML/MDS CAR T program. The decrease of the liability is also driven by the devaluation of the USD foreign exchange rate as of December 31, 2020. See note 23 for more information.

Other income

(€’000)	For the year ended December 31,
	2020	2019	2018
Grant income (RCA’s)	2 311	1 508	768
Grant income (Other)	779	1 788	—
Remeasurement of RCA’s	933	—	—
Fair value adjustment on securities (MESOBLAST)	—	182	—
R&D tax credit	657	1 560	310
Gain on sales of Property, plant & equipment	35	—	—
Other	17	102	—

Total Other Income	4 731	5 139	1 078

Other income is mainly related to:

•

Grant income (RCA’s): additional grant income has been recognized in 2020 on grants in the form of recoverable cash advances (RCAs) for contracts, numbered 7685, 8087, 8088, 8212, 8436 and 1910028. According to IFRS standards, the Company has recognized grant income for the period amounting to €2.3 million and a liability component of €1.3 million is accounted for as a financial liability;

•

Grant income (Others): additional grant income has been recognized in 2020 on grants received from the Federal Belgian Institute for Health Insurance Inami (€0.2 million) and from the regional government (contract numbered 8066 for €0.6 million), not referring to RCAs and not subject to reimbursement;

•

the remeasurement income on the recoverable cash advances (RCAs) of €0.9 million for the year 2020, which is mainly related to the Group decision to updated assumptions associated with the timing of the potential commercialization of our autologous AML/MDS CAR T program; and

•

with respect to R&D tax credit, the current year income is predicated on a R&D tax credit recorded (€0.7 million), which has been updated taking into account all information available at this date. The decrease compared to 2020 is mainly related to a catch-up effect for €0.7 million which occurred in 2019 and global decrease on eligible R&D expenses in 2020.

In 2019, other income related to regional government grants received in 2019. For the regional government grants received in form of recoverable cash advances (RCAs), on contracts numbered 7685, 8087, 8088 and 1910028 (amounting to a total of €1.5 million). Additional grants income has been recognized in 2019 on grants received from Federal Belgian Institute for Health Insurance Inami (€0.2 million) and from regional government (contract numbered 8066 for €1.6 million), not referring to RCAs and not subject to reimbursement. The increase of grants income compared to 2018 is mainly related to new convention signed in 2019 (contracts numbered 8087, 8088 and 1910028 in the form of RCA and contract numbered 8066 not referring to RCAs and not subject to reimbursement).

In 2018, other income are mainly related to government grants received in the form of RCAs, on contract numbered 7685 and the tax credit recognized for the year 2018.

Other expenses

(€’000)	For the year ended December 31,
	2020	2019	2018
Clinical Development milestone payment	69	36	1 372
Remeasurement of RCA’s	—	120	998
Loss on disposals of Property, plant & equipment	10	—	182
Other	35	35	243

Total Other Expenses	114	191	2 795

In 2020, other expenses mainly refer to clinical development milestones for (€0.1 million) paid to Dartmouth after that the Group successfully doses first patient with CYAD-02 in CYCLE-1 trial for r/r AML and MDS treatment.

In 2019, other expenses mainly refer to remeasurement expenses of recoverable cash advances (RCAs) for €0.1 million.

In 2018, a clinical development milestone had been paid for an amount of €1.4 million. The other driver of other expenses in 2018 was the remeasurement of the liability at amortized cost for €1.0 million, based on the Group’s updated business plan and sales forecast for the Group’s CAR-T product candidates.

NOTE 29: LEASES

Amounts recognized in the consolidated statements of financial position

“Property, plant and equipment” comprise owned and leased assets that do not meet the definition of investment property.

(€’000)	As at December 31,
	2020	2019
Property, Plant and Equipment owned (excluding right-of-use assets)	1 115	1 713
Right-of-use assets	3 004	3 347

Total Property, Plant and Equipment	4 119	5 061

The additions for the period amounting to €0.8 million are mainly driven by the renewal of leased buildings relating to the Group’s R&D and manufacturing facilities for €0.2 million and new leased laboratories equipment for €0.5 million.

The statement of financial position shows the following amounts relating to leases for which the Group is a lessee:

(€’000)	Property	Vehicles	Equipment	Total
Cost
At January 1, 2019	2 780	106	1 715	4 601
Additions	30	257	—	287
Disposals	—	—	—	—
Transfers	—	—	(151)	(151)

At December 31, 2019	2 810	363	1 564	4 737

Additions	191	105	470	765
Disposals	—	(39)	—	(39)
Transfers	—	—	(543)	(543)

At December 31, 2020	3 001	429	1 491	4 920

Accumulated depreciation:	—	—	—	—
At January 1, 2019	—	—	(496)	(496)
Depreciation charge	(399)	(90)	(555)	(1 044)
Disposals	—	—	—	—
Transfers	—	—	151	151

At December 31, 2019	(399)	(90)	(901)	(1 390)

Depreciation charge	(428)	(114)	(567)	(1 109)
Disposals	—	39	—	39
Transfers	—	—	543	543

At December 31, 2020	(827)	(165)	(924)	(1 916)

Net book value
Cost	2 810	363	1 564	4 737
Accumulated depreciation	(399)	(90)	(901)	(1 390)

At December 31, 2019	2 411	273	663	3 347

Cost	3 001	429	1 491	4 920
Accumulated depreciation	(827)	(165)	(924)	(1 916)

At December 31, 2020	2 174	263	567	3 004

Amounts recognized in the consolidated statements of comprehensive loss

The consolidated statements of comprehensive loss show the following amounts relating to leases:

(€’000)	For the year ended December 31,
	2020	2019
Depreciation charge of right-of-use assets
Property	428	399
Vehicles	75	90
Equipment	567	555
Interest on lease liabilities (including in Financial expenses)	259	286
Interest on sublease receivable (including in Financial income)	(46)	(62)

(€’000)	For the year ended December 31,
	2020	2019
Variable lease payments not included in the measurement of lease liabilities	—	—
Expenses relating to short-term leases and leases of low-value assets	166	182

Total expenses related to leases	1 449	1 450

[1]	Interests on leases are presented as operating cash flow.

Total cash outflow for leases

(€’000)	For the year ended December 31,
	2020	2019
Total cash outflow for leases	1 681	1 494

NOTE 30: FINANCIAL INCOME AND EXPENSES

(€’000)	For the year ended December 31,
	2020	2019	2018
Interest finance leases	260	291	18
Interest on overdrafts and other finance costs	19	35	29
Interest on RCAs	18	17	15
Foreign Exchange differences	137	—	—

Finance expenses	434	343	62

Finance income on the net investment in lease	46	62	—
Interest income bank account	5	30	308
Foreign Exchange differences	—	326	387
Other financial income	166	164	109

Finance income	217	582	804

Net Financial result	(217)	239	742

The net financial result decreased from a net financial income of €0.2 million at year-end 2019 to €0.2 million of net financial loss at year-end 2020, which is mainly driven by the decrease from €0.3 million of gain on foreign exchange differences for the year 2019 to a loss on foreign exchange differences of €0.1 million for the year 2020 due to the depreciation of the USD through the year 2020 and its impact on the valuation of the Mesoblast future USD revenue.

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

NOTE 31: INCOME TAX

The Group reports income taxes in the income statement as detailed below:

(€’000)	For the year ended December 31,
	2020	2019	2018
Current tax (expense) / income	—	8	0
Deferred tax (expense) / income	—	—	—

Total income tax expense in profit or loss	—	8	0

The Group has a history of losses. For 2020, the Group does not have any income tax expense or benefit.

The following table shows the reconciliation between the effective and theoretical income tax at the nominal Belgian income tax rate of 25.00% for the year 2020 and at the nominal Belgian income tax rate of 29.58% for the years 2019 and 2018:

(€’000)	For the year ended December 31,
	2020	2019	2018
Loss before tax	(17 204)	(28 640)	(37 427)
	—	—	—
Permanent differences	—	—	—
Tax disallowed expenses	1 092	967	269
Share-based payment	2 782	2 775	3 595
	—	—	—
Nominal tax rate	25.00%	29.58%	29.58%
Tax income at nominal tax rate[1]	3 333	7 365	9 928
Deferred Tax assets not recognized	(3 333)	(7 357)	(9 928)
Effective tax expense	—	8	—
Effective tax rate	0%	0%	0%

[1]

The difference in foreign tax rate in the US (22.83%) compared to the Belgian rate (29.58%) is not distinctively disclosed in this table due to non-materiality of the operations of the Group’s subsidiary Celyad Inc.

NOTE 32: DEFERRED TAXES

As having not yet reached the commercialization step, the Group accumulates tax losses that are carried forward indefinitely for offset against future taxable profits of the Group. Significant uncertainty exists however surrounding the Group’s ability to realize taxable profits in a foreseeable future. Therefore, the Group has not recognized any net deferred tax assets in its statements of financial position.

Deferred tax assets and liabilities are detailed below by nature of temporary differences for the current year:

(€’000)	For the year ended
December 31, 2020
	Assets	Liabilities	Net
Intangibles assets	—	(1 826)	(1 826)
Tangible assets	—	(26)	(26)
Recoverable cash advances liability	1 067	—	1 067
Contingent consideration liability	3 881	—	3 881

(€’000)	For the year ended
	December 31, 2020
	Assets	Liabilities	Net
Employee Benefits liability	154	—	154
Other temporary difference	—	(346)	(346)

Tax-losses carried forward	63 302	—	63 302
	—	—	—

Unrecognized Gross Deferred Tax assets/(liabilities)	68 405	(2 197)	66 208
Netting by tax entity	(2 174)	2 174	—
Unrecognized Net Deferred Tax assets/(liabilities)	66 231	(23)	66 208

Deferred tax assets and liabilities are detailed below by nature of temporary differences for the prior year:

	For the year ended
	December 31, 2019
(€’000)	Assets	Liabilities	Net
Intangibles assets	—	(894)	(894)
Tangible assets	—	(90)	(90)
Recoverable cash advances liability	1 056	—	1 056
Contingent consideration liability	6 189	—	6 189
Employee Benefits liability	100	—	100
Other temporary difference	—	(473)	(473)
Tax-losses carried forward	55 414	—	55 414
	—	—	—
Unrecognized Gross Deferred Tax assets/(liabilities)	62 758	(1 458)	61 300
Netting by tax entity	(1 365)	1 365	—
Unrecognized Net Deferred Tax assets/(liabilities)	61 393	(93)	61 300

The Group’s main deductible tax base relates to tax losses carried forward, which have indefinite term under both BE and US tax regimes applicable to its subsidiaries.

The remaining temporary differences refer to differences between IFRS accounting policies and local tax reporting policies.

The Group has not recognized any net deferred tax asset on its statements of financial position, for the same reason as explained above (uncertainty relating to taxable profits in a foreseeable future).

The change in the Group’s net deferred tax asset balance is detailed below:

UNRECOGNIZED DEFERRED TAX ASSET BALANCE ROLL FORWARD

(€’000)	For the year ended
	2020	2019	2018
Opening balance at January 1,	61 300	53 279	48 839
Temporary difference creation or reversal	(2 981)	(536)	5 734
Change in Tax-losses carried forward	8 064	8 556	(1 294)
Change in US tax rate applicable (23% > 21%)	(176)	—	—
Closing balance at December 31,	66 208	61 300	53 279

The net increase in the balance mainly relates to the additional losses reported for the current year.

NOTE 33: COMMITMENTS

Celdara

Background

In January 2015, the Group entered into an agreement with Celdara Medical, LLC, or Celdara in which the Group purchased all outstanding membership interests of OnCyte, LLC, or OnCyte. In connection with this transaction, the Group entered into an asset purchase agreement to which Celdara sold to OnCyte certain data, protocols, regulatory documents and intellectual property, including the rights and obligations under two license agreements between OnCyte and Dartmouth College, or Dartmouth, related to its CAR T development programs.

In March 2018, the Group dissolved the affairs of its wholly owned subsidiary OnCyte. As a result of the dissolution of OnCyte, all the assets and liabilities of OnCyte were fully distributed to the Group. The Group will continue to carry out the business and obligations of OnCyte, including under its license agreement with Dartmouth College.

Amended Asset Purchase Agreement

In August 2017, the Group entered into an amendment to the asset purchase agreement described above. In connection with the amendment, the following payments were made to Celdara: (i) an amount in cash equal to $10.5 million, (ii) newly issued shares of Celyad valued at $12.5 million, (iii) an amount in cash equal to $6.0 million in full satisfaction of any payments owed to Celdara in connection with a clinical milestone related to our CAR-T NKR-2 product candidate, (iv) an amount in cash equal to $0.6 million in full satisfaction of any payments owed to Celdara in connection with the Group’s license agreement with Novartis International Pharmaceutical Ltd., and (v) an amount in cash equal to $0.9 million in full satisfaction of any payments owed to Celdara in connection with its license agreement with Ono Pharmaceutical Co., Ltd.

Under the amended asset purchase agreement, the Group is obligated to make certain development-based milestone payments to Celdara up to $40.0 million, certain development-based milestone payments up to $36.5 million and certain sales-based milestone payments up to $156.0 million. We are required to make tiered single-digit royalty payments to Celdara in connection with the sales of CAR-T products, subject to reduction in countries in which there is no patent coverage for the applicable product or in the event Celyad is required to secure licenses from third parties to commercialize the applicable product. We are also required to pay Celdara a percentage of sublicense income, including royalty payments, for each sublicense ranging from the mid-single digits to the mid-twenties, depending on which of a specified list of clinical and regulatory milestones the applicable product has achieved at the time the sublicense is executed. We are required to pay Celdara a single-digit percentage of any research and development funding received by us, not to exceed $7.5 million for each product group. We can opt out of the development of any product if the data does not meet the scientific criteria of success. We may also opt out of development of any product for any other reason upon payment of a termination fee of $2.0 million to Celdara.

Dartmouth College

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

In August 2017, the Group and Dartmouth entered into an amendment agreement in order to combine its rights under B7H6 Agreement with its rights under the CAR-T License, resulting in the termination of the B7H6 License, and in order to make certain other changes to the agreement. In connection with the amendment, the Group paid Dartmouth a non-refundable, non-creditable amendment fee in the amount of $2.0 million in 2017. Under the amended license agreement, Dartmouth granted to the Group an exclusive, worldwide, royalty-bearing license to certain know-how and patent rights to make, have made, use, offer for sale, sell, import and commercialize any product or process for human therapeutics, the manufacture, use or sale of which, is covered by such patent rights or any platform product. Dartmouth reserves the right to use the licensed patent rights and licensed know-how, in the same field, for education and research purposes only. The patent rights included in the amended license agreement also include the patents previously covered by the B7H6 License. In consideration for the rights granted to the Group under the amended license agreement, the Group is required to pay to Dartmouth an annual license fee as well as a low single-digit royalty based on annual net sales of the licensed products by the Group, with certain minimum net sales obligations beginning April 30, 2024 and continuing for each year of sales thereafter. Under the amended license agreement, in lieu of royalties previously payable on sales by sublicensees, Celyad is required to pay Dartmouth a percentage of sublicense income, including royalty payments, (i) for each product sublicense ranging from the mid-single digits to low-single digits, depending on which of a specified list of clinical and regulatory milestones the applicable product has achieved at the time the sublicense is executed and (ii) for each platform sublicense in the mid-single digits. Additionally, the agreement requires that the Group exploits the licensed products, and the Group have agreed to meet certain developmental and regulatory milestones. Upon successful completion of such milestones, Celyad is obligated to pay to Dartmouth certain clinical and regulatory milestone payments up to an aggregate amount of $1.5 million and a commercial milestone payment in the amount of $4.0 million. The Group responsible for all expenses in connection with the preparation, filing, prosecution and maintenance of the patents covered under the agreement.

After April 30, 2024, Dartmouth may terminate the amended license if Celyad fails to meet the specified minimum net sales obligations for any year (USD 10 million during first year of sales, USD 40 million during the second year of sales and USD 100 million during the third year of sales and every year of sales thereafter), unless Celyad pays to Dartmouth the royalty Celyad would otherwise be obligated to pay had Celyad met such minimum net sales obligation. Dartmouth may also terminate the license if Celyad fails to meet a milestone within the specified time period, unless Celyad pays the corresponding milestone payment.

In accordance with IFRS 3, these contingencies are recognized on the statement of financial position at year-end, on a risk-adjusted basis.

Horizon Discovery Limited

In April and June 2018, we signed two research and development collaboration and license agreements with Horizon Discovery Group plc, or Horizon, to evaluate the utility of Horizon’s SMART vector shRNA reagents to reduce expression of one or more defined targets in connection with the development of our product candidates. The first agreement was focused on targets related to our autologous CAR-T candidate, CYAD-02. The second agreement was focused on targets related to our allogenic CAR-T product candidate CYAD-211 and one pre-clinical allogenic product candidate not yet publicly announced, called CYAD-203.

In December 2018, we exercised our option to convert the second agreement into an exclusive license agreement, in connection with which we paid Horizon an up-front payment of $1 million. In September 2019, we exercised our option to convert the first agreement into an exclusive license agreement, in connection with which we have paid Horizon an up-front payment of $0.1 million and an additional milestone of $0.1 million for the first IND filed by us for CYAD-02. In September 2020, we paid an additional milestone of $0.2 million for the first IND filed by us for CYAD-211.

Under these exclusive license agreements combined, Horizon is eligible to receive additional milestone payments in development, regulatory and commercial milestone payments, in addition to low single digit royalties on net sales, subject to customary reductions.

In December 2020, Horizon Discovery was acquired by PerkinElmer, Inc. (Horizon/PKI).

Horizon/PKI recently informed us they believe we are in material breach of these agreements as a result of certain disclosures we have made in connection with our obligations as a publicly traded company in the United States and Belgium, although they have not formally delivered to us a notice of material breach or termination. We believe any such assertion of material breach would be without merit and we would expect to vigorously defend any such notice of material breach. Any dispute under these agreements would be subject to arbitration in The Hague under the International Chamber of Commerce Rules. We are currently in discussions with Horizon about possible amendments to these agreements in connection with which we would retain freedom to operate under the in-licensed patents.

Of note, we have filed patent applications which, if issued, would cover other aspects of the product candidates described above as well as products developed by third parties that deploy similar technology and targets. These patent applications encompass the downregulation of one or more of the targets covered under the Horizon/PKI agreements, the use of shRNA to downregulate such targets in immune cells and the combination of shRNAs with a chimeric antigen receptor in immune cells. We are also developing a second generation shRNA platform that does not incorporate any of the Horizon Discovery/Perkin Elmer, Inc. technology described above.

Our lead allogeneic CAR T product candidate, CYAD-101, does not incorporate any of the Horizon Discovery/Perkin Elmer, Inc. technology described above.

NOTE 34: RELATIONSHIPS WITH RELATED PARTIES

Remuneration of key management

Key management consists of the members of the Executive Committee and the entities controlled by any of them.

	As at December 31,
	2020	2019	2018
Number of Executive Committee members	6	6	7

(€’000)	For the year ended December 31,
	2020	2019	2018
Short term employee benefits[1]	1 349	1 112	740
Post employee benefits	34	26	16
Share-based compensation	1 110	1 005	1 794
Other employment costs[2]	110	75	27
Management fees	1 335	1 789	2 457

Total benefits	3 939	4 006	5 034

[1]	Include salaries, social security, bonuses, lunch vouchers
[2]	Such as Company cars

	As at December 31,
	2020	2019	2018
Number of warrants granted	220 000	136 500	30 000
Number of warrants lapsed	(20 000)	—	—
Cumulative outstanding warrants	556 000	295 500	259 000
Exercised warrants	—	—	—
Management fees payables (in ‘000€)	660	—	803

Transactions with non-executive directors

	For the year ended December 31,
(€’000)	2020	2019	2018
Share-based compensation	396	430	420
Management fees	366	429	357

Total benefits	762	859	776

	As at December 31,
	2020	2019	2018
Number of warrants granted	80 000	100 000	20 000
Number of warrants lapsed	30 000	5 000	—
Number of exercised warrants	—	—	—
Cumulative outstanding warrants	220 000	190 000	135 000
Management fees payables (in ‘000€)	94	210	127

Transactions with shareholders

There were no transactions with the Group’s shareholders, for 2020, 2019 or 2018.

NOTE 35: LOSS PER SHARE

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

(€’000)	As at December 31,
	2020	2019	2018
Loss of the year attributable to Equity Holders	(17 204)	(28 632)	(37 427)
Weighted average number of shares outstanding	13 942 344	12 523 166	11 142 244

Earnings per share (non-fully diluted) in €	(1.23)	(2.29)	(3.36)

Outstanding warrants	1 488 006	1 292 380	731 229

NOTE 36: EVENTS AFTER THE CLOSE OF THE FISCAL YEAR

On January 8, 2021, the Company has entered into an equity purchase agreement (“Purchase Agreement”) for up to $40 million with Lincoln Park Capital Fund, LLC (“LPC”), a Chicago-based institutional investor. Over the 24-month term of the Purchase Agreement, the Company will have the right to direct LPC to purchase up to an aggregate amount of $40 million (before related fees and expenses of $1 million) American Depositary Shares (“ADSs”), each of which represents one ordinary share of the Company. From January 8, 2021 until March 24, 2021, the Company has issued 262,812 ADS to LPC for a total value of €1.3 million.

In December 2020, Horizon Discovery was acquired by PerkinElmer, Inc. (Horizon/PKI).

Horizon/PKI recently informed us they believe we are in material breach of these agreements as a result of certain disclosures we have made in connection with our obligations as a publicly traded company in the United States and Belgium, although they have not formally delivered to us a notice of material breach or termination. We believe any such assertion of material breach would be without merit and we would expect to vigorously defend any such notice of material breach. Any dispute under these agreements would be subject to arbitration in The Hague under the International Chamber of Commerce Rules. We are currently in discussions with Horizon about possible amendments to these agreements in connection with which we would retain freedom to operate under the in-licensed patents.

Of note, we have filed patent applications which, if issued, would cover other aspects of the product candidates described above as well as products developed by third parties that deploy similar technology and targets. These patent applications encompass the downregulation of one or more of the targets covered under the Horizon/PKI agreements, the use of shRNA to downregulate such targets in immune cells and the combination of shRNAs with a chimeric antigen receptor in immune cells. We are also developing a second generation shRNA platform that does not incorporate any of the Horizon Discovery/Perkin Elmer, Inc. technology described above.

Our lead allogeneic CAR T product candidate, CYAD-101, does not incorporate any of the Horizon Discovery/Perkin Elmer, Inc. technology described above.

There were no other subsequent events that occur between 2020 year-end and the date when the financial statements have been authorized by the Board for issue.

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1*	Articles of Association (English translation)

2.1	Form of Deposit Agreement	F-1/A	333-204251	4.1	6-15-2015

2.2	Form of American Depositary Receipt	424(b)(3)	333-204724	N/A	10-15-2018

2.3	Description of Securities	20-F	001-37452	2.3	3-25-2020

4.1*†##	Amended and Restated Employment Contract, effective March 24, 2021 between the registrant and David Gilham

4.2*†##	Amended and Restated Services Agreement, effective March 24, 2021 between the registrant and NandaDevi SRL, represented by Philippe Dechamps

4.3*†##	Amended and Restated Services Agreement, dated March 24, 2021 between the registrant and ImXense SRL, represented by Frederic Lehmann

4.4	Exclusive License Agreement, dated April 30, 2010, between the Trustees of Dartmouth College and Celdara Medical, LLC, as amended	F-1	333-204251	10.9	5-18-2015

4.5	Exclusive License Agreement, dated June 27, 2014, between the Trustees of Dartmouth College and Celdara Medical, LLC, as amended	F-1	333-204251	10.10	5-18-2015

4.6**	Stock Purchase Agreement, by and among the registrant and Celdara Medical, LLC, dated as of January 5, 2015	F-1/A	333-204251	10.12	5-29-2015

4.7**	Asset Purchase Agreement, by and among OnCyte, LLC, Celdara Medical, LLC and the registrant, dated January 21, 2015	F-1/A	333-204251	10.13	5-29-2015

4.8	Agreement for the Provision of Services for Production of Cardiac Cells between Biological Manufacturing Services and the registrant, dated April 11, 2011 (English translation)	F-1	333-204251	10.15	5-18-2015

4.9†	Warrant Plans (English translation)	F-1	333-204251	10.16	5-18-2015

4.10†	Warrant Plan 2016 (English translation)	20-F	001-37452	4.19	4-4-2017

4.11##	First Amendment to Asset Purchase Agreement, dated as of August 3, 2017, by and among the registrant; Celdara Medical, LLC; and OnCyte, LLC	6-K	001-37452	10.1	8-31-2017

4.12	Subscription Agreement, dated as of August 3, 2017, by and between the registrant and Celdara Medical, LLC	6-K	001-37452	10.2	8-31-2017

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

4.13##	Fourth Amendment to Exclusive License Agreement, dated as of August 2, 2017, by and between OnCyte, LLC and Trustees of Dartmouth College	6-K	001-37452	10.3	8-31-2017

4.14†	Warrant Plan 2015 (English translation)	S-8	333-220737	99.2	9-29-2017

4.15†	Warrant Plan 2017 (English translation)	S-8	333-220737	99.3	9-29-2017

4.16*†##	Amended and Restated Services Agreement, dated March 24, 2021 between the registrant and MC Consult SRL, represented by Philippe Nobels

4.17†	Warrant Plan 2018 (English translation)	20-F	001-37452	4.24	4-5-2019

4.18†	Warrants Plan 2019 (English translation)	20-F	001-37452	4.25	3-25-2020

4.19*†##	Amended and Restated Employment Agreement, dated March 24, 2021, by and between the registrant and Filippo Petti

4.20*##	Research and Development Collaboration and License Agreement, dated April 3, 2018, by and between the Company and Horizon Discovery Limited

4.21*##	Research and Development Collaboration and License Agreement, dated June 27, 2018, by and between the Company and Horizon Discovery Limited

4.22*##	First Amendment to Research and Development Collaboration and License Agreement, dated June 27, 2018, by and between the Company and Horizon Discovery Limited

4.23	Asset Purchase Agreement, dated November 22, 2019, by and between CorQuest Medical, Inc. and CorQuest MedTech	20-F	001-37452	4.33	3-25-2020

4.24*†##	Amended and Restated Employment Agreement, dated March 24, 2021, by and between the registrant and Stephen Rubino, Ph.D.

4.25*##	Clinical Trial Collaboration and Supply Agreement, dated September 14, 2020, by and between the Company and MSD International GmbH.

4.26*†	Warrants Plan 2020 (English Translation)

4.27*	Non-Commercial Lease Agreement, dated July 2, 2020, between Axis Parc Fund SA and the registrant. (English translation)

4.28*	Non-Commercial Lease Agreement, dated July 2, 2020, between Axis Parc Fund SA and the registrant. (English translation

Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

8.1	List of subsidiaries of the registrant	20-F	001-37452	8.1	3-25-2020

12.1*	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1#	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of BDO Réviseurs d’Entreprises SCRL, independent registered public accounting firm

15.2*	Consent of EY Bedrijfsrevisoren BV/Reviseurs d’Entreprises SRL, independent registered public accounting firm

101	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2020, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Financial Position; (ii) Consolidated Statements of Profit or Loss; (iii) Consolidated Statements of Changes in Equity; (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and in detail.

*	Filed herewith
#	Furnished herewith
†	Indicates a management contract or compensatory plan, contract or arrangement
**

Certain exhibits and schedules to these agreements have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish copies of any of the exhibits and schedules to the Securities and Exchange Commission upon request.

##	Certain portions of this exhibit have been omitted because they are not material and the registrant customarily and actually treats that information as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Celyad Oncology S.A.

/s/ Filippo Petti
By:	Filippo Petti
Title:	Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer)

Date: March 24, 2021