Form 20-F
period 2021-12-31
Celyad Oncology SA
filed 2022-03-24
CIK 1637890

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
Ordinary shares, no nominal value per share: 22,593,956 as of December 31, 2021

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
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒
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

SUMMARY OF THE MATERIAL RISKS ASSOCIATED WITH OUR BUSINESS
Our business is subject to numerous material and other risks and uncertainties, including those described in Item 3.D. “Risk Factors” in this Report. The principal risks and uncertainties affecting our business include the following:

•
We are heavily dependent on the regulatory approval of our
CAR-T
cell therapy product candidates, including
CYAD-101,
CYAD-211
and
CYAD-02
in the United States and Europe, and subsequent commercial success of our product candidates, both of which may never occur.

•
Our clinical programs are ongoing and not complete. Initial success in our ongoing clinical trials may not be indicative of results obtained when these trials are completed. Furthermore, success in early clinical trials may not be indicative of results obtained in later trials.

•
In previous clinical trials involving T cell-based immunotherapies, some patients experienced serious adverse events. Our product candidates may demonstrate a similar effect or have other properties that could halt our clinical development, prevent our regulatory approval, limit our commercial potential, or result in significant negative consequences.

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

•
We rely on third parties to conduct, supervise and monitor our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

•	Cell-based therapies rely on the availability of specialty raw materials, which may not be available to us on acceptable terms or at all.

•
Our patents and other intellectual property rights portfolio are relatively young and may not adequately protect our research programs and product candidates, which may impede our ability to compete effectively.

•	We may infringe on the patents or intellectual property rights of others and may face patent litigation, which may be costly and time consuming.

•	We depend on intellectual property licensed from third parties and termination of any of these licenses could result in the loss of significant rights, which would harm our business.

•	We could be unsuccessful in obtaining or maintaining adequate patent protection for one or more of our product candidates.

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

•	We have incurred net losses in each period since our inception and anticipate that we will continue to incur net losses in the future.

•	We may need substantial additional funding, which may not be available on acceptable terms when needed, if at all.

•	Our net losses and significant cash used in operating activities have raised doubt regarding our ability continue as a going concern.

•	Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our product candidates or technologies.

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
We own various trademark registrations and applications, and unregistered trademarks and service marks, including “CELYAD”, “C-CATH ez
” and our corporate logo. All other trademarks or trade names referred to in this Annual Report on Form
20-F
are the property of their respective owners. Trade names, trademarks and service marks of other companies appearing in this Annual Report on Form
20-F
are the property of their respective holders. Solely for convenience, the trademarks and trade names in this Annual Report on Form
20-F
may be referred to without the
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

•	The initiation, timing, progress and results of our preclinical studies and clinical trials, and our research and development programs;

•	Our ability to advance product candidates into, and successfully complete, clinical trials;

•
Our ability to successfully manufacture drug product for our clinical trials, including drug product with the desired number of t cells under our clinical trial protocols, and our ability to improve and automate these manufacturing procedures in the future;

•	Our reliance on the success of our product candidates;

•	The timing or likelihood of regulatory filings and approvals;

•	The implementation of our business model, strategic plans for our business, product candidates and technology;

•	The scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

•	Our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights and proprietary technology of third parties;

•	Cost associated with enforcing or defending intellectual property infringement, misappropriation or violation; product liability; and other claims;

•	Regulatory development in the United States, the European Union (“EU”), and other jurisdictions;

•	Our ability to develop sales and marketing capabilities if our product candidates are approved;

•	The commercialization of our product candidates, if approved;

•	The pricing and reimbursement of our product candidates, if approved;

•	Estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•	Our ability to obtain additional financing, if necessary, on attractive terms or at all;

•	The potential benefits of strategic collaboration agreements and our ability to enter into strategic arrangements;

•	Our ability to maintain and establish collaborations or obtain additional grant funding;

•	The rate and degree of market acceptance of our product candidates, if approved;

•	Our financial performance;

•	Developments relating to our competitors and our industry, including competing therapies;

•	Our ability to effectively manage our anticipated growth;

•	Our ability to attract and retain qualified employees and key personnel;

•	Our ability to build our finance infrastructure, improve our accounting systems and controls and remedy the material weakness identified in our internal control over financial reporting;

•	Statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and share performance;

•	Our expectations regarding our passive foreign investment company (PFIC) status;

•
Continued impacts of the ongoing
COVID-19
pandemic such as delays, interruptions or other adverse effects to clinical trials, delays in regulatory review, manufacturing and supply chain interruptions, disruption of the global economy and the overall impact on our business, financial condition and results of operations; and

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
A. [Reserved]
Not applicable.
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
CYAD-101,
CYAD-211
and
CYAD-02
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

In addition, we have incurred and expect to continue to incur significant expenses as we continue to pursue the approval of our product candidates in the United States, Europe and elsewhere. We plan to devote a substantial portion of our effort and financial resources in order to continue to grow our operational capabilities. This represents a significant investment in the clinical and regulatory success of our product candidates, which is uncertain. The success of our clinical candidates, if approved, and revenue from commercial sales, will depend on several factors, including:

•	Execution of an effective sales and marketing strategy for the commercialization of our product candidates;

•	Acceptance by patients, the medical community and third-party payors;

•	Our success in educating physicians and patients about the benefits, administration and use of our product candidates;

•	The incidence and prevalence of the indications for which our product candidates are approved in those markets in which the candidate(s) are approved;

•	The incidence and severity of side effects, if any, experienced by patients treated with our product candidates;

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
CYAD-203.
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
Our clinical programs are ongoing and not complete. Initial success in our ongoing clinical trials may not be indicative of results obtained when these trials are completed. Furthermore, success in early clinical trials may not be indicative of results obtained in later trials.
Trial designs and results from previous or ongoing trials are not necessarily predictive of future clinical trial results, and initial or interim results may not continue or be confirmed upon completion of the trial. These data, or other positive data, may not continue or occur for these patients or for any future patients in our ongoing or future clinical trials, and may not be repeated or observed in ongoing or future trials involving our product candidates.
There are limited data concerning long-term safety and efficacy following treatment with
CYAD-101,
CYAD-211
and
CYAD-02.
Our product candidates may fail to show the desired safety and efficacy in later stages of clinical development despite having successfully advanced through initial clinical trials. There can be no assurance that any of these trials will ultimately be successful or support further clinical advancement or regulatory approval of
CYAD-101,
CYAD-211
and
CYAD-02
or other product candidates.

In December 2017, we made the strategic decision to discontinue the development of our first-generation autologous NKG2D CAR T candidate
CYAD-01
for the treatment of relapsed / refractory acute myeloid leukemia (AML) and myelodysplastic syndromes (MDS) based on data from the Phase 1 THINK and DEPLETHINK trials which did not achieve the necessary internal clinical activity threshold set for the program.
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
In previous clinical programs involving T cell-based immunotherapies, some patients experienced serious adverse events. Our product candidates may demonstrate a similar effect or have other properties that could halt our clinical development, prevent our regulatory approval, limit our commercial potential, or result in significant negative consequences.
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
Undesirable side effects caused by our product candidates or other T cell-based immunotherapy product candidates, could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authorities. For example, on February 28, 2022, we announced our decision to voluntarily pause our Phase 1b KEYNOTE-B79 trial evaluating CYAD-101 administered concurrently with FOLFOX chemotherapy followed by MSD’s anti-PD-1 therapy, KEYTRUDA
®
(pembrolizumab) in patients with refractory metastatic colorectal cancer following reports of two fatalities that presented with similar pulmonary findings. We are currently investigating these reports and evaluating any similar events in additional patients treated on study. Subsequently, on March 1, 2022, we were informed via e-mail communication from the FDA that the KEYNOTE-B79 trial has been placed on clinical hold due to insufficient information to assess risk to study subjects. Results of our trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete the trials or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff, as toxicities resulting from T cell-based immunotherapies are not normally encountered in the general patient population and by medical personnel. We expect to have to train medical personnel regarding our T cell-based immunotherapy product candidates to understand their side effects for both our planned clinical trials and upon any commercialization of any T cell-based immunotherapy product candidates. Inadequate training in recognizing or managing the potential side effects of T cell-based immunotherapy product candidates could result in patient deaths. Any of these occurrences could have a material adverse effect on our business, financial condition and prospects.
Our product candidates are a new approach to cancer treatment that presents significant challenges.
We have concentrated our research and development efforts on cell-based immunotherapy technology, and our future success is highly dependent on the successful development of cell-based immunotherapies in general and in particular our approach using TIM and shRNA technologies to inhibit or knock-down the
T-cell
receptor and create allogeneic CAR T cells. This is a novel technology for which no products are currently approved by any regulatory agencies. In addition, we are highly dependent on products expressing chimeric antigen receptors including the NKG2D receptor, an activating receptor of NK cells, to target stress ligands. Currently, two of our product candidates use the NKG2D receptor. No NKG2D targeting therapies are currently approved by any regulatory agency. We cannot be sure that our T cell immunotherapy technologies will yield satisfactory products that are safe and effective, scalable or profitable.
Our approach to cancer immunotherapy and cancer treatment generally poses a number of challenges, including:

•	Obtaining regulatory approval from the FDA and other regulatory authorities that have very limited experience with the commercial development of genetically modified T cell therapies for cancer;

•	Developing and deploying consistent and reliable processes for engineering a patient’s T cells ex vivo and infusing the engineered T cells back into the patient for autologous CAR T products;

•	Developing and deploying consistent and reliable processes for engineering healthy donor T cells ex vivo and infusing the engineered T cells back into unrelated patients for allogeneic CAR T products;

•	Preconditioning patients with chemotherapy or other product treatments in conjunction with delivering each of our product candidates, which may increase the risk of adverse side effects;

•	Educating medical personnel regarding the potential side effect profile of each of our product candidates, such as the potential adverse side effects related to cytokine release or neurotoxicity;

•	Developing processes for the safe administration of these product candidates, including long-term follow-up for all patients who receive our product candidates;

•	Sourcing clinical and, if approved, commercial supplies for the materials used to manufacture and process our product candidates;

•	Developing a manufacturing process and distribution network with a cost of goods that allows for an attractive return on investment;

•
Establishing sales and marketing capabilities after obtaining any regulatory approval to gain market acceptance, and obtaining adequate coverage, reimbursement, and pricing by third-party payors and government authorities; and

•	Developing therapies for types of cancers beyond those addressed by our current product candidates.
Additionally, because our technology involves the genetic modification of cells ex vivo
using a virus, we are subject to many of the challenges and risks that gene therapies face, including:

•	Regulatory requirements governing gene and cell therapy products have changed frequently and may continue to change in the future.

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

•
The FDA recommends a
15-year
follow-up
observation period for all patients who receive treatment using certain gene therapies, and we may need to adopt such an observation period for our product candidates.

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
We have been able to consistently produce the required number of T cells for our autologous
CYAD-02
product candidate for the treatment of relapsed / refractory AML and MDS as well as producing adequate number of allogeneic CAR T cells to support early clinical trials of
CYAD-101
for mCRC and
CYAD-211
for r/r MM but we may experience difficulties doing so in the future which would harm our business.
The manufacturing processes for our product candidates are complex. We continue to develop processes that support clinical cell manufacture for early phase clinical trials. Further development of these processes will require additional process changes in the future, as we seek to advance our product candidates through the clinic and prepare for a potential commercial launch. In some circumstances, changes in the manufacturing process may require us to perform additional comparability studies or to collect additional clinical data from patients prior to undertaking additional clinical studies or filing for regulatory approval. Similarly, changes in our contact manufacturers, or CMOs, may require us to conduct additional comparability studies. These requirements may lead to delays in our clinical development and commercialization plans as well as potential increased costs.
We have not yet finalized our clinical development program for
CYAD-02
for the treatment of patients with r/r AML and MDS or for
CYAD-101,
our allogeneic NKG2D
CAR-T
for the treatment of mCRC or
CYAD-211,
our allogeneic BCMA
CAR-T
for the treatment of r/r multiple myeloma (MM). The FDA and comparable foreign regulators may not agree with our proposed protocols for these clinical trials, which could result in delays.
We are still considering the clinical development program for
CYAD-02
in relapsed / refractory AML and MDS,
CYAD-101
for mCRC and
CYAD-211
for relapsed / refractory MM. Prior to initiating new clinical trials for our product candidates, we are required to submit clinical trial protocols for these trials to the FDA and comparable foreign regulators in other jurisdictions where we plan to undertake clinical trials. We may not reach agreement with these regulators, or there may be a delay in reaching agreement. These regulators may want to see additional clinical or preclinical data regarding our product candidates before we initiate new clinical trials. Any of these decisions could have a material adverse effect on our expected clinical and regulatory timelines, business, prospects, financial condition and results of operations.
We may encounter substantial delays in our clinical trials or may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.
Before obtaining regulatory approval or marketing authorization from regulatory authorities for the sale of our product candidates, if at all, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates in humans. Clinical testing is expensive, time-consuming and uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:

•	Delays in raising, or inability to raise, sufficient capital to fund the planned clinical trials;

•	Delays in reaching a consensus with regulatory agencies on trial design;

•	Identifying, recruiting and training suitable clinical investigators;

•	Delays in reaching agreement on acceptable terms with prospective clinical research organizations, or CROs, and clinical trial sites;

•	Delays in obtaining required Investigational Review Board, or IRB, or ethics committee approval at each clinical trial site, or institutional biosafety committee, or IBC, approval, if applicable;

•	Delays in recruiting suitable patients to participate in our clinical trials;

•	Delays due to changing standard of care for the diseases we are studying;

•	Adding new clinical trial sites;

•	Imposition of a clinical hold by regulatory agencies, including after an inspection of our clinical trial operations or trial sites;

•	Failure by our CROs, other third parties or us to adhere to clinical trial requirements;

•	Catastrophic loss of product candidates due to shipping delays or delays in customs in connection with delivery to foreign countries for use in clinical trials;

•	Failure to perform in accordance with the FDA’s GCPs or applicable regulatory guidelines in other countries;

•	Delays in the testing, validation, manufacturing and delivery of our product candidates to the clinical sites;

•	Delays in having patients complete participation in a trial or return for post-treatment follow-up;

•	Clinical trial sites or patients dropping out of a trial;

•	Occurrence of serious adverse events associated with the drug product candidate that are viewed to outweigh its potential benefits; or

•	Changes in regulatory requirements and guidance that require amending or submitting new clinical protocols.
Any inability to successfully complete preclinical and clinical development could result in additional costs to us or impair our ability to generate revenues from product sales, regulatory and commercialization milestones and royalties. Clinical trial delays could also shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our product candidates and may harm our business and results of operations.
If the results of our clinical trials are inconclusive or if there are safety concerns or adverse events associated with our product candidates, we may:

•	Be delayed in obtaining marketing approval for our product candidates, if at all;

•	Obtain approval for indications or patient populations that are not as broad as intended or desired;

•	Obtain approval with labelling that includes significant use or distribution restrictions or safety warnings;

•	Be subject to changes in the way the product is administered;

•	Be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;

•	Have regulatory authorities withdraw their approval of the product or impose restrictions on our distribution in the form of a risk evaluation and mitigations strategy, or REMS, program;

•	Be subject to the addition of labelling statements, such as warnings or contraindications;

•	Be sued; or

•	Experience damage to our reputation.

Our product candidates could potentially cause other adverse events that have not yet been predicted. As described above, any of these events could prevent us from achieving or maintaining market acceptance of our product candidates and impair our ability to commercialize our products if they are ultimately approved by applicable regulatory authorities.
Our product candidates may cause undesirable side effects or have other properties that could halt their clinical development, prevent their regulatory approval, limit their commercial potential, or result in significant negative consequences.
As with most biological drug products, use of our product candidates could be associated with side effects or adverse events which can vary in severity from minor reactions to death and in frequency from infrequent to prevalent. Undesirable side effects or unacceptable toxicities caused by our product candidates could cause us or regulatory authorities to interrupt, delay, or halt clinical trials. For example, on February 28, 2022, we announced our decision to voluntarily pause our Phase 1b
KEYNOTE-B79
trial evaluating
CYAD-101
administered concurrently with FOLFOX chemotherapy followed by MSD’s anti-PD-1
therapy, KEYTRUDA
®
(pembrolizumab) in patients with refractory metastatic colorectal cancer following reports of two fatalities that presented with similar pulmonary findings. We are currently investigating these reports and evaluating any similar events in additional patients treated on study. Subsequently, on March 1, 2022, we were informed via e-mail communication from the FDA that the KEYNOTE-B79 trial has been placed on clinical hold due to insufficient information to assess risk to study subjects. The FDA, EMA, or comparable foreign regulatory authorities could delay or deny approval of our product candidates for any or all targeted indications and negative side effects could result in a more restrictive label for any product that is approved. Side effects such as toxicity or other safety issues associated with the use of our product candidates could also require us or our collaborators to perform additional studies or halt development or sale of these product candidates.
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
Additionally, if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, including during any long-term follow-up
observation period recommended or required for patients who receive treatment using our products, a number of potentially significant negative consequences could result, including:

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

The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the trial until our conclusion. We have experienced and may experience difficulties in the future in patient enrollment in our clinical trials for a variety of reasons, including:

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
In addition, our clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as product candidates, and this competition will reduce the number and types of patients available us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Because the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites. Moreover, because our product candidates represent a departure from more commonly used methods for cancer treatment, potential patients and their doctors may be inclined to use conventional therapies, rather than enroll patients in our clinical trials.
Further, timely enrollment in clinical trials is reliant on clinical trial sites which may be adversely affected by global health matters, including, among other things, pandemics. With regards to our clinical programs, enrollment in our
CYAD-02
program was slightly impacted by the coronavirus pandemic throughout 2020. However, no major disruption in enrollment was experienced in the
CYAD-101,
CYAD-211
or
CYAD-02
programs in 2021 due to the
COVID-19
pandemic. Enrollment in the respective trials for
CYAD-101
and
CYAD-211
is ongoing without any major disruption due to the
COVID-19
pandemic, however future disruptions may occur. However, since 2020 certain clinical sites and institutions have not been able to receive visits from clinical trial monitors during the
COVID-19
pandemic, which has delayed our data monitoring activities, including for delays in cleaning and reporting data.
Even if we are able to enroll a sufficient number of patients in our clinical trials, delays in patient enrollment may result in increased costs or may affect the timing or outcome of our clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our product candidates.
Clinical development is a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials as well as data from any interim analysis of ongoing clinical trials may not be predictive of future trial results. Clinical failure can occur at any stage of clinical development.

Clinical testing is expensive and can take many years to complete, and our outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Although product candidates may demonstrate promising results in early clinical (human) trials and preclinical (animal) studies, they may not prove to be effective in subsequent clinical trials. For example, testing on animals may occur under different conditions than testing in humans and therefore the results of animal studies may not accurately predict human experience. Likewise, early clinical trials may not be predictive of eventual safety or effectiveness results in larger-scale pivotal clinical trials. The results of preclinical studies and previous clinical trials as well as data from any interim analysis of ongoing clinical trials of our product candidates, as well as studies and trials of other products with similar mechanisms of action to our product candidates, may not be predictive of the results of ongoing or future clinical trials. Drug product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and earlier clinical trials. In addition to the safety and efficacy traits of any drug product candidate, clinical trial failures may result from a multitude of factors including flaws in trial design, dose selection, placebo effect and patient enrollment criteria. Based upon negative or inconclusive results, we or our collaborators may decide, or regulators may require it, to conduct additional clinical trials or preclinical studies. In addition, data obtained from trials and studies are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may delay, limit or prevent regulatory approval.
The regulatory approval processes of the FDA, EMA and other comparable regulatory authorities is lengthy, time-consuming, and inherently unpredictable, and we may experience significant delays in the clinical development and regulatory approval, if any, of our product candidates.
The research, testing, manufacturing, labelling, approval, selling, import, export, marketing, and distribution of drug products, including biologics, are subject to extensive regulation by the FDA, EMA and other comparable regulatory authorities. We are not permitted to market any biological drug product in the United States until we receive a license from the FDA for our BLA, or an approval of our marketing authorization application, or MAA, from the EMA. We have not previously submitted a BLA to the FDA, MAA to the EMA, or similar approval filings to comparable foreign authorities. A BLA must include extensive preclinical and clinical data and supporting information to establish that the drug product candidate is safe, pure, and potent for each desired indication. The BLA must also include significant information regarding the chemistry, manufacturing, and controls for the product, and the manufacturing facilities must complete a successful pre-license
inspection. We expect the nature of our product candidates to create further challenges in obtaining regulatory approval. For example, the FDA and EMA have limited experience with commercial development of genetically modified
T-cell
therapies for cancer. The FDA may also require a panel of experts, referred to as an Advisory Committee, to deliberate on the adequacy of the safety and efficacy data to support licensure. The opinion of the Advisory Committee, although not binding, may have a significant impact on our ability to obtain licensure of the product candidates based on the completed clinical trials. Accordingly, the regulatory approval pathway for our product candidates may be uncertain, complex, expensive, and lengthy, and approval may not be obtained.
Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.
If we obtain and maintain regulatory approval of our product candidates in one jurisdiction, such approval does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, but a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA or EMA grants marketing approval of a drug product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the drug product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the EU or in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions, a drug product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.
Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets and/or to receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

A Breakthrough Therapy Designation by the FDA for our product candidates may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that our product candidates will receive marketing approval.
We may seek a Breakthrough Therapy Designation for some of our product candidates. A breakthrough therapy is defined as a product that is intended, alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drug product candidates designated as breakthrough therapies by the FDA may also be eligible for accelerated approval.
Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a Breakthrough Therapy Designation for a drug product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as breakthrough therapies, the FDA may later decide that the product candidates no longer meet the conditions for designation.
A Fast Track designation by the FDA may not actually lead to a faster development or regulatory review or approval process.
We may seek Fast Track designation for some of our product candidates. If a product is intended for the treatment of a serious or life-threatening condition and the product demonstrates the potential to address unmet medical needs for this condition, the product sponsor may apply for Fast Track designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular drug product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive Fast Track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from our clinical development program.
We may seek orphan drug designation for some of our product candidates, and we may be unsuccessful or may be unable to maintain the benefits associated with orphan drug designation, including the potential for market exclusivity.
As part of our business strategy, we may seek orphan drug designation for some of our product candidates, and we may be unsuccessful. Regulatory authorities in some jurisdictions, including the United States and the EU, may designate products for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a product intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the product will be recovered from sales in the United States. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee
waivers.
Similarly, in the EU, after recommendation from the EMA’s Committee for Orphan Medicinal Products, the European Commission grants orphan medicinal product designation to promote the development of products that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting no more than five in 10,000 persons in the EU and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized for marketing in the EU (or, if such a method has been authorized, the product in question would be a significant benefit to those affected by the condition). Additionally, designation is granted for products intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the product in the EU would generate sufficient return to justify the necessary investment in developing the product. In the EU, orphan medicinal product designation entitles a party to financial incentives such as reduction of fees or fee waivers.

Generally, if a drug product candidate with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the EMA or the FDA from approving another marketing application for the same product and indication for that time period, except in limited circumstances. The applicable period is seven years in the United States and ten years in the EU. The EU exclusivity period can be reduced to six years if a product no longer meets the criteria for orphan medicinal product designation, including if the product is sufficiently profitable so that market exclusivity is no longer justified.
Even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different products can be approved for the same condition or the same products can be approved for different conditions. If one of our product candidates that receives an orphan drug designation is approved for a particular indication or use within the rare disease, the FDA may later approve the same product for additional indications or uses within that rare disease that are not protected by our exclusive approval. Even after an orphan drug is approved, the FDA can subsequently approve the same product for the same condition if the FDA concludes that the later product is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In addition, a designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. Moreover, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of patients with the rare disease or condition. Orphan drug designation neither shortens the development time or regulatory review time of a product nor gives the product any advantage in the regulatory review or approval process. While we intend to seek orphan drug designation for some of our product candidates, we may never receive such designations. Even if we do receive such designations, there is no guarantee that we will enjoy the benefits of those designations.
Even if we receive regulatory approval of our product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expenses and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.
If our product candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies, and submission of safety, efficacy, and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities.
Manufacturers and manufacturers’ facilities are required to comply with extensive FDA, and comparable foreign regulatory authority, requirements, including ensuring that quality control and manufacturing procedures conform to current Good Manufacturing Practices, or cGMP, and in certain cases current Good Tissue Practices, or cGTP, regulations. As such, we and our CMO will be subject to continual review and inspections to assess compliance, to the extent applicable, with cGMP and adherence to commitments made in any BLA, other marketing application, and previous responses to inspection observations. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, and quality control.
Any regulatory approvals that we receive for our product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials and surveillance to monitor the safety and efficacy of the drug product candidate. The FDA may also require a REMS program as a condition of approval of our product candidates, which could entail requirements for long-term patient follow-up,
a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves our product candidates, we will have to comply with requirements including submissions of safety and other post-marketing information and reports, establishment registration, as well as continued compliance with cGMPs and GCPs for any clinical trials that we conduct post-approval.

The FDA may seek consent decrees or withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	Restrictions on the marketing or manufacturing of our products, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	Fines, untitled or warning letters, or holds on clinical trials;

•	Refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of license approvals;

•	Product seizure or detention, or refusal to permit the import or export of our product candidates; and

•	Injunctions or the imposition of civil or criminal penalties.
The FDA strictly regulates marketing, labeling, advertising, and promotion of products that are placed on the market. Products may be promoted only for the approved indications and in accordance with the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label
uses, and a company that is found to have improperly promoted off-label
uses may be subject to significant liability. The policies of the FDA and of other regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.
Even if we obtain regulatory approval of our product candidates, the products may not gain market acceptance among physicians, patients, hospitals and others in the medical community.
Our autologous engineered-cell therapies may not become broadly accepted by physicians, patients, hospitals, and others in the medical community. Numerous factors will influence whether our product candidates are accepted in the market, including:

•	The clinical indications for which our product candidates are approved;

•	Physicians, hospitals, and patients considering our product candidates as a safe and effective treatment;

•	The potential and perceived advantages of our product candidates over alternative treatments;

•	The prevalence and severity of any side effects;

•	Product labelling or product insert requirements of the FDA, EMA, or other regulatory authorities;

•	Limitations or warnings contained in the labelling approved by the FDA or EMA;

•	The timing of market introduction of our product candidates as well as competitive products;

•	The cost of treatment in relation to alternative treatments;

•	The availability of adequate coverage, reimbursement and pricing by third-party payors and government authorities;

•	The willingness of patients to pay out-of-pocket in the absence of coverage by third-party payors and government authorities;

•	Relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies; and

•	The effectiveness of our sales and marketing efforts.
In addition, although we are not utilizing embryonic stem cells in our product candidates, adverse publicity due to the ethical and social controversies surrounding the therapeutic use of such technologies, and reported side effects from any clinical trials using these technologies or the failure of such trials to demonstrate that these therapies are safe and effective may limit market acceptance our product candidates due to the perceived similarity between our product candidates and these other therapies. If our product candidates are approved but fail to achieve market acceptance among physicians, patients, hospitals, or others in the medical community, we will not be able to generate significant revenue.
Even if our products achieve market acceptance, we may not be able to maintain that market acceptance over time if new products or technologies are introduced that are more favorably received than our products, are more cost effective or render our products obsolete.
Our product candidates are biologics, which are complex to manufacture, and we may encounter difficulties in production, particularly with respect to process development or scaling-out
of our manufacturing capabilities. If we or any of our third-party manufacturers encounter such difficulties, our ability to provide supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or stopped, or we may be unable to maintain a commercially viable cost structure.
Our product candidates are biologics and the process of manufacturing our products is complex, highly-regulated and subject to multiple risks. The manufacture of our product candidates involves complex processes, including harvesting cells from patients, selecting and expanding certain cell types, engineering or reprogramming the cells in a certain manner to create CAR T cells, expanding the cell population to obtain the desired dose, and ultimately infusing the cells back into a patient’s body. As a result of the complexities, the cost to manufacture our product candidates is higher than traditional small molecule chemical compounds, and the manufacturing process is less reliable and is more difficult to reproduce. Our manufacturing process is susceptible to product loss or failure due to logistical issues associated with the collection of blood cells, or starting material, from the patient, shipping such material to the manufacturing site, shipping the final product back to the patient, and infusing the patient with the product, manufacturing issues associated with the differences in patient starting materials, interruptions in the manufacturing process, contamination, equipment or reagent failure, improper installation or operation of equipment, vendor or operator error, inconsistency in cell growth, and variability in product characteristics. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions. Because some of our product candidates are manufactured for each particular patient, we are required to maintain a chain of identity with respect to materials as they move from the patient to the manufacturing facility, through the manufacturing process, and back to the patient. Maintaining such a chain of identity is difficult and complex and failure to do so could result in adverse patient outcomes, loss of product, or regulatory action including withdrawal of our products from the market. Further, as product candidates are developed through preclinical to late stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause our product candidates to perform differently and affect the results of ongoing clinical trials or other future clinical trials.

Although we are working, or will be working, to develop commercially viable processes for the manufacture of our product candidates, doing so is a difficult and uncertain task, and there are risks associated with scaling to the level required for later-stage clinical trials and commercialization, including, among others, cost overruns, potential problems with process scale-out,
process reproducibility, stability issues, lot consistency, and timely availability of reagents or raw materials. We may ultimately be unable to reduce the cost of goods for our product candidates to levels that will allow for an attractive return on investment if and when those product candidates are commercialized.
In addition, the manufacturing process that we develop for our product candidates is subject to regulatory authorities’ approval processes, and we will need to make sure that we or our CMOs if any, are able to meet all regulatory authorities’ requirements on an ongoing basis. If we or our CMOs are unable to reliably produce product candidates to specifications acceptable to the regulatory authorities, we may not obtain or maintain the approvals we need to commercialize such product candidates. Even if we obtain regulatory approval for any of our product candidates, there is no assurance that either we or our CMOs will be able to manufacture the approved product to specifications acceptable to the regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Any of these challenges could have an adverse effect on our business, financial condition, results of operations and growth prospects.
We may face competition from biosimilars, which may have a material adverse impact on the future commercial prospects of our product candidates.
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
In the EU, the European Commission has granted marketing authorizations for several biosimilars pursuant to a set of general and product class-specific guidelines for biosimilar approvals issued over the past few years. In the EU, a competitor may reference data supporting approval of an innovative biological product, but will not be able do so until eight years after the time of approval of the innovative product and will not be able to get its biosimilar on the market until ten years from the aforementioned approval. This
10-year
marketing exclusivity period will be extended to 11 years if, during the first eight of those ten years, the marketing authorization holder obtains an approval for one or more new therapeutic indications that bring significant clinical benefits compared with existing therapies. In addition, companies may be developing biosimilars in other countries that could compete with our products.

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
The international pharmaceutical and medical technology industry is highly regulated by government bodies (hereinafter the “Competent Authorities”) that impose substantial requirements covering nearly all aspects of our activities notably on research and development, manufacturing, preclinical tests, clinical trials, labelling, marketing, sales, storage, record keeping, promotion and pricing of our research programs and product candidates. Compliance with standards laid down by local Competent Authorities is required in each country where we, or any of our partners or licensees, conduct said activities in whole or in part. The Competent Authorities notably include the EMA in the EU and the FDA in the United States.
There can be no assurance that our product candidates will fulfill the criteria required to obtain necessary regulatory authorization to access the market. Also, at this time, we cannot guarantee or know the exact nature, precise timing and detailed costs of the efforts that will be necessary to complete the remainder of the development of our research programs and product candidates.
The specific regulations and laws, as well as the time required to obtain Competent Authorities approvals, may vary from country to country, but the general regulatory procedures are similar in the EU and the United States. Each Competent Authority may impose its own requirements, may discontinue an approval, may refuse to grant approval, or may require additional data before granting approval, notwithstanding that approval may have been granted by one or more other Competent Authorities. Competent Authority approval may be delayed, limited or denied for a number of reasons, most of which are beyond our control. Such reasons include the production process or site not meeting the applicable requirements for the manufacture of regulated products, or the products not meeting applicable requirements for safety or efficacy during the clinical development stage or after marketing. No assurance can be given that clinical trials will be approved by Competent Authorities or that products will be approved for marketing by Competent Authorities in any pre-determined
indication or intended use. Competent Authorities may disagree with our interpretation of data submitted for their review. Even after obtaining approval for clinical trials or marketing, products will be subject to ongoing regulation and evaluation of their benefit/safety or risk/performance ratio; a negative evaluation of the benefit/safety or risk/performance ratio could result in a potential use restriction and/or withdrawal of approval for one or more products. At any time, Competent Authorities may require discontinuation or holding of clinical trials or require additional data prior to completing their review or may issue restricted authorization or authorize products for clinical trials or marketing for narrower indications than requested or require further data or studies be conducted and submitted for their review. There can be no guarantee that such additional data or studies, if required, will corroborate earlier data.
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
In the United States and markets in other countries, patients generally rely on third-party payors to reimburse all, or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance. Our commercial performance will depend in part on the conditions for setting the sales price of our products by the relevant public commissions and bodies and the conditions of their reimbursement by the health agencies or insurance companies in the countries where we intend to market our products. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a sufficient return on our investment. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels.
There has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed, and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, and review the relationship between pricing and manufacturer patient programs. At a federal level, President Biden signed an Executive Order on July 9, 2021, affirming the administration’s policy to (i) support legislative reforms that would lower the prices of prescription drug and biologics, including by allowing Medicare to negotiate drug prices, by imposing inflation caps, and, by supporting the development and market entry of lower-cost generic drugs and biosimilars; and (ii) support the enactment of a public health insurance option. Among other things, the Executive Order also directs HHS to provide a report on actions to combat excessive pricing of prescription drugs, enhance the domestic drug supply chain, reduce the price that the Federal government pays for drugs, and address price gouging in the industry; and directs the FDA to work with states and Indian Tribes that propose to develop section 804 Importation Programs in accordance with the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, and the FDA’s implementing regulations. FDA released such implementing regulations on September 24, 2020, which went into effect on November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. On September 25, 2020, CMS stated drugs imported by states under this rule will not be eligible for federal rebates under Section 1927 of the Social Security Act and manufacturers would not report these drugs for “best price” or Average Manufacturer Price purposes. Since these drugs are not considered covered outpatient drugs, CMS further stated it will not publish a National Average Drug Acquisition Cost for these drugs. If implemented, importation of drugs from Canada may materially and adversely affect the price we receive for any of our product candidates. Further, on November 20, 2020, CMS issued an Interim Final Rule implementing the Most Favored Nation, or MFN, Model under which Medicare Part B reimbursement rates would have been calculated for certain drugs and biologicals based on the lowest price drug manufacturers receive in Organization for Economic Cooperation and Development countries with a similar gross domestic product per capita. However, on December 29, 2021, CMS rescinded the Most Favored Nations rule. Additionally, on November 30, 2020, HHS published a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale,
as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. Pursuant to court order, the removal and addition of the aforementioned safe harbors were delayed, and recent legislation imposed a moratorium on implementation of the rule until January 1, 2026. Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, both the Biden administration and Congress have indicated that they will continue to seek new legislative measures to control drug costs.
We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. Federal Government will pay for healthcare drugs and services, which could result in reduced demand for our product candidates or additional pricing pressures.
Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain drug access and marketing cost disclosure and transparency measures, and designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, financial condition, results of operations and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our drugs or put pressure on our drug pricing, which could negatively affect our business, financial condition, results of operations and prospects.
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
In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the EU provides options for its Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular product candidate to currently available therapies. A Member State may approve a specific price for the medicinal product, or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our product candidates. Historically, products launched in the EU do not follow price structures of the U.S. and generally prices tend to be significantly lower.
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

Changes in regulatory approval policies or enactment of additional regulatory approval requirements may delay or prevent our product candidates from being marketed.
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
Changes in funding for the FDA and other government agencies, including from government shutdowns or other disruptions to these agencies’ operations, could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new products from being developed or commercialized in a timely manner, which could negatively impact our business.
The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, the ability to hire and retain key personnel, the ability to accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.
Disruptions at the FDA and other agencies may slow the time necessary for new products to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. Our business depends upon the ability of the FDA to accept and review our potential regulatory filings. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our ability to advance clinical development of our product candidates. Further, future shutdowns of other government agencies, such as the SEC, may also impact our business through review of our public filings and our ability to access the public markets.
Since March 2020 when foreign and domestic inspections of facilities were largely placed on hold, the FDA has been working to resume routine surveillance, bioresearch monitoring and pre-approval
inspections on a prioritized basis. Since April 2021, the FDA has conducted limited inspections and employed remote interactive evaluations, using risk management methods, to meet user fee commitments and goal dates. Ongoing travel restrictions and other uncertainties continue to impact oversight operations both domestic and abroad and it is unclear when standard operational levels will resume. The FDA is continuing to complete mission-critical work, prioritize other higher-tiered inspectional needs (e.g., for-cause
inspections), and carry out surveillance inspections using risk-based approaches for evaluating public health. Should FDA determine that an inspection is necessary for approval and an inspection cannot be completed during the review cycle due to restrictions on travel, and the FDA does not determine a remote interactive evaluation to be adequate, the agency has stated that it generally intends to issue, depending on the circumstances, a complete response letter or defer action on the application until an inspection can be completed. During the
COVID-19
public health emergency, a number of companies announced receipt of complete response letters due to the FDA’s inability to complete required inspections for their applications. Regulatory authorities outside the U.S. may adopt similar restrictions or other policy measures in response to the ongoing
COVID-19
pandemic and may experience delays in their regulatory activities.
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
have over the past two decades required the EU Member States to implement data protection laws to meet strict privacy requirements. Violations of the resulting national law requirements can result in administrative measures, including fines, or criminal sanctions. The
e-Privacy
Directive will be replaced by a new
e-Privacy
Regulation (having direct legal effect without the need for transposition into national laws) which may impose additional obligations and risk for our business. The Draft new
e-Privacy
Regulation is still the subject of negotiations between the Council of the EU and the European Parliament. An update is expected in 2022. The aim is for the Draft Regulation to be in force some time in 2023.
Effective as of May 25, 2018, the Directive has been replaced by Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016, on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (the “GDPR”). Unlike the Directive, the GDPR resorts direct legal effect and (although it contains more than fifty provisions allowing for EU Member States to enact more precise measures) does not require transposition into national laws. As such, it imposes a broad range of strict requirements on companies subject to the GDPR, such as us, including requirements relating to having legal bases for processing personal information (i.e. information relating to identified or identifiable individuals) and transferring such information outside the European Economic Area (the “EEA”), including to the United States, providing details to those individuals regarding the processing of their personal information, keeping personal information secure, having data processing agreements with third parties who process personal information, responding to individuals’ requests to exercise their rights in respect of their personal information, reporting security breaches involving personal data to the competent national data protection authority and affected individuals, appointing data protection officers, conducting data protection impact assessments, and record-keeping. The GDPR focuses strongly on accountability of data controllers (such as us) and requires us to take all technical and organizational measures (privacy by design and by default) to ensure that we meet our obligations. It also increases substantially the penalties to which we could be subject in the event of any non-compliance,
including fines of up to €10,000,000 or up to 2% of our total worldwide annual turnover for certain comparatively minor offenses, or up to €20,000,000 or up to 4% of our total worldwide annual turnover for more serious offenses. In addition, further to the UK’s exit from the EU on January 31, 2020, the GDPR ceased to apply in the UK at the end of the transition period on December 31, 2020. However, as of January 1, 2021, the UK’s European Union (Withdrawal) Act 2018 incorporated the GDPR (as it existed on December 31, 2020, but subject to certain UK specific amendments) into UK law, referred to as the UK GDPR. The UK GDPR and the UK Data Protection Act 2018 set out the UK’s data protection regime, which is independent from but aligned to the EU’s data protection regime.
Non-compliance
with the UK GDPR may result in monetary penalties of up to £17.5 million or 4% of worldwide revenue, whichever is higher. Although the UK is regarded as a third country under the EU’s GDPR, the European Commission has now issued a decision recognizing the UK as providing adequate protection under the EU GDPR and, therefore, transfers of personal data originating in the EU to the UK remain unrestricted. Like the EU GDPR, the UK GDPR restricts personal data transfers outside the UK to countries not regarded by the UK as providing adequate protection. The UK government has confirmed that personal data transfers from the UK to the EEA remain free flowing. Given this robust new legislative framework and the nascent jurisprudence developing in our wake, we face considerable uncertainty as to the correct interpretation and implementation of the GDPR requirements and may be unsuccessful in implementing all technical and organizational measures required by data protection authorities or courts.
In addition to the direct applicability of the GDPR per se, national laws of EU Member States are also in the process of being adapted to the requirements of the GDPR, notably in areas where the GDPR gives leeway to EU Member States to fill in the gaps—thereby implementing national laws which may partially deviate from the GDPR and impose different obligations from country to country, so that we cannot expect to operate in a uniform legal landscape in the EU. Thus, in the field of handling genetic data for instance, the GDPR specifically allows national laws to impose additional and more specific requirements or restrictions, and European laws have historically differed quite substantially in this field, leading to additional uncertainty.
We must also ensure that we maintain adequate safeguards to enable the transfer of personal data outside of the EEA in compliance with European data protection laws, in particular to the United States. The
EU-U.S.
and the
Swiss-U.S. Privacy Shield frameworks
allowed U.S. companies that self-certify to the U.S. Department of Commerce and publicly commit to comply with specified requirements to import personal data from the EU and Switzerland. In 2020, the Court of Justice of the EU ruled that the
EU-U.S. Privacy Shield is
an invalid transfer mechanism, which was one of the primary mechanisms used by U.S. companies to import personal information from Europe in compliance with the GDPR’s cross-border data transfer restrictions, and raised questions about whether the European Commission’s Standard Contractual Clauses, or SCCs, one of the primary alternatives to the Privacy Shield, can lawfully be used for personal information transfers from Europe to the United States or most other countries. Similarly, the Swiss Federal Data Protection and Information Commissioner has opined that the
Swiss-U.S.
Privacy Shield is inadequate for transfers of data from Switzerland to the U.S, and the UK Information Commissioner’s Office has stated that the Privacy Shield framework is inadequate for transfers from the UK to the U.S. Furthermore, on June 4, 2021, the European Commission issued new forms of standard contractual clauses for data transfers from controllers or processors in the EEA (or otherwise subject to the GDPR) to controllers or processors established outside the EEA. The new forms of standard contractual clauses have replaced the standard contractual clauses that were adopted previously under the Data Protection Directive. We will be required to transition to the new forms of standard contractual clauses and doing so may require significant effort and cost. The new standard contractual clauses may also impact our business as companies based in Europe and in the United States may be reluctant to utilize the new clauses to legitimize transfers of personal information to third countries given the burdensome requirements of transfer impact assessments and the substantial obligations that the new standard contractual clauses impose upon exporters. If we are investigated by a European data protection authority, we may face fines and other penalties. Any such investigation or charges by European data protection authorities could have a negative effect on our existing business and on our ability to attract and retain new clients or pharmaceutical partners. We may also experience hesitancy, reluctance, or refusal by European or multi-national clients or pharmaceutical partners to continue to use our products due to the potential risk exposure as a result of the current (and, in particular, future) data protection obligations imposed on them by certain data protection authorities in interpretation of current law, including the GDPR. Such clients or pharmaceutical partners may also view any alternative approaches to compliance as being too costly, too burdensome, too legally uncertain, or otherwise objectionable and therefore decide not to do business with us. Any of the foregoing could materially harm our business, prospects, financial condition, and results of operations.
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
We are and expect to continue to be dependent on collaborations with partners relating to the development and commercialization of our existing and future research programs and product candidates. We had, have and will continue to have discussions on potential partnering opportunities with various pharmaceutical and medical device companies. If we fail to enter into or maintain collaborative agreements on reasonable terms or at all, our ability to develop our existing or future research programs and product candidates could be delayed, the commercial potential of our products could change, and our costs of development and commercialization could increase.
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

We rely on third parties to conduct, supervise and monitor our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.
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
We and these third parties are required to comply with the FDA’s GCPs for conducting, recording and reporting the results of clinical trials to assure that the data and reported results are credible and accurate and that the rights, integrity and confidentiality of clinical trial participants are protected. The FDA, the Competent Authorities of the Member States of the EEA, and comparable foreign regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and clinical trial sites. If we or these third parties fail to comply with applicable GCPs, the clinical data generated in our future clinical trials may be deemed unreliable and the FDA, the EMA, or other foreign regulatory authorities may require us to perform additional clinical trials before approving any marketing applications. Upon inspection, the FDA may determine that our clinical trials did not comply with GCPs. In addition, our future clinical trials will require a sufficient number of test subjects to evaluate the safety and effectiveness of our product candidates. Accordingly, if our CROs fail to comply with these regulations or fail to recruit a sufficient number of patients, we may be required to repeat such clinical trials, which would delay the regulatory approval process.
These third parties are not our employees, and we are therefore unable to directly monitor whether or not they devote sufficient time and resources to our clinical and preclinical programs. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other product development activities that could harm our competitive position. If these third parties do not successfully carry out their contractual duties or obligations, fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements, or for any other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize, our product candidates. If any such event were to occur, our financial results and the commercial prospects for our product candidates would be harmed, our costs could increase, and our ability to generate revenues could be delayed.
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
We also do not have contracts with many of these suppliers, and may not be able to contract with them on acceptable terms or at all. Accordingly, we may experience delays in receiving key raw materials to support clinical or commercial manufacturing. The global impact on supply chains has been one such example seen during 2021 where many supplies were reduced in availability for a short period of time.
In addition, some raw materials are currently available from a single supplier, or a small number of suppliers. We cannot be sure that these suppliers will remain in business, or that they will not be purchased by one of our competitors or another company that is not interested in continuing to produce these materials for our intended purpose.
Since the beginning of the
COVID-19
pandemic, three vaccines for
COVID-19
were granted Emergency Use Authorization by the FDA and two of those later received marketing approval. The resultant demand for vaccines and potential for manufacturing facilities and materials to be commandeered under the Defense Production Act of 1950, or equivalent foreign legislation, may make it more difficult to obtain materials or manufacturing slots for the products needed for our clinical trials, which could lead to delays in these trials.
Risks Related to Our Intellectual Property
Our patents and other intellectual property rights portfolio are relatively young and may not adequately protect our research programs and product candidates, which may impede our ability to compete effectively.
Our success will depend in part on our ability to obtain, maintain and enforce our patents and other intellectual property rights. Our research programs and product candidates are covered by several patent application families, which are either licensed to us or owned by us. Out of the numerous patent applications controlled by us, fifteen national patents have been granted in the US relating to the field of immuno-oncology. We cannot guarantee that it will be in a position in the future to develop new patentable inventions or that we or our licensors will be able to obtain or maintain these patent rights against challenges to their validity, scope and/or enforceability. We cannot guarantee that it is or has been the first to conceive an invention or to file a patent application on an invention, particularly given that patent applications are not published in most countries before
18-months
after the date of filing. Moreover, we may have little or no control over its licensors’ abilities to prevent the infringement of their patents or the misappropriation of their intellectual property. There can be no assurance that the technologies used in our research programs and product candidates are patentable, that pending or future applications will result in the grant to us or our licensors, that any patents will be of sufficient breadth to provide adequate and commercially meaningful protection against competitors with similar technologies or products, or that any patents granted to us or our licensors will not be successfully challenged, circumvented, invalidated or rendered unenforceable by third parties, enabling competitors to circumvent or use them and depriving us from the protection it would need against competitors. If we or our licensors do not obtain meaningful patents on their technologies or if the patents of us or our licensors are invalidated, third parties may use the technologies without payment to us. A third party’s ability to use unpatented technologies is enhanced by the fact that the published patent application contains a detailed description of the relevant technology.
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

We are dependent on patents,
know-how,
and proprietary technology, both our own and licensed from others. We license technology from the Trustees of Dartmouth College, or Dartmouth College. Dartmouth College may terminate our license, if we fail to meet a milestone within the specified time period, unless we pay the corresponding milestone payment. Dartmouth College may terminate either the license in the event we default or breach any of the provisions of the applicable license, subject to 30 days’ prior notice and opportunity to cure. In addition, the license automatically terminates in the event we become insolvent, make an assignment for the benefit of creditors or file, or have filed against us, a petition in bankruptcy. Furthermore, Dartmouth College may terminate our license, after April 30, 2024, if we fail to meet the specified minimum net sales obligations for any year, unless we pay to Dartmouth College the royalty, we would otherwise be obligated to pay had we met such minimum net sales obligation. We also license technology from Horizon Discovery Limited, or Horizon Discovery. Horizon Discovery may terminate our license in case of insolvency, material breach or force majeure. Any termination of these licenses or any of our other licenses could result in the loss of significant rights and could harm our ability to commercialize our product candidates. Disputes may also arise between us and our licensors regarding intellectual property subject to a license agreement, including those relating to:

•	The scope of rights granted under the license agreement and other interpretation-related issues;

•	Whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the license agreement;

•	Our right to sublicense patent and other rights to third parties under collaborative development relationships;

•	The amount and timing of milestone and royalty payments;

•	Whether we are complying with our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates; and

•	The allocation of ownership of inventions and know-how resulting from the joint creation or use of intellectual property by us and our partners and by our licensors.
If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates. We are generally also subject to all of the same risks with respect to protection of intellectual property that we license as it is for intellectual property that we own, which are described below. If we or our licensors fail to adequately protect this intellectual property, our ability to commercialize our products could suffer.
Our licenses may be terminated if we are unable to meet the payment obligations under the agreements (notably if we are unable to obtain additional financing).
We could be unsuccessful in obtaining or maintaining adequate patent protection for one or more of product candidates.
The patent application process is expensive and time-consuming, and we and our current or future licensors and licensees may not be able to apply for or prosecute patents on certain aspects of our product candidates or deliver technologies at a reasonable cost, in a timely fashion, or at all. It is also possible that we or our current licensors, or any future licensors or licensees, will fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, our patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. It is possible that defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, such as with respect to proper priority claims, inventorship, claim scope or patent term adjustments. Under our existing license agreements with the Trustees of Dartmouth College, we have the right, but not the obligation, to enforce our licensed patents. If our current licensors, or any future licensors or licensees, are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised and we might not be able to prevent third parties from making, using, and selling competing products. If there are material defects in the form or preparation of our patents or patent applications, such patents or applications may be invalid and unenforceable. Moreover, our competitors may independently develop equivalent knowledge, methods, and know-how.
Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business, financial condition and operating results.
We currently have issued patents and patent applications directed to our product candidates and medical devices, and we anticipate that we will file additional patent applications in several jurisdictions, including several EU countries and the United States, as appropriate.
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
The strength of patents in the biotechnology and pharmaceutical field can be uncertain, and evaluating the scope of such patents involves complex legal and scientific analyses. The patent applications that we own, or in-licenses
may fail to result in issued patents with claims that cover our product candidates or uses thereof in the EU, in the United States or in other jurisdictions. Even if the patents do successfully issue, third parties may challenge the validity, enforceability, or scope thereof, which may result in such patents being narrowed, invalidated, or held unenforceable. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing their products to avoid being covered by our claims. If the breadth or strength of protection provided by the patent applications, we hold with respect to our product candidates is threatened, this could dissuade companies from collaborating with us to develop, and could threaten our ability to commercialize, our product candidates. Further, because patent applications in most countries are confidential for a period of time after filing, we cannot be certain that we were the first to file any patent application related to our product candidates.
Patents have a limited lifespan. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Further, the extensive period of time between patent filing and regulatory approval for a drug product candidate limits the time during which we can market a drug product candidate under patent protection, which may particularly affect the profitability of our early-stage product candidates. If we encounter delays in our clinical trials, the period of time during which we could market our product candidates under patent protection would be reduced. Without patent protection for our product candidates, we may be open to competition from biosimilar versions of our product candidates.
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

Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist in the fields in which we are developing our product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may give rise to claims of infringement of the patent rights of others.
Although we have conducted analyses of the patent landscape with respect to our product candidates, and based on these analyses, we believe that we will be able to commercialize our product candidates, third parties may nonetheless assert that we infringe their patents, or that we are otherwise employing their proprietary technology without authorization, and may sue us. There may be third-party patents of which we are currently unaware with claims to compositions, formulations, methods of manufacture, or methods of use or treatment that cover our product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies or the manufacture, use, or sale of our product candidates infringes upon these patents. If any such third-party patents were held by a court of competent jurisdiction to cover our technologies or product candidates, the holders of any such patents may be able to block our ability to commercialize the applicable drug product candidate unless we obtain a license under the applicable patents, or until such patents expire or are finally determined to be held invalid or unenforceable. Such a license may not be available on commercially reasonable terms or at all. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, our ability to commercialize our product candidates may be impaired or delayed, which could in turn significantly harm our business.
Third parties asserting their patent rights against us may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and other employee resources from our business, and may impact our reputation. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties, or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. In that event, we would be unable to further develop and commercialize our product candidates, which could harm our business significantly.
We may not be able to protect our intellectual property rights throughout the world.
Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as laws in the EU or the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries, or from selling or importing products made using our inventions in and into other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.
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
Competitors may infringe our patents or the patents of our licensors. To address such infringement, we may be required to file patent infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding or a declaratory judgment action against us, a court may decide that one or more of our patents is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceeding could put one or more of our or of our licensors’ patents at risk of being invalidated, held unenforceable, interpreted narrowly, or amended such that they do not cover our product candidates. Such results could also increase the risk that pending patent applications of our or our licensors may not issue. Defense of these claims, regardless of their merit, would involve substantial litigation expense and could create a substantial diversion of employee resources from our business. Interference or derivation proceedings provoked by third parties may be necessary to determine the priority of inventions with respect to, or the correct inventorship of, our patents or patent applications or those of our licensors. An unfavorable outcome could result in a loss of our current patent rights and could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Litigation, interference, or derivation proceedings may result in a decision adverse to our interests and, even if we are successful, may result in substantial costs and distract our management and other employees.
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
Confidentiality agreements with employees and third parties may not prevent unauthorized disclosure of trade secrets and other proprietary information, and our inability to maintain the confidentiality of that information, due to unauthorized disclosure or use, or other event, could have a material adverse effect on our business.
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
We are increasingly dependent on information technology systems and our systems and infrastructure face the risk of cyber-attacks, theft, tampering or other intrusions.
Our intellectual property and other sensitive company information are dependent on sophisticated information technology systems and are potentially vulnerable to cyber-attack, viruses, misappropriation, or misuse by authorized individuals. A variety of important processes relating to the research & development, clinical operations and production of our products depend heavily on our information systems, including on premises systems, cloud-based systems, or systems of third-party providers to whom we outsource certain business functions, including the storage and transfer of critical, confidential, sensitive, or personal information regarding clinical trial subjects, employees and others.

If our data systems are compromised, our business operations may be impaired, we may lose profitable opportunities, or the value of those opportunities may be diminished, and we may lose value or revenue because of unlicensed use of our intellectual property or confidential or proprietary information.
If personal information of our employees or clinical subjects is misappropriated, our reputation may be injured resulting in loss of business and/or morale, and we may incur costs to remediate possible injury to those individuals or be required to pay fines or take other action with respect to judicial or regulatory actions arising out of such incidents.
Data privacy or security breaches by employees and individuals with permitted access to our systems, including in some cases third-party service providers to which we may outsource certain business functions, may also pose a risk that sensitive data, including intellectual property or personal information, will be exposed to unauthorized persons or to the public.
Cyber-attacks are increasing in frequency, sophistication, and intensity, and opportunistically in response to the implementation of remote working arrangements in the
COVID-19
context. These cyber-attacks are made by groups and individuals with a wide range of expertise and motives (including, but not limited to, industrial espionage). Cyber-attacks could include the deployment of harmful malware, denial of service attacks, worms, social engineering, including phishing, smishing, vishing, impersonation, and other means to collect user credentials, access systems, affect service reliability and threaten data confidentiality, integrity, and availability.
Cyber-attacks could significantly impact the availability of data systems that are essential to conducting routine business operations across the company, including product manufacturing or clinical development, and the recovery efforts could be time consuming and costly.
The development and maintenance of systems to safeguard against such attacks is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become increasingly more sophisticated. Moreover, the costs related to these security measures are expected to continue to increase.
While we have invested to protect our data and other information and continue to upgrade and enhance our systems to keep pace with continuing changes in information processing technology, the possibility of a future data compromise cannot be eliminated entirely, and risks associated with intrusion, exposure, tampering, and theft remain. With respect to attack vectors that are currently unknown, the risk that our defenses are inadequate is significant.
Although we have not, to date, detected any material breaches of our information technology systems, data systems or personal information, the risk of such breaches remains and cannot be completely negated.
Issued patents covering our product candidates could be found invalid or unenforceable if challenged in court or before relevant authority.
If we or one of our licensing partners initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our drug product candidate is invalid or unenforceable. Third parties may also raise similar claims before administrative bodies, even outside the context of litigation. Such mechanisms include re-examination,
inter partes
review, post grant review, oppositions and derivation proceedings. Such proceedings could result in revocation or amendment to our or those of our licensing partners’ patents in such a way that the patent no longer covers and protects the relevant drug product candidate(s). The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity of our patents, for example, we cannot be certain that there is no invalidating prior art of which we, our patent counsel, and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection could have a material adverse impact on our business.
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
(Myriad I);
BRCA1- & BRCA2-Based Hereditary Cancer Test Patent Litig.
(Myriad II); and
Promega Corp. v. Life Technologies Corp.
have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. For example, in
Assoc. for Molecular Pathology v. Myriad Genetics, Inc.
, the U.S. Supreme Court held that certain claims to naturally-occurring substances are not patentable. Although we do not believe that any of the patents owned or licensed by us will be found invalid based on this decision, we cannot predict how future decisions by the courts, the U.S. Congress, or the USPTO may impact the value of our patents.
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
As of December 31, 2021, we employed 88 full-time employees, 6 part-time employees, 7 members of the Executive Committee (among them 3 are under services agreement), and 2 senior managers under management services agreements. As our product candidates move into later stage clinical development and towards commercialization, we must add a significant number of additional managerial, operational, sales, marketing, financial, and other personnel. Future growth will impose significant added responsibilities on members of management, including:

•	Identifying, recruiting, integrating, maintaining, and motivating additional employees;

•
Managing our internal development efforts effectively, including the clinical and FDA review process for our product candidates, while complying with our contractual obligations to contractors and other third parties; and

•	Improving our operational, financial and management controls, reporting systems, and procedures.
Our future financial performance and our ability to commercialize our product candidates will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of our attention away from day-to-day
activities in order to devote a substantial amount of time to managing these growth activities.
If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our product candidates and, accordingly, may not achieve our research, development, and commercialization goals.

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
We may evaluate various acquisitions and strategic partnerships, including licensing or acquiring complementary products, intellectual property rights, technologies, or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including:

•	Increased operating expenses and cash requirements;

•	The assumption of additional indebtedness or contingent liabilities;

•	The issuance of our equity securities;

•	Assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

•	The diversion of our management’s attention from our existing product programs and initiatives in pursuing such a strategic merger or acquisition;

•	Retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;

•	Risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals; and

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
In the event we decide to exploit any discoveries or products from the research funded by under an RCA, the relevant RCA becomes refundable; otherwise, the RCA is not refundable. We own the intellectual property rights which result from the research programs partially funded by the Region, unless it decides not to exploit, or cease to exploit, the results of the research in which case the results and intellectual property rights are transferred to the Region. Subject to certain exceptions, however, we cannot grant to third parties, by way of license or otherwise, any right to use the results without the prior consent of the Region. We also need the consent of the Region to transfer an intellectual property right resulting from the research programs or a transfer or license of a prototype or installation. Obtaining such consent from the Region could give rise to a review of the applicable financial terms. The RCAs also contain provisions prohibiting us from conducting research for any other person which would fall within the scope of a research program of one of the RCAs. Most RCAs provide that this prohibition is applicable during the research phase and the decision phase, but a number of RCAs extend it beyond these phases.
Subsidies received from the Region are dedicated to funding research programs and patent applications and are not refundable. We own the intellectual property rights which result from the research programs or with regard to a patent covered by a subsidy. Subject to certain exceptions, however, we cannot grant to third parties, by way of license, transfer or otherwise, any right to use the patents or research results without the prior consent of the Region. In addition, certain subsidies require that we exploit the patent in the countries where the protection was granted and to make an industrial use of the underlying invention. In case of bankruptcy, liquidation or dissolution, the rights to the patents covered by the patent subsidies will be assumed by the Region by operation of law unless the subsidy is reimbursed. Furthermore, we would lose our qualification as a small or medium-sized
enterprise, the patent subsidies will terminate, and no additional expenses will be covered by such patent subsidies. In 2022 and beyond, we will be required to make exploitation decisions on our remaining outstanding RCA related to the
CAR-T
platform.
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
Management identified no material weakness as of December 31, 2021. See “Item 15—Controls and Procedures” of this Annual Report for further discussion of management’s assessment of the effectiveness of our internal control over financial reporting. Section 404 of the Sarbanes-Oxley Act requires that we include a report of management on our internal control over financial reporting in our Annual Report on Form
20-F.
Assessing our procedures to improve our internal control over financial reporting is an ongoing process. We can provide no assurance that we will not have material weaknesses in the future. Any additional material weaknesses we identify could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to remedy the material weaknesses and continue to conclude that our internal control over financial reporting is ineffective, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of the ADSs could decline, and we could be subject to sanctions or investigations by the NASDAQ Stock Market, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.
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
The ongoing
COVID-19
pandemic, has impacted and may in the future continue to impact our business, including the monitoring and enrollment of our clinical trials, third parties on whom we rely, our supply chain and our future operations.
On March 11, 2020, the World Health Organization declared the novel strain of coronavirus
(COVID-19)
a global pandemic and recommended containment and mitigation measures worldwide. Throughout 2020 and 2021, Belgium and the United States, where we operate, were impacted by temporary closures. While progress has been made in the fight against the ongoing
COVID-19
pandemic, including the broad dissemination and administration of vaccines in certain countries, the
COVID-19
pandemic has continued to spread globally. The length or severity of this pandemic cannot be predicted, but the Company anticipates that there may continue to be additional impacts from a prolonged
COVID-19
environment on the planned development activities of the Company.
Timely enrollment in clinical trials is reliant on clinical trial sites which may be adversely affected by global health matters, including, among other things, the ongoing
COVD-19
pandemic and the emerging variants, such as Delta and Omicron. With regards to our clinical programs, no major disruption in enrollment were experienced in the
CYAD-101,
CYAD-211
or
CYAD-02
programs in 2021 due to the coronavirus pandemic. Enrollment in the respective trials for
CYAD-101
and
CYAD-211
is ongoing without any major disruption due to the coronavirus pandemic, however future disruptions may occur. However, since 2020, certain clinical sites and institutions have not been able to receive visits from us or our representatives during the coronavirus pandemic, which has delayed our data monitoring activities and delayed our ability to lock the databases for completed studies.
The long-term impact of
COVID-19
on the Company’s operations will depend on future developments, which are highly uncertain and cannot be predicted, including the emergence of new variants, such as Delta and Omicron, and, among other things, additional government restrictions intended to contain
COVID-19’s
effects, but potential prolonged closures or other business disruptions may negatively affect its operations and the operations of its agents, contractors, consultants or collaborators, which could have a material adverse impact its business, results of operations and financial condition.
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
These and other factors arising from the
COVID-19
pandemic could worsen in countries that are already afflicted with the virus or could continue to spread to additional countries, each of which may further adversely impact our clinical trials. The ongoing
COVID-19
pandemic continues to evolve and the conduct of our trials may continue to be adversely affected, despite efforts to mitigate this impact.
Even if we are able to enroll a sufficient number of patients in our clinical trials, delays in patient enrollment may result in increased costs or may affect the timing or outcome of our clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our product candidates.
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
We are not profitable and have incurred losses in each period since our inception. For the years ended December 31, 2021, 2020 and 2019, we incurred a loss for the year of €26.5 million, €17.2 million and €28.6 million, respectively. As of December 31, 2021, we had an accumulated deficit of €309.0 million. We expect these losses to increase as we continue to incur significant research and development and other expenses related to our ongoing operations, continues to advance our product candidates through preclinical studies and clinical trials, seek regulatory approvals for our product candidates, scale-up
manufacturing capabilities and hire additional personnel to support the development of our product candidates and to enhance our operational, financial and information management systems.
Our main assets are intellectual property rights concerning technologies that have not led to commercialization of any product. We have never been profitable and have never commercialized any products.
Even if we succeed in commercializing one or more of our product candidates, we will continue to incur losses for the foreseeable future relating to our substantial research and development expenditures to develop our technologies. We anticipate that our expenses will increase substantially if and as we:

•	Continue our research, preclinical and clinical development of our product candidates;

•	Expand the scope of therapeutic indications of our current clinical studies for our product candidates;

•	Initiate additional preclinical studies or additional clinical trials of existing product candidates or new product candidates;

•	Further develop the manufacturing process for our product candidates;

•	Change or add additional manufacturers or suppliers;

•	Seek regulatory and marketing approval for our product candidates that successfully complete clinical studies;

•	Establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval, in the EU and the United States;

•	Make milestone or other payments under any in-license agreements;

•	Maintain, protect and expand our intellectual property portfolio; and

•	Maintain and upgrade internal controls.
We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue.
Our prior losses and expected future losses have had and will continue to have an adverse effect on our shareholders’ equity and working capital. Further, the net losses we incur may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period
comparison of our results of operations may not be a good indication of our future performance.
We may need substantial additional funding, which may not be available on acceptable terms when needed, if at all.
Our operations have required substantial amounts of cash since inception. We expect to continue to spend substantial amounts to continue the clinical development of our product candidates or any future product candidates, including but limited to
CYAD-203
If approved, we will require significant additional amounts in order to launch and commercialize our product candidates.
As of December 31, 2021, the Company had cash and cash equivalents of €30.0 million and no short-term investments. On January 8, 2021, the Company entered into a committed equity purchase agreement (“Purchase Agreement”) for up to $40.0 million with Lincoln Park Capital Fund, LLC (“LPC”), a Chicago-based institutional investor. Over the

24-month term of the Purchase Agreement, the Company will have the right to direct LPC to purchase up to an aggregate amount of $40.0 million American Depositary Shares (“ADSs”), each of which represents one of the ordinary shares of the Company, subject to certain conditions, including that we may only deliver a Regular Purchase Notice (as that term is defined in the Purchase Agreement) of our ADSs so long as the adjusted price of our ADSs exceeds $1.00. As of December 31, 2021, the remaining amount of $28.0 million of this equity purchase agreement is expected to strengthen the Company’s current statement of financial position while also providing the Company with access to future capital on an as needed basis and to ensure sufficient funding to cover its operations for the next 12 months from the date the financial statements are issued.
On December 2, 2021, we entered into a Subscription Agreement (the “Subscription Agreement”) with CFIP CLYD LLC (“Fortress”), an affiliate of Fortress Investment Group, pursuant to which we agreed to sell to Fortress, in an unregistered offering, an aggregate of 6,500,000 ordinary shares at a purchase price of $5.00 per share (the “Private Placement”). The Private Placement closed on December 8, 2021, and resulted in the receipt of gross proceeds of approximately $32,500,000. The net proceeds from the Private Placement, in conjunction with the Purchase Agreement with LPC, are expected to position us to have access to additional working capital and to fund operations for the next 12 months from the date the financial statements are issued.
Based on our current scope of activities, we estimate that our existing cash and cash equivalents, combined with access to the equity purchase agreement established with LPC (remaining amount of $28.0 million as of December 31, 2021), should be sufficient to fund operating expenses and capital expenditure requirements until mid-2023.
However, changing circumstances may cause us to increase our spending significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. We may require additional capital for the further development and commercialization of our product candidates and may need to raise additional funds sooner if we choose to expand more rapidly than we presently anticipate.
The achievement of milestones (R&D, scientific, clinical, regulatory, business) will trigger payment obligations towards Celdara, Dartmouth and Horizon, which will negatively impact the Company’s profitability and may require material additional funding.
The Company contracted over the past year numerous funding agreements with the Walloon Region to partially finance its research and development programs. Under the terms of the agreements, the Company would need to obtain the consent of the Walloon Region for any out-licensing
agreement or sale to a third party of any or all of its products, prototypes or installations which may reduce the Company’s ability to partner or sell part or all of its products. Furthermore, when the research and development programs partially financed by the Company enter in “exploitation phase”, the Company has to start reimbursing the funding received. For more information on the potential financial consequences of these exploitation decisions in terms of potential reimbursements and sales percentage fees to be paid to the Walloon Region. The Company may not be able to reimburse such funding under the terms of the agreements or such reimbursement may jeopardize the funding of its clinical and scientific activities
Our ability to raise additional funds will depend on financial, economic and market conditions and other factors, over which we may have no or limited control, including the current geopolitical tension and military conflict between Russia and Ukraine, and we cannot guarantee that additional funds will be available to it when necessary, on commercially acceptable terms, if at all. If the necessary funds are not available, we may need to seek funds through collaborations and licensing arrangements, which may require us to reduce or relinquish significant rights to our research programs and product candidates, to grant licenses on our technologies to partners or third parties or enter into new collaboration agreements, the terms could be less favorable to us than those we might have obtained in a different context. If adequate funds are not available on commercially acceptable terms when needed, we may be forced to delay, reduce or terminate the development or commercialization of all or part of our research programs or product candidates or we may be unable to take advantage of future business opportunities.
Our net losses and significant cash used in operating activities have raised doubt regarding our ability to continue as a going concern.
We have a limited operating history and have experienced net losses and significant cash used in operating activities in each period since inception. We expect to continue to incur net losses and have significant cash outflows for at least the next year. As of December 31, 2021, we had cash and cash equivalents of €30.0 million and no short-term investments and an accumulated deficit of €309.0 million. On January 8, 2021, we entered into a committed equity purchase agreement (“Purchase Agreement”) over a
24-month
term for up to $40.0 million with Lincoln Park Capital Fund, LLC (“LPC”), pursuant to which LPC’s purchases are subject to certain conditions, including that we may only deliver a Regular Purchase Notice (as that term is defined in the Purchase Agreement) of our ADSs so long as the adjusted price of our ADSs exceeds $1.00. Over the remaining lifetime of the Purchase Agreement, we will have the right to direct LPC to purchase up to an aggregate amount of $28.0 million ADSs.

Our cash and cash equivalents and accumulated deficit, among other factors, raise doubt about our ability to continue as a going concern. Our inability to continue as a going concern could materially limit our ability to raise additional funds through the issuance of new debt or equity securities or otherwise. Future reports on our financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. We have not been profitable since inception, and it is possible we will never achieve profitability. None of our product candidates can be marketed until governmental approvals have been obtained. Accordingly, there is no substantial source of revenues, much less profits, to sustain our present activities, and no substantial revenues will likely be available until, and our product candidates are approved by FDA, EMA or other Competent Authority and successfully marketed, either by us or a partner, an outcome which may not occur. Based on our current level of operating expenditures, we expect our cash position as of December 31, 2021, combined with the full utilization of the remaining $28.0 million (as of December 31, 2021) equity purchase agreement established in January 2021 to be able to fund our operations until mid-2023
but we will require significant additional cash resources to launch new development phases of existing projects in our pipeline. In addition, this period could be shortened if there are any significant increases in planned spending on development programs or more rapid progress of development programs than anticipated. Other financing may not be available when needed to allow us to continue as a going concern. The perception that we may not be able to continue as a going concern may cause others to choose not to deal with us due to concerns about our ability to meet our contractual obligations.
Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our product candidates or technologies.
We may seek additional funding through a combination of equity offerings, debt financings, collaborations and/or licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the shareholders will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. The incurrence of indebtedness and/or the issuance of certain equity securities could result in increased fixed payment obligations and could also result in certain additional restrictive covenants, such as limitations on our ability to incur additional debt and/or issue additional equity, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, issuance of additional equity securities, or the possibility of such issuance, may cause the market price of the Shares to decline. In the event that we enter into collaborations and/or licensing arrangements in order to raise capital, it may be required to accept unfavorable terms, including relinquishing or licensing to a third party on unfavorable terms our rights to technologies or product candidates that we otherwise would seek to develop or commercialize ourselves or potentially reserve for future potential arrangements when we might be able to achieve more favorable terms.
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
As of December 31, 2021, we had cash and cash equivalents of €30.0 million and no short-term investments. We historically have invested substantially all of our available cash and cash equivalents in corporate bank accounts. Pending their use in our business, we may invest the net proceeds of our global offerings in investments that may include corporate bonds, commercial paper, certificates of deposit and money market funds. These investments may be subject to general credit, liquidity, and market and interest rate risks. We may realize losses in the fair value of these investments or a complete loss of these investments, which would have a negative effect on our financial statements.
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
A number of factors may significantly affect the market price of our ordinary shares or ADSs. The main factors are changes in our operating results and those of our competitors, announcements of technological innovations or results concerning our product candidates, changes in earnings estimates by analysts.
Other factors which could cause the price of the shares to fluctuate or could influence our reputation include, amongst other things:

•	Public information regarding actual or potential results relating to products and product candidates under development by our competitors;

•	Actual or potential results relating to our product candidates;

•	Developments concerning intellectual property rights, including patents;

•	Regulatory and medicine pricing and reimbursement developments in Europe, the United States and other jurisdictions;

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
In addition, stock markets have from
time-to-time
experienced extreme price and volume volatility which, in addition to general economic, financial and political conditions, could affect the market price for the Shares regardless of the operating results or our financial condition. The stock market in general and the market for biopharmaceutical companies in particular have experienced extreme volatility that can often been unrelated to the operating performance of particular companies.
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
Phase III heart-failure trial received on December 26, 2013, and reported on January 9, 2014. In April 2015, we notified the FSMA our agreement to settle our investigation by paying the proposed settlement amount of €175,000. Although such settlement does not provide for any admission of guilt on our part, the fact that we have entered into a settlement with the FSMA could cause investors to have a negative perception of our governance structure, which would have a material adverse effect on our business. Further, any future allegations (based on other facts and circumstances) that we failed to comply with applicable securities laws, whether or not true, may subject it to fines, claims and/or sanctions, which could impair our ability to offer our securities or restrict trading in our securities. The occurrence of any of the foregoing could have a material adverse effect on the trading price of our securities and our business.
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
Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the average quarterly value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company (PFIC), for U.S. federal income tax purposes. Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of cash, including the funds raised in offerings of the ADSs. If we are characterized as a PFIC, U.S. holders (as defined below under “Taxation – Material Income Tax Considerations – Certain Material U.S. Federal Income Tax Considerations to U.S. Holders”) of the ADSs may suffer adverse tax consequences, including having gains realized on the sale of the ADSs treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on the ADSs by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of sales of the ADSs.
We do not believe that we were a PFIC for the 2021 taxable year and, based on the expected composition of our income and valuation of our assets, we do not expect to be a PFIC for the 2021 taxable year;
1
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

1	NTD: Pending final PFIC analysis.

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
A liability action can be instituted for our account by one or more of our shareholders who, individually or together, hold securities representing at least 1.0% of the votes or a part of the capital worth at least €1.25 million and have not approved of the discharge from liability that was granted to the directors. If the court orders the directors to pay damages, they are due to us, though the amounts advanced by the minority shareholders (for example attorney’s fees) are to be reimbursed by us. If the action is disallowed, the minority shareholders may be ordered to pay the costs, and should there be grounds therefor, to pay damages to the directors, for example for having conducted provocative and reckless legal proceedings.
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
ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason, subject to your right to cancel your ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting, or we are paying a dividend on our ordinary shares.
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
As a foreign private issuer listed on NASDAQ, we are subject to corporate governance listing standards. However, rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in Belgium, which is our home country, may differ significantly from corporate governance listing standards. For example, neither the corporate laws of Belgium nor our articles of association require a majority of our directors to be independent and we could include non-independent
directors as members of our Nomination and Remuneration Committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Currently, we intend to follow home country practice to the maximum extent possible. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers. See “Item 16F—Corporate Governance.”
In accordance with Belgian law, we have elected to have double voting rights attach to fully paid-up
ordinary shares held of record in the name of the same shareholder for a period of at least two consecutive years, and our significant shareholders and affiliates who are entitled or may become entitled to such double voting rights may be able to exercise an increased direct controlling influence on us.
In accordance with Belgian law, we have elected to have double voting rights attach to each fully paid-up
ordinary share of companies listed on a regulated market (such as the Euronext Brussels and Euronext Paris, where our ordinary shares are listed) that is held of record in the name of the same shareholder for a period of at least two consecutive years. However, under Belgian law, non-registered
ordinary shares in the form of ADSs, and dematerialized shares, are not eligible for double voting rights. To our knowledge, among our significant shareholders, double voting rights currently only attach to 2,368,025 ordinary shares as of December 31, 2021, including to the 2,295,701 shares of Tolefi SA.
Furthermore, our current 5% or greater shareholders and affiliated entities, including Fortress Investment Group, may become entitled to double voting rights in the future in which case, our ownership may become concentrated in the hands of our significant shareholders. If they become entitled to double voting rights, these shareholders would have a significant influence over all matters that require approval by our shareholders, such as the election of directors and approval of significant corporate transactions. Such corporate action might be taken even if other shareholders, including those who purchase ordinary shares or ADSs in this offering, oppose them.

This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial. This concentrated control will limit your ability to influence corporate matters for the foreseeable future and potentially in perpetuity. This concentrated control could also discourage a potential investor from acquiring our ADSs or ordinary shares and might harm the market price of our ADSs or ordinary shares. We cannot predict whether the concentrated control of our shareholders who held our ordinary shares prior to the completion of this offering, including our executive officers, employees and directors and their affiliates, will result in a lower or more volatile market price of our ADSs or ordinary shares or in adverse publicity or other adverse consequences.
We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.
While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2022. In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents and more than 50% of the members of our Executive Committee or members of our Board of Directors are residents or citizens of the United States, we could lose our foreign private issuer status.
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
We and our subsidiaries are subject to income and other taxes in Belgium, the United States, and other tax jurisdictions throughout the world. Tax laws and rates in these jurisdictions are subject to change. Our financial condition can be impacted by a number of complex factors, including, but not limited to: (i) interpretations of existing tax laws; (ii) the tax impact of existing or future legislation; (iii) changes in accounting standards; and (iv) changes in the mix of earnings in the various tax jurisdictions in which we operate. In recent years, many such changes have been made and changes are likely to continue to occur in the future. Future changes in tax laws could have a material adverse effect on our business, cash flow, financial condition or results of operations. We urge our shareholders to consult with their legal and tax advisors with respect to any such legislation and the potential tax consequences of investing in our ordinary shares or ADSs.

ITEM 4.	INFORMATION ON THE COMPANY
A. History and Development of the Company
Our legal and commercial name is Celyad Oncology SA. On June 10, 2020, we rebranded Celyad SA as Celyad Oncology SA to better reflect our ambition to pioneer CAR T cell therapies for cancer and more accurately reflect our team’s expertise in developing innovative cell therapies against cancer. We are a limited liability company incorporated in the form of a naamloze vennootschap/société anonyme
under Belgian law. We are registered with the Register of Legal Entities (RPM Nivelles) under the enterprise number 891.118.115. We were incorporated in Belgium on July 24, 2007, for an unlimited duration. Our fiscal year ends December 31.

Our principal executive and registered offices are located at rue Edouard Belin 2 1435 Mont-Saint-Guibert, Belgium and our telephone number is +32 10 394 100. Our agent for service of process in the United States is Celyad Inc., World Financial District, 60 Broad Street, Suite 3502, New York, NY 10004. We also maintain a website at
www.celyad
.com
. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our website is not a part of this Annual Report.
Our actual capital expenditures related to Property, Plant and Equipment, excluding the impact of recognition of right of use assets for the years ended December 31, 2019, 2020 and 2021, amounted to €0.4 million, €0.2 million and €0.3 million, respectively. These capital expenditures primarily consisted of the acquisition of laboratory equipment and industrial tools, the refurbishment of our research and development laboratories and leasehold improvements of our corporate offices located in Belgium. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs.
The SEC maintains a website (
www.sec
.gov
) that contains reports, proxy and information statements and other information regarding registrants, such as Celyad Oncology SA, that file electronically with the SEC.
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
Over the past few years, as the CAR T landscape has shifted towards pursuing off-the-shelf
approaches, we have continued to steadily progress our allogeneic CAR T franchise and programs by exploring two proprietary, non-gene
edited technology platforms to target the T cell receptor (TCR) complex – short hairpin RNA (shRNA) and T cell receptor inhibitory molecule (TIM). In allogeneic adoptive cell therapy, the infusion of donor-derived T cells to cancer patients with a different background than that of the donor may lead to multiple reactions. These reactions include the donor cells attacking the patient’s healthy tissue, known as Graft-versus-Host disease (GvHD), as well as the rejection of the therapy by the patient’s immune system known as Host-versus-Graft (HvG) reaction.
The TCR, a molecule present on the surface of T cells, is principally responsible for GvHD. At the center of allogeneic CAR T therapy, the goal is to eliminate or blunt the signaling of the TCR through engineering with a specific technology. By reducing the signaling of the TCR, the engineered allogeneic CAR T cells fail to recognize the patient’s healthy tissue as foreign, which avoids GvHD.
We believe
non-gene
edited technologies offer the opportunity to target the TCR specifically without extensive genetic manipulation. Through the co-expression
of our
non-gene
edited technologies with a specific CAR of interest, we can design cell therapy candidates intended to inhibit the function of the TCR while allowing the donor-derived T cells to target the cancer. We believe this unique strategy offers a streamlined approach in advancing the allogeneic CAR T landscape.
Our proprietary
non-gene
edited technologies, shRNA and TIM, offer a unique strategy and streamlined approach to allogeneic CAR T development:

•
Short hairpin RNA (shRNA).
shRNA is a dynamic, innovative technology that relies on RNA interference. The technology allows for the development of allogeneic CAR Ts through the selection of an optimal shRNA, targeting CD3
z
, a key component of the TCR complex. This results in durable high-level knockdown of the TCR on T cells to a level equivalent to that seen if the CD3
z
gene was gene edited with CRISPR/Cas9. In preclinical experiments, the persistence of non-CAR-bearing
allogeneic T cells generated with shRNA was statistically superior to similar cells generated with CRISPR/Cas9. Preclinical models have also shown the broad applicability of shRNA technology to knockdown a diverse set of gene targets, including beta-2-microglobulin
(B2M), CD52,
PD-1,
MICA/MICB and the intracellular lipid kinase diacylglycerol kinase (DGK). In addition, we have demonstrated concurrent knockdown of multiple gene targets, or multiplexing, using our shRNA technology platform.

•
T cell Inhibitory Molecule (TIM).
Our novel TIM peptide interferes with the ability of the TCR to signal and is designed to prevent GvHD. TIM is a truncated form of the CD3
z
component of the TCR complex which lacks the critical signaling domains of the wild-type CD3
z
. In our allogeneic CAR T candidate
CYAD-101,
TIM is
co-expressed
with a NKG2D CAR to reduce the potential of the TCR to induce GvHD. Following the expression of TIM, the peptide acts as a competitive inhibitor to wild-type CD3
z
and is incorporated into the TCR complex.

Central to our pipeline is a cutting-edge
All-in-One
vector approach where we focus on using a single vector to generate CAR T cells to simplify the design and development of our cell therapy candidates. The
All-in-One
vector approach encodes multiple components of the CAR T construct simultaneously, including the CAR, our non-gene
editing technologies including shRNA and TIM, cell selection marker to assist with the enrichment of the manufactured cells and potential therapeutic add-ons
such as cytokines. This single transduction, plug and play approach to CAR T development has the potential to streamline process development and manufacturing while broadening the potential applicability of our candidates.
Schematic of our
All-in-one
Vector Approach

Our shRNA armored CAR T, or shARC, platform combines CARs developed using our shRNA technology along with the co-expression
of cytokines, including
interleukin-18
(IL-18),
and is designed to provide a more robust CAR T cell therapy product candidate to enhance anti-tumor effects and optimize therapy for cancer patients. Specifically,
IL-18
is a proinflammatory cytokine that directly potentiates the anti-cancer activity of CAR T cells while also altering the balance of pro-
and anti-inflammatory cells within tumor tissue. We are currently exploring additional platform assets with specific cytokines in our preclinical pipeline.
Our CAR T Pipeline
The pipeline below presents our allogeneic and autologous product candidates.

AML: Acute myeloid leukemia; BCMA:
B-cell
maturation antigen; mCRC: Metastatic colorectal cancer; MDS: Myelodysplastic syndrome; MM: Multiple myeloma; NKG2DL: Natural killer group 2D ligands; r/r: relapse/refractory.
Our lead product candidates include:

•
CYAD-101
.
CYAD-101
is an investigational,
non-gene
edited, allogeneic CAR T candidate engineered to
co-expresses
the TIM peptide alongside a CAR based on NKG2D, a receptor expressed on natural killer (NK) and T cells, that binds to eight stress-induced ligands.
CYAD-101
is currently being evaluated following FOLFOX preconditioning chemotherapy in the Phase 1b
KEYNOTE-B79
trial with MSD’s
anti-PD-1
therapy, KEYTRUDA
®
(pembrolizumab) in refractory metastatic colorectal cancer (mCRC) patients with microsatellite stable (MSS) / mismatch-repair proficient (pMMR) disease. Enrollment in the
KEYNOTE-B79
trial began in fourth quarter 2021. In February 2022, we announced our decision to voluntarily pause the
KEYNOTE-B79
trial to investigate reports of two fatalities that presented with similar pulmonary findings and evaluate any similar events in additional patients treated on study. On March 1, 2022, the Company was informed via-email communication from the FDA that the KEYNOTE-B79 trial has been placed on clinical hold due to insufficient information to assess risk to study subjects.

•
CYAD-211.
CYAD-211
is an investigational, shRNA-based allogeneic CAR T candidate for the treatment of relapsed / refractory multiple myeloma (r/r MM).
CYAD-211
is engineered to
co-express
a B cell maturation antigen (BCMA) targeting chimeric antigen receptor and a single shRNA, which interferes with the expression of the CD3
z
component of the TCR complex. Preliminary data reported in December 2021 from the dose-escalation segment of the
IMMUNICY-1
Phase 1 trial evaluating
CYAD-211
following Cyflu chemotherapy in patients with r/r MM, showed evidence of clinical activity with a good tolerability profile, including no evidence of Graft versus Host Disease (GvHD). In addition, all patients in the trial had detectable
CYAD-211
cells in the peripheral blood. Enrollment is currently ongoing in the
IMMUNICY-1
Phase 1 trial to evaluate enhanced lymphodepletion with the aim to improve cell persistence and potentially maximize the clinical benefit of
CYAD-211.
The
IMMUNICY-1
protocol also allows for
CYAD-211
redosing in certain patients.

•
CYAD-02.
CYAD-02
is an investigational, autologous CAR T candidate that is designed to co-express
both the NKG2D CAR and a single shRNA targeting the NKG2D ligands MICA/MICB on the CAR T cells. In December 2021, the Company presented clinical results from the dose-escalation
CYCLE-1
Phase 1 trial evaluating
CYAD-02
for the treatment of relapsed or refractory (r/r) acute myeloid leukemia (AML) and myelodysplastic syndromes (MDS). Data from the trial showed that a single shRNA can target two independent genes (MICA/MICB) to enhance the phenotype of the CAR T cells. In addition, the dual knockdown showed a positive contribution to the initial clinical activity of
CYAD-02
as well as a trend towards increased engraftment and persistence compared to the first-generation, autologous NKG2D receptor CAR T.

In addition to our lead clinical product candidates, we have a portfolio of preclinical stage allogeneic product candidates targeting solid tumors and hematological malignancies, including:

•
CYAD-203
.
CYAD-203
is a preclinical,
non-gene
edited allogeneic CAR T candidate and our first armored CAR T candidate engineered to co-express
the cytokine
interleukin-18
(IL-18)
with the NKG2D CAR receptor.
CYAD-203
is currently being evaluated in Investigational New Drug (IND)-enabling studies and submission of the IND application for treatment of solid tumors is expected in the second half of 2022. To the Company’s knowledge,
CYAD-203
is on track to be first ever
IL-18
secreting allogeneic CAR T candidate to enter clinical trials.

WHAT DIFFERENTIATES CELYAD ONCOLOGY?
The level of activity in the CAR T landscape across the globe has exploded over the last few years. The challenges in this subsection of the oncology industry are significant. Most tumors develop undetected over years, fine tuning their capacity to resist treatment, before exploding with clinically relevant disease that rapidly overcomes standard treatment paradigms. Immune-based therapies, including CAR T therapies, are now delivering clinically relevant responses in certain, limited malignancies. The hope is that this initial clinical success with CAR T therapy can be further developed to be effective against a much broader range of cancer.
Encouraging results from clinical trials and several regulatory approvals of CAR T therapies across multiple indications have continued to fuel the interest in the modality. As of the date of this Annual Report, our competitors within the adoptive cell therapy landscape, including CAR Ts, TCRs and
NK-based
cell therapies, include but is not limited to 2seventy bio, Inc., Adicet Bio, Inc, Adaptimmune Therapeutics plc, Alaunos Therapeutics Inc., Allogene Therapeutics Inc., AlloVir, Inc, Arcellx, Inc., Atara Biotherapeutics, Inc., Autolus Therapeutics plc, Beam Therapeutics Inc., Bellicum Pharmaceuticals, Inc., Caribou Biosciences, Inc., CARsgen Therapeutics Co. Ltd., Cellectis S.A., Cellular Biomedicine Group, Celularity, Inc., Century Therapeutics, Inc., CRISPR Therapeutics, Inc., Editas Medicines, Inc, Fate Therapeutics, Inc., Gracell Biotechnologies Inc., Immatics Biotechnologies GmbH, ImmunityBio, Inc., Intellia Therapeutics, Inc., Juno Therapeutics, Inc. (acquired by Celgene Corporation), Kite Pharma, Inc. (acquired by Gilead Sciences, Inc.), Legend Biotech USA, Inc., Lyell Immunopharma, Inc., Medigene AG, Mustang Bio, Inc., Nkarta Therapeutics, Inc., Novartis AG, Poseida Therapeutics, Inc., Precigen, Inc. Precision Biosciences, Inc., Sana Biotechnology, Inc., SQZ Biotech, Inc., TC BioPharm Ltd., TCR2 Therapeutics, Inc., and Tmunity Therapeutics, Inc.
Within this extremely competitive space, the clinical challenges faced by all in the field are largely similar and relate to ensuring target specificity, avoiding toxicity, including on-target,
off tissue effects and ensuring the therapy is sufficiently potent to generate durable clinical responses.
Our expertise in oncology, our proprietary technologies, and our differentiated approach to developing CAR Ts is providing the tools with which to tackle some of these challenges, including the difficulty of targeting a broad array of hematological and solid tumors. Our solutions include:
1. shRNA Platform
Within two years, we moved our first shRNA-based allogeneic approach from concept to the clinic. The rapidity of progressing an early-stage preclinical asset into clinical testing required a major effort across the full organization. However, this focus is important given the potential that shRNA technology offers.
In 2021, we validated the use of our proprietary shRNA technology as a novel allogeneic platform through our first shRNA-based allogeneic candidate,
CYAD-211.
CYAD-211
is a BCMA CAR T employing a single shRNA targeting the CD3
z
component of the TCR complex that generates the allogeneic CAR T cell phenotype.
This validation was established through clinical data generated from the
IMMUNICY-1
trial evaluating
CYAD-211.
The
IMMUNCY-1
trial was key for our company for two main reasons. Firstly, evidence in the clinic that the shRNA technology shRNA-based allogeneic CAR Ts were not associated with GvHD provided an important clinical validation of this approach. Secondly, to the Company’s knowledge, we demonstrated the first evidence of clinical activity of the BCMA CAR T in patients with r/r MM. Our proprietary shRNA technology will underpin our future CAR T product candidates, which includes multiplexing shRNA to generate bespoke modified CAR T candidates for specific cancer indications.

The initial clinical validation of our shRNA technology has provided an important milestone event for the Company. The power and versatility of our shRNA platform, including the ability to multiplex and modulate the levels of gene expression, continues to support its strength, value, and potential differentiation within the allogenic cell therapy landscape.
2. shARC Platform
We introduced our armored CAR franchise, known as the shARC platform, in 2021, and are focusing our efforts on
IL-18
for the first candidate,
CYAD-203.
Published
in vivo
data showed a proposed mechanism for superior proliferation and anti-tumor activity with CAR Ts secreting
IL-18,
as compared to CAR T cells without the cytokine. which served as a basis for our use of
IL-18
for
CYAD-203,
our first armored CAR candidate currently in preclinical trials. As of the date of this Annual Report,
CYAD-203
is on track to be the first
IL-18
secreting allogeneic CAR T candidate. We believe armoring CARs alongside our shRNA technology offers a tremendous opportunity to drive a series of differentiated candidates for both solid tumors and hematological malignancies.
OUR
NON-GENE
EDITED PROPRIETARY TECHNOLOGIES
Allogeneic CAR T cells:
We are working to advance the field of allogeneic CAR T therapy by exploring two proprietary, non-gene
edited technology platforms to target the TCR complex. In adoptive cell therapy, the infusion of donor-derived T cells to cancer patients with a different background than that of the donor may lead to multiple reactions. These reactions include the donor cells attacking the patient’s healthy tissue, known as GvHD, as well as the rejection of the therapy by the patient’s immune system known as Host-versus-Graft, or HvG, reaction.
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
shRNA Armored CAR T (shARC) Platform
In addition, we are developing an armored CAR franchise in conjunction with our shRNA technology, referred to as shRNA Armored CAR T platform, or shARC. The shARC platform uses our shRNA technology in combination with a CAR and a specific cytokine to enhance the anti-tumor effects of the cell therapy and optimize the potential treatment for cancer patients. Initial efforts using the shARC platform have been centered on the use of shRNA technology to knockdown CD3
z
for the generation of allogeneic CAR Ts in combination with the co-expression
of the
pro-inflammatory
cytokine,
IL-18.

Our Proprietary T cell receptor Inhibitory Molecule (TIM) Technology

Our novel TIM technology is designed to interfere with the ability of the TCR to signal to prevent GvHD. TIM is a truncated form of the CD3
z
component of the TCR complex which lacks the critical signaling domains of the wild-type CD3
z
. In
CYAD-101,
TIM is
co-expressed
with a NKG2D CAR to reduce the potential of the TCR to induce GvHD. Following the expression of TIM, the peptide acts as a competitive inhibitor to wild-type CD3
z
and is incorporated into the TCR complex.
LEAD PROGRAMS Celyad Oncology is building a diversified pipeline of next-generation allogeneic and autologous CAR T candidates:

CYAD-101
CYAD-101
is an investigational,
non-gene
edited allogeneic CAR T candidate engineered to
co-express
the chimeric antigen receptor based on NKG2D, the novel inhibitory peptide TIM and a truncated CD19 selection marker. The product candidate leverages our
All-In-One
vector approach with a single transduction, avoiding multiple genetic modifications and costs associated with additional GMP grade materials. TIM inhibits CD3
z
and reduces signaling of the TCR complex, which reduces the potential for GvHD.

alloSHRINK Phase 1 Trial Overview
In December 2018, we initiated the Phase 1 alloSHRINK trial. alloSHRINK is an open-label trial assessing the safety and clinical activity of three consecutive administrations of
CYAD-101
every two weeks administered following preconditioning chemotherapy in patients with refractory unresectable mCRC. The dose-escalation segment of the trial evaluated the administrations of
CYAD-101
concurrently with FOLFOX (combination of
5-fluorouracil,
leucovorin and oxaliplatin) chemotherapy regimen at three dose levels (1×10
8
, 3×10
8
, 1×10
9
cells per infusion). In December 2020, we began enrollment in the expansion cohort of the alloSHRINK trial, which evaluated three infusions of
CYAD-101
at the recommended dose of 1×10
9
cells per infusion of
CYAD-101
concurrently with FOLFIRI (combination of
5-fluorouracil,
leucovorin and irinotecan) preconditioning chemotherapy for the treatment of advanced mCRC.
Phase 1 alloSHRINK Clinical Trial Data
Initial positive data from the alloSHRINK trial were reported both at the Society for Immunotherapy of Cancer (SITC) 2019 and American Society of Clinical Oncology 2020 conferences. In January 2021, we reported additional translational data for the alloSHRINK trial at the American Society of Clinical Oncology 2021 Gastrointestinal Cancers Symposium.
A total of 15 patients with relapsed/refractory mCRC who progressed after previous treatment with oxaliplatin-based or irinotecan-based chemotherapies were enrolled in the dose-escalation, alloSHRINK Phase 1 trial. The number of prior therapies received by patients enrolled in the trial ranged from one to six with a mean of three.
Data from the trial showed that
CYAD-101
following preconditioning chemotherapy was observed to be generally well-tolerated with no GvHD observed, no dose-limiting toxicities reported, no patient discontinuation due to treatment-related adverse events and no treatment-related adverse events greater than Grade 3. Results also showed two patients achieved a partial response (PR) according to RECIST 1.1 criteria, including one patient with a KRAS-mutation.
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
Data from the alloSHRINK trial also showed a tumor burden decrease in eight out of 15 evaluable patients, including six of nine patients at dose level 3. Clinical activity was observed across all dose levels. There was no obvious correlation between response, dose levels nor baseline characteristics.

Of four patients treated at the highest dose level of 1×10
9
CYAD-101
cells per infusion available for analysis, three patients who achieved either a confirmed PR or SD also showed hyper-expanded TCR repertoire post-treatment through the emergence of new T cell clones in the peripheral blood T cell repertoire, while one patient with progressive disease displayed no evidence of new T cell clones. Cytokine modulation was also observed after the first and second infusions of
CYAD-101
in the patient who achieved a confirmed PR from the highest dose level.
All 15 patients from the dose-escalation segment of the alloSHRINK trial were dosed from a single cell bank of
CYAD-101
that was generated in advance from two manufacturing runs each using a fraction of an apheresis from a single healthy donor.
Preliminary data from the dose expansion cohort evaluating
CYAD-101
(1×10
9
cells per infusion) following FOLFIRI preconditioning chemotherapy showed
CYAD-101
was generally well-tolerated with no dose limiting

toxicities or evidence of GvHD. Overall, nine out of ten evaluable mCRC patients showed stable disease at first tumor assessment. Data also showed shorter persistence of
CYAD-101
cells observed after FOLFIRI preconditioning as compared to FOLFOX preconditioning. In 2021, based on improved cell kinetic data and clinical activity data from the alloSHRINK dose-escalation segment of
CYAD-101
following FOLFOX preconditioning, the Company submitted a protocol amendment to regulatory agencies to modify the Phase 1b
KEYNOTE-B79
trial to incorporate FOLFOX as preconditioning chemotherapy.
Phase 1b
KEYNOTE-B79
Trial Overview
In September 2020, we announced a clinical trial collaboration with MSD, a tradename of Merck. The
KEYNOTE-B79
trial will evaluate
CYAD-101
following FOLFOX preconditioning chemotherapy, with Merck’s
anti-PD1
therapy, KEYTRUDA
®
(pembrolizumab), in refractory mCRC patients with MSS / pMMR disease. In December 2021, we announced the first patient was dosed in the
KEYNOTE-B79
trial. In February 2022, we announced our decision to voluntarily pause the
KEYNOTE-B79
trial to investigate reports of two fatalities that presented with similar pulmonary findings and evaluate any similar events in additional patients treated on study. On March 1, 2022, the Company was informed via-email communication from the FDA that the KEYNOTE-B79 trial has been placed on clinical hold due to insufficient information to assess risk to study subjects.
CYAD-211
Phase 1
IMMUNICY-1
Trial Overview
CYAD-211 is an investigational shRNA-based allogeneic CAR T candidate for the treatment of relapsed or refractory multiple myeloma (r/r MM). CYAD-211 is engineered to co-express a BCMA chimeric antigen receptor and a single shRNA hairpin which interferes with the expression of the CD3
z
component of the TCR complex.

Phase 1
IMMUNICY-1
Trial Overview
In November 2020, we initiated the dose-escalation Phase 1
IMMUNICY-1
trial evaluating
CYAD-211
for the treatment of r/r MM.
IMMUNICY-1
is an open-label Phase 1, dose-escalation trial that will evaluate the safety and clinical activity of a single infusion of
CYAD-211
following preconditioning chemotherapy cyclophosphamide (300 mg/m²) and fludarabine (30 mg/m²) in patients with r/r MM. The trial evaluates multiple dose levels of
CYAD-211:
3x10
7
, 1x10
8
and 3x10
8
cells per infusion.

Preliminary data from the IMMUNICY-1 trial showed a favorable tolerability profile with no DLTs, no GvHD and no CAR T cell-related encephalopathy syndrome.

Preliminary cell kinetic data showed all patients had detectable CYAD-211 cells in the peripheral blood, although engraftment was short lasting. This suggests expansion and persistence of cells might be more dependent on the depth and period of the lymphodepletion induced by the preconditioning regimen, which calls for further exploration of lymphodepletion. Initial clinical activity from the dose-escalation segment of the IMMUNICY-1 trial was encouraging with three patients achieving partial response (PR), one in each dose-level, while eight patients had stable disease (SD). One patient with SD of 4.5 months duration showed evidence of reduction in size of plasmacytomas on radiographic studies.
Following the dose-escalation segment of the IMMUNICY-1 trial, the next segment of the study will evaluate enhanced lymphodepleting regimens with the aim to improve cell persistence and potentially maximize the clinical benefit of CYAD-211. Enrollment in the cohorts evaluating enhanced lymphodepletion is ongoing and additional data from the trial are expected in the second half of 2022.

CYAD-02

CYAD-02 is an investigational CAR T therapy that uses an All-in-One vector approach to engineer a patient’s T cells to express both the NKG2D chimeric antigen receptor and shRNA technology to knockdown the expression of NKG2D ligands MICA and MICB on the CAR T cells.

In preclinical models, targeting MICA and MICB with a single shRNA lead to a decrease of ligand expression (Figure A) on T cells and enhanced in vitro
expansion (Figure B) compared to a first-generation autologous NKG2D CAR T product candidate.

CYCLE-1
Trial

In November 2019, we initiated the Phase 1 dose-escalation
CYCLE-1
trial that evaluated the safety and clinical activity of a single infusion of
CYAD-02
following preconditioning chemotherapy with cyclophosphamide and fludarabine for the treatment of relapsed or refractory (r/r) acute myeloid leukemia (AML) and myelodysplastic syndromes (MDS).

In December 2021, we reported data from the Phase 1
CYCLE-1
trial at the American Society of Hematology annual meeting, which overall showed a good tolerability profile of
CYAD-02
following CyFlu preconditioning. Data from the trial showed that a single shRNA can target two independent genes (MICA/MICB) to enhance the phenotype of the CAR T cells. In addition, the dual knockdown showed a positive contribution to the initial clinical activity of
CYAD-02
as well as a trend towards increased engraftment and persistence compared to the first-generation, autologous NKG2D receptor CAR T.
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
LICENSING AND COLLABORATION AGREEMENTS
Celdara
Background
In January 2015, we entered into an agreement with Celdara Medical, LLC, or Celdara in which we purchased all outstanding membership interests of OnCyte, LLC, or OnCyte. In connection with this transaction, we entered into an asset purchase agreement to which Celdara sold to OnCyte certain data, protocols, regulatory documents and intellectual property, including the rights and obligations under two license agreements between OnCyte and The Trustees of Dartmouth College, or Dartmouth, related to our CAR T development programs.

In March 2018, we dissolved the affairs of our wholly owned subsidiary OnCyte. As a result of the dissolution of OnCyte, all the assets and liabilities of OnCyte were fully distributed to us including under our license agreement with Dartmouth.
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
CAR-T
NKR-2
product candidate, (iv) an amount in cash equal to $0.6 million in full satisfaction of any payments owed to Celdara in connection with our license agreement with Novartis International Pharmaceutical Ltd., and (v) an amount in cash equal to $0.9 million in full satisfaction of any payments owed to Celdara in connection with our former license agreement with Ono Pharmaceutical Co., Ltd.
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
The Trustees of Dartmouth College (“Dartmouth”)
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
In August 2017, we and Dartmouth entered into an amendment agreement in order to combine our rights under B7H6 Agreement with our rights under the
CAR-T
License, resulting in the termination of the B7H6 License, and in order to make certain other changes to the agreement. In connection with the amendment, we paid Dartmouth a non-refundable,
non-creditable
amendment fee in the amount of $2.0 million in 2017. Under the amended license agreement, Dartmouth granted us an exclusive, worldwide, royalty-bearing license to certain know-how
and patent rights to make, have made, use, offer for sale, sell, import and commercialize any product or process for human therapeutics, the manufacture, use or sale of which, is covered by such patent rights or any platform product. Dartmouth reserves the right to use the licensed patent rights and licensed know-how,
in the same field, for education and research purposes only. The patent rights included in the amended license agreement also include the patents previously covered by the B7H6 License. In consideration for the rights granted to us under the amended license agreement, we are required to pay to Dartmouth an annual license fee as well as a low single-digit royalty based on annual net sales of the licensed products by us, with certain minimum net sales obligations beginning April 30, 2024, and continuing for each year of sales thereafter. Under the amended license agreement, in lieu of royalties previously payable on sales by sublicensees, Celyad is required to pay Dartmouth a percentage of sublicense income, including royalty payments, (i) for each product sublicense ranging from the mid-single
digits to
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
As further amended in December 2021, this agreement allows Dartmouth to terminate the amended license after April 30, 2026, extended from the prior date of April 30, 2024, in the event that Celyad fails to meet the specified minimum net sales obligations for any year (USD 10 million during first year of sales, USD 40 million during the second year of sales and USD 100 million during the third year of sales and every year of sales thereafter), unless Celyad pays to Dartmouth the royalty Celyad would otherwise be obligated to pay had Celyad met such minimum net sales obligation. Dartmouth may also terminate the license if Celyad fails to meet a milestone within the specified time period, unless Celyad pays the corresponding milestone payment. In connection with the December 2021 amendment, we agreed to certain protective provisions of any sublicenses and paid Dartmouth a non-refundable,
non-creditable
amendment fee and an additional
non-refundable,
non-creditable
sublicense fee to be paid on an annual basis.
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
Horizon Discovery Group/PerkinElmer
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
In December 2020, Horizon Discovery was acquired by PerkinElmer, Inc. (Horizon/PKI).
In 2021, Horizon/PKI informed us they believe we are in material breach of these agreements as a result of certain disclosures we have made in connection with our obligations as a publicly traded company in the United States and Belgium, although they have not formally delivered to us a notice of material breach or termination. We believe any such assertion of material breach would be without merit and we would expect to vigorously defend any such notice of material breach. Any dispute under these agreements would be subject to arbitration in The Hague under the International Chamber of Commerce Rules. We are currently in discussions with Horizon about possible amendments to these agreements in connection with which we would retain freedom to operate under the in-licensed
patents.

Of note, we have filed patent applications which, if issued, would cover other aspects of the product candidates described above as well as products developed by third parties that deploy similar technology and targets. These patent applications encompass the downregulation of one or more of the targets covered under the Horizon/PKI agreements, the use of shRNA to downregulate such targets in immune cells and the combination of shRNAs with a chimeric antigen receptor in immune cells. We are also developing a second generation shRNA platform that does not incorporate any of the Horizon Discovery/Perkin Elmer, Inc. technology described above.
Our lead allogeneic CAR T product candidate,
CYAD-101,
does not incorporate any of the Horizon Discovery/Perkin Elmer, Inc. technology described above.
Currently
CYAD-211
and
CYAD-203
(next generation NKG2D) use the HD/PKI shRNA scaffold. We believe that
CYAD-211
could be impacted by a potential termination. We believe the timeline associated with the clinical development and potential commercialization of the preclinical asset may fall after the IP exclusivity of the HD/PKI shRNA scaffold. However, the emerging data from the program is likely to have an impact on the future prospects of the asset. For
CYAD-203,
we believe the timeline associated with the clinical development and potential commercialization of the preclinical asset are likely to fall after the IP exclusivity of the HD/PKI shRNA scaffold. As such, would have less of a material impact on the asset.
Merck
In September 2020, we entered into a clinical trial collaboration agreement and subsequent agreements with MSD International GmbH, or MSD, a subsidiary of Merck & Co., Inc. The agreements relate to the Phase 1b
KEYNOTE-B79
clinical trial, which will evaluate our investigational
non-gene
edited allogeneic
CAR-T
candidate,
CYAD-101,
following FOLFOX preconditioning chemotherapy, with MSD’s anti-PD-1 therapy, KEYTRUDA
®
(pembrolizumab). The trial will enroll refractory metastatic colorectal cancer (mCRC) patients with microsatellite stable (MSS) / mismatch-repair proficient (pMMR) disease, with the initial goal of determining the safety and tolerability of the combination therapy. The trial began enrollment in the fourth quarter of 2021.
In February 2022, we announced our decision to voluntarily pause the KEYNOTE-B79 trial to investigate reports of two fatalities that presented with similar pulmonary findings and evaluate any similar events in additional patients treated on study. On March 1, 2022, the Company was informed via-email communication from the FDA that the KEYNOTE-B79 trial has been placed on clinical hold due to insufficient information to assess risk to study subjects.
Mesoblast
On May 8, 2018, we entered into a license agreement with Mesoblast, an Australian biotechnology company, to develop and commercialize our intellectual property rights relating to
C-Cathez,
an intra-myocardial injection catheter, related to our former cardiovascular business, for which Mesoblast has paid to Celyad an upfront fee of 1,000,000 USD. In addition to the upfront fee, Celyad may be eligible up to 20,000,000 USD in clinical, regulatory and commercial milestone payments payable in cash or, for certain milestones, in Mesoblast shares.
On January 17, 2022, we entered into an amendment with Mesoblast to convert the license into non-exclusive,
to remove the termination fee of 2,500,000 USD from Mesoblast and to extend certain payments milestones. In consideration for this amendment, Mesoblast has agreed to pay to Celyad 1,500,000 USD in Mesoblast ordinary shares.
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
NKR-T
Cell Platform Patents
As of February 9, 2022, our CAR
T-cell
portfolio includes four patent families exclusively licensed to us by Dartmouth. This portfolio includes nineteen issued U.S. patents; eight pending U.S. patent applications; and 26 foreign granted patents and applications pending in jurisdictions including Australia, Brazil, Canada, China, Europe, Hong Kong, India, Japan, Mexico and Russia. These patents and patent applications relate to specific chimeric antigen receptors and to
T-cell
receptor deficient
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
A third family relates to an anti-B7H6 antibody, CARs and BiTE molecules containing the antibody; to
CAR-T
cells; and methods of treating cancer with the
CAR-T
cells. Two U.S. patents are granted (US9,790,278 and US11,034,766), patents have also been granted in Europe, China and Japan, and applications are pending in China, Europe, Japan and the United States.
A fourth patent family relates to
T-cell
receptor-deficient compositions.
T-cell
receptor, or TCR, deficient human
T-cells
could be particularly useful to generate allogeneic
CAR-T
cells. The family includes members that relate to the concept (irrespective of the way the
T-cell
is made TCR deficient), as well as members describing specific ways of making the cells TCR deficient. There are twelve granted U.S. patents in this family (US 9,181,527; US 9,273,283; US9,663,763; US9,822,340; US9,821,011; US 9,938,497; US 9,957,480; US 10,689,616; US 10,689,617; US 10,689,618; US 10,689,619, and US 11,136,549), as well as four further pending US applications and ten applications in other jurisdictions.
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
CAR
T-Cell
Therapy
Encouraging results from clinical trials have continued to fuel the interest in CAR
T-cell
therapies and our competitors as of the date of this Annual Report include Adicet Bio, Inc, Adaptimmune Therapeutics plc, Affimed NV, Allogene Therapeutics Inc., AlloVir, Inc, Atara Biotherapeutics, Inc., Autolus Therapeutics plc, Bellicum Pharmaceuticals, Inc., bluebird bio, Inc., CARsgen Therapeutics Co. Ltd., Cellectis S.A., Cellular Biomedicine Group, Celularity, Inc., CRISPR Therapeutics, Inc., Editas Medicines, Inc, Fate Therapeutics, Inc., Immatics Biotechnologies GmbH, Intellia Therapeutics, Inc., Juno Therapeutics, Inc. (acquired by Celgene Corporation), Kite Pharma, Inc. (acquired by Gilead Sciences, Inc.), Kuur Therapeutics, Legend Biotech USA, Inc., Lyell Immunopharma, Inc., Medigene AG, Mustang Bio, Inc., NantKwest, Inc., Nkarta Therapeutics, Inc., Novartis AG, Poseida Therapeutics, Inc., Precigen, Inc. Precision Biosciences, Inc., Sana Biotechnology, Inc., Servier Laboratories Limited, Sorrento Therapeutics, Inc., SQZ Biotech, Inc., TC BioPharm Ltd., TCR
2
Therapeutics, Inc., Tmunity Therapeutics, Inc., and Ziopharm Oncology, Inc., Arcellx, Cytovia and Takeda.
Government Regulation
U.S. Regulation
Government authorities in the United States at the federal, state and local level and in other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug and biological products, or biologics, such as our product candidates. Generally, before a new drug or biologic can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and an application for marketing authorization must be approved by the regulatory authority.
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
Our product candidates must be approved by the FDA through the Biologics License Application, or BLA, process before they may be legally marketed in the United States. The process required by the FDA before a biologic may be marketed in the United States generally involves the following:

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
After the BLA submission is accepted for filing, the FDA reviews the BLA to determine, among other things, whether the proposed drug product candidate is safe, pure and potent for its intended use, and whether the drug product candidate is being manufactured in accordance with cGMP to assure and preserve the drug product candidate’s identity, strength, quality, purity and potency. The FDA may refer applications for novel product candidates or product candidates which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. The FDA will likely re-analyze
the clinical trial data, which could result in extensive discussions between the FDA and us during the review process. The review and evaluation of a BLA by the FDA is extensive and time consuming and may take longer than originally planned to complete, and we may not receive a timely approval, if at all.
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
The limitations imposed would be commensurate with the specific safety concerns presented by the product. In addition, the FDA currently requires unless otherwise informed by the agency, pre-approval
of promotional materials for products receiving accelerated approval, which could adversely impact the timing of the commercial launch of the product. The FDA may withdraw approval of a drug, or an indication approved under accelerated approval if, for example, the confirmatory trial fails to verify the predicted clinical benefit of the product. Fast Track designation, priority review and accelerated approval do not change the standards for approval but may expedite the development or approval process.
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

Accelerated Approval for Regenerative Advanced Therapies
As part of the 21st Century Cures Act, Congress amended the FDCA to create an accelerated approval program for products designated as regenerative medicine advanced therapies, which include cell therapies, therapeutic tissue engineering products, human cell and tissue products, and combination products using any such therapies or products. Regenerative medicine advanced therapies do not include those human cells, tissues, and cellular and tissue-based products regulated solely under section 361 of the PHSA and 21 CFR Part 1271. The new program is intended to facilitate efficient development and expedite review of regenerative medicine advanced therapies, which are intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition. A drug sponsor may request that FDA designate a drug as a regenerative medicine advanced therapy concurrently with or at any time after submission of an IND. FDA has 60 calendar days to determine whether the drug meets the criteria, including whether there is preliminary clinical evidence indicating that the drug has the potential to address unmet medical needs for a serious or life-threatening disease or condition. A new drug application or BLA for a regenerative medicine advanced therapy may be eligible for priority review or accelerated approval through (1) surrogate or intermediate endpoints reasonably likely to predict long-term clinical benefit or (2) reliance upon data obtained from a meaningful number of sites. Benefits of such designation also include early interactions with FDA to discuss any potential surrogate or intermediate endpoint to be used to support accelerated approval. A regenerative medicine advanced therapy that is granted accelerated approval and is subject to post-approval requirements may fulfill such requirements through the submission of clinical evidence, clinical studies, patient registries, or other sources of real-world evidence, such as electronic health records; the collection of larger confirmatory data sets; or post-approval monitoring of all patients treated with such therapy prior to its approval.
Orphan Drug Designation and Exclusivity
Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or 200,000 or more individuals in the United States and for which there is no reasonable expectation that the cost of developing and making a drug or biological product available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.
If a product that has orphan drug designation subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full BLA, to market the same biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the BLA application user fee. A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or, as noted above, if the second applicant demonstrates that its product is clinically superior to the approved product with orphan exclusivity, or the manufacturer of the approved product is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

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
U.S. Patent Term Restoration and Marketing Exclusivity
Depending upon the timing, duration and specifics of the FDA approval of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half
the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The U.S. PTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant BLA.
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
“Written Request” for such a trial.
European Union Drug Development
In the EU, our future product candidates will also be subject to extensive regulatory requirements. As in the United States, medicinal products can only be marketed if a marketing authorization, or MA, from the competent regulatory agencies has been obtained.
Clinical Trials Approval
In April 2014, the EU adopted the new Clinical Trials Regulation, (EU) No. 536/2014, or Regulation, which replaced the current Clinical Trials Directive 2001/20/EC, or Directive, on 31 January 2022. The Regulation is directly applicable in all EU Member States meaning no national implementing legislation in each EU Member State is required. The new Regulation aims at harmonizing and streamlining the clinical trials authorization process, simplifying adverse event reporting procedures, improving the supervision of clinical trials, and increasing their transparency. The new Regulation brings about a new Clinical Trials Information System (CTIS), which is a single entry point for sponsors and regulators of clinical trials for the submission and assessment of clinical trial data and enables a sponsor to apply for authorizations in up to 30 EU countries at the same time and with the same documentation, In addition, the transitory provisions of the new Regulation offer the sponsor the possibility to choose between the requirements of the Directive and the Regulation if the request for authorization of a clinical trial is submitted in the 12 months after the new Regulation became applicable. In that case, the clinical trial continues to be governed by the Directive until three years after the new Regulation became applicable.
Drug Review and Approval
In the EU, medicinal products can only be commercialized after obtaining a marketing authorization, or MA.
Following positive completion of clinical trials, pharmaceutical companies can submit an MA application. The MA application shall include all information that is relevant to the evaluation of the medicinal products, whether favorable or unfavorable. The application dossier must include, among other things, the results of pharmaceutical (physicochemical, biological, or microbiological) tests, preclinical (toxicological and pharmacological) tests, and clinical trials, including the therapeutic indications, contra-indications, and adverse reactions, and the recommended dosing regimen or posology.
In addition to demonstrating the safety and efficacy of the medicinal product, pharmaceutical companies are required to guarantee the consistent quality of the product. Therefore, the conditions for obtaining an MA include requirements that the manufacturer of the product complies with applicable legislation including Good Manufacturing Practice, or GMP, related implementing measures and applicable guidelines that involve, amongst others, ongoing inspections of manufacturing and storage facilities. There are two types of marketing authorizations in the EU:
The centralized MA, which is issued by the European Commission through the centralized procedure, based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the European Medicines Agency, or EMA, and which is valid throughout the EU, and in the additional Member States of the European Economic Area (Iceland, Liechtenstein and Norway). The centralized procedure is mandatory for certain types of products, including for medicinal products derived from biotechnological processes, products designated as orphan medicinal products, advanced-therapy medicines (gene-therapy, somatic cell-therapy or tissue-engineered medicines), and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions, and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the EU, or for products that constitute a significant therapeutic, scientific or technical innovation or which is in the interest of public health in the EU.
National MAs, which are issued by the competent authorities of the EU Member States and only cover their respective territory, are available for products not falling within the mandatory scope of the centralized procedure. Where a product has already been authorized for marketing in an EU Member State, this national MA can be recognized in other Member State(s) through the mutual recognition procedure, or MRP. If the product has not received a national MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the decentralized procedure, or DCP. Under the DCP an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State, or RMS. The competent authority of the RMS prepares a draft assessment report, a draft summary of product characteristics, or SmPC, and a draft of the labeling and package leaflet, which are sent to the other Member States (referred to as the Concerned Member States, or CMSs) for their approval. If the CMSs raise no objections, based on a potential serious risk to public health, to the assessment, SmPC, labeling, or packaging proposed by the RMS, the product is subsequently granted a national MA in all the relevant Member States (i.e., in the RMS and the CMSs).
Under the above-described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EU make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.
Now that the UK (which comprises Great Britain and Northern Ireland) has left the EU, Great Britain will no longer be covered by centralized MAs (under the Northern Ireland Protocol, centralized MAs will continue to be recognized in Northern Ireland). All medicinal products with a current centralized MA were automatically converted to Great Britain MAs on January 1, 2021. For a period of two years from January 1, 2021, the Medicines and Healthcare products Regulatory Agency, or MHRA, the UK medicines regulator, may rely on a decision taken by the European Commission on the approval of a new marketing authorization in the centralized procedure, in order to more quickly grant a new Great Britain MA. A separate application will, however, still be required.

Early Access Mechanisms
Several schemes exist in the EU to support earlier access to new medicines falling within the scope of the centralized procedure, in particular (i) accelerated assessment; (ii) conditional MAs; and (iii) MAs granted under exceptional circumstances.
For a medicine, which is of “major public health interest” (in particular, in terms of therapeutic innovation), accelerated assessment can be requested, taking up to 150 days instead of the usual period of up to 210 days (although in each case “clock stops”, where additional information or written or oral explanation is to be provided by the applicant in response to questions asked by the CHMP, may extend the timeframe of the assessment beyond 150 or 210 days (as applicable)). There is no single definition of what constitutes “major public health interest”. This should be justified by the applicant on a case-by-case
basis. The justification should present arguments to support the claim that the medicinal product introduces new methods of therapy or improves on existing methods, thereby addressing to a significant extent the greater unmet needs for maintaining and improving public health.
A conditional marketing authorization is granted prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization. Such conditional marketing authorizations may be granted for product candidates intended for treating, preventing or diagnosing seriously debilitating or life-threatening diseases (including medicines designated as orphan medicinal products), if (i) the risk-benefit balance of the product candidate is positive, (ii) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data post-authorization, (iii) the product fulfills an unmet medical need and (iv) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. A conditional marketing authorization may contain specific obligations to be fulfilled by the marketing authorization holder, including obligations with respect to the completion of ongoing or new studies, and with respect to the collection of pharmacovigilance data. Conditional marketing authorizations are valid for one year, and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions and/or specific obligations. The timelines for the centralized procedure described above also apply with respect to the review by the CHMP of applications for a conditional marketing authorization. A conditional marketing authorization can be converted into a standard centralized marketing authorization (no longer subject to specific obligations) once the marketing authorization holder fulfils the obligations imposed and the complete data confirm that the medicine’s benefits continue to outweigh its risks.
Medicines for which the MA applicant can demonstrate that the normally required comprehensive efficacy and safety data cannot be provided (for example because the disease which the medicine treats is extremely rare) may be eligible for an MA under exceptional circumstances. These are medicines for which it is not normally intended that a full MA will be obtained. Where an MA under exceptional circumstances is granted, it will be subject to a requirement for the applicant to introduce specific procedures, in particular in relation to the safety of the medicine, notification to competent regulatory authorities of any incident relating to its use, and the action to be taken in such circumstances. MAs under exceptional circumstances are reviewed annually to reassess the risk-benefit balance.
Supplementary Protection Certificates and Data/market Exclusivity
In the EU, the extension of effective patent term to compensate originator pharmaceutical companies for the period between the filing of an application for a patent for a new medicinal product and the first MA for such product, has been achieved by means of a Supplementary Protection Certificate, or SPC, which can be applied for by the originator pharmaceutical company within six months from the granting of the first MA and comes into effect on expiry of the basic patent. Such SPC attaches only to the active ingredient of the medicinal product for which the MA has been granted. The SPC for an active ingredient has a single last potential expiry date throughout the EU, and cannot last for more than five years from the date on which it takes effect (
i.e.
, patent expiry). Furthermore, the overall duration of protection afforded by a patent and a SPC cannot exceed 15 years from the first MA. The duration of a medicinal product SPC can be extended by a single six-month
period, or pediatric extension, when all studies in accordance with a pediatric investigation plan, or PIP, have been carried out.

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
Orphan Designation and Exclusivity
Regulation (EC) No. 141/2000, as implemented by Regulation (EC) No. 847/2000 provides that a product can be designated as an orphan medicinal product by the European Commission if its sponsor can establish: that (1) the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (2) either (a) such condition affects no more than five (5) in ten thousand (10,000) persons in the EU when the application is made, or (b) it is unlikely that the product, without the benefits derived from orphan status, would generate sufficient return in the EU to justify the necessary investment in its development; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EU or, if such method exists, the product will be of significant benefit to those affected by that condition. Orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers. The application for orphan designation must be submitted before the application for marketing authorization. The applicant will receive a fee reduction for the marketing authorization application if the orphan designation has been granted, but not if the designation is still pending at the time the marketing authorization is submitted. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.
Products receiving orphan designation in the EU can receive ten years of market exclusivity, during which time no “similar medicinal product” may be placed on the market. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication.
However, marketing authorization may be granted to a similar medicinal product with the same orphan indication during the ten-year
period with the consent of the marketing authorization holder for the original orphan medicinal product or if the manufacturer of the original orphan medicinal product is unable to supply sufficient quantities. Marketing authorization may also be granted to a similar medicinal product with the same orphan indication if the similar product is safer, more effective or otherwise clinically superior to the original orphan medicinal product. The period of market exclusivity may, in addition, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, for example, if the product is sufficiently profitable not to justify maintenance of market exclusivity.
Post-marketing and Pharmacovigilance Requirements
When granting an MA, competent authorities (
i.e.
, the EMA or the relevant national competent authorities) may impose an obligation to conduct additional clinical testing, sometimes referred to as Phase IV clinical trials, or other post-approval commitments, to monitor the product after commercialization. Additionally, the MA may be subjected to limitations on the indicated uses for the product.
Also, after an MA has been obtained, the marketed product and its manufacturer and MA holder will continue to be subject to a number of regulatory obligations, as well as to monitoring/inspections by the competent authorities.

Under applicable pharmacovigilance rules, pharmaceutical companies must, in relation to all their authorized products, irrespective of the regulatory route of approval, collect, evaluate and collate information concerning all suspected adverse reactions and, when relevant, report it to the competent authorities. This information includes both suspected adverse reactions signaled by healthcare professionals, either spontaneously or through post-authorization studies, regardless of whether or not the medicinal product was used in accordance with the authorized SmPC and/or any other marketing conditions, and suspected adverse reactions identified in worldwide-published scientific literature. To that end, an MA holder must have (permanently and continuously) at its disposal an appropriately qualified person responsible for pharmacovigilance and establish an adequate pharmacovigilance system. All relevant suspected adverse reactions, including suspected serious adverse reactions, which must also be reported on an expedited basis, should be submitted to the competent authorities in the form of Periodic Safety Update Reports, or PSURs. PSURs are intended to provide an update for the competent authorities on the worldwide safety experience of a medicinal product at defined time points after authorization. PSURs must therefore comprise a succinct summary of information together with a critical evaluation of the risk/benefit balance of the medicinal product, taking into account any new or changing information. The evaluation should ascertain whether any further investigations need to be carried out, and whether the SmPC or other product information needs to be modified.
To ensure that pharmaceutical companies comply with pharmacovigilance regulatory obligations, and to facilitate compliance, competent authorities will conduct pharmacovigilance inspections. These inspections are either routine (
i.e.,
aimed at determining whether the appropriate personnel, systems, and resources are in place) or “for cause” (
i.e.,
targeted to companies suspected of being
non-compliant,
or in response to specific issues arising where there is a potential for increased risk of non-compliance).
Reports of the outcome of such inspections will be used to help improve compliance and may also be used as a basis for enforcement action.
Other Regulatory Matters
Advertising of medicines is subject to tighter controls than general consumer goods and specific requirements are set forth in Directive 2001/83/EC (as implemented in each EU Member State), which apply in addition to the general rules. In general, advertising of unapproved medicinal products or of unapproved uses of otherwise authorized medicinal products (
e.g.
,
off-label
uses) is prohibited, and advertising for prescription medicinal products must be directed only towards health care professionals (
i.e.
, advertising of these products to the general public is prohibited). Member States have implemented the advertising rules differently and the requirements vary significantly depending on the specific country. Advertising of medicinal products in an online setting, including social media, can be particularly challenging given the strict rules in place. Such prohibitions on advertising have been implemented into UK law through the Human Medicines Regulations 2012, and therefore will continue to apply in the UK despite its departure from the EU.
The manufacturing of authorized medicinal products, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the applicable EU laws, regulations and guidance, including Directive 2001/83/EC, Directive 2003/94/EC, Regulation (EC) No 726/2004 and the European Commission Guidelines for Good Manufacturing Practice. These requirements include compliance with EU cGMP standards when manufacturing medicinal products and active pharmaceutical ingredients, including the manufacture of active pharmaceutical ingredients outside of the EU with the intention to import the active pharmaceutical ingredients into the EU.
The aforementioned EU rules are generally applicable in the European Economic Area, or EEA, which consists of the EU Member States, plus Norway, Liechtenstein and Iceland
.
Brexit and the Regulatory Framework in the United Kingdom
On June 23, 2016, the electorate in the UK voted in favor of leaving the EU (commonly referred to as “Brexit”), and the UK formally left the EU on January 31, 2020. There was a transition period during which EU pharmaceutical laws continued to apply to the UK, which expired on December 31, 2020. However, the EU and the UK have concluded a trade and cooperation agreement, or TCA, which was provisionally applicable since January 1, 2021, and has been formally applicable since May 1, 2021. The TCA includes specific provisions concerning pharmaceuticals, which include the mutual recognition of GMP, inspections of manufacturing facilities for medicinal products and GMP documents issued, but does not foresee wholesale mutual recognition of UK and EU pharmaceutical regulations. At present, Great Britain has implemented EU legislation on the marketing, promotion and sale of medicinal products through the Human Medicines Regulations 2012 (as amended) (under the Northern Ireland Protocol, the EU regulatory framework will continue to apply in Northern Ireland). The regulatory regime in Great Britain therefore currently aligns with EU regulations, however it is possible that these regimes will diverge in future now that Great Britain’s regulatory system is independent from the EU and the TCA does not provide for mutual recognition of UK and EU pharmaceutical legislation.
Pricing and Reimbursement
United States
Sales of our products will depend, in part, on the extent to which our products, once approved, will be covered and reimbursed by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. These third-party payors are increasingly reducing reimbursements for medical products and services. The process for determining whether a third-party payor will provide coverage for a drug product, including a biologic, typically is separate from the process for setting the price of a drug product or for establishing the reimbursement rate that a payor will pay for the drug product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity, and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific drug products on an approved list, also known as a formulary, which might not include all of the approved drugs for a particular indication. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained.
In the United States and markets in other countries, patients generally rely on third-party payors to reimburse all, or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance. Our ability to successfully commercialize our product candidates will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a sufficient return on our investment. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels.
In order to secure coverage and reimbursement for any drug product candidate that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the drug product candidate, in addition to the costs required to obtain FDA or other comparable regulatory approvals. Whether or not we conduct such studies, our product candidates may not be considered medically necessary or cost-effective. A third-party payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage, and adequate reimbursement, for the product. Third party reimbursement may not be sufficient to enable us to maintain price levels high enough to realize an appropriate return on our investment in product development.
The containment of healthcare costs has become a priority of federal and state governments, and the prices of drugs, including biologics, have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for any product candidate that we commercialize and, if reimbursement is available, the level of reimbursement. In addition, many pharmaceutical manufacturers must calculate and report certain price reporting metrics to the government, such as average sales price, or ASP, and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely. Further, these prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs. Decreases in third-party reimbursement for our drug product candidate or a decision by a third-party payor to not cover our drug product candidate could reduce physician usage of the drug product candidate and have a material adverse effect on our sales, results of operations and financial condition.
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
In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, started in April 2013 and will stay in effect through 2030 unless additional Congressional action is taken.
Pursuant to the Coronavirus Aid, Relief, and Economic Security Act, also known as the CARES Act, as well as subsequent legislation, these reductions have been suspended from May 1, 2020, through March 31, 2022 due to the
COVID-19
pandemic. Then, a 1% payment reduction will occur beginning April 1, 2022, through June 30, 2022, and the 2% payment reduction will resume on July 1, 2022.
Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an Executive Order to initiate a special enrollment period from February 15, 2021, through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The Executive Order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how other healthcare reform measures of the Biden administrations or other efforts, if any, to challenge repeal or replace the ACA, will impact our business. Further, on May 30, 2018, the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.
In addition, there have been several changes to the 340B drug pricing program, which imposes ceilings on prices that drug manufacturers can charge for medications sold to certain health care facilities. On December 27, 2018, the District Court for the District of Columbia invalidated a reimbursement formula change under the 340B drug pricing program, and CMS subsequently altered the FYs 2019 and 2018 reimbursement formula on specified covered outpatient drugs (“SCODs”). The court ruled this change was not an “adjustment” which was within the Secretary’s discretion to make but was instead a fundamental change in the reimbursement calculation. However, most recently, on July 31, 2020, the U.S. Court of Appeals for the District of Columbia Circuit overturned the district court’s decision and found that the changes were within the Secretary’s authority. On September 14, 2020, the plaintiffs-appellees filed a Petition for Rehearing En Banc (i.e., before the full court), but was denied on October 16, 2020. Plaintiffs-appellees filed a petition for a writ of certiorari at the Supreme Court on February 10, 2021. On Friday July 2, 2021, the Supreme Court granted the petition. It is unclear how these developments could affect covered hospitals who might purchase our future products and affect the rates we may charge such facilities for our approved products in the future, if any.
In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country.

European Union
In the EU, pricing and reimbursement for pharmaceutical products are not harmonized and fall within the exclusive competence of the national authorities, provided that basic transparency requirements (such as maximum timelines) defined at the European level are met as set forth in Directive 89/105/EEC relating to the transparency of measures regulating the prices of medicinal products for human use and their inclusion in the scope of national health insurance systems. A Member State may approve a specific price for a medicinal product, or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. For example, in France, effective access to the market assumes that our future products will be reimbursed by social security. The price of medications is negotiated with the Economic Committee for Health Products, or CEPS.
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
The various public and private plans, formulary restrictions, reimbursement policies, patient advocacy groups, and cost-sharing requirements may play a role in determining effective access to the market of our product candidates. The national competent authorities may also use a range of policies and other initiatives intended to influence pharmaceutical consumption. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our product candidates. Historically, products launched in the EU do not follow price structures of the United States and generally tend to be priced at a significantly lower level.
Other Healthcare Laws and Compliance Requirements
Our business operations in the United States and our arrangements with clinical investigators, healthcare providers, consultants, third-party payors and patients may expose us to broadly applicable federal and state fraud and abuse and other healthcare laws. These laws may impact, among other things, our research, proposed sales, marketing and education programs of our product candidates that obtain marketing approval. The laws that may affect our ability to operate include, among others:

•
The federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration (including any kickback, bribe or rebate), directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order, or recommendation of, an item, good, facility or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it to have committed a violation. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act or federal civil monetary penalties;

•
Federal civil and criminal false claims laws and civil monetary penalty laws, which impose penalties and provide for civil whistleblower or qui tam actions against individuals and entities for, among other things, knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payers that are false or fraudulent, or making a false statement or record material to payment of a false claim or avoiding, decreasing, or concealing an obligation to pay money to the federal government, including for example, providing inaccurate billing or coding information to customers or promoting a product off-label.
Manufacturers can be held liable under the federal False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The federal False Claims Act also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the federal False Claims Act and to share in any monetary recovery;

•
The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created federal criminal statutes that prohibit, among other things, a person from knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or obtaining money or property of the health care benefit program through false pretenses, representations, or promises any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willingly falsifying, concealing or covering up a material fact, making false statements or using or making any false, fictitious, or fraudulent document in connection with the delivery of or payment for healthcare benefits or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

•
The federal Physician Payments Sunshine Act, enacted as part of the ACA, which requires applicable manufacturers of covered drugs, devices, biologics and medical supplies to track and annually report to CMS payments and other transfers of value provided to physicians and teaching hospitals and certain ownership and investment interest held by physicians or their immediate family members in applicable manufacturers and group purchasing organizations. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, there may be additional federal, state and
non-U.S.
laws which govern the privacy and security of health and other personal information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts;

•
HIPAA, as amended by the Health Information Technology and Clinical Health Act, or HITECH, and its implementing regulations, including the Final Omnibus Rule published in January 2013, which imposes certain requirements on covered entities and their business associates relating to the privacy, security and transmission of individually identifiable health information;

•
The U.S. federal transparency requirements under the ACA, including the provision commonly referred to as the Physician Payments Sunshine Act, and its implementing regulations, which requires applicable manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to CMS, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members. Effective January 1, 2022, these reporting obligations extend to include transfers of value made to certain non-physician
providers (physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and anesthesiologist assistants, and certified-nurse midwives);

•	federal government price reporting laws, which require us to calculate and report complex pricing metrics in an accurate and timely manner to government programs;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

•
State law and foreign law equivalents of each of the above federal laws, such as state anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, state marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements, state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines. Several states also impose other marketing restrictions or require pharmaceutical companies to make marketing or price disclosures to the state and require the registration of pharmaceutical sales representatives. State and foreign laws, including for example the European Union General Data Protection Regulation, which became effective May 2018 also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. There are ambiguities as to what is required to comply with these state requirements and if we fail to comply with an applicable state law requirement, we could be subject to penalties. Finally, there are state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect as HIPAA, thus complicating compliance efforts.

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
In the U.S., to help patients afford our approved product, we may utilize programs to assist them, including patient assistance programs and co-pay
coupon programs for eligible patients. Government enforcement agencies have shown increased interest in pharmaceutical companies’ product and patient assistance programs, including reimbursement support services, and a number of investigations into these programs have resulted in significant civil and criminal settlements. In addition, at least one insurer has directed its network pharmacies to no longer accept co-pay
coupons for certain specialty drugs the insurer identified. Our co-pay
coupon programs could become the target of similar insurer actions. In addition, in November 2013, the CMS issued guidance to the issuers of qualified health plans sold through the ACA’s marketplaces encouraging such plans to reject patient cost-sharing support from third parties and indicating that the CMS intends to monitor the provision of such support and may take regulatory action to limit it in the future. The CMS subsequently issued a rule requiring individual market qualified health plans to accept third-party premium and cost-sharing payments from certain government-related entities. In September 2014, the OIG of the HHS issued a Special Advisory Bulletin warning manufacturers that they may be subject to sanctions under the federal anti-kickback statute and/or civil monetary penalty laws if they do not take appropriate steps to exclude Part D beneficiaries from using co-pay
coupons. Accordingly, companies exclude these Part D beneficiaries from using co-pay
coupons. It is possible that changes in insurer policies regarding co-pay
coupons and/or the introduction and enactment of new legislation or regulatory action could restrict or otherwise negatively affect these patient support programs, which could result in fewer patients using affected products, and therefore could have a material adverse effect on our sales, business, and financial condition.
Third party patient assistance programs that receive financial support from companies have become the subject of enhanced government and regulatory scrutiny. The OIG has established guidelines that suggest that it is lawful for pharmaceutical manufacturers to make donations to charitable organizations who provide co-pay
assistance to Medicare patients, provided that such organizations, among other things, are bona fide charities, are entirely independent of and not controlled by the manufacturer, provide aid to applicants on a first-come basis according to consistent financial criteria and do not link aid to use of a donor’s product. However, donations to patient assistance programs have received some negative publicity and have been the subject of multiple government enforcement actions, related to allegations regarding their use to promote branded pharmaceutical products over other less costly alternatives. Specifically, in recent years, there have been multiple settlements resulting out of government claims challenging the legality of their patient assistance programs under a variety of federal and state laws. It is possible that we may make grants to independent charitable foundations that help financially needy patients with their premium, co-pay,
and
co-insurance
obligations. If we choose to do so, and if we or our vendors or donation recipients are deemed to fail to comply with relevant laws, regulations or evolving government guidance in the operation of these programs, we could be subject to damages, fines, penalties, or other criminal, civil, or administrative sanctions or enforcement actions. We cannot ensure that our compliance controls, policies, and procedures will be sufficient to protect against acts of our employees, business partners, or vendors that may violate the laws or regulations of the jurisdictions in which we operate. Regardless of whether we have complied with the law, a government investigation could impact our business practices, harm our reputation, divert the attention of management, increase our expenses, and reduce the availability of foundation support for our patients who need assistance.
On December 2, 2020, the HHS published a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers (PBMs), unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale,
as well as a safe harbor for certain fixed fee arrangements between PBMs and manufacturers. Implementation of this change and new safe harbors for point-of-sale
reductions in price for prescription pharmaceutical products and PBM service fees are currently under review by the current U.S. presidential administration and may be amended or repealed. Further, on December 31, 2020, CMS published a new rule, effective January 1, 2023, requiring manufacturers to ensure the full value of co-pay
assistance is passed on to the patient or these dollars will count toward the Average Manufacturer Price and Best Price calculation of the drug. On May 21, 2021, PhRMA sued the HHS in the U.S. District Court for the District of Columbia, to stop the implementation of the rule claiming that the rule contradicts federal law surrounding Medicaid rebates. It is unclear how the outcome of this litigation will affect the rule. We cannot predict how the implementation of and any further changes to this rule will affect our business. Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the current U.S. presidential administration may reverse or otherwise change these measures, both the current U.S. presidential administration and Congress have indicated that they will continue to seek new legislative measures to control drug costs.
The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry.
Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant administrative, civil, and/or criminal penalties, damages, fines, disgorgement, individual imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. Further, defending against any such actions can be costly and time consuming, and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. If the physicians or other healthcare providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they also may be subject to administrative, civil, and/or criminal sanctions, including exclusions from government funded healthcare programs. If any of the above occur, our ability to operate our business and our results of operations could be adversely affected.
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

In December 2020, Horizon Discovery was acquired by PerkinElmer, Inc. (Horizon/PKI).
In 2021, Horizon/PKI informed us they believe we are in material breach of these agreements as a result of certain disclosures we have made in connection with our obligations as a publicly traded company in the United States and Belgium, although they have not formally delivered to us a notice of material breach or termination. We believe any such assertion of material breach would be without merit and we would expect to vigorously defend any such notice of material breach. Any dispute under these agreements would be subject to arbitration in The Hague under the International Chamber of Commerce Rules. We are currently in discussions with Horizon about possible amendments to these agreements in connection with which we would retain freedom to operate under the in-licensed
patents.
Of note, we have filed patent applications which, if issued, would cover other aspects of the product candidates described above as well as products developed by third parties that deploy similar technology and targets. These patent applications encompass the downregulation of one or more of the targets covered under the Horizon/PKI agreements, the use of shRNA to downregulate such targets in immune cells and the combination of shRNAs with a chimeric antigen receptor in immune cells. We are also developing a second generation shRNA platform that does not incorporate any of the Horizon Discovery/Perkin Elmer, Inc. technology described above.
Our lead allogeneic CAR T product candidate,
CYAD-101,
does not incorporate any of the Horizon Discovery/Perkin Elmer, Inc. technology described above.
C. Organizational Structure.
We and our subsidiaries, or the Group, is made of the following entities as of December 31, 2021. The following diagram illustrates our corporate structure.

Name	Country of Incorporation and Place of Business	Nature of Business	Proportion of ordinary	Proportion of ordinary shares held by us (%)	Proportion of ordinary shares held by non- controlling interests (%)
			shares directly
			held by parent (%)
Celyad Oncology SA	BE	Biopharma	Parent company
Celyad Inc	US	Biopharma	100%	100%	0%
CorQuest Medical Inc	US	Medical Device	100%	100%	0%
Biological Manufacturing Services SA	BE	Manufacturing	100%	100%	0%
See “Item 4.A.—History and Development of the Company.”
D. Property, Plants and Equipment.
We rent a 2,284 square meter office space from the Axis Parc developer located at the Axis Parc in Mont-Saint-Guibert pursuant to a lease agreement dated October 15, 2015, as amended from time to time, which expires on June 30, 2025. We also rent a 1,120 square meter office and laboratory space from the Axis Parc developer pursuant to a lease agreement dated June 30, 2020, as amended from time to time, which expires on June 30, 2029. In September 2016, we entered into a six-year
lease agreement for our U.S. corporate offices (555 square meter office space) located in Boston, Massachusetts. Since February 2018, this office space is subleased to a third party through the end of the six-year
lease agreement.
We have committed to maintain our headquarters and registered office in the Walloon Region of Belgium and all of our existing activities will continue to be performed in the Walloon Region.

ITEM 4A.	UNRESOLVED STAFF COMMENTS.
Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Information pertaining to fiscal year 2019 was included in our Annual Report on Form
20-F
for the year-ended December 31, 2020, on pages
93-109,
under Item 5, “Operating and Financial Review and Prospects”, which was filed with the SEC on March 24, 2021.
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
Since our acquisition of OnCyte LLC, or OnCyte, a wholly-owned subsidiary of Celdara Medical, LLC, a privately-held U.S. biotechnology company, we have devoted the majority of our financial resources to research and development of CAR T cell therapy product candidates. Our current efforts are focused on discovery research, conducting clinical trials of our product candidates, manufacturing of our clinical stage candidates, general and administrative support for these operations and protecting our intellectual property. We currently do not have any products approved for sale and have not generated any revenues from immunotherapy product sales.
As of December 31, 2021, we have been funded through the following transactions:

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

•
Proceeds of €9.2 million from issuance of 1,962,812 ADS to LPC from January 8, 2021, until the date of this Annual Report. On January 8, 2021, the Company has entered into a committed equity purchase agreement (“Purchase Agreement”) for up to $40.0 million with Lincoln Park Capital Fund, LLC (“LPC”), a Chicago-based institutional investor. Over the
24-month
term of the Purchase Agreement, the Company will have the right to direct LPC to purchase up to an aggregate amount of $40.0 million American Depositary Shares (“ADSs”), each of which represents one ordinary share of the Company.

•	Proceeds of €0.9 million from issuance of a total of 188,800 new shares by the Company and subscribed by Jefferies under the ATM in May 2021 and June 2021.

•
Proceeds of €28.9 million from issuance of 6,500,000 new shares were issued by decision of the board of directors and subscribed for by CFIP CLYD LLC in the framework of a private placement in December 2021.

•
Proceeds of €34.6 million from recoverable cash advances, or RCAs, granted by Walloon Region government, and €4.3 million from other grants granted by Walloon Region, Federal Belgian Institute for Health Insurance Inami and Federal Government through the R&D tax credit. The RCAs are a non-dilutive
financing source.

We have incurred net losses in each year since our inception. Substantially all of our net losses have resulted from costs incurred in connection with our research and development programs and from general and administration expenses associated with our operations. For the years ended December 31, 2021, 2020 and 2019, we incurred a loss for the year of €26.5 million, €17.2 million and, €28.6 million, respectively. As of December 31, 2021, we had an accumulated deficit of €309.0 million. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially in connection with our ongoing activities, as we:

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

We do not expect to generate material revenue from drug product sales unless and until we successfully complete development of, and obtain marketing approval for, one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we anticipate that we will need to raise additional capital prior to commercialization of our lead product candidates. Until such time that we can generate substantial revenue from drug product sales, if ever, we expect to finance our operating activities through a combination of equity offerings, debt financings, government or other third-party funding, including government grants and RCAs, and collaborations and licensing arrangements. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to others rights to develop or market product candidates that we would otherwise prefers to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full.
Our financial statements for 2019, 2020 and 2021 have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.
Financial Operations Overview
A. Operating Results
Our operating income consists of revenues and other income.
Revenues
The Company’s license and collaboration agreements have generated no revenue in 2021 and in 2020.
Cost of sales
For the years 2021 and 2020 no costs of sales related to our programs have been recorded.
Research and Development expenses
Research and development expenses amounted to €20.8 million and €21.5 million for the years ended December 31, 2021 and 2020, respectively, and represented 68% and 70% of our total research and development and general and administrative operating expenses. For the periods presented in this report, research and development expenses included all of our operating expenses, except the general and administrative expenses. It included all the costs related to our operations in the following departments; research and development, clinical, manufacturing, regulatory, quality and intellectual property.
With the exception of the
C-Cath
ez
development costs capitalized since May 2012, we expense all research and development costs as they are incurred. A total of €1.1 million development costs of
C-Cath
ez
have been capitalized since May 1, 2012, the month following our receipt of the CE mark for
C-Cath
ez
. We may review this policy in the future depending on the outcome of our current development programs.
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
Research and development activities are central to our business. We expect that our other research and development expenses will continue to grow in the future mostly with the development of drug product candidates from our CAR T cell programs. The expected increase in research and development expenditures will mostly relate to higher personnel costs, outsourcing costs and additional preclinical and clinical studies.

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

•	Per patient clinical trial costs;

•	The number of patients who participate in clinical trials;

•	The drop-out or discontinuation rates of patients;

•	The duration of patient follow-up;

•	The scope, rate of progress and expense of our ongoing as well as any additional non-clinical studies, clinical trials and other research and development activities;

•	Clinical trial and early-stage results;

•	The terms and timing of regulatory approvals;

•	The expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and

•	The ability to market, commercialize and achieve market acceptance of our product candidates.
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
General and administrative expenses
General and administrative expenses represented 32% and 30% of our total research and development and general and administrative operating expenses for the years ended December 31, 2021 and 2020, respectively.
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
When we do not exploit (or cease to exploit) the results under an RCA, we have to notify the Walloon Region of this decision. This decision is our sole responsibility. The related liability is then discharged by the transfer of such results to the Walloon Region. Also, when we decide to renounce to its rights to patents which may result from the research, title to such patents will be transferred to the Walloon Region. In that case, the RCA liability is extinguished.
Since inception through December 31, 2021, we have received subsidy RCAs totaling €34.6 million. In 2022 and beyond, the Group will have to make exploitation decisions on the remaining RCAs (agreements numbered 8087, 8088, 1910028, 8212, 8436 and 8516).
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

Since inception through December 31, 2020, we have received government grants totaling €3.7 million.
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
In 2017, we recognized, for the first time, a R&D tax credit (€1.2 million) receivable from the federal government that included a one-time
catch-up
effect. Since 2018, further R&D tax credit receivables are recorded on an annual base increment. For the year ended December 31, 2021, we recorded additional R&D tax credit of €0.7 million, taking into account all information available as of December 31, 2021, in line with the previous year. In 2020, we established an accrual under other current liabilities to cover for a €1.0 million reimbursement of R&D tax credit related to an assessment resulting from an audit of fiscal years 2013 and 2014. In 2021, we established an additional accrual of €0.8 million to cover for the reimbursement of R&D tax credit related to tax audit on fiscal year 2015. The reimbursement will be required through the first quarter of 2022 even though the management plans to appeal the assessment.
Collection of the research and development tax credits since 2021 is totaling €0.6 million.
Other expenses
For the periods presented in this Annual Report, our other expenses mainly refer to:

i.	Non-cash expenses relating to liability remeasurement required by IFRS on the amortized cost remeasurement of the recoverable cash advances liability; or

ii.	Clinical development milestones payments.
For the year ended December 31, 2021, other expenses mainly refer to:

i.
the remeasurement income on the recoverable cash advances (RCAs) of €0.3 million for the year ended December 31, 2021, which is mainly related to the time accretion (which reflects the development of the Group’s product candidates using CAR T technology and their progress towards market approval in both autologous and allogeneic programs) and the revaluation of the U.S. dollar against the Euro, refer to disclosure note 19; and

ii.	the other expenses are mainly associated with the amendment fees on license agreement with Dartmouth signed in December 2021 for €1.1 million.
For the year ended December 31, 2020, other expenses mainly referred to clinical development milestones for (€0.1 million) paid to Dartmouth after that the Group successfully dosed the first patient with
CYAD-02
in
CYCLE-1
trial for r/r AML and MDS treatment.
Finance income
Finance income relates to interest income earned on bank accounts and from currency exchange rate differences. Our cash and cash equivalents have been deposited primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a modest amount of interest income. Given the level of market interest rates for corporate deposits of short-term maturities, the Group has not invested in short-term deposits over the years 2021 and 2020.

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
Voluntary change in accounting policy:
During the year ended December 31, 2021, we changed our accounting policy related to the presentation of capital reduction reserve to reflect the absorption of historical accounting losses into share premium. Under the previous policy, we presented the transfer of losses into the share premium as a component of accumulated deficit. We changed our policy to present the amount of transfer losses into the share premium separately from accumulated deficit on the Statements of Financial Position and Changes in Shareholders’ Equity. The change in presentation was made to provide a more faithful presentation of the nature of components of our shareholders’ equity. This change has no impact on our financial position, results of operations or cash flows for any periods presented.
Consolidated Financial Data
The following is a summary of our consolidated financial data.
Comparisons for the Years Ended December 31, 2021 and 2020
Revenues

(€’000)	For the year ended December 31,
	2021	2020
Out-licensing revenue (non-refundable upfront payment)	—	—
Other revenue	—	5

Total Revenue	—	5

Our license and collaboration agreements have generated no revenue in 2021 and 2020.
Cost of sales
No operations qualify for such a presentation for the year ended December 31, 2021 and comparative period.
Research and development expenses

(€’000)	For the year ended December 31,
	2021	2020
Employee expenses	9 475	8 564
Travel & Living	85	116
Clinical study costs	4 000	5 555
Preclinical study costs	2 473	1 976
Process development and scale-up	770	1 056

Consulting fees	568	372
IP filing and maintenance fees	353	230
Share-based payments	644	927
Depreciation	1 276	1 511
Rent and utilities	670	800
Delivery systems	—	47
Others	459	369

Total R&D expenses	20 773	21 522

The Research and Development expenses include
pre-clinical,
manufacturing, clinical, quality, intellectual property and regulatory expenses and other research and development expenses, which are aggregated and presented as a single line in our consolidated financial statements.
Bottom-line, the R&D expenses show a year-over-year decrease of €0.7 million. The decrease in our R&D expenses is primarily driven by:

•	The increase of employee expenses mainly related to movement of employees through the year ended December 31, 2021 to support our preclinical and clinical programs

•	The increase of preclinical activities associated with the CYAD-203 program (next-generation NKG2D) and other next-generation CAR T candidates, compensated by;

•	The decrease of process development and clinical development after our decision in Q4 2020 to discontinue the development of first-generation, autologous CAR T candidate CYAD-01;

•	The decrease of process development associated to the transition from preclinical to clinical development of the CYAD-211 program; and

•	The decrease of the expenses associated with the share-based payments (non-cash expenses) related to the warrants plan offered to our employees, managers and directors.
The key projects driving the research and development expenses in 2021 included:

•	The clinical studies conducted on our product candidates;

•
The preclinical studies conducted on our
CAR-T
product candidates in allogeneic settings for solid tumors and the development of our allogeneic platform, which evaluates multiple non-gene
editing technologies.

General and administrative expenses

(€’000)	For the year ended December 31,
	2021	2020
Employee expenses	3 575	3 363
Share-based payments	1 529	1 855
Rent	50	87
Insurances	1 642	1 182
Communication & Marketing	434	454
Consulting fees	2 254	1 747
Travel & Living	31	91
Post-employment benefits	(7)	19
Depreciation	243	320
Other	157	197

Total General and administration	9 908	9 315

General and Administrative expenses were €9.9 million in 2021 as compared to €9.3 million in 2020, an increase of €0.6 million. This increase primarily relates to higher insurances costs (D&O insurance principally) and consulting fees related to legal, recruitment and capital raise activities have been partially compensated by the decrease of the expenses associated with the share-based payments
(non-cash
expenses) related to the warrants plan offered to the employees, managers and directors.
Change in fair value of contingent consideration

(€’000)	For the year ended December 31,
	2021	2020
Change in fair value of contingent consideration	847	9 228

Total Change in fair value of contingent consideration	847	9 228

For the year ended December 31, 2021, the fair value adjustment (€0.8 million) relating to the contingent consideration and other financial liabilities as of December 31, 2021, is mainly driven by:

•	The update of the assumptions associated with the timing of the potential commercialization of our allogenic CYAD-101 CAR T program for mCRC which has been delayed by one year;

•
The update of the assumptions associated with the timing, development and the potential commercialization of our autologous
CYAD-02
CAR T program for r/r AML/MDS to reflect the future development of the program through potential partnership, which has been delayed by one year;

•	The update in WACC used for fair value measurement purposes at December 31, 2021;

•	The revaluation of the U.S. dollar against the Euro; and

•	The updated assumptions on Probability of Success (PoS) associated with our CAR T programs.
For the year ended December 31, 2020, the change in fair value of the contingent consideration and other financial liabilities was mainly driven by updated assumptions associated with the timing of the potential commercialization of the Company’s autologous AML/MDS CAR T program which had been delayed by one year.
Other income and expenses
Other income

(€’000)	For the year ended December 31,
	2021	2020
Grant income (RCA’s)	2 731	2 311
Grant income (Other)	1 448	779
Remeasurement of RCA’s	—	933
R&D tax credit	687	657
Gain on sales of Property, plant & equipment	—	35
Other	43	17

Total Other Income	4 909	4 731

Our other income is associated with grants received from the Walloon Region mainly in the form of recoverable cash advances (RCAs) and R&D tax credit income:

•
Grant income (RCAs): additional grant income has been recognized in 2021 on grants in the form of recoverable cash advances (RCAs) for contracts numbered 8087, 8088, 8212, 8436 and 1910028. According to IFRS standards, we have recognized grant income for the period amounting to €2.7 million and a liability component of €1.6 million is accounted for as a financial liability. The increase compared to December 31, 2020 is mainly associated with additional grant income recognized on new conventions signed during the last quarter of 2020 (contracts numbered 8212 and 8436) and on convention numbered 1910028, partly compensated by the decrease on grant income recognized on conventions associated to autologous programs (contract numbered 7685, 8087 and 8088);

•
Grant income (Others): additional grant income has been recognized in 2021 on grants received from the Federal Belgian Institute for Health Insurance Inami (€0.3 million) and from the regional government (contracts numbered 8066 and 8516 for €1.1 million), not referring to RCAs and not subject to reimbursement. The increase compared to December 31, 2020 is mainly due to grant income recognized on new convention signed in the last quarter of 2021 with the regional government (contract numbered 8516);

•
with respect to R&D tax credit, the current year income is predicated on a R&D tax credit recorded (€0.7 million), which has been updated taking into account all information available at this date and is in line with previous year.

Other expenses

(€’000)	For the year ended December 31,
	2021	2020
Clinical Development milestone payment	—	69
Remeasurement of RCA’s	328	—
Loss on disposals of Property, plant & equipment	1	10
Other	1 137	35

Total Other Expenses	1 466	114

For the year ended December 31, 2021, other expenses mainly refer to:

•
The remeasurement income on the recoverable cash advances (RCAs) of €0.3 million for the year ended December 31, 2021, which is mainly related to the time accretion (which reflects the development of our product candidates using CAR T technology and their progress towards market approval in both autologous and allogeneic programs) and the revaluation of the U.S. dollar against the Euro; and

•	The other expenses are mainly associated with the amendment fees on license agreement with Dartmouth signed in December 2021 for €1.1 million.
Non-recurring
operating income and expenses
Non-recurring
operating income and expenses are defined as
one-off
items, not directly related to our operational activities. No operations qualify for such a presentation for the years 2021 and 2020.
Operating loss

For the year ended December 31, 2021, the loss from operations amounted to €26.4 million versus €17.0 million in 2020 for the reasons stated above.
Financial income and financial expenses

(€’000)	For the year ended December 31,
	2021	2020
Interest finance leases	217	260
Interest on overdrafts and other finance costs	21	19
Interest on RCAs	17	18
Foreign Exchange differences	—	136

Finance expenses	255	434

Finance income on the net investment in lease	26	46
Interest income bank account	1	5
Foreign Exchange differences	5	—
Other financial income	112	166

Finance income	144	217

Net Financial Result	(111)	(217)

Financial results refer mainly to interest on finance leases.
Income taxes
As we incurred losses in all the relevant periods, we had no taxable income and therefore incurred no significant corporate taxes.
Loss for the year
As a result of the foregoing, the net loss for the financial year 2021 amounts to €26.5 million, compared to a net loss of €17.2 million for the prior year for the reasons stated above.
B. Liquidity and Capital Resources
We have financed our operations since inception through several private placements of equity securities, several contributions in kind, an initial public offering on Euronext Brussels and Paris, an initial U.S. public offering on Nasdaq, follow-on
offerings on Euronext and Nasdaq, and
non-dilutive
governmental support.
Through December 31, 2021, the total gross proceeds of the placement of our securities amounted to €338.3 million and total non-dilutive
funding amounted to €38.9 million. For information on our use of and policies regarding financial instruments, please see Note 3 and Note 23 included in our consolidated financial statements appended to this Annual Report.
The table hereunder summarizes our sources and uses of cash for the years ended December 31, 2021, 2020, and 2019.

	For the years ended December 31,
(€’000)	2021	2020	2019
Cash used in operating activities	(26 643)	(27 665)	(28 202)
Cash from/(used in) investing activities	(126)	157	8 987
Cash flows from financing activities	39 521	5 396	18 276
Net increase/(decrease) in cash and cash equivalents	12 752	(22 112)	(940)

Comparison between 2021 and 2020
The net cash used for the year ended December 31, 2021 is a net cash inflow amounting to €12.8 million, compared to a net cash outflow of €22.1 million for the year ended December 31, 2020.
The cash outflow resulting from operating activities amounted to €26.6 million for the year ended December 31, 2021, which is in line with the €27.7 million for the year ended December 31, 2020.
Cash flow from investing activities represented a net cash outflow of €0.1 million for the year ended December 31, 2021, which is in line 2020 activities.
The increase in cash inflow from financing activities is primarily due to:

•	An increase in the proceeds from capital raise of €36.6 million obtained in 2021. No capital increase had occurred in the year 2020; and

•	A partial offset coming from lower proceeds received from Walloon Region and Federal Government in 2021 for a total amount of €4.4 million (compared to €7.3 million in 2020).
Comparison between 2020 and 2019
The net cash used for the year ended December 31, 2020 is a net cash outflow amounting to €22.1 million, compared to a net cash outflow of €10.4 million for the year ended December 31, 2019.
The cash outflow resulting from operating activities amounted to €27.7 million for the year ended December 31, 2020, which is in line with the €28.2 million for the year ended December 31, 2019.
Cash flow from investing activities represented a net cash inflow of €0.2 million for the year ended December 31, 2020, which represents a decrease of €8.8 million compared to the year ended December 31, 2019, largely driven by the fact that we had proceeds from short-term investments of €9.2 million in 2019.
The decrease in cash inflow from financing activities is primarily due to:

•	A decrease in the proceeds from capital raise of €16.4 million obtained in 2019 compared to no proceeds associated with the capital markets in 2020 and;

•	A partial offset coming from an increase of the proceeds from government grants received in 2020 for a total amount of €7.3 million (compared to €3.6 million in 2019).
Cash and Funding Sources
2
Over the last three years, we obtained new financing mostly through the issuance of our shares. A summary of our funding activities is as follows:

(€’000)	Total	Equity capital	Finance leases	Loans
2019	16 448	16 448	—	—
2020	—	—	—	—
2021	36 568	36 568	—	—

Total financing	53 016	53 016	—	—

2	The uncertainly raised by the COVID-19 pandemic is not impacting our corporate cash flow, capital resources and liquidity. For additional information on COVID-19 pandemic update, refer to note 2.

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
On January 8, 2021, the Company has entered into a committed equity purchase agreement (“Purchase Agreement”) for up to $40.0 million with Lincoln Park Capital Fund, LLC (“LPC”), a Chicago-based institutional investor. Over the
24-month
term of the Purchase Agreement, the Company will have the right to direct LPC to purchase up to an aggregate amount of $40.0 million American Depositary Shares (“ADSs”), each of which represents one ordinary share of the Company. From January 8, 2021, until December 31, 2021, a total of 1,962,812 new shares have been issued by the Company and subscribed by LPC for a cash proceed of €9.2 million, before deducting underwriting commissions and offering expenses. As of December 31, 2021, there is a remaining access to the equity purchase agreement established with LPC for an amount of $28.0 million.
On May 21, 2021 and June 14, 2021, a total of 188,800 new shares have been issued by the Company and subscribed by Jefferies under the ATM for a cash proceed of €0.9 million, before deducting underwriting commissions and offering expenses.
On December 8, 2021, 6,500,000 new shares were issued by decision of the board of directors and subscribed for by CFIP CLYD LLC in the framework of a private placement for a global cash proceed of €28.9 million ($32.5 million), before deducting underwriting commissions and offering expenses.
No warrants were exercised for equity capital proceeds in 2021, 2020 and 2019.
In 2019, 2020 and 2021, our capital expenditures have been financed mainly by cash and cash equivalents.
Amounts received from the Walloon Region, booked as advances repayable, correspond to funding received under several RCAs, dedicated to supporting specific development programs related to
CAR-T
platform, THINK and DEPLETHINK (for
CYAD-01),
CYAD-02,
CYAD-101,
CYAD-203,
CYAD-211
clinical studies, new engagers and C-Cath
ez
at the end of 2021.
The changes in the advances repayable balance recorded in 2021, 2020 and 2019 are summarized in the table below:

(€’000)
Balance of January 1, 2019	3 140

+ liability recognition	1 481
- repayments	(256)
+/- other transactions including change of fair value	120
Balance at December 31, 2019	4 485

+ liability recognition	1 284
- repayments	(246)
+/- other transactions including change of fair value	(933)
Balance at December 31, 2020	4 591

+ liability recognition	1 575
- repayments	(280)
+/- other transactions including change of fair value	328
Balance at December 31, 2021	6 213

Capital Expenditures
We do not capitalize our research and development expenses until we receive marketing authorization for the applicable product candidate. Accordingly, all clinical, research and development spend related to the development of our
CAR-T
product candidates and allogeneic platform have been accounted for as operating expenses for the current year 2021, like for prior years.
Our capital expenditures were €0.4 million, €0.3 million and €0.6 million for the years ended December 31, 2021, 2020 and 2019 respectively.
In 2022, we anticipate new capital expenditures in our laboratories and manufacturing plant.
The
non-current
assets are detailed in the following table.

As of December 31,
(€’000)	2021	2020	2019
Intangible assets	36 168	36 171	36 199
Property, plant and equipment	3 248	4 119	5 061
Other non-current assets	6 235	6 089	5 740
Total	45 651	46 379	47 000
The decrease in
non-current
assets observed at
year-end
2021 compared to
year-end
2020, is primarily the result of:

•	A decrease of €0.9 million on Property, plant and equipment mainly resulting from the depreciation of assets; and

•
An increase in additional
non-current
assets, mainly related to the revaluation of the USD receivable to collect from Mesoblast (€2.2 million at December 31, 2021, compared to €1.9 million for the period ended December 31, 2020), partly compensated by the decrease of net investment in our lease, as we sublease some office spaces it leases from a head lessor (no remaining non-current
asset for the period ended December 31, 2021 compared to €0.2 million for the period ended December 31, 2020).

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

Contractual Obligation
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

(€’000)	Total	Less than one year	One to three years	Three to five years	More than five years
As at December 31, 2021
Lease liabilities (undiscounted)	2 965	1 057	1 431	477	—
Bank loan	—	—	—	—	—
Pension obligations	53	—	—	—	53
Advances repayable (current and non-current)	6 213	362	616	740	4 495

Total financial liabilities	9 231	1 419	2 047	1 217	4 548

Operating Capital Requirements
As of December 31, 2021, we had cash and cash equivalents of €30.0 million and no short-term investments. On January 8, 2021, we entered into a committed equity purchase agreement (“Purchase Agreement”) over a
24-month
term for up to $40.0 million with Lincoln Park Capital Fund, LLC (“LPC”). Over the remaining lifetime of the Purchase Agreement, we will have the right to direct LPC to purchase up to an aggregate remaining amount of $28.0 million ADSs, each of which represents one of our ordinary shares. As of December 31, 2021, the remaining amount of $28.0 million of this equity purchase agreement is expected to strengthen our current statement of financial position while also providing us with access to future capital on an as needed basis and to ensure sufficient funding to cover our operations for the next 12 months from the date the financial statements are issued.
Based on our current scope of activities, we estimate that our cash and cash equivalents as of December 31, 2021 combined with the remaining access to the equity purchase agreement established with Lincoln Park Capital Fund, LLC (remaining amount of $28.0 million as of December 31, 2021) should be sufficient to fund operating expenses and capital expenditure requirements until mid-2023.
We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. In any event, we will require additional capital to pursue preclinical and clinical activities, obtain regulatory approval for, and to commercialize our product candidates.
Until we can generate a sufficient amount of revenue from our product candidates, if ever, we expect to finance our operating activities through a combination of equity offerings, debt financings, government, including RCAs and subsidies, or other third-party financings and collaborations. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to our existing shareholders, increased fixed payment obligations and these securities may have rights senior to those of our ordinary shares. If we incur indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.
There are no legal or economic restrictions on the ability of our subsidiaries to transfer funds to Celyad Oncology SA in the form of cash dividends, loans or advances.
Our present and future funding requirements will depend on many factors, including, among other things:

•	The size, progress, timing and completion of our clinical trials for any current or future product candidates;

•	The number of potential new product candidates we identify and decide to develop;

•	The costs involved in filing patent applications, maintaining and enforcing patents or defending against claims or infringements raised by third parties;

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
D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of trends, see “Item 4.B.—Business Overview,” “Item 5.A.—Operating Results” and “Item 5.B.—Liquidity and Capital Resources.”
E. Critical Accounting Estimates
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
F. Safe Harbor.
This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Special Note Regarding Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
.
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
Until such time as the Fortress Shareholders (which shall have the meaning ascribed to it in that certain shareholders’ rights agreement dated as of December 2, 2021 by and between CFIP CLYD LLC and the Company, in the form filed with the United States Securities and Exchange Commission on December 3, 2021) own in the aggregate less than 10% of the then outstanding shares (including shares underlying American Depositary Shares) for a period of more than thirty (30) consecutive days:

(i)
Fortress Investment Group LLC (“Fortress”) shall have the right to select two (2) individuals (the “Fortress Designees”) to be, at Fortress’s option, (a) members of the Board,
(b) non-voting
observers of the Board or (c) a combination thereof (provided that if Fortress selects both Fortress Designees to be members of the Board, Fortress may also select a third Fortress Designee to be a non-voting
observer of the Board), and

(ii)
the Board, at Fortress’s option, (a) shall recommend the confirmation or (re)appointment of any two (2) Fortress Designees as members of the Board at any applicable general meeting of shareholders of the Company, (b) shall appoint any two (2) Fortress Designees as non-voting
observers of the Board or (c) shall proceed to a combination thereof, and

(iii)
Upon the termination of the board mandate of any Fortress Designee (for whatever cause), at the option of Fortress, (a) the Company shall as soon as practicably possible co-opt
to the Board a replacement Fortress Designee, and shall use best efforts to cause the confirmation of the co-optation
at the next general meeting of shareholders of the Company; or (b) the Company shall as soon as practicably possible approve the appointment of a replacement Fortress Designee as a non-voting
observer of the Board of Directors, and

(iv)
the Company shall not, directly or indirectly, without the consent of recommend, directly or indirectly, or take any action to (a) increase the size of the Board or
(b) co-opt
or appoint to the Board, in place of the Fortress Designees, any individual other than a Fortress Designee.

At the date of this Report, the Board of Directors consists of 9 members, one of which is an executive director (with daily management authority) and 8 of which are non-executive
directors, including three independent directors. The Board of Directors is composed of 6 men and 3 women.

Name	Position	Term	Board Committee Membership

Mel Management SRL (1)	Chairman of the Board Non-Executive Director	2025	Chairman of the Nomination and Remuneration Committee

Filippo Petti	Executive Director	2024

Serge Goblet	Non-executive director	2024

Chris Buyse	Non-executive director	2024

Christopher LiPuma (2)	Non-executive director	2022

Hilde Windels	Independent director	2022	Member of the Audit Committee and the Nomination and Remuneration Committee

Ami Patel Shah (3)	Non-Executive Director	2022

Dominic Piscitelli	Independent Director	2024	Chairman of the Audit Committee and member of the Nomination and Remuneration Committee

Marina Udier	Independent Director	2025	Member of the Audit Committee

(1) Represented by Michel Lussier.
(2)   Christopher LiPuma has been elected as Board member as of January 20, 2022, in replacement of RAD Lifesciences BV who resigned from the Board on January 14, 2022.
(3)   Ami Patel Shah has been elected as Board member on December 7, 2021 in replacement of Maria Koehler who has resigned from the Board of Directors on August 5, 2021.

The following paragraphs contain brief biographies of each of the directors, or in case of legal entities being director, their permanent representatives, with an indication of other relevant mandates as member of administrative, management or supervisory bodies in other companies during the previous five years.
Michel
Lussier
serves as Chairman of the Board of Directors. Mr. Lussier
co-founded
Cardio3 Biosciences SA the company which became Celyad SA. Mr Lussier currently serves also on several Boards of Directors: iSTAR Medical SA and Gabi Smart Care SA as Chairman, Occlutech AG as board member. Previously, Mr Lussier founded MedPole SA and its North American affiliate Medpole LTD, a Medtech and cell therapy incubator for start-up
companies, serving as CEO until July 2020. From May 2014 and until September 2020, Mr. Lussier also served as the CEO of Metronom Health Inc, an early stage medical device company founded by Fjord Ventures, where he also acted as a management consultant. Mr. Lussier served as a member of the Board of Directors of Biological Manufacturing Services SA until 2017. Prior to that, from 2002 to 2013, he worked for Volcano Corporation, where he served in global leadership positions. Mr Lussier started his career with Medtronic where he held a number of technical, marketing, sales then general management roles. Mr. Lussier obtained a Bachelor of Sciences degree in Electrical Engineering and Master’s Degree in Biomedical Engineering at the University of Montreal. He also holds an MBA from INSEAD, France.
Filippo Petti
is our Chief Executive Officer, Chief Financial Officer and Executive Director. Prior to joining us, Mr. Petti worked in healthcare investment banking both at Wells Fargo Securities and William Blair & Company, until 2017. Prior to his roles in investment banking, Mr. Petti spent several years in equity research covering U.S. biotechnology companies both at William Blair & Company and Wedbush Securities. He began his career as a research scientist at OSI Pharmaceuticals, Inc. focused on drug discovery and translational research, and later transitioning into corporate development with the company. Mr. Petti holds a Master of Business Administration from Cornell University, a Master of Science from St. John’s University and a Bachelor of Science from Syracuse University.
Serge Goblet
holds a Master Degree in Business and Consular Sciences from ICHEC, Belgium and has many years of international experience as director in Belgian and foreign companies. Mr. Goblet is the managing director of TOLEFI SA, a Belgian holding company and holds director mandates in subsidiaries of TOLEFI.
Chris
Buyse
brings more than 30 years of international financial expertise and experience in introducing best financial management practices. He is currently Managing Director of FUND+ NV, a fund that invests in innovative Belgian Life Sciences companies. Between August 2006 and June 2014, Mr. Buyse served as the Chief Financial Officer and board member of ThromboGenics NV, a leading biotech company that is listed on NYSE Euronext Brussels. Before joining ThromboGenics, he was the Chief Financial Officer of the Belgian biotech company CropDesign, where he coordinated the acquisition by BASF in July 2006. Prior to joining CropDesign NV he was financial manager of WorldCom/MCI Belux, a European subsidiary of one of the world’s largest telecommunication companies and he was also the Chief Financial Officer, interim Chief Executive Officer and member of the Board of Directors of Keyware Technologies. Mr. Buyse holds a Master’s Degree in applied economic sciences from the University of Antwerp and a Master of Business Association from Vlerick School of Management in Gent. He currently serves, in his own name or as permanent representative of a management company, as member of the board of directors of the following publicly and privately held companies: Bio Incubator NV, Pinnacle Investments SA, CreaBuild NV, Sofia BVBA, Pienter-Jan BVBA, Life Sciences Research Partners VZW, Inventiva SA, The Francqui Foundation and EyeDPharma SA. He has also previously held a directorship position at Bone Therapeutics SA from 2008 to 2019. Mr. Buyse is also Board member at Hyloris Pharmaceuticals SA and the Foundation Louis-Jeantet (CH).

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
Executive Officer role in 2015, became Chief Executive Officer in 2017, and served in such role until 2019. Later that year, she joined MyCartis NV as Chief Executive Officer until 2021 and in 2019 she was appointed CEO of MyCartis’
spin-out,
Antelope Dx, where she now also serves as a Board member. Ms. Windels is member of the board of directors of Erytech and MdxHealth. She holds a Master’s Degrees in Economics (Commercial Engineer) from the University of Leuven (Belgium).
Dominic Piscitelli
brings more than 20 years of industry experience, including debt and equity financings, in-licensing
transactions, acquisitions, marketing partnerships and commercial product launches (XTANDI
®
and Tarceva
®
). Since September 2019 Dominic has served as the Chief Financial Officer of ORIC Pharmaceuticals, Nasdaq-listed biotechnology company, that completed its initial public offering in April 2020. Prior to joining ORIC, Mr. Piscitelli was CFO of AnaptysBio, a Nasdaq-listed biotechnology company, where he helped raise over $500 million in an IPO and follow-on
financings. From 2012 until 2017, Mr. Piscitelli was Vice President of Finance, Strategy and Investor Relations at Medivation and played a key role in its acquisition by Pfizer. Previously, he served as Senior Director of Collaborations and Operations Finance at Astellas Pharma. Prior to that, Mr. Piscitelli served in various roles of increasing responsibility culminating as the Vice President, Treasury & Management Finance at OSI Pharmaceuticals, and played a significant role in their acquisition by Astellas. Mr. Piscitelli began his career with KPMG and is a certified public accountant. He earned a bachelor’s degree in accounting and an MBA from Hofstra University (New York).
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
Ami Patel Shah
is a Managing Director in Fortress Investment Group LLC’s Intellectual Property Group based in San Francisco, where she focuses on a wide variety of investment opportunities in connection with intellectual property and technology. Prior to joining Fortress in 2013, Ms. Shah worked for Intel, most recently heading Intel’s Global Wireless Patents group, overseeing the Intel’s patent procurement, licensing, transaction and monetization activities for Intel and their development partners. At Intel, Ms. Shah also held wide-ranging and deep technical responsibilities, as well as led Intel’s standards bodies interactions. Before joining Intel, she was with the law firms of Dorsey & Whitney, and Fish & Richardson where she worked on patent prosecution, licensing and ITC litigation matters. Ms. Shah is recognized as one of the World’s Leading IP Strategists by Intellectual Asset Magazine in the IAM 300, awarded to individuals with an established track record in developing and rolling out world-class IP value creation programs. Ms. Shah began her legal career as an examiner in the United States Patent Office and was an engineer in the auto industry. Ms. Shah holds a J.D. from Cleveland State University along with a B.S. in Electrical and Computer Engineering from Wayne State University.
Christopher LiPuma
is a Director in Fortress Investment Group LLC’s Intellectual Property Group based in San Francisco, where he focuses on a wide variety of investment opportunities in connection with intellectual property, life sciences, and academic institutions. Prior to joining Fortress in 2018, Mr. LiPuma headed business development for Kastle Therapeutics, a private equity backed biotechnology company acquiring ultra-orphan drugs. Before joining Kastle, Mr. LiPuma was with OrbiMed Advisors, a life sciences focused asset management firm. At OrbiMed, Mr. LiPuma worked on royalty monetizations, direct lending to late development stage and early commercial stage life sciences companies, and several private equity transactions focused on acquiring legacy assets from big pharma. Mr. LiPuma started his career as an investment banker at Leerink Partners. Mr. LiPuma holds a B.A. from Hamilton College.

The Executive Committee
The Board of Directors has established an Executive Committee. The terms of service of the Executive Committee have been determined by the Board of Directors and are set out in our Charter.
The Executive Committee consists of the “Chief Executive Officer”, or CEO (who is the chairman of the Executive Committee), the “Chief Financial Officer”, or CFO, currently Filippo Petti ad interim, the “Chief Scientific Officer”, the “Chief Medical Officer”, the “Chief Legal Officer” and the “Vice President Clinical Development and Medical Affairs”, the “Chief Business Officer”, and the Chief Human Resources Officer.
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
The following table sets forth the members of the Executive Committee who have performed during 2021.

Name	Function	Year of birth

Filippo Petti	Chief Executive Officer and Chief Financial Officer	1976

Charles Morris	Chief Medical Officer	1965

NandaDevi SRL, represented by Philippe Dechamps	Chief Legal Officer and Corporate Secretary	1970

MC Consult SRL, represented by Philippe Nobels	Chief Human Resources Officer	1966

ImXense SRL, represented by Frederic Lehmann	Vice President Clinical Development & Medical Affairs	1964

Stephen Rubino	Chief Business Officer	1958

David Gilham	Chief Scientific Officer	1965
The following paragraphs contain brief biographies of each of the current members of the Executive Committee or in case of legal entities being a member of the Executive Committee or key manager, their permanent representatives.
Filippo Petti, CEO
and CFO ad interim
– reference is made to section “Board of Directors”.
Philippe Dechamps (representative of NandaDevi SRL),
serves as our Chief Legal Officer and Secretary to the Board of Directors. Philippe started his legal career as an associate in Brussels with the law firm Linklaters De Bandt from 1994 to 1998. Until 2003, he then served as a Legal Manager at Solvay Group to assist the company in its turnaround through several M&A operations in Europe, India and
Far-East
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

Dr.
 Stephen
Rubino
, Ph.D.,
serves as our Chief Business Officer. Dr. Rubino brings over 30 years of pharmaceutical leadership experience to the role of Chief Business Officer, with emphasis in the areas of business development and licensing, new product development, commercial operations, pharmaceutical strategy and investor relations. Dr. Rubino currently serves as an independent board member of Viracta Therapeutics. Dr. Rubino has also served Novartis Pharmaceuticals in a wide range of roles and therapeutic areas, the last of which was as Global Head of Business Development and New Product Marketing, responsible for developing and building the product pipeline for Novartis’ Cell & Gene Therapies Unit. Prior to Novartis, Dr. Rubino worked for Schering–Plough (Merck) where his last role was head of the Global Solid Tumor Oncology & Autoimmune Business Unit responsible for the licensing and launch of Remicade, as well as the launch and commercialization of several global oncology brands. Dr Rubino has also previously served as Chief Business & Strategy Officer at Omega Therapeutics and Entrepreneur in Residence at Fortress Biotech. He has also previously served as a Director at Canada-based Ilkos Therapeutics Inc. between 2017 and 2020 and U.S.-based Sermonix Pharmaceutical Inc. between 2019 and 2021. Dr. Rubino received his Ph.D. from Weill Cornell University (New York) and his Master of Business Association from Baruch University (New York).
Dr.
 Charles Morris, M.D.,
serves the Company as Chief Medical Officer. Dr. Morris is a medical oncologist with over 20 years of oncology drug development experience in the international biotech and pharmaceutical space. Prior to joining Celyad Oncology, Dr. Morris served as Chief Medical Officer of Radius Health and held leadership positions at PsiOxus Therapeutics, ImmunoGen Inc and Allos Therapeutics, where he contributed to all phases of development for solid and hematological tumor indications, as well as life-cycle management development activities for FOLOTYN (pralatrexate) while at Allos. Before serving in these positions, he was Vice President of Worldwide Clinical Research at Cephalon, Inc., where he helped the company achieve its first oncology drug approval for Treanda
®
(bendamustine). He spent the early years of his career in various roles at AstraZeneca, where he significantly contributed to the worldwide development of Faslodex (fulvestrant), co-authored
multiple publications regarding fulvestrant and breast cancer, and supported early clinical development activities for Iressa
®
(gefitinib). Dr. Morris holds a Bachelor of Medicine, Bachelor of Surgery and Bachelor of Medical Science in Clinical Pharmacology and Therapeutics degree from Sheffield University Medical School in the UK and is a Member of the Royal College of Physicians of London.
Family Relationships
There are no family relationships among any of the members of our Executive Committee or directors.
B. Compensation
The aggregate compensation paid and benefits in kind granted by us to the current members of our Executive Committee and directors, including share-based compensation, for the year ended December 31, 2021, was €4.15 million. For the year ended December 31, 2021, approximately €45,000 of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to members of our Executive Committee.
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
The remuneration policy is based on the following fixed components:

(a)
A fixed fee, consisting of a base fee and an additional fee if the non-executive
director is the Chairman of the Board or any of its Committees or if the
non-executive
Director is a member of a Board Committee;

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
On May 5, 2021, at a meeting of our shareholders, the shareholders approved the terms and conditions of a template of warrants plan to comply with in the event of an implementation of such plan in the next 12 months, upon proposal of the nomination and remuneration committee, with a vesting period of 3 years and for which the exercise price will be the lowest between (i) the average of the closing price of the share in the 30 days preceding the offer and (ii) the last closing price of the share on the date preceding the offer. More specifically, the Shareholders Meeting approved a clause of anticipated vesting in the event of a change of control or a public offering on our shares.
On October 11, 2021, we issued 777,050 subscription rights under the terms and conditions approved by the shareholders at the meeting held on May 5, 2021.
We do not plan to amend the principles driving our remuneration policy in the near future and in particular in the next two financial years.

As of December 31, 2021, there are no loans outstanding from us to any member of the Board of Directors.
There are no employment or service agreements that provide for notice periods or indemnities between us and any member of the Board of Directors who is not a member of the Executive Committee.
The following table sets forth the fees received by our
non-executive
Directors for the performance of their duties as a Board Member, during the year ended December 31, 2021:

Name	Fees Earned (€)
Michel Lussier	81 000
Serge Goblet	33 000
Chris Buyse	46 500
Rudy Dekeyser	33 000
Hilde Windels	63 000
Maria Koehler	18 000
Dominic Piscitelli	65 000
Marina Udier	33 000
Total	372 500
The table below provides an overview of the warrants held by the non-executive
directors as of December 31, 2021.

	Warrant Awards
Name	Number of Ordinary Shares Underlying Warrants	Warrant Exercise Price in euros	Warrant Expiration Date
Michel Lussier	10 000	32.26	July 31, 2022
	10 000	22.04	December 31, 2024
	10 000	8.16	December 31, 2024
	10 000	8.80	December 31, 2025
	10 000	6.73	December 31, 2027
	10 000	6.49	December 31, 2028
	10 000	3.75	December 31, 2028
Chris Buyse	10 000	32.26	July 31, 2022
	10 000	22.04	December 31, 2024
	10 000	8.16	December 31, 2024
	10 000	5.97	December 31, 2025
	10 000	6.73	December 31, 2027
	10 000	6.49	December 31, 2028
	10 000	3.75	December 31, 2028
Rudy Dekeyser	10 000	32.26	July 31, 2022
	10 000	22.04	December 31, 2024
	10 000	8.16	December 31, 2024
	10 000	5.97	December 31, 2025
	10 000	6.73	December 31, 2027
Serge Goblet	10 000	32.26	July 31, 2022
	10 000	22.04	December 31, 2024
	10 000	8.16	December 31, 2024

	10 000	5.97	December 31, 2025
	10 000	6.73	December 31, 2027
	10 000	3.75	December 31, 2028
Hilde Windels	10 000	22.04	December 31, 2023
	10 000	8.16	December 31, 2024
Koehler Maria	10 000	5.97	December 31, 2025
	10 000	6.73	December 31, 2027
	10 000	6.49	December 31, 2028
Piscitelli Dominic	10 000	7.93	December 31, 2025
	10 000	6.73	December 31, 2027
	10 000	6.49	December 31, 2028
	10 000	3.75	December 31, 2028
Marina Udier	10 000	6.73	December 31, 2027
	10 000	6.49	December 31, 2028
	10 000	3.75	December 31, 2028

Total	370 000

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
value.

No loans, quasi-loans or other guarantees were granted to members of our Executive Committee during the year ended on December 31, 2021.
The following table sets forth information concerning the aggregate compensation earned during the year ended December 31, 2021 by the other members of our Executive Committee, including the CEO.

Compensation (in kEuros)
Fixed remuneration (gross)	1 310
Variable remuneration (short-term)	555
Fixed fee	908
Variable fee	256
Pension/Life	45
Other benefits	148

Total	3 222
The table below provides an overview of the warrants held by the members of our Executive Committee as of December 31, 2021.

	Warrant Awards
Name	Number of Ordinary Shares Underlying Warrants	Warrant Exercise Price in euros	Warrant Expiration Date
Filippo Petti	20 000	21.16	December 31, 2023
	25 000	18.82	December 31, 2023
	20 000	9.36	December 31, 2023
	30 000	8.16	December 31, 2024
	30 000	5.97	December 31, 2025
	30 000	6.73	December 31, 2027
	30 000	6.49	December 31, 2028
	30 000	3.75	December 31, 2028
Frédéric Lehmann 1	20 000	36.11	July 31, 2022
	10 000	22.04	December 31, 2023
	20 000	8.16	December 31, 2024
	20 000	5.97	December 31, 2025
	20 000	6.73	December 31, 2027
	20 000	3.75	December 31, 2028
Philippe Dechamps 2	20 000	36.11	July 31, 2022
	10 000	22.04	December 31, 2024
	20 000	8.16	December 31, 2024
	25 000	5.97	December 31, 2025
	25 000	6.49	December 31, 2028
	20 000	3.75	December 31, 2028
David Gilham	10 000	15.9	November 5, 2025
	6 000	31.34	July 31, 2022

	25 000	18.82	December 31, 2024
	20 000	8.16	December 31, 2024
	25 000	5.97	December 31, 2025
	20 000	6.73	December 31, 2027
	20 000	3.75	December 31, 2028
Philippe Nobels 3	20 000	36.11	July 31, 2022
	10 000	22.04	December 31, 2024
	20 000	8.16	December 31, 2024
	20 000	5.97	December 31, 2025
	10 000	6.49	December 31, 2028
	20 000	3.75	December 31, 2028
Stephen Rubino	50 000	5.97	December 31, 2025
	20 000	6.73	December 31, 2027
	15 000	6.49	December 31, 2028
	20 000	3.75	December 31, 2028
Charles Morris	125 000	5.42	December 31, 2028
	20 000	3.75	December 31, 2028

TOTAL	921 000

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

In the underwriting agreements we entered into in connection with our June 2015, May 2018 and September 2019 global offerings, the underwriters agreed to indemnify, under certain conditions, us, the members of our Board of Directors and persons who control our company within the meaning of the Securities Act (the “Indemnitees”) against certain liabilities, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in the our registration statement and certain other disclosure documents. The sales agreement we entered into in connection with our September 2020 “at the market” offering contained substantially similar indemnification provisions in which our sales agent agreed to indemnify the Indemnitees.
Warrant Plans
We have created various incentive plans under which warrants were granted to our employees, consultants or directors. This section provides an overview of the outstanding warrants as of December 31, 2021.
Upon proposal of the Board of Directors, the extraordinary shareholders’ meeting approved the issuance of, in the aggregate, warrants giving right to subscribe to shares as follows:

•
On May 6, 2013, warrants giving right to 266,241 ordinary shares. Out of the 266,241 warrants offered, 253,150 Warrants were accepted by the beneficiaries and 2,500 warrants are outstanding as of December 31, 2021.

•
On June 11, 2013, overallotment warrant giving right to a maximum number of shares equal to 15% of the new shares issued in the context of the U.S. initial public offering, i.e., 207,225 shares). The overallotment warrant was exercised on July 17, 2013;

•
On May 5, 2014, warrants giving right to 100,000 shares; a plan of 100,000 warrants was approved. Warrants were offered to Company’s newcomers (employees, non-employees
and directors) in several tranches. Out of the warrants offered, 94,400 warrants were accepted by the beneficiaries and 35,698 warrants are outstanding as of December 31, 2021.

•
On November 5, 2015, warrants giving right to 466,000 shares; a plan of 466,000 warrants was approved. Warrants were offered to Company’s newcomers (employees, non-employees
and directors) in several tranches. Out of the warrants offered, 353,550 warrants were accepted by the beneficiaries and 79,315 warrants are outstanding as of December 31, 2021.

•
On December 8, 2016, warrants giving right to 100,000 shares; a plan of 100,000 warrants was approved. Warrants were offered to Company’s newcomers (employees, non-employees
and directors) in two tranches. Out of the warrants offered, 45,000 warrants were accepted by the beneficiaries and 7,500 warrants are outstanding as of December 31, 2021.

•
On June 29, 2017, warrants giving right to 520,000 shares; a plan of 520,000 warrants was approved. Warrants were offered to employees, non-employees
and directors in several tranches. Out of the warrants offered, 334,400 warrants were accepted by the beneficiaries and 282,251 warrants are outstanding as of December 31, 2021.

•
On October 26, 2018, warrants giving rights to 700,000 shares; 700,000 warrants have been issued in the framework of the authorized capital. 426,050 warrants were accepted by the beneficiaries, out of which 365,817 warrants are still outstanding as of December 31, 2021.

•
On October 25, 2019, warrants giving rights to 939,500 shares; 939,500 warrants have been issued in the framework of the authorized capital. 602,025 warrants were accepted by the beneficiaries, out of which 549,842 warrants are still outstanding as of December 31, 2021.

•
On December 11, 2020, warrants giving rights to 561,525 shares; 561,525 warrants have been issued in the framework of the authorized capital. 555,300 warrants were accepted by the beneficiaries, out of which 532,133 warrants are still outstanding as of December 31, 2021.

•
On October 11, 2021, warrants giving rights to 777,050 shares; 777,050 warrants have been issued in the framework of the authorized capital. 281,500 warrants were accepted by the beneficiaries, out of which 281,500 warrants are still outstanding as of December 31, 2021.

As a result, as of December 31, 2021 there are 2,136,556 warrants outstanding which represent respectively 8.64% of the total number of all its issued and outstanding shares and 7.88% of the total voting financial instruments.

Issue Date	Term	Number of Warrants Issued 1	Number of Warrants Granted in number of shares 2	Exercise Price (in Euros)	Number of Warrants No Longer Exercisable	Warrants exercised	Number of Warrants Outstanding	Exercise periods vested warrants 3
May 6, 2013	From May 6, 2013 to May 6, 2023	266 241	253 150	2,64	21 050	229 600	2 500	From January 1, 2017 to May 6, 2023 May 2018 for non-employees and to May 6, 2023 for employees
May 5, 2014	From May 16, 2014 to May 15, 2024	100 000	94 400	From 33.49 to 45.05	58 702	—	35 698	From January 1, 2018 to May 15, 2019 for non- employees and to May 15, 2024 for employees
November 5, 2015	From November 5, 2015 to November 4, 2025	466 000	353 550	From 15.90 to 34.65	274 235	—	79 315	From January 1, 2019 to November 4, 2020 for non-employees and to November 4, 2025 for employees
December 12, 2016	From December 9, 2016 to December 31, 2021	100 000	45 000	From 17.60 to 36.81	37 500	—	7 500	From January 1, 2020 to December 31, 2021
May 5, 2017	From July 20, 2017 to July 31, 2022	520 000	334 400	From 31.34 to 48.89	52 149	—	282 251	From January 1, 2021 to July 31, 2022
October 26, 2018	From October 26, 2018 to October 25, 2023	700 000	426 050	From 9.36 to 22.04	60 233	—	365 817	From January 1, 2022 to December 31, 2023
October 25, 2019	From October 25, 2019 to October 24, 2024	939 500	602 025	From 5,97 to 9,84	52 183	—	549 842	From January 1, 2023 to December 31, 2024
December 10, 2020	From December 10, 2020 to December 9, 2027	561 525	555 300	From 3.72 to 6.81	23 167	—	532 133	From January 1, 2024 to December 31, 2027
October 11, 2021	From October 11, 2021 to October 10, 2028	777 050	281 500	3.75	—	—	281 500	From January 1, 2025 to December 31, 2028

[1]	Issued under the condition precedent of the warrant effectively being offered and accepted.
[2]	The numbers reflect the number of shares for which the holder of warrants can subscribe upon exercise of all relevant warrants.
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
Audit Committee
At the date of this Annual Report, our Audit Committee consists of three members: Dominic Piscitelli (Chairman), Marina Udier and Hilde Windels.
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
Dominic Piscitelli and Hilde Windels have been identified by our Board of Directors as having the necessary expertise in accounting and audit matters to serve as experts on the Audit Committee.
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
D. Employees
As of December 31, 2021, we employed 88 full-time employees, 6 part-time employees, 7 members of the Executive Committee (among them 3 are under services agreement), and 2 managers under management services agreements. We have never had a work stoppage We consider our relationship with our employees to be good.
The following tables set forth the distribution of our employees, members of the Executive Committee and managers under service agreements by main department and geography for the years ended December 31, 2021, 2020 and 2019.

	At December 31,
	2021	2020	2019
By function:
Clinical & Regulatory, IP, Marketing	23	17	26
Research & Development	29	27	33
Manufacturing /Quality	33	32	32
General Administration	18	17	16
Total	103	92	107
By Geography:
Belgium	95	88	103
United States	8	4	4
Total	103	92	107

E. Share Ownership
For information regarding the share ownership of our directors and executive officers and arrangements for involving our employees in our capital, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major shareholders
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2022 for:

•	Each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares;

•	Each member of our board of directors;

•	Each member of our executive committee; and

•	All members of our board of directors and executive committee as a group.
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of February 28, 2022. The percentage ownership information shown in the table is based upon 22,593,956 ordinary shares outstanding as of February 28, 2022.
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

NAME OF BENEFICIAL OWNER	SHARES BENEFICIALLY OWNED
5% Shareholders	Number	Percentage
CFIP CLYD LLC	6 500 000	28.77%
TOLEFI SA	2 295 701	10.16%
Directors and Members of the Executive Management Team
Michel Lussier1	156 550	0.69%
Serge Goblet	56 180	0.25%

All directors and members of the executive management team as a group	212 730	0.94%

[1] Of which 145,150 are ordinary shares and 11,400 are ADSs.
All shares are issued and fully paid up and are of the same class. Each share (i) entitles its holder to one vote at the Shareholders’ Meetings (except for what is said below regarding shares with double voting rights); (ii) represents an identical fraction of the capital and has the same rights and obligations and participates equally in the profit of the Company; and (iii) gives its holder a preferential subscription right to subscribe to new shares, convertible bonds or warrants in proportion to the part of the share capital represented by the shares already held.
As from May 3, 2021, Tolefi SA, a major shareholder of the Company, has been entitled to a double voting right for its 2,295,701 shares.
We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
As of February 28, 2022, the two main shareholders are CFIP CLYD LLC (who holds 28.77% of the shares and 26.04% of the voting rights) and TOLEFI SA (who holds 10.16% of the shares and 18.39 % of the voting rights). As a consequence, the two main shareholders of the Company hold together 44.43 % of the voting rights attached to the shares of the Company.
As of February 28, 2022, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, we estimate that approximately 5.13% of our outstanding ordinary shares were held in the United States by one registered holder of record. The actual number of holders is greater than these numbers of record holders and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.
Change in Ownership of Major Shareholders
Not applicable.
B. Related Party Transactions
Since January 1, 2021, we have not engaged in any transactions with our directors, executive officers and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as its related parties.
As of December 31, 2021, there were no outstanding loans, nor guarantees made by us or our subsidiaries to or for the benefit of any related party.
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
Frederic Lehmann
ImXense SRL, represented by Fredric Lehmann, Vice President Clinical Development and Medical Affairs, is engaged on the basis of a services agreement with effective date on August 4, 2015 and with indefinite term. Pursuant to this agreement, ImXense SRL is entitled to an annual fee and is also eligible to receive a bonus capped at 30% of his annual fees, determined in full discretion by the Board of Directors on the basis of the performance of ImXense SRL and the company overall performance. ImXense SRL is also eligible to receive warrants.
Philippe Dechamps
NandaDevi SRL represented by Philippe Dechamps, Chief Legal Officer, is engaged on the basis of a services agreement with effective date on September 1, 2016 and with indefinite term. Pursuant to this agreement, NandaDevi SRL is entitled to an annual fee and is also eligible to receive a bonus capped at 30% of his annual fees, determined in full discretion by the Board of Directors on the basis of the performance of NandaDevi SRL and the company overall performance. NandaDevi SRL is also eligible to receive warrants.
Philippe Nobels
MC Consult SRL represented by Philippe Nobels, VP Human Resources, is engaged on the basis of a services agreement with effective date on January 3, 2017 and with indefinite term. Pursuant to this agreement, MC Consult SRL is entitled to an annual fee and is also eligible to receive a bonus capped at 30% of his annual fees, determined in full discretion by the Board of Directors on the basis of the performance of MC Consult SRL and the company overall performance. MC Consult SRL is also eligible to receive warrants.
David Gilham
David Gilham, Chief Scientific Officer, is engaged on the basis of an employment agreement with effective date on September 12, 2016 and with indefinite term. Pursuant to this agreement, Mr. Gilham is entitled to an annual base salary and is also eligible to receive a bonus capped at 30% of his annual compensation, determined in full discretion by the Board of Directors on the basis of the performance of Mr. Gilham and the company overall performance. Mr. Gilham is also eligible to receive warrants.
Stephen Rubino
Stephen Rubino, Chief Business Officer, is engaged on the basis of an employment contract with effective date as of February 1st, 2020, with indefinite duration. Pursuant to this agreement, Mr. Rubino is entitled to an annual base salary and is also eligible to receive a bonus capped at 35% of his annual compensation, determined in full discretion by the Board of Directors on the basis of the performance of Mr. Rubino and the company overall performance. Mr. Rubino is also eligible to receive warrants.
Charles Morris
Charles Morris, Chief Medical Officer, is engaged on the basis of an employment contract with effective date of April 19th, 2021, with indefinite duration. Pursuant to this agreement, Dr. Morris is entitled to an annual base salary and is also eligible to receive a bonus capped at 40% of his annual compensation, determined in full discretion by the Board of Directors on the basis of the performance of Dr. Morris and the company overall performance. Dr. Morris is also eligible to receive warrants.

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
If this is the case, a member of the Board of Directors or of the Executive Committee, as the case may be, must not participate in the discussions or decision-taking process of the Board of Directors or of the Executive Committee, as the case may be, on a subject or transaction in relation to which he has a conflict of interests with us. This transaction, if approved, must be concluded on term customary in the sector concerned and be approved, in the case of a decision by the Executive Committee, by the Board of Directors. Without prejudice to the foregoing, each member of the Board of Directors who is faced, directly or indirectly, with a financial interest that conflicts with a decision or transaction within the competence of the Board of Directors, within the meaning of 7:96 of the CCA, as the case may be, must inform the other members of the Board of Directors thereof prior to the deliberations. The declaration, as well as the justification, must be included in the minutes of the relevant meeting of the Board of Directors.
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
Legal Proceedings
From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Except as disclosed in relation to the Horizon/PKI dispute, we are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.
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
C. Material Contracts
On September 3, 2020, we entered into an Open Market Sale Agreement
SM
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
On January 8, 2021, we entered into a committed equity purchase agreement (“Purchase Agreement”) for up to $40.0 million with Lincoln Park Capital Fund, LLC (“LPC”), a Chicago-based institutional investor. Over the
24-month
term of the Purchase Agreement, we will have the right to direct LPC to purchase up to an aggregate amount of $40.0 million American Depositary Shares (“ADSs”), each of which represents one of our ordinary shares.
For additional information on our material contracts, please see the sections of this Annual Report titled “Item 4.B.—Business Overview—Licensing and Collaboration Agreements” and “Item 7—Major Shareholders and Related Party Transactions.”
On December 2, 2021, we entered into a Subscription Agreement (the “Subscription Agreement”) with CFIP CLYD LLC (“Fortress”), an affiliate of Fortress Investment Group, pursuant to which we agreed to sell to Fortress, in an unregistered offering, an aggregate of 6,500,000 ordinary shares at a purchase price of $5.00 per share (the “Private Placement”). The Private Placement closed on December 8, 2021 and resulted in the receipt of gross proceeds of approximately $32,500,000. In connection with the Subscription Agreement, we also entered into a Shareholders’ Rights Agreement (the “Shareholders’ Rights Agreement”) with Fortress, pursuant to which Fortress (i) has the right to select two individuals to be, at Fortress’s option, either members of our Board of Directors (the “Board”)
or non-voting observers
of the Board, so long as Fortress continues to hold at least 10% of our outstanding ordinary shares; and (ii) received a right of first offer on any new indebtedness to be incurred by us and a pro rata right of first refusal on any new equity securities to be issued by us, as well as customary registration rights.
We also granted Fortress certain protective provisions related to our intellectual property portfolio.

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
Certain Material U.S. Federal Income Tax Considerations to U.S. Holders
The following is a summary of certain material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of ADSs by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S. holders that are initial purchasers of the ADSs pursuant to the offering and that will hold such ADSs as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address tax considerations applicable to a holder of ADSs that may be subject to special tax rules including, without limitation, the following:

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

•	Certain former citizens or long-term residents of the United States;

•	Persons required under section 451(b) of the Code to conform the timing of income accruals with respect to the ADSs to their financial statements;

•	Persons who acquired the ADSs pursuant to the exercise of any employee stock option or otherwise as compensation;

•	Holders that own (directly, indirectly, or through attribution) 10% or more of the voting power or value of the ADSs and shares; and

•	Holders that have a “functional currency” for U.S. federal income tax purposes other than the U.S. dollar.
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
tax consequences of owning and disposing of the ADSs in their particular circumstances.
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
non-U.S.
tax laws.

Distributions
. Although we do not currently plan to pay dividends, and subject to the discussion under “—Passive Foreign Investment Company Considerations” below, the gross amount of any distribution (before reduction for any amounts withheld in respect of Belgian withholding tax) actually or constructively received by a U.S. holder with respect to ADSs will be taxable to the U.S. holder as a dividend to the extent of the U.S. holder’s pro rata share of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable
to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ADSs. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as capital gain as described below under “—Sale, Exchange or Other Taxable Disposition of the ADSs.” However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable
return of capital or as capital gain under the rules described above.
Non-corporate
U.S. holders may qualify for the preferential rates of taxation with respect to dividends on ADSs applicable to long-term capital gains (
i.e.
, gains from the sale of capital assets held for more than one year) applicable to qualified dividend income (as discussed below) if we are a “qualified foreign corporation” and certain other requirements are met. A
non-U.S.
corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ADSs which are readily tradable on an established securities market in the United States. The ADSs are listed on the Nasdaq Global Market, or NASDAQ, which is an established securities market in the United States, and we expect the ADSs to be readily tradable on NASDAQ. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States in future years. We are incorporated under the laws of Belgium, and we believe that we qualify as a resident of Belgium for purposes of, and are eligible for the benefits of the U.S.-Belgium Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Belgium Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information
program. Dividends received by a corporate U.S. holder will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders.
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
In general, the amount of a distribution paid to a U.S. holder in a foreign currency will be the U.S. dollar value of the foreign currency calculated by reference to the spot exchange rate on the day the U.S. holder actually or constructively receives the distribution, regardless of whether the foreign currency is converted into U.S. dollars at that time. The U.S. holder will take a tax basis in the foreign currency equal to their U.S. dollar equivalent on such date. The conversion of the foreign currency into U.S. dollars at a later date will give rise to foreign currency exchange gain or loss equal to the difference between the foreign currency’s U.S. dollar equivalent at such later time and the U.S. holder’s tax basis in the foreign currency. Any foreign currency gain or loss that a U.S. holder recognizes on a subsequent conversion of foreign currency into U.S. dollars will be U.S. source ordinary income or loss. If a distribution received in a foreign currency is converted into U.S. dollars on the day they are received, a U.S. holder should not be required to recognize foreign currency gain or loss in respect of the distribution.

Sale, Exchange or Other Taxable Disposition of the ADSs
. A U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of ADSs in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale, exchange or other taxable disposition and the U.S. holder’s adjusted tax basis for those ADSs. Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, this gain or loss will generally be a capital gain or loss. The adjusted tax basis in the ADSs generally will be equal to the cost of such ADSs. Capital gain from the sale, exchange or other taxable disposition of ADSs of a non-corporate
U.S. holder is generally eligible for a preferential rate of taxation applicable to capital gains, if the non-corporate
U.S. holder’s holding period determined at the time of such sale, exchange or other taxable disposition for such ADSs exceeds one year (
i.e.
, such gain is long-term taxable gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations. Any such gain or loss that a U.S. holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.
Medicare Tax
. Certain U.S. holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of ADSs. Each U.S. holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in the ADSs.
Passive Foreign Investment Company Considerations
. A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of its subsidiaries, either: (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of its total gross assets (which is measured by the fair market value of its assets, and for which purpose the total value of its assets may be determined in part by reference to the market value of the ADSs and its ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of “passive income.”
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
We do not believe that we were a PFIC for the 2021 taxable year and, based on the expected composition of our income and valuation of our assets, we do not expect to be a PFIC for the 2021 taxable year; however, we cannot provide any assurances regarding our PFIC status for past, current or future taxable years. Our status as a PFIC is a fact intensive determination made on an annual basis. Whether we are a PFIC for any taxable year will depend on the composition of our income and assets, and the estimated fair market values of our assets, in each year. The market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to fluctuate. Our status as a PFIC also depends on the interpretation of the rules governing the PFIC income and asset tests, which are subject to uncertainty (including with respect to the characterization of income from government grants, for which direct legal authority does not exist).
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

Certain elections exist that would result in an alternative treatment (such as mark-to-market
treatment) of the ADSs. If a U.S. holder makes the
mark-to-market
election, the U.S. holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market
election). If a U.S. holder makes the election, the U.S. holder’s tax basis in the ADSs will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market
election). The
mark-to-market
election is available only if we are a PFIC and the ADSs are “regularly traded” on a “qualified exchange.” The ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis
quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principal purposes the meeting of the trading requirement are disregarded). NASDAQ is a qualified exchange for this purpose and, consequently, if the ADSs are regularly traded, the mark-
to-market
election will be available to a U.S. holder if we are a PFIC.
If a U.S. holder makes an effective qualified electing fund election, or QEF Election, the U.S. holder will be required to include in gross income each year, whether or not we make distributions, as capital gains, such U.S. holder’s pro rata share of our net capital gains and, as ordinary income, such U.S. holder’s pro rata share of our earnings in excess of our net capital gains. However, a U.S. holder can only make a QEF Election with respect to ADSs of in a PFIC if such company agrees to furnish such U.S. holder with certain tax information annually. We do not intend to provide the information necessary for U.S. holders to make QEF Elections if we are treated as a PFIC for any taxable year.
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
Backup Withholding and Information Reporting
. U.S. holders generally will be subject to information reporting requirements with respect to dividends on ADSs and on the proceeds from the sale, exchange or disposition of ADSs that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an “exempt recipient.” In addition, U.S. holders may be subject to backup withholding on such payments, unless the U.S. holder provides a correct taxpayer identification number and a duly executed IRS Form
W-9
or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Asset Reporting
. Certain U.S. holders who are individuals and certain entities controlled by individuals may be required to report information relating to an interest in the ADSs, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their acquisition, ownership and disposition of the ADSs.
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
Div-Aut.)
can be obtained as follows:

•	By letter from the Bureau Central de Taxation Bruxelles-Etranger, Boulevard du Jardin Botanique 50 boîte 3429, 1000 Brussels, Belgium;

•	By fax at +32 (0) 257/968 42;

•	Via e-mail at ctk.db.brussel.buitenland@minfin.fed.be; or at

•	Http://financien.belgium.be/nl/ondernemingen/vennootschapsbelasting/voorheffingen/roerende_voorheffing/formulieren .
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

We maintain a corporate website at
www.celyad.com
. We intend to post our Annual Report on our website promptly following it being filed with the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report. We have included our website address in this Annual Report solely as an inactive textual reference.
The SEC maintains a website (
www.sec.gov
) that contains reports, proxy and information statements and other information regarding registrants, such as Celyad, that file electronically with the SEC.
With respect to references made in this Annual Report to any contract or other document relating to Celyad, such references are not necessarily complete, and you should refer to the exhibits attached or incorporated by reference to this Annual Report for copies of the actual contract or document.
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
Foreign Exchange Risk
We are exposed to foreign exchange risk as certain collaborations or supply agreements of raw materials are denominated in USD. Moreover, we also have investments in foreign operations, whose net assets are exposed to foreign currency translation risk (USD). So far, because of the immateriality of the exposure, we did not enter into any currency hedging arrangements. Sensitivity analysis has been performed on the foreign exchange risk, we refer to Note 4, and we still consider this risk as immaterial.
We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the USD. Our functional currency is the Euro, but several of our product suppliers and clinical vendors invoice us in USD or in other currencies.
We have not established any formal practice to manage the foreign exchange risk against our functional currency. As of December 31, 2021, we have trade receivables denominated in USD of $0.3 million and had trade payables denominated in USD of $2.0 million.

For the year ended December 31, 2020, we recorded an unrealized foreign exchange loss of €0.14 million arising mainly from our cash and short-term deposits denominated in USD. For the year ended December 31, 2021, we recorded an unrealized foreign exchange gain of €0.01 million arising mainly from our cash and short-term deposits denominated in USD. Foreign exchange rate movements had no material effect on our results for the year ended December 31, 2021. Because of our growing activities in the United States, our foreign exchange risk may increase in the future.
In 2021, 24.1%, or $10.4 million, of our total costs were expressed in USD. In the same period for 2020 and 2019, our costs expressed in USD were 17.5%, or $6.2 million, and 18.7%, or $7.2 million, respectively. In 2022 and beyond, we expect the proportion of costs expressed in USD will increase due to the establishment of a team and offices in the United States and because a large part of
CAR-T
clinical studies will be initiated in the United States.
Liquidity Risk
We are pursuing a strategy to develop therapies to treat unmet medical needs in oncology. Management made an assessment of our ability to continue as a going concern through preparation of detailed budgets and cash flow forecasts for the years 2022 and 2023. These forecasts reflect our strategy and include significant expenses and cash outflows in relation to the development of selected research programs and pipeline of products candidates. In performing this assessment, management considered factors that could indicate the presence of material uncertainties that may cast significant doubt upon our ability to continue as a going concern. Factors considered included: operating losses and absence of any firm commitments for additional financing before the reporting date.
As of December 31, 2021, we had cash and cash equivalents of €30.0 million and no short-term investments. On January 8, 2021, we entered into a committed equity purchase agreement (“Purchase Agreement”) over a
24-month
term for up to $40.0 million with Lincoln Park Capital Fund, LLC (“LPC”), pursuant to which LPC’s purchases are subject to certain conditions, including that we may only deliver a Regular Purchase Notice (as that term is defined in the Purchase Agreement) of our ADSs so long as the adjusted price of our ADSs exceeds $1.00. Over the remaining lifetime of the Purchase Agreement, we will have the right to direct LPC to purchase up to an aggregate amount of $28.0 million ADSs. As of December 31, 2021, the remaining amount of $28.0 million of this equity purchase agreement is expected to strengthen our current statement of financial position while also providing us with access to future capital on an as needed basis and to ensure sufficient funding to cover our operations for the next 12 months from the date the financial statements are issued.
Based on our current scope of activities, we estimate that our cash and cash equivalents as of December 31, 2021 combined with the remaining access to the equity purchase agreement established with Lincoln Park Capital Fund, LLC should be sufficient to fund operating expenses and capital expenditure requirements until mid-2023.

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
Our Chief Executive Officer (
principal executive officer
) and Chief Financial Officer (
principal financial officer
) has carried out an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2021. Based on that evaluation, our Chief Executive Officer (
principal executive officer
) and Chief Financial Officer (
principal financial officer
) concluded that our disclosure controls and procedures were effective as of December 31, 2021.
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

Under the supervision and with the participation of our management, including our Chief Executive Officer (
principal executive officer
) and Chief Financial Officer (
principal financial officer
), we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2021 based on the guidelines established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
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
Management identified no material weakness as of December 31, 2021. As a result, we have concluded that our internal control over financial reporting was effective as of December 31, 2021.
Our management, including our Chief Executive Officer (
principal executive officer
) and Chief Financial Officer (
principal financial officer
), believes that the consolidated financial statements contained in this Annual Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS.
Management’s Plan for Remediation
Not applicable.
Attestation Report of the Registered Public Accounting Firm
The attestation report of EY Réviseurs d’Entreprises / EY Bedrijfsrevisoren SRL/BV, or EY, an independent registered public accounting firm, on our management’s assessment of our internal control over financial reporting as of December 31, 2021 is provided on page F-4, as included under Item 18 of this annual report.
Changes in Internal Control Over Financial Reporting
The following changes in our internal control over financial reporting occurred during the period covered by this Annual Report that have materially affected our internal control over financial reporting (such changes were implemented as remediation efforts for the material weakness identified as of December 31, 2020):

•	We have engaged external professional advisors with IFRS experience to assist us in the implementation and evaluation of financial reporting under IFRS;

•	We have provided additional IFRS trainings to our team members;

•	We have improved the documentation of IFRS accounting treatment to ensure sufficient backup within our team members.
These actions were taken based on the following material weakness identified by Management as of December 31, 2020: given the size of our operations, we maintain a limited finance and accounting staff, which does not ensure sufficient backup in personnel with an appropriate level of knowledge and experience in the application of International Financial Reporting Standards (IFRS).
Management assessed that the actions taken was sufficient and appropriate to remediate the material weakness associated with segregation of duties and lack of backup in personnel with an appropriate level of knowledge and experience in the application of International Financial Reporting Standards (IFRS) which were identified as of December 31, 2020.

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
In 2015, we adopted a Code of Business Conduct and Ethics, or the Code of Conduct, that is applicable to all of our employees, members of our Executive Committee and our directors. It was most recently updated on October 5, 2018. The Code of Conduct is on our website at
https://www.celyad.com/en/investors/corporate-governance
. The Audit Committee of our Board of Directors is responsible for overseeing the Code of Conduct and is required to approve any waivers of the Code of Conduct for employees, members of our Executive Committee or our directors.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our
 independent public accounting firm is SRL EY Bedrijfsrevisoren – Réviseurs d’Entreprises, Diegem, Belgium, PCAOB Auditor ID 1467.
SRL EY Bedrijfsrevisoren – Réviseurs d’Entreprises or EY has been our Auditor since May 5, 2020, as decided by our shareholders at the Annual General Assembly. Prior to that, BDO Réviseurs d’Entreprises SRL served as our Auditor from May 5, 2017. Hereunder the fees billed by our Auditors for the last two years:

(€’000)	Year Ended December 31,
	2021	2020
Audit fees	327	245
Audit-related fees	12	16
Tax fees	5	5
Other fees	—	—
Total	344	266

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
services to the management.
SRL EY Bedrijfsrevisoren – Réviseurs d’Entreprises or EY has served as our independent registered public accounting firm since May 2020. Audit fees with respect to 2021 amounted to €327,000. Audit fees are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that EY generally provides, such as consents, comfort letters, reports in accordance with Belgian Company Law and assistance with and review of documents filed with the SEC.
The audit-related fees paid to EY amounted to €12,000 in 2021. The tax fees paid to EY amounted to €5,350 (related to FY2020 tax return and routine on-call
tax services) in 2021. No other fees were paid to EY in 2021. All of the services (100%) paid to EY in 2021 have been pre-approved
by the Audit Committee and in accordance with Regulation
S-X,
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

Our Board of Directors complies with the principles of the CGC. However, we deviate from the following principles:

•
Remuneration in company’s shares (principle 7.6)
: as per applicable laws, we do not meet the legal requirements to proceed with a shares buy-back
and, consequently does not own treasury shares, and therefore, is not able to grant a portion of non-executive
directors’ remuneration in company’s shares;

•
No grant of stock options to independent directors (principle 7.6
): since we are not able to offer treasury shares, independent directors may be allocated a fixed number of subscription rights (warrants). This allocation of warrants is not related to any performance criteria. As further detailed in our Remuneration Policy, this allocation is aimed at attracting highly skilled non-executive
directors in a highly dynamic and competitive market;

•
Absence of minimum detention of shares (principle 7.9):
at the date of this Report, we have not fixed any minimum threshold for the detention of shares by the members of the Executive Committee. However, the members of the Executive Committee hold subscription rights (warrants) on the Company’s shares as described in the Remuneration Report;

•	No clawback (principle 7.12): at the date of this report, we have not adopted any clawback provision to claim variable remuneration from the Executive Committee members.
In accordance with the CGC, our Board of Directors will review its Charter from time to time and make such changes as it deems necessary and appropriate. The Charter, together with our articles of association, is available on our website (
www.celyad.com
) and can be obtained free of charge at our registered office. The Charter was most recently updated by resolutions of our Board of Directors on November 28, 2019.
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
We intend to continue to follow Belgian corporate governance practices in lieu of the corporate governance requirements of the NASDAQ Stock Market in respect of the following:

•
Quorum at Shareholder Meetings
. NASDAQ Stock Market Listing Rule 5620(c) requires that for any meeting of shareholders, the quorum must be no less than 33.33% of the outstanding ordinary shares. There is no general quorum requirement under Belgian law for ordinary meetings of shareholders, except in relation to decisions regarding certain matters.’

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

•
Independent Director Majority on Board/Meetings
. NASDAQ Stock Market Listing Rules 5605(b)(1) and (2) require that a majority of the Board of Directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present. We are not required under Belgian law to have more than two independent directors on our Board of Directors. However, our articles of association provide that our Board of Directors must be comprised of at least three directors, of which, pursuant to our corporate governance charter, at least three directors must be independent directors under Belgian law. We do not intend to require our independent directors to meet separately from the full Board of Directors on a regular basis or at all although the Board of Directors is supportive of its independent members voluntarily arranging to meet separately from the other members of our Board of Directors when and if they wish to do so.

ITEM 16G.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS
Not applicable.

ITEM 18.	FINANCIAL STATEMENTS
See pages
F-1
through F-
70
 of this Annual Report.

ITEM 19.	EXHIBITS
The Exhibits listed in the Exhibit Index at the end of this Annual Report are filed as Exhibits to this Annual Report.

Index to Consolidated Financial Statements

Page

Annual Financial Statements for the Years Ended December 31, 2021, 2020 and 2019:

Report of auditor, Independent Registered Public Accounting Firm (SRL EY Bedrijfsrevisoren – Réviseurs d’Entreprises, Diegem, Belgium, PCAOB Auditor ID 1467)	F-2

Report of auditor, Independent Registered Public Accounting Firm (BDO Bedrijfsrevisoren – BDO Réviseurs d’Entreprises; Zaventem, Belgium, PCAOB Auditor ID 1432)	F-4

Consolidated Statements of Financial Position as of December 31, 2021 and 2020	F-6

Consolidated Statements of Income (Loss) for the Years Ended December 31, 2021, 2020 and 2019	F-7

Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2021, 2020 and 2019	F-8

Consolidated Statements of Cash Flows for the Years Ended December 31, 2021, 2020 and 2019	F-9

Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2021, 2020 and 2019	F-10

Notes to the Consolidated Financial Statements	F-11

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Celyad Oncology SA
Opinion on the Financial Statements
We have audited the consolidated statements of financial position of Celyad Oncology S.A. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 24, 2022 expressed an unqualified opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

Valuation of the CAR-T technology contingent consideration payable and in-process research and development intangible asset

Description of the matter
At December 31, 2021, the contingent consideration payable and in-process research and development intangible asset related to the CAR-T technology, initially recorded in conjunction with the Company’s acquisition of Oncyte LLC, were €14.7 million and €33.7 million, respectively. As discussed in Notes 7 and 23 of the consolidated financial statements, the contingent consideration payable is required to be remeasured at fair value at each reporting period and the in-process research and development intangible asset is assessed for impairment using fair value less cost to sell estimates at least annually, unless there are indications of impairment at other points throughout the year. The fair value of the contingent consideration payable and in-process research and development intangible asset are measured using the discounted cashflow approach.

Auditing assumptions used to estimate the fair value of contingent consideration and in-process research and development intangible asset is complex and highly judgmental due to the sensitive nature of the fair values to inputs used by management to develop these valuations. In particular, the fair value estimates are sensitive to significant assumptions such as discount rate, projected revenue and probabilities of success (“PoS”). Due to the nature and status of the underlying research and treatment being developed, limited entity or treatment-specific data are currently available and, when coupled with uncertainty around outcomes of the Research and Development Process (“R&D process”), a higher level of judgment exits in management’s development of the projected revenue and PoS assumptions. Development of the discount rate is also highly judgmental due to the higher inherent risk associated with the industry. These assumptions are forward-looking and sensitive to and affected by expected future market or economic conditions and industry and company-specific qualitative factors.

How we addressed the matter in our audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s fair value estimation process related to the contingent consideration payable and in-process research and development intangible asset, which included testing controls over management’s review of the appropriateness of the models used and the data used in their valuation models, including to develop the significant assumptions described above.

To test the estimated fair value of the CAR-T contingent consideration payable and in-process research and development intangible asset, our audit procedures included, among others, assessing the Company’s methodology and models, testing the significant assumptions discussed above used to develop the estimates of future earnings and cash flows and testing the completeness and accuracy of the underlying data. We compared the significant assumptions used by management to market and guideline companies within the industry, tested the completeness and accuracy of the underlying data and evaluated how changes in the Company’s business plan may affect the significant assumptions. We also performed sensitivity analyses of significant assumptions to evaluate the change in fair value of the contingent consideration payable and in-process research and development intangible asset from changes in these assumptions. For projected revenue, we also assessed each revenue scenario by comparing them with management’s business plan, for consistency with other internal reporting and externally available data.

For PoS, we compared the assumptions used by management with the evolution of the Company’s R&D of its treatment protocol. This included assessing the results of regulatory filings and performing inquiries of non-finance personnel within the entity and comparing the PoS assumptions used by management with available results of other companies’ oncology research and development programs.

Our procedures to test the appropriateness of the discount rate included comparing the discount rate used by management to a range of discount rates independently developed by us with the assistance of our valuation specialists and to the rates developed by the investor analysts. We also assessed the valuation methodologies and the assumptions with help of our valuation specialists.

/s/ EY Réviseurs d’Entreprises / EY Bedrijfsrevisoren SRL/BV
We have served as the Company’s auditors since 2020
Diegem, Belgium
March 24, 2022

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Celyad Oncology SA
Opinion on Internal Control Over Financial Reporting
We have audited Celyad Oncology S.A. and its subsidiaries’ internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Celyad Oncology S.A. and its subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021 and 2022, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”) and our report dated March 24, 2022 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ EY Réviseurs d’Entreprises / EY Bedrijfsrevisoren SRL/BV
Diegem, Belgium
March 24, 2022

Report of Independent Registered Public Accounting Firm
Shareholders and Board of Directors
Celyad Oncology SA
Mont-Saint-Guibert, Belgium
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated financial statements of Celyad Oncology SA (the “Company”) and subsidiaries comprising the consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity and cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
BDO Réviseurs d’Entreprises SRL
Represented by Bert Kegels
/s/ Bert Kegels
We have served as the Company’s auditor from 2017 to 2020.
Zaventem, Belgium
March 24, 2020

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(€’000)		As at December 31,
	Notes	2021	2020 (as adjusted) 1
NON-CURRENT ASSETS		45 651	46 379
Goodwill and Intangible assets	7	36 168	36 171
Property, Plant and Equipment	8	3 248	4 119
Non-current Trade and Other receivables	9	2 209	2 117
Non-current Grant receivables	9	3 764	3 679
Other non-current assets	9	262	293
CURRENT ASSETS		34 292	19 705
Trade and Other Receivables	11	668	615
Grant receivables	11	1 395	145
Other current assets	11	2 211	1 711
Short-term investments	12	—	—
Cash and cash equivalents	13	30 018	17 234

TOTAL ASSETS		79 943	66 084

EQUITY		43 639	30 994
Share Capital	15	78 585	48 513
Share premium	15	6 317	43 349
Other reserves	15, 18	33 172	30 958
Capital reduction reserve	3, 15	234 562	191 213
Accumulated deficit	3, 15	(308 997)	(283 039)
NON-CURRENT LIABILITIES		22 477	23 256
Bank loans	24	—	—
Lease liabilities	24	1 730	2 525
Recoverable Cash advances (RCAs)	19	5 851	4 220
Contingent consideration payable and other financial liabilities	23	14 679	15 526
Post-employment benefits	17	53	614
Other non-current liabilities	21	164	371
CURRENT LIABILITIES		13 827	11 834
Bank loans	24	—	37
Lease liabilities	24	902	1 076
Recoverable Cash advances (RCAs)	19	362	371
Trade payables	22	6 611	4 736
Other current liabilities	22	5 952	5 614

TOTAL EQUITY AND LIABILITIES		79 943	66 084

(1)	For information on voluntary change in accounting policy, see note 5.2.16.
The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(€’000)		For the year ended December 31,
	Notes	2021	2020	2019
Revenue	25, 2	—	5	6
Cost of sales	2	—	—	—
Gross profit		—	5	6
Research and Development expenses	26	(20 773)	(21 522)	(25 196)
General & Administrative expenses	26	(9 908)	(9 315)	(9 070)
Change in fair value of contingent consideration	28	847	9 228	433
Other income	28	4 909	4 731	5 139
Other expenses	28	(1 466)	(114)	(191)
Operating Loss 3		(26 391)	(16 987)	(28 879)
Financial income	30	144	217	582
Financial expenses	30	(255)	(434)	(343)
Loss before taxes		(26 502)	(17 204)	(28 640)
Income taxes	31	(10)	—	8
Loss for the period (1)		(26 512)	(17 204)	(28 632)
Weighted average number of shares outstanding		15 604 014	13 942 344	12 523 166
Basic and diluted loss per share (in €)		(1.70)	(1.23)	(2.29)

[1]	For 2021, 2020 and 2019, the Company does not have any non-controlling interests and the losses for the year are fully attributable to owners of the parent.
The accompanying notes form an integral part of these consolidated financial statements.

3
The operating loss arises from the Company’s loss for the period before deduction of financial income, financial expenses and income taxes. The purpose of this measure by Management is to identify the Company’s results in connection with its operating activities.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)

(€’000)	For the year ended December 31,
	2021	2020	2019
Loss of the year	(26 512)	(17 204)	(28 632)

Other comprehensive income/(loss)
Items that will not be reclassified to profit and loss	554	(197)	(301)
Remeasurements of post-employment benefit obligations, net of tax	554	(197)	(301)
Items that may be subsequently reclassified to profit or loss	42	(5)	(261)
Currency translation differences	42	(5)	(261)
Other comprehensive income / (loss) for the period, net of tax	596	(202)	(562)

Total comprehensive loss for the period	(25 916)	(17 406)	(29 194)

Total comprehensive loss for the period attributable to Equity Holders [2]	(25 916)	(17 406)	(29 194)

[2]	For 2021, 2020 and 2019, the Company does not have any non-controlling interests and the losses for the year are fully attributable to owners of the parent.
The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(€’000)		For the year ended December 31,
	Notes	2021	2020	2019
Cash Flow from operating activities
Loss for the period		(26 512)	(17 204)	(28 632)
Non-cash adjustments
Intangibles - Amortization and impairment	7	217	197	169
Property, plant & equipment - Depreciation (3)	8	1 303	1 635	1 619
Loss on disposal of Property, plant and equipment	28	1	10	—
Gain on sales of Property, plant & equipment	28	—	(35)	—
Fair value adjustment on securities	28	—	—	(182)
Provision for onerous contract	21, 22	29	858	—
Change in fair value of contingent consideration payable and other financial liabilities	28	(847)	(9 228)	(433)
Remeasurement of Recoverable Cash Advances (RCAs)	28	328	(933)	120
Grant income (RCAs and others)	28	(4 178)	(3 089)	(3 296)
Share-based payment expense	16	2 172	2 782	2 775
Post-employment benefits	17	(561)	216	267
Change in working capital
Trade receivables, other (non-) current receivables		(1 559)	(1 148)	(1 772)
Trade payables, other (non-) current liabilities		2 964	(1 726)	1 162
Net cash used in operations		(26 643)	(27 665)	(28 202)

Cash Flow from investing activities
Acquisition of Property, Plant & Equipment	8	(331)	(150)	(417)
Acquisitions of Intangible assets	7	(62)	(169)	(205)
Proceeds from disposals of Property, plant & equipment	8	—	235	—
Proceeds from net investment in lease (3)	11	267	241	230
Proceeds from short-term investments	12	—	—	9 379
Net cash from/(used in) investing activities		(126)	157	8 987

Cash Flow from financing activities
Repayments of bank borrowings	24	(37)	(192)	(281)
Repayments of leases (“)	24	(1 099)	(1 255)	(1 206)
Proceeds from issuance of shares and exercise of warrants	15	36 568	—	16 448
Proceeds from RCAs & other grants	19	4 369	7 272	3 571
Repayment of RCAs & other grants	19	(280)	(429)	(256)
Net cash from/(used in) financing activities		39 521	5 396	18 276
Net cash and cash equivalents at beginning of the period		17 234	39 338	40 542
Change in Cash and cash equivalents		12 752	(22 112)	(940)
Effects of exchange rate changes on cash and cash equivalents		32	8	(264)
Net cash and cash equivalents at the end of the period		30 018	17 234	39 338

(3)	Includes the effects of first-time application of IFRS 16 on leases using the modified retrospective approach, effective January 1, 2019.
The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(€’000)	Share capital (Note 15) (non-distributable)	Share premium (Note 15) (non-distributable)	Other reserves (Note 18) (distributable 2 )	Capital reduction reserve (Note 15) (distributable 2 )	Accumulated deficit (distributable 2 )	Total Equity
Balance as of January 1, 2019 (as adjusted) 1	41 553	206 149	25 667	18 926	(236 704)	55 589

Capital increase	6 960	11 209	—	—	—	18 169
Transaction costs associated with capital increases	—	(1 721)	—	—	—	(1 721)
Reduction of share premium by absorption of losses	—	(172 287)	—	172 287	—	—
Share-based payments	—	—	2 775	—	—	2 775

Total transactions with owners, recognized directly in equity	6 960	(162 799)	2 775	172 287	—	19 223
Loss for the period	—	—	—	—	(28 632)	(28 632)
Currency Translation differences	—	—	(261)	—	—	(261)
Remeasurements of defined benefit obligation	—	—	—	—	(301)	(301)

Total comprehensive loss for the period	—	—	(261)	—	(28 933)	(29 194)

Balance as at December 31, 2019 (as adjusted) 1	48 513	43 349	28 181	191 213	(265 637)	45 619

Balance as of January 1, 2020 (as adjusted) 1	48 513	43 349	28 181	191 213	(265 637)	45 619

Share-based payments	—	—	2 782	—	—	2 782

Total transactions with owners, recognized directly in equity	—	—	2 782	—	—	2 782
Loss for the period	—	—	—	—	(17 204)	(17 204)
Currency Translation differences	—	—	(5)	—	—	(5)
Remeasurements of defined benefit obligation	—	—	—	—	(197)	(197)

Total comprehensive loss for the period	—	—	(5)	—	(17 402)	(17 406)

Balance as of December 31, 2020 (as adjusted) 1	48 513	43 349	30 958	191 213	(283 039)	30 994

Balance as of January 1, 2021 1	48 513	43 349	30 958	191 213	(283 039)	30 994

Capital increase	30 072	8 900	—	—	—	38 972
Transaction costs associated with capital increases	—	(2 583)	—	—	—	(2 583)
Reduction of share premium by absorption of losses	—	(43 349)	—	43 349	—	—
Share-based payments	—	—	2 172	—	—	2 172

Total transactions with owners, recognized directly in equity	30 072	(37 032)	2 172	43 349	—	38 561
Loss for the period	—	—	—	—	(26 512)	(26 512)
Currency Translation differences	—	—	42	—	—	42
Remeasurements of defined benefit obligation	—	—	—	—	554	554

Total comprehensive loss for the period	—	—	42	—	(25 958)	(25 916)

Balance as of December 31, 2021	78 585	6 317	33 172	234 562	(308 997)	43 639

(1)	For information on voluntary change in accounting policy, see note 5.2.16.
(2)
Pursuant to Belgian law (“CCA”), the calculation of amounts available for distribution to shareholders, as dividends or otherwise, must be determined on the basis of the Company’s standalone non-consolidated
statutory financial statements of Celyad Oncology SA prepared under Belgian GAAP, and not on the basis of IFRS consolidated financial statements. For more information, see Note 15.

The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1: THE COMPANY
Unless otherwise indicated, “Celyad,” “Celyad Oncology”, “the Company,” “our company,” “the Group,” “we,” “us” and “our” refer to Celyad Oncology SA and its consolidated subsidiaries.
The Company is a clinical-stage biopharmaceutical company focused on the discovery and development of chimeric antigen receptor T cell (CAR T) therapies for cancer.
Celyad Oncology SA was incorporated on July 24, 2007 under the name “Cardio3 BioSciences”. Celyad is a limited liability company (Société Anonyme) governed by Belgian law with its registered office at Axis Parc, Rue Edouard Belin 2,
B-1435
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
These consolidated financial statements have been approved for issuance by the Company’s Board of Directors on March 24, 2022. These statements have been audited by SRL EY
Bedrijfsrevisoren-Réviseurs
d’Entreprises, the statutory auditor of the Company and independent registered public accounting firm.
The annual report is available to the public free of charge to the above-mentioned address or via the Company’s website (https://celyad.com/investors/regulated-information/).
NOTE 2: GENERAL INFORMATION AND STATEMENT OF COMPLIANCE
The consolidated financial statements of the Group for the twelve months ended December 31, 2021, 2020 and 2019 (the “year” or “the period”) include Celyad Oncology SA and its subsidiaries. The significant accounting policies used for preparing these consolidated financial statements are explained below.
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
Statement of compliance
The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards, International Accounting Standards and Interpretations (collectively, IFRSs) as issued by the International Accounting Standards Board (IASB).
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

Going concern
The Group is pursuing a strategy to develop therapies to treat medical needs in oncology. Management has prepared detailed budgets and cash flow forecasts for the years 2022 and 2023. These forecasts reflect the strategy of the Group and include significant expenses and cash outflows in relation to the development of selected research programs and product candidates, partly compensated by grants funding and tax incentives.
As of December 31, 2021, the Company had cash and cash equivalents of €30.0 million and no short-term investments. On January 8, 2021, the Company entered into a committed equity purchase agreement (“Purchase Agreement”) over a
24-month
term for up to $40.0 million with Lincoln Park Capital Fund, LLC (“LPC
”), pursuant to which LPC’s purchases are subject to certain conditions, including that we may only deliver a Regular Purchase Notice (as that term is defined in the Purchase Agreement) of our ADSs so long as the adjusted price of our ADSs exceeds $1.00.
Over the remaining lifetime of the Purchase Agreement, the Company will have the right to direct LPC to purchase up to an aggregate remaining amount of $28.0 million ADSs, each of which represents one of our ordinary shares. As of December 31, 2021, the remaining amount of $28.0 million of this equity purchase agreement is expected to strengthen the Company’s current statement of financial position while also providing the Company with access to future capital on an as needed basis and to ensure sufficient funding to cover its operations for the next 12 months from the date the financial statements are issued.
Based on its current scope of activities, the Company estimates that its cash and cash equivalents as of December 31, 2021 combined with the remaining access to the equity purchase agreement established with Lincoln Park Capital Fund, LLC (remaining amount of $28.0 million as of December 31, 2021) should be sufficient to fund operating expenses and capital expenditure requirements until mid-2023.
COVID-19
update
On March 11, 2020, the World Health Organization declared the novel strain of coronavirus
(COVID-19)
a global pandemic and recommended containment and mitigation measures worldwide. Throughout 2020 and 2021, Belgium and the United States, where we operate, were impacted by temporary closures. While progress has been made in the fight against the ongoing
COVID-19
pandemic, including the broad dissemination and administration of vaccines in certain countries, the
COVID-19
pandemic has continued to spread globally. The length or severity of this pandemic cannot be predicted, but the Company anticipates that there may continue to be additional impacts from a prolonged
COVID-19
environment on the planned development activities of the Company.
To date,
COVID-19
has had no impact on the Group’s financial statements and corporate cash flow, and the Group expects that its existing cash and cash equivalents combined with the remaining access to the equity purchase agreement established with Lincoln Park Capital Fund, LLC (remaining amount of $28.0 million as of December 31, 2021) should be sufficient, based on the current scope of activities, to fund operating expenses and capital expenditure requirements until mid-2023.
With regards to our clinical programs, no major disruption in enrollment were experienced in the
CYAD-101,
CYAD-211
or
CYAD-02
programs in 2021 due to the coronavirus pandemic. Enrollment in the respective trials for
CYAD-101
and
CYAD-211
is ongoing without any major disruption due to the coronavirus pandemic, however future disruptions may occur. However, since 2020, certain clinical sites and institutions have not been able to receive visits from us or our representatives during the coronavirus pandemic, which has delayed our data monitoring activities and delayed its ability to lock the databases for completed studies.
The long-term impact of
COVID-19
on the Company’s operations will depend on future developments, which are highly uncertain and cannot be predicted, including the emergence of new variants, such as Delta and Omicron, and, among other things, additional government restrictions intended to contain
COVID-19’s
effects, but potential prolonged closures or other business disruptions may negatively affect its operations and the operations of its agents, contractors, consultants or collaborators, which could have a material adverse impact its business, results of operations and financial condition.

Changes to accounting standards and interpretations
The Group has applied the same accounting policies and methods of computation in its 2021 year-end
consolidated financial statements as compared to 2020, except for those that relate to new standards and interpretations.
None of the new standards, interpretations and amendments, which are effective for periods beginning after January 1, 2021 which have been issued by the IASB and the IFRIC have a material effect on the Group’s financial statements. None of the new standards, interpretations and amendments, which will be effective for periods beginning after January 1, 2022 and are not yet effective as of December 31, 2021 and/or not yet adopted as of December 31, 2021, are expected to have a material effect on the Group’s future financial statements as either they are not relevant to the Group’s activities, or they require accounting which is consistent with the Group’s current accounting policies.
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
REVENUE
So far, the primary revenue generated by the Group relates to the sale of licenses.
Licensing revenue
The Group enters into license and/or collaboration agreements with third-party biopharmaceutical partners. Revenue under these arrangements may include non-refundable
upfront payments, product development milestone payments, commercial milestone payments and/or sales-based royalty payments.
Upfront payments
License fees representing
non-refundable
payments received at the time of signature of license agreements are recognized as revenue upon signature of the license agreements when the Group has no significant future performance obligations and collectability of the fees is assured.
Milestone payments
Milestone payments represent amounts received from the Group’s customers or collaborators, the receipt of which is dependent upon the achievement of certain scientific, regulatory, or commercial milestones. Under IFRS 15, milestone payments generally represent a form of variable consideration as the payments are likely to be contingent on the occurrence of future events. Milestone payments are estimated and included in the transaction price based on either the expected value (probability-weighted estimate) or most likely amount approach. The most likely amount is likely to be most predictive for milestone payments with a binary outcome (i.e., the Group receives all or none of the milestone payment). Variable consideration is only recognized as revenue when the related performance obligation is satisfied, and the Group determines that it is highly probable that there will not be a significant reversal of cumulative revenue recognized in future periods.
Royalty revenue
Royalty revenues arise from the Group’s contractual entitlement to receive a percentage of product sales achieved by co-contracting
parties. As the Group’s
co-contracting
partners currently have no products based on a Celyad-technology approved for sale. The Group has not received any royalty revenue to date. Royalty revenues, if earned, will be recognized on an accrual basis in accordance with the terms of the contracts with the Group’s customers when sales occur and there is reasonable assurance that the receivables from outstanding royalties will be collected.
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
RCAs are dedicated to support specific development programs. All RCA contracts, in essence, consist of three phases, i.e., the “research phase”, the “decision phase” and the “exploitation phase”. During the research phase, the Group receives funds from the Region based on statements of expenses. In accordance with IAS 20.10A and IFRS Interpretations Committee (IC)’s conclusion that contingently repayable cash received from a government to finance a research and development (R&D) project is a financial liability under IAS 32, ‘Financial instruments; Presentation’, the RCAs are initially recognized, concomitantly with the occurrence of subsidized expense, as a financial liability at fair value (calculated based on present value of future repayment of grants), determined as per IFRS 9.
The benefit (RCA grant component) consisting in the difference between the cash received (RCA proceeds) and the above-mentioned financial liability’s fair value (RCA liability component) is treated as a government grant in accordance with IAS 20.
The RCA grant component is recognized in profit or loss under “Other income” on a systematic basis over the periods in which the entity recognizes the underlying R&D expenses subsidized by the RCA.
The fair market value adjustments to the RCA liability are recognized in the consolidated statement of comprehensive loss under “Other income/expense” and as a non-cash
adjustment in “cash flows from operating activities” in the consolidated statements of cash flows.
The RCAs liability contains two components:

•
The fixed part of the reimbursement of 30% is refundable based upon an agreed repayment schedule. The initial recognition at fair value is performed using the discount rate at the date of the convention and the assumption of exploitation until the end of repayment schedule.

•
The variable part (from 70% and up to 170%) is refundable to the extent of the revenue generated within exploitation phase. The initial recognition at fair value of the variable part of the component is based on probability-weighted discounted cash flows estimated using Key assumptions listed in note 7.

The sales-independent reimbursements and sales-dependent reimbursements are, in the aggregate (including the accrued interests), capped at 200% of the principal amount paid out by the Walloon Region.
The RCAs liability component (RCA financial liability) is subsequently measured at amortized cost using the cumulative catch-up
approach under which the carrying amount of the liability is adjusted to the present value of the future estimated revenue, discounted at the liability’s original effective interest rate. The resulting adjustment is recognized within profit or loss under “Other income/expense”.
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

When the Group does not exploit (or ceases to exploit) the results of programs under an RCA, it has to notify the Region of this decision. This decision is the sole responsibility of the Group. The related liability is then discharged by the transfer of such results to the Region. Also, when the Group decides to renounce its rights to patents which may result from the research, title to such patents will be transferred to the Region. In that case, the RCA liability is extinguished and reflected in the statement of income (loss) under “Other income/expense”.
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
These government grants are recognized in profit or loss under “Other income” on a systematic basis over the periods in which the entity recognizes the underlying R&D expenses subsidized.
INTANGIBLE ASSETS
The following categories of intangible assets apply to the current Group operations:
Separately acquired intangible assets
Intangible assets acquired from third parties are recognized at cost, if and only if it is probable that future economic benefits associated with the asset will flow to the Group, and that the cost can be measured reliably. Subsequent payments of contingent consideration are capitalized when incurred. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. The useful life of intangible assets is assessed as finite, except for Goodwill. They are amortized over the expected useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates and applied prospectively. The amortization expense on intangible assets with finite lives is recognized in the income statement in the expense category consistent with the function of the intangible asset.
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
In-process
research and development costs
The
In-process
research and development costs (“IPR&D”) acquired as part of a business combination are measured at fair value at the date of acquisition. Subsequent to initial recognition, it is reported at cost and is subject to annual impairment testing until the date the projects are available for use and from that moment, the IPR&D will be amortized over its remaining useful economic life.
Subsequent R&D expenditure can be capitalized as part of the IPR&D only to the extent that IPR&D is in development stage, i.e., when such expenditure meets the recognition criteria of IAS 38. In line with biotech industry practice, the Group determines that ‘development stage’ under IAS 38 is reached when the product candidate gets regulatory approval (upon Phase III completion). Therefore, any R&D expenditure incurred between the acquisition date and the development stage should be treated as part of research phase and expensed periodically in the income statement.
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
Amortization of the asset begins when development has been completed and the asset is available for use. It is amortized over the period of expected future benefit. Amortization is recorded in Research & Development expenses. During the period of development, the asset is tested for impairment annually, or earlier when an impairment indicator occurs. As of statement of financial position dates, only the development costs of C-Cath ez
have been capitalized and are being amortized over a period of 17 years which corresponds to the period over which the intellectual property is protected.
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
LEASES
The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date whether fulfilment of the arrangement is dependent on the use of a specific asset or assets, or the arrangement conveys a right to use the asset.
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
assets).
IMPAIRMENT OF
NON-FINANCIAL
ASSETS
The Group assesses at each reporting date whether there is an indication that an asset may be impaired, unless there are indications of impairment at other points throughout the period. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU) fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax
discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used based on the discounted cash-flow model. For intangible assets under development (like IPR&D), only the fair value less costs to sell reference is allowed in the impairment testing process.

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
As of the statement of financial position dates, the Group has two cash-generating units which consist of the development and commercialization activities on:

•	CYAD products candidate series based on CAR-T technology, for the immune-oncology segment; and

•	C-Cath ez commercialized medical device, for the cardiology segment.
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
Subsequent measurement
After initial measurement, financial assets are subsequently measured at amortized cost using the effective interest rate method (EIR), less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fee or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the income statement under “Financial income”. The losses arising from impairment are recognized in the income statement under “Other expenses”.
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
If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows.
The present value of the estimated future cash flows is discounted at the financial assets’ original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.
The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement under “Other expenses”. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income in the income statement under “Financial income”. Loans together with the associated allowance are written off when there is no realistic prospect of future recovery. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a future write-off
is later recovered, the recovery is credited to the income statement.
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
Initial recognition and measurement
Financial liabilities are initially measured at fair value. Transactions costs that are directly attributable to the acquisition or issue of financial liabilities are added or deducted from the fair value of the financial liabilities, as appropriate, on initial recognition.
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
When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statement under “Change in fair value of contingent consideration” or “Other expenses”.
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
EQUITY
The basic net profit/(loss) per share is calculated based on the weighted average number of shares outstanding during the period. The equity is comprised of the following (further details are given in note 15);

•	Share capital: Share capital is comprised of the nominal amount of the parent’s ordinary shares. This capital is not distributable in the form of dividends under Belgian Company Code.

•
Share premium: Share premium is comprised of: (1) the amount received attributable to share capital, in excess of the nominal amount of shares issued by the parent company, reduced by; (2) issuance costs directly attributable to the capital increase; and (3) absorption of the accumulated deficit into the share premium, as approved by the Company’s shareholders in accordance with Belgian Company Code.

•	Other reserves: Other reserves are comprised of: (1) Share-base payment reserve; (2) Other equity reserve from conversion of convertible loan in 2013; and (3) Currency Translation differences.

•
Capital reduction reserve: Capital reduction reserve is comprised of the absorption of historical losses of the Company into the share premium, as approved by the Company’s shareholders in accordance with Belgian Company Code.

•	Accumulated deficit: Accumulated deficit is comprised of cumulative historical losses of the Company.

Voluntary change in accounting policy:
During the year ended December 31, 2021, the Company changed its accounting policy related to the presentation of capital reduction reserve to reflect the absorption of historical accounting losses into share premium. Under the previous policy, the Company presented the transfer of losses into the share premium as a component of accumulated deficit. The Company changed its policy to present the amount of transfer losses into share premium separately from accumulated deficit on the Statements of Financial Position and Changes in Shareholders’ Equity. The change in presentation was made to provide a more faithful presentation of the nature of components of the Company’s shareholders’ equity. This change has no impact on the Company’s financial position, results of operations or cash flows for any periods presented.
The Company has applied this change in accounting policy to all periods presented for comparative purposes.
NOTE 4: RISK MANAGEMENT
Financial risk factors
Interest rate risk
The interest rate risk is very limited as the Group has only a limited amount of finance leases and no outstanding bank loans. So far, because of the immateriality of the exposure, the Group did not enter into any interest hedging arrangements.
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
At December 31, 2021, the foreign exchange risk exposure exists mainly on the cash denominated in USD.
A depreciation of 1% on the USD versus EUR would translate into an unrealized foreign exchange loss of €48k for the Group at December 31, 2021.
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
Capital management
The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an adequate structure to limit to cost of capital.
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
When assessing going concern, the Board of Directors considers mainly the following factors:

•	The treasury available at the statement of financial position date; and,

•
The cash burn projected in accordance with the approved budget for next
12-month
period as from the date the financial statements are issued, which are subject to judgments by management while considering all information available at the reporting date such as significant expenses and cash outflows in relation to – among others- the ongoing clinical trials, the continuation of research and development projects, and the scaling-up
of the Company’s manufacturing facilities;

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
Recoverable Cash Advances received from the Walloon Region
As explained in note 3, accounting for RCAs requires initial recognition of the fair value of the loan received to determine the benefit of the below-market rate of interest, which shall be measured as the difference between the initial carrying value of the loan and the proceeds received. Loans granted to entities in their early stages of operations, for which there is significant uncertainty about whether any income will ultimately be generated and for which any income which will be generated will not arise until a number of years in the future, normally have high interest rates. Judgment is required to determine a rate which may apply to a loan granted on an open market basis and to determine projected revenue that will derive in the future from the products that benefited from the support of the Walloon Region. The estimated projected revenue by management is similar to the ones used for impairment of non-financial
assets (see note 7).
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
Measurement and impairment of
non-financial
assets
With the exception of goodwill and certain intangible assets for which an annual impairment test is required, the Group is required to conduct impairment tests where there is an indication of impairment of an asset. Measuring the fair value of non-financial
assets requires judgement and estimates by management. These estimates could change substantially over time as new facts emerge or new strategies are taken by the Group. Further details (including sensitivity analysis) are contained in note 7.
Contingent consideration provisions
The Group recorded a liability for the estimated fair value of contingent consideration arising from business combinations. The estimated amounts are the expected payments and timing of such payments, determined by considering the possible scenarios of forecast sales and other performance criteria, the amount to be paid under each scenario, and the probability of each scenario, which is then discounted to a net present value. The estimates could change substantially over time as new facts emerge and each scenario develops. Further details on management’s estimations and sensitivity analysis are contained in note 23.
NOTE 6: OPERATING SEGMENT INFORMATION
The chief operating decision-maker (CODM), who is responsible for making strategic decisions, allocating resources and assessing performance of the Group, has been identified as the Board of Directors.
Since the acquisition of the oncological platform in 2015, the management and the CODM have determined that there are two operating segments, being:

•	the immuno-oncology segment regrouping all assets developed based on the CAR-T cell platform; and

•	the cardiology segment, regrouping the Cardiopoiesis platform, C-Cath ez .

Corporate segment includes costs for general and administration functions not allocated to the other business segments.
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
The CODM does not review assets by segments, hence no segment information per assets is disclosed. As of December 31, 2021, the main Group’s non-current
assets are located in Belgium.
Since 2017, the Group is fully focused on the development of its immuno-oncology platform. Therefore, for the year ended December 31, 2021, most of the R&D expenses were incurred in the immuno-oncology segment, in line with prior year.

€ ’000	For the year ended December 31, 2019
	Cardiology	Immuno-oncology	Corporate	Group Total
Revenue recognized at a point in time	6	—	—	6
Revenue recognized over time	—	—	—	—
Total Revenue	6	—	—	6
Cost of Sales	—	—	—	—
Gross Profit	6	—	—	6
Research & Development expenses	(146)	(25 049)	—	(25 196)
General & Administrative expenses	—	—	(9 070)	(9 070)
Change in fair value of contingent consideration	—	433	—	433
Net Other income/(expenses)	63	4 795	90	4 948
Operating Profit/(Loss)	(78)	(19 821)	(8 979)	(28 879)

Net financial income/(expenses)	212	(183)	211	239
Profit/(Loss) before taxes	134	(20 005)	(8 769)	(28 640)
Income Taxes	—	—	8	8
Profit/(Loss) for the year 2019	134	(20 005)	(8 761)	(28 632)

€ ’000	For the year ended December 31, 2020
	Cardiology	Immuno-oncology	Corporate	Group Total
Revenue recognized at a point in time	5	—	—	5
Revenue recognized over time	—	—	—	—
Total Revenue	5	—	—	5
Cost of Sales	—	—	—	—
Gross Profit	5	—	—	5
Research & Development expenses	(124)	(21 398)	—	(21 522)
General & Administrative expenses	—	—	(9 315)	(9 315)
Change in fair value of contingent consideration	—	9 228	—	9 228
Net Other income/(expenses)	(2)	4 582	38	4 617
Operating Profit/(Loss)	(121)	(7 589)	(9 277)	(16 987)

Net financial income/(expenses)	(33)	(182)	(3)	(217)
Profit/(Loss) before taxes	(154)	(7 771)	(9 280)	(17 204)
Income Taxes	—	—	—	—
Profit/(Loss) for the year 2020	(154)	(7 771)	(9 280)	(17 204)

€ ’000	For the year ended December 31, 2021
	Cardiology	Immuno-oncology	Corporate	Group Total
Revenue recognized at a point in time	—	—	—	—
Revenue recognized over time	—	—	—	—
Total Revenue	—	—	—	—
Cost of Sales	—	—	—	—
Gross Profit	—	—	—	—
Research & Development expenses	(142)	(20 631)	—	(20 773)
General & Administrative expenses	—	—	(9 908)	(9 908)
Change in fair value of contingent consideration	—	847	—	847
Net Other income/(expenses)	(108)	3 507	44	3 443
Operating Profit/(Loss)	(250)	(16 277)	(9 864)	(26 391)

Net financial income/(expenses)	107	(165)	(53)	(111)
Profit/(Loss) before taxes	(143)	(16 442)	(9 917)	(26 502)
Income Taxes	—	—	(10)	(10)
Profit/(Loss) for the year 2021	(143)	(16 442)	(9 927)	(26 512)
Note 7: Intangible assets
The change in intangible assets is broken down as follows, per class of assets:

(€’000)	Goodwill	In-process research and development	Development costs	Patents, licenses, trademarks	Software	Total
Capitalized costs
At January 1, 2020	883	33 678	1 084	12 903	179	48 726
Additions	—	—	—	168	1	169
Currency translation adjustments	—	—	—	—	—	—
Divestiture	—	—	—	—	—	—
Transfer	—	—	—	—	100	100
At December 31, 2020	883	33 678	1 084	13 071	279	48 995
Additions	—	—	—	214	—	214
Currency translation adjustments	—	—	—	—	—	—
Divestiture	—	—	—	—	(16)	(16)
Transfer	—	—	—	—	—	—

At December 31, 2021	883	33 678	1 084	13 285	263	49 193

Accumulated amortization
At January 1, 2020	—	—	(477)	(11 938)	(112)	(12 527)
Amortization charge	—	—	(66)	(114)	(16)	(197)
Divestiture	—	—	—	—	—	—
Transfer	—	—	—	—	(100)	(100)
At December 31, 2020	—	—	(543)	(12 052)	(229)	(12 824)
Amortization charge	—	—	(67)	(134)	(16)	(217)
Divestiture	—	—	—	—	16	16
Currency translation adjustments	—	—	—	—	—	—
Transfer	—	—	—	—	—	—

At December 31, 2021	—	—	(610)	(12 186)	(229)	(13 025)

Net book value
Capitalized costs	883	33 678	1 084	13 071	279	48 995
Accumulated amortization	—	—	(543)	(12 052)	(229)	(12 824)

At December 31, 2020	883	33 678	540	1 019	51	36 171

Capitalized costs	883	33 678	1 084	13 285	263	49 193
Accumulated amortization	—	—	(610)	(12 186)	(229)	(13 025)

At December 31, 2021	883	33 678	474	1 099	34	36 168

The capitalized development costs relate to the development of C-Cath ez
. Since May 2012 and the CE marking of C-Cath
ez
, the development costs of C-Cath
ez
are capitalized and amortized over the estimated residual intellectual property protection as of the CE marking (i.e., until 2029)
.
 No other development costs have been capitalized up until now. All other programs’
(C-Cure,
CYAD-01,
CYAD-02,
CYAD-101,
CYAD-211)
related development costs have been assessed as not being eligible for capitalization and have therefore been recognized in the income statement as research and development expenses. Software is amortized over a period of 3 to 5 years.
Goodwill, IPR&D, Patents, Licenses and Trademarks mainly relate to the following items:

•
Goodwill and IPR&D resulted from the purchase price allocation exercise performed for the acquisition of Oncyte LLC in 2015. As of December 31, 2021 and 2020, Goodwill and IPR&D are not amortized but tested for impairment.

•
Exclusive Agreement for Horizon Discovery’s shRNA Platform to develop next-generation allogenic
CAR-T
Therapies acquired for $1.0 million at the end of December 2018. In October 2019, the Company capitalized milestone payments for a total amount of $0.2 million related to the exercise of the option on the Exclusive Agreement and to the first effective IND filing related to
CYAD-02.
In November 2020, the Group capitalized the milestone payments for an amount of $0.2 million related to the first effective IND, filed by the Group, relating to the product
CYAD-211.
At December 31, 2021, milestone payments are capitalized for a total amount of $0.4 million. This patent is amortized over the remaining intellectual property protection of 20 years, with the first patent application filed in 2008.

•
Exclusive license from the Moffitt Cancer Center for an antibody directed to Tumor-associated glycoprotein
(TAG-72),
which will form the basis of a T cell engager to be used with the shRNA platform technology of the Company acquired for $0.1 million in January 2021.

•	Exclusive license agreement signed with the University of Pennsylvania for an engager targeting Glypican 3 (GPC3) acquired for $0.2 million in October 2021.
The Immuno-oncology cash generating unit (CGU) has a net book value of €35.7 million at December 31, 2021. This CGU is mainly composed of
:

•	The goodwill and IPR&D resulting from the purchase price allocation exercise performed for the acquisition of Oncyte LLC in 2015;

•	The Horizon Discovery’s shRNA platform;

•	The new licenses acquired in 2021 from the Moffitt Cancer Center and University of Pennsylvania.
The variance on the total intangible assets as of December 31, 2021, in comparison to December 31, 2020, resulted primarily from the regular amortization of C-Cath ez
costs and the Group’s Patents & Licenses, compensated by new licenses acquired in 2021 regarding an exclusive patent license agreement signed with the University of Pennsylvania for an engager targeting Glypican 3 (GPC3) and an exclusive license from the Moffitt Cancer Center for an antibody directed to Tumor-associated glycoprotein
(TAG-72),
which both will form the basis of a T cell engager to be used with the shRNA platform technology of the Company.
Impairment testing
Impairment testing is detailed below.
Immuno-oncology CGU impairment test
4
Goodwill and IPR&D exclusively relate to the acquisition of the former entity Oncyte LLC (meanwhile liquidated into Celyad SA) which was acquired in 2015. Management performs an annual impairment test on goodwill and on ‘indefinite lived assets’ that are not amortized in accordance with the accounting policies stated in notes 5.2.6 and 5.2.9. The impairment test has been performed at the level the immuno-oncology segment corresponding to the CGU to which the goodwill and the IPR&D belong as well as the Horizon Discovery’s shRNA platform. The recoverable amount associated to this CGU is calculated based on the fair value less costs to sell model using Level 3 fair value measurements for which the Group developed unobservable inputs and requires the use of assumptions. The calculations use cash flow projections based on business plan ending in 2040 based on probability of success of
CYAD-02,
CYAD-101
and
CYAD-211
product candidates as well as extrapolations of projected cash flows resulting from the future expected sales on
CYAD-101
and
CYAD-211
and sublicense income associated with
CYAD-02.
CGU recoverable value, determined accordingly, exceeds its carrying amount. Accordingly, no impairment loss was recognized either on goodwill, on the IPR&D, on the Horizon Discovery’s shRNA platform or other immuno-oncology licenses at December 31,2021.
Management’s key assumptions (assumptions to which the unit’s or group of units’, recoverable amount is most sensitive) about projected cash flows when determining fair value less costs to sell are as follows:

•	Discount rate (WACC)
Management estimated the discount rate (WACC) as of December 31, 2021 to be 13.4% (14.8% as of December 31, 2020) based on following components: the US Government Treasury bill
20-Y,
the Group’s Beta, the equity Market Risk Premium and the small firm/illiquidity premium. The decrease of the WACC is mainly driven by a decrease of the Beta of the Group which is associated with the volatility of the Group’s equity influenced by its ongoing clinical programs and overall competitive landscape within the immuno-oncology field. Management corroborates its estimation with industry standards for biotechnology companies, the WACC used by Equity Research companies following the Group and transactions that have been sourced by the Group over the past 24 months.

4
The uncertainly raised by the
COVID-19
pandemic is not impacting impairment testing. Although there are lot of uncertainties, it does not impact the Group’s assets valuation as of December 31, 2021. For additional information on
COVID-19
pandemic update, refer to note 2.

•	Projected Revenue
Management estimated the projected revenue (using cash flow projections ending in 2040) based on the following components: total market and market share, time-to-market,
treatment price and terminal value. Management based its estimation of projected revenue and related components with the Group’s business plan, industry data for biotechnology companies, evolution of similar R&D programs, comparable prices, expected patent expiration period. The weight of this assumption is partially alleviated by the probability of success (PoS) presented hereunder.

•	Probabilities of Success (PoS)
Management estimated the PoS based on Clinical Development Success Rates observed by independent business intelligence consulting companies for hematological and solid tumor diseases. Probability of the Group’s product candidates reaching the market used were updated compared to prior year-end
based on most recent Clinical Development Success Rates observed by independent business intelligence consulting companies for hematological and solid tumor diseases as follows:

•	Probabilities of Success as of December 31, 2021:

PoS	Phase I	Phase I to Phase II	Phase II to Phase III	Phase III to BLA	BLA to Approval	Cumulative PoS
CYAD-02	100%	50%	28%	60%	90%	7.5%
CYAD-101	100%	49%	23%	43%	93%	4.6%
CYAD-211	100%	50%	28%	60%	90%	7.5%

•	Probabilities of Success as of December 31, 2020:

PoS	Phase I	Phase I to Phase II	Phase II to Phase III	Phase III to BLA	BLA to Approval	Cumulative PoS
CYAD-02	100%	62%	29%	53%	86%	8.1%
CYAD-101	100%	64%	23%	34%	80%	4.0%
CYAD-211	100%	62%	29%	53%	86%	8.1%
The PoS estimates used by management as of December 31, 2020 utilized clinical development success rates compiled by independent business intelligence consulting companies which sourced data from clinical development programs from 2006 – 2015. The Group’s updated PoS rates for its clinical programs as of December 31, 2021 incorporates data for clinical development success rates from 2011 – 2020, which the Group believes is a more accurate reflection of clinical development success rates across stage of development and in aggregate.
The sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. The following table presents the sensitivity analyses of the recoverable amount of the CGU associated to the immuno-oncology operations:

Sensitivity analysis		Discount rate (WACC)
	Impact on model value	13.4%	14.0%	14.7%
	95.0%	-9%	-18%	-26%
Projected Revenue	97.5%	-2%	-14%	-22%
	100.0%	Model Reference	-10%	-19%
Regarding the sensitivity analysis related to PoS based on a change in this assumption while holding all other assumptions constant, a decrease by
-10%
or
-20%
to the bottom-line cumulative PoS would imply a decrease by
-10%
or
-20%
respectively of the recoverable amount of the CGU associated to the immuno-oncology operations.

This sensitivity analyze would imply that the recoverable value of the CGU exceeds its carrying amount at December 31, 2021.
On February 28, 2022, the Group announced its decision to voluntarily pause its Phase 1b
KEYNOTE-B79
trial evaluating
CYAD-101
administered concurrently with FOLFOX chemotherapy followed by MSD’s anti-PD-1
therapy, KEYTRUDA
®
(pembrolizumab) in patients with refractory metastatic colorectal cancer following reports of two fatalities that presented with similar pulmonary findings. The Group is currently investigating these reports and evaluating any similar events in additional patients treated on study. On March 1, 2022, the Group was informed via-email communication from the FDA that the KEYNOTE-B79 trial has been placed on clinical hold due to insufficient information to assess risk to study subjects (see note 36). Given the uncertain impact of this event on the future of KEYNOTE-B79 trials at this time, the Group is not able to assess the impact of such outcomes on the valuation of related assets and contingent liabilities and, therefore, has not adjusted the related fair value calculations for the clinical hold.
C-Cure
(Cardio) impairment test
Pursuant to 2017 strategic decision to focus all the efforts of the Group on the development of the immuno-oncology platform and the lack of strategic business development opportunities identified for the
C-Cure
(Mayo Licenses), this asset had been fully impaired as of December 31, 2017. CGU’s recoverable amounts being confirmed to be zero at current year-end,
the 100% impairment allowance has been carried forward at December 31, 2021.
NOTE 8: PROPERTY, PLANT AND EQUIPMENT

(€’000)	Property	Equipment	Furniture	Leasehold	Total
Capitalized costs
At January 1, 2020	2 810	4 099	307	4 193	11 409
Additions	191	670	10	56	926
Disposals	—	(932)	(67)	(372)	(1 371)
Currency translation adjustments	—	(1)	—	(17)	(18)
Transfers	—	(271)	—	171	(100)

At December 31, 2020	3 001	3 563	250	4 032	10 846
Additions	24	388	—	10	422
Disposals	—	(192)	—	—	(192)
Currency translation adjustments	—	1	—	15	16
Transfers	—	—	—	—	—

At December 31, 2021	3 025	3 760	250	4 057	11 092

Accumulated depreciation:
At January 1, 2020	(399)	(2 967)	(205)	(2 776)	(6 347)
Depreciation charge	(428)	(691)	(46)	(470)	(1 635)
Disposals	—	760	38	352	1 150
Currency translation adjustments	—	1	—	4	5
Transfers	—	271	—	(171)	100

At December 31, 2020	(827)	(2 625)	(214)	(3 061)	(6 727)
Depreciation charge	(454)	(512)	(24)	(313)	(1 303)
Disposals	—	191	—	—	191
Currency translation adjustments	—	(2)	—	(3)	(5)
Transfers	—	—	—	—	—

At December 31, 2021	(1 281)	(2 948)	(238)	(3 377)	(7 844)

Net book value
Capitalized costs	3 001	3 563	250	4 032	10 846
Accumulated depreciation	(827)	(2 625)	(214)	(3 061)	(6 727)
At December 31, 2020	2 174	938	36	971	4 119

Capitalized costs	3 025	3 760	250	4 057	11 092
Accumulated depreciation	(1 281)	(2 948)	(238)	(3 377)	(7 844)

At December 31, 2021	1 744	812	12	680	3 248

Property, Plant and Equipment is mainly composed of
right-of-use
on leased offices, facilities and equipment (including vehicles), office furniture, leasehold improvements, and laboratory equipment.
The variance on the total tangible assets as of December 31, 2021 resulted primarily in new laboratories equipment compensated by yearly depreciation.
The additions for the period amounting €0.4 million are mainly driven by new laboratories equipment for €0.3 million. At December 31, 2020, the variance on the total tangible assets resulted primarily in new leased assets compensated by yearly depreciation. The additions for the year 2020 amounting to €0.9 million were mainly driven by the renewal of leased buildings relating to the Group’s R&D and manufacturing facilities for €0.2 million and new leased laboratories equipment for €0.5 million, see disclosure 29
Leases
.
NOTE 9: OTHER
NON-CURRENT
ASSETS

(€’000)	As at December 31,
	2021	2020
Non-current trade receivables Mesoblast license agreement	2 209	1 923
Net investment in Lease	—	195

Total Non-current Trade and Other receivables	2 209	2 117

In May 2018, the Group entered into an exclusive license agreement with Mesoblast, an Australian biotechnology company, to develop and commercialize our intellectual property rights relating to C-Cathez, an intra-myocardial injection catheter. This license agreement refers to the right to use the company’s intellectual property as it exists at the point in time the license has been granted (May 2018) and foresees contingent milestone payments. The related receivable is reported for its discounted value (€2.2 million) under
‘Non-current
trade receivables’. There are no corresponding contract liabilities reported at December 31, 2021, as no performance obligation was outstanding.
The Group has signed an amendment of the license agreement on January 17, 2022. For further detailed information, see disclosure 36.
At December 31, 2020, the
non-current
net investment in lease referred to the
non-current
receivable recorded under IFRS16 Leases accounting standard as the Group subleases some office spaces it leases from a head lessor. At December 31, 2021, there is no non-current net investment in lease.

(€’000)	As at December 31,
	2021	2020
R&D Tax credit receivable	3 764	3 679

Total Non-current Grant receivables	3 764	3 679

Deposits	262	293

Total Other non-current assets	262	293

In 2017, the Group recognized for the first time a R&D tax credit (€
1.2
million) receivable from the Federal Government that included a one-
time
catch-up
effect. Since 2018, further R&D tax credit receivables are recorded on an annual basis. For the year ended December 31, 2021, the
Group recorded additional
R&D tax credit of €
0.7
 million, taking into account all information available as of December 31, 2021
. The
Group received the reimbursement from the Federal Government of €
0.6
 million related to the fiscal year 2016 tax credit.
The
non-current
assets refer to security deposits paid to the lessors of the building leased by the Group and a deposit to the Social Security administration.
NOTE 10: INVENTORIES AND WORK IN PROGRESS
Not applicable
NOTE 11: TRADE, OTHER RECEIVABLES AND OTHER ASSETS

(€‘000)	As at December 31,
	2021	2020
Trade receivables	203	165
Advance deposits	246	220
Net Investment in Lease	219	230
Other receivables	—	—

Total Trade and Other receivables	668	615

Current Grant receivables (RCAs)	1 121	145
Current Grant receivables (Others)	274	—

Total Current Grant receivables	1 395	145

Prepaid expenses	1 688	1 343
VAT receivable	483	342
Income and other tax receivables	40	25

Total Other current assets	2 211	1 711

Total Trade receivables, advances and other current assets	4 274	2 471

Impairment of receivables is assessed on an individual basis at the end of each accounting year.
At December 31, 2021 and 2020, no receivable was overdue. There were no carrying amounts for trade and other receivables denominated in foreign currencies, except for the net investment in lease for which carrying amount is under USD. No impairments were recorded on trade receivables and other current assets (see note 4).
The current net investment in lease refers to the receivable recorded under IFRS16 Leases accounting standard as the Group subleases some office spaces it leases from a head lessor.

As of December 31, 2021, grant receivables for a total amount of €1.4 million has been recorded due to Walloon Region recoverable cash advances regarding
CYAD-02
(numbered 8088),
CYAD-101
(numbered 8212), CwalityCAR (numbered 1910028) and new grant convention signed with the Walloon Region in 2021 regarding the new engagers (numbered 8516). The increase of the current grant receivables between the years 2020 and 2021 is mainly explained by lower cash proceeds from the Walloon Region in 2021 compared to expenses subsidized by these RCAs and other grants recognized in 2021.
The increase in prepaid expenses as of December 31, 2021 compared to December 31, 2020 for €0.3 million is mainly driven by the increase on prepaid expenses on insurances combined with transaction costs linked to the LPC equity facility for an amount of €0.2 million subject to capitalization and to be offset against a future capital raise.
NOTE 12: SHORT-TERM INVESTMENT
Given the level of market interest rates for corporate deposits of short-term maturities, the Group has not invested in short-term deposits over the years 2021 and 2020.
NOTE 13: CASH AND CASH EQUIVALENTS

(€’000)	As at December 31,
	2021	2020
Cash at bank and on hand	30 018	17 234

Total	30 018	17 234

The Group’s cash and cash equivalents amounted to €30.0 million at December 31, 2021 which accounts for an increase of €12.8 million as compared to year-end
2020, mainly as a result of cash proceeds from capital raises during the period partly compensated by the Group’s operations expenses.
Cash at banks earn interest at floating rates based on daily bank deposit rates. For the years ended December 31, 2021 and 2020, the earned bank interests have been insignificant.
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

Biological Manufacturing Services SA (BMS) was acquired in May 2016. BMS owns Good Manufacturing Practices (‘GMP’) laboratories. BMS rent its laboratories to Celyad SA since 2009 and until April 30, 2016.
NOTE 15: SHARE CAPITAL
The number of shares issued is expressed in units.

	As at December 31,
	2021	2020
Total number of issued and outstanding shares	22 593 956	13 942 344
Total share capital (€’000)	78 585	48 513
As of December 31, 2021, the share capital amounts to €78,585 represented by 22,593,956 fully authorized and subscribed and paid-up
shares with a nominal value of €3.48 per share. This number does not include warrants issued by the Group and granted to certain directors, employees and non-employees
of the Group.
As of December 31, 2021, the authorized capital which has been used over the period 2021 by the board of directors amounts to €32,119. The remaining available from the authorized capital amounts to €4,773 as of December 31, 2021.
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
On May 31, 2013, the Company closed its fourth financing round, the ‘Round D financing’. The convertible loans E, F, G and H previously recorded as financial debt were converted in shares which led to an increase in equity for a total amount of €28,645k of which €5,026k is accounted for as capital and € 6,988k as share premium. The remainder (€ 16,631k) is accounted for as other reserves on fully settled contribution in kind convertible loans. Furthermore, a contribution in cash by existing shareholders of the Company led to an increase in share capital and issue premium by an amount of €7,000k.
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

In August 2017, pursuant to the amendment of the agreements with Celdara Medical LLC and Dartmouth College, the CAR T technology inventors, the capital of the Company was increased by way of contribution in kind of a liability owed to Celdara Medical LLC.
328,275
new shares were issued at a price of €
32.35
(being Celyad share’s
average market price
for the 30 days preceding the transaction) and the capital and the share premium of the Company were therefore increased respectively by €
1,141
k and €
9,479
k without an impact on the cash and cash equivalents, explaining why such transaction is not disclosed in the consolidated statements of cashflows.
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
On January 8, 2021, the Company has entered into a committed equity purchase agreement (“Purchase Agreement”) for up to $40.0 million with Lincoln Park Capital Fund, LLC (“LPC”), a Chicago-based institutional investor. Over the 24-month term of the Purchase Agreement, the Company will have the right to direct LPC to purchase up to an aggregate amount of $40.0 million American Depositary Shares (“ADSs”), each of which represents one ordinary share of the Company.
From the inception of the Purchase Agreement through
December 31, 2021, a total of 1,962,812 new shares have been issued by the Company and subscribed by LPC for a cash proceed of €9.2 million. As of December 31, 2021, there is a remaining access to the

Purchase Agreement
established with LPC for an amount of $28.0 million.
During the extraordinary shareholders meeting of May, 25 2021, the shareholders, in accordance with Belgian Company Law, approved the absorption of approximately €43.3 million of accounting losses into share premium. As a result, share premium has been reduced by a cumulative amount of €43.3 million in the 12 months period ended December 31, 2021 (€234.6 million of loss absorption has been approved and recorded from inception to December 31, 2021) against capital reduction reserve. This transaction has no impact on the total equity, comprehensive income (loss), assets (including cash) nor liabilities.
On May, 21 2021 and June 14, 2021, a total of 188,800 new shares have been issued by the Company and subscribed by Jefferies under the ATM for a cash proceed of €0.9 million.
On December 8, 2021, 6,500,000 new shares were issued by decision of the board of directors and subscribed for by CFIP CLYD LLC in the framework of a private placement for a global cash proceed of €28.9 million.
As of December 31, 2021, all shares issued have been fully paid.
The following share issuances occurred since the incorporation of the Company:

Category		Transaction date	Description	# of shares	Par value (in €)
Class shares	A	24 July 2007	Company incorporation	409 375	0.15
Class shares	A	31 August 2007	Contribution in kind (upfront fee Mayo License)	261 732	36.30
Class shares	B	23 December 2008	Capital increase (Round B)	137 150	35.36
Class shares	B	23 December 2008	Contribution in kind (Loan B)	67 502	35.36
Class shares	B	28 October 2010	Contribution in cash	21 000	22.44
Class shares	B	28 October 2010	Contribution in kind (Loan C)	92 068	35.36
Class shares	B	28 October 2010	Contribution in kind (Loan D)	57 095	35.36
Class shares	B	28 October 2010	Contribution in cash	73 793	35.36
Class shares	B	28 October 2010	Exercise of warrants	12 300	22.44

Class shares	B	28 October 2010	Contribution in kind (Mayo receivable)	69 455	44.20
Class shares	B	28 October 2010	Contribution in cash	9 048	44.20
Class shares	B	31 May 2013	Contribution in kind (Loan E)	118 365	38.39
Class shares	B	31 May 2013	Contribution in kind (Loan F)	56 936	38.39
Class shares	B	31 May 2013	Contribution in kind (Loan G)	654 301	4.52
Class shares	B	31 May 2013	Contribution in kind (Loan H)	75 755	30.71
Class shares	B	31 May 2013	Contribution in cash	219 016	31.96
Class shares	B	4 June 2013	Conversion of warrants	2 409 176	0.01
Ordinary shares		11 June 2013	Conversion of Class A and Class B shares in ordinary shares	4 744 067	—
Ordinary shares		5 July 2013	Initial Public Offering	1 381 500	16.65
Ordinary shares		15 July 2013	Exercise of over-allotment option	207 225	16.65
Ordinary shares		31 January 2014	Exercise of warrants issued in September 2008	5 966	22.44
Ordinary shares		31 January 2014	Exercise of warrants issued in May 2010	333	22.44
Ordinary shares		31 January 2014	Exercise of warrants issued in January 2013	120 000	4.52
Ordinary shares		30 April 2014	Exercise of warrants issued in September 2008	2 366	22.44
Ordinary shares		16 June 2014	Capital increase	284 090	44.00
Ordinary shares		30 June 2014	Capital increase	284 090	44.00
Ordinary shares		4 August 2014	Exercise of warrants issued in September 2008	5 000	22.44
Ordinary shares		4 August 2014	Exercise of warrants issued in October 2010	750	35.36
Ordinary shares		3 November 2014	Exercise of warrants issued in September 2008	5 000	22.44
Ordinary shares		21 January 2015	Contribution in kind (Celdara Medical LLC)	93 087	37.08
Ordinary shares		7 February 2015	Exercise of warrant issued in May 2010	333	22.44
Ordinary shares		3 March 2015	Capital increase	713 380	44.50
Ordinary shares		11 May 2015	Exercise of warrant issued in May 2010	500	22.44
Ordinary shares		24 June 2015	Capital increase	1 460 000	60.25
Ordinary shares		4 August 2015	Exercise of warrant issued in May 2010	666	22.44
Ordinar.y shares		4 August 2015	Exercise of warrant issued in October 2010	5 250	35.36
Ordinary shares		1 February 2017	Exercise of warrant issued in May 2013	207 250	2.64
Ordinary shares		2 May 2017	Exercise of warrant issued in May 2013	4 900	2.64
Ordinary shares		1 August 2017	Exercise of warrant issued in May 2013	7 950	2.64
Ordinary shares		23 August 2017	Contribution in kind (Celdara Medical LLC)	328 275	32.35
Ordinary shares		9 November 2017	Exercise of warrant issued in May 2013	5 000	2.64
Ordinary shares		9 November 2017	Exercise of warrant issued in October 2010	866	35.36
Ordinary shares		7 February 2018	Exercise of warrant issued in May 2013	4 500	2.64
Ordinary shares		22 May 2018	Capital increase	2 070 000	22.29
Ordinary shares		16 September 2019	Capital increase	2 000 000	9.08
Ordinary shares		8 January 2021	Capital increase	262 812	4.94
Ordinary shares		29 March 2021	Capital increase	200 000	6.19
Ordinary shares		9 April 2021	Capital increase	300 000	5.83
Ordinary shares		29 April 2021	Capital increase	300 000	5.23
Ordinary shares		21 May 2021	Capital increase	182 000	4.58
Ordinary shares		14 June 2021	Capital increase	6 800	4.98
Ordinary shares		28 June 2021	Capital increase	300 000	4.46
Ordinary shares		22 July 2021	Capital increase	300 000	3.46
Ordinary shares		20 October 2021	Capital increase	300 000	3.38
Ordinary shares		8 December 2021	Capital increase	6 500 000	4.44

(€0 00)
	Nature of the transactions	Share Capital	Share premium	Capital reduction reserve	Other reserves	Accumulated Deficit	Number of shares
	Balance as at January 1, 2020 (as adjusted)	48 513	43 349	191 213	28 181	(265 637)	13 942 344

	Share Based Payment	—	—	—	2 782	—	—
	Currency Translation differences	—	—	—	(5)	—	—
	Loss for the period	—	—	—	—	(17 204)	—
	Remeasurements of defined benefit obligation	—	—	—	—	(197)	—

	Balance as at December 31, 2020 (as adjusted)	48 513	43 349	191 213	30 958	(283 039)	13 942 344

	Reduction of share premium by absorption of losses	—	(43 349)	43 349	—	—	—
	Capital increase	30 072	8 900	—	—	—	8 651 612
	Transaction costs associated with capital increases	—	(2 583)	—	—	—	—
	Loss for the period	—	—	—	—	(26 512)	—
	Share Based Payment	—	—	—	2 172	—	—
	Currency Translation differences	—	—	—	42	—	—
	Remeasurements of defined benefit obligation	—	—	—	—	554	—

	Balance as at December 31, 2021	78 585	6 317	234 562	33 172	(308 997)	22 593 956

The total number of shares issued and outstanding as of December 31, 2021 totals 22,593,956 ordinary common shares.
Capital reduction reserve
Pursuant to Belgian law (“CCA”), the calculation of amounts available for distribution to shareholders, as dividends or otherwise, must be determined on the basis of our standalone non-consolidated
statutory financial statements of Celyad Oncology SA prepared under Belgian GAAP, and not on the basis of IFRS consolidated financial statements. In addition, under the CCA, the Company may declare or pay dividends only if, following the declaration and issuance of the dividends, the amount of the Company’s net assets on the date of the closing of the last financial year according to the Company’s statutory annual accounts (i.e., the amount of the assets as shown in the balance sheet, decreased with provisions and liabilities, all as prepared in accordance with Belgian accounting rules), decreased with the non-amortized
costs of incorporation and expansion and the
non-amortized
costs for research and development, does not fall below the amount of the paid-up
capital (or, if higher, the called capital), increased by the amount of non-distributable
reserves. Finally, prior to distributing dividends, the Company must allocate at least 5% of the annual net profits (under the Company’s non-consolidated
statutory accounts prepared in accordance with Belgian accounting rules) to a legal reserve, until the reserve amounts to 10% of the Company’s share capital.

In addition to the above test, the Company must also meet a liquidity test in order to be able to declare and/or distribute dividends.
During the extraordinary shareholders meeting of May, 25 2021, the shareholders, in accordance with Belgian Company Law, approved the absorption of approximately €43.3 million of accounting losses into share premium. As a result, share premium has been reduced by a cumulative amount of €43.3 million in the 12 months period ended December 31, 2021 (€234.6 million of loss absorption has been approved and recorded from inception to December 31, 2021) against capital reduction reserve. This transaction has no impact on the total equity, comprehensive income (loss), assets (including cash) nor liabilities.
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
Changes in the number of warrants outstanding and their related weighted average exercise prices are as follows:

	2021			2020
	Weighted average exercise price (in €)	Number of warrants	Weighted average exercise price (in €)	Number of warrants
Outstanding as of January 1,	17.00	1 488 006	22.56	1 292 380
Granted	5.29	760 800	6.33	404 525
Forfeited	4.94	(77 250)	6.35	(36 466)
Exercised	—	—	—	—
Expired	10.23	(35 000)	22.45	(172 433)
At December 31,	13.06	2 136 556	17.00	1 488 006
Warrants outstanding at the end of the year have the following expiry date and exercise price:

Warrant plan issuance date	Vesting date	Expiry date	Number of warrants outstanding as of 31 December, 2021	Number of warrants outstanding as of 31 December, 2020	Exercise price per share
06 May 2013	06 May 2016	06 May 2023	2 500	2 500	2.64
05 May 2014	05 May 2017	05 May 2024	35 698	35 698	38.25
05 November 2015	05 November 2018	05 November 2025	79 315	79 315	30.67
08 December 2016	08 December 2019	08 December 2021	7 500	42 500	32.04
29 June 2017	29 June 2020	31 July 2022	282 251	282 251	31.44
26 October 2018	26 October 2021	31 December 2023	365 817	381 600	18.26
25 October 2019	25 October 2022	31 December 2024	549 842	588 142	7.12
11 December 2020	10 December 2023	31 December 2027	532 133	76 000	6.25
11 October 2021	11 October 2024	11 December 2028	281 500	—	3.75

			2 136 556	1 488 006	—

The Group has a reserve of 839,250 authorized warrants for share-based compensation plan as of December 31, 2021.

Warrants issued on May 6, 2013
At the Extraordinary Shareholders Meeting of May 6, 2013, a plan of 266,241 warrants was approved. Warrants were offered to Group’s employees and management team. Out of the 266,241 warrants offered, 253,150 warrants were accepted by the beneficiaries and 2,500 warrants are outstanding as of December 31, 2021.
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
Warrants issued on May 5, 2014
At the Extraordinary Shareholders Meeting of May 5, 2014, a plan of 100,000 warrants was approved. Warrants were offered to Group’s employees, non-employees
and directors in five different tranches. Out of the warrants offered, 94,400 warrants were accepted by the beneficiaries and 35,698 warrants are outstanding as of December 31, 2021.
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
Warrants issued on 5 November 2015
At the Extraordinary Shareholders Meeting of 5 November 2015, a plan of 466,000 warrants was approved. Warrants were offered to Group’s employees, non-employees
and directors in five different tranches. Out of the warrants offered, 353,550 warrants were accepted by the beneficiaries and 79,315 warrants are outstanding as of December 31, 2021.
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
Warrants issued on December 8, 2016
On December 8, 2016, the Board of Directors issued a new plan of 100,000 warrants. An equivalent number of warrants were cancelled from the remaining pool of warrants of the plan of November 5, 2015. Warrants were offered to Group’s employees and non-employees
in two different tranches. Out of the warrants offered, 45,000 warrants were accepted by the beneficiaries and 7,500 warrants are outstanding as of December 31, 2021.
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
Warrants issued on June 29, 2017
At the Extraordinary Shareholders Meeting of June 29, 2017, a plan of 520,000 warrants was approved. Warrants were offered in different tranches to beneficiaries (employees, non-employees
and directors). Out of the warrants offered, 334,400 warrants were accepted by the beneficiaries and 282,251 warrants are outstanding as of December 31, 2021.

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
Warrants issued on October 26, 2018
On October 26, 2018, the Board of Directors issued a new plan of 700,000 warrants. Warrants were offered in different tranches to beneficiaries (employees, non-employees
and directors). Out of the warrants offered, 426,050 warrants were accepted by the beneficiaries and 365,817 warrants are outstanding as of December 31, 2021.
These warrants will vest in equal tranches over a period of three years. The warrants become 100% vested after the third anniversary of issuance. The warrants that are vested can only be exercised as from the end of the third calendar year following the issuance date, thus starting on January 1, 2022. The exercise price of the different tranches ranges from €9.36 to €22.04. Warrants not exercised within 5 years after issue become null and void after the 31st of December of the 5th year.
Warrants issued on October 25, 2019
On October 25, 2019, the Board of Directors issued a new plan of 939,500 warrants. Warrants were offered in different tranches to beneficiaries (employees, non-employees
and directors). Out of the warrants offered, 602,025 warrants were accepted by the beneficiaries and 549,842 warrants are outstanding as of December 31, 2021. The increase in the number of warrants issued / granted in 2019 follows an update to our benchmark analysis which now incorporates development-stage, biotechnology peers from both Europe and the United States. In addition, the Group had a double allocation of warrants granted in 2019 (Q1:2019 and Q4:2019, respectively). Future double allocation of warrants may be considered. Finally, over the past two years, the Group recruited new EC members as well as new managers which are remunerated in warrants.
These warrants will vest in equal tranches over a period of three years. The warrants become 100% vested after the third anniversary of issuance. The warrants that are vested can only be exercised as from the end of the third calendar year following the issuance date, thus starting on January 1, 2023. The exercise price of the different tranches ranges from €5.97 to €9.84. Warrants not exercised within 5 years after issue become null and void after the 31st of December of the 5th year.
Warrants issued on December 11, 2020
On December 11, 2020, the Board of Directors issued a new plan of 561,525 warrants. Warrants were offered in different tranches to beneficiaries (employees, non-employees
and directors). Out of the warrants offered, 555,300 warrants were accepted by the beneficiaries and 532,133 warrants are outstanding as of December 31, 2021.
These warrants will vest in equal tranches over a period of three years. The warrants become 100% vested after the third anniversary of issuance. The warrants that are vested can only be exercised as from the end of the third calendar year following the issuance date, thus starting on January 1, 2024. The exercise price of the different tranches ranges from €3.72 to €6.81. Warrants not exercised within 7 years after issue become null and void after the 31st of December of the 7th year.
Warrants issued on October 11, 2021
On October 11, 2021, the Board of Directors issued a new plan of 777,050 warrants. Warrants were offered in different tranches to beneficiaries (employees, non-employees
and directors). Out of the warrants offered, 281,500 warrants were accepted by the beneficiaries and 281,500 warrants are outstanding as of December 31, 2021.
These warrants will vest in equal tranches over a period of three years. The warrants become 100% vested after the third anniversary of issuance. The warrants that are vested can only be exercised as from the end of the third calendar year following the issuance date, thus starting on January 1, 2025. The exercise price of the first offer was of €3.75. Warrants not exercised within 7 years after issue become null and void after the 31st of December of the 7th year.
As a result, as of December 31, 2021 there are 2,136,556 warrants outstanding which represent respectively 8.64% of the total number of all its issued and outstanding shares and 7.88% of the total voting financial instruments.
The fair value of the warrants has been determined at grant date based on the Black-Scholes formula. The variables, used in this model, are:

	Warrants issued on
	06 May 2013	05 May 2014	05 Nov. 2015	08 Dec. 2016	29 Jun. 2017	26 Oct. 2018	25 Oct. 2019	10 Dec. 2020	11 Oct. 2021	Total
Number of warrants issued	266 241	100 000	466 000	100 000	520 000	700 000	939 500	561 525	777 050	4 649 816
Number of warrants granted	253 150	94 400	353 550	45 000	334 400	426 050	602 025	555 300	281 500	3 146 425
Number of warrants not fully vested as of December 31, 2021	2 500	35 698	79 315	7 500	282 251	365 817	549 842	532 133	281 500	2 136 556
Average exercise price (in €)	2.64	38.25	30.67	32.04	31.44	18.26	7.12	6.25	3.75	13.06
Expected share value volatility	39.55%	67.73%	60.53%	61.03%	60.61%	58.82%	59.14%	58.84%	56.86%
Risk-free interest rate	2.06%	1.09%	0.26%	-0.40%	-0.23%	-0.06%	-0.38%	-0.66%	-0.30%
Average fair value (in €)	12.44	25.19	20.04	15.18	15.65	8.90	3.99	3.45	2.04	6.98
Weighted average remaining contractual life	1.34	2.34	3.84	-0.07	0.49	1.82	2.81	5.94	6.95
The total expense recognized in the income statement for the outstanding warrants totals €2.2 million for the year 2021 (€2.8 million of expense for the prior year 2020).
NOTE 17: POST-EMPLOYMENT BENEFITS

(€’000)	As at December 31,
	2021	2020
Pension obligations	53	614

Total	53	614

The Group operates a pension plan which requires contributions to be made by the Group to an insurance company. The pension plan is a defined contribution plan. However, because of the Belgian legislation applicable to 2nd pillar pension plans
(so-called
“Law Vandenbroucke”), the Group’s defined contribution plan is accounted under IAS 19.
At the end of each year, the Group is measuring and accounting for the potential impact of defined benefit accounting for these pension plans with a minimum fixed guaranteed return.
The contributions to the plan are determined as a percentage of the yearly salary. There are no employee contributions. The benefit also includes a death in service benefit.
The amounts recognized in the statement of financial position are determined as follows:

(€‘000)	As at December 31,
	2021	2020
Present value of funded obligations	2 408	2 748
Fair value of plan assets	(2 355)	(2 134)

Deficit of funded plans	53	614
Total deficit of defined benefit pension plans	53	614
Liability in the statement of financial position	53	614
The change in the defined benefit liability over the year is as follows:

(€’000)	Present value of obligation	Fair value of plan assets	Total
At January 1, 2020	2 330	1 932	398

Current service cost	233	—	233
Interest expense/(income)	30	38	(8)

	2 593	1 970	623

Remeasurements
- Return on plan assets, excluding amounts included in interest expense/(income)	—	—	—
- Actuarial (Gain)/loss due to change in actuarial assumptions	187	—	187
- Actuarial (Gain)/Loss due to experience	24	—	24

	212	—	212

Employer contributions:	—	220	(220)
Benefits Paid	(57)	(57)	—

At December 31, 2020	2 747	2 133	614

At January 1, 2021	2 747	2 133	614

Current service cost	206	—	206
Interest expense/(income)	18	49	(31)

	2 971	2 182	789

Remeasurements
- Return on plan assets, excluding amounts included in interest expense/(income)	—	—	—
- Actuarial (Gain)/loss due to change in actuarial assumptions	(17)	—	(17)
- Actuarial (Gain)/loss due to change in demographic assumptions	36	—	36
- Actuarial (Gain)/Loss due to experience	(537)	—	(537)

	(518)	—	(518)

Employer contributions:	—	218	(218)
Benefits Paid	(45)	(45)	—

At December 31, 2021	2 408	2 355	53

The plan assets are 100% invested in an insurance product.
The income statement charge included in operating profit for post-employment benefits amount to:

(€’000)	2021	2020	2019
Current service cost	206	233	193
Interest expense on DBO	18	30	44
Expected return on plan assets	(13)	(24)	(40)

Net periodic pension cost	211	239	198

The
re-measurements
included in other comprehensive loss amount to:

(€’000)	2021	2020	2019
Effect of changes in actuarial assumptions	(17)	187	222
Effect of experience adjustments	(537)	24	70
Effect of changes in demographic assumptions	36	—	—
(Gain)/Loss on assets for the year	(36)	(14)	8

Remeasurement of post-employment benefit obligations	(554)	197	301

Plan assets relate all to qualifying insurance policies. The significant actuarial assumptions as per December 31, 2021 were as follows:
Demographic assumptions (for both current and comparative years presented in these year-end
financial statements):

•	Mortality tables: mortality rates- 5 year for the men and 5 year for the women

•	Withdrawal rate: 13.5% for age <55, 0.0% for age ≥55 (vs 15% each year at December 31, 2020)

•	Retirement age: 65 years
Economic assumptions:

•	Yearly inflation rate: 2.0% (vs 1.8% compared to comparative period)

•	Yearly salary raise: 1.5% (above inflation), no change compared to last year

•
Yearly discount rate: 1.0% (vs 0.6% last year). The discount rate reflects the yield on high quality (AA) long-term corporate bonds (within the EURO zone) having the same duration as the duration of the pension liabilities at the valuation date.

If the discount rate would decrease by 0.5% then, the defined benefit obligation would increase by 1.32%.
If the discount rate would increase by 0.5% then the defined benefit obligation would decrease by 0.35%.
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
Expected contributions to pension plans for next financial year amount to €0.2 million.
NOTE 18: OTHER RESERVES

(€’000 )	Share based payment reserve	Other equity reserve from conversion of convertible loan in 2013	Currency Translation Difference	Total
Balance as at January 1, 2020	13 021	16 631	(1 472)	28 181

Vested share-based payments	2 782	—	—	2 782
Currency Translation differences subsidiaries	—	—	(5)	(5)

Balance as at December 31, 2020	15 803	16 631	(1 476)	30 958

Vested share-based payments	2 172	—	—	2 172
Currency Translation differences subsidiaries	—	—	42	42

Balance as at December 31, 2021	17 975	16 631	(1 434)	33 172

The amount of €16.6 million has been accounted for as other reserves following the conversion of the loans E, F, G and H on May 31, 2013, as a legacy IFRS adjustment on fully settled contribution-in-kind
convertible loans.
Note 19: RECOVERABLE CASH ADVANCES

(€’000)	As at December 31,
	2021	2020
Non-Current portion as at January 1,	4 220	4 139
Non-Current portion as at December 31,	5 851	4 220

Current portion as at January 1,	371	346
Current portion as at December 31,	362	371

Total Recoverable Cash Advances as at January 1,	4 590	4 484
Total Recoverable Cash Advances as at December 31,	6 213	4 590
The Group receives government support in the form of recoverable cash advances from the Walloon Region in order to compensate the research and development costs incurred by the Group. Refer to note 3 and note 24.
At December 31, 2021, the Group has been granted recoverable cash advances amounting to €25.8 million related active contracts. Out of this amount: i) €19.3 million have been received to date; ii) €6.5 million should be received in 2022 or later depending on the progress of the different programs partially funded by the Region. In addition, the Group has received recoverable cash advances amounting to €15.3 million related to contracts for which the exploitation has been abandoned (mainly related to the
C-Cure
program).
For further details, reference is made to the table below which shows, for active contracts (i) the year for which amounts under those agreements have been received and initially recognized on the statement of financial position for the financial liability and deferred grant income components and (ii) a description of the specific characteristics of those recoverable cash advances including repayment schedule and information on other outstanding advances. Underlying R&D is ongoing. In 2022 and beyond, the Group will have to make exploitation decisions on the remaining RCAs (agreements numbered 8087, 8088, 1910028, 8212, 8436 and 8516).

(in €’000)			Amounts received for the years ended December 31,				Amounts to be received		As at December 31, 2021
Id	Project	Contractual amount	Prior years	2020	2021	Cumulated cashed in	2022 and beyond	Status	Amount reimbursed (cumulative)

5915	C-Cathez	910	910	—	—	910	—	Exploitation	670
6633	C-Cathez	1 020	1 020	—	—	1 020	—	Exploitation	296
7027	C-Cathez	2 500	2 500	—	—	2 500	—	Exploitation	600
7502	CAR-T Cell	2 000	2 000	—	—	2 000	—	Exploitation	60
7685	THINK	3 496	3 146	350	—	3 496	—	Exploitation	70
8087	CYAD01 - Deplethink	2 492	623	1 447	—	2 070	422	Research	—
8088	CYAD02 - Cycle1	3 538	885	615	746	2 246	1 292	Research	—
1910028	CwalityCAR	2 102	—	749	199	948	1 154	Research	—
8212	CYAD-101	3 300	—	825	1 370	2 195	1 105	Research	—
8436	Immunicy	3 394	—	1 697	—	1 697	1 697	Research	—
8516	New engagers	1 095	—	—	274	274	821	Research	—

Total		25 847	11 083	5 684	2 589	19 356	6 491		1 696

Regarding active contracts (in exploitation and research status):
The contract 5915 has the following specific characteristics:

•	funding by the Region covers 70% of the budgeted project costs;

•	certain activities have to be performed within the Region;

•	in case of an outlicensing agreement or a sale to a third party, the Group will have to pay 10% of the price received (excl. of VAT) to the Region;

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

The RCA liability associated to the contract 5915 amounted to €0.3 million.
The other contracts have the following specific characteristics:

•	funding by the Region covers from 45 to 70% of the budgeted project costs;

•	certain activities have to be performed within the EU;

•	sales-independent reimbursements represent in the aggregate 30% of the principal amount;

•	sales-independent reimbursements and sales-dependent reimbursements are, in the aggregate (including the accrued interests), capped at 200% of the principal amount paid out by the Region;

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
The RCA liability associated to the other contracts amounted to €5.9 million, which mainly incorporate the sales-independent reimbursements for €4.4 million and the sales-dependent reimbursements for €1.5 million.

The table below summarizes, in addition to the specific characteristics described above, certain terms and conditions for the recoverable cash advances:

Contract number	Research phase	Percentage of total project costs	Turnover- dependent reimbursement	Turnover-independent reimbursement	Interest rate accrual	Amounts due in case of licensing (per year) resp. Sale
(€’000)
5915	01/08/08-30/04/11	70%	5.00%	€40k in 2012 and €70k each year after	N/A	10% with a minimum of 100/Y
6633	01/05/11-30/11/12	60%	0.27%	From €10k to €51k starting in 2013 until 30% of advance is reached	Starting on 01/06/13	N/A
7027	01/11/12-31/10/14	50%	0.33%	From €25k to €125k starting in 2015 until 30% of advance is reached	Starting on 01/01/15	N/A
7502	01/12/15-30/11/18	45%	0.19%	From €20k to €50k starting in 2019 until 30% is reached.	Starting 2019	N/A
7685	1/01/17-31/12/19	45%	0.33%	From €35k to €70k starting in 2019 until 30% is reached.	Starting 2020	N/A
8087	01/05/19 - 30/06/21	45%	0.22%	From €25k to €75k starting in 2022 until 30% is reached	Starting 01/07/22	N/A
8088	01/05/19 - 31/12/21	45%	0.21%	From €35k to €106k starting in 2022 until 30% is reached	Starting 01/01/22	N/A
1910028	06/06/19 - 05/06/22	45%	0.01%	From €21k to €42k starting in 2022 until 30% is reached	Starting 06/06/22	N/A
8212	01/01/20 - 31/12/21	45%	0.46%	From €33K to €99K starting in 2022 until 30% is reached	Starting 01/01/22	N/A
8436	01/11/20 - 31/12/23	45%	0.32%	From €34K to €102K starting in 2024 until 30% is reached	Starting 01/01/24	N/A
8516	01/04/21 - 31/03/23	45%	0.10%	From €11K to €33K starting in 2024 until 30% is reached	Starting 01/04/24	N/A
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
Financial liabilities reported as at December 31, 2021:

(€’000)	Total	Less than one year	One to three years	Three to five years	More than five years
As at December 31, 2021
Lease liabilities (undiscounted)	2 965	1 057	1 431	477	—
Bank loan	—	—	—	—	—
Pension obligations	53	—	—	—	53
Advances repayable (current and non-current)	6 213	362	616	740	4 495

Total financial liabilities	9 231	1 419	2 047	1 217	4 548

Financial liabilities reported as at December 31, 2020:

(€’000)	Total	Less than one year	One to three years	Three to five years	More than five years
As at December 31, 2020
Lease liabilities (undiscounted)	4 129	1 306	1 776	955	92
Bank loan	37	37	—	—	—
Pension obligations	614	—	—	—	614
Advances repayable (current and non-current)	4 590	371	542	480	3 197

Total financial liabilities	9 371	1 714	2 319	1 435	3 903

NOTE 21: OTHER
NON-CURRENT
LIABILITIES

(€’000)	As at December 31,
	2021	2020
Onerous contracts—non-current liabilities	—	371
Other non-current liabilities	164	—

Total Other non-current liabilities	164	371

As of December 2020, the Group recorded a provision for onerous contracts for a total amount of €
0.9
 million in order to cover the contractual obligations, mainly on clinical activities follow-up
and studies closing costs, after the Group’s decision to discontinue the development of first-generation, autologous CAR T candidate
CYAD-01.
There is
no
remaining
non-current
portion of this provision as of December 31, 2021. The current portion of the provision reaches an amount of €
0.4
 million as of December 31, 2021 (see note 22).
As of December 31, 2021, the Group recorded a
non-current
liability of €0.2 million regarding a
non-refundable,
non-creditable
sublicense fee to be paid on an annual basis to Dartmouth in connection with the December 2021 amendment agreement (see note 36).
NOTE 22: TRADE PAYABLES AND OTHER CURRENT LIABILITIES

(€’000)	As at December 31,
	2021	2020
Total Trade payables	6 611	4 736
Other current liabilities
Social security	332	319
Payroll accruals	1 798	1 653
Onerous contracts—current liabilities	388	488
Other current grant liabilities	1 096	1 838
Other current liabilities	2 338	1 317

Total Other current liabilities	5 952	5 614

Total Trade payables and other current liabilities	12 563	10 350

Trade payables
Trade payables are
non-interest-bearing
liabilities and are normally settled on a
90-day
terms. Their increase is mainly attributable to monthly effect in the timing of the expenses and the related payments.
Other current liabilities
As of December 31, 2021, the increase on social security and payroll accruals of
€0.2 million compared to December 31, 2020 is mainly related to employee movements in 2021.
As of December 31, 2020, the Group recorded a provision for onerous contracts in order to cover the contractual obligations, mainly on clinical activities follow-up
and studies closing costs, after the Group’s decision to discontinue the development of first-generation, autologous CAR T candidate
CYAD-01.
As of December 31, 2021, the remaining provision recorded to cover for contractual obligations through 2022 reaches an amount of €0.4 million.
The other
non-current
liabilities attached to grants is mainly explained by the excess of cash proceeds compared to the eligible expenses subsidized by the convention numbered 8087
(CYAD-01
– DEPLETHINK), 8436
(CYAD-211
Immunicy) and 8516 (new engagers) recognized in 2021 for €1.1million. The decrease compared to year-end
2020 is mainly related to the convention 8436 due to eligible expenses subsidized by the convention recognized in 2021.
Other current liabilities increase of €1.0 million mainly explained by an accrual of €0.8 million for the reimbursement of R&D tax credit related to tax audit on fiscal year 2015. In 2020, an accrual had been established to cover for a €1.0 million reimbursement of R&D tax credit related to an assessment resulting from an audit of fiscal years 2013 and 2014. The reimbursement will be required through the first quarter of 2022 even though the management plans to appeal the assessment.

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

(€’000)	As at December 31, 2021
	Financial assets at amortized cost	Fair value
Financial Assets (‘Amortized cost’ category) within:
Non-current Trade receivables	2 209	2 209
Other non-current assets	262	262
Trade receivables and other current assets	668	668
Short-term investments	—	—
Cash and cash equivalents	30 018	30 018

Total	33 157	33 157

For the above-mentioned financial assets, the carrying amount as per December 31, 2021 is a reasonable approximation of their fair value.

(€’000)	As at December 31, 2021
	Financial liabilities at amortized cost	Fair value
Financial Liabilities (‘Financial liabilities at amortized cost’ category) within:
Bank loans	—	—
Lease liabilities	2 632	2 632
RCAs liability	6 213	6 213
Trade payables	6 611	6 611

Total	15 456	15 456

For the above-mentioned financial liabilities, the carrying amount as per December 31, 2021 is a reasonable approximation of their fair value.

(€’000)	As at December 31, 2020
	Financial assets at amortized cost	Fair value
Financial Assets (‘Amortized cost’ category) within:
Non-current Trade receivables	2 117	2 117
Other non-current assets	293	293
Trade receivables and other current assets	615	615
Short-term investments	—	—
Cash and cash equivalents	17 234	17 234

Total	20 259	20 259

For the above-mentioned financial assets, the carrying amount as per December 31, 2020 is a reasonable approximation of their fair value.

(€’000)	As at December 31, 2020
	Financial liabilities at amortized cost	Fair value
Financial Liabilities (‘Financial liabilities at amortized cost’ category) within:
Bank loans	37	37
Finance lease liabilities	3 602	3 602
RCAs liability	4 590	4 590
Trade payables and other current liabilities	4 736	4 736

Total	12 965	12 965

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

(€’000)
	Level I	Level II	Level III	Total
Liabilities
Contingent consideration and other financial liabilities	—	—	14 679	14 679

Total Liabilities	—	—	14 679	14 679

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
CYAD-101
and sublicense income on
CYAD-02.
The change in the balance is detailed as follows:

(€’000)	For the year ended
	2021	2020
Opening balance Contingent consideration at January 1,	15 526	24 754
Milestone payment	—	—
Fair value adjustment	(847)	(9 228)
Closing balance Contingent consideration at December 31,	14 679	15 526

The contingent consideration and other financial liabilities refer to the acquisition of the Group’s immuno-oncology platform and corresponds to the fair value of the potential future payments due to Celdara Medical, LLC and Dartmouth College. The liability evolution reflects the development of the Group’s product candidates using CAR T technology and their progress towards market approval in both autologous and allogeneic programs, as well as the update of its underlying business plans and revenue forecast.

There has not been any change in valuation technique in 2021 compared to 2020. The valuation is prepared by the Finance Team on a quarterly basis and reviewed by the Management. The Management’s key assumptions about projected cash flows when determining fair value less costs to sell are the same key assumptions than for impairment testing purposes (see note 7).
Management’s key assumptions (assumptions to which the unit’s or group of units’, recoverable amount is most sensitive) about projected cash flows when determining fair value less costs to sell are the same key assumptions utilized for impairment testing purposes (see note 7):

•	Discount rate (WACC)
The Management has determined that the Weighted Average Cost of Capital (WACC) is the most appropriate rate to use as it represents the risk associated with both equity and the debt. Contingent consideration is a liability and thus the discount rate should represent debt features, but the “contingent” nature of the liability has similar features as equity, e.g., return is not guaranteed and thus equity risk should be considered as well. Management estimated the discount rate (WACC) as of December 31, 2021 to be 13.4% (14.8% as of December 31, 2020) based on following components: the US Government Treasury bill
20-Y,
the Group’s Beta, the equity Market Risk Premium and the small firm/illiquidity premium. The decrease of the WACC is mainly driven by a decrease of the Beta of the Group which is associated with the volatility of the Group’s equity influenced by its ongoing clinical programs and overall competitive landscape within the immuno-oncology field. Management corroborates its estimation with industry standards for biotechnology companies, the WACC used by Equity Research companies following the Group and transactions that have been sourced by the Group over the past 24 months.

•	Projected Revenue
Management estimated the projected revenue (using cash flow projections ending in 2040) based on the following components: total market and market share, time-to-market,
treatment price and terminal value. Management based its estimation of projected revenue and related components with the Group’s business plan, industry data for biotechnology companies, evolution of similar R&D programs, comparable prices, expected patent expiration period. The weight of this assumption is partially alleviated by the probability of success (PoS) presented hereunder.

•	Probabilities of Success (PoS)
Management estimated the PoS based on Clinical Development Success Rates observed by independent business intelligence consulting companies for hematological and solid tumor diseases. Probability of the Group’s product candidates reaching the market used were updated compared to prior year-end
based on most recent Clinical Development Success Rates observed by independent business intelligence consulting companies for hematological and solid tumor diseases as follows:

•	Probabilities of Success as of December 31, 2021:

PoS	Phase I	Phase I to Phase II	Phase II to Phase III	Phase III to BLA	BLA to Approval	Cumulative PoS
CYAD-02	100%	50%	28%	60%	90%	7.5%
CYAD-101	100%	49%	23%	43%	93%	4.6%

•	Probabilities of Success as of December 31, 2020:

PoS	Phase I	Phase I to Phase II	Phase II to Phase III	Phase III to BLA	BLA to Approval	Cumulative PoS
CYAD-02	100%	62%	29%	53%	86%	8.1%
CYAD-101	100%	64%	23%	34%	80%	4.0%
The PoS estimates used by management as of December 31, 2020 utilized clinical development success rates compiled by independent business intelligence consulting companies which sourced data from clinical development programs from 2006 – 2015. The Group’s updated PoS rates for its clinical programs as of December 31, 2021 incorporates data for clinical development success rates from 2011 – 2020, which the Group believes is a more accurate reflection of clinical development success rates across stage of development and in aggregate.

As of December 31, 2020, the change in fair value of the contingent consideration and other financial liabilities was mainly driven by updated assumptions associated with the timing of the potential commercialization of the Company’s autologous AML/MDS CAR T program which had been delayed by one year.
The liability decrease at December 31, 2021 is mainly due to:

•	The update of the assumptions associated with the timing of the potential commercialization of the Group’s allogenic CYAD-101 CAR T program for mCRC which has been delayed by one year;

•
The update of the assumptions associated with the timing, development and the potential commercialization of the Group’s autologous
CYAD-02
CAR T program for r/r AML/MDS to reflect the future development of the program through potential partnership, which has been delayed by one year;

•	The update in WACC used for fair value measurement purposes at December 31, 2021;

•	The revaluation of the U.S. dollar against the Euro; and

•	The updated assumptions on Probability of Success (PoS) associated with the Group’s CAR T programs.
The contingent consideration liability captures the commitments disclosed under note 5.34.1. It does not include any amount for contingent consideration payable relating to any
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

	Discount rate (WACC)
	12.0%	12.7%	13.4%	14.0%	14.7%
Cont. consideration (€ million)	15.9	15.3	14.7	14.1	13.6
Impact (%)	8%	4%	—	-4%	-7%

	Projected revenue
	95.0%	97.5%	100.0%	102.5%	105.0%
Cont. consideration (€ million)	12.4	14.4	14.7	14.9	15.2
Impact (%)	-3%	-2%	—	1%	4%
In order to assess the sensitivity to this driver, the Group applies here an incremental probability factor to the bottom-line cumulative PoS disclosed below:

	Probabilities of Success
	-20.0%	-10.0%	PoS model	10.0%	20.0%
Cont. consideration (€ million)	11.7	13.2	14.7	16.1	17.6
Impact (%)	-20%	-10%	—	10%	20%
On February 28, 2022, the Group announced its decision to voluntarily pause our Phase 1b
KEYNOTE-B79
trial evaluating
CYAD-101
administered concurrently with FOLFOX chemotherapy followed by MSD’s anti-PD-1
therapy, KEYTRUDA
®
(pembrolizumab) in patients with refractory metastatic colorectal cancer following reports of two fatalities that presented with similar pulmonary findings. The Group is currently investigating these reports and evaluating any similar events in additional patients treated on study. On March 1, 2022, the Group was informed via-email communication from the FDA that the KEYNOTE-B79 trial has been placed on clinical hold due to insufficient information to assess risk to study subjects (see note 36). Given the uncertain impact of this event on the future of KEYNOTE-B79 trials at this time, the Group is not able to assess the impact of such outcomes on the valuation of related assets and contingent liabilities and, therefore, has not adjusted the related fair value calculations for the clinical hold.
NOTE 24: CHANGES IN LIABILITIES ARISING FROM FINANCIAL ACTIVITIES
The change in bank loans balances is detailed as follows:
BANK LOANS FINANCIAL LIABILITY ROLL FORWARD

(€’000)	For the year ended
	2021	2020
Opening balance at January 1,	37	229
New bank loans	—	—
Payments	(37)	(192)

Closing balance at December 31,	—	37

The change in lease liability balances is detailed as follows:
LEASES FINANCIAL LIABILITY ROLL FORWARD

(€’000)	For the year ended
	2021	2020
Opening balance at January 1,	3 602	4 134
New leases	129	723
Payments	(1 099)	(1 255)

Closing balance at December 31,	2 632	3 602

New leases 2021 are mainly related to new leased company cars.
The change in recoverable cash advance liability balances is detailed as follows:
RECOVERABLE CASH ADVANCE LIABILITY ROLL FORWARD

(€’000)	For the year ended
	2021	2020
Opening balance at January 1,	4 590	4 484
Repayments	(280)	(246)
Proceeds - Liability component	1 575	1 284
Remeasurement	328	(933)
Closing balance at December 31,	6 213	4 590
The RCAs are initially recognized as a financial liability at fair value, calculated based on present value of future repayment of grants (using initial effective discount rates ranging between 0% and 7% for the fixed part and between 13% to 25% for the variable part, depending on RCAs listed in note 19), determined as per IFRS 9. The benefit (RCA grant component) consisting in the difference between the cash received (RCA proceeds) and the financial liability’s fair value (RCA liability component) is treated as a government grant in accordance with IAS 20.
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
The change in the recoverable cash advances liability at the statement of financial position date mainly reflects both the new liability components recorded during the year as well as the remeasurement of the liability at amortized cost, based on the Group’s updated business plan and sales forecast for its CAR T product candidates. The year-end
balance

also captures the repayments of contractual turnover independent lump sums to the Walloon Region (relating to C-Cath ez
agreements).
NOTE 25: REVENUES

(€’000)	For the year ended December 31,
	2021	2020	2019
Out-licensing revenue	—	—	—
Other revenue	—	5	6

Total	—	5	6

The Group’s license and collaboration agreements have generated no revenue for the year ended December 31, 2021 similar to the years ended December 31, 2020 and 2019. The Group did not enter into any new license agreements for the
12-month
period ended December 31, 2021.
The Group does not expect to generate material revenue unless and until the Group receives regulatory approval for one of its drug product candidates.
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

(€’000)	For the year ended December 31,
	2021	2020	2019
Employee expenses	9 475	8 564	8 362
Travel & Living	85	116	486
Clinical study costs	4 000	5 555	4 713
Preclinical study costs	2 473	1 976	3 711
Process development and scale-up	770	1 056	3 765
Consulting fees	568	372	675
IP filing and maintenance fees	353	230	260
Share-based payments	644	927	813
Depreciation	1 276	1 511	1 444
Rent and utilities	670	800	746
Delivery systems	—	47	53
Others	459	369	168

Total R&D expenses	20 773	21 522	25 196

Research and development expenses totaled €20.8 million for the year ended December 31, 2021, which represents a decrease of 3% compared to 2020. The Group’s R&D internal resources are allocated to the continuous development of its immuno-oncology platform mainly in allogenic setting with its products candidate
CYAD-101,
CYAD-211
and preclinical programs (such as
CYAD-203).
The decrease in the Group’s R&D expenses is primarily driven by:

•	The increase of employee expenses mainly related to movement of employees through the year ended December 31, 2021 to support the Group’s preclinical and clinical programs

•	The increase of preclinical activities associated with the CYAD-203 program (next-generation NKG2D) and other next-generation CAR T candidates, compensated by;

•	The decrease of process development and clinical development after the Group’s decision in Q4 2020 to discontinue the development of first-generation, autologous CAR T candidate CYAD-01;

•	The decrease of process development associated to the transition from preclinical to clinical development of the CYAD-211 program; and

•	The decrease of the expenses associated with the share-based payments (non-cash expenses) related to the warrants plan offered to our employees, managers and directors.
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
CYAD-01;

•	an increase in consultancy fees to support the clinical and preclinical programs of the Group.
General and administrative expenses

(€’000)	For the year ended December 31,
	2021	2020	2019
Employee expenses	3 575	3 363	3 542
Share-based payments	1 529	1 855	1 962
Rent	50	87	66
Insurances	1 642	1 182	559
Communication & Marketing	434	454	607
Consulting fees	2 254	1 747	1 532
Travel & Living	31	91	331
Post-employment benefits	(7)	19	(33)
Depreciation	243	320	345
Other	157	197	159

Total General and administration	9 908	9 315	9 070

General and administrative expenses increased by €0.6 million over the year ended December 31, 2021, which represents an increase of 6.4% compared to 2020. The increase in insurances costs (D&O insurance principally) and consulting fees associated with legal, recruitment and capital raise opportunities have been partially compensated by the decrease of the expenses associated with the share-based payments
(non-cash
expenses) related to the warrants plan offered to the Group’s employees, managers and directors.

General and administrative expenses increased by €
0.2
 million over the year ended December
31
,
2020
, which represents an increase of
3
% compared to
2019
. This variance primarily relates higher insurances costs compared to prior year partially compensated by savings on the travel & living expenses due to
COVID-19
pandemic travel restrictions.
Non-recurring
operating income and expenses
Non-recurring
operating income and expenses are defined as
one-off
items, not directly related to the operational activities of the Group. No operations qualify for such a presentation for the years 2021, 2020 and 2019.
NOTE 27: EMPLOYEE BENEFIT EXPENSES
As of December 31, 2021, we employed 88 full-time employees, 6 part-time employees, 7 members of the Executive Committee (among them 3 are under services agreement), and 2 senior managers under management services agreements. The Group has never had a work stoppage. The Group considers its employee relations to be good.
A split of the Group’s employees and consultants by main department and geography for the years ended December 31, 2021, 2020 and 2019 was as follows:

	At December 31,
	2021	2020	2019
By function:
Clinical & Regulatory, IP, Marketing	23	17	26
Research & Development	29	27	33
Manufacturing /Quality	33	32	32
General Administration	18	17	16
Total	103	92	107

(€’000)	For the year ended December 31,
	2021	2020	2019
Salaries, wages and fees	7 975	7 139	6 932
Executive Management team compensation	3 115	2 773	2 993
Share-based payments	2 172	2 782	2 775
Social security	1 444	1 487	1 473
Post-employment benefits	251	263	215
Hospitalization insurance	142	146	138
Other benefit expense	116	138	119

Total Employee expenses	15 215	14 727	14 646

Total employee expenses increased in 2021 compared to 2020. Salaries, wages and fees expenses show a net increase year-on-year,
which reflects the organic growth of the Group, in line with a total staff headcount increased by 10.6% at December 31, 2021.
Total employee expenses slightly increased in 2020 compared to 2019. Salaries, wages and fees expenses show a net increase year-on-year,
which reflects the organic growth of the Group, despite a total staff headcount decreased by 6.3% at December 31, 2020.

NOTE 28: CHANGE IN FAIR VALUE OF CONTINGENT CONSIDERATION, OTHER INCOME AND OTHER EXPENSES
Change in fair value of contingent consideration

(€’000)	For the year ended December 31,
	2021	2020	2019
Change in fair value of contingent consideration	847	9 228	433

Total Change in fair value of contingent consideration	847	9 228	433

The fair value adjustment (€0.8 million,
non-cash
expenses) relating to reassessment as of December 31, 2021 required by International Financial Reporting Standards (IFRS) of the contingent consideration and other financial liabilities associated with the advancement in the Company’s NKG2D-based CAR T candidates, is mainly driven by (see note 23 for more information):

•	The update of the assumptions associated with the timing of the potential commercialization of the Group’s allogenic CYAD-101 CAR T program for mCRC which has been delayed by one year;

•
The update of the assumptions associated with the timing, development and the potential commercialization of the Group’s autologous
CYAD-02
CAR T program for r/r AML/MDS to reflect the future development of the program through potential partnership, which has been delayed by one year;

•	The update in WACC used for fair value measurement purposes at December 31, 2021;

•	The revaluation of the U.S. dollar against the Euro; and

•	The updated assumptions on Probability of Success (PoS) associated with the Group’s CAR T programs.
As of December 31, 2020, the change in fair value of the contingent consideration and other financial liabilities was mainly driven by updated assumptions associated with the timing of the potential commercialization of the Company’s autologous AML/MDS CAR T program which had been delayed by one year.
Other income

(€’000)	For the year ended December 31,
	2021	2020	2019
Grant income (RCA’s)	2 731	2 311	1 508
Grant income (Other)	1 448	779	1 788
Remeasurement of RCA’s	—	933	—
Fair value adjustment on securities (MESOBLAST)	—	—	182
R&D tax credit	687	657	1 560
Gain on sales of Property, plant & equipment	—	35	—
Other	43	17	102

Total Other Income	4 909	4 731	5 139

Other income is mainly related to:

•
Grant income (RCAs): additional grant income has been recognized in 2021 on grants in the form of recoverable cash advances (RCAs) for contracts numbered 8087, 8088, 8212, 8436 and 1910028. According to IFRS standards, the Company has recognized grant income for the period amounting to €2.7 million and a liability component of €1.6 million is accounted for as a financial liability (see disclosure notes 5.16 and 5.19.2). The increase compared to December 31, 2020 is mainly associated with additional grant income recognized on new conventions signed during the last quarter of 2020 (contracts numbered 8212 and 8436)

and on convention numbered 1910028, partly compensated by the decrease on grant income recognized on convention s associated to autologous programs (contract numbered 7685, 8087 and 8088);

•
Grant income (Others): additional grant income has been recognized in 2021 on grants received from the Federal Belgian Institute for Health Insurance Inami (€0.3 million) and from the regional government (contracts numbered 8066 and 8516 for €1.1 million), not referring to RCAs and not subject to reimbursement. The increase compared to December 31, 2020 is mainly due to grant income recognized on new convention signed in the last quarter of 2021 with the regional government (contract numbered 8516);

•
the remeasurement income on the recoverable cash advances (RCAs) of €0.9 million for the year 2020, which was mainly related to the Group decision to update assumptions associated with the timing of the potential commercialization of the Group’s autologous AML/MDS CAR T program, while the remeasurement on the recoverable cash advances (RCAs) is an expense for the year ended December 31, 2021; and

•
with respect to R&D tax credit, the current year income is predicated on a R&D tax credit recorded (€0.7 million), which has been updated taking into account all information available at this date and is in line with previous year.

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
Other expenses

(€’000)	For the year ended December 31,
	2021	2020	2019
Clinical Development milestone payment	—	69	36
Remeasurement of RCA’s	328	—	120
Loss on disposals of Property, plant & equipment	1	10	—
Other	1 137	35	35

Total Other Expenses	1 466	114	191

For the year ended December 31, 2021, other expenses mainly refer to:

•
the remeasurement income on the recoverable cash advances (RCAs) of €0.3 million for the year ended December 31,
2021, which is mainly related to the time accretion (which reflects the development of the Group’s product candidates using CAR T technology and their progress towards market approval in both autologous and allogeneic programs) and the revaluation of the U.S. dollar against the Euro, refer to disclosure note 19; and

•	the other expenses are mainly associated with the amendment fees on license agreement with Dartmouth signed in December 2021 for €1.1 million (see note 33).
For the year ended December 31,
2020, other expenses mainly referred to clinical development milestones for (€0.1 million) paid to Dartmouth after that the Group successfully dosed the first patient with
CYAD-02
in
CYCLE-1
trial for r/r AML and MDS treatment.
For the year ended December 31,
2019, other expenses mainly refer to remeasurement expenses of recoverable cash advances (RCAs) for €0.1 million.

NOTE 29: LEASES
Amounts recognized in the consolidated statements of financial position
“Property, plant and equipment” comprise owned and leased assets that do not meet the definition of investment property.

(€’000)	As at December 31,
	2021	2020
Property, Plant and Equipment owned (excluding right-of-use assets)	1 033	1 115
Right-of-use assets	2 215	3 004

Total Property, Plant and Equipment	3 248	4 119

The statement of financial position shows the following amounts relating to leases for which the Group is a lessee:

(€’000)	Property	Vehicles	Equipment	Total
Cost
At 1 January 2020	2 810	363	1 564	4 737
Additions	191	105	470	765
Disposals	—	(39)	—	(39)
Transfers	—	—	(543)	(543)

At 31 December 2020	3 001	429	1 491	4 920
Additions	24	67	—	91
Disposals	—	(41)	—	(41)
Transfers	—	—	(950)	(950)

At 31 December 2021	3 025	454	541	4 020

Accumulated depreciation
At 1 January 2020	(399)	(90)	(901)	(1 390)
Depreciation charge	(428)	(114)	(567)	(1 109)
Disposals	—	39	—	39
Transfers	—	—	543	543

At 31 December 2020	(827)	(165)	(924)	(1 916)
Depreciation charge	(454)	(117)	(309)	(880)
Disposals	—	41	—	41
Transfers	—	—	950	950

At 31 December 2021	(1 281)	(241)	(283)	(1 805)

Net book value
Cost	3 001	429	1 491	4 920
Accumulated depreciation	(827)	(165)	(924)	(1 916)

At 31 December 2020	2 174	263	567	3 004

Cost	3 025	454	541	4 020
Accumulated depreciation	(1 281)	(241)	(283)	(1 805)

At 31 December 2021	1 744	213	258	2 215

Amounts recognized in the consolidated statements of comprehensive loss
The consolidated statements of comprehensive loss show the following amounts relating to leases:

(€’000)	For the 12-month period ended December 31,
	2021	2020	2019
Depreciation charge of right-of-use assets
Property	454	428	399
Vehicles	76	75	90
Equipment	309	567	555
Interest on lease liabilities (including in Financial expenses) 1	217	259	286
Interest on sublease receivable (including in Financial income) 1	(26)	(46)	(62)
Variable lease payments not included in the measurement of lease liabilities	—	—	—
Expenses relating to short-term leases and leases of low-value assets	137	166	182

Total expenses related to leases	1 167	1 449	1 450

1	Interests on leases are presented as operating cash flow.
Total cash outflow for leases

(€’000)	For the 12-month period ended December 31,
	2021	2020	2019
Total cash outflow for leases	1 453	1 681	1 494

NOTE 30: FINANCIAL INCOME AND EXPENSES

(€’000)	For the year ended December 31,
	2021	2020	2019
Interest finance leases	217	260	291
Interest on overdrafts and other finance costs	21	19	35
Interest on RCAs	17	18	17
Foreign Exchange differences	—	136	—

Finance expenses	255	434	343

Finance income on the net investment in lease	26	46	62
Interest income bank account	1	5	30
Foreign Exchange differences	5	—	326
Other financial income	112	166	164

Finance income	144	217	582

Net Financial result	(111)	(217)	239

The net financial result increased from a net financial loss of €0.2 million for the
year
 ended December 31,
2020 to €0.1 million of net financial loss
for the
year
 ended December 31,
2021, which is mainly driven by the decrease from €0.1 million of loss on foreign exchange differences due to the revaluation of the USD through the year ended December 31,
2021 and its impact on the valuation of the Mesoblast receivable.
The net financial result had decreased from a net financial income of €0.2 million for the
year
 ended December 31,
2019 to €0.2 million of net financial loss
for the
year
 ended December 31,
2020, which was mainly driven by the decrease from €0.3 million of gain on foreign exchange differences for the year 2019 to a loss on foreign exchange differences of €0.1 million for the year 2020 due to the depreciation of the USD through the year 2020 and its impact on the valuation of the Mesoblast receivable.

NOTE 31: INCOME TAX
The Group reports income taxes in the income statement as detailed below:

(€’000)	For the year ended December 31,
	2021	2020	2019
Current tax (expense) / income	(10)	—	8
Deferred tax (expense) / income	—	—	—
Total income tax expense in profit or loss	(10)	—	8
The Group has a history of losses.
The following table shows the reconciliation between the effective and theoretical income tax at the nominal Belgian income tax rate of 25.00% for the years 2021 and 2020 and at the nominal Belgian income tax rate of 29.58% for the year 2019:

(€’000)	For the year ended December 31,
	2021	2020	2019
Loss before tax	(26 502)	(17 204)	(28 640)
Permanent differences			—
Tax disallowed expenses	1 185	1 092	967
Share-based payment	2 172	2 782	2 775
Nominal tax rate	25.00%	25.00%	29.58%
Income tax at nominal tax rate 1	5 786	3 333	7 365
Deferred t ax assets not recognized	(5 796)	(3 333)	(7 357)
Effective tax expense	(10)	—	8
Effective tax rate	0%	0%	0%

1
The difference in foreign tax rate in the US (25.80%) compared to the Belgian rate (25.00%) is not distinctively disclosed in this table due to non-materiality
of the operations of the Group’s subsidiary Celyad Inc.

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
Deferred tax assets and liabilities are detailed below by nature of temporary differences for the current year:

(€’000)	For the year ended
December 31, 2021
	Assets	Liabilities	Net
Intangibles assets	—	(2 709)	(2 709)
Tangible assets	—	—	—
Recoverable cash advances liability	1 503	—	1 503
Contingent consideration liability	3 670	—	3 670
Employee Benefits liability	13	—	13
Other temporary difference	—	(586)	(586)

Tax-losses carried forward	72 671	—	72 671

Unrecognized Gross Deferred Tax assets/(liabilities)	77 857	(3 295)	74 562
Netting by tax entity	(3 295)	3 295	—
Unrecognized Net Deferred Tax assets/(liabilities)	74 562	—	74 562

Deferred tax assets and liabilities are detailed below by nature of temporary differences for the prior year:

(€’000)	For the year ended
	December 31, 2020
	Assets	Liabilities	Net
Intangibles assets	—	(1 826)	(1 826)
Tangible assets	—	(26)	(26)
Recoverable cash advances liability	1 067	—	1 067
Contingent consideration liability	3 881	—	3 881
Employee Benefits liability	154	—	154
Other temporary difference	—	(346)	(346)
Tax-losses carried forward	63 302	—	63 302
Unrecognized Gross Deferred Tax assets/(liabilities)	68 405	(2 197)	66 208
Netting by tax entity	(2 174)	2 174	—
Unrecognized Net Deferred Tax assets/(liabilities)	66 231	(23)	66 208

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
The change in the Group’s net deferred tax asset balance is detailed below:
UNRECOGNIZED DEFERRED TAX ASSET BALANCE ROLL FORWARD

(€’000)	For the year ended
	2021	2020	2019
Opening balance at January 1,	66 208	61 300	53 279
Temporary difference creation or reversal	(1 014)	(2 981)	(536)
Change in Tax-losses carried forward	8 820	8 064	8 556
Change in US tax rate applicable	548	(176)	—
Closing balance at December 31,	74 562	66 208	61 300

The net increase in the balance mainly relates to the additional losses reported for the current year.

As of December 31, 2021, the Group has a total accumulated tax losses of €290.3 million, which generate unrecognized deferred tax assets, not subject to expiration.
NOTE 33: COMMITMENTS
Celdara
Background
In January 2015, the Group entered into an agreement with Celdara Medical, LLC, or Celdara in which the Group purchased all outstanding membership interests of OnCyte, LLC, or OnCyte. In connection with this transaction, the Group entered into an asset purchase agreement to which Celdara sold to OnCyte certain data, protocols, regulatory documents and intellectual property, including the rights and obligations under two license agreements between OnCyte and The Trustees of Dartmouth College, or Dartmouth, related to the Group’s CAR T development programs.
In March 2018, the Group dissolved the affairs of its wholly owned subsidiary OnCyte. As a result of the dissolution of OnCyte, all the assets and liabilities of OnCyte were fully distributed to the Group including its license agreement with Dartmouth.
Amended Asset Purchase Agreement
In August 2017, the Group entered into an amendment to the asset purchase agreement described above. In connection with the amendment, the following payments were made to Celdara: (i) an amount in cash equal to $10.5 million, (ii) newly issued shares of Celyad valued at $12.5 million, (iii) an amount in cash equal to $6.0 million in full satisfaction of any payments owed to Celdara in connection with a clinical milestone related to the Group’s
CAR-T
NKR-2
product candidate, (iv) an amount in cash equal to $0.6 million in full satisfaction of any payments owed to Celdara in connection with the Group’s license agreement with Novartis International Pharmaceutical Ltd., and (v) an amount in cash equal to $0.9 million in full satisfaction of any payments owed to Celdara in connection with the Group’s former license agreement with Ono Pharmaceutical Co., Ltd.
Under the amended asset purchase agreement, the Group is obligated to make certain development-based milestone payments to Celdara up to $40.0 million, certain development-based milestone payments up to $36.5 million and certain sales-based milestone payments up to $156.0 million. The Group is required to make tiered single-digit royalty payments to Celdara in connection with the sales of
CAR-T
products, subject to reduction in countries in which there is no patent coverage for the applicable product or in the event Celyad is required to secure licenses from third parties to commercialize the applicable product. The Group is also required to pay Celdara a percentage of sublicense income, including royalty payments, for each sublicense ranging from the mid-single
digits to the
mid-twenties,
depending on which of a specified list of clinical and regulatory milestones the applicable product has achieved at the time the sublicense is executed. The Group is required to pay Celdara a single-digit percentage of any research and development funding received by us, not to exceed $7.5 million for each product group. The Group can opt out of the development of any product if the data does not meet the scientific criteria of success. The Group may also opt out of development of any product for any other reason upon payment of a termination fee of $2.0 million to Celdara.
The Trustees of Dartmouth College (“Dartmouth”)
As described above, as a result of the Group’s acquisition of all of the outstanding membership interests of OnCyte and the asset purchase agreement among the Group, Celdara and OnCyte, OnCyte became the Group’s wholly-owned subsidiary and acquired certain data, protocols, regulatory documents and intellectual property, including the rights and obligations under two license agreements between OnCyte and Dartmouth. The first of these two license agreements concerned patent rights related, in part, to methods for treating cancer involving chimeric NK and NKP30 receptor targeted therapeutics and T cell receptor-deficient T cell compositions in treating tumor, infection, GVHD, transplant and radiation sickness, or the
CAR-T
License, and the second of these two license agreements concerned patent rights related, in part, to anti-B7-H6
antibody, fusion proteins and methods of using the same, or the B7H6 License.

In August 2017, the Group and Dartmouth entered into an amendment agreement in order to combine its rights under B7H6 Agreement with its rights under the
CAR-T
License, resulting in the termination of the B7H6 License, and in order to make certain other changes to the agreement. In connection with the amendment, the Group paid Dartmouth a non-refundable,
non-creditable
amendment fee in the amount of $
2.0
 million in 2017. Under the amended license agreement, Dartmouth granted the Group an exclusive, worldwide, royalty-bearing license to certain know-how
and patent rights to make, have made, use, offer for sale, sell, import and commercialize any product or process for human therapeutics, the manufacture, use or sale of which, is covered by such patent rights or any platform product. Dartmouth reserves the right to use the licensed patent rights and licensed know-how,
in the same field, for education and research purposes only. The patent rights included in the amended license agreement also include the patents previously covered by the B7H6 License. In consideration for the rights granted to the Group under the amended license agreement, the Group is required to pay to Dartmouth an annual license fee as well as a low single-digit royalty based on annual net sales of the licensed products by the Group, with certain minimum net sales obligations beginning April 30, 2024 and continuing for each year of sales thereafter. Under the amended license agreement, in lieu of royalties previously payable on sales by sublicensees, the Group is required to pay Dartmouth a percentage of sublicense income, including royalty payments, (i) for each product sublicense ranging from the mid-single
digits to
low-single
digits, depending on which of a specified list of clinical and regulatory milestones the applicable product has achieved at the time the sublicense is executed and (ii) for each platform sublicense in the mid-single
digits. Additionally, the agreement requires that the Group exploits the licensed products, and the Group has agreed to meet certain developmental and regulatory milestones. Upon successful completion of such milestones, the Group is obligated to pay to Dartmouth certain clinical and regulatory milestone payments up to an aggregate amount of $
1.5
 million and a commercial milestone payment in the amount of $
4.0
 million. The Group is responsible for all expenses in connection with the preparation, filing, prosecution and maintenance of the patents covered under the agreement. As further amended in December 2021, this agreement allows Dartmouth to terminate the amended license after April 30, 2026, extended from the prior date of April
3
0, 2024, in the event that Celyad fails to meet the specified minimum net sales obligations for any year ($
10
 million during first year of sales, $
40
 million during the second year of sales and $
100
 million during the third year of sales and every year of sales thereafter), unless Celyad pays to Dartmouth the royalty Celyad would otherwise be obligated to pay had Celyad met such minimum net sales obligation. Dartmouth may also terminate the license if Celyad fails to meet a milestone within the specified time period, unless Celyad pays the corresponding milestone payment. In connection with the December 2021 amendment, the Group agreed to certain protective provisions of any sublicenses and paid Dartmouth a non-refundable,
non-creditable
amendment fee and an additional
non-refundable,
non-creditable
sublicense fee to be paid on an annual basis.
In accordance with IFRS 3, these contingencies are recognized on the statement of financial position at year-end,
on a risk-adjusted basis.
Horizon Discovery / PerkinElmer
In April and June 2018, the Group signed two research and development collaboration and license agreements with Horizon Discovery Group plc, or Horizon, to evaluate the utility of Horizon’s SMART vector shRNA reagents to reduce expression of one or more defined targets in connection with the development of the Group’s product candidates. The first agreement was focused on targets related to its autologous
CAR-T
candidate,
CYAD-02.
The second agreement was focused on targets related to its allogenic
CAR-T
product candidate
CYAD-211
and one
pre-clinical
allogenic product candidate not yet publicly announced, called
CYAD-203.
In December 2018, the Group exercised its option to convert the second agreement into an exclusive license agreement, in connection with which the Group paid Horizon an up-front
payment of $1 million. In September 2019, the Group exercised its option to convert the first agreement into an exclusive license agreement, in connection with which the Group has paid Horizon an up-front
payment of $0.1 million and an additional milestone of $0.1 million for the first IND filed by us for
CYAD-02.
In September 2020, the Group paid an additional milestone of $0.2 million for the first IND filed by the Group for
CYAD-211.

Under these exclusive license agreements combined, Horizon is eligible to receive additional milestone payments in development, regulatory and commercial milestone payments, in addition to low single digit royalties on net sales, subject to customary reductions.
In December 2020, Horizon Discovery was acquired by PerkinElmer, Inc. (Horizon/PKI).
In 2021, Horizon/PKI informed the Group they believe the Group is in material breach of these agreements as a result of certain disclosures the Group has made in connection with its obligations as a publicly traded company in the United States and Belgium, although they have not formally delivered to the Group a notice of material breach or termination. The Group believes any such assertion of material breach would be without merit and the Group would expect to vigorously defend any such notice of material breach. Any dispute under these agreements would be subject to arbitration in The Hague under the International Chamber of Commerce Rules. The Group is currently in discussions with Horizon about possible amendments to these agreements in connection with which the Group would retain freedom to operate under the in-licensed
patents.
Of note, the Group has filed patent applications which, if issued, would cover other aspects of the product candidates described above as well as products developed by third parties that deploy similar technology and targets. These patent applications encompass the downregulation of one or more of the targets covered under the Horizon/PKI agreements, the use of shRNA to downregulate such targets in immune cells and the combination of shRNAs with a chimeric antigen receptor in immune cells. The Group is also developing a second generation shRNA platform that does not incorporate any of the Horizon Discovery/Perkin Elmer, Inc. technology described above.
The Group’s lead allogeneic CAR T product candidate,
CYAD-101,
does not incorporate any of the Horizon Discovery/Perkin Elmer, Inc. technology described above.
Other commitments
In 2021, the Group signed two license agreements. Under these license agreements, the licensors are eligible to receive additional milestone payments in development, regulatory and commercial milestone payments, in addition to low single digit royalties on net sales, subject to customary reductions, if the Group decides to continue the exploitation of these licenses.
NOTE 34: RELATIONSHIPS WITH RELATED PARTIES
Remuneration of key management
Key management consists of the members of the Executive Committee and the entities controlled by any of them.

	As at December 31,
	2021	2020	2019
Number of Executive Committee members	7	6	6

(€’000)	For the year ended 31 December
	2021	2020	2019
Short term employee benefits [1]	1 866	1 349	1 112
Post employee benefits	45	34	26
Share-based compensation	928	1 110	1 005
Other employment costs [2]	148	110	75
Management fees	1 163	1 335	1 789

Total benefits	4 150	3 939	4 006

Executive Committee outstanding fees payables (in ‘000€)	844	660	—

(1)	Include salaries, social security, bonuses, lunch vouchers
(2)	Company cars

As at 31 December,
	2021	2020	2019
Number of warrants granted	395 000	220 000	136 500
Number of warrants lapsed	(30 000)	(20 000)	—
Cumulative outstanding warrants	921 000	556 000	295 500
Exercised warrants	—	—	—

Transactions with
non-executive
directors

	For the year ended 31 December,
(€’000)	2021	2020	2019
Share-based compensation	337	396	430
Management fees	373	366	429

Total benefits	710	762	859

Non-executive directors outstanding fees payables (in ‘000€)	93	94	210

As at 31 December,
	2021	2020	2019
Number of warrants granted	150 000	80 000	100 000
Number of warrants lapsed	—	30 000	5 000
Number of exercised warrants	—	—	—
Cumulative outstanding warrants	340 000	220 000	190 000
Transactions with shareholders
There were no transactions with the Group’s shareholders, for 2021, 2020 or 2019.
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

(€’000)	As at December 31,
	2021	2020	2019
Loss of the year attributable to Equity Holders	(26 512)	(17 204)	(28 632)
Weighted average number of shares outstanding	15 604 014	13 942 344	12 523 166

Earnings per share (non-fully diluted) in €	(1.70)	(1.23)	(2.29)

Outstanding warrants	2 136 556	1 488 006	1 292 380

NOTE 36: EVENTS AFTER THE CLOSE OF THE FISCAL YEAR
On January 17, 2022, the Company entered into an amendment with Mesoblast to convert the license into non-exclusive
and in exchange, (a) the Company settled $2,500,000 of receivable as of December 31, 2021 with $1,500,000 and; (b) extend certain milestone payments. The consideration of $1,500,000 was agreed to be paid by Mesoblast in Mesoblast ordinary shares and the difference $1,000,000 will be recorded in the income statement in 2022.
On February 28, 2022, the Group announced its decision to voluntarily pause our Phase 1b
KEYNOTE-B79
trial evaluating
CYAD-101
administered concurrently with FOLFOX chemotherapy followed by MSD’s anti-PD-1
therapy, KEYTRUDA
®
(pembrolizumab) in patients with refractory metastatic colorectal cancer following reports of two fatalities that presented with similar pulmonary findings. The Group is currently investigating these reports and evaluating any similar events in additional patients treated on study. On March 1, 2022, the Group was informed via-email communication from the FDA that the KEYNOTE-B79 trial has been placed on clinical hold due to insufficient information to assess risk to study subjects.
There were no other subsequent events that occur between 2021 year-end
and the date when the financial statements have been authorized by the Board for issue.

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1*	Articles of Association (English translation)

2.1	Form of Deposit Agreement	F-1/A	333-204251	4.1	6-15-2015

2.2	Form of American Depositary Receipt	424(b)(3)	333-204724	N/A	10-15-2018

2.3	Description of Securities	20-F	001-37452	2.3	3-25-2020

4.1†##	Amended and Restated Employment Contract, effective March 24, 2021 between the registrant and David Gilham	20-F	001-37452	4.1	3-24-2021

4.2†##	Amended and Restated Employment Contract, effective March 24, 2021 between the registrant and NandaDevi SRL, represented by Philippe Dechamps	20-F	001-37452	4.2	3-24-2021

4.3†##	Amended and Restated Services Agreement, dated March 24, 2021 between the registrant and ImXense SRL, represented by Frederic Lehmann	20-F	001-37452	4.3	3-24-2021

4.4	Exclusive License Agreement, dated April 30, 2010, between the Trustees of Dartmouth College and Celdara Medical, LLC, as amended	F-1	333-204251	10.9	5-18-2015

4.5	Exclusive License Agreement, dated June 27, 2014, between the Trustees of Dartmouth College and Celdara Medical, LLC, as amended	F-1	333-204251	10.10	5-18-2015

4.6**	Stock Purchase Agreement, by and among the registrant and Celdara Medical, LLC, dated as of January 5, 2015	F-1/A	333-204251	10.12	5-29-2015

4.7**	Asset Purchase Agreement, by and among OnCyte, LLC, Celdara Medical, LLC and the registrant, dated January 21, 2015	F-1/A	333-204251	10.13	5-29-2015

4.8	Agreement for the Provision of Services for Production of Cardiac Cells between Biological Manufacturing Services and the registrant, dated April 11, 2011 (English translation)	F-1	333-204251	10.15	5-18-2015

4.9†	Warrant Plans (English translation)	F-1	333-204251	10.16	5-18-2015

4.10†	Warrant Plan 2016 (English translation)	20-F	001-37452	4.19	4-4-2017

4.11##	First Amendment to Asset Purchase Agreement, dated as of August 3, 2017, by and among the registrant; Celdara Medical, LLC; and OnCyte, LLC	6-K	001-37452	10.1	8-31-2017

4.12	Subscription Agreement, dated as of August 3, 2017, by and between the registrant and Celdara Medical, LLC	6-K	001-37452	10.2	8-31-2017

4.13##	Fourth Amendment to Exclusive License Agreement, dated as of August 2, 2017, by and between OnCyte, LLC and Trustees of Dartmouth College	6-K	001-37452	10.3	8-31-2017

4.14†	Warrant Plan 2015 (English translation)	S-8	333-220737	99.2	9-29-2017

4.15†	Warrant Plan 2017 (English translation)	S-8	333-220737	99.3	9-29-2017

4.16†##	Amended and Restated Services Agreement, dated March 24, 2021 between the registrant and MC Consult SRL, represented by Philippe Nobels	20-F	001-37452	4.16	3-24-2021

4.17†	Warrant Plan 2018 (English translation)	20-F	001-37452	4.24	4-5-2019

4.18†	Warrants Plan 2019 (English translation)	20-F	001-37452	4.25	3-25-2020

4.19†##	Amended and Restated Employment Agreement, dated March 24, 2021, by and between the registrant and Filippo Petti	20-F	001-3745	4.19	3-24-2021

4.20	Research and Development Collaboration and License Agreement, dated April 3, 2018, by and between the Company and Horizon Discovery Limited	20-F	001-37452	4.28	3-25-2020

4.21	Research and Development Collaboration and License Agreement, dated June 27, 2018, by and between the Company and Horizon Discovery Limited	20-F	001-37452	4.29	3-25-2020

4.22	First Amendment to Research and Development Collaboration and License Agreement, dated June 27, 2018, by and between the Company and Horizon Discovery Limited	20-F	001-37452	4.30	3-25-2020

4.23	Asset Purchase Agreement, dated November 22, 2019, by and between CorQuest Medical, Inc. and CorQuest MedTech	20-F	001-37452	4.33	3-25-2020

4.24†##	Amended and Restated Employment Agreement, dated March 24, 2021, by and between the registrant and Stephen Rubino, Ph.D.	20-F	001-37452	4.24	3-24-2021

4.25##	Clinical Trial Collaboration and Supply Agreement, dated September 14, 2020, by and between the Company and MSD International GmbH.	20-F	001-37452	4.25	3-24-2021

4.26†	Warrants Plan 2020 (English Translation)	20-F	001-37452	4.26	3-24-2021

4.27	Non-Commercial Lease Agreement, dated July 2, 2020, between Axis Parc Fund SA and the registrant. (English translation)	20-F	001-37452	4.27	3-24-2021

4.28	Non-Commercial Lease Agreement, dated July 2, 2020, between Axis Parc Fund SA and the registrant. (English translation)	20-F	001-37452	4.28	3-24-2021

4.29##	Subscription Agreement dated December 2, 2021, by and between CFIP CLYD LLC and the registrant	6-K	001-37452	10.1	12-3-2021

4.30##	Shareholders’ Rights Agreement dated December 2, 2021, by and among CFIP CLYD LLC and the registrant	6-K	001-37452	10.2	12-3-2021

4.31*##	Fifth Amendment to Exclusive License Agreement, dated as of December 14, 2021, by and between Celyad Oncology SA and Trustees of Dartmouth College

4.32*†	Warrants Plan 2021 (English Translation)

8.1*	List of subsidiaries of the registrant

12.1*	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1#	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of BDO Réviseurs d’Entreprises SRL, independent registered public accounting firm

15.2*	Consent of EY Bedrijfsrevisoren BV/Réviseurs d’Entreprises SRL, independent registered public accounting firm

101*	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2021, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Financial Position; (ii) Consolidated Statements of Profit or Loss; (iii) Consolidated Statements of Changes in Equity; (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and in detail.

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith

#	Furnished herewith

†	Indicates a management contract or compensatory plan, contract or arrangement

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

Celyad Oncology S.A.

/s/ Filippo Petti
By:	Filippo Petti
Title:	Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer )
Date: March 24, 2022