Form 20-F
period 2022-12-31
Celyad Oncology SA
filed 2023-03-23
CIK 1637890

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from

to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number
001-37452

CELYAD ONCOLOGY SA
(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

Belgium
(Jurisdiction of incorporation or organization)
Rue Edouard Belin 2
1435 Mont-Saint-Guibert, Belgium
(Address of principal executive offices)
Michel Lussier, permanent representative of Mel Management SRL
Interim Chief Executive Officer
Celyad Oncology SA
Rue Edouard Belin 2
1435 Mont-Saint-Guibert, Belgium
Tel: +32 10 394 100 Fax: +
32
10 394 141
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, no nominal value per share	CYAD	The Nasdaq Stock Market LLC
Ordinary shares, no nominal value per share*		The Nasdaq Stock Market LLC*

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, no nominal value per share	CYAD	The Nasdaq Stock Market LLC
Ordinary shares, no nominal value per share*		The Nasdaq Stock Market LLC *

*	Not for trading, but only in connection with the registration of the American Depositary Shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act. None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.
Ordinary shares, no nominal value per share: 22,593,956 as of December 31, 2022

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
of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).
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

SUMMARY OF THE MATERIAL RISKS ASSOCIATED WITH OUR BUSINESS

Our business is subject to numerous material and other risks and uncertainties, including those described in Item 3.D. “Risk Factors” in this Report. The principal risks and uncertainties affecting our business include the following:

•

We, or licensees of our intellectual property, may conduct clinical programs in the future. Initial success in our future clinical trials may not be indicative of results obtained when these trials are completed. Furthermore, success in early clinical trials may not be indicative of results obtained in later trials.

•

We have obtained and will seek to obtain significant funding from the Walloon Region. The terms of the agreements signed with the Region may hamper our ability to partner part or all of our future products.

•	We rely and will continue to rely on collaborative partners regarding the development of any future research programs and future product candidates.

•

We will rely on third parties to conduct, supervise and monitor any future clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize any product candidates and our business could be substantially harmed.

•

Our patents and other intellectual property rights portfolio are relatively young and may not adequately protect our research programs and product candidates, which may impede our ability to compete effectively.

•	We may infringe on the patents or intellectual property rights of others and may face patent litigation, which may be costly and time consuming.

•	We depend on intellectual property licensed from third parties and termination of any of these licenses could result in the loss of significant rights, which would harm our business.

•	We could be unsuccessful in obtaining or maintaining adequate patent protection for one or more of our technologies or product candidates.

•

We are highly dependent on our key personnel, and if we are not successful in attracting, motivating and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

•	We have incurred net losses in each period since our inception and anticipate that we will continue to incur net losses in the future.

•	We may need substantial additional funding, which may not be available on acceptable terms when needed, if at all.

•	Our net losses and significant cash used in operating activities have raised doubt regarding our ability continue as a going concern.

•	Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to any product candidates or technologies.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F, or Annual Report, contains forward-looking statements. All statements other than present and historical facts and conditions contained in this Annual Report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this Annual Report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	Our reliance on the success of licensing our current technologies and patent portfolio or any product candidates;

•	The implementation of our business model and strategic plans for our business and intellectual property portfolio;

•	The scope of protection we are able to establish and maintain for intellectual property rights covering any product candidates and current or future technology;

•	Our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights and proprietary technology of third parties;

•	Cost associated with enforcing or defending intellectual property infringement, misappropriation or violation; product liability; and other claims;

•	Regulatory development in the United States, the European Union (“EU”), and other jurisdictions;

•	The commercialization of any product candidates that we or a party to whom we license our intellectual property develop, if approved;

•	The pricing and reimbursement of any product candidates that we or a party to whom we license our intellectual property develop, if approved;

•	Estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•	Our ability to obtain additional financing, if necessary, on attractive terms or at all;

•	The potential benefits of strategic collaboration agreements and our ability to enter into strategic arrangements;

•	Our ability to maintain and establish collaborations or obtain additional grant funding;

•	The rate and degree of market acceptance of any product candidates, if approved;

•	Our financial performance;

•	Developments relating to our competitors and our industry, including competing therapies;

•	Our ability to effectively manage our anticipated growth;

•	Our ability to attract and retain qualified employees and key personnel;

•	Our ability to build our finance infrastructure, improve our accounting systems and controls and remedy the material weakness identified in our internal control over financial reporting;

•	Statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and share performance;

•	Our expectations regarding our passive foreign investment company (PFIC) status; and

•	Other risks and uncertainties, including those listed in the section of this annual report titled “Item 3.D.—Risk Factors.”

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

Risks Related to Product Development, Regulatory Approval and Commercialization

We are heavily dependent on licensing our patent portfolio and product candidates and the regulatory approval of those and any future product candidates that we or a third party to whom we license our intellectual property develop, and subsequent commercial success of such product candidates, both of which may never occur.

We are a biotechnology company with no products approved by regulatory authorities or available for commercial sale. We may be unable to develop or commercialize a product, product candidate or research program, or may cease some of our operations, which may have a material adverse effect on our business.

We have generated limited revenue to date and do not expect to generate any revenue from product sales for the foreseeable future. As a result, our future success is currently dependent upon the licensing and regulatory approval and commercial success of any current product candidates and future CAR T-cell therapy product candidates that we or a third party to whom we license our intellectual property develop. Our ability to generate revenues in the near term will depend on our ability to obtain regulatory approval and successfully commercialize any future product candidates or license our patent portfolio and product candidates. We, or our licensing partners, may experience delays in obtaining regulatory approval in the United States for such clinical candidates, if they are approved at all, and the price of our ordinary shares and/or ADSs may be negatively impacted. Even if we, or our licensing partners, receive regulatory approval, the timing of the commercial launch of any product candidates in the United States is dependent upon a number of factors, including, but not limited to, hiring sales and marketing personnel, pricing and reimbursement timelines, the production of sufficient quantities of commercial drug product and implementation of marketing and distribution infrastructure.

In addition, we have incurred and expect to continue to incur significant expenses as we continue to strengthen our research efforts. The success of any product candidates, if approved, and revenue from commercial sales, will depend on several factors, including:

•	Execution of an effective sales and marketing strategy for the commercialization of any product candidates;

•	Acceptance by patients, the medical community and third-party payors;

•	Our success in educating physicians and patients about the benefits, administration and use of any product candidates;

•	The incidence and prevalence of the indications for which any product candidates are approved in those markets in which the candidate(s) are approved;

•	The incidence and severity of side effects, if any, experienced by patients treated with any product candidates;

•

The availability, perceived advantages, cost, safety and efficacy of alternative treatments, including potential alternate treatments that may currently be available or in development or may later be available or in development or approved by regulatory authorities;

•	Maintaining compliance with regulatory requirements, including, good laboratory practices (“GLPs”); and

•	Obtaining and maintaining patent, trademark and trade secret protection and regulatory exclusivity and otherwise protecting our rights in our intellectual property portfolio.

We may also fail in our efforts to develop and commercialize product candidates. If this were to occur our development costs may increase and our ability to generate revenue or profits, or to raise additional capital, could be impaired.

The achievement of milestones (such as those related to research and development, scientific, clinical, regulatory and business) will trigger payment obligations towards Celdara, Dartmouth and Horizon Discovery, which will negatively impact our profitability.

We do not currently have any ongoing clinical programs. If we initiate any clinical development programs, initial success in any future clinical trials, by us or our licensing partners, may not be indicative of results obtained when these trials are completed. Furthermore, success in early clinical trials may not be indicative of results obtained in later trials.

Trial designs and results from previous or ongoing trials are not necessarily predictive of future clinical trial results, and initial or interim results may not continue or be confirmed upon completion of a trial. Any positive data from early trials may not continue or occur for future patients in any future clinical trials we or our licensing partners may undertake, and results may not be repeated or observed in ongoing or future trials involving any product candidates.

In December 2020, we made the strategic decision to discontinue the development of our first-generation autologous NKG2D CAR T candidate CYAD-01 for the treatment of relapsed / refractory acute myeloid leukemia (AML) and myelodysplastic syndromes (MDS) based on clinical futility analysis of the data from the completed Phase 1 THINK trial and data from the Phase 1 DEPLETHINK trial which did not achieve the necessary internal clinical activity threshold set for the program to move into Phase 2 clinical development. We instead focused our clinical development efforts instead on our two other NKG2D-based CAR T-cell assets, CYAD-02 and CYAD-101.

In April 2021, enrollment into the alloSHRINK study was discontinued, based on results from the dose-escalation cohorts and expansion segment, which allowed us to define the best treatment scheme for CYAD-101 to be used in the KEYNOTE-B79 study. In August 2022, we announced that we would seek partnerships to further continue the development of our last autologous candidate CYAD-02, following encouraging results from the dose-escalation cohorts shared in December 2021, in order to focus on allogeneic candidates. Recruitment in the KEYNOTE-B79 trial was initiated in December 2021. In February 2022, we announced our decision to voluntarily pause CYAD-101-002 trial to investigate reports of two fatalities that presented with similar pulmonary findings and evaluate any similar events in additional patients treated on study. On March 1, 2022, we were informed via-email communication from the FDA that the CYAD-101-002 trial had been placed on clinical hold due to insufficient information to assess risk to study subjects.

In June 2022, we submitted our complete response to the Clinical Hold to the FDA stating our intent to amend the eligibility criteria to exclude patients who have bilateral lung metastases and patients who have received treatment with epidermal growth factor receptor (EGFR) targeting monoclonal antibodies within the previous 9 months prior to trial recruitment. In July 2022, based on that complete response, we received notification that the FDA lifted the Clinical Hold on the trial. In October 2022, we made the decision to discontinue the development of CYAD-101 based on a strategic, financial and medical review, taking into account the costs associated with the pursuit of the program and the delays to reach key medical milestones following the resolution of the previous Clinical Hold.

In November 2020, we initiated the dose-escalation Phase 1 IMMUNICY-1 trial evaluating CYAD-211. On December 21, 2022, based on available data from 6 cohorts which did not achieve the necessary internal clinical activity threshold set for the program to move into Phase 2 clinical development, the Company announced that, based on a strategic and financial review, the development of CYAD-211 would be discontinued.

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

In previous clinical programs involving T cell-based immunotherapies, some patients experienced serious adverse events. Any future product candidates we or our licensing partners develop may demonstrate a similar effect or have other properties that could halt their clinical development, prevent their regulatory approval, limit their commercial potential, or result in significant negative consequences.

In previous and ongoing clinical trials involving CAR T-cell products by other companies or academic researchers, many patients experienced side effects such as neurotoxicity and CRS, which have in some cases resulted in clinical holds in ongoing clinical trials of CAR T product candidates. There have been life threatening events related to severe neurotoxicity and CRS, requiring intense medical intervention such as intubation or pressor support, and in several cases, resulted in death. Severe neurotoxicity is a condition that is currently defined clinically by cerebral edema, confusion, drowsiness, speech impairment, tremors, seizures, or other central nervous system side effects, when such side effects are serious enough to lead to intensive care. In some cases, severe neurotoxicity was thought to be associated with the use of certain lymphodepletion preconditioning regimens used prior to the administration of the CAR T-cell products. CRS is a condition that is currently defined clinically by certain symptoms related to the release of cytokines, which can include fever, chills, low blood pressure, when such side effects are serious enough to lead to intensive care with mechanical ventilation or significant vasopressor support. The exact cause or causes of CRS and severe neurotoxicity in connection with treatment of CAR T-cell products and product candidates is not fully understood at this time. In addition, patients have experienced other adverse events in these studies, such as a reduction in the number of blood cells (in the form of neutropenia, thrombocytopenia, anemia or other cytopenias), febrile neutropenia, chemical laboratory abnormalities (including elevated liver enzymes), and renal failure.

Undesirable side effects caused by any of our product candidates or other T cell-based immunotherapy product candidates, could cause us, our licensing partners, or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authorities. For example, on February 28, 2022, we announced our decision to voluntarily pause our Phase 1b KEYNOTE-B79 trial evaluating CYAD-101 administered concurrently with FOLFOX chemotherapy followed by MSD’s anti-PD-1 therapy, KEYTRUDA® (pembrolizumab) in patients with refractory metastatic colorectal cancer following reports of two fatalities that presented with similar pulmonary findings. We investigated these reports and evaluated if there were any similar events in additional patients treated on study. Subsequently, on March 1, 2022, we were informed via e-mail communication from the FDA that the KEYNOTE-B79 trial has been placed on clinical hold due to insufficient information to assess risk to study subjects. The FDA lifted this clinical hold in July 2022 following our revision of the eligibility criteria for KEYNOTE-B79. We discontinued our development of CYAD-101 in October 2022 based on strategic considerations, including the delay to reaching milestones following the resolution of this clinical hold. No new safety concerns contributed to our decision to discontinue CYAD-101. Results of any of our, or our licensing partner’s future trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics in product candidates. Treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete future trials or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff, as toxicities resulting from T cell-based immunotherapies are not normally encountered in the general patient population and by medical personnel. If we develop future product candidates, we expect to have to train medical personnel regarding any T cell-based immunotherapy product candidates to understand their side effects for both our planned clinical trials and upon any commercialization of any T cell-based immunotherapy product candidates. Inadequate training in recognizing or managing the potential side effects of T cell-based immunotherapy product candidates could result in patient deaths. Any of these occurrences could have a material adverse effect on our business, financial condition and prospects.

We, or any future licensing partners, may encounter substantial delays in future clinical trials or may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.

Before obtaining regulatory approval or marketing authorization from regulatory authorities for the sale of any product candidates, if at all, we, or our licensing partners, must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates in humans. Clinical testing is expensive, time-consuming and uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:

•	Delays in raising, or inability to raise, sufficient capital to fund the planned clinical trials;

•	Delays in reaching a consensus with regulatory agencies on trial design;

•	Identifying, recruiting and training suitable clinical investigators;

•	Delays in reaching agreement on acceptable terms with prospective clinical research organizations, or CROs, and clinical trial sites;

•	Delays in obtaining required Investigational Review Board, or IRB, or ethics committee approval at each clinical trial site, or institutional biosafety committee, or IBC, approval, if applicable;

•	Delays in recruiting suitable patients to participate in our clinical trials;

•	Delays due to changing standard of care for the diseases we, or our licensing partners, are studying;

•	Adding new clinical trial sites;

•	Imposition of a clinical hold by regulatory agencies, including after an inspection of clinical trial operations or trial sites;

•	Failure by CROs, other third parties, our licensing partners or us to adhere to clinical trial requirements;

•	Catastrophic loss of product candidates due to shipping delays or delays in customs in connection with delivery to foreign countries for use in clinical trials;

•	Failure to perform in accordance with the FDA’s GCPs or applicable regulatory guidelines in other countries;

•	Delays in the testing, validation, manufacturing and delivery of product candidates to the clinical sites;

•	Delays in having patients complete participation in a trial or return for post-treatment follow-up;

•	Clinical trial sites or patients dropping out of a trial;

•	Occurrence of serious adverse events associated with the drug product candidate that are viewed to outweigh its potential benefits;

•	Disagreement with regulators on proposed protocols for such clinical trials;

•	Delays in patient enrollment; or

•	Changes in regulatory requirements and guidance that require amending or submitting new clinical protocols.

Any inability for us or our licensing partners to successfully complete preclinical and clinical development could result in additional costs to us or impair our or our licensing partners’ ability to generate revenues from product sales, regulatory and commercialization milestones and royalties. Clinical trial delays could also shorten any periods during which we or our licensing partners may have the exclusive right to commercialize any product candidates or allow our competitors to bring products to market before we or our licensing partners do, which could impair our or our licensing partners’ ability to successfully commercialize product candidates and may harm our business and results of operations.

If the results of any future clinical trials are inconclusive or if there are safety concerns or adverse events associated with any of our product candidates, we may:

•	Be delayed in obtaining marketing approval for those product candidates, if at all;

•	Obtain approval for indications or patient populations that are not as broad as intended or desired;

•	Obtain approval with labelling that includes significant use or distribution restrictions or safety warnings;

•	Be subject to changes in the way the product is administered;

•	Be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;

•	Have regulatory authorities withdraw their approval of the product or impose restrictions on our distribution in the form of a risk evaluation and mitigations strategy, or REMS, program;

•	Be subject to the addition of labelling statements, such as warnings or contraindications;

•	Be sued; or

•	Experience damage to our reputation.

Any product candidates could potentially cause other adverse events that have not yet been predicted. As described above, any of these events could prevent us or our licensing partners from achieving or maintaining market acceptance of product candidates and impair our or our licensing partners’ ability to commercialize those products if they are ultimately approved by applicable regulatory authorities.

Any product candidates that we or any future licensing partners develop may cause undesirable side effects or have other properties that could halt their clinical development, prevent their regulatory approval, limit their commercial potential, or result in significant negative consequences.

As with most biological drug products, use of any of our product candidates could be associated with side effects or adverse events which can vary in severity from minor reactions to death and in frequency from infrequent to prevalent. Undesirable side effects or unacceptable toxicities caused by our product candidates could cause us or regulatory authorities to interrupt, delay, or halt clinical trials. For example, on February 28, 2022, we announced our decision to voluntarily pause our Phase 1b KEYNOTE-B79 trial evaluating CYAD-101 administered concurrently with FOLFOX chemotherapy followed by MSD’s anti-PD-1 therapy, KEYTRUDA® (pembrolizumab) in patients with refractory metastatic colorectal cancer following reports of two fatalities that presented with similar pulmonary findings. We investigated these reports and evaluated if there were any similar events in additional patients treated on study. Subsequently, on March 1, 2022, we were informed via e-mail communication from the FDA that the KEYNOTE-B79 trial has been placed on clinical hold due to insufficient information to assess risk to study subjects. The FDA lifted this clinical hold in July 2022 following our revision of the eligibility criteria for KEYNOTE-B79. We discontinued our development of CYAD-101 in October 2022 based on strategic considerations, including the delay to reaching milestones following the resolution of this clinical hold. No new safety concerns contributed to our decision to discontinue CYAD-101. The FDA, EMA, or comparable foreign regulatory authorities could delay or deny approval of any product candidates for any or all targeted indications and negative side effects could result in a more restrictive label for any product that is approved. Side effects such as toxicity or other safety issues associated with the use of product candidates could also require us or our collaborators to perform additional studies or halt development or sale of these product candidates.

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

Additionally, if one or more of our product candidates receive marketing approval, and we or others later identify undesirable side effects caused by such products, including during any long-term follow-up observation period recommended or required for patients who receive treatment using our products, a number of potentially significant negative consequences could result, including:

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

Clinical testing is expensive and can take many years to complete, and the outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Although product candidates may demonstrate promising results in early clinical (human) trials and preclinical (animal) studies, they may not prove to be effective in subsequent clinical trials. For example, testing on animals may occur under different conditions than testing in humans and therefore the results of animal studies may not accurately predict human experience. Likewise, early clinical trials may not be predictive of eventual safety or effectiveness results in larger-scale pivotal clinical trials. The results of preclinical studies and previous clinical trials as well as data from any interim analysis of ongoing clinical trials of any of our product candidates, as well as studies and trials of other products with similar mechanisms of action to our product candidates, may not be predictive of the results of ongoing or future clinical trials. Drug product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and earlier clinical trials. In addition to the safety and efficacy traits of any drug product candidate, clinical trial failures may result from a multitude of factors including flaws in trial design, dose selection, placebo effect and patient enrollment criteria. Based upon negative or inconclusive results, we or our collaborators may decide, or regulators may require it, to conduct additional clinical trials or preclinical studies. In addition, data obtained from trials and studies are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may delay, limit or prevent regulatory approval.

The regulatory approval processes of the FDA, EMA and other comparable regulatory authorities is lengthy, time-consuming, and inherently unpredictable, and we may experience significant delays in the clinical development and regulatory approval, if any, of any product candidates.

The research, testing, manufacturing, labelling, approval, selling, import, export, marketing, and distribution of drug products, including biologics, are subject to extensive regulation by the FDA, EMA and other comparable regulatory authorities. We are not permitted to market any biological drug product in the United States until we receive a license from the FDA for our biologics license application (“BLA”), or an approval of our marketing authorization application (“MAA”) from the EMA. We have not previously submitted a BLA to the FDA, MAA to the EMA, or similar approval filings to comparable foreign authorities. A BLA must include extensive preclinical and clinical data and supporting information to establish that the drug product candidate is safe, pure, and potent for each desired indication. The BLA must also include significant information regarding the chemistry, manufacturing, and controls for the product, and the manufacturing facilities must complete a successful pre-license inspection. We expect the nature of any of our product candidates to create further challenges in obtaining regulatory approval. For example, the FDA and EMA have limited experience with commercial development of genetically modified T-cell therapies for cancer. The FDA may also require a panel of experts, referred to as an Advisory Committee, to deliberate on the adequacy of the safety and efficacy data to support licensure. The opinion of the Advisory Committee, although not binding, may have a significant impact on our ability to obtain licensure of the product candidates based on the completed clinical trials. Accordingly, the regulatory approval pathway for any of our product candidates may be uncertain, complex, expensive, and lengthy, and approval may not be obtained.

Obtaining and maintaining regulatory approval of any product candidates in one jurisdiction does not mean that we, or our licensing partners, will be successful in obtaining regulatory approval of those product candidates in other jurisdictions.

If we or our licensing partners obtain and maintain regulatory approval of any product candidates in one jurisdiction, such approval does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, but a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA or EMA grants marketing approval of a drug product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the drug product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the EU or in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions, a drug product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for any future products is also subject to approval.

Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of any future products in certain countries. If we or our licensing partners fail to comply with the regulatory requirements in international markets and/or to receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

We may seek designation for our TIM and/or shRNA technologies as designated platform technologies, but we might not receive such designation, and even if we do, such designation may not lead to a faster regulatory review or approval process.

We may seek designation for our T cell receptor inhibitory molecule (“TIM”) and/or short hairpin ribonucleic acids (“shRNA”) technologies as designated platform technologies. Under the Food and Drug Omnibus Reform Act of 2022 (“FDORA”), a platform technology incorporated within or utilized by a drug or biological product is eligible for designation as a designated platform technology if (1) the platform technology is incorporated in, or utilized by, a drug approved under an BLA; (2) preliminary evidence submitted by the sponsor of the approved or licensed drug, or a sponsor that has been granted a right of reference to data submitted in the application for such drug, demonstrates that the platform technology has the potential to be incorporated in, or utilized by, more than one drug without an adverse effect on quality, manufacturing, or safety; and (3) data or information submitted by the applicable person indicates that incorporation or utilization of the platform technology has a reasonable likelihood to bring significant efficiencies to the drug development or manufacturing process and to the review process. A sponsor may request the FDA to designate a platform technology as a designated platform technology concurrently with, or at any time after, submission of an investigational new drug (“IND”) application for a drug that incorporates or utilizes the platform technology that is the subject of the request. If so designated, the FDA may expedite the development and review of any subsequent original BLA for a drug that uses or incorporates the platform technology. Even if we believe TIM or shRNA meets the criteria for such designation, the FDA may disagree and instead determine not to grant such designation. In addition, the receipt of such designation for a platform technology does not ensure that a drug will be developed more quickly or receive FDA approval. Moreover, the FDA may revoke a designation if the FDA determines that a designated platform technology no longer meets the criteria for such designation.

A Breakthrough Therapy Designation by the FDA for any product candidates may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that those product candidates will receive marketing approval.

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

We may seek Fast Track designation for some of our product candidates. If a product is intended for the treatment of a serious or life-threatening condition and the product demonstrates the potential to address unmet medical needs for this condition, the product sponsor may apply for Fast Track designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular drug product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive Fast Track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from any ongoing clinical development program.

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

Similarly, in the EU, after recommendation from the EMA’s Committee for Orphan Medicinal Products, the European Commission grants an orphan medicinal product designation in respect of a product if its sponsor can establish that the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting no more than five in 10,000 persons in the EU and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized for marketing in the EU (or, if such a method has been authorized, the product in question would be of a significant benefit to those affected by that condition). Additionally, designation is granted for products intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the product in the EU would generate sufficient return to justify the necessary investment in developing the product. In the EU, orphan medicinal product designation entitles a party to financial incentives such as reduction of fees or fee waivers.

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

Even if we or our collaborators obtain orphan drug exclusivity for a future product, that exclusivity may not effectively protect the product from competition because different products can be approved for the same condition or the same products can be approved for different conditions. If one of our product candidates that receives an orphan drug designation is approved for a particular indication or use within the rare disease, the FDA may later approve the same product for additional indications or uses within that rare disease that are not protected by our exclusive approval. Even after an orphan drug is approved, the FDA can subsequently approve the same product for the same condition if the FDA concludes that the later product is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In addition, a designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. Moreover, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of patients with the rare disease or condition. Orphan drug designation neither shortens the development time or regulatory review time of a product nor gives the product any advantage in the regulatory review or approval process. While we may seek orphan drug designation for product candidates, we may never receive such designations. Even if we do receive such designations, there is no guarantee that we will enjoy the benefits of those designations.

Even if we receive regulatory approval of any product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expenses and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with those product candidates.

If any product candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies, and submission of safety, efficacy, and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities.

Manufacturers and manufacturers’ facilities are required to comply with extensive FDA, and comparable foreign regulatory authority, requirements, including ensuring that quality control and manufacturing procedures conform to current cGMP regulations and applicable product tracking and tracking requirements, and in certain cases current Good Tissue Practices (“cGTP”) regulations. As such, we and any of our CMOs will be subject to continual review and inspections to assess compliance, to the extent applicable, with cGMP and adherence to commitments made in any BLA, other marketing application, and previous responses to inspection observations. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, and quality control.

Any regulatory approvals that we or our licensing partners receive for any product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials and surveillance to monitor the safety and efficacy of the drug product candidate. Additionally, under FDORA, sponsors of approved drugs and biologics must provide 6 months’ notice to the FDA of any changes in marketing status, such as the withdrawal of a drug, and failure to do so could result in the FDA placing the product on a list of discontinued products, which would revoke the product’s ability to be marketed. The FDA may also require a REMS program as a condition of approval of our product candidates, which could entail requirements for long-term patient follow-up, a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves a product candidate, we will have to comply with requirements including submissions of safety and other post-marketing information and reports, establishment registration, as well as continued compliance with cGMPs and GCPs for any clinical trials that we conduct post-approval.

The FDA may seek consent decrees or withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with any product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	Restrictions on the marketing or manufacturing of future products, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	Fines, untitled or warning letters, or holds on clinical trials;

•	Refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of license approvals;

•	Product seizure or detention, or refusal to permit the import or export of our product candidates; and

•	Injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising, and promotion of products that are placed on the market. Products may be promoted only for the approved indications and in accordance with the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability. The policies of the FDA and of other regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of any product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

Even if we obtain regulatory approval of any product candidates, the products may not gain market acceptance among physicians, patients, hospitals and others in the medical community.

Our product candidates may not become broadly accepted by physicians, patients, hospitals, and others in the medical community. Numerous factors will influence whether any of our product candidates are accepted in the market, including:

•	The clinical indications for which those product candidates are approved;

•	Physicians, hospitals, and patients considering those product candidates as a safe and effective treatment;

•	The potential and perceived advantages of those product candidates over alternative treatments;

•	The prevalence and severity of any side effects;

•	Product labelling or product insert requirements of the FDA, EMA, or other regulatory authorities;

•	Limitations or warnings contained in the labelling approved by the FDA or EMA;

•	The timing of market introduction of those product candidates as well as competitive products;

•	The cost of treatment in relation to alternative treatments;

•	The availability of adequate coverage, reimbursement and pricing by third-party payors and government authorities;

•	The willingness of patients to pay out-of-pocket in the absence of coverage by third-party payors and government authorities;

•	Relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies; and

•	The effectiveness of our sales and marketing efforts.

In addition, although we do not plan to utilize embryonic stem cells in any product candidates, adverse publicity due to the ethical and social controversies surrounding the therapeutic use of such technologies, and reported side effects from any clinical trials using these technologies or the failure of such trials to demonstrate that these therapies are safe and effective may limit market acceptance of any of these product candidates due to the perceived similarity between our product candidates and these other therapies. If any of our product candidates are approved but fail to achieve market acceptance among physicians, patients, hospitals, or others in the medical community, we will not be able to generate significant revenue.

Even if our future products achieve market acceptance, we may not be able to maintain that market acceptance over time if new products or technologies are introduced that are more favorably received than our products, are more cost effective or render our products obsolete.

Any product candidates we develop, or technologies we license, will be biologics, which are complex to manufacture, and we or our licensing partners may encounter difficulties in production, particularly with respect to process development or scaling-out of manufacturing capabilities. If we, our licensing partners, or any of our third-party manufacturers encounter such difficulties, the ability to provide supply of these product candidates for clinical trials or products for patients, if approved, could be delayed or stopped, or we may be unable to maintain a commercially viable cost structure.

Our patent portfolio and research and development focus on biologics and the process of manufacturing these types of products is complex, highly-regulated and subject to multiple risks. The manufacture of any product candidates derived from our intellectual property or that we develop may involve complex processes, including harvesting cells from patients, selecting and expanding certain cell types, engineering or reprogramming the cells in a certain manner to create CAR T-cells, expanding the cell population to obtain the desired dose, and ultimately infusing the cells back into a patient’s body. As a result of the complexities, the cost to manufacture these product candidates is higher than traditional small molecule chemical compounds, and the manufacturing process is less reliable and is more difficult to reproduce. The manufacturing process for these product candidates is susceptible to product loss or failure due to logistical issues associated with the collection of blood cells, or starting material, from the patient, shipping such material to the manufacturing site, shipping the final product back to the patient, and infusing the patient with the product, manufacturing issues associated with the differences in patient starting materials, interruptions in the manufacturing process, contamination, equipment or reagent failure, improper installation or operation of equipment, vendor or operator error, inconsistency in cell growth, and variability in product characteristics. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions. Because some of these product candidates may be manufactured for each particular patient, we, or our partners, would be required to maintain a chain of identity with respect to materials as they move from the patient to the manufacturing facility, through the manufacturing process, and back to the patient. Maintaining such a chain of identity is difficult and complex and failure to do so could result in adverse patient outcomes, loss of product, or regulatory action including withdrawal of products from the market. Further, as product candidates are developed through preclinical to late stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause these product candidates to perform differently and affect the results of ongoing clinical trials or other future clinical trials.

Developing a commercially viable processes for the manufacture of these types of product candidates is a difficult and uncertain task, and there are risks associated with scaling to the level required for later-stage clinical trials and commercialization, including, among others, cost overruns, potential problems with process scale-out, process reproducibility, stability issues, lot consistency, and timely availability of reagents or raw materials. We may ultimately be unable to reduce the cost of goods for any of our product candidates to levels that will allow for an attractive return on investment if and when those product candidates are commercialized.

In addition, the manufacturing process for any of our product candidates are subject to regulatory authorities’ approval processes, and we will need to make sure that we, or our licensing partners or the appointed CMOs if any, are able to meet all regulatory authorities’ requirements on an ongoing basis. If we, or our licensing partners or the appointed CMOs are unable to reliably produce product candidates to specifications acceptable to the regulatory authorities, we or our licensing partners may not obtain or maintain the approvals we need to commercialize such product candidates. Even if we or our licensing partners obtain regulatory approval for any of these product candidates, there is no assurance that either we, our licensed partners or the appointed CMOs will be able to manufacture the approved product to specifications acceptable to the regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Any of these challenges could have an adverse effect on our business, financial condition, results of operations and growth prospects.

We may face competition from biosimilars, which may have a material adverse impact on the future commercial prospects of any product candidates we pursue.

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

In the EU, the European Commission has granted marketing authorizations for several biosimilars pursuant to a set of general and product class-specific guidelines for biosimilar approvals published by the EMA. In the EU, a competitor may reference the data supporting approval of an innovative biological product in its application for a biosimilar product, but will not be able do so until eight years after the time of approval of the innovative product and will not be able to get its biosimilar on the market until 10 years from the aforementioned approval. This 10-year marketing exclusivity period will be extended to 11 years if, during the first eight of those 10 years, the marketing authorization holder obtains an approval for one or more new therapeutic indications that bring significant clinical benefits compared with existing therapies. In addition, companies may be developing biosimilars in other countries that could compete with any of our future products.

If competitors are able to obtain marketing approval for biosimilars referencing our future products, our future products may become subject to competition from such biosimilars, with the attendant competitive pressure and consequences.

Nearly all aspects of our activities are subject to substantial regulation. No assurance can be given that any of our product candidates will fulfill regulatory compliance. Failure to comply with such regulations could result in delays, suspension, refusals, fines and withdrawal of approvals.

The international pharmaceutical and medical technology industry is highly regulated by government bodies (hereinafter the “Competent Authorities”) that impose substantial requirements covering nearly all aspects of our current and potential future activities notably on research and development, manufacturing, preclinical tests, clinical trials, labelling, marketing, sales, storage, record keeping, promotion and pricing of our research programs and product candidates. Compliance with standards laid down by local Competent Authorities is required in each country where we, or any of our partners or licensees, conduct said activities in whole or in part. The Competent Authorities notably include the EMA in the EU and the FDA in the United States.

There can be no assurance that any of our product candidates will fulfill the criteria required to obtain necessary regulatory authorization to access the market. Also, at this time, we cannot guarantee or know the exact nature, precise timing and detailed costs of the efforts that will be necessary to complete the remainder of the development of our research programs or product candidates.

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

Research programs and any of our product candidates must undergo rigorous preclinical tests and clinical trials, the start, timing of completion, number and results of which are uncertain and could substantially delay or prevent the products from reaching the market.

Preclinical tests and clinical trials are expensive and time-consuming, and their results are uncertain. We, our collaborative partners or other third parties may not successfully complete the preclinical tests and clinical trials of the research programs and product candidates. Failure to do so may delay or prevent the commercialization of products. We cannot guarantee that our research programs and any product candidates will demonstrate sufficient safety or efficacy or performance in our, or our partners’, preclinical tests and clinical trials to obtain marketing authorization in any given territory or at all, and the results from earlier preclinical tests and clinical trials may not accurately predict the results of later-stage preclinical tests and clinical trials. At any stage of development, based on a review of available preclinical and clinical data, the estimated costs of continued development, market assessments and other factors, the development of any of our research programs and any product candidates may be suspended or discontinued.

We and our collaborative partners are, or may become subject to, numerous ongoing regulatory obligations, such as data protection, environmental, health and safety laws and restrictions on the experimental use of animals and/or human beings. The costs of compliance with applicable regulations, requirements or guidelines could be substantial, and failure to comply could result in sanctions, including fines, injunctions, civil penalties, denial of applications for marketing authorization of any of our future products, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could significantly increase our or our collaborative partners’ costs or delay the development and commercialization of our product candidates.

We may face significant competition and technological change which could limit or eliminate the market opportunity for any product candidates.

The market for pharmaceutical products is highly competitive. Our competitors include many established pharmaceutical, biotechnology, universities and other research or commercial institutions, many of which have substantially greater financial, research and development resources than us. The fields in which we operate are characterized by rapid technological change and innovation. There can be no assurance that our competitors are not currently developing or will not in the future develop technologies and products that are equally or more effective and/or are more economical as any current or future technology or product of ours. Competing products may gain faster or greater market acceptance than any of our future products and medical advances or rapid technological development by competitors may result in our product candidates becoming non-competitive or obsolete before we are able to recover our research and development and commercialization expenses. If we or our product candidates do not compete effectively, it may have a material adverse effect on our business.

The price setting, the availability and level of adequate reimbursement by third parties, such as insurance companies, governmental and other healthcare payers is uncertain and may impede on our ability to generate sufficient operating margins to offset operating expenses.

In the United States and markets in other countries, patients generally rely on third-party payors to reimburse all, or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance. Our commercial performance will depend in part on the conditions for setting the sales price of our future products by the relevant public commissions and bodies and the conditions of their reimbursement by the health agencies or insurance companies in the countries where we intend to market any future products. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a sufficient return on our investment. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels.

There has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed, and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, and review the relationship between pricing and manufacturer patient programs. At a federal level, President Biden signed an Executive Order on July 9, 2021, affirming the administration’s policy to (i) support legislative reforms that would lower the prices of prescription drug and biologics, including by allowing Medicare to negotiate drug prices, by imposing inflation caps, and, by supporting the development and market entry of lower-cost generic drugs and biosimilars; and (ii) support the enactment of a public health insurance option. Among other things, the Executive Order also directs HHS to provide a report on actions to combat excessive pricing of prescription drugs, enhance the domestic drug supply chain, reduce the price that the Federal government pays for drugs, and address price gouging in the industry; and directs the FDA to work with states and Indian Tribes that propose to develop section 804 Importation Programs in accordance with the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, and the FDA’s implementing regulations. FDA released such implementing regulations on September 24, 2020, which went into effect on November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. On September 25, 2020, CMS stated drugs imported by states under this rule will not be eligible for federal rebates under Section 1927 of the Social Security Act and manufacturers would not report these drugs for “best price” or Average Manufacturer Price purposes. Since these drugs are not considered covered outpatient drugs, CMS further stated it will not publish a National Average Drug Acquisition Cost for these drugs. If implemented, importation of drugs from Canada may materially and adversely affect the price we receive for any of our product candidates. Further, on November 20, 2020, CMS issued an Interim Final Rule implementing the Most Favored Nation, or MFN, Model under which Medicare Part B reimbursement rates would have been calculated for certain drugs and biologicals based on the lowest price drug manufacturers receive in Organization for Economic Cooperation and Development countries with a similar gross domestic product per capita. However, on December 29, 2021, CMS rescinded the Most Favored Nations rule. Additionally, on November 30, 2020, HHS published a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. Pursuant to court order, the removal and addition of the aforementioned safe harbors were delayed, and recent legislation imposed a moratorium on implementation of the rule until January 1, 2026. The Inflation Reduction Act of 2022 (the “IRA”) delayed implementation of this rule to January 1, 2032.

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

In August 2022, the IRA was signed into law. The IRA includes several provisions that will impact our business to varying degrees, including provisions that create a $2,000 out-of-pocket cap for Medicare Part D beneficiaries, impose new manufacturer financial liability on all drugs in Medicare Part D, allow the U.S. government to negotiate Medicare Part B and Part D pricing for certain high-cost drugs and biologics without generic or biosimilar competition, require companies to pay rebates to Medicare for drug prices that increase faster than inflation, and delay the rebate rule that would require pass through of pharmacy benefit manager rebates to beneficiaries. The effect of IRA on our business and the healthcare industry in general is not yet known.

Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, both the Biden administration and Congress have indicated that they will continue to seek new legislative measures to control drug costs.

We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. Federal Government will pay for healthcare drugs and services, which could result in reduced demand for any of our product candidates or additional pricing pressures.

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

Changes in regulatory approval policies or enactment of additional regulatory approval requirements may delay or prevent any of our product candidates from being marketed.

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

Any product candidates we or our licensing partners develop may become subject to changes in the regulatory framework or market conditions. Regulatory guidelines may change during the course of product development and review process, making the chosen development strategy suboptimal. Market conditions may change resulting in the emergence of new competitors or new treatment guidelines which may require alterations in the development strategy. These factors may result in significant delays, increased trial costs, significant changes in commercial assumptions or failure of the products to obtain marketing authorization.

Changes in funding for the FDA and other government agencies, including from government shutdowns or other disruptions to these agencies’ operations, could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new products from being developed or commercialized in a timely manner, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, the ability to hire and retain key personnel, the ability to accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may slow the time necessary for new products to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. Our business depends upon the ability of the FDA to accept and review our, or our partners’, potential regulatory filings. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process these regulatory submissions, which could have a material adverse effect on our ability to advance clinical development of these product candidates. Further, future shutdowns of other government agencies, such as the SEC, may also impact our business through review of our public filings and our ability to access the public markets.

Since March 2020 when foreign and domestic inspections of facilities were largely placed on hold, the FDA has been working to resume pre-pandemic levels of inspection activities, including routine surveillance, bioresearch monitoring and pre-approval inspections. Should FDA determine that an inspection is necessary for approval and an inspection cannot be completed during the review cycle due to restrictions on travel, and the FDA does not determine a remote interactive evaluation to be adequate, the agency has stated that it generally intends to issue, depending on the circumstances, a complete response letter or defer action on the application until an inspection can be completed. During the COVID-19 public health emergency, a number of companies announced receipt of complete response letters due to the FDA’s inability to complete required inspections for their applications. Regulatory authorities outside the U.S. may adopt similar restrictions or other policy measures in response to the ongoing COVID-19 pandemic and may experience delays in their regulatory activities.

We are subject to inspection and shall be subject to market surveillance by the FDA, EMA and other Competent Authorities for compliance with regulations that prohibit the promotion of future products for a purpose or indication other than those for which approval has been granted.

While a product manufacturer may not promote a product for such “off label” use, doctors are allowed, in the exercise of their professional judgment in the practice of medicine, to use a product in ways not approved by Competent Authorities. Off-label marketing regulations are subject to varying evolving interpretations.

Post-approval manufacturing and marketing of any future products of ours may show different safety and efficacy profiles to those demonstrated in the data on which approval to test or market said products was based. Such circumstances could lead to the withdrawal or suspension of approval, which could have a material adverse effect on our business, financial condition, operating results or cash flows. In addition, Competent Authorities may not approve the labelling claims or advertisements that are necessary or desirable for the successful commercialization of any future products we seek to develop.

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

The collection and use of personal data in the EU is governed by Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016, on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (the “GDPR”). The GDPR imposes a broad range of strict requirements on companies subject to the GDPR, such as us, including requirements relating to having legal bases for processing personal information (i.e. information relating to identified or identifiable individuals) and transferring such information outside the European Economic Area (the “EEA”), including to the United States, providing details to those individuals regarding the processing of their personal information, keeping personal information secure, having data processing agreements with third parties who process personal information, responding to individuals’ requests to exercise their rights in respect of their personal information, reporting security breaches involving personal data to the competent national data protection authority and affected individuals, appointing data protection officers, conducting data protection impact assessments, and record-keeping. The GDPR focuses strongly on accountability of data controllers (such as us) and requires us to take all technical and organizational measures (privacy by design and by default) to ensure that we meet our obligations. Failure to comply with the requirements of the GDPR, and the related national data protection laws of the EU Member States, may result in fines and other administrative penalties, including potential fines of up to €10,000,000 or up to 2% of our total worldwide annual turnover for certain comparatively minor offenses, or up to €20,000,000 or up to 4% of our total worldwide annual turnover for more serious offenses. In addition, further to the UK’s exit from the EU on January 31, 2020, the GDPR ceased to apply in the UK at the end of the transition period on December 31, 2020. However, as of January 1, 2021, the UK’s European Union (Withdrawal) Act 2018 incorporated the GDPR (as it existed on December 31, 2020, but subject to certain UK specific amendments) into UK law, referred to as the UK GDPR. The UK GDPR and the UK Data Protection Act 2018 set out the UK’s data protection regime, which is independent from but aligned to the EU’s data protection regime. The UK Government has announced plans to reform its data protection legal framework in its Data Reform Bill but those have been put on hold. Non-compliance with the UK GDPR may result in monetary penalties of up to £17.5 million or 4% of worldwide revenue, whichever is higher. Although the UK is regarded as a third country under the EU’s GDPR, the European Commission has now issued a decision recognizing the UK as providing adequate protection under the EU GDPR and, therefore, transfers of personal data originating in the EU to the UK remain unrestricted. Like the EU GDPR, the UK GDPR restricts personal data transfers outside the UK to countries not regarded by the UK as providing adequate protection. The UK government has confirmed that personal data transfers from the UK to the EU remain free flowing. Given this robust new legislative framework and the nascent jurisprudence developing in our wake, we face considerable uncertainty as to the correct interpretation and implementation of the GDPR requirements and may be unsuccessful in implementing all technical and organizational measures required by data protection authorities or courts.

In addition to the direct applicability of the GDPR per se, national laws of EU Member States are also in the process of being adapted to the requirements of the GDPR, notably in areas where the GDPR gives leeway to EU Member States to fill in the gaps-thereby implementing national laws which may partially deviate from the GDPR and impose different obligations from country to country, so that we cannot expect to operate in a uniform legal landscape in the EU. Thus, in the field of handling genetic data for instance, the GDPR specifically allows national laws to impose additional and more specific requirements or restrictions, and European laws have historically differed quite substantially in this field, leading to additional uncertainty.

We must also ensure that we maintain adequate safeguards to enable the transfer of personal data outside of the EEA in compliance with European data protection laws, in particular to the United States. The EU-U.S. and the Swiss-U.S. Privacy Shield frameworks allowed U.S. companies that self-certify to the U.S. Department of Commerce and publicly commit to comply with specified requirements to import personal data from the EU and Switzerland. In 2020, the Court of Justice of the EU (“ESJ”) invalidated the EU-U.S. Privacy Shield, which was one of the primary mechanisms used by U.S. companies to import personal information from Europe in compliance with the GDPR’s cross-border data transfer restrictions, and raised questions about whether the European Commission’s Standard Contractual Clauses, or SCCs, one of the primary alternatives to the Privacy Shield, can lawfully be used for personal information transfers from Europe to the United States or most other countries. Similarly, the Swiss Federal Data Protection and Information Commissioner has opined that the Swiss-U.S. Privacy Shield is inadequate for transfers of data from Switzerland to the U.S., and the UK Information Commissioner’s Office has stated that the Privacy Shield framework is inadequate for transfers from the UK to the U.S. The ECJ ruled that transfers made pursuant to the SCCs need to be assessed on a case-by-case basis to ensure the law in the recipient country provides “essentially equivalent” protections to safeguard the transferred personal data as the EU, and required businesses to adopt supplementary measures if such standard is not met.

On March 25, 2022, the European Commission and the U.S. announced to have reached a political agreement on a new “Trans-Atlantic Data Privacy Framework”, which will replace the invalidated Privacy Shield and on December 13, 2022, the EC published a draft adequacy decision on the Trans-Atlantic Data Privacy Framework.

On June 4, 2021, the European Commission issued new forms of SSCs for data transfers from controllers or processors in the EEA (or otherwise subject to the GDPR) to controllers or processors established outside the EEA. The new form of SCCs account for the CJEU’s decision and other developments, and need to be put in place for new contracts involving the transfer of personal data from the EU to a third country since September 27, 2021, and incorporated into existing contracts since December 27, 2022. The new standard contractual clauses do not apply to the U.K., but the U.K. Information Commissioner’s Office has published its own transfer mechanism, the International Data Transfer Agreement (“U.K. IDTA”), which entered into force on 21 March 2022, and enables data transfers originating from the U.K. It requires a similar assessment of the data protection provided in the importer’s country. The U.K. IDTA needs to be concluded in new contracts involving the transfer of personal data from the U.K. since 22 September 2022. The new standard contractual clauses may impact our business as companies based in Europe and in the United States may be reluctant to utilize the new clauses to legitimize transfers of personal information to third countries given the burdensome requirements of transfer impact assessments and the substantial obligations that the new standard contractual clauses impose upon exporters. If we are investigated by a European or UK data protection authority, we may face fines and other penalties. Any such investigation or charges by European or UK data protection authorities could have a negative effect on our existing business and on our ability to attract and retain new clients or pharmaceutical partners. We may also experience hesitancy, reluctance, or refusal by European or multi-national clients or pharmaceutical partners to continue to use our products due to the potential risk exposure as a result of the current (and, in particular, future) data protection obligations imposed on them by certain data protection authorities in interpretation of current law, including the GDPR. Such clients or pharmaceutical partners may also view any alternative approaches to compliance as being too costly, too burdensome, too legally uncertain, or otherwise objectionable and therefore decide not to do business with us. Any of the foregoing could materially harm our business, prospects, financial condition, and results of operations.

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

We rely and will continue to rely on collaborative partners regarding the development of our research programs and any product candidates.

We are and expect to continue to be dependent on collaborations with partners relating to the development and commercialization of our existing and future research programs and product candidates. We had, have and will continue to have discussions on potential partnering opportunities with various pharmaceutical and medical device companies. If we fail to enter into or maintain collaborative agreements on reasonable terms or at all, our ability to develop our existing or future research programs and any future product candidates could be delayed, the commercial potential of our research programs and products could change, and our costs of development and commercialization could increase.

Our dependence on collaborative partners subjects it to a number of risks, including, but not limited to, the following:

•	We may not be able to control the amount or timing of resources that collaborative partners devote to our research programs and any of our product candidates;

•	We may be required to relinquish significant rights, including intellectual property, marketing and distribution rights;

•

We rely on the information and data received from third parties regarding our research programs and any of our product candidates and will not have control of the process conducted by the third party in gathering and composing such data and information. We may not have formal or appropriate guarantees from our contract parties with respect to the quality and the completeness of such data;

•	A collaborative partner may develop a competing product either by itself or in collaboration with others, including one or more of our competitors;

•

Our collaborative partners’ willingness or ability to complete their obligations under our collaboration arrangements may be adversely affected by business combinations or significant changes in a collaborative partner’s business strategy; and/or

•

We may experience delays in, or increases in the costs of, the development of our research programs and any product candidates due to the termination or expiration of collaborative research and development arrangements.

If we, or our licensing partners, initiate any clinical development programs, we or our licensing partners will rely on third parties to conduct, supervise and monitor such clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we or our licensing partners may not be able to obtain regulatory approval for or commercialize any product candidates and our business could be substantially harmed.

We or our licensing partners will rely on clinical research organizations, or CROs, clinical investigators and clinical trial sites to ensure any future clinical trials are conducted properly and on time. Even if we, or our licensing partners, have agreements in place governing their activities, we or our licensing partners will have limited influence over their actual performance. We or our licensing partners will control only certain aspects of the CROs’ activities. Nevertheless, we or our licensing partners will be responsible for ensuring that each of our product candidate clinical trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and reliance on these third parties does not relieve us or our licensing partners of our or their regulatory responsibilities.

We or our licensing partners and these third parties are required to comply with the FDA’s GCPs for conducting, recording and reporting the results of clinical trials to assure that the data and reported results are credible and accurate and that the rights, integrity and confidentiality of clinical trial participants are protected. The FDA, the Competent Authorities of the Member States of the EEA, and comparable foreign regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and clinical trial sites. If we, our licensing partners or these third parties fail to comply with applicable GCPs, the clinical data generated in any future clinical trials we or our licensing partners conduct may be deemed unreliable and the FDA, the EMA, or other foreign regulatory authorities may require us to perform additional clinical trials before approving any marketing applications. Upon inspection, the FDA may determine that such clinical trials did not comply with GCPs. In addition, our or our licensing partners’ future clinical trials will require a sufficient number of test subjects to evaluate the safety and effectiveness of any product candidates. Accordingly, if our or our licensing partners’ CROs fail to comply with these regulations or fail to recruit a sufficient number of patients, we or our licensing partners may be required to repeat such clinical trials, which would delay the regulatory approval process.

These third parties are not our nor our licensing partners’ employees, and we and our licensing partners are therefore unable to directly monitor whether or not they devote sufficient time and resources to our or our licensing partners’ clinical and preclinical programs. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other product development activities that could harm our competitive position. If these third parties do not successfully carry out their contractual duties or obligations, fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to the clinical protocols or regulatory requirements, or for any other reasons, our or our licensing partners’ clinical trials may be extended, delayed or terminated, and we or our licensing partners may not be able to obtain regulatory approval for, or successfully commercialize, the product candidates. If any such event were to occur, our financial results and the commercial prospects for our product candidates would be harmed, our costs could increase, and our ability to generate revenues could be delayed.

If any of our relationships with these third-party CROs terminate, we or our licensing partners may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms. Further, switching or adding additional CROs involves additional costs and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which could materially impact our or our licensing partners’ ability to meet desired clinical development timelines. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

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

Since the beginning of the COVID-19 pandemic, several vaccines for COVID-19 were granted Emergency Use Authorization by the FDA and a number of those later received marketing approval. The resultant demand for vaccines and potential for manufacturing facilities and materials to be commandeered under the Defense Production Act of 1950, or equivalent foreign legislation, may make it more difficult to obtain materials or manufacturing slots for the products needed for any future clinical trials, which could lead to delays in these trials.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent protection for any products we develop and for our technology, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to commercialize any product candidates we may develop, and our technology may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our product candidates, their respective components, formulations, combination therapies, methods used to manufacture them and methods of treatment and development that are important to our business. If we do not adequately protect our intellectual property rights, competitors may be able to erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability. To protect our proprietary position, we file patent applications in the United States and abroad related to our novel product candidates that are important to our business; we may in the future also license or purchase patent applications filed by others. If we are unable to secure or maintain patent protection with respect to our technology and any proprietary products and technology we develop, our business, financial condition, results of operations, and prospects could be materially harmed.

If the scope of the patent protection we or our potential licensors obtain is not sufficiently broad, we may not be able to prevent others from developing and commercializing technology and products similar or identical to ours. The degree of patent protection we require to successfully compete in the marketplace may be unavailable or severely limited in some cases and may not adequately protect our rights or permit us to gain or keep any competitive advantage. We cannot provide any assurances that any of our patents have, or that any of our pending patent applications that mature into issued patents will include, claims with a scope sufficient to protect any product candidates or otherwise provide any competitive advantage. In addition, to the extent that we license intellectual property in the future, we cannot assure you that those licenses will remain in force. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Furthermore, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed (21 years if first filed as a provisional application). Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized.

Even if they are unchallenged, our patents and pending patent applications, if issued, may not provide us with any meaningful protection or prevent competitors from designing around our patent claims to circumvent our patents by developing similar or alternative technologies or therapeutics in a non-infringing manner. For example, a third party may develop a competitive therapy that provides benefits similar to one or more of our product candidates but that uses a formulation and/or a device that falls outside the scope of our patent protection. If the patent protection provided by the patents and patent applications we hold or pursue with respect to our product candidates is not sufficiently broad to impede such competition, our ability to successfully commercialize our product candidates could be negatively affected, which would harm our business. We currently own or have exclusively in-licensed all of our patents or patent applications. Similar risks would apply to any patents or patent applications that we may own and those which we may license in the future. In many cases, in-licensed intellectual property is at greater risk, as we may not have access to all information or to prosecution and other aspects of the acquisition, maintenance and enforcement of the in-licensed intellectual property.

Patent positions of life sciences companies can be uncertain and involve complex factual and legal questions. No consistent policy governing the scope of claims allowable in the fields of antibodies and radiopharmaceuticals has emerged in the United States. The scope of patent protection in jurisdictions outside of the United States is also uncertain. Changes in either the patent laws or their interpretation in any jurisdiction that we seek patent protection may diminish our ability to protect our inventions, maintain and enforce our intellectual property rights; and, more generally, may affect the value of our intellectual property, including the narrowing of the scope of our patents and any that we may license.

The patent prosecution process is complex, expensive, time-consuming and inconsistent across jurisdictions. We may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent rights at a commercially reasonable cost or in a timely manner. In addition, we may not pursue or obtain patent protection in all relevant markets. It is possible that we will fail to identify important patentable aspects of our research and development efforts in time to obtain appropriate or any patent protection. While we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development efforts, including for example, our employees, corporate collaborators, external academic scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby endangering our ability to seek patent protection. In addition, publications of discoveries in the scientific and scholarly literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not until issuance as a patent. Consequently, we cannot be certain that we were the first to file for patent protection on the inventions claimed in our patents or pending patent applications.

The issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Further, the scope of the invention claimed in a patent application can be significantly reduced before the patent is issued, and this scope can be reinterpreted after issuance. Even where patent applications we currently own, license, or that we may license in the future issue as patents, they may not issue in a form that will provide us with adequate protection to prevent competitors or other third parties from competing with us, or otherwise provide us with a competitive advantage. Any patents that eventually issue may be challenged, narrowed or invalidated by third parties. Consequently, we do not know whether any of our product candidates will be protectable or remain protected by valid and enforceable patent rights. Our competitors or other third parties may be able to evade our patent rights by developing alternative technologies or products in a non-infringing manner.

The issuance or grant of a patent is not irrefutable as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim. There also may be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. We may in the future, become subject to a third-party pre-issuance submission of prior art or opposition, derivation, revocation, re-examination, post-grant and inter partes review, or interference proceeding and other similar proceedings challenging our patent rights or the patent rights of others in the U.S. Patent and Trademark Office, or the USPTO, or other foreign patent office. An unfavorable determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or extinguish our ability to manufacture or commercialize products without infringing third-party patent rights.

In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. Moreover, some of our owned and in-licensed patents and patent applications are, and may in the future be, co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we or our licensors may need the cooperation of any such co-owners of our owned and in-licensed patents in order to enforce such patents against third parties, and such cooperation may not be provided to us or our licensors. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

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

These agreements impose numerous obligations, such as diligence and payment obligations. Our licenses may be terminated if we are unable to meet the payment obligations under the agreements (notably if we are unable to obtain additional financing).

We are generally also subject to all of the same risks with respect to protection of intellectual property that we license, as we are for intellectual property that we own, which are described below. If we or our licensors fail to adequately protect this intellectual property, our ability to commercialize products could suffer.

If we fail to comply with our obligations under our patent licenses with third parties, we could lose license rights that are important to our business.

We are a party to license agreements with Dartmouth College and Horizon Discovery and others, pursuant to which we in-license key patent and patent applications for use in one or more of our product candidates. These existing licenses impose various diligence, milestone payment, royalty, insurance and other obligations on us. If we fail to comply with these obligations, the licensors may have the right to terminate the licenses, in which event we would not be able to develop or market the products covered by such licensed intellectual property.

We rely on certain of our licensors to file and prosecute patent applications and maintain patents and otherwise protect the intellectual property we license from them and may continue to do so in the future. We have limited control over these activities or any other intellectual property that may be related to our in-licensed intellectual property. For example, we cannot be certain that such activities by these licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. We have limited control over the manner in which our licensors initiate an infringement proceeding against a third-party infringer of the intellectual property rights, or defend certain of the intellectual property that is licensed to us. It is possible that any licensors’ infringement proceeding or defense activities may be less vigorous than had we conducted them ourselves.

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

We currently have issued patents and patent applications directed to our potential future product candidates and medical devices, and we anticipate that we will file additional patent applications in several jurisdictions, including several EU countries and the United States, as appropriate.

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

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations or could otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.

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

Cyber-attacks are increasing in frequency, sophistication, and intensity, and opportunistically in response to the implementation of remote working arrangements in the context of COVID-19. These cyber-attacks are made by groups and individuals with a wide range of expertise and motives (including, but not limited to, industrial espionage). Cyber-attacks could include the deployment of harmful malware, denial of service attacks, worms, social engineering, including phishing, smishing, vishing, impersonation, and other means to collect user credentials, access systems, affect service reliability and threaten data confidentiality, integrity, and availability.

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

Issued patents covering our potential future product candidates could be found invalid or unenforceable if challenged in court or before relevant authority.

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

Changes in U.S. and foreign patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

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

Our European patents and patent applications could be challenged in the recently created Unified Patent Court (UPC) for the European Union, that is expected to be fully ratified in 2023. We may decide to opt out our European patents and patent applications from the UPC. However, if certain formalities and requirements are not met, our European patents and patent applications could be challenged for non-compliance and brought under the jurisdiction of the UPC. We cannot be certain that our European patents and patent applications will avoid falling under the jurisdiction of the UPC, if we decide to opt out of the UPC. Under the UPC, a granted European patent would be valid and enforceable in numerous European countries. A successful invalidity challenge to a European patent under the UPC would result in loss of patent protection in those European countries. Accordingly, a single proceeding under the UPC could result in the partial or complete loss of patent protection in numerous European countries, rather than in each validated European country separately as such patents always have been adjudicated. Such a loss of patent protection could have a material adverse impact on our business and our ability to commercialize our technology and product candidates and, resultantly, on our business, financial condition, prospects and results of operations.

We have limited foreign intellectual property rights and may not be able to protect our intellectual property rights throughout the world.

Certain of our key patent families have been filed in the United States; however, we have less robust intellectual property rights outside the United States, and, in particular, we may not be able to pursue patent coverage of our product candidates in certain countries outside of the United States. Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States may be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. The breadth and strength of our patents issued in foreign jurisdictions or regions may not be the same as the corresponding patents issued in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to certain territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Most of our patent portfolio is at the very early stage. We will need to decide whether and in which jurisdictions to pursue protection for the various inventions in our portfolio prior to applicable deadlines.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protections, particularly those relating to drug and biopharmaceutical products. This difficulty with enforcing patents could make it difficult for us to stop the infringement of our patents or marketing of competing products otherwise generally in violation of our proprietary rights. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, put our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We generally enter into confidentiality and intellectual property assignment agreements with our employees, consultants, and contractors. These agreements generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, those agreements may not be honored and may not effectively assign intellectual property rights to us. Moreover, there may be some circumstances, where we are unable to negotiate for such ownership rights. Disputes regarding ownership or inventorship of intellectual property can also arise in other contexts, such as collaborations and sponsored research. If we are subject to a dispute challenging our rights in or to patents or other intellectual property, such a dispute could be expensive and time-consuming. If we were unsuccessful, we could lose valuable rights in intellectual property that we regard as our own.

The intellectual property landscape around our potential product candidates is crowded, and third parties may initiate legal proceedings alleging that we are infringing, misappropriating, or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business. We are aware of certain third-party patents and third-party patent applications in this landscape that may, if issued as patents, be asserted to encompass our technology.

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

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of our competitors or are in breach of non-competition or non-solicitation agreements with our competitors.

Many of our employees were previously employed at other biotechnology and pharmaceutical companies, including our competitors or potential competitors, in some cases until recently. We may be subject to claims that we or our employees have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of these former employers or competitors. In addition, we may in the future be subject to claims that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. If our defense to those claims fails, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Any litigation or the threat thereof may adversely affect our ability to hire employees. A loss of key personnel or their work product could hamper or prevent our ability to commercialize product candidates, which could have an adverse effect on our business, financial condition and results of operations.

If we do not obtain patent term extension and data exclusivity for any product candidates, our business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of any potential future product candidates, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply for a patent extension within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we believe we are entitled to, our competitors may obtain approval of competing products sooner than we would expect, and our business, financial condition, results of operations, and prospects could be materially harmed.

Risks Related to Our Organization, Structure and Operation

Our licensing partners are subject to high standards of manufacturing in accordance with cGMPs and other manufacturing regulations. Complying with these requirements will require them to expend significant time, money and effort and any failure to comply could have an adverse effect on our business.

Our current or future licensing partners must continuously adhere to cGMPs and corresponding manufacturing regulations of Competent Authorities. In complying with these regulations, our licensing partners must expend significant time, money and effort in the areas of design and development, testing, production, record-keeping and quality control to assure that the products meet applicable specifications and other regulatory requirements. Their failure to comply with these requirements could result in an enforcement action against them, including the seizure of products and shutting down of production. Our licensing partners may also be subject to audits by the Competent Authorities. If any of our licensing partners fail to comply with cGMPs or other applicable manufacturing regulations, our ability to develop and commercialize the products could suffer significant interruptions, which could have an adverse effect on our business.

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

Subsidies received from the Region are dedicated to funding research programs and patent applications and are not refundable. We own the intellectual property rights which result from the research programs or with regard to a patent covered by a subsidy. Subject to certain exceptions, however, we cannot grant to third parties, by way of license, transfer or otherwise, any right to use the patents or research results without the prior consent of the Region. In addition, certain subsidies require that we exploit the patent in the countries where the protection was granted and to make an industrial use of the underlying invention. In case of bankruptcy, liquidation or dissolution, the rights to the patents covered by the patent subsidies will be assumed by the Region by operation of law unless the subsidy is reimbursed. Furthermore, we would lose our qualification as a small or medium-sized enterprise, the patent subsidies will terminate, and no additional expenses will be covered by such patent subsidies. In 2022 and beyond, we will be required to make exploitation decisions on our remaining outstanding RCA related to the CAR T platform.

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

Management identified no material weakness as of December 31, 2022. See “Item 15—Controls and Procedures” of this Annual Report for further discussion of management’s assessment of the effectiveness of our internal control over financial reporting. Section 404 of the Sarbanes-Oxley Act requires that we include a report of management on our internal control over financial reporting in our Annual Report on Form 20-F.

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

We may not be able to maintain compliance with the continued listing requirements of NASDAQ, or may choose to delist from the NASDAQ Global Market, which could negatively affect the liquidity and trading prices of our ordinary shares.

Our ADSs are listed on the Nasdaq Global Market. In order to maintain that listing, we must satisfy minimum financial and other requirements including, without limitation, a requirement that our closing bid price must not fall below $1.00 per ADS for 30 consecutive business days. In the event that it was necessary to regain compliance with this closing bid price requirement, we would be permitted 180 days in which to do so and would need to demonstrate that we had maintained a closing bid price of a minimum of $1.00 per ADS for 10 consecutive business days. In the event that we were unable to regain compliance during this initial 180 day period, or a possible further 180 day period, we may need to implement reverse stock splits or change the ratio of ADSs to ordinary shares or take other measures in order to regain compliance with this closing bid price requirement. If we fail to continue to meet all applicable continued listing requirements for Nasdaq in the future and Nasdaq determines to delist our ADSs,

We may also consider voluntarily delisting our ADSs from the NASDAQ Stock Market by filing a Form 25 with the Securities and Exchange Commission. Therefore, our ADSs would be delisted from the NASDAQ Global Market. Following such delisting, we may also deregister our ADSs under the Exchange Act and become a non-reporting company under the Exchange Act by filing a Form 15, Notice of Termination of Registration and Suspension of Duty to File, to terminate its reporting obligations under the Exchange Act. If we were to file a Form 15, our obligation to file reports would be suspended. Delisting and deregistration of the Company’s ADSs could negatively affect the liquidity and trading prices of our ordinary shares.

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

Unsuccessful management of environmental, social and governance matters could adversely affect our reputation and we may experience difficulties to meet the expectations of our stakeholders.

Companies are increasingly expected to behave in a responsible manner on a variety of environmental, social and governance (ESG) matters, by governmental and regulatory authorities, counterparties such as vendors and suppliers, customers, investors, the public at large and others. This context, driven in part by a rapidly changing regulatory framework, is raising new challenges and influencing strategic decisions that companies must take if they wish to optimize their positive impact and mitigate their negative impact on ESG matters. Furthermore, this increased focus on sustainability may result in new laws, regulations and requirements that could cause disruptions in or increased costs associated with our business.

We may be unable to meet the ever more demanding criteria used by rating agencies in their ESG assessments process, leading to a downgrading in our rating. Financial investments in companies which perform well in ESG assessments are increasingly popular, and major institutional investors have made known their interest in investing in such companies. Moreover, despite the voluntary nature of such efforts, we may receive pressure from external sources, such as lenders, investors or other groups, to adopt more aggressive climate or other ESG-related initiatives; however, we may not agree that such initiatives will be appropriate for our business, and we may not be able to implement such initiatives because of potential costs or technical or operational obstacles. Depending on ESG assessments and on the rapidly changing views on acceptable levels of action across a range of ESG topics from investors, we may be unable to meet society’s or investors’ expectations, our reputation may be harmed, we may face increased compliance or other costs and demand for securities issued by us and our ability to participate in the debt and equity markets may decrease.

Risks Related to Our Financial Position and Need for Capital

We have incurred net losses in each period since our inception and anticipate that we will continue to incur net losses in the future.

We are not profitable and have incurred losses in each period since our inception. For the years ended December 31, 2022, 2021 and 2020, we incurred a loss for the year of €40.9 million, €26.5 million and €17.2 million, respectively. As of December 31, 2022, we had an accumulated deficit of €349.9 million. We expect this accumulated deficit to increase as we continue to incur significant research and development and other expenses related to our ongoing operations. Consequently, our net assets decreased and the Board of Directors was required to comply with the Article 7:228 of the Belgian Code on Companies and Associations from the date of our financial statements for the year ended December 31, 2022. Per Article 7:228, if a company’s net assets have dropped below half of its share capital, then a shareholders’ meeting must be convened within two months after the date on which such loss was (or should have been) determined, which will determine whether the company will continue to exist or be wound up. In March 2023, the Board of Directors acknowledged that our net assets have fallen below half of our share capital. We are therefore complying with the Article 7:228, and a shareholders’ meeting shall be convened within two months from the date of this annual report in order to decide on our continuity or winding up. We can provide no assurance that shareholders will approve our proposal to continue operations that we plan to put forth at this meeting.

Our main assets are intellectual property rights concerning technologies that have not led to commercialization of any product. We have never been profitable and have never commercialized any products.

Even if we succeed in commercializing one or more of any future product candidates, we will continue to incur losses for the foreseeable future relating to our substantial research and development expenditures to develop our technologies. We anticipate that our expenses will increase substantially if and as we:

•	Commence and perform research and development and related regulatory activities for any future product candidates;

•	Initiate preclinical studies of any new product candidates;

•	Make milestone or other payments under any in-license agreements;

•	Maintain, protect and expand our intellectual property portfolio; and

•	Maintain and upgrade internal controls.

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

Our operations have required substantial amounts of cash since inception. In 2022, we decided implemented a strategic shift from an organization focused on clinical development to one prioritizing R&D discovery and the monetization of its intellectual property (IP) portfolio through partnerships, collaborations and license agreements. In that framework, we decided to discontinue the clinical development of our product candidates, including our clinical trials for CYAD-211, CYAD-101 and CYAD-02. We expect to continue spending substantial amounts to implement our activities.

As of December 31, 2022, the Company had cash and cash equivalents of €12.4 million and no short-term investments.

Based on our current scope of activities, we estimates that our cash and cash equivalents as of December 31, 2022 should be sufficient to fund operating expenses and capital expenditure requirements into the fourth quarter of 2023.

However, changing circumstances may cause us to increase our spending significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control.

The achievement of milestones (R&D, scientific, clinical, regulatory, business) will trigger payment obligations towards Celdara, Dartmouth and Horizon, which will negatively impact our profitability and may require material additional funding.

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

We may not be able to reimburse such funding under the terms of the agreements or such reimbursement may jeopardize the funding of our clinical and scientific activities

Our ability to raise additional funds will depend on financial, economic and market conditions and other factors, over which we may have no or limited control, including the current geopolitical tension and military conflict between Russia and Ukraine, and we cannot guarantee that additional funds will be available to it when necessary, on commercially acceptable terms, if at all. If the necessary funds are not available, we may need to seek funds through collaborations and licensing arrangements, which may require us to reduce or relinquish significant rights to our research programs and product candidates, to grant licenses on our technologies to partners or third parties or enter into new collaboration agreements, the terms could be less favorable to us than those we might have obtained in a different context. If adequate funds are not available on commercially acceptable terms when needed, we may be forced to delay, reduce or terminate the development or commercialization of all or part of our research programs or product candidates or we may be unable to take advantage of future business opportunities.

Our net losses and significant cash used in operating activities have raised doubt regarding our ability to continue as a going concern.

We have a limited operating history and have experienced net losses and significant cash used in operating activities in each period since inception. We expect to continue to incur net losses and have significant cash outflows for at least the next year. As of December 31, 2022, we had cash and cash equivalents of €12.4 million and no short-term investments and an accumulated deficit of €349.9 million.

Our cash and cash equivalents and accumulated deficit, among other factors, raise doubt about our ability to continue as a going concern. Our inability to continue as a going concern could materially limit our ability to raise additional funds through the issuance of new debt or equity securities or otherwise. Future reports on our financial statements may also include an explanatory paragraph with respect to our ability to continue as a going concern. We have not been profitable since inception, and it is possible we will never achieve profitability. There is no substantial source of revenues, much less profits, to sustain our present activities, and there can be no assurance as to when substantial revenues will likely be available, an outcome which may not occur.

Based on our current level of operating expenditures, we expect our cash position as of December 31, 2022, to be able to fund our operations into the fourth quarter of 2023 but we will require significant additional cash resources to launch new development phases of existing projects in our pipeline. In addition, this period could be shortened if there are any significant increases in planned spending on development programs or more rapid progress of development programs than anticipated. Other financing may not be available when needed to allow us to continue as a going concern. The perception that we may not be able to continue as a going concern may cause others to choose not to deal with us due to concerns about our ability to meet our contractual obligations.

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

As of December 31, 2022, we had cash and cash equivalents of €12.4 million and no short-term investments. We historically have invested substantially all of our available cash and cash equivalents in corporate bank accounts. Pending their use in our business, we may invest the net proceeds of our global offerings in investments that may include corporate bonds, commercial paper, certificates of deposit and money market funds. These investments may be subject to general credit, liquidity, and market and interest rate risks. We may realize losses in the fair value of these investments or a complete loss of these investments, which would have a negative effect on our financial statements.

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

There are several provisions of Belgian company law and certain other provisions of Belgian law, such as the obligation to disclose important shareholdings and merger control, which may apply to us and which may make an unfriendly tender offer, merger, change in management or other change in control, more difficult. These provisions could discourage potential takeover attempts that third parties may consider and thus deprive the shareholders of the opportunity to sell their shares at a premium (which is typically offered in the framework of a takeover bid).

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

In the event of an increase in our share capital in cash, holders of shares are generally entitled to full pre-emption rights unless these rights are excluded or limited either by a resolution of the general meeting, or by a resolution of the Board of Directors (if the Board of Directors has been authorized by the general meeting in the articles of association to increase the share capital in that manner). Certain holders of shares outside Belgium or France may not be able to exercise pre-emption rights unless local securities laws have been complied with. In particular, U.S. holders of the shares may not be able to exercise pre-emption rights unless a registration statement under the Securities Act is declared effective with respect to the shares issuable upon exercise of such rights or an exemption from the registration requirements is available. We do not intend to obtain a registration statement in the U.S. or to fulfil any requirement in other jurisdictions (other than Belgium and France) in order to allow shareholders in such jurisdictions to exercise their pre-emptive rights (to the extent not excluded or limited).

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

Based on our past and current projections of our income and assets, we do not expect to conclude that we were a PFIC for the taxable year ended December 31, 2022. A separate factual determination as to whether we are or have become a PFIC must be made each year (after the close of such year). For purposes of the PFIC asset test, the value of our assets will generally be determined by reference to our market capitalization. Since our projections may differ from our actual business results and our market capitalization and value of our assets may fluctuate substantially, we cannot assure you that we were not a PFIC for our taxable year ended December 31, 2022 and that we will not be or become a PFIC in the current taxable year or any future taxable year. Our status as a PFIC also depends on the interpretation of the rules governing the PFIC income and asset tests, which are subject to uncertainty (including with respect to the characterization of income from government grants, for which direct legal authority does not exist). Each U.S. holder is strongly urged to consult his, her or its tax advisor regarding the application of these rules and the availability of any potential elections.

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

As a non-accelerated filer, we are not required to comply with the auditor attestation requirements of the Sarbanes-Oxley Act.

We are a non-accelerated filer under the Exchange Act and we are not required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002. Therefore, our internal controls over financial reporting will not receive the level of review provided by the process relating to the auditor attestation included in annual reports of issuers that are subject to the auditor attestation requirements. In addition, we cannot predict if investors will find our ordinary shares less attractive because we are not required to comply with the auditor attestation requirements. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and the trading price for our ordinary shares may be negatively affected.

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

In accordance with Belgian law, we have elected to have double voting rights attach to each fully paid-up ordinary share of companies listed on a regulated market (such as the Euronext Brussels and Euronext Paris, where our ordinary shares are listed) that is held of record in the name of the same shareholder for a period of at least two consecutive years. However, under Belgian law, non-registered ordinary shares in the form of ADSs, and dematerialized shares, are not eligible for double voting rights. To our knowledge, among our significant shareholders, double voting rights currently only attach to 2,368,025 ordinary shares as of December 31, 2022, including to the 2,295,701 shares of Tolefi SA.

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

We are a Belgian public limited liability company Less than a majority of the members of our Board of Directors and members of our Executive Committee are residents of the United States. All or a substantial portion of the assets of such non-resident persons and most of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process upon such persons or on us or to enforce against them or us a judgment obtained in U.S. courts. Original actions or actions for the enforcement of judgments of U.S. courts relating to the civil liability provisions of the federal or state securities laws of the United States are not directly enforceable in Belgium.

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

A. History and Development of the Company

Our legal and commercial name is Celyad Oncology SA. On June 10, 2020, we rebranded Celyad SA as Celyad Oncology SA to better reflect our ambition to pioneer CAR T-cell therapies for cancer and more accurately reflect our team’s expertise in developing innovative cell therapies against cancer. We are a limited liability company incorporated in the form of a naamloze vennootschap/société anonyme under Belgian law. We are registered with the Register of Legal Entities (RPM Nivelles) under the enterprise number 891.118.115. We were incorporated in Belgium on July 24, 2007, for an unlimited duration. Our fiscal year ends December 31.

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

Our actual capital expenditures related to Property, Plant and Equipment, excluding the impact of recognition of right of use assets for the years ended December 31, 2020, 2021 and 2022, amounted to €0.2 million, €0.3 million and €0.1 million, respectively. These capital expenditures primarily consisted of the acquisition of laboratory equipment and the refurbishment of research and development laboratories located in Belgium. The Company expects its capital expenditures to increase in absolute terms in the near term as the Company continues to advance its research and development programs and will relocate its corporate offices in another location in Belgium through the year 2023.

The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Celyad Oncology SA, that file electronically with the SEC.

B. Business Overview

We are a biotechnology company focused on the discovery and development of innovative technologies for chimeric antigen receptor T-cell (CAR T) therapies. Our goal is to discover and develop proprietary technology platforms to support the development of next-generation CAR T-cell therapy candidates. The Company is focusing on opportunities to fully harness the true potential of its proprietary technology platforms and intellectual property.

Over the past decades, immunotherapy has become an important treatment option for cancer indications. Within the field of immuno-oncology, chimeric antigen receptor (CAR) T-cell therapy is emerging as a realistic treatment paradigm for patients with advanced disease.

Our differentiated strategy includes the development of technologies and platforms to tackle the current major limitations of CAR T-cell therapies.

Allogeneic cell therapy

The majority of CAR T-cell therapies in clinical testing worldwide, including the marketed products, are autologous in nature which means that CAR T-cells are derived from the patients themselves, by collection of the patient’s immune cells in the blood through a process called leukapheresis, and are then engineered and reintroduced back into the patient via intravenous infusion. Autologous approaches thereby come with a lag time (weeks to months) between collection of the patient’s T-cells and infusion of the CAR T-cell product. Since the patients are of varying age and clinical history, the quality of the initial apheresis product varies and this likely contributes to major variance in the quality of the final product. Moreover, there is a logistical challenge in shipping cells from the medical center to the cell production facilities which means that patients with advanced diseases have a significant possibility of disease progression before they receive the CAR T-cells.

Allogeneic CAR T-cells are prepared in advance from healthy donors and are stored frozen until a patient requires treatment. Hence, allogeneic CAR T-cells are available when required and lack the inherent variability of autologous CAR T-cells. Whilst attractive, the main downside of the allogeneic approach is potential life-threatening toxicity in the form of graft-versus-host disease (“GvHD”) that is mediated by the recognition of patient tissues by the T-cell receptor (“TCR”) present on the allogeneic CAR T-cells. At the center of allogeneic CAR T-cell therapy, the goal is then to eliminate or blunt the signaling of the TCR through engineering with a specific technology. By reducing the signaling of the TCR, the engineered allogeneic CAR T-cells fail to recognize the patient’s healthy tissue as foreign, which avoids GvHD.

Of late, gene-editing technology has enabled the genome-level ablation of components of the TCR thereby enabling banks of allogeneic CAR T-cells lacking GvHD potential to be produced and these are now moving into clinical testing in B-cell malignancies with some preliminary success. However, off-target editing remains a concern to developers and regulators while the practical hurdles to deliver a gene-edited T-cell product are significant including the availability of specific clinical grade reagents and manufacturing strategies in place to enrich the edited T-cells.

Over the past few years, as the CAR T landscape has shifted towards pursuing off-the-shelf approaches, we have continued to steadily progress our allogeneic CAR T-cell franchise and programs by exploring two proprietary, non-gene edited technologies to target the TCR complex: the TIM which has been validated in the clinic with CYAD-101 and the shRNA which has been validated in the clinic with CYAD-211.

Targets for broad indications

As of the date of this Annual Report, six autologous CAR T-cells specific for the cluster of differentiation 19 (CD19) or for the B-cell maturation antigen (BCMA) are approved in the United States and in Europe. In addition, one CD19-specific CAR T-cell product is approved in China, and one CD19-specific CAR T-cell product has received authorization in Spain under the “hospital exemption” approval pathway, for a total of eight approved CAR T-cell products as of today. All of them aim to treat a very limited number of B-cell malignancies in which those approaches have shown durable clinical benefit. However, for other malignancies, CAR T-cell therapy has yet to show similar clinical efficacy. The paucity of specific tumor antigens expressed broadly on tumor cells but not on healthy cells, and the strong immunosuppressive and complex microenvironment characterizing the large majority of cancer indications, have limited the success of those approaches to other indications.

In addition, an inherent downside of CAR T-cells targeting a single antigen is that cells not expressing the antigen will not be targeted, which may lead to resistance or relapse after a first response of short duration. Moreover, by applying selective pressure, loss of target antigen expression can occur, also eventually resulting in relapse. Subsequent rescue by administration of CAR T-cells with different antigen-specificity indicates that those tumor cells are still sensitive to CAR T treatment and points towards a multi-target strategy.

We have developed several CAR T-cell product candidates that were based on NKG2D, a receptor expressed on natural killer (NK) and T-cells, that binds to eight stress-induced ligands broadly expressed on tumor cells across most solid tumors and hematological malignancies. Two autologous product candidates, CYAD-01 and CYAD-02, and an allogeneic counterpart of CYAD-01, CYAD-101, were evaluated in clinical studies between 2016 and 2022. All collected data have shown a tolerable safety profile and has demonstrated some levels of clinical activity in acute myeloid leukemia, myelodysplastic syndrome and colorectal cancer patients.

Persistence, activity and infiltration of CAR T-cells

Unlike B-cell malignancies, solid cancers, and some hematological indications, sculpt a tumor microenvironment (TME) that not only restricts lymphocyte trafficking and access to the entire mass of the tumor, but also downregulates the activity, expansion and persistence of the CAR T-cells at the tumor site. The TME represents an intricate cellular and molecular immunosuppressive network formed by aberrant vasculature, stromal cells, immunosuppressive immune cells and extracellular matrix containing inhibitory factors and characterized by oxidative stress, nutritional depletion, acidic pH and hypoxia.

To face those challenges, additional engineering of CAR T-cells and the use of combination therapies hold the potential to endow therapeutic cell products with novel attributes necessary to overcome immunosuppressive aspects of TME.

Central to our pipeline is a cutting-edge all-in-one vector approach where we focus on using a single vector to generate CAR T-cells to simplify the design and development of our cell therapy candidates. The all-in-one vector approach encodes multiple components of the CAR construct simultaneously, including the CAR, shRNA targeting genes involved in alloreactivity, persistence, anti-tumor activity or ability to evade complex or immunosuppressive tumor microenvironments, cell selection marker to assist with the enrichment of the manufactured cells and potential therapeutic add-ons such as cytokines. This single transduction, plug and play approach to CAR T-cell development has the potential to streamline process development and manufacturing while broadening the potential applicability of our candidates.

WHAT DIFFERENTIATES CELYAD ONCOLOGY?

The level of activity in the CAR T-cell landscape across the globe has expended rapidly over the last few years. The challenges in immuno-oncology are significant. Most tumors develop undetected over years, fine tuning their capacity to resist treatment, before exploding with clinically relevant disease that rapidly overcomes standard treatment paradigms. Immune-based therapies, including CAR T therapies, are now delivering clinically relevant responses in certain, limited malignancies. The hope is that this initial clinical success with CAR T-cell therapy can be further developed to be effective against a much broader range of cancer.

Scientific progress within the field of cancer immunotherapy has led to seven CAR T-cell therapy approvals, including Kymriah (tisagenlecleucel) developed by Novartis Pharmaceuticals, Yescarta (axicabtagene ciloleucel) developed by Kite Pharma/Gilead, Tecartus (brexucabtagene autoleucel) developed by Kite Pharma/Gilead, Breyanzi (lisocabtagene maraleucel) developed by Juno Therapeutics/Celgene/Bristol Myers Squibb, Abecma (idecabtagene vicleucel) developed by Bluebird/Celgene/Bristol Myers Squibb, Carvykti (Ciltacabtagene autoleucel) developed by Legend Biotech/Janssen Biotech and Carteyva (Relmacabtagene autoleucel) developed by JW Therapeutics. While Carteyva has been approved only in China, all the other six therapies have been approved in the U.S. by the FDA and in Europe by the EMA. In addition, ARI-0001 (CART19-BE-01), developed at Hospital Clínic de Barcelona (Spain), received authorization from the Spanish Agency of Medicines and Medical Devices under the “hospital exemption” approval pathway.

These historic approvals have driven CAR T-cell funding to new heights and CAR T-cell market is expected to potentially generate substantial market value within the next five years.

Figure 1: CAR T-cell market increase

As of the date of this Annual Report, our competitors with the adoptive cell therapy landscape, including CAR Ts, TCRs and NK-based cell therapies include but is not limited to 2seventy bio, Inc., Adicet Bio, Inc, Adaptimmune Therapeutics plc, Alaunos Therapeutics Inc., Allogene Therapeutics Inc., AlloVir, Inc, Arcellx, Inc., Atara Biotherapeutics, Inc., Autolus Therapeutics plc, Beam Therapeutics Inc., Bellicum Pharmaceuticals, Inc., Caribou Biosciences, Inc., CARsgen Therapeutics Co. Ltd., Cellectis S.A., Cellular Biomedicine Group, Celularity, Inc., Century Therapeutics, Inc., CRISPR Therapeutics, Inc., Editas Medicines, Inc, Fate Therapeutics, Inc., Gracell Biotechnologies Inc., Immatics Biotechnologies GmbH, ImmunityBio, Inc., Intellia Therapeutics, Inc., Juno Therapeutics, Inc. (acquired by Celgene Corporation, in turn acquired by Bristol Myers Squibb), Kite Pharma, Inc. (acquired by Gilead Sciences, Inc.), Legend Biotech USA, Inc., Lyell Immunopharma, Inc., Medigene AG, Mustang Bio, Inc., Nkarta Therapeutics, Inc., Novartis AG, Poseida Therapeutics, Inc., Precigen, Inc., Precision Biosciences, Inc., Sana Biotechnology, Inc., SQZ Biotech, Inc., TC BioPharm Ltd., TCR2 Therapeutics, Inc., and Tmunity Therapeutics, Inc. (acquired by Kite/Gilead).

The multi billion-dollar CAR T-cell therapy market would not have been possible without the remarkable efficacy of the early CAR T therapies in treating several types of blood cancers. Ranging from small start-ups to very large companies, CAR T-cell companies are proliferating in all healthcare markets worldwide.

As stated above (see Item 4.B), all approved CAR T-cell products are directed against antigens specific for a very limited number of B-cell malignancies in which those approaches have shown durable clinical benefit. However, CAR T-cell therapy has yet to show similar clinical efficacy for other malignancies, including solid cancer indications. Moreover, all approved products are of autologous origin, which comes with a number of limitations including manufacturing and timing constraints, which are not appropriate for broad indications.

Our expertise in oncology, our proprietary technologies, and our differentiated approach to developing innovative technologies for CAR T-cell therapies is providing the tools with which to tackle some of the challenges, including the difficulty of targeting a broad array of hematological and solid tumors. Our solutions include:

1.	shRNA platform to design next-generation CAR T-cells

In 2021 and 2022, we validated the use of our proprietary shRNA technology as a novel allogeneic platform through our first shRNA-based allogeneic candidate, CYAD-211. CYAD-211 is an allogeneic BCMA-targeting CAR T-cell product candidate employing a single shRNA targeting the CD3z component of the TCR complex to prevent alloreactivity. This validation was established through clinical data generated from the IMMUNICY-1 trial evaluating CYAD-211 (see below in Item 4.B). Additionally, our shRNA technology was also incorporated in the autologous NKG2D-based CAR T-cell candidate, CYAD-02, to improve cell persistence by preventing ligand-mediated fratricide, and was validated in the clinic with data generated from the CYCLE-1 trial (see below in Item 4.B).

The initial clinical validation of the shRNA technology has provided an important milestone event for the Company. The power and versatility of the shRNA platform, including the ability to multiplex and modulate the levels of gene expression, which allows to optimize CAR T-cell features, persistence, efficacy or ability to evade complex or immunosuppressive tumor microenvironments, for both allogeneic or autologous products, continues to support its strength, value, and potential differentiation within the cell therapy landscape (see below in Item 4.B).

2.	Beyond CD19 and BCMA

We are currently developing several technologies and future CAR T-cell candidates by exploring underestimated targets including NKG2D ligands and B7-H6 (see below in Item 4.B This would allow to target a broad range of cancers including solid cancer indications and other hematological indications for which no validated target exists as of today.

In addition, we are also exploring multi-targeting approaches, which could be used to decrease risk of relapse or resistance often observed with traditional single-targeting CAR T approaches (see below in Item 4.B).

Through these approaches, we are proposing different solutions, tackling the major current limitations of CAR T-cell therapies as detailed above in Item 4.B.

More recently, a number of studies have built on the success of CAR T-cell therapy in cancer to branch out to other disease areas such as cardiometabolic disorders, autoimmune disease, fibrosis, cellular senescence and infectious pathologies. It is important to mention that the shRNA platform currently developed at Celyad Oncology, as well as the targets explored, could be eventually extended beyond cancer indications. We therefore strongly believe our differentiated strategy could pave the way to a new era of cell therapies.

OUR ACTIVITIES AND R&D

Allogeneic CAR T-cells:

We are working to advance the field of allogeneic CAR T-cell therapy by exploring two proprietary, non-gene edited technology platforms to target the TCR complex. In adoptive cell therapy, the infusion of donor-derived T-cells to cancer patients with a different background than that of the donor may lead to multiple reactions. These reactions include the donor cells attacking the patient’s healthy tissue, known as Graft-versus-Host Disease, or GvHD, as well as the rejection of the therapy by the patient’s immune system known as Host-versus-Graft, or HvG, reaction.

Since the TCR, a molecule present on the surface of T cells, is principally responsible for GvHD, the goal of “off-the-shelf” allogeneic cell therapies is to eliminate or blunt the signaling of the TCR through engineering with a specific technology.

Our non-gene edited technologies target the TCR specifically without extensive genetic manipulation. Through the co-expression of our non-gene edited technologies with a specific CAR of interest, we can design cell therapy candidates intended to inhibit the function of the TCR while allowing the T-cells to target the cancer. We believe this unique strategy offers a streamlined approach in advancing the allogeneic CAR T-cell landscape.

Dual CAR T platform:

The targeting of a single antigen by CAR T-cells, has been shown to be problematic in certain malignancies, whereas efficacy of CAR T-cell therapy has not been observed in other cases. The reasons behind the possible failure of single targeting CAR T-cells are multi-factorial and include the tumor microenvironment, antigen escape or loss among others. With a multi- or dual-targeting CAR, several antigens can be targeted together by the same CAR product so that if there is a loss of one antigen, there are still others that can work to kill the cancer cells.

We therefore developed a dual CAR platform focusing on the NKG2D receptor. The NKG2D receptor specifically targets NKG2D ligands (NKG2DL) that are induced by different stress responses. This offers a very different strategy from dual CAR T-cells that target similar antigens such as CD19/CD20. By targeting NKG2DL a broader range of antigens can be targeted simultaneously, that are not limited to only one specific tumor indication. The antigens are associated with both the tumor microenvironment as well as the tumor tissue itself. Thus the application of NKG2D based dual CAR T-cells is suitable not only in situations where antigen escape and/or loss may occur, but in situations where multiple organs are impacted, such as is the case of metastatic and advanced solid cancers. These malignancies are very difficult to target with conventional means, and use of a NKG2D-based dual CAR platform may offer a much needed alternative.

As part of our efforts to identify new targets expressed by a broad range of indications, we are currently developing B7-H6-targeting immunotherapies. In cancers, B7-H6 expression is associated with tumor progression, poor prognosis and lymph node metastasis. B7-H6 may be used to recognize and kill tumor cells, and we believe it is an underappreciated target that could change the paradigm of cell therapy due to its broad expression in a large variety of cancers and absence from healthy cells.

Our Proprietary Short Hairpin RNA (shRNA) Technology:

shRNA is a small piece of RNA that can decrease gene expression, effectively turning genes off. shRNA is a dynamic, innovative technology that allows, among others, for the development of allogeneic CAR T-cells through the modulation of gene expression of the TCR without the need for gene-editing. Beyond its use to generate allogeneic cell therapies, shRNA can be used to modulate other genes, including essential functional genes and genes whose partial expression is required, to provide broad therapeutic functionalities. We are currently engineering T-cells for specific desired features, including increased persistence, enhanced antitumor activity, ability to evade complex or immunosuppressive tumor microenvironments or potentially improved tolerability. We believe that shRNA offers us the ability to design and develop next-generation, non-gene edited allogeneic CAR T therapies with any CAR across a broad array of targets.

Furthermore, we have successfully multiplexed the shRNA technology to enable the targeting of multiple targets in parallel using our all-in-one vector system. This is of great importance as in most cases a single target will offer only limited uses. For example, in the case of allogeneic candidates, one target is needed to combat GvHD and additional targets are needed to combat recognition by the host immune system, in order to improve cell persistence. Similarly, immune checkpoint inhibitors are important targets for downregulation since multiple tumors have been shown to express the ligands to these receptors. As immune checkpoint inhibitors can suppress T-cell cytotoxicity, they could be involved in the inhibition of CAR T-cell responses, or other T-cell mediated responses. Immune checkpoint inhibitors encompass a group of multiple receptors that include PD-1, LAG-3 and many others. The large number of candidates for down regulation at once makes these perfect candidate targets for our shRNA technology.

Next to the ability to downregulate the target (or targets) of interest, the dynamic range that can be achieved using the shRNA multiplexed platform means that the expression of each candidate protein can be modulated. This is of importance in instances when a reduction in the protein expression is of benefit rather than complete removal of the protein expression. There are multiple proteins within T-cells that play crucial roles in the skewing of T-cell functionality, efficacy, persistence and survival, that need to be down-tuned rather than simply removed. This is, for example, the case when HLA class I is completely removed. Removal of this protein leads to recognition of the cell by host NK cells, which in turn will lead to low cell persistence. Modulating the protein expression to such an extent that it is not targeted by NK cells can help the engineered cells evade the host immune system.

Currently the shRNA multiplexing platform has been validated to include up to 4 different targets in a plug and play manner.

shRNA Armored CAR T (shARC) Platform:

In addition, we are developing an armored CAR franchise in conjunction with our shRNA technology, referred to as shRNA Armored CAR T platform, or shARC. The shARC platform uses our shRNA technology in combination with a CAR and a specific cytokine to enhance the anti-tumor effects of the cell therapy and optimize the potential treatment for cancer patients. Initial efforts using the shARC platform have been centered on the use of shRNA technology to knockdown CD3z for the generation of allogeneic CAR T-cells in combination with the co-expression of the pro-inflammatory cytokine IL-18.

CLINICAL PROGRAMS

Entering 2022, Celyad Oncology was investigating a diversified pipeline of next-generation allogeneic and autologous CAR T candidates:

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

alloSHRINK Phase 1 Trial Overview

In December 2018, we initiated the Phase 1 alloSHRINK trial, an open-label trial assessing the safety and clinical activity of three consecutive administrations of CYAD-101 every two weeks administered following preconditioning chemotherapy in patients with refractory unresectable mCRC. The dose-escalation segment of the trial evaluated the administrations of CYAD-101 concurrently with FOLFOX (combination of 5-fluorouracil, leucovorin and oxaliplatin) chemotherapy regimen at three dose levels (1×108, 3×108, 1×109 cells per infusion). In December 2020, we began enrollment in the expansion cohort of the alloSHRINK trial, which evaluated three infusions of CYAD-101 at the recommended dose of 1×109 cells per infusion of CYAD-101 concurrently with FOLFIRI (combination of 5-fluorouracil, leucovorin and irinotecan) preconditioning chemotherapy for the treatment of advanced mCRC.

Phase 1 alloSHRINK Clinical Trial Data

Initial positive data from the alloSHRINK trial were reported both at the Society for Immunotherapy of Cancer (SITC) 2019 and American Society of Clinical Oncology 2020 conferences. In January 2021, we reported additional translational data for the alloSHRINK trial at the American Society of Clinical Oncology 2021 Gastrointestinal Cancers Symposium.

A total of 15 patients with relapsed/refractory mCRC who progressed after previous treatment with oxaliplatin-based or irinotecan-based chemotherapies were enrolled in the alloSHRINK Phase 1 dose-escalation trial. The number of prior therapies received by patients enrolled in the trial ranged from one to six with a mean of three.

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

Of four patients treated at the highest dose level of 1×10[9] CYAD-101 cells per infusion available for analysis, three patients who achieved either a confirmed PR or SD also showed hyper-expanded TCR repertoire post-treatment through the emergence of new T cell clones in the peripheral blood T cell repertoire, while one patient with progressive disease displayed no evidence of new T cell clones.

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

Preliminary data from the dose expansion cohort evaluating CYAD-101 (1×109 cells per infusion) following FOLFIRI (combination of 5-fluorouracil, leucovorin and irinotecan) preconditioning chemotherapy showed CYAD-101 was generally well-tolerated with no dose limiting toxicities or evidence of GvHD. Overall, nine out of ten evaluable mCRC patients showed stable disease at first tumor assessment. Data also showed shorter persistence of CYAD-101 cells observed after FOLFIRI preconditioning as compared to FOLFOX preconditioning.

In 2021, based on better cell kinetic data and clinical activity data from the alloSHRINK dose-escalation segment of CYAD-101 following FOLFOX preconditioning, the Company submitted a protocol amendment to regulatory agencies to modify the Phase 1b KEYNOTE-B79 trial to incorporate FOLFOX as preconditioning chemotherapy.

Following the decision to use FOLFOX in the KEYNOTE-B79 study, enrollment into the alloSHRINK study was discontinued in April 2021. Patients have continued to be followed up as required by protocol. As of December 31, 2022, four patients remained in follow-up.

Phase 1b CYAD-101-002 (KEYNOTE-B79) Trial Overview

In September 2020, we announced a clinical trial collaboration with MSD, a tradename of Merck. The CYAD-101-002 trial was designed to evaluate CYAD-101 following FOLFOX preconditioning chemotherapy, with Merck’s anti-PD1 therapy, KEYTRUDA® (pembrolizumab), in refractory mCRC patients with MSS / pMMR disease. In December 2021, we announced the first patient was dosed in the trial. In February 2022, we announced our decision to voluntarily pause the CYAD-101-002 trial to investigate reports of two fatalities that presented with similar pulmonary findings and evaluate any similar events in additional patients treated on study. On March 1, 2022, we were informed via-email communication from the FDA that the CYAD-101-002 trial had been placed on clinical hold due to insufficient information to assess risk to study subjects.

In June 2022, we submitted our complete response to the Clinical Hold to the FDA stating our intent to amend the eligibility criteria to exclude patients who have bilateral lung metastases and patients who have received treatment with epidermal growth factor receptor (EGFR) targeting monoclonal antibodies within the previous 9 months prior to trial recruitment. In July 2022, based on that complete response, we received notification that the FDA lifted the Clinical Hold on the trial.

In October 2022, we announced that, based on a strategic, financial and medical review, taking into account the costs associated with the pursuit of the program and the delays to reach key medical milestones following the resolution of the previous Clinical Hold, the Company had decided to discontinue the development of CYAD-101. There were no new safety concerns leading to this decision. As the decision to pause the study was taken before any patients had completed their first full cycle of treatment, we do not have follow-up disease assessment data to make any evaluation of the efficacy of the FOLFOX, CYAD-101 and pembrolizumab treatment.

CYAD-211

CYAD-211 is an investigational shRNA-based allogeneic CAR T candidate for the treatment of relapsed or refractory multiple myeloma (r/r MM). CYAD-211 is engineered to co-express a BCMA chimeric antigen receptor and a single shRNA hairpin which interferes with the expression of the CD3z component of the TCR complex

Phase 1 IMMUNICY-1 Trial Overview

In November 2020, we initiated the dose-escalation Phase 1 IMMUNICY-1 trial evaluating CYAD-211.

IMMUNICY-1 is an open-label Phase 1, dose-escalation trial that has evaluated the safety and clinical activity of a single infusion of CYAD-211 following preconditioning with CyFlu chemotherapy -cyclophosphamide and fludarabine in patients with r/r MM. The trial was initially designed to evaluate multiple dose levels of CYAD-211: 3x107, 1x108 and 3x108 cells per infusion following preconditioning chemotherapy cyclophosphamide (300 mg/m² for 3 days) and fludarabine (30 mg/m² for 3 days). Following protocol amendments, additional patients were treated with enhanced lymphodepletion (eLD) with higher doses of cyclophosphamide (500 and 750mg/m² for 3 days) and fludarabine (30mg/m² for 4 days) and three patients were treated with 6x108 cells per infusion after preconditioning with the higher eLD dose.

Preliminary data from the IMMUNICY-1 trial showed a favorable tolerability profile with no DLTs, no GvHD and no CAR T-cell-related encephalopathy syndrome.

Preliminary cell kinetic data in the first three cohorts of the dose escalation showed all patients had detectable CYAD-211 cells in the peripheral blood, although engraftment was short lasting. This suggested expansion and persistence of cells might be more dependent on the depth and period of the lymphodepletion induced by the preconditioning regimen, which called for further exploration of lymphodepletion. However, following protocol amendment, data with enhanced lymphodepletion with higher doses of preconditioning chemotherapy (cohorts 4 to 6), cell kinetic data continued to show short persistence of engraftment.

Initial clinical activity from 12 patients in the initial dose-escalation segment of the IMMUNICY-1 trial was encouraging with three patients achieving partial response (PR), one in each dose-level, while eight patients had stable disease (SD). One patient with SD of 4.5 months duration showed evidence of reduction in size of plasmacytomas on radiographic studies.

Seven additional patients received eLD including three who also received the higher dose of cells. Two of these eLD patients have achieved PR.

As of December 2022, 19 r/r MM patients had been treated with CYAD-211 in the IMMUNICY-1 trial. The observed safety profile, including the lack of observed Graft-versus-Host disease, provides proof-of-concept for the use of shRNA technology for allogeneic CAR T-cells.

In total, out of 17 evaluable patients across all dosing cohorts, a partial response was achieved in five patients. One patient was re-treated with a second dose of CYAD-211 after having reached stable disease post first infusion. The patient tolerated the second dose. Enhanced lymphodepletion did not seem to improve clinical activity nor persistence of the CAR T-cells post-infusion.

On December 21, 2022, the Company announced that, based on a strategic and financial review, the Company had decided to discontinue the development of CYAD-211. There were no safety concerns leading to this decision and all patients previously treated with CYAD-211 will continue to receive their protocol-defined follow-up. As of December 31, 2022, 11 patients remained in follow-up.

CYAD-02

CYAD-02 is an investigational CAR T therapy that uses an All-in-One vector approach to engineer a patient’s T cells to express both the NKG2D chimeric antigen receptor and shRNA technology to knockdown the expression of NKG2D ligands MICA and MICB on the CAR T-cells.

In preclinical models, targeting MICA and MICB with a single shRNA leads to a decrease of ligand expression (Figure A) on T cells and enhanced in vitro expansion (Figure B) compared to a first-generation autologous NKG2D CAR T product candidate.

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

Data from the trial showed that a single shRNA can target two independent genes (MICA/MICB) to enhance the phenotype of the CAR T-cells. In addition, the dual knockdown showed a positive contribution to the initial clinical activity of CYAD-02 as well as a trend towards increased engraftment and persistence compared to the first-generation, autologous NKG2D receptor CAR T.

In August 2022, we announced that we would seek partnerships to continue the development of CYAD-02. As of December 31, 2022, no partnerships had been announced. No patients are in follow-up.

Long Term Safety Follow-Up

According to the guidelines for gene therapy for vectors which may undergo latency/reactivation, patients who have been treated in clinical trials of gene therapy should continue to be followed after discontinuation of study treatment for 5 years following exposure to the product candidate in the parent study, followed by 10 years of annual visits for patients with a post-treatment test positive for replication-competent retrovirus (RCR) during Year 1 (i.e., the first year after the first product candidate treatment in the parent study).

To ensure compliance with this requirement, all previous Celyad-sponsored studies included such long-term follow-up in the respective protocol. However, since they are no longer recruiting, no more study treatments are planned, and the treatment follow-up period will end soon or has been completed, Celyad has decided to amend the protocols of the parent studies so that long-term safety follow-up (LTSFU) of patients will be done under this common LTSFU protocol instead of under the respective parent protocols. Surviving patients from all previous Celyad-sponsored clinical trials who have received CAR T product candidates will be followed in this new LTSFU study.

The LTSFU study aims to identify and mitigate the long-term risks in terms of serious adverse events (SAEs) related to the product candidates or study participation, and fatal SAEs. Additionally, it will allow Celyad to further understand the persistence of its product candidates. The LTSFU study includes annual visits/telephone contacts for all patients.

OUR MANUFACTURING CAPABILITIES

We have focused our efforts on an allogeneic approach for the past few years and our manufacturing facility and staff have been a key element to enable many of our past trials but have been underutilized in recent years as we mainly used the facility for our autologous candidates. Our current allogeneic programs are better suited for outsourced manufacturing.

In September 2022, the Company entered into a €6.0 million asset purchase agreement with Cellistic, the cell therapy development and manufacturing business of Ncardia Belgium BV, whereby Cellistic acquired Celyad Oncology’s Good Manufacturing Practice (GMP) grade Cell Therapy Manufacturing Unit composed notably of personnel, equipment, supplier and service contracts and stock.

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

Amended Asset Purchase Agreement

In August 2017, we entered into an amendment to the asset purchase agreement described above. In connection with the amendment, the following payments were made to Celdara: (i) an amount in cash equal to $10.5 million, (ii) newly issued shares of Celyad valued at $12.5 million, (iii) an amount in cash equal to $6.0 million in full satisfaction of any payments owed to Celdara in connection with a clinical milestone related to our CAR T NKR-2 product candidate, (iv) an amount in cash equal to $0.6 million in full satisfaction of any payments owed to Celdara in connection with our license agreement with Novartis International Pharmaceutical Ltd., and (v) an amount in cash equal to $0.9 million in full satisfaction of any payments owed to Celdara in connection with our former license agreement with Ono Pharmaceutical Co., Ltd.

Under the amended asset purchase agreement, we are obligated to make certain development-based milestone payments to Celdara up to $40.0 million, certain development-based milestone payments up to $36.5 million and certain sales-based milestone payments up to $156.0 million. We are required to make tiered single-digit royalty payments to Celdara in connection with the sales of CAR T products, subject to reduction in countries in which there is no patent coverage for the applicable product or in the event Celyad is required to secure licenses from third parties to commercialize the applicable product. We are also required to pay Celdara a percentage of sublicense income, including royalty payments, for each sublicense ranging from the mid-single digits to the mid-twenties, depending on which of a specified list of clinical and regulatory milestones the applicable product has achieved at the time the sublicense is executed. We are required to pay Celdara a single-digit percentage of any research and development funding received by us, not to exceed $7.5 million for each product group. We can opt out of the development of any product if the data does not meet the scientific criteria of success. We may also opt out of development of any product for any other reason upon payment of a termination fee of $2.0 million to Celdara.

The Trustees of Dartmouth College (“Dartmouth”)

As described above, as a result of our acquisition of all of the outstanding membership interests of OnCyte and the asset purchase agreement among us, Celdara and OnCyte, OnCyte became our wholly-owned subsidiary and acquired certain data, protocols, regulatory documents and intellectual property, including the rights and obligations under two license agreements between OnCyte and Dartmouth. The first of these two license agreements concerned patent rights related, in part, to methods for treating cancer involving chimeric NK and NKP30 receptor targeted therapeutics and T cell receptor-deficient T cell compositions in treating tumor, infection, GVHD, transplant and radiation sickness, or the CAR T License, and the second of these two license agreements concerned patent rights related, in part, to anti-B7-H6 antibody, fusion proteins and methods of using the same, or the B7H6 License.

In August 2017, we and Dartmouth entered into an amendment agreement in order to combine our rights under B7H6 Agreement with our rights under the CAR T License, resulting in the termination of the B7H6 License, and in order to make certain other changes to the agreement. In connection with the amendment, we paid Dartmouth a non-refundable, non-creditable amendment fee in the amount of $2.0 million in 2017. Under the amended license agreement, Dartmouth granted us an exclusive, worldwide, royalty-bearing license to certain know-how and patent rights to make, have made, use, offer for sale, sell, import and commercialize any product or process for human therapeutics, the manufacture, use or sale of which, is covered by such patent rights or any platform product. Dartmouth reserves the right to use the licensed patent rights and licensed know-how, in the same field, for education and research purposes only. The patent rights included in the amended license agreement also include the patents previously covered by the B7H6 License. In consideration for the rights granted to us under the amended license agreement, we are required to pay to Dartmouth an annual license fee as well as a low single-digit royalty based on annual net sales of the licensed products by us, with certain minimum net sales obligations beginning April 30, 2024, and continuing for each year of sales thereafter. Under the amended license agreement, in lieu of royalties previously payable on sales by sublicensees, Celyad is required to pay Dartmouth a percentage of sublicense income, including royalty payments, (i) for each product sublicense ranging from the mid-single digits to low-single digits, depending on which of a specified list of clinical and regulatory milestones the applicable product has achieved at the time the sublicense is executed and (ii) for each platform sublicense in the mid-single digits. Additionally, the agreement requires that we exploit the licensed products, and we have agreed to meet certain developmental and regulatory milestones. Upon successful completion of such milestones, Celyad is obligated to pay to Dartmouth certain clinical and regulatory milestone payments up to an aggregate amount of $1.5 million and a commercial milestone payment in the amount of $4.0 million. We are responsible for all expenses in connection with the preparation, filing, prosecution and maintenance of the patents covered under the agreement.

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

Novartis

On May 1st, 2017, we entered into a non-exclusive license agreement with Novartis International AG, or Novartis, regarding U.S. patents related to allogeneic CAR T-cells. The agreement includes our intellectual property rights under U.S. Patent No. 9,181,527. This agreement is related to two undisclosed targets currently under development by Novartis. Under the terms of the agreement, we received an upfront payment of $4.0 million and are eligible to receive additional milestone payments in aggregate amounts of up to $92.0 million. In addition, we are eligible to receive royalties based on net sales of the licensed target associated products at percentages in the single digits. We retain all rights to grant further licenses to third parties for the use of allogeneic CAR T-cells.

Horizon Discovery Group/PerkinElmer

In April and June 2018, we signed two research and development collaboration and license agreements with Horizon Discovery Group plc, or Horizon, to evaluate the utility of Horizon’s SMART vector shRNA reagents to reduce expression of one or more defined targets in connection with the development of our product candidates. The first agreement was focused on targets related to our autologous CAR T candidate, CYAD-02. The second agreement was focused on targets related to our allogenic CAR T product candidate CYAD-211 and one pre-clinical allogenic product candidate not yet publicly announced, called CYAD-203.

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

Our discontinued allogeneic CAR T product candidate, CYAD-101, does not incorporate any of the Horizon Discovery/Perkin Elmer, Inc. technology described above.

Merck

In September 2020, we entered into a clinical trial collaboration agreement and subsequent agreements with MSD International GmbH, or MSD, a subsidiary of Merck & Co., Inc. The agreements relate to the Phase 1b KEYNOTE-B79 clinical trial, which will evaluate our investigational non-gene edited allogeneic CAR T candidate, CYAD-101, following FOLFOX preconditioning chemotherapy, with MSD’s anti-PD-1 therapy, KEYTRUDA® (pembrolizumab). The trial will enroll refractory metastatic colorectal cancer (mCRC) patients with microsatellite stable (MSS) / mismatch-repair proficient (pMMR) disease, with the initial goal of determining the safety and tolerability of the combination therapy. The trial began enrollment in the fourth quarter of 2021.

In February 2022, we announced our decision to voluntarily pause the KEYNOTE-B79 trial to investigate reports of two fatalities that presented with similar pulmonary findings and evaluate any similar events in additional patients treated on study. On March 1, 2022, the Company was informed via-email communication from the FDA that the KEYNOTE-B79 trial has been placed on clinical hold due to insufficient information to assess risk to study subjects. In October 2022, the Company decided to discontinue the development of CYAD-101 based on a strategic, financial and medical review. As per the mutual agreement between both companies in December 2022, the clinical trial collaboration agreement has been terminated without any further liabilities.

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

NKR-T Cell Platform Patents

As of February 17, 2023, our CAR T-cell portfolio includes four patent families exclusively licensed to us by Dartmouth. This portfolio includes twenty-one issued U.S. patents; nine pending U.S. patent applications; and 26 foreign granted patents and applications pending in jurisdictions including Australia, Brazil, Canada, China, Europe, Hong Kong, India, Japan, Mexico and Russia. These patents and patent applications relate to specific chimeric antigen receptors and to T-cell receptor deficient T-cells and are further detailed below.

A first patent family relates to chimeric NK receptors and methods for treating cancer. There are five granted U.S. patents in this family (US 7,994,298; US 8,252,914; US 10,336,804; US11,208,454; and US11,339,199) and two further pending US applications. The scope of this patent family includes chimeric natural killer cell receptors (NKR CARs), T-cells with such receptors (NKR CAR T-cells) and methods of treating cancer with these NKR CAR T-cells.

A second patent family is entitled “NKp30 receptor targeted therapeutics” and describes a specific NKR CAR based on the NKp30 receptor. Two U.S. patents are granted (US 9,833,476 and US 10,682,378) and there is a further U.S. application pending.

A third family relates to an anti-B7H6 antibody, CARs and BiTE molecules containing the antibody; to CAR T-cells; and methods of treating cancer with the CAR T-cells. Two U.S. patents are granted (US9,790,278 and US11,034,766), patents have also been granted in Europe, China and Japan, and applications are pending in China, Europe and the United States.

A fourth patent family relates to T-cell receptor-deficient compositions. TCR deficient human T-cells could be particularly useful to generate allogeneic CAR T-cells. The family includes members that relate to the concept (irrespective of the way the T-cell is made TCR deficient), as well as members describing specific ways of making the cells TCR deficient. There are twelve granted U.S. patents in this family (US 9,181,527; US 9,273,283; US9,663,763; US9,822,340; US9,821,011; US 9,938,497; US 9,957,480; US 10,689,616; US 10,689,617; US 10,689,618; US 10,689,619, and US 11,136,549), as well as five further pending US applications and ten applications in other jurisdictions.

shRNA Platform Patents

In addition to the in-licensed patents mentioned above, we file patent applications for our in-house developed technologies. Exemplary applications are those related to our proprietary shRNA platform. There are currently three patent families pending in this portfolio. No patents have been granted yet, but applications are pending in Australia, Canada, China, Europe, Japan, South-Korea and the US.

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

CAR T-Cell Therapy

Encouraging results from clinical trials have continued to fuel the interest in CAR T-cell therapies and our competitors as of the date of this Annual Report include 2seventy bio, Inc., Adicet Bio, Inc, Adaptimmune Therapeutics plc, Affimed NV, Alaunos Therapeutics Inc., Allogene Therapeutics Inc., AlloVir, Inc, Arcellx, Inc., Atara Biotherapeutics, Inc., Autolus Therapeutics plc, Beam Therapeutics Inc., Bellicum Pharmaceuticals, Inc., Caribou Biosciences, Inc., CARsgen Therapeutics Co. Ltd., Cellectis S.A., Cellular Biomedicine Group, Celularity, Inc., Century Therapeutics, Inc., CRISPR Therapeutics, Inc., Editas Medicines, Inc, Fate Therapeutics, Inc., Gracell Biotechnologies Inc., Immatics Biotechnologies GmbH, ImmunityBio, Inc., Intellia Therapeutics, Inc., Juno

Therapeutics, Inc. (acquired by Celgene Corporation, in turn acquired by Bristol Myers Squibb), Kite Pharma, Inc. (acquired by Gilead Sciences, Inc.), Kuur Therapeutics, Legend Biotech USA, Inc., Lyell Immunopharma, Inc., Medigene AG, Mustang Bio, Inc., NantKwest, Inc., Nkarta Therapeutics, Inc., Novartis AG, Poseida Therapeutics, Inc., Precigen, Inc. Precision Biosciences, Inc., Sana Biotechnology, Inc., Servier Laboratories Limited, Sorrento Therapeutics, Inc., SQZ Biotech, Inc., TC BioPharm Ltd., TCR2 Therapeutics, Inc., Tmunity Therapeutics, Inc. (acquired by Kite/Gilead), and Ziopharm Oncology, Inc., Cytovia and Takeda.

Government Regulation

U.S. Regulation

Government authorities in the United States at the federal, state and local level and in other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, safety, effectiveness, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug and biological products, or biologics, such as our product candidates. Generally, before a new drug or biologic can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and an application for marketing authorization must be approved by the regulatory authority. We, along with third-party contractors, will be required to navigate the various nonclinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval or licensure of our product candidates.

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

•

a drug, device, or biological product packaged separately that according to its investigational plan or proposed labeling is intended for use only with an approved individually specified drug, device or biological product where both are required to achieve the intended use, indication, or effect and where upon approval of the proposed product the labeling of the approved product would need to be changed, e.g., to reflect a change in intended use, dosage form, strength, route of administration, or significant change in dose; or

•

any investigational drug, device, or biological packaged separately that according to its proposed labeling is for use only with another individually specified investigational drug, device, or biological product where both are required to achieve the intended use, indication, or effect.

Under the Federal Food, Drug, and Cosmetic Act (“FDCA”), and its implementing regulations, the FDA is charged with assigning a center with primary jurisdiction, or a lead center, for review of a combination product. The designation of a lead center generally eliminates the need to receive approvals from more than one FDA center for combination products, although it does not preclude consultations by the lead center with another FDA center. The determination of which center will be the lead center is based on the “primary mode of action” of the combination product, which means the single mode of action that provides the most important therapeutic action of the combination product, i.e., the mode of action expected to make the greatest contribution to the overall intended therapeutic effects of the combination product. Thus, if the primary mode of action of a device-biologic combination product is attributable to the biologic product, that is, if it acts by means of a virus, therapeutic serum, toxin, antitoxin, vaccine, blood, blood component or derivative, allergenic product, or analogous product, the FDA center responsible for premarket review of the biologic product (the Center for Biologics Evaluation and Research, or CBER, would have primary jurisdiction for the combination product. Additionally, the FDA has established an Office of Combination Products to address issues surrounding combination products and provide more certainty to the regulatory review process. That office serves as a focal point for combination product issues for agency reviewers and industry. It is also responsible for developing guidance and regulations to clarify the regulation of combination products, and for assignment of the FDA center that has primary jurisdiction for review of combination products where the jurisdiction is unclear or in dispute.

Following approval of a combination product, each component of a combination product retains its regulatory status (as a biologic or device, for example) and is subject to the requirements established by the FDA for that type of component. Accordingly, under FDA regulations, biologic-device combination products are subject to cGMP requirements applicable to both biologics and devices, including the cGMP requirements for biologics and the FDA’s Quality System Regulation applicable to medical devices.

U.S. Biological Product Development

In the United States, the FDA regulates biologics under the FDCA and the Public Health Service Act, or PHSA, and their implementing regulations. Biologics are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA’s refusal to approve pending applications, withdrawal of an approval or license revocation, a clinical hold, untitled or warning letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

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

•	Submission to the FDA of an IND, which must become effective before human clinical trials may begin and must be updated annually or when significant changes are made;

•

Performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, GCPs, and other clinical trial-related regulations to establish the safety, purity and potency, or efficacy, of the proposed drug product candidate for its proposed indication;

•	Preparation and submission to the FDA of a BLA for marketing authorization that includes substantive evidence of safety, purity, and potency from results of nonclinical testing and clinical trials;

•	Determination by the FDA within 60 days of its receipt of a BLA to file the application for review;

•

Satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities where the product is produced to assess compliance with the FDA’s current good manufacturing practices, or cGMPs, requirements to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality, purity and potency;

•	Potential FDA audit of the preclinical study sites and/or clinical trial sites that generated the data in support of the BLA;

•	Satisfactory review of the product candidate by an FDA advisory committee, where appropriate and if applicable;

•	Payment of user fees for FDA review of the BLA (unless a fee waiver applies); and

•	FDA review and approval, or licensure, of the BLA prior to any commercial marketing or sale of the product for particular indications for use in the United States.

Prior to beginning the first clinical trial with a product candidate, we must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical studies. The IND also includes results of the nonclinical tests, including animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing, and controls, or CMC, information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA places the clinical trial on a clinical hold within the 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. The FDA also may impose clinical holds on a biological product candidate at any time before or during clinical trials due to, among other considerations, significant safety concerns or study design deficiencies. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing a clinical trial to begin, or that, once begun, issues or circumstances will not arise that delay, suspend or terminate such studies.

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

There are also requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries. Sponsors of certain clinical trials of FDA-regulated products, including biologics, are required to register and disclose certain clinical trial information, which is publicly available at www.clinicaltrials.gov. Information related to the product, patient population, phase of investigation, study sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed until the new product or new indication being studied has been approved. However, in some cases data and other information from trials involving biologics that never garner approval may require disclosure. In addition, publication policies of major medical journals mandate certain registration and disclosures as a pre-condition for potential publication, even if not currently mandated as a matter of law. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

Clinical trials are generally conducted in three sequential phases, known as Phase 1, Phase 2 and Phase 3, and may overlap or be combined. Phase 1 clinical trials generally involve a small number of healthy volunteers who are initially exposed to a single dose and then multiple doses of the drug product candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action, side effect tolerability and safety of the drug product candidate and, if possible, to gain early evidence on effectiveness. Phase 2 clinical trials typically involve studies in disease-affected patients to determine the dose required to produce the desired benefits. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, as well as identification of possible adverse effects and safety risks and preliminary evaluation of efficacy. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning Phase 3 trials. Phase 3 clinical trials generally involve large numbers of patients at multiple sites and are designed to provide the data necessary to demonstrate the clinical efficacy of the product for its intended use, its safety in use, and to establish the overall benefit/risk relationship of the product and provide an adequate basis for product approval. Phase 3 clinical trials may include comparisons with placebo and/or other comparator treatments. The duration of treatment is often extended to mimic the actual use of a product during marketing. Generally, two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of a BLA.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval to gain additional information about the product and experience from the treatment of patients in the intended therapeutic indication. In certain instances, FDA may condition approval of a BLA on the sponsor’s agreement to conduct additional clinical trials to further assess the biologic’s safety and effectiveness after BLA approval.

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

Within 60 days following submission of the application, the FDA reviews a BLA submitted to determine if it is substantially complete before the FDA accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once a BLA has been accepted for filing, the FDA’s goal is to review BLAs within 10 months of the filing date for standard review under the Prescription Drug User Fee Act (“PDUFA”) or six months of the filing date for priority review, if the application is for a product intended for a serious or life-threatening condition and the product, if approved, would provide a significant improvement in safety or effectiveness. In both standard and priority reviews, the FDA does not always meet its PDUFA goal dates, and the review process is often significantly extended by FDA requests for additional information or clarification.

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

Before approving a BLA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. In addition, before approving a BLA, the FDA may also audit data from clinical trials to ensure compliance with GCP requirements. After the FDA evaluates the application, manufacturing process and manufacturing facilities, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A Complete Response Letter usually describes all of the specific deficiencies in the BLA identified by the FDA. The Complete Response Letter may require additional clinical data and/or an additional pivotal Phase 3 clinical trial(s), and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, withdraw the application or request a hearing. Even if such data and information is submitted, the FDA may ultimately decide that the BLA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive, and the FDA may interpret data differently than we interpret the same data.

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

Fast Track Designation

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

Priority Review

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

Accelerated Approval

Additionally, a product may be eligible for accelerated approval. An investigational drug may obtain accelerated approval if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies and demonstrates an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, or IMM, that is reasonably likely to predict an effect on IMM or other clinical benefit. As a condition of approval, the FDA generally requires that a sponsor of a drug or biological product receiving accelerated approval perform, in a diligent manner, adequate and well-controlled post-marketing clinical trials to verify the clinical benefit in relationship to the surrogate endpoint or ultimate outcome in relationship to the clinical benefit. Under FDORA, the FDA may require, as appropriate, that such trials be underway prior to approval or within a specific time period after the date of approval for a product granted accelerated approval. If the FDA concludes that a drug shown to be effective can be safely used only if distribution or use is restricted, it will require such post-marketing restrictions as it deems necessary to assure safe use of the drug, such as:

•	Distribution restricted to certain facilities or physicians with special training or experience; or

•	Distribution conditioned on the performance of specified medical procedures.

The limitations imposed would be commensurate with the specific safety concerns presented by the product. In addition, the FDA currently requires unless otherwise informed by the agency, pre-approval of promotional materials for products receiving accelerated approval, which could adversely impact the timing of the commercial launch of the product. Under FDORA, the FDA has increased authority for expedited procedures to withdraw approval of a drug, or an indication approved under accelerated approval if, for example, the confirmatory trial fails to verify the predicted clinical benefit of the product. Fast Track designation, priority review and accelerated approval do not change the standards for approval but may expedite the development or approval process.

Breakthrough Therapy Designation

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

Accelerated Approval for Regenerative Advanced Therapies

As part of the 21st Century Cures Act, Congress amended the FDCA to create an accelerated approval program for products designated as regenerative medicine advanced therapies, which include cell therapies, therapeutic tissue engineering products, human cell and tissue products, and combination products using any such therapies or products. Regenerative medicine advanced therapies do not include those human cells, tissues, and cellular and tissue-based products regulated solely under section 361 of the PHSA and 21 CFR Part 1271. The new program is intended to facilitate efficient development and expedite review of regenerative medicine advanced therapies, which are intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition. A drug sponsor may request that FDA designate a drug as a regenerative medicine advanced therapy concurrently with or at any time after submission of an IND. FDA has 60 calendar days to determine whether the drug meets the criteria, including whether there is preliminary clinical evidence indicating that the drug has the potential to address unmet medical needs for a serious or life-threatening disease or condition. A new drug application or BLA for a regenerative medicine advanced therapy may be eligible for priority review or accelerated approval through (1) previously agreed-upon surrogate or intermediate endpoints reasonably likely to predict long-term clinical benefit or (2) reliance upon data obtained from a meaningful number of sites. Benefits of such designation also include early interactions with FDA to discuss any potential surrogate or intermediate endpoint to be used to support accelerated approval. A regenerative medicine advanced therapy that is granted accelerated approval and is subject to post-approval requirements may fulfill such requirements through the submission of clinical evidence, clinical studies, patient registries, or other sources of real-world evidence, such as electronic health records; the collection of larger confirmatory data sets; or post-approval monitoring of all patients treated with such therapy prior to its approval.

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

Platform Technology Designation

Under FDORA, a platform technology incorporated within or utilized by a biological product is eligible for designation as a designated platform technology if (1) the platform technology is incorporated in, or utilized by, a biologic product approved under a BLA; (2) preliminary evidence submitted by the sponsor of the approved or licensed biologic product, or a sponsor that has been granted a right of reference to data submitted in the application for such biologic product, demonstrates that the platform technology has the potential to be incorporated in, or utilized by, more than one biologic product without an adverse effect on quality, manufacturing, or safety; and (3) data or information submitted by the applicable person indicates that incorporation or utilization of the platform technology has a reasonable likelihood to bring significant efficiencies to the drug development or manufacturing process and to the review process. A sponsor may request the FDA to designate a platform technology as a designated platform technology concurrently with, or at any time after, submission of an IND application for a biologic product that incorporates or utilizes the platform technology that is the subject of the request. If so designated, the FDA may expedite the development and review of any subsequent original BLA for a biological product that uses or incorporates the platform technology. Designated platform technology status does not ensure that a biological product will be developed more quickly or receive FDA approval. In addition, the FDA may revoke a designation if the FDA determines that a designated platform technology no longer meets the criteria for such designation.

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

In the United States, once a product is approved, its manufacture is subject to comprehensive and continuing regulation by the FDA. The FDA regulations require that products be manufactured in specific approved facilities and in accordance with cGMPs. The cGMP requirements for constituent parts of cross-labeled combination products that are manufactured separately and not co-packaged are the same as those that would apply if these constituent parts were not part of a combination product. For single-entity and co-packaged combination products, there are two ways to demonstrate compliance with cGMP requirements, either compliance with all cGMP regulations applicable to each of the constituent parts included in the combination product, or a streamlined approach demonstrating compliance with either the drug/biologic cGMPs or the medical device quality system regulation rather than demonstrating full compliance with both, under certain conditions. These conditions include demonstrating compliance with specified provisions from the other of these two sets of cGMP requirements. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products in accordance with cGMP regulations. cGMP regulations require, among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Manufacturers and other entities involved in the manufacture and distribution of approved products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Manufacturers and other parties involved in the drug supply chain for prescription drug products must also comply with product tracking and tracing requirements and for notifying the FDA of counterfeit, diverted, stolen and intentionally adulterated products or products that are otherwise unfit for distribution in the United States. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. These regulations also impose certain organizational, procedural and documentation requirements with respect to manufacturing and quality assurance activities. BLA holders using contract manufacturers, laboratories or packagers are responsible for the selection and monitoring of qualified firms, and, in certain circumstances, qualified suppliers to these firms. These firms and, where applicable, their suppliers are subject to inspections by the FDA at any time, and the discovery of violative conditions, including failure to conform to cGMP, could result in enforcement actions that interrupt the operation of any such facilities or the ability to distribute products manufactured, processed or tested by them. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved BLA, including, among other things, recall or withdrawal of the product from the market.

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

A reference biological product is granted twelve years of exclusivity from the time of first licensure of the product, and the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after first licensure. The FDA may approve multiple “first” interchangeable products so long as they are all approved on the same first day of marketing. “First licensure” typically means the initial date the particular product at issue was licensed in the United States. This does not include a supplement for the biological product or a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest, or other related entity) for a change that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device, or strength, unless that change is a modification to the structure of the biological product and such modification changes its safety, purity, or potency. Whether a subsequent application, if approved, warrants exclusivity as the “first licensure” of a biological product is determined on a case-by-case basis with data submitted by the sponsor.

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

Supplementary Protection Certificates and Data/market Exclusivity

In the EU, the extension of effective patent term to compensate originator pharmaceutical companies for the period between the filing of an application for a patent for a new medicinal product and the first MA for such product, has been achieved by means of a Supplementary Protection Certificate, or SPC, which can be applied for by the originator pharmaceutical company within six months from the granting of the first MA and comes into effect on expiry of the basic patent. Such SPC attaches only to the active ingredient of the medicinal product for which the MA has been granted. The SPC for an active ingredient has a single last potential expiry date throughout the EU and cannot last for more than five years from the date on which it takes effect (i.e., patent expiry). Furthermore, the overall duration of protection afforded by a patent and a SPC cannot exceed 15 years from the first MA. The duration of a medicinal product SPC can be extended by a single six-month period, or pediatric extension, when all studies in accordance with a pediatric investigation plan, or PIP, have been carried out.

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

Post-marketing and Pharmacovigilance Requirements

When granting an MA, competent authorities (i.e., the EMA or the relevant national competent authorities) may impose an obligation to conduct additional clinical testing, sometimes referred to as Phase IV clinical trials, or other post-approval commitments, to monitor the product after commercialization. Additionally, the MA may be subjected to limitations on the indicated uses for the product.

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

To ensure that pharmaceutical companies comply with pharmacovigilance regulatory obligations, and to facilitate compliance, competent authorities will conduct pharmacovigilance inspections. These inspections are either routine (i.e., aimed at determining whether the appropriate personnel, systems, and resources are in place) or “for cause” (i.e., targeted to companies suspected of being non-compliant, or in response to specific issues arising where there is a potential for increased risk of non-compliance). Reports of the outcome of such inspections will be used to help improve compliance and may also be used as a basis for enforcement action.

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

The aforementioned EU rules are generally applicable in the European Economic Area, or EEA, which consists of the EU Member States, plus Norway, Liechtenstein and Iceland.

Brexit and the Regulatory Framework in the United Kingdom

On June 23, 2016, the electorate in the UK voted in favor of leaving the EU (commonly referred to as “Brexit”), and the UK formally left the EU on January 31, 2020. There was a transition period during which EU pharmaceutical laws continued to apply to the UK, which expired on December 31, 2020. However, the EU and the UK have concluded a trade and cooperation agreement, or TCA, which was provisionally applicable since January 1, 2021, and has been formally applicable since May 1, 2021. The TCA includes specific provisions concerning pharmaceuticals, which include the mutual recognition of GMP, inspections of manufacturing facilities for medicinal products and GMP documents issued but does not foresee wholesale mutual recognition of UK and EU pharmaceutical regulations. At present, Great Britain has implemented EU legislation on the marketing, promotion and sale of medicinal products through the Human Medicines Regulations 2012 (as amended) (under the Northern Ireland Protocol, the EU regulatory framework will continue to apply in Northern Ireland). The regulatory regime in Great Britain therefore currently aligns with EU regulations, however it is possible that these regimes will diverge in future now that Great Britain’s regulatory system is independent from the EU and the TCA does not provide for mutual recognition of UK and EU pharmaceutical legislation.

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

Pursuant to the Coronavirus Aid, Relief, and Economic Security Act, also known as the CARES Act, as well as subsequent legislation, these reductions were suspended from May 1, 2020, through March 31, 2022, due to the COVID-19 pandemic. Then, a 1% payment reduction was in effect beginning April 1, 2022, through June 30, 2022, and the 2% payment reduction resumed on July 1, 2022.

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

In August 2022, the IRA was signed into law. The IRA includes several provisions that will impact our business to varying degrees, including provisions that create a $2,000 out-of-pocket cap for Medicare Part D beneficiaries, impose new manufacturer financial liability on all drugs in Medicare Part D, allow the U.S. government to negotiate Medicare Part B and Part D pricing for certain high-cost drugs and biologics without generic or biosimilar competition, require companies to pay rebates to Medicare for drug prices that increase faster than inflation, and delay the rebate rule that would require pass through of pharmacy benefit manager rebates to beneficiaries.

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

On December 2, 2020, the HHS published a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers (PBMs), unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between PBMs and manufacturers. Pursuant to court order, the removal and addition of the aforementioned safe harbors were delayed and recent legislation imposed a moratorium on implementation of the rule until January 1, 2026. The IRA delayed implementation of this rule to January 1, 2032.

Further, on December 31, 2020, CMS published a new rule, effective January 1, 2023, requiring manufacturers to ensure the full value of co-pay assistance is passed on to the patient or these dollars will count toward the Average Manufacturer Price and Best Price calculation of the drug. On May 21, 2021, PhRMA sued the HHS in the U.S. District Court for the District of Columbia, to stop the implementation of the rule claiming that the rule contradicts federal law surrounding Medicaid rebates. It is unclear how the outcome of this litigation will affect the rule. The IRA delays implementation of the rule. We cannot predict how the implementation of and any further changes to this rule will affect our business.

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

Our discontinued allogeneic CAR T product candidate, CYAD-101, does not incorporate any of the Horizon Discovery/Perkin Elmer, Inc. technology described above.

C. Organizational Structure.

We and our subsidiaries, or the Group, is made of the following entities as of December 31, 2022. The following diagram illustrates our corporate structure.

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

See “Item 4.A.—History and Development of the Company.”

D. Property, Plants and Equipment.

Until December 31, 2022, we rented a 2,284 square meter office space from the Axis Parc developer located at the Axis Parc in Mont-Saint-Guibert pursuant to a lease agreement dated October 15, 2015, as amended from time to time, which expired on June 30, 2025. In December 2022, we took the decision to terminate and transfer our rent agreement to Cellistic and to move our offices within 2023, to a new office space more aligned with our new strategy. As of December 31, 2022, we terminated the rent agreement of the Axis Parc developer located at the Axis Parc in Mont-Saint-Guibert, Belgium. As of January 1, 2023, we contracted a short term lease with Cellistic for 600 square feet of office space in Axis Parc in Mont-Saint-Guibert, Belgium, during the time needed for the set-up of our new offices.

Until September 30, 2022, we also rented a 1,120 square meter office and laboratory space from the Axis Parc developer pursuant to a lease agreement dated June 30, 2020, as amended from time to time, which expires on June 30, 2029. In September 2022, our Manufacturing Business Unit based in this office and laboratory space was sold to Cellistic. Consequent to this transaction, we terminated the rent agreement of the Axis Parc developer.

In September 2016, we entered into a six-year lease agreement for our U.S. corporate offices (555 square meter office space) located in Boston, Massachusetts. Since February 2018, this office space is subleased to a third party through the end of the six-year lease agreement. The six-year lease and sublease agreements have ended in September 2022.

We have committed to maintain our headquarters and registered office in the Walloon Region of Belgium and all of our existing activities will continue to be performed in the Walloon Region.

ITEM 4A.	UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Information pertaining to fiscal year 2020 was included in our Annual Report on Form 20-F for the year-ended December 31, 2021, on pages 88-104, under Item 5, “Operating and Financial Review and Prospects,” which was filed with the SEC on March 24, 2022.

We are a biotechnology company focused on the discovery and development of innovative technologies for chimeric antigen receptor T-cell (CAR T) therapies. Our goal is to discover and develop proprietary technology platforms to support the development of next-generation CAR T-cell therapy candidates. The Company is focusing on opportunities to fully harness the true potential of its proprietary technology platforms and intellectual property.

Over the past decades, immunotherapy has become an important treatment option for cancer indications. Within the field of immuno-oncology, chimeric antigen receptor (CAR) T-cell therapy is emerging as a realistic treatment paradigm for patients with advanced disease.

Our differentiated strategy includes the development of technologies and platforms to tackle the current major limitations of CAR T-cell therapies.

Our non-gene edited technologies target the TCR specifically without extensive genetic manipulation. Through the co-expression of our non-gene edited technologies with a specific CAR of interest, we can design cell therapy candidates intended to inhibit the function of the TCR while allowing the T-cells to target the cancer. We believe this unique strategy offers a streamlined approach in advancing the allogeneic CAR T-cell landscape.

Central to our pipeline is a cutting-edge all-in-one vector approach where we focus on using a single vector to generate CAR T-cells to simplify the design and development of our cell therapy candidates. The all-in-one vector approach encodes multiple components of the CAR construct simultaneously, including the CAR, shRNA targeting genes involved in alloreactivity, persistence, anti-tumor activity or ability to evade complex or immunosuppressive tumor microenvironments, cell selection marker to assist with the enrichment of the manufactured cells and potential therapeutic add-ons such as cytokines. This single transduction, plug and play approach to CAR T-cell development has the potential to streamline process development and manufacturing while broadening the potential applicability of our candidates.

Since our acquisition of OnCyte LLC, or OnCyte, a wholly-owned subsidiary of Celdara Medical, LLC, a privately-held U.S. biotechnology company, we have devoted the majority of our financial resources to research and development of CAR T-cell therapy product candidates. Since October 2022, we have implemented a strategic shift from an organization focused on clinical development to one prioritizing R&D discovery and the monetization of its intellectual property (IP) portfolio through partnerships, collaborations and license agreements. Our current efforts are focused on discovery research, protecting and monetizing our intellectual property and general and administrative support for these operations. We currently do not have any products approved for sale, no firm sublicence contract nor collaboration contract and have not generated any revenues from immunotherapy product sales or from the monetization of our IP.

As of December 31, 2022, we have been funded through the following transactions:

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

•

Proceeds of €46.1 million from a global offering of 2,070,000 ordinary shares, consisting of an underwritten public offering of 568,500 ordinary shares in the form of ADSs and 1,501,500 ordinary shares, in May 2018;

•

Proceeds of €18.2 million from a global offering of 2,000,000 ordinary shares, consisting of an underwritten public offering of 1,675,000 ordinary shares in the form of ADSs and 325,000 ordinary shares, in September 2019;

•

Proceeds of €9.2 million from issuance of 1,962,812 ADS to LPC from January 8, 2021, until the date of this Annual Report. On January 8, 2021, the Company has entered into a committed equity purchase agreement (“Purchase Agreement”) for up to $40.0 million with Lincoln Park Capital Fund, LLC (“LPC”), a Chicago-based institutional investor. Over the 24-month term of the Purchase Agreement, the Company will have the right to direct LPC to purchase up to an aggregate amount of $40.0 million American Depositary Shares (“ADSs”), each of which represents one ordinary share of the Company;

•	Proceeds of €0.9 million from issuance of a total of 188,800 new shares by the Company and subscribed by Jefferies under the ATM in May 2021 and June 2021;

•

Proceeds of €28.9 million from issuance of 6,500,000 new shares were issued by decision of the board of directors and subscribed for by CFIP CLYD LLC in the framework of a private placement in December 2021; and

•

Proceeds of €37.1 million from recoverable cash advances, or RCAs, granted by Walloon Region government, and €6.4 million from other grants granted by Walloon Region, Federal Belgian Institute for Health Insurance Inami and Federal Government through the R&D tax credit. The RCAs are a non-dilutive financing source.

We have incurred net losses in each year since our inception. Substantially all of our net losses have resulted from costs incurred in connection with our research and development programs and from general and administration expenses associated with our operations. For the years ended December 31, 2022, 2021 and 2020, we incurred a loss for the year of €40.9 million, €26.5 million and, €17.2 million, respectively. As of December 31, 2022, we had an accumulated deficit of €349.9 million. We expect to incur losses for the foreseeable future relating to our research and development expenditures to develop our technologies. We anticipate that our expenses will increase substantially in connection with our ongoing activities if and as we:

•	Continue our research, preclinical development of our product candidates;

•	Initiate additional preclinical studies of existing product candidates or new product candidates;

•	Change or add additional manufacturers or suppliers;

•	Make milestone or other payments under any in-license agreements; and

•	Maintain, protect and expand our intellectual property portfolio.

We do not expect to generate material revenue unless and until the Group concludes partnerships with outside parties around the licensing of the patents around allogeneic CAR T-cell therapies and NKG2D-based therapies and other preclinical product candidates and on our technology platforms.

We do not expect to generate material revenue from partnerships with outside parties around the licensing of our patents, which is subject to significant uncertainty. Accordingly, we anticipate that we will need to raise additional capital prior to partner with outside parties around the licensing of our patents. Until we can generate a sufficient amount of revenue from our IP assets, if ever, we expect to finance our operating activities through a combination of equity offerings, debt financings, government, including RCAs and subsidies, or other third-party financings and collaborations. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development of one or more of our preclinical activities and IP assets. Failure to receive additional funding could cause us to cease operations, in part or in full.

Our financial statements for 2020, 2021 and 2022 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Financial Operations Overview

A. Operating Results

Our operating income consists of revenues and other income.

Revenues

The Company’s license and collaboration agreements have generated no revenue in 2022 and in 2021.

Cost of sales

For the years 2022 and 2021, no costs of sales related to our programs have been recorded.

Research and Development expenses

For the periods presented in this report, research and development expenses included all of our operating expenses, except the general and administrative expenses. It included all the costs related to our operations in the following departments; research and development, clinical, manufacturing, regulatory, quality and intellectual property.

We utilize our research and development staff and infrastructure resources across projects in our programs and many of our costs historically have not been specifically attributable to a single project. In addition, our research and development expense may vary substantially from period to period based on the timing and scope of our research and development activities and the timing of our clinical trials.

Research and development activities are central to our business. We expect that our other research and development expenses will decrease in the future mostly with the update of our strategy moving from clinical programs activities to preclinical and IP monetization activities. The expected decrease in research and development expenditures will mostly relate to lower personnel costs, less outsourcing costs and no more clinical studies related costs.

Salaries represented the biggest cost by nature within our operations over the last three years. Our strategy is to internalize all operations when they become material or critical to our operations. We subcontract all one-time projects and tasks that cannot be taken in-house for quality or regulatory purposes. Other important costs of our operations are our preclinical studies and IP filing and maintenance fees.

The costs associated with preclinical studies are laboratory supplies and the costs of our outsourced research and development studies and services.

The costs associated with clinical studies were comprised of the preparation, the conduct and the supervision of our clinical trials. We expect that these expenses will decrease in the near future given our decision to discontinue our clinical programs. We cannot determine with certainty the duration and completion costs of the closing of our current clinical trials, nor can we determine as well as for IP monetization or if, when, or to what extent we will generate revenue from the sublicensing and sale of any of our current and future IP licenses.

We may never succeed in achieving sublicensing of our IP portfolio or preclinical outcomes. We cannot reasonably estimate the time and costs necessary to complete the development of our sublicensing models and preclinical assets or the period, if any, in which we will generate revenue. The duration, costs and timing of sublicensing our IP will depend on a variety of factors, including:

•	The expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights;

•	Third parties’ clinical trials of product candidates that sublicense our IP;

•	The terms and timing of regulatory approvals of third parties’ product candidates that license our IP;

•	The ability of third parties to market, commercialize and achieve market acceptance of third parties’ product candidates that license our IP; and

•	The number, the design and the size of the clinical trials required by the regulatory authorities to seek marketing approval.

A change in the outcome of any of these variables with respect to the development of our sublicence models that we are developing could mean a significant change in the costs and timing associated with the development of such models.

Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials.

We have not received regulatory approval from the FDA, EMA or any other regulatory authority to market any of our product candidates for which we discontinued the clinical programs.

In September 2022, Celyad Oncology’s Manufacturing Business Unit (including the existing facility and all related personnel), in Mont-Saint-Guibert, Belgium, was sold to Cellistic for a total consideration of €6.0 million. For the periods presented in this Annual Report, the manufacturing expenses included the costs to manufacture our product candidates, combined with the costs associated with the process of developing such product candidates, including the scale-up and the automation of such processes. These costs were mainly comprised of the production of raw material and supplies, maintenance and calibration of equipment and the rental of Good Manufacturing Practices laboratory facilities. Raw materials were the main component of the cost of production of product candidates.

As a result of the sale of our Manufacturing Business Unit, we terminated the lease of our production facility from a real estate company that was contracted through our wholly owned subsidiary, Biological Manufacturing Services SA.

Manufacturing expenses were mostly driven by the number and the size of clinical trials that we were conducting on our drug product candidates. We expect these expenses to decrease significantly in the near future as our clinical trials have been discontinued and our Manufacturing Business Unit has been sold.

General and administrative expenses

Our general and administrative expenses consist primarily of salaries, fees and other share-based compensation costs for personnel in executive, finance and accounting, people, communication and legal functions. It also includes costs related to professional fees for auditors and lawyers, consulting fees and insurances not related to research and development operations, and fees related to functions that are outsourced by us such as information technology, or IT. Our general and administrative expenses are expected to decrease in the near future due to our reorganization aligned with the needs of our new strategy.

Change in fair value of the contingent consideration and other financial liabilities

For the periods presented in this Annual Report, our change in fair value of the contingent consideration and other financial liabilities mainly refer to non-cash expenses relating to liability remeasurement required by IFRS.

Impairment of Oncology intangible assets

For the periods presented in this Annual Report, our impairment of oncology intangible assets mainly refers to the assessment made at each reporting date to estimate whether there is an indication that an asset may be impaired, unless there are indications of impairment at other points throughout the period.

Other income

For the periods presented in this Annual Report, our other income is primarily generated from:

(i)	Recoverable cash advances (“RCAs”);

(ii)	Other governments grants;

(iii)	R&D tax credits; or

(iv)	The gain on sale of our Manufacturing Business Unit activities.

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

Since inception through December 31, 2022, we have received subsidy RCAs totaling €37.1 million. In 2023 and beyond, the Group will have to make exploitation decisions on the remaining RCAs (agreements numbered 8212, 8436 and 8516).

Other Government Grants

Since inception, we have also received other types of grants from European Commission, Federal Belgian Institute for Health Insurance Inami and Walloon Region authorities and we expect to continue to apply for such grants (EU framework programs for research and development, investment subsidies, sales-promotion subsidies, etc.). These grants are used to partially finance early stage projects such as fundamental research, applied research and prototype design.

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

Since inception through December 31, 2022, we have received government grants totaling €5.0 million.

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

Collection of the research and development tax credits since 2021 is totaling €1.4 million.

Gain on sale of our Manufacturing Business Unit activities

Gain on sale of CTMU activities results from the terms of the asset purchase agreement signed in September 2022 between Celyad Oncology and Cellistic under which Cellistic agreed to acquire Celyad Oncology’s Manufacturing Business Unit for a total consideration of €6.0 million. The book value of assets sold to Cellistic was €0.6 million and allocated goodwill totaled €0.2 million.

Other expenses

For the periods presented in this Annual Report, our other expenses mainly refer to:

i.	Non-cash expenses relating to liability remeasurement required by IFRS on the amortized cost remeasurement of the recoverable cash advances liability;

ii.	Loss on disposals of Property, plant & equipment and intangible assets; or

iii.	Amendment fees on license agreements.

Finance income

Finance income relates to interest income earned on bank accounts and from currency exchange rate differences. Our cash and cash equivalents have been deposited primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a modest amount of interest income. Given the level of market interest rates for corporate deposits of short-term maturities, the Group has not invested in short-term deposits over the years 2022 and 2021.

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

Comparisons for the Years Ended December 31, 2022 and 2021

Revenues

Our license and collaboration agreements have generated no revenue in 2022 and 2021.

Cost of sales

No operations qualify for such a presentation for the year ended December 31, 2022 and comparative period.

Research and development expenses

(€‘000)	For the year ended December 31,
	2022	2021
Employee expenses	9 062	9 475
Clinical study costs	4 280	4 000
Preclinical study costs	1 233	2 473
Depreciation	1 231	1 276
IP filing and maintenance fees	831	353
Rent and utilities	610	670
Share-based payments	425	644
Process development and scale-up	396	770
Consulting fees	320	568
Travel & Living	126	85
Others	415	459

Total R&D expenses	18 928	20 773

The Research and Development expenses include pre-clinical, manufacturing, clinical, quality, intellectual property and regulatory expenses and other research and development expenses, which are aggregated and presented as a single line in the Company’s consolidated financial statements.

Bottom-line, the R&D expenses show a year-over-year decrease of €1.8 million. The decrease in the Company’s R&D expenses is primarily driven by:

•	The decrease of employee expenses mainly related to movement of employees through the year ended December 31, 2022 to support the Group’s reorganization around preclinical and clinical programs;

•

The increase on clinical study costs mainly due to the new provision for onerous contracts for a total amount of €2.2 million in order to cover the contractual obligations after the Group’s decision to discontinue the development of its remaining clinical programs in December 2022;

•

The decrease of preclinical activities after the Group’s decision to adopt and implement over the last few months of the year 2022 the new business strategy to focus on discovery research in areas of expertise where it can leverage the differentiated nature of its platforms;

•

The increase on IP filing and maintenance fees in line with the new business strategy which has been adopted and implemented over the last few months of the year 2022 to focus on maximizing the Group’s intellectual property (IP) portfolio;

•

The decrease of the expenses associated with the share-based payments (non-cash expenses) related to the warrants plan offered to the employees, managers and directors, mainly related to the decrease in the fair market value of stock options issued in 2022; and

•

The decrease of process development costs after the Group’s decision to adopt and implement over the last few months of the year 2022 the new business strategy to focus on discovery research and discontinue the development of clinical programs.

General and administrative expenses

(€‘000)	For the year ended December 31,
	2022	2021
Employee expenses	3 801	3 575
Consulting fees	2 870	2 254
Insurances	1 967	1 642
Share-based payments	1 199	1 529
Communication & Marketing	239	434
Depreciation	209	243
Travel & Living	115	31
Rent	109	50
Post-employment benefits	(55)	(7)
Other	92	157

Total General and administration	10 546	9 908

General and Administrative expenses were €10.5 million in 2022 as compared to €9.9 million in 2021, an increase of €0.6 million. This increase primarily relates to the increase in insurances costs (D&O insurance principally) and consulting fees associated with legal and capital raise opportunities have been partially compensated by the decrease of expenses associated with share-based payments (non-cash expenses) related to the warrants plan offered to the employees, managers and directors, mainly related to the decrease in the fair market value of stock options issued in 2022.

Change in fair value of contingent consideration and impairment of Oncology intangible assets

(€‘000)	For the year ended December 31,
	2022	2021
Change in fair value of contingent consideration	14 679	847

Total Change in fair value of contingent consideration	14 679	847

(€’000)	For the year ended December 31,
	2022	2021
Impairment of Oncology intangible assets	(35 084)	—

Total Impairment of Oncology intangible assets	(35 084)	—

The fair value adjustment (€14.7 million) relating to the contingent consideration and other financial liabilities for the year ended December 31, 2022, is mainly driven by the full reversal of the liability. This liability is a result of business combination accounting (IFRS3) which requires the liability to be recorded unless the possibility of any outflow is remote. Due to the early stage of the implementation of the Celyad 2.0 strategy and the fact no firm sublicence contract nor collaboration contract was concluded as of December 31, 2022, Management had to recognize that significant uncertainty exists on the timing and amount of the new strategy outcomes and therefore concluded that, as of December 31, 2022, the possibility of any cash flow is remote regarding accounting standards definition. Management, to comply with the accounting standards, had to conclude on the full reversal of the contingent consideration and other financial liabilities associated to the potential future payments due to Celdara Medical, LLC and Dartmouth College associated to the Group’s immuno-oncology platform at December 31, 2022, along with impairment of €35.1 million of related intangible assets

This accounting conclusion, which reflects a picture of the situation at December 31, 2022, doesn’t affect the Management’s commitment to continue the exploitation of these IPs in its new Celyad 2.0 strategy. As soon as a future event (such as a firm sublicense or collaboration contract) will increase the probability of revenue, Management will estimate the reversal of the impairment which will be limited so that the carrying amount of the asset does not exceed its recoverable amount along with the remeasurement of the related contingent liability.

Other income and expenses

Other income

(€‘000)	For the year ended December 31,
	2022	2021
Grant income (RCAs)	1 137	2 731
Grant income (Other)	910	1 448
Remeasurement of RCAs	1 447	—
R&D tax credit	462	687
Gain on sale of CTMU activities	5 187	—
Remeasurement of Leases	169	—
Other	48	43

Total Other Income	9 360	4 909

Our other income is mainly associated with grants received from the Walloon Region mainly in the form of recoverable cash advances (RCAs) and R&D tax credit income:

•

Grant income (RCAs): additional grant income has been recognized in 2022 on grants in the form of recoverable cash advances (RCAs) for contracts numbered 8212, 8436 and 1910028. In accordance with IFRS standards, the Company has earned grants for the period amounting to €1.6 million, out of which €0.5 million is accounted for as a financial liability and the remaining €1.1 million as a grant income. The decrease compared to December 31, 2021, is mainly associated with the decrease on additional grant income recognized on these conventions due to advancement of the subsidized programs;

•

The remeasurement income on the recoverable cash advances (RCAs) of €1.4 million for the year 2022 is mainly related to the Group decision to discontinue its remaining clinical programs, while the remeasurement on the recoverable cash advances (RCAs) was an expense for the year ended December 31, 2021;

•

Grant income (Others): additional grant income has been recognized in 2022 on grants received from the regional government (contract numbered 8516), not referring to RCAs and not subject to reimbursement. The decrease compared to December 31, 2021 is mainly due to grant income recognized on grants received from the Federal Belgian Institute for Health Insurance Inami (€0.3 million) for which no revenue has been recognized in 2022 and from the regional government (contracts numbered 8066 and 8516 for €1.1 million) as the convention 8066 has been closed in 2021.

•

R&D tax credit: the current year income decreased compared to December 31, 2021 due to lower eligible expenses on clinical activities and prioritization of discovery research in areas of expertise where it can leverage the differentiated nature of the Group’s platforms;

•

Gain on sale of CTMU activities results from the terms of the asset purchase agreement between Celyad Oncology and Cellistic under which Cellistic agreed to acquire Celyad Oncology’s Manufacturing Business Unit for a total consideration of €6.0 million. The book value of assets sold to Cellistic was €0.6 million and allocated goodwill totaled €0.2 million; and

•

Remeasurement of leases: results from the difference between the decrease in the lease liability and the decrease in the right-of-use asset both primarily driven by the termination of leases associated to CTMU facilities and the termination of the current lease associated to the corporate offices before their relocation in 2023.

Other expenses

(€‘000)	For the year ended December 31,
	2022	2021
Clinical Development milestone payment	—	—
Remeasurement of RCAs	—	328
Loss on disposals of Property, plant & equipment	132	1
Loss on disposals of Intangible assets	58	—
Amendment fees on license agreement	—	1 104
Other	149	33

Total Other Expenses	339	1 466

The decrease of the Company’s other expenses is mainly related to the amendment fees on license agreement with Dartmouth for €1.1 million in 2021, while there has been no such amendment in 2022.

Operating loss

For the year ended December 31, 2022, the loss from operations amounted to €40.9 million versus €26.4 million in 2021 for the reasons stated above.

Financial income and financial expenses

(€’000)	For the year ended December 31,
	2022	2021
Interest finance leases	150	217
Interest on overdrafts and other finance costs	33	21
Interest on RCAs	14	17

Finance expenses	198	255

Finance income on the net investment in lease	11	26
Interest income bank account	1	1
Foreign Exchange differences	173	5
Other financial income	—	112

Finance income	185	144

Net Financial Result	(13)	(111)

Financial results refer mainly to interest on finance leases compensated by net gain on foreign exchange rate difference due to USD revaluation.

Income taxes

As we incurred losses in all the relevant periods, we had no taxable income and therefore incurred no significant corporate taxes.

Loss for the year

As a result of the foregoing, the net loss for the financial year 2022 amounts to €40.9 million, compared to a net loss of €26.5 million for the prior year for the reasons stated above.

B. Liquidity and Capital Resources

We have financed our operations since inception through several private placements of equity securities, several contributions in kind, an initial public offering on Euronext Brussels and Paris, an initial U.S. public offering on Nasdaq, follow-on offerings on Euronext and Nasdaq, and non-dilutive governmental support.

Through December 31, 2022, the total gross proceeds of the placement of our securities amounted to €338.3 million and total non-dilutive funding amounted to €43.5 million. For information on our use of and policies regarding financial instruments, please see Note 3 and Note 23 included in our consolidated financial statements appended to this Annual Report.

The table hereunder summarizes our sources and uses of cash for the years ended December 31, 2022, 2021, and 2020.

	For the years ended December 31,
(€’000)	2022	2021	2020
Cash used in operating activities	(28 010)	(26 643)	(27 665)
Cash from/(used in) investing activities	7 202	(126)	157
Cash flows from financing activities	3 241	39 521	5 396

Net increase/(decrease) in cash and cash equivalents	(17 567)	12 752	(22 112)

Comparison between 2022 and 2021

The cash outflow resulting from operating activities amounted to €28.0 million for the year ended December 31, 2022, which is in line with the €26.6 million for the year ended December 31, 2021.

The increase in cash inflow from investing activities is primarily due to:

•	Proceeds from the sale of Manufacturing Business Unit to Cellistic for a gross amount of €6.0 million; and

•

Proceeds from the sales of short-term investments associated to the sales of Mesoblast shares obtained on January 17, 2022, after the Group entered into an amendment with Mesoblast to convert the license into non-exclusive whereby consideration of $1,5 million was agreed to be paid by Mesoblast in Mesoblast ordinary shares.

The decrease in cash inflow from financing activities is primarily due to the decrease in the proceeds from capital raise as no capital increase occurred in 2022 while the proceeds from capital raise reached an amount of €36.6 million in 2021.

Cash and Funding Sources1

Over the last three years, we obtained new financing mostly through the issuance of our shares. A summary of our funding activities is as follows:

(€’000)	Total	Equity capital	Finance leases	Loans
2020	—	—	—	—
2021	36 568	36 568	—	—
2022	—	—	—	—

Total financing	36 568	36 568	—	—

[1]

The uncertainly raised by the COVID-19 pandemic and war in Ukraine not impacting our corporate cash flow, capital resources and liquidity. For additional information on COVID-19 pandemic and war in Ukraine updates, refer to note 2.

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

No warrants were exercised for equity capital proceeds in 2022, 2021 and 2020.

In 2022, 2021 and 2020, our capital expenditures have been financed mainly by cash and cash equivalents.

Amounts received from the Walloon Region, booked as advances repayable, correspond to funding received under several RCAs, dedicated to supporting specific development programs related to CAR T platform, THINK and DEPLETHINK (for CYAD-01), CYAD-02, CYAD-101, CYAD-203, CYAD-211 clinical studies, new engagers and C-Cathez at the end of 2022.

The changes in the advances repayable balance recorded in 2022, 2021 and 2020 are summarized in the table below:

(€’000)
Balance of January 1, 2020	4 485

+ liability recognition	1 284
- repayments	(246)
+/- other transactions including change of fair value	(933)
Balance at December 31, 2020	4 591

+ liability recognition	1 575
- repayments	(280)
+/- other transactions including change of fair value	328
Balance at December 31, 2021	6 213

+ liability recognition	485
- repayments	(230)
+/- other transactions including change of fair value	(1 447)
Balance at December 31, 2022	5 021

Capital Expenditures

We do not capitalize our research and development expenses until we receive marketing authorization for the applicable product candidate. Accordingly, all clinical, research and development spend related to the development of our CAR T product candidates and allogeneic platform have been accounted for as operating expenses for the current year 2022, like for prior years.

Our capital expenditures, excluding impact of recognition of right-of-use assets, were €0.1 million, €0.3 million and €0.2 million for the years ended December 31, 2022, 2021 and 2020 respectively.

We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance its research and development programs and will relocate its corporate offices in another location in Belgium through the year 2023.

The non-current assets are detailed in the following table.

	As of December 31,
(€’000)	2022	2021	2020
Goodwill and Intangible assets	864	36 168	36 171
Property, plant and equipment	309	3 248	4 119
Other non-current assets	3 718	6 235	6 089
Total	4 891	45 651	46 379

The decrease in non-current assets observed at year-end 2022 compared to year-end 2021, is primarily the result of:

•

As of December 31, 2022, Management, to comply with the accounting standards, had to conclude on the recognition of a full impairment loss on the remaining value of the goodwill, on the IPR&D and on the Exclusive Agreement for Horizon Discovery’s shRNA Platform, which mainly explains the decrease of €35.3 million on Goodwill and Intangible assets;

•	A decrease of €2.9 million on Property, plant and equipment mainly relates to equipment and furniture sales and depreciation after the transactions occurred with Cellistic; and

•	A decrease in Other non-current assets mainly related to the settlement of the receivable to collect from Mesoblast in January 2022.

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

(€‘000)	Total	Less than one year	One to three years	Three to five years	More than five years
As at December 31, 2022
Lease liabilities (undiscounted)	259	141	118	—	—
Bank loan	—	—	—	—	—
Pension obligations	13	—	—	—	13
Advances repayable (current and non-current)	5 021	437	640	637	3 307

Total financial liabilities	5 293	578	758	637	3 320

Operating Capital Requirements

As of December 31, 2022, we had cash and cash equivalents of €12.4 million and no short-term investments. We project that our existing cash and cash equivalents should be sufficient to fund operating expenses and capital expenditure requirements into the fourth quarter of 2023.

After due consideration of detailed budgets and estimated cash flow forecasts for the years 2023 and 2024, we project that our existing cash and cash equivalents will not be sufficient to fund its estimated operating and capital expenditures over at least the next 12 months from the date that the financial statements are issued.

We are currently evaluating different financing options to obtain the required funding to extend our cash runway beyond 12 months from the date the financial statements are issued. Financing options may include, but are not limited to, the public or private sale of equity, debt financings or funds from other capital sources, such as collaborations, strategic alliances and partnerships, or licensing arrangements with third parties. However, there can be no assurance that we will be able to secure additional financing, or if available, that it will be sufficient to meet our needs or available on favorable terms indicating a material uncertainty exists about our ability to continue as a going concern.

We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. In any event, we will require additional capital to pursue preclinical activities and develop our IP assets and enter into partnerships with outside parties.

Until we can generate a sufficient amount of revenue from our IP assets, if ever, we expect to finance our operating activities through a combination of equity offerings, debt financings, government, including RCAs and subsidies, or other third-party financings and collaborations. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development of one or more of our preclinical activities and IP assets. If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to our existing shareholders, increased fixed payment obligations and these securities may have rights senior to those of our ordinary shares. If we incur indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of trends, see “Item 4.B.—Business Overview,” “Item 5.A.—Operating Results” and “Item 5.B.—Liquidity and Capital Resources.”

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

A meeting of the Board of Directors is validly constituted if at least half of its members are present in person or represented at the meeting. If that quorum is not met, a new board meeting may be convened by any director to deliberate and decide on the matters on the agenda of the board meeting for which a quorum was not met, provided that at least two members are present. Meetings of the Board of Directors are convened by the Chairperson of the Board or by at least two directors, whenever our interest so requires. In principle, the Board of Directors will meet at least four times per year.

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

At the date of this Report, the Board of Directors consists of 7 members, one of which is an executive director (with daily management authority) and 6 of which are non-executive directors, including three independent directors. The Board of Directors is composed of 4 men and 3 women.

Name	Position	Term	Board Committee Membership
Mel Management SRL (1)	Executive Director	2025
Serge Goblet	Non-executive director	2024
Christopher LiPuma (2)	Non-executive director	2024	Member of the Nomination and Remuneration Committee
Hilde Windels	Independent director	2026	Chair of the Board Member of the Audit Committee and Chair of the Nomination and Remuneration Committee
Ami Patel Shah (3)	Non-Executive Director	2024
Dominic Piscitelli	Independent Director	2024	Chairman of the Audit Committee and member of the Nomination and Remuneration Committee
Marina Udier	Independent Director	2025	Member of the Audit Committee

(1)	Represented by Michel Lussier.
(2)	Christopher LiPuma has been elected as Board member as of January 20, 2022, in replacement of RAD Lifesciences BV who resigned from the Board on January 14, 2022.
(3)	Ami Patel Shah has been elected as Board member on December 7, 2021 in replacement of Maria Koehler who has resigned from the Board of Directors on August 5, 2021.

The following paragraphs contain brief biographies of each of the directors, or in case of legal entities being director, their permanent representatives, with an indication of other relevant mandates as member of administrative, management or supervisory bodies in other companies during the previous five years.

Hilde Windels serves as Chair of the Board of Directors since June 2022. Hilde Windels is an advisor in the life sciences industry. She brings over 20 years of experience in biotech with a track record of business and corporate strategy, building and structuring organizations, private fundraising, mergers and acquisitions and public capital markets. Ms. Windels has worked as Chief Financial Officer for several biotech companies, amongst those Belgium based molecular Dx company Biocartis where she started as Chief Financial Officer CFO in 2011. She transitioned to the co-Chief Executive Officer role in 2015 and became interim Chief Executive Officer in 2017. She took up the CEO role of MyCartis in early 2018 and of its spin-out Antelope Dx mid-2019. Ms. Windels is a member of the board of directors of Erytech, GIMV and MdxHealth. She holds a Master’s Degree in Economics (Commercial Engineer) from the University of Leuven (Belgium).

Michel Lussier is ad interim Chief Executive Officer of the Company. Mr. Lussier co-founded Cardio3 Biosciences SA the company which became Celyad SA. Mr. Lussier currently serves also on several Boards of Directors: iSTAR Medical SA and Gabi Smart Care SA as Chairman, Occlutech AG as board member. Previously, Mr. Lussier founded MedPole SA and its North American affiliate Medpole LTD, a Medtech and cell therapy incubator for start-up companies, serving as CEO until July 2020. From May 2014 and until September 2020, Mr. Lussier also served as the CEO of Metronom Health Inc, an early stage medical device company founded by Fjord Ventures, where he also acted as a management consultant. Mr. Lussier served as a member of the Board of Directors of Biological Manufacturing Services SA until 2017. Prior to that, from 2002 to 2013, he worked for Volcano Corporation, where he served in global leadership positions. Mr. Lussier started his career with Medtronic where he held a number of technical, marketing, sales then general management roles. Mr. Lussier obtained a Bachelor of Sciences degree in Electrical Engineering and Master’s Degree in Biomedical Engineering at the University of Montreal. He also holds an MBA from INSEAD, France.

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

The Executive Committee consists of the Chief Executive Officer, or CEO (who is the chairman of the Executive Committee), the Vice President of Finance and Administration (VP Finance), the Director of R&D, the Head of IP, the Head of Legal and the Vice President Human Resources.

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

The members of the Executive Committee must provide the Board of Directors with information in a timely manner, if possible, in writing, on all facts and developments concerning the Company that the Board of Directors may need in order to function as required and to properly carry out its duties. The CEO (or, in the event that the CEO is not able to attend the Board of Directors’ meeting, the VP Finance & Administration, in the event that the VP Finance & Administration is not able to attend the Board of Directors’ meeting, another representative of the Executive Committee) must report at every ordinary meeting of the Board of Directors on the material deliberations of the previous meeting(s) of the Executive Committee.

The following table sets forth the members of the Executive Committee who have performed during 2022.

Name	Function	Year of birth
Filippo Petti(1)	Chief Executive Officer and Chief Financial Officer	1976
Mel Management SRL, represented by Michel Lussier	Chief Executive Officer	1956
Charles Morris(2)	Chief Medical Officer	1965
NandaDevi SRL, represented by Philippe Dechamps(3)	Chief Legal Officer and Corporate Secretary	1970
MC Consult SRL, represented by Philippe Nobels	Chief Human Resources Officer	1966
ImXense SRL, represented by Frederic Lehmann(4)	Vice President Clinical Development & Medical Affairs	1964
Stephen Rubino(5)	Chief Business Officer	1958
David Gilham(6)	Chief Scientific Officer	1965
F&C Consulting SRL, represented by David Georges	Vice President Finance and Administration	1976
Eytan Breman	Director Research and Development	1980
Hannes Iserentant	Head of IP	1978
An Phan	Heal of Legal	1975

(1)	The collaboration between the Company and Filippo Petti was terminated on June 24, 2022.

(2)	The mandate of Chief Legal Officer of NandaDevi SRL was terminated on October 31, 2022 but NandaDevi continues his mandate as Corporate Secretary since November 1, 2022

(3)	The collaboration between the Company and ImXense SRL was terminated on July 29, 2022.

(4)	The collaboration between the Company and Stephen Rubino was terminated on April 1, 2022.

(5)	The collaboration between the Company and David Gilham was terminated on June 24, 2022.

The following paragraphs contain brief biographies of each of the current members of the Executive Committee or in case of legal entities being a member of the Executive Committee or key manager, their permanent representatives.

Michel Lussier (representative of Mel Management SRL), CEO ad interim – reference is made to section “2.2.1. Composition of the Board of Directors”.

David Georges (representative of F&C Consulting SRL), brings more than 20 years of experience in the life sciences industry holding various financial and administration roles. David first joined Celyad Oncology in January 2019 as Finance Director and was appointed VP of Finance and Administration in June 2022. He started his career in the bank and insurance sector working for Axa Royale Belge and the Citibank’s EMEA headquarters, where he had the opportunity to evolve in different financial roles including accounting, tax and financial consolidation. From there, he worked as a financial manager for the pharmaceutical Merck KGaA where he held responsibilities for financial controlling, procurement and supply chain as well as holding an active role on the finance integration of acquired company Serono. Before joining Celyad Oncology, David served as Finance and Administration Director and then CFO of DIAsource ImmunoAssays, a privately held Belgian infectious disease company where he played a key role in M&A activities with AnteoTech and Biovendor. David holds a bachelor’s degree in Economy and a postgraduate degree in Finance from the University of Louvain.

Philippe Nobels (representative of MC Consult SRL), serves as Vice President of Human Resources of the Company. He started his career at Price Waterhouse (now PricewaterhouseCoopers) as auditor in 1989. He also went in rotational assignment in Congo during 2 years on consulting missions for the World Bank. In 1995, he joined Fourcroy as plant controller. Then, he joined Dow Corning in 1997 where he held different positions in Finance and Human Resources. He led the HR operations in Europe, became the HR manager for Dow Corning in Belgium, and HR Business Partner for the sales and marketing functions globally. As a member of the sales and marketing Leadership teams, he contributed to Dow Corning’s major transformation initiatives to increase organizational effectiveness, employees’ engagement & performance as well as Business results. Mr. Nobels holds a Master’s Degree in Economics from the University of Namur.

Eytan Breman, first joined Celyad Oncology as a R&D Project Leader in 2015 and has also held positions as a senior scientist and R&D Manager of the discovery group at the Company. As of June 2022, Eytan became Head of R&D, heading the implementation of our research and development strategy for both the current and future CAR T therapies we are developing. Prior to working at Celyad Oncology, he started his career as an engineer in the laboratory of immunology at the academic hospital of Maastricht in 2007. He then obtained a Masters in Biopharmaceutical Sciences from the University of Leiden and a PhD in transplant immunology from the University of Antwerp. He was awarded The Anthony P. Monaco Award for his work in the transplant field in 2014.

Hannes Iserentant, serves as Head of Intellectual Property (IP) of the Company. He first joined Celyad Oncology as IP Director in 2016 and has held positions including Senior Director of IP and Senior Director of R&D at the Company. He started his IP career in private practice at Bird Goën & Co as a member of the life sciences team before moving to VIB, a research institute active in all areas of life sciences. He was a founding member of VIB’s technology watch team involved in identifying and securing access to early stage, emerging technologies. From 2013 to 2016, he was appointed as a member of the “Expert Group on the development and implications of patent law in the field of biotechnology and genetic engineering” for the European Commission. Mr. Iserentant holds a PhD in Biomedical Sciences from Ghent University and is a qualified European Patent Attorney.

An Phan, joined Celyad Oncology in September 2021 as Senior Legal Director and was appointed as Head of Legal in July 2022. An brings more than 20 years of legal experience with a strong focus on Life Sciences and Compliance, as well as a proven record of providing strategically sound counsel in highly regulated businesses. An began her law career in international law firms. In 2004, she joined Johnson & Johnson as Senior Legal Counsel providing legal support to all J&J businesses mainly in the Middle East and Africa. Seven years later, An served as Legal Director EMEA for St. Jude Medical for eight years, where she was supporting the whole region of Europe, Middle East and Africa. Following the acquisition of St. Jude Medical by Abbott, An moved to Hill-Rom as Compliance Director Europe & MEATI located in Amsterdam. Prior to Celyad, An worked as General Counsel for De Smet SA Engineering & Contractors in Belgium supporting their operations worldwide. An holds a Master in Laws from the UCLouvain (Belgium) and a postgraduate certification in International and European Tax Law from the “Ecole Supérieure des Sciences Fiscales” (Brussels, Belgium).

Family Relationships

There are no family relationships among any of the members of our Executive Committee or directors.

B. Compensation

The aggregate compensation paid and benefits in kind granted by us to the current members of our Executive Committee and directors, including share-based compensation, for the year ended December 31, 2022, was €4.48 million. For the year ended December 31, 2022, approximately €53,000 of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to members of our Executive Committee.

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

The remuneration policy is based on the following fixed components:

(a)

A fixed fee, consisting of a base fee and an additional fee if the non-executive director is the Chairman of the Board or any of its Committees or if the non-executive Director is a member of a Board Committee; and

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

On October 5, 2022, we issued 323,700 subscription rights under the terms and conditions approved by the shareholders at the meeting held on May 5, 2022.

We do not plan to amend the principles driving our remuneration policy in the near future and in particular in the next two financial years.

As of December 31, 2022, there are no loans outstanding from us to any member of the Board of Directors.

There are no employment or service agreements that provide for notice periods or indemnities between us and any member of the Board of Directors who is not a member of the Executive Committee.

The following table sets forth the fees received by our non-executive Directors for the performance of their duties as a Board Member, during the year ended December 31, 2022:

Name	Fees Earned (€)
Michel Lussier	45 500
Serge Goblet	30 000
Chris Buyse	36 000
Hilde Windels	81 000
Dominic Piscitelli	69 500
Marina Udier	49 500
Chris Li Puma	42 000
Ami Patel Shah	28 500
Total	382 000

The table below provides an overview of the warrants held by the non-executive directors as of December 31, 2022.

	Warrant Awards
Name	Number of Ordinary Shares Underlying Warrants	Warrant Exercise Price in euros	Warrant Expiration Date
Michel Lussier	10 000	22.04	December 31, 2024
	10 000	8.16	December 31, 2024
	10 000	8.80	December 31, 2025
	10 000	6.73	December 31, 2027
	10 000	6.49	December 31, 2028
	10 000	3.75	December 31, 2028
	10 000	2.14	December 31, 2029
Serge Goblet	10 000	22.04	December 31, 2024
	10 000	8.16	December 31, 2024
	10 000	5.97	December 31, 2025
	10 000	6.73	December 31, 2027
	10 000	3.75	December 31, 2028
Hilde Windels	10 000	22.04	December 31, 2023
	10 000	8.16	December 31, 2024
Piscitelli Dominic	10 000	7.93	December 31, 2025
	10 000	6.73	December 31, 2027
	10 000	6.49	December 31, 2028
	10 000	3.75	December 31, 2028
	10 000	2.14	December 31, 2029
Marina Udier	10 000	6.73	December 31, 2027
	10 000	6.49	December 31, 2028
	10 000	3.75	December 31, 2028
	10 000	2.14	December 31, 2029

Total	230 000

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

No loans, quasi-loans or other guarantees were granted to members of our Executive Committee during the year ended on December 31, 2022.

The following table sets forth information concerning the aggregate compensation earned during the year ended December 31, 2022, by the other members of our Executive Committee, including the CEO.

Compensation (in kEuros)
Fixed remuneration (gross)	2 061
Variable remuneration (short-term)	233
Fixed fee	912
Variable fee	289
Pension/Life	53
Other benefits	142

Total	3 690

The table below provides an overview of the warrants held by the members of our Executive Committee as of December 31, 2022.

	Warrant Awards
Name	Number of Ordinary Shares Underlying Warrants	Warrant Exercise Price in euros	Warrant Expiration Date
Michel Lussier[1]	300 000	1.64	December 31, 2029
Philippe Nobels[2]	10 000	22.04	December 31, 2024
	20 000	8.16	December 31, 2024
	20 000	5.97	December 31, 2025
	10 000	6.49	December 31, 2028
	20 000	3.75	December 31, 2028
	30 000	1.64	December 31, 2029
Charles Morris	125 000	5.42	December 31, 2028
	20 000	3.75	December 31, 2028
	30 000	2.14	December 31, 2029
David Georges[3]	3 000	18.10	December 31, 2024
	5 750	8.16	December 31, 2024
	7 000	5.97	December 31, 2025
	5 000	6.73	December 31, 2027
	7 000	6.49	December 31, 2028
	7 000	3.75	December 31, 2028
	9 700	2.14	December 31, 2029
An Phan	5 000	3.75	December 31, 2028
Hannes Iserentant	5 000	32.60	November 4, 2025
	3 000	21.16	December 31, 2023
	7 000	18.10	December 31, 2024
	15 000	8.16	December 31, 2024
	5 000	5.97	December 31, 2025
	5 000	6.73	December 31, 2027
	7 000	6.49	December 31, 2028
	7 000	3.75	December 31, 2028
Eytan Breman	700	45.05	May 15, 2024
	1 500	34.65	November 5, 2025
	2 000	18.10	December 31, 2024
	2 000	8.16	December 31, 2024
	1 750	5.97	December 31, 2025

TOTAL	696 400

[1]	Michel Lussier personally holds these warrants, although he is the representative of Mel Management SRL, his management company, which has been appointed as Interim Chief Executive Officer.
[2]	Philippe Nobels personally holds these warrants, although he is the representative of MC Consult SRL, his management company, which has been appointed as Chief Human Resources Officer.
[3]

David Georges personally holds these warrants, although he is the representative of F&C Consulting SRL, his management company, which has been appointed as Vice President of Finance and Administration.

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

Warrant Plans

We have created various incentive plans under which warrants were granted to our employees, consultants or directors. This section provides an overview of the outstanding warrants as of December 31, 2022.

Upon proposal of the Board of Directors, the extraordinary shareholders’ meeting approved the issuance of, in the aggregate, warrants giving right to subscribe to shares as follows:

•

On May 6, 2013, warrants giving right to 266,241 ordinary shares. Out of the 266,241 warrants offered, 253,150 Warrants were accepted by the beneficiaries and 2,500 warrants are outstanding as of December 31, 2022.

•

On June 11, 2013, overallotment warrant giving right to a maximum number of shares equal to 15% of the new shares issued in the context of the U.S. initial public offering, i.e., 207,225 shares). The overallotment warrant was exercised on July 17, 2013;

•

On May 5, 2014, warrants giving right to 100,000 shares; a plan of 100,000 warrants was approved. Warrants were offered to Company’s newcomers (employees, non-employees and directors) in several tranches. Out of the warrants offered, 94,400 warrants were accepted by the beneficiaries and 35,698 warrants are outstanding as of December 31, 2022.

•

On November 5, 2015, warrants giving right to 466,000 shares; a plan of 466,000 warrants was approved. Warrants were offered to Company’s newcomers (employees, non-employees and directors) in several tranches. Out of the warrants offered, 353,550 warrants were accepted by the beneficiaries and 79,315 warrants are outstanding as of December 31, 2022.

•

On December 8, 2016, warrants giving right to 100,000 shares; a plan of 100,000 warrants was approved. Warrants were offered to Company’s newcomers (employees, non-employees and directors) in two tranches. Out of the warrants offered, 45,000 warrants were accepted by the beneficiaries and 7,500 warrants are outstanding as of December 31, 2022.

•

On June 29, 2017, warrants giving right to 520,000 shares; a plan of 520,000 warrants was approved. Warrants were offered to employees, non-employees and directors in several tranches. Out of the warrants offered, 334,400 warrants were accepted by the beneficiaries. None are outstanding as of December 31, 2022.

•

On October 26, 2018, warrants giving rights to 700,000 shares; 700,000 warrants have been issued in the framework of the authorized capital. 426,050 warrants were accepted by the beneficiaries, out of which 365,817 warrants are still outstanding as of December 31, 2022.

•

On October 25, 2019, warrants giving rights to 939,500 shares; 939,500 warrants have been issued in the framework of the authorized capital. 602,025 warrants were accepted by the beneficiaries, out of which 529,950 warrants are still outstanding as of December 31, 2022.

•

On December 11, 2020, warrants giving rights to 561,525 shares; 561,525 warrants have been issued in the framework of the authorized capital. 557,050 warrants were accepted by the beneficiaries, out of which 498,883 warrants are still outstanding as of December 31, 2022.

•

On October 11, 2021, warrants giving rights to 777,050 shares; 777,050 warrants have been issued in the framework of the authorized capital. 874,200 warrants were accepted by the beneficiaries, out of which 819,983 warrants are still outstanding as of December 31, 2022;

•

On October 5, 2022, warrants giving rights to 323,700 shares; 323,700 warrants have been issued in the framework of the authorized capital. No warrants were accepted yet by the beneficiaries. None are outstanding as of December 31, 2022.

As a result, as of December 31, 2022 there are 2,339,646 warrants outstanding which represent respectively 9.38% of the total number of all its issued and outstanding shares and 8.57% of the total voting financial instruments.

Issue Date	Term	Number of Warrants Issued[1]	Number of Warrants Granted in number of shares[2]	Exercise Price (in Euros)	Number of Warrants No Longer Exercisable	Warrants exercised	Number of Warrants Outstanding	Exercise periods vested warrants[3]
May 6, 2013	From May 6, 2013 to May 6, 2023	266 241	253 150	2,64	21 050	229 600	2 500	From January 1, 2017 to May 6, 2023 May 2018 for non-employees and to May 6, 2023 for employees
May 5, 2014	From May 16, 2014 to May 15, 2024	100 000	94 400	From 33.49 to 45.05	58 702	—	35 698	From January 1, 2018 to May 15, 2019 for non- employees and to May 15, 2024 for employees
November 5, 2015	From November 5, 2015 to November 4, 2025	466 000	353 550	From 15.90 to 34.65	274 235	—	79 315	From January 1, 2019 to November 4, 2020 for non-employees and to November 4, 2025 for employees
December 12, 2016	From December 9, 2016 to December 31, 2021	100 000	45 000	From 17.60 to 36.81	37 500	—	7 500	From January 1, 2020 to December 31, 2021
May 5, 2017	From July 20, 2017 to July 31, 2022	520 000	334 400	From 31.34 to 48.89	334 400	—	—	From January 1, 2021 to July 31, 2022
October 26, 2018	From October 26, 2018 to October 25, 2023	700 000	426 050	From 9.36 to 22.04	60 233	—	365 817	From January 1, 2022 to December 31, 2023
October 25, 2019	From October 25, 2019 to October 24, 2024	939 500	602 025	From 5.97 to 9.84	72 075	—	529 950	From January 1, 2023 to December 31, 2024
December 10, 2020	From December 10, 2020 to December 9, 2027	561 525	557 050	From 3.72 to 6.81	58 167	—	498 883	From January 1, 2024 to December 31, 2027
October 11, 2021	From October 11, 2021 to October 10, 2028	777 050	874 200	From 1.64 to 3.75	54 217	—	819 983	From January 1, 2025 to December 31, 2028

[1]	Issued under the condition precedent of the warrant effectively being offered and accepted.
[2]	The numbers reflect the number of shares for which the holder of warrants can subscribe upon exercise of all relevant warrants.
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

Nomination and Remuneration Committee

As of the date of this Report, the Nomination and Remuneration Committee is composed of three members: Hilde Windels (Chair), Christopher LiPuma and Dominic Piscitelli.

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

The Nomination and Remuneration Committee must have the necessary expertise as regards the remuneration policy, and this condition is fulfilled if at least one member has had a higher education and has had at least three years of experience in personnel management or in the field of remunerating directors and managers. As of the date of this Annual Report, Hilde Windels (Chair), Christopher LiPuma and Dominic Piscitelli satisfy this requirement.

The CEO has the right to attend the meetings of the Nomination and Remuneration Committee in an advisory and non-voting capacity on matters other than those concerning himself. The Nomination and Remuneration Committee will elect a chairman from amongst its members. The Chair of the Nomination and Remuneration Committee is actually Hilde Windels.

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

D. Employees

As of December 31, 2022, we employed 28 full-time employees, 3 part-time employees, 7 members of the Executive Committee (among them 3 are under management services agreement), and 1 manager under management services agreements. We have never had a work stoppage We consider our relationship with our employees to be good.

The following tables set forth the distribution of our employees, members of the Executive Committee and managers under service agreements by main department and geography for the years ended December 31, 2022, 2021 and 2020.

	At December 31,
	2022	2021	2020
By function:
Clinical & Regulatory, IP, Marketing	16	23	17
Research & Development	12	29	27
Manufacturing /Quality	1	33	32
General Administration	10	18	17
Total	39	103	92
By Geography:
Belgium	34	95	88
United States	5	8	4
Total	39	103	92

E. Share Ownership

For information regarding the share ownership of our directors and executive officers and arrangements for involving our employees in our capital, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2023 for:

•	Each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares;

•	Each member of our board of directors;

•	Each member of our executive committee; and

•	All members of our board of directors and executive committee as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of February 28, 2023. The percentage ownership information shown in the table is based upon 22,593,956 ordinary shares outstanding as of February 28, 2023.

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

NAME OF BENEFICIAL OWNER	SHARES BENEFICIALLY OWNED
5% Shareholders	Number	Percentage
CFIP CLYD LLC (affiliate of Fortress Investment Group)	6 500 000	28.77%
TOLEFI SA	2 295 701	10.16%
Directors and Members of the Executive Management Team
Michel Lussier[1]	156 550	0.69%
Serge Goblet	56 180	0.25%

All directors and members of the executive management team as a group	212 730	0.94%

[1]	Of which 145,150 are ordinary shares and 11,400 are ADSs.

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

As of February 28, 2023, the two main shareholders are CFIP CLYD LLC (who holds 28.77% of the shares and 26.04% of the voting rights) and TOLEFI SA (who holds 10.16% of the shares and 18.39 % of the voting rights). As a consequence, the two main shareholders of the Company hold together 44.43 % of the voting rights attached to the shares of the Company.

As of February 28, 2023, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, we estimate that approximately 6.48% of our outstanding ordinary shares were held in the United States by one registered holder of record. The actual number of holders is greater than these numbers of record holders and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

Change in Ownership of Major Shareholders

Not applicable.

B. Related Party Transactions

Since January 1, 2021, we have not engaged in any transactions with our directors, executive officers and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as its related parties.

As of December 31, 2022, there were no outstanding loans, nor guarantees made by us or our subsidiaries to or for the benefit of any related party.

Transactions with Our Principal Shareholders

We have not engaged in any transactions with our principal shareholders.

Agreements with Our Directors and Members of Our Executive Committee

Management Services Arrangements

Michel Lussier

Mel Management SRL, represented by Michel Lussier, our Interim Chief Executive Officer, was engaged on the basis of a services agreement with an effective date of June 24, 2022 and an indefinite term. Pursuant to this agreement, Mel Management SRL is entitled to an annual fee and an annual grant of warrants.

Philippe Dechamps

NandaDevi SRL, represented by Philippe Dechamps, our former Chief Legal Officer, was engaged on the basis of a services agreement with an effective date of September 1, 2016 and an indefinite term. Pursuant to this agreement, NandaDevi SRL was entitled to an annual fee and Mr. Dechamps was also eligible to receive a bonus capped at 30% of his annual fees, determined in full discretion by the Board of Directors on the basis of the performance of NandaDevi SRL and the company overall. NandaDevi SRL was also eligible to receive warrants. This services agreement was terminated on October 31, 2022, but Mr. Dechamps has continued to serve as our Corporate Secretary since November 1, 2022.

Effective November 1, 2022, NandaDevi SRL was engaged on the basis of a separate services agreement with an indefinite term. Pursuant to this agreement, NandaDevi SRL is entitled to an annual fee.

Philippe Nobels

MC Consult SRL, represented by Philippe Nobels, our former VP Human Resources, was engaged on the basis of a services agreement with an effective date of January 3, 2017 and an indefinite term. Pursuant to this agreement, MC Consult SRL was entitled to an annual fee and was also eligible to receive a bonus capped at 30% of Mr. Nobels’ annual fees, determined in full discretion by the Board of Directors on the basis of the performance of MC Consult SRL and the company overall. MC Consult SRL was also eligible to receive warrants. This services agreement was terminated on February 28, 2023.

David Georges

F&C Consulting SRL, represented by David Georges, our Vice President of Finance and Administration, was engaged on the basis of a services agreement with an effective date of September 28, 2018 and an indefinite term. Pursuant to this agreement, as amended, F&C Consulting SRL is entitled to an annual fee and is also eligible to receive a bonus capped at 30% of Mr. Georges’ annual fees, determined in full discretion by the Board of Directors on the basis of the performance of F&C Consulting SRL and the company overall. F&C Consulting SRL is also eligible to receive warrants.

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

The procedure does not apply to decisions or transactions in the ordinary course of business at customary market conditions, and transactions or decisions with a value of less than 1% of the consolidated net assets of the Company.

In 2022, there was no transaction with affiliates except the termination effective October 1, 2022, of the Interco service contract between the Company and its affiliate Biological Manufacturing Services dated 11 April 2011, following the sale of the Company’s Cell Therapy Manufacturing Unit to Cellistic, the cell therapy development and manufacturing business of Ncardia Belgium BV.

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

On January 8, 2021, we entered into a committed equity purchase agreement (“Purchase Agreement”) for up to $40.0 million with Lincoln Park Capital Fund, LLC (“LPC”), a Chicago-based institutional investor. Over the 24-month term of the Purchase Agreement, we will have the right to direct LPC to purchase up to an aggregate amount of $40.0 million American Depositary Shares (“ADSs”), each of which represents one of our ordinary shares. On January 8, 2023, the Purchase Agreement has been terminated.

For additional information on our material contracts, please see the sections of this Annual Report titled “Item 4.B.—Business Overview—Licensing and Collaboration Agreements” and “Item 7—Major Shareholders and Related Party Transactions.”

On December 2, 2021, we entered into a Subscription Agreement (the “Subscription Agreement”) with CFIP CLYD LLC, an affiliate of Fortress Investment Group, pursuant to which we agreed to sell to Fortress, in an unregistered offering, an aggregate of 6,500,000 ordinary shares at a purchase price of $5.00 per share (the “Private Placement”). The Private Placement closed on December 8, 2021 and resulted in the receipt of gross proceeds of approximately $32,500,000. In connection with the Subscription Agreement, we also entered into a Shareholders’ Rights Agreement (the “Shareholders’ Rights Agreement”) with Fortress, pursuant to which Fortress (i) has the right to select two individuals to be, at Fortress’s option, either members of our Board of Directors (the “Board”) or non-voting observers of the Board, so long as Fortress continues to hold at least 10% of our outstanding ordinary shares; and (ii) received a right of first offer on any new indebtedness to be incurred by us and a pro rata right of first refusal on any new equity securities to be issued by us, as well as customary registration rights. We also granted Fortress certain protective provisions related to our intellectual property portfolio.

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

Based on our past and current projections of our income and assets, we do not conclude that we were a PFIC for the taxable year ended December 31, 2022. A separate factual determination as to whether we are or have become a PFIC must be made each year (after the close of such year). For purposes of the PFIC asset test, the value of our assets will generally be determined by reference to our market capitalization. Since our projections may differ from our actual business results and our market capitalization and value of our assets may fluctuate substantially, we cannot assure you that we were not a PFIC for our taxable year ended December 31, 2022 and that we will not be or become a PFIC in the current taxable year or any future taxable year. Our status as a PFIC also depends on the interpretation of the rules governing the PFIC income and asset tests, which are subject to uncertainty (including with respect to the characterization of income from government grants, for which direct legal authority does not exist).

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

We have not established any formal practice to manage the foreign exchange risk against our functional currency. As of December 31, 2022, we have trade receivables denominated in USD of $0.2 million and had trade payables denominated in USD of $1.4 million.

For the year ended December 31, 2021, we recorded an unrealized foreign exchange gain of €0.01 million arising mainly from our cash and short-term deposits denominated in USD. For the year ended December 31, 2022, we recorded an unrealized foreign exchange gain of €0.2 million arising mainly from our cash and short-term deposits denominated in USD. Foreign exchange rate movements had no material effect on our results for the year ended December 31, 2022. Because of our future potential activities in the United States, our foreign exchange risk may increase in the future.

In 2022, 19.6%, or $5.9 million, of our total costs were expressed in USD. In the same period for 2021 and 2020, our costs expressed in USD were 24.1%, or $10.4 million, and 17.5%, or $6.2 million, respectively. In 2022 and beyond, we expect the proportion of costs expressed in USD will decrease due to decision to discontinue the clinical studies.

Liquidity Risk

We are pursuing a strategy to develop products and platforms that will help our partners to treat medical needs in oncology. Management has prepared detailed budgets and cash flow forecasts for the years 2023 and 2024. These forecasts reflect the new strategy of the Group and include significant expenses and cash outflows estimations in relation to the development of its proprietary technology platforms and intellectual property, partly compensated by grants funding and tax incentives. In performing this assessment, management considered factors that could indicate the presence of material uncertainties that may cast significant doubt upon our ability to continue as a going concern. Factors, among others, considered included: operating losses and absence of any firm commitments for additional financing before the reporting date.

As of December 31, 2022, we had cash and cash equivalents of €12.4 million and no short-term investments. We project that our existing cash and cash equivalents should be sufficient to fund operating expenses and capital expenditure requirements into the fourth quarter of 2023.

After due consideration of detailed budgets and estimated cash flow forecasts for the years 2023 and 2024, we project that our existing cash and cash equivalents will not be sufficient to fund its estimated operating and capital expenditures over at least the next 12 months from the date that the financial statements are issued.

We are currently evaluating different financing options to obtain the required funding to extend our cash runway beyond 12 months from the date the financial statements are issued. Financing options may include, but are not limited to, the public or private sale of equity, debt financings or funds from other capital sources, such as collaborations, strategic alliances and partnerships, or licensing arrangements with third parties. However, there can be no assurance that we will be able to secure additional financing, or if available, that it will be sufficient to meet our needs or available on favorable terms indicating a material uncertainty exists about our ability to continue as a going concern.

After due consideration of the above, the Board of Directors determined that Management has an appropriate basis to conclude on the business continuity over the next 12 months from the date the financial statements are issued, and hence it is appropriate to prepare the financial statements on a going concern basis.

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
15(d)-15(e) under
the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are designed to ensure that information required to be disclosed in the reports that we file or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our Interim Chief Executive Officer and Vice President of Finance and Administration, as appropriate, to allow timely decisions regarding required disclosure. Disclosure controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives.
Our Interim Chief Executive Officer (
principal executive officer
) and Vice President of Finance and Administration (
principal financial officer
) has carried out an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2022. Based on that evaluation, our Interim Chief Executive Officer (
principal executive officer
) and Vice President of Finance and Administration (
principal financial officer
) concluded that our disclosure controls and procedures were effective as of December 31, 2022.
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
Under the supervision and with the participation of our management, including our Interim Chief Executive Officer (
principal executive officer
) and Vice President of Finance and Administration (
principal financial officer
), we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the guidelines established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
The uncertainties raised by the
COVID-19
pandemic and war in Ukraine are not impacting our internal control framework reporting (ICFR). For additional information on
COVID-19
pandemic and war in Ukraine updates, refer to note 2 of our financial statements.
Management identified no material weakness as of December 31, 2022. As a result, we have concluded that our internal control over financial reporting was effective as of December 31, 2022.
Our management, including our Interim Chief Executive Officer (
principal executive officer
) and Vice President of Finance and Administration (
principal financial officer
), believes that the consolidated financial statements contained in this Annual Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS.

Management’s Plan for Remediation
Not applicable.
Attestation Report of the Registered Public Accounting Firm
Not applicable.
Changes in Internal Control Over Financial Reporting
Not applicable.
Limitations on Effectiveness of Controls and Procedures
Our management, including our Interim Chief Executive Officer (
principal executive officer
) and Vice President of Finance and Administration (
principal financial officer
), does not expect that our disclosure controls and procedures or our internal control over financial reporting will provide absolute assurance that all appropriate information will, in fact, be communicated to management to allow timely decisions to be made or prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Additionally, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within us, have been detected or that our control system will operate effectively under all circumstances. Moreover, the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

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
In 2015, we adopted a Code of Business Conduct and Ethics, or the Code of Conduct, that is applicable to all of our employees, members of our Executive Committee and our directors. It was most recently updated on June 25, 2020. The Code of Conduct is on our website at
https://www.celyad.com/en/investors/corporate-governance
. The Audit Committee of our Board of Directors is responsible for overseeing the Code of Conduct and is required to approve any waivers of the Code of Conduct for employees, members of our Executive Committee or our directors.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our independent public accounting firm is EY Réviseurs d’Entreprises / EY Bedrijfsrevisoren SRL/BV, Diegem, Belgium, PCAOB Auditor ID 1467.

EY Réviseurs d’Entreprises / EY Bedrijfsrevisoren SRL/BV or EY has been our Auditor since May 5, 2020, as decided by our shareholders at the Annual General Assembly. Hereunder the fees billed by our Auditors for the last two years:

(€‘000)	Year Ended December 31,
	2022	2021
Audit fees	277	327
Audit-related fees	5	12
Tax fees	2	5
Other fees	7	—
Total	292	344

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
services to the management.
EY Réviseurs d’Entreprises / EY Bedrijfsrevisoren SRL/BV or EY has served as our independent registered public accounting firm since May 2020. Audit fees with respect to 2022 amounted to €277,058. Audit fees are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that EY generally provides, such as consents, comfort letters, reports in accordance with Belgian Company Law and assistance with and review of documents filed with the SEC.
The audit-related fees paid to EY amounted to €4,500 in 2022. The tax fees paid to EY amounted to €1,750 (related to FY2021 tax return and routine on-call
tax services) in 2022. Other fees were paid to EY amounted to €7,000 in 2022. All of the services (100%) paid to EY in 2022 have been pre-approved
by the Audit Committee and in accordance with Regulation
S-X,
Rule
2-01,
paragraph (c)(7)(i), no fees for professional services were approved pursuant to any waivers of the pre-approval
requirement.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
I
n accordance with Belgian Company Law, EY Réviseurs d’Entreprises / EY Bedrijfsrevisoren SRL/BV was appointed to act as our independent registered accounting firm to audit our consolidated financial statements for the fiscal years ending December 31, 2022, 2021 and 2020. This audit mandate will expire in 2023, upon completion of the audit for the period ending December 31, 2022.
In 2023, we invited auditing firms to submit engagement proposals for their services for the next three-year period, covering the years ending December 31, 2023, 2024 and 2025.
On March 10, 2023, our Audit Committee approved the recommendation to our general shareholders meeting of the engagement of BDO Réviseurs d’Entreprises SRL to act as our independent registered public accounting firm for our financial periods beginning as of January 1, 2023. As a result, following completion of the audit of our financial statements as of and for the year ended December 31, 2022, BDO Réviseurs d’Entreprises SRL will become our independent registered accounting firm, subject to approval by shareholders at our general shareholders meeting scheduled for May 5, 2023.
EY Réviseurs d’Entreprises / EY Bedrijfsrevisoren SRL/BV’s reports on our consolidated financial statements for the three-year period ended December 31, 2022 did not contain an adverse opinion or disclaimer of opinion or report, nor was any report qualified or modified as to audit scope or accounting principles, except for an explanatory paragraph in their December 31, 2022 audit opinion relating to our ability to continue as a going concern.
During our two most recent fiscal years, there were no “disagreements” (as that term is described in Item 16F.(a)(1)(iv) of the Instructions to Item 16F.) with EY Réviseurs d’Entreprises / EY Bedrijfsrevisoren SRL/BV, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement, if not resolved to the satisfaction of EY Réviseurs d’Entreprises / EY Bedrijfsrevisoren SRL/BV, would have caused EY Réviseurs d’Entreprises / EY Bedrijfsrevisoren SRL/BV to make a reference to the subject matter of the disagreement in connection with any reports it would have issued.
During our two most recent fiscal years, there were no “reportable events” (as that term is described in Item 16F.(a)(1)(v) of the Instructions to Item 16F.)
We have provided EY Réviseurs d’Entreprises / EY Bedrijfsrevisoren SRL/BV with a copy of the foregoing disclosure, and we have requested that it furnish us with a letter addressed to the SEC stating whether or not it agrees with the above disclosures. A copy of this letter is filed as Exhibit 16.1 to this Form 20-F.
We did not consult BDO Réviseurs d’Entreprises SRL during our three most recent fiscal years or any subsequent interim period regarding (i) the application of accounting principles to a specified transaction, either completed or proposed or the type of audit opinion that might be rendered on our financial statements; or (ii) any matter that was the subject of a disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

ITEM 16G.	CORPORATE GOVERNANCE
Along with our articles of association, we adopted a corporate governance charter in accordance with the recommendations set out in the Belgian Corporate Governance Code 2020, or the CGC, issued on May 9, 2019, by the Belgian Corporate Governance Committee. The CGC is based on a “comply or explain” system; Belgian listed companies are expected to follow the CGC but can deviate from specific provisions and guidelines (though not the principles) provided they disclose the justification for such deviations.
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
We intend to continue to follow Belgian corporate governance practices in lieu of the corporate governance requirements of the NASDAQ Stock Market in respect of the following:

•
Quorum at Shareholder Meetings
. NASDAQ Stock Market Listing Rule 5620(c) requires that for any meeting of shareholders, the quorum must be no less than 33.33% of the outstanding ordinary shares. There is no general quorum requirement under Belgian law for ordinary meetings of shareholders, except in relation to decisions regarding certain matters.

•
Compensation Committee.
NASDAQ Stock Market Listing Rule 5605(d)(2) requires that compensation of officers must be determined by, or recommended to, the Board of Directors for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors. NASDAQ Stock Market Listing Rule 5605(e) requires that director nominees be selected, or recommended for selection, either by a majority of the independent directors or a nominations committee comprised solely of independent directors. Under Belgian law, we are not subject to any such requirements. In particular, we are not required by Belgian law to set up any compensation or nominations committees within our Board of Directors and are therefore not subject to any Belgian legal requirements as to the composition of such committees either. However, our articles of association provide that our Board of Directors may form committees from among its members. Our Board of Directors has set up and appointed a Nomination and Remuneration Committee. Pursuant article 7:100 of the CCA, only a majority of the members of the committee must qualify as independent as defined under article 7:100 of the CCA. Our Nomination and Remuneration Committee is currently comprised of four directors, all of whom are independent in accordance with article 7:100 of the CCA and the NASDAQ rules.

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
through F-73 of this Annual Report.

ITEM 19.	EXHIBITS
The Exhibits listed in the Exhibit Index at the end of this Annual Report are filed as Exhibits to this Annual Report.

Index to Consolidated Financial Statements

Page
Annual Financial Statements for the Years Ended December 31, 2022, 2021 and 2020:
Report of auditor, Independent Registered Public Accounting Firm (EY Réviseurs d’Entreprises / EY Bedrijfsrevisoren SRL/BV, Diegem, Belgium, PCAOB Auditor ID 1467)	F-2
Consolidated Statements of Financial Position as of December 31, 2022 and 2021	F-5
Consolidated Statements of Income (Loss) for the Years Ended December 31, 2022, 2021 and 2020	F-6
Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2022, 2021 and 2020	F-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2022, 2021 and 2020	F-8
Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2022, 2021 and 2020	F-9
Notes to the Consolidated Financial Statements	F-10

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Celyad Oncology SA
Opinion on the Financial Statements
We
have audited the accompanying consolidated statements of financial position of Celyad Oncology SA (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income (loss), comprehensive income (loss)
,
 cash flows, and changes in shareholders’ equity for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board

(IASB).
The Company’s Ability to Continue as a Going Concern
The
accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company projects that its existing cash and cash equivalents will not be sufficient to fund its estimated operating and capital expenditures over at least the next 12 months from the date that the financial statements are issued, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for the sale of cell therapy manufacturing unit

Description of the matter
As described in Note 1 of the consolidated financial statements, in September 2022, the Company completed the sale of its cell therapy manufacturing unit to Ncardia BV (“Ncardia”) for a total cash consideration of €6 million. Under this agreement, Ncardia acquired all assets related to the cell therapy manufacturing unit and all related employees joined Ncardia. Effective January 1, 2023, the Company executed additional agreements with Ncardia under which Ncardia acquired additional fixed assets, such as leasehold improvements and furniture, unrelated to the cell therapy manufacturing unit and separately sub-leased its headquarter building from Ncardia (collectively referred to with the sale of the cell therapy manufacturing unit as “the Transactions”). The Company accounted for the sale of its cell therapy manufacturing unit as a sale of assets and recognized a €5.2 million pre-tax gain.

Auditing the Company’s determination that the sale of its cell therapy manufacturing unit did not meet the criteria of a discontinued operation was complex due to the judgment involved as to whether it represented a separate major line of business. Auditing the Transactions also required a high degree of effort due to the significant nature of their effect on the consolidated financial statements.

How we addressed the matter in our audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s accounting treatment and related disclosures for the Transactions. This included testing controls over management’s application of IFRS 5

Non-current Assets Held for Sale and Discontinued Operations and its accounting policies, specifically to determine whether the cell therapy manufacturing unit met the criteria of a discontinued operation.

Our audit procedures included, among others, testing the accuracy of the accounting impact calculations and evaluating the adequacy of the Company’s disclosures related to the Transactions. We evaluated the appropriateness of the Company’s application of the criteria for determining a discontinued operation by assessing the cell therapy manufacturing unit characteristics, such as relative size and role within the Company, reading the executed agreements to understand the nature of operations sold to Ncardia, assessing the business rationale of the Transactions and reading board minutes related to the Transactions. We performed external confirmation procedures over the legal agreements with Ncardia.

/s/ EY Réviseurs d’Entreprises
/ EY Bedrijfsrevisoren SRL/BV
We have served as the Company’s auditors since 2020
Diegem, Belgium
March 23, 2023

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(€’000)		As at December 31,
	Notes	2022	2021
NON-CURRENT ASSETS		4 891	45 651
Goodwill and Intangible assets	7	864	36 168
Property, Plant and Equipment	8	309	3 248
Non-current Trade and Other receivables	9	—	2 209
Non-current Grant receivables	9	3 454	3 764
Other non-current assets	9	264	262
CURRENT ASSETS		14 825	34 292
Trade and Other Receivables	11	1 118	668
Grant receivables	11	—	1 395
Other current assets	11	1 017	2 211
Short-term investments	12	—	—
Cash and cash equivalents	13	12 445	30 018
Assets held for sale	8	245	—

TOTAL ASSETS		19 716	79 943

EQUITY		4 317	43 639
Share Capital	15	78 585	78 585
Share premium	15	6 317	6 317
Other reserves	15, 18	34 800	33 172
Capital reduction reserve	3, 15	234 562	234 562
Accumulated deficit	3, 15	(349 947)	(308 997)
NON-CURRENT LIABILITIES		4 973	22 477
Bank loans	24	—	—
Lease liabilities	24	118	1 730
Recoverable Cash advances (RCAs)	19	4 584	5 851
Contingent consideration payable and other financial liabilities	23	—	14 679
Post-employment benefits	17	13	53
Other non-current liabilities	21	258	164
CURRENT LIABILITIES		10 426	13 827
Bank loans	24	—	—
Lease liabilities	24	137	902
Recoverable Cash advances (RCAs)	19	437	362
Trade payables	22	4 752	6 611
Other current liabilities	22	5 100	5 952

TOTAL EQUITY AND LIABILITIES		19 716	79 943

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(€‘000)		For the year ended December 31,
	Notes	2022	2021	2020
Revenue	25, 2	—	—	5
Cost of sales	2	—	—	—
Gross profit		—	—	5
Research and Development expenses	26	(18 928)	(20 773)	(21 522)
General & Administrative expenses	26	(10 546)	(9 908)	(9 315)
Change in fair value of contingent consideration	29	14 679	847	9 228
Impairment of Oncology intangible assets	29	(35 084)	—	—
Other income	28	9 360	4 909	4 731
Other expenses	28	(338)	(1 466)	(114)
Operating Loss 2		(40 857)	(26 391)	(16 987)
Financial income	31	185	144	217
Financial expenses	31	(198)	(255)	(434)
Loss before taxes		(40 870)	(26 502)	(17 204)
Income taxes	32	(65)	(10)	—
Loss for the period (1)		(40 935)	(26 512)	(17 204)
Weighted average number of shares outstanding		22 593 956	15 604 014	13 942 344
Basic and diluted loss per share (in €)		(1.81)	(1.70)	(1.23)

[1]	For 2022, 2021 and 2020, the Company does not have any non-controlling interests and the losses for the year are fully attributable to owners of the parent.
The accompanying notes form an integral part of these consolidated financial statements.

2
The operating loss arises from the Company’s loss for the period before deduction of financial income, financial expenses and income taxes. The purpose of this measure by Management is to identify the Company’s results in connection with its operating activities.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)

(€‘000)	For the year ended December 31,
	2022	2021	2020
Loss of the year	(40 935)	(26 512)	(17 204)

Other comprehensive income/(loss)
Items that will not be reclassified to profit and loss	(15)	554	(197)
Remeasurements of post-employment benefit obligations, net of tax	(15)	554	(197)
Items that may be subsequently reclassified to profit or loss	4	42	(5)
Currency translation differences	4	42	(5)
Other comprehensive income / (loss) for the period, net of tax	(11)	596	(202)

Total comprehensive loss for the period	(40 946)	(25 916)	(17 406)

Total comprehensive loss for the period attributable to Equity Holders [2]	(40 946)	(25 916)	(17 406)

[2]	For 2022, 2021 and 2020, the Company does not have any non-controlling interests and the losses for the year are fully attributable to owners of the parent.
The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(€‘000)		For the year ended December 31,
	Notes	2022	2021	2020
Cash Flow from operating activities
Loss for the period		(40 935)	(26 512)	(17 204)
Non-cash adjustments
Intangibles - Amortization and impairment	7	613	217	197
Property, plant & equipment - Depreciation (3)	8	827	1 303	1 635
Loss on disposal of Goodwill and Intangible assets	28	58	—	—
Loss on disposal of Property, plant and equipment	28	132	1	10
Gain on sales of Property, plant & equipment	28	—	—	(35)
Gain on sale of CTMU activities	28	(5 187)	—	—
Remeasurement of Leases	28	(169)	—	—
Provision for onerous contract	21, 22	2 171	29	858
Change in fair value of contingent consideration payable and other financial liabilities	29	(14 679)	(847)	(9 228)
Impairment of Oncology intangible assets	29	35 084	—	—
Remeasurement of Recoverable Cash Advances (RCAs)	28	(1 447)	328	(933)
Grant income (RCAs and others)	28	(2 047)	(4 178)	(3 089)
Share-based payment expense	16	1 624	2 172	2 782
Post-employment benefits	17	(40)	(561)	216
Change in working capital
Trade receivables, other (non-)current receivables		306	(1 559)	(1 148)
Trade payables, other (non-)current liabilities		(4 321)	2 964	(1 726)
Net cash used in operations		(28 010)	(26 643)	(27 665)

Cash Flow from investing activities
Acquisition of Property, Plant & Equipment	8	(123)	(331)	(150)
Acquisitions of Intangible assets	7	—	(62)	(169)
Proceeds from disposals of Property, plant & equipment	8	—	—	235
Proceeds from net investment in lease (3)	11	235	267	241
Proceeds from sale of CTMU activities	8	6 000	—	—
Proceeds from short-term investments	9	1 090	—	—
Net cash from/(used in) investing activities		7 202	(126)	157

Cash Flow from financing activities
Repayments of bank borrowings	24	—	(37)	(192)
Repayments of leases	24	(896)	(1 099)	(1 255)
Proceeds from issuance of shares and exercise of warrants	15	(124)	36 568	—
Proceeds from RCAs & other grants	19	4 491	4 369	7 272
Repayment of RCAs & other grants	19	(230)	(280)	(429)
Net cash from/(used in) financing activities		3 241	39 521	5 396

Net cash and cash equivalents at beginning of the period		30 018	17 234	39 338
Change in Cash and cash equivalents		(17 567)	12 752	(22 112)
Effects of exchange rate changes on cash and cash equivalents		(6)	32	8
Net cash and cash equivalents at the end of the period		12 445	30 018	17 234

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(€’000)	Share capital (Note 15) (non-distributable)	Share premium (Note 15) (non-distributable)	Other reserves (Note 18) (distributable 1 )	Capital reduction reserve (Note 15) (distributable 1 )	Accumulated deficit (distributable 1 )	Total Equity
Balance as of January 1, 2020	48 513	43 349	28 181	191 213	(265 637)	45 619

Share-based payments	—	—	2 782	—	—	2 782

Total transactions with owners, recognized directly in equity	—	—	2 782	—	—	2 782
Loss for the period	—	—	—	—	(17 204)	(17 204)
Currency Translation differences	—	—	(5)	—	—	(5)
Remeasurements of defined benefit obligation	—	—	—	—	(197)	(197)

Total comprehensive loss for the period	—	—	(5)	—	(17 402)	(17 406)

Balance as of December 31, 2020	48 513	43 349	30 958	191 213	(283 039)	30 994

Balance as of January 1, 2021	48 513	43 349	30 958	191 213	(283 039)	30 994

Capital increase	30 072	8 900	—	—	—	38 972
Transaction costs associated with capital increases	—	(2 583)	—	—	—	(2 583)
Reduction of share premium by absorption of losses	—	(43 349)	—	43 349	—	—
Share-based payments	—	—	2 172	—	—	2 172

Total transactions with owners, recognized directly in equity	30 072	(37 032)	2 172	43 349	—	38 561
Loss for the period	—	—	—	—	(26 512)	(26 512)
Currency Translation differences	—	—	42	—	—	42
Remeasurements of defined benefit obligation	—	—	—	—	554	554

Total comprehensive loss for the period	—	—	42	—	(25 958)	(25 916)

Balance as of December 31, 2021	78 585	6 317	33 172	234 562	(308 997)	43 639

Balance as of January 1, 2022	78 585	6 317	33 172	234 562	(308 997)	43 639

Share-based payments	—	—	1 624	—	—	1 624

Total transactions with owners, recognized directly in equity	—	—	1 624	—	—	1 624
Loss for the period	—	—	—	—	(40 935)	(40 935)
Currency Translation differences	—	—	4	—	—	4
Remeasurements of defined benefit obligation	—	—	—	—	(15)	(15)

Total comprehensive loss for the period	—	—	4	—	(40 950)	(40 946)

Balance as of December 31, 2022	78 585	6 317	34 800	234 562	(349 947)	4 317

(1)
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
The Company is a biotechnology company focused on the research and development of chimeric antigen receptor T cell (CAR T) therapies for cancer.
Celyad Oncology SA was incorporated on July 24, 2007, under the name “Cardio3 BioSciences”. Celyad is a limited liability company (Société Anonyme) governed by Belgian law with its registered office at Axis Parc, Rue Edouard Belin 2,
B-1435
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
These consolidated financial statements have been approved for issuance by the Company’s Board of Directors on March 23, 2023. These statements have been audited by EY Réviseurs d’Entreprises / EY Bedrijfsrevisoren SRL/BV, the statutory auditor of the Company and independent registered public accounting firm.
The annual report is available to the public free of charge to the above-mentioned address or via the Company’s website (
https://celyad.com/investors/regulated-information/
).
Key event 2022
In September 2022, under the terms of an asset purchase agreement between the Company and Cellistic (the cell therapy development and manufacturing business of Ncardia BV), Cellistic agreed to acquire the Company’s Good Manufacturing Practice (GMP) grade cell therapy manufacturing facility, including the existing facility and all related personnel (the “Manufacturing Business Unit”, “Cell Therapy Manufacturing Unit”, or “CTMU”), in Mont-Saint-Guibert, Belgium, for a total consideration of €6.0
million and effective as of January 1, 2023, the Group sold certain fixed assets to Cellistic and the Group also leased part of the building from Cellistic. For more information on the financial consequences of this transaction, refer to notes 7, 8, 26, 28, 30 and 37.
In October 2022, the Company announced its new business strategy “Celyad 2.0”, under which the Company intends to focus on maximizing its intellectual property (IP) portfolio and strengthening its research focus. Based on this strategic and financial review, the Company has decided to discontinue the development of its remaining clinical programs. Under Celyad 2.0, the Company shifts from an organization focused on clinical development to one prioritizing R&D discovery and the monetization of its IP portfolio through partnerships, collaborations and license agreements. For more information on the financial consequences of this decision, refer to notes 7, 21, 22, 23, 24, 26, 28 and 29.
NOTE 2: GENERAL INFORMATION AND STATEMENT OF COMPLIANCE
The consolidated financial statements of the Group for the twelve months ended December 31, 2022, 2021 and 2020 (the “year” or “the period”) include Celyad Oncology SA and its subsidiaries. The significant accounting policies used for preparing these consolidated financial statements are explained below.
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
Going concern
The Group is pursuing a strategy to develop products and platforms that will help our partners to treat medical needs in oncology. Management has prepared detailed budgets and cash flow forecasts for the years 2023 and 2024. These forecasts reflect the new strategy of the Group and include significant expense and cash outflow estimations in relation to the development of its proprietary technology platforms and intellectual property, partly compensated by grants funding and tax incentives.
As of December 31, 2022, the Company had cash and cash equivalents of €12.4 million and no short-term investments. The Company projects that its existing cash and cash equivalents should be sufficient to fund operating expenses and capital expenditure requirements into the fourth quarter of 2023.
After due consideration of detailed budgets and estimated cash flow forecasts for the years 2023 and 2024, the Company projects that its existing cash and cash equivalents will not be sufficient to fund its estimated operating and capital expenditures over at least the next 12 months from the date that the financial statements are issued.
The Company is currently evaluating different financing options to obtain the required funding to extend the Company’s cash runway beyond 12 months from the date the financial statements are issued. Financing options may include, but are not limited to, the public or private sale of equity, debt financings or funds from other capital sources, such as collaborations, strategic alliances and partnerships, or licensing arrangements with third parties. However, there can be no assurance that the Company will be able to secure additional financing, or if available, that it will be sufficient to meet its needs or available on favorable terms indicating a material uncertainty exists about the Company’s ability to continue as a going concern.
The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.
COVID-19
update
The long-term impact of
COVID-19
on the Company’s operations will depend on future developments, which are highly uncertain and cannot be predicted, including the emergence of new variants, such as Delta and Omicron, and, among other things, additional government restrictions intended to contain
COVID-19’s
effects, but potential prolonged closures or other business disruptions may negatively affect its operations and the operations of its agents, contractors, consultants or collaborators, which could have a material adverse impact its results of operations and financial condition. To date,
COVID-19
has had no material impact on the Company’s operating results or cash flows.
War in Ukraine
In February 2022, Russia launched a military invasion of Ukraine. The ongoing military operations in Ukraine and the related sanctions targeted against Russia and Belarus may have an impact on the European and global economies. The Company has no operations or suppliers based in Ukraine, Belarus, or Russia, and consequently there has not been a negative impact on our operations to date.

However, the general economic impacts of the conflict are unpredictable and could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets. Given the continuing conflict, the operations of the Company could be disrupted due to the demise of commercial activity in impacted regions and due to the severity of sanctions on the businesses upon which the Company and its suppliers rely. Further, state-sponsored cyberattacks could expand as part of the conflict, which could adversely affect our ability to maintain or enhance key cyber security and data protection measures. To date, the Company has not experienced any material adverse impacts, but the Company is not able to reliably predict the potential impact of the conflict on its future business or operations.
Changes to accounting standards and interpretations
The Group has applied the same accounting policies and methods of computation in its 2022 year-end
consolidated financial statements as compared to 2021, except for those that relate to new standards and interpretations.
None of the new standards, interpretations and amendments, which are effective for periods beginning after January 1, 2022 which have been issued by the IASB have a material effect on the Group’s financial statements. None of the new standards, interpretations and amendments, which will be effective for periods beginning after January 1, 2023 and are not yet effective as of December 31, 2022 and/or not yet adopted by the European Union as of December 31, 2022, are expected to have a material effect on the Group’s future financial statements as either they are not relevant to the Group’s activities, or they require accounting which is consistent with the Group’s current accounting policies.
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
Government grants are recognized at their fair value (calculated based on present value of future repayment of grants) where there is reasonable assurance that the grant will be received, and the Group has complied with all attached conditions. Once a government grant is recognized, any related contingent liability (or contingent asset) is treated in accordance with IAS 37.
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
R&D Tax credits
Since 2013, the Group applies for R&D tax credits, a tax incentive measure for European SME’s established by the Belgian federal government. When capitalizing its R&D expenses under the tax reporting framework, the Group may either i) get a reduction of its taxable income (at current income tax rate applicable); or ii) if no sufficient taxable income is available, apply for the refund of the unutilized tax credits, calculated on the R&D expenses amount for the year. Such settlement occurs at the earliest 5 financial years after the tax credit application filed by the Group.
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
To date, all grants received are not associated with any conditions. As per each grant agreement, grants are paid upon submission by the Group of a statement of eligible expenses. The Group incurs expenses first and then submits application for the grant receipt according to the terms of the grant agreement.
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
C-Cathez
have been capitalized
 under “Development costs”

and are being amortized over a period of 17 years which corresponds to the period over which the intellectual property is protected.
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

Leases are recognized as a right-of-use asset, presented under “Property, Plant and Equipment”, and a corresponding liability at the date at which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.
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
Low-value
assets primarily comprise
IT-equipment.
Until September 2022, the Group subleased some office space it leases from a head lessor. In its capacity as intermediate lessor, the Group assesses whether the sublease is a finance or operating lease in the context of the right-of-use
asset being leased. The sublease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of the underlying right-of-use
asset. It is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership of the underlying right-of-use
asset.
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
As of the statement of financial position dates, the Group has two cash-generating units which consist of the development and commercialization activities on:

•	CYAD products candidate series based on CAR T technology, for the immune-oncology segment; and

•	C-Cath ez commercialized medical device, for the cardiology segment.
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

•
Share capital: Share capital is comprised of the nominal amount of the parent’s ordinary shares. This capital is not distributable in the form of dividends under Belgian Companies and Associations Code.

•
Share premium: Share premium is comprised of: (1) the amount received attributable to share capital, in excess of the nominal amount of shares issued by the parent company, reduced by; (2) issuance costs directly attributable to the capital increase; and (3) absorption of the accumulated deficit into the share premium, as approved by the Company’s shareholders in accordance with Belgian Companies and Associations Code.

•	Other reserves: Other reserves are comprised of: (1) Share-base payment reserve; (2) Other equity reserve from conversion of convertible loan in 2013; and (3) Currency Translation differences.

•
Capital reduction reserve: Capital reduction reserve is comprised of the absorption of historical losses of the Company into the share premium, as approved by the Company’s shareholders in accordance with Belgian Companies and Associations Code.

•	Accumulated deficit: Accumulated deficit is comprised of cumulative historical losses of the Company.
ASSETS HELD FOR SALE
In accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, non-current
assets (including property, plant and equipment and intangible assets) and disposal groups (a group of assets to be disposed of) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction and when the following conditions are met: i) management is committed to a plan to sell; ii) the asset or disposal group is available for immediate sale; iii) an active program to locate a buyer is initiated; iv) the sale is highly probably, within 12 months of classification as held for sale; v) the asset or disposal group is being actively marketed for sale at a sales price reasonable in relation to its fair value; and vi) actions required to complete the plan indicate that it is unlikely that plan will be significantly changed or withdrawn.

Non-current
assets or disposal groups
held-for-sale
are measured at the lower of their carrying amount and fair value less costs to sell, as appropriate. Depreciation and amortization on these assets cease when they meet the criteria to be classified as non-current
assets held for sale.
Non-current
assets held for sale are presented in the consolidated statement of financial position as a line item entitled “Assets held for sale”.
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
The maximum credit risk, to which the Group is theoretically exposed as at the statement of financial position date, is the carrying amount of financial assets. Given the current nature and size of operations of the Group, the requirement of the Group to measure the loss allowance for a financial instrument at an amount equal to the lifetime expected credit losses (ECL), mainly apply to trade and other receivables (resulting mainly from the amendment of the Mesoblast license agreement). The Group recognized a bad debt accrual on this receivable at the reporting date and considers there is no significant additional credit risk related to this receivable. As such, no additional ECL allowance has been recognized for this asset or any other financial asset.
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
At December 31, 2022, the foreign exchange risk exposure exists mainly on the cash denominated in USD.
A depreciation of 1% on the USD versus EUR would translate into an unrealized foreign exchange loss of €9k for the Group at December 31, 2022.
Liquidity risk
The Group monitors its risk to a shortage of funds using a recurring liquidity planning tool. Refer to note 5 for the going concern assessment.
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
Discontinued operations
In September 2022, the Group’s Manufacturing Business Unit was sold to Cellistic (see note 1). The Group does not present the expenses associated to the Manufacturing Business Unit under discontinued operations within the the consolidated statements of comprehensive income as this business unit was not considered a major line of business for the Group. In reaching this assessment, management had to apply judgment to determine if the Manufacturing Business Unit is major line of business, which included consideration of the size and role of this manufacturing unit. In the previous years, the Group focused its activities on the development of allogenic programs which decreased the manufacturing facilities requirements compared to autologous programs making the business less essential for the Group.
Onerous Contract & Invoice to receive accruals
As of December 31, 2022, the Group recorded a provision for onerous contracts for a total amount of €2.2
million in order to cover the contractual obligations, mainly on clinical activities follow-up
and studies closing costs, after the Group’s decision, in the fourth quarter of 2022, to discontinue the development of its remaining clinical programs
CYAD-02,
CYAD-101
and
CYAD-211
(see notes 21 and 22)

The Group also recognized expenses under comprehensive income statement through accruals for invoices to receive based on estimated amounts of rendered services or delivered goods during the year 2022 but not yet invoiced as per December 31, 2022 (see note 22).
The Group makes these estimates based on the input from the management and communication with the vendors.
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
The CODM does not review assets by segments, hence no segment information per assets is disclosed. As of December 31, 2022, the main Group’s non-current
assets are located in Belgium.
Since 2017, the Group is fully focused on the development of its immuno-oncology platform. Therefore, for the year ended December 31, 2022, most of the R&D expenses were incurred in the immuno-oncology segment, in line with prior years.

€‘000	For the year ended December 31, 2020
	Cardiology	Immuno-oncology	Corporate	Group Total
Revenue recognized at a point in time	5	—	—	5
Revenue recognized over time	—	—	—	—
Total Revenue	5	—	—	5
Cost of Sales	—	—	—	—
Gross Profit	5	—	—	5
Research & Development expenses	(124)	(21 398)	—	(21 522)
General & Administrative expenses	—	—	(9 315)	(9 315)
Change in fair value of contingent consideration	—	9 228	—	9 228
Net Other income/(expenses)	(2)	4 582	38	4 617
Operating Profit/(Loss)	(121)	(7 589)	(9 277)	(16 987)

Net financial income/(expenses)	(33)	(182)	(3)	(217)
Profit/(Loss) before taxes	(154)	(7 771)	(9 280)	(17 204)
Income Taxes	—	—	—	—
Profit/(Loss) for the year 2020	(154)	(7 771)	(9 280)	(17 204)

€‘000	For the year ended December 31, 2021
	Cardiology	Immuno-oncology	Corporate	Group Total
Revenue recognized at a point in time	—	—	—	—
Revenue recognized over time	—	—	—	—
Total Revenue	—	—	—	—
Cost of Sales	—	—	—	—
Gross Profit	—	—	—	—
Research & Development expenses	(142)	(20 631)	—	(20 773)
General & Administrative expenses	—	—	(9 908)	(9 908)
Change in fair value of contingent consideration	—	847	—	847
Net Other income/(expenses)	(108)	3 507	44	3 443
Operating Profit/(Loss)	(250)	(16 277)	(9 864)	(26 391)

Net financial income/(expenses)	107	(165)	(53)	(111)
Profit/(Loss) before taxes	(143)	(16 442)	(9 917)	(26 502)
Income Taxes	—	—	(10)	(10)
Profit/(Loss) for the year 2021	(143)	(16 442)	(9 927)	(26 512)

€‘000	For the year ended December 31, 2022
	Cardiology	Immuno-oncology	Corporate	Group Total
Revenue recognized at a point in time	—	—	—	—
Revenue recognized over time	—	—	—	—
Total Revenue	—	—	—	—
Cost of Sales	—	—	—	—
Gross Profit	—	—	—	—
Research & Development expenses	(587)	(18 341)	—	(18 928)
General & Administrative expenses	—	—	(10 546)	(10 546)
Change in fair value of contingent consideration	—	14 679	—	14 679
Impairment of Oncology intangible assets	—	(35 084)	—	(35 084)
Net Other income/(expenses)	(63)	9 148	(63)	9 022
Operating Profit/(Loss)	(650)	(29 598)	(10 609)	(40 857)

Net financial income/(expenses)	(19)	(132)	138	(13)
Profit/(Loss) before taxes	(669)	(29 730)	(10 471)	(40 870)
Income Taxes	—	(65)	—	(65)
Profit/(Loss) for the year 2022	(669)	(29 795)	(10 471)	(40 935)

NOTE 7: INTANGIBLE ASSETS
The change in intangible assets is broken down as follows, per class of assets:

(€‘000)	Goodwill	In-process research and development	Development costs	Patents, licenses, trademarks	Software	Total
Capitalized costs
At January 1, 2021	883	33 678	1 084	13 071	279	48 995
Additions	—	—	—	214	—	214
Divestiture	—	—	—	—	(16)	(16)
At December 31, 2021	883	33 678	1 084	13 285	263	49 193
Additions	—	—	—	876	—	876
Divestiture	(239)	—	—	(213)	(165)	(617)

At December 31, 2022	644	33 678	1 084	13 948	98	49 452

Accumulated amortization
At January 1, 2021	—	—	(543)	(12 052)	(229)	(12 527)
Amortization charge	—	—	(67)	(134)	(16)	(217)
Divestiture	—	—	—	—	16	16
At December 31, 2021	—	—	(610)	(12 186)	(229)	(13 025)
Amortization charge	—	—	(66)	(547)	—	(613)
Divestiture	—	—	—	3	131	134
Impairment	(644)	(33 678)	—	(762)	—	(35 084)

At December 31, 2022	(644)	(33 678)	(676)	(13 492)	(98)	(48 588)

Net book value
Capitalized costs	883	33 678	1 084	13 285	263	49 193
Accumulated amortization	—	—	(610)	(12 186)	(229)	(13 025)

At December 31, 2021	883	33 678	474	1 099	34	36 168

Capitalized costs	644	33 678	1 084	13 948	98	49 452
Accumulated amortization	(644)	(33 678)	(676)	(13 492)	(98)	(48 588)

At December 31, 2022	—	—	408	456	—	864

Goodwill and IPR&D resulted from the purchase price allocation exercise performed for the acquisition of Oncyte LLC in 2015. As of December 31, 2022, and 2021, Goodwill and IPR&D are not amortized but tested for impairment.
The capitalized development costs relate to the development of
C-Cathez.
The development costs of
C-Cathez
were capitalized in May 2012 and are being amortized until 2029. No other development costs have been capitalized to date. All other programs’
(C-Cure,
CYAD-01,
CYAD-02,
CYAD-101,
CYAD-211…)
related development costs have been assessed as not being eligible for capitalization and have therefore been recognized in the income statement as research and development expenses. Software is amortized over a period of 3
 t
o 5 years.
Patents, licenses and trademarks, mainly relate to the following items:

•
Exclusive Agreement for Horizon Discovery’s shRNA Platform to develop next-generation allogenic CAR T Therapies acquired for €0.9 million at the end of December 2018. Since acquisition, the Company capitalized milestone payments for a total amount o
f

€0.3 million. This patent
is being
amortized over the remaining intellectual property protection of 20 years, with the first patent application filed in 2008
;

•
An intangible asset has been capitalized in January 2022 for $1.0 million (€0.9 million), reflecting the Group’s opportunity to explore new partnership for the C-Cathez, which is being amortized over a period of 2 years
(see note 5.8); and

•	During the course of 2022, two exclusive licenses agreements have been terminated resulting in disposal of €0. 3 million of intangible assets.
Impairment testing
Impairment testing is detailed below.
Immuno-oncology CGU impairment test
3
Goodwill and IPR&D exclusively relate to the acquisition of the former entity Oncyte LLC (meanwhile liquidated into Celyad SA) which was acquired in 2015. Management performs an annual impairment test on goodwill and on ‘indefinite lived assets’ that are not amortized in accordance with the accounting policies stated in note 3. The impairment test has been performed at the level of the immuno-oncology segment corresponding to the CGU to which the goodwill and the IPR&D belong as well as the Horizon Discovery’s shRNA platform. The recoverable amount associated to this CGU is calculated based on the fair value less costs to sell model using Level 3 fair value measurements for which the Group developed unobservable inputs and requires the use of assumptions.
In October 2022, the Group announced its new business strategy “Celyad 2.0” (see note 1), under which the Company has decided to discontinue the development of its remaining clinical programs, shifting from an organization focused on clinical development to one prioritizing R&D discovery and the monetization of its IP portfolio through partnerships, collaborations and license agreements. Therefore, the cash flow projections based on the previous business plan became obsolete.

3
The uncertainly raised by the
COVID-19
pandemic and the war in Ukraine is not impacting impairment testing. Although there are lot of uncertainties, it does not impact the Group’s assets valuation as of December 31, 2022. For additional information on
COVID-19
pandemic and war in Ukraine updates, refer to note 2.

Consequently, as of December 31, 2022, Management built
a
new business plan and related cash flow projections based on projected sublicense income associated with its patents around allogeneic CAR
T-cell
therapies and NKG2D-based therapies.
The accounting standard IAS 38 impose that projected future cash inflow of economic benefits used for the valuation of a recoverable amount associated to a CGU cannot be remote. Due to the early stage of the implementation of the Celyad 2.0 strategy and the fact no firm sublicence contract nor collaboration contract was concluded as of December 31, 2022, Management had to recognize that significant uncertainty exist on the timing and amount of the new strategy outcomes and therefore had to conclude that the possibility of any inflow, as of December 31, 2022, was remote regarding accounting standards definition. Therefore, Management recognized a full impairment loss on the remaining value of the goodwill, IPR&D and Horizon Discovery’s shRNA platform. This accounting conclusion, which reflects a picture of the situation at December 31, 2022, does not affect Management’s commitment to continue the exploitation of these IPs in its new Celyad 2.0 strategy.
As soon as a future event (such as a firm sublicense or collaboration contract) will increase the probability of revenue, indicating that the probability is more than remote and consequently that the recognized impairment losses may no longer exist or may have decreased, the Group will estimate the cash-generating unit’s recoverable amount.. The reversal will be limited so that the carrying amount of the asset does not exceed its recoverable amount. An impairment loss recognized on goodwill is however not reversed in a subsequent period.
For comparative purpose, as of December 31, 2021, the calculations used cash flow projections based on a business plan ending in 2040 based on probability of success of CYAD-02, CYAD-101 and CYAD-211 product candidates as well as extrapolations of projected cash flows resulting from the future expected sales on CYAD-101 and CYAD-211 and sublicense income associated with CYAD-02. The CGU’s recoverable value, determined accordingly, exceeded its carrying amount. Accordingly, no impairment loss was recognized either on goodwill, IPR&D, the Horizon Discovery’s shRNA platform or other immuno-oncology licenses at December 31, 2021.
As of December 31, 2021, Management’s key assumptions (assumptions to which the unit’s or group of units’, recoverable amount is most sensitive) about projected cash flows when determining fair value less costs to sell were as follows:

•	Discount rate (WACC)
Management had estimated the discount rate (WACC) as of December 31, 2021, to be 13.4% based on following components: the US Government Treasury bill
20-Y,
the Group’s Beta, the equity Market Risk Premium and the small firm/illiquidity premium. The decrease of the WACC was
mainly driven by a decrease of the Beta of the Group which is associated with the volatility of the Group’s equity influenced by its ongoing clinical programs and overall competitive landscape within the immuno-oncology field. Management corroborates its estimation with industry standards for biotechnology companies, the WACC used by Equity Research companies following the Group and transactions that had been sourced by the Group over the past 24 months.

•	Projected Revenue
Management had estimated the projected revenue (using cash flow projections ending in 2040) based on the following components: total market and market share, time-to-market,
treatment price and terminal value. Management based its estimation of projected revenue and related components with the Group’s business plan, industry data for biotechnology companies, evolution of similar R&D programs, comparable prices, expected patent expiration period. The weight of this assumption is partially alleviated by the probability of success (PoS) presented hereunder.

•	Probabilities of Success (PoS)
Management had estimated the PoS based on Clinical Development Success Rates observed by independent business intelligence consulting companies for hematological and solid tumor diseases. Probability of the Group’s product candidates reaching the market used had been updated compared to prior year-end
based on most recent Clinical Development Success Rates observed by independent business intelligence consulting companies for hematological and solid tumor diseases as follows:

PoS	Phase I	Phase I to Phase II	Phase II to Phase III	Phase III to BLA	BLA to Approval	Cumulative PoS
CYAD-02	100%	50%	28%	60%	90%	7.5%
CYAD-101	100%	49%	23%	43%	93%	4.6%
CYAD-211	100%	50%	28%	60%	90%	7.5%

The Group’s updated PoS rates for its clinical programs as of December 31, 2021, incorporates data for clinical development success rates from 2011 – 2020, which the Group believes is a more accurate reflection of clinical development success rates across stage of development and in aggregate.
NOTE 8: PROPERTY, PLANT AND EQUIPMENT

(€’000)	Property	Equipment	Furniture	Leasehold	Total
Capitalized costs
At January 1, 2021	3 001	3 563	250	4 032	10 846
Additions	24	388	—	10	422
Disposals	—	(192)	—	—	(192)
Currency translation adjustments	—	1	—	15	16
At December 31, 2021	3 025	3 760	250	4 057	11 092
Additions	146	116	15	—	277
Disposals	(3 171)	(2 180)	(45)	(2 903)	(8 299)
Currency translation adjustments	—	1	—	11	12
Transfers to Assets held for sale	—	(421)	(220)	(989)	(1 630)

At December 31, 2022	—	1 276	—	176	1 452

Accumulated depreciation:
At January 1, 2021	(827)	(2 625)	(214)	(3 061)	(6 727)
Depreciation charge	(454)	(512)	(24)	(313)	(1 303)
Disposals	—	191	—	—	191
Currency translation adjustments	—	(2)	—	(3)	(5)

At December 31, 2021	(1 281)	(2 948)	(238)	(3 377)	(7 844)
Depreciation charge	(439)	(268)	—	(120)	(827)
Disposals	1 720	1 834	18	2 575	6 147
Currency translation adjustments	—	—	—	(5)	(5)
Transfers to Assets held for sale	—	414	220	751	1 385

At December 31, 2022	—	(968)	—	(176)	(1 144)

Net book value
Capitalized costs	3 025	3 760	250	4 057	11 092
Accumulated depreciation	(1 281)	(2 948)	(238)	(3 377)	(7 844)
At December 31, 2021	1 744	812	12	680	3 248

Capitalized costs	—	1 276	—	176	1 452
Accumulated depreciation	—	(968)	—	(176)	(1 144)

At December 31, 2022	—	309	—	—	309

Property, Plant and Equipment is mainly composed of
right-of-use
on leased offices, facilities and equipment (including vehicles), office furniture, leasehold improvements, and laboratory equipment.
In September 2022, the
six-year
lease agreement of the U.S. corporate offices located in Boston, Massachusetts ended which also resulted in recording loss of approximately €0.1 million related to leasehold improvement.
In September 2022, the Company’s Manufacturing Business Unit based in Belin 12 building in Mont-Saint-Guibert, Belgium, was sold to Cellistic for a total consideration of €6.0 million (see note 5.1). The Manufacturing Business Unit included facilities and equipment, office furniture, leasehold improvements, and laboratory equipment. The book value of assets sold was approximately €0.8 million (including related goodwill).
Consequent to the sale of the Manufacturing Business Unit, the lease on the related offices was terminated, resulting in the write-off of the right-of-use asset and related capitalized assets of approximately €0.6 million and €0.9 million, respectively.
NOTE 9: NON-CURRENT TRADE RECEIVABLES AND OTHER NON-CURRENT ASSETS

(€‘000)	As at December 31,
	2022	2021
Non-current trade receivables Mesoblast license agreement	—	2 209
Total Non-current Trade and Other receivables	—	2 209
In May 2018, the Group entered into an exclusive license agreement with Mesoblast, an Australian biotechnology company, to develop and commercialize our intellectual property rights relating to
C-Cathez,
an intra-myocardial injection catheter. This
license
agreement refers to the right to use the company’s intellectual property as it exists at the point in time the license has been granted (May 2018) and foresees contingent milestone payments. The related receivable is reported for its discounted value (€2.2 million) under
‘Non-current
trade receivables’. There were no corresponding contract liabilities reported at December 31, 2021, as no performance obligation was outstanding.
On January 17, 2022, the Group entered into an amendment with Mesoblast to convert the license into non-exclusive
whereby the Company agreed, (a) to settle $2.5 million (€2.2 million) of receivable as of December 31, 2021, with $1.5 million and; (b) extend certain milestone payments. The consideration of $1.5 million was agreed to be paid by Mesoblast in Mesoblast ordinary shares. The difference of $1.0 million (€0.9 million) has been capitalized as an intangible asset reflecting the Group’s opportunity to explore new partnership for the
C-Cathez
(see note 7).

(€‘000)	As at December 31,
	2022	2021
R&D Tax credit receivable	3 454	3 764

Total Non-current Grant receivables	3 454	3 764

Deposits	264	262

Total Other non-current assets	264	262

In 2017, the Group recognized for the first time a R&D tax credit (€1.2 million) receivable from the Federal Government that included a one-time
catch-up
effect. Since 2018, further R&D tax credit receivables are recorded on an annual basis. For the year ended December 31, 2022, the Group recorded an
additional R&D tax credit of €0.5
million, taking into account all information available as of December 31, 2022. During the year ended December 31, 2022, the Group received €0.8 million related to the fiscal year 2017 R&D tax credit. Based on facts and circumstances, the Group believes that all the receivables and/or financial fixed assets are recoverable and thus, the Group estimates that no reserve is required.
The
non-current
assets relate to security deposits paid to the lessors of the building leased by the Group and a deposit to the Social Security administration.
NOTE 10: INVENTORIES AND WORK IN PROGRESS
Not applicable.
NOTE 11: TRADE, OTHER RECEIVABLES AND OTHER ASSETS

(€‘000)	As at December 31,
	2022	2021
Trade receivables	909	203
Advance deposits	209	246
Net Investment in Lease	—	219
Total Trade and Other receivables	1 118	668

Current Grant receivables (RCAs)	—	1 121
Current Grant receivables (Others)	—	274

Total Current Grant receivables	—	1 395

Prepaid expenses	667	1 688
VAT receivable	316	483
Income and other tax receivables	34	40

Total Other current assets	1 017	2 211

Total Trade receivables, advances and other current assets	2 135	4 274

The increase of trade receivables is mainly due to credit notes to be received following the closing of clinical studies for an amount of
 €
0.3

million and an amount of

€
0.2

million related to the sales of the
C-Cathez,
which is also reflected in other current liabilities through recognition of deferred revenue on sales for the same amount (see note 22).
At December 31, 2021, the current net investment in lease related to the receivable recorded under subleases. The lease has ended in September 2022, such as the balance as of December 31, 2022 is equal to zero.

As of December 31, 2022, all grant receivables from the Walloon Region have been paid.
The decrease in other current assets as of December 31, 2022 compared to December 31, 2021 of
€1.2
million is mainly driven by the timing of payments on insurances contracts and buildings rents combined with the reversal of transaction costs for an amount of €0.6
million mainly linked to the LPC equity facility not subject to further capitalization and not available to be offset against a future capital raise as the equity facility expired early January 2023. In addition, the VAT receivable decreased along with clinical expenses as a result of decreased clinical activities at year-end.
NOTE 12: SHORT-TERM INVESTMENT
Given the level of market interest rates for corporate deposits of short-term maturities, the Group has not invested in short-term deposits over the years 2022 and 2021.
NOTE 13: CASH AND CASH EQUIVALENTS

(€‘000)	As at December 31,
	2022	2021
Cash at bank and on hand	12 445	30 018

Total	12 445	30 018

The Group’s cash and cash equivalents amounted to €12.4 million at December 31, 2022 which accounts for a decrease of €17.6 million as compared to year-end
2021, mainly as a result of the Group’s operations expenses partly compensated by cash proceeds from the sale of CTMU activities, sales of short-term investments resulting from the Mesoblast amendment signed in January 2022, and cash proceeds from recoverable cash advances (RCAs) and other grants received from the Walloon Region .
Cash at banks earn interest at floating rates based on daily bank deposit rates. For the years ended December 31, 2022 and 2021, the earned bank interests have been insignificant.
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

Biological Manufacturing Services SA (BMS) was acquired in May 2016. BMS owned Good Manufacturing Practices (‘GMP’) laboratories until end of September 2022 after the sale of the Group’s Good Manufacturing Practice (GMP) grade cell therapy manufacturing facility to Cellistic.

NOTE 15: SHARE CAPITAL
The number of shares issued is expressed in units.

	As at December 31,
	2022	2021
Total number of issued and outstanding shares	22 593 956	22 593 956
Total share capital (€‘000)	78 585	78 585

As of December 31, 2022 and 2021, the share capital amounted to €78.585 million represented by 22,593,956 fully authorized
,
subscribed and
paid-up
shares with a nominal value of €3.48 per share. This number does not include warrants issued by the Group and granted to certain directors, employees and non-employees
of the Group.
As of December 31, 2022, total number of authorized shares remains available for issuance are 1,361,242, out of which, 323,700 number of shares are reserved under share based compensation plan.
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
In August 2017, pursuant to the amendment of the agreements with Celdara Medical LLC and Dartmouth College, the CAR T technology inventors, the capital of the Company was increased by way of contribution in kind of a liability owed to Celdara Medical LLC. 328,275 new shares were issued at a price of €32.35 (being Celyad share’s average market price for the 30 days preceding the transaction) and the capital and the share premium of the Company were therefore increased respectively by €1,141k and €9,479k without an impact on the cash and cash equivalents, explaining why such transaction is not disclosed in the consolidated statements of cash flows.
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
On January 8, 2021, the Company has entered into a committed equity purchase agreement (“Purchase Agreement”) for up to $40.0 million with Lincoln Park Capital Fund, LLC (“LPC”), a Chicago-based institutional investor. Over the
24-month
term of the Purchase Agreement, the Company will have the right to direct LPC to purchase up to an aggregate amount of $40.0 million American Depositary Shares (“ADSs”), each of which represents one ordinary share of the Company. From the inception of the Purchase Agreement through December 31, 2021, a total of 1,962,812 new shares have been issued by the Company and subscribed by LPC for a cash proceed of €9.2 million. As of December 31, 2022, there was a remaining access to the Purchase Agreement established with LPC for an amount of $
28.0

million. The Purchase Agreement expired early January 2023.
During the extraordinary shareholders meeting of May, 25 2021, the shareholders, in accordance with Belgian Company Law, approved the absorption of approximately €43.3 million of accounting losses into share premium. As a result, share premium has been reduced by a cumulative amount of €43.3 million in the 12 months period ended December 31, 2021 (€234.6 million of loss absorption has been approved and recorded from inception to December 31, 2022, as no such loss absorption occurred in 2022) against capital reduction reserve. This transaction has no impact on the total equity, comprehensive income (loss), assets (including cash) nor liabilities.
On May, 21 2021 and June 14, 2021, a total of 188,800 new shares have been issued by the Company and subscribed by Jefferies under the
AT
M for a cash proceed of €0.9 million.
On December 8, 2021, 6,500,000 new shares were issued by decision of the board of directors and subscribed for by CFIP CLYD LLC in the framework of a private placement for a global cash proceed of €28.9 million.
As of December 31, 2022, all shares issued have been fully paid.
The following share issuances occurred since the incorporation of the Company:

Category	Transaction date	Description	# of shares	Par value (in €)
Class A shares	24 July 2007	Company incorporation	409 375	0.15
Class A shares	31 August 2007	Contribution in kind (upfront fee Mayo License)	261 732	36.30
Class B shares	23 December 2008	Capital increase (Round B)	137 150	35.36
Class B shares	23 December 2008	Contribution in kind (Loan B)	67 502	35.36
Class B shares	28 October 2010	Contribution in cash	21 000	22.44
Class B shares	28 October 2010	Contribution in kind (Loan C)	92 068	35.36
Class B shares	28 October 2010	Contribution in kind (Loan D)	57 095	35.36
Class B shares	28 October 2010	Contribution in cash	73 793	35.36
Class B shares	28 October 2010	Exercise of warrants	12 300	22.44
Class B shares	28 October 2010	Contribution in kind (Mayo receivable)	69 455	44.20
Class B shares	28 October 2010	Contribution in cash	9 048	44.20
Class B shares	31 May 2013	Contribution in kind (Loan E)	118 365	38.39
Class B shares	31 May 2013	Contribution in kind (Loan F)	56 936	38.39
Class B shares	31 May 2013	Contribution in kind (Loan G)	654 301	4.52
Class B shares	31 May 2013	Contribution in kind (Loan H)	75 755	30.71
Class B shares	31 May 2013	Contribution in cash	219 016	31.96
Class B shares	4 June 2013	Conversion of warrants	2 409 176	0.01
Ordinary shares	11 June 2013	Conversion of Class A and Class B shares in ordinary shares	4 744 067	—
Ordinary shares	5 July 2013	Initial Public Offering	1 381 500	16.65
Ordinary shares	15 July 2013	Exercise of over-allotment option	207 225	16.65
Ordinary shares	31 January 2014	Exercise of warrants issued in September 2008	5 966	22.44
Ordinary shares	31 January 2014	Exercise of warrants issued in May 2010	333	22.44
Ordinary shares	31 January 2014	Exercise of warrants issued in January 2013	120 000	4.52
Ordinary shares	30 April 2014	Exercise of warrants issued in September 2008	2 366	22.44
Ordinary shares	16 June 2014	Capital increase	284 090	44.00
Ordinary shares	30 June 2014	Capital increase	284 090	44.00
Ordinary shares	4 August 2014	Exercise of warrants issued in September 2008	5 000	22.44
Ordinary shares	4 August 2014	Exercise of warrants issued in October 2010	750	35.36
Ordinary shares	3 November 2014	Exercise of warrants issued in September 2008	5 000	22.44
Ordinary shares	21 January 2015	Contribution in kind (Celdara Medical LLC)	93 087	37.08
Ordinary shares	7 February 2015	Exercise of warrant issued in May 2010	333	22.44
Ordinary shares	3 March 2015	Capital increase	713 380	44.50
Ordinary shares	11 May 2015	Exercise of warrant issued in May 2010	500	22.44
Ordinary shares	24 June 2015	Capital increase	1 460 000	60.25
Ordinary shares	4 August 2015	Exercise of warrant issued in May 2010	666	22.44
Ordinary shares	4 August 2015	Exercise of warrant issued in October 2010	5 250	35.36
Ordinary shares	1 February 2017	Exercise of warrant issued in May 2013	207 250	2.64
Ordinary shares	2 May 2017	Exercise of warrant issued in May 2013	4 900	2.64
Ordinary shares	1 August 2017	Exercise of warrant issued in May 2013	7 950	2.64
Ordinary shares	23 August 2017	Contribution in kind (Celdara Medical LLC)	328 275	32.35
Ordinary shares	9 November 2017	Exercise of warrant issued in May 2013	5 000	2.64
Ordinary shares	9 November 2017	Exercise of warrant issued in October 2010	866	35.36
Ordinary shares	7 February 2018	Exercise of warrant issued in May 2013	4 500	2.64
Ordinary shares	22 May 2018	Capital increase	2 070 000	22.29
Ordinary shares	16 September 2019	Capital increase	2 000 000	9.08
Ordinary shares	8 January 2021	Capital increase	262 812	4.94
Ordinary shares	29 March 2021	Capital increase	200 000	6.19
Ordinary shares	9 April 2021	Capital increase	300 000	5.83
Ordinary shares	29 April 2021	Capital increase	300 000	5.23
Ordinary shares	21 May 2021	Capital increase	182 000	4.58
Ordinary shares	14 June 2021	Capital increase	6 800	4.98
Ordinary shares	28 June 2021	Capital increase	300 000	4.46
Ordinary shares	22 July 2021	Capital increase	300 000	3.46
Ordinary shares	20 October 2021	Capital increase	300 000	3.38
Ordinary shares	8 December 2021	Capital increase	6 500 000	4.44

(€000)
Nature of the transactions	Share Capital	Share premium	Capital reduction reserve	Other reserves	Accumulated Deficit	Number of shares
Balance as at January 1, 2021	48 513	43 349	191 213	30 958	(283 039)	13 942 344

Reduction of share premium by absorption of losses	—	(43 349)	43 349	—	—	—
Capital increase	30 072	8 900	—	—	—	8 651 612
Transaction costs associated with capital increases	—	(2 583)	—	—	—	—
Loss for the period	—	—	—	—	(26 512)	—
Share Based Payment	—	—	—	2 172	—	—
Currency Translation differences	—	—	—	42	—	—
Remeasurements of defined benefit obligation	—	—	—	—	554	—

Balance as at December 31, 2021	78 585	6 317	234 562	33 172	(308 997)	22 593 956

Loss for the period	—	—	—	—	(40 935)	—
Share Based Payment	—	—	—	1 624	—	—
Currency Translation differences	—	—	—	4	—	—
Remeasurements of defined benefit obligation	—	—	—	—	(15)	—

Balance as at December 31, 2022	78 585	6 317	234 562	34 800	(349 947)	22 593 956

The total number of shares issued and outstanding as of December 31, 2022, totals 22,593,956 ordinary common shares.
Capital reduction reserve
Pursuant to Belgian Companies and Associations Code, the calculation of amounts available for distribution to shareholders, as dividends or otherwise, must be determined on the basis of our standalone non-consolidated
statutory financial statements of Celyad Oncology SA prepared under Belgian GAAP, and not on the basis of IFRS consolidated financial statements. In addition, under the CCA, the Company may declare or pay dividends only if, following the declaration and issuance of the dividends, the amount of the Company’s net assets on the date of the closing of the last financial year according to the Company’s statutory annual accounts (i.e., the amount of the assets as shown in the balance sheet, decreased with provisions and liabilities, all as prepared in accordance with Belgian accounting rules), decreased with the non-amortized
costs of incorporation and expansion and the
non-amortized
costs for research and development, does not fall below the amount of the paid-up
capital (or, if higher, the called capital), increased by the amount of non-distributable
reserves. Finally, prior to distributing dividends, the Company must allocate at least 5% of the annual net profits (under the Company’s non-consolidated
statutory accounts prepared in accordance with Belgian accounting rules) to a legal reserve, until the reserve amounts to 10% of the Company’s share capital.
In addition to the above test, the Company must also meet a liquidity test in order to be able to declare and/or distribute dividends.
During the extraordinary shareholders meeting of May 25, 2021, the shareholders, in accordance with Belgian Companies and Associations Code, approved the absorption of approximately €43.3 million of accounting losses into share premium. As a result, share premium had been reduced by a cumulative amount of €43.3 million in the 12 months period ended December 31, 2021 (€234.6 million of loss absorption has been approved and recorded from inception to December 31, 2022, as no such loss absorption occurred in 2022) against capital reduction reserve. This transaction has no impact on the total equity, comprehensive income (loss), assets (including cash) nor liabilities.
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
Changes in the number of warrants outstanding and their related weighted average exercise prices are as follows:

	2022			2021
	Weighted average exercise price (in €)	Number of warrants	Weighted average exercise price (in €)	Number of warrants
Outstanding as of January 1,	13.06	2 136 556	17.00	1 488 006
Granted	1.82	594 450	5.29	760 800
Forfeited	2.74	(109 108)	4.94	(77 250)
Exercised	—	—	—	—
Expired	15.80	(282 252)	10.23	(35 000)
At December 31,	8.36	2 339 646	13.06	2 136 556

Warrants outstanding at the end of the year have the following expiry date and exercise price:

Warrant plan issuance date	Vesting date	Expiry date	Number of warrants outstanding as of December 31, 2022	Number of warrants outstanding as of December 31, 2021	Exercise price per share
06 May 2013	06 May 2016	06 May 2023	2 500	2 500	2.64
05 May 2014	05 May 2017	05 May 2024	35 698	35 698	38.25
05 November 2015	05 November 2018	05 November 2025	79 315	79 315	30.67
08 December 2016	08 December 2019	08 December 2021	7 500	7 500	32.04
29 June 2017	29 June 2020	31 July 2022	—	282 251	31.34
26 October 2018	26 October 2021	31 December 2023	365 817	365 817	18.26
25 October 2019	25 October 2022	31 December 2024	529 950	549 842	7.13
11 December 2020	10 December 2023	31 December 2027	498 883	532 133	6.24
11 October 2021	11 October 2024	31 December 2028	819 983	281 500	2.38

			2 339 646	2 136 556

The Group has a reserve of 568,500 authorized warrants for share based compensation plan as of December 31, 2022.
Warrants issued on May 6, 2013
At the Extraordinary Shareholders Meeting of May 6, 2013, a plan of 266,241 warrants was approved. Warrants were offered to Group’s employees and management team. Out of the 266,241 warrants offered, 253,150 warrants were accepted by the beneficiaries and 2,500 warrants are outstanding as of December 31, 2022.
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
Warrants issued on May 5, 2014
At the Extraordinary Shareholders Meeting of May 5, 2014, a plan of 100,000 warrants was approved. Warrants were offered to Group’s employees, non-employees
and directors in five different tranches. Out of the warrants offered, 94,400 warrants were accepted by the beneficiaries and 35,698 warrants are outstanding as of December 31, 2022.

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
Warrants issued on 5 November 2015
At the Extraordinary Shareholders Meeting of 5 November 2015, a plan of 466,000 warrants was approved. Warrants were offered to Group’s employees, non-employees
and directors in five different tranches. Out of the warrants offered, 353,550 warrants were accepted by the beneficiaries and 79,315 warrants are outstanding as of December 31, 2022.
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
Warrants issued on December 8, 2016
On December 8, 2016, the Board of Directors issued a new plan of 100,000 warrants. An equivalent number of warrants were cancelled from the remaining pool of warrants of the plan of November 5, 2015. Warrants were offered to Group’s employees and non-employees
in two different tranches. Out of the warrants offered, 45,000 warrants were accepted by the beneficiaries and 7,500 warrants are outstanding as of December 31, 2022.
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
Warrants issued on June 29, 2017
At the Extraordinary Shareholders Meeting of June 29, 2017, a plan of 520,000 warrants was approved. Warrants were offered in different tranches to beneficiaries (employees, non-employees
and directors). Out of the warrants offered, 334,400 warrants were accepted by the beneficiaries and no warrants are outstanding as of December 31, 2022, as they have expired in 2022.
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
Warrants issued on October 26, 2018
On October 26, 2018, the Board of Directors issued a new plan of 700,000 warrants. Warrants were offered in different tranches to beneficiaries (employees, non-employees
and directors). Out of the warrants offered, 426,050 warrants were accepted by the beneficiaries and 365,817 warrants are outstanding as of December 31, 2022.
These warrants will vest in equal tranches over a period of three years. The warrants become 100% vested after the third anniversary of issuance. The warrants that are vested can only be exercised as from the end of the third calendar year following the issuance date, thus starting on January 1, 2022. The exercise price of the different tranches ranges from €9.36 to €22.04. Warrants not exercised within 5 years after issue become null and void after the 31st of December of the 5 th
year.
Warrants issued on October 25, 2019
On October 25, 2019, the Board of Directors issued a new plan of 939,500 warrants. Warrants were offered in different tranches to beneficiaries (employees, non-employees
and directors). Out of the warrants offered, 602,025 warrants were accepted by the beneficiaries and 529,950 warrants are outstanding as of December 31, 2022. The increase in the number of warrants issued / granted in 2019 follows an update to our benchmark analysis which now incorporates development-stage, biotechnology peers from both Europe and the United States. In addition, the Group had a double allocation of warrants granted in 2019 (Q1:2019 and Q4:2019, respectively). Future double allocation of warrants may be considered. Finally, over the past two years, the Group recruited new EC members as well as new managers which are remunerated in warrants.

These warrants will vest in equal tranches over a period of three years. The warrants become 100% vested after the third anniversary of issuance. The warrants that are vested can only be exercised as from the end of the third calendar year following the issuance date, thus starting on January 1, 2023. The exercise price of the different tranches ranges from €5.97 to €9.84. Warrants not exercised within 5 years after issue become null and void after the 31st of December of the 5 th
year.
Warrants issued on December 11, 2020
On December 11, 2020, the Board of Directors issued a new plan of 561,525 warrants. Warrants were offered in different tranches to beneficiaries (employees, non-employees
and directors). Out of the warrants offered, 557,050 warrants were accepted by the beneficiaries and 498,883 warrants are outstanding as of December 31, 2022.
These warrants will vest in equal tranches over a period of three years. The warrants become 100% vested after the third anniversary of issuance. The warrants that are vested can only be exercised as from the end of the third calendar year following the issuance date, thus starting on January 1, 2024. The exercise price of the different tranches ranges from €3.72 to €6.81. Warrants not exercised within 7 years after issue become null and void after the 31st of December of the 7 th
year.
Warrants issued on October 11, 2021
On October 11, 2021, the Board of Directors issued a new plan of 777,050 warrants. Warrants were offered in different tranches to beneficiaries (employees, non-employees
and directors). Out of the warrants offered, 874.200 warrants were accepted by the beneficiaries and 819,983 warrants are outstanding as of December 31, 2022. The difference between the number warrants offered on the 2021 plan and the number of newly issued warrants by the Board on October 11, 2021 is driven by the offer of additional warrants from the reserve of authorized warrants available from previous years plans.
These warrants will vest in equal tranches over a period of three years. The warrants become 100% vested after the third anniversary of issuance. The warrants that are vested can only be exercised as from the end of the third calendar year following the issuance date, thus starting on January 1, 2025. The exercise price of the different tranches ranges from €1.64 to €3.75. Warrants not exercised within 7 years after issue become null and void after the 31st of December of the 7 th
year.
Warrants issued on October 5, 2022
On October 5, 2022, the Board of Directors issued a new plan of 323,700 warrants. Warrants were offered in different tranches to beneficiaries (employees, non-employees
and directors). Out of the warrants offered, no warrants were accepted by the beneficiaries and no warrants are outstanding as of December 31, 2022.
As a result, as of December 31, 2022
,
there are 2,339,646 warrants outstanding which represent respectively 9.38% of the total number of all its issued and outstanding shares and 8.57% of the total voting financial instruments.
The fair value of the warrants has been determined at grant date based
on the Black-Scholes formula. The variables, used in this model, are:

	Warrants issued on
	06 May 2013	05 May 2014	05 Nov. 2015	08 Dec. 2016	29 Jun. 2017	26 Oct. 2018	25 Oct. 2019	10 Dec. 2020	11 Oct. 2021	Total
Number of warrants issued	266 241	100 000	466 000	100 000	520 000	700 000	939 500	561 525	777 050	4 430 316
Number of warrants accepted	253 150	94 400	353 550	45 000	334 400	426 050	602 025	557 050	874 200	3 539 825
Number of warrants not fully vested as of December 31, 2022	—	—	—	—	—	—	289 834	498 883	819 983	1 608 700
Average exercise price (in €)	2.64	38.25	30.67	32.04	31.34	18.26	7.13	6.24	2.38
Expected share value volatility	39.55%	67.73%	60.53%	61.03%	60.61%	58.82%	59.14%	58.84%	56.86%
Risk-free interest rate	2.06%	1.09%	0.26%	-0.40%	-0.23%	-0.06%	-0.38%	-0.66%	-0.30%
Average fair value (in €)	12.44	25.19	20.04	16.18	15.58	8.90	3.99	3.45	1.36
Weighted average remaining contractual life	0.34	1.34	2.84	(1.07)	(0.51)	0.82	1.81	4.94	5.78

The total expense recognized in the income statement for the outstanding warrants totals €1.6 million for the year 2022 (€2.2 million of expense for the prior year 2021).
NOTE 17: POST-EMPLOYMENT BENEFITS

(€’000)	As at December 31,
	2022	2021
Pension obligations	13	53

Total	13	53

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
The amounts recognized in the statement of financial position are determined as follows:

(€‘000)	As at December 31,
	2022	2021
Present value of funded obligations	2 568	2 408
Fair value of plan assets	(2 555)	(2 355)
Deficit of funded plans	13	53
Total deficit of defined benefit pension plans	13	53

Liability in the statement of financial position	13	53

The change in the defined benefit liability over the year is as
follows:

(€‘000)	Present value of obligation	Fair value of plan assets	Total
At January 1, 2021	2 747	2 133	614

Current service cost	206	—	206
Interest expense/(income)	18	49	(31)

	2 971	2 182	789

Remeasurements
- Actuarial (Gain)/loss due to change in actuarial assumptions	(17)	—	(17)
- Actuarial (Gain)/loss due to change in demographic assumptions	36	—	36
- Actuarial (Gain)/Loss due to experience	(537)	—	(537)

	(518)	—	(518)

Employer contributions:	—	218	(218)
Benefits Paid	(45)	(45)	—

At December 31, 2021	2 408	2 355	53

At January 1, 2022	2 408	2 355	53

Current service cost	169	—	169
Interest expense/(income)	26	23	3

	2 603	2 378	225

Remeasurements
- Actuarial (Gain)/loss due to change in actuarial assumptions	(13)	—	(13)
- Actuarial (Gain)/Loss due to experience	26	—	26
- Curtailment in year	(3)	—	(3)

	10	—	10

Employer contributions:	—	222	(222)
Benefits Paid	(45)	(45)	—

At December 31, 2022	2 568	2 555	13

The plan assets are 100% invested in an insurance product.
The income statement charge included in operating profit for post-employment benefits amount to:

(€‘000)	2022	2021	2020
Current service cost	169	206	233
Interest expense on DBO	26	18	30
Expected return on plan assets	(24)	(13)	(24)
Amount recognized on curtailment/settlement	(3)	—	—

Net periodic pension cost	168	211	239

The
re-measurements
included in other comprehensive loss amount to:

(€‘000)	2022	2021	2020
Effect of changes in actuarial assumptions	(13)	(17)	187
Effect of experience adjustments	26	(537)	24
Effect of changes in demographic assumptions	—	36	—
(Gain)/Loss on assets for the year	2	(36)	(14)

Remeasurement of post-employment benefit obligations	15	(554)	197

Plan assets relate all to qualifying insurance policies. The significant actuarial assumptions as per December 31, 2022 were as follows:
Demographic assumptions (for both current and comparative years presented in these year-end
financial statements):

•	Mortality tables: mortality rates-5 year for the men and 5 year for the women

•	Withdrawal rate: 13.5% for age <55, 0.0% for age ≥55 (no change compared to comparative period)

•	Retirement age: 65 years
Economic assumptions:

•	Yearly inflation rate: 2.2% (vs 2.0% compared to comparative period)

•	Yearly salary raise: 1.5% (above inflation), no change compared to comparative period

•
Yearly discount rate: 3.8% (vs 1.0% last year). The discount rate reflects the yield on high quality (AA) long-term corporate bonds (within the EURO zone) having the same duration as the duration of the pension liabilities at the valuation date.

If the discount rate would decrease by 0.5% then, the defined benefit obligation would increase by 0.00%. If the discount rate would increase by 0.5% then the defined benefit obligation would decrease by 0.00%.
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
Expected contributions to pension plans for next financial year amount to €0.2 million.
NOTE 18: OTHER RESERVES

(€’000 )	Share based payment reserve	Other equity reserve from conversion of convertible loan in 2013	Currency Translation Difference	Total
Balance as at January 1, 2021	15 803	16 631	(1 476)	30 958

Vested share-based payments	2 172	—	—	2 172
Currency Translation differences subsidiaries	—	—	42	42

Balance as at December 31, 2021	17 975	16 631	(1 434)	33 172

Vested share-based payments	1 624	—	—	1 624
Currency Translation differences subsidiaries	—	—	4	4

Balance as at December 31, 2022	19 599	16 631	(1 430)	34 800

The amount of €16.6 million has been accounted for as other reserves following the conversion of
the loans E, F, G and H on May 31, 2013, as a legacy IFRS adjustment on fully settled contribution-in-kind
convertible loans.

NOTE 19: RECOVERABLE CASH ADVANCES

(€‘000)	As at December 31,
	2022	2021
Non-Current portion as at January 1,	5 851	4 220
Non-Current portion as at December 31,	4 584	5 851

Current portion as at January 1,	362	371
Current portion as at December 31,	437	362

Total Recoverable Cash Advances as at January 1,	6 213	4 590
Total Recoverable Cash Advances as at December 31,	5 021	6 213

The Group receives government support in the form of recoverable cash advances from the Walloon Region in order to compensate the research and development costs incurred by the Group. Refer to notes 3 and 24.
At December 31, 2022, the Group has been granted recoverable cash advances amounting to €25.8 million related active contracts. Out of this amount: i) €21.8 million have been received to date; ii) €2.5 million should be received in 2023 or later depending on the progress of the different programs partially funded by the Region; iii) €1.5 million have been decommitted due to the end of the expenses submission period linked to the R&D period. In addition, the Group has received recoverable cash advances amounting to €15.3 million related to contracts for which the exploitation has been abandoned (mainly related to the
C-Cure
program).
For further details, reference is made to the table below which shows, for active contracts (i) the year for which amounts under those agreements have been received and initially recognized on the statement of financial position for the financial liability and deferred grant income components and (ii) a description of the specific characteristics of those recoverable cash advances including repayment schedule and information on other outstanding advances. Underlying R&D is ongoing. In 2023 and beyond, the Group will have to make exploitation decisions on the remaining RCAs (agreements numbered 8212, 8436 and 8516).

(in €‘000)			Amounts received for the years ended December 31,			Amounts to be received				As at December 31, 2022
Id	Project	Contractual amount	Prior years	2021	2022	Cumulated cashed in	2023 and beyond	Amounts decommitted	Status	Amount reimbursed (cumulative)
5915	C-Cathez	910	910	—	—	910	—	—	Exploitation	740
6633	C-Cathez	1 020	1 020	—	—	1 020	—	—	Exploitation	306
7027	C-Cathez	2 500	2 500	—	—	2 500	—	—	Exploitation	675
7502	CAR-T Cell	2 000	2 000	—	—	2 000	—	—	Exploitation	100
7685	THINK	3 496	3 496	—	—	3 496	—	—	Exploitation	105
8087	CYAD01 - Deplethink	2 492	2 070	—	—	2 070	—	421	Exploitation	—
8088	CYAD02 - Cycle1	3 538	1 500	746	222	2 468	—	1 071	Exploitation	—
1910028	CwalityCAR	2 102	749	199	1 113	2 061	—	41	Exploitation	—
8212	CYAD-101	3 300	825	1 370	775	2 970	330	—	Research	—
8436	Immunicy	3 394	1 697	—	348	2 045	1 349	—	Research	—
8516	New engagers	1 095	—	274	—	274	821	—	Research	—

Total		25 847	16 767	2 589	2 458	21 814	2 500	1 533		1 926

Regarding active contracts (in exploitation and research status):
The contract 5915 has the following specific characteristics:

•	funding by the Region covers 70% of the budgeted project costs;

•	certain activities have to be performed within the Region;

•	in case of an outlicensing agreement or a sale to a third party, the Group will have to pay 10% of the price received (excl. of VAT) to the Region;

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

The RCA liability associated to the contract 5915 amounted to €0.2 million.
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
The RCA liability associated to the other contracts amounted to €4.8 million, which mainly
incorporate the sales-independent reimbursements for €4.8 million and the sales-dependent reimbursements for €0.0 million.
The table below summarizes, in addition to the specific characteristics described above, certain terms and conditions for the recoverable cash advances:

Contract number	Research phase	Percentage of total project costs	Turnover- dependent reimbursement	Turnover-independent reimbursement	Interest rate accrual	Amounts due in case of licensing (per year) resp. Sale
(€’000)
5915	01/08/08-30/04/11	70%	5.00%	€40k in 2012 and €70k each year after	N/A	10% with a minimum of 100/Y
6633	01/05/11-30/11/12	60%	0.27%	From €10k to €51k starting in 2013 until 30% of advance is reached	Starting 01/06/13	N/A
7027	01/11/12-31/10/14	50%	0.33%	From €25k to €125k starting in 2015 until 30% of advance is reached	Starting 01/01/15	N/A
7502	01/12/15-30/11/18	45%	0.19%	From €20k to €50k starting in 2019 until 30% is reached.	Starting 01/12/19	N/A
7685	01/01/17-31/12/19	45%	0.33%	From €35k to €70k starting in 2019 until 30% is reached.	Starting 01/01/21	N/A
8087	01/05/19- 30/06/21	45%	0.22%	From €20k to €61k starting in 2022 until 30% is reached	Starting 01/07/22	N/A
8088	01/05/19- 31/12/21	45%	0.21%	From €25k to €74k starting in 2022 until 30% is reached	Starting 01/01/22	N/A
1910028	06/06/19- 05/06/22	45%	0.01%	From €21k to €41k starting in 2022 until 30% is reached	Starting 06/06/22	N/A
8212	01/01/20- 30/06/23	45%	0.46%	From €33k to €99k starting in 2024 until 30% is reached	Starting 01/07/23	N/A
8436	01/11/20- 31/12/23	45%	0.32%	From €34k to €102k starting in 2024 until 30% is reached	Starting 01/01/24	N/A
8516	01/04/21-31/03/23	45%	0.10%	From €11k to 33k starting in 2024 until 30% is reached	Starting 01/04/23	N/A

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
relating
to contingent consideration are detailed in the note 34.
Financial liabilities reported as at December 31, 2022:

(€‘000)	Total	Less than one year	One to three years	Three to five years	More than five years
As at December 31, 2022
Lease liabilities (undiscounted)	259	141	118	—	—
Pension obligations	13	—	—	—	13
Advances repayable (current and non-current)	5 021	437	640	637	3 307

Total financial liabilities	5 293	578	758	637	3 320

Financial liabilities reported as at December 31, 2021:

(€‘000)	Total	Less than one year	One to three years	Three to five years	More than five years
As at December 31, 2021
Lease liabilities (undiscounted)	2 965	1 057	1 431	477	—
Pension obligations	53	—	—	—	53
Advances repayable (current and non-current)	6 213	362	616	740	4 495

Total financial liabilities	9 231	1 419	2 047	1 217	4 548

NOTE 21: OTHER
NON-CURRENT
LIABILITIES

(€‘000)	As at December 31,
	2022	2021
Onerous contracts - non-current liabilities	124	—
Other non-current liabilities	134	164

Total Other non-current liabilities	258	164

As of December
31,
2022, the Group recorded a provision for onerous contracts for a total amount of €2.2 million in order to cover the contractual obligations, mainly on clinical activities follow-up
and studies closing costs, after the Group’s decision in the fourth quarter of 2022, to discontinue the development of its remaining clinical programs
CYAD-02,
CYAD-101
and
CYAD-211.
The
non-current
portion of this provision as of December 31, 2022 amounts
to €0.1
million. The current portion of the provision is
€2.1
million as of December 31, 2022 (see note 22).
As of December 31, 2021, the Group recorded a
non-current
liability of €0.2
million regarding a
non-refundable,
non-creditable
sublicense fee to be paid on an annual basis to Dartmouth in connection with the December 2021 amendment agreement (see note 34). As of December 31, 2022, the non-current
liability
is
€0.1
million.

NOTE 22: TRADE PAYABLES AND OTHER CURRENT LIABILITIES

(€‘000)	As at December 31,
	2022	2021
Total Trade payables	4 752	6 611
Social security	94	332
Payroll accruals	1 294	1 798
Onerous contracts - current liabilities	2 113	388
Other current grant liabilities	889	1 096
Other current liabilities	710	2 338

Total Other current liabilities	5 100	5 952

Total Trade payables and other current liabilities	9 852	12 563

Trade payables
Trade payables are non-interest-bearing liabilities and are normally settled on 90-day terms. Their decrease is mainly attributable to the timing of the expenses and the related payments combined with a decrease of activities after the sale of CTMU activities and the strategic shift from an organization focused on clinical development to one prioritizing R&D discovery and the monetization of its IP portfolio through partnerships, collaborations and license agreements through the second semester of the year. The Group recognized estimated accruals for invoices to receive based on estimated amounts of rendered services or delivered goods during the year 2022 but not yet invoiced as per December 31, 2022 for an amount of approximately €2.8 million.
Other current liabilities
As of December 31, 2022, the decrease on social security and payroll accruals of €0.7 million compared to December 31, 2021 is mainly related to the headcount reduction in 2022.
As of December 31, 2021, the provision for onerous contracts was related to the Group’s decision to discontinue the development of
CYAD-01.
As of December 31, 2022, the Group recorded a provision for onerous contracts, refer to note 5.17.
The other current liabilities attached to RCA’s and other grants are mainly explained by the excess of cash proceeds compared to the eligible expenses. The decrease compared to year-end
2021 is mainly related to the convention 8436 due to eligible expenses subsidized by the convention recognized in 2022.
Other current liabilities decreased by €1.6 million, which is mainly explained by repayment of R&D tax credit to the federal government in the amount of €1.9 million related to the year
s
2013, 2014 and
2015, offset by an increase of deferred revenue
by
€0.2 million as part of contract with customer to s
ell
C-Cathez
medical devices.
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
were
as
follows for the current and comparative periods:

(€‘000)	As at December 31, 2022
	Financial assets at amortized cost	Fair value
Financial Assets (‘Amortized cost’ category) within:
Non-current Trade receivables	—	—
Other non-current assets	264	264
Trade receivables and other current assets	1 118	1 118
Short-term investments	—	—
Cash and cash equivalents	12 445	12 445

Total	13 827	13 827

For the above-mentioned financial assets, the carrying amount as per December 31, 2022, is a reasonable approximation of their fair value.

(€‘000)	As at December 31, 2022
	Financial liabilities at amortized cost	Fair value
Financial Liabilities (‘Financial liabilities at amortized cost’ category) within:
Lease liabilities	255	255
RCAs liability	5 021	5 021
Trade payables	4 752	4 752

Total	10 028	10 028

For the above-mentioned financial liabilities, the carrying amount as per December 31, 2022, is a reasonable approximation of their fair value.

(€‘000)	As at December 31, 2021
	Financial assets at amortized cost	Fair value
Financial Assets (‘Amortized cost’ category) within:
Non-current Trade receivables	2 209	2 209
Other non-current assets	262	262
Trade receivables and other current assets	668	668
Short-term investments	—	—
Cash and cash equivalents	30 018	30 018

Total	33 157	33 157

For the above-mentioned financial assets, the carrying amount as per December 31, 2021, is a reasonable approximation of their fair value.

(€‘000)	As at December 31, 2021
	Financial liabilities at amortized cost	Fair value
Financial Liabilities (‘Financial liabilities at amortized cost’ category) within:
Finance lease liabilities	2 632	2 632
RCAs liability	6 213	6 213
Trade payables and other current liabilities	6 611	6 611

Total	15 456	15 456

For the above-mentioned financial liabilities, the carrying amount as per December 31, 2021, is a reasonable approximation of their fair value.

Financial instruments reported at fair value on statement of financial position
Contingent consideration and other financial liabilities are reported at fair value in the statement of financial position using Level 3 fair value measurements for which the Group developed unobservable inputs.

(€‘000)	As at December 31, 2022
	Level I	Level II	Level III	Total
Liabilities
Contingent consideration and other financial liabilities	—	—	—	—

Total Liabilities	—	—	—	—

(€‘000)	As at December 31, 2021
	Level I	Level II	Level III	Total
Liabilities
Contingent consideration and other financial liabilities	—	—	14 679	14 679

Total Liabilities	—	—	14 679	14 679

After initial recognition, contingent consideration liabilities are re-measured
at fair value with changes in fair value recognized in profit or loss in accordance with IFRS 3.
The change in the balance is detailed as follows:

(€‘000)	For the year ended
	2022	2021
Opening balance Contingent consideration at January 1,	14 679	15 526
Milestone payment	—	—
Fair value adjustment	(14 679)	(847)
Closing balance Contingent consideration at December 31,	—	14 679

The contingent consideration and other financial liabilities refer to the acquisition of the Group’s immuno-oncology platform and corresponds to the fair value of the potential future payments due to Celdara Medical, LLC and Dartmouth College (as disclosed within note 34).
The valuation is prepared by the Finance Team on a quarterly basis and reviewed by the Management. The Management’s key assumptions about projected cash flows when determining fair value less costs to sell are the same key assumptions than for impairment testing purposes (see note 7). There has not been any change in valuation technique in 2022 compared to 2021, at the exception of the change on key assumptions about projected cash flows as described below.

As documented in the notes 1 and 7, Management had to conclude on the full reversal of the contingent consideration and other financial liabilities associated the potential future payments due to Celdara Medical, LLC and Dartmouth College associated to the Group’s immuno-oncology platform at December 31, 2022. This accounting conclusion, which reflects a picture of the situation at December 31, 2022, doesn’t affect the Management’s commitment to continue the exploitation of these IPs in its new strategy Celyad 2.0.
As soon as a future event (such as a firm sublicense or collaboration contract) will increase the probability of the projected future cash outflow due to Celdara Medical, LLC and Dartmouth College, indicating that the probability is more than remote, the Group will reassess the contingent consideration and other financial liabilities proportionally to the revised fair value of such consideration.
For comparative purpose, as of December 31, 2021, the liability evolution reflects the development of the Group’s product candidates using CAR T technology and their progress towards market approval in both autologous and allogeneic programs, as well as the update of its underlying business plans and revenue forecast.
As of December 31, 2021, Management’s key assumptions (assumptions to which the unit’s or group of units’, recoverable amount is most sensitive) about projected cash flows when determining fair value less costs to sell are the same key assumptions was utilized for impairment testing purposes (see note 7):

•	Discount rate (WACC)
The Management had determined that the Weighted Average Cost of Capital (WACC)
was
the most appropriate rate to use as it represents the risk associated with both equity and the debt. Contingent consideration is a liability and thus the discount rate should represent debt features, but the “contingent” nature of the liability has similar features as equity, e.g., return is not guaranteed and thus equity risk should be considered as well. Management estimated the discount rate (WACC) as of December 31, 2021 to be 13.4% based on following components: the US Government Treasury bill
20-Y,
the Group’s Beta, the equity Market Risk Premium and the small firm/illiquidity premium. The decrease of the WACC wa
s mainly driven by a decrease of the Beta of the Group which is associated with the volatility of the Group’s equity influenced by its ongoing clinical programs and overall competitive landscape within the immuno-oncology field. Management corroborates its estimation with industry standards for biotechnology companies, the WACC used by Equity Research companies following the Group and transactions that had been sourced by the Group over the past 24 months.

•	Projected Revenue
Management had estimated the projected revenue (using cash flow projections ending in 2040) based on the following components: total market and market share, time-to-market,
treatment price and terminal value. Management based its estimation of projected revenue and related components with the Group’s business plan, industry data for biotechnology companies, evolution of similar R&D programs, comparable prices, expected patent expiration period. The weight of this assumption was partially alleviated by the probability of success (PoS) presented hereunder.

•	Probabilities of Success (PoS)
Management had estimated the PoS based on Clinical Development Success Rates observed by independent business intelligence consulting companies for hematological and solid tumor diseases. Probability of the Group’s product candidates reaching the market used were updated based on most recent Clinical Development Success Rates observed by independent business intelligence consulting companies for hematological and solid tumor diseases and incorporate data for clinical development success rates from 2011 – 2020, which the Group believed was a more accurate reflection of clinical development success rates across stage of development and in aggregate, as follows:

PoS	Phase I	Phase I to Phase II	Phase II to Phase III	Phase III to BLA	BLA to Approval	Cumulative PoS
CYAD-02	100%	50%	28%	60%	90%	7.5%
CYAD-101	100%	49%	23%	43%	93%	4.6%

As of December 31, 2021, the change in fair value of the liability was mainly due to:

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
NOTE 24: CHANGES IN LIABILITIES ARISING FROM FINANCIAL ACTIVITIES
The change in bank loans balances is detailed as
follows:

BANK LOANS FINANCIAL LIABILITY ROLL FORWARD
(€‘000)	For the year ended
	2022	2021
Opening balance at January 1,	—	37
Payments	—	(37)

Closing balance at December 31,	—	—

The change in lease liability balances is detailed as follows:

LEASES FINANCIAL LIABILITY ROLL FORWARD
(€‘000)	For the year ended
	2022	2021
Opening balance at January 1,	2 632	3 602
New leases	170	129
Payments	(896)	(1 099)
Remeasurement	(1 651)	—

Closing balance at December 31,	255	2 632

New leases 2022 are mainly related to indexation on lease regarding properties. The remeasurement of the lease liabilities is mainly driven by the early termination of the leases on properties during the fourth quarter of 2022.
The change in recoverable cash advance liability balances is detailed
as
follows
:

RECOVERABLE CASH ADVANCE LIABILITY ROLL FORWARD
(€‘000)	For the year ended
	2022	2021
Opening balance at January 1,	6 213	4 590
Repayments	(230)	(280)
Proceeds - Liability component	485	1 575
Remeasurement	(1 447)	328
Closing balance at December 31,	5 021	6 213

The RCAs are initially recognized as a financial liability at fair value, calculated based on present value of future repayment of grants (using initial effective discount rates ranging between 0% and 7% for the fixed part and between 13% to 25% for the variable part, depending on RCAs listed in note 19), determined as per IFRS 9. The benefit (RCA grant component) consisting in the difference between the cash received (RCA proceeds) and the financial liability’s fair value (RCA liability component) is treated as a government grant in accordance with IAS
20
.

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
The change in the recoverable cash advances liability at the statement of financial position date mainly reflects both the new grants received in current year as well as the remeasurement of the liability at amortized cost, based on the Group’s updated business plan and related cash flow projections (see note 28). The year-end
balance also captures the repayments of contractual turnover independent lump sums to the Walloon Region (mainly relating to
C-Cathez
agreements).
As documented in the notes 1 and 7, Management had to conclude that the possibility of any cash flow, associated with CAR T-cell and NKG2D-based therapies are remote and thus the fair value of the sales dependent liability is estimated to be zero, resulting remeasurement gain of €
1.4
 million.
NOTE 25: REVENUES

(€‘000)	For the year ended December 31,
	2022	2021	2020
Out-licensing revenue	—	—	—
Other revenue	—	—	5
Total	—	—	5
The Group’s license and collaboration agreements have generated no revenue for the year ended December 31, 2022 similar to the year ended December 31, 2021. The Group did not enter into any new license agreements for the
12-month
period ended December 31, 2022.
The Group does not expect to generate material revenue unless and until the Group concludes partnerships with outside parties around the licensing of the patents around allogeneic CAR
T-cell
therapies and NKG2D-based therapies.
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

(€‘000)	For the year ended December 31,
	2022	2021	2020
Employee expenses	9 062	9 475	8 564
Clinical study costs	4 280	4 000	5 555
Preclinical study costs	1 233	2 473	1 976
Depreciation	1 231	1 276	1 511
IP filing and maintenance fees	831	353	230
Rent and utilities	610	670	800
Share-based payments	425	644	927
Process development and scale-up	396	770	1 056
Consulting fees	320	568	372
Travel & Living	126	85	116
Delivery systems	—	—	47
Others	415	459	369
Total R&D expenses	18 928	20 773	21 522

The changes in the R&D expenses are mainly driven by:

•	The decrease of employee expenses mainly related to headcount reduction through the year ended December 31, 2022 to support the Group’s reorganization around preclinical and clinical programs;

•
The increase on clinical study costs mainly due to the new provision for onerous contracts for a total amount of €2.2 million in order to cover the contractual obligations after the Group’s decision to discontinue the development of its remaining clinical programs
CYAD-02,
CYAD-101
and
CYAD-211
taken in December 2022. The provision recorded to cover for contractual obligations through 2023 reaches an amount of €2.1 million (see note
22
);

•
The decrease of preclinical activities after the Group’s decision to adopt and implement over the last few months of the year 2022 the new business strategy to focus on discovery research in areas of expertise where it can leverage the differentiated nature of its platforms;

•
The increase on IP filing and maintenance fees in line with the new business strategy which has been adopted and implemented over the last few months of the year 2022 to focus on maximizing the Group’s intellectual property (IP) portfolio;

•
The decrease of the expenses associated with the share-based payments
(non-cash
expenses) related to the warrants plan offered to the employees, managers and directors, mainly related to the decrease in the fair market value of stock options issued in 2022; and

•
The decrease of process development costs after the Group’s decision to adopt and implement over the last few months of the year 2022 the new business strategy to focus on discovery research and discontinue the development of clinical programs.

Research and development expenses totaled €20.8 million for the year ended December 31, 2021, which represent ed
a decrease of 3% compared to 2020. The Group’s R&D internal resources are allocated to the continuous development of its immuno-oncology platform mainly in allogenic setting with its products candidate
CYAD-101,
CYAD-211
and preclinical programs (such as
CYAD-203).
The decrease in the Group’s R&D expenses
was
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
the fourth quarter of
2020 to discontinue the development of first-generation, autologous CAR T candidate
CYAD-01;

•	The decrease of process development associated to the transition from preclinical to clinical development of the CYAD-211 program; and

•
The decrease of the expenses associated with the share-based payments
(non-cash
expenses) related to the warrants plan offered to our employees, managers and directors
, mainly related to the decrease in the fair market value of stock options issued
in 2022.

General and administrative expenses

(€‘000)	For the year ended December 31,
	2022	2021	2020
Employee expenses	3 801	3 575	3 363
Consulting fees	2 870	2 254	1 747
Insurances	1 967	1 642	1 182
Share-based payments	1 199	1 529	1 855
Communication & Marketing	239	434	454
Depreciation	209	243	320
Travel & Living	115	31	91
Rent	109	50	87
Post-employment benefits	(55)	(7)	19
Other	92	157	197

Total General and administration	10 546	9 908	9 315

General and Administrative expenses increased by €
0.6
 million over the year ended December 31, 2022, which represents an increase of
6.4
% compared to 2021. The increase in insurances costs (D&O insurance principally) and consulting fees associated with legal and capital raise opportunities have been partially offset by the decrease of expenses associated with share-based payments (non-cash expenses) related to the warrants plan offered to the employees, managers and directors, mainly related to the decrease in the fair market value of stock options issued in 2022.
General and administrative expenses increased by €
0.6
 million over the year ended December 31, 2021, which represented an increase of
6.4
% compared to 2020. The increase in insurances costs (D&O insurance principally) and consulting fees associated with legal, recruitment and capital raise opportunities had been partially compensated by the decrease of the expenses associated with the share-based payments (non-cash expenses) related to the warrants plan offered to the Group’s employees, managers and directors.
NOTE 27: EMPLOYEE BENEFIT EXPENSES
As of December 31, 2022, we employed 28 full-time employees, 3 part-time employees, 7 members of the Executive Committee (among them 3 are under management services agreement), and 1 manager under
management services agreements. We have never had a work stoppage We consider our relationship with our employees to be good.

(€‘000)	For the year ended December 31,
	2022	2021	2020
Salaries, wages and fees	7 470	7 975	7 139
Executive Committee compensation	3 599	3 115	2 773
Share-based payments	1 624	2 172	2 782
Social security	1 237	1 444	1 487
Post-employment benefits	147	251	263
Hospitalization insurance	226	142	146
Other benefit expense	128	116	138

Total Employee expenses	14 432	15 215	14 727

Total employee expenses decreased in 2022 compared to 2021. Salaries, wages and fees expenses decreased compared to 2021, which reflects the impact of the reorganization of the Group (including one-off expenses), consistent with a total staff full time equivalent (“FTE”) reduction of
16.6
% for the year 2022. The increase of the Executive Committee compensation is due to the its reorganization through the year 2022 (including one-offs expenses) which is compensated by the decrease of the expenses associated with the share-based payments (non-cash expenses) related to the warrants plan offered to the employees, managers and directors, mainly related to the decrease in the fair market value of stock options issued in 2022.

Total employee expenses increased in 2021 compared to 2020. Salaries, wages and fees expenses show a net increase year-on-year, which reflects the organic growth of the Group, in line with a total staff FTE increased by
14.2
% at December 31, 2021.

Staff full time equivalent (“FTE”)	For the year ended December 31,
	2022	2021	2020
Research & Development	82.6	94.1	81.7
General and Administration	11.0	18.2	16.6

Total Staff FTE	93.6	112.3	98.3

NOTE 28: OTHER INCOME AND OTHER EXPENSES
Other income

(€‘000)	For the year ended December 31,
	2022	2021	2020
Grant income (RCA’s)	1 137	2 731	2 311
Grant income (Other)	910	1 448	779
Remeasurement of RCA’s	1 447	—	933
R&D tax credit	462	687	657
Gain on sale of CTMU activities	5 187	—	—
Gain on sales of Property, plant & equipment	—	—	35
Remeasurement of Leases	169	—	—
Other	48	43	17

Total Other Income	9 360	4 909	4 731

In 2022, other income is mainly related to:

•
Grant income (RCAs): additional grant income has been recognized in 2022 on grants in the form of recoverable cash advances (RCAs) for contracts numbered 8212, 8436 and 1910028. In accordance with IFRS standards, the Company has earned grants for the period amounting to €
1.6
 million, out of which €
0.5
 million is accounted for as a financial liability (see notes 19 and 24) and the remaining €
1.1
 million as a grant income. The decrease compared to December 31, 2021 is mainly associated with the decrease on additional grant income recognized on these conventions due to advancement of the subsidized programs;

•
The remeasurement income on the recoverable cash advances (RCAs) of €1.4 million for the year 2022 is mainly related to the Group decision to discontinue its remaining clinical programs (see note 24), while the
remeasurement on the recoverable cash advances (RCAs) was an expense for the year ended December 31, 2021;

•
Grant income (Others): additional grant income has been recognized in 2022 on grants received from the regional government (contract numbered 8516), not referring to RCAs and not subject to reimbursement. The decrease compared to December 31, 2021 is mainly due to grant income recognized on grants received from the Federal Belgian Institute for Health Insurance Inami (€0.3 million) for which no revenue has been recognized in 2022 and from the regional government (contracts numbered 8066 and 8516 for €1.1 million) as the convention 8066 has been closed in 2021;

•
R&D tax credit: the current year income decreased compared to December 31, 2021 due to lower eligible expenses on clinical activities and prioritization of discovery research in areas of expertise where it can leverage the differentiated nature of the Group’s platforms;

•
Gain on sale of CTMU activities results from the terms of the asset purchase agreement between Celyad Oncology and Cellistic under which Cellistic agreed to acquire Celyad Oncology’s Manufacturing Business Unit for a total consideration of €
6.0
 million (see note 5.1). The book value of assets sold to Cellistic was €
0.6
 million (see note 5.7) and allocated goodwill totaled €
0.2
 million (see note 5.6.1); and

•
Remeasurement of leases: results from the difference between the decrease in the lease liability and the decrease in the right-of-use asset both primarily driven by the termination of leases associated to CTMU facilities and the termination of the current lease associated to the corporate offices before their relocation in 2023.

In 2021, other income was mainly related to:

•
Grant income (RCAs): additional grant income had been recognized in 2021 on grants in the form of recoverable cash advances (RCAs) for contracts numbered 8087, 8088, 8212, 8436 and 1910028. According to IFRS standards, the Company had earned grants for the period amounting to €2.7 million and a liability component of €1.6 million was accounted for as a financial liability. The increase compared to December 31, 2020 is mainly associated with additional grant income recognized on new conventions signed during the last quarter of 2020 (contracts numbered 8212 and 8436) and on convention numbered 1910028, partly compensated by the decrease on grant income recognized on conventions associated to autologous programs (contract numbered 7685, 8087 and 8088);

•
Grant income (Others): additional grant income had been recognized in 2021 on grants received from the Federal Belgian Institute for Health Insurance Inami (€0.3 million) and from the regional government (contracts numbered 8066 and 8516 for €1.1 million), not referring to RCAs and not subject to reimbursement. The increase compared to December 31, 2020 was mainly due to grant income recognized on new convention signed in the last quarter of 2021 with the regional government (contract numbered 8516);

•
the remeasurement income on the recoverable cash advances (RCAs) of €0.9 million for the year 2020, which had been mainly related to the Group decision to update assumptions associated with the timing of the potential commercialization of the Group’s autologous AML/MDS CAR T program, while the remeasurement on the recoverable cash advances (RCAs) was an expense for the year ended December 31, 2021; and

•
with respect to R&D tax credit, the income was predicated on a R&D tax credit recorded (€0.7 million), which had been updated taking into account all information available at this date and was in line with previous year.

Other expenses

(€‘000)	For the year ended December 31,
	2022	2021	2020
Clinical Development milestone payment	—	—	69
Remeasurement of RCA’s	—	328	—
Loss on disposals of Property, plant & equipment	132	1	10
Loss on disposals of Intangible assets	58	—	—
Amendment fees on license agreement	—	1 104	—
Other	149	33	35

Total Other Expenses	339	1 466	114

As of December 31, 2022, the decrease of other expenses compared to December 31, 2021, is mainly related to the amendment fees on license agreement with Dartmouth for €1.1 million in 2021, while there has been no such amendment in 2022.
For
 the year ended December 31, 2020, other expenses had mainly referred to clinical development milestones for (€
0.1
million) paid to Dartmouth after that the Group successfully dosed the first patient with
CYAD-02
in
CYCLE-1
trial for r/r AML and MDS treatment.
NOTE 29: CHANGE IN FAIR VALUE OF CONTINGENT CONSIDERATION AND IMPAIRMENT OF ONCOLOGY INTANGIBLE ASSETS
Change in fair value of contingent consideration

(€‘000)	For the year ended December 31,
	2022	2021	2020
Change in fair value of contingent consideration	14 679	847	9 228

Total Change in fair value of contingent consideration	14 679	847	9 228

The fair value adjustment (€
14.7
million, non-cash expenses) relates to the reassessment as of December 31, 2022, of the contingent consideration and other financial payable related to the potential future payments to Celdara Medical, LLC and Dartmouth College associated with the Group’s immuno-oncology platform. For further details regarding the change in fair value of contingent consideration, refer to note 23.
The fair value adjustment (€0.8 million,
non-cash
expenses) relating to reassessment as of December 31, 202
1
, was mainly driven by:

•	The update of the assumptions associated with the timing of the potential commercialization of the Group’s allogenic CYAD -101 CAR T program for mCRC which has been delayed by one year;

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
Impairment of Oncology intangible assets

(€‘000)	For the year ended December 31,
	2022	2021	2020
Impairment of Oncology intangible assets	(35 084)	—	—

Total Impairment of Oncology intangible assets	(35 084)	—	—

Management performed an annual impairment test on goodwill and on ‘indefinite lived assets’ that are not amortized in accordance with the accounting policies stated in note 3. The impairment test has been performed at the level of the immuno-oncology segment corresponding to the CGU to which the goodwill and the IPR&D belong as well as the Horizon Discovery’s shRNA platform. For further details regarding the impairment of oncology intangible assets for the year ended December 31, 2022, refer to note 7.
NOTE 30: LEASES
Amounts recognized in the consolidated statements of financial position

(€’000)	As at December 31,
	2022	2021
Property, Plant and Equipment owned (excluding right-of-use assets)	86	1 033
Right-of-use assets	223	2 215

Total Property, Plant and Equipment	309	3 248

The consolidated statements of financial position shows the following amounts relating to leases for which the Group is a lessee:

(€’000)	Property	Vehicles	Equipment	Total
Cost
At January 1, 2021	3 001	429	1 491	4 920
Additions	24	67	—	91
Disposals	—	(41)	—	(41)
Transfers	—	—	(950)	(950)

At December 31, 2021	3 025	454	541	4 020
Additions	146	7	—	153
Disposals	(3 171)	(131)	—	(41)

At December 31, 2022	—	331	541	872

Accumulated depreciation
At January 1, 2021	(827)	(165)	(924)	(1 916)

Depreciation charge	(454)	(117)	(309)	(880)
Disposals	—	41	—	41
Transfers	—	—	950	950

At December 31, 2021	(1 281)	(241)	(283)	(1 805)
Depreciation charge	(439)	(105)	(118)	(663)
Disposals	1 721	98	—	1 819

At December 31, 2022	—	(248)	(401)	(649)

Net book value
Cost	3 025	454	541	4 020
Accumulated depreciation	(1 281)	(241)	(283)	(1 805)

At December 31, 2021	1 744	213	258	2 215

Cost	—	331	541	872
Accumulated depreciation	—	(248)	(401)	(649)

At December 31, 2022	—	83	140	223

The disposals for the year 2022 are mainly related to the termination of the lease agreement associated to the CTMU facilities and the termination of the lease agreement for current corporate offices before their relocation in 2023. See note 8.
Amounts recognized in the consolidated statements of comprehensive loss
The consolidated statements of comprehensive loss show the following amounts relating to leases:

(€’000)	For the 12-month period ended December 31,
	2022	2021	2020
Depreciation charge of right-of-use assets
Property	439	454	428
Vehicles	105	76	75
Equipment	118	309	567
Interest on lease liabilities (including in Financial expenses) 1	150	217	259
Interest on sublease receivable (including in Financial income) 1	(11)	(26)	(46)
Variable lease payments not included in the measurement of lease liabilities	—	—	—
Remeasurement of Leases	(169)	—	—
Expenses relating to short-term leases and leases of low-value assets	126	137	166

Total expenses related to leases	758	1 167	1 449

1	Interests on leases are presented as operating cash flow.
The net income from the remeasurement of leases primarily results from termination of leases
associated to CTMU facilities and the termination of the current lease associated to the corporate offices before their relocation in 2023.

Total cash outflow for leases

(€’000)	For the 12-month period ended December 31,
	2022	2021	2020
Total cash outflow for leases	1 172	1 453	1 681

NOTE 31: FINANCIAL INCOME AND EXPENSES

(€’000)	For the year ended December 31,
	2022	2021	2020
Interest finance leases	150	217	260
Interest on overdrafts and other finance costs	33	21	19
Interest on RCAs	14	17	18
Foreign Exchange differences	—	—	136

Finance expenses	198	255	434

Finance income on the net investment in lease	11	26	46
Interest income bank account	1	1	5
Foreign Exchange differences	173	5	—
Other financial income	—	112	166

Finance income	185	144	217

Net Financial result	(13)	(111)	(217)

The net financial result increased from a net financial loss of €
0.1
 million for the year ended December 31, 2021 to €
0.0

million of net financial loss for the year ended December 31, 2022, which is mainly driven by the increase of gain on foreign exchange differences for €0.2 million due to the revaluation of the USD through the year ended December 31, 2022 partly compensated by the decrease of interest expenses on finance leases for €
0.1
 million mainly due to termination of leases which occurred through the year 2022.
The net financial result had increased from a net financial loss of €0.2 million for the year ended December 31, 2020 to €0.1 million of net financial loss for the year ended December 31, 2021, which was mainly driven by the decrease from €0.1 million of loss on foreign exchange differences due to the revaluation of the USD through the year ended December 31, 2021 and its impact on the valuation of the Mesoblast receivable.
NOTE 32: INCOME TAX
The Group reports income taxes in the income statement as detailed below:

(€‘000)	For the year ended December 31,
	2022	2021	2020
Current tax (expense) / income	(65)	(10)	—
Deferred tax (expense) / income	—	—	—
Total income tax expense in profit or loss	(65)	(10)	—

The Group has a history of losses.
The
following table shows the reconciliation between the effective and theoretical income tax at the nominal Belgian income tax rate of 25.00% for the years 2022, 2021 and 2020:

(€‘000)	For the year ended December 31,
	2022	2021	2020
Loss before tax	(40 870)	(26 502)	(17 204)
Permanent differences
Tax disallowed expenses	1 248	1 185	1 092
Share-based payment	1 624	2 172	2 782
Nominal tax rate	25.00%	25.00%	25.00%
Income tax at nominal tax rate 1	9 500	5 786	3 333
Deferred tax assets not recognized	(9 565)	(5 796)	(3 333)
Effective tax expense	(65)	(10)	—
Effective tax rate	0%	0%	0%

1
The difference in foreign tax rate in the US (25.80%) compared to the Belgian rate (25.00%) is not distinctively disclosed in this table due to non-materiality
of the operations of the Group’s subsidiary Celyad Inc.

NOTE 33: DEFERRED TAXES
As having not yet reached the commercialization step, the Group accumulates tax losses that are carried forward indefinitely for offset against future taxable profits of the Group. Significant uncertainty exists however surrounding the Group’s ability to realize taxable profits in a foreseeable future leading the Group to not recognizing any net deferred tax assets in its statements of financial position.
Deferred tax assets and liabilities are detailed below by nature of temporary differences for the current year:

(€‘000)	For the year ended
	December 31, 2022
	Assets	Liabilities	Net
Intangibles assets	—	(216)	(216)
Recoverable cash advances liability	1 226	—	1 226
Contingent consideration liability	—	—	—
Employee Benefits liability	3	—	3
Other temporary difference	272	—	272
Tax-losses carried forward	78 332	—	78 332

Unrecognized Gross Deferred Tax assets/(liabilities)	79 833	(216)	79 617
Netting by tax entity	(216)	216	—
Unrecognized Net Deferred Tax assets/(liabilities)	79 617	—	79 617

Deferred tax assets and liabilities are detailed below by
nature
of temporary differences for the prior year:

(€‘000)	For the year ended
December 31, 2021
	Assets	Liabilities	Net
Intangibles assets	—	(2 709)	(2 709)
Recoverable cash advances liability	1 503	—	1 503
Contingent consideration liability	3 670	—	3 670
Employee Benefits liability	13	—	13
Other temporary difference	—	(586)	(586)
Tax-losses carried forward	72 671	—	72 671
Unrecognized Gross Deferred Tax assets/(liabilities)	77 857	(3 295)	74 562
Netting by tax entity	(3 295)	3 295	—
Unrecognized Net Deferred Tax assets/(liabilities)	74 562	—	74 562

The Group’s main deductible tax base relates to tax losses carried forward, which have indefinite term under both BE and US tax regimes applicable to its subsidiaries.
The remaining temporary differences refer to differences between IFRS accounting policies and local tax reporting policies.
The change in the Group’s net deferred tax asset balance is detailed below:

UNRECOGNIZED DEFERRED TAX ASSET BALANCE ROLL FORWARD
(€‘000)	For the year ended
	2022	2021	2020
Opening balance at January 1,	74 562	66 208	61 300
Temporary difference creation or reversal	(606)	(1 014)	(2 981)
Change in Tax-losses carried forward	5 661	8 820	8 064
Change in US tax rate applicable	—	548	(176)
Closing balance at December 31,	79 617	74 562	66 208

The net increase in the balance mainly relates to the additional losses reported for the current year.
As of December 31, 2022, the Group has a total accumulated tax losses of €312.9 million, which generate unrecognized deferred tax assets, not subject to expiration.
NOTE 34: COMMITMENTS
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
As further amended in December 2021, this agreement allows Dartmouth to terminate the amended license after April 30, 2026, extended from the prior date of April 30, 2024, in the event that Celyad fails to meet the specified minimum net sales obligations for any year ($10 million during first year of sales, $40 million during the second year of sales and $100 million during the third year of sales and every year of sales thereafter), unless Celyad pays to Dartmouth the royalty Celyad would otherwise be obligated to pay had Celyad met such minimum net sales obligation. Dartmouth may also terminate the license if Celyad fails to meet a milestone within the specified time period, unless Celyad pays the corresponding milestone payment. In connection with the December 2021 amendment, the Group agreed to certain protective provisions of any sublicenses and paid Dartmouth a non-refundable,
non-creditable
amendment fee and an additional
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
The Group’s discontinued allogeneic CAR T product candidate,
CYAD-101,
does not incorporate any of the Horizon Discovery/Perkin Elmer, Inc. technology described above.
Other commitments
In 2021, the Group signed two license agreements. Under these license agreements, the licensors are eligible to receive additional milestone payments in development, regulatory and commercial milestone payments, in addition to low single digit royalties on net sales, subject to customary reductions, if the Group decided to continue the exploitation of these licenses. In 2022, the Group decides to stop the exploitation of these two licenses (see note 7).
The Group has entered into a lease agreement for its new head quarter (Dumont 9 building in Mont-Saint-Guibert, Belgium) for total undiscounted lease payment of €0.5 million. This lease will commence from April 1, 2023. During the time needed for the set-up of its new offices of Dumont 9 building, we execute short term lease (less than 12 months) of a part of Belin 2 building from Cellistic for €0.3 million.

NOTE 35: RELATIONSHIPS WITH RELATED PARTIES
Remuneration of key management
Key management consists of the members of t
he
Executive Committee and the entities controlled by any of them.

	As at December 31,
	2022	2021	2020
Number of Executive Committee members	7	7	6

(€’000)	For the year ended December 31,
	2022	2021	2020
Short term employee benefits [1]	2 294	1 866	1 349
Post employee benefits	53	45	34
Share-based compensation	790	928	1 110
Other employment costs [2]	143	148	110
Management fees	1 200	1 163	1 335

Total benefits	4 480	4 150	3 939

Executive Committee outstanding fees payables	781	844	660

(1)	Include salaries, social security, bonuses, lunch vouchers
(2)	Company cars
The increase of the short term employees benefits as of December 31, 2022, include the one-off
expenses due to the reorganization of the Executive Committee through the year 2022.

As at December 31,
	2022	2021	2020
Number of warrants granted	489 700	395 000	220 000
Number of warrants lapsed	(127 250)	(30 000)	(20 000)
Cumulative outstanding warrants	696 400	921 000	556 000
Exercised warrants	—	—	—

Transactions with
non-executive
directors

	For the year ended December 31,
(€‘000)	2022	2021	2020
Share-based compensation	230	337	396
Management fees	382	373	366

Total benefits	612	710	762

Non-executive directors outstanding fees payables	93	93	94

As at December 31,
	2022	2021	2020
Number of warrants granted	40 000	150 000	80 000
Number of warrants lapsed	(60 000)	—	(30 000)
Number of exercised warrants	—	—	—
Cumulative outstanding warrants	230 000	340 000	220 000

Transactions with shareholders
There were no transactions with the Group’s shareholders, for 2022, 2021 or 2020.
NOTE 36: LOSS PER SHARE
The loss per share is calculated by dividing loss for the year by the weighted average number of ordinary shares outstanding during the period. As the Group is incurring net losses, all of the outstanding warrants have an anti-dilutive effect. As such, there is no difference between the basic and the diluted earnings per share. In case the warrants would be included in the calculation of the loss per share, this would decrease the loss per share.

(€’000)	As at December 31,
	2022	2021	2020
Loss of the year attributable to Equity Holders	(40 935)	(26 512)	(17 204)
Weighted average number of shares outstanding	22 593 956	15 604 014	13 942 344

Earnings per share (non-fully diluted) in €	(1.81)	(1.70)	(1.23)

Outstanding warrants	2 339 646	2 136 556	1 488 006

NOTE 37: EVENTS AFTER THE CLOSE OF THE FISCAL YEAR
On January 1, 2023, the Company sold all the leasehold improvements, and furniture associated to the Group’s corporate offices located at
Rue
Edouard Belin 2, 1435 Mont-Saint-Guibert, Belgium, for a total value of €
1.3
 million. The Company will use part of this money to refurbish and move to its new facility located at Rue Dumont 9, 1435 Mont-Saint-Guibert, Belgium. The move to these new spaces is expected in the fourth quarter of 2023. As from January 1, 2023, until the date the Company moves into the new corporate offices (Dumont 9), the Company leases its current facilities (Belin, 2) from Cellistic, under a new lease contract (see note 34).
Effective January 9, 2023, the clinical team (8 employees) has joined the organization of ProPharma Group Holdings LLC, a global reputed CRO with whom Celyad has simultaneously entered into a service agreement for support relating to the closing of its clinical trials. The clinical trials remain under the Company responsibility as sponsor
,
while the clinical workforce has been transferred to said partner to secure a seamless closing of the clinical studies, preserving the best interests of the patients and investigational sites.
There were no other subsequent events that have occurred between year-end
and the date when the financial statements were authorized by the Board for issue.

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
1.1*	Articles of Association (English translation)

2.1	Form of Deposit Agreement	F-1/A	333-204251	4.1	6-15-2015

2.2	Form of American Depositary Receipt	424(b)(3)	333-204724	N/A	10-15-2018

2.3	Description of Securities	20-F	001-37452	2.3	3-25-2020

4.1	Exclusive License Agreement, dated April 30, 2010, between the Trustees of Dartmouth College and Celdara Medical, LLC, as amended	F-1	333-204251	10.9	5-18-2015

4.2	Exclusive License Agreement, dated June 27, 2014, between the Trustees of Dartmouth College and Celdara Medical, LLC, as amended	F-1	333-204251	10.10	5-18-2015

4.3**	Stock Purchase Agreement, by and among the registrant and Celdara Medical, LLC, dated as of January 5, 2015	F-1/A	333-204251	10.12	5-29-2015

4.4**	Asset Purchase Agreement, by and among OnCyte, LLC, Celdara Medical, LLC and the registrant, dated January 21, 2015	F-1/A	333-204251	10.13	5-29-2015

4.5	Agreement for the Provision of Services for Production of Cardiac Cells between Biological Manufacturing Services and the registrant, dated April 11, 2011 (English translation)	F-1	333-204251	10.15	5-18-2015

4.6†	Warrant Plans (English translation)	F-1	333-204251	10.16	5-18-2015

4.7†	Warrant Plan 2016 (English translation)	20-F	001-37452	4.19	4-4-2017

4.8##	First Amendment to Asset Purchase Agreement, dated as of August 3, 2017, by and among the registrant; Celdara Medical, LLC; and OnCyte, LLC	6-K	001-37452	10.1	8-31-2017

4.9	Subscription Agreement, dated as of August 3, 2017, by and between the registrant and Celdara Medical, LLC	6-K	001-37452	10.2	8-31-2017

4.10##	Fourth Amendment to Exclusive License Agreement, dated as of August 2, 2017, by and between OnCyte, LLC and Trustees of Dartmouth College	6-K	001-37452	10.3	8-31-2017

4.11†	Warrant Plan 2015 (English translation)	S-8	333-220737	99.2	9-29-2017

4.12†	Warrant Plan 2017 (English translation)	S-8	333-220737	99.3	9-29-2017

4.13†	Warrant Plan 2018 (English translation)	20-F	001-37452	4.24	4-5-2019

4.14†	Warrants Plan 2019 (English translation)	20-F	001-37452	4.25	3-25-2020

4.15	Research and Development Collaboration and License Agreement, dated April 3, 2018, by and between the Company and Horizon Discovery Limited	20-F	001-37452	4.28	3-25-2020

4.16	Research and Development Collaboration and License Agreement, dated June 27, 2018, by and between the Company and Horizon Discovery Limited	20-F	001-37452	4.29	3-25-2020

4.17	First Amendment to Research and Development Collaboration and License Agreement, dated June 27, 2018, by and between the Company and Horizon Discovery Limited	20-F	001-37452	4.30	3-25-2020

4.18	Asset Purchase Agreement, dated November 22, 2019, by and between CorQuest Medical, Inc. and CorQuest MedTech	20-F	001-37452	4.33	3-25-2020

4.19	Clinical Trial Collaboration and Supply Agreement, dated September 14, 2020, by and between the Company and MSD International GmbH.	20-F	001-37452	4.25	3-24-2021

4.20†	Warrants Plan 2020 (English Translation)	20-F	001-37452	4.26	3-24-2021

4.21##	Subscription Agreement dated December 2, 2021, by and between CFIP CLYD LLC and the registrant	6-K	001-37452	10.1	12-3-2021

4.22##	Shareholders’ Rights Agreement dated December 2, 2021, by and among CFIP CLYD LLC and the registrant	6-K	001-37452	10.2	12-3-2021

4.23##	Fifth Amendment to Exclusive License Agreement, dated as of December 14, 2021, by and between Celyad Oncology SA and Trustees of Dartmouth College	20-F	001-37452	4.31	3-24-2022

4.24†	Warrants Plan 2021 (English Translation)	20-F	001-37452	4.32	3-24-2022

4.25*†	Warrants Plan 2022 (English Translation)

8.1	List of subsidiaries of the registrant	20-F	001-37452	8.1	3-25-2020

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1#	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2#	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of EY Réviseurs d’Entreprises / EY Bedrijfsrevisoren SRL/BV, independent registered public accounting firm

16.1*	Letter from EY Réviseurs d’Entreprises / EY Bedrijfsrevisoren SRL/BV to the SEC, dated March 23, 2023 regarding the change in independent registered public accounting firm

101	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2022, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Financial Position; (ii) Consolidated Statements of Profit or Loss; (iii) Consolidated Statements of Changes in Equity; (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and in detail.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
#	Furnished herewith
†	Indicates a management contract or compensatory plan, contract or arrangement
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

Celyad Oncology SA

/s/ Michel Lussier
By: Michel Lussier
Title: Interim Chief Executive Officer (Principal Executive Officer)

/s/ David Georges
By: David Georges
Title: Vice President of Finance and Administration (Principal Financial Officer)

Date: March 23, 2023